Form 20-F
period 2002-06-30
NEWS CORP LTD
filed 2002-12-31
CIK 788509

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended                June 30, 2002

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                     to

Commission file number 1-9141

                                                                                          THE NEWS CORPORATION LIMITED
                    (Exact name of Registrant as specified in its charter)

                                                                                                                  Australia
                    (Jurisdiction of incorporation or organization)

                                                                             2 Holt Street, Sydney, New South Wales, Australia 2010
                        (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares	New York Stock Exchange (1)

Preferred Limited Voting Ordinary Shares	New York Stock Exchange (1)

American Depositary Shares, each of which represents four Ordinary Shares of The News Corporation Limited	New York Stock Exchange

American Depositary Shares, each of which represents four Preferred Limited Voting Ordinary Shares of The News Corporation Limited	New York Stock Exchange

Guarantee of the 8 5/8% Cumulative Guaranteed Preference Shares, Series A, of Newscorp Overseas Limited	New York Stock Exchange (2)

Guarantee of the Adjustable Rate Cumulative Preference Shares, Series B, of Newscorp Overseas Limited	New York Stock Exchange (2)

(1)	The listing of Registrant’s Ordinary Shares and Preferred Limited Voting Ordinary Shares on the New York Stock Exchange is for technical purposes only and without trading privileges.

(2)	This Guarantee does not trade separately from the Preference Shares of Newscorp Overseas Limited.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Guarantees by The News Corporation Limited of the following securities issued by News America Incorporated: (i) 8 5/8% Senior Notes due 2003; (ii) 8 1/2% Senior Notes due 2005; (iii) 7 3/8% Senior Debentures due 2008; (iv) 6.625% Senior Debentures due 2008; (v) 10 1/8% Senior Debentures due 2012; (vi) 9 1/4% Senior Debentures due 2013; (vii) 8 5/8% Senior Debentures due 2014; (viii) 7.6% Senior Debentures due 2015; (ix) 8% Senior Debentures due 2016; (x) 8 1/4% Senior Debentures due 2018; (xi) 7 1/4% Senior Debentures due 2018; (xii) Liquid Yield Option Notes due 2021; (xiii) 8 7/8% Senior Debentures due 2023; (xiv) 7 3/4% Senior Debentures due 2024; (xv) 7 3/4% Senior Debentures due 2024; (xvi) 9 1/2% Senior Debentures due 2024; (xvii) 8 1/2% Senior Debentures due 2025; (xviii) 7.7% Senior Debentures due 2025; (xix) 7.43% Senior Debentures due 2026; (xx) 7 1/8% Senior Debentures due 2028; (xxi) 7.3% Senior Debentures due 2028; (xxii) 7.28% Senior Debentures due 2028; (xxiii) 7.625% Senior Debentures due 2028; (xxiv) 6.703% Mandatory Par Put Remarketed Securities due 2034; (xxv) 8.45% Senior Debentures due 2034; (xxvi) 8.15% Senior Debentures due 2036; (xxvii) 6 3/4% Senior Debentures due 2038; (xxviii) 7.75% Senior Debentures due 2045; (xxix) 7.9% Senior Debentures due 2095; and (xxx) 8 1/4% Senior Debentures due 2096.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares	2,094,411,035
Preferred Limited Voting Ordinary Shares	3,208,695,775

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☒

*	Not applicable

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

Selected Financial Data

The selected financial data appearing on the next page are set forth in Australian dollars (except as otherwise indicated), and are derived from the Consolidated Financial Statements of The News Corporation Limited and Subsidiaries appearing elsewhere herein and from certain financial data in previously filed annual reports on Form 20-F, as applicable. Certain reclassifications, however, have been made to financial data for fiscal years prior to fiscal 2002 in order to conform with the fiscal 2002 presentation.

The Consolidated Financial Statements of The News Corporation Limited and Subsidiaries have been prepared in accordance with accounting principles generally accepted in Australia (“A-GAAP”). A-GAAP differs significantly in certain respects from accounting principles generally accepted in the United States (“US-GAAP”). A discussion of these significant differences for each of the fiscal years 2000 through 2002 is contained in Note 20 to the Consolidated Financial Statements of The News Corporation Limited and Subsidiaries set forth elsewhere herein and Item 5: Operating and Financial Review and Prospects – US-GAAP Reconciliation.

The selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, the Consolidated Financial Statements of The News Corporation Limited and Subsidiaries (including the notes thereto) set forth elsewhere herein.

	Fiscal Year Ended June 30, [1]
	1998		1999		2000		2001		2002
Amounts in Accordance with US-GAAP
Income statement data:
Revenue	A$	18,897	A$	21,704	A$	22,337	A$	25,387	A$	28,776
Depreciation and amortization		905		1,033		1,108		1,321		1,373
Operating income		1,921		2,012		1,509		1,823		256
Equity in losses of associated companies		(116)		(509)		(936)		(1,711)		(14,840)
Interest, net		778		783		829		935		(1,000)
Other income (expense)		(111)		1,317		1,924		635		1,965
Income (loss) before cumulative effect of accounting change		555		963		(329)		740		(14,552)
Net income (loss)		555		963		(329)		(218)		(14,670)
Basic and diluted income (loss) before cumulative effect of accounting change per share:
Ordinary shares		0.13		0.22		(0.09)		0.15		(2.64)
Preferred limited voting ordinary shares		0.15		0.27		(0.10)		0.18		(3.16)
Basic and Diluted Net income (loss) per share:
Ordinary shares		0.13		0.22		(0.09)		(0.06)		(2.66)
Preferred limited voting ordinary shares		0.15		0.27		(0.10)		(0.07)		(3.19)
Dividends per ordinary share		0.030		0.030		0.030		0.030		0.015
Dividends per preferred ordinary share		0.075		0.075		0.075		0.075		0.0375
Dividends per ordinary share in US dollars	US$	0.020	US$	0.019	US$	0.018	US$	0.016	US$	0.008
Dividends per preferred ordinary share in U.S. dollars	US$	0.051	US$	0.047	US$	0.047	US$	0.041	US$	0.020
Balance sheet data at period end:
Cash	A$	4,314	A$	7,483	A$	4,638	A$	5,615	A$	6,337
Total assets		48,094		47,094		57,986		81,466		65,837
Total debt		14,422		13,167		15,431		18,805		15,441
Total stockholder’s equity		15,713		14,044		18,443		36,285		24,953
Amounts in Accordance with A-GAAP
Income statement data:
Sales Revenue	A$	18,949	A$	21,774	A$	22,433	A$	25,578	A$	29,014
Depreciation and amortization		415		510		562		706		749
Operating income		2,646		2,752		2,742		3,093		3,542
Net income (loss) from associated entities		190		(545)		(298)		(249)		(1,434)
Net borrowing costs		763		773		814		935		1,000
Dividends on exchangeable preferred securities		74		80		79		90		93
Profit before change in accounting policy, other items and tax		1,999		1,354		1,551		1,819		1,015
Net profit (loss) attributable to members of the parent entity		1,682		1,088		1,921		(746)		(11,962)
Basic/Diluted Net income (loss) per share:
Ordinary shares		0.40		0.25		0.42		(0.17)		(2.17)
Preferred limited voting ordinary shares		0.48		0.30		0.51		(0.21)		(2.60)
Dividends per ordinary share		0.030		0.030		0.030		0.030		0.015
Dividends per preferred ordinary share		0.075		0.075		0.075		0.075		0.0375
Dividends per ordinary share in U.S. dollars	US$	0.020	US$	0.019	US$	0.018	US$	0.016	US$	0.008
Dividends per preferred ordinary share in U.S. dollars	US$	0.051	US$	0.047	US$	0.047	US$	0.041	US$	0.020
Balance sheet data at period end:
Cash and cash equivalents	A$	4,314	A$	7,483	A$	4,638	A$	5,615	A$	6,337
Total assets		54,484		53,972		65,585		84,961		71,441
Total debt		14,422		13,167		15,431		18,805		15,441
Total stockholder’s equity		27,211		27,109		32,660		47,595		39,468

[1]
See Note 2 and Note 16 to the Consolidated Financial Statements of News Corporation for information with respect to significant acquisitions and dispositions during fiscal 2000, 2001 and 2002. In fiscal 1999, News Corporation acquired substantially all of Liberty Media Corporation’s interest in Fox Sports Networks LLC for aggregate consideration of approximately US$1.3 billion. Also, in fiscal 1999 News Corporation sold News America Publications and certain related assets to TV Guide, Inc. in exchange for common stock representing a 43.6% equity interest in TV Guide, Inc. and net cash of US$671 million. In fiscal 1998, News Corporation acquired Heritage Media Group for aggregate consideration of approximately US$1.4 billion.

Exchange Rates

The following table sets forth, for the periods indicated, information concerning the Noon Buying Rates in New York City for Australian dollars, expressed as US$ per A$1.00.

Month	High	Low
June 2002	0.5748	0.5583
July 2002	0.5688	0.5370
August 2002	0.5534	0.5280
September 2002	0.5518	0.5419
October 2002	0.5550	0.5422
November 2002	0.5660	0.5528

Fiscal Year Ended June 30,	Average*
1998	.6773
1999	.6246
2000	.6256
2001	.5320
2002	0.5240
2003 (through November 30, 2002)	0.5504

*	The average rate is calculated by using the average of the Noon Buying Rates on the last day of each month during the relevant period.

On November 29, 2002, the Noon Buying Rate was $0.5601 per A$1.00.

Special Note Regarding Forward Looking Statements

This document contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. The words “expect,” “estimate,” “anticipate,” “predict,” “believe” and similar expressions and variations thereof are intended to identify forward-looking statements. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of The News Corporation Limited (“News Corporation”), its directors or its officers with respect to, among other things, trends affecting News Corporation’s financial condition or results of operations. These forward-looking statements are subject to risks, uncertainties and assumptions about News Corporation News Corporation and its businesses and are not guarantees of performance. These risks and uncertainties are described below and elsewhere in this document. News Corporation does not ordinarily make projections of its future operating results and undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the other documents filed by News Corporation and its subsidiaries with the Securities and Exchange Commission.

Risk Factors

News Corporation’s business, financial condition or results of operations could be materially adversely affected by any or all of the following risk factors.

A decline in advertising expenditures could cause News Corporation’s revenues and operating results to decline significantly in any given period or in specific markets.

News Corporation derives substantial revenues from the sale of advertising on its television stations, broadcast and cable networks and direct-to-home (“DTH”) television services and in its newspapers and inserts. Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions as well as budgeting and buying patterns. A decline in the economic prospects of advertisers or the economy in general could alter current or prospective advertisers’ spending priorities. This could cause News Corporation’s revenues and operating results to decline significantly in any given period or in specific markets.

Acceptance of our film and television programming by the public is difficult to predict, which could lead to fluctuations in revenues.

Feature film and television production and distribution are speculative businesses since the revenues derived from the production and distribution of a feature film or television series depend primarily upon its acceptance by the public, which is difficult to predict. The commercial success of a feature film or television series also depends upon the quality and acceptance of other competing films and television series released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. Further, the theatrical success of a feature film and the audience ratings for a television series are generally key factors in generating revenues from other distribution channels, such as home video and premium pay television with respect to feature films and syndication with respect to television series.

Changes in U.S. or foreign communications laws and other regulations may have an adverse effect on News Corporation’s business.

In general, the television broadcasting and cable industries in the U.S. are highly regulated by federal laws and regulations issued and administered by various federal agencies, including the Federal Communications Commission (the “FCC”). The FCC generally regulates, among other things, the ownership of media, including ownership by non-U.S. citizens, broadcast programming and technical operations. Further, the U.S. Congress and the FCC currently have under consideration, and may in the future adopt, new laws, regulations and policies regarding a wide variety of matters, including technological changes, which could, directly or indirectly, affect the operations and ownership of News Corporation’s U.S. broadcast properties. Similarly, changes in regulations imposed by governments in other jurisdictions in which News Corporation, or entities in which News Corporation has an interest, operate could adversely affect News Corporation’s business and results of operations.

News Corporation is controlled by one principal shareholder.

Approximately 30% of the Ordinary Shares of News Corporation are owned by (i) K. Rupert Murdoch, (ii) Cruden Investments Pty. Limited, a private Australian investment company owned by Mr. Murdoch, members of his family and various corporations and trusts, the beneficiaries of which include Mr. Murdoch, members of his family and certain charities, and (iii) corporations, which are controlled by trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons. By virtue of the shares of News Corporation owned by such persons and entities, and Mr. Murdoch’s positions as Chairman and Chief Executive of News Corporation, Mr. Murdoch may be deemed to control the operations of News Corporation.

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Introduction

The News Corporation Limited is a diversified international communications company principally engaged in the production and distribution of motion pictures and television programming; television, satellite and cable broadcasting; the publication of newspapers, magazines and books; the production and distribution of promotional and advertising products and services; the development and distribution of conditional access systems, interactive television applications and broadcast control software systems; and the creation and distribution of on-line programming. The activities of News Corporation are conducted principally in the United States (“U.S.”), the United Kingdom (“U.K.”) and Australia and the Pacific Basin (“Australasia”). News Corporation has also entered into joint ventures to provide direct-to-home (“DTH”) television services in Italy and Latin America.

News Corporation is a holding company which conducts all of its activities through subsidiaries and affiliates. It traces its origin to 1922, when News Limited was incorporated, and in 1923 began to publish a daily newspaper in the city of Adelaide, Australia. In 1979, News Corporation, as presently organized, was incorporated under the Companies Act 1961 of South Australia, Australia. The Australian Company Number of News Corporation is 007 910 330. Unless otherwise indicated, references herein to “News Corporation” include its subsidiaries, its affiliates and their subsidiaries, and their respective predecessors.

News Corporation’s subsidiaries Fox Entertainment Group, Inc. and NDS Group plc (“NDS”), and certain of the companies in which News Corporation owns equity interests, including British Sky Broadcasting Group plc (“BSkyB”) and Gemstar-TV Guide International, Inc. (“Gemstar-TV Guide”), are subject to the information requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file reports and other information with the Securities and Exchange Commission (“SEC”).

The descriptions of News Corporation’s businesses which appear in this Item 4 are provided as of November 30, 2002, unless otherwise indicated. Additional information about the general development of News Corporation’s businesses, including information concerning principal capital expenditures and divestitures, is set forth in Item 5: Operating and Financial Review and Prospects and in Notes 2, 5, 14, 16, 17 and 24 to the Consolidated Financial Statements of The News Corporation Limited and Subsidiaries.

News Corporation maintains a 52-53 week fiscal year ending on the Sunday nearest to June 30 in each year. As set forth herein, references to fiscal years are to the fiscal years of News Corporation ending in June or July, as appropriate, in each such year. References herein to “Ordinary Shares” and “Preferred Shares” are, respectively, to News Corporation’s ordinary shares and preferred limited voting ordinary shares. References to years (e.g., 2002) are to calendar years, unless otherwise indicated. References herein to “$” or “US$”, “A$”, and “£” are, respectively, to U.S. dollars, Australian dollars and U.K. pounds sterling. For information with respect to exchange rates, see Item 3: Key Information – Selected Financial Data.

During fiscal 2002, News Corporation operated primarily in seven industry segments: (i) filmed entertainment; (ii) television; (iii) cable network programming; (iv) magazines and inserts; (v) newspapers; (vi) book publishing; and (vii) other. See Note 17 to the Consolidated Financial Statements of The News Corporation Limited and Subsidiaries for financial information in Australian dollars by industry segment and by geographical area for each of the last three fiscal years with respect to News Corporation and its subsidiaries which are consolidated for financial statement purposes.

News Corporation’s principal executive offices are located at 2 Holt Street, Sydney, New South Wales 2010, Australia. The telephone number is 61 2 9288 3000. News Corporation’s U.S. headquarters are located at 1211 Avenue of the Americas, New York, New York 10036.

BUSINESS OVERVIEW

United States Operations

News America Incorporated (“News America”), the principal U.S. subsidiary of News Corporation, is an operating company and holding company which, together with its subsidiaries and affiliates, conducts substantially all U.S. activities of News Corporation.

News America’s subsidiary, Fox Entertainment Group, Inc. (together with its subsidiaries, “FEG”), is principally engaged in the development, production and worldwide distribution of feature films and television programs, television broadcasting and cable network programming. As of November 30, 2002, News Corporation owned approximately 80.6% of the equity and 97.0% of the voting power of FEG. FEG’s Class A Common Stock is listed on the New York Stock Exchange under the symbol “FOX”.

Filmed Entertainment

FEG engages in feature film and television production and distribution principally through the following businesses: Fox Filmed Entertainment (“FFE”), a producer and distributor of feature films; Twentieth Century Fox Television (“TCFTV”), a producer of network television programming; Twentieth Television, a producer and distributor of television programming; and Fox Television Studios (“FtvS”), a producer of broadcast and cable programming.

Feature Film Production and Distribution

One of the world’s largest producers and distributors of motion pictures, FFE produces, acquires and distributes motion pictures throughout the world under a variety of arrangements. During fiscal 2000, 2001 and 2002, FFE placed 20, 20 and 22 films, respectively, in general release in the U.S. Those motion pictures were produced or acquired by the following units of FFE: Twentieth Century Fox and Fox 2000, which produce motion pictures for mainstream audiences; Fox Searchlight Pictures, which produces and acquires specialized motion pictures; and Twentieth Century Fox Animation, which produces feature length animated motion pictures. Successful motion pictures produced and/or distributed by FFE in the U.S. and international territories since the beginning of fiscal 2000 include Big Momma’s House, Me, Myself & Irene, X-Men, Cast Away (together with DreamWorks SKG), Moulin Rouge, Dr. Doolittle 2, Ice Age, Planet of the Apes, Star Wars Episode II: Attack of the Clones, Minority Report (together with DreamWorks SKG), and Road to Perdition (together with DreamWorks SKG). FEG currently plans to release approximately 25 films in the U.S. in fiscal 2003, including X-Men 2, League of Extraordinary Gentlemen, Solaris and Dare Devil.

Motion picture companies, such as FFE, typically seek to generate revenues from various distribution channels. FFE derives its worldwide motion picture revenues primarily from four basic sources (set forth in general chronology of exploitation): (i) distribution of motion pictures for theatrical exhibition in the U.S. and Canada and markets outside of the U.S. and Canada (“International” markets); (ii) distribution of motion pictures in various home media formats; (iii) distribution of motion pictures for exhibition on pay-per-view and premium pay television programming services; and (iv) distribution of motion pictures for exhibition on free television networks, other broadcast program services, independent television stations and basic cable programming services, including certain services which are affiliates of FEG and News Corporation. FEG does not always have rights in all media of exhibition to all motion pictures which it releases, and does not necessarily distribute a given motion picture in all of the foregoing media in all markets.

FEG distributes and markets its films worldwide principally through its own distribution and marketing companies. FEG believes that the pre-release marketing of a feature film is an integral part of its motion picture distribution strategy and generally begins marketing efforts three to six months in advance of a film’s release date in any given territory.

Through Twentieth Century Fox Home Entertainment, Inc., FEG distributes motion pictures and other programming produced by units of FFE, its affiliates and other producers in the U.S., Canada and International markets in all home media formats, including the sale and rental of videocassettes and DVDs. In fiscal 2002, the domestic home entertainment division released or re-released over 100 produced and acquired titles, including approximately 80 titles in DVD format. In International markets, FEG distributes produced and acquired titles both directly and through foreign distribution channels, with approximately 400 releases in fiscal 2002, including 30 new FFE releases, nearly 200 catalog titles and approximately 100 television and other non-theatrical releases. In addition, FEG has an agreement with Metro-Goldwyn-Mayer (“MGM”) to distribute its video product in most International markets in return for certain fees. FEG released over 200 MGM Home Entertainment theatrical, catalog and television programs Internationally in fiscal 2002.

Units of FFE license motion pictures and other programs in the U.S., Canada and International markets to various third parties and certain affiliated subscription pay television services and pay-per-view services. The license agreements reflecting the subscription pay television arrangements generally provide for a specified number of exhibitions of the program during a fixed term in exchange for a license fee which is based on a variety of factors, including the box office performance of each program and the number of subscribers to the service or system. The license agreements reflecting the pay-per-view arrangements generally provide for a minimum number of scheduled exhibitions of the program during a fixed term, for a license fee based on a percentage of the licenssee’s gross receipts from the pay-per-view exhibition of the program and, in some cases, a guaranteed minimum fee. Among third-party license agreements that units of FFE have in place in the U.S. for subscription pay television exhibition of its motion pictures are exclusive agreements with Home Box Office (“HBO”), providing for the licensing of films initially released for theatrical exhibition through the year 2009, as well as arrangements with Encore and American Movie Classics. Units of FFE also license motion pictures in the U.S. to direct broadcast satellite (“DBS”) pay-per-view services operated by DIRECTV, Inc. and EchoStar Communications Corporation, as well as cable pay-per-view and video-on-demand services such as In Demand. In addition, in International markets, units of FFE license motion pictures to leading third-party pay television services and pay-per-view services as well as to programming services operated by various affiliated entities.

In addition, pursuant to an agreement that became effective in May 1998 with Monarchy Enterprises Holdings B.V. (“MEH”), the parent company of Regency Entertainment (USA), Inc. (“New Regency”), FFE will distribute certain New Regency films and all films co-financed by FEG and New Regency produced over a 15-year term in all media worldwide, excluding certain international territories with respect to theatrical and home video rights and most international territories with respect to television rights. Among its 2003 releases, FEG currently expects to release two New Regency films, both of which were co-financed by FEG and New Regency. FEG has also acquired a 20% interest in MEH. The parties also agreed to enter into certain motion picture financing arrangements and have formed Regency Television, a 50/50 joint venture to produce television programming through a partnership with FtvS.

Due to increased competition and costs associated with film production, film studios and FEG constantly evaluate the risks and rewards of production. Various strategies are used to balance risk with capital needs, including, among other methods, co-production, contingent profit participations, acquisition of distribution rights only and insurance. In March 2001, FEG entered into a new series of film rights agreements whereby a controlled consolidated subsidiary of FEG, Cornwall Venture LLC (“NM2”), that holds certain library film rights, funds the production or acquisition costs of all eligible films, as defined, to be produced or acquired by Twentieth Century Fox Film Corporation (“TCF”), a subsidiary of FEG, between 2001 and 2004 (these film rights agreements are collectively referred to as the, “New Millennium II Agreement”). NM2 is a separate legal entity from FEG and TCF and has separate assets and liabilities. NM2 issued a preferred limited liability membership interest (“Preferred Interest”) to a third party to fund the film financing, which is presented on the consolidated Statement of Financial Position as outside equity interests in controlled entities. The Preferred Interest has no fixed redemption rights but is entitled to an allocation of the gross receipts to be derived by NM2 from the distribution of each eligible film. This allocation, to the extent available based on the gross receipts from the distribution of the eligible films consists of (i) a return on the Preferred Interest (the “Preferred Payments”), based on certain reference rates (generally based on commercial paper rates or LIBOR) prevailing on the respective dates of determination, and (ii) a redemption of the Preferred Interest, based on a contractually determined amortization schedule. The Preferred Interest has a preference in the event of a liquidation of NM2 equal to the unredeemed portion of the investment plus any accrued and unpaid Preferred Payments. As of June 30, 2002, there was $850 million of Preferred Interests outstanding, which is included in the Statement of Financial Position as outside equity interests in controlled entities. For more detail regarding this agreement, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Motion picture production and distribution are highly competitive businesses. FEG competes with other film studios, independent production companies and other entities for the acquisition of artistic properties, the services of creative and technical personnel, exhibition outlets and the public’s interest in its products. The number of films released by FEG’s competitors, particularly the other major film studios, in any given period may create an oversupply of product in the market that may reduce FEG’s share of gross box office admissions and may make it more difficult for FEG’s films to succeed. The commercial success of the motion pictures produced and/or distributed by FEG is substantially affected by the public’s often unpredictable response to the motion pictures produced and distributed by it. In addition, television networks are now producing more programs internally and thus may reduce their demand for programming from other parties.

Competitive risks affecting FEG’s home entertainment business include competition among home video formats (e.g., DVD) and with other methods of distribution, such as video-on-demand, as well as risks associated with controlling copying and unauthorized distribution of FEG’s programs.

Television Programming, Production and Distribution

Twentieth Century Fox Television. During the past three fiscal years, TCFTV produced television programs for the FOX, ABC, CBS, NBC, UPN and WB broadcast television networks. TCFTV currently produces or has orders to produce episodes of the following network television series: The Practice for ABC; Charlie Lawrence, Judging Amy, Still Standing and Yes, Dear (each co-produced with CBS Worldwide, Inc.) for CBS; 24, Andy Richter Controls the Universe (a co-production with Paramount Pictures Corporation), The Bernie Mac Show (a co-production with FtvS), Boston Public, Cedric the Entertainer Presents, Futurama, King of the Hill, Oliver Beene (a co-production with Dreamworks SKG), The Pitts, Septuplets, and The

Simpsons for FOX; Buffy the Vampire Slayer for UPN; and Angel and Reba for WB. Generally, a network will license a specified number of episodes for exhibition on the network during the license period. All other distribution rights, including International and off-network syndication rights, are typically retained by TCFTV.

Generally, television programs are produced under contracts that provide for license fees which may cover only a portion of the anticipated production costs. As these costs have increased in recent years, the resulting deficit between production costs and license fees for domestic first-run programming has also increased. Successful network television series are licensed for (i) first-run exhibition in International and Canadian markets, (ii) off-network exhibition in the U.S. (including in syndication or to cable programmers) and (iii) syndication in International markets. Such additional licensing is often critical to the financial success of a series since the license fee paid by a network generally does not fully recover production costs. Generally, a series must be broadcast for at least three to four television seasons for there to be a sufficient number of episodes to offer the series in syndication in the U.S. or to cable and DBS programmers in the U.S.. The decision of a television network to continue a series through an entire television season or to renew a series for another television season depends largely on the series’ audience ratings.

Twentieth Television. Twentieth Television licenses off-network television programming produced by FEG; develops and produces original reality and first-run television programming for the stations owned and operated by Fox Television Stations, Inc., national syndication, FOX and basic cable networks; and sells national advertising units retained by Twentieth Television in off-network and first-run syndicated television programming. Twentieth Television derives revenue from its licensing of off-network and first-run television programming in the form of license fees paid by licensees and the sale of national advertising units retained by Twentieth Television in the programs.

Fox Television Studios. FtvS is a program supplier to the major U.S. broadcast and cable networks as well as a growing number of emerging and international networks. FtvS produces or has orders to produce several U.S. broadcast and cable series including Malcom in the Middle (through Regency Television, a co-venture with New Regency Enterprises), John Doe and The Bernie Mac Show (co-production with TCFTV) for FOX; The Shield (produced in association with Columbia TriStar Domestic Television) and Son of the Beach for FX Networks and American Family for PBS. It also has or will produce a variety of made for television movies and miniseries. Its non-fictional shows include A&E’s Biography, and its international productions include 12 separate versions of Temptation Island. FtvS also produces a variety of game shows and talk series, specials and other forms of programming for top U.S. and international telecasters.

Production and distribution of television programming is extremely competitive. Similar to motion picture production and distribution, FEG competes with other film studios, independent production companies and other entities for the acquisition of artistic properties, the services of creative and technical personnel, exhibition outlets and the public’s interest. In addition, television networks are now producing more programs internally and thus may reduce such networks’ demand for programming from other parties.

Motion Picture and Television Programming Libraries

FEG’s motion picture and television library (the “Fox Library”) consists of varying rights to over 3,250 previously released films, of which almost 350 have been released since 1980, and many well-known television series. The motion pictures in the Fox Library include many successful and well-known titles, such as The Sound of Music and Miracle on 34th Street, and eight of the top 16 domestic box office grossing films of all time, which are Titanic (together with Paramount Pictures Corporation), Star Wars Episode I: The Phantom Menace, Independence Day, Star Wars, Return of the Jedi, The Empire Strikes Back, Home Alone and Star Wars Episode II: Attack of the Clones. FEG earns significant revenues through the licensing of titles in the Fox Library in many media, including television and home entertainment formats, and through licensing and merchandising of films and characters in films.

In addition, the Fox Library contains varying rights to certain television series and made-for-television motion pictures. The television library contains such classic series as Batman, The Mary Tyler Moore Show, M*A*S*H, Hill Street Blues, Doogie Howser, M.D., L.A. Law, The Wonder Years, Picket Fences, Room 222, Trapper John, M.D., Daniel Boone and The X-Files, as well as such current hits as The Simpsons, NYPD Blue, The Practice, King of the Hill, Buffy the Vampire Slayer, Judging Amy (together with CBS Worldwide, Inc.), Malcom in the Middle, The Bernie Mac Show, 24 and The Shield.

Television

News Corporation is engaged in the distribution of network and cable television programming and the operation of broadcast television stations.

Fox Television Stations

Fox Television Stations currently owns and operates 35 full power stations (the “Fox Television Stations”), including stations located in nine of the top 10 largest designated market areas (“DMAs”). Fox Televsion Stations owns and operates two stations in each of nine DMAs, including New York, Los Angeles, and Chicago, which are the first, second, and third largest DMAs, respectively.

Fox Television Stations owns and operates stations that are affiliated with the United Paramount Network (“UPN”) in nine markets, including four of the top 10 DMAs. The affiliation agreements with UPN generally extend through at least the 2003-04 season and may be extended at the option of the stations through the 2005-06 season. UPN provides approximately 25 hours of programming a week, including two-hour prime time programming blocks five nights a week, to its affiliates. The remaining stations owned by Fox Television Stations are affiliates of Fox Broadcasting Company (“FOX”). For a description of FOX programming, see “—Television Broadcast Network.”

The following table lists certain information as of August 2002 about each Fox Television Station. Unless otherwise noted, all stations are primary affiliates of FOX.

DMA/RANK		STATION	CHANNEL/TYPE		PERCENTAGE OF U.S. TELEVISION HOUSEHOLDS REACHED(1)
New York, NY	1	WNYW WWOR(2)	5 9	VHF VHF	6.9%
Los Angeles, CA	2	KTTV KCOP(2)	11 13	VHF VHF	5.0%
Chicago, IL	3	WFLD WPWR(2)	32 50	UHF UHF	3.2%
Philadelphia, PA	4	WTXF	29	UHF	2.7%
Boston, MA	6	WFXT	25	UHF	2.3%
Dallas, TX	7	KDFW	4	VHF	2.1%
		KDFI(3)	27	UHF
Washington, DC	8	WTTG	5	VHF	2.0%
		WDCA(2)	20	UHF
Atlanta, GA	9	WAGA	5	VHF	1.9%
Detroit, MI	10	WJBK	2	VHF	1.8%
Houston, TX	11	KRIV	26	UHF	1.7%
		KTXH(2)	20	UHF
Tampa, FL	13	WTVT	13	VHF	1.5%
Minneapolis, MN	14	KMSP	9	VHF	1.5%
		WFTC(2)	29	UHF
Cleveland, OH	15	WJW	8	VHF	1.4%
Phoenix, AZ	16	KUTP(2)	45	UHF	1.5%
		KSAZ	10	VHF
Denver, CO(4)	18	KDVR	31	UHF	1.3%
Orlando, FL	20	WOFL WRBW(2)	35 65	UHF	1.1%
St. Louis, MO	22	KTVI	2	VHF	1.1%
Baltimore, MD	24	WUTB(2)	24	UHF	1.0%
Milwaukee, WI	31	WITI	6	VHF	0.8%
Kansas City, MO	33	WDAF	4	VHF	0.8%
Salt Lake City, UT	36	KSTU	13	VHF	0.7%
Birmingham, AL	40	WBRC	6	VHF	0.6%
Memphis, TN	43	WHBQ	13	VHF	0.6%
Greensboro, NC	46	WGHP	8	VHF	0.6%
Austin, TX(5)	54	KTBC	7	VHF	0.5%
Gainesville, FL	165	WOGX	51	UHF	0.1%

Total:					44.7%

Source: Nielsen Media Research, August 2002

(1)
VHF stations transmit on Channels 2 through 13 and UHF stations on Channels 14 through 69. UHF television stations in many cases have a weaker signal and therefore do not achieve the same coverage as VHF stations. To address this disparity, the FCC ownership rule applies a UHF discount (the “UHF Discount”) which attributes only 50% of the television households in a local television market to the audience reach of a UHF station for purposes of calculating whether that station’s owner complies with the 35% national audience reach cap imposed by FCC regulations. In addition, the coverage of two commonly owned stations in the same market is only counted once. Under these rules, Fox Television Stations reaches 37.8% of U.S. households. The percentages listed above are rounded and do not take into account the UHF Discount.

(2)	UPN affiliate.
(3)	Independent station and secondary FOX affiliate, carrying Fox children’s programming.
(4)	FEG also owns and operates KFCT, Channel 22, Fort Collins, CO, as a satellite station of KDVR, Channel 31, Denver, CO.
(5)	FEG also owns and operates K13VC, Channel 13, Austin, TX, an LPTV (low power television) station. K13VC is an independent station and secondary FOX affiliate, carrying Fox children’s programming.

In July 2001, News Corporation completed its acquisitions of Chris-Craft Industries, Inc. and its subsidiaries, BHC Communications, Inc. and United Television, Inc., (together, “Chris-Craft”) for $2 billion in cash and American Depositary Receipts (“ADRs”) then representing approximately $2 billion in News Corporation preferred limited voting ordinary shares. As part of this acquisition, News Corporation transferred all of the assets and liabilities of Chris-Craft, except for cash and certain non-television related assets and liabilities to FEG, in exchange for approximately 122 million shares of its Class A Common Stock. Simultaneously with the receipt of these assets and liabilities, FEG transferred title to the FCC licenses of the 10 newly acquired television stations to Fox Television Stations.

In October 2001, Fox Television Stations exchanged two television stations, KTVX (ABC) in Salt Lake City and KMOL (NBC) in San Antonio, with Clear Channel Communications, Inc. for television station WFTC (FOX) in Minneapolis. In addition, in November 2001, Fox Television Stations exchanged television station KBHK (UPN) in San Francisco with Viacom Inc. for WDCA (UPN) in Washington, D.C. and KTXH (UPN) in Houston. On June 17, 2002, Fox Television Stations exchanged KPTV (UPN) in Portland for Meredith Corporation’s WOFL (FOX) in Orlando and WOGX (FOX) in the Gainesville DMA. Also, on August 21, 2002, Fox Television Stations acquired WPWR (UPN), in the Chicago DMA, from Newsweb Corporation for $425 million in cash.

Regulatory approval of the Chris-Craft acquisition required FEG to divest sufficient stations to come into compliance with the FCC’s national station ownership cap. To comply with this requirement, Fox Television Stations is required to file with the FCC the license assignment applications necessary to come into compliance with the cap prior to August 7, 2003, unless there is further judicial review, or the FCC modifies the national station ownership cap. For more detail regarding the FCC’s national ownership cap, see “—Government Regulation—United States—Television.” Each of the Clear Channel, Viacom and Meredith transactions reduced the national audience reach of Fox Television Stations and, therefore, assisted FEG in complying with the FCC’s national station ownership cap.

The Fox Television Stations derive substantially all of their revenues from national spot and local advertising. Advertising rates are determined by each Fox Television Station based on market conditions in the area which it serves. In addition to cash sales, the Fox Television Stations enter into customary barter agreements with syndicators, pursuant to which the Fox Television Stations acquire programming and the rights to sell a specified amount of advertising time for use in national spot and local advertising markets in exchange for allowing the syndicator to retain a specified amount of advertising time for sale in the national advertising market in lieu of cash consideration.

Each of the Fox Television Stations competes in its market area for audiences and advertising revenues with radio and television stations and cable systems as well as with other advertising media such as newspapers, magazines, outdoor advertising, direct mail and Internet websites. All of the Fox Television Stations are located in highly competitive markets. Competition for sales of broadcast advertising time is based primarily on the anticipated and actually delivered size and demographic characteristics of audiences as determined by various rating services, price, the time of day when the advertising is to be broadcast, competition from the other broadcast networks, cable television systems, DBS services and other media and general economic conditions. Competition for audiences is based primarily on the selection of programming, the acceptance of which is dependent on the reaction of the viewing public, which is often difficult to predict. (See also the competitive factors discussed under “Television—Fox Broadcasting Company.”) Additional elements which are material to the competitive position of television stations include management experience, authorized power and assigned frequency.

Fox Broadcasting Company (“FOX”)

FOX has 188 affiliated stations, including 25 full power television stations that are owned by subsidiaries of FEG. The stations reach, along with Fox Net, a FEG-owned cable service that reaches areas not served by an over-the-air-FOX affiliate, approximately 98% of all U.S. television households. In general, each week FOX regularly delivers to its affiliates 15 hours of prime time programming, one hour of late-night programming on Saturday and one hour of Sunday morning news programming. FOX’s prime time programming features such series as The Simpsons, King of the Hill, That 70’s Show, Malcolm in the Middle, Boston Public, 24, and The Bernie Mac Show and various movies and specials. In addition, a significant component of FOX’s programming consists of sports programming, with FOX providing to its affiliates live coverage (including post-season) of the National Football Conference of the National Football League (“NFL”) and Major League Baseball (“MLB”) and live coverage of the premiere racing series (the Winston Cup and the Busch series) of the National Association of Stock Car Auto Racing (“NASCAR”). In January 2002, FOX entered into an agreement allowing 4Kids Entertainment, a children’s entertainment company, to program a four hour block of children’s programming on Saturday mornings, starting in the 2002-2003 broadcast season and continuing for four years, with an option exercisable by 4Kids for a two-year extension. This replaces the children’s programming which had been provided by Fox Family Worldwide, Inc., a former affiliate of FEG.

FOX derives its revenues from sales of commercial advertising time in the national advertising marketplace. FOX’s programming line-up is intended to appeal primarily to target audiences of 18 to 49-year old adults, the demographic group that advertisers seek to reach most often. During the 2001-2002 broadcast season, FOX ranked second in prime time programming based on viewership of adults aged 18-49 (NBC had a 5.3 rating and 14 share, FOX had a 4.0 rating and 11 share, CBS had a 3.9 rating and 10 share and ABC had a 3.6 rating and 10 share). The median age of the FOX viewer is 35 years, as compared to 45 years for NBC, 45 years for ABC and 51 years for CBS.

FEG obtains programming for FOX from major television studios and independent television production companies pursuant to license agreements. The terms of such agreements generally provide FEG with the right to broadcast a television series for a minimum of four seasons. FOX licenses its film programming from major film studios and independent film production companies and licenses made-for-television films from a number of sources. National sports programming, such as NFL, MLB and NASCAR programming, is obtained under license agreements with professional sports leagues or organizations. FEG’s current licenses with the NFL, MLB, and NASCAR extend through the 2005-2006 NFL season, the 2006 MLB season, and the 2008 NASCAR season, respectively, assuming no early terminations.

FOX provides programming to its television station affiliates in accordance with affiliation agreements of varying durations. These agreements grant to each affiliate the right to broadcast network television programming on the affiliated station. Such agreements typically run three or more years and have staggered expiration dates. These affiliation agreements generally require FOX’s full-time television station affiliates to carry FOX programming in all time periods in which FOX programming is offered to such affiliates, subject to certain exceptions stated in these agreements. In 1999, FOX entered into an arrangement with most of its television station affiliates relating to the amount of commercial advertising time in FOX programming that FOX provided to each affiliate for the affiliate to sell to advertisers (“local commercial advertising time”). This arrangement expired in June 2002. New agreements, under which affiliates will continue to pay FOX for additional local commercial advertising time, are currently being negotiated, with agreements with most of the affiliates already completed.

The network television broadcasting business is highly competitive. FOX directly competes for programming and for viewers with the ABC, NBC, CBS, WB and UPN networks. ABC, NBC and CBS each broadcasts a significantly greater number of hours of programming than FOX, and accordingly, may be able to designate or change time periods in which programming is to be broadcast with greater flexibility than FOX. FOX also competes for viewers with other non-network sources of television service, including cable television and DBS services, as well as home video exhibition, the Internet and home computer usage. Competition for audiences is based primarily on the selection of programming, the acceptance of which is dependent on the reaction of the viewing public which is often difficult to predict.

FOX also competes for advertising revenues with other broadcast networks. Each of ABC, NBC and CBS has a greater number of affiliates with VHF signals, which are generally considered to have greater reach in their markets than UHF signals and, therefore are more appealing to advertisers. In addition, each of the Fox Television Stations competes for advertising revenues with radio and television stations and cable systems in its market area and with other advertising media such as newspapers, magazines, outdoor advertising, direct mail and Internet websites. All of the Fox Television Stations are located in highly competitive markets. Competition for sales of broadcast advertising time is based primarily on the anticipated and actually delivered size and demographic characteristics of audiences as determined by various rating services, price, the time of day when the advertising is to be broadcast, competition from the other broadcast networks, cable television systems, DBS services and other media and general economic conditions.

Cable Network Programming

FEG holds interests in cable network programming businesses in the areas of news, sports, general entertainment and movies. The Fox Cable Networks Group includes all of FEG’s cable network programming businesses other than the Fox News Channel.

The cable network programming business is highly competitive. Cable programming services compete for distribution and, when distribution is obtained, compete for viewers and advertisers with over-the-air broadcast television, radio, print media, motion picture theaters, videocassettes, DVDs and other sources of information and entertainment. Important competitive factors include the prices charged for programming, the quantity, quality and variety of programming offered and the effectiveness of marketing efforts.

Fox News Channel (“Fox News”)

Fox News is a 24-hour all news cable channel which is currently available to approximately 80 million U.S. cable and DBS households.

Fox News also produces a weekend political commentary show, Fox News Sunday, for broadcast on FOX. Fox News, through its Fox News Edge service, licenses news feeds to FOX affiliates and other subscribers to use as part of local news broadcasts.

Fox News Channel’s primary competition comes from cable networks CNN, MSNBC, CNBC and Headline News. Fox News also competes for viewers and advertisers within a broad spectrum of television networks, including other cable networks and over-the-air broadcast television.

Fox Sports Networks

Fox Sports Networks operates two principal business units: (i) sports programming operations and (ii) FX Networks, a general entertainment network (“FX”).

Sports programming operations. Fox Sports Net, Inc. (“FSN”) is the largest regional sports network (“RSN”) programmer in the U.S., focusing on live professional and major collegiate home team sports events. FSN’s sports programming business consists primarily of ownership interests in 21 RSNs (the “Fox Sports RSNs”) and National Sports Partners, a 50/50 partnership between FSN and Rainbow Media Sports Holdings, Inc. (“Rainbow”), an indirect subsidiary of Cablevision Systems Corporation (“Cablevision”), which operates Fox Sports Net, a national sports programming service. Fox Sports Net provides its affiliated RSNs with 24-hour national sports programming featuring original and licensed sports-related programming and live and replay sporting events.

FSN owns an equity interest in, or through Fox Sports Net is affiliated with, 24 RSNs. These RSNs reach approximately 73 million U.S. cable and DBS households and, together with FSN, have rights to telecast live games of 70 professional sports teams in the MLB, National Basketball Association (“NBA”), and National Hockey League (“NHL”) (out of a total of 80 such teams in the U.S. and numerous collegiate conferences and sports teams. FSN’s strategy is to utilize its RSNs and Fox Sports Net to build a national cable sports network under the Fox brand name.

FSN owns a 40% interest in Regional Programming Partners (“RPP”), a partnership with Rainbow which owns various interests in RSNs (including two in which FSN owns 50% interests), the New York Knickerbockers NBA franchise, the New York Rangers NHL franchise, the Madison Square Garden entertainment complex and Radio City Music Hall. For discussion of purchase and sale rights related to the investment in RPP, see “Item 5. Operating and Financial Review and Prospects–Liquidity and Capital Resources.”

In January 2002, FEG acquired an approximate 23.3% interest in the Sunshine Network, an RSN serving Florida, (“Sunshine”) for approximately $23.3 million, increasing FEG’s ownership interest in Sunshine to approximately 83.3%. In February 2002, FEG acquired an additional approximate 0.4% interest in Sunshine, increasing FEG’s ownership interest in Sunshine to approximately 83.7%.

A number of basic and pay television programming services (such as ESPN) as well as free over-the-air stations and broadcast networks provide programming that targets the Fox Sports RSNs’ audience. Fox Sports Net is currently the only programming service distributing a full range of sports programming on both a national and regional level. On a national level, Fox Sports Net’s primary competitor is ESPN and, to a lesser extent, ESPN2. In regional markets, FEG’s RSNs compete with other RSNs, including those operated by team owners and other sports programming providers and distributors. In addition, the Fox Sports RSNs and Fox Sports Net compete, for sports programming rights. The Fox Sports RSNs compete for local and regional rights with local broadcast television stations, other local and regional sports networks and the owners of distribution outlets such as cable television systems. Fox Sports Net competes for national rights principally with the national broadcast television networks, a number of national cable services that specialize in or carry sports programming, television “superstations,” which distribute sports and other programming to cable television systems by satellite, and with independent syndicators that acquire and resell such rights nationally, regionally and locally. The owners of distribution outlets such as cable television systems may also contract directly with the sports teams in their service area for the right to distribute a number of such teams’ games on their systems. The owners of teams may also launch their own regional sports network and contract with cable television systems for carriage. In certain markets, the owners of distribution outlets, such as cable television systems, also own one or more of the professional teams in the region, increasing their ability to launch competing networks and thereby limiting the professional sports rights available for acquisition by FEG’s RSNs.

FX Networks. Launched in 1994, FX currently reaches approximately 78 million U.S. cable and DBS households. FX is a general entertainment network that combines original programming with acquired television series and feature films. In addition, FX carries sports programming with live coverage of certain NASCAR events. FX’s line-up for the Fall 2002 season included the following syndicated hits from TCFTV: Ally McBeal, The Practice, and Buffy the Vampire Slayer, and original programming, including the Emmy nominated drama, The Shield; a new half-hour comedy, Lucky; Son of the Beach; and the Toughman World Championship series.

A number of basic and pay television programming services (such as the USA Network and Turner Network Television) as well as free over-the-air broadcast networks that provide programming that targets the same viewing audience as FX. FX also faces competition in the acquisition of distribution rights to programming.

Fox Cable Network Ventures

In July 2001, as a result of the exercise of rights by existing shareholders, FEG acquired 53.44% of Speedvision Network LLC, relaunched as “Speed Channel” in January 2002, for approximately $401 million, increasing FEG’s ownership in Speed Channel to approximately 85.46%. In October 2001, FEG acquired the remaining 14.54% minority interest in Speed Channel for approximately $111 million. Speed Channel focuses exclusively on the world of racing, including cars, motorcycles, airplanes and boats. It currently reaches approximately 52.5 million U.S. cable and DBS households.

In July 2001, as a result of the exercise of rights by existing shareholders, FEG acquired 50.23% of Outdoor Life Network LLC for approximately $309 million. The acquisition resulted in FEG owning approximately 83.18% of Outdoor Life. In October 2001, Comcast, a shareholder of Outdoor Life, acquired FEG’s entire ownership interest in Outdoor Life for approximately $512 million in cash.

Fox Cable Network Ventures owns a 40% interest in an entity that owns and operates the Staples Center, a sports and entertainment complex in downtown Los Angeles, California. The Staples Center is the home of the Los Angeles Kings NHL franchise and the Los Angeles Lakers and the Los Angeles Clippers NBA franchises.

Fox Sports International

In July 2001, Liberty Media Corporation (“Liberty”) exercised its right, under a pre-existing option, to cause its subsidiary to sell its 50% interest in International Sports Programming Partners (“Fox Sports International”) to News Corporation in exchange for 3,673,183 ADRs (representing approximately 14,692,732 preferred limited voting ordinary shares) of News Corporation. Under the terms of this transaction, in December 2001, News Corporation transferred the acquired interest in Fox Sports International to FEG for 3,632,269 shares of FEG Class A Common Stock.

Fox Sports International holds an interest in Fox Sports World, a U.S. English language programming service devoted to international sports, such as soccer, rugby and cricket, which is available to approximately 14.9 million cable and DBS subscribers, and Fox Sports World-Middle East an English language sports network which airs in the Middle East.

In February 2002, FEG entered into a joint venture with Liberty and Hicks, Muse, Tate & Furst Incorporated primarily for the purpose of developing and operating Spanish–language television services in the U.S., Canada, Spain and Latin America that are comprised predominantly of sports programming. In exchange for an approximately 38% interest in a new entity called Fox Pan American Sports LLC (“FPAS”), FEG contributed a cash investment and its existing Spanish-language sports businesses, including the Fox Sports Latin American network (a Spanish-language sports network distributed to subscribers in certain Central and South American nations outside of Brazil) and Fox Sports World Espanol (a Spanish-language sports network distributed to approximately 4.6 million subscribers in the U.S.). FEG also entered into agreements with FPAS to provide certain support services including advertising and affiliate sales, corporate, personnel and production and technical services, primarily in the U.S.

Fox Family Worldwide

During fiscal 2001, Fox Family Worldwide, Inc. (“FFW”), a family and children’s entertainment company, was owned 49.5% by FEG and 49.5% by Haim Saban and certain limited partnerships controlled by

Mr. Saban. In October 2001, FEG, Haim Saban and the other stockholders of FFW sold FFW to The Walt Disney Company (“Disney”) for total consideration of approximately $5.2 billion (including the assumption of certain debt) of which approximately $1.7 billion was in consideration of FEG’s interest in FFW.

National Geographic Channels

FEG, NBC and National Geographic Television (“NGT”) own approximately 50%, 25% and 25% interests, respectively, in NGC Network International, LLC, which produces the National Geographic Channel for distribution in various international markets, including certain countries in Europe, Asia and Latin America. The National Geographic Channel airs documentary programming on such topics as natural history, adventure, science, exploration and culture. It is currently shown in approximately 133 countries internationally, as well as in the U.S. National Geographic programming is provided in Australia, certain countries in Europe and Scandinavia by a partnership in which BSkyB, NBC and NGT are currently partners.

In January 2001, FEG and NGT launched the National Geographic Channel in the U.S. The National Geographic Channel currently reaches approximately 33.2 million U.S. cable and DBS households. FEG holds a 66.67% interest (which is not consolidated for accounting purposes) in NGC Network US, LLC, the producer of the U.S. channel, with NGT holding the remainder.

Fox Movie Channel

Launched in November 1994 and currently reaching approximately 16.1 million U.S. cable and DBS households, Fox Movie Channel (“FMC”), which is wholly owned by FEG, is Hollywood’s first and only studio-based movie network. FMC showcases commercial-free contemporary hits and classics from the Fox Library.

Los Angeles Dodgers

FEG owns substantially all of the Los Angeles Dodgers MLB franchise (the “Dodgers”) as well as Dodger Stadium. The Dodgers recently completed their 112th year in the National League and in each of the last five seasons have achieved attendance of over three million fans at Dodger Stadium.

Magazines and Inserts

Inserts/Marketing Services

News Corporation’s U.S. marketing operations are organized under News America Marketing Group (“NAMG”).

NAMG consists primarily of the Company’s free-standing insert division (“FSI”), and the in-store division, a provider of in-store promotional services (“In-Store”). News America On Call, a division of FSI, is a U.S. telephone-based marketing business.

FSI is one of the two largest publishers of promotional free-standing inserts in the U.S. Free-standing inserts are multiple-page promotional booklets containing coupons, sweepstakes, rebates and other consumer offers which are distributed to consumers through insertion into local Sunday newspapers. Advertisers, primarily packaged goods companies, pay FSI to produce free-standing inserts, and FSI contracts with and pays newspapers to include the free-standing inserts into their Sunday editions. FSI produces over 63 million free-standing inserts 44 times a year, which are inserted in more than 700 Sunday newspapers throughout the U.S. FSI, through an affiliate, also produces over 5 million free-standing inserts 15 times annually in Canada, which are inserted into more than 150 Canadian newspapers.

NAMG is a leading provider of in-store marketing products and services, primarily to consumer packaged goods manufacturers, with products in more than 35,000 supermarkets, drug stores and mass merchandisers worldwide.

News America On Call implements and markets telephone programs and services to subsidiaries of News Corporation and other media companies.

SmartSource®, the first branded endeavor in the couponing industry, is the brand name which is linked with NAMG’s vast assortment of promotional and marketing products, including free-standing inserts and In-Store’s instant coupon machines. The SmartSource® brand currently reaches more than 100 million consumers weekly.

The SmartSource iGroup manages NAMG’s portfolio of database marketing and on-line marketing products and services. The database marketing business, branded SmartSource Direct, provides database marketing and technology solutions for both retailers and manufacturers. The SmartSource Savings Network, which includes SmartSource.com, is an Internet-based network of newspaper, retailer and lifestyle sites connected through a common platform designed to deliver printable coupons, samples and other consumer promotions to an audience of more than seven million unique consumers.

NAMG competes against other producers of promotional, advertising inserts and direct mailers of promotional and advertising materials, as well as trade and in-store advertisements and promotions. Competition is based on advertising rates, availability of markets and rate of coupon redemption.

Magazines

News Corporation publishes The Weekly Standard, a weekly magazine offering political commentary.

The Weekly Standard,Inside Out and Donna Hay (see Australasia – Magazines and Inserts) compete for readership and advertising with other magazines of similar character and/or with other forms of print and non-print media. Competition for circulation is based upon the editorial and informational content of each publication and its price. Competition for advertising is based on circulation levels, reader demographics, advertising rates and advertiser results.

Newspapers

News Corporation owns the New York Post (the “Post”), a mass circulation, metropolitan morning newspaper that is published seven days a week in New York City. For the month ended June 30, 2002, the newspaper had average daily circulation of approximately 595,310. Additionally, News Corporation operates NYPOST.COM (www.nypostonline.com) and Pagesix.com (www.pagesix.com), Internet websites that provide content of a nature similar to that contained in the print version of the Post. News Corporation prints the Post in a new printing facility in Bronx, New York.

Book Publishing

Through HarperCollins Publishers (“HarperCollins”), News Corporation is engaged in English language book publishing on a worldwide basis. HarperCollins is one of the world’s largest English language book publishers. Its most significant components are HarperCollins Publishers Inc., headquartered in New York, HarperCollins Publishers Limited, headquartered in London, and The Zondervan Corporation (“Zondervan”), headquartered in Grand Rapids, Michigan. HarperCollins primarily publishes fiction and non-fiction, including religious books, for the general consumer. In the U.K., HarperCollins publishes some titles for the educational market as well.

During fiscal 2002, approximately 72% of HarperCollins’ revenues were derived from operations in North America and approximately 26% of its revenues were derived from operations in the U.K. HarperCollins also maintains operations in Canada, Australia, New Zealand and India. These operations, primarily focused on the distribution of books published by HarperCollins in the U.S. and the U.K., also engage in local publishing.

During fiscal 2002, HarperCollins U.S. had 106 titles on The New York Times bestseller list, with nine titles that reached the #1 spot including Princess in Love by Meg Cabot; The Hostile Hospital and Lemony Snicket, The Unauthorized Autobiography by Lemony Snicket; Stupid White Men by Michael Moore; We Were Soldiers Once…And Young by Harold G. Moore and Joseph L. Galloway; Ordinary People, Extraordinary Wealth by Ric Edelman; and longtime bestsellers Body For Life by Bill Phillips; Dr. Atkins New Diet Revolution by Robert Atkins; and Divine Secrets of the Ya-Ya Sisterhood by Rebecca Wells.

In September 2001, HarperCollins launched Rayo, an imprint that publishes titles for and about Latinos in both English and Spanish. In March 2002, HarperCollins acquired Black Sparrow Press’ rights to publish three major literary authors – Paul Bowles, Charles Bukowski and John Fante. In addition, in fiscal 2002, HarperCollins acquired worldwide English-language rights to publish IBM Chairman Louis V. Gerstner, Jr.’s book.

Zondervan, HarperCollins’ Evangelical Christian publishing division published all of the year’s top five bestselling Bibles in Christian Booksellers Association stores, including the NIV Study Bible.

HarperCollins competes with other book publishers in all consumer markets.

Other Interests

News Corporation owns approximately 43% of Gemstar-TV Guide. In July 2000, TV Guide, Inc. merged with a subsidiary of Gemstar International Group Limited. As a result of the merger, News Corporation acquired approximately 21% of Gemstar-TV Guide. In May 2001, News Corporation acquired from Liberty an additional approximate 17% interest in Gemstar-TV Guide in exchange for approximately 121.5 million News Corporation ADRs representing approximately 486 million News Corporation Preferred Shares. In December 2001, News Corporation acquired Liberty’s remaining 4% interest in Gemstar-TV Guide in exchange for approximately 28.8 million News Corporation ADRs representing approximately 115.2 million News Corporation Preferred Shares. Gemstar-TV Guide’s common stock is quoted on the Nasdaq National Market under the symbol “GMSTE”.

On August 19, 2002, Gemstar-TV Guide received a Nasdaq Staff Determination that its securities are subject to delisting from the Nasdaq National Market because Gemstar-TV Guide failed to file its Form 10-Q for the quarter ended June 30, 2002 on a timely basis. Gemstar TV-Guide delayed the filing of its Form 10-Q because of a dispute with its independent accountants regarding Gemstar TV-Guide’s decision to restate its financial statements for the year ended December 31, 2001. On November 9, 2002 the Nasdaq Listing Qualifications Panel granted Gemstar-TV Guide’s request for an exception to continue its listing on the Nasdaq National Market based on certain conditions including filing with the SEC and Nasdaq, on or prior to March 3, 2003, all necessary amended filings for fiscal 2000, 2001 and 2002, including affirmative statements that the filings have been reviewed and/or audited in accordance with SEC requirements. Gemstar-TV Guide recently engaged a new independent accounting firm to audit its Consolidated Financial Statements. Additionally, Gemstar-TV Guide stated in its Annual Report on Form 10-K/A for the year ended December 31, 2001 (filed November 15, 2002, the “Gemstar 10-K/A”) that it will be reviewing its accounting policies to ensure compliance with accounting principles generally accepted in the U.S. Specifically, Gemstar-TV Guide stated that it will be focusing on the accounting for licensing and advertising revenue including but not limited to, revenues from strategic customers and multi-platform advertisers. Gemstar-TV Guide has also stated in the Gemstar 10-K/A that it is likely that, as a result of such accounting firm’s audit of its Unaudited Consolidated Financial Statements and Gemstar-TV Guide’s ongoing review of its accounting policies and the application of the policies to various types of transactions, that Gemstar-TV Guide will further restate its Unaudited Consolidated Financial Statements for the year ended December 31, 2001. Gemstar-TV Guide further stated in the Gemstar 10-K/A that such restatements may be material to its Unaudited Consolidated Financial Statements. The effects of all restatements will be evaluated by News Corporation once Gemstar-TV Guide’s accounting firm completes its audit of Gemstar-TV Guide’s Unaudited Consolidated Financial Statements, and Gemstar-TV Guide provides such restated financial statements to News Corporation. News Corporation intends to file Gemstar TV-Guide’s audited financial statements, in an amendment to this Form 20-F, as soon as they become available. On October 17, 2002, the SEC issued to Gemstar TV-Guide a formal order of investigation to determine whether there have been violations of the federal securities laws.

In November 2002, News Corporation, Gemstar-TV Guide, Dr. Henry Yuen and Ms. Elsie Leung, the then Chief Executive Officer and Chief Financial Officer of Gemstar-TV Guide, respectively, entered into a series of agreements which modified Gemstar-TV Guide’s management and corporate governance. As part of this restructuring, Dr. Yuen and Ms. Leung resigned from their executive positions with Gemstar-TV Guide and were replaced with former News Corporation executives. In addition, Dr. Yuen’s right to designate directors, other than himself, to the Gemstar-TV Guide board, was terminated and News Corporation’s right to designate directors to the Gemstar-TV Guide board was reduced from six directors to one.

Gemstar-TV Guide is a global technology and media company focused on consumer entertainment. Gemstar-TV Guide has three major business sectors: the Technology and Licensing sector, which is responsible for the development, licensing and protection of intellectual property and proprietary technologies; the Interactive Platform sector, which derives recurring income from advertising, interactive services and e-commerce on Gemstar-TV Guide’s proprietary interactive platforms; and the Media and Services sector, which operates TV Guide magazine, TV Guide Channel and other non-interactive platforms and media properties.

In addition, News Corporation holds minority investments in several new media and technology companies through its epartners investment fund and epartners2, an investment partnership with an affiliate of Softbank Corporation and other investors.

United Kingdom Operations

Newspapers

News International plc (“News International”), a subsidiary of News Corporation, publishes The Times, The Sunday Times, The Sun and the News of the World in the U.K. Sales of these four newspapers account for approximately one-third of all national newspapers sold in the U.K. Both The Times, a daily published Monday through Saturday, and The Sunday Times are leading broadsheet newspapers. The Sun, published each morning Monday through Saturday, and the News of the World, published on Sunday, are both popular, mass market newspapers. The average paid circulation for each of these four national newspapers during the six months ended June 30, 2002 was: The Times– 709,061; The Sunday Times– 1,416,679; The Sun– 3,441,613; and News of the World– 3,953,700.

The printing of all four of News Corporation’s U.K. newspapers (except Saturday and Sunday supplements) takes place principally in four printing facilities owned by News Corporation which are situated in London, Knowsley (near Liverpool) and Glasgow. News International also has an arrangement to print the Irish editions of its newspapers in Ireland.

The newspapers published by News Corporation compete for readership and advertising with local and national newspapers and compete with television, radio and other communications media in their respective locales. Competition for newspaper circulation is based on the news and editorial content of the newspaper, cover price and, from time to time, various promotions. The success of the newspapers published by News Corporation in competing with other newspapers and media for advertising depends upon advertisers’ judgments as to the most effective use of their advertising budgets. Competition for advertising among newspapers is based upon circulation levels, reader demographics, advertising rates and advertiser results. Such judgments are based on factors such as cost, availability of alternative media, circulation and quality of readership demographics.

Most of News Corporation’s newspapers are sold primarily by single copies and, to a lesser degree, by subscription. Single copies are sold by retail news agents and a wide variety of alternative retail outlets such as garages and supermarkets which are supplied by employees of News Corporation or independent wholesalers. Newspapers sold on a subscription basis are delivered to consumers’ homes primarily by independent delivery persons. News Corporation’s free-circulation newspapers are delivered exclusively by independent delivery persons to consumers’ homes in areas designated by News Corporation. News Corporation also engages in storage and transport of newsprint.

News International’s subsidiary, TSL Education Ltd. (“TSL”), publishes four periodicals for education professionals. The Times Literary Supplement, The Times Educational Supplement, The Times Higher Education Supplement and Nursery World are published weekly. TSL’s Worldwide Learning division provides staff development programs to corporate markets worldwide, including the U.K., Europe and China, using a mix of electronic and traditional media to deliver both customized and off-the-shelf courses.

Television

News Corporation holds an approximate 36.2% interest in BSkyB. BSkyB is the leading pay television broadcaster in the U.K. and Ireland, and is one of the leading suppliers of content, including movies, news, sports and general entertainment programming, to pay television operators in the U.K. As of June 30, 2002, BSkyB had approximately 10.2 million subscribers in the U.K. and Ireland. Of these subscribers, approximately 6.1 million were DTH subscribers and, approximately 4.1 million were cable subscribers.

BSkyB’s ordinary shares are listed on the London Stock Exchange and its American Depositary Shares, each representing six BSkyB ordinary shares, are listed on the New York Stock Exchange, in each case under the symbol “BSY”.

DTH subscribers contract directly with BSkyB for the package of basic and premium channels they wish to receive. Cable subscribers, in contrast, contract with their local cable operators, which in turn acquire the rights to distribute certain of the Sky Channels from BSkyB. BSkyB generates revenues directly from its DTH subscribers and from fees paid by cable operators. Programming offered by BSkyB comprises general entertainment, news, sports and movies. Prior to the closure of ITV Digital, a digital terrestrial television (“DTT”) service, in April 2002, BSkyB supplied content to ITV Digital. The multiplex licenses previously held by ITV Digital have since been awarded to the British Broadcasting Corporation (“BBC”) and Crown Castle UK Limited (“Crown Castle”). As part of an agreement with the BBC and Crown Castle, BSkyB has initially agreed to supply three of its channels unencrypted free-to-air via the DTT platform, known as Freeview, which launched in October 2002.

Following the launch of Sky digital in October 1998, BSkyB launched an initiative in 1999 to accelerate the take up of digital satellite by providing purchasers with a free digital satellite system, with the purchaser agreeing to pay an installation charge and to keep the system connected to an operational telephone line for 12 months. BSkyB, following its purchase of all of the shares of British Interactive Broadcasting, or “BiB,” (which previously subsidized the cost of the equipment) currently subsidizes the cost of providing these free digital satellite systems.

BSkyB’s digital DTH customers can also access interactive services through the Sky Active service. Sky Active provides an interactive TV platform for the development and delivery of interactive services, such as games, home shopping, betting, banking, travel, holiday and e-mail services. Sky Active is currently available free of charge to all digital satellite viewers. It derives revenues principally from premium rate telephone charges, revenue sharing in e-commerce transactions, tenancy and technology fees and interactive set top box subsidy recovery.

In April 2000, BSkyB acquired an approximate 24% interest in KirchPayTV, a German language pay television service operator in Germany and Austria, as well as certain rights pursuant to a shareholders agreement, for cash consideration of DM 1 billion and 78 million BSkyB ordinary shares. In February 2002, BSkyB announced that it believed that its investment in KirchPayTV was impaired as at December 31, 2001. The ongoing losses experienced by KirchPayTV, concerns over the adequacy of funding in place to support KirchPayTV’s business plan and BSkyB’s evaluation of the limited information it had regarding the financial effects of certain management decisions caused BSkyB to make an impairment charge, thereby reducing the carrying value of the investment to nil. In August 2002, formal insolvency proceedings were opened in Germany for KirchPayTV.

BSkyB’s main competitors for the acquisition of programming are the major terrestrial broadcasters, digital terrestrial television operators, cable companies and a wide range of pay television channel providers. BSkyB competes for advertising and sponsorship revenue with other broadcasters.

Other Television Operations and Interests in Europe

News Corporation owns approximately 50% of Stream S.p.A. (“Stream”), a pay television service provider in Italy. The remaining approximate 50% interest is held by Telecom Italia S.p.A. (“Telecom Italia”) In October 2002, News Corporation and Telecom Italia agreed to acquire Telepiu, S.p.A., Vivendi Universal’s satellite pay-television platform in Italy, for approximately €920 million, consisting of the assumption of up to €450 million in outstanding indebtedness and a cash payment of €470 million. As part of the acquisition, Telepiu will be combined with Stream, and News Corporation will own 80.1% and Telecom Italia will own 19.9% of the combined entity. The acquisition, which is subject to regulatory approval, is expected to close prior to the end of fiscal 2003. As of November 8, 2002, Stream had approximately 680,000 DTH and 25,000 cable subscribers.

Other Activities and Interests

Technology

News Corporation owns approximately 78.25% of the equity and 97.3% of the voting power of NDS. NDS’ ADRs are quoted on both the Nasdaq National Market and on Nasdaq Europe under the symbol “NNDS.”

NDS is a leading supplier of open end-to-end digital pay-TV solutions for the secure delivery of entertainment to television set-top boxes and personal computers. NDS’ customers are both broadcast platform operators and channels. NDS’ conditional access systems enable its customers to manage and control the secure distribution of entertainment over a variety of media and to protect this content from unauthorized viewing. These systems also enable NDS’ customers to provide enhanced television and interactive services such as electronic program guides, games, betting applications, interactive advertising and television commerce. The technology can be used for satellite direct-to-home digital television, digital terrestrial television, cable television networks and broadband IP networks. NDS provides interactive-television applications as well as data broadcasting systems. NDS’ software systems assist platform operators and channels both in their basic operations and in the development and implementation of enhanced-television and interactive-television services from which broadcasters can derive additional revenues. NDS has developed personal digital video recorder technology.

At June 30, 2002, approximately 29.6 million set top boxes containing NDS technology were in use worldwide, up from approximately 24.5 million set top boxes at June 30, 2001. NDS’ customers include leading broadcasters such as DIRECTV in the U.S., and BSkyB in the U.K., as well as a number of broadcasters in Latin America, Europe and the Asia-Pacific region. During the year ended June 30, 2002, DIRECTV gave notice that it intended to take its conditional access systems in-house in accordance with the terms of the contract between NDS and DIRECTV. NDS will continue to supply services to DIRECTV until the expiration of the current contract in August 2003 and will receive revenues thereafter during a transition phase. DIRECTV accounted for approximately 29% of NDS’ revenues in the year ended June 30, 2002.

In September 2002, NDS Group plc and two of its subsidiaries were named as defendants in a lawsuit filed by DIRECTV, Inc. and certain of its affiliates in the United States District Court for the Central District of California. The suit purports to allege misappropriation of trade secrets, breach of contract, fraud and statutory violations relating to NDS’ provision of conditional access services to DIRECTV. The suit seeks unspecified damages and injunctive relief. The allegations are substantially similar and related to a complaint in a prior action commenced by DIRECTV that was dismissed with prejudice in February 2002. NDS believes that these allegations as well as the additional ones in the complaint are without merit and a pretext designed to enable DIRECTV to circumvent restrictions on DIRECTV’s future use of NDS’ technology. NDS intends vigorously to defend the action and has filed a motion to dismiss many of DIRECTV’s claims. Additionally, in October 2002, NDS filed counterclaims against DIRECTV and a chip manufacturer, alleging that DIRECTV and the chip manufacturer misappropriated NDS’ trade secrets and proprietary information, conspired to infringe NDS’ patents, colluded to unfairly compete and breached agreements and licenses restricting the use of NDS’ intellectual property.

In March 2002, Groupe Canal+ Technologies S.A. and Canal+ Technologies Inc., subsidiaries of Vivendi (collectively “Canal+”), filed a lawsuit against NDS Group plc and NDS Americas Inc. in the United States District Court, Northern District of California, alleging acts of improper conduct, including unfair competition and copyright infringement, in connection with the conditional access systems operated by Canal+. In October 2002, Canal+ and NDS agreed to a stay of all proceedings pending regulatory approval of News Corporation’s acquisition of Telepiu. The action will be dismissed with prejudice upon the consummation of the acquisition. In October and November 2002, each of EchoStar Communications Corporation (“EchoStar”) and several affiliates and MEASAT Broadcast Network Systems Sendirian Berhad, a Malaysian DBS provider, asked the court’s permission to intervene in the action, asserting that they have claims similar to those asserted by Canal+. The motions to intervene are currently scheduled to be heard in January 2003.

In October 2002, NDS Americas, Inc. was served with subpoenas by the U.S. Attorney’s office in San Diego, California, seeking documents apparently in connection with an investigation related to Canal+ and EchoStar’s claims. NDS is co-operating with the investigation.

NDS competes with a number of companies, although no single company competes with it in all of its product lines. Competition in its core area, conditional access systems, is intense and is based on price and other commercial terms, the number of set-top box manufacturers that have integrated conditional access systems and technologies in their products, the availability of adding applications such as electronic program guides and interactive applications, the ability of NDS to integrate its systems with broadcasting equipment of its customers, the degree of compliance with international, regional and national standards and the security of the overall system, among other factors.

Other

News Corporation owns an interest in three FM and cable radio stations, Sky Radio, Radio 538 and Classic FM, in Holland, as well as Sky Radio A/S, a Danish cable and FM radio station. In addition, News Corporation owns a 40% interest in The Wireless Group, which owns and operates a national AM radio franchise and several independent local radio franchises in the U.K.

Through its News Outdoor subsidiary, News Corporation owns 75% of News Out of Home BV, a partnership with an affiliate of Capital International, Inc. News Out of Home BV owns and operates Town & City II S.A., Exclusiv Media s.r.l. and News Outdoor Hungary Kft, which are outdoor advertising companies located in Poland, Romania, and Hungary, respectively. News Out of Home BV also owns 64% of Media Support Services Limited, an outdoor advertising company located in Russia.

News Corporation also engages in book publishing in the U.K. through HarperCollins U.K. (For a discussion of News Corporation’s book publishing activities in the U.K., see “United States Operations—Book Publishing” above).

Through Mushroom Records (UK) Limited (“Mushroom Records UK”), News Corporation is engaged in recording, promoting and distributing music in the U.K.

News Corporation owns approximately 9.8% of Metromedia International Group, Inc., a U.S. publicly-held company with interests in communications businesses in Eastern Europe, the republics of the former Soviet Union, China and other selected emerging markets.

Australasia Operations

Television

STAR

News Corporation, through its indirect wholly owned subsidiary STAR, is engaged in the development, production and distribution of television programming to 53 countries throughout Asia and the Middle East. STAR currently broadcasts in eight languages and across 40 channels. STAR divides its markets into four regions: Hong Kong; India; mainland China; and Taiwan and the rest of Asia, with a primary focus on South Korea, Singapore, Pakistan, the Philippines, Malaysia and Thailand. STAR estimates that approximately 300 million people in 96 million households regularly tune in to STAR’s channels. STAR has also commenced distribution of its channels in Europe, Australia and North America.

STAR’s programming is primarily distributed via satellite to local cable operators for distribution to their subscribers. In certain countries, STAR also distributes its programming and other third-party programming via satellite directly to viewers. In addition, STAR distributes Channel [V] Mainland China as a free-to-air channel that may be received by anyone with a satellite dish. Phoenix Chinese Channel, owned and operated by Phoenix Satellite Television Holdings Limited (“Phoenix”), which is approximately 38% owned by STAR, also transmits on a free-to-air basis and reaches over 40 million households.

STAR is the leading provider of television programming in Asia, currently offering 40 channels. STAR wholly owns and operates 12 channels, including a new mainland China general entertainment channel, launched in March 2002, that is broadcast in southern China where STAR has been granted official landing rights; several versions of STAR Movies, the highest rated international movie channel in India; STAR Chinese Channel, the leading cable and satellite channel in Taiwan; and STAR Plus, STAR’s highest rated cable channel in India. In addition, STAR provides an additional 28 channels owned and operated by News Corporation and other entities, including NGC Networks Asia (National Geographic), Phoenix, and ESPN STAR Sports, a 50/50 joint venture between STAR and ESPN.

STAR’s primary sources of programming include the exclusive rights to broadcast: (i) theatrical movies produced by Twentieth Century Fox, Dreamworks SKG, MGM, Disney and Canal+; (ii) many of Asia’s most popular sporting events; (iii) an extensive contemporary Asian film library; (iv) over 25,000 hours of original programming produced or commissioned by STAR; (v) strategic arrangements with leading local production companies; and (vi) music videos, as well as music and youth-oriented programming, distributed by Channel [V], a 24-hour music television service which is 87.5% owned by STAR. In addition, Fortune Star Entertainment Limited, a wholly-owned subsidiary of STAR, was formed to produce and commission theatrical movies and television programming for Chinese audiences worldwide.

STAR has entered into a strategic partnership with Hathway Cable & Datacom Private Limited (“Hathway”), the second largest multi-system cable operator in India. As part of this strategic partnership, STAR acquired a 26% equity interest in Hathway and assisted Hathway in developing a co-branded Internet portal as the default website for Hathway’s broadband service. STAR’s investment will be used to upgrade Hathway’s existing cable infrastructure to provide broadband services and acquire additional cable systems.

As of November 2002, STAR has aggregate interests of up to 23.7% in 17 cable systems throughout Taiwan, including systems affiliated with the Koos Group, a leading Taiwan business conglomerate. These 17 cable systems had over 2.4 million homes passed and approximately 1.3 million subscribers as at the end of November 2002. The Koos Group and STAR also formed a joint venture company, SK Finance Company Limited, in which STAR has a 20% interest, to fund the digitization and encryption of certain of the Taiwan cable systems in which both the Koos Group and STAR have ownership interests. This digitalization and encryption plan will involve the installation of a digital set-top box in each subscriber’s home through which cable operators will be able to sell additional pay TV channels and simple interactive services to their subscribers.

In February 2001, STAR formed a strategic alliance with Music Broadcast Private Limited to launch Radio City FM radio stations in India. The first private FM radio station in India was launched by Radio City in Bangalore in July 2001. Currently, Radio City also has FM stations in Mumbai and Lucknow, India.

News Corporation holds an interest in China Netcom Corporation (Hong Kong) Limited, one of the licensed telecommunication operations in mainland China. In addition, STAR has an interest in Netease.com, a horizontal portal and search engine in mainland China.

FOXTEL

News Corporation, Telstra, the Australian telecommunications company, and Publishing and Broadcasting Limited own and operate FOXTEL, a cable and satellite television service in Australia with 25%, 50% and 25% interests, respectively. FOXTEL delivers and manages its cable television service using the Telstra cable network and currently delivers 50 channels on cable and 44 channels on satellite. At June 30, 2002, FOXTEL had approximately 799,000 subscribers. In connection with the joint venture, News Corporation and all of its affiliates have agreed to offer to FOXTEL all programming for which they have Australian pay television rights for a further six years. This offer is subject to standard industry exceptions, and does not apply to rights previously granted to other parties at the date of the agreement (including the grant to Premium Movie Partnership referred to below). Units of FFE currently license programming to FOXTEL for exhibition channels carried on FOXTEL’s service. In addition, FOXTEL carries two movie services, Showtime and Encore, programmed by the Premium Movie Partnership, in which a News Corporation subsidiary holds a 20% interest and to which a unit of FFE licenses motion pictures. In November 2002, FOXTEL channels became available as part of bundled telephony and subscription television offerings by Telstra and Optus, an Australian telecommunications company.

SKY PerfecTV!

News Corporation owns approximately 8.1% of SKY Perfect Communications Inc., which operates SKY PerfecTV!, the leading multi-channel digital satellite television distribution platform in Japan. The other major shareholders are Sony Broadcast Media, Fuji Television Network Inc. and Itochu Corporation, which each own a 9.4% interest in SKY PerfecTV!, and JSAT Corporation, which owns approximately 7% of SKY PerfecTV!. At November 30, 2002, SKY PerfecTV! broadcast 181 digital television channels and had approximately 3.3 million subscribers.

Newspapers

News Corporation is the largest newspaper publisher in Australia, owning more than 100 daily, Sunday, weekly, bi-weekly and tri-weekly newspapers, of which 76 are suburban publications. News Corporation publishes the only nationally distributed general interest newspaper in Australia, leading metropolitan newspapers in each of the major Australian cities of Sydney, Melbourne, Adelaide and Perth and leading suburban newspapers in the suburbs of Sydney, Melbourne, Adelaide and Brisbane. News Corporation’s daily and Sunday newspapers (exclusive of its suburban and regional newspapers) account for in excess of 50% of the total circulation of all daily and Sunday newspapers (excluding suburban and regional newspapers) published in Australia. In addition, News Corporation owns an approximate 42% equity interest in Queensland Press Limited (“QPL”) which owns two metropolitan and eight regional newspapers in Australia. The remaining interest in QPL is held by a wholly-owned subsidiary of Cruden Investments Pty. Limited, a substantial shareholder of News Corporation. See Item 7: Major Shareholders and Related Party Transactions.

News Corporation’s principal daily newspapers in Australia are The Australian; The Daily Telegraph, which is published in Sydney; the Herald-Sun, which is published in Melbourne; and The Advertiser, which is published in Adelaide. The Courier-Mail, which is owned by QPL, is the daily newspaper in Brisbane. The Australian, which is Australia’s only general interest national daily newspaper, is printed in six cities and distributed nationwide in Australia. News Corporation’s other principal daily newspapers in Australia, as well as The Courier-Mail, are mass circulation, metropolitan newspapers with broadly-based readerships and are published and distributed regionally. The average Monday to Saturday paid circulation of each of these daily newspapers during fiscal 2002 was as follows: The Australian –160,277; The Daily Telegraph - 399,982; the Herald Sun – 542,952; The Advertiser – 217,650; and The Courier Mail – 236,181.

News Corporation’s principal Sunday newspapers in Australia are The Sunday Telegraph, which is published in Sydney; the Sunday Herald-Sun, which is published in Melbourne; The Sunday Mail, which is published in Adelaide; and the Sunday Times, which is published in Perth. The Sunday Mail, which is published by QPL in Brisbane, is the Sunday newspaper in that city. All of these newspapers are mass circulation, metropolitan Sunday newspapers with broadly-based readerships reflecting the diversity of the populations of the cities in which they are published. The average paid circulation of each of these Sunday newspapers during fiscal 2002 was as follows: The Sunday Telegraph – 724,628; the Sunday Herald-Sun – 562,574; The Sunday Mail (Adelaide) – 345,764; the Sunday Times – 345,757; and The Sunday Mail (Brisbane) – 601,122.

The balance of the newspapers which News Corporation owns and publishes in Australia are distributed to a wide range of readers in urban, suburban and rural areas and are principally weekly publications. The majority of such newspapers are free-distribution suburban publications, having average weekly circulations of between approximately 16,600 and 114,700. In the Sydney suburban markets, News Corporation owns 18 newspapers; in Melbourne, 31 newspapers; in Brisbane, 16 newspapers; in Adelaide, 11 newspapers and one monthly magazine; and in Perth, News Corporation’s 50% owned suburban group publishes 14 weekly newspapers. The average weekly circulations of News Corporation’s suburban newspapers for the six months ended March 31, 2002 aggregated approximately 4,866,000 homes. News Corporation’s suburban newspapers are leading publications in terms of advertising and circulation in each of their respective markets. News Corporation’s other newspapers in Australia are regional newspapers, circulating throughout broader, less densely populated areas.

News Corporation owns a 45.3% interest in Independent Newspapers Limited (“INL”), which publishes approximately 70 newspapers and 15 magazines in New Zealand, and one provincial and two community newspapers in Australia. INL also operates a magazine distribution business in New Zealand and a news and information website (www.stuff.co.nz). In addition, INL owns a 66.25% interest in Sky Network Television Limited, a land-linked UHF network and digital DBS service.

Except for 49 of its suburban newspapers, News Corporation’s Australian newspapers are produced and printed in facilities owned by News Corporation.

(For information regarding newspaper competition and distribution, see “United Kingdom Operations–Newspapers” above).

Filmed Entertainment

Fox Studios Australia is a film and television production facility owned by FEG. FEG purchased Lend Lease Corporation’s interest in the film and television production facility in June 2002. Adjacent to the facility is a cinema and retail complex which is a 50/50 joint venture between FEG and Lend Lease.

Magazines and Inserts

News Magazines Pty. Ltd. (“News Magazines”), News Corporation’s Australian magazine division, publishes Inside Out, a home and lifestyle magazine, and Donna Hay, a home cooking and entertainment magazine. (See discussion of competition under Magazines and Inserts–Magazines.)

Other Activities and Interests

In Australia, News Corporation is also engaged in book publishing and owns Festival Records Pty. Limited and Mushroom Records Pty. Limited, which are engaged in the recording, manufacturing, marketing and distribution of pre-recorded music in Australia and New Zealand. (For a discussion of News Corporation’s book publishing activities in Australia, see “United States Operations—Book Publishing” above.)

Latin American Operations

Television

As of June 30, 2002, News Corporation, Globopar Communicacoes e Participacoes S.A. (“Globo”) and Liberty Media International, Inc. (“LMI”), indirectly held interests in Sky Brasil Servicos Limitada (“Sky Brasil”), the leading DTH pay television service in Brazil, of 36%, 54% and 10%, respectively. In July 2002, Globo and News Corporation announced an agreement whereby Globo will reduce its total projected investments in Sky Brasil during calendar 2002 and 2003 by US$50 million while News Corporation will increase its total projected investments. Pursuant to the agreement, Globo’s interest in Sky Brasil was immediately diluted to 49.9% for governance purposes. Globo’s 54% equity interest is subject to dilution as a result of News Corporation’s actual capital contributions which are expected to increase News Corporation’s equity interest to approximately 49%. In October 2002, Globo announced its intention to restructure its outstanding debt obligations. Sky Brasil had approximately 706,000 subscribers as of June 30, 2002.

News Corporation has a 30% interest in Innova, operator of Sky Mexico, the leading DTH pay television service in Mexico. The remaining interests in Innova are held by Grupo Televisa, S.A. (“Televisa”) and LMI, which own 60% and 10% of Innova, respectively. Sky Mexico had approximately 700,700 subscribers as of June 30, 2002.

News Corporation is a partner with Globo, Televisa and LMI in Sky Multi-Country Partners, which was formed to acquire interests in, and develop strategic DTH alliances with, local partners in Latin America and the Caribbean basin, excluding Mexico and Brazil. News Corporation, Globo and Televisa each indirectly hold a 30% interest and LMI indirectly holds a 10% interest in Sky Multi-Country Partners. Sky Multi-Country Partners currently has interests in DTH businesses in Chile (Sky Chile) and Colombia (Sky Colombia). In June 2002, Sky Argentina S.C.A. ceased operations.

In addition, News Corporation, Globo and Televisa each indirectly hold a 30% interest and LMI indirectly holds a 10% interest in two Delaware general partnerships, DTH Techco Partners (“Techco”) and Sky Latin America Partners (“Serviceco”). From its facilities in Florida, Techco provides uplink services for the various “Sky” DTH services in Latin America. Serviceco provides management services to Techco and Sky Multi-Country Partners.

The pay television industries in Brazil, Mexico and Latin America have been and are expected to remain highly competitive. Competition in the pay television business is primarily based upon price, program offerings, customer satisfaction and quality of the system network. The DTH strategic alliance between News Corporation, Globo, LMI and Televisa competes with providers of pay television services utilizing Ku-band and C-band DTH technologies, cable systems, national broadcast networks and regional and local broadcast stations, movie theaters, video and DVD rental stores and other entertainment and leisure activities generally. As pay television markets in Brazil, Mexico and elsewhere in Latin America develop, this DTH strategic alliance expects to face competition from an increasing number of sources.

Cable Network Programming

Fox Latin American Channel, Inc., a subsidiary of FEG, operates Canal Fox, a general entertainment cable and satellite service for Latin America covering Central and South America. Canal Fox broadcasts in the Portuguese language in Brazil and in the Spanish language in the rest of the territory. The channel’s programming line-up consists of movies, series and music specials. Fox LAPTV, LLC, a subsidiary of FEG, owns a 20.2% equity interest in LAPTV, a partnership which distributes three premium pay television channels and one basic television channel in Latin America (excluding Brazil). Such channels primarily feature theatrical motion pictures of FEG and three other studio partners in the English language with Spanish subtitles. In addition, Fox Latin America, Inc., a subsidiary of FEG, holds a 12.5% equity interest in Telecine, LLC, which distributes five premium pay television channels in Brazil. Such channels primarily feature theatrical motion pictures of FEG and three other studio partners in the English language with Portuguese subtitles.

Seasonality

Although seasonality affects the financial performance of certain of the businesses in which News Corporation is engaged, the financial performance of News Corporation, on a consolidated basis, is not materially affected by seasonal factors.

Raw Materials

As a major publisher of newspapers, magazines, free-standing inserts and books, News Corporation utilizes substantial quantities of various types of paper. In order to obtain the best available prices, substantially all of News Corporation’s paper purchasing is done on a centralized, volume purchase basis, and draws upon major paper manufacturing countries around the world. News Corporation believes that under present market conditions, its sources of paper supply used in its publishing activities are adequate and that there are alternative sources of supply available at prices comparable to those presently being paid.

Government Regulation

United States

Filmed Entertainment

FFE is subject to the provisions of so-called “trade practice laws” in effect in 25 states relating to theatrical distribution of motion pictures. These laws substantially restrict the licensing of motion pictures unless theater owners are first invited to attend a screening of such motion pictures and, in certain instances, also prohibit payment of advances and guarantees to motion picture distributors by exhibitors. Further, pursuant to various consent judgments, FFE and certain other motion picture companies are subject to certain restrictions on their trade practices in the U.S., including a requirement to offer motion pictures for exhibition to theaters on a theater-by-theater basis and, in some cases, a prohibition against the ownership of theaters.

Television

In general, the television broadcast industry in the U.S. is highly regulated by federal laws and regulations issued and administered by various federal agencies, including the FCC. The FCC regulates television broadcast stations pursuant to the Communications Act of 1934, as amended (the “Communications Act”). The Communications Act permits the operation of television broadcast stations only in accordance with a license issued by the FCC upon a finding that grant of the license would serve the public interest, convenience and necessity. The FCC grants television broadcast station licenses for specific periods of time and, upon application, may renew the licenses for additional terms. Under the Communications Act, television broadcast licenses may be granted for a maximum permitted term of eight years. Generally, the FCC renews broadcast licenses upon finding that (i) the television station has served the public interest, convenience and necessity; (ii) there have been no serious violations by the licensee of the Communications Act or FCC rules and regulations; and (iii) there have been no other violations by the licensee of the Communications Act or FCC rules and regulations which, taken together, indicate a pattern of abuse. After considering these factors, the FCC may grant the license renewal application with or without conditions, including renewal for a lesser term than the maximum otherwise permitted, or hold an evidentiary hearing.

In February 1998, the FCC adopted a final table of digital channel allotments and rules for the implementation of digital television (“DTV”) service (including high-definition television) in the U.S. The digital table of allotments provides each existing full power television station licensee or permittee, including the 35 Fox Television Stations, with a second broadcast channel in order to facilitate a transition from analog to digital transmission, conditioned upon the surrender of one of the channels at the end of the DTV transition period. Thirty-three of the Fox Television Stations have launched digital facilities. The FCC granted the remaining two Fox Television Stations until May 1, 2003 to launch their digital facilities. Under FCC rules, television stations may use their second channel to broadcast either one or two streams of “high definition” digital programming or to “multicast” several streams of standard definition digital programming or a mixture of both. Broadcasters may also deliver data over these channels, provided that such supplemental services do not derogate the mandated, free over-the-air program service. FEG is currently formulating plans for use of its digital channels. It is difficult to assess how digital television will affect FEG’s broadcast business with respect to other broadcasters and video program providers.

Under the Communications Act, a broadcast license may not be granted to or held by any corporation that has more than one-fifth of its capital stock owned or voted by non-U.S. citizens or entities or their representatives, by foreign governments or their representatives, or by non-U.S. corporations. The Communications Act further provides that no FCC broadcast license may be granted to any corporation directly or indirectly controlled by any other corporation of which more than one-fourth of its capital stock is owned of record or voted by non-U.S. citizens if the FCC finds the public interest will be served by the refusal of such license. In 1995, the FCC acknowledged that News Corporation owns the vast preponderance of equity of the corporate parent of the Fox Television Stations. The FCC also concluded that Mr. K. Rupert Murdoch, Chairman and Chief Executive of News Corporation, a U.S. citizen, controls the corporate licensee and thus found the level of alien equity to be consistent with the public interest. Mr. Murdoch has 76% voting control of Fox Television Holdings, Inc., the corporate parent of Fox Television Stations, and News Corporation will continue to hold indirectly stock representing the majority of equity of the corporate licensee.

In 1999, thee FCC relaxed the rules that govern the ownership of two television stations, or a television station and a radio station, located in the same market (“Local Restriction”) to (i) permit the ownership of two television stations with overlapping coverage areas if the stations are in separate DMAs; (ii) permit common ownership of two stations in the same DMA if their Grade B coverage areas do not overlap or if eight independently owned full power television stations will remain after the stations which had been independently owned become commonly owned (which is referred to by the FCC as a “merger”), and one of the merged stations is not among the top four-ranked stations in the market, based on audience share. The FCC also relaxed the Local Restrictions to permit some degree of same-market radio and television joint ownership. These changes in the FCC ownership restrictions allowed Fox Television Stations to acquire second television stations in nine markets, including New York, Los Angeles, Chicago and Phoenix.

FCC rules permit a party to have an attributable ownership interest in an unlimited number of television stations nationally so long as the audience reach of such stations does not exceed, in the aggregate and after application of the UHF Discount, 35% of U.S. television households (the “National Restriction”). Pursuant to Congressional directive, the FCC conducted a formal review of all its broadcast ownership rules, and on June 20, 2000, released a decision in which it refused to modify the National Restriction and retained the UHF Discount. Fox Television Stations successfully appealed the FCC’s decision to retain the National Restriction, and the Court remanded the rules to the FCC for further review. The FCC commenced an omnibus review of all its media ownership rules, including the National Restriction, as well as the Local Restriction, the dual network rule and the newspaper/broadcast cross-ownership rule. It is not possible to predict the timing or outcome of the omnibus proceeding or the effect of other changes in FCC rules or policies pursuant to the 1996 Telecommunications Act or pending FCC proceedings.

FCC regulations implementing the 1992 Cable Act require each television broadcaster to elect, at three-year intervals, either to (i) require carriage of its signal by cable systems in the station’s market (“must carry”) or (ii) negotiate the terms on which such broadcast station would permit transmission of its signal by the cable systems within its market (“retransmission consent”). The FCC has initiated a rulemaking proceeding to determine carriage requirements for digital broadcast television signal on cable systems, including carriage during the period of transition from analog to digital signals. The Satellite Home Viewer Improvement Act of 1999 required satellite carriers, by January 1, 2002, to carry upon request all television stations located in markets in which the satellite carrier retransmits at least one local station pursuant to the copyright license provided in the statute. FCC regulations implementing this statutory provision require affected stations to either elect mandatory carriage at the same three year intervals applicable to cable must carry or to negotiate carriage terms with the satellite operators.

Legislation enacted in 1990 limits the amount of commercial matter that may be broadcast during programming designed for children 12 years of age and younger. In addition, under FCC license renewal processing guidelines, television stations are generally required to broadcast a minimum of three hours per week of programming, which, among other requirements, must have, as a “significant purpose,” the educational and informational needs of children 16 years of age and under. A television station found not to have complied with the programming requirements or commercial limitations could face sanctions, including monetary fines and the possible non-renewal of its license. The FCC has indicated its intent to enforce its children’s television rules strictly.

The FCC continues to enforce strictly its regulations concerning “indecent” programming, political advertising, environmental concerns, equal employment opportunity, technical operating matters and antenna tower maintenance. FCC rules require the closed captioning of most broadcast and cable programming on a phased in basis, beginning in the year 2000. In addition, FCC regulations governing network affiliation agreements mandate that television broadcast station licensees retain the right to reject or refuse network programming in certain circumstances or to substitute programming that the licensee reasonably believes to be of greater local or national importance. Violation of FCC regulations can result in substantial monetary forfeitures, periodic reporting conditions, short-term license renewals and, in egregious cases, denial of license renewal or revocation of license.

Cable Network Programming

FCC regulations adopted pursuant to the 1992 Cable Act prevent a cable operator that has an attributable interest (including voting or non-voting stock ownership of 5% or more or limited partnership equity interests of 5% or more) in a programming vendor from exercising undue or improper influence over the vendor in its dealings with competitors to cable. The regulations also prohibit a cable programmer in which a cable operator has an attributable interest from entering into exclusive contracts with any cable operator or from discriminating among competing multi-channel program distributors in the price, terms and conditions of sale or delivery of programming. With respect to cable systems having channel capacity of less than 76 channels, the FCC’s regulations limit to 40% the number of programming channels that may be occupied by video programming services in which the cable operator has an attributable interest. As a result of Liberty’s ownership interest in News Corporation, cable networks operated by Fox Cable Networks Group and Fox News are subject to these requirements. Similarly, Cablevision is deemed to have an attributable interest in RPP. The FCC’s program access and non-discrimination regulations therefore restrict the ability of these cable programming services to enter into exclusive contracts. The rules also permit multi-channel video programming distributors (such as multi-channel multi-point distribution services (“MMDS”), satellite master antenna televisions (“SMATV”), DBS and DTH operators) to bring complaints against FEG to the FCC charging they are unable to obtain the affected programming networks on nondiscriminatory terms. While cable systems are expanding their capacity, there may be instances in which a Cablevision system with 75 channels or less will not be able to carry an RPP channel or will have to remove another affiliated channel.

The FCC’s regulations concerning the commercial limits in children’s programs and political advertising also apply to certain cable television programming services carried by cable system operators. FEG must provide program ratings information and increased closed captioning of its cable programming services to comply with FCC regulations, which could increase its operating expenses.

The Children’s Online Privacy Protection Act (“COPPA”) prohibits websites from collecting personally identifiable information online from children under age 13 without prior parental consent. Online services provided by FEG may be subject to COPPA requirements. Congress and individual states may also consider online privacy legislation that would apply to personal information collected from teens and adults.

United Kingdom

Television

BSkyB is subject to regulation principally in the U.K. and the European Community (“EC”). The regimes which principally affect its business are broadcasting, telecommunications and competition (anti-trust) laws and regulation. In addition to sector specific regulation, various of BSkyB’s principal and other agreements and business practices are subject to review under U.K. and/or EC competition law.

Under U.K. and EC competition law, entities which are party to infringing agreements or which engage in infringing conduct may be fined substantially. In addition, infringing agreements may, unless exempted, be void in whole or in part and infringing conduct may be prohibited.

In December 2000, the Director General of Fair Trading (“DGFT”) commenced an investigation of BSkyB under The Competition Act 1998, and in particular, BSkyB’s supply of wholesale pay television. This investigation replaced an ongoing review of undertakings given by BSkyB in 1996 under the Fair Trading Act 1973. On December 17, 2002, the DGFT announced that BSkyB had not been found in breach of competition law.

For a more detailed discussion of certain regulations affecting BSkyB, reference is made to the section entitled “Government Regulation” in Item 4: Information on the Company contained in the Annual Report on Form 20-F of BSkyB for its fiscal year ended June 30, 2002.

Australasia

Television

STAR broadcasts television programming over a “footprint” covering approximately 53 countries. Government regulation of direct reception and redistribution via cable or other means of satellite television signals, where it is addressed at all, is treated variously throughout STAR’s footprint. At one extreme are absolute bans on private ownership of satellite receiving equipment, except for certain institutions and individuals, unless specific government approval is received. Examples of such countries include, but are not limited to, Vietnam and Singapore. Other countries, such as China, have adopted a less restrictive approach, opting to allow satellite dish owners to receive only authorized broadcasts. At the opposite end of the spectrum are countries such as Hong Kong, Taiwan, Thailand, the Philippines, the United Arab Emirates and Sri Lanka, where private satellite dish ownership is allowed and laws and regulations have been adopted which support popular access to satellite services through local cable redistribution.

Most television services in the Asia Pacific region, whether free or pay, are also subject to licensing requirements, although these requirements are imposed on the local broadcast operators who collect the subscription fees rather than on program suppliers, such as STAR, which license local broadcast operators to receive its programming. In addition, most countries in the Asia Pacific region control the content offered by local broadcast operators through censorship requirements to which program suppliers, such as STAR are also subject, with the censorship requirements for pay television generally being less stringent than those for free-to-air terrestrial television. Certain countries also impose obligations to carry government-operated or terrestrial channels (such as India) or require a minimum percentage of local content (such as mainland China, Indonesia and South Korea). Other countries, such as Malaysia and South Korea, require local broadcast operators to obtain government approval to retransmit foreign programming. In some countries, regulations are also enacted to limit viewership of satellite-delivered television through restrictions on the type of receiving equipment that is permitted, such as India, which licenses DTH services offered via Ku-band.

Most countries within STAR’s footprint have promulgated legislative regulatory frameworks for the satellite and cable television industry. Among additional categories of regulation of actual or potential significance to STAR are restrictions on foreign investment in broadcast businesses, uplink-downlink licensing regulations and copyright protection and enforcement.

Latin America

Each of the Latin American DTH platforms is subject to a specific regulatory regime in its home country. Each platform operates its satellite distribution business subject to a license that it or one of its partners holds. Licenses are currently held for operations in Brazil, Mexico, Colombia, Chile and Argentina. These licenses expire at various dates beginning in 2009.

Other International Regulation

Filmed Entertainment

In countries outside of the U.S., there are a variety of existing or contemplated governmental laws and regulations which may affect the ability of FFE to distribute and/or license its motion picture and television products to cinema, television or in-home media, including copyright laws and regulations which may or may not be adequate to protect its interests, cinema screen quotas, television quotas, contract term limitations, discriminatory taxes and other discriminatory treatment of U.S. products. The ability of countries to deny market access or refuse national treatment to products originating outside their territories is regulated under various international agreements including the World Trade Organization’s General Agreement on Tariffs and Trade (“GATT”) and General Agreement on Trade and Services (“GATS”); however, these agreements have limited application with respect to preventing the denial of market access to audio-visual products originating outside the European Union.

General

Various aspects of News Corporation’s activities are subject to regulation in numerous jurisdictions around the world. News Corporation believes that it is in material compliance with the requirements imposed by such laws and regulations. The introduction of new laws and regulations in countries where News Corporation’s products and services are produced or distributed (and changes in the enforcement of existing laws and regulations in such countries) could have a negative impact on the interests of News Corporation.

ORGANIZATIONAL STRUCTURE

The following is a list of News Corporation’s principal subsidiaries. A full list of News Corporation’s subsidiaries has been filed as Exhibit 8 to this report.

Subsidiary	Country of Incorporation	Percentage Ownership
Twentieth Century Fox Film Corporation	U.S.	80.6%*
Fox Television Holdings, Inc.	U.S.	80.6%**
Fox Broadcasting Company	U.S.	80.6%*
Fox Sports Networks, Inc.	U.S.	80.6%*
News America Marketing In-Store Services, Inc.	U.S.	100%
News International plc	U.K.	100%
News Limited	Australia	100%
HarperCollins Publishers, Inc.	U.S.	100%
HarperCollins Publishers Limited	U.K.	100%
STAR Group Limited	Cayman Islands	100%

*	News Corporation holds 97.0% of the voting power of these entities.
**
Mr. K. Rupert Murdoch, the Chairman and Chief Executive of News Corporation, owns all of the 7,600 outstanding shares of voting preferred stock of Fox Television Holdings, Inc. (“FTH”), representing 76% of the voting power of such company. Through such ownership, Mr. Murdoch has voting control over subsidiaries which hold interests in the Fox Television Stations Group. The voting preferred stock of FTH has a par value of $760,000 and cumulative dividends at the rate of 12% per annum. The voting preferred stock is subject to redemption by the affirmative vote of the holder or holders of 66 2/3% of the issued and outstanding shares of common stock of FTH. All of the common stock of FTH, representing substantially all of the equity thereof, is owned by FEG (of which News Corporation owns 80.6% of the equity and 97.0% of the voting power).

PROPERTY, PLANTS AND EQUIPMENT

News Corporation owns and leases various real properties in the U.S, Latin America, Europe, Australia and Asia which are utilized in the conduct of its businesses (excluding real properties owned or leased by BSkyB, FOXTEL, INL, Sky Latin America, QPL and other entities described herein in which News Corporation holds less than a majority ownership interest). Each of these properties is considered to be in good condition, adequate for its purpose and suitably utilized according to the individual nature and requirements of the relevant operations. News Corporation’s policy is to improve and replace property as considered appropriate to meet the needs of the individual operation.

United States

News Corporation’s principal real properties in the U.S. are the following:

(a) The Fox Studios Lot, in Los Angeles, California, owned by FEG. The Fox Studios Lot consists of approximately 54 acres containing sound stages, production facilities, administrative, technical and dressing room structures, screening theaters and machinery, equipment facilities and three restaurants. FEG also leases approximately 320,000 square feet of office space at Fox Plaza, located adjacent to the Fox Studios Lot. In addition, FEG also owns Dodger Stadium, which is situated on approximately 275 acres of property in Los Angeles. FEG is a party to a sale-leaseback arrangement with civic authorities for Dodgertown, the Dodger’s 64 acre spring training facility, and has entered into agreements to sell most of the adjacent 400 acre property in Vero Beach, Florida.

(b) The U.S. headquarters of News Corporation and FEG, located at 1211 Avenue of the Americas, New York, New York, consisting of an aggregate of approximately 700,000 square feet of leased building space. This space includes the editorial offices of the New York Post and TV Guide magazine, the executive offices of NAMG, and various operations of FEG including the offices and broadcast studios of Fox News.

(c) The headquarters of HarperCollins Publishers Inc. in New York, New York consisting of approximately 200,000 square feet of leased office space.

(d) The new state-of-the-art color newspaper printing plant of the New York Post (the “Post”) is located in a 494,700 square foot building on a 16.4 acre site in Bronx, New York.

Latin America

FEG owns a studio facility in Rosarito, Mexico which consists of approximately 37 acres of land containing office space, production facilities and the largest fresh and salt water tanks used in motion picture production in the world.

Europe

News Corporation’s principal real properties in Europe for newspaper production and printing facilities in the U.K. are located in Wapping (in East London), Knowsley (near Liverpool) and Kinning Park (in Glasgow) where The Times, The Sunday Times, The Sun and the News of the World are printed. The three newspaper production and printing facilities contain approximately 990,000, 487,000 and 150,000 square feet of building space, respectively. News Corporation owns the real property located at Kinning Park. With respect to the real property located at Wapping and Knowsley, News Corporation owns the buildings and leases on a long-term basis the land on which the buildings are situated. The headquarters of HarperCollins Publishers Limited (which also includes editorial offices) are located in London and consist of approximately 120,000 square feet of leased building space.

Australasia

News Corporation’s principal real properties in Australasia are the following:

(a) The facility in Sydney (Chullora) at which The Australian, the Daily Telegraph and The Sunday Telegraph are printed. This facility, owned by News Limited, contains approximately 482,000 square feet of building space.

(b) The headquarters facility of News Corporation and News Limited in Sydney (Surry Hills), owned by News Limited, containing approximately 370,000 square feet of building space.

(c) The facility in Melbourne (Westgate Park) at which the Herald-Sun and the Sunday Herald-Sun are printed, owned by News Limited, containing approximately 524,000 square feet of space.

(d) The building in Adelaide utilized in publishing The Advertiser newspaper, owned by News Corporation, containing approximately 380,000 square feet of office and printing plant space.

(e) The facility in Adelaide (Mile End) at which The Advertiser and The Sunday Mail are printed, owned by News Limited, containing approximately 300,000 square feet of space.

(f) Fox Studios Australia, a wholly-owned subsidiary of FEG, has a lease expiring in 2036, with an option to renew for 10 years, over a 35 acre film and television production facility with industry related commercial office space in Sydney, Australia. Adjacent to that facility is a 25 acre cinema and retail complex leased by a joint venture between FEG and Lend Lease Corporation.

(g) The facilities used by STAR for its television broadcasting and programming operations are located in two locations in Hong Kong consisting of approximately 60,000 square feet of space owned in one location and approximately 130,000 square feet of space leased in the other location.

In addition, QPL owns or leases a total of approximately 1,213,000 square feet of building space utilized in its newspaper publishing operations. Of such total, approximately 1,167,000 square feet is situated in buildings owned by QPL.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section should be read in conjunction with the Consolidated Financial Statements of The News Corporation Limited and Subsidiaries (“News Corporation”, “TNCL” or the “Group”) and related notes set forth elsewhere herein.

The Consolidated Financial Statements of News Corporation have been prepared in accordance with accounting principles generally accepted in Australia (“A-GAAP”) and are presented in Australian dollars. A-GAAP differs significantly in certain respects from accounting principles generally accepted in the United States (“US-GAAP”) as described in Note 20 to the Consolidated Financial Statements of News Corporation. See “US-GAAP Reconciliation” in this section for a comparison of revenue, operating income and net income (loss) under A-GAAP and US-GAAP.

Critical Accounting Policies

Our discussion and analysis of our financial condition and financial performance are based upon our consolidated financial statements, which have been prepared in accordance with A-GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosures of commitments and contingencies. On an ongoing basis, the Group evaluates its estimates, which are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of these evaluations forms the basis for making judgments about the carrying values of assets and liabilities and the reported amount of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates. The following accounting policies require significant management judgments and estimates.

Inventories

Accounting for the production and distribution of filmed entertainment and television programming requires management’s judgment as it relates to total revenues to be received and costs to be incurred throughout the life of each program or its license period. These judgments are used to determine the amortization of capitalized filmed entertainment and television programming costs associated with revenues earned and any fair value adjustments.

The Filmed Entertainment segment amortizes capitalized film costs on an individual film basis in the ratio that the current year’s gross revenues bears to management’s estimate of total ultimate gross revenues from all sources. Revenue forecasts for motion pictures reflect management’s estimate of total revenues to be received throughout the life of each motion picture. Estimates of revenues are reviewed and reassessed periodically on a title-by-title basis and revised when warranted by changing conditions.

The Television segment amortizes the costs of multi-year sports contracts based on the ratio of each period’s operating profit earned on the contract to the estimated total operating profit expected to be earned over the life of the contract from all segments. Estimates of total operating profit to be earned over the life of the contract are reviewed periodically and amortization is adjusted as necessary. Management’s estimates of total operating profit over the life of the contract are primarily dependent upon its projections of the revenue to be derived from selling advertising spots during the games and other directly attributed revenue sources as well as direct selling costs and the direct costs associated with broadcasting the games or events. At the inception of these contracts and periodically thereafter, management evaluates the recoverability of the costs associated therewith against the revenues directly associated with the program material and related expenses. When an evaluation indicates that a multi-year contract will result in an ultimate loss, additional amortization is provided to recognize such loss in the current year.

Intangible Assets

The Group has significant intangible assets, FCC television station licenses, newspaper mastheads, distribution networks, sports franchises, publishing rights and goodwill. The Group accounts for its business acquisitions under the purchase method of accounting. The total cost of acquisitions is allocated to the underlying net assets, based on their respective estimated fair market values. Goodwill is recorded as the difference between the cost of acquiring an entity and the estimated fair market values assigned to its tangible and identifiable intangible net assets at the date of acquisition. Determining the fair market value of assets acquired and liabilities assumed requires management’s judgment and often involves the use of significant estimates and assumptions, including, among others, assumptions with respect to future cash inflows and outflows, discount rates, asset lives, and market multiples, among other items. The judgments made in determining the estimated fair market value assigned to each class of intangible assets acquired as well as their useful lives can significantly impact net profit (loss) attributable to members of the parent entity. Except for goodwill, no amortization is provided against the Group’s intangible assets since, in the opinion of the Directors, the lives of the publishing rights, titles and television licenses are indefinite.

Recoverable Amount

The Group assesses potential impairment of non-current assets under the guidance of Australian Accounting Standards Board No. 1010, “Recoverable Amounts of Non-Current Assets.” The recoverable amount of publishing rights, titles and television licenses and goodwill has been determined by discounting the expected net cash inflows arising from their continued use or sale. Discounting has not been used to determine the recoverable amount of all other non-current assets.

Employee Costs

Superannuation and other postretirement benefit costs and obligations are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on plan assets, mortality rates and other factors. The Group’s retirement benefit expense for superannuation plans is based on contributions payable to the retirement plans for the fiscal year, at rates determined by the actuary of the superannuation plans. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Group’s superannuation and other postretirement obligations.

Associated Entities

The Group accounts for investments in associated entities using the equity method of accounting, whereby investments in associated entities are initially recorded at cost and subsequently adjusted for increases or decreases in the Group’s share of post-acquisition results and equity reserves of the associated entities. Investments in associated entities cannot exceed their recoverable amount. Management regularly reviews the carrying value of its investments in associated entities to determine if a diminution in value has occurred. In determining the recoverable amount, management considers the net undiscounted cash flows arising from the investment in associated entities and the subsequent value upon disposition.

Results of Operations—Fiscal 2002 vs. Fiscal 2001

The following table sets forth the Group’s operating results by segment, for fiscal 2002 as compared to fiscal 2001.

	For the year ended June 30,
	(in millions)
	2002		2001		Change		% Change
Revenues:
Filmed Entertainment	A$	7,714	A$	6,795	A$	919	14%
Television		8,160		6,838		1,322	19%
Cable Network Programming		3,569		2,696		873	32%
Magazines & Inserts		1,650		1,675		(25)	(1)%
Newspapers		4,604		4,600		4	0%
Book Publishing		2,059		1,907		152	8%
Other		1,258		1,067		191	18%

Total revenues	A$	29,014	A$	25,578	A$	3,436	13%

Operating income:
Filmed Entertainment	A$	904	A$	487	A$	417	86%
Television		873		1,007		(134)	(13)%
Cable Network Programming		380		197		183	93%
Magazines & Inserts		448		437		11	3%
Newspapers		822		904		(82)	(9)%
Book Publishing		224		205		19	9%
Other		(109)		(144)		35	24%

Total operating income	A$	3,542	A$	3,093	A$	449	15%

Net loss from associated entities	A$	(1,434)	A$	(249)	A$	(1,185)	(476)%
Net borrowing costs		(1,000)		(935)		(65)	(7)%
Dividends on exchangeable preferred securities		(93)		(90)		(3)	(3)%
Other revenues before tax		5,627		3,335		2,292	69%
Other expenses before tax		(17,601)		(4,609)		(12,992)	282%
Change in accounting policy before income tax		—		(1,107)		1,107	100%

Profit (loss) from ordinary activities before income tax	A$	(10,959)	A$	(562)	A$	(10,397)	(1,850)%

Income tax benefit (expense) on:
Ordinary activities before change in accounting policy and other items	A$	(640)	A$	(428)	A$	(212)	(50)%
Other items		(15)		19		(34)	(179)%
Change in accounting policy		—		421		(421)	(100)%

Net income tax benefit (expense)	A$	(655)	A$	12	A$	(667)	(5,558)%

Net profit (loss) from ordinary activities after tax	A$	(11,614)	A$	(550)	A$	(11,064)	(2,012)%
Net profit attributable to outside equity interests		(348)		(196)		(152)	(78)%

Net profit (loss) attributable to members of parent entity	A$	(11,962)	A$	(746)	A$	(11,216)	(1,503)%

Consolidated

News Corporation’s consolidated revenues increased approximately 13% to A$29,014 million in fiscal 2002 from A$25,578 million in fiscal 2001. This increase was led by increased revenues at the Filmed Entertainment, Television and Cable Network Programming segments.

Consolidated operating income of A$3,542 million in fiscal 2002 increased approximately 15% as compared to A$3,093 million in fiscal 2001. The Filmed Entertainment and Cable Network Programming segments experienced strong performances, which were partially offset by a decrease from the Television segment.

Consolidated income before change in accounting policy and Other items was A$1,217 million in fiscal 2002 as compared to A$1,282 million in fiscal 2001, a decrease of approximately 5%. The decrease resulted from the increase in consolidated operating income discussed above, which was more than offset by increased net loss from associated entities, net borrowing costs and income tax expense.

Net loss from associated entities of A$1,434 million increased A$1,185 million from A$249 million in the prior year. The higher net loss was primarily due to the Group’s share of British Sky Broadcasting Group plc’s (“BSkyB”) write-off of its investment in KirchPayTV. Additionally, increased losses were due to unfavorable foreign exchange movements in our Latin American pay television platforms, the first-time inclusion of losses recognized from our Italian pay television platform Stream S.p.A. (“Stream”) and reduced profitability of Fox Sports Domestic Cable Networks primarily due to lower revenues and higher costs at Madison Square Garden, an entertainment company owned by Regional Programming Partners.

Net other items, after income tax expense of A$15 million, was a loss of A$11,989 million in fiscal 2002 as compared to a loss of A$1,255 million in fiscal 2001. The current year loss primarily relates to the write-downs in the Group’s carrying value of its investments in Gemstar-TV Guide International, Inc. (“Gemstar-TV Guide”), Stream and KirchMedia. Also contributing to this loss was the Group’s write-down of its U.S. national sports rights contracts for Major League Baseball (“MLB”), the National Association of Stock Car Auto Racing (“NASCAR”), the National Football League (“NFL”) and non-U.S. cricket programming rights. These write-downs were partially offset by the gain on the sale of the Group’s interest in Fox Family Worldwide, Inc (“FFW”). Fiscal 2001 losses primarily related to the loss incurred for the restructuring of the Healtheon/WebMD transaction, the write-off of the One.Tel investment and increased new media related investment write-downs.

Filmed Entertainment

Revenues increased A$919 million, or approximately 14%, from A$6,795 million in fiscal 2001 to A$7,714 million in fiscal 2002. This increase is due to the worldwide theatrical and home entertainment and domestic pay-television performance of Planet of The Apes, domestic theatrical and home entertainment performance of Kiss of the Dragon, the worldwide theatrical performance of Ice Age, the worldwide home entertainment performances of Moulin Rouge and Dr. Dolittle 2 and library titles released on DVD. Fiscal 2001 results included the worldwide theatrical and worldwide home entertainment and domestic pay-television performance of X-Men, the international television sales of Titanic and the worldwide home entertainment performance of library titles. Additionally, at Twentieth Century Fox Television (“TCFTV”), increased syndication revenues for NYPD Blue and King of the Hill, higher license fees for Buffy the Vampire Slayer, Dharma and Greg and The Practice and increased worldwide home entertainment and international free-television revenues for The Simpsons contributed to the increase in revenues. Operating income increased to A$904 million in fiscal 2002 from A$487 million in fiscal 2001, an increase of approximately 86%. This increase is due to the revenue increases noted above, compared to the prior’s year results, which were partially offset by the disappointing results of Monkeybone, Say It Isn’t So and The Legend of Bagger Vance.

Television

Revenues increased A$1,322 million, or approximately 19% from A$6,838 million in fiscal 2001 to A$8,160 million in fiscal 2002. This increase in revenues is due primarily to the inclusion of the Chris-Craft Industries, Inc. (“Chris-Craft”) television stations that were acquired in July 2001, and the increase in advertising revenues from the telecast of the Super Bowl at Fox Broadcasting Company (“FOX”), which was not telecast on FOX in the prior year. Also impacting revenues were an estimated 1.4 percentage point gain in market share over the prior year at the Fox Television Stations (“FTS”), A$162 million of revenue recognized from the sale of the MLB divisional series rights to ABC Family, and increased advertising revenue for MLB due to additional postseason games compared to the prior year. Partially offsetting these increases was the soft advertising environment prevalent for much of the year in the U.S., which was further weakened by the terrorist attacks on September 11th. Operating income decreased to A$873 million in fiscal 2002 from A$1,007 million in fiscal 2001, a decrease of approximately 13%. The decrease in operating income was primarily related to increased programming costs at FTS and at FOX resulting from more MLB games shown than in the prior year and higher primetime license fees, the telecast of the Super Bowl during fiscal 2002 and license fees for Star Wars Episode I: The Phantom Menace.

At STAR, continued increases in both subscriber and advertising revenues contributed to overall revenue growth for fiscal 2002 as compared to fiscal 2001. Increased subscription revenues were generated from pricing increases and subscriber growth. Advertising revenue increases are attributable to Kahaani Ghar Ghar Ki and Kyunki Saas Bhi Kabhi Bahu Thi, the top Indian cable shows on STAR Plus (cable and satellite channel in India). These revenue gains were partially offset by increased programming costs at STAR News and increased production costs.

Cable Network Programming

Revenues of A$3,569 million increased 32% as compared to fiscal 2001 revenues of A$2,696 million due to a combination of subscriber growth and improved ratings primarily at the Fox News Channel (“Fox News”) and FX Channel (“FX”), as well as the acquisition of Speed Channel in July 2001. At Fox News, a 72% increase in advertising revenue was driven by improved ratings, partially offset by lower national sell-out and pre-emptions. Affiliate revenues increased 31% at Fox News which was attributable to an 18% increase in subscribers. As of June 30, 2002, Fox News reached 80 million U.S. cable and DBS households, an increase of 12 million households over the prior year. FX affiliate revenues increased 22%, reflecting a 20% increase in average households over the prior year. As of June 30, 2002, FX reached over 78 million U.S. DBS and cable households, an increase of 13 million households over the prior year. Despite the difficult advertising sales market, FX advertising revenues increased 26% over the prior year, as the result of an increase in average audience and higher ratings, primarily due to the success of The Shield, which was partially offset by declines in pricing. Affiliate revenues increased 13% at the Fox Sports Regional Sports Networks (“RSNs”) primarily from increased average cable rates per subscriber, as well as increases in total reached U.S. cable and DBS households. Operating income increased 93% to A$380 million as compared to A$197 million in fiscal 2001. This significant increase relates primarily to the increased revenues across all channels. Fox News improved results were driven by significant gains in subscriber base and advertising revenues from higher pricing and improved ratings, which was only partially offset by higher costs associated with breaking news events and programming expenses. At the RSNs, increased affiliate revenues were partially offset by increased operating expenses related to an increased number of professional sports events and higher average rights fees associated with new professional sports rights agreements at the RSNs. FX revenue increases of 17% were only partially offset by increased programming and marketing expenses due to the fall line-up and The Shield.

Magazines and Inserts

Revenues of A$1,650 million in fiscal 2002 decreased A$25 million as compared to A$1,675 million reported in fiscal 2001. Operating income increased from A$437 million to A$448 million in fiscal 2002. In local currency, Magazine and Inserts’ revenues decreased US$40 million, or 4%, due to lower advertising volume and rates from free-standing inserts and lower revenue from instant coupon machines. In local currency, operating income decreased US$1 million as cost reductions in printing, paper, media and field expenses were more than offset by the revenue shortfalls noted above.

Newspapers

Revenues were flat at A$4,604 million in fiscal 2002 compared to A$4,600 million in fiscal 2001. Operating income decreased by 9% to A$822 million in fiscal 2002 from A$904 million in fiscal 2001. In the U.K., lower advertising volume and advertising rates were partially offset by circulation revenue gains across all major titles due to cover price increases and a decrease in production costs. In Australia, lower advertising revenues and higher newsprint costs were partially offset by increased circulation revenue due to cover price increases. In the U.S., increased circulation and advertising revenue were more than offset by increased costs related to the new printing plant at the New York Post.

Book Publishing

Revenues increased approximately 8% from A$1,907 million in fiscal 2001 to A$2,059 million in fiscal 2002. Operating income was A$224 million, a 9% increase over the prior year’s operating income of A$205 million. These increases were driven by the strong performance in the U.K. of Pamela Stephenson’s biography of comedian Billy Connolly and J.R.R. Tolkien’s Lord of the Rings Trilogy, coupled with a successful children’s program and local publishing programs in Canada and Australia/New Zealand.

HarperCollins had 106 titles on the New York Times’ bestsellers list during the year, including nine titles that reached the number 1 spot.

Net (loss) from associated entities

Net loss from associated entities of A$1,434 million increased A$1,185 million from A$249 million in fiscal 2001.

	For the year ended June 30,
	(in millions)
	2002		2001		Change		% Change
The Group’s share of the profit (loss) after income tax of its associated entities consist principally of:
BSkyB	A$	(51)	A$	(76)	A$	25	33%
Stream		(66)		—		(66)	—
Sky Latin America:
Net Sat Servicos Ltda (Brazil)		(120)		(101)		(19)	(19)%
Innova, S. de R.L. de C.V. (Mexico)		(92)		(52)		(40)	(77)%
Other		(78)		(63)		(15)	(24)%
Fox Sports Domestic Cable (USA)		33		89		(56)	(63)%
FOXTEL		(15)		(11)		(4)	(36)%
ESPN Star Sports		(11)		(23)		12	52%
Other associated entities		86		75		11	15%

Operating (loss) after income tax before other items	A$	(314)	A$	(162)	A$	(152)	(94)%
Other items after income tax		(1,120)		(87)		(1,033)	(1,187)%

Operating (loss) after income tax and other items	A$	(1,434)	A$	(249)	A$	(1,185)	(476)%

The higher net loss was primarily due to the Group’s share of BSkyB’s write-off of its investment in KirchPayTV. Additionally, increased losses were due to the unfavorable foreign exchange movements in our Latin American pay television platforms, losses recognized from our Italian pay television platform Stream and reduced profitability of Fox Sports Domestic Cable Networks primarily due to lower revenues and higher costs at Madison Square Garden.

Net borrowing costs

Net borrowing costs increased to A$1,000 million in fiscal 2002 from A$935 million in fiscal 2001. This increase is due to lower rates of return on cash balances, which was partially offset by a decrease in interest expense due to the redemption of certain debt.

Other items before tax

Other items before tax of A$11,974 million in fiscal 2002 was A$10,700 higher than the loss of A$1,274 million in fiscal 2001. The fiscal year loss primarily relates to the write-downs in the Group’s carrying value of its investments in Gemstar-TV Guide, Stream and KirchMedia. Also contributing to this loss was the Group’s write-down of its U.S. national sporting contracts for MLB, NASCAR, the NFL and non-U.S. cricket programming rights. These write downs were partially offset by the gain on the sale of the Group’s interest in FFW. Fiscal 2001 losses primarily related to the loss incurred for the restructuring of the Healtheon/WebMD transaction, the write-off of the One.Tel investment and increased new media related investment write-downs.

Net income tax benefit (expense)

Net income tax expense of A$655 million during fiscal 2002 decreased from a benefit of A$12 million during fiscal 2001. Net income tax expense of A$655 million was recognized in fiscal 2002 as opposed to an income tax benefit of A$2,858 million that would have been recognized if the statutory rate had been applied without adjustments. The difference is primarily due to the exclusion of the Gemstar-TV Guide write-down, as it is not expected to be realized in the future.

Results of Operations—Fiscal 2001 vs. Fiscal 2000

The following table sets forth the Group’s operating results; by segment, for fiscal 2001 as compared to fiscal 2000.

	For the year ended June 30,
	(in millions)
	2001		2000		Change		% Change
Revenues:
Filmed Entertainment	A$	6,795	A$	6,269	A$	526	8%
Television		6,838		5,689		1,149	20%
Cable Network Programming		2,696		2,005		691	34%
Magazines & Inserts		1,675		1,585		90	6%
Newspapers		4,600		4,448		152	3%
Book Publishing		1,907		1,634		273	17%
Other		1,067		813		254	31%

Total revenues	A$	25,578	A$	22,443	A$	3,135	14%

Operating income:
Filmed Entertainment	A$	487	A$	155	A$	332	214%
Television		1,007		1,153		(146)	(13)%
Cable Network Programming		197		120		77	64%
Magazines & Inserts		437		411		26	6%
Newspapers		904		870		34	4%
Book Publishing		205		141		64	45%
Other		(144)		(108)		(36)	(33)%

Total operating income	A$	3,093	A$	2,742	A$	351	13%

Net loss from associated entities	A$	(249)	A$	(298)	A$	49	16%
Net borrowing costs		(935)		(814)		(121)	(15)%
Dividends on exchangeable preferred securities		(90)		(79)		(11)	(14)%
Other revenues before tax		3,335		4,147		(812)	(20)%
Other expenses before tax		(4,609)		(2,961)		(1,648)	(56)%
Change in accounting policy before income tax		(1,107)		—		(1,107)	—%

Profit (loss) from ordinary activities before income tax	A$	(562)	A$	2,737	A$	(3,299)	(121)%

Income tax benefit (expense) on:
Ordinary activities before change in accounting policy and other items	A$	(428)	A$	(225)	A$	(203)	(90)%
Other items		19		(454)		473	104%
Change in accounting policy		421		—		421	—%

Net income tax benefit (expense)	A$	12	A$	(679)	A$	691	102%

Net profit (loss) from ordinary activities after tax	A$	(550)	A$	2,058	A$	(2,608)	(127)%
Net profit attributable to outside equity interests		(196)		(137)		(59)	(43)%

Net profit (loss) attributable to members of parent entity	A$	(746)	A$	1,921	A$	(2,667)	(139)%

Consolidated

News Corporation’s consolidated revenues increased approximately 14% to A$25,578 million in fiscal 2001 from A$22,443 million in fiscal 2000. This increase was primarily due to increased revenues at the Cable Network Programming, Book Publishing and Television segments.

Consolidated operating income of A$3,093 million in fiscal 2001 increased approximately 13% as compared to operating income of A$2,742 million in fiscal 2000. The Filmed Entertainment, Book Publishing and Cable Network Programming segments experienced strong performances, which were partially offset by a decrease from the Television segment.

Consolidated income before change in accounting policy and Other items was A$1,282 million in fiscal 2001 as compared to A$1,259 million in fiscal 2000, an increase of approximately 2%. The increase resulted principally from the increase in consolidated operating income discussed above, which was partially offset by increased net borrowing costs and income tax expense.

Net loss from associated entities of A$249 million decreased A$49 million from A$298 million in the prior year. The lower net loss was primarily due to the increased results of BSkyB, the domestic associates of Fox Sports Networks, LLC (“Fox Sports Networks”) and FOXTEL, partially offset by decreased results of certain Sky Latin America satellite platforms and STAR’s associates. BSkyB reported higher results for fiscal year 2001 principally driven by subscriber growth, which was partially offset by higher losses at its equity affiliates, British Interactive Broadcasting and KirchPayTV. FOXTEL’s increases were driven by a 17% growth in the number of subscribers. Some of Fox Sports’ domestic associates experienced increased subscribers and higher advertising revenues, which more than offset the increased expenses and reduced advertising revenues of other associates.

Net other items after tax benefit of A$19 million, was a loss of A$1,255 million in fiscal 2001 as compared to income of A$732 million in fiscal 2000. The decrease primarily relates to losses incurred for the restructuring of the Healtheon/WebMD transaction, the write-off of the One.Tel investment and increased new media related investment write-downs during fiscal 2001. In addition, prior year’s net other items after tax included a non-recurring gain recognized on the initial public offering of NDS Group plc (“NDS”).

Change in Accounting Policy

At the beginning of fiscal 2001, the Group, under both A-GAAP and US-GAAP, adopted Statement of Position (“SOP”) 00-2, “Accounting by Producers or Distributors of Films,” (“SOP 00-2”), which established new accounting standards for producers and distributors of films and supersedes Statement of Financial Accounting Standards No. 53. SOP 00-2 establishes new accounting standards for, among other things, marketing and development costs. Effective July 1, 2000, the Group recorded a one-time, non-cash charge of A$1,107 million as a change in accounting policy before tax. Under US-GAAP the charge of A$686 million, net of $421 million tax, is included in the consolidated statement of operations as a cumulative effect of accounting change. This charge primarily reflects the write-off of marketing and certain development costs in accordance with SOP 00-2. Subsequent to the adoption of SOP 00-2, the Group’s accounting policy, under both A-GAAP and US-GAAP, is to expense marketing and certain development costs as incurred.

Filmed Entertainment

Revenues increased A$526 million or approximately 8% from A$6,269 million in fiscal 2000 to A$6,795 million in fiscal 2001. Operating income increased to A$487 million in fiscal 2001 as compared to A$155 million in fiscal 2000, an increase of approximately 214%. The fiscal 2001 results included the strong worldwide theatrical and video performance of X-Men, strong growth in video catalog sales primarily due to growth in the DVD market, the broadcast network release of Titanic and the solid performance of releases in international free television markets. These results were partially offset by losses from Monkeybone, The Legend of Bagger Vance and Say It Isn’t So. At the beginning of fiscal 2001, the Group adopted SOP 00-2 changing its film accounting policies; accordingly operating income was further offset by the releasing costs for Moulin Rouge, Dr. Dolittle 2, Planet of the Apes and Kiss of the Dragon, which are now, under SOP 00-2, expensed as incurred. These results are compared to fiscal 2000 results, which included the poor performances of Brokedown Palace, Anna and the King, Light It Up, Bartok and Titan AE.

TCFTV completed another highly successful year by maintaining its position as the leading supplier of prime time shows to the networks, with 24 series being picked up for the Fall 2001 season including eight new shows. TCFTV also has four series entering syndication at the end of the first quarter of fiscal 2002, including The Practice, King of the Hill, Buffy the Vampire Slayer and Ally McBeal. During fiscal 2001, TCFTV increased operating results primarily due to greater gross profit from The Practice due to the renegotiated license fees and from Buffy the Vampire Slayer due to increased international and home video.

Television

Revenues increased A$1,149 million, or approximately 20%, from A$5,689 million in fiscal 2000 to A$6,838 million in fiscal 2001. Operating income decreased to A$1,007 million, or approximately 13%, in fiscal 2001 from A$1,153 million in fiscal 2000. Operating results were greatly affected by the negative impact of the weak advertising market in the United States and increased programming, broadcasting and news costs at FTS, as well as the approximate US$71 million loss at FOX resulting from the short duration and lower ratings of the MLB post-season divisional play-offs and World Series in October 2000.

At STAR continued increases in both advertising and subscriber revenues contributed to overall revenue growth for fiscal 2001 as compared to fiscal 2000. A strong advertising market primarily in India at STAR Plus drove this growth. These revenue gains were partially offset by higher spending on local language programming and popular movies, which were acquired to further drive the platform’s distribution and ratings.

Cable Network Programming

Revenues of A$2,696 in fiscal 2001 increased significantly over fiscal 2000 revenues of A$2,005 million due to a combination of subscriber growth and advertising revenue increases primarily at FX and Fox News. Operating income was reported at A$197 million as compared to A$120 million in fiscal 2000. These significant increases relate primarily to the improved operating performance at Fox News, as well as higher earnings from FX, partially offset by lower contributions from the RSNs. Fox News generated positive operating income for the year as compared to losses in the prior year. Improved results were driven by significant gains in subscriber base and advertising revenues from higher pricing and improved ratings. The Fox News currently has approximately 68 million cable and DBS households, up from 51 million in the prior year. At Fox Sports Networks, increased pricing related to advertising revenues and higher average rates per subscriber related to affiliate and DTH revenues, combined with a growing subscriber base, drove up revenues at FX. These increased revenues were partially offset by increased operating expenses related to an increased number of professional sports events and higher average rights fees associated with new professional sports rights agreements at the RSNs. These revenues were further offset by first-year broadcast costs associated with the recently completed MLB cable deal and NASCAR events at the RSNs and at FX, respectively.

Magazines and Inserts

Revenues of A$1,675 million in fiscal 2001 were approximately 6% higher than the A$1,585 million reported in fiscal 2000. Operating income increased from A$411 million to A$437 million in fiscal 2001. Due to foreign exchange fluctuations, in local currency, Magazine and Inserts’ revenues decreased US$95 million or 10% and operating income decreased US$23 million or 9%. These results reflect lower packaged goods advertising pages and lower advertising rates for the free-standing inserts business. In-store’s results reflect decreased instant coupon machine revenues.

Newspapers

Revenues increased approximately 3%, from A$4,448 million in fiscal 2000 to A$4,600 million in fiscal 2001. Operating income increased by 4% to A$904 million in fiscal 2001. The U.K. newspapers primarily drove improved fiscal 2001 results. At the U.K. newspapers, higher advertising revenues due to strong yield and increased classified advertising, particularly at The Sunday Times and The Sun, were partially offset by increased editorial and production costs. Also offsetting these gains, were increased editorial and promotional expenses at the Australian newspapers, which was used to bolster circulation and advertising sales in the lead-in to the Olympics.

Book Publishing

Revenues increased approximately 17% from A$1,634 million in fiscal 2000 to A$1,907 million in fiscal 2001. Operating income was A$205 million, a 45% increase over the prior year’s income of A$141 million. The segment’s growth is related to higher margin title sales following the acquisition of William Morrow & Company and Avon Books businesses, which were acquired in fiscal 2000. The Group enjoyed particularly strong performances from Children’s Books, HarperCollins UK and Zondervan.

Net (loss) from associated entities

Net loss from associated entities of A$249 million decreased A$49 million from A$298 million in fiscal 2000.

	For the year ended June 30,
	(in millions)
	2001		2000		Change		% Change
The Group’s share of the profit (loss) after income tax of its associated entities consist principally of:
BSkyB	A$	(76)	A$	(150)	A$	74	49%
Stream		—		—		—	—
Sky Latin America:
Net Sat Servicos Ltda (Brazil)		(101)		(71)		(30)	(42)%
Innova, S. de R.L. de C.V. (Mexico)		(52)		(57)		5	9%
Other		(63)		(40)		(23)	(58)%
Fox Sports Domestic Cable (USA)		89		56		33	59%
FOXTEL		(11)		(12)		1	8%
ESPN Star Sports		(23)		(25)		2	8%
Other associated entities		75		71		4	6%

Operating (loss) after income tax before other items	A$	(162)	A$	(228)	A$	66	29%
Other items after income tax		(87)		(70)		(17)	(24)%

Operating (loss) after income tax and other items	A$	(249)	A$	(298)	A$	49	16%

The lower net loss was primarily due to the increased results of BSkyB, the domestic associates of Fox Sports Networks, and FOXTEL, partially offset by decreased results of certain Sky Latin America satellite platforms and STAR’s associates. BSkyB reported higher results for fiscal year 2001 principally driven by subscriber growth, which was partially offset by higher losses at its equity affiliates, British Interactive Broadcasting and KirchPayTV. FOXTEL’s increases were driven by a 17% growth in subscribers. Some of Fox Sports’ domestic associates experienced increased subscribers and higher advertising revenues, which more than offset the increased expenses and reduced advertising revenues of other associates.

Net borrowing costs

Net borrowing costs increased to A$935 million in fiscal 2001 from A$814 million in fiscal 2000. As most outstanding obligations are denominated in US dollars, the weakened US dollar against the Australian dollar resulted in an increase in net borrowing costs.

Other items before tax

Other items before tax was a loss of A$1,274 million in fiscal 2001 as compared to income of A$1,186 million in fiscal 2000. The decrease primarily relates to losses incurred for the restructuring of the Healtheon/WebMD transaction, the write-off of the One-Tel investment and increased new media related investment write-downs during fiscal 2001. In addition, prior year’s net abnormal items after tax included a non-recurring gain recognized on the initial public offering of NDS.

Net income tax benefit (expense)

Net income tax expense of A$679 million during fiscal 2000 decreased to a benefit of A$12 million during fiscal 2001. Net income tax benefit of A$12 million during fiscal 2001 differs from a benefit of A$106 million that would have been recognized if the statutory rate had been used without adjustments. This difference was primarily due to foreign income being taxed at a higher rate than the statutory rate.

Liquidity and Capital Resources

The Group’s principal sources of cash flow are internally generated funds. As additional sources of funding, the Group has access to the worldwide capital markets, an unused US$2.0 billion Revolving Credit Facility (the “Revolving Credit Agreement”) and various film financing alternatives and as of June 30, 2002, the Group had consolidated cash and cash equivalents of A$6.3 billion. Management of the Group believes that funds available from cash flows from operations and alternative sources will be adequate for the Group to conduct its operations. The Group’s internally generated funds are highly dependent upon the state of the advertising market and public acceptance of film products. Any significant decline in the advertising market or the performance of its films could adversely impact its cash flows from operations.

The principal uses of cash flow that affect the Group’s liquidity position include the following: investments in the production and distribution of new feature films and television programs, the acquisition of and payments under programming rights for entertainment programming and sporting events, operational expenditures, capital expenditures, investments in associated entities, interest expense and income tax payments.

Cash flows provided by operating activities during the fiscal years ended June 30, 2000, 2001 and 2002 were A$533 million, A$920 million and A$3,078 respectively. During the year ended June 30, 2002, higher operating profit of A$449 million, decreased inventories due to higher amortization as compared to investments in the production of new feature films and television programs and increased collections on receivables at Fox Broadcasting Company contributed to the increase in cash provided by operating activities. The increase in cash from operating activities in 2001 as compared to fiscal 2000 was primarily due to a lower overall investment in certain working capital items.

Cash used in investing activities were A$1,487 million, A$1,779 million, while cash provided by investing activities was A$400 million for the years ended June 30, 2000, 2001 and 2002, respectively. The year ended June 30, 2002 included proceeds from the sales of FFW and Outdoor Life, partially offset by investments in Stream, National Geographic Channels and the Latin American pay television platforms. Investing activities in fiscal 2001 were A$292 million greater than fiscal 2000 primarily due to A$442 million increase in capital expenditures related to the construction of the new printing plant facility for the New York Post.

Cash flows used in financing activities were A$2,333 million during fiscal year 2002. Fiscal 2001 had cash flows provided by financing activities of A$1,188 million. Fiscal 2000 had cash flows used in financing activities of A$2,631 million. During fiscal year 2002, the Group redeemed A$1,639 million of debt and A$443 million related to the settlement of the MCI and other obligations. Financing activities in fiscal 2001 included US$757 million in proceeds from the issuance of US$1,515 million maturity value of Liquid Yield Option Notes (“LYONs”) due in 2021 and a lower buyback of preferred shares as compared to the prior year.

In May 1993, News Corporation entered into a US$2.0 billion Revolving Credit Agreement, as amended. The Revolving Credit Agreement and the indentures governing certain debt instruments (the “Indentures”) each contain various covenants affecting News Corporation. Covenants and provisions contained in the Revolving Credit Agreements among other things: (i) prohibit the News Corporation Group, as defined in the Revolving Credit Agreement, from incurring indebtedness if at the time of such incurrence a default under the Revolving Credit Agreement has occurred and is still continuing; (ii) require the News Corporation Group to maintain certain financial ratios; and (iii) limit certain corporate acts of the News Corporation Group, such as the creation of liens and the entrance into transactions with affiliates. Among other things, the Indentures limit News Corporation’s ability to (i) incur, issue, assume, guarantee or otherwise become liable with respect to indebtedness; (ii) purchase, redeem or otherwise acquire or retire for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, and subordinated indebtedness; (iii) enter into transactions with affiliates; (iv) make investments (but such limitation applies only to investments in affiliates); (v) create, assume, incur or suffer to exist liens on property; (vi) use the proceeds from asset sales; and (vii) pay dividends or make distributions.

The Revolving Credit Agreement permits borrowings of U.S. dollars, the British pounds sterling and Australian dollars; the three principal currencies of the Group’s operations. These currencies operate as the functional currency for the Group’s U.S., U.K. and Australian operations, respectively. Cash is managed centrally within each of the three countries with net earnings reinvested locally and working capital requirements met from existing liquid funds. To the extent such funds are not sufficient to meet working capital requirements, drawdowns in the appropriate local currency are available under the Revolving Credit Agreement. For additional information regarding our foreign currency position and the management of our foreign currency exchange risk, see ITEM 11 “Quantitative and Qualitative Disclosure about Market Risk”.

News Corporation was in compliance with all covenants and had satisfied all financial ratios and tests contained in its long-term debt obligations as of June 30, 2002 and expects to remain in compliance and satisfy all such financial ratios and tests. News Corporation expects that compliance with the covenants contained in its long-term debt obligations will not have a material adverse effect on its business and operations.

As of June 30, 2002, News Corporation’s debt ratings, by Moody’s (Ba1 for subordinated notes and Baa3 for senior unsecured notes) and Standard & Poors (BBB-) were within the investment grade scale.

As of June 30, 2002, News Corporation had A$6,337 million of funds on deposit and A$3,546 million available unrestricted credit facilities, primarily under the Revolving Credit Agreement.

Redemptions of Debt

During fiscal year 2002, the Group redeemed A$1,639 million of debt. The Group recognized an aggregate loss of approximately A$111 million on the following early extinguishments of debt.
•
In December 2001, the Group completed its offer to purchase for cash its entire outstanding US$300 million aggregate principal amount of 10 1/8% Senior Debentures due 2012 (the “Debentures”). Approximately 90% of these Debentures were tendered and accepted for payment.

•	In February 2002, the Group redeemed all of its outstanding US$170 million aggregate principal amount of 8 3/4% Senior Subordinated Notes due 2006.
•
In March 2002, the Group offered to purchase for cash any and all of its outstanding US$500 million aggregate principal amount of 8 5/8% Senior Notes due 2003. Approximately 92% of these Notes were tendered and accepted for payment.

•	In March 2002, the Group redeemed its entire outstanding US$8 million aggregate principal amount of Zero Coupon Exchangeable Notes due in March 2002.

Additionally, in June 2002, the Group and Fox Sports Networks, irrevocably called for redemption of all of the outstanding 8.875% Senior Notes and the 9.75% Senior Discount Notes. The Group recognized a loss of A$80 million on this irrevocable early extinguishment of debt.

The Group has commitments under certain firm contractual arrangements (“firm commitments”) to make future payments. These firm commitments secure the future rights to various assets and services to be used in the normal course of operations. The following table summarizes the Group’s material firm commitments at June 30, 2002 and the timing of such obligations in future periods.

	In millions
	Payments Due by Period
	1 year		2-3 years		4-5 years		After 5 years		Total
Contracts for Capital Expenditure
Buildings	A$	16	A$	—	A$	—	A$	—	A$	16
Plant and machinery		127		18		3		1		149

	A$	143	A$	18	A$	3	A$	1	A$	165

Operating Leases (a)
Land and buildings	A$	284	A$	505	A$	440	A$	2,445	A$	3,674
Plant and machinery		48		49		22		8		127

	A$	332	A$	554	A$	462	A$	2,453	A$	3,801

Other Commitments
Unsecured loans payable (b)	A$	1,799	A$	887	A$	—	A$	12,605	A$	15,291
Term loans (b)		57		93				—		150
Exchangeable preferred securities (b)		—		—		—		1,690		1,690
New Millennium II Preferred Interest		1,021		424		62		—		1,507
News America Marketing (c)		59		80		6		—		145
Major League Baseball (d)		592		1,356		1,589		—		3,537
National Football League (e)		1,020		2,642		1,445		—		5,107
National Association Stock Car Auto Racing (f)		356		879		950		688		2,873
Cricket (g)		174		149		406		—		729
Commitment for purchase of TV Station (h)		754		—		—		—		754
Other programming commitments (i)		1,573		1,554		1,196		2,753		7,076
Other obligations		452		653		175		333		1,613

	A$	7,857	A$	8,717	A$	5,829	A$	18,069	A$	40,472

Total commitments, borrowings and contractual obligation	A$	8,332	A$	9,289	A$	6,294	A$	20,523	A$	44,438

The Group also has certain contractual arrangements in relation to certain associates that would require the Group to make payments or provide funding if certain circumstances occur (“contingent guarantees”). The Group does not expect that these contingent guarantees will result in any amounts being paid by the Group in the foreseeable future. The timing of the amounts presented in the table below reflect when the maximum contingent guarantees will expire and does not indicate that the Group expects to incur an obligation to make payments during that time frame.

	In millions
	Amount of Commitment Expiration Per Period
	1 year		2-3 years		4-5 years		After 5 years		Total
FOXTEL (j)	A$	12	A$	24	A$	24	A$	148	A$	208
STAR (k)		77		76		—		—		153
Transponder leases guarantees (l)		55		110		104		406		675
Chicago RSN (m)		76		165		186		1,434		1,861
Star Channel Japan (n)		48		—		42		—		90

	A$	268	A$	375	A$	356	A$	1,988	A$	2,987

(a)
The Group leases transponders, office facilities, warehouse facilities, equipment and microwave transmitters used to carry its broadcast signals. These leases, which are classified as operating leases, expire at various dates through 2016. In addition, the Group leases various printing plants which expire at various dates through 2094.

(b)
TNCL has guaranteed borrowings of controlled entities of A$15,441 million (2001—A$18,805 million). Additionally, TNCL has film distribution agreement guarantees in respect of controlled entities of A$1,507 million (2001—A$1,663 million). Under the terms of deeds of indemnity, any deficiency of funds, if any Australian wholly-owned controlled entity is wound up, will be met by the parent entity.

(c)
News America Marketing (“NAM”), a leading provider of in-store marketing products and services primarily to consumer packaged goods manufacturers, enters into minimum guarantee agreements with retailers.

(d)
The Group’s six-year contract with MLB grants the Group rights to telecast certain regular season and all post-season MLB games. The contract began with the 2001 MLB season and ends with the 2006 MLB season. The remaining future scheduled payments for telecast rights to such MLB games aggregated approximately US$1,995 million as of June 30, 2002 before sublicense fees are considered. For the duration of its contract with MLB, the Group has sublicensed telecast rights to certain MLB post-season games to the The Walt Disney Company (“Disney”), and is entitled to be paid the remaining sublicense fee aggregating US$590 million over the remaining term. The amounts reflected on this schedule have not been reduced by the sublicense.

(e)
Under the Group’s eight-year contract with the NFL through 2006, which contains certain termination clauses, remaining future minimum payments for program rights to broadcast certain football games aggregated approximately US$2,880 million as of June 30, 2002, and are payable over the remaining five-year term of the contract assuming no early terminations.

(f)
The Group’s contracts with NASCAR, which contains certain termination clauses, gives the Group rights to broadcast certain NASCAR races through fiscal 2009 and exclusive NASCAR content rights as well as the NASCAR brand to be exploited with a new NASCAR cable channel or the existing Speed Channel through fiscal 2013. The remaining future minimum payments aggregated approximately U.S. $1,621 million as of June 30, 2002 and are payable over the terms assuming no early terminations.

(g)	The Group has acquired the exclusive rights to transmit and exploit the signals for the 2003 and 2007 Cricket World Cups and other related International Cricket Council (“ICC”) cricket events for a minimum guarantee of US$550 million through fiscal 2008. The Group has guaranteed this contract and has been granted the right of first refusal and the last right to match for the broadcast rights in their respective territories. As of June 30, 2002, the remaining minimum guarantee is US$411 million over the remaining term.

(h)	In June 2002, the Group entered into an agreement to acquire WPWR-TV in Chicago from Newsweb Corporation for US$425 million. This acquisition closed in August 2002.

(i)
The Group’s minimum commitments and guarantees under certain other programming, players, licensing and other agreements aggregated approximately US$3,991 million at June 30, 2002, which are payable principally over a five-year period.

(j)
The Group, Telstra Corporation Limited (“Telstra”) and Publishing and Broadcasting Limited (“PBL”) are participants in a partnership known as FOXTEL, which has established a Pay TV operation in Australia. FOXTEL has entered into long-term channel supply agreements with various parties for exclusive rights to their programming. News Corporation and Telstra have severally guaranteed minimum subscriber payments under certain agreements entered into by FOXTEL, and PBL has provided the Group with an indemnity for 50% of the liability of the Group. These agreements prescribe payments of approximately US$470 million, for future programming based on subscriber numbers subject to minimal annual payment. The Group has included 25% of these prescribed payments as a commitment.

(k)
The Group has guaranteed certain sports rights contracts for certain associated entities of STAR. The aggregate of the guarantees is approximately US$87 million (2001 -US$108 million) and extend to May 2004.

(l)
News Corporation has guaranteed various transponder and other leases for certain associated entities operating in Latin America. The aggregate of these guarantees is approximately US$355 million (2001—US$384 million) and extends to 2019.

(m)	The Group has guaranteed various sports rights agreements for certain associated entities. The aggregate of these guarantees is approximately US$1,050 million and extends through 2019.

(n)
The Group has guaranteed a bank loan facility of A$89 million for Star Channel Japan. The facility covers a term loan of A$42 million which matures in September 2005 and an agreement for overdraft of A$48 million.

New Millennium II

On March 30, 2001, the Group’s film distribution arrangement with New Millennium Investors, LLC (“New Millennium”) expired. The Group acquired the outstanding equity of New Millennium and repaid all of New Millennium’s existing debt, resulting in the acquisition of film inventories of US$650 million and elimination of current and non–current payables of US$117 million.

Concurrently, the Group entered into a new series of film rights agreements whereby a controlled consolidated subsidiary of the Group, Cornwall Venture LLC (“NM2”), that holds certain library film rights, funds the production or acquisition costs of all eligible films, as defined, to be produced by Twentieth Century Fox Film Corporation (“TCF”), a subsidiary of the Group, between 2001 and 2004 (these film rights agreements are collectively referred to as the “New Millennium II Agreement”). NM2 is a separate legal entity from the Group and TCF and has separate assets and liabilities. NM2 issued a preferred limited liability membership interest (“Preferred Interest”) to a third party to fund the film financing, which is presented on the Consolidated Statement of Financial Position as outside equity interests in controlled entities. The Preferred Interest has no fixed redemption rights but is entitled to an allocation of the gross receipts to be derived by NM2 from the distribution of each eligible film. Such allocation to the extent available based on gross receipts from the distribution of the eligible films consists of (a) a return on the Preferred Interest (the “Preferred Payments”), based on certain reference rates (generally based on US commercial paper rates or LIBOR) prevailing on the respective dates of determination, and (b) a redemption of the Preferred Interest, based on a contractually determined amortization schedule. The Preferred Interest has a preference in the event of a liquidation of NM2 equal to the unredeemed portion of the investment plus any accrued and unpaid Preferred Payments. The Group owns the controlling equity interest in NM2. Accordingly, NM2 is consolidated as the Group has control over the strategic and operational decisions of NM2 and control of all film rights held by NM2.

The net change in Preferred Interests outstanding was US$8 million and US$841 million for the years ended June 30, 2002 and 2001, respectively. These amounts were comprised of issuances by the Group of additional Preferred Interests under the New Millennium II Agreement in the amount of US$657 million and US$131 million and redemptions by the Group of Preferred Interests of US$649 million and US$42 million during fiscal years 2002 and 2001, respectively. The original issuance of Preferred Interests was US$752 million in fiscal 2001.

At June 30, 2002, there was A$1,507 million (2001—A$1,663 million) of Preferred Interests outstanding, which is included in the Statement of Financial Position as outside equity interest in controlled entities, with the Preferred Payments recorded in the Statements of Financial Performance as outside equity interest.

A Ratings Trigger Event for the above agreement would occur if the Group’s debt rating:

(i) (a) falls below BB+ and below Ba1, or (b) falls below BB, or (c) falls below Ba2, or (d) it is not rated by both rating agencies, and, in each case the Group has not, within ten business days after the occurrence of such event, provided credit enhancement so that the resulting agreement is rated at least BB+ and Ba1, or
(ii) (a) falls below BBB- and Baa3, or (b) it is not rated by both rating agencies, and, in each case, more than US$25 million in capital payments redeemable at that time from film gross receipts remain unredeemed for at least one quarter.

If a Ratings Trigger Event were to occur then (a) no new film will be transferred, (b) rights against certain film assets may be enforced, and (c) the Preferred Interest may become redeemable.

During fiscal 2002, no Ratings Trigger Event occurred. If a Ratings Trigger Event were to occur, then US$425 million (or approximately 50% of the outstanding balance as of June 30, 2002) may be payable immediately. The balance of the redemption would be payable to the extent of future gross receipts from films that had been transferred to NM2.

Acquisitions and Dispositions

WebMD

As a result of the restructuring of the Group’s investment in the Healtheon WebMD Corporation (“WebMD”), the Group swapped out of its preferred stock investment and recognized an impairment loss on its remaining common stock interest in WebMD. In exchange for the preferred shares the Group received the ownership interest in the Health Network (“THN”), warrants to purchase additional common stock in WebMD, a reduction in its obligation to provide future media services to and license content from WebMD and the elimination of future funding commitments to an international joint venture. The Group recorded a non-cash charge of approximately A$426 million (US$252 million) related to this restructuring. In June 2001, the Group sold its investment in THN to a third party for consideration valued at A$433 million.

RSN North

In February 2001, Fox Sports Networks acquired certain assets and liabilities constituting the business of Midwest Sports Channel, a regional sports network serving the Minneapolis, Minnesota and Milwaukee, Wisconsin metropolitan areas, pursuant to an Assignment and Assumption Agreement among Fox Sports Networks, Viacom, and Comcast Corporation (“Comcast”) and a Purchase Agreement between Viacom and Comcast for approximately US$40 million.

Home Team Sports

In February 2001, Fox Sports sold its approximate 34% limited partnership interest in Home Team Sports, in a non-cash exchange for new or amended cable carriage arrangements valued at approximately US$46 million related to the distribution of the Group’s programming services on cable systems. The Group has recognized a gain of approximately US$40 million related to this transaction for the year ended June 30, 2001.

Taiwan Cable Group (“China Network System”)

In April 2001, STAR purchased a 20% interest in each of the Koos’ Group’s (“Koos”) 15 cable systems in Taiwan. The aggregate purchase price for this transaction was A$474 million (US$240 million). As of July 2002, STAR had aggregate interests of up to 23% in 17 cable systems throughout Taiwan, including systems affiliated with Koos. The Group accounts for this investment under the equity method of accounting from the date of acquisition. Koos is a leading business group based in Taiwan encompassing finance, telecommunications, entertainment and other businesses.

The Golf Channel

In June 2001, the Group sold its 31% interest in The Golf Channel to Comcast for a total consideration of approximately A$695 million, of which A$676 million was received in cash during fiscal 2001. The Group recorded a gain on the sale of A$476 million in relation to this transaction.

Chris-Craft

In July 2001, News Corporation, through a wholly-owned subsidiary, acquired all of the outstanding common stock of Chris-Craft Industries, Inc. and its subsidiaries, BHC Communications, Inc. and United Television, Inc., (collectively, “Chris-Craft”). The consideration for the acquisition was approximately US$2 billion in cash and the issuance of 68,854,209 News Corporation American Depositary Receipts representing 275,416,836 preferred limited voting ordinary shares (“ADRs”) valued at approximately US$2 billion. Simultaneously with the closing of the acquisition, News Corporation transferred US$2,503 million of certain net assets, constituting Chris-Craft’s ten television stations (the “Acquired Stations”) to its majority owned subsidiary, FEG, in exchange for 122,244,272 shares of FEG’s Class A Common Stock (the “Exchange”), thereby increasing the Group’s ownership in FEG from 82.76% to 85.25%. FEG assigned the licenses issued by the FCC for the Acquired Stations to its indirect subsidiary, Fox Television Stations, Inc., which became the licensee and controls the operations of the Acquired Stations. The Group acquired Chris-Craft and transferred to FEG the Acquired Stations in order to strengthen FEG’s existing television station business.

FEG consolidated the operations of the Acquired Stations, as of the date of Exchange, July 31, 2001, with the exception of KTVX-TV in Salt Lake City, whose operations were not consolidated prior to the Exchange due to regulatory requirements which precluded FEG from controlling the station and required its disposal (see description of Clear Channel swap below).

In October 2001, the Group exchanged KTVX-TV in Salt Lake City and KMOL-TV in San Antonio with Clear Channel Communications, Inc. for WFTC-TV in Minneapolis (the “Clear Channel swap”). In addition, on November 1, 2001, the Group exchanged KBHK-TV in San Francisco with Viacom Inc. for WDCA-TV in Washington, DC and KTXH-TV in Houston (the “Viacom swap”). In June 2002, the Group exchanged KPTV-TV in Portland, an Acquired Station, for Meredith Corporation’s WOFL-TV in Orlando and WOGX-TV in Ocala (the “Meredith swap”, and together with the Viacom and Clear Channel swaps, the “Station Swaps”). All of the stations exchanged in the Station Swaps were Acquired Stations. No gain or loss was recognized by the Group as a result of the Station Swaps.

Speed Channel

In July 2001, as a result of the exercise of rights by existing shareholders, the Group acquired an additional 53.44% of Speedvision Network, LLC, now Speed Channel, Inc. (“Speed Channel”) for approximately A$789 million (US$401 million). This acquisition resulted in the Group owning approximately 85.46% of Speed Channel. As a result, the Group has consolidated the results of Speed Channel beginning in July 2001. In October 2001, the Group acquired the remaining 14.54% minority interest in Speed Channel for approximately A$221 million (US$111 million) bringing the Group’s ownership percentage to 100%.

Outdoor Life

In July 2001, as a result of the exercise of rights by existing shareholders of Outdoor Life Network LLC (“Outdoor Life”), the Group acquired 50.23% of Outdoor Life for approximately A$608 million (US$309 million). This acquisition resulted in the Group owning approximately 83.18% of Outdoor Life. In October 2001, a shareholder of Outdoor Life acquired the Group’s ownership interest in Outdoor Life for approximately US$512 million in cash. Upon the closing of the sale of the Group’s ownership interest in Outdoor Life, the Group recognized a gain of A$271 million (US$142 million).

Fox Family Worldwide

In October 2001, FOX, Haim Saban and the other stockholders of FFW, sold FFW to Disney for total consideration of approximately A$10.3 billion (US$5.2 billion) (including the assumption of certain debt) of which approximately A$3.2 billion (US$1.7 billion) was in consideration of the Group’s interest in FFW. As a result of this transaction, the Group recognized a gain of approximately A$2.3 billion (US$1.2 billion) before tax and minority interest. In addition, the Group sublicensed certain post-season MLB games through the 2006 MLB season to Disney for aggregate consideration of approximately A$1.2 billion (US$675 million), payable over the entire period of the sublicense.

Fox Sports International

The Group and Liberty Media Corporation (“Liberty”) at June 30, 2001 each owned 50% of Fox Sports International. In July 2001, under a pre-existing option, Liberty exercised its right to sell its 50% interest in Fox Sports International to the Group in exchange for an aggregate 3,673,183 News Corporation ADRs representing 14,692,732 preferred limited voting ordinary shares valued at approximately A$180 million. The transaction closed in December 2001. Under the terms of this transaction, the Group transferred the acquired interest in Fox Sports International to FEG in exchange for the issuance of 3,632,269 shares of FEG Class A Common Stock. This issuance increased the Group’s equity interest in FEG from 85.25% to 85.32%, while its voting interest remained at 97.8%.

Sunshine

In January 2002, the Group acquired an approximate 23.3% interest in Sunshine for approximately US$23.3 million. This resulted in the acquisition of a controlling interest in Sunshine. Since the acquisition in January 2002, Sunshine has been consolidated into the Cable Network Programming segment of the Group as it is now under the control of the Group.

Contingencies

Regional Programming Partners

In December 1997, Rainbow Media Sports Holdings, Inc. (“Rainbow”) (a subsidiary of Cablevision Systems Corporation (“Cablevision”), and Fox Sports Net, Inc. (“Fox Sports Net”) (a subsidiary of the Group) formed Regional Programming Partners (“RPP”) to hold various programming interests in connection with the operation of certain RSNs (“Rainbow Transaction”). Rainbow contributed various interests in RSNs, the Madison Square Garden Entertainment Complex, Radio City Music Hall, the New York Rangers NHL franchise, and the New York Knickerbockers NBA franchise, to RPP in exchange for a 60% partnership interest in RPP, and Fox Sports Net contributed US$850 million in cash for a 40% partnership interest in RPP.

Pursuant to the RPP partnership agreement upon certain actions being taken by Fox Sports Net, Rainbow has the right to purchase all of Fox Sports Net’s interests in RPP. The buyout price will be the greater of (i) (a) US$2.125 billion, increased by capital contributions and decreased by capital distributions, times Fox Sports Net’s interest in RPP plus (b) an 8% rate of return on the amount in (a) and (ii) the fair market value of Fox Sports Net’s interest in RPP. Consideration will be, at Rainbow’s option, in the form of cash or a three-year note with an interest rate of prime plus ½%. In addition, for 30 days following December 18, 2002 and during certain periods thereafter, so long as RPP has not commenced an initial public offering of its securities, Fox Sports Net has the right to cause Rainbow to, at Rainbow’s option, either (i) purchase all of Fox Sports Net’s interests in RPP or (ii) consummate an initial public offering of RPP’s securities. The purchase price will be the fair market value of Fox Sports Net’s interest in RPP and the consideration will be, at Rainbow’s option, in the form of marketable securities of certain affiliated companies of Rainbow or a three-year note with an interest rate of prime plus ½%.

In connection with the Rainbow Transaction, Rainbow and Fox Sports Net formed National Sports Partners (“NSP”) in which each of Rainbow and Fox Sports Net were issued a 50% partnership interest to operate Fox Sports Net (“FSN”), a national sports programming service that provides its affiliated RSNs with 24 hour per day national sports programming. In addition, Rainbow and Fox Sports Net formed National Advertising Partners (“NAP”), in which each of Fox Sports Net and Rainbow were issued a 50% partnership interest, to act as the national advertising sales representative for the Fox Sports Net-owned RSNs and the RPP-owned and managed RSNs. Independent of the arrangements discussed above relating to RPP, for 30 days following December 18, 2002 and during certain periods thereafter, so long as NSP and NAP have not commenced an initial public offering of its securities, Rainbow has the right to cause Fox Sports Net to, at Fox Sports Net’s option, either (i) purchase all of Rainbow’s interests in NSP and NAP, or (ii) consummate an initial public offering of NSP’s and NAP’s securities. The purchase price will be the fair market value of Rainbow’s interest in NSP and NAP and the consideration will be, at Fox Sports Net’s option, in the form of marketable securities of certain affiliated entities of Fox Sports Net or a three-year note with an interest rate of prime plus ½%.

AWAS

During 2000, the Group sold all of its interest in AWAS. Following the sale, the Group received an indemnity from the acquirer of its interest in AWAS against the contingent liability under the guarantees of certain leveraged lease transactions. These guarantees total A$nil at June 30, (2001—A$322 million) 2002 as the liabilities were fully satisfied during the year at no cost to the Group.

Other

Various claims arise in the ordinary course of business against controlled entities. The amount of the liability (if any) at June 30, 2002 cannot be ascertained, but the Group believes that any resulting liability would not materially affect the financial position of the Group.

Subsequent Events

Telepiu

In October 2002, News Corporation and Telecom Italia agreed to acquire Telepiu, S.p.A. (“Telepiu”), Vivendi Universal’s satellite pay-television platform in Italy, for approximately €920 million, consisting of the assumption of up to €450 million in outstanding indebtedness and a cash payment of €470 million. As part of the acquisition, Telepiu will be combined with Stream, and News Corporation will own 80.1% and Telecom Italia will own 19.9% of the combined entity. The acquisition, which is subject to regulatory approval, is expected to close prior to the end of fiscal 2003.

NDS

In March 2002, Groupe Canal+ Technologies S.A. and Canal+ Technologies Inc., subsidiaries of Vivendi (collectively “Canal+”), filed a lawsuit against NDS Group plc and NDS Americas Inc. (together, “NDS”) in the United States District Court, Northern District of California, alleging acts of improper conduct, including unfair competition and copyright infringement, in connection with the conditional access systems operated by Canal+. In October 2002, Canal+ and NDS agreed to a stay of all proceeding pending regulation approval of News Corporation’s acquisition of Telepiu. The action will be dismissed with prejudice upon the consummation of the acquisition. In October and November 2002, each of EchoStar Communications Corporation (“EchoStar”) and several affiliates and MEASAT Broadcast Network Systems Sendirian Berhad asked the court’s permission to intervene in the action, asserting that they have claims similar to those asserted by Canal+. The motions to intervene are currently scheduled to be heard in January 2003.

In September 2002, NDS Group plc and two of its subsidiaries were named as defendants in a lawsuit filed by DIRECTV, Inc. (“DIRECTV”) and certain of its affiliates in the United States District Court for the Central District of California. The suit purports to allege misappropriation of trade secrets, breach of contract, fraud and statutory violations relating to NDS’ provision of conditional access services to DIRECTV. The suit seeks unspecified damages and injunctive relief. The allegations are substantially similar and related to a complaint in a prior action commenced by DIRECTV that was dismissed with prejudice in February 2002. NDS believes that these allegations as well as the additional ones in the complaint are without merit and a pretext designed to enable DIRECTV to circumvent restrictions on DIRECTV’s future use of NDS’ technology. NDS intends vigorously to defend the action and has filed a motion to dismiss many of DIRECTV’s claims. Additionally, in October 2002, NDS filed counterclaims against DIRECTV and a chip manufacturer, alleging that DIRECTV and the chip manufacturer misappropriated NDS’ trade secrets and proprietary information, conspired to infringe NDS’ patents, colluded to unfairly compete and breached agreements and licenses restricting the use of NDS’ intellectual property.

In October 2002, NDS Americas, Inc. was served with subpoenas by the U.S. Attorney’s office in San Diego, California, seeking documents apparently in connection with an investigation related to Canal+ and EchoStar’s claims. NDS is co-operating with the investigation.

WPWR-TV

In June 2002, the Group entered into an agreement to acquire WPWR-TV in Chicago from Newsweb Corporation for US$425 million in cash. The acquisition closed in August 2002.

Senior Discount Notes

In June 2002, the Group called for redemption of all of the outstanding 9 3/4% Senior Discount Notes due 2007 and all of the outstanding 8 7/8% Senior Notes due 2007. The redemption was completed in August 2002.

FEG

In November 2002, FEG sold 50 million shares of its Class A Common Stock pursuant to an underwritten public offering. The net proceeds received by FEG were approximately US$1.2 billion and were used to repay intercompany indebtedness. This offering reduced the Group’s equity ownership and voting percentage in FEG to 80.58% and 97%, respectively, and increased the outside equity interests in controlled entities.

Revolving Credit Agreement

In December 2002, News Corporation reduced the commitments available under the Revolving Credit Agreement from US$2.0 billion to US$1.7 billion.

US-GAAP Reconciliation

A-GAAP differs from US-GAAP with respect to News Corporation’s results of operations in a number of significant respects. A comparison of the results for fiscal 2000, 2001 and 2002 under both A-GAAP and US-GAAP is as follows (in millions):

	Fiscal Year Ended June 30,
	2000		2001		2002
Revenue
A-GAAP	A$	22,443	A$	25,578	A$	29,014
US-GAAP (a)	A$	22,337	A$	25,387	A$	28,776
Operating income
A-GAAP	A$	2,742	A$	3,093	A$	3,542
US-GAAP	A$	1,509	A$	1,823	A$	256
Net income (loss)
A-GAAP	A$	1,921	A$	(746)	A$	(11,962)
US-GAAP	A$	(329)	A$	(218)	A$	(14,670)

(a)
Under US-GAAP, in November 2001, the Financial Accounting Standards Board (“FASB”) issued Emerging Issues Task Force (“EITF”) No. 01-09, “Accounting for the Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products.” This EITF states that the financial statement classification of customer incentives, including the amortization of cable distribution investments over the original term of the cable distribution agreement, should be presented as a reduction in revenue. Under A-GAAP, costs associated with cable distribution investments are reflected as intangible assets. As required, under US-GAAP, effective January 1, 2002, the Group reclassified the amortization of cable distribution investments against revenues. The amortization of cable distribution investments had previously been included in Depreciation and amortization. US-GAAP Operating income, Net income (loss) and Earnings (loss) per share are not affected by this reclassification. The effect of the reclassification on the Group is as follows:

	Years Ended June 30,
	(in millions)
	2000		2001		2002
Gross Revenues	A$	22,451	A$	25,554	A$	28,997
Amortization of cable distribution investments		(114)		(167)		(221)

Revenues		22,337		25,387		28,776

As more completely described and quantified in Note 20 to the Consolidated Financial Statements of The News Corporation Limited and Subsidiaries included elsewhere herein, the major differences in each of the periods are: (a) the amortization of intangible assets, (b) the accounting for deferred taxes under the SFAS No. 109, (c) the charge for the market value of the warrants issued in connection with the Exchangeable Preferred Securities, (d) the differences in the recorded net investment of sold properties (basis difference principally arising from the amortization of the associate intangible assets for US-GAAP), (e) costs incurred in the development of major new businesses and (f) the differences in the date of measurement of the fair value of purchase business combinations and investments in associates.

News Corporation’s gains or losses on the sale of business entities included in other items under A-GAAP are included in other income (expense) under US-GAAP.

US-GAAP New Accounting Pronouncements

In June 2001, the FASB issued Statement of Financial Accountability Standards (“SFAS”) No. 141, “Business Combinations” (“SFAS No. 141”) and SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). SFAS No. 141 requires all business combinations to be accounted for by the purchase method and that acquired intangible assets be recognized apart from goodwill if they meet specific criteria. SFAS No. 141 supersedes Accounting Principles Board (“APB”) Opinion No. 16 and is effective for all business combinations initiated after June 30, 2001. SFAS No. 142 eliminates the requirement to amortize goodwill, identifiable intangible assets that have indefinite useful lives and the excess cost of equity investments attributable to such intangibles. However, it requires that goodwill and identifiable intangibles with indefinite lives be tested for impairment at least annually using the guidance specifically provided in the statement. SFAS No. 142 supersedes APB Opinion No. 17 and adopted by the Group on July 1, 2002. While the Group is still in the process of evaluating the overall impact of adopting the provisions of SFAS No. 142, the Group expects that all of its goodwill, a substantial amount of its publishing rights, titles and television licenses and the excess cost of equity investments attributable to indefinite-lived intangibles will no longer be amortized beginning in fiscal 2003 under US-GAAP. In addition, the Group does not currently expect that adoption of SFAS No. 142 will result in a transitional impairment loss that will be material to its consolidated statement of operations under US-GAAP, however, this is subject to a final evaluation of the impact of the adoption.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which is effective for fiscal years beginning after December 15, 2001. SFAS No. 144 establishes an accounting model for impairment or disposal of long-lived assets to be (i) held and used and (ii) disposed of by sale. The Group plans to adopt SFAS No. 144 on July 1, 2002 and does not expect it to have a material impact on its consolidated statements of operations.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” required that gains and losses from extinguishment of debt be classified as an extraordinary item, net of the related income tax effect. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB Opinion No. 30 for classification as an extraordinary item shall be reclassified. SFAS No. 13, “Accounting for Leases,” has been amended to require sale-leaseback accounting for certain lease modifications that are similar to sale-leaseback transactions. The rescission of SFAS No. 4 and the amendment to SFAS No. 13 shall be effective for fiscal years and transactions, respectively, occurring after May 15, 2002. The Group has adopted the provisions of SFAS No. 145. In accordance with SFAS No. 145, all losses relating to the extinguishment of debt are included in Other expense.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses the accounting and reporting for costs associated with exit or disposal activities and nullifies EITFNo. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at fair market value when the liability is incurred, rather than upon an entity’s commitment to an exit plan, as prescribed by EITF No. 94-3. SFAS No. 146 is effective for exit and disposal activities initiated after December 31, 2002. The Group will adopt SFAS No. 146 on January 1, 2003.

Trend Information

News Corporation experienced lower growth in advertising revenues for fiscal 2002 as a result of a decline in the general newspaper and television advertising markets which began at the end of fiscal 2001.

Inflation has not had a material impact on the Group.

The Results of Operations as discussed in this Item 5, reflect any other significant trends which have had a material effect on the financial condition of the Group. Any additional information of note has been included in the Notes to the Consolidated Financial Statements of The News Corporation Limited and Subsidiaries and elsewhere in this report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The directors and senior management of News Corporation are as follows:

Name	Age	Position with the Company	Date Last Elected as a Director
K. Rupert Murdoch AC	71	Chairman and Chief Executive	1990
Geoffrey C. Bible	65	Director*	2001
Chase Carey	49	Director*	2002
Peter Chernin	51	Director, President and Chief Operating Officer	2002
Kenneth E. Cowley AO	68	Director*	2001
David F. DeVoe	55	Director, Senior Executive Vice President and Chief Financial Officer	2001
Roderick I. Eddington	52	Director*	2002
Aatos Erkko KBE	70	Director*	2002
Andrew S.B. Knight	63	Director*	2002
Graham J. Kraehe	60	Director*	2001
James R. Murdoch	30	Director and Executive Vice President	2001
Lachlan K. Murdoch	31	Director and Deputy Chief Operating Officer	2000
Thomas J. Perkins	70	Director*	2000
Stanley S. Shuman	67	Director*	2000
Arthur M. Siskind	64	Director, Senior Executive Vice President and Group General Counsel	2000

*	Non-Executive

There is no arrangement or understanding between any of the above listed persons and any other person pursuant to which he or she was elected as a director or executive officer. There is no family relationship between any director or executive officer of News Corporation and any other director of News Corporation, except that James R. Murdoch and Lachlan K. Murdoch are sons of K. Rupert Murdoch.

Further information with respect to the directors and senior management is set forth below.

K. Rupert Murdoch AC, has been Chairman of the Board of Directors of News Corporation since 1991 and Executive Director and Chief Executive since 1979. He has been a Director of News Limited, News Corporation’s principal subsidiary in Australia, since 1953, a Director of News International, News Corporation’s principal subsidiary in the United Kingdom, since 1969 and a Director of News America, News Corporation’s principal subsidiary in the United States, since 1973. Mr. Murdoch has been a Director of STAR Group since 1993 and served as Chairman of STAR Group from 1993 to 1998. Mr. Murdoch has been a Director of FEG since 1985, Chairman since 1992 and Chief Executive Officer since 1995. Mr. Murdoch has served as a Director of BSkyB since 1990 and Chairman since 1999. Mr. Murdoch has served as a Director of Gemstar-TV Guide since 2001. Mr. Murdoch has served as a Director of China Netcom (Hong Kong) Limited since 2001.

Geoffrey C. Bible has been a Non-Executive Director of News Corporation since 1998. Mr. Bible served as Chairman of the Board until August 2002 and Chief Executive Officer from 1995 until April 2002 of Philip Morris Companies Inc. and was employed by Philip Morris Companies Inc. and its various subsidiaries and divisions in an executive capacity continuously from 1976 until August 2002. Mr. Bible is Chairman of the Nominating and Corporate Governance Committee of News Corporation.

Chase Carey has been a Non-Executive Director of News Corporation since January 2002 and was an Executive Director from 1996 until January 2002. Mr. Carey served as Co-Chief Operating Officer of News Corporation from 2001 until January 2002. Mr. Carey served as a Director, President and Chief Executive Officer of Sky Global Networks, Inc. from June 2001 until January 2002. Mr. Carey served as a Director of FEG from 1992 and served as Co-Chief Operating Officer from 1998 until January 2002. Mr. Carey was Chairman and Chief Executive Officer of Fox Television from 1994 until 2000. Mr. Carey was a Director of News America until January 2002, President and Chief Operating Officer from 1998 until January 2002 and Executive Vice President from 1996 to 1998. Mr. Carey served as a Director of STAR from 1993 until

January 2002, a Director of NDS from 1996 and a Director of Gemstar-TV Guide from 2000 until January 2002. Mr. Carey has served on the Boards of Gateway, Inc. and Colgate University since 1996.

Peter Chernin has been an Executive Director, President and Chief Operating Officer of News Corporation since 1996. Mr. Chernin has been a Director, President and Chief Operating Officer of FEG since 1998. Mr. Chernin has been a Director, Chairman and Chief Executive Officer of News America since 1996. Mr. Chernin served as Chairman and Chief Executive Officer of FFE from 1994 to 1996 and in various executive capacities at Fox subsidiaries since 1989. Mr. Chernin has served as a Director of Gemstar TV-Guide since April 2002 and was a Director of TV Guide, Inc. from 1999 to 2000. Mr. Chernin has been a Member of the Advisory Board of PUMA AG since 1999 and has been a Director of E*TRADE Group, Inc. since 1999.

Kenneth E. Cowley AO, has been a Non-Executive Director of News Corporation since 1997. Mr. Cowley has been a Director of Independent Newspapers Limited since 1990 and its Chairman since 2001. Mr. Cowley served as an Executive Director of News Corporation from 1979 to 1997, as a Director of News Limited from 1978 to 1997 and as Chairman of News Limited from 1992 to 1997. Mr. Cowley was the Managing Director of News Corporation’s Australian operations from 1980 to 1996. Mr. Cowley was a Director and Executive Vice President of News America from 1992 until 1997. Mr. Cowley served as an Executive Director of Ansett Holdings Limited (“AHL”) from 1988 to 2000 and Chairman from 1992 to 1996. Mr. Cowley served as a Director of Commonwealth Bank of Australia from 1997 until 2001 and as Chairman of PMP Communications Limited from 1991 until 2001. Mr. Cowley has been the Chairman of RM Williams Holdings Limited since 1994. Mr. Cowley is a member of the Nominating and Corporate Governance Committee of News Corporation.

David F. DeVoe has been an Executive Director of News Corporation since 1990, Senior Executive Vice President since 1996 and Chief Financial Officer and Finance Director since 1990. Mr. DeVoe served as an Executive Vice President of News Corporation from 1990 until 1996. Mr. DeVoe has been a Director of News America since 1991, Senior Executive Vice President since 1998 and Executive Vice President from 1991 to 1998. Mr. DeVoe has been a Director of FEG since 1991 and Senior Executive Vice President and Chief Financial Officer since 1998. Mr. DeVoe has been a Director of STAR since 1993 and a Director of NDS since 1996. Mr. DeVoe has been a Director of BSkyB since 1994 and a Director of Gemstar-TV Guide since 2001.

Roderick I. Eddington has been a Non-Executive Director of News Corporation since 2000. Mr. Eddington served as an Executive Director of News Corporation from 1999 until 2000. Mr. Eddington has been Chief Executive of British Airways since 2000. Mr. Eddington served as a Director of News Limited from 1998 until 2000 and as a Director from 1997 until 2000. Mr. Eddington served as Executive Chairman of AHL and as a Director of each of Ansett Australia Limited and Ansett Australia Holdings Limited from 1997 until 2000. Mr. Eddington served as Managing Director of Cathay Pacific Airways from 1992 to 1996. Mr. Eddington has been a Director of John Swire & Sons Pty Ltd since 1997. Mr. Eddington is a member of the Nominating and Corporate Governance Committee of News Corporation.

Aatos Erkko KBE, has been a Non-Executive Director of News Corporation since 1992. Mr. Erkko has served as Chairman of Asipex AG since 1999. Mr. Erkko has been a Director of SanomaWSOY Corporation since 1999 and Chairman from 1999 until 2001. Mr. Erkko served as Chairman and Chief Executive Officer of Sanoma Corporation, a privately owned media company in Finland, from 1972 until 1999. Mr. Erkko served as Chairman of Eurocable Oy from 1987 until 1995 and Vice Chairman of Kymmene Group from 1991 until 1995. Mr. Erkko is a member of the Audit and Compensation Committees of News Corporation.

Andrew S. B. Knight has been a Non-Executive Director of News Corporation since 1994. Mr. Knight served as an Executive Director of News Corporation from 1991 to 1994 and served as Executive Chairman of News International and as a Director of BSkyB from 1990 to 1994. Mr. Knight was Editor of The Economist from 1974 to 1986, and Chief Executive and Editor in Chief of the Daily Telegraph plc from 1986 to 1989. Mr. Knight has been a Non-Executive Director of Rothschild Investment Trust Capital Partners plc since 1997. Mr. Knight is chairman of the Compensation Committee and a member of the Audit Committee of News Corporation.

Graham J. Kraehe has been a Non-Executive Director of News Corporation since 2001. Mr. Kraehe has served as Chairman of BHP Steel since July 2002. Mr. Kraehe was the Managing Director and Chief Executive Officer of Southcorp Limited from 1994 until April 2001. Mr. Kraehe has been a Non-Executive Director of National Australia Bank Limited since 1997 and a Non-Executive Director of Brambles Industries Ltd since 2000. Mr. Kraehe is Interim Chairman of the Audit Committee of News Corporation.

James R. Murdoch has been an Executive Director of News Corporation since 2000 and an Executive Vice President since 1999. Mr. Murdoch has been a Director, Chairman and Chief Executive of STAR Group since 2000. Mr. Murdoch was President of News Digital Media, Inc. from 1997 to 1999 and Vice President, Music and New Media of News Corporation from 1996 to 1997. Mr. Murdoch has been a Director of NDS since 1999, a Director of YankeeNets L.L.C. since 1999 and a Director of Phoenix Satellite Television Holdings, Ltd. since 2000.

Lachlan K. Murdoch has been an Executive Director of News Corporation since 1996 and Deputy Chief Operating Officer since 2000. Mr. Murdoch served as a Senior Executive Vice President of News Corporation from 1999 until 2000. Mr. Murdoch has been a Director of News Limited since 1995, Chairman since 1997 and served as Chief Executive from 1997 to 2000, Managing Director from 1996 to 1997 and Deputy Chief Executive from 1995 to 1996. Mr. Murdoch has been the Chairman of Queensland Press Limited since 1996 and a Director since 1994. Mr. Murdoch has been Deputy Chairman of STAR since 1995. Mr. Murdoch has been a Director of FOXTEL Management since 1998, a Director of Gemstar-TV Guide since 2001 and a Director of NDS since February 2002.

Thomas J. Perkins has been a Non-Executive Director of News Corporation since 1996. Mr. Perkins has been Partner of Kleiner Perkins Caufield & Byers since 1972. Mr. Perkins has been a Director of Hewlett-Packard Company since March 2002 and was a Director of Compaq Computer Corporation from 1997 until May 2002. Mr. Perkins is a member of the Audit and Compensation Committees of News Corporation.

Stanley S. Shuman has been a Non-Executive Director of News Corporation since 1982. Mr. Shuman has been Executive Vice President and a Managing Director of Allen & Company Incorporated since 1964. Mr. Shuman has been a Director of News America since 1985. Mr. Shuman has been a Director of Western Multiplex Corporation since May 2000 and a Director of Six Flags, Inc. since 2000.

Arthur M. Siskind has been an Executive Director of News Corporation since 1991. Mr. Siskind has been a Senior Executive Vice President of News Corporation since 1996 and Group General Counsel since 1991. Mr. Siskind served as Executive Vice President of News Corporation from 1991 until 1996. Mr. Siskind has been a Director of News America since 1991, a Senior Executive Vice President since 1998 and served as Executive Vice President from 1991 to 1998. Mr. Siskind has been a Director, Senior Executive Vice President and General Counsel of FEG since 1998. Mr. Siskind has been a Director of STAR since 1993 and a Director of NDS since 1996. Mr. Siskind has been a Director of BSkyB since 1992. Mr. Siskind has been a Member of the Bar of the State of New York since 1962.

The company secretaries are as follows:

Keith D. Brodie has been a Company Secretary of News Corporation since 1990.

Robert K. Moon has been a Company Secretary of News Corporation since 1981.

Laura A. O’Leary has been a Company Secretary of News Corporation since 2000.

Board Practices

The business of News Corporation and its controlled entities is managed by the Board of Directors. News Corporation’s Constitution provides that at every annual general meeting, one-third (or the nearest number to but not exceeding one-third) of the directors (exclusive of any managing director, directors of an age greater than 72 years and directors appointed since the most recent annual general meeting) shall retire from office and all vacant directorships may be filled at that meeting. The directors to retire in each year are the directors who have been in office longest since their last election or appointment. Retiring directors are eligible for re-election. No director (other than any managing director) can serve for a term longer than three years without re-election. Further, directors appointed since the last annual general meeting must retire, but are eligible to be re-elected for a three-year term. Directors who are older than 72 must retire each year and are eligible to be re-elected for a one-year term.

Directors of News Corporation are further classified as either executive or non-executive directors, with the former being those directors engaged in full time employment by News Corporation. News Corporation’s Constitution authorizes the Board of Directors to appoint managing directors with specific authorized duties and to elect a Chairman to preside at meetings. In the event a vote upon an issue that must be decided by a majority vote results in a tie, the Chairman is granted a second and deciding vote. Subject to law and any existing contractual arrangements, the officers of News Corporation serve at the discretion of the Board of Directors; the Directors are subject to periodic re-election by the shareholders in accordance with the rules of the Australian Stock Exchange Limited and the Constitution of News Corporation.

Board Committees

Prior to December 2000, the Board Committees included a Nominating Committee, Compensation Committee, Share Option Committee and Audit Committee. In December 2002, the Board restructured its committees to include a Nominating and Corporate Governance Committee, a Compensation Committee and an Audit Committee. The Board has or will adopt a charter for each of these committees in light of current and proposed rules of governance to which News Corporation is subject.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee meets to consider and make recommendations regarding the composition of the Board. This Committee also will supervise and make recommendations to the Board regarding the corporate governance proceedings of News Corporation and to oversee compliance with the laws, rules and regulations of the governing authorities and securities exchanges with which News Corporation is required to comply. The composition of the Board must currently satisfy the following parameters:

•	There must be a minimum of five Directors;
•	At least two Directors must be residents of Australia; and
•	The Board members should represent a broad range of expertise and experience.

If at any time the Nominating and Corporate Governance Committee is of the view that any of the above criteria is not satisfied, the Nominating and Corporate Governance Committee will nominate candidates for Board positions to the Board which then needs to vote on those candidates. Persons voted into Board positions in this way then need to be re-elected by the shareholders at the next annual general meeting if they are to continue to hold office. The Nominating and Corporate Governance Committee will ask any Directors who are not properly performing their duties to retire.

The Nominating and Corporate Governance Committee comprises Messrs. Bible, as Chairman, Cowley and Eddington.

Compensation Committee

The Compensation Committee is established to review and make recommendations to the Board on the remuneration of the Chief Executive and to review and make recommendations to the Chief Executive on the remuneration of the other senior executives. The Compensation Committee will approve the grant of options under News Corporation’s share options plans. The Compensation Committee comprises Messrs. Knight, as Chairman, Erkko and Perkins.

Audit Committee

The Audit Committee, which operates under a Charter approved by the Board, meets at least twice each year with the News Corporation’s internal and external auditors. The purpose of these meetings is:

1.	To review the yearly and half-yearly financial results and statements, the findings of the audit, and any adjustments required as a result of the audit;
2.	To discuss any problems foreseen in the audit process;
3.	To discuss with the external auditors their judgments about the quality and acceptability of the accounting policies applied in the financial statements;
4.	To review the external auditors’ fees and performance and discuss with them their independence;
5.	To recommend to the Board that the financial statements be approved;
6.	To recommend to the Board the selection of independent accountants;
7.	To review the annual internal audit plan and the results of internal audit’s activities;
8.	To review the adequacy of internal controls; and
9.	To advise the Board on any other requested issues.

The Audit Committee invites senior executives of News Corporation, including the Chief Financial Officer and Group General Counsel, to participate in its meetings. The Audit Committee comprises Messrs. Kraehe, as Interim Chairman, Erkko, Knight and Perkins.

Executive Committee

The Board has established an Executive Committee comprised of Executive Directors and senior executives of News Corporation who are not members of the Board of Directors.

The primary objectives of the Executive Committee are to strengthen the co-ordination and profitability of News Corporation’s activities. For purposes of advising the Board, the Executive Committee also considers strategic direction, brand management, corporate communications, human resources and risk management.

In the implementation of its Charter the Executive Committee:

•	Discusses major operating issues;
•	Evaluates opportunities and business risks;
•	Refines and redefines News Corporation’s priorities worldwide and by market; and
•	Reviews and sets the strategic focus and direction of all major businesses of News Corporation.

Compensation of Executive Directors

Remuneration for the Executive Directors consists of basic salary, performance related bonuses, share options plans and benefits including pension, life insurance, medical insurance and, where appropriate, company cars. Each of the Executive Directors, other than K. Rupert Murdoch, is party to an employment agreement which provides that if his employment is terminated without cause or for good reason prior to the end of the employment term, such person will be entitled to receive his annual compensation (which may be payable in a lump sum) until the end of the employment term. Each Executive Director is entitled to receive pension and other retirement benefits upon such person’s retirement. Except as described above, none of the Directors is party to a service contract with News Corporation pursuant to which he will receive material employment termination benefits.

The table below sets out the fees and other amounts paid by News Corporation to its Executive Directors for the year ended June 30, 2002:

Name	Salary	Bonuses	Other Amounts		Value of Options Granted	Total	Number of Options Granted
			(1)		(2)		(3)(4)
	US$000	US$000	US$000		US$000	US$000
K. R. Murdoch AC	4,357	3,000	1,849			9,206
C. Carey	1,622	3,000	5,486	(5)	674	10,782	260,000
P. Chernin	7,565	7,000	729		2,592	17,886	1,000,000
D. F. DeVoe	1,754	2,000	315		674	4,743	260,000
J. R. Murdoch	735	500	10		415	1,660	160,000
L. K. Murdoch	1,313	700	137		674	2,824	260,000
A. M. Siskind	1,725	1,000	510		674	3,909	260,000

(1)
Other amounts comprise contributions to News Corporation pension plans and the cost of limited non-cash benefits in addition to salary for executives in line with local country regulations and competitive market conditions.

(2)	These options are valued using the Black-Scholes Option Pricing Model. These options are granted under News Corporation’s various executive share options plans below.
(3)	All options are granted during the financial year.
(4)	The exercise price is A$14.03 and the options expire on August 30, 2011.
(5)	Mr. Carey became a Non-Executive director in January 2002. The amount includes US$5 million in compensation relating to the settlement of Mr. Carey’s employment agreement.

Compensation of Non-Executive Directors

The basic fees payable to the Non-Executive Directors are set by the Board of Directors. Prior to July 2002, the fees were set at US$30,000 per annum and an additional US$1,000 for each meeting attended. Commencing July 1, 2002, the fees will be US$45,000 per annum, US$2,500 for each Audit Committee meeting attended, and US$1,000 for each other committee meeting attended. In addition, at the discretion of the Board of Directors, Non-Executive Directors are granted options over Preferred Shares, subject to shareholder approval at each Annual General Meeting of News Corporation.

Fees paid to Non-Executive Directors on the Board take into consideration the level of fees paid to Board members of other multinational corporations, the size and complexity of News Corporation’s operations and the responsibilities and workload requirements of Board members.

Because the focus of the Board is on the long-term direction of News Corporation, there is no direct link between Non-Executive Director remuneration and the short-term results of News Corporation.

The table below sets out the fees and other amounts paid by News Corporation to its Non-Executive Directors for the year ended June 30, 2002:

Name	Fees	Other Amounts	Value of Options Granted	Total	Number of Options Granted
		(1)	(2)		(3)(4)
	US$000	US$000	US$000	US$000
G. C. Bible	33		30	63	12,000
K. E. Cowley AO		30	30	60	12,000
R. Eddington	35		30	65	12,000
J. A. M. Erkko KBE	25		30	55	12,000
A. S. B. Knight	54		30	84	12,000
G. J. Kraehe	31		30	61	12,000
T. J. Perkins	39		30	69	12,000
B.C. Roberts Jr.(5)	35		30	65	12,000
S. S. Shuman	120		30	150	12,000

(1)
Other amounts comprise contributions to News Corporation pension plans and the cost of limited non-cash benefits in addition to salary for executives in line with local country regulations and competitive market conditions.

(2)	These options are valued using the Black-Scholes Option Pricing Model. These options are granted under News Corporation’s various executive share options plans below.
(3)	All options are granted during the financial year.
(4)	The exercise price of the options is A$11.27 and the options expire on October 11, 2011 for each Non-executive Director.
(5)	Mr. Roberts resigned from the Board in August 2002.

Employees

At June 30, 2002, News Corporation had approximately 33,800 full-time employees worldwide, of whom approximately 17,100 were located in the U.S., approximately 7,600 in the U.K. and approximately 9,100 in Australasia. At June 30, 2001, News Corporation had approximately 32,900 full-time employees worldwide, of whom approximately 16,000 were located in the U.S., approximately 7,600 in the U.K. and approximately 9,300 in Australasia. At June 30, 2000, News Corporation had approximately 33,800 full-time employees worldwide, of whom approximately 17,700 were located in the U.S., approximately 6,800 in the U.K. and approximately 9,300 in Australasia. The foregoing employee data does not include employees of BSkyB, FOXTEL, QPL, INL, Gemstar-TV Guide, FFW, Fox Sports International, Sky Latin America and other entities described herein in which News Corporation held less than a majority ownership interest during each of the last three fiscal years. Certain industries in which News Corporation is engaged (such as filmed entertainment, television broadcasting and newspaper publication) have traditionally been heavily unionized. News Corporation has entered into numerous collective bargaining agreements with unions representing its employees. News Corporation believes that its relations with its employees are satisfactory.

Share Ownership

The following table sets forth as of June 30, 2002, the total share ownership of each of the Directors:

	Ordinary Shares	Preferred Shares	Ordinary Share Options	Preferred Share Options
K. R. Murdoch(1)	*	*		24,000,000
G. C. Bible				48,000
C. Carey				5,300,000
P. Chernin				17,275,000
K. E. Cowley AO		*		184,000
D. F. DeVoe				3,190,000
R. Eddington				885,000
J. A. M. Erkko KBE	*	*		66,000
A. S. B. Knight	*	*		60,000
G. J. Kraehe	*			12,000
J. R. Murdoch	*	*		842,352
L. K. Murdoch	*	*		3,300,000
T. J. Perkins	*			60,000
S. S. Shuman	*	*	24,000	96,000
A. M. Siskind	*	*		3,660,000

*	Less than 1%.
(1)
K. R. Murdoch directly owns 31,839 Ordinary Shares and 8,536 Preferred Shares. In addition, K. R. Murdoch is deemed to have a relevant interest in shares by reason of his beneficial and trustee interests in Cruden Investments Pty. Limited, a substantial shareholder, and may also be entitled to shares by reason of his connection with Kayarem Pty. Limited, which has a relevant interest in an additional 17,316,951 Ordinary Shares and 8,785,910 Preferred Shares. See Item 7: Major Shareholders and Related Party Transactions.

Executives’ Share Option Scheme, Share Option Plan and Australian Executive Share Option Plan (the “Plans”)

The terms of these three plans provide that the total number of shares, the transfer of which may be required to be procured by the Company, in respect of which options have been granted to employees of management or equivalent status, including Executive Directors, which have not been exercised or terminated or expired shall not exceed five percent of News Corporation’s issued share capital. The exercise price of the options issued under the arrangements is the weighted average market price of the shares sold on the Australian Stock Exchange during the five trading days immediately prior to the date the option is granted. Options granted under the Plans have a term of 10 years after the date of grant. The Plans allow News Corporation to procure the transfer of issued Ordinary Shares or Preferred Shares to option holders rather than issue new shares to them.

With the exception of special grants made to certain individuals on hiring, grants under the Plans have been made and continue to be made on an annual basis.

Other Plans

In connection with News Corporation’s acquisition of New World, Heritage and Chris-Craft, each outstanding option under such companies’ option plans were converted into the right to purchase ADRs of News Corporation, each of which represents four Preferred Shares. No additional options were granted under such plans following these acquisitions.

News International Sharesave Scheme

In October 1997, shareholders approved the establishment of a sub-plan to The News Corporation Share Option Plan. The U.K. Sub-Plan is a salary sacrifice savings scheme, which was established for the benefit of U.K. resident employees of News International plc to provide those employees with an opportunity to participate in the equity of News Corporation. The U.K. Sub-Plan involves the grant of options over Preferred Shares to participating employees. The option entitles holders to call for the delivery to them of these shares upon the maturity of 3, 5 or 7 year savings plans which were implemented in conjunction with the plan. The options have an exercise price which represents a discount of up to 20% of the market price of shares at the date of the grant of the option. The exercise price is paid by an automatic withdrawal from the participant’s savings plan in favor of the Trustee who, on exercise of the option, uses those proceeds to acquire the requisite number of shares and transfer them to the participant.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The sole outstanding class of voting securities of News Corporation is Ordinary Shares. In addition, in November 1994, News Corporation issued, by means of a bonus issue (i.e. stock dividend), one previously unissued Preferred Share, which have limited voting rights, for each two of its Ordinary Shares held of record on November 11, 1994.

The following table sets forth as of November 30, 2002, the percentage of Ordinary Shares owned by Cruden Investments Pty. Limited, a corporation organized under the laws of the State of Victoria, Australia and a subsidiary thereof (collectively, “Cruden Investments”), which is the sole person known to News Corporation to be the owner of more than 5% of its Ordinary Shares.

Identity of Person or Group	Amount of Ordinary Shares Owned(1)	Percentage of Class
Cruden Investments	624,317,817(2)	29.8%(3)

(1)	Based upon record ownership.

(2)
Includes Ordinary Shares owned by (1) Mr. K. Rupert Murdoch, (2) Cruden Investments Pty. Limited, a private Australian investment company owned by Mr. K. Rupert Murdoch, members of his family and various corporations and trusts, the beneficiaries of which include Mr. K. Rupert Murdoch, members of his family and certain charities and (3) corporations which are controlled by trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons. By virtue of shares of News Corporation owned by such persons and entities, and Mr. K. Rupert Murdoch’s positions as Chairman and Chief Executive of News Corporation, Mr. K. Rupert Murdoch may be deemed to control the operations of News Corporation. In addition, Mr. K. Rupert Murdoch, Cruden Investments Pty. Limited and such other entities beneficially own 220,085,372 Preferred Shares.

(3)
Approximate percentage is calculated based on 2,095,959,003 Ordinary Shares outstanding on November 30, 2002. Does not consider as outstanding (i) 142,000-Ordinary Shares issuable upon exercise of outstanding stock options and (ii) up to 72,889,020 Preferred Shares issuable upon exchange of Liquid Yield Option Notes.

As of November 30, 2002, 2,494,999 News Corporation Ordinary Shares were held of record in the U.S. These Ordinary Shares were held by 157 record holders and represented 0.12% of the total number of News Corporation Ordinary Shares then outstanding. As of November 30, 2002, 1,300,806 News Corporation Preferred Shares were held of record in the U.S. These Preferred Shares were held by 69 record holders and represented 0.04% of the total number of News Corporation Preferred Shares then outstanding. As of November 30, 2002, 89,603,617 News Corporation Ordinary ADRs (representing 358,414,468 News Corporation Ordinary Shares) and 463,018,115 News Corporation Preferred ADRs (representing 1,852,072,460 News Corporation Preferred Shares), were held of record in the U.S. Such Ordinary ADRs were held by 871 record holders and represented 99.99% of the News Corporation Ordinary ADRs then outstanding and approximately 17.22% of the total number of News Corporation Ordinary Shares then outstanding. Such Preferred ADRs were held by 5,953 record holders and represented 98.28% of the News Corporation Preferred ADRs then outstanding and approximately 57.62% of the total number of News Corporation Preferred Shares then outstanding. Since certain of these Ordinary Shares, Preferred Shares, Ordinary ADRs and Preferred ADRs, were held by brokers or other nominees, the number of record holders in the U.S. may not be representative of the number of beneficial holders or where the beneficial holders are resident.

As far as is known to News Corporation, there are no arrangements the operation of which may at a subsequent date result in a change of control of News Corporation.

RELATED PARTY TRANSACTIONS

Arrangements between News Corporation and Director-Related Entities

Directors of News Corporation and Directors of its related parties, or their director-related entities, conduct transactions with subsidiaries of News Corporation that occur within a normal employee, customer or supplier relationship on terms and conditions no more favorable than those with which it is reasonable to expect the entity would have adopted if dealing with the Director or director-related entity at arm’s length in similar circumstances.

In 1999, the Company advanced US$1 million to Chase Carey, a Director of News Corporation, in connection with his relocation. This loan is non-interest bearing and repayable on or before January 19, 2005. As of November 30, 2002, US$1 million remained outstanding.

During fiscal 2001 and 2002 there were a number of transactions between News Corporation and Queensland Press Limited. Queensland Press Limited is controlled by Cruden Pty. Limited in which K. Rupert Murdoch, by reason of his beneficial and trustee interest, may be deemed to have an interest. The net value of these transactions was A$62,408,000 and A$62,432,000 for the years ending June 30, 2002 and 2001, respectively. Details of these transactions are set forth in Note 22 to the Consolidated Financial Statements.

Arrangements between News Corporation and Controlled Entities

News Corporation guaranteed borrowings of controlled and associated entities of A$15,441 million and A$18,805 million at June 30, 2002 and 2001, respectively. News Corporation guaranteed film distribution agreements in respect of controlled and associated entities of A$1,507 million and A$1,663 million at June 30, 2002 and 2001, respectively. Under terms of deeds of indemnity, any deficiency of funds, if any Australian wholly-owned controlled entity is wound up, will be met by the parent entity.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The financial statements filed as part of this document are included on pages F-1 to F-90.

Legal Proceedings

News Corporation has extensive international operations and is a party to a number of pending legal proceedings. News Corporation does not expect that the outcome of such proceedings, either individually or in the aggregate, will have a material effect on News Corporation’s operations or financial results.

Dividends

News Corporation declares dividends on its Ordinary Shares and Preferred Shares from time to time at the discretion of its Board of Directors.

Significant Changes

Other than those events described in other items in this document, including Item 18: Financial Statements, and fluctuations in borrowings, there have not been any significant changes to our financial condition or results of operations since June 30, 2002.

ITEM 9. THE OFFER AND LISTING

News Corporation Ordinary Shares and News Corporation Preferred Shares are listed on the Australian Stock Exchange Limited (the “ASX”), which operates stock exchanges in the capital cities of each State in Australia, the London Stock Exchange and the New Zealand Stock Exchange. The ASX presently constitutes the principal non-U.S. trading market for News Corporation Ordinary Shares and Preferred Shares.

In the U.S., News Corporation Ordinary ADRs and News Corporation Preferred ADRs are listed on the New York Stock Exchange (the “NYSE”). In accordance with the rules of the NYSE, the News Corporation Ordinary Shares and Preferred Shares are also listed on the NYSE but only for technical reasons and without trading privileges.

The following table sets forth in Australian dollars the reported high and low closing sales prices on the ASX of Ordinary Shares and Preferred Shares for the periods listed.

	Ordinary Shares		Preferred Shares
	A$ High	A$ Low	A$ High	A$ Low
Fiscal Year Ended June 30,
1998	13.18	5.81	11.44	4.76
1999	14.24	8.64	13.46	7.65
2000	27.50	10.11	23.75	9.31
2001	26.05	13.85	22.35	12.40
2002	18.87	9.68	16.29	8.18

Fiscal Year Ended June 30,
2001
First Quarter	26.05	20.77	22.35	18.00
Second Quarter	25.43	13.85	21.64	12.40
Third Quarter	19.72	14.43	17.57	13.04
Fourth Quarter	19.16	15.01	16.40	12.79
2002
First Quarter	18.87	12.06	16.29	10.60
Second Quarter	16.35	12.74	13.92	11.00
Third Quarter	15.66	11.86	13.16	10.08
Fourth Quarter	13.82	9.68	11.88	8.18

2003
First Quarter	10.81	8.46	9.28	7.20
Second Quarter (through November 30, 2002)	12.70	8.76	10.67	7.43
Month Ended
June 30, 2002	13.05	9.68	10.79	8.18
July 31, 2002	10.81	8.46	9.28	7.20
August 31, 2002	10.81	8.77	9.06	7.40
September 30, 2002	10.03	8.79	8.50	7.53
October 31, 2002	10.88	8.76	9.16	7.43
November 30, 2002	12.70	10.62	10.67	8.95

The following table sets forth in U.S. dollars the reported high and low closing sales prices on the NYSE by calendar quarter of News Corporation Ordinary ADRs and Preferred ADRs for the periods listed.

	Ordinary ADRs		Preferred ADRs
	US$ High	US$ Low	US$ High	US$ Low
Fiscal Year Ended June 30,
1998	33.06	17.44	28.88	14.06
1999	36.44	20.81	33.69	18.25
2000	65.81	26.56	56.44	24.56
2001	57.38	28.70	48.63	24.60
2002	39.06	21.99	33.33	18.62

Fiscal Year Ended June 30,
2001
First Quarter	57.38	48.81	48.63	42.06
Second Quarter	54.75	30.44	45.94	27.00
Third Quarter	41.50	30.77	36.58	26.35
Fourth Quarter	39.32	28.70	34.09	24.60
2002
First Quarter	39.06	23.55	33.33	20.51
Second Quarter	32.71	24.89	27.60	21.65
Third Quarter	32.41	24.97	27.15	20.99
Fourth Quarter	30.43	21.99	25.91	18.62
2003
First Quarter	23.72	18.03	20.26	15.32
Second Quarter (through November 30, 2002)	28.14	18.90	23.81	16.00

Month Ended
June 30, 2002	29.23	21.99	24.60	18.62
July 31, 2002	23.65	18.70	20.26	15.85
August 31, 2002	23.72	18.03	20.04	15.32
September 30, 2002	21.75	19.25	18.55	16.60
October 31, 2002	24.15	18.90	20.45	16.00
November 30, 2002	28.14	24.10	23.81	20.34

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

The Constitution of News Corporation, as amended on October 18, 1994, was filed as Exhibit 1.3 to the Annual Report of News Corporation on Form 20-F filed with the SEC for the fiscal year ended June 30, 1994. Amendments to the Constitution of News Corporation dated January 31, 1995 and October 10, 1995 were filed as Exhibit 1.1 to the Annual Report of News Corporation on Form 20-F filed with the SEC for the year ended June 30, 1995. An extract from the Notice of Annual General Meeting of News Corporation setting forth amendments to its Constitution adopted at its Annual General Meeting held on October 7, 1997, was filed as Exhibit 1.3 to the Annual Report of News Corporation on Form 20-F filed with the SEC for the fiscal year ended June 30, 1997. These exhibits are hereby incorporated by reference to this Annual Report.

Material Contracts

We have entered into the following contracts outside of the ordinary course of business during the two year period immediately preceding the date of this Annual Report.

Acquisition of Liberty’s 21% interest in Gemstar-TV Guide

In September 2000, News Corporation announced that it agreed to acquire Liberty’s 21% interest in Gemstar-TV Guide. In May 2001, News Corporation acquired from Liberty an approximately 17% interest in Gemstar-TV Guide in exchange for approximately 121.5 million ADRs (representing approximately 486 million News Corporation Preferred Shares). In December 2001, News Corporation acquired Liberty’s remaining 4% interest in Gemstar-TV Guide in exchange for approximately 28.8 million ADRs (representing approximately 115.2 million News Corporation Preferred Shares).

Exchange Controls

Australian Exchange Controls and Other Limitations Affecting Holders

The Australian Banking (Foreign Exchange) Regulations and other Australian legislation and regulations control and regulate or permit the control and regulation of a broad range of payments and transactions involving non-residents of Australia. Pursuant to certain general and specific exemptions, authorities and approvals, however, News Corporation is not restricted from transferring funds from Australia or placing funds to the credit of non-residents of Australia subject to:

(i)	withholding for Australian tax due in respect of dividends (to the extent they are unfranked) and interest or royalties paid to non-residents of Australia;

(ii)
obtaining written approval of the Minister for Foreign Affairs for transactions involving the control or ownership of assets by persons or entities linked to terrorist activities and identified by the United Nations and the Commonwealth of Australia under the Charter of the United Nations (Anti-terrorism—Persons and Entities) List, as published from time to time in the Commonwealth Government Gazette. This list currently includes individuals or entities linked with the Taliban, Osama bin Laden and other listed terrorist organizations. Transactions involving persons published in the Gazette without the permission of the Minister are a criminal offense;

(iii)
obtaining prior Reserve Bank approval for transactions over A$100,000 involving the Embassy of the Federal Republic of Yugoslavia, the Consulate-General of the Federal Republic of Yugoslavia and Narodna Banka Jugoslavije (including Banque Nationale de Yugoslavie); and

(iv)
obtaining prior Reserve Bank approval for transactions involving the Government of Iraq or its agencies and UNITA (the United Union for the Total Independence of Angola), its senior officials and their immediate families, and individuals associated with the regime of former President of Yugoslavia, Slobodan Milosevic. The Reserve Bank publishes changes to prohibited parties and variations in the restrictions on those parties from time to time in the Commonwealth Government Gazette.

Limitations on Foreign Acquisitions and Investment in Australian Companies

The following Australian laws impose limitations on the right of non-residents or non-citizens of Australia to hold, own or vote shares in News Corporation.

Australian Foreign Acquisitions and Takeovers Act

As applied to News Corporation, the Australian Foreign Acquisitions and Takeovers Act 1975, as amended (the “Australian Foreign Takeovers Act”), prohibits any of the following (each a “foreign person”):

(i)	any natural person not ordinarily resident in Australia, or

(ii)
any corporation or trustee of a trust estate in which a natural person not ordinarily resident in Australia or a foreign corporation (being a body corporate organized outside Australia) holds a substantial interest (defined below), or in which two or more such persons or foreign corporations hold an aggregate substantial interest (defined below), from entering into an agreement by virtue of which the foreign person acquires any interests in any shares if the foreign person already holds a substantial interest in News Corporation, or on acquisition of those interests (together with any interests in other shares in News Corporation that the person has offered to acquire) the foreign person would hold a substantial interest, without first applying in the prescribed form for approval thereof by the Australian Treasurer and such approval being granted or (if no order is made) 40 days having elapsed after such application was made.

A person is taken to hold a “substantial interest”:

(a) in a corporation if the person, alone or together with any associates (as defined in the Australian Foreign Takeovers Act), is in a position to control not less than 15% of the voting power in the corporation or holds interests in not less than 15% of the issued shares in the corporation;

(b) in a trust estate, if the person alone or together with any associates (as so defined) holds a beneficial interest in not less than 15% of the corpus or income of the trust estate.

Two or more persons are taken to hold an “aggregate substantial interest”:

(c) in a corporation, if they together with any associates (as so defined) are in a position to control not less than 40% of the voting power in the corporation or hold not less than 40% of the issued shares in the corporation;

(d) in a trust estate, if they together with any associates hold in the aggregate beneficial interests in not less than 40% of the corpus or income of the trust estate.

Where a trustee has power or discretion under the terms of a trust as to the distribution of income or corpus of the trust estate to beneficiaries, each beneficiary is taken for the purposes of paragraphs (b) and (d) above to hold a beneficial interest in the maximum percentage of income or corpus of the trust estate that the trustee is empowered to distribute to that beneficiary.

The circumstances in which a person is to be taken to hold an interest in a share are widely described in the Australian Foreign Takeovers Act and, without limitation, include having a legal or equitable interest in the share, having entered into a contract to purchase the share or an option over the share or an interest in the share, or having the right to vote the share. The Australian Foreign Takeovers Act also provides that, for the purposes of such act, a holder of a substantial interest or holders of an aggregate substantial interest (including any such interest held by other applications of the relevant provision) in a corporation or a trust estate which is in a position to control any voting power in another corporation or holds interests in shares in another corporation or in another trust estate shall be taken to be in the position to control such voting power in the other corporation or to hold such interests in the other corporation or in the other trust estate (as the case may be).

The Australian Treasurer has the power to compel divestiture of shares where an Australian corporation becomes foreign controlled or undergoes a change in foreign control without consent (which is determined according to whether a substantial interest or an aggregate substantial interest is acquired by the foreign person or persons or, where foreign persons hold an aggregate substantial interest, there is any change in the foreign persons holding any interest) and the Treasurer is satisfied that such a result would be contrary to the national interest. Notwithstanding that the Australian Foreign Takeovers Act does not require compulsory notification of the acquisition of an aggregate substantial interest, the Australian Treasury Department which administers the Australian Foreign Takeovers Act has stated that any transaction which falls within the scope of the order-making powers of the Australian Foreign Takeovers Act should be the subject of a voluntary notification under that Act, unless the transaction is a portfolio investment of less than five percent. The Australian Treasury Department defines a portfolio shareholding as one that does not enable the owner of the shares to exercise control or potential control over the operations of the company.

News Corporation believes that Cruden Investments may technically be deemed to be a foreign person under the Australian Foreign Takeovers Act. As of November 30, 2002, based upon the latest information available to it, News Corporation has reason to believe that approximately an additional 44.1% of the Ordinary Shares is held by a foreign person or persons; thus foreign persons may hold an aggregate substantial interest in News Corporation.

Corporations Act of Australia

As applied to News Corporation, the Australian Corporations Act 2001 (the “Corporations Act”) prohibits any legal person (including a corporation) from acquiring a relevant interest in Ordinary Shares (or, if issued, Redeemable Ordinary Shares, as hereinafter defined) if after the acquisition that person’s or any other person’s voting power in News Corporation increases from 20% or below to more than 20%, or from a starting point that is above 20% and below 90%.

This prohibition is subject to a number of specific exceptions set out in section 611 of the Corporations Act which must be strictly complied with to be applicable.

In general terms, a person is considered to have a “relevant interest” in a share in News Corporation if that person is the holder of that share, has the power to exercise, or control the exercise of, a right to vote attached to that share, or has the power to dispose of, or control the exercise of a power to dispose of that share.

It does not matter how remote the relevant interest is or how it arises. The concepts of “power” and “control” are given wide and extended meanings in this context in order to deem certain persons to hold a relevant interest. For example, each person who has voting power above 20% in a company or a managed investment scheme which in turn holds shares in News Corporation is deemed to have a relevant interest in those News Corporation shares. Certain situations (set out in section 609 of the Corporations Act) which would otherwise constitute the holding of a relevant interest are excluded from the definition.

A person’s voting power in News Corporation is that percentage of the total votes attached to Ordinary Shares (or, if issued, Redeemable Ordinary Shares) in which that person and its associates (as defined in the Corporations Act) holds a relevant interest.

Taxation

The following is a summary of the taxes payable by holders of News Corporation shares or News Corporation ADRs who are resident in the U.S. under U.S. and Australian laws and regulations and the United States—Australia Income Tax Convention (the “Treaty”), both as in effect on the date hereof.

The discussion of tax consequences generally applies to U.S. Holders. For purposes hereof, a “U.S. Holder” is a holder of News Corporation shares or News Corporation ADRs who is (i) a citizen or resident of the U.S., (ii) a corporation or partnership organized under the laws of the U.S. or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust. However, in the case of a partnership, estate or trust, the term “U.S. Holder” shall only include the partnership, estate or trust to the extent its income is taxed to the entity or its partners or beneficiaries on a net income basis by the U.S.

The discussion set forth below is only a general summary and does not purport to be a technical analysis nor a description of all possible tax consequences. Tax consequences to each holder of News Corporation shares or News Corporation ADRs will depend upon the particular facts and circumstances of each holder. Accordingly, each person should consult with his own professional advisor with respect to the tax consequences of his ownership and disposition of News Corporation shares or News Corporation ADRs.

The summary of Australian tax consequences relates to the material aspects of the Australian taxation position of U.S. Holders and may not completely or accurately describe the Australian tax consequences to all U.S. Holders. For example, the summary does not address the tax consequences to U.S. Holders that are resident in Australia for Australian purposes, or U.S. Holders whose holding of News Corporation shares or ADRs is effectively connected with permanent establishments in Australia (or, in the case of U.S. Holders who perform independent personal services from fixed bases situated in Australia, whose holding of News Corporation shares or News Corporation ADRs is effectively connected with such fixed bases).

Similarly, the summary of U.S. tax consequences relates to the material aspects of the U.S. taxation position of U.S. Holders and may not completely or accurately describe the U.S. tax consequences to all U.S. Holders. For example, special rules may apply to U.S. Holders of stock representing 10 percent or more of the total combined voting power of News Corporation, U.S. expatriates, insurance companies, tax-exempt organizations, banks and other financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, traders in securities that elect to mark-to-market, and persons holding their News Corporation shares or News Corporation ADRs as parties to a conversion transaction, among others.

This summary does not discuss any tax rules other than Australian tax and U.S. federal income tax rules. The Australian and U.S. tax authorities and courts are not bound by this summary and may disagree with its conclusions.

Cash Dividends

Australian Tax Consequences. Under the Australian imputation system of taxation, dividends paid out of News Corporation’s profits which have been taxed at the maximum corporate tax rate then in effect are referred to as “fully franked dividends.”

In the case of fully franked dividends paid to shareholders who are not residents of Australia, no Australian dividend withholding tax is payable and such dividends are not subject to Australian income tax in the hands of such non-resident shareholders.

Dividends which are paid from profits on which no Australian income tax has been paid are referred to as “unfranked dividends.” Unfranked dividends are subject to withholding tax when paid to shareholders who are non-residents of Australia. Pursuant to the tax treaty which is currently in effect between Australia and the U.S., the withholding tax imposed on dividend payments to a qualifying U.S. resident by News Corporation is limited to 15% of the gross dividend. When a dividend is paid by News Corporation to a holder of News Corporation shares who is resident in the U.S., the 15% withholding tax is withheld by News Corporation at the time the dividend is paid and then remitted by News Corporation directly to the Australian Taxation Office. With respect to holders of News Corporation ADRs who are residents of the U.S., the 15% withholding tax is withheld by the Australian nominee record holder of the shares underlying the ADRs at the time when the dividend is remitted by the record holder to Citibank, N.A. (the Depositary for the News Corporation ADRs).

In the circumstances where the profits out of which News Corporation has paid a dividend have been taxed at a rate that is less than the maximum corporate tax rate then in effect, the dividends received by shareholders will be partially franked. In these circumstances, dividends paid to shareholders who are not residents of Australia will be subject to withholding tax on the unfranked portion of the dividend.

To the extent that otherwise unfranked dividends paid to non-residents of Australia by News Corporation are paid out of certain dividends received by News Corporation from its non-Australian subsidiaries, those dividends (“FDA dividends”) are exempt from Australian divided withholding tax. Non-residents of Australia will have no further Australian income tax liability in respect of FDA dividends or fully franked dividends nor in respect of dividends which are not fully franked once the withholding tax in respect thereof has been paid. Non-residents with no other source of Australian income are not required to file an Australian income tax return. Dividend statements will be sent to all shareholders which indicate the extent to which dividends are FDA dividends or are franked, the amount of any tax withheld and the amount of any imputation credits attaching to the dividends.

The dividends paid by News Corporation in fiscal 2002 on its Ordinary Shares and Preferred Shares were partly franked and the unfranked parts were not FDA dividends.

Subject to certain complex limitations, residents of the U.S. are permitted to elect to take a credit against income tax payable to the U.S. for the Australian tax withheld with respect to dividends paid to them by News Corporation. Alternatively, residents of the U.S. may deduct the Australian tax withheld.

U.S. Tax Consequences. For U.S. federal income tax purposes, the gross amount of a dividend (including any withholding tax) will be included in a U.S. Holder’s gross income as dividend income when payment is actually or constructively received by the U.S. Holder in the case of News Corporation shares or the Depositary in the case of ADRs, to the extent they are paid out of News Corporation’s current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. Any non-U.S. withholding tax with respect to a dividend may be used as a credit against a U.S. Holder’s U.S. federal income tax liability, subject to specific conditions and limitations. Dividends paid by News Corporation will not give rise to any U.S. dividends received deduction. Dividends will generally constitute foreign source “passive” income for foreign tax credit purposes.

The amount of any dividend paid in non-U.S. currency will be equal to the U.S. dollar value of such currency on the date the dividend is included in income, regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder will generally be required to recognize U.S. source ordinary income or loss when such U.S. Holder sells or disposes of non-U.S. currency. A U.S. Holder may also be required to recognize foreign currency gain or loss upon receipt of a refund under the Treaty of tax withheld in excess of the Treaty rate. This foreign currency gain or loss will generally be U.S. source ordinary income or loss.

To the extent that any distribution paid exceeds News Corporation’s current and accumulated earnings and profits as calculated for U.S. federal income tax purposes, the distribution will be treated as follows:

•
First, as a tax-free return of capital, which will cause a reduction in the adjusted tax basis of the U.S. Holder’s News Corporation shares or ADRs. This adjustment will increase the amount of gain, or decrease the amount of loss, that such U.S. Holder will recognize on a later disposition of those News Corporation shares or ADRs; and

•	Second, the balance of the dividend in excess of the adjusted tax basis in a U.S. Holder’s News Corporation shares or ADRs will be taxed as capital gain recognized on a sale or exchange.

Capital Gains

Australian Tax Consequences. Non-residents of Australia who do not hold and have not at any time in the five years preceding the disposal of News Corporation’s shares held (for their own account or together with associates) a beneficial interest of 10% or more of the issued share capital of News Corporation are not liable for Australian capital gains tax on the disposal of the shares provided that the shares have not been used in carrying on business (e.g. share trading) at or through a permanent establishment in Australia. This also applies to any disposal of News Corporation ADRs, provided the holder and his associates do not hold and have not at any time in the five years preceding the disposal held a beneficial interest of 10% or more of the issued share capital of News Corporation. This means that a holder of such securities who is not a resident of Australia (other than non-residents who carry on business in Australia through a permanent establishment) will not be subject to capital gains tax under Australian law upon the sale of such holder’s News Corporation ADRs or the exchange of such holder’s News Corporation ADRs for the relevant underlying shares of News Corporation, provided that the News Corporation ADRs have not been used in carrying on a business at or through a permanent establishment in Australia. Holders engaged in a business of trading or dealing in shares may be subject to tax on disposal profits which constitute ordinary income, as opposed to capital gain, if those disposal profits are from sources in Australia.

U.S. Tax Consequences. In general, for U.S. federal income tax purposes, a U.S. Holder will recognize capital gain or loss if such U.S. Holder sells or exchanges News Corporation shares or ADRs, provided that such News Corporation shares or ADRs are capital assets in the hands of such U.S. holder. Any gain or loss will generally be U.S. source gain or loss. For an individual, any capital gain will generally be subject to U.S. federal income tax at preferential rates if the individual has held the shares or ADRs for more than one year.

Dividend Reinvestment Plan (the “DRP”)

Dividends reinvested under the DRP are generally taxable (and subject to Australian withholding tax) in the same manner as cash dividends. The DRP, however, is not available to holders of News Corporation Ordinary ADRs or Preferred ADRs who hold their ADRs through nominees.

A person who is not a resident of Australia, and who does not hold and has not at any time in the five years preceding any disposal of shares issued under the DRP held (for his own account or together with associates) a beneficial interest of 10% or more of the issued share capital of News Corporation, will not be subject to Australian capital gains tax upon his sale of those shares, provided that the shares have not been used in carrying on business (e.g., share trading) at or through a permanent establishment in Australia.

Australian Stamp Duty

No stamp duty will be payable under the laws of the State of South Australia (the state of incorporation of News Corporation) or any other Australian jurisdiction upon the transfer of any News Corporation ADRs or the transfer of any News Corporation shares (assuming in the later case that at the time of transfer the shares are quoted on the Australian Stock Exchange Limited, the New York Stock Exchange or any other stock exchange that is a member of the Federation Internationale de Bourses de Valeurs).

Other dealings in relation to shares of News Corporation may have stamp duty consequences in one or more Australian jurisdictions.

U.S. Passive Foreign Investment Company Rules

News Corporation believes that it will not be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the current taxable year or for future taxable years. However, an actual determination of PFIC status is factual and cannot be made until the close of the applicable taxable year. News Corporation would be a PFIC for any taxable year in which either:

—	75% or more of its gross income is passive income; or

—	Its assets that produce passive income or that are held for the production of passive income amount to at least 50% of the value of its total assets on average.

For purposes of this test, News Corporation will be treated as directly owning its proportionate share of the assets, and directly receiving its proportionate share of the gross income, of each corporation in which News Corporation owns, directly or indirectly, at least 25% of the value of the shares of such corporation.

If News Corporation were to become a PFIC, the tax applicable to distributions on News Corporation shares or ADRs and any gains a U.S. Holder recognizes on disposition of such shares or ADRs may be less favorable to such U.S. Holder. Accordingly, each person should consult with his own professional advisor regarding the PFIC rules.

United States Information Reporting and Backup Withholding

Dividend payments on News Corporation shares or ADRs and proceeds from the sale, exchange or other disposition of such shares or ADRs may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding. The rate of backup withholding will be 30% in 2003, 29% in 2004 and 2005, and 28% in 2006 through 2010. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. Any U.S. persons required to establish their exempt status generally must file Internal Revenue Service Form W-9, Request for Taxpayer Identification Number and Certification. Recently finalized Treasury regulations have generally expanded the circumstances under which information reporting and backup withholding may apply.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

Documents on Display

News Corporation is subject to periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, News Corporation is required to file reports and other information with the U.S. Securities and Exchange Commission (SEC). Copies of reports and other information, when so filed, may be inspected free of charge and may be obtained at prescribed rates at the public reference facility maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

News Corporation has exposure to several types of market risk: changes in foreign currency exchange rates, interest rates and stock prices. The Group neither holds nor issues financial instruments for trading purposes.

Foreign Currency Exchange Rates

News Corporation conducts operations in three principal currencies: the U.S. dollar, the British pound sterling and the Australian dollar. These currencies operate as the functional currency for the Group’s U.S., U.K. and Australian operations, respectively. Cash is managed centrally within each of the three countries with net earnings reinvested locally and working capital requirements met from existing liquid funds. To the extent such funds are not sufficient to meet working capital requirements, drawdowns in the appropriate local currency are available under the Revolving Credit Agreement. Currently, the Group’s foreign (i.e., U.S. and U.K.) operations account for approximately 92% of consolidated revenues, 93% of consolidated operating income and 79% of consolidated assets. However, since earnings of the Group’s U.S. and U.K. operations are expected to be reinvested in those businesses indefinitely, the Group does not hedge its investment in the net assets of those foreign operations.

At June 30, 2002, the Group had foreign currency swaps and a foreign currency-denominated loan outstanding. The Group utilizes a “Value-at-Risk” (“VAR”) model to determine the maximum potential one-day loss in earnings resulting from a change in the fair value of these financial instruments as a result of changes in foreign currency spot rates and interest rates. The VAR model estimates were made assuming normal market conditions and a 95% confidence level. To quantify the potential loss, the Group uses a statistical approach that involves taking a series of historical price changes of a financial instrument and constructing a normal distribution from the data in order to measure the probability of future changes in value. As of and for the year ended June 30, 2002, the VAR, which is the potential one-day loss in earnings associated with the Group’s exposure to its foreign currency swaps, was US$2.82 million. The VAR model is a risk analysis tool and does not purport to represent actual losses in fair value that the Group may incur.

Interest Rates

The Group’s current financing arrangements and facilities include A$15.3 billion of outstanding debt with fixed interest and an unused Revolving Credit Agreement, which carries variable interest. Fixed and variable rate debts are impacted differently by changes in interest rates. A change in the interest rate or yield of fixed rate debt will only impact the fair value of such debt, while a change in the interest rate of variable debt will impact interest expense as well as the amount of cash required to service such debt. As of June 30, 2002, substantially all of the Group’s fixed rate debt was denominated in U.S. dollars.

Stock Prices

The Group has common stock investments in several publicly traded companies that are subject to market price volatility. These investments have an aggregate carrying value of approximately A$14,918 million as of June 30, 2002. A hypothetical decrease in the market price of these investments of 10% would result in a fair value of approximately A$13,426 million. Under US-GAAP, such a hypothetical decrease would result in a decrease in comprehensive income of approximately A$54.9 million.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15. CONTROLS AND PROCEDURES

Not applicable

ITEM 16. RESERVED

PART III

ITEM 17. FINANCIAL STATEMENTS

The registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

4.	Stream S.p.A.

	Report of Independent Auditors	S-1

	Balance Sheets as of December 31, 2000 and 2001	S-2

	Statements of Operations for the years ended December 31, 1999, 2000 and 2001	S-4

	Statements of Cash Flows for the years ended December 31, 1999, 2000 and 2001	S-5

	Statements of Shareholders’ Equity for the years ended December 31, 1999, 2000 and 2001	S-6

	Notes to Financial Statements	S-7

5.
Pursuant to the rules of the Securities and Exchange Commission (the “SEC”), the Group is required to include, as part of this Annual Report on Form 20-F, separate audited financial statements of Gemstar-TV Guide International, Inc. (“Gemstar-TV Guide”), an entity in which the Group has an equity interest, for the periods ended December 31, 2001 and 2000. Gemstar-TV Guide has recently retained new auditors, who are currently performing an audit of Gemstar-TV Guide’s previously issued financial statements. Gemstar-TV Guide has informed the Group that the audit has not been completed at the date hereof, and consequently, Gemstar-TV Guide cannot provide its audited financial statements to the Group. As a result of Gemstar-TV Guide’s inability to provide the audited financial statements, the Group has omitted such audited financial statements from this Annual Report on Form 20-F in reliance on Rule 12b-21 promulgated under the Securities Exchange Act of 1934.

In accordance with Rule 12b-21, the Group is providing the following information:

1. The Gemstar-TV Guide audited financial statements cannot be acquired without unreasonable effort or expense. Gemstar-TV Guide’s auditors were engaged by Gemstar-TV Guide’s audit committee, and not by the Group. Gemstar-TV Guide has stated that the procedures required to be performed by the new auditors, and the issuance of their audit report, will not be completed until early in calendar 2003. No effort or expense by the Group would have permitted the audit to be completed by Gemstar-TV Guide’s new auditors, with the resulting audit report issued, prior to the date that the Group’s Annual Report on Form 20-F for the fiscal year ended June 30, 2002 is required to be filed with the SEC.

2. Rule 12b-21 requires a registrant relying on the Rule to provide such information on the subject as it possesses or can acquire without unreasonable effort or expense, including the sources thereof. Due to Gemstar-TV Guide’s inability to provide audited financial statements, the Group is unable to provide the audited financial statements of Gemstar-TV Guide. Gemstar-TV Guide, which itself is a registrant with reporting obligations to the SEC, filed Amendment No. 2 to its Form 10-K for the period ended December 31, 2001 on November 14, 2002. Gemstar-TV Guide's Form 10-K/A included restated unaudited consolidated financial statements as of December 31, 2001 and 2000, and for the year ended December 31, 2001, the nine months ended December 31, 2000 and the year ended March 31, 2000. Gemstar-TV Guide states in its Form 10-K/A that “the restated Unaudited Consolidated Financial Statements included in this Amendment No. 2 have not been audited or reviewed by an independent accounting firm and should not be relied upon.” Accordingly, the Group does not believe that any reliance should be placed on the unaudited financial information of Gemstar-TV Guide. As a result, the Group has not included such financial information in this Form 20-F.

Schedules other than the one listed above are omitted for the reason that they are not required or are not applicable, or the required information is shown in the respective financial statements or notes thereto. Columns omitted from schedules filed have been omitted because the information is not applicable.

ITEM 19. EXHIBITS

Number	Description

1.1	Memorandum and Constitution of The News Corporation Limited, as amended on October 18, 1994.[1]

1.2	Amendments to the Constitution of The News Corporation Limited, dated January 31, 1995 and October 10, 1995.[2]

1.3	Extract from the Notice of Annual General Meeting of The News Corporation Limited setting forth amendments to its Constitution, adopted at its Annual General Meeting held on October 7, 1997.[3]

2.1
Amended and Restated Deposit Agreement, dated as of December 3, 1996, among The News Corporation Limited, Citibank, N.A. and the holders from time to time of American Depositary Receipts issued thereunder, representing American Depositary Shares of The News Corporation Limited each representing four Preferred Shares.[4]

2.2
Amended and Restated Deposit Agreement, dated as of October 29, 1996, among The News Corporation Limited, Citibank, N.A. and the holders from time to time of American Depositary Receipts issued thereunder, representing American Depositary Shares of The News Corporation Limited each representing four Ordinary Shares.[5]

2.3
Composite Revolving Credit Agreement, dated as of May 19, 1993 (including amendments dated August 9, 1993, September 14, 1993, May 12, 1994, March 30, 1995, February 29, 1996 and December 20, 1996) among News America Incorporated et al, several agents, managers and banks.[6]

2.4
Amendment No. 7, dated as of June 8, 1998, to the Revolving Credit Agreement dated as of May 19, 1993 (as amended on August 9, 1993, September 14, 1993, May 12, 1994, March 30, 1995, February 29, 1996 and December 20, 1996) among News America Incorporated et al, several agents, managers and banks.[7]

2.5
Amendment No. 8, dated as of November 22, 2000, to the Revolving Credit Agreement dated as of May 19, 1993 (as amended on August 9, 1993, September 14, 1993, May 12, 1994, March 30, 1995, February 29, 1996, December 20, 1996 and June 8, 1998) among News America Incorporated et al, several agents, managers and banks.[8]

2.6	Form of Preferred Ordinary Shares of The News Corporation Limited.[9]

2.7	Form of Preferred American Depositary Shares of The News Corporation Limited.[10]

2.8	Form of Ordinary Shares of The News Corporation Limited.[11]

2.9	Form of Ordinary American Depositary Shares of The News Corporation Limited.[12]

2.10
Indenture, dated as of February 28, 2001, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to the Liquid Yield Option™ Notes due February 28, 2021.[13]

2.11
Indenture, dated as of October 15, 1992, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company, as Trustee, with respect to the 10 1/8% Senior Debentures due October 15, 2012.[14]

2.12
First Supplemental Indenture, dated as of May 20, 1993, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the 10 1/8% Senior Debentures due October 15, 2012.[15]

2.13	Second Supplemental Indenture, dated as of July 21, 1993, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other

Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the 10 1/8% Senior Debentures due October 15, 2012.[16]

2.14
Third Supplemental Indenture, dated as of May 12, 1994, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the 10 1/8% Senior Debentures due October 15, 2012.[17]

2.15
Form of Fourth Supplemental Indenture, dated as of August 1, 1995, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the 10 1/8% Senior Debentures due October 15, 2012.[18]

2.16
Fifth Supplemental Indenture, dated March 2, 2000, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the 10 1/8% Senior Debentures due October 15, 2012.[19]

2.17
Sixth Supplemental Indenture, dated as of February 14, 2001, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the 10 1/8% Senior Debentures due October 15, 2012.[20]

2.18
Indenture, dated as of January 28, 1993, by and among News America Holdings Incorporated, The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the senior debt securities.[21]

2.19
First Supplemental Indenture, dated as of March 24, 1993, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the senior debt securities.[22]

2.20
Second Supplemental Indenture, dated as of April 8, 1993, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the senior debt securities.[23]

2.21
Third Supplemental Indenture, dated as of May 20, 1993, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the senior debt securities.[24]

2.22
Fourth Supplemental Indenture, dated as of May 28, 1993, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the senior debt securities.[25]

2.23
Fifth Supplemental Indenture, dated July 21, 1993, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the senior debt securities.[26]

2.24
Form of Sixth Supplemental Indenture, dated as of January 25, 1994, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the senior debt securities.[27]

2.25	Form of Seventh Supplemental Indenture, dated as of February 4, 1994, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation

Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the senior debt securities.[28]

2.26
Form of Eighth Supplemental Indenture, dated as of May 12, 1994, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the senior debt securities.[29]

2.27
Form of Ninth Supplemental Indenture, dated as of August 1, 1995, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the senior debt securities.[30]

2.28
Form of Tenth Supplemental Indenture, dated as of March 2, 2000, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the senior debt securities.[31]

2.29
Form of Eleventh Supplemental Indenture, dated as of February 14, 2001, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the senior debt securities.[32]

2.30
Amended and Restated Indenture, dated as of March 24, 1993, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities.[33]

2.31
First Supplemental Indenture, dated as of May 20, 1993, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities.[34]

2.32
Second Supplemental Indenture, dated as of May 28, 1993, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities.[35]

2.33
Third Supplemental Indenture, dated as of July 21, 1993, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities.[36]

2.34
Fourth Supplemental Indenture, dated as of October 20, 1995, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities.[37]

2.35
Fifth Supplemental Indenture, dated as of January 8, 1998, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities.[38]

2.36
Sixth Supplemental Indenture, dated as of March 1, 1999, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities.[39]

2.37
Seventh Supplemental Indenture, dated as of February 14, 2001, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities.[40]

2.38
Indenture, dated as of November 12, 1996, by and among News America Holdings Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to the 5% Subordinated Discount Debentures due 2016.[41]

2.39
First Supplemental Indenture, dated as of March 2, 2000, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to the 5% Subordinated Discount Debentures due 2016.[42]

2.40
Second Supplemental Indenture, dated as of February 14, 2001, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to the 5% Subordinated Discount Debentures due 2016.[43]

2.41
Other long-term borrowing instruments are omitted pursuant to Instruction 2(b) of the Instructions as to Exhibits to Form 20-F. The News Corporation Limited undertakes to furnish copies of such instruments to the Securities and Exchange Commission upon request.

4.1	Agreement and Plan of Merger, dated as of May 2, 2001, by and among Liberty Media Corporation, Liberty UVSG, Inc., The News Corporation Limited and News Publishing Australia Limited.[44]

4.2	Agreement and Plan of Merger, dated as of November 27, 2001, by and among Liberty Media Corporation, Liberty TVGIA, Inc., The News Corporation Limited and News Publishing Australia Limited.[45]

8	List of Subsidiaries.*

10.1	Consent of Ernst & Young regarding The News Corporation Limited.*

10.2	Consent of Ernst & Young LLP regarding Fox Entertainment Group, Inc.*

10.3	Consent of Deloitte & Touche regarding British Sky Broadcasting plc.*

10.4	Consent of Reconta Ernst & Young S.p.A. regarding Stream S.p.A.*

10.5	Notice regarding consent of Arthur Andersen LLP regarding The News Corporation Limited.*

10.6	Notice regarding consent of Arthur Andersen LLP regarding Fox Entertainment Group, Inc.*

10.7	Notice regarding consent of Arthur Andersen LLP regarding Stream S.p.A.*

10.8	Excerpt entitled Government Regulation of Item 4-Description of Business from the Annual Report on Form 20-F of British Sky Broadcasting Group plc for its fiscal year ended June 30, 2002.*

99.1	Statement with respect to Certifications pursuant to USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed herewith.

1
Incorporated by reference to Exhibit 1.3 to the Annual Report of The News Corporation Limited on Form 20-F (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 1994.

2
Incorporated by reference to Exhibit 1.1 to the Annual Report of The News Corporation Limited on Form 20-F (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 1995.

3
Incorporated by reference to Exhibit 1.3 to the Annual Report of The News Corporation Limited on Form 20-F (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 1997.

4
Incorporated by reference to Exhibit 4.2 to the Registration Statement of The News Corporation Limited on Form F-4 (Registration No. 333-6190) filed with the Securities and Exchange Commission on December 20, 1996.

5
Incorporated by reference to Exhibit 4.1 to the Registration Statement of The News Corporation Limited on Form S-8 (Registration No. 333-10338) filed with the Securities and Exchange Commission on May 10, 1999.

6
Incorporated by reference to Exhibit 10.21 to Amendment No. 4 to the Registration Statement of Fox Entertainment Group, Inc. on Form S-1 (Registration No. 333-61515) filed with the Securities and Exchange Commission on November 4, 1998.

7
Incorporated by reference to Exhibit 10.32 to Amendment No. 4 to the Registration Statement of Fox Entertainment Group, Inc. on Form S-1 (Registration No. 333-61515) filed with the Securities and Exchange Commission on November 4, 1998.

8
Incorporated by reference to Exhibit 1.1 to the Annual Report of The News Corporation Limited on Form 20-F (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2000.

9
Incorporated by reference to Exhibit (a) to the Registration Statement of The News Corporation Limited on Form 8-A (File No. 1-9141) filed with the Securities and Exchange Commission on November 2, 1994.

10
Incorporated by reference to Exhibit A of Exhibit 4.2 to Amendment No. 1 to the Registration Statement of The News Corporation Limited on Form F-3 (Registration No. 333-13556) filed with the Securities and Exchange Commission on June 29, 2001.

11
Incorporated by reference to Exhibit (a) to the Registration Statement of The News Corporation Limited on Form 8-A (File No. 1-9141) filed with the Securities and Exchange Commission on November 2, 1994.

12
Incorporated by reference to Exhibit A of Exhibit (c) to the Registration Statement of The News Corporation Limited on Form F-8-A (File No. 1-9141) filed with the Securities and Exchange Commission on November 2, 1994.

13
Incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Registration Statement of The News Corporation Limited on Form F-3 (Registration No. 333-13556) filed with the Securities and Exchange Commission on June 29, 2001.

14
Incorporated by reference to Exhibit 10.13 to Amendment No. 1 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-57286) filed with the Securities and Exchange Commission on January 27, 1993.

15
Incorporated by reference to Exhibit 10.16 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-63604) and Post-Effective Amendment No. 1 to the Registration Statement on Form F-3 of the News America Holdings Incorporated (Registration No. 33-59688) filed with the Securities and Exchange Commission on May 28, 1993.

16
Incorporated by reference to Exhibit 10.10 to Amendment No. 1 to the Registration Statement of The News Corporation Limited on Form F-3 (Registration No. 33-66930) filed with the Securities and Exchange Commission on August 11, 1993.

17
Incorporated by reference to Exhibit No. 2.3 to the Annual Report of The News Corporation Limited on Form 20-F (as amended) (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 1994.

18
Incorporated by reference to Exhibit No. 2.3 to the Annual Report of The News Corporation Limited on Form 20-F (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 1995.

19
Incorporated by reference to Exhibit 2.16 to the Annual Report of The News Corporation Limited on Form 20-F (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2000.

20
Incorporated by reference to Exhibit 2.17 to the Annual Report of The News Corporation Limited on Form 20-F (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2001.

21	Incorporated by reference to Exhibit 2 to the Report of The News Corporation Limited on Form 6-K filed with the Securities and Exchange Commission dated January 28, 1993.

22	Incorporated by reference to Exhibit 2 to the Report of The News Corporation Limited on Form 6-K filed with the Securities and Exchange Commission dated April 26, 1993.

23	Incorporated by reference to Exhibit 3 to the Report of The News Corporation Limited on Form 6-K filed with the Securities and Exchange Commission dated April 26, 1993.

24
Incorporated by reference to Exhibit 4.7 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-63604) and Post-Effective Amendment No. 1 to the Registration Statement on Form F-3 of News America Holdings Incorporated (Registration No. 33-59688) filed with the Securities and Exchange Commission on May 28, 1993.

25
Incorporated by reference to Exhibit 4.8 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-63604) and Post-Effective Amendment No. 1 to the Registration Statement on Form F-3 of News America Holdings Incorporated (Registration No. 33-59688) filed with the Securities and Exchange Commission on May 28, 1993.

26
Incorporated by reference to Exhibit 4.6 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-74574) filed with the Securities and Exchange Commission on January 28, 1994.

27
Incorporated by reference to Exhibit 4.7 to Amendment No. 1 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-74574) filed with the Securities and Exchange Commission on February 4, 1994.

28
Incorporated by reference to Exhibit 4.8 to Amendment No. 1 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-79334) filed with the Securities and Exchange Commission on June 14, 1994.

29
Incorporated by reference to Exhibit 4.9 to Amendment No. 1 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-79334) filed with the Securities and Exchange Commission on June 14, 1994.

30
Incorporated by reference to Exhibit 4.10 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-94868) filed with the Securities and Exchange Commission on July 24, 1995.

31
Incorporated by reference to Exhibit 10.12 to the Annual Report of Fox Entertainment Group, Inc. on Form 10-K (File No. 1-14595) filed with the Securities and Exchange Commission on September 28, 2001.

32
Incorporated by reference to Exhibit 10.13 to the Annual Report of Fox Entertainment Group, Inc. on Form 10-K (File No. 1-14595) filed with the Securities and Exchange Commission on September 28, 2001.

33
Incorporated by reference to Exhibit 4.1 to the Registration Statement of The News Corporation Limited on Form F-3 (Registration No. 33-67008) filed with the Securities and Exchange Commission on May 4, 1993.

34
Incorporated by reference to Exhibit 4.1 to the Registration Statement of The News Corporation Limited on Form F-3 (Registration No. 33-67008) filed with the Securities and Exchange Commission on May 4, 1993.

35
Incorporated by reference to Exhibit 4.3 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-63604) and Post-Effective Amendment No. 1 to the Registration Statement News America Holdings Incorporated on Form F-3 (Registration No. 33-59688) filed with the Securities and Exchange Commission on May 28, 1993.

36
Incorporated by reference to Exhibit 4.14 to Amendment No. 1 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-98238) filed with the Securities and Exchange Commission on October 23, 1995.

37
Incorporated by reference to Exhibit 4.15 to Amendment No. 1 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-98238) filed with the Securities and Exchange Commission on October 23, 1995.

38
Incorporated by reference to Exhibit 10.20 to the Annual Report of Fox Entertainment Group, Inc. on Form 10-K (File No. 1-14595) filed with the Securities and Exchange Commission on September 28, 2001.

39
Incorporated by reference to Exhibit 10.21 to the Annual Report of Fox Entertainment Group, Inc. on Form 10-K (File No. 1-14595) filed with the Securities and Exchange Commission on September 28, 2001.

40
Incorporated by reference to Exhibit No. 1.5 to the Annual Report of The News Corporation Limited on Form 20-F (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 1996.

41
Incorporated by reference to Exhibit 10.3 to the Registration Statement of The News Corporation Limited on Form F-3 (Registration No. 33-46196) filed with the Securities and Exchange Commission on March 24, 1992.

42
Incorporated by reference to Exhibit 2.39 to the Annual Report of The News Corporation Limited on Form 20-F (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2001.

43
Incorporated by reference to Exhibit 2.40 to the Annual Report of The News Corporation Limited on Form 20-F (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2001.

44
Incorporated by reference to Exhibit 7(g) to Amendment No. 2 of Schedule 13D/A of The News Corporation Limited and certain other persons filed with the Securities and Exchange Commission on May 17, 2001.

45
Incorporated by reference to Exhibit 7(j) to Amendment No. 3 of Schedule 13D/A of The News Corporation Limited and certain other persons filed with the Securities and Exchange Commission on December 7, 2001.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

THE NEWS CORPORATION LIMITED

By:	/s/ ARTHUR M. SISKIND
Arthur M. Siskind Director

Date: December 30, 2002.

Certifications

I, K. Rupert Murdoch, Chairman and Chief Executive of The News Corporation Limited (the “Company”), certify that:

1.	I have reviewed this annual report on Form 20-F of the Company;

2.
Based on my knowledge, the annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present, in all material respects, the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report.

Date: December 30, 2002

/S/    K. RUPERT MURDOCH

K. Rupert Murdoch
Chairman and Chief Executive

I, David F. DeVoe, Senior Executive Vice President and Chief Financial Officer of The News Corporation Limited (the “Company”), certify that:

1.	I have reviewed this annual report on Form 20-F of the Company;

2.
Based on my knowledge, the annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present, in all material respects, the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report.

Date: December 30, 2002

/S/    DAVID F. DEVOE

David F. DeVoe
Senior Executive Vice President and Chief Financial Officer

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

V. Pursuant to the rules of the Securities and Exchange Commission (the “SEC”), the Group is required to include, as part of this Annual Report on Form 20-F, separate audited financial statements of Gemstar-TV Guide International, Inc. (“Gemstar-TV Guide”), an entity in which the Group has an equity interest, for the periods ended December 31, 2001 and 2000. Gemstar-TV Guide has recently retained new auditors, who are currently performing an audit of Gemstar-TV Guide’s previously issued financial statements. Gemstar-TV Guide has informed the Group that the audit has not been completed at the date hereof, and consequently, Gemstar-TV Guide cannot provide its audited financial statements to the Group. As a result of Gemstar-TV Guide’s inability to provide the audited financial statements, the Group has omitted such audited financial statements from this Annual Report on Form 20-F in reliance on Rule 12b-21 promulgated under the Securities Exchange Act of 1934.

In accordance with Rule 12b-21, the Group is providing the following information:

1. The Gemstar-TV Guide audited financial statements cannot be acquired without unreasonable effort or expense. Gemstar-TV Guide’s auditors were engaged by Gemstar-TV Guide’s audit committee, and not by the Group. Gemstar-TV Guide has stated that the procedures required to be performed by the new auditors, and the issuance of their audit report, will not be completed until early in calendar 2003. No effort or expense by the Group would have permitted the audit to be completed by Gemstar-TV Guide’s new auditors, with the resulting audit report issued, prior to the date that the Group’s Annual Report on Form 20-F for the fiscal year ended June 30, 2002 is required to be filed with the SEC.

2. Rule 12b-21 requires a registrant relying on the Rule to provide such information on the subject as it possesses or can acquire without unreasonable effort or expense, including the sources thereof. Due to Gemstar-TV Guide’s inability to provide audited financial statements, the Group is unable to provide the audited financial statements of Gemstar-TV Guide. Gemstar-TV Guide, which itself is a registrant with reporting obligations to the SEC, filed Amendment No. 2 to its Form 10-K for the period ended December 31, 2001 on November 14, 2002. Gemstar-TV Guide's Form 10-K/A included restated unaudited consolidated financial statements as of December 31, 2001 and 2000, and for the year ended December 31, 2001, the nine months ended December 31, 2000 and the year ended March 31, 2000. Gemstar-TV Guide states in its Form 10-K/A that “the restated Unaudited Consolidated Financial Statements included in this Amendment No. 2 have not been audited or reviewed by an independent accounting firm and should not be relied upon.” Accordingly, the Group does not believe that any reliance should be placed on the unaudited financial information of Gemstar-TV Guide. As a result, the Group has not included such financial information in this Form 20-F.

Schedules other than listed above are omitted for they are not required or are not applicable, or the required information is shown in the respective financial statements or notes thereto. Columns omitted from schedules filed have been omitted because the information is not applicable.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
The News Corporation Limited

We have audited the accompanying consolidated statements of financial position of The News Corporation Limited and subsidiaries as of June 30, 2001 and 2002, and the related consolidated statements of financial performance, cash flows, and stockholders’ equity for each of the three years in the period ended June 30, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Australia and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The News Corporation Limited and subsidiaries at June 30, 2001 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2002, in conformity with accounting principles generally accepted in Australia, which differ in certain respects from accounting principles generally accepted in the United States of America (see note 20 to the consolidated financial statements).

/s/ Ernst & Young
Sydney, Australia
August 14, 2002,
except for Note 24, as to
which the date is December 27, 2002

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL PERFORMANCE
(in millions, except for per share amounts)

	Years Ended June 30,
	2000		2001		2002
Sales revenue	A$	22,443	A$	25,578	A$	29,014
Operating expenses		19,701		22,485		25,472

Operating income		2,742		3,093		3,542
Net loss from associated entities		(298)		(249)		(1,434)
Borrowing costs		(1,169)		(1,268)		(1,291)
Investment income		355		333		291

Net borrowing costs	A$	(814)	A$	(935)	A$	(1,000)
Dividends on exchangeable preferred securities		(79)		(90)		(93)
Other revenues before tax		4,147		3,335		5,627
Other expenses before tax		(2,961)		(4,609)		(17,601)
Change in accounting policy before income tax		—		(1,107)		—

Profit (loss) from ordinary activities before income tax	A$	2,737	A$	(562)	A$	(10,959)

Income tax benefit (expense) on:
Ordinary activities before change in accounting policy and other items		(225)		(428)		(640)
Other items		(454)		19		(15)
Change in accounting policy		—		421		—

Net income tax (expense) benefit	A$	(679)	A$	12	A$	(655)

Net profit (loss) from ordinary activities after tax	A$	2,058	A$	(550)	A$	(11,614)

Net profit attributable to outside equity interests		(137)		(196)		(348)

Net profit (loss) attributable to members of parent entity	A$	1,921	A$	(746)	A$	(11,962)

Net exchange gain (loss) arising on translation of net assets of controlled entities		2,223		3,372		(3,019)
Additional investment by an associated entity		—		1,060		(267)

Total change in equity other than those resulting from transactions with owners as owners	A$	4,144	A$	3,686	A$	(15,248)

Earnings per share on net profit (loss) attributable to members of the parent entity:
Basic/Diluted
Ordinary shares	A$	0.424	A$	(0.174)	A$	(2.170)
Preferred limited voting ordinary shares	A$	0.509	A$	(0.209)	A$	(2.604)
Ordinary and preferred limited voting ordinary shares	A$	0.469	A$	(0.192)	A$	(2.431)

See notes to consolidated financial statements

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in millions)

ASSETS

	At June 30,
	2001		2002
Current assets
Cash and cash equivalents	A$	5,615	A$	6,337
Receivables
Trade—net of allowance		6,308		5,496
Other		375		313
Inventories		3,259		1,935
Prepaid expenses and other		616		566

Total current assets	A$	16,173	A$	14,647

Non-current assets
Investments
Equity in associated entities		20,022		6,875
Other investments		3,129		1,712

Total investments	A$	23,151	A$	8,587

Property, plant and equipment—net of accumulated depreciation and amortization		7,110		6,671
Other non-current assets
Publishing rights, titles and television licenses		31,051		35,348
Goodwill—net of accumulated amortization		519		455
Long-term receivables		762		796
Inventories		5,219		4,232
Other		976		705

Total other non-current assets	A$	38,527	A$	41,536

Total Assets	A$	84,961	A$	71,441

See notes to consolidated financial statements

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in millions, except share and per share data)

LIABILITIES AND STOCKHOLDERS’ EQUITY

	At June 30,
	2001		2002
Current liabilities

Interest bearing liabilities	A$	63	A$	1,856
Payables		8,777		8,073
Tax liabilities		550		848
Provisions		386		228

Total current liabilities	A$	9,776	A$	11,005

Non-current liabilities

Interest bearing liabilities		18,742		13,585
Payables		4,465		4,054
Tax liabilities		426		434
Provisions		290		1,205

Total non-current liabilities	A$	23,923	A$	19,278

Exchangeable preferred securities	A$	3,667	A$	1,690

Total liabilities including exchangeable preferred securities	A$	37,366	A$	31,973

Commitments and contingencies (Note 12)

Stockholders’ equity

Ordinary shares no par value; issued and outstanding 2,091,801,440—2001 and 2,094,411,035—2002		5,432		5,448
Preferred limited voting shares ordinary shares no par value; issued and outstanding 2,660,797,506—2001 and 3,208,695,775—2002		14,813		22,301
Adjustable rate cumulative perpetual preference shares US$25 par value; 3,800,000 shares authorized; issued and outstanding		132		132
Guaranteed 8 5/8% perpetual preference shares US$25 par value; 10,000,000 shares authorized; issued and outstanding		358		358
Reserves and retained earnings		21,805		6,352
Outside equity interests in controlled entities		5,055		4,877

Total stockholders’ equity	A$	47,595	A$	39,468

Total liabilities and stockholders’ equity	A$	84,961	A$	71,441

See notes to consolidated financial statements

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in millions)

	Share Capital								Capital Reserves		Revenue Reserves
	Ordinary Shares		Perpetual Preference Shares		Preferred Limited Voting Shares		Subsidiary Preference Shares		Assets Revaluation		Foreign Exchange Fluctuation		Retained Earnings		Associated Companies		Minority Interest in Subsidiaries
Balance at June 30, 1999	A$	4,554	A$	490	A$	3,415	A$	1,483	A$	3,145	A$	1,642	A$	9,737	A$	302	A$	2,341
Net income														1,921
Outside equity interest in controlled entities																		137
Transfers between reserves										(2)		64		317		(465)
Dividends paid and proposed														(284)				(13)
Dividend reinvestment and bonus share plan		37				58
Issue of shares		212				3,402
Adjustment of conversion rates												2,159				(26)		257
Exchange gain on translation of net assets of subsidiaries																		28 20
Devaluation of assets																		11
Minority interest purchased
Shares acquired and cancelled under share buyback						(763)		(1,483)
Elimination of associate’s reciprocal shareholding		(4)				(32)

Balance at June 30, 2000	A$	4,799	A$	490	A$	6,080	A$	0	A$	3,143	A$	3,865	A$	11,691	A$	(189)	A$	2,781

See notes to consolidated financials

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in millions)

	Share Capital								Capital Reserves		Revenue Reserves
	Ordinary Shares		Perpetual Preference Shares		Preferred Limited Voting Shares		Subsidiary Preference Shares		Assets Revaluation		Foreign Exchange Fluctuation		Retained Earnings		Associated Companies		Minority Interest in Subsidiaries
Balance at June 30, 2000	A$	4,799	A$	490	A$	6,080	A$	0	A$	3,143	A$	3,865	A$	11,691	A$	(189)	A$	2,781
Net loss														(746)				196
Outside equity interest in controlled entities																1,060
Transfers between reserves														266		(329)
Dividends paid and proposed														(305)				(21)
Dividend reinvestment and bonus share plan		32				62
Issue of shares.		605				8,763
Adjustment of conversion rates
Exchange gain on translation of net assets of subsidiaries												3,372				(23)		518
Devaluation of assets
Minority interest disposed																		(32)
Minority interest purchased																		1,613
Shares acquired and cancelled under share buyback						(91)
Elimination of associate's reciprocal shareholding		(4)				(1)

Balance at June 30, 2001	A$	5,432	A$	490	A$	14,813	A$	0	A$	3,143	A$	7,237	A$	10,906	A$	519	A$	5,055

See notes to consolidated financials

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in millions)

								Capital Reserves		Revenue Reserves
	Share Capital
					Preferred Limited Voting Shares
			Perpetual Preference Shares				Subsidiary Preference Shares	Assets Revaluation		Foreign Exchange Fluctuation		Retained Earnings		Associated Companies		Minority Interest in Subsidiaries
	Ordinary Shares

Balance at June 30, 2001	A$	5,432	A$	490	A$	14,813	—	A$	3,143	A$	7,237	A$	10,906	A$	519	A$	5,055
Net loss													(11,962)				348
Transfers between reserves													1,260		(1,262)
Additional investment by an associated entity															(267)
Dividends paid and proposed													(203)				(73)
Dividend reinvestment		30				56
Issue of shares		4				7,432
Exchange loss on translation											(3,019)						(542)
Redemption of shares
Disposal of minority interest																	(1,147)
Acquisition of minority interest																	1,236
Devaluation of assets
Shares expired and cancelled under share buyback
Elimination of associate’s reciprocal shareholding		(18)

Balance at June 30, 2002	A$	5,448	A$	490	A$	22,301	—	A$	3,143	A$	4,218	A$	1	A$	(1,010)	A$	4,877

See notes to consolidated financials

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Years Ended June 30,
	2000		2001		2002
Operating activities
Net profit (loss) attributable to members of the parent entity	A$	1,921	A$	(746)	A$	(11,962)
Adjustments for non-cash and non-operating activities:
Associated entity earnings, net of dividends		295		242		388
Depreciation and amortization		562		706		749
Provisions		142		188		378
Other items, net		(662)		1,342		13,179
Change in accounting policy after tax		—		686		—
Change in related balance sheet accounts—net of disposition and acquisition effects:
Receivables		(598)		(410)		(51)
Inventories		(1,088)		(889)		515
Payables		(39)		(199)		(118)

Cash provided by operating activities	A$	533	A$	920	A$	3,078

Investing and other activities
Property, plant and equipment		(671)		(1,113)		(505)
Investments		(4,157)		(3,053)		(3,379)
Proceeds from sale of non-current assets		3,341		2,387		4,284

Cash (used in) provided by investing activities	A$	(1,487)	A$	(1,779)	A$	400

Financing activities
Issuance of debt		—		1,496		—
Repayment of debt		(1,621)		(63)		(2,181)
Issuance of shares in a subsidiary		317		—		—
Issuance of shares		127		56		133
Buyback of preferred shares		(1,166)		(91)		—
Dividends paid		(236)		(205)		(278)
Leasing and other finance costs		(52)		(5)		(7)

Cash (used in) provided by financing activities	A$	(2,631)	A$	1,188	A$	(2,333)

Net (decrease) increase in cash		(3,585)		329		1,145
Opening cash balance		7,483		4,638		5,615
Exchange movement on opening cash balance		740		648		(423)

Closing cash balance	A$	4,638	A$	5,615	A$	6,337

Gross cash flows from operating activity
Cash from trading operations
Receipts	A$	21,846	A$	25,176	A$	28,970
Payments		(20,300)		(23,120)		(24,423)

	A$	1,546	A$	2,056	A$	4,547

Dividend and distribution receipts		74		86		38
Interest receipts		283		302		247
Interest payments		(1,127)		(1,225)		(1,324)
Income tax payments		(164)		(209)		(337)
Dividends paid on exchangeable preferred securities		(79)		(90)		(93)

Cash provided by operating activity	A$	533	A$	920	A$	3,078

See notes to consolidated financial statements

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Basis of Presentation and Significant Accounting Policies

The consolidated financial statements and notes thereto of The News Corporation Limited and subsidiaries (“TNCL”, “News Corporation” or the “Group”) have been prepared in accordance with the accounting principles generally accepted in Australia (“A-GAAP”) and are presented in Australian dollars (“A$”).

A-GAAP differs in certain respects from accounting principles generally accepted in the United States (“US-GAAP”). The significant differences and the approximate related effect on the consolidated financial statements are set forth in Note 20.

Except for a change in policy for accounting for films and a change in the basis of measuring certain classes of non-current assets, the consolidated financial statements have been prepared on a basis consistent with previous years. Certain reclassifications have been made to fiscal 2000 and 2001 consolidated financial statements to conform with the fiscal 2002 presentation.

(a) Principles of Consolidation

The consolidated financial statements include the accounts of the parent entity, TNCL and its controlled entities, referred to collectively as the Group. For financial reporting purposes, control generally means ownership of a majority interest in an entity but may, in certain instances, result from other considerations, including a company’s capacity to dominate decision-making in relation to the financial and operating policies of the consolidated entity.

Although TNCL has less than a majority voting interest in Fox Television Holdings, Inc. (“FTH”), such entity is included in the consolidated financial statements because (i) the Group has the ability to redeem the majority voting interest, at any time, (ii) the dividends on and the amounts paid on redemption of, the majority voting interest are fixed and not related to the performance of FTH, and (iii) senior management of FTH, including its Board of Directors, consist solely of persons employed by the Group.

These consolidated financial statements also include the Group’s portion of the results of associated entities over which it has significant influence.

Financial statements of controlled entities and associated entities are, for consolidation purposes, adjusted to comply with Group policy and generally accepted accounting principles in Australia. All intercompany balances and transactions, including unrealized profits arising from intra-group transactions, have been eliminated in full. Acquisitions of controlled entities are accounted for using the purchase method of accounting.

(b) Revenue Recognition

Revenues from the theatrical distribution of motion pictures are recognized as they are exhibited. Revenues from home video and DVD sales are recognized on the date that video and DVD units are made widely available for sale by retailers. Revenues from the licensing of feature films and television programming are recorded when the material is available for telecasting by the licensee and when certain other conditions are met.

License agreements for the telecast of theatrical and television product in the broadcast network, syndicated television and cable television markets are routinely entered into in advance of their available date for telecast. Cash received in connection with such contractual rights for which revenue is not yet recognizable is classified as deferred revenue within payables. Because deferred revenue generally relates to contracts for the licensing of theatrical and television product which has already been produced, the recognition of revenue for such completed product is principally only dependent upon the commencement of the availability period for telecast under the terms of the related licensing agreement.

Television advertising revenue is recognized as the commercials are aired. Subscriber fees received from cable system operators and direct broadcast satellite services are recognized as revenue when services are provided.

Advertising revenue from newspapers, magazines and inserts is recognized when the advertisements are published. Revenue from books and newspaper circulation revenues is recognized upon shipment.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Basis of Presentation and Significant Accounting Policies (continued)

(c) Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined by the first in first out or average cost method for the greater part of inventories depending on the nature of the item and by specific identification for the balance.

Program rights, and the related liability for entertainment programs and sporting events aired principally by the Group’s television broadcast and cable networks are recorded at cost when the programs are available for telecast. Program rights are amortized on a straight-line basis, generally based on the usage of the program or term of the license. Original cable programming is amortized on an accelerated basis. The current portion of program rights represents the estimated amount to be amortized in the next financial year.

The Group has a number of multi-year contracts for the television rights of certain sporting events. At the inception of these contracts and at each subsequent reporting date, the Group will evaluate the recoverability of the costs associated therewith, using aggregate estimated advertising revenues directly associated with the program material and related expenses. When an evaluation indicates that a multi-year programming contract will result in an ultimate loss, additional amortization is provided to recognize such loss in the current year.

The costs of sports contracts entered into by Fox Broadcasting Company are recorded as an operating expense based on the ratio of each period’s operating profits to estimated total operating profits. Estimates of total operating profits can change and, accordingly, are reviewed periodically and amortization is adjusted as necessary. Such changes in the future could be material.

Projects in progress are recorded at cost that consists of the cost of material, labor and appropriate overhead expenses.

Film costs include direct production, production overhead and capitalized interest costs, net of any allocated amounts received from outside investors. These costs, as well as participations and talent residuals, are amortized on an individual film basis in the ratio that the current year’s gross revenues bears to management’s estimate of total ultimate gross revenues from all sources. Marketing costs and development costs under term deals are expensed as incurred. Development costs for projects not produced after three years are written off.

At the beginning of fiscal 2001, the Group changed its accounting policy with regards to, amongst other things, the treatment of marketing and development costs incurred in the production and distribution of films whereby marketing and certain development costs, previously capitalized and expensed over time, are now expensed as incurred. This change in accounting policy provides better comparability of the Group’s results against its competitors and has also ensured continued consistency with US-GAAP for the producers and distributors of films. For fiscal 2001, the net impact of this change in accounting policy, net of outside equity interest, was a one time pre-tax charge to profit of A$1,107 million with an associated tax benefit of A$421 million. The effect of this change in fiscal 2001 was a reduction in net profit attributable to members of the parent entity of A$686 million and a corresponding reduction in the carrying value of inventory of A$1,338 million, a reduction in tax liabilities of A$509 million and in outside equity interests of A$143 million.

Film costs are stated at the lower of unamortized cost or estimated fair value on an individual film or television series basis. Revenue forecasts for both motion pictures and television products are continually reviewed by management and revised when warranted by changing conditions. When estimates of total revenues or other events or changes in circumstances indicate that a motion picture or television production has a fair value that is less than its unamortized cost, a loss is recognized in the current year for the amount by which the unamortized cost exceeds the film or television production’s fair value. The unamortized cost of completed motion picture and television productions which are recoverable from primary markets are classified as current assets.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Basis of Presentation and Significant Accounting Policies (continued)

(d) Recoverable Amount

Non-current assets are written down to the recoverable amount where the carrying value of a non-current asset exceeds its recoverable amount.

The recoverable amount of publishing rights, titles, and television licenses and goodwill has been determined by discounting the expected net cash inflows arising from their continued use or sale. Discounting has not been used to determine the recoverable amount of all other non-current assets.

(e) Investments in Associated Entities

The Group uses the equity method of accounting for its investments in associated entities. Under this method, investments in associated entities are initially recognized at cost of acquisition and the carrying value is subsequently adjusted for increases or decreases in the Group’s share of post-acquisition results and reserves of each associated entity.

Investments in associated entities are decreased by the amount of dividends received or receivable. Associated entities include interests in non-controlled partnerships and joint venture entities.

(f) Property, Plant and Equipment

In accordance with the requirements of Australian Accounting Standards Board (“AASB”) 1041 “Revaluation of Non-Current Assets”, land and buildings previously carried at valuation were reverted to a cost basis of measurement. For the purpose of transitioning to a cost basis, the existing revalued carrying amounts at July 1, 2000, were deemed to be their cost. This change in accounting policy had no impact on the financial position or financial performance of the Group as presented in these consolidated financial statements.

Depreciation is provided for by charges to the Statement of Financial Performance over the expected useful life of each class of asset. Leasehold land and buildings are amortized over the shorter of the period of the lease or the useful life of the asset.

The following are the main depreciation rates used:

Freehold buildings	2%-10%
Leasehold premises	2%-33%
Plant and equipment	3%-50%
Plant and equipment under lease	10%-40%

(g) Publishing Rights, Titles and Television Licenses

In accordance with the requirements of AASB 1041 “Revaluation of Non-Current Assets”, publishing rights, titles and television licenses, previously carried at valuation were reverted to a cost basis of measurement. For the purpose of transitioning to a cost basis, the existing revalued carrying amounts at July 1, 2000, were deemed to be their cost. This change in accounting policy had no impact on the financial position or financial performance of the Group as presented in these consolidated financial statements.

As a creator and distributor of branded content, the Group has significant intangible assets including, television licenses, newspaper mastheads, distribution networks, sports franchises, publishing rights and other copyrighted products and trademarks. These assets are stated at the lower of cost or recoverable amounts. While television licenses in the United States are renewable every five years, the Directors have no reason to believe that they will not be renewed. No amortization is provided against these assets since, in the opinion of the Directors, the lives of the publishing rights, titles and television licenses is indefinite.

The Group annually assesses the carrying amount of intangible assets to ensure that they are not carried at a value greater than their recoverable amount. This assessment is primarily based on the Group’s estimate of maintainable earnings before interest, tax, depreciation and amortization for each of its key business segments and an appropriate market-based multiple.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Basis of Presentation and Significant Accounting Policies (continued)

(h) Goodwill

Where the purchase consideration and incidental expenses exceed the fair value of the identifiable net assets acquired, the difference is assigned to goodwill and written off against operating income on a straight-line basis over the period the benefits are expected to arise, but not exceeding twenty years. Accumulated amortization related to goodwill was A$702 million and A$688 million at June 30, 2001 and 2002, respectively.

(i) Developing Businesses

Costs incurred in the development of major new activities are capitalized until the operations are commenced on a commercial basis. At that point any readily identifiable intangibles, such as publishing rights, titles and television licenses but not goodwill, are recorded at cost and accounted for in accordance with the relevant accounting policy. Any other costs are amortized over the period in which benefits are expected to be received.

(j) Capitalization of Interest

Interest cost on funds invested in major projects with substantial development and construction phases are capitalized until production or operations commence. Thereafter, the capitalized interest is amortized over the period in which benefits are expected to be received.

Capitalized interest for the year ended June 30, 2002, amounted to A$42 million (2001—A$115 million) of which A$nil (2001—A$66 million) is included in property, plant and equipment.

(k) Provision for Employee Entitlements

Provision has been made for benefits accruing to employees in relation to such matters as annual leave, long service leave and non-superannuation post retirement benefits. All on-costs are included in the determination of the provision. Provisions for annual leave and the current portion of long service leave are measured at their nominal amounts, whilst the non-current portion of long service leave is measured at the present value of estimated future cash flows.

(l) Income Taxes

The Group follows tax effect accounting procedures. Income tax expense is calculated on the accounting profit after adjusting for permanent differences. Future income tax benefits relating to tax losses are not recognized as an asset unless the benefit is virtually certain of being realized. Income taxes on cumulative timing differences are reflected in the Statement of Financial Position as future income tax benefit or deferred income tax liability at income tax rates that are expected to apply when the underlying timing differences reverse.

There is no present intention to remit to Australia the retained profits or reserves of foreign controlled entities or to realize revaluation surpluses through the sale of revalued assets. Accordingly, no provision has been made for withholding or other taxes that may become payable overseas or in Australia as a result of such remittance or realization.

(m) Other Revenues and Expenses

The Group discloses as Other Revenues and Other Expenses those transactions, the financial impact of transactions which are included within profit (loss) from ordinary activities, that are considered significant by reason of their size, nature or effect on the Group’s financial performance for the year.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Basis of Presentation and Significant Accounting Policies (continued)

(n) Foreign Currencies

Financial statements of self-sustaining foreign controlled entities are translated using the current rate method whereby trading results are converted at the average rates of exchange for the year and assets and liabilities are converted at the closing rates on the period end date. Any exchange differences arising on the translation are taken directly to the foreign exchange fluctuation reserve.

All realized and unrealized gains or losses of a trading nature are brought to account within profit (loss) from ordinary activities.

The Group enters into forward foreign exchange contracts with the objective of protecting the Group against future adverse foreign exchange fluctuations. Exchange gains or losses on these contracts are brought to account within the profit (loss) from ordinary activities, except where they relate to specific commitments, whereby they are deferred until the commitment to sell or purchase is satisfied. Material foreign exchange contracts are disclosed in the financial statements.

(o) Dividends

Dividends payable are recognized when their payment is determined by, and announced following, a meeting of the Board of Directors. This represents a change in accounting policy over fiscal 2001 and 2000 whereby dividends were accrued at year-end, even though determined by the Board of Directors at a later date. This change in accounting policy is not material to the financial statements.

(p) Classification of Expenses

Expenses are classified according to their function, as this is considered to be the most relevant information about the Group’s financial performance. The various functions of the Group are considered to align with the segments in which the Group operates.

(q) Earnings and Dividends Per Share

Basic EPS is calculated as net profit or loss attributable to members of the parent entity, adjusted for dividends on perpetual preference shares, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit or loss attributable to members of the parent entity, adjusted (i) for dividends on perpetual preference shares, (ii) for the after tax effects of dividends and interest associated with dilutive potential ordinary shares that have been recognized as expenses, and (iii) for other non-discretionary changes in revenues or expenses during the period that would result from dilution of potential ordinary shares, divided by the weighted average number of ordinary and dilutive potential ordinary shares, adjusted for any bonus element.

As the Group has two classes of ordinary shares (ordinary shares and preferred limited voting ordinary shares), two classes of EPS numbers are presented in accordance with the requirements of AASB 1027 “Earnings Per Share”.

Dividends per share were A$0.030 for ordinary shares for each of the fiscal years ended June 30, 2000 and 2001 and A$0.015 for the fiscal year ended June 30, 2002 and A$0.075 for preferred limited voting ordinary shares for each of the fiscal years ended June 30, 2000 and 2001 and A$0.0375 for the fiscal year ended June 30, 2002. Due to a change in accounting policy, the final dividend of A$0.015 for ordinary shares and A$0.0375 for preferred limited voting ordinary shares were not provided for in the financial statements for the year ended June 30, 2002, as the dividends were not declared and announced by the Directors prior to June 30, 2002.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Basis of Presentation and Significant Accounting Policies (continued)

(r) Financial Instruments

Terms and conditions of material financial instruments are disclosed in the notes. Unless otherwise stated, financial instruments including trade receivables and trade payables are carried at cost. The fair value of interest bearing liabilities is disclosed in Note 8. The fair value of all other financial instruments is not materially different from their carrying value.

The fair value of financial instruments, including investments and borrowings, is generally determined by reference to market values resulting from trading on national securities exchanges. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques.

(s) Use of Estimates

The preparation of financial statements in conformity with A-GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. The Group uses significant estimates in determining the amortization of filmed entertainment costs and programming contracts. Because of the use of estimates inherent in the financial reporting process, especially for companies with significant segments in the entertainment business, actual results could differ from those estimates. These differences could be material.

(t) Reserves

(i)    Capital:
Asset revaluation reserves are the excess of the valuation of investments, property, plant and equipment and publishing rights, titles and television licenses over their net book values at the date of revaluation.

(ii)   Net profit (loss) attributable to members of the parent entity
Foreign exchange fluctuation (refer to (n) above).

(iii)  Associated Companies
Associated companies reserves represent the Group’s share in post acquisition retained earnings and reserves of companies accounted for under the equity method and are not available for distribution until they are received as dividends.

(u) Rounding of Accounts

The accounts have been rounded to the nearest million Australian dollars.

Amounts relating to related party transactions, Directors’, Executives’ and Auditors’ remuneration are rounded to the nearest thousand Australian dollars.

(v) Fiscal Year End

The Group maintains a 52-53 week fiscal year ending on the Sunday nearest to June 30 in each year. Fiscal years 2001 and 2002 consisted of 52-week periods, while fiscal year 2000 consisted of a 53-week period.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2—Acquisitions

Fox Sports International
The Group and Liberty Media Corporation (“Liberty”) at June 30, 2001 each owned 50% of Fox Sports International. In July 2001, under a pre-existing option, Liberty exercised its right to sell its 50% interest in Fox Sports International to the Group in exchange for an aggregate 3,673,183 News Corporation American Depository Receipts representing 14,692,732 preferred limited voting ordinary shares (“ADRs”) valued at A$180 million. The transaction closed in December 2001. Under the terms of this transaction, the Group transferred the acquired interest in Fox Sports International to Fox Entertainment Group, Inc. (together with its subsidiaries, “FEG”) in exchange for the issuance of 3,632,269 FEG Class A Common Stock. This issuance increased the Group’s interest in FEG from 85.25% to 85.32%, while its voting interest remained at 97.8%.

Chris Craft
In July 2001, News Corporation, through a wholly-owned subsidiary, acquired all of the outstanding common stock of Chris-Craft Industries, Inc. and its subsidiaries, BHC Communications, Inc. and United Television, Inc., (collectively, “Chris-Craft”). The consideration for the acquisition was approximately US$2 billion in cash and the issuance of 68,854,209 ADRs representing 275,416,836 preferred limited voting ordinary shares valued at approximately US$2 billion. Simultaneously with the closing of the acquisition, News Corporation transferred US$2,503 million of certain net assets, constituting Chris-Craft’s ten television stations (the “Acquired Stations”) to its majority owned subsidiary, FEG, in exchange for 122,244,272 shares of FEG’s Class A Common Stock (the “Exchange”), thereby increasing the Group’s ownership in FEG from 82.76% to 85.25%. FEG assigned the licenses issued by the Federal Communications Commission (“FCC”) for the Acquired Stations to its indirect subsidiary, Fox Television Stations, Inc., which became the licensee and controls the operations of the Acquired Stations. The Group acquired Chris-Craft and transferred to FEG the Acquired Stations in order to strengthen FEG’s existing television station business.

FEG consolidated the operations of the Acquired Stations, as of the date of Exchange, July 31, 2001, with the exception of KTVX-TV in Salt Lake City, whose operations were not consolidated prior to the Exchange due to regulatory requirements which precluded FEG from controlling the station and required its disposal (see description for Clear Channel swap below).

In October 2001, the Group exchanged KTVX-TV in Salt Lake City and KMOL-TV in San Antonio with Clear Channel Communications, Inc. for WFTC-TV in Minneapolis (the “Clear Channel swap”). In addition, on November 1, 2001, the Group exchanged KBHK-TV in San Francisco with Viacom Inc. for WDCA-TV in Washington, DC and KTXH-TV in Houston (the “Viacom swap”). In June 2002, the Group exchanged KPTV-TV in Portland, an Acquired Station, for Meredith Corporation’s WOFL-TV in Orlando and WOGX-TV in Ocala (the “Meredith Swap”, and together with the Viacom and Clear Channel swaps, the “Station Swaps”). All of the stations exchanged in the Station Swaps were Acquired Stations. No gain or loss was recognized by the Group as a result of the Station Swaps.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2—Acquisitions (continued)

The following table summarizes the approximate fair values of the assets transferred and liabilities assumed at the date of the Exchange. The allocation of purchase price is substantially complete, but awaiting final valuations.

	As of July 31, 2001
	(in millions)
Cash	A$	2,700
Accounts receivable, net		157
Filmed entertainment and television programming costs, net		271
Property and equipment, net		176
Publishing rights, titles and television licenses		5,215
Other assets and investments		303

Total assets transferred	A$	8,822

Payables		1,323
Deferred compensation		(20)

Total liabilities assumed	A$	1,303

Net assets acquired	A$	7,519

The table below reflects the unaudited pro forma combined results of the Group as if the Exchange and the Station Swaps had taken place as of July 1, 2000.

	For the years ended June 30,
	2001		2002
	(in millions, except for share amounts)
Revenues	A$	26,510	A$	29,078
Operating income		3,268		3,574
Net profit (loss) attributable to members of the parent entity		280		(11,944)
Basic and diluted earnings (loss) per share:
Ordinary shares	A$	0.06	A$	(2.16)
Preferred limited voting ordinary shares	A$	0.07	A$	(2.59)

The unaudited pro forma financial information is presented for comparative purposes only and is not necessarily indicative of the operating results that actually would have occurred had the Exchange and the Station Swaps been consummated on July 1, 2000. In addition, these results are not intended to be a projection of future results and do not reflect any synergies that might be achieved from the combined operations.

Speed Channel
In July 2001, as a result of the exercise of rights by existing shareholders, the Group acquired an additional 53.44% of Speedvision Network, LLC, now Speed Channel, Inc. (“Speed Channel”) for approximately A$789 million (US$401 million). This acquisition resulted in the Group owning approximately 85.46% of Speed Channel. As a result, the Group has consolidated the results of Speed Channel beginning in July 2001. In October 2001, the Group acquired the remaining 14.54% minority interest in Speed Channel for approximately A$221 million (US$111 million) bringing the Group’s ownership percentage to 100%.

RSN North
In February 2001, Fox Sports Networks LLC (“Fox Sports Networks”), acquired certain assets and liabilities constituting the business of Midwest Sports Channel, a regional sports network serving the Minneapolis, Minnesota and Milwaukee, Wisconsin metropolitan areas, pursuant to an Assignment and Assumption Agreement among Fox Sports

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2—Acquisitions (continued)

Networks, Viacom and Comcast Corporation (“Comcast”) and a Purchase Agreement between Viacom and Comcast for approximately US$40 million.

Sunshine
In January 2002, the Group acquired an approximate 23.3% interest in Sunshine Networks (“Sunshine”) for approximately US$23.3 million. This resulted in the acquisition of a controlling interest in Sunshine. Since the acquisition in January 2002, Sunshine has been consolidated into the Cable Network Programming segment of the Group as it is now under the control of the Group.

Note 3—Receivables

	At June 30,
	(in millions)
	2001		2002
Current receivables:
Trade receivables	A$	6,553	A$	6,140
Trade receivables owing by associated entities		296		188
Less allowance for doubtful accounts and rebates		(541)		(832)

	A$	6,308	A$	5,496

Non-trade amounts owing by unrelated entities	A$	346	A$	280
Non-trade amounts owing by associated entities		29		33

	A$	6,683	A$	5,809

Non-current receivables:
Trade receivables	A$	331	A$	375
Other receivables		431		421

	A$	762	A$	796

These receivables are primarily denominated in US dollars (“US$”) and located in the United States of America. There is no material reliance on any single customer.

The net charge to the provision for doubtful accounts was A$166 million, A$151 million and A$286 million for the fiscal years ended 2000, 2001 and 2002 respectively.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 4—Inventories

	At June 30,
	(in millions)
	2001		2002
Current:
Raw materials	A$	177	A$	124
Finished goods		283		237
Work and projects in progress		86		123
Television and film product		2,774		1,526

Total at cost	A$	3,320	A$	2,010

Provision for diminished value:
Finished goods		61		75

Total provision for diminution in value		61		75

	A$	3,259	A$	1,935

Non-current:
Film costs in progress	A$	1,620	A$	914
Finished goods		194		186
Television and film product		3,405		3,132

Total at cost	A$	5,219	A$	4,232

Interest of A$42 million was capitalized during the year related to film inventories (2001—A$49 million). Capitalized interest in film inventory at June 30, 2002 amounts to A$73 million (2001-A$87 million). Interest has been capitalized at 8.00% (2001—8.00%).

Total inventories at June 30, 2002 amount to A$6,167 million (2001—A$8,478 million) and consist of the following:

	At June 30,
	(in millions)
	2001		2002
Filmed entertainment Films
Released	A$	1,456	A$	1,291
Completed, not released		57		142
In production		1,189		648
In development or preproduction		339		87

		3,041		2,168
Television productions
Released		956		887
In production		296		167
In development or preproduction		20		12

		1,272		1,066

Total filmed entertainment		4,313		3,234
Television programming		3,486		2,338
Other inventories		679		595

Total inventories	A$	8,478	A$	6,167

Less current inventories		3,259		1,935

Non-current inventories	A$	5,219	A$	4,232

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5—Investments

The Group’s investments consist principally of:

			At June 30,
			(in millions)
Company	Principal Activities	Percentage Ownership	2001		2002
Gemstar—TV Guide International	U.S. print and electronic guidance company	42.9% (2001 38.5%)	A$	11,271	A$	1,673
Regional Programming Partners(a)	U.S. partnership holding interests in sporting networks, teams and arenas	40.0%		1,835		1,673
Stream, S.p.A.	Italian pay TV provider	50.0%		952		648
China Network Systems	Taiwan cable TV operator	20.0%		477		434
National Geographic Channel(a)	U.S. domestic cable channel	66.7%		67		314
Independent Newspapers Limited	New Zealand newspaper publisher	45.3% (2001 44.3%)		256		237
Ventures Arena(a)	U.S. company holding interests in sporting arenas	40.0%		260		218
FOXTEL	Australian pay TV operator	25.0%		199		207
National Rugby League	Australian rugby league football competition	50.0%		160		160
Queensland Press Pty. Limited	Australian newspaper publisher	41.7%		156		131
National Geographic International(a)	International cable channel	50.0%		90		104
BSkyB Group plc(b)	U.K. satellite TV broadcaster	36.2% (2001 36.3%)		1,392		—
Fox Family Worldwide(a)	Family television programming venture	0% (2001 49.5%)		857		—
Fox Sports International(a)	U.S. cable TV operator	Consolidated (2001 50.0%)		151		—
Other equity investments	Various	Various		1,899		1,076

	Total equity investments			20,022		6,875
Echostar Communications	Satellite broadcaster	0% (2001 5.2%)		873		—
Kirch Media	Holding company for commercial TV, film and sporting rights, new media, production and film technology	2.5%		427		—
The Wireless Group plc	Commercial radio operator	40.32% (voting 19.90%)		146		85
New Regency	Film production	20.0%		189		374
Sky PerfecTV	Satellite and digital pay TV platform	8.1%		87		166
Knowledge Enterprises	Investment fund	17.8%		198		177
Southwest Sports Group	Sports entertainment	Various		148		151
Other investments held at cost	Various	Less than 20.0%		1,061		759

	Total investments held at cost			3,129		1,712

	Total investments		A$	23,151	A$	8,587

(a)	Held by the Group’s 85.32% owned subsidiary, FEG.

(b)
The Group’s investment in British Sky Broadcasting Group plc (“BSkyB”) is currently recorded at zero, and as a result the Group has ceased to equity account for its share of BSkyB’s results. As at June 30, 2002, the Group has not recorded A$135 million of its share of BSkyB losses, and will not recommence equity accounting until its share of cumulative profits and reserve movements totaling this amount has been recorded by BSkyB in the future.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5—Investments (continued)

All significant associated entities have balance sheet dates consistent with the Group, with the following exceptions:

Company	Balance Date
Gemstar—TV Guide International	December 31
Stream, S.p.A	December 31
Regional Programming Partners	December 31
China Network Systems	December 31

The aggregate fair value of the associated companies whose shares are listed was A$14,369 million as of June 30, 2002 (2001—A$27,468 million).

	At June 30,
	(in millions)
	2001		2002
Movement in carrying amount of investments in associated entities
Balance at beginning of year	A$	8,602	A$	20,022
Net (loss) from associated entities (i)		(249)		(1,434)
Dividends received from associated entities		(80)		(74)
Movement due to foreign exchange fluctuation		1,295		(1,039)
Investment in Gemstar-TV Guide (iii)		7,920		1,407
Additional investment in joint venture entities		578		583
Additional investment in other entities		398		572
Elimination of associates’ reciprocal shareholding in the Group		(6)		(18)
Additional investment by an associate entity (ii)		1,060		(267)
Write down of Gemstar-TV Guide (iii)		—		(11,138)
Write down of other investments		(158)		(694)
Carrying value of investments acquired		838		21
Carrying value of investments disposed		(176)		(1,066)

Balance at end of year	A$	20,022	A$	6,875

(i)
Losses are after capitalization of A$ nil (2001-A$571 million) developing business costs. Costs incurred in the development of major new ventures are capitalized until the operations commence on a commercial basis.

(ii)
In April 2000, BSkyB, an associate of TNCL, acquired a 24% stake in KirchPayTV, a German language pay television service operator in Germany and Austria, for cash consideration of DM1.0 billion (A$808 million) (which was financed from the issue of 19 million BSkyB shares) and 78 million new BSkyB shares. During fiscal 2001, BSkyB issued new equity as consideration for several transactions, including the acquisition of Sports Internet Group and the remaining shares in British Interactive Broadcasting Holdings Limited. These issuances reduced the Group’s ownership interest in BSkyB from 37.1% to 36.2%. In accordance with AASB 1016 “Accounting for Investments in Associates”, the Group recorded an increase in its investment in BSkyB and a corresponding increase in reserves of A$1,060 million in the year ended June 30, 2001. In fiscal 2002, the Group recorded a decrease in its investment in BSkyB and a corresponding decrease in reserves of A$240 million. As a result the Group has recorded the change in its share of BSkyB’s reserves following the above transactions.

(iii)
In May 2001, the Group acquired approximately 80% of Liberty’s 21.3% interest in Gemstar-TV Guide International, Inc. (“Gemstar-TV Guide”) in exchange for approximately 121.5 million ADRs representing 486 million preferred limited voting ordinary shares. This acquisition by the Group was a non-cash transaction, with investments and contributed equity increasing by A$7,920 million.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5—Investments (continued)

Associated entities have various commitments and contingencies incurred during the normal course of business. The Group has no obligation under any of these commitments other than those included within Note 12.

Taiwan Cable Group (“China Network System”)
In April 2001, STAR purchased a 20% interest in each of the Koos’ Group’s (“Koos”) 15 cable systems in Taiwan. The aggregate purchase price for this transaction was A$474 million (US$240 million). As of July 2002, STAR had aggregate interests of up to 23% in 17 cable systems throughout Taiwan, including systems affiliated with Koos. The Group accounts for this investment under the equity method of accounting from the date of acquisition. Koos is a leading business group based in Taiwan encompassing finance, telecommunications, entertainment and other businesses.

Home Team Sports
In February 2001, Fox Sports Networks sold its approximate 34% limited partnership interest in Home Team Sports, in a non-cash exchange for new or amended cable carriage arrangements valued at approximately US$46 million related to the distribution of the Group’s programming services on cable systems. The Group has recognized a gain of approximately US$40 million related to this transaction for the year ended June 30, 2001.

	At June 30,
	(in millions)
	2000		2001		2002
The Group’s share of the profit (loss) after income tax of its associated entities consists principally of:
BSkyB	A$	(150)	A$	(76)	A$	(51)
Stream		—		—		(66)
Sky Latin America:
Net Sat Servicos Ltda (Brazil)		(71)		(101)		(120)
Innova, S.de R.L de C.V. (Mexico)		(57)		(52)		(92)
Other		(40)		(63)		(78)
Fox Sports Domestic Cable (USA)		56		89		33
FOXTEL		(12)		(11)		(15)
ESPN Star Sports		(25)		(23)		(11)
Other associated entities		71		75		86

Operating loss after income tax before other items	A$	(228)		A$ (162)	A$	(314)
Other items after income tax (a)		(70)		(87)		(1,120)

Operating loss after income tax and other items	A$	(298)	A$	(249)	A$	(1,434)

(a)
The 2002 Other items primarily represents the Group’s equity accounted share of the write off by its associate BSkyB of its investment in KirchPayTV. At June 30, 2002, the Group’s investment in BSkyB is recorded at zero, and as a result the Group has ceased to equity account its share of BSkyB’s results. As at June 30, 2002, the Group has not recorded A$135 million of it share of BSkyB’s losses, and will not recommence equity accounting until its share of cumulative profits and reserve movements totaling this amount has been recorded by BSkyB in the future.

Summarized financial data for associated entities is presented below:

	Years Ended June 30,
	(in millions)
	2000		2001		2002
Total assets	A$	27,234	A$	47,829	A$	27,476
Total liabilities		17,257		22,815		20,100
Revenues		14,663		15,334		13,393
Operating income		340		(1,247)		655
Net income (loss)		(942)		(474)		(4,315)

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5—Investments (continued)

Associated entities have various commitments and contingencies incurred during the normal course of business. The Group has no obligations under any of these commitments other than those included in Note 12.

The quoted value of the Group’s listed cost investments are as follows:

	Years Ended June 30,
	(in millions)
	2000		2001		2002
Cost and valuation	A$	3,925	A$	1,447	A$	414
Fair value		6,252		2,426		549

Net unrealized gains	A$	2,327	A$	979	A$	135

Gross unrealized gains		3,255		1,098		194
Gross unrealized losses		(928)		(119)		(59)

Note 6—Property, Plant and Equipment

	At June 30,
	(in millions)
	2001		2002
Freehold land and perpetual leases
At cost	A$	435	A$	437

	A$	435	A$	437

Freehold buildings
At cost		2,730		2,579
Less depreciation		396		479

	A$	2,334	A$	2,100

Leasehold premises
Leasehold land at cost		158		154
Leasehold buildings at cost		1,147		1,107

	A$	1,305	A$	1,261

Less amortization		290		304

	A$	1,015	A$	957

Plant and equipment
At cost		6,039		6,171
Less depreciation		2,948		3,210

	A$	3,091	A$	2,961

Plant and equipment under lease
At cost		389		377
Less amortization		154		161

	A$	235	A$	216

	A$	7,110	A$	6,671

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6—Property, Plant and Equipment (continued)
	At June 30,
	(in millions)
	2001		2002
Freehold land and perpetual leases
Balance at beginning of year	A$	389	A$	435
Additions		—		39
Disposals		(10)		(2)
Movement due to foreign exchange fluctuation		56		(35)

Balance at end of year	A$	435	A$	437

Freehold buildings
Balance at beginning of year	A$	1,855	A$	2,334
Additions		322		123
Disposals		(34)		(68)
Depreciation		(72)		(86)
Movement due to foreign exchange fluctuation		263		(203)

Balance at end of year	A$	2,334	A$	2,100

Leasehold premises
Balance at beginning of year	A$	936	A$	1,015
Additions		50		10
Disposals		(35)		(4)
Amortization		(32)		(32)
Movement due to foreign exchange fluctuation		96		(32)

Balance at end of year	A$	1,015	A$	957

Plant and equipment
Balance at beginning of year	A$	2,527	A$	3,091
Additions		845		550
Transfers from other balance sheet accounts		—		83
Disposals		—		(50)
Depreciation		(536)		(554)
Movement due to foreign exchange fluctuation		255		(159)

Balance at end of year	A$	3,091	A$	2,961

Plant and equipment under lease
Balance at beginning of year	A$	241	A$	235
Disposals		(17)		—
Amortization		(13)		(13)
Movement due to foreign exchange fluctuation		24		(6)

Balance at end of year	A$	235	A$	216

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7—Publishing Rights, Titles and Television Licenses

	At June 30,
	(in millions)
	2001		2002
At cost	A$	31,051	A$	35,348

	A$	31,051	A$	35,348

In accordance with AASB 1041 “Revaluation of Non-Current Assets”, as at July 1, 2000 publishing rights, titles and television licenses previously carried at valuation were reverted to a cost basis of measurement, with the existing revalued carrying amounts at July 1, 2000 deemed to be their cost. The Group had previously revalued these assets, although the Group has not recorded any revaluation increments since 1990.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8—Interest Bearing Liabilities

	At June 30,
	(in millions)
	2001		2002
Loans payable unsecured:
8 5/8% Senior Notes (US$500,000,000) due February 1, 2003 (a)(h)	A$	988	A$	74
8 1/2% Senior Notes (US$500,000,000) due February 15, 2005 (a)		988		887
8.75% Senior subordinated notes (US$170,000,000) due February 15, 2006 (c)		332		—
8.875% Senior Notes (US$500,000,000) due August 15, 2007 (g)		988		927
9.75% Senior Discount Notes (US$405,000,000) due August 15, 2007 (g)		719		744
6.625% Senior debentures (US$350,000,000) due January 9, 2008 (b)		692		621
7 3/8% Senior debentures (US$200,000,000) due October 17, 2008 (b)		395		355
10 1/8% Senior debentures (US$300,000,000) due October 15, 2012 (a)(d)		593		54
9 1/4% Senior debentures (US$500,000,000) due February 1, 2013 (a)		988		887
8 5/8% Senior debentures (A$150,000,000) due February 7, 2014 (b)		150		150
7.6% Senior debentures (US$200,000,000) due October 11, 2015 (b)		395		355
8% Senior debentures (US$400,000,000) due October 17, 2016 (b)		790		709
7.25% Senior debentures (US$350,000,000) due May 18, 2018 (b)		692		621
8 1/4% Senior debentures (US$250,000,000) due August 2018 (b)		494		443
Liquid Yield Option Notes (LYONs) ™ (US$1,515,000,000) due February 28, 2021 (e)		1,513		1,405
8 7/8% Senior debentures (US$250,000,000) due April 26, 2023 (b)		494		443
7 3/4% Senior debentures (US$200,000,000) due January 20, 2024 (b)		395		355
7 3/4% Senior debentures (US$90,000,000) due February 1, 2024 (b)		178		159
9 1/2% Senior debentures (US$200,000,000) due July 15, 2024 (b)		395		355
8 1/2% Senior debentures (US$200,000,000) due February 23, 2025 (b)		395		355
7.7% Senior debentures (US$250,000,000) due October 30, 2025 (b)		494		443
7.43% Senior debentures (US$240,000,000) due October 1, 2026 (b)		474		426
7 1/8% Senior debentures (US$200,000,000) due April 8, 2028 (b)		395		355
7.3% Senior debentures (US$200,000,000) due April 30, 2028 (b)		395		355
7.28% Senior debentures (US$200,000,000) due June 30, 2028 (b)		395		355
7.625% Senior debentures (US$200,000,000) due November 2028 (b)		395		355
6.703% MOPPrS (US$150,000,000) due May 21, 2034 (f)		296		266
8.45% Senior debentures (US$200,000,000) due August 1, 2034 (b)		395		355
8.15% Senior debentures (US$300,000,000) due October 17, 2036 (b)		593		532
6.75% Senior debentures (US$250,000,000) due January 9, 2038 (b)		494		443
7.75% Senior debentures (US$600,000,000) due December 1, 2045 (b)		1,186		1,064
7.9% Senior debentures (US$150,000,000) due December 1, 2095 (b)		296		266
8 1/4% Senior debentures (US$100,000,000) due October 17, 2096 (b)		198		177
Other		12		—

		18,592		15,291

Less current maturities.		—		1,799

Total long-term unsecured loans		18,592		13,492

Total long-term unsecured bank loans payable		150		93

Total non-current interest bearing liabilities	A$	18,742	A$	13,585

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8—Interest Bearing Liabilities (continued)

As of June 30, 2002, the Group’s debt rating from Moody’s (Ba1 for subordinated notes and Baa3 for senior unsecured notes) and Standard and Poors (BBB-) were within investment grade scale. As at June 30, 2002, the Group was in compliance with all of its debt covenants. Fair value of interest bearing liabilities, in aggregate, amounts to A$15,527 million.

(a)
The terms include covenants, which among other things restrict secured indebtedness to 10% of tangible assets and in certain circumstances limit new senior indebtedness. Redemption may occur, at the option of the holders, at 101% of the principal plus an accrued interest amount in certain circumstances where a change of control is deemed to have occurred.

(b)
The terms include covenants which among other things, restrict secured indebtedness to 10% of tangible assets. Redemption may occur, at the option of the holders, at 101% of the principal amount in certain circumstances where a change of control is deemed to have occurred.

(c)	These notes were issued by Heritage Media Corporation, an indirect subsidiary of TNCL, and pay interest semi-annually at a rate of 8.75% per annum. These notes were fully repaid during fiscal 2002.

(d)
The senior debentures can be redeemed, at the option of the Group, on or after October 15, 2002 at specified premiums. Pursuant to an offer to noteholders, a substantial portion of these notes were redeemed during the current year. The Group recognized a loss of A$64 million (US$34 million) on the early extinguishment of debt, which is included within Other expenses before tax in the Statement of Financial Performance. It is the Group’s current intention to redeem the remaining debentures within the next 12 months and as such the remaining debentures have been classified as current.

(e)
The notes pay no periodic interest and the aggregate principal amount at maturity of US$1,515 million represents a yield of 3.5% per annum on the issue price. The holders may exchange the notes at any time into shares or ADRs of TNCL or, at the option of the Group, the cash equivalent thereof at a fixed exchange rate of 48.5932 preferred shares per US$1,000 note. The notes are redeemable at the option of the holders on certain dates at specified redemption values. The Group, at its election, may satisfy the redemption amounts in cash, ADRs or any combination thereof. The Group can redeem the notes in cash at any time on or after February 28, 2006 at specified redemption values. The notes were recorded at a discount and are being accreted using the effective interest rate method.

(f)
In May 1998, the Group issued 6.703% Mandatory Par Put Remarketed Securities (“MOPPrS”) due May 21, 2034. In connection with the issuance of MOPPrS, the Group entered into a remarketing agreement dated as on May 21, 1998 (the “Remarketing Agreement”), with the remarketing dealer named therein (the “Remarketing Dealer”), pursuant to which the MOPPrS are subject to mandatory tender in favor of the Remarketing Dealer on May 21, 2004 (the “Remarketing Date”), for a purchase price equal to 100% of the principal amount of the outstanding MOPPrS. Upon the Remarketing Dealer’s election to remarket the MOPPrS, the interest rate to the May 21, 2034 maturity date of the MOPPrS will be adjusted to reach the sum of 5.958% plus the applicable spread (as defined in the Remarketing Agreement). In the event the Remarketing Dealer does not elect to remarket the MOPPrS, they will mature on the Remarketing Date.

(g)
In June 2002, the Group and Fox Sports Networks, an indirect subsidiary of the Group, irrevocably called for redemption of all outstanding 8.875% Senior Notes and the 9.75% Senior Discount Notes. The Group recognized a loss of US$42 million on the irrevocable early extinguishment of the debt, which is included within Other expenses before tax in the Statement of Financial Performance at June 30, 2002. The terms include covenants that, among other things, limit the incurrence of additional debt by Fox Sports and distributions to partners.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8—Interest Bearing Liabilities (continued)

(h)
In March 2002, the Group offered to purchase for cash any and all of its outstanding US$500 million aggregate principal amount of 8 5/8% Senior Notes due 2003. Approximately 92% of these Notes were tendered and accepted for payment. The Group recognized a loss of A$47 million (US$24 million) on the early extinguishment of debt which is included within Other expenses before tax in the Statement of Financial Performance at June 30, 2002.

As of June 30, 2002, aggregate maturities of borrowings during the next five years are as follows: 2003—A$1,799 million, 2004—A$ nil, 2005—A$887 million, 2006—A$ nil, 2007—A$ nil and thereafter—A$12,605 million.

At June 30, 2001 and 2002, the Group was not party to any interest rate swap agreements, except for items discussed below.

	At June 30,
	(in millions)
	2001		2002
Revolving credit facility(a)	A$	—	A$	—
Term loan and revolving credit facilities(b)		213		150

		213		150
Less: Current maturities		63		57

Total long-term bank loans	A$	150	A$	93

(a)
The Group has a US$2 billion Revolving Credit Agreement (as amended). The significant terms of the agreement include requirements that the Group maintain specific gearing and cash flow ratios and limitations on secured indebtedness. The maturity of this facility is June 30, 2004. The Group pays interest for borrowings in US dollars at LIBOR plus 0.50%; for borrowings in Sterling at LIBOR rate plus 0.50%; and for borrowings in Australian dollars at Australian bank bill rates plus 0.50%. A commitment fee of 0.15% is payable on the unused portion of the available credit. There were no borrowings made against this facility during fiscal 2001 or fiscal 2002. (See Note 24).

(b)	Includes a facility for 22 billion Japanese Yen (JPY) at an interest rate of 4.20% per annum. This facility matures in June 2005.

Total unused credit facilities as at June 30, 2002 amounted to A$3,546 million (2001—A$4,101 million).

Total debt outstanding at June 30, 2002 was A$15,441 million as compared to A$18,805 million at June 30, 2001. At June 30, 2002, the impact of the foreign currency movements reduced reported debt by A$1,909 million (2001—A$2,762 million increase).

Interest bearing liabilities are repayable in the following currencies:

	In Home Currencies				In Australian dollars
	(in millions)				(in millions)
	June 30, 2001		June 30, 2002		June 30, 2001		June 30, 2002
Australian dollars	A$	150	A$	150	A$	150	A$	150
Indian Rupees	INR$	300	INR$	262		13		10
Japanese Yen		¥12,572		¥9,430		200		140
United States dollars	US$	9,333	US$	8,540		18,442		15,141

Total interest bearing liabilities					A$	18,805	A$	15,441

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8—Interest Bearing Liabilities (continued)

The Group has entered into a foreign currency swap, whereby the Group has received JPY 26.52 billion in exchange for US$240 million (at an initial exchange rate of 110.50). The fair value of this swap is US$46 million. Each year on April 1st and October 1st, the Group will receive interest in US dollars at a fixed rate of 7.43% of the initial principal and in return, will pay interest in yen on the JPY 26.52 billion, at the six month JPY LIBOR plus 0.37% (six month JPY LIBOR was 0.02% at June 30, 2002). The termination date of this swap is October 2, 2006.

Note 9—Pension Plans and Other Postretirement Benefits

The Group participates in more than 70 pension plans covering substantially all of its employees. The Group has a legally enforceable obligation to contribute to some plans and is not required to contribute to others. Australian and Asian plans include both contributory and non-contributory defined benefit plans and non-contributory accumulation plans. The plans of the United Kingdom controlled entities include both contributory accumulation plans, contributory and non-contributory defined benefit pension plans covering all employees while the plans of the United States subsidiaries are defined benefit pension plans and non-contributory and contributory accumulation plans covering all employees not covered by union administered plans. The total pension and savings plan expense for the years ended June 30, 2000, 2001 and 2002 was A$69 million, A$69 million and A$99 million, respectively. Amounts charged to operations under certain of the plans include the amortization of past service cost over 4 to 40 years. The Group’s funding policy with respects to qualified pension plans is to contribute annually not less than the minimum required by applicable law and regulation.

Accumulated plan benefits and plan net assets for the Group’s defined benefit plans as of June 30, 2001 are as follows:

	Assets Exceed Projected Benefits		Projected Benefits Exceed Assets		Total
	(in millions)
Actuarial present value of accumulated benefit obligations:
Vested	A$	696	A$	1,034	A$	1,730
Non-vested		3		—		3

Accumulated benefit obligation		699		1,034		1,733
Effect of projected future salary increases		18		98		116

Total projected benefit obligations		717		1,132		1,849
Plan assets at fair value		971		943		1,914

Plan assets in excess of (less than) projected benefit obligations	A$	254	A$	(189)	A$	65

Accumulated plan benefits and plan net assets for the Group’s defined benefit plans as of June 30, 2002 are as follows:

	Assets Exceed Projected Benefits		Projected Benefits Exceed Assets		Total
	(in millions)
Actuarial present value of accumulated benefit obligations:
Vested	A$	472	A$	1,521	A$	1,993
Non-vested		1		2		3

Accumulated benefit obligation		473		1,523		1,996
Effect of projected future salary increases		1		139		140

Total projected benefit obligations		474		1,662		2,136
Plan assets at fair value		573		1,095		1,668

Plan assets in excess of (less than) projected benefit obligations	A$	99	A$	(567)	A$	(468)

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9—Pension Plans and Other Postretirement Benefits (continued)

The following assumptions were used in accounting for the Group’s pension plans for the year ended June 30:

	2000	2001	2002
Discount rate	5.5%-7.8%	6.0%-7.8%	6.0%-7.0%
Expected Rate of Return on Plan Assets	7.0%-10.0%	7.0%-10.0%	7.0%-9.0%
Rate of increase in future compensation	4.0%-6.0%	3.5%-5.5%	3.5%-5.5%

Details of the major plans in which the Group participates are:

Actuarial Assessment
Name of Fund	Type of Benefit	Group Contribution Obligations	Date	By
Australia
NewsSuper	Defined benefit and defined contribution	As required to fund Defined benefit	July 1, 2002	William M. Mercer Pty Limited
News Employees Superannuation Trust	Defined benefit and defined contribution	As required to fund Defined benefit	July 1, 2002	William M. Mercer Pty Limited
News Limited Group Superannuation Fund	Defined contribution	8% of members’ salaries	Not applicable

Hong Kong
Star Provident Fund	Non-contributory and defined contribution	10% of base salary	Not applicable
Star Mandatory Provident Fund	Contributory and defined contribution	5% of members’ relevant monthly	Not applicable

United Kingdom
News International plc
Pension and Life
Assurance Plan for	Non-contributory and	As required to fund		William M. Mercer
Senior Executives	defined benefit	defined benefit	July 1, 2000	Pty Limited
News International	Contributory and	8% of members’	October 1,	William M. Mercer
Pension Plan	defined contribution	basic pay	2001	Pty Limited
HarperCollins Pension				Watson/Wyatt
& Life Assurance	Contributory and	As required to fund		Consultants &
Scheme	defined benefit	defined benefit	March 1, 2000	Actuaries
Harper Collins				Watson/Wyatt
Executive Pension &	Contributory and	As required to fund		Consultants &
Life Assurance Scheme	defined contribution	defined benefit	March 1, 2000	Actuaries
Digimedia Vision
Pension and Life	Contributory and	As required to fund	December 1,	William M. Mercer
Assurance Plan	defined benefit	defined benefit	2001	Pty Limited

United States
News America, Inc. Employees’ Pension and Retirement Plan	Non-contributory defined benefit	As required to fund defined benefit	January 1, 2002	Consulting Actuaries International Inc
Fox Pension Plan	Non-contributory defined benefit	As required to fund defined benefit	January 1, 2002	Buck Consultants

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9—Pension Plans and Other Postretirement Benefits (continued)

Name of Fund	Type of Benefit	Group Contribution Obligations	Actuarial Assessment
			Date	By
Fox Investment Plan (401(k) Plan)	Contributory defined contribution	The Group matches up to 3% of eligible compensation	Not applicable

Pension Plan for Union Employees of Fox Television Stations, Inc.	Contributory defined benefit	As required to fund defined benefit plus voluntary member contributions	January 1, 2002	Buck Consultants

Los Angeles Dodgers’ Pension Plan	Non-contributory defined benefit	As required to fund defined benefit	January 1, 2002	The Elper Company

Los Angeles Dodgers’ Savings Plan (401(k) Plan)	Frozen contributory defined contribution	No contributions—frozen plan	Not applicable

The HarperCollins retirement Plan	Non-contributory defined accumulation	From 1% to 14% of members’ gross wages	Not applicable

News America, Inc. Savings Plan	Contributory and defined contribution	The Group matches up to 3% of eligible compensation	Not applicable

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10—Income Taxes

	Years Ended June 30,
	(in millions)
	2000		2001		2002
Income tax (expense) benefit consists of:
Current
Australia	A$	(76)	A$	—	A$	(50)
Foreign		(181)		(268)		(353)

		(257)		(268)		(403)
Deferred
Australia		(72)		11		41
Foreign		(350)		269		(293)

	A$	(422)	A$	280	A$	(252)
Total	A$	(679)	A$	12	A$	(655)

	Years Ended June 30,
	(in millions)
	2000		2001		2002
Profit (loss) from ordinary activities before tax	A$	2,737	A$	(562)	A$	(10,959)
Net loss from associated entities		(298)		(249)		(1,434)

	A$	3,035	A$	(313)	A$	(9,525)
Prima facie tax (benefit) expense at 30% (2000 36% and 2001 34%)	A$	1,093	A$	(106)	A$	(2,858)
Income tax (benefit) expense		679		(12)		655

Difference	A$	414	A$	(94)	A$	(3,513)

	Years Ended June 30,
	(in millions)
	2000		2001		2002
Difference due to:
Different tax rates applicable in countries other than Australia	A$	85	A$	(43)	A$	847
Dividends on which tax is rebateable		24		12		4
Capital items (a)		(55)		(305)		(4,503)
Investments and capital allowances		93		112		145
Other permanent differences between accounting and tax profit		(9)		9		(27)
Reduction in current year income tax expense due to tax losses not recorded in prior years		296		138		53
Current year losses not reflected in income tax expense		(20)		(17)		(32)

	A$	414	A$	(94)	A$	(3,513)

(a)	For the year ended June 30, 2002, capital items principally relate to the exclusion of the Gemstar-TV Guide write down as it is not expected to be realized in the future.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10—Income Taxes (continued)

	Years Ended June 30,
	(in millions)
	2000		2001		2002
The components of deferred tax expense are:
Australia
Depreciation	A$	—	A$	—	A$	4
Other		(72)		11		37

	A$	(72)	A$	11	A$	41
Foreign
Professional sports contract writedown	A$	—	A$	—	A$	477
EchoStar transaction		(216)		(158)		—
Change in accounting policy		—		421		—
Depreciation		(50)		30		33
Amortization		(119)		(134)		48
Other investments		—		113		135
Utilization of NOL		—		—		(959)
Other		35		(3)		(27)

	A$	(350)	A$	269	A$	(293)

	A$	(422)	A$	280	A$	(252)

Income tax benefits attributable to tax losses utilized in arriving at the provision for deferred income tax amounted to A$648 million (2001—A$545 million). Amounts of A$19 million (2001—$16 million) are included in future income benefits relating to tax losses carried forward. These benefits, which expire between 2003 and 2022, will be recognized if future taxable income is sufficient in amount and of a nature which qualifies under the statutes in effect at the time the deduction is made.

Deferred income tax expense includes amounts, which under applicable tax statutes are not payable within one year. This liability is classified in the accompanying statement of financial position as a non-current liability.

There is no material impact upon the Group’s tax expense for the year ended June 30, 2002 arising from the Australian Government’s proposed Tax Consolidation legislation.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11—Non-Current Payables

Included in non-current payables are contractual obligations payable and television program rights payable of approximately A$1,746 million (2001—A$1,517 million). Contractual obligations consist primarily of participants share payable and talent residuals on film product.

Note 12—Commitments and Contingencies

The Group has commitments under certain firm contractual arrangements (“firm commitments”) to make future payments. These firm commitments secure the future rights to various assets and services to be used in the normal course of operations. The following table summarizes the Group’s material firm commitments at June 30, 2002.

	In millions
	Payments Due by Period
	1 year		2-3 years		4-5 years		After 5 years		Total
Contracts for Capital Expenditure
Buildings	A$	16	A$	—	A$	—	A$	—	A$	16
Plant and machinery		127		18		3		1		149

	A$	143	A$	18	A$	3	A$	1	A$	165

Operating Leases (a)
Land and buildings	A$	284	A$	505	A$	440	A$	2,445	A$	3,674
Plant and machinery		48		49		22		8		127

	A$	332	A$	554	A$	462	A$	2,453	A$	3,801

Other commitments
Unsecured loans payable (b)	A$	1,799	A$	887	A$	—	A$	12,605	A$	15,291
Term loans (b)		57		93				—		150
Exchangeable preferred securities (b)		—		—		—		1,690		1,690
New Millennium II Preferred Interest		1,021		424		62		—		1,507
News America Marketing (c)		59		80		6		—		145
Major League Baseball (d)		592		1,356		1,589		—		3,537
National Football League (e)		1,020		2,642		1,445		—		5,107
National Association Stock Car Auto Racing (f)		356		879		950		688		2,873
Cricket (g)		174		149		406		—		729
Commitment for purchase of TV Station (h)		754		—		—		—		754
Other programming commitments (i)		1,573		1,554		1,196		2,753		7,076
Other obligations		452		653		175		333		1,613

	A$	7,857	A$	8,717	A$	5,829	A$	18,069	A$	40,472

Total commitments, borrowings and contractual obligations	A$	8,332	A$	9,289	A$	6,294	A$	20,523	A$	44,438

The Group also has certain contractual arrangements in relation to certain associates that would require the Group to make payments or provide funding if certain circumstances occur (“contingent guarantees”). The Group does not expect that these contingent guarantees will result in any amounts being paid by the Group in the foreseeable future. The timing of the amounts presented in the table below reflect when the maximum contingent guarantees will expire and does not indicate that the Group expects to incur an obligation to make payments during that time frame.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12—Commitments and Contingencies (continued)

	In millions Amount of Commitment Expiration Per Period
	1 year		2-3 years		4-5 years		After 5 years		Total
FOXTEL (j)	A$	12	A$	24	A$	24	A$	148	A$	208
STAR (k)		77		76		—		—		153
Transponder leases guarantees (l)		55		110		104		406		675
Chicago RSN (m)		76		165		186		1,434		1,861
Star Channel Japan (n)		48		—		42		—		90

	A$	268	A$	375	A$	356	A$	1,988	A$	2,987

(a)
The Group leases transponders, office facilities, warehouse facilities, equipment and microwave transmitters used to carry its broadcast signals. These leases, which are classified as operating leases, expire at various dates through 2016. In addition, the Group leases various printing plants, which expire at various dates through 2094.

(b)
TNCL has guaranteed borrowings of controlled entities of A$15,441 million (2001—A$18,805 million). Additionally, TNCL has film distribution agreement guarantees in respect of controlled entities of A$1,507 million (2001—A$1,663). Under the terms of deeds of indemnity, any deficiency of funds, if any Australian wholly-owned controlled entity is wound up, will be met by the parent entity.

(c)
News America Marketing (“NAM”), a leading provider of in-store marketing products and services primarily to consumer packaged goods manufacturers, enters into minimum guarantee agreements with retailers.

(d)
The Group’s six-year contract with Major League Baseball (“MLB”) grants the Group rights to telecast certain regular season and all post-season MLB games. The contract began with the 2001 MLB season and ends with the 2006 MLB season. The remaining future scheduled payments for telecast rights to such MLB games aggregated approximately US$1,995 million as of June 30, 2002 before sublicense fees are considered. For the duration of its contract with MLB, the Group has sublicensed telecast rights to certain MLB post-season games to The Walt Disney Company (“Disney”), and is entitled to be paid the remaining sublicense fee aggregating US$590 million over the remaining term. The amounts reflected on this schedule have not been reduced by the sublicense.

(e)
Under the Group’s eight-year contract with the National Football League (“NFL”) through 2006, which contains certain termination clauses, remaining future minimum payments for program rights to broadcast certain football games aggregated approximately US$2,880 million as of June 30, 2002 and are payable over the remaining five-year term of the contract assuming no early terminations.

(f)
The Group’s contracts with the National Association of Stock Car Auto Racing (“NASCAR”), which contains certain termination clauses, give the Group rights to broadcast certain NASCAR races through fiscal 2009 and exclusive NASCAR content rights as well as the NASCAR brand to be exploited with a new NASCAR cable channel or the existing Speed Channel through fiscal 2013. The remaining future minimum payments aggregated approximately US$1,621 million as of June 30, 2002 and are payable over the terms assuming no early terminations.

(g)
The Group has acquired the exclusive rights to transmit and exploit the signals for the 2003 and 2007 Cricket World Cups and other related International Cricket Council (“ICC”) cricket events for a minimum guarantee of US$550 million through fiscal 2008. The Group has guaranteed this contract and has been granted the right of first refusal and the last right to match for the broadcast rights in their respective territories. As of June 30, 2002, the remaining minimum guarantee is US$411 million over the remaining term.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12—Commitments and Contingencies (continued)

(h)	In June 2002, the Group entered into an agreement to acquire WPWR-TV in Chicago from Newsweb Corporation for US$425 million. This acquisition closed in August 2002.

(i)
The Group’s minimum commitments and guarantees under certain other programming, players, licensing and other agreements aggregated approximately US$3,991 million at June 30, 2002, which are payable principally over a five- year period.

(j)
The Group, Telstra Corporation Limited (“Telstra”) and Publishing and Broadcasting Limited (“PBL”) are participants in a partnership known as FOXTEL, which has established a Pay TV operation in Australia. FOXTEL has entered into long-term channel supply agreements with various parties for exclusive rights to their programming. The Group and Telstra have severally guaranteed minimum subscriber payments under certain agreements entered into by FOXTEL, and PBL has provided News Corporation with an indemnity for 50% of the liability of the Group. These agreements prescribe payments of approximately US$470 million, for future programming based on subscriber numbers subject to minimal annual payment. The Group has included 25% of these prescribed payments as a commitment.

(k)
The Group has guaranteed certain sports right contracts for certain associated entities of STAR. The aggregate of the guarantees is approximately US$87 million (2001—US$108 million) and extend to May 2004.

(l)
The Group has guaranteed various transponder and other leases for certain associated entities operating in Latin America. The aggregate of these guarantees is approximately US$355 million (2001—US$384 million) and extends to 2019.

(m)	The Group has guaranteed various sports rights agreements for certain associated entities. The aggregate of these guarantees is approximately US$1,050 million and extends through 2019.

(n)
The Group has guaranteed a bank loan facility of A$89 million for Star Channel Japan. The facility covers a term loan of A$42 million which matures in September 2005 and an agreement for overdraft of A$48 million.

As of June 30, 2001 the Group had commitments of A$30.7 billion mainly relating to commitments to broadcast television programs. Of these commitments A$5.6 billion was payable within one year, A$16.2 billion was payable within 2 and 5 years and A$8.9 billion was payable after 5 years.

Regional Programming Partners

In December 1997, Rainbow Media Sports Holdings, Inc. (“Rainbow”) (a subsidiary of Cablevision Systems Corporation (“Cablevision”)) and Fox Sports Net, Inc. (“Fox Sports Net”) (a subsidiary of the Group) formed Regional Programming Partners (“RPP”) to hold various programming interests in connection with the operation of certain RSNs (“Rainbow Transaction”). Rainbow contributed various interests in RSNs, the Madison Square Garden Entertainment Complex, Radio City Music Hall, the New York Rangers NHL franchise, and the New York Knickerbockers NBA franchise, to RPP in exchange for a 60% partnership interest in RPP, and Fox Sports Net contributed US$850 million in cash for a 40% partnership interest in RPP.

Pursuant to the RPP partnership agreement upon certain actions being taken by Fox Sports Net, Rainbow has the right to purchase all of Fox Sports Net’s interests in RPP. The buyout price will be the greater of (i) (a) US$2.125 billion, increased by capital contributions and decreased by capital distributions, times Fox Sports Net’s interest in RPP plus (b) an 8% rate of return on the amount in (a) and (ii) the fair market value of Fox Sports Net’s interest in RPP. Consideration will be, at Rainbow’s option, in the form of cash or a three-year note with an interest rate of prime plus ½%. In addition, for 30 days following December 18, 2002 and during certain periods thereafter, so long as RPP has not commenced an initial public offering of its securities, Fox Sports Net has the right to cause Rainbow to, at Rainbow’s option, either (i) purchase all of Fox Sports Net’s interests in RPP or (ii) consummate an initial public offering of RPP’s securities. The purchase price will be the fair market value of Fox Sports Net’s interest in RPP and the consideration will be, at Rainbow’s option, in the form of marketable securities of certain affiliated companies of Rainbow or a three-year note with an interest rate of prime plus ½%.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12—Commitments and Contingencies (continued)

In connection with the Rainbow Transaction, Rainbow and Fox Sports Net formed National Sports Partners (“NSP”) in which each of Rainbow and Fox Sports Net were issued a 50% partnership interest to operate Fox Sports Net (“FSN”), a national sports programming service that provides its affiliated RSNs with 24 hour per day national sports programming. In addition, Rainbow and Fox Sports Net formed National Advertising Partners (“NAP”), in which each of Fox Sports Net and Rainbow were issued a 50% partnership interest, to act as the national advertising sales representative for the Fox Sports Net-owned RSNs and the RPP-owned and managed RSNs. Independent of the arrangements discussed above relating to RPP, for 30 days following December 18, 2002 and during certain periods thereafter, so long as NSP and NAP have not commenced an initial public offering of its securities, Rainbow has the right to cause Fox Sports Net to, at Fox Sports Net’s option, either (i) purchase all of Rainbow’s interests in NSP and NAP, or (ii) consummate an initial public offering of NSP’s and NAP’s securities. The purchase price will be the fair market value of Rainbow’s interest in NSP and NAP and the consideration will be, at Fox Sports Net’s option, in the form of marketable securities of certain affiliated entities of Fox Sports Net or a three-year note with an interest rate of prime plus ½%.

AWAS
During 2000, the Group sold all of its interest in Ansett Worldwide Aviation Services (“AWAS”). Following the sale, the Group received an indemnity from the acquirer of its interest in AWAS against the contingent liability under the guarantees of certain leveraged lease transactions. These guarantees total A$nil at June 30, 2002 (2001-A$322 million) as the liabilities were fully satisfied during the year at no cost to the Group.

Other
Various claims arise in the ordinary course of business against controlled entities. The amount of the liability (if any) at June 30, 2002 cannot be ascertained, but the Group believes that any resulting liability would not materially affect the financial position of the Group.

Income tax would arise if certain fixed assets, investments and publishing rights, titles and television licenses were to be disposed. As there is no present intention to dispose of any of these assets, the Directors believe it would be misleading to record any amount against this contingency.

Note 13—Exchangeable Preferred Securities

	At June 30,
	(in millions)
	2001		2002
9,725,669 Exchangeable Trust Originated Preferred Securities (a)	A$	1,883	A$	1,690
Redeemable Preferred Securities (b)		1,784		—

	A$	3,667	A$	1,690

(a)
In November 1996, the Group, through a trust (the “Exchange Trust”) wholly-owned by News America Incorporated (“NAI”), a subsidiary of the Group, issued 10 million 5% Exchangeable Trust Originated Preferred Securities (the “Exchangeable Preferred Securities”) for aggregate gross proceeds of US$1 billion. Such proceeds were invested in (i) preferred securities representing a beneficial interest of NAI’s 5% Subordinated Discount Debentures due November 12, 2016 (the “Subordinated Debentures”) and (ii) 10,000,000 warrants to purchase from NAI ordinary shares of BSkyB (the “Warrants”). These investments represent the sole assets of the Exchange Trust. Cumulative cash distributions are payable on the Exchangeable Preferred Securities at an annual rate of 5%. The Exchangeable Preferred Securities are mandatorily redeemable on November 12, 2016 or earlier to the extent of any redemption by NAI of any Subordinated Debentures or Warrants. The Group has the right to pay cash in US dollars equal to the market value of the BSkyB ordinary shares for which the Warrants are exercisable in lieu of delivering freely tradeable shares. The Group and certain of its direct and indirect subsidiaries have certain obligations relating to the Exchangeable Preferred Securities, the preferred securities representing a beneficial interest in the Subordinated Debentures, the Subordinated Debentures and Warrants which amount to a full and unconditional guarantee of the respective issuer’s obligations with respect thereto.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13—Exchangeable Preferred Securities (continued)

(b)
In conjunction with the unwinding of American Sky Broadcasting, LLC (“ASkyB”) during fiscal 1999, the Group recorded approximately US$800 million related to its requirement to issue redeemable preferred securities to MCI Communications Corporation (“MCI”). Interest accrues on this obligation at a rate of 6% per annum. In February 2002, the Group settled the outstanding obligation and accrued interest of US$1,017 million for US$930 million. The consideration consisted of 121.2 million preferred limited voting ordinary shares of the Group, valued at US$680 million and US$250 million in cash. This settlement satisfied the Group’s obligation to issue redeemable preferred stock to WorldCom, Inc. (formerly MCI Communications Corporation). The Group recognized a US$87 million gain on the settlement of this obligation, which was recorded as Other revenues before tax in the Statement of Financial Performance.

Note 14—Outside Equity Interest in Controlled Entities

	At June 30,
	(in millions)
	2001		2002
Capital (a) (b) (c)	A$	4,734	A$	4,330
Retained profits (a) (b)		319		534
Reserves		2		13

	A$	5,055	A$	4,877

(a)
During November 1998, a subsidiary of the Group, FEG, which consists of all TNCL’s film and television production and distribution, television broadcasting, cable network programming and related businesses in the United States, sold 124,800,000 shares of its Class A Common Stock in an initial public offering (“IPO”). As of June 30, 2002, TNCL has an equity interest of 85.32% of FEG, while its voting interest amounts to 97.8%. (See Note 24)

(b)	During November 1999, an indirect subsidiary of TNCL, NDS Group plc (“NDS”) sold 10,350,000 ADSs in an IPO. TNCL currently has an equity interest of 78.25% of NDS. (See Note 16)

(c)
On March 30, 2001, the Group’s film distribution arrangement with New Millennium Investors, LLC (“New Millenium”) expired. The Group acquired the outstanding equity of New Millennium and repaid all of New Millenium’s existing debt, resulting in the acquisition of film inventories of US$650 million and the elimination of current and non-current payables of US$117 million.

Concurrently, the Group entered into a new series of film rights agreements whereby a controlled consolidated subsidiary of the Group, Cornwall Venture LLC (“NM2”), that holds certain library film rights, funds the production or acquisition costs of all eligible films, as defined, to be produced by Twentieth Century Fox Film Corporation (“TCF”), a subsidiary of the Group, between 2001 and 2004 (these film rights agreements are collectively referred to as the “New Millenium II Agreement”). NM2 is a separate legal entity from the Group and TCF and has separate assets and liabilities. NM2 issued a preferred limited liability membership interest (“Preferred Interest”) to a third party to fund the film financing, which is presented on the consolidated Statement of Financial Position as outside equity interests in controlled entities. The Preferred Interest has no fixed redemption rights but is entitled to an allocation of the gross receipts to be derived by NM2 from the distribution of each eligible film. Such allocation to the extent available based on gross receipts from the distribution of the eligible films consists of (a) a return on the Preferred Interest (the “Preferred Payments”), based on certain reference rates (generally based on US commercial paper rates or LIBOR) prevailing on the respective dates of determination, and (b) a redemption of the Preferred Interest, based on a contractually determined amortization schedule. The Preferred Interest has a preference in the event of a liquidation of NM2 equal to the unredeemed portion of the investment plus any accrued and unpaid Preferred Payments. The Group owns the controlling equity interest in NM2. Accordingly, NM2 is consolidated as the Group has control over the strategic and operational decisions of NM2 and control of all film rights held by NM2.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14—Outside Equity Interest in Controlled Entities (continued)

The net change in Preferred Interests outstanding was US$841 million and US$8 million for the years ended June 30, 2001 and 2002, respectively. These amounts consisted of issuances by the Group of additional Preferred Interests under the New Millennium II Agreement in the amount of US$131 million and US$657 million and redemptions by the Group of Preferred Interests of US$42 million and US$649 million during fiscal years 2001 and 2002, respectively. The original issuance of Preferred Interests was US$752 million in fiscal 2001.

At June 30, 2002, there was A$1,507 million (2001—A$1,663 million) of Preferred Interests outstanding, which is included in the Statement of Financial Position as outside equity interest in controlled entities, with the Preferred Payments recorded in the Statements of Financial Performance as outside equity interest.

A Ratings Trigger Event for the above agreement would occur if the Group’s debt rating:

(i)
(a) falls below BB+ and below Ba1, or (b) falls below BB, or (c) falls below Ba2, or (d) it is not rated by both rating agencies, and, in each case the Group has not, within ten business days after the occurrence of such event, provided credit enhancement so that the resulting agreement is rated at least BB+ and Ba1, or

(ii)
(a) falls below BBB- and Baa3, or (b) it is not rated by both rating agencies, and, in each case, more than US$25 million in capital payments redeemable at that time from film gross receipts remain unredeemed for at least one quarter.

If a Ratings Trigger Event were to occur then (a) no new film will be transferred, (b) rights against certain film assets may be enforced, and (c) the Preferred Interest may become redeemable.

During fiscal 2002, no Ratings Trigger Event occurred. If a Ratings Trigger Event were to occur, then US$425 million (or approximately 50% of the outstanding balance as of June 30, 2002) may be payable immediately. The balance of the redemption would be payable to the extent of future gross receipts from films that had been transferred to NM2.

Note 15—Revenue and Expense Items

	At June 30,
	(in millions)
	2000		2001		2002
Operating income is arrived at after charging:
Loss on sale of property, plant and equipment	A$	16	A$	45	A$	14
Operating lease rentals		91		76		64
Rent		194		247		315
Trade debts written off		37		79		161
Net charge to provision for:
Doubtful debts and rebates		166		151		286
Employee entitlements		87		91		99
Sundry		65		70		39

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15—Revenue and Expense Items (continued)

Auditors’ remuneration

Amounts paid or payable for auditing the amounts of the parent entity and certain controlled entities:

	At June 30,
	(in thousands)
	2000		2001		2002
Service provider
Ernst & Young	A$	—	A$	—	A$	9,070
Arthur Andersen		9,833		12,976		5,251
Other auditors		1,065		413		231

	A$	10,898	A$	13,389	A$	14,552

Amounts paid or payable for other services:

	At June 30,
	(in thousands)
	2000		2001		2002
Service provider
Ernst & Young	A$	3,327	A$	7,598	A$	7,384
Arthur Andersen		17,938		34,294		9,643
Other auditors		4,627		1,198		324

	A$	25,892	A$	43,090	A$	17,351

As at June 30, 2002, the Group had approximately 33,800 (2001-31,400) full-time equivalent employees worldwide.

	At June 30,
	(in thousands)
	2000		2001		2002
Depreciation and amortization
Goodwill	A$	41	A$	53	A$	64
Property, plant and equipment		472		608		640
Leased assets		49		45		45

	A$	562	A$	706	A$	749

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16—Other Items

The loss from ordinary activities before tax includes the following items whose disclosure is relevant in explaining the financial performance of the Group.

	Years Ended June 30,
	(in millions)
	2000	2001	2002
Sale of Echostar shares (a)	A$ 598	A$ 415	A$ 468
Sale of Fox Family Worldwide (b)	—	—	2,323
Sale of Outdoor Life (c)	—	—	271
Sale of The Golf Channel (d)	—	476	—
Sale of TM3 (e)	—	18	—
Healtheon/Web MD transaction restructure, net (f)	—	(426)	—
Write down of investment in One.Tel (g)	—	(576)	—
Write down of investment in Stream (h)	—	—	(590)
Write down of investment in KirchMedia (i)	—	—	(460)
Write down of investment in Gemstar-TV Guide (j)	—	—	(11,138)
Write down of sports rights (k)	—	—	(1,861)
Early extinguishment of debt (l)	—	—	(191)
Restructuring costs	(136)	(258)	(40)
Disposal and write down of other non-current assets (m)	(257)	(923)	(756)
Sale of Ansett (n)	197	—	—
Sale of Vox (o)	271	—	—
Sale of AWAS (p)	(184)	—	—
Sale of Asia Today Limited (q)	477	—	—
NDS float and related asset sales (r)	220	—	—

	A$1,186	A$(1,274)	A$(11,974)

Income tax (expense) benefit attributable to other items	(454)	19	(15)

Other (loss) after tax	A$ 732	A$(1,255)	A$(11,989)

Other (loss) after tax comprises:
Other revenues before income tax	4,147	3,335	5,627
Other expenses before income tax	(2,961)	(4,609)	(17,601)
Income tax (expense) benefit attributable to other items	(454)	19	(15)

	A$ 732	A$(1,255)	A$(11,989)

(a)
The Group sold its investment in Echostar Communications Corp. (“Echostar”) for total consideration of A$1,210 million, A$635 million, and A$1,312 million in 2000, 2001 and 2002, respectively. The Group recorded gains on these sales of Echostar shares of A$598 million, A$415 million and A$468 million in 2000, 2001 and 2002, respectively.

(b)
In October 2001, Fox Broadcasting Company (“FOX”), Haim Saban and the other stockholders of Fox Family Worldwide (“FFW”), sold FFW to Disney for total consideration of approximately A$10.3 billion (US$5.2 billion) (including the assumption of certain debt), of which approximately A$3.2 billion (US$1.7 billion) was in consideration of the Group’s interest in FFW. As a result of this transaction, the Group recognized a gain of approximately A$2.3 billion (US$1.2 billion) before tax and minority interest. In addition, the Group sublicensed certain post-season MLB games through the 2006 MLB season to Disney for aggregate consideration of approximately A$1.2 billion (US$675 million), payable over the entire period of the sublicense.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16—Other Items (continued)

(c)
In July 2001, as a result of the exercise of rights by existing shareholders of Outdoor Life Network LLC (“Outdoor Life”), the Group acquired 50.23% of Outdoor Life for approximately A$608 million (US$309 million). This acquisition resulted in the Group owning approximately 83.18% of Outdoor Life. In October 2001, a shareholder of Outdoor Life acquired the Group’s ownership interest in Outdoor Life for approximately US$512 million in cash. Upon the closing of the sale of the Group’s ownership interest in Outdoor Life, the Group recognized a gain of A$271 million (US$142 million).

(d)
In June 2001, the Group sold its 31% interest in The Golf Channel to Comcast for a total consideration of approximately A$695 million, of which A$676 million was received in cash during fiscal 2001. The Group recorded a gain on the sale of A$476 million in relation to this transaction.

(e)
In March 2000, News Germany Television Holdings Gmbh purchased a 34% interest in TM3 KG and TM3 Gmbh to increase its holdings to 100% for total consideration comprised of DM 373.2 million (A$301.4 million). In January 2001, the Group agreed to sell TM3 to KirchMedia for cash consideration of approximately DM 315 million (A$265 million) and approximately DM 500 million (A$427 million) in KirchMedia’s newly issued stock. The Group recorded a gain on this sale of approximately A$18 million. As of June 30, 2002, the Group owned approximately 2.53% of KirchMedia.

(f)
As a result of the restructuring of the Group’s investment in Healtheon/WebMD Corporation (“WebMD”), the Group swapped out of its preferred stock investment and recognized an impairment loss on its remaining common stock interest in WebMD. In exchange for the preferred shares the Group received the ownership interest in the Health Network (“THN”), warrants to purchase additional common stock in WebMD, a reduction in its obligation to provide future media services to and license content from WebMD and the elimination of future funding commitments to an international joint venture. The Group recorded a non-cash charge of approximately A$426 million (US$252 million) related to this restructuring. In June 2001, the Group sold its investment in THN to a third party for consideration valued at A$433 million.

(g)
In May 2001, TNCL became aware of serious financial problems at One.Tel Limited, an Australian telecommunications company in which TNCL owns approximately 24% of the outstanding equity. Upon completion of One.Tel’s auditors’ review of its current financial condition in late May 2001, One.Tel was placed in administration. The carrying value of the investment in One.Tel has been fully written down due to its plans to liquidate its operations.

(h)
Stream S.p.A. (“Stream”) is a satellite pay-TV provider in Italy. In April 2000, the Group entered into an agreement to increase its interest in Stream to 50% through the purchase of shares of certain minority interest holders for approximately US$85 million (A$142 million). Pursuant to this agreement, in April 2000, the Group increased its equity ownership interest to 41.7% and in June 2000, further increased its equity interest to 50%. During the year, the Group wrote down its investment in Stream by $590 million to an amount considered by the Directors to be the recoverable amount at June 30, 2002. The Group will continue to monitor this investment and as circumstances change will assess the future recoverability of its carrying value.

(i)
During fiscal 2002, given the financial uncertainties surrounding KirchPayTV and its parent Kirch Gruppe, the Group has recognized a charge of A$460 million to fully write down its investment in KirchMedia.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16—Other Items (continued)

(j)
In July 2000, TV Guide, Inc. completed a merger with Gemstar International Group Limited (“Gemstar”) pursuant to which TVG became a wholly-owned subsidiary of Gemstar which was renamed Gemstar-TV Guide International, Inc The Group’s ownership of the merged entity at July 2000 was approximately 21.38%. In May 2001, TNCL acquired approximately 80% of Liberty’s 21.3% interest in Gemstar-TV Guide in exchange for approximately 121.5 million ADRs representing 486 million TNCL preferred limited voting ordinary shares. The acquisition by TNCL of a further interest in Gemstar-TV Guide through the issuance of preferred shares is a non-cash transaction, with investments and contributed equity increasing by A$7,920 million. In December 2001, the Group acquired the remaining 20% of Liberty’s interest in Gemstar-TV Guide in exchange for approximately 28.8 million ADRs of the Group representing approximately 115.2 million preferred limited voting ordinary shares valued at A$1,407 million. This acquisition was a non-cash transaction, with investments and contributed equity increasing by A$1,407 million. As a result of this transaction, the Group’s ownership interest in Gemstar-TV Guide increased to 42.6% (42.9% at June 30, 2002). As at June 30, 2002, the Group owned approximately 175 million shares in Gemstar-TV Guide and recorded a charge to reflect the permanent impairment in carrying value of A$11.1 billion. The charge was determined by reference to Gemstar-TV Guide’s share price at June 28, 2002 of US$5.39 per share.

(k)
As a result of the downturn in the United States of America in sports related advertising during the year, together with the reduction in long-term forecast advertising growth rates, in accordance with the Group’s accounting policies, the Directors reevaluated the recoverability of the costs of certain sports contracts, principally in the United States. Accordingly, the Group recorded a one-time other expense of A$1,861 million relating to NFL (A$753 million), NASCAR (A$578 million), MLB (A$437 million) and non-US cricket programming rights (A$93 million).

(l)
During the year, the Group extinguished a substantial portion of debt owing on 10 1/8% Senior Debentures due October 2012 and on 8 5/8% Senior Notes due 2003. The Group recognized a loss of A$64 million and A$47 million, respectively, due to the early extinguishment of debt. In June 2002, the Group and Fox Sports Networks, an indirect subsidiary of the Group, irrevocably called for the redemption all of outstanding 8.875% Senior Notes and the 9.75% Senior Discounted Notes. The Group recognized a loss of A$80 million on the irrevocable early extinguishment of the debt.

(m)
During fiscal 2001, the Group wrote down certain of its non-current assets, in particular its investment in Zee Telefilms Limited (“ZTL”) and certain new media assets. During fiscal 2002, the Group further wrote down certain non-current assets, mainly interactive, media and sporting assets, to their recoverable amount. During 2002, the Group also disposed of various non-current assets for an aggregate consideration of A$96 million (2001 A$880 million). During the year, the Group also settled certain liabilities owing to MCI Communications Corporation (“MCI”), including accrued interest, of US$1,017 million for US$930 million, consisting of 121.2 million preferred limiting voting shares valued at US$680 million and US$250 million in cash. The Group recognized a gain of A$166 million on the settlement.

(n)
In June 2000, the Group completed the sale of its 50% interest in Ansett Holdings Limited (“Ansett”) to Air New Zealand Limited (“ANZ”). The Group received A$580 million in cash and certain deferred compensation based upon the market value of ANZ shares. The Group recognized a gain of A$197 million on the sale of Ansett in fiscal year 2000.

(o)
In January 2000, News Germany Television Holdings Gmbh sold its 49.9% holding in VOX to RTL Television GMBH for a consideration of DM550 million. The Group recognized a gain in the amount of A$271 million on disposal.

(p)
In April 2000, the Group sold its 50% investment in AWAS, an airline leasing operation, for approximately A$267 million (US$160 million). The Group recorded a loss on this sale of approximately A$184 million (US$116 million).

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16—Other Items (continued)

(q)
In April 2000, the Group completed the sale of its 50% interest in Asia Today Limited, whose principal assets were investments in the Zee television channels in India and Siticable, an Indian cable operator, to ZTL, a company listed on the Bombay Stock Exchange, for total consideration of approximately A$646 million (US$407 million), of which A$247 million (US$148 million) was paid in cash and the balance of the consideration in shares of ZTL. This sale resulted in a gain of A$477 million (US$301 million).

(r)
In November 1999, NDS completed an IPO of 10,350,000 American Depository Shares (“ADS”) at US$20 per ADS, for net proceeds of approximately GBP 119 million (A$302 million). The IPO resulted in a gain of A$280 million. Also, during fiscal 1999, NDS sold the digital hardware business to Tandberg Television ASA. The Group recognized a loss of A$60 million on the disposal.

Note 17—Industry and Geographical Segment Data

Business Segments

	For the Year Ended June 30, 2000
	(in millions)
	Filmed Entertainment		Television		Cable Network Programming		Magazines & Inserts		Newspapers		Book Publishing		Other		Unallocated		Total
Sales revenue	A$	6,269	A$	5,689	A$	2,005	A$	1,585	A$	4,448	A$	1,634	A$	813	A$	—	A$	22,443
Operating expenses		(6,114)		(4,536)		(1,885)		(1,174)		(3,578)		(1,493)		(921)		—		(19,701)

Operating income		155		1,153		120		411		870		141		(108)		—		2,742
Net profit (loss) from associated entities before other items		(31)		(336)		(25)		—		45		—		119		—		(228)
Net borrowing costs		—		—		—		—		—		—		—		(814)		(814)
Dividends on exchangeable preferred securities		—		—		—		—		—		—		—		(79)		(79)
Income tax expense on ordinary activities		—		—		—		—		—		—		—		(225)		(225)
Outside equity interest before other items		—		—		—		—		—		—		—		(137)		(137)
Profit before change in accounting policy and other items		—		—		—		—		—		—		—		—		1,259
Other revenues before income tax		—		1,090		—		—		—		—		3,057		—		4,147
Other expenses before income tax		—		(540)		—		—		(18)		(67)		(2,336)		—		(2,961)
Income tax benefit on other items		—		—		—		—		—		—		—		(454)		(454)
Net (loss) from associate other items		(51)		(119)		80		—		—		—		20		—		(70)

Net profit (loss) attributable to members of the parent entity	A$	73	A$	1,248	A$	175	A$	411	A$	897	A$	74	A$	752	A$	(1,709)	A$	1,921

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17—Industry and Geographical Segment Data (continued)

	For the Year Ended June 30, 2001
	(in millions)
	Filmed Entertainment		Television		Cable Network Programming		Magazines & Inserts		Newspapers		Book Publishing		Other		Unallocated		Total
Sales revenue	A$	6,795	A$	6,838	A$	2,696	A$	1,675	A$	4,600	A$	1,907	A$	1,067	A$	—	A$	25,578
Operating expenses		(6,308)		(5,831)		(2,499)		(1,238)		(3,696)		(1,702)		(1,211)		—		(22,485)

Operating income		487		1,007		197		437		904		205		(144)		—		3,093
Net profit (loss) from associated entities before other items		(28)		(316)		15		—		34		—		133		—		(162)
Net borrowing costs		—		—		—		—		—		—		—		(935)		(935)
Dividends on exchangeable preferred securities		—		—		—		—		—		—		—		(90)		(90)
Income tax expense before changed in accounting policy and other items		—		—		—		—		—		—		—		(428)		(428)
Outside equity interest before other items		—		—		—		—		—		—		—		(196)		(196)
Profit before change in accounting policy and other items		—		—		—		—		—		—		—		—		1,282
Other revenues before income tax		—		723		1,213		—		—		—		1,399		—		3,335
Other expenses before income tax		—		(888)		(1,111)		(68)		—		—		(2,542)		—		(4,609)
Income tax benefit on other items		—		—		—		—		—		—		—		19		19
Net loss from associate other items		—		(78)		—		—		(9)		—		—		—		(87)
Change in accounting policy		(1,107)		—		—		—		—		—		—		—		(1,107)
Income tax benefit on change in accounting policy		—		—		—		—		—		—		—		421		421

Net profit (loss) attributable to members of the parent entity	A$	(648)	A$	448	A$	314	A$	369	A$	929	A$	205	A$	(1,154)	A$	(1,209)	A$	(746)

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17—Industry and Geographical Segment Data (continued)

	For the Year Ended June 30, 2002
	(in millions)
	Filmed Entertainment		Television		Cable Network Programming		Magazines & Inserts		Newspapers		Book Publishing		Other		Unallocated		Total
Sales revenue	A$	7,714	A$	8,160	A$	3,569	A$	1,650	A$	4,604	A$	2,059	A$	1,258	A$	—	A$	29,014
Operating expenses		(6,810)		(7,287)		(3,189)		(1,202)		(3,782)		(1,835)		(1,367)		—		(25,472)

Operating income		904		873		380		448		822		224		(109)		—		3,542
Net profit (loss) from associated entities before other items		(19)		(446)		(79)		—		47		—		183		—		(314)
Net borrowing costs		—		—		—		—		—		—		—		(1,000)		(1,000)
Dividends on exchangeable preferred securities		—		—		—		—		—		—		—		(93)		(93)
Income tax expense before other items		—		—		—		—		—		—		—		(640)		(640)
Outside equity interest before other items		—		—		—		—		—		—		—		(278)		(278)
Profit before other items		—		—		—		—		—		—		—		—		1,217
Other revenues before income tax		—		—		4,234		—		—		—		1,393		—		5,627
Other expenses before income tax		—		(1,240)		(1,689)		—		—		—		(14,672)		—		(17,601)
Income tax expense on other items		—		—		—		—		—		—		—		(15)		(15)
Net loss from associate other items		—		(1,045)		(50)		—		(25)		—		—		—		(1,120)
Outside equity interest on other items		—		—		—		—		—		—		—		(70)		(70)

Net profit (loss) attributable to members of the parent entity	A$	885	A$	(1,858)	A$	2,796	A$	448	A$	844	A$	224	A$	(13,205)	A$	(2,096)	A$	(11,962)

Total segment revenue per AASB 1005 “Segment Reporting” is the addition of sales revenue, net (profit) loss from associated entities before Other items, Other revenues before income tax and Net (profit) loss from associate other items.

Intersegment revenues generated primarily by the Filmed Entertainment segment of A$1,484 million (2001—A$843 million) have been eliminated within the Filmed Entertainment segment. Intersegment operating income generated by the Filmed Entertainment segment of A$76 million (2001—A$24 million) have been eliminated on consolidation within the Filmed Entertainment segment.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17—Industry and Geographical Segment Data (continued)

	At June 30, 2001
	(in millions)
	Filmed Entertainment		Television		Cable Network Programming		Magazines & Inserts		Newspapers		Book Publishing		Other		Unallocated		Total
Assets
Investments in associated entities	A$	91	A$	3,004	A$	4,525	A$	—	A$	447	A$	—	A$	11,955	A$	—	A$	20,022
Segment assets		8,515		21,135		9,545		2,929		8,563		3,323		2,082		—		56,092
Corporate assets		—		—		—		—		—		—		—		8,847		8,847

Total assets		8,606		24,139		14,070		2,929		9,010		3,323		14,037		8,847		84,961
Liabilities
Segment liabilities		3,802		4,566		1,278		719		709		833		2,011		—		13,918
Corporate liabilities		—		—		—		—		—		—		—		23,448		23,448

Total liabilities		3,802		4,566		1,278		719		709		833		2,011		23,448		37,366
Acquisition of assets		123		124		535		27		632		67		404		—		1,912
Depreciation and amortization		134		170		79		17		222		14		70		—		706
Other non-cash expenses		1,107		888		1,111		68		—		—		2,472		—		5,646

	At June 30, 2002
	(in millions)
	Filmed Entertainment		Television		Cable Network Programming		Magazines & Inserts		Newspapers		Book Publishing		Other		Unallocated		Total
Assets
Investments in associated entities	A$	99	A$	1,179	A$	3,389	A$	—	A$	403	A$	—	A$	1,805	A$	—	A$	6,875
Segment assets		7,380		22,864		10,627		2,527		8,249		3,037		1,745		—		56,429
Corporate assets		—		—		—		—		—		—		—		8,137		8,137

Total assets		7,479		24,043		14,016		2,527		8,652		3,037		3,550		8,137		71,441
Liabilities
Segment liabilities		4,209		4,965		1,146		488		755		630		1,367		—		13,560
Corporate liabilities		—		—		—		—		—		—		—		18,413		18,413

Total liabilities		4,209		4,965		1,146		488		755		630		1,367		18,413		31,973
Acquisition of assets		103		5,473		1,546		9		197		10		242		—		7,580
Depreciation and amortization		131		193		82		13		225		15		90		—		749
Other non-cash expenses		—		1,238		1,683		12		—		—		14,457		—		17,390

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17—Industry and Geographical Segment Data (continued)

Geographic Segments

	2000
	(in millions)
	USA		UK		Australia		Unallocated		Total
Sales revenue	A$	16,665	A$	3,600	A$	2,178	A$	—	A$	22,443
Net (loss) from associated entities before other items		(136)		(148)		56		—		(228)
Other revenues before income tax		1,526		1,177		1,444		—		4,147

	2001
	(in millions)
	USA		UK		Australia		Unallocated		Total
Sales revenue	A$	19,094	A$	4,185	A$	2,299	A$	—	A$	25,578
Net (loss) from associated entities before other items		(85)		(73)		(4)		—		(162)
Other revenues before income tax		2,330		973		32		—		3,335
Assets
Investment in associated entities		15,756		2,360		1,906		—		20,022
Segment assets		43,093		7,508		5,491		—		56,092
Corporate assets		—		—		—		8,847		8,847

Total assets		58,849		9,868		7,397		8,847		84,961

Acquisition of assets		1,264		542		106		—		1,912

	2002
	(in millions)
	USA		UK		Australia		Unallocated		Total
Sales revenue	A$	22,194	A$	4,418	A$	2,402	A$	—	A$	29,014
Net (loss) from associated entities before other items		(222)		(113)		21		—		(314)
Other revenues before income tax		5,579		—		48		—		5,627
Assets
Investment in associated entities		4,456		671		1,748		—		6,875
Segment assets		44,035		7,247		5,147		—		56,429
Corporate assets		—		—		—		8,137		8,137

Total assets		48,491		7,918		6,895		8,137		71,441

Acquisition of assets		7,259		202		119		—		7,580

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17—Industry and Geographical Segment Data (continued)

For 2002, management has redefined the Filmed Entertainment segment to reflect a change in how the business is analyzed and evaluated. The redefined segment includes all of the previous filmed entertainment activity along with certain activities previously included in the Television segment, primarily comprised of divisions which produce and distribute television programming and also distribute feature motion pictures for syndication and cable television in the United States. Prior year segment disclosures have been reclassified to conform to current year presentation.

Sales are grouped based on countries of origin.

The following is geographic segment information on long-lived assets:

	At June 30,
	(in millions)
	2001		2002
Long-Lived Assets
United States	A$	34,428	A$	37,473
United Kingdom		6,473		6,325
Australasia		4,737		4,409
Corporate		23,150		8,587

Total	A$	68,788	A$	56,794

There were no material intersegment sales between geographic areas.

Australasia comprises Australia, Asia, Fiji, Papua New Guinea and New Zealand.

United Kingdom comprises operations conducted in Europe.

Note 18—Earnings Per Share

The following are various earnings per share calculations:

	Years ended June 30,
	2000		2001		2002
Earnings per share on net profit (loss) attributable to members of the parent entity
Basic/Diluted
Ordinary shares	A$	0.424	A$	(0.174)	A$	(2.170)
Preferred limited voting ordinary shares		0.509		(0.209)		(2.604)
Ordinary and preferred limited voting ordinary shares		0.469		(0.192)		(2.431)

	Years ended June 30,
	2000		2001		2002
	(in millions)
Basic/Diluted(a)
Denominator—weighted number of shares:
Ordinary		1,896		1,924		1,962
Preferred limited voting shares		2,107		2,217		2,979

	Years ended June 30,
	2000		2001		2002
	(in millions)
Numerator—earnings result	A$	1,877	A$	(797)	A$	(12,014)
Reconciliation to Net profit (loss) from ordinary activities after tax
Numerator		1,877		(797)		(12,014)
Outside equity interest		137		196		348
Dividends on preference shares		44		51		52
Net profit (loss) from ordinary activities after tax	A$	2,058	A$	(550)	A$	(11,614)

(a)	The basic and diluted earnings per share calculations are the same, as potential shares were anti-dilutive in accordance with AASB 1027 “Earnings per Share”.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19—Stockholders’ Equity

By Section 1408 of the Corporations Act 2001 (which carries forward Sections 1427, 1444 and 1449 of the Corporations Law) provisions of a Company’s constitution that state the authorized amount of a company’s share capital are repealed. Also, by Section 254C of the Corporations Act 2001 all shares of a company no longer have any par value. Accordingly, the share capital of the Group is now stated as a number of issued shares.

Ordinary and Preferred Shares

During fiscal 2000, TNCL issued to shareholders a total of 2,761,779 ordinary shares and 4,541,731 preferred shares under the Dividend Reinvestment and Bonus Share Plans. A total of US$305,000 Zero Coupon Notes were converted into 36,696 ordinary shares and 18,344 preferred shares. A total of US$222,096,000 Liquid Yield Option Notes were converted into 12,638,375 ordinary shares and 6,319,148 preferred shares. In July 1999, MCI Communications Corporation through a wholly–owned subsidiary, MCI Telecommunications Corporation, exercised warrants and received 225 million TNCL preferred limited voting ordinary shares for no additional consideration and immediately sold these shares to the Group for US$1,390 million. Contemporaneously, the Group sold US$895 million of such shares to two existing shareholders.

During fiscal 2001, TNCL issued to shareholders a total of 1,934,849 ordinary shares and 3,778,644 preferred shares under the Dividend Reinvestment and Bonus Share Plans. A total of US$71,000 Zero Coupon Notes were converted into 7,277 ordinary shares and 3,639 preferred shares. A total of US$915,505,000 Liquid Yield Option Notes were converted into 52,096,928 ordinary shares and 26,048,338 preferred shares.

During fiscal 2002, TNCL issued to shareholders a total of 2,332,231 ordinary shares and 5,156,667 preferred shares under the Dividend Reinvestment and Bonus Share Plans. A total of A$5.2 million Zero Coupon Notes were converted into 277,364 ordinary shares and 138,680 preferred shares.

A holder of a preferred limited voting ordinary share (“preferred share”) shall be entitled to vote at any general meeting of the TNCL by virtue of holding such share mutatis mutandis in the same manner and subject to the same conditions as the holder of an ordinary share (including as to the number of votes which may be cast on a poll) but only in the following circumstances and not otherwise:

(i)
on a proposal to reduce the share capital of TNCL, or on a proposal to wind up or during the winding up of TNCL, or on a proposal for the disposal of the whole of the property, business and undertaking of TNCL;

(ii)	on a proposal that affects rights attached to the preferred share;
(iii)	during a period which a Dividend (or part of a Dividend) in respect of the preferred share is in arrears; or
(iv)	on a resolution to approve the terms of a buy-back agreement.

Executives’ Share Option Scheme (“Scheme”), News Corporation Share Option Plan (“Plan”) and Australian Executive Option Plan (“AEOP”)

The arrangements of these three plans provide that options may be granted for a number of shares, the transfer of which will not exceed 5% of TNCL’s issued share capital to employees of management or equivalent status, including Executive Directors. The exercise price of the options issued under the arrangements is the weighted average market price of the shares sold on the Australian Stock Exchange during the five trading days immediately prior to the date the option is granted. Options granted under the Plan and the AEOP have a term of 10 years after the date of grant. The options granted under the Plan and the AEOP vest and become exercisable as to one quarter on each anniversary of the grant. The options granted under the Plan and the AEOP allow the Group to procure the transfer of issued ordinary or preferred shares to option holders rather than issue new shares to them. There are currently no options issued and outstanding under the Scheme.

Under the UK Plan (a sub-plan to the The News Corporation Share Option Plan) the exercise price of options granted represent a discount of up to 20% of the market price of the shares as at the grant date of the option.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19—Stockholders’ Equity (continued)

A summary of the option scheme activity is as follows (option numbers in thousands of shares):

	2000			2001			2002
	Options	Weighted Avg Ex. Price		Options	Weighted Avg Ex. Price		Options	Weighted Avg Ex. Price
Outstanding at beginning of year	97,823	A$	7.71	139,669	A$	11.07	159,507	A$	12.71
Granted	70,902		15.49	33,357		17.60	52,720		12.46
Exercised	(23,296)		6.09	(9,645)		6.21	(5,763)		6.38
Cancelled	(5,760)		7.21	(3,874)		11.32	(6,439)		12.80

Outstanding at end of year	139,669	A$	11.07	159,507	A$	12.71	200,025	A$	12.82

Exercisable at end of year	41,397			61,775			97,899
Weighted average fair value of options granted		A$	3.59		A$	7.50		A$	4.47

The following table summarizes information about the Scheme, Plan and AEOP options, as of June 30, 2002. (Option numbers in thousands of shares)

Range of Exercise Prices	Options Outstanding	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life	Exercisable Options	Weighted Average Exercise Price
A$4.57 to A$6.79	30,254	A$	5.08	4.11	30,254	A$	5.08
A$7.03 to A$10.55	38,395	A$	9.41	6.46	24,498	A$	9.20
A$10.66 to A$15.86	70,434	A$	12.10	8.68	19,411	A$	11.35
A$17.72 to A$22.11	60,942	A$	19.65	7.76	23,736	A$	20.07

	200,025				97,899

A summary of the New World, Heritage and Chris-Craft options:

	2000			2001			2002
	Options	Weighted Avg Ex. Price		Options	Weighted Avg Ex. Price		Options	Weighted Avg Ex. Price
Outstanding at beginning of year	1,005	A$	2.21	624	A$	2.21	594	A$	2.19
Granted	—		—	—		—	32,954		5.19
Exercised	(381)		2.21	(30)		2.47	(12,255)		4.60
Cancelled	—		—	—		—	(528)		7.14

Outstanding at end of year	624	A$	2.21	594	A$	2.19	20,765	A$	5.41

Exercisable at end of year	624			594			20,709
Weighted average fair value of options granted		A$	—		A$	—		A$	3.53

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19—Stockholders’ Equity (continued)

The following table summarizes information about the New World, Heritage and Chris-Craft options, as of June 30, 2002. (Option numbers in thousands of shares)

Range of Exercise Prices	Options Outstanding	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life	Exercisable Options	Weighted Average Exercise Price
US$1.15 to US$1.70	192	US$	1.38	1.26	192	US$	1.38
US$1.90 to US$2.54	216	US$	2.22	3.62	216	US$	2.22
US$2.95 to US$3.87	3,419	US$	3.17	1.89	3,419	US$	3.17
US$4.49 to US$6.36	16,664	US$	5.92	5.44	16,664	US$	5.92
US$6.93 to US$8.11	274	US$	7.22	2.52	218	US$	7.21

	20,765				20,709

NDS

NDS, a subsidiary of the Group, has three executive share option schemes: The NDS 1997 Executive Share Option Scheme (“the 1997 scheme”), The NDS 1999 Executive Share Option Scheme (“the 1999 unapproved scheme”) and The NDS UK Approved Share Option Scheme (“the 1999 approved scheme”), together “the NDS Plans”. The provisions of each scheme are substantially the same, except that the 1999 approved scheme is approved by the UK Inland Revenue for the purposes of granting UK employees options over shares in NDS which are free from income tax in the hands of the employee under certain circumstances. Following the creation of the 1999 unapproved scheme, no further options will be granted under the 1997 scheme.

The NDS plans provide for the grant of options to purchase Series A ordinary shares in NDS with a maximum term of 10 years. Options granted under the schemes vest over a four-year period. The NDS plans authorize options to be granted subject to a maximum of 10% of the ordinary shares of NDS on issue at the date of grant. Options granted prior to the Public Offering were granted at the Directors’ estimates of the market value of NDS, as supported by independent advice. Vested options became exercisable following the Initial Public Offering of the Series A ordinary shares on November 22, 1999. Options granted on, and subsequent to, the Initial Public Offering have been granted at an exercise price equal to the quoted closing price of the Series A ordinary shares on the NASDAQ Exchange on the last trading day before the date of grant.

In addition, NDS operates employee share ownership schemes in the UK, Israel and the US. These enable employees to enter into a fixed-term savings contract with independent financial institutions linked to an option to subscribe for Series A ordinary shares in NDS. The option price is set at a discount of between 15% and 20% of the quoted closing price of the Series A ordinary shares on the NASDAQ Exchange on the last trading day before the announcement of the schemes.

The option prices have been determined in US dollars because that is the denomination of the market in which the shares are most easily traded. A summary of the NDS plans activities is as follows (option numbers are in thousands of shares):

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19—Stockholders’ Equity (continued)

	2000			2001			2002
	Options	Weighted Avg. Ex. Price		Options	Weighted Avg. Ex. Price		Options	Weighted Avg. Ex. Price
Outstanding at beginning of year	2,838	US$	8.66	3,186	US$	16.03	3,753	US$	26.55
Granted	1,183		28.86	950		56.19	1,022		21.73
Exercised	(646)		9.40	(87)		25.39	(70)		37.31
Cancelled	(189)		8.42	(296)		8.73	(199)		10.66

Outstanding at end of year	3,186	US$	16.03	3,753	US$	26.55	4,506	US$	25.23

Exercisable at end of year	1,139			1,260			2,205
Weighted average fair value of options granted		US$	11.49		US$	20.13		US$	7.06

The market value of the options issued during the year under these plans amounted to US$1 million.

	Options Outstanding as at June 30, 2002				Options Exercisable as at June 30, 2002
Range of Exercise Prices	Number	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life (years)	Number	Weighted Average Exercise Price
Up to US $10.00	1,628	US$	8.72	5.76	1,491	US$	8.61
US$10.01 to US$20.00	840	US$	19.86	7.49	406	US$	20.00
US$20.01 to US$30.00	954	US$	21.90	9.26	—	US$	—
US$30.01 to US$40.00	96	US$	34.54	1.35	—	US$	—
US$40.01 to US$50.00	12	US$	43.00	7.57	5	US$	43.00
US$50.01 to US$60.00	946	US$	59.32	8.30	288	US$	56.88
US$60.01 to US$70.00	30	US$	66.00	7.64	15	US$	66.00

All Options	4,506	US$	25.23	7.28	2,205	US$	17.75

All NDS employees are entitled to participate in the plans, however (with the exception of the employees share ownership schemes which are open to all NDS employees), NDS management determines to whom and how many options are granted.

Share and Share Option Transactions with Directors and Their Director Related Entities

During the fiscal year ended June 30, 2000, a total of 681,169 ordinary shares and 6,220,667 preferred shares were acquired by Directors and their Director related entities under the operation of the Dividend Reinvestment and Bonus Share Plan and as a result of share option exercises.

During the fiscal year ended June 30, 2001, a total of 1,032,726 ordinary shares and 1,297,746 preferred shares were acquired by Directors and their Director related entities under the operation of the Dividend Reinvestment and Bonus Share Plan and as a result of share option exercises.

During the fiscal year ended June 30, 2002, a total of 1,067,997 ordinary shares and 284,752 preferred shares were acquired by Directors and their Director related entities under the operation of the Dividend Reinvestment and Bonus Share Plan and as a result of share option exercises.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19—Stockholders’ Equity (continued)

The above exercising of options and acquisition and disposal of shares was made on terms and conditions no more favorable than those offered to other share and option holders.

In fiscal 2002, TNCL issued 2,308,000 (2001—2,516,000) share options over preferred shares to certain directors of TNCL.

A subsidiary of TNCL issued 10,000,000 8 5/8% guaranteed perpetual preference shares in July 1993 and a further 3,800,000 adjustable rate cumulative preference shares in July 1994. These shares are redeemable at the option of TNCL and rank after all debt holders in respect to both capital and dividends. Dividends on these shares can only be paid out of available profits.

Queensland Press Pty. Limited, an associated entity of the Company holds 316 million, representing 15.1% (2001—312 million, representing 14.9%), ordinary shares and 151 million, representing 4.7% (2001—151 million, representing 5.7%), preferred shares in the Group. Consolidated contributed equity has been reduced to remove this reciprocal shareholding in accordance with AASB 1016 “Accounting for Investments in Associates.” Investments in associates have been reduced by the same amount. The average shares used to calculate earnings per share has been adjusted accordingly as in prior years.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20—United States Generally Accepted Accounting Principles

The following consolidated condensed statements of operations and comprehensive income (loss), balance sheets and statements of cash flows are presented in accordance with US-GAAP and are based upon the significant differences between US-GAAP and A-GAAP described in notes (a) to (r) herein and the reconciliation of consolidated net income (loss) and stockholders’ equity which follows the notes.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Years Ended June 30,
	(in millions except per share amounts)
	2000		2001		2002
Revenue	A$	22,337	A$	25,387	A$	28,776
Cost and expenses		(19,720)		(22,243)		(25,286)
Depreciation and amortization		(1,108)		(1,321)		(1,373)
Other operating charge		—		—		(1,861)

Operating income	A$	1,509	A$	1,823	A$	256

Other income (expense):
Equity in losses of associated companies	A$	(936)	A$	(1,711)	A$	(14,840)
Interest, net		(829)		(935)		(1,000)
Gain on issuance of subsidiary shares		854		—		—
Other income (expense)		1,070		635		1,965

		159		(2,011)		(13,875)
Income (loss) before income taxes and minority interest		1,668		(188)		(13,619)
Income tax expense		(773)		(517)		(572)
Minority interest		(1,224)		1,445		(361)

Income (loss) before cumulative effect of accounting change		(329)		740		(14,552)
Cumulative effect of accounting change, net of tax		—		(958)		(118)

Net income (loss)	A$	(329)	A$	(218)	A$	(14,670)

Other comprehensive income (loss):
Foreign currency translation adjustment	A$	1,928	A$	2,758	A$	(2,721)
Minimum pension liability adjustment		—		—		(198)
Unrealized holding gains (loss) on securities, net of tax		26		644		(3)

Other comprehensive income (loss)		1,954		3,402		(2,922)

Comprehensive income (loss)	A$	1,625	A$	3,184	A$	(17,592)

Basic and diluted earnings (loss) per share:
Income (loss) before cumulative effect of accounting change, net of tax:
Ordinary shares	A$	(0.09)	A$	0.15	A$	(2.64)
Preferred limited voting ordinary shares		(0.10)		0.18		(3.16)
Cumulative effect of accounting change:
Ordinary shares	A$	—	A$	(0.21)	A$	(0.02)
Preferred limited voting ordinary shares		—		(0.25)		(0.03)
Net loss:
Ordinary shares	A$	(0.09)	A$	(0.06)	A$	(2.66)
Preferred limited voting ordinary shares		(0.10)		(0.07)		(3.19)

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20—United States Generally Accepted Accounting Principles (continued)

CONSOLIDATED CONDENSED BALANCE SHEETS

	At June 30,
	(in millions)
	2001		2002
ASSETS
Current assets
Cash and cash equivalents	A$	5,615	A$	6,337
Receivables – net of allowance		6,683		5,809
Inventories		3,259		1,935
Other		649		598

Total currents assets		16,206		14,679

Investments		27,701		8,004
Property, plant and equipment – net of accumulated depreciation (2001 – A$3,788 and 2002 – A$4,153)		6,963		6,527
Other non-current assets
Excess of cost over net assets acquired – net of accumulated amortization (2001 – A$802 and 2002 – A$743)		2,172		5,626
Publishing rights, titles and television licenses – net of accumulated amortization (2001 – A$2,902 and 2002 – A$3,505)		21,099		24,831
Long-term receivables		762		796
Inventories		5,219		4,232
Other		1,344		1,142

Total other non-current assets		30,596		36,627

Total assets	A$	81,466	A$	65,837

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Borrowings	A$	63	A$	1,856
Accounts payable and other		9,947		9,362

Total current liabilities		10,010		11,218

Non-current liabilities
Borrowings		18,742		13,585
Accounts payable and other		8,906		10,787

Total non-current liabilities		27,648		24,372
Minority interest in subsidiaries, including exchangeable preferred securities		7,523		5,294
Stockholders’ equity		36,285		24,953

Total liabilities and stockholders’ equity	A$	81,466	A$	65,837

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20—United States Generally Accepted Accounting Principles (continued)

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
	Years Ended June 30,
	(in millions)
	2000		2001		2002
Net loss	A$	(329)	A$	(218)	A$	(14,670)
Adjustments to reconcile net loss to cash provided by operating activities:
Equity losses of associated companies and distributors companies		1,106		1,817		13,155
Depreciation and amortization		1,222		1,488		1,594
Provisions and other		142		188		378
Other non-cash items, net		(1,554)		(635)		2,191
Cumulative effect of accounting change		—		958		118
Change in related balance sheet accounts		(441)		(2,887)		304

Cash provided by operating activities		146		711		3,070

Investing and Other Activities:
Property, plant and equipment		(671)		(1,113)		(505)
Investments		(3,773)		(2,844)		(3,371)
Proceeds from sale of other non-current assets		3,341		2,387		4,284

Cash used in investing activities		(1,103)		(1,570)		408

Financing Activities:
Issuance of debt		—		1,496		—
Repayment of debt		(1,621)		(63)		(2,181)
Issuance of ordinary shares		127		56		133
Issuance of shares of subsidiaries		317		—		—
Repurchase of preference shares		(1,166)		(91)		—
Dividends paid		(233)		(205)		(278)
Leasing and other finance costs		(52)		(5)		(7)

Cash (used in) provided by financing activities		(2,628)		1,188		(2,333)

Net increase (decrease) in cash		(3,585)		329		1,145
Opening cash balance		7,483		4,638		5,615
Exchange movement on opening cash balance		740		648		(423)

Closing cash balance	A$	4,638	A$	5,615	A$	6,337

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20 —United States Generally Accepted Accounting Principles (continued)

A description of A-GAAP which differs significantly in certain respects from US-GAAP follows:

(a) Revaluation of Assets

Prior to fiscal 1991, property, plant and equipment, publishing rights, titles, television licenses and investments were revalued at an amount in excess of cost. The major portion of such revaluation was ascribed to publishing rights. No revaluations have been performed since fiscal 1990. During fiscal 2001, the Group, in accordance with AASB 1041 “Revaluation of Non-current Assets”, adopted a cost basis of measurement, thereby discontinuing further revaluations under A-GAAP. US-GAAP does not permit the revaluation of assets in excess of cost. Accordingly, a gain on the sale of any existing revalued asset would differ between A-GAAP and US-GAAP by the amount of the remaining unamortized revaluation.

(b) Intangible Assets

Under A-GAAP, amounts paid on the acquisition of publishing rights, titles and television licenses, in connection with purchase business combinations and initial cable distribution investments, are not amortized by the Company as they are considered to have indefinite useful lives. The excess of cost over net assets acquired in purchase business combinations is amortized over a period of 20 years using the straight-line method. Under US-GAAP, these intangible assets are being amortized on a straight-line method not exceeding 40 years except for those business combinations initiated after June 30, 2001. Also see (h), ( s) and (t).

(c) Investments

The equity method of accounting for associated companies has been adjusted to reflect the approximate effect of applying US-GAAP to the associated companies’ A-GAAP consolidated financial statements. Additionally, the Group’s investment exceeds its equity in the underlying net assets of certain of these investees. Under A-GAAP, this amount is not amortized as the excess in each case is considered by the Company to be an intangible asset and with an indefinite useful life. Under US-GAAP, the difference between the cost of these investments and the underlying equity in their net assets is considered an intangible asset and is amortized over a period not to exceed 40 years. Also see (l).

In fiscal 1999 BSkyB recorded a charge and a related accrual for the transitioning of its existing analog subscribers onto its digital service. Under US-GAAP, a significant portion of these charges were recorded as incurred and as of June 30, 2002 this transitioning is substantially complete. During fiscal 2000, 2001 and 2002 approximately A$202 million, A$169 million and A$19 million, respectively, was charged to earnings for US-GAAP purposes.

Under US-GAAP, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, the Group currently classifies its equity securities as available-for-sale securities, reported at fair market value, with unrealized gains and losses excluded from earnings and reported as a component of other comprehensive income (loss) within stockholders’ equity.

The Group records gains or losses on the issuance of shares of subsidiaries and equity investees. Under A-GAAP, gains (losses) resulting from the issuance of shares of equity investees are recorded as a component of stockholders’ equity. Under US-GAAP, these gains (losses) are recorded as part of earnings, in accordance with the Securities and Exchange Commission’s (“SEC”) Staff Accounting Bulletin (“SAB”) No. 51, “Accounting for Sales of Stock by a Subsidiary.”

In fiscal 2001, the Group recognized gains on the issuance of shares of associated entities of A$856 million which were included in the “Gain (loss) on sale/disposal of non-current assets, net” line in the accompanying reconciliation of net loss to US-GAAP.

During fiscal year 2002 Gemstar-TV Guide, in which the Company has an investment which is accounted for using the equity method, experienced a significant decline in its market capitalization.

In determining if the decline in Gemstar-TV Guide’s market value was other than temporary, the Group considered a number of factors: (i) the financial condition, operating performance and near term prospects of the investee; (ii) the reason for the

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20 —United States Generally Accepted Accounting Principles (continued)

decline in fair value, be it general market conditions, industry specific or investee specific; (iii) analysts’ ratings and estimates of 12 month share price targets for the investee; (iv) the length of the time and the extent to which the market value has been less than the carrying value of the Group’s investment; and (v) the Company’s intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value.

As a result of this review, the Group recorded an A$11.7 billion charge to reduce the carrying value of the investment to reflect an other-than-temporary decline in value. The charge was determined by reference to Gemstar-TV Guide’s share price at June 28, 2002 of US$5.39 per share and the Company’s ownership of approximately 175 million shares.

On August 19, 2002, Gemstar-TV Guide received a Nasdaq Staff Determination that its securities are subject to delisting from the Nasdaq National Market because Gemstar-TV Guide failed to file its Form 10-Q for the quarter ended June 30, 2002 on a timely basis. Gemstar TV-Guide delayed the filing of its Form 10-Q because of a dispute with its independent accountants regarding Gemstar TV-Guide’s decision to restate its financial statements for the year ended December 31, 2001. On November 9, 2002 the Nasdaq Listing Qualifications Panel granted Gemstar-TV Guide’s request for an exception to continue its listing on the Nasdaq National Market based on certain conditions including filing with the SEC and Nasdaq, on or prior to March 3, 2003, all necessary amended filings for fiscal 2000, 2001 and 2002, including affirmative statements that the filings have been reviewed and/or audited in accordance with SEC requirements. Gemstar-TV Guide recently engaged a new independent accounting firm to audit its Consolidated Financial Statements. Additionally, Gemstar-TV Guide stated in its Annual Report on Form 10-K/A for the year ended December 31, 2001 (filed on November 15, 2002, the “Gemstar 10-K/A”) that it will be reviewing its accounting policies to ensure compliance with accounting principles generally accepted in the U.S. Specifically, Gemstar-TV Guide stated that it will be focusing on the accounting for licensing and advertising revenue including but not limited to, revenues from strategic customers and multi-platform advertisers. Gemstar-TV Guide has also stated in the Gemstar 10-K/A that it is likely that, as a result of such accounting firm’s audit of its Unaudited Consolidated Financial Statements and Gemstar-TV Guide’s ongoing review of its accounting policies and the application of the policies to various types of transactions, that Gemstar-TV Guide will further restate its Unaudited Consolidated Financial Statements for the year ended December 31, 2001. Gemstar-TV Guide further stated in the Gemstar 10-K/A that such restatements may be material to its Unaudited Consolidated Financial Statements. The effects of all restatements will be evaluated by News Corporation once Gemstar-TV Guide’s accounting firm completes its audit of Gemstar-TV Guide’s Unaudited Consolidated Financial Statements and Gemstar-TV Guide provides such restated financial statements to News Corporation. News Corporation intends to file Gemstar TV-Guide’s audited financial statements, in an amendment to this Form 20-F, as soon as they become available. On October 17, 2002, the SEC issued to Gemstar TV-Guide a formal order of investigation to determine whether there have been violations of the federal securities laws.

Since June 30, 2002, there has been a further decline in the market capitalization of Gemstar-TV Guide. As a result, as of August 14, 2002, the Gemstar-TV Guide’s share price was approximately US$ 3.34 per share. Management will continually evaluate whether a decline in fair value should be considered to be other-than-temporary, including consideration of the effects of the potential restatements and the other factors noted above.

(d) Other Items

Under A-GAAP, items that are considered significant by reason of their size, nature or effect on the Group’s financial performance for the year are classified as Other revenues and expenses before tax while under US-GAAP classification of these items on the consolidated condensed statement of operations and other comprehensive income (loss) differs. Accordingly, under US-GAAP these items have been reclassified to operating income, interest expense and minority interest, as appropriate.

(e) Minority Interest in Subsidiaries

Under A-GAAP, minority interest in subsidiaries is included in stockholders’ equity on the consolidated statements of financial position. In contrast, under US-GAAP, minority interest is classified on the balance sheet outside of stockholders’ equity.

In November 1996, an indirect subsidiary of the Group issued exchangeable preferred securities which are included in Exchangeable preferred securities under A-GAAP. Also included in Exchangeable preferred securities was an obligation to

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20—United States Generally Accepted Accounting Principles (continued)

issue redeemable preferred securities to MCI Communications Corporation at June 30, 2001. Under US-GAAP, both of these obligations are classified as Minority interest in subsidiaries. The MCI obligation was settled in February 2002.

The exchangeable preferred securities were issued with attached warrants exercisable into ordinary shares of BSkyB (the “Warrants”) or, at the option of TNCL, cash equal to the market value of such shares. As a result of an increase in the market price of BSkyB ordinary shares, the aggregate market value of the BSkyB shares potentially issuable under the outstanding Warrants exceeded their aggregate exercise price by approximately A$1,252 million at June 30, 2000. Under A-GAAP, no charge is recognized in the financial statements for this excess. Under US-GAAP, a charge is recorded against earnings for the excess amount. This excess was reflected as minority interest as of June 30, 2000. Upon the adoption of SFAS No. 133 as amended, “Accounting for Derivative Instruments and Hedging Activities” on July 1, 2000, the Group began recording the Warrants at their fair value on each balance sheet date (in the Accounts payable and other – non current line) and any related changes to their fair value are recorded as a component of net income (loss).

(f) Refinancing Costs

Under A-GAAP, costs incurred in connection with the Group’s issuance of certain indebtedness were charged to expense in the period in which they were incurred. Under US-GAAP, certain related costs are charged to expense with the remainder capitalized and amortized over the life of the related financing agreement.

(g) Derivatives

At the beginning of fiscal 2001, the Group adopted under US-GAAP, SFAS No. 133, “ Accounting for Derivate Instruments and Hedging Activities”, which requires every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded on the balance sheet at fair value as either an asset or a liability. The statement also requires that changes in the fair value of recorded derivatives be recognized currently in earnings unless specific hedge accounting criteria are met. The Group’s adoption of SFAS No. 133, under US-GAAP, resulted in a one-time, non-cash, after-tax charge of approximately US$64 million (A$115 million) as a cumulative effect of a change in accounting principle and a A$1,535 million increase to other income at June 30, 2001. Also see (e).

(h) Income Taxes

Under US-GAAP, the Group accounts for income taxes under SFAS No. 109, “Accounting for Income Taxes.” When the Group adopted SFAS No. 109, it increased the excess cost over net assets acquired and deferred tax liabilities to provide deferred taxes on basis differences on prior business combinations. This retroactive adjustment had no effect on US-GAAP net income reported in prior periods as the resulting increase in amortization expense (recorded over 40 years) is offset by a corresponding decrease in income tax expense. Under A-GAAP, deferred taxes are not provided for basis differences resulting from business combinations.

Deferred income taxes represent the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. The Group’s temporary differences primarily relate to the amortization of publishing rights, titles and television licenses, basis differences on business combinations and net operating loss carryforwards for income tax purposes.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20—United States Generally Accepted Accounting Principles (continued)

Significant components of the Group’s deferred tax assets and liabilities were as follows:

	At June 30,
	(in millions)
	2001		2002
Deferred tax assets:
Net operating loss carry forwards	A$	1,441	A$	807
Sports contract writedown		—		408
Other		35		22

Total deferred tax assets	A$	1,476	A$	1,237
Deferred tax liabilities:
Basis differences on business combinations	A$	3,494	A$	5,828
Accelerated amortization and depreciation		968		847

Total deferred tax liabilities	A$	4,462	A$	6,675
Net deferred tax liabilities before valuation allowance		(2,986)		(5,438)
Less: valuation allowance		(460)		(515)

Net deferred tax liabilities	A$	(3,446)	A$	(5,953)

Significant components of the Group’s provisions for income taxes were as follows:

	Years Ended June 30,
	(in millions)
	2000		2001		2002
Current:
Australia	A$	(76)	A$	—	A$	(50)
Foreign		(181)		(268)		(353)

Total current	A$	(257)	A$	(268)	A$	(403)

Deferred:
Australia	A$	(77)	A$	(28)	A$	44
Foreign		(439)		(221)		(213)

Total deferred	A$	(516)	A$	(249)	A$	(169)

	A$	(773)	A$	(517)	A$	(572)

The reconciliation of income tax attributable to continuing operations computed at the statutory rate to income tax expense is:

	Years Ended June 30,
	2000	2001	2002
Tax at statutory rate	36%	34%	30%
Effect of foreign tax rates	1%	(126%)	(1)%
Capital profits (losses) not taxable (benefited)	3%	(162%)	(33)%
Reduction in current year income tax expense due to tax losses not recorded in prior years	—%	(18%)	1%
Other permanent differences	6%	(3%)	(1)%

	46%	(275%)	(4)%

During fiscal 2002, the Group recorded significant non-recurring charges for which it did not recognize a tax benefit. A portion of those charges arose in jurisdictions outside of Australia. Undistributed earnings of the Group’s foreign subsidiaries are considered to be indefinitely reinvested and, accordingly, no tax provision has been provided thereon.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20—United States Generally Accepted Accounting Principles (continued)

(i) Pension and Other Postretirement Disclosure

Pension Benefits

The Group’s retirement benefit expense for defined benefit plans under A-GAAP is based on contributions payable to the retirement plans for the year, at rates determined by the actuary of the defined benefit plans. For US-GAAP, pension costs for defined benefit plans are to be recorded on an accrual basis in accordance with SFAS No. 87, rather than based on contributions payable to the retirement plan for the year.

The funded status of the Group’s defined benefit pension plans summarized for overfunded and underfunded plans as well as the assumptions used to determine the projected benefit obligation and plan assets are set forth in Note 9.

The following table sets forth the change in benefit obligation for the Group’s benefit plans:

	At June 30,
	(in millions)
	2001		2002
Benefit obligation, beginning of year	A$	1,487	A$	1,850
Service cost		88		103
Interest cost		111		132
Benefits paid		(96)		(106)
Actuarial loss		84		35
Plan participants contributions		8		7
Curtailments		—		(23)
Acquisitions		—		133
Amendments, transfers and translations		168		5

Benefit obligation, end of year	A$	1,850	A$	2,136

The following table sets forth the change in fair value of plan assets for the Group’s benefit plans:

	At June 30,
	(in millions)
	2001		2002
Fair value of plan, beginning of year	A$	1,761	A$	1,914
Actual return on plan assets		(45)		(176)
Employer contributions		52		31
Benefits paid		(96)		(106)
Participants contributions		8		7
Acquisitions		—		87
Transfer and translations		234		(89)

Fair value of plan, end of year	A$	1,914	A$	1,668

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20—United States Generally Accepted Accounting Principles (continued)

The components of net periodic pension costs were as follows:

	At June 30,
	(in millions)
	2000		2001		2002
Service cost-benefits earned during the period	A$	72	A$	88	A$	103
Interest cost on projected benefit of obligation		88		111		132
Expected return on plan assets		(127)		(160)		(152)
Other		(6)		(19)		—

Net periodic pension cost	A$	27	A$	20	A$	83

The following table provides a reconciliation of the funded status of the Company’s pension plans to the net amount recorded on the consolidated balance sheets:

	At June 30,
	(in millions)
	2001		2002
Funded status	A$	65	A$	(468)
Unrecognized net loss		9		366
Unrecognized prior service cost		14		14
Unrecognized net transition obligation		(21)		(17)

Net pension asset (liability) recognized, end of the year	A$	67	A$	(105)

Amounts recognized in the consolidated balance sheets include:

	At June 30,
	(in millions)
	2001		2002
Prepaid pension assets	A$	123	A$	155
Accrued pension liabilities		(56)		(470)
Intangible assets		—		26
Other comprehensive income		—		184

Net pension asset (liability), end of the year	A$	67	A$	(105)

Other Postretirement Benefits

Certain subsidiaries of the Group sponsor retiree health and life insurance benefit plans. These benefit plans offer medical and/or life insurance to certain full-time employees and eligible dependents that retire after fulfilling age and service requirements.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20—United States Generally Accepted Accounting Principles (continued)

The components of net periodic postretirement benefit costs were as follows for the years ended June 30:

	2000		2001		2002
	(in millions)
Service cost	A$	7	A$	11	A$	12
Interest cost on projected benefit obligation		6		9		10
Other		—		—		2

Net periodic postretirement benefit cost	A$	13	A$	20	A$	24

The following table sets forth the change in accumulated postretirement benefit obligation (“APBO”) for the Group’s postretirement benefit plans for the years ended June 30:

	2001		2002
	(in millions)
APBO, beginning of the year	A$	(101)	A$	(148)
Service cost		(11)		(12)
Interest cost		(9)		(10)
Benefits paid		6		6
Actuarial loss		(14)		(46)
Acquisition		—		(15)
Amendments and translations		(19)		23

APBO, end of the year	A$	(148)	A$	(202)

The funded status of the Group’s postretirement benefit plans was as follows as of June 30:

	2001		2002
	(in millions)
APBO	A$	(148)	A$	(202)
Plan assets		—		—

Funded status		(148)		(202)

Unrecognized net loss		19		62
Unrecognized prior service cost		—		(7)

Accrued postretirement liability, end of the year	A$	(129)	A$	(147)

The following assumptions were used in accounting for the Group’s postretirement plans for the years ended June 30.

	2000	2001	2002
Discount rate	7.00%-7.75%	7.00%-8.00%	7.00%-7.75%
Healthcare cost trend rate	7.00%-8.50%	7.00%-8.50%	12.00%-16.50%

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20—United States Generally Accepted Accounting Principles (continued)

The effect of a one percentage point increase and one percentage point decrease in the assumed health care cost trend rate would have the following effects on the results for the year ended June 30, 2002:

	Service and Interest Costs		APBO
	(in millions)
One percentage point increase	A$	3	A$	25
One percentage point decrease	A$	(3)	A$	(21)

(j) Earnings Per Share (“EPS”)

The following table sets forth the computation of basic and diluted earnings per share under SFAS No. 128, “Earnings per Share” (in millions):

	Years Ended June 30,
	(in millions)
	2000		2001		2002
Numerator:
Income (loss) before cumulative effect of accounting change	A$	(329)	A$	740	A$	(14,552)
Dividends		(44)		(51)		(52)

Income (loss) before cumulative effect of accounting change available to shareholders - basic	A$	(373)	A$	689	A$	(14,604)
Interest on convertible debt		25		29		34

Income (loss) before cumulative effect of accounting change available to shareholders - diluted	A$	(348)	A$	718	A$	(14,570)
Cumulative effect of accounting change, net of tax	A$	—	A$	(958)	A$	(118)

Net loss available to shareholders – diluted	A$	(348)	A$	(240)	A$	(14,688)

Denominator:
Weighted average shares – basic:
Ordinary shares		1,885		1,924		1,962
Preferred limited voting ordinary shares		2,028		2,167		2,979
Weighted average shares-diluted:
Ordinary shares		1,885		1,924		1,962
Preferred limited voting ordinary shares		2,199		2,290		3,092
Basic and diluted (loss) earnings per share before cumulative effect of accounting change:
Ordinary shares	A$	(0.09)	A$	0.15	A$	(2.64)

Preferred limited voting ordinary shares	A$	(0.10)	A$	0.18	A$	(3.16)

Cumulative effect of accounting change, net of tax:
Ordinary shares	A$	—	A$	(0.21)	A$	(0.02)

Preferred limited voting ordinary shares	A$	—	A$	(0.25)	A$	(0.03)

Basic and diluted net loss per share:

Ordinary shares	A$	(0.09)	A$	(0.06)	A$	(2.66)

Preferred limited voting ordinary shares	A$	(0.10)	A$	(0.07)	A$	(3.19)

Potentially dilutive shares were not included in the computation of diluted loss per share for the fiscal years ended June 30, 2000, 2001 and 2002 because to do so would be anti-dilutive.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20—United States Generally Accepted Accounting Principles (continued)

Earnings per share have been presented in the two class presentation, as the preferred shares participate in dividends with the common shares. Prior year amounts have been restated to conform with the two class presentation.

(k)	Accounts Payable & Other—non current

The liabilities related to deferred taxes as described in item (h) have been recorded as an increase to Accounts Payable & Other—non current.

(l) Developing Businesses

Under A-GAAP, costs incurred in the development of major new activities are capitalized until the operations have commenced on a commercial basis. At that point any readily identifiable intangibles, such as publishing rights, titles and television licenses but not goodwill, are recorded at cost and accounted for in accordance with the relevant accounting policy. Under US-GAAP, these business development costs are charged to operating income or equity in earnings of associated companies, as applicable, in the period incurred, in accordance with the American Institute of Certified Public Accountants’ (“AICPA”) Statement of Position (“SOP”) No. 98-5 “Reporting on the Costs of Start-up Activities”.

(m) Employee Share Options

A summary of the status of the Group’s share option plans at June 30, 2000, 2001 and 2002 and changes during the years then ended is presented in the table and narrative included in Note 19.

SFAS No. 123, “Accounting for Stock Based Compensation,” requires certain disclosures for those companies that will continue to use an intrinsic value-based method for measuring compensation cost in connection with employee stock compensation plans. The Group will continue to use such method, under which no compensation cost has been recognized under US-GAAP. Had compensation cost for the Group’s share option plans been determined consistent with SFAS No. 123, net loss under US-GAAP would have been increased by A$55 million, A$59 million and A$112 million in fiscal 2000, 2001 and 2002, respectively, with an increase in basic loss per preferred voting ordinary share of A$0.03, A$0.03 and A$0.04 for fiscal 2000, 2001, and 2002.

In connection with the Group’s acquisition of Chris-Craft, outstanding stock options held by employees of Chris-Craft became exercisable, according to their terms, for the Group’s ADRs effective at the acquisition date. The share equivalent of the Group’s ADRs issued to employees of Chris-Craft has been included in Note 19. These options did not reduce the shares available for grant under any other option plan. The fair value of the options issued to the acquired companies’ employees, up to the fair value of the options surrendered, was included as part of the purchase price. The excess in fair value of the issued options over the surrendered options is accounted for in accordance with SFAS No. 123, whereby the excess fair value is recorded as unamortized deferred compensation expense and future amortization is based on the graded vesting schedule of the stock options. As of July 31, 2001, the Group began recording deferred compensation related to the unvested options held by employees of Chris-Craft, in accordance with Financial Interpretation No. 44.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in fiscal years 2000, 2001 and 2002, respectively: risk-free interest rates of 6.55%, 6.56% and 4.95% for both the Scheme options and the Plan options; expected dividends yields of approximately 1.5% for both the Scheme options and the Plan options; expected lives of 7 years for both the Scheme options and the Plan options; expected volatility of 33.27%.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Group’s employee share options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee share options.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20—United States Generally Accepted Accounting Principles (continued)

In November 1999, an indirect majority-owned subsidiary of the Group, NDS, consummated an IPO. NDS sponsors an Executive Share Option Scheme under which all vested options become exercisable upon an IPO, the consummation of a sale or at the discretion of NDS’ board of directors. Under US-GAAP, the measurement date of the options was the IPO date with compensation cost determined thereon. Accordingly under US-GAAP, a charge of approximately US$20 million was recorded against earnings representing the excess of the IPO price over the exercise price of the vested options at the date of the IPO. Additional charges of US$2 million, US$2.1 million and US$ nil were recorded at June 30, 2000, 2001 and 2002, respectively. The compensation cost, had it been determined under SFAS No. 123, would have been £1.7 million, £9.8 million and £8.2 million for the years ended June 30, 2000, 2001 and 2002.

(n) Other Comprehensive Income (Loss)

SFAS No. 130, “Reporting Comprehensive Income” establishes standards for the reporting and display of comprehensive income and its components in financial statements under US-GAAP. Comprehensive income consists of net income and other gains and losses affecting stockholders’ equity that under US-GAAP are excluded from net income. Accumulated other comprehensive income totaled A$6,444 million and A$3,522 million at June 30, 2001 and 2002, respectively. For the fiscal years ended June 30, 2000 and 2001, taxes on unrealized holding gains on securities were A$42 million and A$380 million, respectively. For the fiscal year ended June 30, 2002, the tax benefit on unrealized holding losses on securities was A$324 million.

(o) Segment Disclosure

TNCL’s reportable operating segments under the provisions of SFAS No. 131 are presented in Note 17. Such segments have been determined in accordance with TNCL’s internal management structure, which is organized based on operating activities. TNCL evaluates performance on several factors, of which the primary financial measure is segment operating income. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies (Note 1).

Under US-GAAP, Net loss from associated entities before other items and other items are not allocated to segments, as they are not under the control of segment management. Under A-GAAP, these items are segmented in accordance with AASB 1005 “Segment Reporting”.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20—United States Generally Accepted Accounting Principles (continued)

(p) Revenue

Under US-GAAP, in November 2001, the Financial Accounting Standards Board (“FASB”) issued Emerging Issues Task Force (“EITF”) No. 01-09, “Accounting for the Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products.” This EITF states that the financial statement classification of customer incentives, including the amortization of cable distribution investments over the original term of the cable distribution agreement, should be presented as a reduction in revenue. Under A-GAAP, costs associated with cable distribution investments are reflected as intangible assets. As required, under US-GAAP, effective January 1, 2002, the Group reclassified the amortization of cable distribution investments against revenues. The amortization of cable distribution investments had previously been included in Depreciation and amortization. US-GAAP Operating income, Net income (loss) and Earnings (loss) per share are not affected by this reclassification. The effect of the reclassification on the Group is as follows:

	Years Ended June 30,
	(in millions)
	2000		2001		2002
Gross Revenues	A$	22,451	A$	25,554	A$	28,997
Amortization of cable distribution investments		(114)		(167)		(221)

Revenues	A$	22,337	A$	25,387	A$	28,776

(q) Other Operating Charge

The Group has several multi-year sports rights agreements including a contract with the NFL through fiscal year 2006, a contract with NASCAR through fiscal year 2009 and contracts with MLB through fiscal year 2007 and a contract with International Cricket Council through fiscal year 2008. These contracts provide the Group with the broadcast rights to certain national sporting events during their respective terms. The NFL and NASCAR contracts contain certain early termination clauses that are exercisable by the NFL and NASCAR.

The Group continually evaluates the recoverability of the rights costs against the revenues directly associated with the program material and related direct expenses over the expected contract lives. During fiscal 2002 under US-GAAP the Group recorded an Other operating charge of A$1,768 million for US sports rights agreements and A$93 million on international sports rights agreements. This charge related to a change in accounting estimate on the Group’s national sports rights agreements caused by the downturn in the worldwide advertising market, which caused the Group to write off programming costs inventory and to provide for estimated losses on these contracts over their estimated terms. For the US sports rights, this evaluation considered the severe downturn in sports-related advertising, the lack of any sustained advertising rebound subsequent to September 11th and the industry-wide reduction of projected long-term advertising growth rates and for the international sports rights, lower projected sponsorship and television revenue, all of which resulted in the Group’s estimate of future directly attributable revenues associated with these contracts being lower than previously anticipated. Because the vast majority of costs incurred under these contracts are fixed, such as the rights costs and production costs, the results of these lower revenue estimates indicated that the Group would generate a loss over the estimated remaining term of the sports contracts. Under A-GAAP, this charge was included in Other expenses before tax.

In accordance with Accounting Principles Board (“APB”) Opinion No. 20, “Accounting Changes,” the Group has determined that the impact of the charge on Basic and diluted earnings (loss) per share, net of tax benefit of A$672 million, for the fiscal year 2002 is $0.21 loss per ordinary share and $0.26 loss per preferred limited voting ordinary share.

The costs of these sports contracts are charged to expense based on the ratio of each period’s operating profits to estimated total operating profit of the contract. Considering the provision of A$1,861 million for estimated losses and absent a difference between the actual future revenues and costs as compared to the estimated future revenues and costs, no operating profit or loss will be recognized over the estimated remaining term of the sports contracts.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20—United States Generally Accepted Accounting Principles (continued)

The profitability of these long-term national sports contracts as discussed above is based on the Group’s best estimates at June 30, 2002, of directly attributable revenues and costs; such estimates may change in the future, and such changes may be significant. Should revenues decline from estimates applied at June 30, 2002, an additional loss will be recorded.

Should revenues improve as compared to estimated revenues, then none of the recorded loss will be restored, but the Group will have a positive operating profit, which will be recognized over the estimated remaining contract term.

As of June 30, 2002, there have been no significant changes in the Group’s estimates from those employed in the determinations of the write down.

(r) Other income (expense)

The following table sets forth the components of “Other income (expense)” included in the accompanying consolidated condensed statements of operations prepared under US-GAAP:

	Years Ended June 30,
	(in millions)
	2000		2001		2002
Gain on sale of FFW	A$	—	A$	—	A$	2,517
Gain on sale of Outdoor Life		—		—		280
Gain on sale of Echostar		598		415		468
Gain on sale of The Golf Channel		—		576		—
Gain on sale of Asia Today Limited		308		—		—
Gain on sale of Vox		339		—		—
Gain on sale of Ansett		311		—		—
Loss on sale of AWAS		(229)		—		—
Loss on early extinguishment of debt		—		—		(191)
Write down of investment in KirchMedia		—		—		(460)
Write down of investment in One.Tel		—		(576)		—
Write down of investment in Healthheon/WebMD		—		(472)		—
Other		(257)		692		(649)

	A$	1,070	A$	635	A$	1,965

(s) Acquisitions

Under A-GAAP, when an entity or operation is acquired, the identifiable assets and liabilities assumed must be measured at their fair value at the date of the closing of the acquisition. The purchase consideration is the fair value, as of the closing date of the acquisition, of assets given, equity instruments issued or liabilities undertaken by the acquiring entity.

Under US-GAAP, equity investments that are issued in a purchase business combination are valued on the date the terms of the purchase agreement are agreed to and announced as opposed to A-GAAP which values such consideration at the date of closing of the acquisition. In addition, under US-GAAP, deferred taxes are recognized for the future tax consequences of temporary differences between the assigned values assigned to identifiable assets and the tax basis of the identifiable assets. Such differences are not recognized for A-GAAP.

The impact of these differences on the July 31, 2001 acquisition of Chris-Craft Industries and its subsidiaries for US-GAAP purposes was to increase the purchase price by approximately US$1,870 million above the A-GAAP amount.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20—United States Generally Accepted Accounting Principles (continued)

(t) Recently Issued Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 141, “Business Combinations” (“SFAS No. 141”) and SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). SFAS No. 141 requires all business combinations be accounted for by the purchase method and that acquired intangible assets be recognized apart from goodwill if they meet specific criteria. SFAS No. 141 supersedes Accounting Principles Board (“APB”) Opinion No. 16 and is effective for all business combinations initiated after June 30, 2001. SFAS No. 142 eliminates the requirement to amortize goodwill, identifiable intangible assets that have indefinite useful lives and the excess cost of equity investments attributable to such intangibles. However, it requires that goodwill and identifiable intangibles with indefinite lives be tested for impairment at least annually using the guidance specifically provided in the statement. SFAS No. 142 supersedes APB Opinion No. 17 and will be adopted by the Group on July 1, 2002. While the Group is still in the process of evaluating the overall impact of adopting the provisions of SFAS No. 142, the Group expects that all of its goodwill, a substantial amount of its publishing rights, titles and television licenses and the excess cost of equity investments attributable to indefinite-lived intangibles will no longer be amortized beginning in fiscal 2003 under US-GAAP. In addition, the Group does not currently expect that adoption of SFAS No. 142 will result in a transitional impairment loss that will be material to its consolidated statement of operations under US-GAAP, however, this is subject to a final evaluation of the impact of the adoption.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which is effective for fiscal years beginning after December 15, 2001. SFAS No. 144 establishes an accounting model for impairment or disposal of long-lived assets to be (i) held and used and (ii) disposed of by sale. The Group plans to adopt SFAS No. 144 on July 1, 2002 and does not expect it to have a material impact on its consolidated statements of operations.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” required that gains and losses from extinguishment of debt be classified as an extraordinary item, net of the related income tax effect. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB Opinion No. 30 for classification as an extraordinary item shall be reclassified. SFAS No. 13, “Accounting for Leases,” has been amended to require sale-leaseback accounting for certain lease modifications that are similar to sale-leaseback transactions. The rescission of SFAS No. 4 and the amendment to SFAS No. 13 shall be effective for fiscal years and transactions, respectively, occurring after May 15, 2002. The Group has adopted the provision of SFAS No. 145. In accordance with SFAS No. 145, all losses relating to the extinguishment of debt are included in Other expense.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses the accounting and reporting for costs associated with exit or disposal activities and nullifies EITF No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at fair market value when the liability is incurred, rather than upon an entity’s commitment to an exit plan, as prescribed by EITF No. 94-3. SFAS No. 146 is effective for exit and disposal activities initiated after December 31, 2002. The Group will adopt SFAS No. 146 on January 1, 2003.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20—United States Generally Accepted Accounting Principles (continued)

The application of accounting principles generally accepted in the United States, as described above, would have had the following approximate effect on consolidated net income (loss) and stockholders’ equity:

	Years Ended June 30,
	(in millions)
	2000		2001		2002
Net profit (loss) as reported in the consolidated statements of financial performance	A$	1,921	A$	(746)	A$	(11,962)
Items (increasing) decreasing reported net income (loss) before cumulative effect of accounting change:
Amortization of publishing rights, titles and television licenses		(553)		(622)		(657)
Amortization of cable distribution investments		(114)		(167)		(221)
Amortization of excess of cost over net assets acquired		21		22		24
Gain (loss) on sale/disposal of non-current assets, net		652		1,516		(314)
Adjustment of writedown of investment in Stream S.p.A related to basis difference		—		—		579
Adjustment of writedown of investment in Gemstar-TV Guide, Inc. related to basis difference (a)		—		—		(545)
Equity in losses of associated companies		(456)		(1,289)		(1,495)
Reversal of BSkyB digital transition provision		(202)		(169)		(19)
Developing business start-up costs		(384)		(208)		(32)
NDS stock compensation expense and other		(32)		(28)		(5)
Change in carrying value of exchangeable preferred securities’ warrants and other derivatives		(1,252)		1,535		(63)
Income tax (expense) benefit related to US-GAAP adjustments		(85)		(91)		97
Minority interest relating to US GAAP adjustments		165		146		74
Other, net		(10)		(2)		(13)

Net (decrease) increase in reported income before cumulative effect of accounting change		(2,250)		643		(2,590)

Approximate loss before cumulative effect of accounting change	A$	(329)	A$	(103)	A$	(14,552)
Cumulative effect of accounting change, net of tax (b)		—		(115)		(118)

Approximate net loss in accordance with US-GAAP	A$	(329)	A$	(218)	A$	(14,670)

(a)
The write-down of the Group’s investment in Gemstar-TV Guide is included in Equity in losses of associated companies in the consolidated condensed Statements of Operations and Comprehensive Income (Loss).

(b)
The fiscal 2002 charge represents the Group’s proportionate share of the cumulative effect of accounting change for the adoption of SOP 00-2 by FFW and SFAS No. 142 by Gemstar-TV Guide. The fiscal 2001 amount represents the charge associated with the Group’s adoption of SFAS No. 133.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20—United States Generally Accepted Accounting Principles (continued)

	At June 30,
	(in millions)
	2001		2002
Stockholders’ equity as reported in the consolidated statements of financial position under A-GAAP	A$	47,595	A$	39,468
Items increasing (decreasing) reported stockholders’ equity:
Publishing rights, titles and television licenses:
Revaluation and other		(7,050)		(7,012)
Amortization		(2,902)		(3,505)
Excess of cost over net assets acquired:
Effects of adopting SFAS No. 109 and other deferred taxes		1,474		4,994
Amortization		179		177
Accounts payable and other — non current liabilities:
Effects of adopting SFAS No. 109 and other deferred taxes		(3,165)		(4,545)
Effect of adopting SFAS No. 133 and other		(560)		(549)
Investments:
Unrealized gains on certain investments available for sale		1,149		191
Associated companies reserve		3,401		(774)
Minority interest in subsidiaries		(3,856)		(3,604)
Other		20		112

Net decrease in reported stockholders’ equity		(11,310)		(14,515)

Approximate stockholders’ equity in accordance with US-GAAP	A$	36,285	A$	24,953

Note 21—Selected Summarized Information

All senior notes, senior debentures, Zero Coupon Exchangeable Subordinated Notes, Liquid Yield Option Notes and Mandatory Par Put Remarketed Securities as discussed in Note 8 were issued by News America Incorporated (“NAI”), the principal subsidiary of the Group in the United States, and are guaranteed by TNCL and certain subsidiaries of TNCL.

Summarized financial information of NAI and its consolidated subsidiaries is as follows:

	Years Ended June 30,
	(in millions)
	2000		2001		2002
NAI (US-GAAP)
Balance Sheet:
Current assets	US$	4,979	US$	5,860	US$	5,721
Non-current assets		19,140		19,505		22,207
Current liabilities		3,276		2,721		4,266
Non-current liabilities		14,011		12,073		11,486
Preferred stock		2,293		3,418		3,418
Minority interest in subsidiaries, including exchangeable preferred securities		3,878		4,877		3,228
Statements of Operations:
Revenues	US$	9,739	US$	9,591	US$	10,849
Expenses, other expenses, net and taxes		10,551		11,819		(12,539)
Net loss		(812)		(2,228)		(1,690)

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 22—Related Party Disclosure

(a) Directors

The relevant interest of each Director in the share capital of the Group, as notified by the Directors to the Australian Stock Exchange Limited in accordance with section 235(1) of the Corporations Act 2001, at June 30, 2002, is as follows:

	Ordinary	Preferred Limited Voting	Ordinary Share Options	Preferred Limited Voting Ordinary Share Options	Fox Entertainment Group
K.R. Murdoch AC*	31,839	8,536		24,000,000	5,000
G.C. Bible				48,000
C. Carey				5,300,000	5,000
P. Chernin				17,275,000	4,444
K.E. Cowley AO		50,346		184,000
D.F. DeVoe				3,190,000	4,000
R. Eddington				885,000
J.A.M. Erkko KBE	24,000	30,000		66,000
A.S.B. Knight**	339,348	400,000		60,000
G.J. Kraehe	5,105			12,000
J.R. Murdoch	3,278	1,678		842,352
L.K. Murdoch	11,702	895		3,300,000
T.J. Perkins	23,672			60,000
B.C. Roberts Jr.				36,000
S.S. Shuman	121,993	641,031	24,000	96,000
A.M. Siskind	27,871	50,143		3,660,000	4,000

As at June 30, 2002	588,808	1,182,629	24,000	59,014,352	22,444

As at June 30, 2001	1,713,848	1,182,229	24,000	56,706,352	22,444

There have been no changes to the relevant interests of Directors between June 30, 2002 and the date of this report.

*
K.R. Murdoch additionally is deemed to have a relevant interest in shares by reason of his beneficial and trustee interests in Cruden Investments Pty. Limited, a substantial shareholder, and may also be entitled (as defined in the Corporation Act (2001)), to shares by reason of his connection with Kayarem Pty. Limited, which has a relevant interest in an additional 17,316,951 ordinary shares and 8,785,910 preferred limited voting ordinary shares.

**
A.S.B. Knight is deemed to have an interest by reason of his beneficial interest in a settlement, the trustees of which are Royal Bank of Canada Trustees Limited and Blomfield Trustees (Jersey) Limited.

Other than disclosed elsewhere in this note, since the end of the previous financial year no Director of the Group has received, or become entitled to receive, a benefit by reason of a contract made by the Group or a related corporation with the Director or with a firm of which they are a member or with a company in which they have a substantial financial interest.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 22—Related Party Disclosure (continued)

The following Directors were in office during the financial year and attended the following number of Board meetings:

K.R. Murdoch AC	7	A.S.B Knight	6
G.C. Bible	5	G.J. Krache	5
C. Carey	6	J.R. Murdoch	7
P. Chernin	7	L.K. Murdoch	7
K. E. Cowley AO	6	T.J. Perkins	7
D. F. DeVoe	7	B.C. Roberts Jr.	7
R.I. Eddington	6	S.S. Shuman	6
J.A.M. Erkko KBE	3	A.M. Siskind	7

There were 7 meetings of the full Board of Directors during the year, which all Directors throughout the world attend when possible. Numerous other meetings of the Board attended by a quorum of two or more Directors are held to deal with the day to day business of the Group in different places. In addition, the Board has the following Committees: Nominating, Compensation, Share Option and Audit.

(b) Other Directors Transactions

No Director received or is entitled to receive a benefit, other than a benefit described below.

Mr. Shuman is a non-executive Director of TNCL. He is also the Executive Vice President and Managing Director of Allen & Company Incorporated, a United States based investment bank. The fees paid to Allen & Company Incorporated were US$ nil for June 30, 2001 and 2002 and US$3,483,000 for June 30, 2000, in connection with investment advice and related services. In addition, Allen & Company Incorporated served as an underwriter to the IPOs of NDS in fiscal 2000 and FEG in fiscal 1999 and received allocations.

Directors of the Group and Directors of its related parties, or their director-related entities, conduct transactions with entities within the Group that occur within a normal employee, customer or supplier relationship on terms and conditions no more favorable than those with which it is reasonable to expect the entity would have adopted if dealing with the Director or director-related entity at arm’s length in similar circumstances. These transactions include the following and have been quantified below where the transactions are considered likely to be of interest to users of the financial statements.

The Group has advanced US$1 million to C. Carey a Director of the parent entity, in connection with the Director’s relocation. This loan is repayable on or before January 19, 2005.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 22—Related Party Disclosure (continued)

(c) Other Related Party Transactions

During the year there were numerous transactions between the Group and Queensland Press Pty. Limited (“Queensland Press”). Queeensland Press is controlled by Cruden Pty. Limited in which K.R. Murdoch, by reason of his beneficial and trustee interest, may be deemed to have an interest. The net value of these transactions was A$62.4 million (2001 – A$62.4 million). Details of these transactions are outlined below:

	At June 30,
	(in thousands)
	2001		2002
Transactions with Queensland Press
Loan receivable from Queensland Press (i)	A$	170,000	A$	170,000
Funds on deposit (ii)		(19,000)		(30,500)
Acting as agent for the purchase of newsprint	A$	75,372	A$	76,150
Provision of editorial, advertising and other resources		3,892		3,554
Provision of printing and distribution facilities		(21,442)		(22,092)
Provision of printed matter		4,610		4,796

	A$	62,432	A$	62,408

Transactions with other associated entities

The Group conducts transactions with associated entities on arm’s length basis under normal terms and conditions no more favorable than those offered to others.

	At June 30,
	(in thousands)
	2001		2002
Sale of programming inventory	A$	258,892	A$	309,105
Provision of broadcasting systems		240,715		205,884
Provision of channel compilation and uplink services		25,837		30,420
Lease of transponder capacity		16,797		17,424
Provision of administrative services		5,985		14,199
Sale of advertising		57,749		6,752
Purchase of advertising		—		(14,963)
Sale of telephony services		85,539		93,226

	A$	691,514	A$	662,047

(i)
The Group has provided Queensland Press with a subordinated and unsecured loan facility in the amount of A$170 million. This loan is included in equity investments in associated entities in Note 5. Interest is payable on this loan at the rate of 90 day Bank Bill Swap Rate plus 0.6%. In the year to June 30, 2002, the Group recorded income of A$10 million (2001-A$12 million) on this loan which is included in Interest Income section of this Note.

(ii)
Queensland Press places funds on deposit with News Limited, a wholly-owned subsidiary of the Group. News Limited places these funds on deposit on the money market and returns any interest earned thereon to Queensland Press. The funds on deposit are included in equity investments in associated entities in Note 5.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 22—Related Party Disclosure (continued)

(d) Remuneration of Directors and Executive Directors

The Directors of TNCL who received, or were due to receive, remuneration (including brokerage, commissions, bonuses, retirement payments, salaries and share options), directly or indirectly from the Group or a related party, as shown in the following bands, were:

A$	2001	2002	A$	2001	2002
0—9,999			4,800,000—4,809,999	1
20,000—29,999	1		5,390,000—5,399,999		1
100,000—109,999		1	5,670,000—5,679,999	1
110,000—119,000		2	6,830,000—6,839,999	1
120,000—129,000		3	7,460,000—7,469,999		1
130,000—139,999	1	1	8,710,000—8,719,999	1
140,000—149,000	1		9,050,000—9,059,999		1
150,000—159,000	4		10,470,000—10,479,999	1
160,000—169,000		1	14,040,000—14,049,999	1
170,000—179,000	1		17,570,000—17,579,999		1
280,000—289,999		1	20,580,000—20,589,999		1
300,000—309,999	1		34,150,000—34,159,999		1
3,170,000—3,179,999		1	37,310,000—37,319,999	1

Total remuneration, including salaries, retirement payments, share options and other benefits as employees, received or due and receivable by Directors of the parent entity was A$98,686,000 (2001—A$89,271,700). Total remuneration of Directors of the parent entity and controlled entities was A$99,045,000 (2001—A$89,993,700).

Australian Executives

Total remuneration, including salaries, retirement payments, share options and other benefits as employees, received or due and receivable by Australian based Executive Officers was A$13,504,000 (2001—A$13,825,000).

The number of Australian based Executive Officers of the parent entity and the Group whose income including benefits was at least $100,000 is shown in their relevant income bands.

A$	2001	2002	A$	2001	2002
100,000—109,999	1	1	310,000—319,999	1	3
140,000—149,999	1	1	320,000—329,999	1	1
150,000—159,999	3	1	330,000—339,999	2	1
160,000—169,000		3	340,000—349,999	3	2
170,000—179,000	2	2	360,000—369,999	1
180,000—189,999	1	1	410,000—419,999		1
190,000—199,999	3	2	420,000—429,999	1	1
200,000—209,999	5	3	440,000—449,999		1
210,000—219,999	3	3	460,000—469,999	1
220,000—229,999	3	1	480,000—489,999	1
230,000—239,999	4	4	510,000—519,999		1
240,000—249,999	1	1	520,000—529,999		1
250,000—259,999	2	1	580,000—589,999	1
260,000—269,999	2	1	610,000—619,999		1
270,000—279,999	1	1	800,000—809,999		1
280,000—289,999		1	940,000—949,999	1
290,000—299,999	2	3	1,000,000—1,009,999		1
300,000—309,999	3

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 22—Related Party Disclosure (continued)

(c) Interest Income

Interest income from associated entities totaled A$38 million (2001—A$82 million) and includes A$10 million (2001—$12 million) interest income received from Queensland Press in relation to a subordinated loan facility provided by the Group as described in this Note.

Note 23—Recently Issued A-GAAP Accounting Pronouncements

AASB 1020—“Income Taxes” is a revised standard effective July 1, 2005, which brings alignment with international standards. The revised standard adopts a “balance sheet” liability method of tax effect accounting rather than the present “income statements” liability approach. Under the “balance sheet” liability method, temporary differences (differences between balance sheet carrying values and their tax based values) form the basis of deferred tax assets and liabilities. The recognition requirements for deferred tax assets have also been revised to include a “probable” test, which is less stringent than the current tests of “beyond reasonable doubt” and “virtual certainty”. The future impact of the revised standard on income tax expenses and related tax balances is not currently ascertainable.

AASB 1028—“Employee Benefits” is a revised standard effective July 1, 2002 which refines the recognition and measurement criteria for some employee benefits, including wages and salaries and annual leave, and employee termination benefits arising on acquisition of an entity. It also requires additional disclosures about equity based compensation benefits.

AASB 1044—“Provisions, Contingent Liabilities and Contingent Assets” is a new standard effective from July 1, 2002. It establishes rules for the recognition and measurement of provisions, including the requirement to use discounted cash flows. It includes specific rules for providing for restructuring costs, dividends and onerous contracts. It also specifies measurement and disclosure requirements for contingent assets and liabilities.

The future impact of these new and revised standards on the Group’s financial statements are either expected to be immaterial or are not yet ascertainable.

Australian companies are scheduled to adopt International Accounting Standards for fiscal years beginning after January 1, 2005. The impact of this adoption on the Group’s financial statements has not yet been assessed.

Note 24—Subsequent Events

In October 2002, News Corporation and Telecom Italia agreed to acquire Telepiu, S.p.A. (“Telepiu”), Vivendi Universal’s (“Vivendi”) satellite pay-television platform in Italy, for approximately €920 million, consisting of the assumption of up to €450 million in outstanding indebtedness and a cash payment of €470 million. As part of the acquisition, Telepiu will be combined with Stream, and News Corporation will own 80.1% and Telecom Italia will own 19.9% of the combined entity. The acquisition, which is subject to regulatory approval, is expected to close prior to the end of fiscal 2003.

In March 2002, Groupe Canal+ Technologies S.A. and Canal+ Technologies Inc., subsidiaries of Vivendi (collectively “Canal+”), filed a lawsuit against NDS Group plc and NDS Americas Inc. (together, “NDS”) in the United States District Court, Northern District of California, alleging acts of improper conduct, including unfair competition and copyright infringement, in connection with the conditional access systems operated by Canal+. In October 2002, Canal+ and NDS agreed to a stay of all proceeding pending regulation approval of News Corporation’s acquisition of Telepiu. The action will be dismissed with prejudice upon the consummation of the acquisition. In October and November 2002, each of EchoStar Communications Corporation (“EchoStar”) and several affiliates and MEASAT Broadcast Network Systems Sendirian Berhad asked the court’s permission to intervene in the action, asserting that they have claims similar to those asserted by Canal+. The motions to intervene are currently scheduled to be heard in January 2003.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 24—Subsequent Events (continued)

In September 2002, NDS Group plc and two of its subsidiaries were named as defendants in a lawsuit filed by DIRECTV, Inc. (“DIRECTV”) and certain of its affiliates in the United Sates District Court for the Central District of California. The suit purports to allege misappropriation of trade secrets, breach of contract, fraud and statutory violations relating to NDS’ provision of conditional access services to DIRECTV. The suit seeks unspecified damages and injunctive relief. The allegations are substantially similar and related to a complaint in a prior action commenced by DIRECTV that was dismissed with prejudice in February 2002. NDS believes that these allegations as well as the additional ones in the complaint are without merit and a pretext designed to enable DIRECTV to circumvent restrictions on DIRECTV’s future use of NDS’ technology. NDS intends vigorously to defend the action and has filed a motion to dismiss many of DIRECTV’s claims. Additionally, in October 2002, NDS filed counterclaims against DIRECTV and a chip manufacturer, alleging that DIRECTV and the chip manufacturer misappropriated NDS’ trade secrets and proprietary information, conspired to infringe NDS’ patents, colluded to unfairly compete and breached agreements and licenses restricting the use of NDS’ intellectual property.

In October 2002, NDS Americas, Inc. was served with subpoenas by the U.S. Attorney’s office in San Diego, California, seeking documents apparently in connection with an investigation related to Canal+ and EchoStar’s claims. NDS is co-operating with the investigation.

In June 2002, the Group entered into an agreement to acquire the television station WPWR-TV in Chicago from Newsweb Corporation for US$425 million in cash. The acquisition closed in August 2002.

In June 2002, the Group called for redemption all of the outstanding 9 3/4% Senior Discount Notes due 2007 and all of the outstanding 8 7/8% Senior Notes due 2007. The redemption was completed in August 2002.

In November 2002, FEG sold 50 million shares of its Class A Common Stock pursuant to an underwritten public offering. The net proceeds received by FEG were approximately US$1.2 billion and were used to repay intercompany indebtedness. This offering reduced the Group’s equity ownership and voting percentage in FEG to 80.58% and 97%, respectively, and increased the outside equity interests in controlled entities.

In December 2002, News Corporation reduced the commitments available under the Revolving Credit Agreement from US$2.0 billion to US$1.7 billion.

Note 25—Valuation and Qualifying Accounts

VALUATION AND QUALIFYING ACCOUNTS
(in millions)
	Balance at beginning of period		Additions charged to costs and expenses		Deductions		Other (a)		Balance at end of period
June 30, 2000
Allowance for doubtful accounts—current receivables	A$	297	A$	166	A$	55	A$	30	A$	438
June 30, 2001
Allowance for doubtful accounts—current receivables	A$	438	A$	151	A$	81	A$	33	A$	541
June 30, 2002
Allowance for doubtful accounts—current receivables	A$	541	A$	286	A$	102	A$	107	A$	832

(a)	Includes foreign exchange translation gain (loss), 2000—A$23 million, 2001—A$49 million and 2002—A$(40) million.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 26—Supplemental Cash Flow Information

	At June 30,
	(in millions)
	2000		2001		2002
Business Acquired and Disposed
Businesses disposed
Consideration
Gross cash received	A$	405	A$	265	A$	—
Shares		95		427		—

Total consideration received	A$	500	A$	692	A$	—

Assets and Liabilities Disposed
Trade debtors	A$	49	A$	8	A$	—
Inventory		91		3		—
Prepayments		5		—		—
Non-current inventories		5		—		—
Property, plant and equipment		70		1		—
Non-current prepayments		2		—		—
Investments		33		—		—
Publishing rights, titles and television licenses		345		791		—
Goodwill		48		—		—
Current liabilities		(98)		(19)		—
Non-current trade creditors and provisions		(25)		(110)		—

	A$	525	A$	674	A$	—

Net profit (loss) before tax on disposal	A$	(25)	A$	18	A$	—

Businesses Acquired
Consideration
Gross cash paid	A$	471	A$	51	A$	4,548
Shares issued		2,379		—		4,577
Less cash acquired		—		—		(2,778)

Total consideration	A$	2,850	A$	51	A$	6,347

Assets and Liabilities Acquired
Trade debtors	A$	293	A$	42	A$	251
Prepayments		47		5		102
Inventory		31		3		—
Non-current receivables		352		—		82
Non-current inventories		190		—		111
Property, plant and equipment		106		13		169
Investments		761		2		70
Publishing rights, titles and television licenses		4,669		77		7,003
Goodwill		5		154		25
Current trade creditors and provisions		(825)		(53)		(722)
Non-current borrowings		(2,468)		—		—
Non-current trade creditors and provisions		(307)		(123)		(735)
Minority interest		(4)		(69)		(9)

	A$	2,850	A$	51	A$	6,347

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 26—Supplemental Cash Flow Information (continued)

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
	Years Ended June 30,
	(in millions)
	2000	2001	2002
Non-cash transactions:
Ordinary shares and preferred limiting voting ordinary shares issued on exchange of convertible debt	110	478	4
Shares issued in lieu of cash dividend payments	95	94	86
Preferred limited voting ordinary shares issued in acquisitions	2,379	—	4,577
Investments in Gemstar-TV Guide International, Inc. (formerly TV Guide, Inc.)	—	7,920	1,407

For the purposes of the Statements of Cash Flows, cash includes cash at bank, on deposit and on hand.

Note 27—Supplemental Guarantor Information

A group of TNCL subsidiaries presently guarantees the senior public indebtedness of TNCL’s indirect wholly owned subsidiary, NAI. (See Note 19). Supplemental condensed consolidating financial information (A-GAAP) of the Guarantors is presented on pages F-81 through F-88. This supplemental financial information should be read in conjunction with the Consolidated Financial Statements.

In November 2000, TNCL’s US$2 billion Revolving Credit Agreement was amended. Under the amended provisions, among other things, certain of the Group’s subsidiaries are excluded from being guarantors, specifically Sky Global Networks and its subsidiaries, the subsidiaries of FEG and any subsidiary which is subject to any restriction, contractual or otherwise, which would prohibit or restrict such subsidiary from becoming a guarantor and would otherwise be required to provide a guarantee under the Revolving Credit Agreement.

A reconciliation of the Group’s results under A-GAAP to US-GAAP is presented in Note 20. There are no GAAP reconciling items for the “News America Incorporated” column presented on pages F-81 through F-88. For GAAP reconciling items related to “The News Corporation Limited” column, reference is made to Note 20.

In accordance with SEC Rules and Regulations, the “Guarantor Wholly Owned Subsidiaries” column use the equity method to account for the results of all of the non-guarantor subsidiaries, representing substantially all of the Group’s consolidated results of operations, excluding certain intercompany eliminations. Accordingly, the Group believes there are no material differences between the reconciling items presented in Note 20 and the adjustments required to reconcile the results of the guarantor subsidiaries reflected in this column to US-GAAP. Therefore, the Group believes that a reconciliation of the supplemental guarantor information on the following pages to US-GAAP would not materially affect an investor’s assessment of the nature and sufficiency of the guarantees.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Supplemental Guarantor Information (Continued)
SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION
As of June 30, 2002
(A$ in millions)

	A-GAAP								US-GAAP
	News America Incorporated	The News Corporation Limited (1)	Guarantor Wholly Owned Subsidiaries (1)	Guarantor Non-Wholly Owned Subsidiaries	Non-Guarantor Wholly Owned Subsidiaries	Non-Guarantor Non-Wholly Owned Subsidiaries	Reclassifications and Eliminations (5)	The News Corporation Limited and Subsidiaries	The News Corporation Limited and Subsidiaries
ASSETS
Current Assets
Cash	3,920	7	1,738	66	232	374	—	6,337	6,337
Receivables	25	—	344	18	1,339	4,684	(601)	5,809	5,809
Inventories	—	—	71	—	368	1,657	(161)	1,935	1,935
Other	6	—	28	19	232	281	—	566	598

Total Current Assets	3,951	7	2,181	103	2,171	6,996	(762)	14,647	14,679

Investments
Investments in associated companies and Other investments	544	—	2,213	104	2,614	3,112	—	8,587	8,004
Intragroup investments	40,823	19,513	77,598	22,566	70,960	20,803	(252,263)	—	0

Total Investments	41,367	19,513	79,811	22,670	73,574	23,915	(252,263)	8,587	8,004

Property, plant and equipment	203	—	1,011	—	2,689	2,768	—	6,671	6,527

Other Non Current Assets
Intercompany	(37,181)	10,321	(11,297)	1,073	41,367	(4,283)	—	—	—
Goodwill	—	—	—	—	(4)	472	(13)	455	5,626
Publishing rights, titles and television licences	321	—	862	66	6,458	24,826	2,815	35,348	24,831
Non-current receivables	85	—	101	147	297	426	(260)	796	796
Inventories	—	—	86	—	116	4,665	(635)	4,232	4,232
Other	155	—	274	1	155	120	—	705	1,142

Total Other Non Current Assets	(36,620)	10,321	(9,974)	1,287	48,389	26,226	1,907	41,536	36,627

TOTAL ASSETS	8,901	29,841	73,029	24,060	126,823	59,905	(251,118)	71,441	65,837

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Interest bearing liabilities	175	—	—	—	11	1,670	—	1,856	1,856
Other current liabilities	138	—	715	150	2,403	6,491	(748)	9,149	9,362

Total Current Liabilities	313	—	715	150	2,414	8,161	(748)	11,005	11,218
Non-current Liabilities
Interest bearing liabilities	13,581	—	—	—	4	—	—	13,585	13,585
Other non-current liabilities	752	—	1,043	(209)	705	5,592	(2,190)	5,693	10,787

Total Non-Current Liabilities excluding exchangeable preferred securities	14,333	—	1,043	(209)	709	5,592	(2,190)	19,278	24,372
Exchangeable Preferred Securities	—	—	—	—	1,690	—	—	1,690	—

Total Liabilities	14,646	—	1,758	(59)	4,813	13,753	(2,938)	31,973	35,590
Minority interest in subsidiaries, including exchangeable preferred securities	—	—	—	—	—	—	—	—	5,294

Stockholders’ Equity	(5,745)	29,841	71,271	24,119	122,010	46,152	(248,180)	39,468	24,953

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	8,901	29,841	73,029	24,060	126,823	59,905	(251,118)	71,441	65,837

See notes to supplemental guarantor information

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Supplemental Guarantor Information (Continued)
SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION
As of June 30, 2001
(A$ in millions)

	A-GAAP								US-GAAP
	News America Incorporated	The News Corporation Limited (1)	Guarantor Wholly Owned Subsidiaries (1)	Guarantor Non-Wholly Owned Subsidiary	Non-Guarantor Wholly Owned Subsidiaries	Non-Guarantor Non-Wholly Owned Subsidiaries	Reclassifications and Eliminations (5)	The News Corporation Limited and Subsidiaries	The News Corporation Limited and Subsidiaries
ASSETS
Current Assets
Cash	3,460	6	(1,202)	109	2,925	254	63	5,615	5,615
Receivables	61	8,227	681	120	1,442	4,859	(8,707)	6,683	6,683
Inventories	—	—	160	—	397	2,702	—	3,259	3,259
Other	65	—	25	21	234	269	2	616	649

Total Current Assets	3,586	8,233	(336)	250	4,998	8,084	(8,642)	16,173	16,206

Investments
Investments in associated entities & other investments	1,910	(3,257)	16,919	282	1,139	3,745	2,413	23,151	27,701
Intragroup Investments	36,301	28,379	72,774	16,904	57,678	18,043	(230,079)	—	—

Total Investments	38,211	25,122	89,693	17,186	58,817	21,788	(227,666)	23,151	27,701

Property, plant and equipment	45	—	1,042	—	3,049	2,985	(11)	7,110	6,963

Other Non Current Assets
Intercompany	(28,731)	—	(34,643)	1,650	61,759	(8,143)	8,108	—	—
Goodwill	—	—	—	—	81	518	(80)	519	2,172
Publishing rights, titles and television licenses	244	—	1,125	11	6,792	19,996	2,883	31,051	21,099
Non-current receivables	49	—	91	163	362	601	(504)	762	762
Inventories	—	—	100	—	123	5,236	(240)	5,219	5,219
Other	207	—	271	15	197	240	46	976	1,344

Total Other Non Current Assets	(28,231)	—	(33,056)	1,839	69,314	18,448	10,213	38,527	30,596

TOTAL ASSETS	13,611	33,355	57,342	19,275	136,179	51,305	(226,106)	84,961	81,466

LIABILITIES AND STOCKHOLDER’S EQUITY
Current Liabilities
Interest bearing liabilities	50	—	—	—	13	—	—	63	63
Other current liabilities	144	142	1,149	230	2,400	6,979	(1,331)	9,713	9,947

Total Current Liabilities	194	142	1,149	230	2,413	6,979	(1,331)	9,776	10,010
Non Current Liabilities
Interest bearing liabilities	16,697	—	—	—	337	1,708	—	18,742	18,742
Other non-current liabilities	1,291	—	211	451	975	4,053	(1,800)	5,181	8,906

Total Non-Current Liabilities excluding exchangeable preferred securities	17,988	—	211	451	1,312	5,761	(1,800)	23,923	27,648

Exchangeable Preferred Securities	1,784	—	—	—	1,734	—	149	3,667	—

Total Liabiilties	16,113	96	1,609	533	4,884	7,059	(3,431)	26,863	37,658
Minority interest in subsidiaries, including exchangeable
preferred secruities	—	—	—	—	—	—	—	—	7,523
Stockholders’ Equity	(6,355)	33,213	55,982	18,594	130,720	38,565	(223,124)	47,595	36,285

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	13,611	33,355	57,342	19,275	136,179	51,305	(226,106)	84,961	81,466

See notes to supplemental guarantor information

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Supplemental Guarantor Information (Continued)
SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL PERFORMANCE
For the year ended June 30, 2002
(A$ in millions)

	A-GAAP								US-GAAP
	News America Incorporated	The News Corporation Limited (1)	Guarantor Wholly Owned Subsidiaries (1)	Guarantor Non-Wholly Owned Subsidiaries	Non-Guarantor Wholly Owned Subsidiaries	Non-Guarantor Non-Wholly Owned Subsidiaries	Reclassifications and Eliminations (5)	The News Corporation Limited and Subsidiaries	The News Corporation Limited and Subsidiaries
Sales revenue	10	—	1,183	—	8,407	21,444	(2,030)	29,014	28,776
Operating expenses	205	—	1,093	67	7,108	18,940	(1,941)	25,472	28,520

Operating income (loss)	(195)	—	90	(67)	1,299	2,504	(89)	3,542	256

Net (loss) from associated entities	(76)	—	(355)	(6)	(846)	(151)	—	(1,434)	(14,840)
Net profit (loss) from subsidiary entities	1,573	(11,965)	(999)	2,198	—	—	9,193	—	—
Net borrowing costs	(3,733)	3	23,521	193	(20,338)	(646)	—	(1,000)	(1,000)
Dividend on exchangeable preferred securities	—	—	—	—	(93)	—	—	(93)	—
Other items before income tax	206	—	(10,399)	(124)	(2,933)	931	345	(11,974)	1,965

Profit (loss) from ordinary activities before income tax	(2,225)	(11,962)	11,858	2,194	(22,911)	2,638	9,449	(10,959)	(13,619)
Income tax (expense) benefit	(22)	—	(4)	—	(188)	(231)	(210)	(655)	(572)

Net profit (loss) from ordinary activities after tax	(2,247)	(11,962)	11,854	2,194	(23,099)	2,407	9,239	(11,614)	(14,191)
Cumulative effect of accounting change, net of tax	—	—	—	—	—	—	—	—	(118)
Net profit (loss) attributable to outside equity interest	—	—	—	—	—	(67)	(281)	(348)	(361)

Net profit (loss) attributable to members of the parent entity	(2,247)	(11,962)	11,854	2,194	(23,099)	2,340	8,958	(11,962)	(14,670)

See notes to supplemental guarantor information

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Supplemental Guarantor Information (Continued)
SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL PERFORMANCE
For the year ended June 30, 2001
(A$ in millions)

	A-GAAP								US-GAAP
	News America Incorporated	The News Corporation Limited (1)	Guarantor Wholly Owned Subsidiaries (1)	Guarantor Non-Wholly Owned Subsidiary	Non-Guarantor Wholly Owned Subsidiaries	Non-Guarantor Non-Wholly Owned Subsidiaries	Reclassifications and Eliminations (5)	The News Corporation Limited and Subsidiaries	The News Corporation Limited and Subsidiaries
Sales revenue	52	—	2,259	—	7,268	17,646	(1,647)	25,578	25,387
Operating expenses	185	—	1,789	51	6,547	15,657	(1,744)	22,485	23,564

Operating income (loss)	(133)	—	470	(51)	721	1,989	97	3,093	1,823

Net (loss) from associated entities	2,399	(3,257)	(1,774)	(906)	(235)	7	3,517	(249)	(1,711)
Net borrowing costs	(3,027)	2,511	374	75	9,390	(743)	(9,515)	(935)	(935)
Dividends on exchangeable preferred securities	—	—	—	—	(90)	—	—	(90)	—
Change in accounting policy before tax	—	—	—	—	—	(1,107)	—	(1,107)	—
Other items before income tax	(862)	—	(331)	861	5,906	(1,828)	(5,020)	(1,274)	635

Profit (loss) from ordinary activities before income tax	(1,623)	(746)	(1,261)	(21)	15,692	(1,682)	(10,921)	(562)	(188)
Income tax benefit (expense)	(1)	—	(120)	11	(43)	221	(56)	12	(517)

Net profit (loss) from ordinary activities after tax	(1,624)	(746)	(1,380)	(10)	15,648	(1,461)	(10,977)	(550)	(705)
Change in accounting policy, net of tax	—	—	—	—	—	—	—	—	(958)
Net profit (loss) attributable to outside equity interests	—	—	—	—	6	(27)	(175)	(196)	1,445

Net profit (loss) attributable to members of the parent entity	(1,624)	(746)	(1,380)	(10)	15,654	(1,488)	(11,152)	(746)	(218)

See notes to supplemental guarantor information

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Supplemental Guarantor Information (Continued)
SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL PERFORMANCE
For the year ended June 30, 2000
(A$ in millions)

	A-GAAP								US GAAP
	News America Incorporated	The News Corporation Limited (1)	Guarantor Wholly Owned Subsidiaries (1)	Guarantor Non-Wholly Owned Subsidiary	Non-Guarantor Wholly Owned Subsidiaries	Non-Guarantor Non-Wholly Owned Subsidiaries	Reclassifications and Eliminations (5)	The News Corporation Limited and Subsidiaries	The News Corporation Limited and Subsidiaries
Sales revenue	12	—	1,069	1,974	7,778	14,835	(3,225)	22,443	22,337
Operating expenses	89	—	950	36	7,048	15,216	(3,638)	19,701	20,828

Operating income (loss)	(77)	—	119	1,938	730	(381)	413	2,742	1,509

Net (loss) from associated entities	2,640	(1,063)	1,540	629	(253)	56	(3,847)	(298)	(936)
Net borrowing costs	(2,188)	2,984	3,140	73	3,209	(538)	(7,494)	(814)	(829)
Dividends on exchangeable preferred securities	—	—	—	—	(79)	—	—	(79)	—
Gain on issuance of subsidiary shares	—	—	—	—	—	—	—	—	854
Other items before income tax	732	—	(164)	(1,903)	534	1,814	173	1,186	1,070

Profit (loss) from ordinary activities before income tax	1,107	1,921	4,635	737	4,141	951	(10,755)	2,737	1,668
Income tax benefit (expense)	(231)	—	(56)	1	(271)	(228)	106	(679)	(773)

Net profit (loss) from ordinary activities after tax	876	1,921	4,579	738	3,870	723	(10,649)	2,058	895
Net profit (loss) attributable to outside equity interests	—	—	—	—	17	(6)	(148)	(137)	(1,224)

Net profit (loss) attributable to members of the parent entity	876	1,921	4,579	738	3,887	717	(10,797)	1,921	(329)

See notes to supplemental guarantor information

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Supplemental Guarantor Information (Continued)
SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended June 30, 2002
(A$ in millions)

	A-GAAP								US-GAAP
	News America Incorporated	The News Corporation Limited (1)	Guarantor Wholly Owned Subsidiaries (1)	Guarantor Non-Wholly Owned Subsidiaries	Non-Guarantor Wholly Owned Subsidiaries	Non-Guarantor Non-Wholly Owned Subsidiaries	Reclassifications and Eliminations (5)	The News Corporation Limited and Subsidiaries	The News Corporation Limited and Subsidiaries
Operating activity
Net profit (loss) attributable to members of the parent entity	(2,247)	(11,962)	11,854	2,194	(23,099)	2,340	8,958	(11,962)	(14,670)
Adjustment for non-cash and non-operating activities
Associated entity earnings, net of dividends	6	—	46	6	183	147	—	388	13,155
Net profit (loss) from subsidiary entities	(1,573)	11,965	999	(2,198)	—	—	(9,193)	—	—
Depreciation and amortization	12	—	25	—	284	428	—	749	1,594
Other items, net	(116)	—	10,389	124	3,296	(884)	370	13,179	2,191
Provisions	68	—	676	(645)	(52)	—	331	378	378
Cumulative effect of accounting change	—	—	—	—	—	—	—	—	118
Change in assets and liabilities	6,350	(3)	(20,897)	444	17,914	(3,143)	(319)	346	304

Cash provided (used) by operating activity	2,500	—	3,092	(75)	(1,474)	(1,112)	147	3,078	3,070

Investing and other activity
Property, plant and equipment	(52)	—	(22)	—	(215)	(216)	—	(505)	(505)
Investments	(989)	—	(356)	(29)	(565)	(1,440)	—	(3,379)	(3,371)
Proceeds from sale of non-current assets	1,239	—	48	88	2	2,907	—	4,284	4,284

Cash (used) provided in investing activity	198	—	(330)	59	(778)	1,251	—	400	408

Financing activity
Repayment of debt	(1,883)	—	—	—	(298)	—	—	(2,181)	(2,181)
Funding from related entities	—	208	—	—	—	—	(208)	—	—
Issuance of shares	—	—	133	—	—	—	—	133	133
Dividends paid	—	(207)	—	(16)	(48)	(7)	—	(278)	(278)
Leasing and other finance costs	—	—	(1)	—	(1)	(5)	—	(7)	(7)

Cash provided (used) by financing activity	(1,883)	1	132	(16)	(347)	(12)	(208)	(2,333)	(2,333)

Net increase (decrease) in cash	815	1	2,894	(32)	(2,599)	127	(61)	1,145	1,145
Opening cash balance	3,460	6	(1,202)	109	2,925	254	63	5,615	5,615
Exchange movement on opening cash balance	(355)	—	46	(11)	(94)	(7)	(2)	(423)	(423)

Closing cash balance	3,920	7	1,738	66	232	374	—	6,337	6,337

See notes to supplemental guarantor information

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Supplemental Guarantor Information (Continued)
SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the year ended June 30, 2001
(A$ in millions)

	A-GAAP								US-GAAP
	News America Incorporated	The News Corporation Limited (1)	Guarantor Wholly Owned Subsidiaries (1)	Guarantor Non-Wholly Owned Subsidiary	Non-Guarantor Wholly Owned Subsidiaries	Non-Guarantor Non-Wholly Owned Subsidiaries	Reclassifications and Eliminations (5)	The News Corporation Limited and Subsidiaries	The News Corporation Limited and Subsidiaries
Operating activity
Net profit (loss) attributable to members of the parent entity	(1,624)	(746)	(1,380)	(10)	15,654	(1,488)	(11,152)	(746)	(218)
Adjustment for non-cash and non-operating activities
Associated entity earnings, net of dividends	(2,399)	3,257	1,777	896	162	66	(3,517)	242	1,817
Depreciation and amortization	3	—	30	—	287	390	(4)	706	1,488
Net loss (gain) on sale of non-current assets	862	—	279	(861)	(5,800)	1,843	5,019	1,342	—
Other items, net	20	31	79	18	53	13	(26)	188	188
Provisions	—	—	—	—	—	686	—	686	(635)
Cumulative effect of accounting change	—	—	—	—	—	—	—	—	958
Change in assets and liabilities	2,251	(2,542)	(6,283)	120	(7,882)	(388)	13,226	(1,498)	(2,887)

Cash (used) provided by operating activity	(887)	—	(5,499)	163	2,475	1,122	3,546	920	711

Investing and other activity
Property, plant and equipment	(14)	—	(34)	—	(696)	(371)	2	(1,113)	(1,113)
Investments	(134)	—	(216)	(160)	(1,736)	(765)	(42)	(3,053)	(2,844)
Proceeds from sale of non-current assets	935	—	918	—	534	—	—	2,387	2,387

Cash used in investing activity	787	—	668	(160)	(1,898)	(1,136)	(40)	(1,779)	(1,570)

Financing activity
Issuance of debt	1,496	133	—	—	—	—	(133)	1,496	1,496
Repayment of debt	(63)	—	(17)	—	17	—	—	(63)	(63)
Issuance of shares in a subsidiary	—	—	—	—	—	—	—	—	—
Issuance of shares	56	—	—	—	—	—	—	56	56
Buyback of preferred shares, net	—	—	(91)	—	—	—	—	(91)	(91)
Dividends paid	—	(129)	(11)	—	(56)	(9)	—	(205)	(205)
Leasing and other finance costs	—	—	(1)	—	(5)	—	1	(5)	(5)

Cash provided (used) by financing activity	1,489	4	(120)	—	(44)	(9)	(132)	1,188	1,188

Net increase (decrease) in cash	1,389	4	(4,951)	3	533	(23)	3,374	329	329
Opening cash balance	1,750	2	3,395	90	2,168	238	(3,005)	4,638	4,638
Exchange movement on opening cash balance	321	—	354	16	224	39	(306)	648	648

Closing cash balance	3,460	6	(1,202)	109	2,925	254	63	5,615	5,615

See notes to supplemental guarantor information

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Supplemental Guarantor Information (Continued)
SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the year ended June 30, 2000
(A$ in millions)

	A-GAAP								US-GAAP
	News America Incorporated	The News Corporation Limited (1)	Guarantor Wholly Owned Subsidiaries (1)	Guarantor Non-Wholly Owned Subsidiary	Non-Guarantor Wholly Owned Subsidiaries	Non-Guarantor Non-Wholly Owned Subsidiaries	Reclassifications and Eliminations (5)	The News Corporation Limited and Subsidiaries	The News Corporation Limited and Subsidiaries
Operating activity
Net profit (loss) attributable to members of the parent entity	876	1,921	4,579	738	3,887	717	(10,797)	1,921	(329)
Adjustment for non-cash and non-operating activities
Associated entity earnings, net of dividends	(2,640)	1,063	(1,604)	(629)	268	21	3,816	295	1,106
Depreciation and amortization	2	—	27	—	248	288	(3)	562	1,222
Other items, net	(501)	—	181	1,903	(179)	(1,893)	(173)	(662)	(1,554)
Provisions	48	—	131	(82)	(166)	297	(86)	142	142
Change in assets and liabilities	2,863	(2,984)	(5,139)	(1,809)	4,504	2,115	(1,275)	(1,725)	(441)

Cash (used) provided by operating activity	648	—	(1,825)	121	8,562	1,545	(8,518)	533	146

Investing and other activity
Property, plant and equipment	(22)	—	(17)	—	(189)	(440)	(3)	(671)	(671)
Investments	(1,147)	—	(791)	(31)	(1,842)	(245)	(101)	(4,157)	(3,773)
Proceeds from sale of non-current assets	1,274	—	155	—	1,609	304	(1)	3,341	3,341

Cash used in investing activity	105	—	(653)	(31)	(422)	(381)	(105)	(1,487)	(1,103)

Financing activity
Issuance of debt	—	127	—	—	—	—	(127)	—	—
Repayment of debt	(491)	—	—	—	—	(1,130)	—	(1,621)	(1,621)
Issuance of shares in a subsidiary	—	—	—	—	—	300	17	317	317
Issuance of shares	—	—	2	—	(818)	—	943	127	127
Buyback of preferred shares, net	—	—	—	—	(6,939)	—	5,773	(1,166)	(1,166)
Dividends paid	—	(125)	—	—	(110)	—	(1)	(236)	(233)
Leasing and other finance costs	—	—	(1)	—	(48)	(3)	—	(52)	(52)

Cash provided (used) by financing activity	(491)	2	1	—	(7,915)	(833)	6,605	(2,631)	(2,628)

Net increase (decrease) in cash	262	2	(2,477)	90	225	331	(2,018)	(3,585)	(3,585)
Opening cash balance	1,347	—	5,327	—	1,839	(29)	(1,001)	7,483	7,483
Exchange movement on opening cash balance	141	—	545	—	104	(64)	14	740	740

Closing cash balance	1,750	2	3,395	90	2,168	238	(3,005)	4,638	4,638

See notes to supplemental guarantor information

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL GUARANTOR INFORMATION

Notes to Supplemental Guarantor Information

(1)	Guarantors consist of The News Corporation Limited and the following subsidiaries:

Wholly Owned Subsidiaries

FEG Holdings, Inc	Subsidiary which owns 85.32% of Fox Entertainment Group, Inc. (“FEG”). (See Note 24)

HarperCollins Publishers, Inc.	Holding company for the U.S book publication and distribution operations.

News Publishing Australia Limited	U.S. holding company. Owns an interest in News America Incorporated (“NAI”).

News America FSI, Inc.	Subsidiary which publishes free-standing inserts (“FSI”)

HarperCollins (UK)	Holding company for the UK and Australian book publication and distribution operations.

Newscorp Investments	UK holding company. Owns News International plc and News Finance Pty.

News International plc
Holding company for the UK operating divisions. Principal subsidiaries include News Group Newspapers Limited and Times Newspapers Limited, which publish national, daily and Sunday newspapers, and NDS Group plc. Also owns Times Supplements Limited, which produces educational publications. Other major subsidiaries are principally involved in finance, including News Publishers Limited (92.3% owned). Owns an interest in NAI.

News Securities B.V. (Netherlands)	Group financing company.

News Limited
Holding company for the Australian operations. Principal subsidiaries, The Herald and Weekly Times Limited and Nationwide News Pty. Limited, publish newspapers for both the suburban and/or city markets in most States of Australia. Owns 45.3% of Independent Newspapers Limited, a New Zealand based newspaper publisher. Owns 50% of the Adelaide Australia newspaper, Sunday Mail. Owns 20% of Computer Power Limited. Owns Festival Records Pty. Limited, a manufacturer and publisher of pre-recorded cassettes and compact discs.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL GUARANTOR INFORMATION (continued)

Notes to Supplemental Guarantor Information

Non—Wholly Owned Subsidiaries

Fox Entertainment Group, Inc	Entertainment company whose assets include Twentieth Century Fox Film Corporation, Fox Broadcasting Company and Fox Television Stations, Inc.

(2)
In November 1998, FEG, a subsidiary of TNCL, issued 124.8 million shares of its Class A common stock in an initial public offering. The shares issued represented an equity interest of approximately 14.68%. As a result of this transaction, FEG has been classified in the “Guarantor Non-Wholly Owned Subsidiary” column and FEG’s subsidiaries have been included in the “Non-Guarantor Non-Wholly Owned Subsidiaries” column. In addition, TNCL has agreed to indemnify FEG from and against any liabilities it may incur pursuant to its guarantee. ( See Note 24)

(3)
During the fiscal year ended June 30, 2001, TNCL’s Revolving Credit Agreement was amended to release certain operating subsidiaries of TNCL as guarantors and to exclude all subsidiaries of FEG and any subsidiary of TNCL which is subject to any restriction, contractual or otherwise, which would prohibit or restrict such subsidiary from becoming a guarantor. Correspondingly, under the terms of the various supplemental indentures governing TNCL’s public indebtedness, such subsidiaries have also been released or excluded. As a result, certain reclassifications have been made to the supplemental condensed consolidating financial information for all prior periods presented in order to accurately reflect the current guarantor structure under the amended Revolving Credit Agreement.

(4)
Investments in Group subsidiaries, for purposes of the supplemental consolidating presentation, are accounted for by their parent companies under the equity method of accounting whereby earnings of subsidiaries are reflected in the parent company’s investment account and earnings.

(5)
Certain reclassifications were made to conform the supplemental condensed consolidating financial information to the financial presentation of the Group. The principal elimination entries eliminate investments in subsidiaries and intercompany balances.

(6)
The guarantees of NAI’s senior public indebtedness constitute senior indebtedness of each of the guarantors thereto, including TNCL, and rank pari passu with all present and future senior indebtedness of such guarantors. Because the factual basis underlying the obligations created pursuant to the various facilities and other obligations constituting senior indebtedness of TNCL and the guarantors of NAI’s senior public indebtedness, including TNCL differ, it is not possible to predict how a court in bankruptcy would accord priorities among the obligations of TNCL and its subsidiaries.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Fox Entertainment Group, Inc.

We have audited the accompanying consolidated balance sheet of Fox Entertainment Group, Inc., a Delaware corporation, and Subsidiaries (the “Company”), as of June 30, 2002 and the related consolidated statements of operations, cash flows and shareholders’ equity for the year then ended. The consolidated financial statements of the Company as of June 30, 2001 and for the two years then ended were audited by other auditors whose report dated August 16, 2001 expressed an unqualified opinion on those statements. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fox Entertainment Group, Inc. and Subsidiaries as of June 30, 2002, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

/S/ ERNST & YOUNG LLP

Los Angeles, California
August 14, 2002
except for Note 20, as to
which the date is August 21, 2002

THIS REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP.
THE REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP NOR HAS ARTHUR ANDERSEN LLP
PROVIDED A CONSENT TO THE INCLUSION OF ITS REPORT IN THIS FORM 10-K.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Fox Entertainment Group, Inc.

We have audited the accompanying consolidated balance sheets of Fox Entertainment Group, Inc., a Delaware corporation, and Subsidiaries (the “Company”), as of June 30, 2001 and 2000, and the related consolidated statements of operations, cash flows and shareholders’ equity for each of the three years in the period ended June 30, 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fox Entertainment Group, Inc. and Subsidiaries as of June 30, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States.

As explained in Note 2 to the consolidated financial statements, effective July 1, 2000, the Company changed its method of accounting for filmed entertainment costs.

ARTHUR ANDERSEN LLP

Los Angeles, California
August 16, 2001
except for Note 19 b, as to
which the date is August 23, 2001

FOX ENTERTAINMENT GROUP, INC.
CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30,
(in millions except share and per share amounts)

	2002	2001
Assets:
Cash and cash equivalents	$56	$66
Accounts receivable, net	2,577	2,504
Filmed entertainment and television programming costs, net	3,062	3,703
Investments in equity affiliates	1,424	1,493
Property and equipment, net	1,501	1,454
Intangible assets, net	13,169	7,647
Other assets and investments	1,087	989

Total assets	$22,876	$17,856

Liabilities and Shareholders’ Equity

Liabilities:
Accounts payable and accrued liabilities	$1,844	$1,705
Participations, residuals and royalties payable	1,129	890
Television programming rights payable	1,428	1,133
Deferred revenue	500	553
Borrowings	942	1,032
Deferred income taxes	1,912	706
Other liabilities	735	142

	8,490	6,161
Due to affiliates of News Corporation	1,413	2,866

Total liabilities	9,903	9,027

Minority interest in subsidiaries (Note 10)	878	861

Commitments and contingencies

Shareholders’ Equity:
Preferred stock, $.01 par value per share; 100,000,000 shares authorized; 0 shares issued and outstanding as of June 30, 2002 and 2001	—	—
Class A Common stock, $.01 par value per share; 1,000,000,000 authorized; 302,436,375 and 176,559,834 issued and outstanding as of June 30, 2002 and 2001, respectively	3	2
Class B Common stock, $.01 par value per share; 650,000,000 authorized; 547,500,000 issued and outstanding as of June 30, 2002 and 2001	6	6
Additional paid-in capital	11,569	8,023
Retained earnings (deficit) and accumulated other comprehensive income	517	(63)

Total shareholders’ equity	12,095	7,968

Total liabilities and shareholders’ equity	$22,876	$17,856

The accompanying notes are an integral part of these
consolidated financial statements.

FOX ENTERTAINMENT GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED JUNE 30,
(in millions except per share amounts)

	2002	2001	2000
Revenues	$9,725	$8,414	$8,517
Expenses:
Operating	7,226	6,274	6,482
Selling, general and administrative	1,293	1,101	1,011
Depreciation and amortization	400	387	368
Other operating charge	909	—	—

Operating (loss) income	(103)	652	656

Other (Expense) Income:
Interest expense, net	(241)	(345)	(297)
Equity losses of affiliates	(144)	(92)	(90)
Minority interest in subsidiaries	(37)	(14)	(4)
Other, net	1,540	190	—

Income before provision for income taxes and cumulative effect of accounting change	1,015	391	265
Provision for income tax expense on a stand-alone basis	(408)	(185)	(120)

Income before cumulative effect of accounting change	607	206	145
Cumulative effect of accounting change, net of tax	(26)	(494)	—

Net income (loss)	$581	$(288)	$145

Basic and diluted earnings per share before cumulative effect of accounting change	$0.72	$0.28	$0.20
Basic and diluted cumulative effect of accounting change, net of tax, per share	(0.03)	(0.68)	—

Basic and diluted earnings (loss) per share	$0.69	$(0.40)	$0.20

Basic and diluted weighted average number of common equivalent shares outstanding	838	724	722

The accompanying notes are an integral part of these
consolidated financial statements.

FOX ENTERTAINMENT GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30,
(in millions)
	2002	2001	2000
Operating activities:
Net income (loss)	$581	$(288)	$145
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	400	387	368
Amortization of cable distribution investments	116	90	72
Other operating charge	909	—	—
Cumulative effect of accounting change, net of tax	26	494	—
Equity losses of affiliates and distributions	179	137	90
Other, net	(1,540)	(190)	—
Minority interest in subsidiaries	1	—	—
Change in operating assets and liabilities, net of acquisitions:
Accounts receivable and other assets	(18)	(268)	(310)
Filmed entertainment and television programming costs, net	267	(507)	(786)
Accounts payable and accrued liabilities	(173)	59	100
Participations, residuals and royalties payable and other liabilities	239	(67)	68

Net cash provided by (used in) operating activities	987	(153)	(253)

Investing activities:
Acquisitions, net of cash acquired	(332)	(85)	63
Proceeds from sale of investments in equity affiliates	1,543	465	—
Investments in equity affiliates	(321)	(177)	(174)
Other investments	(132)	(234)	(178)
Purchases of property and equipment, net of acquisitions	(80)	(145)	(247)

Net cash provided by (used in) investing activities	678	(176)	(536)

Financing activities:
Borrowings	—	26	197
Repayment of borrowings	(168)	(727)	(784)
Increase in minority interest in subsidiaries	6	—	—
Increase (decrease) in Preferred Interests	8	841	—
Advances from (repayments to) affiliates of News Corporation, net	(1,521)	141	1,369

Net cash (used in) provided by financing activities	(1,675)	281	782

Net (decrease) in cash and cash equivalents	(10)	(48)	(7)
Cash and cash equivalents, beginning of year	66	114	121

Cash and cash equivalents, end of year	$56	$66	$114

Supplemental information on businesses acquired:
Fair value of assets acquired	$5,267		$3,313
Cash acquired	20		63
Less: liabilities assumed	1,730		1,951
cash paid	10		—

Fair value of stock consideration	$3,547		$1,425

The accompanying notes are an integral part of these
consolidated financial statements.

FOX ENTERTAINMENT GROUP, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEAR ENDED JUNE 30,
(in millions)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Balance as of June 30, 1999	$—	$7	$6,599	$69	$(7)	$6,668
Issuance of Class A Common Stock	—	1	1,424	—	—	1,425
Comprehensive income (loss):
Net income (loss)	—	—	—	145	—	145
Foreign currency translation adjustments	—	—	—	—	8	8

Total comprehensive income (loss)	—	—	—	145	8	153

Balance as of June 30, 2000	—	8	8,023	214	1	8,246
Comprehensive income (loss):
Net income (loss)	—	—	—	(288)	—	(288)
Foreign currency translation adjustments	—	—	—	—	10	10

Total comprehensive income (loss)	—	—	—	(288)	10	(278)

Balance as of June 30, 2001	—	8	8,023	(74)	11	7,968
Issuance of Class A Common Stock	—	1	3,546	—	—	3,547
Comprehensive income (loss):
Net income (loss)	—	—	—	581	—	581
Minimum pension liability	—	—	—	—	8	8
Foreign currency translation adjustments	—	—	—	—	(9)	(9)

Total comprehensive income (loss)	—	—	—	581	(1)	580

Balance as of June 30, 2002	$—	$9	$11,569	$507	$10	$12,095

The accompanying notes are an integral part of these
consolidated financial statements.

FOX ENTERTAINMENT GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Fox Entertainment Group, Inc. and its subsidiaries (the “Company”) is a diversified entertainment company with operations in four business segments. These business segments are: Filmed Entertainment, which principally consists of the production and acquisition of live-action and animated motion pictures for distribution and licensing in all formats in all entertainment media worldwide and the production of original television programming; Television Stations, which principally consist of the operation of broadcast television stations; Television Broadcast Network, which principally consists of the broadcasting of network programming; and Cable Network Programming, which principally consists of the production and licensing of programming distributed through cable television systems and direct broadcast satellite (“DBS”) operators and professional sports team ownership.

Prior to the Company’s initial public offering in November 1998, The News Corporation Limited and its subsidiaries (“News Corporation”) effected a reorganization (the “Reorganization”) by contributing to the Company, at book value, certain of its assets and subsidiaries engaged in the production and distribution of feature films and television programming. Included in this contribution were Twentieth Century Fox Film Corporation (“TCF”), which was acquired by News Corporation in 1985, and News Corporation’s interests in Fox Family Worldwide, Inc. (“FFW”), Fox Sports Networks, LLC, International Sports Programming LLC (“Fox Sports International”), Fox Cable Networks Ventures, Inc. and other cable network programming and related interests.

In connection with the Reorganization in fiscal 1999, the outstanding voting preferred stock of the Company was acquired from an executive of the Company for its par value of $760,000 plus accrued dividends. Contemporaneous with this transaction, the executive acquired the voting preferred stock of a subsidiary of the Company, Fox Television Holdings, Inc. (“FTH”) for the identical par value and dividend rate (See Note 2). The voting preferred stock of the Company had been acquired by the executive in accordance with a 1985 order of the Federal Communications Commission (“FCC”) in connection with the Company’s acquisition of television stations.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company consolidated with the accounts of its majority-owned and controlled subsidiaries. For financial reporting purposes, control generally means ownership of a majority interest in an entity but may, in certain instances, result from other considerations, including the Company’s capacity to dominate decision making in relation to the financial and operating policies of the consolidated entity. FTH, a subsidiary of the Company, has 7,600 shares of voting preferred stock issued and outstanding with a liquidation value of $760,000 and cumulative dividends at the rate of 12% per annum. Such shares are held by an executive of the Company and represent 76% of the voting power of FTH.

FTH is included in these consolidated financial statements because the Company is deemed to control FTH for financial reporting purposes. Among the reasons why the Company has a controlling financial interest in FTH are (i) the Company has the ability to redeem the voting preferred stock, at any time, at the liquidation value of $760,000 plus accrued dividends, (ii) the dividends on, and amounts to be paid on redemption of, the voting preferred stock are fixed, and not related to the performance of FTH, and, (iii) senior management of FTH, including its Board of Directors, consists solely of persons employed by the Company. As a result, the controlling financial interest in FTH rests with the Company through its common stock ownership of FTH.

All material intercompany accounts and transactions have been eliminated in the consolidated financial statements of the Company.

The Company maintains a 52-53 week fiscal year ending on the Sunday nearest to June 30. Fiscal years 2001 and 2002 comprised 52-week periods, while fiscal year 2000 comprised a 53-week period.

FOX ENTERTAINMENT GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

BALANCE SHEET PRESENTATION

As permitted by Statement of Position No. (“SOP”) 00-2, “Accounting by Producers or Distributors of Films,” the Company presents an unclassified balance sheet.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand and marketable securities with original maturities of three months or less.

REVENUE RECOGNITION

Filmed Entertainment:

In accordance with SOP 00-2, revenues from the theatrical distribution of motion pictures are recognized as they are exhibited. Revenues from home video and DVD sales, net of a reserve for returns, are recognized on the date that video and DVD units are made widely available for sale by retailers. Revenues from the licensing of feature films and television programming are recorded when the material is available for telecasting by the licensee and when certain other conditions are met.

License agreements for the telecast of theatrical and television product in the broadcast network, syndicated television and cable television markets are routinely entered into in advance of their available date for telecast. Cash received and amounts billed in connection with such contractual rights for which revenue is not yet recognizable is classified as deferred revenue. Because deferred revenue generally relates to contracts for the licensing of theatrical and television product which have already been produced, the recognition of revenue for such completed product is principally only dependent upon the commencement of the availability period for telecast under the terms of the related licensing agreement.

Television Stations, Television Broadcast Network and Cable Network Programming:

Advertising revenue is recognized as the commercials are aired. Subscriber fees received from cable systems and DBS operators for cable network programming are recognized as revenue in the period services are provided. Revenues from professional team ownership are recognized on a game-by-game basis.

In November 2001, the Financial Accounting Standards Board (“FASB”) issued Emerging Issues Task Force No. (“EITF”) 01-09, “Accounting for the Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products,” which was effective for the Company as of January 1, 2002. This EITF, among other things, codified the issues and examples of EITF 00-25, “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products.” EITF 00-25 states that customer incentives which consist of the amortization of cable distribution investments (capitalized fees paid to a cable or DBS operator to facilitate the launch of a cable network), should be presented as a reduction in revenue in the consolidated statement of operations. As required, the Company has reclassified the amortization of cable distribution investments against revenues for all periods presented. The amortization of cable distribution investments had previously been included in Depreciation and amortization. Operating income, Net income and Earnings per share are not affected by this reclassification. This reclassification affects the Company’s and the Cable Network Programming segment’s revenues. The effect of the reclassification on the Company’s revenues is as follows:

FOX ENTERTAINMENT GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

	For the year ended June 30,
	2002	2001	2000
	(in millions)
Gross Revenues	$9,841	$8,504	$8,589
Amortization of cable distribution investments	(116)	(90)	(72)

Revenues	$9,725	$8,414	$8,517

FILMED ENTERTAINMENT AND TELEVISION PROGRAMMING COSTS

Filmed Entertainment Costs:

In accordance with SOP 00-2, Filmed entertainment costs include capitalizable production costs, overhead and interest costs expected to benefit future periods, net of any amounts received from outside investors. These costs, as well as participations and talent residuals, are recognized as operating expenses on an individual film basis in the ratio that the current year’s gross revenues bear to management’s estimate of total ultimate gross revenues from all sources. Marketing costs and development costs under term deals are expensed as incurred. Story costs for projects not produced after three years are written-off.

Filmed entertainment costs are stated at the lower of unamortized cost or estimated fair value on an individual film or television series basis. Revenue forecasts for both motion pictures and television products are continually reviewed by management and revised when warranted by changing conditions. When estimates of total revenues and other events or changes in circumstances indicate that a motion picture or television production has a fair value that is less than its unamortized cost, a loss is recognized currently for the amount by which the unamortized cost exceeds the film or television production’s fair value.

Through June 30, 2000, the Company employed the guidance of Statement of Financial Accounting Standard (“SFAS”) No. 53. The Company adopted SOP 00-2 on July 1, 2000, which established new accounting standards for producers and distributors of films and superseded SFAS No. 53. SOP 00-2 established new accounting standards for, among other things, marketing and development costs. The Company recorded a one-time, non-cash charge of $494 million, net of $302 million tax, as a cumulative effect of accounting change as of July 1, 2000. This charge primarily reflects the write-off of marketing and certain development costs, which were previously capitalized under SFAS No. 53 and are no longer capitalizable under SOP 00-2. Subsequent to the adoption of SOP 00-2, the Company’s accounting policy is to expense marketing and certain development costs as incurred.

Television and Cable Programming Costs:

In accordance with SFAS No. 63, program rights for entertainment programs for the Television Stations, Television Broadcast Network and Cable Network Programming segments are amortized primarily on a straight-line basis, generally based on the usage of the program or term of license. Original cable programming is amortized on an accelerated basis. The Company has single and multi-year contracts for broadcast rights of programs and sporting events. At the inception of these contracts and at each subsequent reporting date, the Company evaluates the recoverability of the costs associated therewith against the revenues directly associated with the program material and related expenses. Where an evaluation indicates that a programming contract will result in an ultimate loss, additional amortization is provided to currently recognize that loss. The costs of national sports contracts for the Television Broadcast Network and Cable Network Programming segments are charged to expense based on the

FOX ENTERTAINMENT GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

ratio of each period’s operating profits to estimated total operating profit of the contract. Estimates of total operating profit can change significantly and accordingly, are reviewed periodically and amortization is adjusted as necessary.

The costs of regional sports contracts for the Cable Network Programming segment, which are for a specified number of events, are amortized on an event-by-event basis and those, which are for a specified season, are amortized over the season on a straight-line basis.

INVESTMENTS IN EQUITY AFFILIATES

Investments in and advances to affiliates or joint ventures in which the Company has a substantial ownership interest of approximately 20% to 50%, or for which the Company owns more than 50% but does not control policy decisions, are accounted for by the equity method. The Company’s share of net earnings or losses of affiliates includes the amortization of the excess of the Company’s investment over its underlying share of the net assets of the investee at acquisition, which is amortized over 40 years.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over an estimated useful life of three to forty years. Leasehold improvements are amortized using the straight-line method over the shorter of their useful lives or the life of the lease. Costs associated with the repair and maintenance of property are expensed as incurred.

INTANGIBLE ASSETS

As a creator and distributor of branded content, the Company has a significant amount of intangible assets, including goodwill, film and television libraries, FCC licenses, sports franchises and trademarks. Goodwill is recorded as the difference between the cost of acquiring entities and amounts assigned to their tangible and identifiable intangible net assets. Except for intangible assets acquired in business combinations subsequent to June 30, 2001, intangible assets are amortized using the straight-line method over the following lives: goodwill (40 years); FCC licenses (40 years); Franchises and other (4—40 years).

IMPAIRMENT OF LONG-LIVED AND INTANGIBLE ASSETS

In accordance with SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” the Company evaluates the recoverability of the carrying amount of its long-lived assets and certain identifiable intangibles to be held and used by the Company. Such reviews are performed whenever events or changes in circumstances indicate full recoverability is questionable and on an individual business-entity basis.

Assessment of recoverability would include a comparison of the asset’s carrying value to the sum of the undiscounted estimated future cash flows anticipated to be generated from the asset’s use and eventual disposition. If the Company determines that impairment has occurred, the measurement of the impairment will be equal to the excess of the asset’s carrying amount over its fair value. Factors used in ascertaining the estimated fair value include operating income before interest and taxes, television ratings and subscriber numbers. Should the review determine impairment, the loss will be recognized through the statement of operations as part of income from continuing operations and the corresponding asset value will be reduced.

FOX ENTERTAINMENT GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

FINANCIAL INSTRUMENTS

The fair value of financial instruments, including cash and cash equivalents, investments and long-term borrowings, is generally determined by reference to market values resulting from trading on national securities exchanges. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques.

INCOME TAXES

The Company accounts for income taxes using SFAS No. 109, “Accounting for Income Taxes”. SFAS No. 109 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred taxes have not been provided on the cumulative undistributed earnings of foreign subsidiaries since amounts are expected to be reinvested indefinitely.

STOCK-BASED COMPENSATION

SFAS No. 123, “Accounting for Stock-Based Compensation,” encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation awards to employees under Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and its interpretation, FASB Interpretation No. (“FIN”) 44, “Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25”.

COMPREHENSIVE INCOME

The Company follows SFAS No. 130, “Reporting Comprehensive Income” for the reporting and display of comprehensive income and its components in financial statements and thereby reports a measure of all changes.

DERIVATIVES

SFAS No. 133 requires every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded on the balance sheet at fair value as either an asset or a liability. The statement also requires that changes in the fair value of recorded derivatives be recognized currently in earnings unless specific hedge accounting criteria are met.

The Company uses financial instruments designated as cash flow hedges to hedge its limited exposures to foreign currency exchange risks associated with the costs for producing films abroad. All cash flow hedges are recorded at fair value on the consolidated balance sheet. As of June 30, 2002 and 2001, the contractual amount of foreign exchange forward contracts was $18.5 million and $4.2 million and the net fair value asset and net fair value liability was $1.3 million and $0.3 million, respectively. These contracts expire by January 2003. The effective changes in fair value of derivatives designated as cash flow hedges are recorded in accumulated other comprehensive income (loss) with foreign currency translation adjustments. Amounts are reclassified from accumulated other comprehensive income (loss) when the underlying hedged item is recognized in earnings. All ineffective changes in fair value of derivatives are recorded in earnings.

FOX ENTERTAINMENT GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

TRANSLATION OF FOREIGN CURRENCIES

Assets and liabilities of foreign subsidiaries and affiliates are translated into US dollars at appropriate year-end current rates and all income and expense accounts are translated at rates that approximate those rates prevailing at the time of the transactions. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income (loss). Foreign currency receivables and payables are translated at appropriate year-end current rates and the resulting translation gains or losses are taken into income currently.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company uses significant estimates in determining the amortization of filmed entertainment costs and programming contracts. Because of the use of estimates inherent in the financial reporting process, especially for entertainment companies, actual results could differ from those estimates. These differences could be material.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the fiscal 2002 presentation.

FOX ENTERTAINMENT GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	CHRIS-CRAFT ACQUISITION

On July 31, 2001, News Corporation, through a wholly-owned subsidiary, acquired all of the outstanding common stock of Chris-Craft Industries, Inc. and its subsidiaries, BHC Communications, Inc. and United Television, Inc., (collectively, “Chris-Craft”). The consideration for the acquisition was approximately $2 billion in cash and approximately $3 billion in News Corporation American Depositary Receipts representing preferred limited voting ordinary shares (“ADRs”). Simultaneously with the closing of the acquisition, News Corporation transferred $3,432 million of net assets, constituting Chris-Craft’s ten television stations (the “Acquired Stations”) to the Company in exchange for 122,244,272 shares of the Company’s Class A Common Stock and net indebtedness of $48 million (the “Exchange”), thereby increasing News Corporation’s ownership in the Company from 82.76% to 85.25%. The Company assigned the licenses issued by the FCC for the Acquired Stations to its indirect subsidiary, Fox Television Stations, Inc., which became the licensee and controls the operations of the Acquired Stations. News Corporation acquired Chris-Craft and transferred to the Company the Acquired Stations in order to strengthen the Company’s existing television station business. This transaction has been treated as a purchase in accordance with SFAS Nos. 141 and 142.

The Company has consolidated the results of operations of the Acquired Stations as of the date of Exchange, July 31, 2001, with the exception of KTVX-TV in Salt Lake City, whose operations were not consolidated as of the exchange due to regulatory requirements which precluded the Company from controlling the station and required its disposal (see description of Clear Channel swap below). For financial reporting purposes, in accordance with EITF 90-5, “Exchanges of Ownership Interests between Entities under Common Control,” the Company has recognized the assets and liabilities of Chris-Craft based upon their acquired basis in the News Corporation merger and issued equity to News Corporation at that value.

In October 2001, the Company exchanged KTVX-TV in Salt Lake City and KMOL-TV in San Antonio with Clear Channel Communications, Inc. for WFTC-TV in Minneapolis (the “Clear Channel swap”). In addition, on November 1, 2001, the Company exchanged KBHK-TV in San Francisco with Viacom Inc. for WDCA-TV in Washington, DC and KTXH-TV in Houston (the “Viacom swap”). In June 2002, the Company exchanged KPTV-TV in Portland, an Acquired Station, for Meredith Corporation’s WOFL-TV in Orlando and WOGX-TV in Ocala (the “Meredith swap”, and together with the Viacom and Clear Channel swaps, the “Station Swaps”). All of the stations exchanged in the Station Swaps were Acquired Stations. No gain or loss was recognized by the Company as a result of the Station Swaps.

FOX ENTERTAINMENT GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	CHRIS-CRAFT ACQUISITION—continued

The following table summarizes the preliminary fair values of the assets transferred and liabilities assumed at the date of the Exchange. The allocation of purchase price is substantially complete, but awaiting final valuations.

As of July 31, 2001
(in millions)
Assets transferred:
Accounts receivable, net	$88
Filmed entertainment and television programming costs, net	106
Property and equipment, net	90
Other intangible assets	2,960
Goodwill	1,855
Other assets and investments	78

Total assets transferred	5,177

Liabilities assumed:
Television programming rights payable	439
Accrued expenses	236
Deferred income taxes	973
Other liabilities	97

Total liabilities assumed	1,745

Net assets transferred	$3,432

The purchase price was primarily allocated to acquired intangible assets including both goodwill and FCC licenses, which are deemed to have indefinite lives, and therefore are not subject to amortization in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets.” The goodwill and intangibles were assigned to the Television Stations segment, the majority of which are not deductible for tax purposes. In accordance with SFAS No. 109, “Accounting for Income Taxes,” the Company has recorded deferred taxes for the basis difference related to FCC licenses and other acquired assets and liabilities.

The table below reflects the unaudited pro forma combined results of the Company as if the Exchange and the Station Swaps had taken place as of July 1, 2000.

	For the year ended June 30,
	2002	2001
	(in millions, except per share amounts)
Revenues	$9,763	$8,882
Operating income (loss)	(82)	753
Cumulative effect of accounting change, net of tax	(26)	(494)
Net income (loss)	592	(199)
Basic and diluted earnings (loss) per share	$0.70	$(0.23)

FOX ENTERTAINMENT GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	CHRIS-CRAFT ACQUISITION-continued

The unaudited pro forma financial information is presented for comparative purposes only and is not necessarily indicative of the operating results that actually would have occurred had the Exchange and the Station Swaps been consummated on July 1, 2000. In addition, these results are not intended to be a projection of future results and do not reflect any synergies that might be achieved from the combined operations.

4.	ACQUISITIONS AND DISPOSITIONS

In January 2000, the Company completed a series of integrated transactions with Healtheon/WebMD Corporation (“WebMD”) to exchange, among other things, media services and its interest in The Health Network (“THN”) for a cost based Preferred stock interest in WebMD. No gain or loss was recorded by the Company in connection with this original integrated transaction. On December 29, 2000, the Company, News Corporation and WebMD entered into an agreement to restructure the initial integrated transaction, which resulted in the Company agreeing to exchange its entire Preferred stock investment with a carrying value of $505 million, for an approximate $126 million reduction in the Company’s obligation to provide future media services, an approximate $37 million elimination of future funding commitments to THN, and the acquisition of WebMD’s interest in THN. The acquisition of THN was recorded at its fair market value of approximately $200 million, as determined by an independent appraisal. The Company will continue to provide future domestic media services over the remaining eight years and will remain obligated for cash payments to WebMD of $10.7 million over the remaining two years. The carrying value of the deferred revenue for future media services is approximately $135 million as of June 30, 2002, with a market value of approximately $171 million. Such deferred revenue will be recognized over the remaining eight-year term as such media services are delivered under an agreed annual commitment schedule based upon market rates prevailing in each future period. The restructuring transaction resulted in the Company recording a non-cash charge of approximately $143 million, which is reflected within Other, net in the consolidated statement of operations for the year ended June 30, 2001.

In June 2001, the Company completed the previously announced sale of its entire interest in THN for cash of approximately $155 million, of which $100 million was paid at closing and $55 million is due one year from Closing (which was satisfied during fiscal year 2002), and a 10% carried interest in the equity of the acquirer with a minimum guarantee value of $100 million in December 2003. In accordance with SFAS No. 94, “Consolidation of All Majority-Owned Subsidiaries,” and EITF 87-11, “Allocation of Purchase Price to Assets to be Sold,” for the period from the acquisition of THN (December 29, 2000) until the Closing Date of the sale, control of THN was deemed to be temporary and therefore, its results of operations had not been consolidated in the Company’s statement of operations for the six months ended June 30, 2001. The Company recorded a loss of approximately $15 million from the sale, which is reflected in Other, net in the consolidated statement of operations for the year ended June 30, 2001.

In February 2001, Fox Sports Networks, LLC (“Fox Sports Networks”), a subsidiary of the Company, acquired certain assets and liabilities constituting the business of Midwest Sports Channel, a regional sports network serving the Minneapolis, Minnesota and Milwaukee, Wisconsin metropolitan areas, pursuant to an Assignment and Assumption Agreement among Fox Sports Networks, Viacom, Inc. (“Viacom”) and Comcast Corporation (“Comcast”) and a Purchase Agreement between Viacom and Comcast for approximately $40 million. The excess of the net purchase price over the net assets acquired, of approximately $33 million is reflected within Intangible assets, net on the consolidated balance sheets.

In February 2001, Fox Sports Networks sold its approximate 34% limited partnership interest in Home Team Sports, in a non-cash exchange for new or amended cable carriage arrangements valued at approximately $46 million related to the distribution of the Company’s programming services on cable systems. The Company has recognized a gain of approximately $40 million related to this transaction, which is reflected within Other, net in the consolidated statement of operations for the year ended June 30, 2001.

FOX ENTERTAINMENT GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	ACQUISITIONS AND DISPOSITIONS-continued

In March 2001, the Company acquired the outstanding equity of New Millennium Investors, LLC (“New Millennium”) for an aggregate purchase price of $45 million. (See Note 10)

In June 2001, the Company sold its approximate 31% interest in The Golf Channel for total consideration of approximately $375 million, of which $365 million was received in cash during fiscal 2001. The Company has recorded a gain of approximately $311 million related to this transaction, which is reflected in Other, net in the consolidated statement of operations for the year ended June 30, 2001.

In July 2001, as a result of the exercise of rights by existing shareholders of Speedvision Network, LLC, the Company acquired an additional 53.44% of Speedvision Network, LLC, now Speed Channel, Inc. (“Speed Channel”), for approximately $401 million, increasing the Company’s ownership in Speed Channel to approximately 85.46%. As a result, the Company consolidated the results of Speed Channel beginning in July 2001. In October 2001, the Company acquired the remaining 14.54% minority interest in Speed Channel for approximately $111 million bringing the Company’s ownership to 100%. These transactions have been treated as a purchase in accordance with SFAS Nos. 141 and 142.

In July 2001, as a result of the exercise of rights by existing shareholders of Outdoor Life Network, LLC (“Outdoor Life”), the Company acquired 50.23% of Outdoor Life for approximately $309 million. This acquisition resulted in the Company owning approximately 83.18% of Outdoor Life. In October 2001, a shareholder of Outdoor Life acquired the Company’s ownership interest in Outdoor Life for approximately $512 million in cash. During the period from July 2001 until the closing of the sale of Outdoor Life in October 2001, the ownership interest in Outdoor Life was held for sale and control of Outdoor Life was deemed temporary. Therefore, in accordance with SFAS No. 94, “Consolidation of All Majority-Owned Subsidiaries,” and EITF 87-11, “Allocation of Purchase Price to Assets to be Sold,” the results of Outdoor Life were not consolidated in the Company’s statement of operations for this period. Upon the closing of the sale of the Company’s ownership interest in Outdoor Life, the Company recognized a gain of $147 million, which is reflected in Other, net in the accompanying consolidated statements of operations for the year ended June 30, 2002.

In October 2001, the Company, Haim Saban and the other stockholders of FFW, sold FFW to The Walt Disney Company (“Disney”) for total consideration of approximately $5.2 billion (including the assumption of certain debt) of which approximately $1.6 billion was in consideration of the Company’s interest in FFW, which was rebranded ABC Family. As a result of this transaction, the Company recognized a pre-tax gain of approximately $1.4 billion, which is reflected in Other, net in the accompanying consolidated statements of operations for the year ended June 30, 2002. The proceeds from this transaction were used to reduce obligations to affiliates of News Corporation. In addition, the Company sublicensed certain post-season Major League Baseball (“MLB”) games for the 2001 to 2006 MLB seasons to Disney for aggregate consideration of approximately $675 million, payable over the period of the sublicense.

In December 2001, News Corporation acquired from Liberty Media Corporation (“Liberty”) its 50% interest in Fox Sports International, in exchange for 3,673,183 ADRs valued at $115 million. Under the terms of the transaction, the Company purchased News Corporation’s acquired interest in Fox Sports International, which increased the Company’s ownership interest from 50% to 100%, in exchange for the issuance of 3,632,269 shares of the Company’s Class A Common Stock. As a result of this transaction, News Corporation’s equity ownership interest in the Company increased from 85.25% to 85.32%. For financial reporting purposes, in accordance with EITF 90-5, the Company has recognized the assets and liabilities of Fox Sports International based upon their acquired basis in the News Corporation acquisition and issued 3,632,269 shares of the Company’s Class A Common Stock to News Corporation at that value. This transaction has been treated as a purchase in accordance with SFAS Nos. 141 and 142.

FOX ENTERTAINMENT GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	ACQUISITIONS AND DISPOSITIONS-continued

In January 2002, the Company acquired an approximate 23.3% interest in the Sunshine Network (“Sunshine”) for approximately $23.3 million. This resulted in the acquisition of a controlling interest in Sunshine and increased the Company’s ownership percentage in Sunshine to approximately 83.3%. In February 2002, the Company acquired an additional approximate 0.4% interest in Sunshine, increasing the Company’s ownership interest to approximately 83.7%. Since the acquisition in January 2002, Sunshine has been consolidated into the Cable Network Programming segment of the Company as it is now under the control of the Company. This transaction has been treated as a purchase in accordance with SFAS Nos. 141 and 142.

5.	FILMED ENTERTAINMENT AND TELEVISION PROGRAMMING COSTS, NET

Filmed entertainment and television programming costs, net consisted of the following as of June 30:

	2002	2001
	(in millions)
Filmed entertainment costs:
Films:
Released	$728	$732
Completed, not released	80	23
In production	366	555
In development or preproduction	49	69

	1,223	1,379

Television productions:
Released	500	484
In production	94	150
In development or preproduction	7	10

	601	644

Total filmed entertainment costs, less accumulated amortization	1,824	2,023
Television programming costs, less accumulated amortization	1,238	1,680

Total filmed entertainment and television programming costs, net	$3,062	$3,703

As of June 30, 2002 the Company estimated that approximately 63% of unamortized filmed entertainment costs from completed films are expected to be amortized during fiscal year 2003 and approximately 91% of released unamortized filmed entertainment costs will be amortized within the next three years. As of June 30, 2002, the Company estimated that approximately 35% of $817 million in accrued participation liabilities will be payable during fiscal year 2003.

FOX ENTERTAINMENT GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.	OTHER OPERATING CHARGE

The Company has several multi-year sports rights agreements, including a contract with the National Football League (“NFL”) through fiscal year 2006, contracts with the National Association of Stock Car Auto Racing (“NASCAR”) through fiscal year 2013 and a contract with Major League Baseball (“MLB”) through fiscal year 2007. These contracts provide the Company with the broadcast rights to certain national sporting events during their respective terms. The NFL and NASCAR contracts contain certain early termination clauses that are exercisable by the NFL and NASCAR.

The Company continually evaluates the recoverability of the rights costs against the revenues directly associated with the program material and related direct expenses over the expected contract lives. At December 31, 2001, the Company recorded an Other operating charge of $909 million. This charge related to a change in accounting estimate on the Company’s national sports rights agreements caused by the downturn in the advertising market, which caused the Company to write off programming costs inventory and to provide for estimated losses on these contracts over their estimated terms. This evaluation considered the severe downturn in sports-related advertising, the lack of any sustained advertising rebound subsequent to September 11th and the industry-wide reduction of projected long-term advertising growth rates, all of which resulted in the Company’s estimate of future directly attributable revenues associated with these contracts being lower than previously anticipated. Because the vast majority of costs incurred under these contracts are fixed, such as the rights costs and production costs, the results of these lower revenue estimates indicated that the Company would generate a loss over the estimated remaining term of the sports contracts.

In accordance with APB Opinion No. 20, “Accounting Changes,” the Company has determined that the impact of the charge on Basic and diluted earnings (loss) per share, net of tax benefit of $346 million, for the year ended June 30, 2002 is $0.67 loss per share.

The costs of these sports contracts are charged to expense based on the ratio of each period’s operating profits to estimated total operating profit of the contract. Considering the provision of $909 million for estimated losses and absent a difference between the actual future revenues and costs as compared to the estimated future revenues and costs, no operating profit or loss will be recognized by the Company over the estimated remaining term of the sports contracts.

The profitability of these long-term national sports contracts as discussed above is based on the Company’s best estimates at June 30, 2002, of directly attributable revenues and costs; such estimates may change in the future, and such changes may be significant. Should revenues decline from estimates applied at June 30, 2002, an additional loss will be recorded. Should revenues improve as compared to estimated revenues, then none of the recorded loss will be restored, but the Company will have a positive operating profit, which will be recognized over the estimated remaining contract term.

As of June 30, 2002, there have been no significant changes in the Company’s estimates from those employed as of December 31, 2001.

7.	INVESTMENTS

The Company’s investments in equity affiliates consist principally of a 49.5% of FFW, a family television programming venture, until its sale in October 2001; 40% of Regional Programming Partners (“RPP”), a partnership holding interests in various regional sporting networks (“RSNs”) and sporting teams and arenas; 40% of Ventures Arena, an entity which holds interests in sporting arenas; 66.7% of the domestic National Geographic Channel and 50% of the international National Geographic Channel (together, the “National Geographic Channels”), which air documentary programming on such topics as natural history, adventure, science and culture.

As of June 30, 2002, the investment in these affiliates was as follows: FFW—$0 million; RPP—$896 million; Ventures Arena—$122 million; and National Geographic Channels—$214 million. As of June 30, 2001, the investment in these affiliates was as follows: FFW—$119 million; RPP—$908 million; Ventures Arena—$131 million; and National Geographic Channels—$76 million.

FOX ENTERTAINMENT GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	INVESTMENTS—continued

The Company’s investment in several of its affiliates exceeded its equity in the underlying net assets by a total of $402 million and $420 million as of June 30, 2002 and 2001, respectively. These excess amounts are being amortized on a straight-line basis over 40 years. The fiscal 2001 amount includes the excess on the investment in Sunshine Networks, which became a consolidated subsidiary during fiscal 2002. The amortization aggregated to $12 million for each of the years ended June 30, 2002, 2001 and 2000.

The Company’s share of the income (loss) of each of its equity affiliates is as follows:

	For the year ended June 30,
Affiliate:	2002	2001	2000
	(in millions)
Fox Family Worldwide(a)	$(51)	$(37)	$23
Fox Sports International(b)	(9)	(22)	(28)
Fox Sports Networks Domestic:
National Sports Partners	(25)	(22)	(17)
Regional Programming Partners	(9)	2	(1)
Other	18	11	6
National Geographic Channel—Domestic	(42)	(22)	(1)
The Golf Channel(c)	—	14	—
Other	(26)	(16)	(72)

Total equity losses of affiliates	$(144)	$(92)	$(90)

(a)	The Company sold its interests in FFW in October 2001. (See Note 4)
(b)	Subsequent to the acquisition of the remaining 50% interest in December 2001, the results of Fox Sports International have been consolidated in the Cable Network Programming segment. (See Note 4)
(c)	The Company sold its interests in The Golf Channel in June 2001. (See Note 4)

SUMMARIZED FINANCIAL DATA

Summarized financial information for significant equity affiliates and joint ventures, as defined in Rule 1-02(w) of Regulation S-X, accounted for under the equity method is as follows:

	For the year ended June 30,
	2002	2001	2000
	(in millions)
Revenues	$1,378	$1,528	$1,370
Operating income (loss)	(82)	(126)	(49)
Net income (loss)	(77)	(140)	(57)

		As of June 30,
		2002	2001
		(in millions)
Total assets		$2,565	2,600
Total liabilities		899	1,116

FOX ENTERTAINMENT GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	INVESTMENTS—continued

The summarized financial information for FFW, as defined in Rule 1-02(w) of Regulation S-X, accounted for under the equity method is as follows:

	For the quarter ended September 30,	For the year ended June 30,
	2001	2001	2000
	(in millions)
Revenues	$134	$724	$642
Operating income (loss)	(50)	144	110
Net income (loss)	(145)	(26)	61

		As of
		September 30,	June 30,
		2001	2001
		(in millions)
Total assets		$2,530	$2,622
Total liabilities		2,371	2,306

On October 24, 2001, the Company sold its 49.5% ownership interest in FFW to Disney (See Note 4). The full, unaudited financial statements of FFW for the period from July 1 to October 24, 2001 were not produced by FFW in the ordinary course of business and as such are not available. The financial information included above is for the quarter ended September 30, 2001 since the financial information for the twenty-four days ended October 24, 2001 was not available. The impact of the operating results from October 1 through October 24, 2001 was immaterial to the Company’s consolidated statement of operations.

OTHER INVESTMENTS

Cable distribution investments of $519 million and $472 million are included in Other assets and investments on the consolidated balance sheets as of June 30, 2002 and 2001, respectively, and are amortized on a straight line basis over their remaining terms through 2012.

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following as of June 30:

	2002	2001
	(in millions)
Machinery and equipment	$1,215	$998
Buildings and leaseholds	928	914
Land	195	175

	2,338	2,087
Less accumulated depreciation and amortization	(837)	(633)

Total property and equipment, net	$1,501	$1,454

Depreciation and amortization expenses related to property and equipment were $171 million, $164 million and $142 million for the years ended June 30, 2002, 2001 and 2000, respectively.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	BORROWINGS

Borrowings consisted of the following as of June 30:

	2002	2001
	(in millions)
Film production financing (a)	$—	$168
$500 million 8 7/8% Senior Notes due 2007 (b)	522	500
$405 million 9 3/4% Senior Discount Notes due 2007 (b)	420	364

Total borrowings	$942	$1,032

(a)	The Company had various single-film production financing arrangements, which were secured by the film assets and bore interest at approximately 6.5% for fiscal years 2001 and 2000.
(b)
In June 2002, the Company and its subsidiary, Fox Sports Networks, LLC, irrevocably called for redemption all of the outstanding 9 3/4% Senior Discount Notes due 2007 and all of the outstanding 8 7/8% Senior Notes due 2007. The redemption was completed in August 2002. The Company has recorded a pre-tax loss of $42 million on the early redemption of these notes in Other, net in the consolidated statement of operations for the year ended June 30, 2002 in accordance with SFAS No. 145.

External interest paid, including amounts capitalized, was $82 million, $135 million and $128 million for the year ended June 30, 2002, 2001 and 2000, respectively. The Company capitalizes interest on filmed entertainment and television programming in process. The total interest capitalized was $22 million, $29 million and $43 million for the year ended June 30, 2002, 2001 and 2000, respectively.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	MINORITY INTEREST IN SUBSIDIARIES

In March 2001, the Company entered into a new series of film rights agreements whereby a controlled consolidated subsidiary of the Company, Cornwall Venture LLC (“NM2”), that holds certain library film rights, funds the production or acquisition costs of all eligible films, as defined, to be produced or acquired by TCF, a subsidiary of the Company, between 2001 and 2004 (these film rights agreements are collectively referred to as the “New Millennium II Agreement”). NM2 is a separate legal entity from the Company and TCF and has separate assets and liabilities. NM2 issued a preferred limited liability membership interest (“Preferred Interest”) to a third party to fund the film financing, which is presented on the consolidated balance sheets as Minority interest in subsidiaries. The Preferred Interest has no fixed redemption rights but is entitled to an allocation of the gross receipts to be derived by NM2 from the distribution of each eligible film. Such allocation to the extent available based on the gross receipts from the distribution of the eligible films consists of (i) a return on the Preferred Interest (the “Preferred Payments”), based on certain reference rates (generally based on commercial paper rates or LIBOR) prevailing on the respective dates of determination, and (ii) a redemption of the Preferred Interest, based on a contractually determined amortization schedule. The Preferred Interest has a preference in the event of a liquidation of NM2 equal to the unredeemed portion of the investment plus any accrued and unpaid Preferred Payments.

The net change in Preferred Interests outstanding was $8 million and $841 million for the years ended June 30, 2002 and 2001, respectively. These amounts were comprised of issuances by the Company of additional Preferred Interests under New Millennium II in the amount of $657 million and $131 million and redemptions by the Company of Preferred Interests of $649 million and $42 million during fiscal year 2002 and 2001, respectively. The original issuance of Preferred Interests was $752 million in fiscal year 2001.

As of June 30, 2002 and 2001, there was approximately $850 million and $842 million, respectively, of Preferred Interests outstanding, which are included in the consolidated balance sheets as Minority interest in subsidiaries. The Preferred Payments are recorded as an expense in Minority interest in subsidiaries on the consolidated statements of operations.
A Ratings Trigger Event for the New Millennium II Agreement would occur if News Corporation’s debt rating:

(i) (a) falls below BB+ and below Ba1, or (b) falls below BB, or (c) falls below Ba2, or (d) it is not rated by both rating agencies, and, in each case, neither News Corporation nor the Company shall, within ten business days after the occurrence of such event, have provided credit enhancement so that the resulting New Millennium II Agreement is rated at least BB+ and Ba1, or

(ii) (a) falls below BBB- and Baa3, or (b) it is not rated by both rating agencies, and, in each case, more than $25 million in capital payments redeemable at that time from film gross receipts remain unredeemed for at least one quarter.

If a Ratings Trigger Event were to occur, then (a) no new films will be transferred, (b) rights against certain film assets may be enforced, and (c) the Preferred Interest may become redeemable.

During fiscal 2002, no Ratings Trigger Event had occurred. If a Ratings Trigger Event were to occur, then $425 million (or approximately 50% of the outstanding balance as of June 30, 2002) may be payable immediately. The balance of the redemption would be payable to the extent of future gross receipts from films that had been transferred to NM2.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.	INCOME TAXES

Although, during the periods presented, the Company and certain of its subsidiaries were included in the consolidated tax returns of another News Corporation entity and other subsidiaries of the Company filed a separate tax return, the Company has provided for income taxes as if it were a stand-alone taxpayer, in accordance with SFAS No. 109.

Income before income taxes was attributable to the following jurisdictions for the year ended June 30:

	2002	2001	2000
	(in millions)
United States (including exports)	$930	$350	$201
Foreign	85	41	64

	$1,015	$391	$265

Components of income tax expense were as follows for the year ended June 30:

	2002	2001	2000
	(in millions)
Current:
Federal—pursuant to the Tax Sharing Agreement	$348	$119	$70
Foreign	19	23	19

	$367	$142	$89

Deferred:
Federal	$7	$39	$26
State and local	34	4	5
Foreign	—	—	—

	$41	$43	$31

Total income tax expense	$408	$185	$120

A reconciliation of the U.S. Federal statutory tax rate to the Company’s effective tax rate on income before income taxes is summarized as follows for the year ended June 30:

	2002	2001	2000
U.S. Federal income tax rate	35%	35%	35%
State and local taxes (net of federal tax benefit)	2	1	1
Effect of foreign operations	(1)	2	(1)
Non-deductible amortization and expenses	3	7	10
Other	1	2	—

Effective tax rate	40%	47%	45%

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.	INCOME TAXES—continued

The following is a summary of the components of the deferred tax accounts as of June 30:

	2002	2001
	(in millions)
Deferred tax assets (liabilities):
Amortization and basis difference on intangible assets	$(2,772)	$(1,641)
Revenue recognition	369	438
Accrued liabilities	202	201
Other operating charge	230	—
Other	(25)	(112)
Net operating loss carryforwards	195	555

Net deferred tax liability	(1,801)	(559)
Income tax payable	(111)	(147)

	$(1,912)	$(706)

As of June 30, 2002, the Company had approximately $557 million of operating loss carryforwards available to reduce future taxable income of certain subsidiaries that file separate tax returns. If the operating losses are not utilized, they expire in varying amounts starting in 2003 through 2022. The realization of these loss carryforwards is dependent on generating sufficient taxable income prior to the expiration of the loss carryforwards, subject to any limitations on their use. Although realization is not assured, management believes it is more likely than not that the deferred tax assets relating to these loss carryforwards will be realized; accordingly, no valuation allowance has been provided.

As noted above, certain subsidiaries of the Company are included in the consolidated group of News Publishing Australia Limited (“NPAL”), the principal U.S. subsidiary of News Corporation, for U.S. federal income tax purposes (the “Consolidated Group”) as well as in certain consolidated, combined or unitary groups which include NPAL and/or certain of its subsidiaries (the “Combined Group”) for state and local income tax purposes. The Company and NPAL have entered into a tax sharing agreement (the “Tax Sharing Agreement”). Pursuant to the Tax Sharing Agreement, the Company and NPAL generally will make payments between them such that, with respect to tax returns for any taxable period in which the Company or any of its subsidiaries are included in the Consolidated Group or any Combined Group, the amount of such consolidated or combined taxes to be paid by the Company will be determined, subject to certain adjustments, as if the Company and each of its subsidiaries included in the Consolidated Group or Combined Group filed their own consolidated, combined or unitary tax return. Net operating losses and other future tax benefits actually availed of to reduce the tax liabilities of the Consolidated Group or Combined Group and any taxes actually paid by the Company’s subsidiaries included in such groups will be taken into account for this purpose. The Company will be responsible for any taxes with respect to tax returns that include only the Company and its subsidiaries.

Under the Tax Sharing Agreement the Company paid $370 million in 2002 and $153 million in 2001. Amounts paid in 2000 were not significant. Taxes paid in 2002 principally relate to the gain on the sale of the Company’s interest in FFW.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	SHARE OPTION PLAN

The Company does not have a share option plan.

Certain of the Company’s employees have been granted News Corporation stock options under News Corporation’s Share Option Plan (the “Plan”). The price of options granted under the Plan is the weighted average market price of the shares sold on the Australian Stock Exchange during the five trading days immediately prior to the date of the option being granted. Stock options are exercisable at a ratio of four options per ADR.

Options issued under the Plan have a term of ten years, but are exercisable only after they have been vested in the option holder. The options granted vest and become exercisable as to one quarter on each anniversary of the grant until all options have vested.

As permitted under SFAS No. 123, the Company has chosen to account for stock-based awards to employees using the intrinsic value method in accordance with APB Opinion No. 25.

A summary of the Plan activity is as follows for the year ended June 30, (in thousands of shares and Australian dollars):

	2002			2001			2000
	Options	Weighted Average Exercise Price		Options	Weighted Average Exercise Price		Options	Weighted Average Exercise Price
Outstanding at the beginning of the year	59,585	A$	11.08	46,419	A$	7.75	42,278	A$	6.32
Granted	40,976	A$	11.63	20,083	A$	17.74	16,851	A$	10.52
Exercised	(5,483)	A$	8.25	(4,736)	A$	6.35	(8,120)	A$	6.47
Cancelled	(4,901)	A$	12.93	(2,181)	A$	12.16	(4,590)	A$	7.04

Outstanding at the end of the year	90,177	A$	11.40	59,585	A$	11.08	46,419	A$	7.75

Exercisable at the end of the year	29,322			21,687			14,207
Weighted average fair value of options granted		A$	5.40		A$	7.50		A$	4.52

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	SHARE OPTION PLAN—continued

The following table summarizes information about the Plan as of June 30, 2002.

Tranches	Options Outstanding	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life	Exercisable Options	Weighted Average Exercise Price
A$4.79 to A$6.56	16,134	A$	5.21	4.13	14,074	A$	5.27
A$8.08 to A$11.58	26,219	A$	9.58	6.24	11,215	A$	9.26
A$12.13 to A$18.15	47,824	A$	14.49	8.46	4,033	A$	12.51

	90,177				29,322

In connection with the Company’s acquisition of Chris-Craft, outstanding stock options held by employees of Chris-Craft became exercisable, according to their terms, for News Corporation ADRs effective at the acquisition date. The share equivalent of the News Corporation ADRs issued to employees of Chris-Craft has been included in the chart above. These options did not reduce the shares available for grant under any other option plan. The fair value of the options issued to the acquired companies’ employees, up to the fair value of the options surrendered, was included as part of the purchase price. The excess in fair value of the issued options over the surrendered options is accounted for in accordance with SFAS No. 123, whereby the excess fair value is recorded as unamortized deferred compensation expense and future amortization is based on the graded vesting schedule of the stock options. As of July 31, 2001, the Company began recording deferred compensation related to the unvested options held by employees of Chris-Craft, in accordance with FIN 44.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions:

	2002	2001	2000
Australian risk free interest rate	4.92%	6.59%	6.55%
Dividend yield	1.5%	1.5%	1.5%
Expected volatility	33.27%	33.27%	33.27%
Expected life of options	7 years	7 years	7 years

Had compensation expense for the Plan been determined on the fair value at the date of grant for options under the alternative method prescribed by SFAS No. 123, the Company’s Net income (loss) would have been adjusted to the pro forma amounts indicated below. The fair value of the Chris-Craft options granted have not been included in this pro forma presentation as they were included in purchase accounting.

	For the year ended June 30,
	2002	2001	2000
	(in millions except per share data)
Net income (loss):
As reported	$581	$(288)	$145
Pro forma	551	(308)	129
Basic and diluted earnings (loss) per share:
As reported	$0.69	$(0.40)	$0.20
Pro forma	0.66	(0.43)	0.18

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

PENSION PLANS

The Company has non-contributory pension plans covering specific groups of employees. The benefits for these plans are based primarily on an employee’s years of service and pay near retirement. Participant employees are vested in the plans after five years of service. The Company’s policy for all pension plans is to fund amounts in accordance with the Employee Retirement Income Security Act of 1974. Plan assets consist principally of common stocks, marketable bonds and government securities.

Accumulated plan benefits and plan net assets for the Company’s defined benefit plans are as follows as of June 30:

	2002	2001
	Projected Benefits Exceed Assets	Assets Exceed Projected Benefits	Projected Benefits Exceed Assets	Total
	(in millions)
Accumulated benefit obligation	$347	$14	$239	$253
Effect of projected future salary increases	45	3	36	39

Total projected benefit obligations	392	17	275	292
Plan assets at fair value	274	17	220	237

Plan assets less than projected benefit obligations	$118	$—	$55	$55

In accordance with SFAS No. 87, an additional pension liability of approximately $8 million has been recognized to reflect the excess of the accumulated benefit obligation over the fair value of plan assets.

The components of net periodic pension costs were as follows for the year ended June 30:

	2002	2001	2000
	(in millions)
Service cost-benefits earned during the period	$20	$16	$16
Interest cost on projected benefit obligation	25	19	17
Expected return on plan assets	(25)	(24)	(21)

Net periodic pension cost	$20	$11	$12

The following assumptions were used in accounting for the defined benefit plans for the year ended June 30:

	2002	2001	2000
Discount rate	7%	7%–7.75%	7.25%
Expected return on plan assets	9%	10%	10%
Rate of increase in future compensation	4%-5.5%	4%–5.5%	4%–6%

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS—continued

The following table sets forth the change in defined benefit obligation for the Company’s benefit plans for the year ended June 30:

	2002	2001
	(in millions)
Benefit obligation, beginning of the year	$292	$253
Service cost	20	16
Interest cost	25	19
Benefits paid	(14)	(10)
Actuarial gain	4	14
Plan Amendment	(10)	—
Acquisitions	75	—

Benefit obligation, end of the year	$392	$292

The following table sets forth the change in the fair value of plan assets for the Company’s defined benefit plans for the year ended June 30:

	2002	2001
	(in millions)
Fair value of plan assets, beginning of the year	$237	$232
Actual return on plan assets	(5)	(3)
Employer contributions	6	18
Benefits paid	(14)	(10)
Acquisitions	50	—

Fair value of plan assets, end of the year	$274	$237

The funded status of the defined benefit plans was as follows as of June 30:

	2002	2001
	(in millions)
Funded status	$(118)	$(55)
Unrecognized net loss	66	33
Unrecognized prior service cost	(11)	(2)

Net amount recognized, end of the year	$(63)	$(24)

Amounts recognized in the consolidated balance sheets as of June 30:

	2002	2001
	(in millions)
Prepaid pension assets	$2	$1
Accrued pension liabilities	(73)	(25)
Other Comprehensive Income	8	—

Net accrued pension liability, end of year	$(63)	$(24)

The unfunded projected benefit obligation as of July 31, 2001 for the Chris-Craft Qualified Pension Plan, the Chris-Craft Non-Qualified Pension Plan and the UTV Pension Plan (together the “Acquired Plans”) was, in aggregate, approximately $25 million and was included in the purchase price of Chris-Craft. This unfunded pension obligation of $25 million represents the excess of the projected benefit obligation over the fair value of assets acquired at the date of acquisition. Net periodic pension cost includes expenses of the acquired plans from August 1, 2001 through June 30, 2002.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS—continued

OTHER POSTRETIREMENT BENEFITS

The Company sponsors retiree health and life insurance benefit plans. These benefit plans offer medical and/or life insurance to certain full-time employees and eligible dependents that retire after fulfilling age and service requirements. These plans cover approximately 2,000 participants.

The components of net periodic postretirement benefit costs were as follows for the year ended June 30:

	2002	2001	2000
	(in millions)
Service cost-benefits earned during the period	$6	$5	$4
Interest cost on accumulated benefit obligation	4	4	3
Amortization of unrecognized loss	1	—	—

Net periodic postretirement benefit cost	$11	$9	$7

The following table sets forth the change in accumulated postretirement benefit obligation (“APBO”) for the Company’s postretirement benefit plans for the year ended June 30:

	2002	2001
	(in millions)
APBO, beginning of the year	$64	$50
Service cost	6	5
Interest cost	4	4
Benefits paid	(3)	(2)
Actuarial loss	22	7
Plan Amendments	(3)	—
Acquisition	8	—

APBO, end of the year	$98	$64

The funded status of the Company’s postretirement benefit plans was as follows as of June 30:

	2002	2001
	(in millions)
APBO	$98	$64
Plan assets	—	—

Funded status	(98)	(64)

Unrecognized net loss	35	13
Unrecognized prior service cost	(4)	—

Accrued postretirement liability, end of the year	$(67)	$(51)

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS—continued

The following weighted average assumptions were used in accounting for the Company’s postretirement plans for the year ended June 30:

	2002	2001	2000
Discount rate	7.00%	7.00%	7.75%
Healthcare cost trend	12.50%-16.50%	8.50%	8.50%

The effect of a one percentage point increase and one percentage point decrease in the assumed health care cost trend rate would have the following effects on the results for fiscal year 2002:

	Service and Interest Costs	APBO
	(in millions)
One percentage point increase	$1	$12
One percentage point decrease	$(1)	$(10)

14.	RELATED PARTY TRANSACTIONS

As a subsidiary of News Corporation, the Company has entered into a Master Intercompany Agreement, which provides various cash management, financial, tax, legal and other services. The consideration for each of the services and other arrangements set forth in the Master Intercompany Agreement has been mutually agreed upon based upon allocated costs; provided that all such consideration and any material arrangements are subject to the approval of the audit committee of the Company. The Company has used and expects that it will continue to use various cash management, financial, tax, legal and other services provided by News Corporation or its subsidiaries. All costs relating to direct intercompany services have been reflected in the accompanying consolidated financial statements.

The Master Intercompany Agreement has been entered into in the context of a parent-subsidiary relationship; therefore, these services are not the result of arm’s-length negotiations between independent parties. There can be no assurance, therefore, that each of such agreements, or the transactions provided for therein, or any amendments thereof will be effected on terms at least favorable to the Company as could have been obtained from unaffiliated third parties.

The Company and its subsidiaries sell broadcast rights to certain of its filmed entertainment products to other affiliates of News Corporation. Management believes that the pricing of these transactions results from arm’s-length negotiations between the parties and are reflective of the market value for these rights.

The Company advertises in TV Guide, a publication of Gemstar—TV Guide International, Inc. (“Gemstar—TV Guide”), an equity affiliate of News Corporation. For the years ended June 30, 2002, 2001 and 2000, the Company had advertising expenses of $5 million, $7 million and $11 million, respectively, related to Gemstar—TV Guide advertising. In addition, the Company provided Gemstar-TV Guide with programming in the amount of $5 million, $12 million and $16 million for the years ended June 30, 2002, 2001 and 2000, respectively.

The Company supplies programming to subsidiaries and equity affiliates of News Corporation. The Company provided STAR, a subsidiary of News Corporation, with programming in the amount of $7 million for each of the years ended June 30, 2002 and 2001 and $1 million for the year ended June 30, 2000. Equity affiliates of News Corporation that received programming from the Company are British Sky Broadcasting Group, plc (“BSkyB”), a UK satellite broadcaster and FOXTEL, a cable and satellite television service

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	RELATED PARTY TRANSACTIONS—continued

in Australia. BSkyB received programming of $67 million, $75 million and $63 million for the years ended June 30, 2002, 2001 and 2000. The amount of programming supplied to FOXTEL was $2 million, $1 million and $1 million for the years ended June 30, 2002, 2001 and 2000, respectively.

In addition, through the normal course of business, the Company is involved in transactions to supply programming and provide other services to equity affiliates that have not been significant in any of the periods presented. These affiliates include Premium Movie Partnership, Regency TV, Telecine, National Sports Partners and National Advertising Partners.

As of June 30, 2002 and 2001, the Company had related party accounts receivable in the amounts of $79 million and $73 million, respectively, included in Accounts receivable, net on the consolidated balance sheets.

The Company is funded primarily by loans from other subsidiaries and affiliates of News Corporation. Intercompany interest expense of $182 million, $239 million and $211 million for the years ended June 30, 2002, 2001 and 2000, respectively, is included in interest expense, net in the consolidated statements of operations and reflects the net interest expense associated with the aggregate borrowings from subsidiaries or affiliates of News Corporation. From November 11, 1998, interest on outstanding intercompany balances has been charged at commercial market rates not to exceed News Corporation’s average cost of borrowings as set forth in the Master Intercompany Agreement. For all periods presented, the intercompany interest rate was 8%.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.	COMMITMENTS AND CONTINGENCIES

The Company has commitments under certain firm contractual arrangements (“firm commitments”) to make future payments for goods and services. These firm commitments secure the future rights to various assets and services to be used in the normal course of operations. The following table summarizes the Company’s material firm commitments and borrowings as of June 30, 2002 and the timing that such obligations are expected to have on the Company’s liquidity and cash flow in future periods.

	As of June 30, 2002
	Payments Due by Period
	Total	1 year	2-3 years	4-5 years	After 5 years
	(in millions)
CONTRACTUAL OBLIGATIONS AND COMMITMENTS
Borrowings /(a)/	$942	$942	$—	$—	$—
Due to affiliates of News
Corporation /(b)/	1,413	—	—	—	1,413
New Millennium II preferred
interest /(c)/	850	576	239	35	—
Major League Baseball /(d)/	1,995	334	765	896	—
National Football League /(e)/	2,880	575	1,490	815	—
National Association of
Stock Car Auto Racing /(f)/	1,621	201	495	536	389
Commitment for purchase of TV station /(g)/	425	425	—	—	—
Capital expenditures	30	29	1	—	—
Operating leases /(h)/	502	80	128	93	201
Other programming commitments and obligations /(i)/	4,488	1,068	1,160	707	1,553

Total Contractual Obligations and Commitments	$15,146	$4,230	$4,278	$3,082	$3,556

The Company also has certain contractual arrangements that would require the Company to make payments or provide funding if certain circumstances occur (“contingent guarantees”). The Company does not expect that these contingent guarantees will result in any amounts being paid by the Company in the foreseeable future. The timing of the amounts presented in the table reflect when the maximum contingent guarantees will expire and does not indicate that the Company expects to incur an obligation to make payments during that timeframe.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.	COMMITMENTS AND CONTINGENCIES—continued

	As of June 30, 2002
		Amount of Guarantees Expiration Per Period
CONTINGENT GUARANTEES	Total Amounts Committed	1 year	2-3 years	4-5 years	After 5 years
	(in millions)
Guarantees/j/	$8,655	$73	$502	$—	$8,080
Guarantees of equity affiliates/k/	$1,050	$43	$93	$105	$809

FOOTNOTES:

(a)
In June 2002, the Company and its subsidiary, Fox Sports Networks, LLC, irrevocably called for redemption all of the outstanding 9 3/4% Senior Discount Notes due 2007 and all of the outstanding 8 7/8% Senior Notes due 2007. The redemption was completed in August 2002. The Company has recorded a pre-tax loss of $42 million on the early redemption of these notes in Other, net in the consolidated statement of operations for the year ended June 30, 2002 in accordance with SFAS No. 145.

(b)
The Company is funded primarily by cash from operations and by loans from other subsidiaries and affiliates of News Corporation. The Company had approximately $1.4 billion of indebtedness to affiliates of News Corporation as of June 30, 2002, which extend through June 30, 2008.

(c)
See discussion of New Millennium II in Note 10 “Minority interest in subsidiaries”. As noted therein, this interest has no fixed redemption rights but is entitled to an allocation of gross receipts from the distribution of eligible films.

(d)
The Company’s six-year contract with MLB grants the Company rights to telecast certain regular season and all post-season MLB games. The contract began with the 2001 MLB season and ends with the 2006 MLB season. The remaining future scheduled payments for telecast rights to such MLB games aggregated approximately $2.0 billion as of June 30, 2002, before sublicense fees are considered. For the duration of the term of its contract with MLB, the Company has sublicensed telecast rights to certain MLB post-season games to The Walt Disney Company, and is paid a sublicense fee aggregating $590 million over the remaining term. The amounts reflected on this schedule have not been reduced by the sublicense.

(e)
Under the Company’s eight-year contract with the NFL through 2006, which contains certain termination clauses, remaining future minimum payments for program rights to broadcast certain football games aggregated approximately $2.9 billion as of June 30, 2002, and are payable over the remaining five-year term of the contract assuming no early terminations.

(f)
The Company’s contracts with the NASCAR, which contain certain termination clauses, give the Company rights to broadcast certain NASCAR races through fiscal year 2009 and exclusive NASCAR content rights as well as the NASCAR brand to be exploited with a new NASCAR cable channel or the existing Speed Channel through fiscal year 2013. The remaining future minimum payments aggregated approximately $1.6 billion as of June 30, 2002, and are payable over the remaining terms assuming no early terminations.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.	COMMITMENTS AND CONTINGENCIES—continued

(g)	In June 2002, the Company entered into an agreement to acquire WPWR-TV in Chicago from Newsweb Corporation for approximately $425 million. This acquisition closed in August 2002.

(h)
The Company leases transponders, office facilities, equipment, and microwave transmitters used to carry its broadcast signals. These leases, which are classified as operating leases, expire at various dates through 2016.

(i)
The Company’s minimum commitments and guarantees under certain other programming, local sports broadcast rights, players and other agreements aggregated approximately $4.5 billion as of June 30, 2002 and are payable principally over a five year period.

(j)
The Company, News Corporation and certain of News Corporation’s subsidiaries are guarantors of various debt obligations of News Corporation and certain of its subsidiaries. During fiscal year 2001, certain of the Company’s subsidiaries were released as guarantors of these debt obligations. The principal amount of indebtedness outstanding under such debt instruments as of June 30, 2002 and 2001 was approximately $8.7 billion and $9.3 billion, respectively. The debt instruments limit the ability of guarantors, including the Company, to subject their properties to liens and certain of the debt instruments impose limitations on the ability of News Corporation and certain of its subsidiaries, including the Company, to incur indebtedness in certain circumstances. Such debt instruments mature at various times between 2004 and 2096, with a weighted average maturity of over 20 years. In the case of any event of default under such debt obligations, the Company will be directly liable to the creditors or debtholders. News Corporation has agreed to indemnify the Company from and against any obligations it may incur by reason of its guarantees of such debt obligations. As of June 30, 2002, News Corporation was in compliance with all of its debt covenants and had satisfied all financial ratios and tests and expects to remain in compliance and satisfy all such ratios and tests.

(k)	The Company guarantees various sports rights agreements for certain associated companies. The aggregate of these guarantees is approximately $1,050 million and extends through 2019.

Except as otherwise discussed above, the Company does not guarantee the debt of any of its affiliates accounted for using the equity method of accounting.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.	COMMITMENTS AND CONTINGENCIES—continued

CONTINGENCIES

Regional Programming Partners

In December 1997, Rainbow Media Sports Holdings, Inc. (“Rainbow”) (a subsidiary of Cablevision Systems Corporation (“Cablevision”)) and Fox Sports Net, Inc. (“Fox Sports Net”) (a subsidiary of the Company) formed RPP to hold various programming interests in connection with the operation of certain RSNs. Rainbow contributed various interests in RSNs, the Madison Square Garden Entertainment Complex, Radio City Music Hall, the New York Rangers National Hockey League franchise, and the New York Knickerbockers National Basketball Association franchise, to RPP in exchange for a 60% partnership interest in RPP, and Fox Sports Net contributed $850 million in cash for a 40% partnership interest in RPP.

Pursuant to the RPP partnership agreement upon certain actions being taken by Fox Sports Net, Rainbow has the right to purchase all of Fox Sports Net’s interests in RPP. The buyout price will be the greater of (i) (a) $2.125 billion, increased by capital contributions and decreased by capital distributions, times Fox Sports Net’s interest in RPP plus (b) an 8% rate of return on the amount in (a) and (ii) the fair market value of Fox Sports Net’s interest in RPP. Consideration will be, at Rainbow’s option, in the form of cash or a three-year note with an interest rate of prime plus 1/2%.

In addition, for 30 days following December 18, 2002 and during certain periods thereafter, so long as RPP has not commenced an initial public offering of its securities, Fox Sports Net has the right to cause Rainbow to, at Rainbow’s option, either (i) purchase all of its interests in RPP or (ii) consummate an initial public offering of RPP’s securities. The purchase price will be the fair market value of Fox Sports Net’s interest in RPP and the consideration will be, at Rainbow’s option, in the form of marketable securities of certain affiliated companies of Rainbow or a three year note with an interest rate of prime plus 1/2%.

In connection with the Rainbow Transaction, Rainbow and Fox Sports Net formed National Sports Partners (“NSP”) in which each of Rainbow and Fox Sports Net were issued a 50% partnership interest to operate Fox Sports Net (“FSN”), a national sports programming service that provides its affiliated RSNs with 24 hour per day national sports programming. In addition, Rainbow and Fox Sports Net formed National Advertising Partners (“NAP”), in which each of Fox Sports Net and Rainbow were issued a 50% partnership interest, to act as the national advertising sales representative for the Fox Sports Net-owned RSNs and the RPP-owned and managed RSNs. Independent of the arrangements discussed above relating to RPP, for 30 days following December 18, 2002 and during certain periods thereafter, so long as NSP and NAP have not commenced an initial public offering of its securities, Rainbow has the right to cause Fox Sports to, at Fox Sports’ option, either (i) purchase all of Rainbow’s interests in NSP and NAP, or (ii) consummate an initial public offering of NSP’s and NAP’s securities. The purchase price will be the fair market value of Rainbow’s interest in NSP and NAP and the consideration will be, at Fox Sports Net’s option, in the form of marketable securities of certain affiliated entities of Fox Sports Net or a three-year note with an interest rate of prime plus 1/2%.

Litigation

In the ordinary course of business, the Company has become involved in disputes or litigation. While the results of such disputes cannot be predicted with certainty, in management’s opinion, based in part on the advice of counsel, the ultimate resolution of these disputes will not have a material adverse effect on the Company’s financial position or its results of operations.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.	SEGMENT INFORMATION

The Company manages and reports its activities in four business segments: Filmed Entertainment, which principally consists of the production and acquisition of live-action and animated motion pictures for distribution and licensing in all formats in all entertainment media primarily in the United States, Canada and Europe, and the production of original television programming in the United States and Canada; Television Stations, which principally consists of the operation of broadcast television stations in the United States; Television Broadcast Network, which principally consists of the broadcasting of network programming in the United States; and Cable Network Programming, which principally consists of the production and licensing of programming distributed through cable television systems and direct broadcast satellite operators in the United States and professional sports team ownership in the United States.

In the first quarter of fiscal 2002, management redefined its Filmed Entertainment segment to reflect a change in how the business is analyzed and evaluated. The redefined segment includes all activities previously included in the Filmed entertainment segment along with the activity of the former Other Television Businesses segment, primarily comprised of divisions, which produce and distribute television programming and also distribute feature motion pictures. Prior year segments have been reclassified to conform to the current year presentation.

The Company’s reportable operating segments have been determined in accordance with the Company’s internal management structure, which is organized based on operating activities. The Company evaluates performance based upon several factors, of which the primary financial measure is segment operating income.
	For the year ended June 30,
	2002	2001	2000
	(in millions)
Revenues:
Filmed Entertainment	$4,048	$3,676	$3,953
Television Stations	1,875	1,550	1,635
Television Broadcast Network	2,048	1,823	1,751
Cable Network Programming	1,754	1,365	1,178

Total revenues	$9,725	$8,414	$8,517

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.	SEGMENT INFORMATION—continued

	For the year ended June 30,
	2002	2001	2000
	(in millions)
Operating income (loss):
Filmed Entertainment	$485	$277	$117
Television Stations	598	499	585
Television Broadcast Network	(283)	(65)	29
Cable Network Programming	6	(59)	(75)
Other operating charge	(909)	—	—

Total operating income (loss)	(103)	652	656

Interest expense, net	(241)	(345)	(297)
Equity losses of affiliates	(144)	(92)	(90)
Minority interest in subsidiaries	(37)	(14)	(4)
Other, net	1,540	190	—

Income before provision for income taxes and cumulative effect of accounting change	$1,015	$391	$265

Intersegment revenues generated primarily by the Filmed Entertainment segment of approximately $772 million, $455 million and $373 million for the years ended June 30, 2002, 2001 and 2000, respectively, have been eliminated within the Filmed Entertainment segment. Intersegment operating income generated primarily by the Filmed Entertainment segment of approximately $40 million, $13 million and $15 million for the years ended June 30, 2002, 2001 and 2000, respectively, has been eliminated within the Filmed Entertainment segment.

Other operating charge, Interest expense, net, Equity losses of affiliates (which primarily relate to entities involved in the production and licensing of cable network programming), Minority interest in subsidiaries, Other, net and Provision for income tax expense on a stand-alone basis are not allocated to segments, as they are not under the control of segment management.

	For the year ended June 30,
	2002	2001	2000
	(in millions)
Depreciation and amortization:
Filmed Entertainment	$59	$65	$51
Television Stations	200	184	189
Television Broadcast Network	20	20	18
Cable Network Programming	121	118	110

Total depreciation and amortization	$400	$387	$368

Capital expenditures:
Filmed Entertainment	$16	$58	$72
Television Stations	17	22	85
Television Broadcast Network	12	11	12
Cable Network Programming	35	54	78

Total capital expenditures	$80	145	$247

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.	SEGMENT INFORMATION—continued

	As of June 30,
	2002	2001
	(in millions)
Total assets:
Filmed Entertainment	$4,454	$4,690
Television Stations	10,945	6,106
Television Broadcast Network	828	1,534
Cable Network Programming	5,225	4,033
Investments in equity affiliates	1,424	1,493

Total assets	$22,876	$17,856

Intangible assets, net:
Filmed Entertainment	$480	$459
Television Stations	9,458	4,783
Television Broadcast Network	—	—
Cable Network Programming	3,231	2,405

Total intangible assets, net	$13,169	$7,647

There is no material reliance on any single customer. Revenues from any individual foreign country were not material in the periods presented.

	For the year ended June 30,
GEOGRAPHIC SEGMENTS	2002	2001	2000
	(in millions)
Revenues:
United States and Canada	$8,047	$6,827	$6,588
Europe	1,111	1,071	1,175
Other	567	516	754

Total revenues	$9,725	$8,414	$8,517

		As of June 30,
		2002	2001
		(in millions)
Long-Lived Assets:
United States and Canada		$19,464	$13,911
Europe		34	87
Other		94	76

Total long-lived assets		$19,592	$14,074

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.	DETAIL OF OTHER FINANCIAL STATEMENT ACCOUNTS

	For the year ended June 30,
	2002	2001	2000
	(in millions)
ALLOWANCE FOR RETURNS AND DOUBTFUL ACCOUNTS
Balance at the beginning of the year	$170	$167	$125
Charged to costs and expenses	376	242	194
Actual returns/ write-offs/ recoveries/ other	(271)	(239)	(152)

Balance at the end of the year	$275	$170	$167

	As of June 30,
	2002	2001	2000
	(in millions)
INTANGIBLE ASSETS, NET
Goodwill	$5,503	$3,284	$3,252
FCC licenses	8,437	5,506	5,506
Franchises and other	810	212	212

	14,750	9,002	8,970
Less accumulated amortization	(1,581)	(1,355)	(1,134)

Total intangible assets, net	$13,169	$7,647	$7,836

Amounts preliminarily allocated to Goodwill, FCC licenses and Franchises and other for several of the Company’s fiscal year 2002 acquisitions are subject to adjustment and reclassification upon the completion of the final allocation.

ADVERTISING EXPENSES

The Company incurred advertising expenses of $1,061 million, $947 million, and $789 million for the years ended June 30, 2002, 2001 and 2000, respectively. Advertising expenses for the Filmed Entertainment segment included above for the fiscal years 2002 and 2001 were recognized in accordance with SOP 00-2 while advertising expenses in fiscal year 2000 were recognized in accordance with SFAS No. 53.

OPERATING LEASE EXPENSE

Total operating lease expense was approximately $98 million, $70 million, and $77 million for the years ended June 30, 2002, 2001 and 2000, respectively.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.	QUARTERLY FINANCIAL DATA (UNAUDITED)

	For the three months ended
	September 30,	December 31,	March 31,	June 30,
	(in millions, except per share amounts)
Fiscal 2002/(1)/
Revenues	$2,065	$2,741	$2,488	$2,431
Operating income (loss)	142	(695)	262	188
Cumulative effect of accounting change, net of tax	(26)	—	—	—
Net income (loss)	(22)	455	108	40
Basic and diluted cumulative effect of accounting change, net of tax, per share	$(0.04)	—	—	—
Basic and diluted earnings (loss) per share	$(0.03)	$0.54	$0.13	$0.05

Fiscal 2001
Revenues	$1,807	$2,481	$1,943	$2,183
Operating income (loss)	171	276	100	105
Cumulative effect of accounting change, net of tax	(494)	—	—	—
Net income (loss)	(458)	5	(9)	174
Basic and diluted cumulative effect of accounting change, net of tax, per share	$(0.68)	—	—	—
Basic and diluted earnings (loss) per share	$(0.63)	$0.01	$(0.01)	$0.24

(1)
Additional significant items that impacted earnings during the second quarter of fiscal year 2002 were the writedown of the Company’s national sports contracts of $909 million and the gains on the sales of FFW and Outdoor Life aggregating to $1,585 million.

19.	RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2001, the FASB issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires all business combinations to be accounted for by the purchase method and that acquired intangible assets be recognized apart from goodwill if they meet specific criteria. SFAS No. 141 supersedes APB Opinion No. 16 and is effective for all business combinations initiated after June 30, 2001. SFAS No. 142 eliminates the requirement to amortize goodwill, identifiable intangible assets that have indefinite useful lives and the excess cost of equity investments attributable to such intangibles. However, it requires that goodwill and identifiable intangibles with indefinite lives be tested for impairment at least annually using the guidance specifically provided in the statement. SFAS No. 142 supersedes APB Opinion No. 17 and will be adopted by the Company on July 1, 2002. While the Company is still in the process of evaluating the overall impact of adopting the provisions of SFAS No. 142, the Company expects that all of its goodwill, a substantial amount of its identifiable intangibles, primarily FCC Licenses, and the excess cost of equity investments attributable to indefinite-lived intangibles will no longer be amortized beginning in the first quarter of fiscal 2003. In addition, the Company’s share of net income (loss) of certain of its equity affiliates that have adopted SFAS No. 142 will no longer reflect the amortization of such affiliates’ goodwill and indefinite-lived intangibles. This will result in an annual reduction in amortization expense of approximately $200 million and an increase in equity earnings of approximately $30 million, all on a pre-tax basis. In addition, the Company does not currently expect that adoption of SFAS No. 142 will result in a transitional impairment loss that will be material to its consolidated statement of operations.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.	RECENTLY ISSUED ACCOUNTING STANDARDS—continued

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which is effective for fiscal years beginning after December 15, 2001. SFAS No. 144 establishes an accounting model for the impairment or disposal of long-lived assets to be (i) held and used and (ii) disposed of by sale. SFAS No. 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” and APB Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” The Company will adopt SFAS No. 144 on July 1, 2002 and does not expect it to have a material impact on its consolidated statement of operations.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” required that gains and losses from extinguishment of debt be classified as an extraordinary item, net of the related income tax effect. Any gain or loss on extinguishment of debt that was classified, as an extraordinary item in prior periods presented that does not meet the criteria in APB Opinion No. 30 for classification as an extraordinary item shall be reclassified. SFAS No. 13, “Accounting for Leases,” has been amended to require sale-leaseback accounting for certain lease modifications that are similar to sale-leaseback transactions. The rescission of SFAS No. 4 and the amendment to SFAS No. 13 shall be effective for fiscal years and transactions, respectively, occurring after May 15, 2002. The Company has adopted the provisions of SFAS No. 145. (See Note 9.)

20.	SUBSEQUENT EVENTS

On August 21, 2002, the Company acquired WPWR-TV in Chicago from Newsweb Corporation for approximately $425 million.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Members of:
British Sky Broadcasting Group plc
Grant Way
Isleworth
Middlesex
TW7 5QD

We have audited the accompanying consolidated balance sheets of British Sky Broadcasting Group plc as at June 30, 2002 and 2001, and the related consolidated profit and loss accounts, consolidated statements of total recognized gains and losses, and consolidated cash flow statements for each of the three years in the period ended June 30, 2002, and notes thereto. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at June 30, 2002 and 2001, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended June 30, 2002 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net loss for each of the three years in the period ended June 30, 2002 and determination of the consolidated shareholders’ (deficit) funds as at June 30, 2001 and 2002, to the extent summarized in Note 28 to the consolidated financial statements.

DELOITTE & TOUCHE
London, United Kingdom
July 30, 2002
(October 18, 2002 as to Notes 26, 28, 30 and 31)

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

		June 30, 2000				June 30, 2001				June 30, 2002
	Notes	Before goodwill and exceptional items	Goodwill and exceptional items	Total		Before goodwill and exceptional items	Goodwill and exceptional items	Total		Before goodwill and exceptional items	Goodwill and exceptional items	Total
		£m	£m	£m		£m	£m	£m		£m	£m	£m
Turnover: Group and share of joint ventures’ turnover		1,934.7	—	1,934.7		2,530.1	—	2,530.1		2,915.3	—	2,915.3
Less: Share of joint ventures’ turnover		(87.7)	—	(87.7)		(224.1)	—	(224.1)		(139.2)	—	(139.2)

Group turnover	2	1,847.0	—	1,847.0		2,306.0	—	2,306.0		2,776.1	—	2,776.1
Operating expenses, net	3	(1,761.7)	(105.0)	(1,866.7)		(2,145.8)	(67.4)	(2,213.2)		(2,584.6)	(136.5)	(2,721.1)
Operating (loss) profit		85.3	(105.0)	(19.7)		160.2	(67.4)	92.8		191.5	(136.5)	55.0
Share of operating results of joint ventures	5	(121.3)	—	(121.3)		(239.2)	(16.5)	(255.7)		(76.7)	—	(76.7)
Joint ventures’ goodwill amortization, net*	14	—	(14.4)	(14.4)		—	(101.1)	(101.1)		—	(1,069.9)	(1,069.9)
(Loss)/profit on sale of fixed asset investments	4	—	(1.4)	(1.4)		—	—	—		—	2.3	2.3
Share of joint venture’s loss on sale of fixed asset investment	4	—	(14.0)	(14.0)		—	(69.5)	(69.5)		—	—	—
Amounts written off fixed asset investments	4	—	—	—		—	(38.6)	(38.6)		—	(60.0)	(60.0)
(Provision) release of provision for loss on disposal of subsidiary	4	—	—	—		—	(10.0)	(10.0)		—	10.0	10.0

(Loss)/profit on ordinary activities before interest and taxation		(36.0)	(134.8)	(170.8)		(79.0)	(303.1)	(382.1)		114.8	(1,254.1)	(1,139.3)
Interest receivable and similar income	6	10.7	—	10.7		18.2	2.7	20.9		11.1	—	11.1
Interest payable and similar charges	6	(102.6)	—	(102.6)		(153.3)	—	(153.3)		(148.0)	—	(148.0)

Loss on ordinary activities before taxation	7	(127.9)	(134.8)	(262.7)		(214.1)	(300.4)	(514.5)		(22.1)	(1,254.1)	(1,276.2)
Tax on loss on ordinary activities	9	33.5	31.5	65.0		(23.3)	(0.8)	(24.1)		(28.6)	(77.8)	(106.4)

Loss on ordinary activities after taxation		(94.4)	(103.3)	(197.7)		(237.4)	(301.2)	(538.6)		(50.7)	(1,331.9)	(1,382.6)
Equity dividends—paid and proposed	10			—				—				—

Retained loss	24			(197.7)				(538.6)				(1,382.6)

Loss per share—basic and diluted	11			(11.3	p)			(29.2	p)			(73.3	p)

*	Included within joint ventures’ goodwill amortization of £1,069.9 million for the year is £971.4 million in respect of an impairment of KirchPayTV goodwill (see notes 4 and 14).
All results relate to continuing operations.

CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES
For the three years ended June 30, 2002

	Notes	2000	2001	2002
		£m	£m	£m
Loss for the financial year*	24	(271.5)	(538.6)	(1,382.6)
Net loss on deemed disposals		—	(20.7)	—
Translation differences on foreign currency net investment		4.1	(2.1)	1.4

Total recognized gains and losses relating to the year		(267.4)	(561.4)	(1,381.2)

*	Included within the loss for the year is a £80.9 million loss (2001: £350.0 million loss; 2000: £109.2 million loss) in respect of the Group’s share of the results of joint ventures.

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

		June 30,
	Notes	2001	2002
		£m	£m
Fixed assets Intangible assets	12	789.3	657.4
Tangible assets	13	315.4	343.0
Investments:
Investments in joint ventures: Share of gross assets		270.5	88.7
: Share of gross liabilities		(248.3)	(68.5)
: Joint ventures’ goodwill		1,140.6	—
: Transfer to creditors		0.9	1.6

Total investment in joint ventures	14	1,163.7	21.8
Other fixed asset investments	15	142.2	107.1

Total investments		1,305.9	128.9

		2,410.6	1,129.3

Current assets Stocks	16	424.1	414.2
Debtors: Amounts falling due within one year	17	493.4	400.9
Debtors: Amounts falling due after more than one year	17	324.6	207.0
Cash at bank and in hand		223.6	50.3

		1,465.7	1,072.4

Creditors: Amounts falling due within one year —short-term borrowings	19	(2.1)	(1.5)
—other creditors	19	(988.7)	(903.9)

		(990.8)	(905.4)

Net current assets		474.9	167.0

Total assets less current liabilities		2,885.5	1,296.3

Creditors: Amounts falling due after more than one year —long-term borrowings	20	(1,768.0)	(1,576.9)
—other creditors	20	(13.9)	(16.0)

		(1,781.9)	(1,592.9)

Provisions for liabilities and charges	22	(43.0)	(4.1)

		1,060.6	(300.7)

Capital and reserves—equity Called-up share capital	23	944.4	946.7
Share premium	24	2,377.6	2,409.8
Shares to be issued	24	256.9	255.8
Merger reserve	24	340.8	266.7
Profit and loss account	24	(2,859.1)	(4,179.7)

Total shareholders’ funds (deficit)	24	1,060.6	(300.7)

See notes to consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENTS

		June 30,
	Notes	2000	2001	2002
		£m	£m	£m
Net cash (outflow) inflow from operating activities	a	(232.5)	38.9	249.7

Returns on investments and servicing of finance Interest received and similar income		9.8	4.6	8.8
Interest paid and similar charges on external financing		(73.9)	(118.6)	(141.0)
Interest element of finance lease payments		(0.8)	(1.7)	(0.6)

Net cash outflow from returns on investments and servicing of finance		(64.9)	(115.7)	(132.8)
Taxation Consortium relief (paid) received		(23.6)	(16.2)	22.5

Net cash (outflow) inflow from taxation		(23.6)	(16.2)	22.5
Capital expenditure and financial investment Payments to acquire tangible fixed assets		(57.9)	(133.3)	(100.8)
Payments to acquire fixed asset investments		(48.0)	(25.5)	—
Receipts from sales of fixed asset investments		5.3	—	0.4
Receipt from sales of intangible assets		—	0.2	0.6
Receipt of government grants		0.6	—	—
Purchase of own shares (ESOP)		—	—	(26.9)

Net cash outflow from capital expenditure and financial investment		(100.0)	(158.6)	(126.7)
Acquisition and disposals Purchase of subsidiary undertakings		—	(27.3)	—
New cash acquired with subsidiary undertakings		—	11.7	—
Funding to joint ventures		(79.9)	(137.3)	(11.6)
Repayments of funding from joint ventures		1.7	—	4.8
Net payments made in the acquisition of joint ventures		(333.0)	—	—

Net cash outflow from acquisitions and disposals		(411.2)	(152.9)	(6.8)
Net cash (outflow) inflow before management of liquid resources and financing		(832.2)	(404.5)	5.9

Management of liquid resources (Increase) decrease in short-term deposits	c	(155.0)	85.0	69.5

Financing Proceeds from issue of ordinary shares		359.8	6.5	14.3
Payments made on the issue of ordinary shares		(7.7)	(3.5)	(1.8)
Capital element of finance lease payments	b	0.1	(2.1)	(1.7)
Net increase (decrease) in total debt	b	697.3	359.7	(190.0)

Net cash inflow (outflow) from financing		1,049.5	360.6	(179.2)
Increase (decrease) in cash	c	62.3	41.1	(103.8)

(Increase) decrease in net debt	c	(480.1)	(401.5)	18.4

See notes to consolidated financial statements.

a)  Reconciliation of operating profit (loss) to operating cash flows

	2000			2001			2002
	Before goodwill and exceptional items	Goodwill and exceptional items	Total	Before goodwill and exceptional items	Goodwill and exceptional items	Total	Before goodwill and exceptional items	Goodwill and exceptional items	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Operating profit (loss)	85.3	(105.0)	(19.7)	160.2	(67.4)	92.8	191.5	(136.5)	55.0
Depreciation (see note 13)	48.9	3.1	52.0	64.1	7.0	71.1	81.1	—	81.1
Amortization of goodwill and other intangible fixed assets (see note 12)	—	—	—	—	44.3	44.3	0.1	118.3	118.4
Amortization of government grants	(1.3)	—	(1.3)	(0.1)	—	(0.1)	(0.1)	—	(0.1)
Deferred revenue released	(2.2)	—	(2.2)	(4.2)	—	(4.2)	(0.7)	—	(0.7)
(Increase) decrease in stock	(73.3)	3.9	(69.4)	(43.1)	—	(43.1)	9.9	—	9.9
(Increase) decrease in debtors	(177.7)	6.4	(171.3)	(23.4)	—	(23.4)	77.9	22.3	100.2
Increase (decrease) in creditors	159.3	—	159.3	64.1	—	64.1	(79.7)	—	(79.7)
Provision (utilized) provided, net	—	(179.9)	(179.9)	0.3	(162.9)	(162.6)	(0.3)	(34.1)	(34.4)

Net cash (inflow) outflow from operating activities	39.0	(271.5)	(232.5)	217.9	(179.0)	38.9	279.7	(30.0)	249.7

b)  Analysis of changes in net debt

	As at July 1, 2000	Cash flow	As at July 1, 2001	Cash flow	As at June 30, 2002
	£m	£m	£m	£m	£m
Overnight deposits	47.1	44.8	91.9	(53.2)	38.7
Other cash	79.1	(17.4)	61.7	(50.6)	11.1
Bank overdrafts	(13.7)	13.7	—	—	—

	112.5	41.1	153.6	(103.8)	49.8
Short-term deposits	155.0	(85.0)	70.0	(69.5)	0.5

Cash at bank and in hand less bank overdrafts	267.5	(43.9)	223.6	(173.3)	50.3

Debt due after more than one year	(1,404.3)	(354.8)	(1,759.1)	190.0	(1,569.1)
Finance leases	(8.2)	(2.8)	(11.0)	1.7	(9.3)

Total debt	(1,412.5)	(357.6)	(1,770.1)	191.7	(1,578.4)

Total net debt	(1,145.0)	(401.5)	(1,546.5)	18.4	(1,528.1)

c)  Reconciliation of net cash flow to movement in net debt

	2000	2001	2002
	£m	£m	£m
Increase (decrease) in cash and bank overdrafts	62.3	41.1	(103.8)
Increase (decrease) in short-term deposits	155.0	(85.0)	(69.5)
Cash (inflow) outflow resulting from (increase) decrease in debt and lease financing	(697.4)	(357.6)	191.7

(Increase) decrease in net debt	(480.1)	(401.5)	18.4
Net debt at beginning of year	(664.9)	(1,145.0)	(1,546.5)

Net debt at end of year	(1,145.0)	(1,546.5)	(1,528.1)

d)  Major non-cash transactions

2002

Impairment of investment in KirchPayTV

Effective December 31, 2001, the Group wrote down the carrying value of its investment in KirchPayTV to nil (see note 14). The write-down resulted in a net non-cash exceptional charge to the profit and loss account of £971.4 million.

2001

Acquisition of 67.5% of BiB

During 2001, the Group acquired a further 67.5% of BiB, 47.6% on May 9, 2001 and 19.9% on June 28, 2001, increasing the Group’s interest to 100%. The consideration was satisfied by the issue to HSBC, Matsushita and BT of 39,674,765 new BSkyB shares, with a fair value of £290.9 million and deferred consideration of new BSkyB shares or loan notes, with a fair value of £253.2 million, payable 18 months after the date of acquisition. Our Board has determined that there is no genuine commercial possibility that loan notes will be issued and therefore this deferred consideration is included within Shareholders’ funds as “Shares to be issued”.

Acquisition of 100% of SIG

In July 2000, the Group acquired 100% of SIG. The consideration was satisfied by the issue to SIG shareholders of 21,633,099 new BSkyB shares, with a fair value of £267.3 million.

Acquisition of 5% of WAP TV

In May 2001, the Group acquired the remaining 5% minority interest in WAP TV. The consideration was satisfied by the issue of 169,375 new BSkyB shares, with a fair value of £1.3 million and contingent consideration of 508,130 new BSkyB shares with a fair value of £3.7 million.

2000

Acquisition of 24% of KirchPayTV.

In April 2000, the Group acquired 24% of KirchPayTV. Part of the consideration was satisfied by the issue to KirchPayTV of 78,019,778 new BSkyB shares, with a fair value of £1,186.7 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Accounting policies

Description of business

British Sky Broadcasting Group plc is the leading provider of pay-television broadcasting services in the UK and Ireland, with 10.2 million paying subscribers. Its operations include the operation and distribution of 11 wholly-owned television channels in digital, as well as DTH retailing of 82 digital channels owned by third parties.

The principal accounting policies are summarized below. All of these have been applied consistently throughout the year and the two preceding years.

a)  Basis of accounting

The accounts have been prepared under the historical cost convention and in accordance with applicable UK financial reporting and accounting standards, which differ in certain significant respects from those applicable in the US (see note 28).

b)  Basis of consolidation

The Group accounts consolidate the accounts of the Company and all of its subsidiary undertakings. All companies are consolidated using acquisition accounting.

In the preparation of these consolidated financial statements, estimates and assumptions have been made by management concerning selection of useful economic lives of fixed assets and goodwill, provisions necessary for trade receivables and liabilities, the carrying value of investments, income tax valuation allowances and other similar evaluations. Actual results could differ from those estimates.

The Group maintains a 52 or 53 week fiscal year ending on the Sunday nearest to June 30, in each year. In fiscal year 2002 this date was June 30, 2002, this being a 52 week year (2001: July 1, 2001, 52 week year; 2000: July 2, 2000, 53 week year).

c)  Acquisitions

On the acquisition of a business, fair values are attributed to the Group’s share of separable net assets acquired. Adjustments are also made to bring the accounting policies into line with those of the Group. Where statutory merger relief is applicable, the difference between the fair value of the shares issued as purchase consideration and the nominal value of the shares issued as purchase consideration is treated as a merger reserve in the Group accounts. The results and cash flows relating to a business are included in the consolidated profit and loss account and the consolidated cash flow statement from the date of acquisition.

On disposal or closure of a previously acquired business, any goodwill previously written off to reserves will be included in calculating the profit or loss on disposal.

d)  Goodwill and other intangible assets

Where the cost of acquisition exceeds the fair values attributable to such net assets, the difference is treated as purchased goodwill and capitalized on the Group balance sheet in the year of acquisition. Purchased goodwill arising on acquisitions from July 1, 1998 is capitalized. Prior to July 1, 1998, goodwill arising on acquisitions was eliminated against reserves. As permitted by FRS 10, this goodwill has not been restated on the balance sheet.

Other intangible assets which are controlled through custody or legal rights and could be sold separately from the rest of the business are capitalized, where fair value can be reliably measured.

Where capitalized goodwill and intangible assets are regarded as having a limited useful economic life, the cost is amortized on a straight-line basis over that life, of up to 20 years. Impairment reviews are carried out to ensure that goodwill and intangible assets are not carried at above their recoverable amounts. Any amortization or impairment write-downs are charged to the profit and loss account.

e)  Interests in joint ventures

Joint ventures are entities in which the Group holds a long-term interest and shares control under a contractual arrangement. These investments are dealt with by the gross equity method of accounting. Provision is made within creditors where the Group’s share of a joint venture’s losses exceeds the Group’s funding to date.

f)  Investments

The Company’s shares held by the Employee Share Ownership Plan (“ESOP”) are included in the consolidated balance sheet as a fixed asset investment until such time as the interest in the shares is transferred unconditionally to the employees. Provision is made for any permanent diminution in the value of shares held by the ESOP.

A charge is made in the profit and loss account in relation to the shares held by the ESOP for awards under the Long Term Incentive Plan (“LTIP”) and the Key Contributor Plan (“KCP”), based on an assessment of the probability of the performance criteria under the LTIP and KCP being met. The charge is allocated on a straight-line basis over the performance periods of the LTIP and KCP.

The Group’s other fixed asset investments are stated at cost, less any provision for permanent diminution in value.

g)  Tangible fixed assets

Tangible fixed assets are stated at cost net of accumulated depreciation and any provision for impairment. Land and assets in the course of construction are not depreciated.

Depreciation is provided to write off the cost, less estimated residual value, of each asset on a straight-line basis over its estimated useful life. Principal annual rates used for this purpose are:

Freehold buildings	4%
Leasehold improvements	Lower of lease period or life of the asset
Equipment, fixtures and fittings:
— Fixtures and fittings	10% — 20%
— Computer equipment	20% — 33 1/3%
— Technical equipment	10% — 20%
— Motor vehicles	25%

h) Stocks

Television program rights

Program rights are stated at cost (including, where applicable, estimated escalation payments) less accumulated amortization. Provisions are made for any program rights which are superfluous to Group requirements or which will not be shown for any other reason.

Contractual obligations for program rights not yet available for transmission are not included in the cost of program rights, but are disclosed as contractual commitments (see note 25). Program payments made in advance of the Group having availability to transmit the related acquired and commissioned programs are treated as prepayments.

Acquired and commissioned program rights are recorded in stock at cost when the programs are available for transmission.

Amortization is provided to write off the cost of acquired and commissioned program rights as follows:

Sports	— 100% on first showing, or where contracts provide for sports rights for multiple seasons or competitions, the amortization of each contract is based on anticipated sports revenue.
Current affairs	— 100% on first showing.
General entertainment	— Straight line basis on each transmission at the following rates:
— One showing planned — 100%
— Two showings planned — 60%; 40%
— Three showings planned — 50%; 30%; 20%
— Four showings planned — 40%; 30%; 20%; 10%
Movies
— Acquired movies are amortized on a straight-line basis over the period of transmission rights. Where acquired movie rights provide for a second availability window, 10% of the cost is allocated to that window. Own movie productions are amortized in line with anticipated revenue over a maximum of five years.

Set-top boxes and related equipment

Set-top boxes and related equipment include digital set-top boxes, Low Noise Blockers (“LNBs”) and mini-dishes. The stock of set-top boxes and related equipment is valued at the lower of cost and Net Realisable Value (“NRV”) (which reflects the value to the business of the set-top box and the related equipment in the hands of the customer). Any subsidy is expensed on enablement.

Raw materials and consumables

Raw materials and consumables are valued at the lower of cost and NRV.

i)  Transponder rentals

Payments made in advance to secure satellite capacity have been recorded as prepaid transponder rentals. These payments are amortized on a straight-line basis to the profit and loss account from commencement of broadcasting to the end of the rental period, normally ten years.

j)  Taxation

Corporation tax payable is provided at current rates on all taxable profits.

k)  Deferred taxation

Deferred tax is recognized in respect of all timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date.

A net deferred tax asset is regarded as recoverable and therefore recognized only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which to recover carried forward tax losses and from which the future reversal of underlying timing differences can be deducted.

Deferred tax is recognized in respect of the retained earnings of overseas subsidiaries only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future periods has been entered into by the subsidiary.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

l)  Foreign currency

Trading activities denominated in foreign currencies are recorded in sterling at actual exchange rates as of the date of the transaction or at the contracted rate if the transaction is covered by a forward foreign exchange contract or other hedging instrument. Monetary assets, liabilities and commitments denominated in foreign currencies at the year end are reported at the rates of exchange prevailing at the year end or, if hedged, at the appropriate hedged rate.

The results of the overseas subsidiaries and joint ventures are translated at the average rates of exchange during the period and the balance sheet at the rates ruling at the balance sheet date. Exchange differences arising on translation of the opening net assets and results of the overseas subsidiaries and joint ventures and on foreign currency borrowings, to the extent that they hedge the Group’s investment in these operations, are dealt with through reserves.

m)  Derivatives and other financial instruments

The Group uses a limited number of derivative financial instruments to hedge its exposures to fluctuations in interest and foreign exchange rates. Instruments accounted for as hedges are structured so as to reduce the market risk associated with the underlying transaction being hedged and are designated as a hedge at the inception of the contract. Receipts and payments on interest rate instruments are recognized on an accruals basis, over the life of the instrument. Gains and losses on instruments used for hedging are not recognized until the hedged position is recognized. Cash flows associated with derivative financial instruments are classified in the cash flow statement in a manner consistent with those of the underlying transactions being hedged. If an instrument ceases to be accounted for as a hedge, for example, by the underlying hedged position being eliminated, the instrument is marked to market and any resulting gain or loss is recognized in the profit and loss account.

The Group does not hold or issue derivative financial instruments for speculative purposes.

n)  Turnover

Turnover, which excludes value added tax and sales between Group companies, represents the value of products and services sold. The Group’s main sources of turnover are recognized as follows:

—	Direct-To-Home subscription, wholesale and pay per view revenues are recognized as these services are provided.

—	Advertising sales revenues are recognized when the advertising is broadcast.

—
Interactive turnover includes income from gaming, online advertising, internet, e-commerce, interconnect, text services and Sky Interactive set-top box subsidy recovery. Revenues on transactional sales are recognized when the goods or services are delivered. Gaming revenue represents amounts receivable in respect of bets placed on events which occur in the year.

—
Other revenue principally includes income from installations (net of any discount), service call revenues, warranty revenue, marketing contribution from third party channels and platform access fees. Other revenues are recognized, net of any discount given, when the relevant service has been provided.

o)  Pension costs

The Group provides pensions to eligible employees through the BSkyB pension plan which is a defined contribution plan. The assets of the plan are held independently of the Group.

The amount charged to the profit and loss account is based on the contributions payable for the year.

p)  Leases

Assets held under finance leases are treated as tangible fixed assets. Depreciation is provided accordingly and the deemed capital element of future rentals is included within creditors. Deemed interest is charged as interest payable over the period of the lease.

The rental costs arising from operating leases are charged to the profit and loss account in the year in which they are incurred.

q)  Government grants

Government grants relating to tangible fixed assets are reported as deferred income and amortized over the expected useful life of the asset concerned. Other grants are credited to the profit and loss account as the related expenditure is incurred.

2.  Turnover

	2000	2001	2002
	£m	£m	£m
Direct-to-home subscribers	1,189.0	1,536.7	1,929.2
Cable and DTT subscribers	303.0	299.1	279.4
Advertising	242.3	270.5	250.7
Interactive	4.6	93.0	186.0
Other	108.1	106.7	130.8

	1,847.0	2,306.0	2,776.1

All Group turnover is derived from the Group’s sole class of business, being television broadcasting together with certain ancillary functions, and arises principally within the United Kingdom from activities conducted from the United Kingdom, with the exception of £23.0 million of turnover (2001: £65.2 million; 2000: nil) which relates to activities conducted from the Group’s premises in the Channel Islands. The Group’s sole class of business is consistent with its internal management reporting structure. In order to provide shareholders with additional information, the Group’s turnover has been analysed as shown above.

All turnover arises from services provided within the United Kingdom, with the exception of £62.4 million (2001: £32.6 million; 2000: £21.7 million) which arises from Eire, where some of our customers are located.

The Group’s loss before tax and its net assets relate to activities conducted in the United Kingdom, with the exception respectively of £1,143.5 million loss (2001: £292.4 million loss; 2000: £43.8 million loss) and nil assets (2001: £1,142.1 million; 2000: £1,479.9 million of net assets) which relate to activities conducted in Germany, and £0.3 million loss (2001: £1.2 million loss; 2000: nil) and £0.3 million of net assets (2001: £1.5 million of net liabilities; 2000: nil) which relate to activities conducted in the Channel Islands.

Long-lived assets outside the United Kingdom comprise less than 10% of consolidated long-lived assets.

3.  Operating expenses, net

	2000			2001			2002
	Before goodwill and exceptional items	Goodwill and exceptional items	Total	Before goodwill and exceptional items	Goodwill and exceptional items	Total	Before goodwill and exceptional items	Goodwill and exceptional items	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Programming(i)	945.6	—	945.6	1,133.8	—	1,133.8	1,439.3	—	1,439.3
Transmission and related functions(i)	105.2	41.0	146.2	128.6	—	128.6	146.6	(4.1)	142.5
Marketing	381.3	58.3	439.6	378.1	—	378.1	416.6	—	416.6
Subscriber management	199.9	5.7	205.6	243.4	—	243.4	291.1	—	291.1
Administration	129.7	—	129.7	186.6	67.4	254.0	203.2	140.6	343.8
Gaming	—	—	—	75.3	—	75.3	87.8	—	87.8

	1,761.7	105.0	1,866.7	2,145.8	67.4	2,213.2	2,584.6	136.5	2,721.1

(i)
The amounts shown are net of £15.3 million (2001: £55.1 million; 2000: £51.3 million) receivable from the disposal of programming rights not acquired for use by the Group, and £23.7 million (2001: £53.9 million; 2000: £61.3 million) in respect of the provision to third party broadcasters of spare transponder capacity.

4.  Exceptional items

	2000			2001			2002
	Charge (credit) before taxation	Taxation charge	Total	Charge (credit) before taxation	Taxation charge	Total	Charge (credit) before taxation	Taxation (credit) charge	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Estimated cost of reorganization of Sky Interactive (h)	—	—	—	23.1	—	23.1	—	—	—
Provision against remaining unprovided ITV Digital programming debtors (a)	—	—	—	—	—	—	22.3	(6.7)	15.6
Release of analog termination provision (b)	—	—	—	—	—	—	(4.1)	1.2	(2.9)
Estimated cost of termination of analog operations (n)	41.0	(12.3)	28.7	—	—	—	—	—	—
Estimated cost of transitioning analog customers to digital service (o)	58.3	(17.5)	40.8	—	—	—	—	—	—
Estimated cost of Sky In-Home Service Limited reorganization (p)	5.7	(1.7)	4.0	—	—	—	—	—	—

Exceptional operating Items	105.0	(31.5)	73.5	23.1	—	23.1	18.2	(5.5)	12.7

Joint venture’s goodwill amortization, net (c)	—	—	—	—	—	—	971.4	—	971.4
Loss (profit) on sale of fixed asset investments (d) (q)	1.4	—	1.4	—	—	—	(2.3)	—	(2.3)
Share of joint venture’s operating exceptional item (i)	—	—	—	16.5	—	16.5	—	—	—
Share of joint venture’s loss on sale of fixed asset investment (j) (r)	14.0	—	14.0	69.5	—	69.5	—	—	—
Amounts written off fixed asset investments (see notes 14 and 15) (g) (k)	—	—	—	38.6	—	38.6	60.0	—	60.0
Provision (release of provision) for loss on disposal of subsidiary (e) (l)	—	—	—	10.0	—	10.0	(10.0)	—	(10.0)
Finance (credit) charge (see note 6) (m) (s)	—	—	—	(2.7)	0.8	(1.9)	—	—	—
Deferred tax asset write down (f)	—	—	—	—	—	—	—	83.3	83.3

	120.4	(31.5)	88.9	155.0	0.8	155.8	1,037.3	77.8	1,115.1

2002

Exceptional operating items

a)  ITV Digital

As of March 27, 2002, the date on which the ITV Digital DTT platform was put into administration, the Group had balances owed to it and unprovided for, in respect of programming licensed to ITV Digital, of £22.3 million. On April 30, 2002, the joint administrators of ITV Digital announced the closure of pay television services on the platform and their intention to close the administration. Accordingly, the Group made an exceptional operating provision against the whole of this balance effective March 31, 2002.

b)  Release of analog termination provision

On September 27, 2001, the Group terminated its analog operation. From the original exceptional operating provision of £41.0 million, taken at June 30, 2000 (see (n)), £4.1 million of provision has not been utilized and has therefore been released to the profit and loss account as an exceptional credit.

Other exceptional items

c)  Joint ventures’ goodwill amortization, net

The exceptional item of £971.4 million of joint ventures’ goodwill amortization, net, relates to the impairment charge taken against the carrying value of the Group’s interest in KirchPayTV GmbH & Co KGaA (“KirchPayTV”) of £984.9 million as at December 31, 2001, net of an amount of £13.5 million released from the provision matching the Group’s share of losses for the period from January 1, 2002 to February 8, 2002, at which date the Group ceased to gross equity account for KirchPayTV’s results (see notes 5 and 14).

d)  Profit on sale of fixed asset investments

During the year, the Group sold its investments in Static 2358 Limited and Gameplay plc realizing a profit on disposal of £2.3 million (see note 15).

e)  Release of provision for loss on disposal of subsidiary

On October 16, 2001, the Group and Ladbrokes, the betting and gaming division of Hilton Group plc, announced that they had agreed not to pursue the proposed joint venture to offer a fixed-odds betting service on Sky Sports channels and other media. As a result, the provision for loss on disposal of the subsidiary, taken at June 30, 2001, has been written back, resulting in a non-cash exceptional profit of £10.0 million (see note (l) below). The Group continues to operate and develop interactive TV betting services through its wholly-owned bookmaker, Surrey Sports.

f)  Write down of deferred tax asset

Following the impairment charge made in respect of the Group’s investment in KirchPayTV at December 31, 2001 (see note 14) there was insufficient evidence to support the recognition of a deferred tax asset arising on losses incurred by certain UK companies. Accordingly, the deferred tax asset of £95.6 million was written off in full as at December 31, 2001. Subsequent to this date £12.3 million of this amount has been written back due to the utilization of tax losses. The Directors ultimately expect the remaining £83.3 million to be recovered in full.

g)  Amounts written off fixed asset investments

At December 31, 2001, £60.0 million was provided against the Group’s minority investments in football clubs.

2001

Exceptional operating items

h)  Reorganization of Sky Interactive

In May 2001, the Group announced the consolidation of all of its interactive and online activities within the ‘Sky Interactive’ division. The costs of reorganization within Sky Interactive were estimated at £23.1 million and principally comprised the cost of termination of certain contracts, the closure of duplicate sites and a reduction in headcount. Of these costs, £7.0 million were included within fixed assets, £4.0 million were included within other creditors and the remainder within provisions.

Other exceptional items

i)  Share of joint venture’s operating exceptional item

In April 2001, British Interactive Broadcasting Holdings Limited (“BiB”) incurred exceptional operating costs of £16.5 million, which principally comprised the cost of the write-down of the current platform. Of these costs, £13.1 million were included within fixed assets and the remainder within provisions.

j)  Share of joint venture’s loss on sale of fixed asset investment

On August 31, 2000, KirchPayTV disposed of their remaining 58 million holding of BSkyB shares. The Group’s share of the loss on disposal was £69.5 million. The loss was calculated as the Group’s share of the difference between the balance sheet value of the 58 million shares at £15.21 per share (based on the value of the shares at the date of acquisition of 24% of KirchPayTV by the Group) and the net proceeds realized by KirchPayTV of £10.05 per share.

k)  Amounts written off fixed asset investments

At June 30, 2001, £38.6 million was provided against the Group’s minority investments in new media companies (see note 15).

l)  Provision for loss on disposal of subsidiary

On July 11, 2001, the Group and Ladbrokes, the betting and gaming division of Hilton Group plc, reached agreement to form a 50:50 joint venture to develop and operate a fixed-odds and pools betting business linked to Sky channels on Sky digital. The agreement was for the Group to contribute its wholly-owned bookmaker, Surrey Sports, to the joint venture and a provision was made in the year to June 30, 2001 for the adjustment to existing goodwill which would have been necessary when Surrey Sports was transferred to the new joint venture. This provision was subsequently reversed when the Group and Ladbrokes agreed not to pursue the proposed joint venture in October 2001 (see note (e) above).

m)  Finance credit

An exceptional accrual was made in June 1999 in respect of the mark-to-market of a floating-to-fixed interest rate swap over £100 million of the £1,000 million revolving credit facility (“RCF”) which was no longer required when the RCF was cancelled and replaced with a £750 million RCF. The swap was closed out in September 2000, and the remaining accrual of £2.7 million was released.

2000

Exceptional operating Items

n)  Estimated cost of termination of analog operations

In May 2000, the Group committed to terminating its current analog service in June 2001, earlier than the previously announced date of December 31, 2002. The costs of the termination were estimated at £41.0 million and principally comprised the cost of early termination of analog transponder leases and other costs to be incurred to terminate the Group’s analog operations. As previously announced, the Group substantially terminated its analog service in June 2001; however, a limited analog service was broadcast until September 2001.

o)  Estimated cost of transitioning analog customers to digital service

On May 5, 1999, the Group announced a marketing promotion under which it committed to transitioning its existing analog subscribers onto its digital service. The net costs associated with this process were estimated at £450 million, before taking account of tax relief of £135 million. This did not include subsidy costs provided by BiB, 32.5% of whose funding was met by the Group. Following the agreement by the Group to acquire a further 47.5% shareholding in BiB and the consequent agreement for the Group to provide 100% of BiB’s funding, it became appropriate to increase the provision by £58.3 million in June 2000, principally to provide for the costs of subsidizing the set-top boxes for the remaining analog subscribers.

p)  Estimated cost of Sky In-Home Service Limited reorganisation

In May 2000, the Group announced the reorganisation of the Sky In-Home Service Limited distribution network at a cost of £5.7 million. These costs principally comprised the costs of staff redundancies, termination of building leases and fixed asset write downs.

Other exceptional items

q)  Loss on sale of fixed asset investment

During the year the Group reduced its holdings in Manchester United PLC and Manchester City PLC so as to bring the holdings below the 10% holding limit stipulated by the rules of the Premier League. These disposals resulted in a total loss of £1.4 million.

r)  Share of joint venture’s loss on sale of fixed asset investment

On June 7, 2000, KirchPayTV sold 20 million of its holding of BSkyB shares. The Group’s share of the loss on disposal was £14.0 million. The loss was calculated as 24% of the difference between the balance sheet value of the 20 million shares at £15.21 per share (based on the value of the shares at the date of acquisition of 24% of KirchPayTV by BSkyB) and the net proceeds realised by KirchPayTV of £12.30 per share.

s)  Taxation credit

The exceptional tax credit of £31.5 million is due to the recognition of £105.0 million of previously unrecognised deferred tax asset (see note 9).

5.  Share of operating results of joint ventures

This relates to the Group’s equity share of the operating results of the Group’s joint ventures.

	2000			2001			2002
	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
KirchPayTV (see note 14)	11.0	—	11.0	116.0	—	116.0	70.0	—	70.0
BiB	99.1	—	99.1	118.9	16.5	135.4	—	—	—
Programming joint ventures, net	11.2	—	11.2	4.3	—	4.3	6.7	—	6.7

Total losses	121.3	—	121.3	239.2	16.5	255.7	76.7	—	76.7

KirchPayTV

The Group ceased accounting for KirchPayTV’s losses using the gross equity method from February 8, 2002, on which date the Group announced that it had written down its investment in KirchPayTV to nil, effective December 31, 2001. The Group considered that, by February 8, 2002, the relationship between the Group and KirchPayTV had irrevocably changed and that the Group has not exercised significant influence since that date.

As the Group has no intention of providing any future funding to KirchPayTV and the Group, on a consolidated basis, has no financial commitments, outstanding financial liabilities or contingent liabilities in respect of KirchPayTV, an amount of £13.5 million was released from the impairment provision made at December 31, 2001, in order to match the Group’s share of KirchPayTV’s losses for the period from January 1, 2002 to February 8, 2002.

BiB

The Group recognized 32.5% of the results of BiB up until November 2000. From this date, to May 9, 2001, 100% of BiB’s losses were recognized due to the agreement dated July 17, 2000, under which the Group agreed to provide 100% of BiB’s funding after existing funding had been utilized. From May 9, 2001, the Group fully consolidated BiB as a subsidiary.

6.  Interest

a)  Interest receivable and similar income

	2000	2001	2002
	£m	£m	£m
Interest receivable on short-term deposits	7.3	3.8	8.2
Share of joint ventures’ interest receivable	0.9	3.5	2.0
Interest receivable on funding to joint ventures	2.0	10.4	0.3
Other interest receivable and similar income	0.5	0.5	0.6

	10.7	18.2	11.1
Exceptional finance credit (see note 4)	—	2.7	—

	10.7	20.9	11.1

b)  Interest payable and similar charges

	2000	2001	2002
	£m	£m	£m
On bank loans, overdrafts and other loans repayable within five years, not by installments:
—£300 million RCF	—	0.8	10.8
—£750 million RCF	11.0	38.5	46.3
—£1,000 million RCF	0.2	—	—
US$650 million of 8.200% Guaranteed Notes repayable in 2009	31.1	31.6	31.6
£100 million of 7.750% Guaranteed Notes repayable in 2009	7.7	7.8	7.8
US$600 million of 6.875% Guaranteed Notes repayable in 2009	27.2	30.1	30.1
US$300 million of 7.300% Guaranteed Notes repayable in 2006	15.8	15.5	15.1
Finance lease interest	0.9	0.9	1.0
Share of joint ventures’ interest payable	8.3	27.8	4.9
Other interest payable and similar charges	0.4	0.3	0.4

	102.6	153.3	148.0

7.  Loss on ordinary activities before taxation

Loss on ordinary activities before taxation is stated after charging (crediting):

	2000	2001	2002
	£m	£m	£m
—depreciation (see note 13)
—owned assets	51.7	70.8	79.5
—assets held under finance leases	0.3	0.3	1.6
—amortization of intangible assets (see note 12)	—	44.3	118.4
—joint ventures’ goodwill amortization, net (see note 14)	14.4	101.1	1,069.9
—amounts written off fixed asset investments (see notes 14 and 15)	—	38.6	60.0
—profit on disposal of fixed asset investments	—	—	(2.3)
—rentals on operating leases and similar arrangements:
land and buildings	6.8	7.2	8.2
—rentals on operating leases and similar arrangements:
plant and machinery	111.8	112.2	76.4
—sub-lease rentals received in respect of plant and machinery	(61.3)	(53.9)	(23.7)
—sub-lease rentals received in respect of land and buildings	(1.4)	(1.4)	(1.4)
—staff costs (see note 8)	255.5	260.9	276.9
—Government grants	(1.3)	(0.1)	—

Amounts payable to the auditors are analyzed below:

	2000	2001	2002
	£m	£m	£m
Audit services	0.4	0.6	0.7
Taxation advice	0.4	0.6	0.4
Other	1.5	0.4	0.8

Audit and audit related services	2.3	1.6	1.9

Website development	0.6	6.0	0.5
Call centre development	—	4.9	4.8
Other	3.2	1.9	1.0

Non-audit related services	3.8	12.8	6.3

In addition to the amounts disclosed above, the Group understands that during the year its auditors indirectly received from the Group a further £4.0 million (2001: £2.9 million; 2000: nil), through the performance of sub-contracted services for one of the Group’s call centre consultants.

8.  Staff costs

a)  Employee costs

Employee costs for permanent and temporary employees, and Executive Directors during the year amounted to:

	2000	2001	2002
	£m	£m	£m
Wages and salaries	219.2	213.2	227.1
Costs of LTIP, KCP and other share related bonus schemes	6.1	14.0	17.2
Social security costs	23.1	25.4	22.0
Other pension costs	7.1	8.3	10.6

	255.5	260.9	276.9

The Group operates a defined contribution pension scheme, contributions to which are charged to the profit and loss account on an accruals basis. The pension charge for the year represents contributions payable by the Group to the scheme and amounted to £10.6 million (2001: £8.3 million; 2000: £7.1 million).

The average monthly number of full time equivalent persons (including temporary employees) employed by the Group during the year was as follows:

	2000	2001	2002
	Number	Number	Number
Programming	982	1,134	1,131
Transmission and related functions	1,040	1,071	1,274
Marketing	141	173	193
Subscriber management	7,809	6,472	5,432
Administration	758	872	965
Gaming	—	226	88

	10,730	9,948	9,083

Customer management service centers had temporary staff of approximately 1,099 and the Osterley site had approximately 1,500 temporary staff.

Directors’ emoluments

The emoluments of the Directors for the year are shown below:

	Total emoluments including pensions 2000	Total emoluments including pensions 2001	Salary and fees	Bonus schemes	Benefits	Total emoluments before pensions	Pensions	Total emoluments including pensions 2002
	£	£	£	£	£	£	£	£
Executive Tony Ball	1,542,555	1,964,383	743,545	1,250,000	27,178	2,020,723	28,620	2,049,343
Martin Stewart	597,029	821,451	333,125	350,000	4,044	687,169	26,348	713,517
Non-Executive Philip Bowman	30,000	30,750	45,000	—	—	45,000	—	45,000
David Evans(i)	—	—	27,057	—	—	27,057	—	27,057
Dr Dieter Hahn(ii)	—	—	—	—	—	—	—	—
Allan Leighton	17,724	25,500	39,698	—	—	39,698	—	39,698
Lord St. John of Fawsley	25,000	25,500	35,000	—	—	35,000	—	35,000
John Thornton	26,770	28,125	49,522	—	—	49,522	—	49,522
David DeVoe	—	—	—	—	—	—	—	—
Leslie Hinton	—	—	—	—	—	—	—	—
Martin Pompadur	—	—	—	—	—	—	—	—
Rupert Murdoch	—	—	—	—	—	—	—	—
Arthur Siskind	—	—	—	—	—	—	—	—
Former Directors	734,118	120,268	—	—	—		—
Total emoluments	2,973,196	3,015,977	1,272,947	1,600,000	31,222	2,904,169	54,968	2,959,137

(i)	David Evans was appointed a Director of the Company on September 21, 2001.

(ii)	Dieter Hahn resigned as a Director of the Company on February 6, 2002.

Executive bonuses

The amounts received by the Directors under bonus schemes are shown below:

	Additional Executive Bonus Scheme(i)	Senior Management Bonus Scheme(ii)	Total
	£	£	£
Executive Tony Ball	—	1,250,000	1,250,000
Martin Stewart	—	350,000	350,000

(i)	Additional Executive Bonus Scheme
Tony Ball has rights over 600,000 notional shares which become exercisable from August 12, 2002 at an option price of £5.35 and may not exceed a price per notional share of £5.83 on exercise.

During the year to June 30, 2002 no shares (notional or actual) were awarded or exercised under this scheme.

(ii)	Senior Management Bonus Scheme
The amounts shown above are those which have been approved by the Remuneration Committee for the year ended June 30, 2002.

SHARE OWNERSHIP

LTIP

Details of outstanding awards receivable under the LTIP are shown below:

	No of shares under award				Exercise price	Market price at date of exercise	Date from which exercisable		Expiry date
	At June 30, 2001	Granted during the year	Exercised during the year	At June 30, 2002

Name of Director Tony Ball	600,000	—	600,000	—	£5.83	£9.15	N/A		N/A
	908,000	—	—	908,000	£10.04	N/A	11.03.02	(i)	11.03.10
	—	908,000	—	908,000	£8.30	N/A	08.01.03	(ii)	11.21.11
Martin Stewart	250,000	—	250,000	—	£5.02	£9.15	N/A		N/A
	454,000	—	—	454,000	£10.04	N/A	11.03.02	(i)	11.03.10
	—	454,000	—	454,000	£8.30	N/A	08.01.03	(ii)	11.21.11

Notes:

All awards outstanding under the LTIP are in the form of a market value option with a cash bonus equal to the exercise price. All outstanding LTIP awards include options awarded as part of an agreement to meet the employer’s National Insurance obligations.

The balance of awards granted in November 1998 vested in full in November 2001 (600,000 shares — Tony Ball and 250,000 shares — Martin Stewart).

The aggregate amount received by the Directors under the LTIP was £7,777,500 (2001: £8,430,300).

(i)
50% of the award granted in November 2000 will vest subject to meeting performance conditions in November 2002, with the remaining 50% plus any unvested portion from the first round being exercisable from November 2003, subject to similar performance conditions.

(ii)
In 2001 awards were granted over performance periods ending in July 2003 and July 2004. Accordingly 50% of the award will vest subject to meeting performance conditions in July 2003, with the remaining 50% plus any unvested portion from the first round being exercisable from July 2004, subject to performance conditions.

Executive share options

Details of all outstanding options held under the Executive and Sharesave Schemes are shown below:

	Number of options					Exercise price	Market price at date of exercise	Date from which exercisable	Expiry date
	At June 30, 2001		Granted during the year	Exercised during the year	At June 30, 2002
Name of Director Tony Ball	5,145		—	—	5,145	£5.83	N/A	08.12.02	08.12.09
	594,855		—	—	594,855	£5.83	N/A	08.12.02	08.12.06
	—		600,000	—	600,000	£7.35	N/A	06.05.05	06.05.12
Martin Stewart	2,096	(i)	—	—	2,096	£4.62	N/A	01.01.03	06.30.03

Note:

(i)	Options granted under the Group’s Sharesave Scheme.

The aggregate gain made by Directors on the exercise of share options was nil (2001: nil).

During the year ended June 30, 2002, the share price traded within the range of £5.44 to £9.36 per share. The middle-market closing price on the last working day of the financial year was £6.29.

On August 2, 2002, awards were made under the Long Term Incentive Plan and the Equity Bonus Plan to Tony Ball over 558,220 shares and Martin Stewart over 279,110 shares at a price of £5.55 per share. Up to 50% of these awards will vest from July 2004 and the balance from July 2005, provided that certain performance criteria are satisfied.

Furthermore additional awards under the Long Term Incentive Plan were made on August 13, 2002, to Tony Ball over 22,932 shares and to Martin Stewart over 11,466 shares at £5.60 per share. These awards were supplemented to the awards made on August 2, 2002 and are made solely to take account of the employers National Insurance contributions that have been passed on to the participants. The same vesting criteria will be applied to these awards as those granted on August 2, 2002.

9.  Taxation

a)  Analysis of charge in year

	2000	2001	2002
	£m	£m	£m
Tax charge (credit) on profit before exceptional items:
Consortium relief payable	25.7	—	—
Adjustments in respect of prior years—consortium relief	16.6	—	—
Adjustments in respect of prior years—share of joint ventures’ tax credit	(6.2)	—	—
Adjustments in respect of prior years—deferred tax	(16.4)	—	—
Share of joint ventures’ tax (credit) charge	(27.3)	—	1.3
Deferred tax	(25.9)	23.3	27.3

	(33.5)	23.3	28.6
Exceptional tax (credit) charge Deferred tax (credit) charge on exceptional items (see note 4)	(31.5)	0.8	(5.5)
Exceptional deferred tax charge (see note 4)(i)	—	—	83.3

	(31.5)	0.8	77.8

	(65.0)	24.1	106.4

(i)	An exceptional deferred tax charge of £95.6 million was made at December 31, 2001, against which £12.3 million has been written back at June 30, 2002 as a result of the utilization of tax losses.

b)  Factors affecting the current tax charge for the year

The current tax charge for the year is higher than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2000	2001	2002
	£m	£m	£m
Loss on ordinary activities before tax	(262.7)	(514.5)	(1,276.2)
Less: Share of joint ventures’ loss before tax	142.7	350.0	79.6

Group loss on ordinary activities before tax	(120.0)	(164.5)	(1,196.6)

Loss on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2001 and 2000: 30%)	(36.0)	(49.4)	(359.0)
Effects of:
Write-down of KirchPayTV not deductible for tax purposes	—	—	291.4
Other expenses not deductible for tax purposes (primarily goodwill amortization)	6.7	63.9	77.8
Other timing differences	9.7	(2.9)	19.2
Creation (utilization) of tax losses	46.7	(11.3)	(30.6)
Consortium relief	(1.4)	(0.3)	1.2
Adjustment in respect of prior year	16.6	—	—

Current tax charge for the year	42.3	—	—

c)  Factors that may affect future tax charges

        A deferred tax asset of £167.6 million (2001: £102.4 million; 2000: £16.1 million), arising principally from losses in the Group, has not been recognized. These losses can be offset only against taxable profits generated in the entities concerned. Although the Directors ultimately expect sufficient profits to arise, there is currently insufficient evidence to support recognition of a deferred tax asset relating to these losses. The losses are available to be carried forward indefinitely under current law. For similar reasons, estimated deferred tax assets of £63.7 million (2001: £47.7 million; 2000: nil) have not been recognized in respect of losses in the Group’s German holding companies of KirchPayTV and nil (2001: £52.0 million; 2000: nil) have not been recognized in respect of the Group’s share of losses of KirchPayTV.

10.  Dividends

The Directors do not propose an interim or final dividend for the financial year (2001: nil; 2000: nil). At June 30, 2002, the Company had negative reserves of £1,176.0 million. The Company is currently not in a position to pay a dividend.

The ESOP has waived its rights to dividends.

11.  Loss per share

	2000				2001
	Before goodwill and exceptional items	Goodwill	Exceptional items	After goodwill and exceptional items	Before goodwill and exceptional items	Goodwill	Exceptional items	After goodwill and exceptional items
Loss on ordinary activities after taxation	£94.4m	£14.4m	£88.9m	£197.7m	£237.4m	£145.4m	£155.8m	£538.6m
Loss per share—basic and diluted	5.4p	0.8p	5.1p	11.3p	12.9p	7.9p	8.4p	29.2p

Basic and diluted loss per share represents the loss attributable to the equity shareholders in each year divided by the weighted average number of Ordinary Shares in issue during the year of 1,887,375,018 (2001: 1,847,057,433; 2000: 1,744,379,069).

2002
Before goodwill and exceptional items	Goodwill	Exceptional items	After goodwill and exceptional items
£50.7m	£216.8m	£1,115.1m	£1,382.6m
2.7p	11.5p	59.1p	73.3p

Basic and diluted loss per share represents the loss attributable to the equity shareholders in each year divided by the weighted average number of Ordinary Shares in issue during the year of 1,887,375,018 (2001: 1,847,057,433; 2000: 1,744,379,069).

Loss per share is shown calculated by reference to losses both before and after goodwill and exceptional items and related tax, since the Directors consider that this gives a useful additional indication of underlying performance.

The number of anti-dilutive shares at June 30, 2002 was approximately 83,438,705 shares (2001: 70,237,843 shares; 2000: 19,924,492 shares) which comprised share options of 42,845,578 (2001: 32,712,169 shares; 2000: 19,924,492 shares) and deferred consideration of approximately 40,593,127 shares (2001: 37,558,480 shares; 2000: nil shares), of which approximately 40,254,372 is payable at the option of BSkyB in ordinary shares or loan notes (our Board has determined that there is no genuine commercial possibility that loan notes will be issued), based on the year end market price of £6.29 per share and 338,755 is payable in ordinary shares. This deferred consideration is included within Shareholders’ funds as “Shares to be issued”.

12.  Intangible fixed assets

The movement in the year was as follows:

	Goodwill	Other intangible fixed assets	Total
	£m	£m	£m
Cost At June 30, 2000	—	—	—
Subsidiaries acquired	—	0.8	0.8
Additions	842.6	0.4	843.0
Disposals	—	(0.2)	(0.2)

At June 30, 2001	842.6	1.0	843.6
Fair value adjustments to BiB provisional goodwill	(22.9)	—	(22.9)
Disposals	—	(0.6)	(0.6)

At June 30, 2002	819.7	0.4	820.1

Amortization At June 30, 2000	—	—	—
Charge	44.2	0.1	44.3
Provision for loss on disposal of subsidiary (see note 4)	10.0	—	10.0

At June 30, 2001	54.2	0.1	54.3
Charge	118.3	0.1	118.4
Release of provision for loss on disposal of subsidiary (see note 4)	(10.0)	—	(10.0)

At June 30, 2002	162.5	0.2	162.7

Net book value
At June 30, 2000	—	—	—

At June 30, 2001	788.4	0.9	789.3

At June 30, 2002	657.2	0.2	657.4

Goodwill

Goodwill of £272.4 million arising on the acquisition of Sports Internet Group plc (“SIG”) is being amortized over a period of seven years on a straight-line basis. Goodwill of £542.0 million (after fair value adjustments) arising on the acquisition of BiB is being amortized over a period of seven years on a straight-line basis. Goodwill of £5.2 million arising on the acquisition of WAP TV Limited (“WAP TV”) is being amortized over a period of seven years on a straight-line basis.

a)  Adjustments to BiB’s provisional fair values are shown below:

	Provisional fair value to Group of 100% of BiB 2001	Fair value adjustments 2002		Final fair value to Group 2002
	£m	£m		£m
Tangible fixed assets	26.7	—		26.7
Other non-current assets	3.2	1.2		4.4
Current assets	102.7	19.9	(i)	122.6
Current liabilities	(120.5)	—		(120.5)
Other non-current liabilities	(156.0)	—		(156.0)
Net (liabilities) assets	(143.9)	21.1		(122.8)

Purchase consideration(iii)	421.0	(1.8	)(ii)	419.2

Goodwill arising on the acquisition of BiB	564.9	(22.9)		542.0

(i)	Consortium relief received of £22.5m, net of a pre-existing consortium relief receivable of £2.6m.

(ii)	Stamp duty on the issue of the shares as consideration for the acquisition of BiB.

(iii)	Purchase consideration excludes contingent consideration (see note 25(d)).

In accordance with FRS 11, impairment reviews at the end of the first full financial year after acquisition were performed on the carrying values of BiB and SIG goodwill balances as at June 30, 2002. These reviews showed that no impairment was identified in either case. Consistent with the Group strategy, the business plans on which these reviews have been based reflect significant projected increases in gaming and other interactive revenues over the next five years.

Other intangible fixed assets

Other intangible fixed assets comprised domain names and betting shop licenses which were being amortized over a period of seven years on a straight-line basis. During fiscal 2002 the Group disposed of the betting shop licences.

13.  Tangible fixed assets

The movement in the year was as follows:

	Freehold land and buildings	Short leasehold improvements	Equipment, fixtures and fittings	Assets in course of construction	Total
	£m	£m	£m	£m	£m
Cost At June 30, 2000	26.9	75.6	335.3	—	437.8
Subsidiaries acquired	1.7	0.1	28.7	—	30.5
Additions	1.3	4.9	119.8	7.0	133.0
Disposals	—	(0.1)	(2.3)	—	(2.4)

At June 30, 2001	29.9	80.5	481.5	7.0	598.9
Additions	8.0	3.0	75.8	27.9	114.7
Disposals	—	(0.2)	(7.9)	—	(8.1)
Transfers	—	—	5.0	(5.0)	—

At June 30, 2002	37.9	83.3	554.4	29.9	705.5

Depreciation At June 30, 2000	4.0	36.1	172.8	—	212.9
Charge	1.0	3.7	66.4	—	71.1
Disposals	—	(0.1)	(0.4)	—	(0.5)

At June 30, 2001	5.0	39.7	238.8	—	283.5
Charge	1.0	3.7	76.4	—	81.1
Transferred from provisions	—	—	4.5	—	4.5
Disposals	—	(0.1)	(6.5)	—	(6.6)

At June 30, 2002	6.0	43.3	313.2	—	362.5

Net book value At June 30, 2000	22.9	39.5	162.5	—	224.9

At June 30, 2001	24.9	40.8	242.7	7.0	315.4

At June 30, 2002	31.9	40.0	241.2	29.9	343.0

Included in freehold land and buildings are assets held under finance leases with a net book value of £6.7 million (2001: £7.0 million). The cost of these assets was £8.6 million (2001: £8.6 million) and the accumulated depreciation was £1.9 million (2001: £1.6 million). Depreciation charged during the year on such assets was £0.3 million (2001: £0.3 million; 2000: £0.3 million).

Included in equipment, fixtures and fittings are assets held under finance leases with a net book value of £3.6 million (2001: £3.9 million). The cost of these assets was £4.9 million (2001: £3.9 million) and the accumulated depreciation was £1.3 million (2001: nil). Depreciation of £1.3 million (2001 and 2000: nil) was charged during the year on these assets.

Depreciation was not charged on £9.4 million of land (2001: £6.1 million; 2000: £5.0 million).

14.  Investments in joint ventures

The following are included in the net book value of investments in joint ventures:

	2001	2002
	£m	£m
Joint ventures:
—KirchPayTV	1,142.1	—
—Programming joint ventures	21.6	21.8

Total investments in joint ventures	1,163.7	21.8

The movement in the year was as follows:

	2001	2002
	£m	£m
Cost and funding Beginning of year	345.9	217.9
Loans advanced to joint ventures, net	138.3	11.6
Loans repaid by joint ventures	(1.0)	(4.8)
Release of deferred consideration	(3.6)	—
Disposal of BiB as a joint venture—equity and debentures	(129.8)	—
Disposal of BiB as a joint venture—other loans	(131.9)	—

End of year	217.9	224.7

Transfer to creditors	0.9	1.6

Movement in share of underlying net assets Beginning of year	(192.1)	(195.7)
Share of operating results of joint ventures (see note 5)	(255.7)	(76.7)
Share of joint venture’s exceptional loss on sale of fixed asset investment (see note 4)	(69.5)	—
Share of joint ventures’ interest receivable (see note 6)	3.5	2.0
Share of joint ventures’ interest payable (see note 6)	(27.8)	(4.9)
Share of joint ventures’ tax charges (see note 9)	—	(1.3)
Share of joint ventures’ amounts written off fixed asset investments	(0.5)	—
Disposal of BiB as a joint venture—cumulative losses	282.1	—
Group transition provision utilized	(23.2)	—
Deemed disposals	89.6	—
Exchange adjustments	(2.1)	1.4
Transfer of KirchPayTV to other fixed asset investments	—	70.7

End of year	(195.7)	(204.5)

Goodwill Beginning of year	1,358.0	1,140.6
Amortization	(101.1)	(98.5)
Amounts provided, net (see note 4)	—	(971.4)
Deemed disposals	(110.3)	—
Acquisition costs adjusted	(6.0)	—
Transfer of KirchPayTV to other fixed asset investments	—	(70.7)

End of year	1,140.6	—

Net book value Beginning of year	1,512.3	1,163.7

End of year	1,163.7	21.8

The investment in joint ventures excludes cumulative losses of £1.6 million (2001: £0.9 million), which represent losses in excess of the funding provided. The related obligation is recorded within creditors.

KirchPayTV

As at December 31, 2001, the Directors believed that the Group’s investment in KirchPayTV was impaired. The ongoing losses experienced by KirchPayTV, the Group’s concerns over the adequacy of funding in place to support KirchPayTV’s business plan and the Group’s evaluation of limited information it had received from KirchPayTV regarding the expected financial effects of certain strategic, operational and management decisions made by KirchPayTV, did not provide the Group with sufficient confidence that the value of KirchPayTV was able to support the carrying value of the Group’s investment in KirchPayTV.

As the Group had the right to exercise a put option in respect of its stake in KirchPayTV, it considered whether the put option could be used to support the carrying value of the Group’s investment in KirchPayTV as at December 31, 2001. The put option was exercisable from October 1, 2002, or earlier in certain circumstances, if no initial public offering of KirchPayTV has occurred before then. On exercise, Taurus Holding (formerly known as Kirch Holding), KirchPayTV’s largest shareholder, would be required to pay EUR 1.3 billion in cash, an amount equal to the cost of acquisition at the time the Group entered into the investment agreement, plus compound interest at 12%.

As at December 31, 2001, the Group was not able to obtain any evidence to its satisfaction that the resources of Taurus Holding would be sufficient to satisfy the put option if exercised. Due to the lack of sufficient information from any source over the realisability of contractual payments specified by the put option, the Directors were unable to determine the amount, if any, likely to be received in the event of exercising the put option.

Given the uncertainties described above, as at December 31, 2001, the Directors considered the most appropriate accounting treatment was to write down the carrying value of its investment in KirchPayTV to nil resulting in an exceptional charge to joint ventures’ goodwill amortization of £984.9 million.

By February 8, 2002, the Group considered that its relationship with KirchPayTV had irrevocably changed and that the Group has not exercised significant influence since that date. Therefore, the Group believed that from February 8, 2002 it was no longer appropriate to account for its interest in KirchPayTV as a joint venture, and ceased accounting for KirchPayTV’s losses using the gross equity method from that date. On February 8, 2002, the Group’s investment in KirchPayTV was transferred to fixed asset investments.

As the Group has no intention of providing any future funding to KirchPayTV, and the Group, on a consolidated basis, continues to have no financial commitments, outstanding financial liabilities or contingent liabilities in respect of KirchPayTV, an amount of £13.5 million was released from the provision against the carrying value of the investment made at December 31, 2001, matching the Group’s share of KirchPayTV’s losses for the period from January 1, 2002 to February 8, 2002.

On May 8, 2002, KirchPayTV filed for insolvency. KirchPayTV management had informed the Group that Taurus Holding, was unable to continue to make funding support available to KirchPayTV and none of the other existing shareholders, banks or new investors were willing to provide funding to KirchPayTV to avoid an insolvency filing.

On May 13, 2002, the Group exercised its put option to transfer the Group’s 22% equity interest in KirchPayTV to Taurus Holding. Taurus Holding rejected the exercise of the put as it did not consider that the conditions for exercising the put had occurred. However, based on the information available to the Group, the Group continues to believe the put option was exercisable at that time. On June 12, 2002 Taurus Holding filed for insolvency. The Group continues to monitor the situation carefully insofar as it relates to its interest in KirchPayTV and its put option to Taurus Holding and will continue to take such action, from time to time, as it considers appropriate in order to seek to realise value from the put option, recognising that Taurus Holding may oppose such action in the future. The Group continues to believe that, unless the liquidity issues of Taurus Holding are adequately resolved, it is unlikely to receive a significant amount, if any amount, in respect of the put option.

The following information is given in respect of the Group’s share of all joint ventures:

	2000	2001(i)	2002(ii)
	£m	£m	£m
Turnover	87.7	224.1	139.2
Fixed assets	381.7	139.7	3.6
Current assets	285.5	130.8	85.1
Liabilities due within one year	(439.6)	(124.2)	(66.0)
Liabilities due after more than one year	(73.8)	(124.1)	(2.5)

(i)	This includes the Group’s share of BiB’s turnover up until BiB was consolidated as a subsidiary from May 9, 2001.

(ii)	This includes the Group’s 22% share of KirchPayTV’s turnover up until it ceased to be treated as a joint venture on February 8, 2002.

	Group’s share of KirchPayTV (as adjusted) Period to 31 March 2000	Group’s share of KirchPayTV (as adjusted) Year to 31 March 2001	Group’s share of KirchPayTV (as adjusted) April 1, 2001 to November 8, 2001
	£m	£m	£m
Turnover	20.8	117.4	66.5

Operating loss	(11.0)	(116.0)	(70.0)
Loss on sale of fixed asset investment (see Note 4)	(14.0)	(69.5)	—
Net interest payable	(4.4)	(9.7)	(3.6)

Loss before taxation	(29.4)	(195.2)	(73.6)
Taxation	(0.3)	—	—

Loss after taxation	(29.7)	(195.2)	(73.6)

Fixed assets	362.5	135.5	—

Current assets	189.6	67.9	—

Liabilities due within one year	(362.9)	(110.8)	—

Liabilities due after more than one Year	(63.4)	(91.1)	—

As KirchPayTV ceased to be treated as a joint venture from February 8, 2002, no joint venture balance sheet disclosure has been provided for 2002.

In the absence to date of KirchPayTV results for the period from July 1, 2001 to February 8, 2002, the results for a similar period, the period from April 1, 2001 to November 8, 2001, have been used. In June 2001, due to the absence of results for KirchPayTV for the year from July 1, 2000 to June 30, 2001, the results for a similar period, the year to March 31, 2001, were used. The 2000 results were adjusted to include the loss from the sale by KirchPayTV, on June 7, 2000, of 20 million of its holding of BSkyB shares. Consequently this loss has been excluded from the 2001 results.

The results for the two-week period ended January 15, 2000 and the two-week period ended April 15, 2000, are not materially different from any two-week period within the results for the period to March 31, 2000, before adjustments.

15.  Other fixed asset investments

Principal Group investments

The investments of the Group which principally affect the consolidated results and net assets of the Group are as follows:

Name	Country of incorporation/ operation	Description and proportion of shares held (%)	Principal activity
Subsidiaries: Direct holdings

British Sky Broadcasting Limited	England and Wales	10,000,002 Ordinary Shares of £1 each (100%)	The transmission of the Group’s English language satellite television broadcasting services

Sky Television Limited	England and Wales	13,376,982 Ordinary Shares of £1 each (100%)	Holding company

Sports Internet Group Limited(formerly Skysports.com Limited and Sports Internet Group Plc)	England and Wales	38,247,184 Ordinary Shares of 5p each (100%)	Providing sports content, statistics, gaming and e-commerce services

British Interactive Broadcasting Holdings Limited(i)	England and Wales	651,960 Ordinary Shares of £1 each (100%)	The transmission of interactive services

Subsidiaries: Indirect holdings

Sky Subscribers Services Limited	England and Wales	2 Ordinary Shares of £1 each (100%)	Providing ancillary functions supporting the satellite television broadcasting operations of the Group

Sky In-Home Service Limited	England and Wales	1,176,000 Ordinary Shares of £1 each and 400,000 Deferred Shares of £1 each (100%)	The supply, installation and maintenance of satellite television receiving equipment

Sky Ventures Limited	England and Wales	912 Ordinary Shares of £1 each (100%)	Holding company for joint ventures

British Sky Broadcasting SA	Luxembourg	12,500 Ordinary Shares of £12 each (100%)	Digital satellite transponder leasing company

Sky New Media Ventures plc	England and Wales	12,500 Ordinary Shares of £1 each (100%)	Holding company for new media investments

Joint ventures

Nickelodeon UK	England and Wales	104 B Shares of £0.01 each (50%)	The transmission of children’s television services

The History Channel (UK)	England and Wales	50,000 A shares of £1 each (50%)	The transmission of history and biography television services

Paramount UK(ii)	England and Wales	Partnership interest (25%)	The transmission of a general entertainment comedy channel

Australian News Channel Pty Limited	Australia	1 Ordinary Share of AUS$1 (33.33%)	The transmission of a 24-hour news channel

Granada Sky Broadcasting Limited(iii)	England and Wales	800 B Shares of £1 each (80%)	The transmission of general entertainment channels

MUTV	England and Wales	100 B Shares of £1 each(33.33%)	The transmission of Manchester United football channel

National Geographic Channel(iv)	England and Wales	Partnership interest (50%)	The transmission of a natural history channel

Music Choice Europe plc (formerly Music Choice Europe Limited)	England and Wales	44,001,120 A Shares of £1 each (35.95%)	The transmission of audio music channels

Attheraces plc	England and Wales	1,000 Ordinary Shares of £1 each (33.33%)	The transmission of a horse racing service and related on-line activities.

Notes

(i)	80.1% directly held by British Sky Broadcasting Group plc and 19.9% held by British Sky Broadcasting Limited.

(ii)	The registered address of Paramount UK is 15-18 Rathbone Place, London W1P 1DF.

(iii)	The economic interest held in Granada Sky Broadcasting Limited is 49.5%.

(iv)	The registered address of National Geographic Channel is Grant Way, Isleworth, Middlesex TW7 5QD.

Other fixed asset investments

The following are included in the net book value of other fixed asset investments:

	2001	2002
	£m	£m
Investment in own shares(a)	19.1	42.2
Other investments(b)	123.1	64.9

	142.2	107.1

(a)  Investment in own shares

The movements in the years were as follows:

	2001		2002
	Number of Ordinary Shares	£m	Number of Ordinary Shares	£m
At beginning of year	4,842,687	27.5	3,354,512	19.1
Share options exercised during the year	(1,488,175)	(8.4)	(654,875)	(3.8)
Shares purchased during the year	—	—	3,900,000	26.9

At end of year	3,354,512	19.1	6,599,637	42.2

During the year, the Trustees of the Group’s ESOP as authorised by the Board, purchased 3.9 million of the Company’s Ordinary Shares in the open market, funded by a loan from the Company. These shares will be utilized, together with shares already held by the ESOP, to satisfy the exercise of employee share options and share awards under the Group’s LTIP and KCP.

As at June 30, 2002, the ESOP held 6.6 million Ordinary Shares in the Company (2001: 3.35 million) at an average value of £6.39 per share (2001: £5.68 per share). The 0.7 million Ordinary Shares utilized during the year relate to the grants of shares under the KCP (in fiscal 2001 the 1.5 million Ordinary Shares utilized during the year relate to the exercise of options under the LTIP and the grant of shares under the KCP).

The cost to the Group of the LTIP and KCP shares hedged by the ESOP is accrued over the relevant vesting periods of these schemes. An amount of £19.3 million is included within accruals (2001: £9.8 million).

The market value of shares held by the ESOP as at June 30, 2002 was £41.5 million (2001: £22.9 million), and the nominal value was £3.3 million (2001: £1.7 million).

(b)  Other investments

	2001	2002
	£m	£m
Cost
Beginning of year	120.8	161.2
Additions	40.4	3.2
Previously classified as a joint venture	—	971.4
Disposals	—	(15.9)

End of year	161.2	1,119.9

Provision
Beginning of year	—	38.1
Previously classified as a joint venture	—	971.4
Disposals	—	(14.5)
Provided during the year	38.1	60.0

End of year	38.1	1,055.0

Net book value
Beginning of year	120.8	123.1

End of year	123.1	64.9

2002

On July 2, 2001, the Group disposed of its unlisted investment in Static 2358 Limited for total consideration of £3.7 million comprising a mixture of cash and shares in Open TV. The Group made a profit on disposal of £2.3 million. The investment in Open TV shares is included as an addition to other investments in the period.

At December 31, 2001, the Group made a provision against its minority equity investments in football clubs, leading to a non-cash exceptional charge of £60.0 million.

On February 26, 2002, the Group sold its listed investment in Gameplay plc for total consideration of £0.03 million, realizing a profit on disposal of £0.03 million. The Group’s investment in Gameplay plc was held at cost of £12.3 million less provision of £12.3 million. These amounts were written back upon disposal of the Group’s investment in Gameplay plc.

On June 7, 2002, the Group disposed of its listed investment in Toyzone plc following the liquidation of this entity. The Group’s investment in Toyzone plc was held at cost of £2.2 million less provision of £2.2 million. These amounts were written-back upon disposal of the Group’s investment in Toyzone plc.

The Group’s investment in KirchPayTV was treated as a joint venture until February 8, 2002, after which date the Group considered that it was no longer able to exercise significant influence over KirchPayTV. The investment is now treated as a fixed asset investment and was transferred from “Investments in joint ventures” to “Other investments” on February 8, 2002 at a net book value of nil. Further details on the Group’s investment in KirchPayTV are given in note 14.

2001

On March 3, 2000, the Group entered into arrangements with Chelsea Village Plc (“Chelsea Village”) to subscribe for ordinary and preference shares in Chelsea Village and to become its exclusive media agent, for total consideration of £40.0 million. Of the £40.0 million consideration, £15.0 million was paid during the prior year and the remaining £25.0 million was paid on completion on July 14, 2000. Shares acquired in Chelsea Village represent 9.9% of its enlarged share capital.

At December 31, 2000, £24.5 million was provided against minority investments in new media companies. An additional £15.5 million was provided against these investments at March 31, 2001. This brought the carrying value of the Group’s investment in new media companies to nil. At June 30, 2001, the provision was reduced by £1.4 million to reflect the post year end disposal of the Group’s investment in Static 2358 Limited (see note 4).

Further analysis of listed investments is shown below:

	2001	2002
	£m	£m
Listed investments included above(i)	106.2	49.4
Aggregate market value at end of year	51.9	40.1

(i)	Including investments traded on OFEX.

No tax liability would arise on the sale of these listed investments at the market value shown above as no gains would arise.

16.  Stocks

	2001	2002
	£m	£m
Television program rights	364.6	367.3
Set-top boxes and related equipment	55.4	42.2
Raw materials and consumables	4.1	4.7

	424.1	414.2

At least 77% (2001: 71%) of the existing television program rights at June 30, 2002 will be amortized within one year.

17.  Debtors

	2001	2002
	£m	£m
Debtors: Amounts falling due within one year
Trade debtors	231.7	177.5
Amounts owed by joint ventures (see note 27)	11.2	15.2
Amounts owed by other related parties (see note 27)	1.9	1.0
Other debtors	29.0	8.5
Prepaid program rights	51.4	80.5
Prepaid transponder rentals	25.1	15.5
Advanced corporation tax	—	18.2
Deferred tax assets (see note 18)	68.9	13.9
Prepaid media rights	3.0	3.7
Other prepayments and accrued income	71.2	66.9

	493.4	400.9

Debtors: Amounts falling due after more than one year
Prepaid program rights	78.2	38.6
Prepaid transponder rentals	61.8	55.6
Advance corporation tax	85.3	67.1
Deferred tax (see note 18)	75.0	24.9
Prepaid media rights	11.9	12.8
Other prepayments and accrued income	12.4	8.0

	324.6	207.0

Trade debtors are shown net of certain provisions. The movement in these provisions is as follows:

Provisions
£m
As at July 1, 2000	(31.9)

Utilized during fiscal 2001	3.9
Provided during fiscal 2001	(19.1)

As at July 1, 2001	(47.1)
Utilized during fiscal 2002	1.5
Provided during fiscal 2002	(15.8)

As at June 30, 2002	(61.4)

18.  Deferred tax asset

	2001	2002
	£m	£m
Included within debtors due within one year:
—tax losses carried forward	68.9	11.7
—accelerated capital allowances	—	2.2

	68.9	13.9

Included within debtors due after more than one year:
—accelerated capital allowances	6.3	24.9
—tax losses carried forward	63.2	—
—other	5.5	—

	75.0	24.9

	143.9	38.8

Deferred tax asset
Beginning of year	168.0	143.9
Charge in the profit and loss account during the year (see note 9)	(24.1)	(105.1)

End of year	143.9	38.8

The deferred tax asset of £38.8 million recognized at June 30, 2002 (June 30, 2001: £143.9 million) arose principally as a result of losses and certain exceptional items booked in 1999 and 2000 which were associated with the launch of digital television and the termination of analog operations.

Following the impairment charge made in respect of the Group’s investment in KirchPayTV (see note 14), there is insufficient evidence to support the recognition of part of the deferred tax asset previously recognized. During the year £83.3 million was written off the asset as an exceptional item, although the Directors ultimately expect this amount to be recovered in full (see note 4 (f)).

Given recent and forecast trading, the Directors are of the opinion that the level of profits in the foreseeable future is more likely than not to be sufficient to recognize the remaining deferred tax asset.

19.    Creditors: Amounts falling due within one year

	2001	2002
	£m	£m
Short-term borrowings
Obligations under finance leases	2.1	1.5

	2.1	1.5

Other
Trade creditors	457.4	311.1
Amounts due to related parties (see note 27)	18.3	20.4
UK corporation tax	4.7	4.7
VAT	62.3	86.2
Social security and PAYE	6.2	7.0
Other creditors	8.4	42.0
Accruals and deferred income	431.3	432.5
Government grants	0.1	—

	988.7	903.9

	990.8	905.4

Included within trade creditors are £243.6 million (2001: £291.9 million) of US dollar-denominated programme creditors. At least 90% (2001: 90%) of these were covered by forward rate currency contracts (see note 25).

20.    Creditors: Amounts falling due after more than one year

	2001	2002
	£m	£m
Long-term borrowings
£750 million RCF(a)	690.0	500.0
£300 million RCF(a)	—	—
US$650 million of 8.200% Guaranteed Notes repayable in 2009(b)	412.5	412.5
£100 million of 7.750% Guaranteed Notes repayable in 2009(b)	100.0	100.0
US$600 million of 6.875% Guaranteed Notes repayable in 2009(b)	367.2	367.2
US$300 million of 7.300% Guaranteed Notes repayable in 2006(b)	189.2	189.2
Obligations under finance leases	8.9	7.8
Other borrowings	0.2	0.2

	1,768.0	1,576.9

Other
Accruals and deferred income	13.1	15.2
Government grants	0.8	0.8

	13.9	16.0

	1,781.9	1,592.9

(a)    RCFs

The £750 million RCF is repayable in full on June 29, 2004 and bears interest at rates between 0.50% and 1.40% per annum above LIBOR, depending on the Group’s credit rating. £500.0 million was drawn on this facility at June 30, 2002. The £300 million facility is repayable in full on June 29, 2004 and bears interest at rates between 0.50% and 1.75% per annum above LIBOR, depending on the Group’s credit rating. There were no drawings on this facility at June 30, 2002.

For a core £300 million of borrowings under the £750 million RCF, the Group’s exposure to LIBOR has been removed via an interest rate swap transaction, which fixes the rate at 6.415% (excluding the margin described above). This arrangement expires in January 2003.

Both the credit facilities contain a change of control provision, the effect of which is that the facility may become due and payable in the event that (except for News Corporation and Vivendi Universal SA (which acquired Pathé, a founding shareholder of the Company) or any member of their respective groups) any person or nominee of such person, together with any “connected person” or “persons acting in concert” (if any) (each as defined under applicable English law or regulation) becomes a holder of more than 30% in aggregate of the voting rights of the Company. The key financial covenants tested within the credit facilities are the ratio of our annualized earnings before interest, taxes, depreciation and amortization (“EBITDA”) to our net interest payable, and the ratio of our senior debt to our annualized EBITDA. Each of these are tested at the end of our six monthly accounting periods; the ratio of senior debt to annualised EBITDA is also tested on draw down or rollover of drawn amounts. We must currently maintain our ratios as follows:

— annualized EBITDA to net interest payable must be at least 3:1; and

— senior debt to annualized EBITDA must be no more than 4:1.

The covenants provided for the exclusion from the financial ratio calculations of specified subscriber acquisition costs until June 2002. In April 2002 we secured an amendment to the RCFs allowing us to continue to exclude from the financial ratio calculations the specified subscriber acquisition costs up to an agreed maximum until the maturity of the RCFs in June 2004.

The covenants provide for the exclusion from the ratio calculations of specified hardware-related subscriber acquisition costs. EBITDA is calculated as operating profit before depreciation and amortization of goodwill and intangible assets.

(b)    Guaranteed Notes

In July 1999, the Group issued in the US public debt market US$650 million and £100 million 10-year global Regulation S/144A bonds, which are SEC registered. The US$650 million Notes carry a coupon of 8.200% payable semi-annually and are repayable on July 15, 2009. The dollar proceeds were swapped into sterling at a fixed rate of 7.653% payable semi-annually. The £100 million Notes carry a fixed coupon of 7.750% payable annually and are repayable on July 9, 2009.

In February 1999, the Group issued, in the US public debt market, US$600 million of 6.875% Guaranteed Notes repayable on February 23, 2009. The proceeds were swapped into sterling at a fixed rate of 8.200% payable semi-annually.

In October 1996, the Group issued, in the US public debt market, US$300 million of 7.300% Guaranteed Notes repayable on October 15, 2006. The proceeds were swapped into sterling, half of which carries a fixed rate of interest of 8.384% payable semi-annually for the full 10 years, and the remainder of which was fixed at 7.940% per annum for five years until April 15, 2002, thereafter floating at 0.62% above the six month LIBOR rate. A further swap transaction was entered into on January 16, 2002 to fix this remaining exposure from April 15, 2002, for the remainder of the life of the bond, at a rate of 6.130% payable semi-annually.

Long-term borrowings falling due after more than one year (apart from obligations under finance leases) matures as follows:

	Year ending June 30,
	2004	2007	2009	2010
£750 million and £300 million RCFs	500.0	—	—	—
US$650 million of 8.200% Guaranteed Notes repayable in 2009	—	—	—	412.5
£100 million of 7.750% Guaranteed Notes repayable in 2009	—	—	—	100.0
US$600 million of 6.875% Guaranteed Notes repayable in 2009	—	—	367.2	—
US$300 million of 7.300% Guaranteed Notes repayable in 2006	—	189.2	—	—
Other borrowings	—	—	—	0.2

	500.0	189.2	367.2	512.7

Obligations falling due after more than one year under finance leases are payable as follows:

2002
£m
Amounts repayable in the year ended June 30:
2004	0.4
2005	0.2
2006	0.3
2007	0.3
After five years	6.6

7.8

2001
£m
Amounts repayable in the year ended June 30:
2003	1.2
2004	0.2
2005	0.3
2006	0.3
After five years	6.9

8.9

Obligations under finance leases represent amounts drawn down in connection with the Customer Management Centre in Dunfermline and various IT assets. Repayments of £0.8 million (2001: £0.8 million) were made against the Customer Management Centre lease and repayments of £2.4 million (2001: £1.0 million) were made against the IT asset leases. A proportion of these payments has been allocated to the capital amount outstanding. The Customer Management Centre leases and the IT assets leases bear interest at rates of 8.5% and 0% respectively.

21.    Derivatives and other financial instruments

Treasury policy and risk management

The Group’s treasury function is responsible for raising finance for the Group’s operations, together with managing foreign exchange, interest rate and counterparty risks. Treasury operations are conducted within a framework of policies and guidelines authorized and reviewed by both the Audit Committee and the Board, who receive regular updates of treasury activity. Derivative instruments are transacted for risk management purposes only. It is the Group’s policy that all hedging is to cover known risks and that no trading in financial instruments is undertaken.

Regular and frequent reporting to management is required for all transactions and exposures and the internal control environment is subject to periodic review by the Group’s Internal Audit and Risk Management function. The amount of cash placed with any one institution is restricted to ensure counterparty risks are minimized.

The Group’s principal market risks are changes in interest rates and currency exchange rates, which arise both from the Group’s sources of finance and from its operations. Following evaluation of those positions, the Group selectively enters into derivative financial instruments to manage these exposures. Interest rate swaps are used to hedge interest rate risks, forward rate agreements to hedge transactional currency exposures and cross-currency interest rate swaps to hedge exposures on long-term foreign currency debt.

Interest rate management

        The Group has financial exposures to both sterling and US dollar interest rates, arising primarily from bank borrowings and long-term bonds. These exposures are managed by borrowing at fixed and variable rates of interest and by using interest rate swaps to manage exposure to interest rate fluctuations. The principal method of hedging interest rate risk is to enter into cross-currency swap arrangements, the effects of which are to fix the Group’s sterling interest costs at certain rates. The majority of these arrangements relate to the Group’s dollar denominated debt and provide for the exchange, at specified intervals, of fixed-rate amounts of dollars in return for fixed-rate amounts of sterling. All of the Group’s debt exposure is denominated in sterling after cross-currency swaps are taken into account; however, at June 30, 2002, the split of aggregate net borrowings in its core currencies was US dollar 62% and sterling 38%. The Group also enters into sterling interest rate swap arrangements that provide for the exchange at specified intervals of the difference between fixed rates and variable rates calculated by reference to an agreed notional sterling amount.

It is the Group’s policy to have an appropriate mixture of fixed and floating rates and for foreign exchange transactions to be restricted to fixed price instruments. At June 30, 2002, 87% of the Group’s borrowings were at fixed rates after taking account of interest rate swaps (June 30, 2001: 78%). The fair value of swaps held as at June 30, 2002 was approximately £60.2 million (June 30, 2001: £91.8 million). To ensure continuity of funding, the Group’s policy is to ensure that borrowings mature over a period of years. At June 30, 2002, 56% of the Group’s borrowings were due to mature in more than five years (June 30, 2001: 61%).

Currency exchange rates

The Group’s revenues are substantially denominated in pounds sterling, although a significant proportion of operating costs are denominated in US dollars. In the year to June 30, 2002, 15% of operating costs (£393.0 million) were denominated in US dollars (June 30, 2001: 17% (£365 million)). These costs relate mainly to the Group’s long-term programming contracts with US suppliers.

The Group currently manages its US dollar/pound sterling exchange risk exposure by the purchase of forward foreign exchange agreements for up to 18 months ahead, which substantially hedge the Group’s future foreign exchange liabilities in that period.

The Group also incurs costs in euros relating mainly to certain transponder rentals. From January 1, 2000, revenues from the Group’s Irish customers have provided a natural and growing offset for a portion of these costs, to the extent that small euro surpluses are now generated each month.

All US dollar-denominated forward rate agreements entered into by us are in respect of firm commitments that exceed the value of such agreements and instruments. It is the Group’s policy to hedge in excess of 90% of dollar denominated expenses for a period of up to 18 months forward. At June 30, 2002, the Group had outstanding commitments to purchase in aggregate US$920 million at average rates of exchange of US$1.3856 to £1.00. Although these financial instruments can mitigate the effect of short-term fluctuations in exchange rates, there can be no effective or complete hedge against long-term currency fluctuations.

As permitted by FRS 13, short-term debtors and creditors have been excluded from the FRS 13 disclosures, other than the currency risks disclosures.

Interest rate risks

After taking into account interest rate swaps and forward foreign currency contracts entered into by the Group, the interest rate profile of the Group’s financial liabilities was:

	2001			2002
	Fixed	Floating	Total	Fixed	Floating	Total
£m	1,379.9	390.2	1,770.1	1,378.2	200.2	1,578.4
Weighted average interest rate	7.6%	6.3%	7.3%	7.7%	5.4%	7.4%
Weighted average period for which the rate is fixed (years)	5.8	n/a	n/a	5.1	n/a	n/a
Weighted average term (years)	6.5	3.0	5.7	5.5	2.0	5.0

Further details of interest rates on long-term borrowings are given in note 20.

In addition, cash at bank and in hand of £50.3 million (2001: £223.6 million) consists mainly of sterling deposits, in bank accounts or on money markets at call. At June 30, 2002, £0.5 million (2001: £70.0 million) relates to sterling time deposits which expire within 14 days of year end (average interest rate of 3.75%). The remaining sterling cash deposits comprise deposits placed on the money market at three-day rates and in sterling currency accounts.

Currency risks

The table below shows the Group’s currency exposures after hedging that give rise to the net currency gains and losses recognized in the profit and loss account. Such exposures comprise the net monetary assets and liabilities of the Group that are not denominated in the functional currency of the operating unit involved and principally consist of cash deposits, trade debtors and trade creditors.

	Net foreign currency monetary assets (£m)
	2001			2002
	USD	euros	Total	USD	euros	Total
Functional currency of Group operating unit
Sterling	4.4	17.0	21.4	1.5	7.4	8.9

As at June 30, 2002 and June 30, 2001, the Group also held open various currency forward contracts that the Group had taken out to hedge expected future foreign currency commitments (see note 25).

Liquidity risks

The profile of the Group’s financial liabilities, other than short-term creditors, is shown in note 20. The Group’s undrawn committed bank facilities, subject to covenants, were as follows:

	2001	2002
	£m	£m
Expiring between one and two years	—	550.0
Expiring in more than two years	360.0	—

Total	360.0	550.0

Fair values

Set out below is a comparison by category of the book values and the estimated fair values of the Group’s financial assets and financial liabilities, and associated derivative financial instruments as at June 30, 2002 and June 30, 2001:

	2001		2002
	Book value	Fair value	Book value	Fair value
	£m	£m	£m	£m
Primary financial instruments held or issued to finance the Group’s operations
Bank borrowings	(690.2)	(690.2)	(500.2)	(500.2)
Quoted bond debt	(1,068.9)	(1,148.8)	(1,068.9)	(1,067.8)
Finance leases	(11.0)	(11.0)	(9.3)	(9.3)
Cash deposits	223.6	223.6	50.3	50.3
Derivative financial instruments held to manage the interest rate and currency profile
Combined interest and exchange rate swaps	—	91.8	—	60.2
Forward foreign currency contracts	—	(1.8)	—	(50.3)

The fair values of quoted bond debt are based on period-end mid-market quoted prices. The fair values of other borrowings are estimated by discounting the future cash flows to net present value. The fair values of derivative financial instruments are estimated by calculating the difference between the contracted rates and the appropriate market rates prevailing at the period ends.

In addition to the financial instruments in the above fair value table, the Group had holdings in the equity share capital of other listed investments at June 30, 2002 and June 30, 2001. See note 15 for disclosure of their book and fair values.

The difference between book value and fair value reflects unrealized gains or losses inherent in the instrument, based on valuations as at June 30, 2002 and June 30, 2001. The volatile nature of the markets means that values at any subsequent date could be significantly different from the values reported above.

Hedges

The Group’s policy is to hedge the following exposures:

— interest rate risk, using interest rate swaps

— transactional currency exposures, using forward foreign currency contracts

— exposures on long-term foreign currency debt

Gains and losses on instruments used for hedging are not recognized until the hedged position is recognized. Unrecognized gains and losses on instruments used for hedging, and the movements therein, are as follows:

	2001			2002
	Gains	Losses	Total net (losses) gains	Gains	Losses	Total net (losses) gains
	£m	£m	£m	£m	£m	£m
Unrecognized gains and losses at the start of the year	45.3	(21.5)	23.8	113.7	(23.7)	90.0
Gains and losses arising in previous years that were recognized in the year	(17.4)	1.1	(16.3)	(13.1)	4.0	(9.1)

Gains and losses arising before the start of the year that were not recognized in the year	27.9	(20.4)	7.5	100.6	(19.7)	80.9
Gains and losses arising in the year that were not recognized in the year	85.8	(3.3)	82.5	(26.8)	(44.2)	(71.0)

Unrecognized gains and losses on hedges at the end of the year	113.7	(23.7)	90.0	73.8	(63.9)	9.9

Of which:
Gains and losses expected to be recognized in the next year	25.7	(4.0)	21.7	0.1	(37.7)	(37.6)

Gains and losses expected to be recognized after the next year	88.0	(19.7)	68.3	73.7	(26.2)	47.5

22.    Provisions for liabilities and charges

	Analog termination provision(a)	Transition provision(b)	Sky In-Home Service Limited reorganisation provision(c)	Sky Interactive reorganisation provision(d)	Provision for closure of Sky Pictures(e)	Total
	£m	£m	£m	£m	£m	£m
As at June 30, 2000	30.7	192.9	1.9	—	—	225.5
Charged to profit and loss account	—	—	—	12.1	0.3	12.4
Subsidiary acquired	—	—	—	3.4	—	3.4
Utilized in year	(22.5)	(174.3)	(1.5)	—	—	(198.3)

As at June 30, 2001	8.2	18.6	0.4	15.5	0.3	43.0
Utilized in year	(4.1)	(18.6)	(0.2)	(7.1)	(0.3)	(30.3)
Released in year	(4.1)	—	—	—	—	(4.1)
Transferred to fixed assets	—	—	—	(4.5)	—	(4.5)
As at June 30, 2002	—	—	0.2	3.9	—	4.1

(a)
The analog termination provision principally comprised the cost of early termination of analog transponder leases and various other costs incurred in terminating the Group’s analog operation. £4.1 million of the provision was utilized during the year (2001: £22.5 million). The remaining £4.1 million of provision was released during the year as an operating exceptional item.

(b)
The remaining transition provision utilized during the year of £18.6 million (2001: £174.3 million) is net of £2.2 million (2001: £21.2 million) of installation income received from subscribers. The transition provision comprised the cost of the set-top box, installation costs, Sky Interactive set-top box subsidy costs and various other costs incurred in enabling a subscriber to use the digital service, less any upfront income received from the subscriber.

(c)	The remaining Sky In-Home Service Limited reorganization provision principally comprises the costs of onerous lease contracts and is expected to be utilized by June 2005.

(d)
The Sky Interactive reorganization provision related to costs associated with the reorganization and consolidation of all interactive and online activities within the division “Sky Interactive” (see note 4). The remaining provision principally comprises the cost of onerous contracts and is expected to be utilized by June 2009.

(e)	The Sky Pictures provision principally comprised the cost of a reduction in headcount.

23.    Called-up share capital

	2001	2002
	£m	£m
Authorized
3,000,000,000 Ordinary Shares of 50p	1,500.0	1,500.0

Allotted, called-up and fully paid — equity
Ordinary Shares — 1,893,428,580 (2001: 1,888,793,111) of 50p	944.4	946.7

Allotted during the year	Number
Allotted and fully-paid up at start of year	1,888,793,111
Options exercised under the Executive Share Option Scheme at between £2.560 and £6.385	2,485,046
Options exercised under the Sharesave Scheme at between £2.050 and £4.620	597,298
Options exercised under the LTIP	1,383,750
Shares issued in respect of the acquisition of WAP TV (see note 24)	169,375

Allotted and fully paid up at end of year	1,893,428,580

Movements in share capital in the year ended June 30, 2002 are described in note 24.

Share option schemes

Total options in existence at June 30, 2002 are as follows:

Scheme	Number of Ordinary Shares
Approved and Unapproved Executive Share Options(a)	32,522,881
Sharesave Scheme Options(b)	3,113,822
LTIP Options(c)	6,043,875
KCP(d)	1,165,000

42,845,578

(a)  Approved and Unapproved Executive Share Options

Options in existence at June 30, 2002 under the Executive Schemes are shown in the table below:

Date of grant	Number of Ordinary Shares	Option price	Exercisable from
		£
8-Dec-94	180,595	2.560	8-Dec-97
15-May-97	266,078	5.675	15-May-00
10-Jun-97	15,061	5.975	10-Jun-00
18-Aug-97	6,864	4.370	18-Aug-00
18-Aug-97	21,809	4.420	18-Aug-00
14-Nov-97	7,308	4.105	14-Nov-00
14-Nov-97	36,253	4.030	14-Nov-00
4-Feb-98	8,298	3.615	4-Feb-01
1-Dec-98	4,110,819	5.010	1-Dec-01
7-May-99	1,147	0.500	7-May-02
7-May-99	4,589	4.350	7-May-02
12-Aug-99	600,000	5.830	12-Aug-02
18-Oct-99	123,120	0.980	18-Oct-02
29-Oct-99	4,771,902	6.385	29-Oct-02
1-Nov-99	214,231	6.535	1-Nov-02
22-Nov-99	107,775	6.495	22-Nov-02
1-Mar-00	31,222	16.270	1-Mar-03
5-Apr-00	41,517	13.970	5-Apr-03
12-May-00	32,355	12.980	12-May-03
22-May-00	21,842	10.530	22-May-03
23-May-00	126,529	9.800	23-May-03
12-Jun-00	34,993	11.430	12-Jun-03
30-Jun-00	100,931	12.880	30-Jun-03
26-Jul-00	46,077	12.370	26-Jul-03
30-Aug-00	282,446	11.400	30-Aug-03
23-Nov-00	5,886,786	9.900	23-Nov-01
1-Dec-00	4,234,000	9.840	1-Dec-03
4-Jan-01	59,534	10.750	4-Jan-02
26-Feb-01	114,919	9.340	26-Feb-02
6-Mar-01	92,416	9.290	6-Mar-02
14-Mar-01	121,289	8.950	14-Mar-02
21-May-01	74,644	7.190	21-May-02
4-Jun-01	94,480	7.165	4-Jun-02
26-Jul-01	184,815	7.080	26-Jul-02
6-Nov-01	9,672,276	7.940	6-Nov-02
13-Nov-01	26,668	8.360	13-Nov-02
4-Jan-02	88,057	7.890	4-Jan-03
14-Feb-02	12,479	7.005	14-Feb-03
26-Feb-02	20,343	6.850	26-Feb-03
14-May-02	32,689	6.820	14-May-03
5-Jun-02	600,000	7.350	5-Jun-03
28-Jun-02	13,725	6.180	28-Jun-03

	32,522,881

The Group operates both an Approved and an Unapproved Executive Share Option Scheme (“the Executive Option Schemes”).

        Under the Executive Schemes, options have been normally only exercisable after the expiry of three years from the date of grant and lapse if not exercised within 10 years. Options are only exercisable if the pre-determined performance target of real growth in the Group’s earnings per share over any three-year period during the life of the option is achieved. This performance target was subsequently amended as the launch of the free set-top box offer impacted upon the growth in earnings per share. Accordingly, in determining the extent to which the options granted in 1998 became exercisable, the Remuneration Committee took into account the costs in connection with the development and launch of digital television. For options granted after October 29, 1999, the Group introduced the Alternative Performance Target which makes the exercise of options conditional on the achievement of certain commercial measures, including subscriber growth and profit-based targets.

The Group follows a policy of granting options to employees by reference to a multiple of salary. This is then subject to approval by the department heads who may recommend that the person receives an additional allocation dependent upon performance. The Group intends to continue with this policy and any recommendations that will result in an employee receiving a one-off grant of share options over four times salary (irrespective of their level of salary) will require the approval of the Remuneration Committee. Options granted after November 2000 may be exercised over a phased period of years, provided that, in normal circumstances, no part of an option will be capable of exercise earlier than one year from the date of grant. Options granted during the year become capable of exercise over a period of four years, with 25% vesting annually commencing on the first anniversary of the grant for exercise by a participant.

(b)  Sharesave Scheme Options

Options in existence at June 30, 2002 under the Sharesave Scheme are shown in the table below:

Date of grant	Number of Ordinary Shares	Option price	Exercisable from
		£
8-Dec-94	7,037	2.050	1-Mar-02
25-Oct-95	42,215	3.020	1-Feb-03
2-Nov-96	11,940	4.620	1-Jan-02
2-Nov-96	19,641	4.620	1-Jan-04
27-Oct-97	110,158	3.720	1-Jan-03
27-Oct-97	31,270	3.720	1-Jan-05
28-Sep-98	79,754	3.780	1-Dec-01
28-Sep-98	175,798	3.780	1-Dec-03
28-Sep-98	103,401	3.780	1-Dec-05
18-Oct-99	386,568	4.620	1-Jan-03
18-Oct-99	183,943	4.620	1-Jan-05
18-Oct-99	63,306	4.620	1-Jan-07
3-Oct-00	340,076	9.710	1-Jan-04
3-Oct-00	153,137	9.710	1-Jan-06
3-Oct-00	41,216	9.710	1-Jan-08
28-Sep-01	983,244	6.110	1-Jan-05
28-Sep-01	291,982	6.110	1-Jan-07
28-Sep-01	89,136	6.110	1-Jan-09

	3,113,822

The Group operates a Sharesave Scheme (“the Sharesave Scheme”).

The Sharesave Scheme is open to all employees, including Executive Directors. Options are normally exercisable after either three, five or seven years from the date of grant. The price at which options are offered is not less than 80% of the middle-market price on the dealing day immediately preceding the date of invitation. It is the Group’s policy to make an invitation for the employees to participate in the scheme following the announcement of the end of year results.

(c)  LTIP Options

Options in existence at June 30, 2002 under the LTIP are shown in the table below:

Date of grant	Number of Ordinary Shares	Option price	Exercisable from
		£
3-Nov-00	1,532,250	10.040	3-Nov-02
3-Nov-00	1,532,250	10.040	3-Nov-03
21-Nov-01	1,489,686	8.300	31-Jul-03
21-Nov-01	1,489,689	8.300	31-Jul-04

	6,043,875

The Group operates a Long Term Incentive Plan (“LTIP”) for Executive Directors and senior executives. An award under the LTIP comprises a Core Award and a Performance Award. The Core Award vests, dependent on continued service with the Group for a specified period. The Performance Award vests, in full or in part, dependent on the satisfaction of certain performance targets. Awards are not transferable or pensionable and are made over a specified number of shares in BSkyB, determined by the Remuneration Committee. Awards may be in a variety of forms with equivalent values. Awards are made on an annual basis, in line with the Combined Code’s recommendation on phased grants.

The performance targets selected for the Awards made to date have been based on a combination of business measures derived from the Group’s business plan, and the Group’s relative total shareholder return performance against a range of comparable companies in the UK and international media and telecommunications sectors.

(d)  KCP Options

Options in existence at June 30, 2002 under the KCP are shown in the table below:

Date of grant	Number of Ordinary Shares	Option price	Exercisable from
		£
21-Nov-01	567,500	8.300	31-Jul-02
21-Nov-01	567,500	8.300	31-Jul-03
4-Mar-02	15,000	7.175	31-Jul-02
4-Mar-02	15,000	7.175	31-Jul-03

	1,165,000

24.  Reconciliation of movement in shareholders’ funds

Movement in shareholders’ funds includes all movements in reserves.

	Share capital	Share premium	Shares to be issued	Merger reserve	Profit and Loss account	Total equity shareholders’ funds (deficit)
	£m	£m	£m	£m	£m	£m
As at July 1, 1999	863.0	703.0	—	—	(2,114.2)	(548.2)
Issue of share capital	49.9	1,514.6	—	—	(18.1)	1,546.4
Share issue costs	—	(7.7)	—	—	—	(7.7)
Loss for the financial year	—	—	—	—	(197.7)	(197.7)
Translation differences on foreign currency net investment	—	—	—	—	4.1	4.1

As at July 1, 2000	912.9	2,209.9	—	—	(2,325.9)	796.9
Issue of share capital	31.5	171.2	—	378.1	(9.1)	571.7
Shares to be issued	—	—	256.9	—	—	256.9
Share issue costs	—	(3.5)	—	—	—	(3.5)
Loss for the financial year	—	—	—	—	(538.6)	(538.6)
Net loss on deemed disposals	—	—	—	—	(20.7)	(20.7)
Transfer from merger reserve	—	—	—	(37.3)	37.3	—
Translation differences on foreign currency net investment	—	—	—	—	(2.1)	(2.1)

As at July 1, 2001	944.4	2,377.6	256.9	340.8	(2,859.1)	1,060.6
Issue of share capital	2.3	34.0	(1.1)	—	(13.5)	21.7
Share issue costs	—	(1.8)	—	—	—	(1.8)
Loss for the financial year	—	—	—	—	(1,382.6)	(1,382.6)
Transfer from merger reserve	—	—	—	(74.1)	74.1	—
Translation differences on foreign currency net investment	—	—	—	—	1.4	1.4

As at June 30, 2002	946.7	2,409.8	255.8	266.7	(4,179.7)	(300.7)

As at June 30, 2002, the cumulative goodwill written off directly to reserves amounted to £523.8 million (2001: £523.8 million).

During the year the Company issued shares with a market value of £35.2 million (2001: £15.6 million) in respect of the exercise of options awarded under various share option plans, with £14.3 million (2001: £6.5 million) received from employees.

The Company has no distributable reserves (2001: £164.0 million).

2002

In June 2002, the Company issued 169,375 new BSkyB Ordinary Shares, which were used to satisfy part of the contingent consideration in respect of the acquisition of the remaining 5% minority interest in WAP TV Limited in May 2001. A further 338,755 new BSkyB Ordinary Shares are expected to be issued in September 2003 to satisfy the remaining contingent consideration.

During 2002, £35.6 million relating to the amortization of BiB goodwill and £38.5 million relating to the amortization of SIG goodwill was transferred from the Group merger reserve to the Group profit and loss account reserve.

2001

During 2001, a Group merger reserve was created in relation to 21.6 million shares issued during the period as consideration for the acquisition of 100% of SIG and in relation to 19.1 million shares issued during the period as part consideration for the acquisition of the remaining 19.9% of BiB.

In May and June 2001, the Company issued a total of 39,674,765 shares with a total value of £290.9 million, which were used as consideration in respect of the acquisition of the remaining 67.5% interest in BiB. A further £253.2 million of deferred consideration may be issued as shares or loan notes and is included in shareholders’ funds within shares to be issued, since our Board has determined that there is no genuine commercial possibility that loan notes will be issued.

In May 2001, the Company issued 169,375 shares which were used as consideration in respect of the acquisition of the remaining 5% minority interest in WAP TV Limited. A further 169,375 and 338,755 new BSkyB Ordinary Shares comprised the contingent consideration of £3.7 million, to be issued on June 30, 2002 and 30 September 2003 respectively.

25.  Guarantees, contingencies and other financial commitments

(a)  Future expenditure

	2001	2002
	£m	£m
Contracted for but not provided for in the accounts —set-top boxes and related equipment	110.0	126.9
—television program rights(i)	2,839.1	2,165.6
—capital expenditure	17.3	5.9

	2,966.4	2,298.4

(i)
Of the commitments for television program rights, some £1,005 million (2001: £1,147 million) relates to commitments which are payable in US dollars and are for periods of up to seven years. At June 30, 2002 the US dollar commitments have been translated at the year end rate of US$1.5347 : £1 (2001: US$1.4041 : £1), except for US$585 million (2001: US$462m) covered by forward rate contracts or other hedging instruments, where the average forward or hedged rate of US$1.3856 : £1 (2001: US$1.4281 : £1) has been used.

According to the terms of certain of the movie program rights contracts, the minimum contracted amount is subject to price escalation clauses. The extent of the escalation, and hence of the commitments, is dependent both upon the number of subscribers to the relevant movie channel and upon the audience achieved on US theatrical release. If subscriber numbers were to remain at June 30, 2002 levels, the commitment in respect of subscriber escalation would be some £251 million (US$386 million) (2001: £377 million (US$529 million)), and would be in addition to the figures shown above. Certain contracts may be extended at the licensor’s option.

At June 30, 2002, the Group had outstanding forward rate contract commitments to purchase in aggregate US$920 million (2001: US$885 million) at an average rate of US$1.3856 : £1 (2001: US$1.4281 : £1).

(b)  Contingent liabilities

The Group has contingent liabilities by virtue of its investments in unlimited companies, or partnerships, which include Nickelodeon UK, The History Channel (UK), Paramount UK, QVC and National Geographic Channel UK.

The Directors do not expect any material loss to arise from the above contingent liabilities.

(c)  Guarantees

Two of the Group’s subsidiary undertakings, British Sky Broadcasting Limited and Sky Subscribers Services Limited, have given joint and several guarantees in respect of the Company’s obligations under £300 million and £750 million revolving credit facilities and the $650 million, $600 million, $300 million and £100 million Guaranteed Notes (see note 20).

(d)  Contingent consideration

BiB

A further 67.5% of the issued share capital of BiB was acquired on May 9, 2001 and June 28, 2001, increasing the Group’s interest to 100%. If the valuation of BiB, based on agreed criteria, is £3 billion or greater, either at January 2003 or July 2003, an estimated further £75 million, £56 million and £122 million will be payable to HSBC, Matsushita and BT respectively through the issue of new BSkyB Ordinary Shares or loan notes. Due to the degree of uncertainty, these amounts have not been recognized.

WAP TV

On May 29, 2001 the Group acquired the 5% minority interest in WAP TV Limited for a total consideration of £5.0 million. The consideration comprised 169,375 new BSkyB Ordinary Shares issued on May 29, 2001, contingent consideration which was satisfied by the issue of a further 169,375 new BSkyB Ordinary Shares on June 30, 2002, and contingent consideration which will be satisfied by the issue of 338,755 new BSkyB Ordinary Shares on September 30, 2003. The contingent consideration is contingent upon the vendors remaining continuously in the employment of a member of the Group from completion until the date the deferred consideration is due. The remaining contingent consideration has been recognized as it is considered probable that these criteria will be fulfilled.

(e)  Lease and similar commitments

The minimum annual rentals under these arrangements are as follows:

	Property	Transponder computer and technical equipment	Total
	£m	£m	£m
June 30, 2002
Operating leases and similar arrangements which expire:
—within one year	0.8	0.5	1.3
—within two to five years	0.9	14.6	15.5
—after five years	9.2	43.1	52.3

	10.9	58.2	69.1

June 30, 2001
Operating leases and similar arrangements which expire:
—within one year	0.3	4.7	5.0
—within two to five years	2.5	3.8	6.3
—after five years	8.6	66.5	75.1

	11.4	75.0	86.4

The Group leases certain land and buildings on short-term and long-term leases. The rents payable under these leases are subject to renegotiation at various intervals specified in the leases. In addition the Group has agreements for the use of transponders on the Astra and Eutelsat satellites.

At June 30, 2002, the Group had no forward rate contracts to purchase euros. At June 30, 2001 the Group had forward rate contracts to purchase euros 43 million, covering certain commitments in relation to transponder rental costs, at average rates of euros 1.6175 : £1.

Summarized below as at June 30, 2002, are the minimum lease payments for non-cancelable operating leases and similar arrangements.

Operating leases and similar arrangements
£m
Year ended June 30:
2003	69.1
2004	68.2
2005	74.2
2006	72.2
2007	68.2
After five years	164.5

516.4

Payments made under non-cancelable operating leases and similar arrangements in the year ended June 30, 2002, totaled £8.2 million (2001: £7.2 million; 2000: £6.8 million) in respect of property and £76.4 million (2001: £112.2 million; 2000: £111.8 million) in respect of transponders, computer and technical equipment.

Summarized below as at June 30, 2002, are the minimum sub-lease rentals to be received under non-cancellable operating subleases.

Sub-leases
£m
Year ended June 30:
2003	20.2
2004	16.8
2005	12.5
2006	8.2
2007	6.6
After five years	15.0

79.3

26.  Regulatory update

Office of Fair Trading (“OFT”)

The OFT announced its current investigation of the Group on January 11, 2000. The investigation initially commenced under the Fair Trading Act 1973.

On December 5, 2000, the OFT indicated that it wished to continue its inquiry under the Competition Act, and on December 17, 2001, the OFT announced that it had issued a Rule 14 Notice to the Group and proposed to make a decision that the Group had behaved anti-competitively, infringing UK competition law. The Group maintained that it had not infringed the Competition Act and welcomed the opportunity to put its case to the OFT.

On January 18, 2002, the Group informed the cable companies and ITV Digital that it was modifying its wholesale prices for its premium channels to be consistent with the OFT’s new position on wholesale pricing set out in its Rule 14 Notice. The effect of these new wholesale prices has been broadly neutral on the Group’s wholesale revenue. These prices were modified further with effect from July 1, 2002, again for consistency with the OFT’s position. The effect of these new wholesale prices is expected to be broadly neutral on the Group’s wholesale revenue. Both of these sets of modifications addressed, but in no way implied acceptance of, the allegations made by the OFT against the Group in its Rule 14 Notice.

In April and May 2002, the Group submitted written and oral representations to the OFT on its Rule 14 Notice. Since then, the Group has responded to further requests from the OFT for information. The Group is presently awaiting the OFT’s response to the Group’s written and oral representations on the Rule 14 Notice and to the further information the Group has provided. An adverse decision would be appealable to the Competition Commission Appeal Tribunal.((1))

EC investigation

The European Commission is currently investigating certain agreements, decisions or practices leading to the acquisition of broadcasting rights to football events within the EEA, including the sale of exclusive broadcast rights to Premier League football by The Football Association Premier League Limited (“FAPL”). It is too early to assess whether the investigation will have any impact on the Group’s current agreements for FAPL rights, which were notified to the European Commission on June 21, 2002 seeking either a clearance or exemption from Article 81 of the EC Treaty. The FAPL has also notified the rules of the FAPL to the European Commission.((1))

Ireland

The Group is currently not regulated by the Irish national telecommunication regulatory authority, the Office of the Director of Telecommunication Regulation (“ODTR”).The services offered by the Group fall under the jurisdiction of Oftel and the ITC in the UK. On August 16, 2002 the ODTR published a consultation document in respect of the implementation, in Ireland, of a package of new directives concerning the electronic communications sector adopted by the European Union in April 2002. It is possible, depending on how they are implemented, that the ODTR may seek to regulate the Group’s Irish operations. In addition, the Government of Ireland has indicated it may introduce a list of designated events (pursuant to the Broadcasting (Major Events Television Coverage) Act 1999) in respect of television coverage in Ireland of certain events of major importance to Irish society. The Irish Cabinet adopted such a list of events on October 15, 2002, and is expected to present it to the Parliament shortly thereafter. It is                          (1) Where a company infringes the Competition Act 1998 through abusing a dominant position it may be fined up to 10% of its total UK turnover for each year it is found to be in breach, up to a maximum of three years. If a company infringes Article 81 of the EC Treaty, it may be fined up to 10% of total annual group worldwide turnover. In addition, third parties may be entitled to seek damages where they have suffered loss as a result of an infringement of UK or EC competition law.

(1) Where a company infringes the Competition Act 1998 through abusing a dominant position it may be fined up to 10% of its total UK turnover for each year it is found to be in breach, up to a maximum of three years. If a company infringes Article 81 of the EC Treaty, it may be fined up to 10% of total annual group worldwide turnover. In addition, third parties may be entitled to seek damages where they have suffered loss as a result of an infringement of UK or EC competition law.
too early to say what impact this legislation (following the introduction of the list) may have on our business in Ireland.

27.  Transactions with related parties and major shareholders

(a)  Transactions with major shareholders

News Corporation, through its subsidiaries, issued Exchangeable Trust Originated Preferred Securities (“Exchangeable TOPrS”), Trust Originated Preferred Securities (“TOPrS”) and warrants in November 1996. The warrants may ultimately enable their holders to purchase our ordinary shares or American Depositary Shares (“ADSs”) representing our ordinary shares, from News America Incorporated (“News America”), a subsidiary of News Corporation.

News Corporation has entered into an agreement with the Group pursuant to which it has been agreed that, for so long as News Corporation directly or indirectly holds an interest of 30% or more in us, News Corporation will not engage in the business of satellite broadcasting in the UK or Ireland.

As far as is known to the Group, there are no arrangements the operation of which may at a subsequent date result in a change of control of the Company.

The Company and Group conduct business transactions on a normal commercial basis with, and receive a number of services from, shareholder companies or members of their groups and associated undertakings.

A number of transactions are conducted with members of the News Corporation Group. These companies include 20th Century Fox, NDS Group plc (“NDS”), Broadsystems Ventures Limited (“BVL”), Fox Kids Europe Limited (acquired by Walt Disney Corporation in October 2001), STAR Television Group (“STAR”) and Asia Today Limited (formerly Zee TV Limited) with which the Group has significant contracts.

20th Century Fox supplied programming with a total value of £55.9 million in the year (2001: £44.8 million), the majority of which is supplied under arrangements extending to December 2004, with a variable annual value dependent on the number of films supplied.

The Group is party to two agreements with NDS, an affiliate of Holdco. One agreement is for analog (VideoCrypt) and runs through to June 2004, the other is for digital (VideoGuard) and runs through to September 2010 (extendable to September 2013). These grant to the Group the rights to use and authorize others to use NDS smartcards in the UK and Ireland. The amount paid or accrued by the Group to NDS for smart cards and encryption services for fiscal 2002 was £44.5 million (2001: £46.1 million; 2000: £50.0 million). The arrangements with NDS are comparable to those which the Group believes it could obtain from unaffiliated third parties. Fees are payable to NDS in connection with the use of VideoCrypt and VideoGuard by third parties licensed by the Group.

The Group has a number of contracts with NDS for the supply of digital equipment, of which £5.1 million (2000: nil; 2000: £5.7 million) was paid during the year.

BVL supplied telephony services with a value of £2.0 million during the year (2001: £2.2 million). The Group also earned £1.0 million (2001: nil) from BVL in respect of telephony services.

The Group purchased sports rights from subsidiaries of the News Corporation Group for £3.4 million during the year (2001: £3.0 million).

During the year £2.2 million (2001: £2.4 million) was earned from Fox Kids Europe Limited and Asia Today Limited for the provision of transponder capacity and subscriber and support services respectively. Carriage fees of £10.0 million (2001: £9.3 million) were paid for the supply of Fox Kids, a children’s television channel, pursuant to an agreement with Fox Kids Europe Properties SARL and Fox Kids Europe Limited.

During the year £0.9 million (2001: £0.4 million) was earned from STAR for the provision of transponder capacity, and carriage fees of £1.2 million (2001: £0.3 million) were paid to STAR for the supply of programming.

Certain other related party transactions are entered into with shareholders, also in the normal course of business. These include the purchase of advertising in media owned by shareholders of £4.9 million (2001: £5.8 million), digital transponder and uplink revenues received totalling £0.4 million (2001: £0.2 million), programming related fees received of £0.2 million (2001: £0.9 million), rent paid on premises of £0.4 million (2001: £0.4 million) and £1.1 million (2001: £1.8 million) earned by the Group for the sale of airtime to shareholders.

Balances payable to members of The News Corporation Group, a major shareholder, analysed by activity:

	2001	2002
	£m	£m
Programming	10.8	18.2
Encryption services	5.8	2.2
Other	1.7	—

	18.3	20.4

Balances receivable from members of The News Corporation Group, a major shareholder, analysed by activity:

	2001	2002
	£m	£m
Transponders	0.9	0.4
Other	1.0	0.6

	1.9	1.0

In November 1996, News Corporation, through subsidiaries, issued Exchangeable TOPrS, in a private placement to certain institutions. The Exchangeable TOPrS are exchangeable for certain other securities of subsidiaries of News Corporation, including warrants entitling the holders to purchase the Company’s ordinary shares, or ADSs representing the Company’s ordinary shares, from News America. The aggregate number of the Company’s ordinary shares subject to such warrants is 90,098,598. Upon the exercise of a warrant, News America has the right to elect to pay the holder in cash, in ordinary shares or ADSs, or any combination thereof. The warrants are redeemable at the option of News America, on or after November 12, 2001, and expire on November 12, 2016. News Corporation and News America have agreed to indemnify the Group and our directors, officers, agents and employees against certain liabilities arising out of or in connection with the TOPrS.

In July 1999, Vivendi S.A. merged with Pathé and acquired its then 12.68% direct stake and 11.80% indirect stake in us, through BSB Holdings Limited.

Between December 22, 2000, and October 3, 2001, shares of the combined stake were sold, leaving the direct stake, then registered to Vivendi Universal S.A., at 11.22% and the indirect stake at 10.78%. On October 6, 2001, 21.20% of the combined stake was transferred to Deutsche Bank AG (“Deutsche”) in an equity swap. Deutsche announced it ceased to be interested in the shares on May 21, 2002.

Accordingly, both Vivendi Universal S.A. and Deutsche fall under the US GAAP definition of “principal owners” during the three years ended June 30, 2002, and transactions with these parties are disclosed as related party transactions under US GAAP.

During fiscal 2002, the Group supplied Vivendi Group (“Vivendi”) companies with programming of a total value of £1.3 million (2001: £1.4 million; 2000: £0.4 million). The Group purchased programming rights from Vivendi of £52.2 million (2001: £27.1 million, 2000: £3.3 million). As at June 30, 2002, the Group owed Vivendi £19.4 million (2001: £0.2 million; 2000: nil) in respect of programming and was owed £0.1 million (2001: nil; 2000: nil) in respect of programming.

As at June 30, 2002, Deutsche had loaned the Group £24.0 million under the £750 million RCF. The accrued interest charge on these amounts was £0.6 million at June 30, 2002.

(b)  Transactions with joint ventures

All transactions with joint ventures are in the normal course of business.

	2001	2002
	£m	£m
Revenue	25.9	23.0
Operating costs	43.4	53.9

Revenues are primarily generated from the provision of transponder capacity, marketing and support services together with commissions receivable. Operating costs represents fees payable for channel carriage.

	2001	2002
	£m	£m
Funding to joint ventures (see note 14)	217.9	224.7
Amounts owed by joint ventures (see note 17)	11.2	15.2

There were no transactions in the normal course of business with KirchPayTV, a significant joint venture until February 8, 2002 (2001 and 2000: none).

Prior to the acquisition completion on May 9, 2001, a number of transactions were conducted with BiB. During the period from July 1, 2000 to May 9, 2001 (“the period”) £16.6 million (2000: £28.1 million) was earned from BiB for the provision of transponder capacity and customer management services. Debenture interest of £6.6 million (2000: £3.2 million) and uncommitted loan interest of £3.4 million (2000: nil) was earned from BiB during the period from July 1, 2000 to May 9, 2001.

During fiscal 2001 BiB offered customers acquiring digital set-top boxes and dishes the benefit of an interactive discount if the customer agreed to enter into an interactive discount contract with BiB for a minimum period of 12 months. The interactive discount reduced the price of the set-top box and dish to new and transition customers. Interactive discounts payable by BiB for the period were £113.2 million (2000: £236.7 million).

(c)  Other transactions with related parties

Elisabeth Murdoch is the daughter of a Director of the Company, Rupert Murdoch, and owns 64% of the ordinary share capital of Shine Entertainment Limited. During 2001, the Group acquired 3,400 ordinary shares (4% of the ordinary share capital) in Shine Entertainment Limited at an initial cost of £0.5 million as part of a production agreement to December 31, 2003. The Group also has an option over a further 3,400 Ordinary Shares if the production agreement is extended for a further two years. During the year the Group incurred development and production costs for television under this agreement of £1.3 million (2001: £0.3 million). As at June 30, 2002 there were no outstanding amounts due to or from Shine Entertainment Limited (2001: nil).

John Thornton is a Non-Executive Director of BSkyB Group plc and is also President and Co-Chief Operating Officer of the Goldman Sachs Group Inc. and a member of their Board of Directors. In fiscal 2000, fees and expenses totalling £6.6 million were payable to the Goldman Sachs Group Inc. relating to advisory fees on the acquisition of 24% of KirchPayTV, advisory fees on the Sports Internet Group offer and underwriting and selling commissions relating to share issues. Following the incorporation of Goldman Sachs, John Thornton ceased to have a partnership interest.

Allan Leighton is one of BSkyB Group plc’s Non-Executive Directors and is also Deputy Chairman of Leeds United plc. The Group has a 9.1% equity interest in Leeds United plc and has been appointed the exclusive commercial and media agent for certain commercial and audiovisual rights available for exploitation by such company or its affiliates.

In addition to the foregoing, we have engaged in a number of transactions in the ordinary course of our business, all of which have been transacted on an arms length basis with companies of which some of our Directors are also directors.

28.  Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles

(i)  Differences giving rise to accounting adjustments

The Group’s accounts are prepared in accordance with GAAP applicable in the UK, which differ in certain significant respects from those applicable in the US.

The following is a summary of the approximate effects on operating profit (loss), net income (loss), shareholders’ funds (deficit) and on certain other balance sheet items if US GAAP were to be applied instead of UK GAAP. A translation of amounts for the year ended June 30, 2002 from pounds sterling to US dollars at £1: $1.5347 (the noon buying rate in New York on June 28, 2002) has been included solely for the convenience of the reader.

	Year Ended June 30,			Convenience translation
	2000	2001	2002	2002
	£m	£m	£m	$m
	(except per share data)
Operating (loss) profit:
Operating (loss) profit under UK GAAP	(20)	93	55	84
Adjustments:
Amortization of goodwill—subsidiary(1)	(12)	(14)	(27)	(41)
Transition provision(3)	(213)	(151)	(19)	(29)
Employee stock based compensation(4)	(2)	(15)	(14)	(21)
Derivative accounting(5)	—	(22)	14	21
Capitalized interest(6)	—	—	(2)	(3)
Provision for loss on disposal of subsidiary(9)	—	(10)	—	—
Fixed asset investments(10)	—	(59)	(37)	(58)

Operating loss before cumulative effect of a change in accounting principle	(247)	(178)	(30)	(47)
Cumulative effect on prior years (to June 30, 2000) of implementation of SFAS 133(5)	—	2	—	—

Operating loss under US GAAP	(247)	(176)	(30)	(47)

Net Income:
Loss after tax (“net loss”) under UK GAAP	(198)	(539)	(1,383)	(2,122)
Adjustments:
Amortization of goodwill—subsidiary(1)	(12)	(14)	(27)	(41)
Amortization and impairment of goodwill—joint venture(1)	5	30	358	549
Transition provision(3)	(213)	(174)	(19)	(29)
Employee stock based compensation(4)	(2)	(15)	(14)	(21)
Derivative accounting(5)	—	(22)	14	21
Capitalized interest(6)	(2)	(1)	—	—
Deferred taxation on US GAAP adjustments(7)	64	59	—	—
Deferred taxation(7)	(7)	—	—	—
Provision for loss on disposal of subsidiary(9)	—	—	(10)	(15)
Amounts (written off) written back to fixed asset investments(10)	—	(20)	20	30
Share of joint venture’s loss on sale of investment(11)	14	69	—	—
Share of results of joint ventures(14)	—	—	14	21

Net loss before cumulative effect of a change in accounting principle	(351)	(627)	(1,047)	(1,607)
Cumulative effect on prior years (to June 30, 2000) of implementation of SFAS 133(5)	—	2	—	—

Net loss under US GAAP	(351)	(625)	(1,047)	(1,607)

Basic and fully diluted loss per share under US GAAP (before cumulative effect of accounting change)(8)	(20.1p )	(33.9p )	(55.5p )	(85.2c )

Basic and fully diluted loss per share under US GAAP (after cumulative effect of accounting change)(8)	(20.1p )	(33.8p )	(55.5p )	(85.2c )

Loss per ADS under US GAAP (before cumulative effect of accounting change)(8)	(120.6p )	(203.4p )	(333.0p )	(511.2c )

Loss per ADS under US GAAP (after cumulative effect of accounting change)(8)	(120.6p )	(202.8p )	(333.0p )	(511.2c )

	As at June 30,			Convenience translation
	2000	2001	2002	2002
	£m	£m	£m	$m
Shareholders’ funds (deficit):
Capital and reserves under UK GAAP	797	1,061	(301)	(462)
Adjustments:
Goodwill—subsidiary(1)	331	441	400	614
Goodwill—joint venture(1)	(392)	(354)	26	39
ESOP(2)	(28)	(19)	(42)	(64)
Transition provision(3)	193	19	—	—
Employee stock based compensation(4)	9	10	26	39
Derivative accounting(5)	—	(20)	(6)	(9)
Capitalized interest(6)	9	8	8	12
Deferred taxation(7)	(49)	10	10	15
Fixed asset investments(10)	23	(53)	(9)	(14)
Share of joint venture’s interest in own shares(11)	(212)	—	—	—
Deferred consideration(13)	—	(253)	(253)	(388)

Shareholders’ funds (deficit) under US GAAP	681	850	(141)	(218)

Total assets:
Under UK GAAP	3,280	3,877	2,201	3,378
Adjustments:
Goodwill—subsidiary(1)	331	441	400	614
Goodwill—joint venture(1)	(392)	(354)	26	39
ESOP(2)	(28)	(19)	(42)	(64)
Derivative accounting(5)	—	136	74	114
Capitalized interest(6)	9	8	8	12
Deferred taxation(7)	(49)	10	10	15
Fixed asset investments(10)	23	(53)	(9)	(14)
Share of joint venture’s interest in own shares(11)	(212)	—	—	—
Installation costs(12)	98	163	185	284

Under US GAAP	3,060	4,209	2,853	4,378

Total liabilities:
Under UK GAAP	(2,483)	(2,816)	(2,502)	(3,840)
Adjustments:
Transition provision(3)	193	19	—	—
Employee stock based compensation(4)	9	10	26	39
Derivative accounting(5)	—	(156)	(80)	(123)
Installation revenues(12)	(98)	(163)	(185)	(284)
Deferred consideration(13)	—	(253)	(253)	(388)

Under US GAAP	(2,379)	(3,359)	(2,994)	(4,596)

Notes

(1)  Goodwill

Under UK GAAP prior to July 1, 1998, goodwill arising on acquisitions was eliminated against reserves. From July 1, 1998, the UK Financial Reporting Standard (“FRS”) 10 “Goodwill and intangible assets” required future goodwill to be capitalized, although, as permitted by FRS 10, goodwill previously written off has not been restated on the balance sheet. On disposal or closure of a previously acquired business, any goodwill previously written off to reserves will be included in calculating the profit or loss on disposal. Where capitalized goodwill is regarded as having a limited useful economic life, FRS 10 provides that, the cost is amortized on a straight-line basis over that life, of up to 20 years. Impairment reviews, as required by FRS 11 “Impairment of fixed assets and goodwill”, are carried out to ensure that goodwill is not carried at above the recoverable amount. Any amortization or impairment write-downs are charged to the profit and loss account.

Under US GAAP, goodwill is recognized in the balance sheet and amortized by charges against income over its useful life, which is not to exceed 40 years. The Group considered various factors in determining its amortization period, including competitive, legal, regulatory and other factors. As required by APB No. 17, the Group limited its amortization period to the specified maximum life of 40 years. Any amortization or impairment write-downs are also charged to the profit and loss account.

For US GAAP purposes, goodwill has been accounted for at amortized cost, less provision for impairment. Whenever events or changes in circumstances indicate that current net book value may not be recoverable, the net book value is compared to the undiscounted net cash flows estimated to be generated by such goodwill. When these undiscounted cash flows are less than net book value, a provision for impairment is recorded to write down the net book value of the goodwill to the value in use by reference to discounted net future cash flows. From fiscal 2003 no further amortization will be charged on existing or future goodwill and annual impairment reviews will be performed, following the adoption of SFAS 142 (see adoption of new standards below).

Under UK GAAP, provisions for impairment may be written back. Under US GAAP the restoration of a previously recognized impairment loss is prohibited. Under UK GAAP, the fair value of consideration is determined as at the date the acquisition becomes unconditional. Under US GAAP the fair value is based on the share price prior to and post the date of agreement and announcement of the acquisition.

The goodwill adjustment relates to the acquisition of Sky Television Limited (“Sky”), the acquisition of an additional 9.5% economic interest in Granada Sky Broadcasting, the acquisition of a 24% interest in KirchPayTV on April 14, 2000, the acquisition of the remaining 67.5% interest in BiB, 47.6% on May 9, 2001 and 19.9% on June 28, 2001, the acquisition of 5% of WAP TV (see (4) below) and the write-back (under UK GAAP) of a provision for loss on disposal of Surrey Sports (see (9) below).

Sky and Granada Sky Broadcasting

The goodwill of £491 million arising on the acquisition of Sky on November 3, 1990 (reduced by £20 million for the restatement of a shareholder loan to fair value as at the date of acquisition and by £33 million from July 1, 1993, for the SFAS No. 109 treatment of acquisition adjustments) is being amortized under US GAAP on a straight-line basis over 40 years, from November 4, 1990. Goodwill arising on the acquisition of Granada Sky Broadcasting in March 1998 of £32 million is being amortized over a 20 year period from July 1, 1998.

BiB

Goodwill arising on the acquisition of the Group’s 67.5% interest in BiB was £542 million under UK GAAP (after fair value adjustments), based on the fair value of the Group’s shares on May 9, 2001, for the acquisition of the 47.6% interest and June 28, 2001, for the acquisition of the remaining 19.9% interest. Under US GAAP, the goodwill arising was £664 million (after fair value adjustments), based on the fair value of the Group’s shares on July 17, 2000 for the acquisition of the 47.6% interest and May 14, 2001 for the acquisition of the remaining 19.9%. The goodwill is being amortized on a straight-line basis over seven years from the dates of acquisition.

KirchPayTV

Goodwill arising on the acquisition of the Group’s interest in KirchPayTV was £1,252 million under UK GAAP, based on the fair value of the Group’s shares as at April 14, 2000, and £858 million under US GAAP, based on the fair value of the Group’s shares as at December 3, 1999. All such amounts are stated net of a deemed disposal of a 1.97% interest which arose in August and September 2000. As at December 31, 2001, a provision of £985 million was recorded against KirchPayTV goodwill under UK GAAP following an impairment review under FRS 11, taking the value of the investment to nil. Under US GAAP, the amount written off was £643 million, again taking the value of the investment to nil. Under UK GAAP £13.5 million of the provision was subsequently released to match the recognition of KirchPayTV losses from January 1, 2002 to February 8, 2002 from which date no further losses were recognized under UK GAAP. Under US GAAP no such release was made as no further losses were recognized after December 31, 2001, under US GAAP. At June 30, 2002, the net book value of our investment in KirchPayTV was nil under both UK and US GAAP.

From acquisition until April 1, 2001, KirchPayTV goodwill was amortized over a period of 20 years under both UK and US GAAP. From April 1, 2001 it was considered appropriate to revise KirchPayTV’s useful economic life from 20 to seven years, and so until December 31, 2001, the goodwill was amortized over a period of seven years under both UK and US GAAP. Following the impairment review reducing the carrying value of the investment to nil at December 31, 2001, there has been no further amortization of KirchPayTV goodwill under US GAAP.

Under UK GAAP, goodwill arising on acquisition of the KirchPayTV joint venture is treated as a sterling denominated balance, calculated at the historical exchange rate when the transaction was completed, and is therefore not retranslated at the period end. Under US GAAP, this goodwill has been treated as a Deutschmark denominated balance and has been retranslated at the period end with the foreign exchange gain of £9 million (fiscal 2001: gain of £24 million) being recognized in shareholders’ funds. Following the impairment review, the goodwill balance has not been retranslated since December 31, 2001.

(2)  Employee Share Ownership Plan (“ESOP”)

As at June 30, 2002, the ESOP held some 6.6 million (fiscal 2001: 3.4 million) Ordinary Shares of the Company, at an average value of £6.39 per share (fiscal 2001: £5.68 per share). Under US GAAP these are classified within shareholders’ funds rather than within investments under UK GAAP. During the year to June 30, 2002, the ESOP subscribed for a further 0.9 million shares at £7.44, a further 3.0 million shares at £6.71 and utilized 0.7 million shares for the exercise of share options under the BSkyB Key Contributor Plan.

(3)  Transition provision

Under UK GAAP, a provision of £58 million was recognized during fiscal 2000, in addition to a provision of £450 million recognized during fiscal 1999. These provisions were in respect of the net costs of the marketing promotion committed to by the Group, to transition its existing analog subscribers to its digital service. Of the total provision, £19 million was utilized during the period (fiscal 2001: £174 million; fiscal 2000: £271 million). There is no unutilized element of the provision remaining as at June 30, 2002.

Under UK GAAP (namely FRS 12) a provision is recognized when a legal or constructive obligation exists as a result of a past event or action and it is probable that a transfer of economic benefit will be required to settle the obligation. Under EITF 94-3 of US GAAP, a provision should only be recognized when the Company has a legal commitment. Although EITF 94-3 has been superseded by SFAS 146, this standard only applies prospectively to provisions made after December 31, 2002, has not yet been adopted by the Group (see adoption of new standards below) and therefore has no impact on the transition provision.

(4)  Employee stock based compensation

Under UK GAAP, a charge is recorded in the profit and loss account in relation to options for any difference between the market price and exercise price on the date of grant. The charge is allocated on a straight-line basis over the vesting period of the options. Under US GAAP, for performance related options deemed as variable plans under APB 25, compensation expense is measured as the difference between the quoted market price at the date when the number of shares is known (the date the performance conditions are satisfied) and the exercise price; the cost is recognized over the period the employee performs related services. Since the ultimate compensation is unknown until the performance conditions are satisfied, estimates of compensation expense are recorded before the measurement date based on the quoted market price of the common shares at the intervening dates in situations where it is probable that the performance conditions will be attained. For options which will unconditionally vest, deemed as fixed plans under APB No. 25, the excess between the market price and the exercise price on the date of the grant is charged against income over the vesting period of the options.

In accordance with US GAAP, the cost of compensatory stock options is charged against operating income in the profit and loss account and recognized within shareholders’ funds in the balance sheet. The additional US GAAP charge for fiscal 2002 amounts to £15 million (fiscal 2001: £15 million; fiscal 2000: £2 million). The cumulative balance sheet effect in fiscal 2002 amounts to a decrease in UK GAAP accruals of £26 million (fiscal 2001: £10 million; fiscal 2000: £9 million).

Under UK GAAP, National Insurance is accrued over the vesting period of the share options. Under EITF 00-16 of US GAAP, the accrual for National Insurance should be recognized on the date of the event triggering the measurement and payment of tax to the tax authority, the exercise date. The additional US GAAP credit arising for fiscal 2002 amounts to £3 million (fiscal 2001 and 2000: nil).

Contingent payments, in the form of the Company’s shares, to the selling shareholders of WAP TV Limited are linked to their continuing employment within the Group. Under UK GAAP these amounts are included as purchase consideration in calculating goodwill. Under US GAAP, these payments are classified as stock based compensation and as such are recorded within shareholders’ funds and are being amortized over the period of contingency, between 13 and 28 months from the date of acquisition. The US GAAP stock compensation charge for fiscal 2002 amounts to £2 million (fiscal 2001 and 2000: nil).

The US GAAP reconciling adjustments to employee stock based compensation are summarized as follows:

	Year ended June 30,			Convenience translation
	2000	2001	2002	2002
	£m	£m	£m	$m
Operating (loss) profit
Additional US GAAP cost of compensatory stock options	(2)	(15)	(15)	(23)
Reversal of UK GAAP National Insurance cost	—	—	3	5
Additional US GAAP cost of WAP TV stock compensation	—	—	(2)	(3)

	(2)	(15)	(14)	(21)

	Year ended June 30,			Convenience translation
	2000	2001	2002	2002
	£m	£m	£m	$m
Shareholders’ funds
Additional US GAAP cost of compensatory stock options	9	10	22	33
Reversal of UK GAAP National Insurance cost	—	—	3	5
Additional US GAAP cost of WAP TV stock compensation	—	—	1	1
	9	10	26	39

(5)  Derivative accounting

Under UK GAAP, investments or financial derivative instruments accounted for as hedges are structured so as to reduce the market risk associated with the underlying transaction being hedged and are designated as hedges at the inception of the contract. Receipts and payments on interest rate instruments are recognized on an accruals basis, over the life of the instrument. Gains and losses hedging forecast transactional cash flows are recognized in the hedged periods. Under UK GAAP, all derivative contracts have been accounted for on the basis that they are hedging applicable monetary items. Under UK GAAP, commercial activities denominated in foreign currencies are recorded in sterling at actual exchange rates as at the date of the transaction or at the contracted rate if the transaction is covered by a forward foreign exchange contract or other hedging instrument. Monetary assets and liabilities denominated in foreign currencies at the year end are reported at the rates of exchange prevailing at the year end or, if hedged, at the appropriate hedged rate.

Under US GAAP, the Group has applied SFAS No. 133 as of July 1, 2000, but is marking all derivatives to market on the basis that such derivatives have not been sufficiently designated against monetary items to allow the Group to hedge account under SFAS No. 133. As such, all derivative contracts have been recorded in the balance sheet at market value at the year end (with changes in fair value being charged to operating income) and all monetary assets and liabilities have been retranslated at spot rates. The net gain present on the date of adopting this accounting as at July 1, 2000, has been recorded as a cumulative change in accounting principle in the profit and loss account.

(6)  Capitalized interest

Under UK GAAP, the capitalization of interest is not required and the Group expenses interest charges to the profit and loss account in the year in which they are incurred. Under US GAAP, interest charges on funds invested in the construction of major capital assets are capitalized and depreciated over the average life of the assets concerned.

Cumulative capitalized interest on assets under construction as at June 30, 2002 amounted to £8 million (fiscal 2001: £8 million; fiscal 2000: £9 million). During fiscal 2002, interest of £2 million was capitalized, and depreciation of £2 million was charged in respect of assets under construction.

(7)  Deferred taxation

Under UK GAAP, deferred tax is recognized in respect of timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. A net deferred tax asset is regarded as recoverable and therefore recognized only when, on the basis of all available evidence, it is regarded as more likely than not that there will be suitable taxable profits against which to recover carried forward tax losses and from which the future reversal of underlying timing differences can be deducted.

Under US GAAP, deferred tax liabilities related to temporary differences (differences between the carrying value of assets and liabilities and their corresponding tax bases) are fully provided and future taxation benefits are recognized as deferred tax assets to the extent their realization is more likely than not.

Under UK GAAP, as at June 30, 2002, there is a deferred tax asset of £39 million (2001: £144 million; 2000: £168 million), which arose principally as a result of losses and certain exceptional items booked in fiscal 1999 and fiscal 2000 which were associated with the launch of digital television and the termination of analog operations. In addition, under UK GAAP, there is an Advance Corporation Tax (“ACT”) debtor of £85 million (2001: £85 million; 2000: £85 million). Under US GAAP the ACT amount is treated as a deferred tax asset.

Under US GAAP, at June 30, 2002, there is a gross deferred tax asset of £833 million (2001: £330 million; 2000: £205 million); offset by a valuation allowance of £699 million (2001: £90 million; 2000: nil). The net deferred tax asset is comprised as follows:

	Deferred tax 2000	Deferred tax 2001			Deferred tax 2002
	Gross and net asset	Gross asset	Valuation provision	Net asset	Gross asset	Valuation provision(iv)	Net asset
	£m	£m	£m	£m	£m	£m	£m
ACT(i)	85	85	—	85	85	—	85
Future tax depreciation	3	6	—	6	31	(5)	26
Operating losses carried forward(ii)	107	217	(90)	127	225	(202)	23
Fixed asset investments(iii)	—	—	—	—	478	(478)	—
Other timing differences	10	22	—	22	14	(14)	—

	205	330	(90)	240	833	(699)	134

(i)	Fiscal 2000, 2001 and 2002 all include ACT recoverable, under UK and US GAAP, of £14 million in respect of proposed dividends as at June 30, 1999.

(ii)	The losses carried forward are available indefinitely to shelter future taxable profits.

(iii)
In fiscal 2002, the write-down of fixed asset investments, principally KirchPayTV, resulted in a gross deferred tax asset related to capital losses which would arise on disposal of such investments. Such losses can be carried forward with no expiration date.

(iv)
The increase in the valuation provision in fiscal 2002 is as a result of the impairment charge made in respect of the Group’s investments in KirchPayTV at December 31, 2001 and potential capital losses related to KirchPayTV. Included within the June 30, 2002 valuation provision is £61 million recognized in respect of acquired operations. Any reversal in these provisions would be allocated to reduce goodwill.

The US GAAP tax charge (benefit), which wholly relates to UK corporation tax on continuing operations, comprises:

	2001	2002
	%	%
UK corporation tax rate	30.0	30.0
Permanent differences:
—Goodwill—subsidiary	(2.6)	(4.6)
—Goodwill—joint ventures	(3.2)	(2.6)
—Other	(1.6)	(1.0)
Fixed asset investments	—	(20.1)
Charges relating to prior periods	(0.1)	—
Joint venture losses	(15.9)	(2.8)
Valuation provision	(1.3)	(10.2)

US GAAP income tax charge (benefit)	5.3	(11.3)

(8)  Per share data

Loss per share under UK GAAP and US GAAP for the year ended June 30, 2002 is calculated using the weighted average number of Ordinary Shares in issue during the year of 1,887,375,018 (2001: 1,847,057,433; 2000: 1,744,379,069). The weighted average number of shares under UK GAAP and US GAAP excludes Ordinary Shares held by the ESOP.

Loss per ADS has been calculated for each year using the weighted average number of ADRs outstanding on the basis of 1 ADR for 6 Ordinary Shares.

(9)  Provision for loss on disposal of subsidiary

Under UK GAAP, in fiscal 2001 the £10 million provision for the disposal of Surrey Sports was taken below operating profit. Under US GAAP this amount has been reclassified within operating profit. In fiscal 2002, the provision was reversed under UK GAAP. Under US GAAP this reversal is prohibited.

(10)  Fixed asset investments

Under UK GAAP, a fixed asset investment in a publicly traded entity, which is not equity accounted or consolidated on a group basis, is recorded at cost, less any provision for permanent diminution in value. Amounts provided against these investments are charged to the profit and loss account below operating profit.

Under US GAAP, the Group has accounted for these investments as “available for sale” assets and have therefore marked-to-market such investments, with any movements in the carrying values net of tax being taken to other comprehensive income until realized. Market value must be determined by reference to quoted market prices irrespective of the size of the Group’s interest. Provisions for other than temporary impairments are charged to operating profit and the restoration of a previously recognized impairment loss is prohibited. The premium to market value of investments acquired is charged to the profit and loss account.

The US GAAP reconciling adjustments to fixed asset investments, within operating (loss) profit, are summarized as follows:

	Year ended June 30,			Convenience translation
	2000	2001	2002	2002
	£m	£m	£m	$m
Write-down of football club investments(a)	—	(19)	(41)	(63)
Write-down of new media investments(b)	—	(39)	—	—
Other	—	(1)	4	5

	—	(59)	(37)	(58)

(a)
In fiscal 2001, under US GAAP a provision of £19 million was taken against football club investments (no such write-down was taken under UK GAAP). In fiscal 2002 a £60 million provision was taken against football club investments under UK GAAP as an exceptional item below operating (loss) profit. Under US GAAP this was reduced by the £19 million provision taken in fiscal 2001, and was reclassified within operating (loss) profit.

(b)
In fiscal 2001, under UK GAAP, a £39 million provision was taken against new media investments as an exceptional item below operating (loss) profit. Under US GAAP the provision was reclassified within operating (loss) profit.

The US GAAP reconciling adjustments to fixed asset investments, within net income, are summarized as follows:

	Year ended June 30,			Convenience translation
	2000	2001	2002	2002
	£m	£m	£m	$m
Write-down of football club investments	—	(19)	19	29
Other	—	(1)	1	1

	—	(20)	20	30

The US GAAP reconciling adjustments to fixed asset investments, within assets and shareholders funds, are summarized as follows:

	Year ended June 30,			Convenience translation
	2000	2001	2002	2002
	£m	£m	£m	$m
Mark-to-market of football club investments	23	(52)	(7)	(11)
Mark-to-market of new media investments	—	—	(2)	(3)
Other	—	(1)	—	—

	23	(53)	(9)	(14)

(11)  Share of joint venture’s interest in own shares

Under UK GAAP, the Group’s share in KirchPayTV’s loss on the sale of its holding of shares in the Company was recognized in the profit and loss account in fiscal 2001 and fiscal 2000. Under US GAAP, the Group’s share of KirchPayTV’s loss on the sale of its holding of such shares was treated as a capital transaction and taken through equity in fiscal 2001 and fiscal 2000.

Under UK GAAP, as at June 30, 2000, the Group’s share of KirchPayTV’s remaining holding of shares in the Company was shown within investments in joint ventures. Under US GAAP, at June 30, 2000, the Group’s share of KirchPayTV’s holding of shares in the Company was shown within equity.

(12)  Installation revenues and costs

Under UK GAAP, installation revenues are recognized once the installation is complete. Under US GAAP, installation revenues are recognized over the period that a customer is expected to remain a Sky subscriber (fiscal 2002: 9.1 years; fiscal 2001: 9.4 years; fiscal 2000: 9.4 years), which is based on the current churn rate. Installation costs directly attributable to the income deferred are recognized over the same period under US GAAP. Where installation costs exceed installation revenues, the excess costs are charged in the profit and loss account immediately upon installation of the set-top box under US GAAP.

In the year to June 30, 2002, under UK GAAP, installation revenues of £44 million (2001: £80 million; 2000: £104 million) were recognized. Under US GAAP, deferred revenue in respect of installations amounted to £185 million (2001: £163 million; 2000: £98 million). Under US GAAP installation costs, which are expensed immediately under UK GAAP, have been deferred to match and equal installation revenues; therefore at June 30, 2002, deferred costs in respect of installations also amounted to £185 million (2001: £163 million; 2000: £98 million). Installation revenues (which are matched by installation costs) that have been recognized during the year amount to £22 million (2001: £15 million; 2000: £6 million).

The net impact on both operating profit and net income of these US GAAP adjustments is nil in fiscals 2002, 2001 and 2000.

(13)  Deferred consideration

Under UK GAAP, deferred consideration of £253.2 million relating to the Group’s acquisition of BiB may be issued as shares or loan notes. Our Board has determined that there is no genuine commercial possibility that loan notes will be issued and therefore under UK GAAP this deferred consideration is included in shareholders’ funds within shares to be issued. Under US GAAP, it is classified within liabilities.

(14)  Share of results of joint ventures

Under UK GAAP, we recognized KirchPayTV’s losses for the period from January 1, 2002, to February 8, 2002. By February 8, 2002, we considered that our relationship with KirchPayTV had irrevocably changed and that we have not exercised significant influence since that date. Therefore, we believed that from February 8, 2002, it was no longer appropriate to account for our investment in KirchPayTV as a joint venture under UK GAAP, and ceased to account for KirchPayTV’s losses using the gross equity method from that date. As we have no intention of providing any future funding to KirchPayTV, an amount of £13.5 million was released from the provision against the carrying value of the investment made at December 31, 2001, matching our share of KirchPayTV’s losses for the period from January 1, 2002 to February 8, 2002.

Under US GAAP, when the carrying amount of an equity-accounted investment is reduced to zero, the investor ordinarily should discontinue applying the equity method and should not provide for additional losses unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee. If the investee subsequently reports net income, the investor should resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period equity accounting was suspended, or where there is an expectation that the investee will return to a profit making position in the foreseeable future.

Under US GAAP, the carrying value of the KirchPayTV investment was reduced to nil at December 31, 2001, as a result of the impairment in carrying value at that date and therefore under US GAAP we ceased to recognize losses from December 31, 2001. As no losses were recognized in the period from January 1, 2002 to February 8, 2002 under US GAAP, the £13.5 million write-back of losses under UK GAAP appears as a US GAAP net income reconciling item.

The summarized financial information for KirchPayTV at September 30, 2001, is as follows:

Group’s share of KirchPayTV (as adjusted) Six months to September 30, 2001
£m
Turnover	57.0

Operating loss	(57.1)
Net interest payable	(3.0)

Loss before taxation	(60.1)

Fixed assets	134.3

Current assets	45.2

Liabilities due within one year	(104.8)

Liabilities due after more than one year	(131.9)

(15)  Consolidated Statements of Financial Performance

Turnover

Under UK GAAP, amounts receivable from disposal of programming rights not acquired for use by the Group and in respect of provision to third party broadcasters of spare transponder capacity are classified within “operating expenses, net”. Under US GAAP, these amounts are classified within “turnover”.

Under UK GAAP, gaming costs are shown within “operating expenses, net.” Under US GAAP, gaming costs are offset against gaming revenues within “turnover.”

Exceptional items

Under UK GAAP, exceptional items are material items which derive from events or transactions that fall within the ordinary activities of a reporting entity and which individually or, if of a similar type aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view. US GAAP does not allow the presentation of exceptional items and such items would not be presented as such under US GAAP.

Non-operating profits

Under UK GAAP, profits or losses on disposals of operations and fixed assets, and provisions for fixed asset investments are recognized below operating profit under FRS 3. Under US GAAP, such items would be presented as components of discontinued operations and operating profit respectively.

Under UK GAAP, the share of joint ventures’ operating results excludes our share of joint ventures’ interest, our share of joint ventures’ exceptional items and our share of joint ventures’ tax. These amounts are included within “Interest payable and similar charges” or “Interest receivable and similar income”, “Exceptional Items” and “Taxation charge” respectively. Under US GAAP all of these amounts are included within “Equity in earnings (losses) of affiliates”.

(16)  Consolidated Balance Sheet

Under UK GAAP, long-term debtors (including prepaid programme rights and transponder rentals) are classified as “debtors falling due after more than one year” within current assets. Under US GAAP long-term debtors are classified within other non-current assets.

Under UK GAAP, deferred tax assets are classified within debtors falling due within one year or debtors falling due after more than one year. Under US GAAP deferred tax assets are classified within “other current assets” or “other non-current assets”.

Under UK GAAP fixed asset investments are classified under the heading investments within fixed assets. Under US GAAP fixed asset investments are classified within other non-current assets.

Under UK GAAP investments in joint ventures are classified under the heading investments within fixed assets. Under US GAAP investments in joint ventures are classified as investments in equity affiliates.

Under UK GAAP, shares held by the ESOP are classified as investments in own shares within fixed assets. Under US GAAP, shares held by the ESOP are classified as “shares in employees trusts” within shareholders’ funds.

(17)  Consolidated Statement of Cash Flows

The Consolidated Statement of Cash Flows prepared under UK GAAP in accordance with FRS 1 (Revised) presents substantially the same information as that required under US GAAP. Under US GAAP however, there are certain differences from UK GAAP with regard to classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents. Cash flow under UK GAAP represents increases or decreases in “cash”, which comprises cash in hand and deposits repayable on demand and overdrafts. Under US GAAP, cash flow represents increases or decreases in “cash and cash equivalents”, which includes short-term, highly liquid investments with original maturities of less than three months, and excludes overdrafts.

Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends, management of liquid resources and financing activities. Under US GAAP however, only three categories of cash flow activity are reported, being operating activities, investing activities and financing activities. Cash flows from taxation and returns on investments and servicing of finance are, with the exception of servicing of shareholder finance, included as operating activities under US GAAP. The servicing of shareholder finance would be included under financing activities under US GAAP.

A reconciliation between the consolidated statements of cash flows presented in accordance with UK GAAP and US GAAP is presented below:

	Year Ended June 30,			Convenience translation 2002
	2000	2001	2002
	£m (audited)	£m (audited)	£m (audited)	$m (unaudited)
Operating Activities
Cash flow from operating activities under UK GAAP	(232)	39	250	383
Interest received and similar income	10	5	9	14
Interest paid and similar charges on external finance	(74)	(119)	(141)	(216)
Interest element of finance lease Payments	(1)	(2)	(1)	(1)
Corporation tax (paid) received	(24)	(16)	23	35

Net cash (used in) provided by operating activities under US GAAP	(321)	(93)	140	215

Investing activities
Net cash outflow from capital expenditure and financial investment under UK GAAP	(100)	(158)	(127)	(195)
Acquisitions	(333)	(16)	—	—
Funding to joint ventures	(80)	(137)	(12)	(18)
Repayments of funding from joint ventures	2	—	5	7

Net cash used in investing activities under US GAAP	(511)	(311)	(134)	(206)

Financing activities
Cash inflow (outflow) from financing under UK GAAP	1,063	347	(180)	(276)

Net cash provided by financing activities under US GAAP	1,063	347	(180)	(276)

Net (decrease) increase in cash and cash equivalents under US GAAP	231	(57)	(174)	(267)

Cash and cash equivalents under US GAAP at the beginning of the period	50	281	224	344
Cash and cash equivalents under US GAAP at the end of the period	281	224	50	77

(ii)  Additional US GAAP Disclosures

(a)  Stock-based compensation

In October 1995, FASB Statement 123 “Accounting for Stock-Based Compensation” was issued. The Company adopted the disclosure provisions of FASB Statement 123 in 1997, but opted to remain under the expense recognition provisions of Accounting Principles Board (“APB”) Opinion No 25, “Accounting for Stock Issued to Employees” in accounting for options granted under the share option schemes. The additional US GAAP charge (net of credits arising due to forfeiting of options) included in the Profit and Loss Account for all the share option schemes under APB 25 was £17 million (2001: £15 million; 2000: £2 million). Had compensation expense for share options granted under these schemes been determined based on fair value at the grant dates consistent with the method required in accordance with FASB Statement 123, the Company’s net income and earnings per share for 2000, 2001 and 2002 would have been reduced to the pro-forma amounts shown below:

	2000		2001		2002
Loss under US GAAP:
As reported	£(351	)m	£(625	)m	£(1,047	)m
Pro Forma	£(358	)m	£(638	)m	£(1,055	)m
Loss per share under US GAAP:
As reported	(20.1	)p	(33.8	)p	(55.5	)p
Pro Forma	(20.5	)p	(34.6	)p	(55.9	)p

The movement in stock-based awards outstanding during the three years ended June 30, 2002 is summarized in the following table:

	Number of shares subject to option or grant	Weighted average exercise price
Outstanding at June 30, 1999	15,417,688	£4.68
Granted during fiscal 2000	8,689,425	£6.73
Lapsed during fiscal 2000	(875,303)	£4.98
Cancelled during fiscal 2000	(347,477)	£4.04
Exercised during fiscal 2000	(2,959,841)	£4.37

Outstanding at June 30, 2000	19,924,492	£5.65
Granted during fiscal 2001	17,232,761	£9.85
Lapsed during fiscal 2001	(513,319)	£10.48
Cancelled during fiscal 2001	(293,629)	£13.54
Exercised during fiscal 2001	(2,808,136)	£5.28

Outstanding at June 30, 2001	33,542,169	£7.69
Granted during fiscal 2002	16,280,669	£7.83
Lapsed during fiscal 2002	(1,639,388)	£8.61
Cancelled during fiscal 2002	(66,170)	£8.78
Exercised during fiscal 2002	(5,104,577)	£5.64

Outstanding at June 30, 2002	43,012,703	£7.95

The awards outstanding as at June 30, 2002 can be summarized as follows:

Scheme	Number of Ordinary Shares
Approved and Unapproved Executive Share Options	32,522,881
Sharesave Scheme Options	3,113,822
LTIP Options	6,043,875
KCP	1,332,125

43,012,703

Included within the total awards outstanding as at June 30, 2002, were 31,851,759 options (2001: 24,211,160) granted under the Executive Schemes and 6,043,875 options under the LTIP (2001: 3,064,500), which may be exercised in the final year before their lapsing date, regardless of meeting performance criteria, provided that the employee remains in employment with the Group. There were also 3,113,822 Sharesave Scheme options outstanding as at June 30, 2002 (2001: 2,745,182) to which no performance criteria are attached.

Also included within the above analysis are 167,125 shares awarded under the 2000 KCP. Under UK GAAP these are not disclosed within share options, as they were an award of shares with no option attached. Under US GAAP they have been subject to variable plan accounting in accordance with APB 25.

The weighted average fair value of options granted in fiscal 2002 was estimated at approximately £4.77 as of the date of grant using the Black-Scholes stock option pricing model (2001: £5.13; 2000: £3.13), based on the following weighted average assumptions: no annual dividend; annual standard deviation (volatility) of 44% (2001: 38%; 2000: 32%); risk free interest rate of 4.31% (2001: 5.51%; 2000: 5.48%) and expected term of 9.4 years (2001 and 2000: 7.5 years).

Additionally, the weighted average exercise price and fair value for options granted in fiscal 2002 with an exercise price below the market price at grant were estimated at £6.11 and £3.49 respectively. For options granted in fiscal 2002 with an exercise price equal to market price at grant date, the weighted average exercise price and fair value at grant date were estimated at £8.00 and £4.90 respectively.

The exercise prices for options outstanding at June 30, 2002 ranged from £0.50 to £16.27, with a weighted average exercise price of £7.95 and a weighted average remaining contractual life of 6.8 years.

The following table summarizes information about the stock options outstanding at June 30, 2002:

	Options outstanding			Options currently exercisable
Range of exercise prices	Number	Weighted average remaining contractual life	Weighted average exercise price	Number	Weighted average exercise price
£0.50-£1.00	124,267	7.3 years	£0.98	1,147	£0.50
£2.00-£3.00	187,632	2.4 years	£2.54	187,632	£2.54
£3.00-£4.00	550,894	2.4 years	£3.70	88,052	£3.76
£4.00-£5.00	742,221	2.5 years	£4.58	88,763	£4.25
£5.00-£6.00	4,991,958	3.4 years	£5.15	4,391,958	£5.05
£6.00-£7.00	6,525,027	4.5 years	£6.34	—	—
£7.00-£8.00	10,756,751	9.4 years	£7.88	169,124	£7.18
£8.00-£9.00	4,290,332	6.7 years	£8.32	121,289	£8.95
£9.00-£10.00	10,999,579	8.2 years	£9.85	6,094,121	£9.88
£10.00-£11.00	3,186,376	5.0 years	£10.07	59,534	£10.75
£11.00-£12.00	405,564	8.2 years	£11.42	—	—
£12.00-£13.00	179,363	8.0 years	£12.77	—	—
£13.00-£14.00	41,517	7.8 years	£13.97	—	—
£16.00-£17.00	31,222	7.7 years	£16.27	—	—

	43,012,703	6.8 years	£7.95	11,201,620	£7.72

(b)  Statement of comprehensive loss

	2000	2001	2002	Convenience translation 2002
	£m	£m	£m	$m
Net loss in accordance with US GAAP	(351)	(625)	(1,047)	(1,607)
Other comprehensive income, net of tax:
Unrealised gain (loss) on certain fixed asset investments	32	(56)	24	37
Foreign exchange gains (losses) recorded in cumulative translation reserve	7	(28)	11	17
Profit on deemed disposals	—	14	—	—

Net comprehensive loss in accordance with US GAAP	(312)	(695)	(1,012)	(1,553)

In fiscal 2002, there was no tax impact on the above reconciling items (fiscal 2001 and 2000: nil).

At June 30, 2002, the cumulative effect on US GAAP reserves was £9 million for fixed asset investments (2001: £52 million), £10 million for foreign exchange losses (2001: £21 million) and £14 million for deemed disposals (2001: £14 million).

(c)  Adoption of new standards

SFAS No. 142 “Goodwill and other intangible assets”

Under SFAS No. 142, goodwill will no longer be amortized on a straight-line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as a SFAS No. 131 operating segment or one level lower. Goodwill will no longer be allocated to other long-lived assets for impairment testing under SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with Accounting Principles Board

Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. Under SFAS No. 142 intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 although goodwill on business combinations consummated after July 1, 2001 will not be amortized. On adoption the Group may need to record a cumulative effect adjustment to reflect the impairment of previously recognized intangible assets. In addition, goodwill on prior business combinations will cease to be amortized. Had the Group adopted SFAS No. 142 at July 1, 2001 the Group would not have recorded a goodwill amortization charge of £145 million in relation to its subsidiaries nor a goodwill amortization charge of £69 million in relation to its joint ventures. The Group has not determined the impact that these Statements will have on intangible assets or whether a cumulative effect adjustment will be required upon adoption.

SFAS No. 143, “Accounting for Asset Retirement Obligations”

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income.

SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Group will adopt SFAS for fiscal 2003 and does not anticipate that the adoption will have a material impact on its results of operations or its financial position.

SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”. While it supersedes portions of APB Opinion 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, it retains the discontinued operations presentation, yet it broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. SFAS 144 also establishes criteria for determining when an asset should be treated as held for sale.

SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The provisions of SFAS 144 are generally to be applied prospectively.

The Group expects to adopt SFAS 144 for fiscal 2003 and has not yet determined the impact that it will have on its results of operations, financial position or cash flows.

SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS 145”)

In April 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS 145. SFAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and classified as an extraordinary item, net of any income tax. An entity is not prohibited from classifying such gains and losses as extraordinary items, as long as they meet the criteria in paragraph 20 of APB No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. In addition, SFAS 145 requires that capital leases that are modified so that the resulting lease arrangement is classified as an operating lease, are accounted for in the same manner as sale-leaseback transactions. The rescission of SFAS No. 4, “Reporting Gains and Loss from Extinguishment of Debt” is effective for fiscal years beginning after May 15, 2002. Any gain or loss on extinguishments of debt that was previously classified as an extraordinary item would be reclassified to other income (expense). The remainder of the statement is generally effective for transactions occurring after May 15, 2002. The Group expects to adopt SFAS 145 for fiscal 2003 and has not yet determined the impact that adoption of SFAS 145 will have on its results of operations, its financial position or its cash flows.

SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”)

In June 2002, the FASB issued SFAS 146. SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 replaces Emerging Issues Task Force (“EITF”) No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Group does not currently anticipate that adoption of SFAS 146 will have a material impact on its results of operations or its financial position.

(d)  Concentration of credit risk

The Group does not have any significant concentrations of credit risk.

29.  Financing arrangements

At June 30, 2002 the Group’s balance sheet showed net liabilities of £300.7 million. The Directors consider that the operating cash flows of the Group, together with its own bank facilities, will be sufficient to cover the Group’s projected operating requirements and to settle or refinance the Group’s other liabilities as they fall due. Accordingly the accounts are prepared on a going concern basis.

30.  Supplemental guarantor information

From time to time the Company may issue debt securities which are guaranteed, on a full and unconditional basis, by the Company’s two main wholly owned operating subsidiaries, British Sky Broadcasting Limited and Sky Subscribers Services Limited. The Company has issued in the US public debt market in October 1996 US$300 million of 7.300% Guaranteed Notes repayable in October 2006, and in February 1999 US$600 million of 6.875% Guaranteed Notes repayable in February 2009. In July 1999 the Company issued US$650 million and £100 million of Regulation S/144A bonds with SEC registration rights repayable in July 2009 at rates of 8.200% and 7.750% respectively.

Supplemental condensed consolidating financial information for the guarantors is presented below prepared in accordance with the Group’s accounting policies set out on pages F-7 to F-11, except to the extent that investments in subsidiaries have been accounted for by the equity method and push down accounting has been applied for subsidiaries as required by the Securities and Exchange Commission. The Group’s accounting policies are in accordance with UK GAAP. This supplemental financial information should be read in conjunction with the Consolidated Financial Statements.

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET

As at June 30, 2001(2)

(£ millions)

	(3) British Sky Broadcasting Group plc	(1)(3) Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Reclassifications and eliminations	BSkyB Group and Subsidiaries
Fixed assets
Intangible assets	—	—	789	—	789
Tangible assets	2	285	29	—	316
Investments
—Joint ventures	—	—	1,164	—	1,164
—Own shares	—	19	—	—	19
—Investment in football clubs and new media	121	—	2	—	123
—Investments in subsidiary undertakings under the equity method	2,592	22	496	(3,110)	—

	2,715	326	2,480	(3,110)	2,411

Current assets
Stocks	—	353	71	—	424
Debtors: Amounts due after one year
Third party debtors	146	144	35	—	325
Debtors: Amounts due within one year
Intragroup debtors	1,139	539	2	(1,680)	—
Third party debtors	2	369	122	—	493
Cash at bank and in hand	—	217	7	—	224

	1,287	1,622	237	(1,680)	1,466

Creditors
Amounts falling due within one year
Intragroup creditors	(776)	(1,272)	(424)	2,472	—
Third party creditors	(53)	(821)	(117)	—	(991)

	(829)	(2,093)	(541)	2,472	(991)

Net current assets (liabilities)	458	(471)	(304)	792	475

Total assets less current liabilities	3,173	(145)	2,176	(2,318)	2,886

Creditors
Amounts falling due after one year
Intragroup borrowings	(354)	—	(310)	664	—
Third party borrowings	(1,758)	(9)	(1)	—	(1,768)
Other	—	(14)	—	—	(14)

	(2,112)	(23)	(311)	664	(1,782)
Provisions	—	(27)	(16)	—	(43)

	1,061	(195)	1,849	(1,654)	1,061

Capital and reserves—equity
Called-up share capital	944	10	810	(820)	944
Share premium account	2,378	242	1,838	(2,080)	2,378
Shares to be issued	257	—	—	—	257
Profit and loss account	(2,859)	(447)	(1,968)	2,415	(2,859)
Application of push down accounting	—	—	205	(205)	—
Other reserves	341	—	964	(964)	341

TOTAL CAPITAL AND RESERVES	1,061	(195)	1,849	(1,654)	1,061

Reconciliation to US GAAP:
Capital and reserves under UK GAAP	1,061	(195)	1,849	(1,654)	1,061
Adjustments:
Goodwill	87	—	87	(87)	87
ESOP	(19)	(19)	—	19	(19)
Transition provision	19	19	—	(19)	19
Employee stock based compensation	10	10	—	(10)	10
Derivative accounting	(20)	(9)	—	9	(20)
Capitalized interest	8	8	—	(8)	8
Deferred taxation	10	4	—	(4)	10
Fixed asset investments	(53)	—	(1)	1	(53)
Deferred consideration	(253)	—	—	—	(253)

Shareholders’ funds under US GAAP	850	(182)	1,935	(1,753)	850

See notes to supplemental guarantor information.

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET

As at June 30, 2002(2)

(£ millions)

	(3) British Sky Broadcasting Group plc	(1)(3) Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Reclassifications and eliminations	BSkyB Group and Subsidiaries
Fixed assets
Intangible assets	—	—	657	—	657
Tangible assets	2	323	18	—	343
Investments —Joint ventures	—	—	22	—	22
—Own shares	—	42	—	—	42
—Investment in football clubs and new media	61	1	3	—	65
—Investments in subsidiary undertakings under the equity method	1,392	104	580	(2,076)	—

	1,455	470	1,280	(2,076)	1,129

Current assets
Stocks	—	365	49	—	414
Debtors: Amounts due after one year Third party debtors	60	85	62	—	207
Debtors: Amounts due within one year Intragroup debtors	952	603	601	(2,156)	—
Third party debtors	4	335	62	—	401
Cash at bank and in hand	—	42	8	—	50

	1,016	1,430	782	(2,156)	1,072

Creditors
Amounts falling due within one year Intragroup creditors	(418)	(1,153)	(577)	2,148	—
Third party creditors	(49)	(782)	(74)	—	(905)

	(467)	(1,935)	(651)	2,148	(905)

Net current assets (liabilities)	549	(505)	131	(8)	167

Total assets less current liabilities	2,004	(35)	1,411	(2,084)	1,296

Creditors
Amounts falling due after one year Intragroup borrowings	(736)	—	(211)	947	—
Third party borrowings	(1,569)	(8)	—	—	(1,577)
Other	—	(15)	(1)	—	(16)

	(2,305)	(23)	(212)	947	(1,593)
Provisions	—	—	(4)	—	(4)

	(301)	(58)	1,195	(1,137)	(301)

Capital and reserves—equity
Called-up share capital	947	10	877	(887)	947
Share premium account	2,410	242	2,242	(2,484)	2,410
Shares to be issued	256	—	—	—	256
Profit and loss account	(4,180)	(310)	(3,491)	3,801	(4,180)
Application of push down accounting	—	—	657	(657)	—
Other reserves	266	—	910	(910)	266

TOTAL CAPITAL AND RESERVES	(301)	(58)	1,195	(1,137)	(301)

Reconciliation to US GAAP:
Capital and reserves under UK GAAP	(301)	(58)	1,195	(1,137)	(301)
Adjustments:
Goodwill	426	—	426	(426)	426
ESOP	(42)	(42)	—	42	(42)
Employee stock based provision	26	26	—	(26)	26
Derivative accounting	(6)	(25)	—	25	(6)
Capitalized interest	8	8	—	(8)	8
Deferred taxation	10	10	—	(10)	10
Fixed asset investments	(9)	—	(3)	3	(9)
Deferred consideration	(253)	—	—	—	(253)

Shareholders’ funds under US GAAP	(141)	(81)	1,618	(1,537)	(141)

See notes to supplemental guarantor information.

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the year ended June 30, 2000(2)
(£ millions)

	(3) British Sky Broadcasting Group plc	(1)(3) Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Reclassifications and eliminations	BSkyB Group and Subsidiaries
Turnover	—	1,806	538	(497)	1,847
Operating expenses, net	—	(1,837)	(543)	513	(1,867)

Operating (loss) profit	—	(31)	(5)	16	(20)
Share of results of joint ventures	—	(100)	(50)	—	(150)
Share of (losses) profits of subsidiary undertakings	(102)	26	—	76	—
Loss on sale of fixed asset investment	(1)	—	—	—	(1)

(Loss) profit on ordinary activities before interest and taxation	(103)	(105)	(55)	92	(171)
Interest receivable and similar income	83	10	136	(218)	11
Interest payable and similar charges
—on external financing	(93)	(5)	(5)	—	(103)
—intragroup interest	(136)	(41)	(41)	218	—
Amounts written off investments	—	—	(121)	121	—

(Loss) profit on ordinary activities before taxation	(249)	(141)	(86)	213	(263)
Taxation	51	15	(29)	28	65

(Loss) profit for the year	(198)	(126)	(115)	241	(198)

Reconciliation to US GAAP:
Net (loss) profit under UK GAAP	(198)	(126)	(115)	241	(198)
Adjustments:
Amortization of goodwill	(7)	—	(7)	7	(7)
Transition provision	(213)	(213)	—	213	(213)
Employee stock based compensation	(2)	(2)	—	2	(2)
Capitalized interest	(2)	(2)	—	2	(2)
Deferred taxation	57	66	—	(66)	57
Share of joint venture’s loss on sale of investment	14	—	14	(14)	14

Net (loss) profit under US GAAP	(351)	(277)	(108)	385	(351)

See notes to supplemental guarantor information.

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the year ended June 30, 2001(2)

(£ millions)

	(3) British Sky Broadcasting Group plc	(1)(3) Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Reclassifications and eliminations	BSkyB Group and Subsidiaries
Turnover	—	2,314	535	(543)	2,306
Operating expenses, net	—	(2,136)	(626)	549	(2,213)

Operating (loss) profit	—	178	(91)	6	93
Share of results of joint ventures	—	(131)	(323)	198	(256)
Share of (losses) profits of subsidiary undertakings	(163)	(39)	—	202	—
Joint ventures’ goodwill amortization	—	—	(101)	—	(101)
Provision against investments	—	—	(10)	—	(10)
Loss on sale of fixed asset investment	—	—	(70)	—	(70)

(Loss) profit on ordinary activities before interest and taxation	(163)	8	(595)	406	(344)
Interest receivable and similar income	82	16	120	(197)	21
Interest payable and similar charges
—on external financing	(124)	(1)	(28)	—	(153)
—intragroup interest	(60)	(90)	(47)	197	—
Amounts written off investments	(286)	—	(1,126)	1,373	(39)

(Loss) profit on ordinary activities before taxation	(551)	(67)	(1,676)	1,779	(515)
Taxation	12	(34)	(2)	—	(24)

(Loss) profit for the year	(539)	(101)	(1,678)	1,779	(539)

Reconciliation to US GAAP:
Net (loss) profit under UK GAAP	(539)	(101)	(1,678)	1,779	(539)
Adjustments:
Amortization of goodwill	16	—	16	(16)	16
Transition provision	(174)	(174)	—	174	(174)
Employee stock based compensation	(15)	(15)	—	15	(15)
Derivative accounting	(22)	(9)	—	9	(22)
Capitalized interest	(1)	(1)	—	1	(1)
Deferred taxation	59	55	—	(55)	59
Amounts written off fixed asset investments	(20)	—	(1)	1	(20)
Share of joint venture’s loss on sale of investment	69	—	69	(69)	69

Net (loss) profit before cumulative effect of a change in accounting principle	(627)	(245)	(1,594)	1,839	(627)
Cumulative effect on prior years (to June 30, 2000) of implementation of SFAS 133	2	—	—	—	2

Net (loss) profit under US GAAP	(625)	(245)	(1,594)	1,839	(625)

See notes to supplemental guarantor information.

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the year ended June 30, 2002(2)

(£ millions)

	(3) British Sky Broadcasting Group plc	(1)(3) Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Reclassifications and eliminations	BSkyB Group and Subsidiaries
Turnover	—	2,745	616	(585)	2,776
Operating expenses, net	—	(2,538)	(780)	597	(2,721)

Operating profit (loss)	—	207	(164)	12	55
Share of results of joint ventures	—	—	(76)	—	(76)
Share of (losses) profits of subsidiary undertakings	(43)	69	—	(26)	—
Joint ventures’ goodwill amortization	—	—	(1,070)	—	(1,070)
Release of provision against investments	—	—	10	—	10
Profit on sale of fixed asset investment	—	—	2		2

(Loss) profit on ordinary activities before interest and taxation	(43)	276	(1,298)	(14)	(1,079)
Interest receivable and similar income	97	19	41	(146)	11
Interest payable and similar charges
—on external financing	(142)	(1)	(5)	—	(148)
—intragroup interest	(26)	(110)	(10)	146	—
Amounts written off investments	(1,206)	—	—	1,146	(60)

(Loss) profit on ordinary activities before taxation	(1,320)	184	(1,272)	1,132	(1,276)
Taxation	(63)	(30)	(14)	—	(107)

(Loss) profit for the year	(1,383)	154	(1,286)	1,132	(1,383)

Reconciliation to US GAAP:
Net (loss) profit under UK GAAP	(1,383)	154	(1,286)	1,132	(1,383)
Adjustments:
Amortization and impairment of goodwill	331	—	331	(331)	331
Transition provision	(19)	(19)	—	19	(19)
Employee stock based compensation	(14)	(14)	—	14	(14)
Derivative accounting	14	(16)	—	16	14
Provision for loss on disposal of subsidiaries	(10)	—	(10)	10	(10)
Amounts written back to fixed asset investments	20	—	1	(1)	20
Share of results of joint ventures	14	—	14	(14)	14

Net (loss) profit under US GAAP	(1,047)	105	(950)	845	(1,047)

See notes to supplemental guarantor information.

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOW

For the year ended June 30, 2000(2)

(£ millions)

	British Sky Broadcasting Group plc	(1) Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Reclassifications and eliminations	BSkyB Group and Subsidiaries
Operating activities
Operating loss	—	(31)	(5)	16	(20)
Depreciation charges	—	50	2	—	52
Increase in stock	—	(1)	—	—	(1)
Decrease (increase) in debtors	11	(65)	(27)	—	(81)
Increase in creditors	—	(2)	—	—	(2)
Transition provision not utilized	—	(180)	—	—	(180)

Net cash inflow (outflow) from operating activities	11	(229)	(30)	16	(232)
Returns on investments and servicing of finance Interest received and similar income	1	9	—	—	10
Interest paid and similar charges	(74)	(1)	—	—	(75)

Net cash inflow (outflow) from returns on investments and servicing of finance	(73)	8	—	—	(65)
Taxation
Consortium relief paid	—	(24)	—	—	(24)

Taxation paid	—	(24)	—	—	(24)
Capital expenditure and financial investment
Payments to acquire tangible fixed assets	—	(58)	—	—	(58)
Payments to acquire fixed asset investments	(21)	—	(27)	—	(48)
Receipt of government grants	—	1	—	—	1
Receipt from sales of fixed asset investments	5	—	—	—	5

Net cash outflow from capital expenditure and financial investment	(16)	(57)	(27)	—	(100)
Acquisitions
Funding to joint ventures	—	(80)	—	—	(80)
Repayments of funding from joint ventures	—	2	—	—	2
Payments made in the acquisition of joint ventures	—	—	(333)	—	(333)

Net cash outflow from acquisitions	—	(78)	(333)	—	(411)

Net cash (outflow) inflow before management of liquid resources and financing	(78)	(380)	(390)	16	(832)

Management of liquid resources
Increase in short term deposits	—	(155)	—	—	(155)
Financing
Proceeds from issue of ordinary shares	360	—	—	—	360
Increase (decrease) in total external debt	847	—	(150)	—	697
Loans from (to) group companies	(1,121)	592	545	(16)	—
Payments made on the issue of ordinary shares	(8)	—	—	—	(8)

Net cash inflow (outflow) from financing	78	592	395	(16)	1,049

Increase in cash	—	57	5	—	62

(Increase) decrease in net debt	274	(380)	(390)	16	(480)

Reconciliation to US GAAP Net cash (used in) provided by operating activities	(62)	(245)	(30)	16	(321)
Net cash used in investing activities	(16)	(135)	(360)	—	(511)
Net cash provided by financing activities	78	606	395	(16)	1,063

Net increase in cash and cash equivalents	—	226	5	—	231
Cash and cash equivalents under US GAAP at the beginning of the year	—	50	—	—	50

Cash and cash equivalents under US GAAP at the end of the year	—	276	5	—	281

See notes to supplemental guarantor information.

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOW

For the year ended June 30, 2001(2)

(£ millions)

	British Sky Broadcasting Group plc	(1) Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Reclassifications and eliminations	BSkyB Group and Subsidiaries
Operating activities
Operating profit (loss)	—	178	(91)	6	93
Depreciation charges	—	59	12	—	71
Amortization charges	—	—	44	—	44
(Increase) decrease in stock	—	(39)	(4)	—	(43)
Decrease (increase) in debtors	2	(43)	18	—	(23)
Increase (decrease) in creditors	6	140	(82)	—	64
Deferred revenue released	—	(4)	—	—	(4)
Movement on provisions	—	(174)	11	—	(163)

Net cash inflow (outflow) from operating activities	8	117	(92)	6	39
Returns on investments and servicing of finance
Interest received and similar income	—	5	—	—	5
Interest paid and similar charges	(119)	(2)	—	—	(121)

Net cash (outflow) inflow from returns on investments and servicing of finance	(119)	3	—	—	(116)
Taxation
Consortium relief paid	—	(16)	—	—	(16)

Capital expenditure and financial investment
Payments to acquire fixed assets	—	(127)	(6)	—	(133)
Payments to acquire fixed asset investments	(25)	(1)	—	—	(26)

Net cash outflow from capital expenditure and financial investment	(25)	(128)	(6)	—	(159)
Acquisitions and disposals
Purchase of subsidiary undertakings	(27)	—	—	—	(27)
Net cash acquired with subsidiary undertakings	—	—	12	—	12
Funding to joint ventures	—	—	(137)	—	(137)

Net cash outflow from acquisitions and disposals	(27)	—	(125)	—	(152)

Net cash (outflow) inflow before management of liquid resources and financing	(163)	(24)	(223)	6	(404)

Management of liquid resources
Decrease in short term deposits	—	85	—	—	85
Financing
Proceeds from issue of ordinary shares	7	—	—	—	7
Increase in total external debt	358	—	—	—	358
Loans (to) from group companies	(198)	(20)	224	(6)	—
Payments made on the issue of ordinary shares	(4)	—	—	—	(4)

Net cash inflow (outflow) from financing	163	(20)	224	(6)	361

Increase in cash	—	41	1	—	42

(Increase) decrease in net debt	(160)	(25)	(223)	6	(402)

Reconciliation to US GAAP Net cash (used in) provided by operating activities	(111)	104	(92)	6	(93)
Net cash used in investing activities	(52)	(128)	(131)	—	(311)
Net cash provided by financing activities	163	(34)	224	(6)	347

Net (decrease) increase in cash and cash equivalents	—	(58)	1	—	(57)
Cash and cash equivalents under US GAAP at the beginning of the year	—	276	5	—	281

Cash and cash equivalents under US GAAP at the end of the year	—	218	6	—	224

See notes to supplemental guarantor information.

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOW

For the year ended June 30, 2002(2)

(£ millions)

	British Sky Broadcasting Group plc	(1) Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Reclassifications and eliminations	BSkyB Group and Subsidiaries
Operating activities
Operating profit (loss)	—	207	(164)	12	55
Depreciation charges	—	70	11	—	81
Amortization charges	—	—	118	—	118
(Increase) decrease in stock	—	(12)	22	—	10
Decrease (increase) in debtors	—	88	13	—	101
Increase (decrease) in creditors	—	(39)	(41)	—	(80)
Deferred revenue released	—	(1)	—	—	(1)
Movement on provisions	—	(26)	(8)	—	(34)

Net cash inflow from operating activities	—	287	(49)	12	250
Returns on investments and servicing of finance
Interest received and similar income	1	8	—	—	9
Interest paid and similar charges	(141)	(1)	—	—	(142)

Net cash (outflow) inflow from returns on investments and servicing of finance	(140)	7	—	—	(133)

Taxation
Consortium relief received	—	—	23	—	23

Capital expenditure and financial investment
Payments to acquire fixed assets	—	(96)	(5)	—	(101)
Receipt from sales of intangible assets	—	—	1	—	1
Purchase of own shares	—	(27)	—	—	(27)

Net cash outflow from capital expenditure and financial investment	—	(123)	(4)	—	(127)
Acquisitions and disposals
Funding to joint ventures	—	—	(12)	—	(12)
Repayment of funding from joint ventures	—	—	5	—	5

Net cash outflow from acquisitions and disposals	—	—	(7)	—	(7)

Net cash (outflow) inflow before management of liquid resources and financing	(140)	171	(37)	12	6

Management of liquid resources	—	70	—	—	70
Decrease in short term deposits
Financing
Proceeds from issue of ordinary shares	14	—	—	—	14
Decrease in total external debt	(190)	(2)	—	—	(192)
Loans (to) from group companies	318	(345)	39	(12)	—
Payments made on the issue of ordinary shares	(2)	—	—	—	(2)

Net cash (outflow) inflow from financing	140	(347)	39	(12)	(180)

(Decrease) increase in cash	—	(106)	2	—	(104)

(Increase) decrease in net debt	(128)	171	(37)	12	18

Reconciliation to US GAAP
Net cash (used in) provided by operating activities	(140)	294	(26)	12	140
Net cash used in investing activities	—	(123)	(11)	—	(134)
Net cash provided by financing activities	140	(347)	39	(12)	(180)

Net (decrease) increase in cash and cash equivalents	—	(176)	2	—	(174)
Cash and cash equivalents under US GAAP at the beginning of the year	—	218	6	—	224

Cash and cash equivalents under US GAAP at the end of the year	—	42	8	—	50

See notes to supplemental guarantor information.

Notes to Supplemental Guarantor Information

(1)  The Guarantors are:

British Sky Broadcasting Limited	Operates and distributes the Sky Channels and markets the Sky Distributed Channels to DTH viewers.
Sky Subscribers Services Limited	Provides ancillary functions supporting the DTH broadcasting operations of its parent company, British Sky Broadcasting Limited, and others.

(2)  Certain reclassifications were made to conform all of the financial information to the financial presentation of the Group. The principal elimination entries relate to investments in subsidiaries and intercompany balances.

(3)  Investments in Group subsidiaries are accounted for by their parent company under the equity method of accounting for the purposes of the supplemental combining presentation only. Under the equity method, earnings of subsidiary undertakings are reflected in the parent company’s investment account and earnings. Where all or part of loans to loss making subsidiary undertakings have been written off, the effect of accounting by the equity method has been to reverse these write-offs.

(4)  Separate financial statements of the subsidiary guarantors are not included herein because the Company has determined that such financial statements are not material to investors.

31.    Subsequent events

On August 1, 2002, formal insolvency proceedings were opened for KirchPayTV. The purpose of formal insolvency proceedings under German law is to satisfy the creditors by realizing the assets of the insolvent company and distributing the proceeds to the creditors. The method of realization, i.e. asset sale or sale as going concern, is determined by the insolvency trustee who reports to and consults with the creditors. The entity’s shareholders and general partners do not have a formal position in the insolvency proceedings. The Group does not expect to receive any proceeds from the insolvency proceedings of KirchPayTV.

On September 13, 2002, formal insolvency proceedings were opened for Taurus Holding. All of Taurus Holding’s principal subsidiaries, Kirch Media, Kirch Beteilingungs and KirchPayTV had filed for insolvency by this date and both Kirch Media and KirchPayTV had opened formal insolvency proceedings by that date. The Group continues to monitor the situation carefully insofar as it relates to its interest in KirchPayTV and its put option to Taurus Holding and the Group continues to believe that it is unlikely to receive a significant amount, if any amount, in respect of the put option. This belief has been confirmed by the information in the preliminary report of the preliminary trustee of Taurus Holding, dated as of September 27, 2002, which he submitted to the Munich Court. In the report the preliminary trustee indicated that at that time he believed all the put options in respect of interests in KirchPayTV and Kirch Media to which Taurus Holding is a party (including the Group’s put option) were validly exercisable and at that time he considered them (including the Group’s put option) to be obligations of Taurus Holding. However, the preliminary analysis of the financial position of Taurus Holding as detailed in the report confirms our view that we are unlikely to receive a significant amount, if any amount, in respect of the Group’s put option.

32.  Unaudited information

Pro-forma disclosures

The acquisition of the Group’s subsidiaries SIG and BiB took place during fiscal 2001. Under APB Opinion 16, supplemental pro-forma disclosures for the Group are required, as though these acquisitions had occurred at the beginning of fiscal 2000. These disclosures have been prepared under US GAAP and are set out below:

	Year ended June 30, 2000		Year ended June 30, 2001
	Total		Total
Turnover (£m)	1,838		2,297
Net loss (£m)	(702)		(672)
Net loss per share (pence)	(40.2p	)	(36.4p	)
Net loss per ADS (pence)	(241.2p	)	(218.4p	)

The unaudited pro-forma consolidated financial information has been prepared for illustrative purposes only and includes certain adjustments, such as additional amortization expense as a result of goodwill arising on the acquisition. They do not purport to be indicative of the results of operations that actually would have resulted if the acquisitions had been effective on July 1, 1999.

On December 17, 2002, the OFT announced the conclusion of its investigation and confirmed that the Group has not been found to be in breach of competition law. For background information see Note 26, Regulatory Update.

REPORT OF INDEPENDENT AUDITORS

To the Shareholders’ of
Stream S.p.A.

We have audited the accompanying balance sheet of Stream S.p.A., an Italian Company, as of December 31, 2001, and the related statements of operations, shareholders’ equity (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Stream S.p.A. for the years ended December 31, 2000 and 1999, were audited by other auditors who have ceased operations and whose report dated July 12, 2001, expressed an unqualified opinion on those statements prior to restatement adjustments described in Note 2.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stream S.p.A. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the financial statements of Stream S.p.A. as of December 31, 2000 and 1999 and for the years then ended were audited by other auditors who have ceased operations. We also audited the adjustments described in Note 2 that were applied to restate the December 31, 2000 balance sheet and December 31, 1999 and 2000 statements of cash flows. In our opinion, such adjustments are appropriate and have been properly applied.

As discussed in Note 3, Stream S.p.A. changed its method of accounting for television sports rights as of January 1, 2001.

As discussed in Note 1 to the financial statements, Stream S.p.A.’s recurring losses from operations, cumulative negative operating cash flow and net working capital deficiency at December 31, 2001, raise substantial doubt about its ability to continue as a going concern without external financial support. The accompanying financial statements do not include any adjustments that might result from the outcome of the uncertainty described in Note 1.

Reconta Ernst & Young S.p.A.

Rome, Italy
September 13, 2002,
except for Note 15, as to
which the date is December 23, 2002

STREAM S.p.A.
BALANCE SHEETS
As of December 31, 2000 and 2001
(in Thousands of U.S. Dollars)

	2000	2001
ASSETS	(Restated)
Current Assets:
Cash and cash equivalents	$20,729	$25,126
Trade accounts receivable, net (Note 4)	44,649	68,032
Receivables from shareholders and affiliates (Note 13)	7,419	15,004
Inventories	4,729	1,528
Television rights costs, current	202,132	56,056
Receivables for Value Added Tax	61,258	62,601
Other	26,722	12,004

Total current assets	367,638	240,351

Property and equipment, net:
Machinery and set-top boxes	302,946	343,974
Furniture, fixtures and equipment	12,828	34,513

	315,774	378,487
Accumulated depreciation and amortization	(110,018)	(193,366)

	205,756	185,121
Intangible assets, net	12,479	14,855
Long-term television rights costs	6,566	528

Total assets	$592,439	$440,855

The accompanying notes are an integral part of these financial statements

STREAM S.p.A.
BALANCE SHEETS
As of December 31, 2000 and 2001
(in Thousands of U.S. Dollars, except share and per share data)

	2000	2001
	(Restated)
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Trade accounts payable	$114,293	$134,224
Payables for television rights	202,132	56,056
Payables due to shareholders and affiliates (Note 13)	211,871	334,746
Deferred revenue	32,515	36,597
Accrued expenses	9,451	9,414

Total current liabilities	570,262	571,037

Long-term liabilities for television rights costs	6,566	528
Liability for employees’ severance indemnities	2,186	2,606

Total Liabilities	579,014	574,171

Commitments and contingencies (Note 12)	—	—
Shareholders’ equity (deficit): (Note 5)
Common shares: 184,000,000 common shares authorized, issued and outstanding, par value Euro 5.16 and Euro 2.29 ($5.00 and $2.02, respectively), as of December 31, 2000 and 2001, respectively	455,415	455,333
Additional paid-in-capital	575,494	872,662
Accumulated deficit	(1,003,629)	(1,458,776)
Accumulated other comprehensive loss	(13,855)	(2,535)

Total shareholders’ equity (deficit)	13,425	(133,316)

Total liabilities and shareholders’ equity (deficit)	$592,439	$440,855

The accompanying notes are an integral part of these financial statements

STREAM S.p.A.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 1999, 2000 and 2001
(in Thousands of U.S. Dollars)

	1999	2000	2001
Revenues (Note 7)	$44,211	$127,593	$224,557
Cost of services (Note 8)	237,685	387,653	498,946
Selling, general and administrative (Note 9)	143,578	157,870	189,001

Operating loss	(337,052)	(417,930)	(463,390)
Other income (expenses)
Interest income	126	21	773
Interest expense—shareholders’ and affiliates	(1,419)	(5,901)	(13,747)
Other, net	(704)	4,680	21,217

	(1,997)	(1,200)	8,243
Loss before income taxes	(339,049)	(419,130)	(455,147)
Income taxes (Note 6)	—	—	—

Net loss	$(339,049)	$(419,130)	$(455,147)

The accompanying notes are an integral part of these financial statements

STREAM S.p.A.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 1999, 2000 and 2001
(in Thousands of U.S. Dollars)

	1999	2000	2001
	(Restated)	(Restated)
Cash flows from operating activities
Net loss	$(339,049)	$(419,130)	$(455,147)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	38,122	47,348	83,276
Changes in operating assets and liabilities:
Inventories	1,611	(3,488)	2,977
Television rights costs, current	85,854	(88,918)	136,657
Trade accounts receivable	(16,634)	(25,736)	(26,731)
Receivables from shareholders and affiliates	(39,637)	34,846	(8,142)
Receivables for VAT and other current assets	(40,351)	(45,078)	8,457
Long-term television rights costs	—	190,389	5,753
Trade accounts payable	77,965	36,274	26,928
Payables for television rights costs	(85,854)	88,918	(136,657)
Payables due to shareholders and affiliates	147,890	(28,481)	115,394
Deferred revenue	10,978	18,986	6,047
Accrued expenses	6,817	(1,633)	(484)
Long-term liabilities for television rights costs	—	(190,389)	(5,753)
Liability for employees’ severance indemnities	503	300	554

Cash used in operating activities	(151,785)	(385,792)	(246,871)

Cash flows from investing activities:
Acquisition of property and equipment	(102,656)	(113,523)	(70,017)
Investment in intangible assets	(1,322)	(7,758)	(10,165)
Proceeds from disposal of property and equipment	1,338	753	863

Cash used in investing activities	(102,640)	(120,528)	(79,319)

Cash flows from financing activities:
Shareholders’ contributions	292,288	446,895	297,086
Decrease (increase) in financing payables due to shareholders and affiliates	(2,334)	47,585	21,857

Cash provided by financing activities	289,954	494,480	318,943

Effect of exchange rate changes on cash and cash equivalents	(2,069)	(2,555)	11,644

Net increase (decrease) in cash and cash equivalents	33,460	(14,395)	4,397

Cash and cash equivalents at the beginning of the year	1,664	35,124	20,729

Cash and cash equivalents at the end of the year	$35,124	$20,729	$25,126

Supplemental information to Statements of Cash Flows:
Cash paid for interest—shareholders’ and affiliates	$1,178	$5,901	$13,747
Non cash contribution from shareholders	$30,202	$—	$—
Cash paid for taxes	$—	$—	$—

The accompanying notes are an integral part of these financial statements

STREAM S.p.A.
STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)
For the Years Ended December 31, 1999, 2000 and 2001
(in Thousands of U.S. Dollars)

	Common Shares	Additional Paid-in Capital	Accumulated Deficit	Accumulated other comprehensive income (loss)	Total
Balance as of January 1, 1999	$134,621	$114,99	$(245,450)	$(5,569)	$(1,405)
Capital contribution (Note 5)	—	176,318	—	—	176,318
Capital contribution in the form of a loan forgiven by a major shareholder (Note 5) Issuance of shares	— 106,684	30,202 —	— —	— —	30,202 106,684
Comprehensive income (loss):
Net loss for the year	—	—	(339,049)	—	(339,049)
Foreign currency translation adjustments	—	—	—	11,542	11,542

Total comprehensive loss (income)	—	—	(339,049)	11,542	(327,507)

Balance as of December 31, 1999	241,305	321,513	(584,499)	5,973	(15,708)
Reduction in par value of common shares (Note 5) Issuances of common shares (Note 5)	(253,981 468,091)	253,981 —	— —	— —	— 468,091
Comprehensive loss:
Net loss for the year	—	—	(419,130)	—	(419,130)
Foreign currency translation adjustment				(19,828)	(19,828)

Total comprehensive loss	—	—	(419,130)	(19,828)	(438,958)

Balance as of December 31, 2000	455,415	575,494	(1,003,629)	(13,855)	13,425
Capital contribution (Note 5)	—	297,086	—	—	297,086
Effect of converting to Euro (Note 5)	(82)	82	—	—	—
Comprehensive income (loss):
Net loss for the year	—	—	(455,147)	—	(455,147)
Foreign currency translation adjustment	—	—	—	11,320	11,320

Total comprehensive (loss) income	—	—	(455,147)	11,320	(443,827)

Balance as of December 31, 2001	$455,333	$872,662	$(1,458,776)	$(2,535)	$(133,316)

The accompanying notes are an integral part of these financial statements

STREAM S.p.A.
NOTES TO THE FINANCIAL STATEMENTS
Years Ended December 31, 1999, 2000 and 2001
(Amounts in Thousands of U.S. Dollars, Except as Otherwise Indicated)

1. Description of business and basis of presentation

Description of business

Stream S.p.A. (“Stream” or the “Company”) was formed in December 1993. The Company operates in the satellite and cable television business in Italy, supplying both pay television and pay-per-view television, broadcasting of significant film and sporting events delivered via set-top decoder boxes and conditional access modules. Customers subscribe to pay television for a pre-determined time period, generally an annual contract. The Company acquires programming from various suppliers, including movie studios, sporting teams and other content providers. The Company has also entered into various contractual arrangements with certain Italian soccer teams that play in the “Serie A,” or Italian professional soccer league. The amounts to be paid to these teams for the rights to broadcast their live games and highlights are specified in the individual contracts.

Management considers the Company as operating in one segment, television broadcasting, and one geographic region, Italy. The customer base consists predominately of Italian households, geographically dispersed throughout the country.

Basis of presentation

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are reported in the United States dollar (“U.S. dollars”), the Company’s reporting currency for U.S. GAAP purposes. The Company is 50% owned each by Telecom Italia S.p.A (“Telecom Italia”), an Italian company, and News Publishing Australia Ltd (“NPAL”), an American company.

The accompanying financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business. Consequently, the financial statements do not reflect any adjustments that might result if the Company is not able to continue as a going concern. The Company has negative working capital and an accumulated deficit of $330,686 and $1,458,776, respectively, at December 31, 2001, and has cumulatively used $784,448 of cash in operations during the three years in the period ended December 31, 2001. A shareholder of the Company, NPAL, has proposed a plan that they believe will help the Company continue as a going concern. The plan calls for the shareholders to acquire the operations of the sole competitor of the Company in Italy and subsequently merge the operations of the respective entities into a single operating unit in the Italian market. Anti-trust regulators with jurisdiction over the proposal have yet to approve the plan of merger.

There can be no assurances that, even if the respective entities are merged into a single operating unit in the Italian market, the operating difficulties will be eased. The shareholder have agreed to fund the Company to at least December 31, 2002.

2. Correction of an Error

In preparing its 2001 financial statements, the Company determined that it had prematurely recognized certain non-sporting event licensing costs and the related liabilities at both December 31, 2000 and 1999. Consequently, the Company has restated its balance sheet as of December 31, 2000, and its statements of cash flows for the years ended December 31, 1999 and 2000, to reflect the correction of this error.

This correction of an error had no effect on stockholders’ equity (deficit), results of operations or cash used in operations as previously reported for any year presented. The following tables identifies the respective line items that have been restated in the accompanying financial statements:

STREAM S.p.A.
NOTES TO THE FINANCIAL STATEMENTS
Years Ended December 31, 1999, 2000 and 2001
(Amounts in Thousands of U.S. Dollars, Except as Otherwise Indicated)

Balance sheet:
	As previously reported at December 31, 2000	Effect of the correction of an Error	As Restated December 31, 2000
Television rights cost, current	$248,991	$(46,859)	$202,132
Long-term Television rights	334,902	(328,336)	6,566
Total Assets	967,634	(375,195)	592,439
Trade Accounts Payable	363,284	(46,859)	316,425
Long-term liabilities for television rights	334,902	(328,336)	6,566
Total Liabilities	$967,634	$(375,195)	$592,439

Statement of Cash Flows:
	As previously reported as of December 31, 2000	Effect of the correction of an Error	As Restated December 31, 2000
Television rights cost, current	$(135,319)	$46,401	$(88,918)
Long-term Television rights	(134,739)	140,492	$5,753
Trade Accounts Payable	171,595	(46,401)	$125,194
Long-term liabilities for television rights	134,739	(140,492)	(5,753)
Cash used in operating activities	$(385,648)	$—	$(385,648)

Statement of Cash Flows:
	As previously reported as of December 31, 1999	Effect of the correction of an error	As Restated December 31, 1999
Television rights cost, current	$(86,959)	$172,813	85,854
Long-term Television rights	37,592	(37,592)	—
Trade Accounts Payable	164,924	(172,813)	(7,889)
Long-term liabilities for television rights	(37,592)	37,592	—
Cash used in operating activities	$(151,586)	$—	$(151,586)

3. Summary of significant accounting policies

Cash and cash equivalents

The Company defines cash and cash equivalents as cash on hand, demand deposit accounts with banks and cash invested temporarily in various highly liquid instruments, with original maturities of three months or less.

Trade accounts receivables, net

Trade accounts receivables are stated, net of an allowance for doubtful accounts, at their estimated realizable value.

Inventories

Inventories are stated at the lower of cost or net realizable value (“market”). Cost is determined on an average cost basis. Inventories consist principally of ancillary materials necessary to furnish the subscribers with the equipment necessary in order to view the broadcasted channels for which they have subscribed.

Television rights costs

Television rights costs consist of the contracted fees charged by content providers for the broadcast of selected channels, films and sporting events to subscribers through the Company’s satellite and cable TV distribution business. Programming rights and their related liabilities are recorded at cost from the date they are available for transmission.

STREAM S.p.A.
NOTES TO THE FINANCIAL STATEMENTS
Years Ended December 31, 1999, 2000 and 2001
(Amounts in Thousands of U.S. Dollars, Except as Otherwise Indicated)

The Company has single and multi-year contracts for broadcast rights of programs and sporting events, spanning from a minimum of one to a maximum of ten years. In accordance with Statement of Financial Accounting Standards (“SFAS”) 63, “Financial Reporting by Broadcasters”, program rights for entertainment programs and sporting events are expensed over their contractual duration starting from the date such content first becomes available for broadcast, the total cost of the contract is reasonably known and the Company has accepted the programming from the content provider. Payments for such rights are generally made based on minimum guaranteed amounts or using rate calculations specified in the individual contracts. At the inception of these contracts and periodically thereafter, the Company evaluates the recoverability of the costs associated therewith against the revenues directly associated with the program material and related expenses. Where an evaluation indicates that a programming contract will result in an ultimate loss, additional amortization is provided to currently recognize that loss. No such provisions have been recorded in the accompanying financial statements.

The future amounts due under both the sporting and movie rights contracts for which the recognition criteria of SFAS 63 have not been met are fully reflected in the Note 12 under commitments and contingencies.

As of January 1, 2001, the Company has changed its accounting method for the recognition of television sporting rights on a prospective basis. As of January 1, 2001, capitalization of the television sporting rights and the recognition of the corresponding liability are recorded when the sporting event has actually occurred, that is, it is available for distribution to customers. The Company believes that this presentation more accurately reflects the uncertainties associated with sports television broadcasting, in particular given the financial difficulties experienced by certain sporting teams and the Italian soccer league in particular. Under the Company’s current agreements, if teams do not play games, then there is no commitment on the part of the Company to pay the team. The current economic uncertainty surrounding these teams makes forecasting the ultimate number of games that will be played by contracted teams unreliable. Under the current method the Company capitalized sports rights of $18 at December 31, 2001. Under the previous method, the Company would have capitalized sports rights of $544,653 equity (deficit) at December 31, 2001. This change did not impact cash used in operations, net loss or total shareholders’ equity (deficit) for all years presented.

Contractual obligations for program rights that will be transmitted later than December 31, 2002, are included in “Long term liabilities for television rights costs” debts at face value. The corresponding amounts of program rights that will be transmitted before December 31, 2002, are included in “Television rights costs, current”.

The Company has signed several contracts with individual Serie A soccer teams in Italy, and a distribution agreement with a supplier for the rights to the Championship League soccer games. Payments under the contracts to the individual soccer teams are based on fixed fee schedules, with no allowances for renegotiation or additional payments. Payments can be changed if the team changes their league, which generally occurs based on the competitive results of the year. The contracts are for an average period of five years and will require renegotiation with the individual teams at the expiration.

Program payments made in advance of the Company having availability to transmit the related programs are treated as prepayments and are reflected in “Television rights costs, current” in the accompanying financial statements.

The television rights costs are expensed as follows:

Soccer games	— 100% on first showing
Movie Channels	— Straight-line basis over the period of transmission
Rights (library movies)	— Effective number of showings (current movies)

STREAM S.p.A.
NOTES TO THE FINANCIAL STATEMENTS
Years Ended December 31, 1999, 2000 and 2001
(Amounts in Thousands of U.S. Dollars, Except as Otherwise Indicated)

Property and equipment, net

Property and equipment are stated at cost. Such assets are depreciated on a straight-line basis with useful lives ranging from four to eight years. Costs associated with the repair and maintenance of property are expensed as incurred. Repair and maintenance that significantly adds to the life of the asset are capitalized and depreciated over the remaining estimated life of the asset. Set-top boxes are depreciated over five years, which represents the estimated useful life of the set-top box. Depreciation is charged from the date on which the asset is placed into service and included in cost of services. The Company estimates, based on historical results, the number of set top boxes outstanding that have been lost, stolen or damaged and accrues an amount that is charged to cost of services periodically. The capitalized cost of the set top boxes is reduced for the corresponding amount. The standard contract with the Company’s customers requires that the set-top box be returned upon termination of the contract. Upon return of the set-top box, it is generally re-issued to a new customer upon refurbishment, if necessary. Refurbishment costs are expensed as incurred as part of costs of services.

Intangible assets, net

Intangible assets consist principally of acquired intellectual property rights, licenses and trademarks. They are stated at cost and are amortized on a straight-line basis over the lesser of their legal or contractual lives or their estimated useful lives, generally ranging from three to five years.

Impairments

The Company periodically reviews the propriety of the carrying amount of long-lived assets, including intangible assets, as well as the related depreciation and amortization periods to determine whether current events or circumstances warrant adjustments to the carrying value and/or estimated useful lives. This evaluation consists of the Company’s projection of undiscounted future operating cash flows before interest over the remaining lives of the intangible assets, in accordance with SFAS 121, “Accounting for the Impairment of Long-Lived Assets to Be Disposed Of”. Based on its review, the Company believes that no significant impairment of its long-lived assets or related intangible assets has occurred.

Liability for employees’ severance indemnities

In accordance with Italian severance pay statutes and labor contracts, an employee benefit is accrued for service to date and is immediately payable upon separation, regardless of cause. The termination benefit is calculated in accordance with local civil and labor laws based on each employee’s length of service, employment category and remuneration. The termination liability is adjusted annually by a cost-of-living index provided by the Italian government. The liabilities recorded in the accompanying balance sheets are the amounts that employees would be eligible for as of those dates, net of any advances. The charge to earnings for the mandatory severance benefit was $987, $1,021 and $1,288 in 1999, 2000 and 2001, respectively.

Income taxes

The Company accounts for income taxes under the provisions of SFAS 109, “Accounting for Income Taxes”. SFAS 109 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Net deferred tax assets are then reduced by a valuation allowance if management believes it is more likely than not that the assets will not be recovered.

STREAM S.p.A.
NOTES TO THE FINANCIAL STATEMENTS
Years Ended December 31, 1999, 2000 and 2001
(Amounts in Thousands of U.S. Dollars, Except as Otherwise Indicated)

Foreign currency translation

The accounts of the Company are translated in accordance with SFAS 52, “Foreign Currency Translation”. The Company’s management has elected to present these financial statements in U.S. dollars. The financial statements of the Company are translated from its functional currency, the Euro, into the reporting currency, the U.S. dollar, utilizing the current rate method. Accordingly, assets and liabilities are translated at exchange rates in effect at the end of the year, and revenues and expenses are translated at the average exchange rate of the period in which they are realized during the year. All cumulative translation gains or losses from the translation into the Company’s reporting currency are included as a separate component of shareholders’ equity (deficit) as “Accumulated other comprehensive income (loss)” in the accompanying balance sheets. Prior to 2001, the Company’s functional currency was the Italian Lire, which was officially replaced in 2001 with the Euro as the legal currency of the Italian government. The exchange rate between the Italian Lire and the Euro was permanently frozen at Lire 1,936.27 to Euro 1 for all periods presented.

Exchange gains and losses arising from transactions denominated in foreign currencies are included in “other, net” in the accompanying statements of operations. Foreign currency transaction losses (gains) were $346, $471 and ($53) for the years ended December 31, 1999, 2000 and 2001, respectively.

Revenue recognition

The Company derives its revenue principally from the sale of satellite and cable television subscription (“pay TV”) services to individuals under contracts of two months or one year in duration.

Under these arrangements, revenues are derived principally from:

—	subscriptions for annual pay TV contracts;
—	rentals of set-top boxes; and
—	pay-per-view television consumption

Revenue from subscriptions of pay TV contracts and related rentals of set-top boxes are billed in advance (annually or every two months) and are recognized on a straight-line basis over the related subscription period. The unrecognized portions of advance billings to customers are reported as deferred revenues.

Revenue from pay-per-view events is recognized when the related event is made available for viewing.

Comprehensive income (loss)

The Company follows SFAS 130, “Reporting Comprehensive Income,” for the reporting and display of comprehensive income and its components in the financial statements and thereby reports a measure of all changes in equity of an enterprise that results from transactions and other economic events other than transactions with the shareholders. Items of “Accumulated other comprehensive income (loss)” are reported in the accompanying statements of shareholders’ equity (deficit).

Use of estimates

The preparation of the financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

STREAM S.p.A.
NOTES TO THE FINANCIAL STATEMENTS
Years Ended December 31, 1999, 2000 and 2001
(Amounts in Thousands of U.S. Dollars, Except as Otherwise Indicated)

Market risk exposure

The Company is potentially subject to foreign currency exchange rate risk relating to payments to suppliers in the United States, as well as other international markets. The Company’s financial statements could be affected by factors such as changes in foreign currency exchange rates. The Company did not engage in any hedging activities during 1999, 2000 or 2001.

Advertising costs

All advertising costs are expensed as incurred.

Reclassifications

In addition to the amounts discussed in Note 2, certain amounts in the 1999 and 2000 financial statements have been reclassified to conform to the 2001 presentation.

Recently issued accounting pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued statement SFAS 141, “Business Combinations”, and SFAS, “Goodwill and Other Intangible Assets”. SFAS 141 supersedes APB Opinion 16, “Business Combinations,” and SFAS 38, “Accounting for Pre-acquisition Contingencies of Purchase Enterprises.” SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and changes the criteria for recognizing intangible assets apart from goodwill. SFAS 142 supersedes APB Opinion 17, “Intangible Assets”, and addresses how purchased intangibles should be accounted for upon acquisition. SFAS 142 prescribes the necessary accounting for both identifiable intangibles and goodwill after initial recognition under SFAS 141. SFAS 142 requires that goodwill, including net book value associated with equity method investments, and indefinite lived intangible assets no longer be amortized upon adoption of SFAS 142, but instead are tested for impairment at least annually. Amortization of definite-lived intangibles will continue over their useful lives. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001, except for the non amortization provisions for goodwill and indefinite-lived intangible assets acquired after June 30, 2001, which will be subject immediately to provisions of SFAS 142. The Company does not believe that adoption of these Statements will have a material impact on its financial position, results of operations, or cash flows.

In July 2001, the FASB issued SFAS 143, “Accounting for Asset Retirement Obligations”. The objective of this Statement is to provide accounting guidance for legal obligations associated with the retirement of long-lived assets. SFAS 143 requires that fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred and accreted to its present value each period. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently depreciated over the assets useful life. The Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not believe that adoption of this standard will have a material impact on its financial position, results of operations, or cash flows.

In October 2001, the FASB issued SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” which is effective for fiscal years beginning after December 15, 2001. This new standard supersedes SFAS 121, “Accounting for the Impairment of Long-Lived Assets and for the Long-Lived Assets to be Disposed Of”, providing one accounting model for the review of asset impairment. SFAS 144 retains the current requirement to recognize an impairment loss only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows and exceeds its fair value. The Company does not believe that adoption of this Statement will have a material impact on its financial position, results of operations, or cash flows.

STREAM S.p.A.
NOTES TO THE FINANCIAL STATEMENTS
Years Ended December 31, 1999, 2000 and 2001
(Amounts in Thousands of U.S. Dollars, Except as Otherwise Indicated)

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, 64, Amendment of FASB Statement No. 13 and Technical Corrections”. The contents of SFAS No. 145 are varied, however, the Company does not believe that adoption of this Statement will have a material impact on its financial position, results of operations, or cash flows.

4. Trade accounts receivable, net

Trade accounts receivable consist of the following:

	As of December 31,
	2000	2001
Receivables from subscribers	$57,786	$96,247
Allowance for bad debts	(13,137)	(28,215)

	$44,649	$68,032

5. Shareholders’ equity (deficit)

Common shares

At December 31, 1999, fully subscribed and paid-in share capital consisted of 40,000,000 common shares with a par value of Italian Lire 10,000 (€5.16, or $4.55 equivalent) each.

In February 2000, there was an increase in common shares due to the issuance of 54,000,000 shares with a par value of Italian Lire 10,000 (€5.16 or $4.55 equivalent).

In August 2000, the par value of the common shares was reduced from Lire 10,000 (€5.16 or $4.55 equivalent) to Lire 4,435 (€2.29 or $2.02 equivalent). The effect of the reduction of the par value of the common stock was to reclassify $253,981 to additional-paid-in capital, reducing the common stock account to the total of the shares outstanding and the revised par value.

In September 2000, there was an increase in equity due to the issuance of 90,000,000 additional common shares with a nominal value of Italian Lire 4,435 (€2.29 or $2.02 equivalent), fully subscribed and paid.

As of December 31, 2000, common stock consisted of 184,000,000 common shares with a nominal value of Italian Lire 4,435 each (€2.29 or $2.02 equivalent).

In 2001, the share capital of the Company was re-denominated into Euros by adjusting the par value of the shares into Euro and rounding the par value to €2.29 ($2.02 equivalent). Consequently the capital account was adjusted to reflected to changed par value of the shares, with the excess amount of the par value transferred to additional paid-in-capital.

Additional paid-in-capital

In May 1999, News Television Ltd acquired 35% of the Company’s common shares from Telecom Italia. In return, Telecom Italia forgave a receivable of $30,202 due from the Company. The receivable had arisen during the course of Telecom Italia’s normal funding of the Company’s operations. Telecom Italia did not receive any additional shares from Stream as a result of this transaction. The value of the debt forgiven by the shareholder was credited to the additional paid-in-capital account as no shares were issued.

STREAM S.p.A.
NOTES TO THE FINANCIAL STATEMENTS
Years Ended December 31, 1999, 2000 and 2001
(Amounts in Thousands of U.S. Dollars, Except as Otherwise Indicated)

As of July 16, 2001, a further capital contribution of $297,086 was made, subscribed to on a pro rata basis by both shareholders. No additional shares were issued by the Company for the contribution from the shareholders.

6. Income taxes

The Company has incurred operating losses since its inception and therefore has not incurred income tax expense. Because of its history of operating losses, the Company has recorded a valuation allowance against all of its deferred tax assets. Net operating loss carryforwards available to the Company are $1,182,303 as of December 31, 2001. All net operating losses are within the Italian tax jurisdiction and expire within five years as follow:

Year Expiring	As of December 31, 2001
2002	$97,091
2003	146,273
2004	235,424
2005	310,820
2006	392,695

$1,182,303

The components of net deferred tax assets are as follows:

	As of December, 31
	2000	2001
Deferred tax assets:
Net operating loss carry forwards	$875,303	$1,182,303
Television rights	34,367	60,699
Other accrued expenses	3,748	20,899

Deferred tax assets	913,418	1,263,901
Less: valuation allowance	(913,418)	(1,263,901)

Total net deferred tax asset	$—	$—

7. Revenues

	For the years ended December 31,
	1999	2000	2001
Subscription revenue	$29,325	$91,704	$173,679
Set top box rental revenue	7,248	21,109	28,639
Pay per view subscription revenue	4,544	6,483	7,807
Other	3,094	8,297	14,432

	$44,211	$127,593	$224,557

STREAM S.p.A.
NOTES TO THE FINANCIAL STATEMENTS
Years Ended December 31, 1999, 2000 and 2001
(Amounts in Thousands of U.S. Dollars, Except as Otherwise Indicated)

8. Cost of services

	For the years ended December 31,
	1999	2000	2001
Sports rights costs	$80,209	$175,580	$228,340
Pay per view rights costs	6,303	5,175	5,421
Pay TV rights costs	51,386	103,003	136,388
Satellite rental	24,414	23,637	28,500
Optical fiber cabling	13,088	7,299	6,784
Salaries and wages	10,965	12,211	13,483
Raw materials	17,010	18,135	5,081
Depreciation and amortization	34,310	42,613	74,949

	$237,685	$387,653	$498,946

9. Selling, general and administrative expenses

	For the years ended December 31,
	1999	2000	2001
Advertising	$35,595	$41,950	$55,397
Salaries & wages	10,965	12,211	13,483
Customer service	9,385	9,437	10,792
Maintenance	5,217	3,829	3,822
Bad debt allowance	4,606	8,296	16,031
Selling commissions	26,957	30,412	20,428
Administrative costs	15,062	14,143	13,798
Rental, maintenance and other	6,769	8,586	5,832
Depreciation and amortization	3,812	4,735	8,327
Other operating expenses	25,210	24,271	41,091

Total	$143,578	$157,870	$189,001

10. Depreciation and amortization

	For the years ended December 31,
	1999	2000	2001
Tangible assets	$34,341	$43,716	$77,195
Intangible assets	3,781	3,632	6,081

Total	$38,122	$47,348	$83,276

11. Shareholders’ interest expense

The Company incurred shareholders’ interest expense in the amount of $1,419, $5,901 and $13,747 for the years ended December 31, 1999, 2000 and 2001, respectively. These amounts consist mainly of interest expense to the shareholders’ for financing. For terms and conditions, see Note 13.

STREAM S.p.A.
NOTES TO THE FINANCIAL STATEMENTS
Years Ended December 31, 1999, 2000 and 2001
(Amounts in Thousands of U.S. Dollars, Except as Otherwise Indicated)

12.  Commitments and contingencies

Purchase commitments

The Company has entered into non-cancelable programming rights contracts for television rights costs, which extend through 2010. The future minimum payments of these contracts as of December 31, 2001, are as follows:

Year ending December 31,
2002	$306,351
2003	251,177
2004	208,077
2005	132,752
2006	25,322
Thereafter	54,447

Total future purchase commitments	$978,126

Litigation

In the ordinary course of business, the Company has become involved in disputes or litigation. While the result of such disputes cannot be predicted with certainty, in management’s opinion, based on the advice of counsel, the ultimate resolution of these disputes will not have a material adverse effect on the Company’s financial position or its results of operations.

13.  Related party transactions

The following tables sets forth the balances of accounts receivable and accounts payable, revenues and expenses regarding the Company’s transactions with its shareholders and their affiliates:

	As of December 31,
	2000		2001
	Receivables	Payables	Receivables	Payables
Shareholders
Telecom Italia	$4,837	$74,383	$2,867	$131,938
NPAL	—	54,187	—	107,260
Shareholder Affiliates
Italtel S.p.A.	2,359	45,725	—	33,743
Telespazio S.p.A.	12	14,442	10,999	31,652
Emsa Società immobiliare per azioni	—	5	—	—
Atesia S.p.A.	—	7,249	—	8,597
NDS Ltd	—	2,715	—	4,649
Finsiel S.p.A.	111	704	—	219
Fox Kids Europe	100	3,209	—	393
TIM	—	8,459	—	6,918
Telesoft	—	793	—	4,429
National Geographic (“NGC”)	—	—	1,138	4,948

Total	$7,419	$211,871	$15,004	$334,746

STREAM S.p.A.
NOTES TO THE FINANCIAL STATEMENTS
Years Ended December 31, 1999, 2000 and 2001
(Amounts in Thousands of U.S. Dollars, Except as Otherwise Indicated)

	Years ended December 31,
	1999		2000		2001
	Revenues	Expenses	Revenue	Expenses	Revenue	Expenses
Shareholders
Telecom Italia	$2,770	$22,182	$6,459	$18,036	$1,040	$16,107
NPAL	—	157	—	2,969	—	6,866
Società Diritti Sportivi S.r.l. (S.D.S.)	—	56,709	—	—	—	—
Cecchi Gori Group Finmavi S.r.l.	—	2,361	—	—	—	—

Affiliates of shareholders
National Geographic	—	—	1	6,238	—	9,592
Italtel S.p.A.	544	1,048	—	108,722	—	59,641
Telespazio S.p.A.	9	24,415	145	25,281	—	26,035
Emsa Società immobiliare per azioni	15	4,843	15	1,940	—	—
Atesia S.p.A.	—	9,736	—	14,663	—	9,450
NDS Ltd	—	3	—	4,686	—	—
Sirti S.p.A.	7	1,402	—	—	—	—
Finsiel S.p.A.	47	1,392	—	—	—	—
Fox Kids Europe	—	—	85	2,888	—	—
SEAT	—	—	619	619	—	—
TIM	—	—	—	4,680	—	—
Telesoft	—	—	—	785	—	—
News Corp Europe Ltd	—	376	—	—	—	—

Total	$3,392	$124,624	$7,324	$191,507	$1,040	$127,691

All affiliates are subsidiaries or investments of the shareholders or their parent company:

Transactions with Telecom Italia and NPAL mainly relate to Euro denominated loans granted by both shareholders for an amount of $51,069 each (total of $102,138), with interest cost based on the Euribor rate plus 2.875%. In the course of the year 2001 the shareholders granted further funding under the same conditions, for a total amount of $203,720 ($101,860 each). The loan amount due as of December 31, 2001, and included in payables due to shareholders and affiliates in the accompanying balance sheet was $45,196 ($22,598 each, due on October 7, 2002. ) The remaining amount due to the shareholders relates to trade payables for the renting of transmission lines for cable TV.

Transactions with SDS relate to the advances paid for the acquisition of soccer rights and to trade payables for the acquisition of the aforementioned rights.

Transactions with Cecchi Gori Group Finmavi S.r.l. mainly relate to advances paid for the acquisition of film rights and to trade payables for the acquisition of the aforementioned rights. Cecchi Gori was a former shareholder of the Company.

STREAM S.p.A.
NOTES TO THE FINANCIAL STATEMENTS
Years Ended December 31, 1999, 2000 and 2001
(Amounts in Thousands of U.S. Dollars, Except as Otherwise Indicated)

Transactions with Italtel S.p.A. mainly relate to the acquisition of set top boxes.

Transactions with Telespazio S.p.A. relate to satellite rental.

Transactions with Atesia S.p.A. relate to the “call center service” that Stream has outsourced to them.

Transactions with NDS Ltd mainly relate to the acquisition of equipment for simulcrypt technology.

Transactions with Sirti S.p.A. and Finsiel S.p.A. mainly relate to technical services.

Transactions with News Corp Europe Ltd relate to payments to some members of the Board of Directors for specific assignments.

Transactions with NGC and Fox Kids Europe relate to the payments of rights for the transmission of the related channels.

Transactions with TIM relate to the acquisition of TIM mobile rechargeable cards for promotional activity.

Transactions with SEAT relate to the acquisition of Internet services for promotional activity.

Transactions with Telesoft relate to the acquisition of information technology services.

14.  Subsequent events

Shareholder and affiliate transactions

In February 2002, Telespazio S.p.A., an entity controlled by Telecom Italia, transferred certain trade accounts receivable due from the Company totaling $27,849 to Telecom Italia. The debt to Telespazio S.p.A. was assumed by the shareholders on a pro-rata basis, and subsequently forgiven by both shareholders as a capital contribution. No new shares were issued.

Agreement with Vivendi

On October 1, 2002, News Corporation the parent company of a shareholder of NPAL, announced an agreement with Vivendi Universal, owner of Canal+/Telepiù, for the acquisition of Telepiù. The agreement, which is subject to certain closing conditions and requirements, including the successful review of the proposed transaction by Anti-Trust authorities, is expected to be closed by June 30, 2003.

15.  Shareholders meeting
On December 20, 2002 the Shareholders agreed to forgive an additional Euro 50 millions of indebtedness of shareholders loan.

EXHIBIT INDEX

Number	Description

1.1	Memorandum and Constitution of The News Corporation Limited, as amended on October 18, 1994.[1]

1.2	Amendments to the Constitution of The News Corporation Limited, dated January 31, 1995 and October 10, 1995.[2]

1.3	Extract from the Notice of Annual General Meeting of The News Corporation Limited setting forth amendments to its Constitution, adopted at its Annual General Meeting held on October 7, 1997.[3]

2.1
Amended and Restated Deposit Agreement, dated as of December 3, 1996, among The News Corporation Limited, Citibank, N.A. and the holders from time to time of American Depositary Receipts issued thereunder, representing American Depositary Shares of The News Corporation Limited each representing four Preferred Shares.[4]

2.2
Amended and Restated Deposit Agreement, dated as of October 29, 1996, among The News Corporation Limited, Citibank, N.A. and the holders from time to time of American Depositary Receipts issued thereunder, representing American Depositary Shares of The News Corporation Limited each representing four Ordinary Shares.[5]

2.3
Composite Revolving Credit Agreement, dated as of May 19, 1993 (including amendments dated August 9, 1993, September 14, 1993, May 12, 1994, March 30, 1995, February 29, 1996 and December 20, 1996) among News America Incorporated et al, several agents, managers and banks.[6]

2.4
Amendment No. 7, dated as of June 8, 1998, to the Revolving Credit Agreement dated as of May 19, 1993 (as amended on August 9, 1993, September 14, 1993, May 12, 1994, March 30, 1995, February 29, 1996 and December 20, 1996) among News America Incorporated et al, several agents, managers and banks.[7]

2.5
Amendment No. 8, dated as of November 22, 2000, to the Revolving Credit Agreement dated as of May 19, 1993 (as amended on August 9, 1993, September 14, 1993, May 12, 1994, March 30, 1995, February 29, 1996, December 20, 1996 and June 8, 1998) among News America Incorporated et al, several agents, managers and banks.[8]

2.6	Form of Preferred Ordinary Shares of The News Corporation Limited.[9]

2.7	Form of Preferred American Depositary Shares of The News Corporation Limited.[10]

2.8	Form of Ordinary Shares of The News Corporation Limited.[11]

2.9	Form of Ordinary American Depositary Shares of The News Corporation Limited.[12]

2.10
Indenture, dated as of February 28, 2001, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to the Liquid Yield Option™ Notes due February 28, 2021.[13]

2.11
Indenture, dated as of October 15, 1992, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company, as Trustee, with respect to the 10 1/8% Senior Debentures due October 15, 2012.[14]

2.12
First Supplemental Indenture, dated as of May 20, 1993, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First

1

National Bank of Boston), as Trustee, with respect to the 10-1/8% Senior Debentures due October 15, 2012.[15]

2.13
Second Supplemental Indenture, dated as of July 21, 1993, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the 10-1/8% Senior Debentures due October 15, 2012.[16]

2.14
Third Supplemental Indenture, dated as of May 12, 1994, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the 10-1/8% Senior Debentures due October 15, 2012.[17]

2.15
Form of Fourth Supplemental Indenture, dated as of August 1, 1995, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the
10-1/8% Senior Debentures due October 15, 2012.[18]

2.16
Fifth Supplemental Indenture, dated March 2, 2000, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the 10-1/8% Senior Debentures due October 15, 2012.[19]

2.17
Sixth Supplemental Indenture, dated as of February 14, 2001, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the 10-1/8% Senior Debentures due October 15, 2012.[20]

2.18
Indenture, dated as of January 28, 1993, by and among News America Holdings Incorporated, The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the senior debt securities.[21]

2.19
First Supplemental Indenture, dated as of March 24, 1993, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the senior debt securities.[22]

2.20
Second Supplemental Indenture, dated as of April 8, 1993, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the senior debt securities.[23]

2.21
Third Supplemental Indenture, dated as of May 20, 1993, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the senior debt securities.[24]

2.22
Fourth Supplemental Indenture, dated as of May 28, 1993, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the senior debt securities.[25]

2

2.23
Fifth Supplemental Indenture, dated July 21, 1993, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the senior debt securities.[26]

2.24
Form of Sixth Supplemental Indenture, dated as of January 25, 1994, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the senior debt securities.[27]

2.25
Form of Seventh Supplemental Indenture, dated as of February 4, 1994, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the senior debt securities.[28]

2.26
Form of Eighth Supplemental Indenture, dated as of May 12, 1994, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the senior debt securities.[29]

2.27
Form of Ninth Supplemental Indenture, dated as of August 1, 1995, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the senior debt securities.[30]

2.28
Form of Tenth Supplemental Indenture, dated as of March 2, 2000, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the senior debt securities.[31]

2.29
Form of Eleventh Supplemental Indenture, dated as of February 14, 2001, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the senior debt securities.[32]

2.30
Amended and Restated Indenture, dated as of March 24, 1993, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities.[33]

2.31
First Supplemental Indenture, dated as of May 20, 1993, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities.[34]

2.32
Second Supplemental Indenture, dated as of May 28, 1993, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities.[35]

2.33
Third Supplemental Indenture, dated as of July 21, 1993, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities.[36]

2.34	Fourth Supplemental Indenture, dated as of October 20, 1995, by and among News America

3

Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities.[37]

2.35
Fifth Supplemental Indenture, dated as of January 8, 1998, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities.[38]

2.36
Sixth Supplemental Indenture, dated as of March 1, 1999, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities.[39]

2.37
Seventh Supplemental Indenture, dated as of February 14, 2001, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities.[40]

2.38
Indenture, dated as of November 12, 1996, by and among News America Holdings Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to the 5% Subordinated Discount Debentures due 2016.[41]

2.39
First Supplemental Indenture, dated as of March 2, 2000, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to the 5% Subordinated Discount Debentures due 2016.[42]

2.40
Second Supplemental Indenture, dated as of February 14, 2001, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to the 5% Subordinated Discount Debentures due 2016.[43]

2.41
Other long-term borrowing instruments are omitted pursuant to Instruction 2(b) of the Instructions as to Exhibits to Form 20-F. The News Corporation Limited undertakes to furnish copies of such instruments to the Securities and Exchange Commission upon request.

4.1	Agreement and Plan of Merger, dated as of May 2, 2001, by and among Liberty Media Corporation, Liberty UVSG, Inc., The News Corporation Limited and News Publishing Australia Limited.[44]

4.2	Agreement and Plan of Merger, dated as of November 27, 2001, by and among Liberty Media Corporation, Liberty TVGIA, Inc., The News Corporation Limited and News Publishing Australia Limited.[45]

8	List of Subsidiaries.*

10.1	Consent of Ernst & Young regarding The News Corporation Limited.*

10.2	Consent of Ernst & Young LLP regarding Fox Entertainment Group, Inc.*

10.3	Consent of Deloitte & Touche regarding British Sky Broadcasting plc.*

10.4	Consent of Reconta Ernst & Young S.p.A. regarding Stream S.p.A.*

10.5	Notice regarding consent of Arthur Andersen LLP regarding The News Corporation Limited.*

10.6	Notice regarding consent of Arthur Andersen LLP regarding Fox Entertainment Group, Inc.*

10.7	Notice regarding consent of Arthur Andersen LLP regarding Stream S.p.A.*

10.8	Excerpt entitled Government Regulation of Item 4-Description of Business from the Annual Report on Form 20-F of British Sky Broadcasting Group plc for its fiscal year ended June 30, 2002.*

4

99.1	Statement with respect to Certifications pursuant to USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed herewith.

1
Incorporated by reference to Exhibit 1.3 to the Annual Report of The News Corporation Limited on Form 20-F (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 1994.

2
Incorporated by reference to Exhibit 1.1 to the Annual Report of The News Corporation Limited on Form 20-F (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 1995.

3
Incorporated by reference to Exhibit 1.3 to the Annual Report of The News Corporation Limited on Form 20-F (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 1997.

4
Incorporated by reference to Exhibit 4.2 to the Registration Statement of The News Corporation Limited on Form F-4 (Registration No. 333-6190) filed with the Securities and Exchange Commission on December 20, 1996.

5
Incorporated by reference to Exhibit 4.1 to the Registration Statement of The News Corporation Limited on Form S-8 (Registration No. 333-10338) filed with the Securities and Exchange Commission on May 10, 1999.

6
Incorporated by reference to Exhibit 10.21 to Amendment No. 4 to the Registration Statement of Fox Entertainment Group, Inc. on Form S-1 (Registration No. 333-61515) filed with the Securities and Exchange Commission on November 4, 1998.

7
Incorporated by reference to Exhibit 10.32 to Amendment No. 4 to the Registration Statement of Fox Entertainment Group, Inc. on Form S-1 (Registration No. 333-61515) filed with the Securities and Exchange Commission on November 4, 1998.

8
Incorporated by reference to Exhibit 1.1 to the Annual Report of The News Corporation Limited on Form 20-F (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2000.

9
Incorporated by reference to Exhibit (a) to the Registration Statement of The News Corporation Limited on Form 8-A (File No. 1-9141) filed with the Securities and Exchange Commission on November 2, 1994.

10
Incorporated by reference to Exhibit A of Exhibit 4.2 to Amendment No. 1 to the Registration Statement of The News Corporation Limited on Form F-3 (Registration No. 333-13556) filed with the Securities and Exchange Commission on June 29, 2001.

11
Incorporated by reference to Exhibit (a) to the Registration Statement of The News Corporation Limited on Form 8-A (File No. 1-9141) filed with the Securities and Exchange Commission on November 2, 1994.

5

12
Incorporated by reference to Exhibit A of Exhibit (c) to the Registration Statement of The News Corporation Limited on Form F-8-A (File No. 1-9141) filed with the Securities and Exchange Commission on November 2, 1994.

13
Incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Registration Statement of The News Corporation Limited on Form F-3 (Registration No. 333-13556) filed with the Securities and Exchange Commission on June 29, 2001.

14
Incorporated by reference to Exhibit 10.13 to Amendment No. 1 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-57286) filed with the Securities and Exchange Commission on January 27, 1993.

15
Incorporated by reference to Exhibit 10.16 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-63604) and Post-Effective Amendment No. 1 to the Registration Statement on Form F-3 of the News America Holdings Incorporated (Registration No. 33-59688) filed with the Securities and Exchange Commission on May 28, 1993.

16
Incorporated by reference to Exhibit 10.10 to Amendment No. 1 to the Registration Statement of The News Corporation Limited on Form F-3 (Registration No. 33-66930) filed with the Securities and Exchange Commission on August 11, 1993.

17
Incorporated by reference to Exhibit No. 2.3 to the Annual Report of The News Corporation Limited on Form 20-F (as amended) (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 1994.

18
Incorporated by reference to Exhibit No. 2.3 to the Annual Report of The News Corporation Limited on Form 20-F (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 1995.

19
Incorporated by reference to Exhibit 2.16 to the Annual Report of The News Corporation Limited on Form 20-F (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2000.

20
Incorporated by reference to Exhibit 2.17 to the Annual Report of The News Corporation Limited on Form 20-F (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2001.

21	Incorporated by reference to Exhibit 2 to the Report of The News Corporation Limited on Form 6-K filed with the Securities and Exchange Commission dated January 28, 1993.

22	Incorporated by reference to Exhibit 2 to the Report of The News Corporation Limited on Form 6-K filed with the Securities and Exchange Commission dated April 26, 1993.

23	Incorporated by reference to Exhibit 3 to the Report of The News Corporation Limited on Form 6-K filed with the Securities and Exchange Commission dated April 26, 1993.

24
Incorporated by reference to Exhibit 4.7 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-63604) and Post-Effective Amendment No. 1 to the Registration Statement on Form F-3 of News America Holdings Incorporated (Registration No. 33-59688) filed with the Securities and Exchange Commission on May 28, 1993.

25
Incorporated by reference to Exhibit 4.8 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-63604) and Post-Effective Amendment No. 1 to the Registration Statement on Form F-3 of News America Holdings Incorporated (Registration No. 33-59688) filed with the Securities and Exchange Commission on May 28, 1993.

6

26
Incorporated by reference to Exhibit 4.6 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-74574) filed with the Securities and Exchange Commission on January 28, 1994.

27
Incorporated by reference to Exhibit 4.7 to Amendment No. 1 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-74574) filed with the Securities and Exchange Commission on February 4, 1994.

28
Incorporated by reference to Exhibit 4.8 to Amendment No. 1 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-79334) filed with the Securities and Exchange Commission on June 14, 1994.

29
Incorporated by reference to Exhibit 4.9 to Amendment No. 1 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-79334) filed with the Securities and Exchange Commission on June 14, 1994.

30
Incorporated by reference to Exhibit 4.10 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-94868) filed with the Securities and Exchange Commission on July 24, 1995.

31
Incorporated by reference to Exhibit 10.12 to the Annual Report of Fox Entertainment Group, Inc. on Form 10-K (File No. 1-14595) filed with the Securities and Exchange Commission on September 28, 2001.

32
Incorporated by reference to Exhibit 10.13 to the Annual Report of Fox Entertainment Group, Inc. on Form 10-K (File No. 1-14595) filed with the Securities and Exchange Commission on September 28, 2001.

33
Incorporated by reference to Exhibit 4.1 to the Registration Statement of The News Corporation Limited on Form F-3 (Registration No. 33-67008) filed with the Securities and Exchange Commission on May 4, 1993.

34
Incorporated by reference to Exhibit 4.1 to the Registration Statement of The News Corporation Limited on Form F-3 (Registration No. 33-67008) filed with the Securities and Exchange Commission on May 4, 1993.

35
Incorporated by reference to Exhibit 4.3 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-63604) and Post-Effective Amendment No. 1 to the Registration Statement News America Holdings Incorporated on Form F-3 (Registration No. 33-59688) filed with the Securities and Exchange Commission on May 28, 1993.

36
Incorporated by reference to Exhibit 4.14 to Amendment No. 1 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-98238) filed with the Securities and Exchange Commission on October 23, 1995.

37
Incorporated by reference to Exhibit 4.15 to Amendment No. 1 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-98238) filed with the Securities and Exchange Commission on October 23, 1995.

38
Incorporated by reference to Exhibit 10.20 to the Annual Report of Fox Entertainment Group, Inc. on Form 10-K (File No. 1-14595) filed with the Securities and Exchange Commission on September 28, 2001.

7

39
Incorporated by reference to Exhibit 10.21 to the Annual Report of Fox Entertainment Group, Inc. on Form 10-K (File No. 1-14595) filed with the Securities and Exchange Commission on September 28, 2001.

40
Incorporated by reference to Exhibit No. 1.5 to the Annual Report of The News Corporation Limited on Form 20-F (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 1996.

41
Incorporated by reference to Exhibit 10.3 to the Registration Statement of The News Corporation Limited on Form F-3 (Registration No. 33-46196) filed with the Securities and Exchange Commission on March 24, 1992.

42
Incorporated by reference to Exhibit 2.39 to the Annual Report of The News Corporation Limited on Form 20-F (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2001.

43
Incorporated by reference to Exhibit 2.40 to the Annual Report of The News Corporation Limited on Form 20-F (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2001.

44
Incorporated by reference to Exhibit 7(g) to Amendment No. 2 of Schedule 13D/A of The News Corporation Limited and certain other persons filed with the Securities and Exchange Commission on May 17, 2001.

45
Incorporated by reference to Exhibit 7(j) to Amendment No. 3 of Schedule 13D/A of The News Corporation Limited and certain other persons filed with the Securities and Exchange Commission on December 7, 2001.

8