Form 20-F/A
period 2002-06-30
NEWS CORP LTD
filed 2003-07-01
CIK 788509

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

2 Holt Street, Surry Hills, New South Wales, Australia 2010

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

EXPLANATORY NOTE

This Form 20-F/A hereby amends Items 3, 5, 8, 11, 18 and 19 of the Registrant’s Annual Report on Form 20-F for the fiscal year ended June 30, 2002, which was filed on December 30, 2002. This amendment includes editorial changes and expanded discussions of information included in the original report in response to disclosure recommendations of the Staff of the U.S. Securities and Exchange Commission made as part of a regular periodic review. This amendment also includes the amended and restated results for 2001 and 2002 of Gemstar-TV Guide International, Inc., which were not available at the time the original report was filed.

This Form 20-F/A does not reflect events occurring after the filing of the original Form 20-F (except for the auditor’s report and the subsequent events described in Item 5 and in Note 24 of the Notes to the Consolidated Financial Statements of The News Corporation Limited and Subsidiaries) and does not modify or update the disclosure therein in any way other than as required to reflect the amendments discussed above and reflected below.

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

The Consolidated Financial Statements of The News Corporation Limited and Subsidiaries have been prepared in accordance with accounting principles generally accepted in Australia (“A-GAAP”). A-GAAP differs significantly in certain respects from accounting principles generally accepted in the United States (“US-GAAP”). A discussion of these significant differences for each of the fiscal years 2000 through 2002 is contained in Note 20 to the Consolidated Financial Statements of The News Corporation Limited and Subsidiaries set forth elsewhere herein and Item 5: Operating and Financial Review and Prospects—US-GAAP Reconciliation.

The selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, the Consolidated Financial Statements of The News Corporation Limited and Subsidiaries (including the notes thereto) set forth elsewhere herein.

	Fiscal Year Ended June 30, [1]
	1998		1999		2000		2001		2002
Amounts in Accordance with US-GAAP
Income statement data:
Revenues	A$	18,897	A$	21,704	A$	22,337	A$	25,387	A$	28,776
Depreciation and amortization		905		1,033		1,108		1,321		1,373
Operating income		1,921		2,012		1,509		1,823		256
Equity in losses of associated companies		(116)		(509)		(936)		(1,711)		(14,840)
Interest, net		778		783		829		935		(1,000)
Other income (expense)		(111)		1,317		1,924		635		1,965
Income (loss) before cumulative effect of accounting change and extraordinary item		555		963		(329)		740		(14,552)
Net income (loss)		555		963		(329)		(218)		(14,670)
Basic and diluted income (loss) before cumulative effect of accounting change per share:
Ordinary shares		0.13		0.22		(0.09)		0.15		(2.64)
Preferred limited voting ordinary shares		0.15		0.27		(0.10)		0.18		(3.16)
Basic and Diluted Net income (loss) per share:
Ordinary shares		0.13		0.22		(0.09)		(0.06)		(2.66)
Preferred limited voting ordinary shares		0.15		0.27		(0.10)		(0.07)		(3.19)
Dividends per ordinary share		0.030		0.030		0.030		0.030		0.030
Dividends per preferred ordinary share		0.075		0.075		0.075		0.075		0.075
Dividends per ordinary share in US dollars	US$	0.020	US$	0.019	US$	0.018	US$	0.016	US$	0.016
Dividends per preferred ordinary share in U.S. dollars	US$	0.051	US$	0.047	US$	0.047	US$	0.041	US$	0.039
Balance sheet data at period end:
Cash	A$	4,314	A$	7,483	A$	4,638	A$	5,615	A$	6,337
Total assets		48,094		47,094		57,986		81,466		65,837
Total debt		14,422		13,167		15,431		18,805		15,441
Total stockholder’s equity		15,713		14,044		18,443		36,285		24,953

Amounts in Accordance with A-GAAP
Income statement data:
Sales Revenue	A$	18,949	A$	21,774	A$	22,433	A$	25,578	A$	29,014
Depreciation and amortization		415		510		562		706		749
Operating income		2,646		2,752		2,742		3,093		3,542
Net income (loss) from associated entities		190		(545)		(298)		(249)		(1,434)
Net borrowing costs		763		773		814		935		1,000
Dividends on exchangeable preferred securities		74		80		79		90		93

Net profit (loss) attributable to members of the parent entity		1,682		1,088		1,921		(746)		(11,962)
Basic/Diluted Net income (loss) per share:
Ordinary shares		0.40		0.25		0.42		(0.17)		(2.17)
Preferred limited voting ordinary shares		0.48		0.30		0.51		(0.21)		(2.60)
Dividends per ordinary share		0.030		0.030		0.030		0.030		0.030
Dividends per preferred ordinary share		0.075		0.075		0.075		0.075		0.075
Dividends per ordinary share in U.S. dollars	US$	0.020	US$	0.019	US$	0.018	US$	0.016	US$	0.016
Dividends per preferred ordinary share in U.S. dollars	US$	0.051	US$	0.047	US$	0.047	US$	0.041	US$	0.039

Balance sheet data at period end:
Cash and cash equivalents	A$	4,314	A$	7,483	A$	4,638	A$	5,615	A$	6,337
Total assets		54,484		53,972		65,585		84,961		71,441
Total debt		14,422		13,167		15,431		18,805		15,441
Total stockholder’s equity		27,211		27,109		32,660		47,595		39,468

1	See Note 2 and Note 16 to the Consolidated Financial Statements of News Corporation for information with respect to significant acquisitions and dispositions during fiscal 2000, 2001 and 2002. In fiscal 1999, News Corporation acquired substantially all of Liberty Media Corporation’s interest in Fox Sports Networks LLC for aggregate consideration of approximately US$1.3 billion. Also, in fiscal 1999 News Corporation sold News America Publications and certain related assets to TV Guide, Inc. in exchange for common stock representing a 43.6% equity interest in TV Guide, Inc. and net cash of US$671 million. In fiscal 1998, News Corporation acquired Heritage Media Group for aggregate consideration of approximately US$1.4 billion.

Exchange Rates

The following table sets forth, for the periods indicated, information concerning the Noon Buying Rates in New York City for Australian dollars, expressed as US$ per A$1.00.

Month	High	Low
June 2002	0.5748	0.5583
July 2002	0.5688	0.5370
August 2002	0.5534	0.5280
September 2002	0.5518	0.5419
October 2002	0.5550	0.5422
November 2002	0.5660	0.5528

Fiscal Year Ended June 30,	Average*
1998	0.6773
1999	0.6246
2000	0.6256
2001	0.5320
2002	0.5240
2003 (through November 30, 2002)	0.5504

*	The average rate is calculated by using the average of the Noon Buying Rates on the last day of each month during the relevant period.

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

Results of Operations—Fiscal 2002 vs. Fiscal 2001

The following table sets forth the Group’s operating results by segment, for fiscal 2002 as compared to fiscal 2001.

	For the year ended June 30,
	2002		2001		Change		% Change
	(in millions)
Revenues:
Filmed Entertainment	A$	7,714	A$	6,795	A$	919	14%
Television		8,160		6,838		1,322	19%
Cable Network Programming		3,569		2,696		873	32%
Magazines & Inserts		1,650		1,675		(25)	(1)%
Newspapers		4,604		4,600		4	0%
Book Publishing		2,059		1,907		152	8%
Other		1,258		1,067		191	18%

Total revenues	A$	29,014	A$	25,578	A$	3,436	13%

Operating income:
Filmed Entertainment	A$	904	A$	487	A$	417	86%
Television		873		1,007		(134)	(13)%
Cable Network Programming		380		197		183	93%
Magazines & Inserts		448		437		11	3%
Newspapers		822		904		(82)	(9)%
Book Publishing		224		205		19	9%
Other		(109)		(144)		35	24%

Total operating income	A$	3,542	A$	3,093	A$	449	15%

Net loss from associated entities	A$	(1,434)	A$	(249)	A$	(1,185)	(476)%
Net borrowing costs		(1,000)		(935)		(65)	(7)%
Dividends on exchangeable preferred securities		(93)		(90)		(3)	(3)%

Other revenues before tax		5,627		3,335		2,292	69%
Other expenses before tax		(17,601)		(4,609)		(12,992)	282%
Change in accounting policy before income tax		—		(1,107)		1,107	100%

Profit (loss) from ordinary activities before income tax	A$	(10,959)	A$	(562)	A$	(10,397)	(1,850)%

Income tax benefit (expense) on:
Ordinary activities before change in accounting policy and other items	A$	(640)	A$	(428)	A$	(212)	(50)%
Other items		(15)		19		(34)	(179)%
Change in accounting policy		—		421		(421)	(100)%

Net income tax benefit (expense)	A$	(655)	A$	12	A$	(667)	(5,558)%

Net profit (loss) from ordinary activities after tax	A$	(11,614)	A$	(550)	A$	(11,064)	(2,012)%

Net profit attributable to outside equity interests		(348)		(196)		(152)	(78)%

Net profit (loss) attributable to members of parent entity	A$	(11,962)	A$	(746)	A$	(11,216)	(1,503)%

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

Net profit (loss) attributable to members of parent entity was a loss of A$11,962 million in fiscal 2002 as compared to a loss of A$746 million in fiscal 2001. The current year loss primarily relates to the write-downs in the Group’s carrying value of its investments in Gemstar-TV Guide International, Inc. (“Gemstar-TV Guide”), Stream and KirchMedia. Also contributing to this loss was the Group’s write-down of its U.S. national sports rights contracts for Major League Baseball (“MLB”), the National Association of Stock Car Auto Racing (“NASCAR”), the National Football League (“NFL”) and non-U.S. cricket programming rights. These write-downs were partially offset by the gain on the sale of the Group’s interest in Fox Family Worldwide, Inc (“FFW”). Fiscal 2001 losses primarily related to the loss incurred for the restructuring of the Healtheon/WebMD transaction, the write-off of the One.Tel investment and increased new media related investment write-downs.

Filmed Entertainment

Revenues increased A$919 million, or approximately 14%, from A$6,795 million in fiscal 2001 to A$7,714 million in fiscal 2002. This increase is due to the worldwide theatrical and home entertainment and domestic pay-television performance of Planet of The Apes, domestic theatrical and home entertainment performance of Kiss of the Dragon, the worldwide theatrical performance of Ice Age, the worldwide home entertainment performances of Moulin Rouge and Dr. Dolittle 2 and library titles released on DVD. Fiscal 2001 results included the worldwide theatrical and worldwide home entertainment and domestic pay-television performance of X-Men, the international television sales of Titanic and the worldwide home entertainment performance of library titles. Additionally, at Twentieth Century Fox Television (“TCFTV”), increased syndication revenues for NYPD Blue and King of the Hill, higher license fees for Buffy the Vampire Slayer, Dharma and Greg and The Practice and increased worldwide home entertainment and international free-television revenues for The Simpsons contributed to the increase in revenues. Operating income increased to A$904 million in fiscal 2002 from A$487 million in fiscal 2001, an increase of approximately 86%. This increase is due to the revenue increases noted above, compared to the prior’s year results, which were partially offset by the disappointing results of Monkeybone, Say It Isn’t So and TheLegend of Bagger Vance.

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

Magazines and Inserts

Revenues of A$1,650 million in fiscal 2002 decreased A$25 million as compared to A$1,675 million reported in fiscal 2001. Operating income increased from A$437 million to A$448 million in fiscal 2002. This decrease in revenues is due to lower advertising volume and rates from free-standing inserts and lower revenue from instant coupon machines. The operating income increase is due to cost reductions in printing, paper, media and field expenses which more than offset by the revenue shortfalls noted above.

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

Net loss from associated entities

Net loss from associated entities of A$1,434 million increased A$1,185 million from A$249 million in fiscal 2001.

	For the year ended June 30,
	2002		2001		Change		% Change
	(in millions)
The Group’s share of the profit (loss) after income tax of its associated entities consist principally of:
BSkyB	A$	(51)	A$	(76)	A$	25	33%
Stream		(66)		—		(66)	—
Sky Latin America:
Net Sat Servicos Ltda (Brazil)		(120)		(101)		(19)	(19)%
Innova, S. de R.L. de C.V. (Mexico)		(92)		(52)		(40)	(77)%
Other		(78)		(63)		(15)	(24)%
Fox Sports Domestic Cable (USA)		33		89		(56)	(63)%
FOXTEL		(15)		(11)		(4)	(36)%
ESPN Star Sports		(11)		(23)		12	52%
Other associated entities		86		75		11	15%

Operating (loss) after income tax before other items	A$	(314)	A$	(162)	A$	(152)	(94)%
Other items after income tax		(1,120)		(87)		(1,033)	(1,187)%

Operating (loss) after income tax and other items	A$	(1,434)	A$	(249)	A$	(1,185)	(476)%

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

Results of Operations—Fiscal 2001 vs. Fiscal 2000

The following table sets forth the Group’s operating results; by segment, for fiscal 2001 as compared to fiscal 2000.

	For the year ended June 30,
	2001		2000		Change		% Change
	(in millions)
Revenues:
Filmed Entertainment	A$	6,795	A$	6,269	A$	526	8%
Television		6,838		5,689		1,149	20%
Cable Network Programming		2,696		2,005		691	34%
Magazines & Inserts		1,675		1,585		90	6%
Newspapers		4,600		4,448		152	3%
Book Publishing		1,907		1,634		273	17%
Other		1,067		813		254	31%

Total revenues	A$	25,578	A$	22,443	A$	3,135	14%

Operating income:
Filmed Entertainment	A$	487	A$	155	A$	332	214%
Television		1,007		1,153		(146)	(13)%
Cable Network Programming		197		120		77	64%
Magazines & Inserts		437		411		26	6%
Newspapers		904		870		34	4%
Book Publishing		205		141		64	45%
Other		(144)		(108)		(36)	(33)%

Total operating income	A$	3,093	A$	2,742	A$	351	13%

Net loss from associated entities	A$	(249)	A$	(298)	A$	49	16%
Net borrowing costs		(935)		(814)		(121)	(15)%
Dividends on exchangeable preferred securities		(90)		(79)		(11)	(14)%

Other revenues before tax		3,335		4,147		(812)	(20)%
Other expenses before tax		(4,609)		(2,961)		(1,648)	(56)%
Change in accounting policy before income tax		(1,107)		—		(1,107)	—%

Profit (loss) from ordinary activities before income tax	A$	(562)	A$	2,737	A$	(3,299)	(121)%

Income tax benefit (expense) on:
Ordinary activities before change in accounting policy and other items	A$	(428)	A$	(225)	A$	(203)	(90)%
Other items		19		(454)		473	104%
Change in accounting policy		421		—		421	—%

Net income tax benefit (expense)	A$	12	A$	(679)	A$	691	102%

Net profit (loss) from ordinary activities after tax	A$	(550)	A$	2,058	A$	(2,608)	(127)%

Net profit attributable to outside equity interests		(196)		(137)		(59)	(43)%

Net profit (loss) attributable to members of parent entity	A$	(746)	A$	1,921	A$	(2,667)	(139)%

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

Net profit (loss) attributable to members of the parent entity was a loss of A$746 million in fiscal 2001 as compared to income of A$1,921 million in fiscal 2000. The decrease primarily relates to losses incurred for the restructuring of the Healtheon/WebMD transaction, the write-off of the One.Tel investment and increased new media related investment write-downs during fiscal 2001. In addition, prior year’s net other items after tax included a non-recurring gain recognized on the initial public offering of NDS Group plc (“NDS”).

Change in Accounting Policy

At the beginning of fiscal 2001, the Group, under both A-GAAP and US-GAAP, adopted Statement of Position (“SOP”) 00-2, “Accounting by Producers or Distributors of Films,” (“SOP 00-2”), which established new accounting standards for producers and distributors of films and supersedes Statement of Financial Accounting Standards No. 53. SOP 00-2 establishes new accounting standards for, among other things, marketing and development costs. Effective July 1, 2000, the Group recorded a one-time, non-cash charge of A$1,107 million as a change in accounting policy before tax. Under US-GAAP the charge of A$686 million, net of A$421 million tax, is included in the consolidated statement of operations as a cumulative effect of accounting change. This charge primarily reflects the write-off of marketing and certain development costs in accordance with SOP 00-2. Subsequent to the adoption of SOP 00-2, the Group’s accounting policy, under both A-GAAP and US-GAAP, is to expense marketing and certain development costs as incurred.

Filmed Entertainment

Revenues increased A$526 million or approximately 9% from A$6,269 million in fiscal 2000 to A$6,795 million in fiscal 2001. Operating income increased to A$487 million in fiscal 2001 as compared to A$155 million in fiscal 2000, an increase of approximately 214%. The fiscal 2001 results included the strong worldwide theatrical and video performance of X-Men, strong growth in video catalog sales primarily due to growth in the DVD market, the broadcast network release of Titanic and the solid performance of releases in international free television markets. These results were partially offset by losses from Monkeybone, The Legend of Bagger Vance and Say It Isn’t So. At the beginning of fiscal 2001, the Group adopted SOP 00-2 changing its film accounting policies; accordingly operating income was further offset by the releasing costs for Moulin Rouge, Dr. Dolittle 2, Planet of the Apes and Kiss of the Dragon, which are now, under SOP 00-2, expensed as incurred.

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

Television

Revenues increased A$1,149 million, or approximately 20%, from A$5,689 million in fiscal 2000 to A$6,838 million in fiscal 2001. Operating income decreased to A$1,007 million, or approximately 13%, in fiscal 2001 from A$1,153 million in fiscal 2000. Operating results were greatly affected by the negative impact of the weak advertising market in the United States and increased programming, broadcasting and news costs at FTS, as well as the approximate A$132 million loss at FOX resulting from the short duration and lower ratings of the MLB post-season divisional play-offs and World Series in October 2000.

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

Magazines and Inserts

Revenues of A$1,675 million in fiscal 2001 were approximately 6% higher than the A$1,585 million reported in fiscal 2000. Operating income increased from A$411 million to A$437 million in fiscal 2001. These increases are a result of beneficial foreign exchange fluctuations. In local currency, these results reflect lower packaged goods advertising pages and lower advertising rates for the free-standing inserts business. In-store’s results reflect decreased instant coupon machine revenues.

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

Net loss from associated entities

Net loss from associated entities of A$249 million decreased A$49 million from A$298 million in fiscal 2000.

	For the year ended June 30,
	2001		2000		Change		% Change
	(in millions)
The Group’s share of the profit (loss) after income tax of its associated entities consist principally of:
BSkyB	A$	(76)	A$	(150)	A$	74	49%
Stream		—		—		—	—
Sky Latin America:
Net Sat Servicos Ltda (Brazil)		(101)		(71)		(30)	(42)%
Innova, S. de R.L. de C.V. (Mexico)		(52)		(57)		5	9%
Other		(63)		(40)		(23)	(58)%
Fox Sports Domestic Cable (USA)		89		56		33	59%
FOXTEL		(11)		(12)		1	8%
ESPN Star Sports		(23)		(25)		2	8%
Other associated entities		75		71		4	6%

Operating (loss) after income tax before other items	A$	(162)	A$	(228)	A$	66	29%
Other items after income tax		(87)		(70)		(17)	(24)%

Operating (loss) after income tax and other items	A$	(249)	A$	(298)	A$	49	16%

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

Liquidity and Capital Resources

The Group’s principal sources of cash flow are internally generated funds. As additional sources of funding, the Group has access to the worldwide capital markets, an unused A$3.0 billion Revolving Credit Facility (the “Revolving Credit Agreement”) and various film financing alternatives and as of June 30, 2002, the Group had consolidated cash and cash equivalents of A$6.3 billion. Management of the Group believes that funds available from cash flows from operations and alternative sources will be adequate for the Group to conduct its operations. The Group’s internally generated funds are highly dependent upon the state of the advertising market and public acceptance of film products. Any significant decline in the advertising market or the performance of its films could adversely impact its cash flows from operations.

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

Cash flows used in financing activities were A$2,333 million during fiscal year 2002. Fiscal 2001 had cash flows provided by financing activities of A$1,188 million. Fiscal 2000 had cash flows used in financing activities of A$2,631 million. During fiscal year 2002, the Group redeemed A$1,639 million of debt and A$443 million related to the settlement of the MCI and other obligations. Financing activities in fiscal 2001 included A$1,496 million in proceeds from the issuance of A$2,994 million maturity value of Liquid Yield Option Notes (“LYONs”) due in 2021 and a lower buyback of preferred shares as compared to the prior year.

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

•	In December 2001, the Group completed its offer to purchase for cash all of its outstanding US$300 million aggregate principal amount of 10 1/8% Senior Debentures due 2012 (the “Debentures”). Approximately 90% of these Debentures were tendered and accepted for payment.

•	In February 2002, the Group redeemed all of its outstanding US$170 million aggregate principal amount of 8 3/4% Senior Subordinated Notes due 2006.

•	In March 2002, the Group offered to purchase for cash any and all of its outstanding US$500 million aggregate principal amount of 8 5/8% Senior Notes due 2003. Approximately 92% of these Notes were tendered and accepted for payment.

•	In March 2002, the Group redeemed its entire outstanding A$15 million aggregate principal amount of Zero Coupon Exchangeable Notes due in March 2002.

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
	(In millions)

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

	Amount of Commitment Expiration Per Period
	1 year		2-3 years		4-5 years		After 5 years		Total
	(In millions)

FOXTEL (j)	A$	12	A$	24	A$	24	A$	148	A$	208
STAR (k)		77		76		—		—		153
Transponder leases guarantees (l)		55		110		104		406		675
Chicago RSN (m)		76		165		186		1,434		1,861
Star Channel Japan (n)		48		—		42		—		90

	A$	268	A$	375	A$	356	A$	1,988	A$	2,987

(a)	The Group leases transponders, office facilities, warehouse facilities, equipment and microwave transmitters used to carry its broadcast signals. These leases, which are classified as operating leases, expire at various dates through 2016. In addition, the Group leases various printing plants which expire at various dates through 2094.

(b)	TNCL has guaranteed borrowings of controlled entities of A$15,441 million (2001—A$18,805 million). Additionally, TNCL has film distribution agreement guarantees in respect of controlled entities of A$1,507 million (2001—A$1,663 million). Under the terms of deeds of indemnity, any deficiency of funds, if any Australian wholly-owned controlled entity is wound up, will be met by the parent entity.

(c)	News America Marketing (“NAM”), a leading provider of in-store marketing products and services primarily to consumer packaged goods manufacturers, enters into minimum guarantee agreements with retailers.

(d)	The Group’s six-year contract with MLB grants the Group rights to telecast certain regular season and all post-season MLB games. The contract began with the 2001 MLB season and ends with the 2006 MLB season. The remaining future scheduled payments for telecast rights to such MLB games aggregated approximately A$3,537 million as of June 30, 2002 before sublicense fees are considered. For the duration of its contract with MLB, the Group has sublicensed telecast rights to certain MLB post-season games to the The Walt Disney Company (“Disney”), and is entitled to be paid the remaining sublicense fee aggregating A$1,046 million over the remaining term. The amounts reflected on this schedule have not been reduced by the sublicense.

(e)	Under the Group’s eight-year contract with the NFL through 2006, which contains certain termination clauses, remaining future minimum payments for program rights to broadcast certain football games aggregated approximately A$5,107 million as of June 30, 2002, and are payable over the remaining five-year term of the contract assuming no early terminations.

(f)	The Group’s contracts with NASCAR, which contains certain termination clauses, gives the Group rights to broadcast certain NASCAR races through fiscal 2009 and exclusive NASCAR content rights as well as the NASCAR brand to be exploited with a new NASCAR cable channel or the existing Speed Channel through fiscal 2013. The remaining future minimum payments aggregated approximately A$2,873 million as of June 30, 2002 and are payable over the terms assuming no early terminations.

(g)	The Group has acquired the exclusive rights to transmit and exploit the signals for the 2003 and 2007 Cricket World Cups and other related International Cricket Council (“ICC”) cricket events for a minimum guarantee of A$887 million through fiscal 2008. The Group has guaranteed this contract and has been granted the right of first refusal and the last right to match for the broadcast rights in their respective territories. As of June 30, 2002, the remaining minimum guarantee is A$729 million over the remaining term.

(h)	In June 2002, the Group entered into an agreement to acquire WPWR-TV in Chicago from Newsweb Corporation for A$754 million. This acquisition closed in August 2002.

(i)	The Group’s minimum commitments and guarantees under certain other programming, players, licensing and other agreements aggregated approximately A$7,076 million at June 30, 2002, which are payable principally over a five-year period.

(j)	The Group, Telstra Corporation Limited (“Telstra”) and Publishing and Broadcasting Limited (“PBL”) are participants in a partnership known as FOXTEL, which has established a Pay TV operation in Australia. FOXTEL has entered into long-term channel supply agreements with various parties for exclusive rights to their programming. News Corporation and Telstra have severally guaranteed minimum subscriber payments under certain agreements entered into by FOXTEL, and PBL has provided the Group with an indemnity for 50% of the liability of the Group. These agreements prescribe payments of approximately A$832 million, for future programming based on subscriber numbers subject to minimal annual payment. The Group has included 25% of these prescribed payments as a commitment.

(k)	The Group has guaranteed certain sports rights contracts for certain associated entities of STAR. The aggregate of the guarantees is approximately A$153 million (2001—A$213 million) and extend to May 2004.

(l)	News Corporation has guaranteed various transponder and other leases for certain associated entities operating in Latin America. The aggregate of these guarantees is approximately A$675 million (2001—A$759 million) and extends to 2019.

(m)	The Group has guaranteed various sports rights agreements for certain associated entities. The aggregate of these guarantees is approximately A$1,861 million and extends through 2019.

(n)	The Group has guaranteed a bank loan facility of A$89 million for Star Channel Japan. The facility covers a term loan of A$42 million which matures in September 2005 and an agreement for overdraft of A$48 million.

New Millennium II

On March 30, 2001, the Group’s film distribution arrangement with New Millennium Investors, LLC (“New Millennium”) expired. The Group acquired the outstanding equity of New Millennium and repaid all of New Millennium’s existing debt, resulting in the acquisition of film inventories of A$1,314 million and elimination of current and non-current payables of A$237 million.

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

The net change in Preferred Interests outstanding was A$14 million and A$1,662 million for the years ended June 30, 2002 and 2001, respectively. These amounts were comprised of issuances by the Group of additional Preferred Interests under the New Millennium II Agreement in the amount of A$1,165 million and A$259 million and redemptions by the Group of Preferred Interests of A$1,151 million and A$83 million during fiscal years 2002 and 2001, respectively. The original issuance of Preferred Interests was A$1,486 million in fiscal 2001.

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

(ii)	(a) falls below BBB- and Baa3, or (b) it is not rated by both rating agencies, and, in each case, more than A$44 million in capital payments redeemable at that time from film gross receipts remain unredeemed for at least one quarter.

If a Ratings Trigger Event were to occur then (a) no new film will be transferred, (b) rights against certain film assets may be enforced, and (c) the Preferred Interest may become redeemable.

During fiscal 2002, no Ratings Trigger Event occurred. If a Ratings Trigger Event were to occur, then A$754 million (or approximately 50% of the outstanding balance as of June 30, 2002) may be payable immediately. The balance of the redemption would be payable to the extent of future gross receipts from films that had been transferred to NM2.

Acquisitions and Dispositions

WebMD

As a result of the restructuring of the Group’s investment in the Healtheon WebMD Corporation (“WebMD”), the Group swapped out of its preferred stock investment and recognized an impairment loss on its remaining common stock interest in WebMD. In exchange for the preferred shares the Group received the ownership interest in the Health Network (“THN”), warrants to purchase additional common stock in WebMD, a reduction in its obligation to provide future media services to and license content from WebMD and the elimination of future funding commitments to an international joint venture. The Group recorded a non-cash charge of approximately A$426 million related to this restructuring. In June 2001, the Group sold its investment in THN to a third party for consideration valued at A$433 million.

RSN North

In February 2001, Fox Sports Networks acquired certain assets and liabilities constituting the business of Midwest Sports Channel, a regional sports network serving the Minneapolis, Minnesota and Milwaukee, Wisconsin metropolitan areas, pursuant to an Assignment and Assumption Agreement among Fox Sports Networks, Viacom, and Comcast Corporation (“Comcast”) and a Purchase Agreement between Viacom and Comcast for approximately A$79 million.

Home Team Sports

In February 2001, Fox Sports Networks sold its approximate 34% limited partnership interest in Home Team Sports, in a non-cash exchange for new or amended cable carriage arrangements (the “Carriage Arrangements”) related to the distribution of certain of the Group’s programming services on cable systems. The value ascribed to the Carriage Arrangements was A$89 million and was based upon the value of similar cash transactions that the Group had completed. The Group has recognized a gain of approximately A$80 million related to this transaction for the year ended June 30, 2001.

Taiwan Cable Group (“China Network System”)

In April 2001, STAR purchased a 20% interest in each of the Koos’ Group’s (“Koos”) 15 cable systems in Taiwan. The aggregate purchase price for this transaction was A$474 million. As of July 2002, STAR had aggregate interests of up to 23% in 17 cable systems throughout Taiwan, including systems affiliated with Koos. The Group accounts for this investment under the equity method of accounting from the date of acquisition. Koos is a leading business group based in Taiwan encompassing finance, telecommunications, entertainment and other businesses.

The Golf Channel

In June 2001, the Group sold its 31% interest in The Golf Channel to Comcast for a total consideration of approximately A$695 million, of which A$676 million was received in cash during fiscal 2001. The Group recorded a gain on the sale of A$476 million in relation to this transaction.

Chris-Craft

In July 2001, News Corporation, through a wholly-owned subsidiary, acquired all of the outstanding common stock of Chris-Craft Industries, Inc. and its subsidiaries, BHC Communications, Inc. and United Television, Inc., (collectively, “Chris-Craft”). The consideration for the acquisition was approximately A$3.5 billion in cash and the issuance of 68,854,209 News Corporation American Depositary Receipts representing 275,416,836 preferred limited voting ordinary shares (“ADRs”)

valued at approximately A$3.5 billion. Simultaneously with the closing of the acquisition, News Corporation transferred A$4,438 million of certain net assets, constituting Chris-Craft’s ten television stations (the “Acquired Stations”) to its majority owned subsidiary, FEG, in exchange for 122,244,272 shares of FEG’s Class A Common Stock (the “Exchange”), thereby increasing the Group’s ownership in FEG from 82.76% to 85.25%. FEG assigned the licenses issued by the FCC for the Acquired Stations to its indirect subsidiary, Fox Television Stations, Inc., which became the licensee and controls the operations of the Acquired Stations. The Group acquired Chris-Craft and transferred to FEG the Acquired Stations in order to strengthen FEG’s existing television station business.

FEG consolidated the operations of the Acquired Stations, as of the date of Exchange, July 31, 2001, with the exception of KTVX-TV in Salt Lake City, whose operations were not consolidated prior to the Exchange due to regulatory requirements which precluded FEG from controlling the station and required its disposal (see description of Clear Channel swap below).

In October 2001, the Group exchanged KTVX-TV in Salt Lake City and KMOL-TV in San Antonio with Clear Channel Communications, Inc. for WFTC-TV in Minneapolis (the “Clear Channel swap”). In addition, on November 1, 2001, the Group exchanged KBHK-TV in San Francisco with Viacom Inc. for WDCA-TV in Washington, DC and KTXH-TV in Houston (the “Viacom swap”). In June 2002, the Group exchanged KPTV-TV in Portland, an Acquired Station, for Meredith Corporation’s WOFL-TV in Orlando and WOGX-TV in Ocala (the “Meredith swap”, and together with the Viacom and Clear Channel swaps, the “Station Swaps”). All of the stations exchanged in the Station Swaps were Acquired Stations. The stations received in the Station Swaps have been independently appraised at the same fair values as those Acquired Stations that were exchanged. Accordingly, no gain or loss was recognized by the Group as a result of the Station Swaps.

Speed Channel

In July 2001, as a result of the exercise of rights by existing shareholders, the Group acquired an additional 53.44% of Speedvision Network, LLC, now Speed Channel, Inc. (“Speed Channel”) for approximately A$789 million. This acquisition resulted in the Group owning approximately 85.46% of Speed Channel. As a result, the Group has consolidated the results of Speed Channel beginning in July 2001. In October 2001, the Group acquired the remaining 14.54% minority interest in Speed Channel for approximately A$221 million bringing the Group’s ownership percentage to 100%.

Outdoor Life

In July 2001, as a result of the exercise of rights by existing shareholders of Outdoor Life Network LLC (“Outdoor Life”), the Group acquired 50.23% of Outdoor Life for approximately A$608 million. This acquisition resulted in the Group owning approximately 83.18% of Outdoor Life. In October 2001, a shareholder of Outdoor Life acquired the Group’s ownership interest in Outdoor Life for approximately A$977 million in cash. Upon the closing of the sale of the Group’s ownership interest in Outdoor Life, the Group recognized a gain of A$271 million.

Fox Family Worldwide

In October 2001, FOX, Haim Saban and the other stockholders of FFW, sold FFW to Disney for total consideration of approximately A$10.3 billion (including the assumption of certain debt) of which approximately A$3.2 billion was in consideration of the Group’s interest in FFW. As a result of this transaction, the Group recognized a gain of approximately A$2.3 billion before tax and minority interest. In addition, the Group sublicensed certain post-season MLB games through the 2006 MLB season to Disney for aggregate consideration of approximately A$1.2 billion, payable over the entire period of the sublicense.

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

Sunshine

In January 2002, the Group acquired an additional 23.3% voting interest in Sunshine Networks (“Sunshine”) for approximately A$41.3 million. This resulted in the acquisition of a controlling financial interest in Sunshine and increased the Group’s ownership percentage in Sunshine to approximately 93%. In February 2002, the Group acquired an additional approximate 0.4% interest in Sunshine. Since the Group obtained a controlling financial interest upon acquisition in January 2002, Sunshine has been consolidated into the Cable Network Programming segment of the Group as it is now under the control of the Group.

Contingencies

Regional Programming Partners

In December 1997, Rainbow Media Sports Holdings, Inc. (“Rainbow”) (a subsidiary of Cablevision Systems Corporation (“Cablevision”), and Fox Sports Net, Inc. (“Fox Sports Net”) (a subsidiary of the Group) formed Regional Programming Partners (“RPP”) to hold various programming interests in connection with the operation of certain RSNs (“Rainbow Transaction”). Rainbow contributed various interests in RSNs, the Madison Square Garden Entertainment Complex, Radio City Music Hall, the New York Rangers NHL franchise, and the New York Knickerbockers NBA franchise, to RPP in exchange for a 60% partnership interest in RPP, and Fox Sports Net contributed A$1,295 million in cash for a 40% partnership interest in RPP.

Pursuant to the RPP partnership agreement upon certain actions being taken by Fox Sports Net, Rainbow has the right to purchase all of Fox Sports Net’s interests in RPP. The buyout price will be the greater of (i) (a) A$3.768 billion, increased by capital contributions and decreased by capital distributions, times Fox Sports Net’s interest in RPP plus (b) an 8% rate of return on the amount in (a) and (ii) the fair market value of Fox Sports Net’s interest in RPP. Consideration will be, at Rainbow’s option, in the form of cash or a three-year note with an interest rate of prime plus ½%. In addition, for 30 days following December 18, 2002 and during certain periods thereafter, so long as RPP has not commenced an initial public offering of its securities, Fox Sports Net has the right to cause Rainbow to, at Rainbow’s option, either (i) purchase all of Fox Sports Net’s interests in RPP or (ii) consummate an initial public offering of RPP’s securities. The purchase price will be the fair market value of Fox Sports Net’s interest in RPP and the consideration will be, at Rainbow’s option, in the form of marketable securities of certain affiliated companies of Rainbow or a three-year note with an interest rate of prime plus ½%.

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

Subsequent Events

NDS

In March 2002, Groupe Canal+ Technologies S.A. and Canal+ Technologies Inc., subsidiaries of Vivendi (collectively “Canal+”), filed a lawsuit against NDS Group plc and NDS Americas Inc. (together, “NDS”) in the United States District Court for the Northern District of California, alleging acts of improper conduct, including unfair competition and copyright infringement, in connection with the conditional access systems operated by Canal+. In October 2002, Canal+ and NDS agreed to a stay of all proceedings pending regulatory approval of News Corporation’s acquisition of Telepiu. The action was dismissed with prejudice on May 14, 2003, after consummation of the acquisition. In September 2002, Echostar Communications Corporation and several affiliates (collectively, Echostar) asked the court’s permission to intervene in the action, asserting that they have claims similar to those asserted by Canal+. Additionally, in October 2002, MEASAT Broadcast Network Systems Sendirian Berhad, a Malayasian satellite broadcaster, requested permission to intervene in the action, and in December 2003, Sogecable S.A., owners of Canal Satellite Digital, a Spanish satellite broadcaster and a customer of Canal+, similarly requested permission to intervene. Upon dismissal of the action, the motions to intervene became moot.

On June 6, 2003, Echostar filed a separate action against NDS in the United States District Court for the Central District of California. The complaint purports to allege claims for violations of the Digital Millennium Copyright Act, the Communications Act of 1934, the Electronic Communications Privacy Act, The Computer Fraud and Abuse Act, California’s Unfair Competition statute and the federal RICO statute. The complaint also purports to allege claims for civil conspiracy, misappropriation of trade secrets and interference with prospective business advantage. The complaint seeks injunctive relief, compensatory and exemplary damages and restitution. The response of NDS to the complaint is not yet due, but NDS believes the claims to be baseless and intends to vigorously defend the action.

In September 2002, NDS Group plc and two of its subsidiaries were named as defendants in a lawsuit filed by DIRECTV, Inc. (“DIRECTV”) and certain of its affiliates in the United States District Court for the Central District of California. At DIRECTV’s request, the action was filed under seal. The suit, most of which has now been dismissed (see below), purports to allege misappropriation of trade secrets, breach of contract, fraud and statutory violations relating to NDS’ provision of conditional access services to DIRECTV. The suit sought unspecified damages and injunctive relief. The allegations are substantially similar and related to a complaint in a prior action commenced by DIRECTV that was dismissed with prejudice in February 2002. NDS believes that these allegations as well as the additional ones in the complaint were and are without merit and a pretext designed to enable DIRECTV to circumvent restrictions on DIRECTV’s future use of NDS’ technology and filed a motion to dismiss the claims. In January 2003, Judge Audrey B. Collins of the United States District Court for the Central District of California dismissed most of the claims made by DIRECTV. The Court dismissed in their entirety claims brought by DIRECTV alleging fraud, breach of warranty and violation of the Federal Communications Act. The Court also dismissed the bulk of five other DIRECTV claims, including those for breach of contract, breach of fiduciary duty, breach of the covenant of good faith and fair dealing, and statutory violations. DIRECTV’s remaining claims, which NDS maintains are without merit, relate to one alleged incident of misappropriation of trade secrets. NDS intends to continue to vigorously defend the actions.

Additionally, in October 2002, NDS filed counterclaims against DIRECTV and a chip manufacturer, alleging that DIRECTV and the chip manufacturer misappropriated NDS’ trade secrets and proprietary information, conspired to infringe NDS’ patents, colluded to unfairly compete and breached agreements and licenses restricting the use of NDS’ intellectual property. In March 2003, the Court denied in its entirety DIRECTV’s motion to dismiss NDS’ counterclaims, thereby confirming that all NDS’ counterclaims against DIRECTV survive. In April 2003, the parties agreed to stay all proceedings pending efforts to resolve the disputes through mediation, which is ongoing.

In October 2002, NDS Americas, Inc. was served with subpoenas by the U.S. Attorney’s office in San Diego, California, seeking documents apparently in connection with an investigation related to Canal+ and EchoStar’s claims. NDS is co-operating with the investigation. NDS was advised by the US Attorney’s Office in San Diego that it is not currently considered either a target or a subject of the investigation. Lead responsibility for the investigation has recently been transferred to the US Attorney’s Office for the Central District of California.

WPWR-TV

In June 2002, the Group entered into an agreement to acquire WPWR-TV in Chicago from Newsweb Corporation for A$754 million in cash. The acquisition closed in August 2002.

Debt Redemption

In June 2002, the Group called for redemption of all of the outstanding 9 3/4% Senior Discount Notes due 2007 and all of the outstanding 8 7/8% Senior Notes due 2007. The redemption was completed in August 2002.

FEG

In November 2002, FEG sold 50 million shares of its Class A Common Stock pursuant to an underwritten public offering. The net proceeds received by FEG were approximately A$2.1 billion and were used to repay intercompany indebtedness. This offering reduced the Group’s equity ownership and voting percentage in FEG to 80.58% and 97%, respectively, and increased the outside equity interests in controlled entities.

Rainbow RSNs

In January 2003, Fox Sports Net exercised its right to put its 50% direct ownership interests in SportsChannel Chicago Associates and SportsChannel Pacific Associates (collectively, the “SportsChannels”) to RPP in connection with the Rainbow Transaction (See Note 12). In March 2003, RPP and Fox Sports Net agreed on a A$252 million purchase price for the interest in the SportsChannels, payable in the form of a three-year promissory note of RPP, bearing interest at prime plus 1% and secured by the interests being purchased. The transaction is expected to close in the fourth quarter of fiscal 2003 following receipt of customary regulatory approval. Following the closing of this sale, the SportsChannels will be held 100% by RPP and indirectly 40% by Fox Sports Net and 60% by Rainbow, and each will remain a Fox Sports Net affiliate. This disposition is not expected to have a material effect on the Group’s financial statements taken as a whole.

National Football League

Under the Group’s eight-year contract with the NFL that expires in 2006, the contract provides the NFL with the option to renegotiate the programming rights to broadcast certain football games at the end of the 2002 football season. This option was not exercised and expired in February 2003.

Gemstar-TV Guide

For the six months ended December 31, 2002, Gemstar’s market value continued to decline and the Group considered the five factors discussed in Note 20(c) to determine if an additional charge was required. As a result of this review, as at December 31, 2002, the Group recorded a A$551 million charge to reduce the carrying value of the investment in Gemstar-TV Guide to A$6.66 (US$3.75) per share to reflect a decline in value.

In March 2003, Gemstar filed its December 31, 2002 annual report on Form 10-K and also filed amended and restated results for 2001 and 2000 as described in Note 20 (c). Accordingly, the Group has reviewed these restatements to determine the effects on the Group’s consolidated statement of financial position and consolidated statement of financial performance. Because the Group wrote-down its investment in Gemstar to its recoverable amount at December 31, 2002 and June 30, 2002, there is no further impact from Gemstar’s restatements.

In addition, because the Group recorded an other-than-temporary decline in value in its investment in Gemstar at both December 31, 2002 and June 30, 2002 under US-GAAP, the Group’s investment in Gemstar was recorded at its approximate fair value. Therefore, the Gemstar restatements did not have an effect on the Group’s consolidated condensed balance sheets and consolidated condensed statements of operations and cash flows as the Gemstar investment is recorded at its fair value at both December 31, 2002 and June 30, 2002.

Debt Refinancing

In March 2003, the Group purchased approximately 74% of its outstanding US$500 million aggregate principal 8 ½% Notes due February 2005 (“8 ½% Notes”) at a premium, plus accrued interest. Concurrent with this transaction, the Group issued US$150 million of 4.750% Notes due March 2010 and US$350 million of 6.550% Notes due March 2033 (collectively, “New Notes”) at a discount. Proceeds from the issuance of the New Notes were used to purchase these 8 ½% Notes and for general corporate purposes.

BUCS

In March and April 2003, News Corporation Finance Trust II issued an aggregate of A$2.79 billion 0.75% Senior Exchangeable BUCS (“BUCS”) representing interests in debentures issued by News America Incorporated and guaranteed on a senior basis by the Group and certain of its subsidiaries. The BUCS will be exchangeable commencing April 2, 2004 into ordinary shares or ADSs of BSkyB based on an exchange ratio of 77.09 BSkyB ordinary shares per US$1,000 original liquidation amount of BUCS. The net proceeds from the BUCS issuances were used to purchase approximately 85% of the Company’s outstanding 5% Exchangeable Trust Originated Preferred Securities (“TOPrS”) from their holders in privately negotiated transactions for approximately A$1,479 million and the balance will be used for general corporate purposes.

Liberty Media put/call

In March 2003, the Group and Liberty Media Corporation (“Liberty”) entered into an agreement under which Liberty has the right, prior to September 28, 2003, to purchase A$835 million of the Group’s preferred limited voting ordinary ADRs, at A$35.93 (US$21.50) per ADR. If Liberty does not exercise its right, the Group can require Liberty to purchase A$835 million of its preferred limited voting ordinary ADRs, at A$35.93 (US$21.50) per ADR, should the Group acquire an ownership interest in Hughes Electronics Corporation prior to April 2005.

Telepiu

In April 2003, News Corporation and Telecom Italia acquired Telepiu, S.p.A. (“Telepiu”), Vivendi Universal’s satellite pay-television platform in Italy, for approximately A$1,551 million, consisting of the assumption of A$737 million in outstanding indebtedness and a cash payment of A$814 million.

In the acquisition, Telepiu was merged with Stream S.p.A., and the combined platform was renamed Sky Italia, which is owned 80.1% by News Corporation and 19.9% by Telecom Italia.

Hughes Electronics

In April 2003, News Corporation, General Motors Corporation (“GM”) and Hughes Electronics Corporation (“Hughes”) reached an agreement in which News Corporation would acquire 34% of Hughes. News Corporation will acquire GM’s approximate 19.9% interest in Hughes for A$6.3 billion, of which A$1,279 million of the consideration may be paid in News Corporation preferred ADRs. News Corporation will acquire through a merger an additional 14.1% of Hughes for approximately A$4.7 billion that is payable, at News Corporation’s option, in cash or News Corporation preferred ADRs. Simultaneously with the closing of this transaction, News Corporation will transfer its 34% ownership interest in Hughes to FEG in exchange for promissory notes representing A$7.5 billion and approximately 74.2 million shares of FEG’s Class A Common Stock, thereby increasing News Corporation’s ownership interest in FEG from 80.6% to approximately 82%. News Corporation’s voting percentage of FEG will remain at 97%. The closing of this transaction is subject to a number of conditions, including approval by GM’s shareholders, a tax ruling and regulatory approvals.

Revolving Credit Facility

In December 2002, News Corporation reduced the commitments available under the Revolving Credit Agreement from A$3.0 billion to A$2.6 billion.

On June 27, 2003, News America Incorporated terminated its existing Revolving Credit Agreement (the “Prior Credit Agreement”) and entered into a new A$2.6 billion Five Year Credit Agreement (the “New Credit Agreement”) with Citibank N.A., as administrative agent, JP Morgan Chase Bank, as syndication agent, and the lenders named therein. News Corporation, FEG Holdings, Inc., Fox Entertainment Group, Inc., News America Marketing FSI, Inc., and News Publishing Australia Limited are guarantors (the “Guarantors”) under the New Credit Agreement. The New Credit Agreement provides a A$2.6 billion revolving credit facility with a sub-limit of A$904 million available for the issuance of letters of credit, and expires on June 30, 2008. On June 27, 2003, letters of credit representing A$179 million were issued under the New Credit Agreement.

PanAmSat International Systems

In late June 2003, an arbitration award was issued in favor of PanAmSat International Systems against the Group in an amount of approximately A$63 million (which includes pre-judgment interest). The arbitration involved a dispute regarding the termination provisions of an agreement to provide satellite transponder capacity over India. The Group disagrees with the findings of fact and the conclusions of law reached by the arbitrator and, pursuant to the terms of the arbitration agreement between the parties, intends to appeal the award. The Company is in the process of evaluating the impact of the award, and to the extent it deems necessary, will record an amount, net of tax, in the quarter ended June 30, 2003.

US-GAAP Reconciliation

A-GAAP differs from US-GAAP with respect to News Corporation’s results of operations in a number of significant respects. A comparison of the results for fiscal 2000, 2001 and 2002 under both A-GAAP and US-GAAP is as follows (in millions):

	Fiscal Year Ended June 30,
	2000		2001		2002
Revenue

A-GAAP	A$	22,443	A$	25,578	A$	29,014

US-GAAP (a)	A$	22,337	A$	25,387	A$	28,776

Operating income

A-GAAP	A$	2,742	A$	3,093	A$	3,542

US-GAAP	A$	1,509	A$	1,823	A$	256

Net income (loss)

A-GAAP	A$	1,921	A$	(746)	A$	(11,962)

US-GAAP	A$	(329)	A$	(218)	A$	(14,670)

(a)	Under US-GAAP, in November 2001, the Financial Accounting Standards Board (“FASB”) issued Emerging Issues Task Force (“EITF”) No. 01-09, “Accounting for the Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products.” This EITF states that the financial statement classification of customer incentives, including the amortization of cable distribution investments over the original term of the cable distribution agreement, should be presented as a reduction in revenue. Under A-GAAP, costs associated with cable distribution investments are reflected as intangible assets. As required, under US-GAAP, effective January 1, 2002, the Group reclassified the amortization of cable distribution investments against revenues. The amortization of cable distribution investments had previously been included in Depreciation and amortization. US-GAAP Operating income, Net income (loss) and Earnings (loss) per share are not affected by this reclassification. The effect of the reclassification on the Group is as follows:

	Years Ended June 30,
	2000		2001		2002
	(in millions)

Gross Revenues	A$	22,451	A$	25,554	A$	28,997
Amortization of cable distribution investments		(114)		(167)		(221)

Revenues		22,337		25,387		28,776

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

ITEM 8.    FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The financial statements filed as part of this document are included on pages F-1 to F-97.

Legal Proceedings

News Corporation has extensive international operations and is a party to a number of pending legal proceedings. News Corporation does not expect that the outcome of such proceedings, either individually or in the aggregate, will have a material effect on its financial statements taken as a whole, nor on its financial condition, liquidity or results of operations.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

News Corporation has exposure to several types of market risk: changes in foreign currency exchange rates, interest rates and stock prices. The Group neither holds nor issues financial instruments for trading purposes. The following sections provide quantitative information on the Group’s exposure to foreign currency exchange rate risk, interest rate risk and stock price risk. It makes use of sensitivity analysis and other measures that are inherently limited in estimating actual losses in fair value that can occur from changes in market conditions.

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

At June 30, 2002 and 2001, the Group’s outstanding financial instruments with foreign currency exchange rate risk exposure had an aggregate fair value of A$15.6 billion and A$18.8 billion, respectively (including the Group’s U.S. dollar-denominated fixed rate debt). The potential decrease in the fair values of these instruments resulting from a 10% adverse change in quoted foreign currency exchange rates would be approximately A$1.8 billion and A$2.2 billion for the fiscal years ended June 30, 2002 and 2001, respectively.

Interest Rates

The Group’s current financing arrangements and facilities include A$15.3 billion of outstanding debt with fixed interest and an unused Revolving Credit Agreement, which carries variable interest. Fixed and variable rate debts are impacted differently by changes in interest rates. A change in the interest rate or yield of fixed rate debt will only impact the fair value of such debt, while a change in the interest rate of variable debt will impact interest expense as well as the amount of cash required to service such debt. As of June 30, 2002 and 2001, substantially all of the Group’s financial instruments with exposure to interest rate risk was denominated in U.S. dollars and had an aggregate fair value of A$15.5 billion and A$18.6 billion, respectively. The potential change in fair value for these financial instruments from an adverse 10% change in quoted interest rates would be approximately A$889 million and A$1.05 billion for fiscal 2002 and 2001, respectively.

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

ITEM 18.    FINANCIAL STATEMENTS

Page
1.	The News Corporation Limited and Subsidiaries*

	Report of Independent Auditors	F-2

	Consolidated Statements of Financial Performance for the fiscal years ended June 30, 2000, 2001 and 2002	F-3

	Consolidated Statements of Financial Position at June 30, 2000, 2001 and 2002	F-4

	Consolidated Statements of Stockholders’ Equity for the fiscal years ended June 30, 2000, 2001 and 2002	F-6

	Consolidated Statements of Cash Flows for the fiscal years ended June 30, 2000, 2001 and 2002	F-9

	Notes to Consolidated Financial Statements	F-10

2.	Fox Entertainment Group, Inc.**

Report of Independent Public Accountants

Copy of 2001 Report of Independent Public Accountants

Consolidated Balance Sheets at June 30, 2002 and 2001

Consolidated Statements of Operations for the years ended June 30, 2002, 2001 and 2000

Consolidated Statements of Cash Flows for the years ended June 30, 2002, 2001 and 2000

Consolidated Statements of Shareholders’ Equity for the years ended June 30, 2002, 2001 and 2000

Notes to Consolidated Financial Statements

3.	British Sky Broadcasting Group plc***

Report of the Independent Public Accountants

Consolidated Profit and Loss Accounts for the years ended

June 30, 2000, 2001 and 2002

Consolidated Balance Sheets at June 30, 2001 and 2002

Consolidated Cash Flow Statements for the years ended June 30, 2000, 2001 and 2002

Notes to Financial Information

4.	Stream S.p.A.***

Report of Independent Auditors

Balance Sheets as of December 31, 2000 and 2001

Statements of Operations for the years ended December 31, 1999, 2000 and 2001

Statements of Cash Flows for the years ended December 31, 1999, 2000 and 2001

Statements of Shareholders’ Equity for the years ended December 31, 1999, 2000 and 2001

Notes to Financial Statements

5.	Gemstar—TV Guide International, Inc.*

	Report of Independent Auditors	G-1

	Consolidated Balance Sheets (Restated) as of December 31, 2002	G-2

	Consolidated Statements of Operations (Restated) for the year ended December 31, 2001	G-3

	Consolidated Statements of Stockholders’ (Restated) Equity for the year ended December 21, 2001	G-4

	Consolidated Statements of Cash Flows (Restated) for the year ended December 31, 2001	G-5

*	Filed herewith
**	Previously filed on Form 20-F on December 31, 2002
***	Previously filed on Form 6-K on May 20, 2003

ITEM 19.    EXHIBITS

Number	Description
1.1	Memorandum and Constitution of The News Corporation Limited, as amended on October 18, 1994.[1]

1.2	Amendments to the Constitution of The News Corporation Limited, dated January 31, 1995 and October 10, 1995.[2]

1.3	Extract from the Notice of Annual General Meeting of The News Corporation Limited setting forth amendments to its Constitution, adopted at its Annual General Meeting held on October 7, 1997.[3]

2.1	Amended and Restated Deposit Agreement, dated as of December 3, 1996, among The News Corporation Limited, Citibank, N.A. and the holders from time to time of American Depositary Receipts issued thereunder, representing American Depositary Shares of The News Corporation Limited each representing four Preferred Shares.[4]

2.2	Amended and Restated Deposit Agreement, dated as of October 29, 1996, among The News Corporation Limited, Citibank, N.A. and the holders from time to time of American Depositary Receipts issued thereunder, representing American Depositary Shares of The News Corporation Limited each representing four Ordinary Shares.[5]

2.3	Composite Revolving Credit Agreement, dated as of May 19, 1993 (including amendments dated August 9, 1993, September 14, 1993, May 12, 1994, March 30, 1995, February 29, 1996 and December 20, 1996) among News America Incorporated et al, several agents, managers and banks.[6]

2.4	Amendment No. 7, dated as of June 8, 1998, to the Revolving Credit Agreement dated as of May 19, 1993 (as amended on August 9, 1993, September 14, 1993, May 12, 1994, March 30, 1995, February 29, 1996 and December 20, 1996) among News America Incorporated et al, several agents, managers and banks.[7]

2.5	Amendment No. 8, dated as of November 22, 2000, to the Revolving Credit Agreement dated as of May 19, 1993 (as amended on August 9, 1993, September 14, 1993, May 12, 1994, March 30, 1995, February 29, 1996, December 20, 1996 and June 8, 1998) among News America Incorporated et al, several agents, managers and banks.[8]

2.6	Form of Preferred Ordinary Shares of The News Corporation Limited.[9]

2.7	Form of Preferred American Depositary Shares of The News Corporation Limited.[10]

2.8	Form of Ordinary Shares of The News Corporation Limited.[11]

2.9	Form of Ordinary American Depositary Shares of The News Corporation Limited.[12]

2.10	Indenture, dated as of February 28, 2001, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to the Liquid Yield Option™ Notes due February 28, 2021.[13]

2.11	Indenture, dated as of October 15, 1992, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company, as Trustee, with respect to the 10 1/8% Senior Debentures due October 15, 2012.[14]

2.12	First Supplemental Indenture, dated as of May 20, 1993, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the 10 1/8% Senior Debentures due October 15, 2012.[15]

2.13	Second Supplemental Indenture, dated as of July 21, 1993, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the 10 1/8% Senior Debentures due October 15, 2012.[16]

2.14	Third Supplemental Indenture, dated as of May 12, 1994, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the 10 1/8% Senior Debentures due October 15, 2012.[17]

2.15	Form of Fourth Supplemental Indenture, dated as of August 1, 1995, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the 10 1/8% Senior Debentures due October 15, 2012.[18]

2.16	Fifth Supplemental Indenture, dated March 2, 2000, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the 10 1/8% Senior Debentures due October 15, 2012.[19]

2.17	Sixth Supplemental Indenture, dated as of February 14, 2001, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the 10 1/8% Senior Debentures due October 15, 2012.[20]

2.18	Indenture, dated as of January 28, 1993, by and among News America Holdings Incorporated, The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the senior debt securities.[21]

2.19	First Supplemental Indenture, dated as of March 24, 1993, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the senior debt securities. [22]

2.20	Second Supplemental Indenture, dated as of April 8, 1993, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the senior debt securities. [23]

2.21	Third Supplemental Indenture, dated as of May 20, 1993, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the senior debt securities. [24]

2.22	Fourth Supplemental Indenture, dated as of May 28, 1993, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the senior debt securities. [25]

2.23

Fifth Supplemental Indenture, dated July 21, 1993, by and among News America Holdings Incorporated (currently News
America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust
Company (as successor to The First National Bank of Boston), as Trustee, with respect to the senior debt securities. [26]

2.24

Form of Sixth Supplemental Indenture, dated as of January 25, 1994, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the senior debt securities. [27]

2.25

Form of Seventh Supplemental Indenture, dated as of February 4, 1994, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the senior debt securities. [28]

2.26

Form of Eighth Supplemental Indenture, dated as of May 12, 1994, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the senior debt securities. [29]

2.27

Form of Ninth Supplemental Indenture, dated as of August 1, 1995, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the senior debt securities. [30]

2.28

Form of Tenth Supplemental Indenture, dated as of March 2, 2000, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the senior debt securities. [31]

2.29

Form of Eleventh Supplemental Indenture, dated as of February 14, 2001, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the senior debt securities. [32]

2.30

Amended and Restated Indenture, dated as of March 24, 1993, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities. [33]

2.31

First Supplemental Indenture, dated as of May 20, 1993, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities. [34]

2.32

Second Supplemental Indenture, dated as of May 28, 1993, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities. [35]

2.33

Third Supplemental Indenture, dated as of July 21, 1993, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities. [36]

2.34	Fourth Supplemental Indenture, dated as of October 20, 1995, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and The Bank of NewYork, as Trustee, with respect to senior debt securities. [37]

2.35	Fifth Supplemental Indenture, dated as of January 8, 1998, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities. [38]

2.36	Sixth Supplemental Indenture, dated as of March 1, 1999, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities. [39]

2.37	Seventh Supplemental Indenture, dated as of February 14, 2001, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities. [40]

2.38	Indenture, dated as of November 12, 1996, by and among News America Holdings Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to the 5% Subordinated Discount Debentures due 2016. [41]

2.39	First Supplemental Indenture, dated as of March 2, 2000, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to the 5% Subordinated Discount Debentures due 2016. [42]

2.40

Second Supplemental Indenture, dated as of February 14, 2001, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to the 5% Subordinated Discount Debentures due 2016. [43]

2.41

Other long-term borrowing instruments are omitted pursuant to Instruction 2(b) of the Instructions as to Exhibits to Form 20-F. The News Corporation Limited undertakes to furnish copies of such instruments to the Securities and Exchange Commission upon request.

4.1	Agreement and Plan of Merger, dated as of May 2, 2001, by and among Liberty Media Corporation, Liberty UVSG, Inc., The News Corporation Limited and News Publishing Australia Limited.[44]
4.2	Agreement and Plan of Merger, dated as of November 27, 2001, by and among Liberty Media Corporation, Liberty TVGIA, Inc., The News Corporation Limited and News Publishing Australia Limited.[45]
8	List of Subsidiaries.[46]
10.1	Consent of Ernst & Young regarding The News Corporation Limited.*
10.2	Consent of Ernst & Young LLP regarding Gemstar-TV Guide International, Inc.*
10.3	Excerpt entitled Government Regulation of Item 4-Description of Business from the Annual Report on Form 20-F of British Sky Broadcasting Group plc for its fiscal year ended June 30, 2002. [47]
99.1	Certifications pursuant to USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

* Filed herewith.

1	Incorporated by reference to Exhibit 1.3 to the Annual Report of The News Corporation Limited on Form 20-F
(File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 1994.

2	Incorporated by reference to Exhibit 1.1 to the Annual Report of The News Corporation Limited on Form 20-F
(File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 1995.

3	Incorporated by reference to Exhibit 1.3 to the Annual Report of The News Corporation Limited on Form 20-F
(File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 1997.

4	Incorporated by reference to Exhibit 4.2 to the Registration Statement of The News Corporation Limited on Form F-4 (Registration No. 333-6190) filed with the Securities and Exchange Commission on December 20, 1996.

5	Incorporated by reference to Exhibit 4.1 to the Registration Statement of The News Corporation Limited on Form S-8 (Registration No. 333-10338) filed with the Securities and Exchange Commission on May 10, 1999.

6	Incorporated by reference to Exhibit 10.21 to Amendment No. 4 to the Registration Statement of Fox Entertainment Group, Inc. on Form S-1 (Registration No. 333-61515) filed with the Securities and Exchange Commission on November 4, 1998.

7	Incorporated by reference to Exhibit 10.32 to Amendment No. 4 to the Registration Statement of Fox Entertainment Group, Inc. on Form S-1 (Registration No. 333-61515) filed with the Securities and Exchange Commission on November 4, 1998.

8	Incorporated by reference to Exhibit 1.1 to the Annual Report of The News Corporation Limited on Form 20-F
(File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2000.

9	Incorporated by reference to Exhibit (a) to the Registration Statement of The News Corporation Limited on Form 8-A
(File No. 1-9141) filed with the Securities and Exchange Commission on November 2, 1994.

10	Incorporated by reference to Exhibit A of Exhibit 4.2 to Amendment No. 1 to the Registration Statement of The News Corporation Limited on Form F-3 (Registration No. 333-13556) filed with the Securities and Exchange Commission on June 29, 2001.

11	Incorporated by reference to Exhibit (a) to the Registration Statement of The News Corporation Limited on Form 8-A
(File No. 1-9141) filed with the Securities and Exchange Commission on November 2, 1994.

12	Incorporated by reference to Exhibit A of Exhibit (c) to the Registration Statement of The News Corporation Limited on Form F-8-A (File No. 1-9141) filed with the Securities and Exchange Commission on November 2, 1994.

13	Incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Registration Statement of The News Corporation Limited on Form F-3 (Registration No. 333-13556) filed with the Securities and Exchange Commission on June 29, 2001.

14	Incorporated by reference to Exhibit 10.13 to Amendment No. 1 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-57286) filed with the Securities and Exchange Commission on January 27, 1993.

15	Incorporated by reference to Exhibit 10.16 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-63604) and Post-Effective Amendment No. 1 to the Registration Statement on Form F-3 of the News America Holdings Incorporated (Registration No. 33-59688) filed with the Securities and Exchange Commission on May 28, 1993.

16	Incorporated by reference to Exhibit 10.10 to Amendment No. 1 to the Registration Statement of The News Corporation Limited on Form F-3 (Registration No. 33-66930) filed with the Securities and Exchange Commission on August 11, 1993.

17	Incorporated by reference to Exhibit No. 2.3 to the Annual Report of The News Corporation Limited on Form 20-F
(as amended) (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 1994.

18	Incorporated by reference to Exhibit No. 2.3 to the Annual Report of The News Corporation Limited on Form 20-F
(File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 1995.

19	Incorporated by reference to Exhibit 2.16 to the Annual Report of The News Corporation Limited on Form 20-F
(File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2000.

20	Incorporated by reference to Exhibit 2.17 to the Annual Report of The News Corporation Limited on Form 20-F
(File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2001.

21	Incorporated by reference to Exhibit 2 to the Report of The News Corporation Limited on Form 6-K filed with the Securities and Exchange Commission dated January 28, 1993.

22	Incorporated by reference to Exhibit 2 to the Report of The News Corporation Limited on Form 6-K filed with the Securities and Exchange Commission dated April 26, 1993.

23	Incorporated by reference to Exhibit 3 to the Report of The News Corporation Limited on Form 6-K filed with the Securities and Exchange Commission dated April 26, 1993.

24	Incorporated by reference to Exhibit 4.7 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-63604) and Post-Effective Amendment No. 1 to the Registration Statement on Form F-3 of News America Holdings Incorporated (Registration No. 33-59688) filed with the Securities and Exchange Commission on May 28, 1993.

25	Incorporated by reference to Exhibit 4.8 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-63604) and Post-Effective Amendment No. 1 to the Registration Statement on Form F-3 of News America Holdings Incorporated (Registration No. 33-59688) filed with the Securities and Exchange Commission on May 28, 1993

26	Incorporated by reference to Exhibit 4.6 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-74574) filed with the Securities and Exchange Commission on January 28, 1994.

27	Incorporated by reference to Exhibit 4.7 to Amendment No. 1 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-74574) filed with the Securities and Exchange Commission on February 4, 1994.

28	Incorporated by reference to Exhibit 4.8 to Amendment No. 1 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-79334) filed with the Securities and Exchange Commission on June 14, 1994.

29	Incorporated by reference to Exhibit 4.9 to Amendment No. 1 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-79334) filed with the Securities and Exchange Commission on June 14, 1994.

30	Incorporated by reference to Exhibit 4.10 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-94868) filed with the Securities and Exchange Commission on July 24, 1995.

31	Incorporated by reference to Exhibit 10.12 to the Annual Report of Fox Entertainment Group, Inc. on Form 10-K (File No. 1-14595) filed with the Securities and Exchange Commission on September 28, 2001.

32	Incorporated by reference to Exhibit 10.13 to the Annual Report of Fox Entertainment Group, Inc. on Form 10-K (File No. 1-14595) filed with the Securities and Exchange Commission on September 28, 2001.

33	Incorporated by reference to Exhibit 4.1 to the Registration Statement of The News Corporation Limited on Form F-3 (Registration No. 33-67008) filed with the Securities and Exchange Commission on May 4, 1993.

34	Incorporated by reference to Exhibit 4.1 to the Registration Statement of The News Corporation Limited on Form F-3 (Registration No. 33-67008) filed with the Securities and Exchange Commission on May 4, 1993.

35	Incorporated by reference to Exhibit 4.3 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-63604) and Post-Effective Amendment No. 1 to the Registration Statement News America Holdings Incorporated on Form F-3 (Registration No. 33-59688) filed with the Securities and Exchange Commission on May 28, 1993.

36	Incorporated by reference to Exhibit 4.14 to Amendment No. 1 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-98238) filed with the Securities and Exchange Commission on October 23, 1995.

37	Incorporated by reference to Exhibit 4.15 to Amendment No. 1 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-98238) filed with the Securities and Exchange Commission on October 23, 1995.

38	Incorporated by reference to Exhibit 10.20 to the Annual Report of Fox Entertainment Group, Inc. on Form 10-K (File No. 1-14595) filed with the Securities and Exchange Commission on September 28, 2001.

39	Incorporated by reference to Exhibit 10.21 to the Annual Report of Fox Entertainment Group, Inc. on Form 10-K (File No. 1-14595) filed with the Securities and Exchange Commission on September 28, 2001.

40	Incorporated by reference to Exhibit No. 1.5 to the Annual Report of The News Corporation Limited on Form 20-F
(File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 1996.

41	Incorporated by reference to Exhibit 10.3 to the Registration Statement of The News Corporation Limited on Form F-3 (Registration No. 33-46196) filed with the Securities and Exchange Commission on March 24, 1992.

42	Incorporated by reference to Exhibit 2.39 to the Annual Report of The News Corporation Limited on Form 20-F
(File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2001.

43	Incorporated by reference to Exhibit 2.40 to the Annual Report of The News Corporation Limited on Form 20-F
(File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2001.

44	Incorporated by reference to Exhibit 7(g) to Amendment No. 2 of Schedule 13D/A of The News Corporation Limited and certain other persons filed with the Securities and Exchange Commission on May 17, 2001.

45	Incorporated by reference to Exhibit 7(j) to Amendment No. 3 of Schedule 13D/A of The News Corporation Limited and certain other persons filed with the Securities and Exchange Commission on December 7, 2001.

46	Incorporated by reference to Exhibit 8 to the Annual Report of The News Corporation Limited on Form 20-F
(File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2002.

47	Incorporated by reference to Exhibit 10.8 to the Annual Report of The News Corporation Limited on Form 20-F
(File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2002.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

*	Filed herewith

**	Previously filed on Form 20-F on December 31, 2002.

***	Previously filed on Form 6-K on May 20, 2003.

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

which the date is June 27, 2003

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

See notes to consolidated financial statements

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in millions)

ASSETS

	At June 30,
	2001		2002

Current assets
Cash and cash equivalents	A$	5,615	A$	6,337
Receivables
Trade—net of allowance		6,308		5,496
Other		375		313
Inventories		3,259		1,935
Prepaid expenses and other		616		566

Total current assets	A$	16,173	A$	14,647

Non-current assets
Investments
Equity in associated entities		20,022		6,875
Other investments		3,129		1,712

Total investments	A$	23,151	A$	8,587

Property, plant and equipment—net of accumulated depreciation and amortization		7,110		6,671
Other non-current assets
Publishing rights, titles and television licenses		31,051		35,348
Goodwill—net of accumulated amortization		519		455
Long-term receivables		762		796
Inventories		906		998
Filmed entertainment costs, net		4,313		3,234
Other		976		705

Total other non-current assets	A$	38,527	A$	41,536

Total Assets	A$	84,961	A$	71,441

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

See notes to consolidated financial statements

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in millions)

	Share Capital								Capital Reserves		Revenue Reserves
	Ordinary Shares		Perpetual Preference Shares		Preferred Limited Voting Shares		Subsidiary Preference Shares		Assets Revaluation		Foreign Exchange Fluctuation		Retained Earnings		Associated Companies		Minority Interest in Subsidiaries

Balance at June 30, 1999	A$	4,554	A$	490	A$	3,415	A$	1,483	A$	3,145	A$	1,642	A$	9,737	A$	302	A$	2,341
Net income														1,921				137
Transfers between reserves										(2)		64		317		(465)
Dividends paid and proposed														(284)				(17)
Dividend reinvestment and bonus share plan		37				58
Issue of shares		212				3,402
Exchange loss on translation												2,159				(26)		257
Redemption of shares																		28
Disposal of minority interest																		20
Minority interest purchased																		15
Devaluation of assets
Shares expired and cancelled under share buyback						(763)		(1,483)
Elimination of associate’s reciprocal shareholding		(4)				(32)

Balance at June 30, 2000	A$	4,799	A$	490	A$	6,080	A$	0	A$	3,143	A$	3,865	A$	11,691	A$	(189)	A$	2,781

See notes to consolidated financial statements

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in millions)

	Share Capital								Capital Reserves		Revenue Reserves
	Ordinary Shares		Perpetual Preference Shares		Preferred Limited Voting Shares		Subsidiary Preference Shares		Assets Revaluation		Foreign Exchange Fluctuation		Retained Earnings		Associated Companies		Minority Interest in Subsidiaries

Balance at June 30, 2000	A$	4,799	A$	490	A$	6,080	A$	0	A$	3,143	A$	3,865	A$	11,691	A$	(189)	A$	2,781
Net loss														(746)				196
Outside equity interest in controlled entities																1,060
Transfers between reserves														266		(329)
Dividends paid and proposed														(305)				(21)
Dividend reinvestment and bonus share plan		32				62
Issue of shares		605				8,763
Adjustment of conversion rates
Exchange gain on translation of net assets of subsidiaries												3,372				(23)		518
Devaluation of assets
Minority interest disposed																		(32)
Minority interest purchased																		1,613
Shares acquired and cancelled under share buyback						(91)
Elimination of associate’s reciprocal shareholding		(4)				(1)

Balance at June 30, 2001	A$	5,432	A$	490	A$	14,813	A$	0	A$	3,143	A$	7,237	A$	10,906	A$	519	A$	5,055

See notes to consolidated financial statements

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

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

See notes to consolidated financial statements

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	Years Ended June 30,
	2000		2001		2002

Operating activities:
Net profit (loss) attributable to members of the parent entity	A$	1,921	A$	(746)	A$	(11,962)
Adjustments for non-cash and non-operating activities:
Associated entity earnings, net of dividends		295		242		388
Depreciation and amortization		562		706		749
Provisions		142		188		378
Other items, net		(662)		1,342		13,179
Change in accounting policy after tax		—		686		—
Change in related balance sheet accounts—net of disposition and acquisition effects:
Receivables		(598)		(410)		(51)
Inventories		(1,088)		(889)		515
Payables		(39)		(199)		(118)

Cash provided by operating activities	A$	533	A$	920	A$	3,078

Investing and other activities:
Property, plant and equipment		(671)		(1,113)		(505)
Investments		(4,157)		(3,053)		(3,379)
Proceeds from sale of non-current assets		3,341		2,387		4,284

Cash (used in) provided by investing activities	A$	(1,487)	A$	(1,779)	A$	400

Financing activities:
Issuance of debt		—		1,496		—
Repayment of debt		(1,621)		(63)		(2,181)
Issuance of shares in a subsidiary		317		—		—
Issuance of shares		127		56		133
Buyback of preferred shares		(1,166)		(91)		—
Dividends paid		(236)		(205)		(278)
Leasing and other finance costs		(52)		(5)		(7)

Cash (used in) provided by financing activities	A$	(2,631)	A$	1,188	A$	(2,333)

Net (decrease) increase in cash		(3,585)		329		1,145
Opening cash balance		7,483		4,638		5,615
Exchange movement on opening cash balance		740		648		(423)

Closing cash balance	A$	4,638	A$	5,615	A$	6,337

Gross cash flows from operating activities
Cash from trading operations
Receipts	A$	21,846	A$	25,176	A$	28,970
Payments		(20,300)		(23,120)		(24,423)

	A$	1,546	A$	2,056	A$	4,547

Dividend and distribution receipts		74		86		38
Interest receipts		283		302		247
Interest payments		(1,127)		(1,225)		(1,324)
Income tax payments		(164)		(209)		(337)
Dividends paid on exchangeable preferred securities		(79)		(90)		(93)

Cash provided by operating activities	A$	533	A$	920	A$	3,078

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

Financial statements of controlled entities and associated entities are, for consolidation purposes, adjusted to comply with Group policy and A-GAAP. All intercompany balances and transactions, including unrealized profits arising from intra-group transactions, have been eliminated in full. Acquisitions of controlled entities are accounted for using the purchase method of accounting.

(b)  Revenue Recognition

Revenues from the theatrical distribution or the licensing of motion pictures are recognized when the following conditions are met:

a.	Persuasive evidence of a sale or licensing arrangement with a customer exists.
b.	The film is complete and, in accordance with the terms of the arrangement, has been delivered or is available for immediate and unconditional delivery.
c.	The license period of the arrangement has begun and the customer can begin its exploitation, exhibition or sale.
d.	The arrangement fee is fixed or determinable.
e.	Collection of the arrangement fee is reasonably assured.

Revenues from home video and DVD sales are recognized on the date that video and DVD units are made widely available for sale by retailers and all Group—imposed restrictions have expired.

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

(f)  Property, Plant and Equipment

In accordance with the requirements of Australian Accounting Standards Board (“AASB”) 1041, “Revaluation of Non-Current Assets”, land and buildings previously carried at valuation were reverted to a cost basis of measurement. For the purpose of transitioning to a cost basis, the existing revalued carrying amounts at July 1, 2000, were deemed to be their cost. This change in accounting policy had no impact on the financial position or financial performance of the Group as presented in these consolidated financial statements.

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

(g)  Publishing Rights, Titles and Television Licenses

In accordance with the requirements of AASB 1041, publishing rights, titles and television licenses, previously carried at valuation were reverted to a cost basis of measurement. For the purpose of transitioning to a cost basis, the existing revalued carrying amounts at July 1, 2000, were deemed to be their cost. This change in accounting policy had no impact on the financial position or financial performance of the Group as presented in these consolidated financial statements.

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

(i)  Developing Businesses

Costs incurred in the development of major new activities are capitalized until the operations are commenced on a commercial basis. At that point, any readily identifiable intangibles, such as publishing rights, titles and television licenses but not goodwill, are recorded at cost and accounted for in accordance with the relevant accounting policy. Any other costs are amortized over the period in which benefits are expected to be received.

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

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Basis of Presentation and Significant Accounting Policies (continued)

(q)  Earnings and Dividends Per Share

Basic earnings per share (“EPS”) is calculated as net profit or loss attributable to members of the parent entity, adjusted for dividends on perpetual preference shares, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

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

As the Group has two classes of ordinary shares (ordinary shares and preferred limited voting ordinary shares), two classes of EPS numbers are presented in accordance with the requirements of AASB 1027, “Earnings Per Share”.

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

Chris Craft

In July 2001, News Corporation, through a wholly-owned subsidiary, acquired all of the outstanding common stock of Chris-Craft Industries, Inc. and its subsidiaries, BHC Communications, Inc. and United Television, Inc., (collectively, “Chris-Craft”). The consideration for the acquisition was approximately A$3.5 billion in cash and the issuance of 68,854,209 ADRs representing 275,416,836 preferred limited voting ordinary shares valued at approximately A$3.5 billion. Simultaneously with the closing of the acquisition, News Corporation transferred A$4,438 million of certain net assets, constituting Chris-Craft’s ten television stations (the “Acquired Stations”) to its majority owned subsidiary, FEG, in exchange for 122,244,272 shares of FEG’s Class A Common Stock (the “Exchange”), thereby increasing the Group’s ownership in FEG from 82.76% to 85.25%. FEG assigned the licenses issued by the Federal Communications Commission (“FCC”) for the Acquired Stations to its indirect subsidiary, Fox Television Stations, Inc., which became the licensee and controls the operations of the Acquired Stations. The Group acquired Chris-Craft and transferred to FEG the Acquired Stations in order to strengthen FEG’s existing television station business.

FEG consolidated the operations of the Acquired Stations, as of the date of Exchange, July 31, 2001, with the exception of KTVX-TV in Salt Lake City, whose operations were not consolidated prior to the Exchange due to regulatory requirements which precluded FEG from controlling the station and required its disposal (see description for Clear Channel swap below).

In October 2001, the Group exchanged KTVX-TV in Salt Lake City and KMOL-TV in San Antonio with Clear Channel Communications, Inc. for WFTC-TV in Minneapolis (the “Clear Channel swap”). In addition, on November 1, 2001, the Group exchanged KBHK-TV in San Francisco with Viacom Inc. for WDCA-TV in Washington, DC and KTXH-TV in Houston (the “Viacom swap”). In June 2002, the Group exchanged KPTV-TV in Portland, an Acquired Station, for Meredith Corporation’s WOFL-TV in Orlando and WOGX-TV in Ocala (the “Meredith Swap”, and together with the Viacom and Clear Channel swaps, the “Station Swaps”). All of the stations exchanged in the Station Swaps were Acquired Stations. The stations received in the Station Swaps have been independently appraised at the same fair values as those Acquired Stations that were exchanged. Accordingly, no gain or loss was recognized by the Group as a result of the Station Swaps.

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

Speed Channel

In July 2001, as a result of the exercise of rights by existing shareholders, the Group acquired an additional 53.44% of Speedvision Network, LLC, now Speed Channel, Inc. (“Speed Channel”) for approximately A$789 million. This acquisition resulted in the Group owning approximately 85.46% of Speed Channel. As a result, the Group has consolidated the results of Speed Channel beginning in July 2001. In October 2001, the Group acquired the remaining 14.54% minority interest in Speed Channel for approximately A$221 million bringing the Group’s ownership percentage to 100%.

RSN North

In February 2001, Fox Sports Networks LLC (“Fox Sports Networks”), acquired certain assets and liabilities constituting the business of Midwest Sports Channel, a regional sports network serving the Minneapolis, Minnesota and Milwaukee, Wisconsin metropolitan areas, pursuant to an Assignment and Assumption Agreement among Fox Sports Networks, Viacom and Comcast Corporation (“Comcast”) and a Purchase Agreement between Viacom and Comcast for approximately A$79 million.

Sunshine

In January 2002, the Group acquired an additional 23.3% voting interest in Sunshine Networks (“Sunshine”) for approximately A$41.3 million. This resulted in the acquisition of a controlling financial interest in Sunshine and increased the Group’s ownership percentage in Sunshine to approximately 93%. In February 2002, the Group acquired an additional approximate 0.4% interest in Sunshine. Since the Group obtained a controlling financial interest upon acquisition in January 2002, Sunshine has been consolidated into the Cable Network Programming segment of the Group as it is now under the control of the Group.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4—Inventories

	At June 30,
	(in millions)
	2001		2002
Current:
Raw materials	A$	177	A$	124
Finished goods		283		237
Work and projects in progress		86		123
Television and sports programming rights		2,774		1,526

Total at cost	A$	3,320	A$	2,010

Provision for diminished value:
Finished goods		61		75

Total provision for diminution in value		61		75

	A$	3,259	A$	1,935

Non-current:
Finished goods		194		186
Television and sports programming rights		712		812

Total at cost	A$	906	A$	998

Filmed entertainment costs, net:
Film costs in progress	A$	1,844	A$	914
Completed film product		2,469		2,320

Total filmed entertainment costs, net	A$	4,313	A$	3,234

	A$	5,219	A$	4,232

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
Filmed entertainment costs:
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

As of June 30, 2002, the Group estimated that approximately 63% of unamortized filmed entertainment costs from completed films are expected to be amortized during fiscal year 2003 and approximately 91% of released unamortized filmed entertainment costs will be amortized within the next three years. As of June 30, 2002, the Group estimated that approximately 35% of A$1,449 million in accrued participation liabilities will be payable during fiscal year 2003.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5—Investments

The Group’s investments consist principally of:

				At June 30,
				(in millions)
Company	Principal Activities	Percentage Ownership		2001		2002
Gemstar—TV Guide International	U.S. print and electronic guidance company	42.9% (2001 38.5%	)	A$	11,271	A$	1,673
Regional Programming Partners(a)	U.S. partnership holding interests in sporting networks, teams and arenas	40.0%			1,835		1,673
Stream, S.p.A.	Italian pay TV provider	50.0%			952		648
China Network Systems	Taiwan cable TV operator	20.0%			477		434
National Geographic Channel(a)	U.S. domestic cable channel	66.7%			67		314
Independent Newspapers Limited	New Zealand newspaper publisher	45.3% (2001 44.3%	)		256		237
Ventures Arena(a)	U.S. company holding interests in sporting arenas	40.0%			260		218
FOXTEL	Australian pay TV operator	25.0%			199		207
National Rugby League	Australian rugby league football competition	50.0%			160		160
Queensland Press Pty. Limited	Australian newspaper publisher	41.7%			156		131
National Geographic International(a)	International cable channel	50.0%			90		104
BSkyB Group plc(b)	U.K. satellite TV broadcaster	36.2% (2001 36.3%	)		1,392		—
Fox Family Worldwide(a)	Family television programming venture	0% (2001 49.5%	)		857		—
Fox Sports International(a)	U.S. cable TV operator	Consolidated (2001 50.0%	)		151		—
Other equity investments	Various	Various			1,899		1,076

	Total equity investments				20,022		6,875
Echostar Communications	Satellite broadcaster	0% (2001 5.2%	)		873		—
Kirch Media	Holding company for commercial TV, film and sporting rights, new media, production and film technology	2.5%			427		—
The Wireless Group plc	Commercial radio operator	40.32% (voting 19.90%	)		146		85
New Regency	Film production	20.0%			189		374
Sky PerfecTV	Satellite and digital pay TV platform	8.1%			87		166
Knowledge Enterprises	Investment fund	17.8%			198		177
Southwest Sports Group	Sports entertainment	Various			148		151
Other investments held at cost	Various	Less than 20.0%			1,061		759

	Total investments held at cost				3,129		1,712

	Total investments			A$	23,151	A$	8,587

(a)	Held by the Group’s 85.32% owned subsidiary, FEG.

(b)	The Group’s investment in British Sky Broadcasting Group plc (“BSkyB”) is currently recorded at zero, and as a result the Group has ceased to equity account for its share of BSkyB’s results. As at June 30, 2002, the Group has not recorded A$135 million of its share of BSkyB losses, and will not recommence equity accounting until its share of cumulative profits and reserve movements totaling this amount has been recorded by BSkyB in the future.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5—Investments (continued)

All significant associated entities have balance sheet dates consistent with the Group, with the following exceptions:

Company	Balance Date
Gemstar—TV Guide International	December 31
Stream, S.p.A	December 31
Regional Programming Partners	December 31
China Network Systems	December 31

The aggregate fair value of the associated companies whose shares are listed was A$14,369 million as of June 30, 2002 (2001—A$27,468 million).

	At June 30,
	(in millions)
	2001		2002
Movement in carrying amount of investments in associated entities
Balance at beginning of year	A$	8,602	A$	20,022
Net (loss) from associated entities (i)		(249)		(1,434)
Dividends received from associated entities		(80)		(74)
Movement due to foreign exchange fluctuation		1,295		(1,039)
Investment in Gemstar-TV Guide (iii)		7,920		1,407
Additional investment in joint venture entities		578		583
Additional investment in other entities		398		572
Elimination of associates’ reciprocal shareholding in the Group		(6)		(18)
Additional investment by an associate entity (ii)		1,060		(267)
Write down of Gemstar-TV Guide (iii)		—		(11,138)
Write down of other investments		(158)		(694)
Carrying value of investments acquired		838		21
Carrying value of investments disposed		(176)		(1,066)

Balance at end of year	A$	20,022	A$	6,875

(i)	Losses are after capitalization of A$ nil (2001-A$571 million) developing business costs. Costs incurred in the development of major new ventures are capitalized until the operations commence on a commercial basis.

(ii)	In April 2000, BSkyB, an associate of TNCL, acquired a 24% stake in KirchPayTV, a German language pay television service operator in Germany and Austria, for cash consideration of A$808 million (which was financed from the issue of 19 million BSkyB shares) and 78 million new BSkyB shares. During fiscal 2001, BSkyB issued new equity as consideration for several transactions, including the acquisition of Sports Internet Group and the remaining shares in British Interactive Broadcasting Holdings Limited. These issuances reduced the Group’s ownership interest in BSkyB from 37.1% to 36.2%. In accordance with AASB 1016, “Accounting for Investments in Associates”, the Group recorded an increase in its investment in BSkyB and a corresponding increase in reserves of A$1,060 million in the year ended June 30, 2001. In fiscal 2002, the Group recorded a decrease in its investment in BSkyB and a corresponding decrease in reserves of A$240 million. As a result, the Group has recorded the change in its share of BSkyB’s reserves following the above transactions.

(iii)	In May 2001, the Group acquired approximately 80% of Liberty’s 21.3% interest in Gemstar-TV Guide International, Inc. (“Gemstar-TV Guide”) in exchange for approximately 121.5 million ADRs representing 486 million preferred limited voting ordinary shares. This acquisition by the Group was a non-cash transaction, with investments and contributed equity increasing by A$7,920 million.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5—Investments (continued)

Associated entities have various commitments and contingencies incurred during the normal course of business. The Group has no obligation under any of these commitments other than those included within Note 12.

Taiwan Cable Group (“China Network System”)

In April 2001, STAR purchased a 20% interest in each of the Koos’ Group’s (“Koos”) 15 cable systems in Taiwan. The aggregate purchase price for this transaction was A$474 million. As of July 2002, STAR had aggregate interests of up to 23% in 17 cable systems throughout Taiwan, including systems affiliated with Koos. The Group accounts for this investment under the equity method of accounting from the date of acquisition. Koos is a leading business group based in Taiwan encompassing finance, telecommunications, entertainment and other businesses.

Home Team Sports

In February 2001, Fox Sports Networks sold its approximate 34% limited partnership interest in Home Team Sports, in a non-cash exchange for new or amended cable carriage arrangements (the “Carriage Arrangements”) related to the distribution of certain of the Group’s programming services on cable systems. The value ascribed to the Carriage Arrangements was A$89 million and was based upon the value of similar cash transactions that the Group had completed. The Group has recognized a gain of approximately A$80 million related to this transaction for the year ended June 30, 2001.

	At June 30,
	(in millions)
	2000		2001		2002
The Group’s share of the profit (loss) after income tax of its associated entities consists principally of:
BSkyB	A$	(150)	A$	(76)	A$	(51)
Stream		—		—		(66)
Sky Latin America:
Net Sat Servicos Ltda (Brazil)		(71)		(101)		(120)
Innova, S.de R.L de C.V. (Mexico)		(57)		(52)		(92)
Other		(40)		(63)		(78)
Fox Cable Networks Group (USA)		56		89		33
FOXTEL		(12)		(11)		(15)
ESPN Star Sports		(25)		(23)		(11)
Other associated entities		71		75		86

Operating loss after income tax before other items	A$	(228)	A$	(162)	A$	(314)
Other items after income tax (a)		(70)		(87)		(1,120)

Operating loss after income tax and other items	A$	(298)	A$	(249)	A$	(1,434)

(a)	The 2002 Other items primarily represents the Group’s equity accounted share of the write off by its associate BSkyB of its investment in KirchPayTV. At June 30, 2002, the Group’s investment in BSkyB is recorded at zero, and as a result the Group has ceased to equity account its share of BSkyB’s results. As at June 30, 2002, the Group has not recorded A$135 million of it’s share of BSkyB’s losses, and will not recommence equity accounting until its share of cumulative profits and reserve movements totaling this amount has been recorded by BSkyB in the future.

Summarized financial data for associated entities is presented below:

	Years Ended June 30,
	(in millions)
	2000		2001		2002
Total assets	A$	27,234	A$	47,829	A$	27,476
Total liabilities		17,257		22,815		20,100
Revenues		14,663		15,334		13,393
Operating income		340		(1,247)		655
Net income (loss)		(942)		(474)		(4,315)

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

In accordance with AASB 1041, as at July 1, 2000 publishing rights, titles and television licenses previously carried at valuation were reverted to a cost basis of measurement, with the existing revalued carrying amounts at July 1, 2000 deemed to be their cost. The Group had previously revalued these assets, although the Group has not recorded any revaluation increments since 1990.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8—Interest Bearing Liabilities

	At June 30,
	(in millions)
	2001		2002
Loans payable unsecured:
8 5/8% Senior Notes (US$500,000,000) due February 1, 2003 (a)(h) 5/8	A$	988	A$	74
8 1/2% Senior Notes (US$500,000,000) due February 15, 2005 (a)		988		887
8.75% Senior subordinated notes (US$170,000,000) due February 15, 2006 (c)		332		—
8.875% Senior Notes (US$500,000,000) due August 15, 2007 (g)		988		927
9.75% Senior Discount Notes (US$405,000,000) due August 15, 2007 (g)		719		744
6.625% Senior debentures (US$350,000,000) due January 9, 2008 (b)		692		621
7 3/8% Senior debentures (US$200,000,000) due October 17, 2008 (b)		395		355
10 1/8% Senior debentures (US$300,000,000) due October 15, 2012 (a)(d)		593		54
9 1/4% Senior debentures (US$500,000,000) due February 1, 2013 (a)		988		887
8 5/8% Senior debentures (A$150,000,000) due February 7, 2014 (b)		150		150
7.6% Senior debentures (US$200,000,000) due October 11, 2015 (b)		395		355
8% Senior debentures (US$400,000,000) due October 17, 2016 (b)		790		709
7.25% Senior debentures (US$350,000,000) due May 18, 2018 (b)		692		621
8 1/4% Senior debentures (US$250,000,000) due August 2018 (b)		494		443
Liquid Yield Option Notes (LYONs) ™ (US$1,515,000,000) due February 28, 2021 (e)		1,513		1,405
8 7/8% Senior debentures (US$250,000,000) due April 26, 2023 (b)		494		443
7 3/4% Senior debentures (US$200,000,000) due January 20, 2024 (b)		395		355
7 3/4% Senior debentures (US$90,000,000) due February 1, 2024 (b)		178		159
9 1/2% Senior debentures (US$200,000,000) due July 15, 2024 (b)		395		355
8 1/2% Senior debentures (US$200,000,000) due February 23, 2025 (b)		395		355
7.7% Senior debentures (US$250,000,000) due October 30, 2025 (b)		494		443
7.43% Senior debentures (US$240,000,000) due October 1, 2026 (b)		474		426
7 1/8% Senior debentures (US$200,000,000) due April 8, 2028 (b)		395		355
7.3% Senior debentures (US$200,000,000) due April 30, 2028 (b)		395		355
7.28% Senior debentures (US$200,000,000) due June 30, 2028 (b)		395		355
7.625% Senior debentures (US$200,000,000) due November 2028 (b)		395		355
6.703% MOPPrS (US$150,000,000) due May 21, 2034 (f)		296		266
8.45% Senior debentures (US$200,000,000) due August 1, 2034 (b)		395		355
8.15% Senior debentures (US$300,000,000) due October 17, 2036 (b)		593		532
6.75% Senior debentures (US$250,000,000) due January 9, 2038 (b)		494		443
7.75% Senior debentures (US$600,000,000) due December 1, 2045 (b)		1,186		1,064
7.9% Senior debentures (US$150,000,000) due December 1, 2095 (b)		296		266
8 1/4% Senior debentures (US$100,000,000) due October 17, 2096 (b)		198		177
Other		12		—

		18,592		15,291

Less current maturities.		—		1,799

Total long-term unsecured loans		18,592		13,492

Total long-term unsecured bank loans payable		150		93

Total non-current interest bearing liabilities	A$	18,742	A$	13,585

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

(a)	The terms include covenants, which among other things restrict secured indebtedness to 10% of tangible assets and in certain circumstances limit new senior indebtedness. Redemption may occur, at the option of the holders, at 101% of the principal plus an accrued interest amount in certain circumstances where a change of control is deemed to have occurred.

(b)	The terms include covenants which among other things, restrict secured indebtedness to 10% of tangible assets. Redemption may occur, at the option of the holders, at 101% of the principal amount in certain circumstances where a change of control is deemed to have occurred.

(c)	These notes were issued by Heritage Media Corporation, an indirect subsidiary of TNCL, and pay interest semi-annually at a rate of 8.75% per annum. These notes were fully repaid during fiscal 2002.

(d)	The senior debentures can be redeemed, at the option of the Group, on or after October 15, 2002 at specified premiums. Pursuant to an offer to noteholders, a substantial portion of these notes were redeemed during the current year. The Group recognized a loss of A$64 million on the early extinguishment of debt, which is included within Other expenses before tax in the Statement of Financial Performance. It is the Group’s current intention to redeem the remaining debentures within the next 12 months and as such the remaining debentures have been classified as current.

(e)	The notes pay no periodic interest and the aggregate principal amount at maturity of US$1,515 million represents a yield of 3.5% per annum on the issue price. The holders may exchange the notes at any time into shares or ADRs of TNCL or, at the option of the Group, the cash equivalent thereof at a fixed exchange rate of 48.5932 preferred shares per US$1,000 note. The notes are redeemable at the option of the holders on certain dates at specified redemption values. The Group, at its election, may satisfy the redemption amounts in cash, ADRs or any combination thereof. The Group can redeem the notes in cash at any time on or after February 28, 2006 at specified redemption values. The notes were recorded at a discount and are being accreted using the effective interest rate method.

(f)	In May 1998, the Group issued 6.703% Mandatory Par Put Remarketed Securities (“MOPPrS”) due May 21, 2034. In connection with the issuance of MOPPrS, the Group entered into a remarketing agreement dated as on May 21, 1998 (the “Remarketing Agreement”), with the remarketing dealer named therein (the “Remarketing Dealer”), pursuant to which the MOPPrS are subject to mandatory tender in favor of the Remarketing Dealer on May 21, 2004 (the “Remarketing Date”), for a purchase price equal to 100% of the principal amount of the outstanding MOPPrS. Upon the Remarketing Dealer’s election to remarket the MOPPrS, the interest rate to the May 21, 2034 maturity date of the MOPPrS will be adjusted to reach the sum of 5.958% plus the applicable spread (as defined in the Remarketing Agreement). In the event the Remarketing Dealer does not elect to remarket the MOPPrS, they will mature on the Remarketing Date.

(g)	In June 2002, the Group and Fox Sports Networks, an indirect subsidiary of the Group, irrevocably called for redemption of all outstanding 8.875% Senior Notes and the 9.75% Senior Discount Notes. The Group recognized a loss of A$80 million on the irrevocable early extinguishment of the debt, which is included within Other expenses before tax in the Statement of Financial Performance at June 30, 2002. The terms include covenants that, among other things, limit the incurrence of additional debt by Fox Sports and distributions to partners.

(h)	In March 2002, the Group offered to purchase for cash any and all of its outstanding US$500 million aggregate principal amount of 8 5/8% Senior Notes due 2003. Approximately 92% of these Notes were tendered and accepted for payment. The Group recognized a loss of A$47 million on the early extinguishment of debt which is included within Other expenses before tax in the Statement of Financial Performance at June 30, 2002.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8—Interest Bearing Liabilities (continued)

As of June 30, 2002, aggregate maturities of borrowings during the next five years are as follows: 2003—A$1,799 million, 2004—A$ nil, 2005—A$887 million, 2006—A$ nil, 2007—A$ nil and thereafter—A$12,605 million.

At June 30, 2001 and 2002, the Group was not party to any interest rate swap agreements, except for items discussed below.

	At June 30,
	(in millions)
	2001		2002
Revolving credit facility(a)	A$	—	A$	—
Term loan and revolving credit facilities(b)		213		150

		213		150
Less: Current maturities		63		57

Total long-term bank loans	A$	150	A$	93

(a)	The Group has a A$3.5 billion Revolving Credit Agreement (as amended). The significant terms of the agreement include requirements that the Group maintain specific gearing and cash flow ratios and limitations on secured indebtedness. The maturity of this facility is June 30, 2004. The Group pays interest for borrowings in US dollars at LIBOR plus 0.50%; for borrowings in Sterling at LIBOR rate plus 0.50%; and for borrowings in Australian dollars at Australian bank bill rates plus 0.50%. A commitment fee of 0.15% is payable on the unused portion of the available credit. There were no borrowings made against this facility during fiscal 2001 or fiscal 2002. (See Note 24).

(b)	Includes a facility for 22 billion Japanese Yen (JPY) at an interest rate of 4.20% per annum. This facility matures in June 2005.

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

The Group has entered into a foreign currency swap, whereby the Group has received JPY 26.52 billion in exchange for US$240 million (at an initial exchange rate of 110.50). The fair value of this swap is A$82 million. Each year on April 1st and October 1st, the Group will receive interest in US dollars at a fixed rate of 7.43% of the initial principal and in return, will pay interest in yen on the JPY 26.52 billion, at the six month JPY LIBOR plus 0.37% (six month JPY LIBOR was 0.02% at June 30, 2002). The termination date of this swap is October 2, 2006.

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

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9—Pension Plans and Other Postretirement Benefits (continued)

Details of the major plans in which the Group participates are:

Actuarial Assessment
Name of Fund	Type of Benefit	Group Contribution Obligations	Date	By
Australia
NewsSuper	Defined benefit and defined contribution	As required to fund Defined benefit	July 1, 2002	William M. Mercer Pty Limited
News Employees Superannuation Trust	Defined benefit and defined contribution	As required to fund Defined benefit	July 1, 2002	William M. Mercer Pty Limited
News Limited Group Superannuation Fund	Defined contribution	8% of members’ salaries	Not applicable

Hong Kong
Star Provident Fund	Non-contributory and defined contribution	10% of base salary	Not applicable
Star Mandatory Provident Fund	Contributory and defined contribution	5% of members’ relevant monthly	Not applicable

United Kingdom
News International plc Pension and Life
Assurance Plan for Senior Executives	Non-contributory and defined benefit	As required to fund defined benefit	July 1, 2000	William M. Mercer Pty Limited
News International Pension Plan	Contributory and defined contribution	8% of members’ basic pay	October 1, 2001	William M. Mercer Pty Limited
HarperCollins Pension & Life Assurance Scheme	Contributory and defined benefit	As required to fund defined benefit	March 1, 2000	Watson/Wyatt Consultants & Actuaries
Harper Collins Executive Pension & Life Assurance Scheme	Contributory and defined contribution	As required to fund defined benefit	March 1, 2000	Watson/Wyatt Consultants & Actuaries
Digimedia Vision Pension and Life Assurance Plan	Contributory and defined benefit	As required to fund defined benefit	December 1, 2001	William M. Mercer Pty Limited

United States
News America, Inc. Employees’ Pension and Retirement Plan	Non-contributory defined benefit	As required to fund defined benefit	January 1, 2002	Consulting Actuaries International Inc
Fox Pension Plan	Non-contributory defined benefit	As required to fund defined benefit	January 1, 2002	Buck Consultants

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

Income tax benefits attributable to tax losses utilized in arriving at the provision for deferred income tax amounted to A$648 million (2001—A$545 million). Amounts of A$19 million (2001—A$16 million) are included in future income benefits relating to tax losses carried forward. These benefits, which expire between 2003 and 2022, will be recognized if future taxable income is sufficient in amount and of a nature which qualifies under the statutes in effect at the time the deduction is made.

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

	Payments Due by Period
	1 year		2-3 years		4-5 years		After 5 years		Total
Contracts for Capital Expenditure
Buildings	A$	16	A$	—	A$	—	A$	—	A$	16
Plant and machinery		127		18		3		1		149

	A$	143	A$	18	A$	3	A$	1	A$	165

Operating Leases (a)
Land and buildings	A$	284	A$	505	A$	440	A$	2,445	A$	3,674
Plant and machinery		48		49		22		8		127

	A$	332	A$	554	A$	462	A$	2,453	A$	3,801

Other commitments
Unsecured loans payable (b)	A$	1,799	A$	887	A$	—	A$	12,605	A$	15,291
Term loans (b)		57		93		—		—		150
Exchangeable preferred securities (b)		—		—		—		1,690		1,690
New Millennium II Preferred Interest		1,021		424		62		—		1,507
News America Marketing (c)		59		80		6		—		145
Major League Baseball (d)		592		1,356		1,589		—		3,537
National Football League (e)		1,020		2,642		1,445		—		5,107
National Association Stock Car Auto Racing (f)		356		879		950		688		2,873
Cricket (g)		174		149		406		—		729
Commitment for purchase of TV Station (h)		754		—		—		—		754
Other programming commitments (i)		1,573		1,554		1,196		2,753		7,076
Other obligations		452		653		175		333		1,613

	A$	7,857	A$	8,717	A$	5,829	A$	18,069	A$	40,472

Total commitments, borrowings and contractual obligations	A$	8,332	A$	9,289	A$	6,294	A$	20,523	A$	44,438

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

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12—Commitments and Contingencies (continued)

	In millions Amount of Commitment Expiration Per Period
	1 year		2-3 years		4-5 years		After 5 years		Total
FOXTEL (j)	A$	12	A$	24	A$	24	A$	148	A$	208
STAR (k)		77		76		—		—		153
Transponder leases guarantees (l)		55		110		104		406		675
Chicago RSN (m)		76		165		186		1,434		1,861
Star Channel Japan (n)		48		—		42		—		90

	A$	268	A$	375	A$	356	A$	1,988	A$	2,987

(a)	The Group leases transponders, office facilities, warehouse facilities, equipment and microwave transmitters used to carry its broadcast signals. These leases, which are classified as operating leases, expire at various dates through 2016. In addition, the Group leases various printing plants, which expire at various dates through 2094.

(b)	TNCL has guaranteed borrowings of controlled entities of A$15,441 million (2001—A$18,805 million). Additionally, TNCL has film distribution agreement guarantees in respect of controlled entities of A$1,507 million (2001—A$1,663). Under the terms of deeds of indemnity, any deficiency of funds, if any Australian wholly-owned controlled entity is wound up, will be met by the parent entity.

(c)	News America Marketing (“NAM”), a leading provider of in-store marketing products and services primarily to consumer packaged goods manufacturers, enters into minimum guarantee agreements with retailers.

(d)	The Group’s six-year contract with Major League Baseball (“MLB”) grants the Group rights to telecast certain regular season and all post-season MLB games. The contract began with the 2001 MLB season and ends with the 2006 MLB season. The remaining future scheduled payments for telecast rights to such MLB games aggregated approximately A$3,537 million as of June 30, 2002 before sublicense fees are considered. For the duration of its contract with MLB, the Group has sublicensed telecast rights to certain MLB post-season games to The Walt Disney Company (“Disney”), and is entitled to be paid the remaining sublicense fee aggregating A$1,046 million over the remaining term. The amounts reflected on this schedule have not been reduced by the sublicense.

(e)	Under the Group’s eight-year contract with the National Football League (“NFL”) through 2006, which contains certain termination clauses, remaining future minimum payments for program rights to broadcast certain football games aggregated approximately A$5,107 million as of June 30, 2002 and are payable over the remaining five-year term of the contract assuming no early terminations.

(f)	The Group’s contracts with the National Association of Stock Car Auto Racing (“NASCAR”), which contains certain termination clauses, give the Group rights to broadcast certain NASCAR races through fiscal 2009 and exclusive NASCAR content rights as well as the NASCAR brand to be exploited with a new NASCAR cable channel or the existing Speed Channel through fiscal 2013. The remaining future minimum payments aggregated approximately A$2,873 million as of June 30, 2002 and are payable over the terms assuming no early terminations.

(g)	The Group has acquired the exclusive rights to transmit and exploit the signals for the 2003 and 2007 Cricket World Cups and other related International Cricket Council (“ICC”) cricket events for a minimum guarantee of A$887 million through fiscal 2008. The Group has guaranteed this contract and has been granted the right of first refusal and the last right to match for the broadcast rights in their respective territories. As of June 30, 2002, the remaining minimum guarantee is A$729 million over the remaining term.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12—Commitments and Contingencies (continued)

(h)	In June 2002, the Group entered into an agreement to acquire WPWR-TV in Chicago from Newsweb Corporation for A$754 million. This acquisition closed in August 2002.

(i)	The Group’s minimum commitments and guarantees under certain other programming, players, licensing and other agreements aggregated approximately A$7,076 million at June 30, 2002, which are payable principally over a five- year period.

(j)	The Group, Telstra Corporation Limited (“Telstra”) and Publishing and Broadcasting Limited (“PBL”) are participants in a partnership known as FOXTEL, which has established a Pay TV operation in Australia. FOXTEL has entered into long-term channel supply agreements with various parties for exclusive rights to their programming. The Group and Telstra have severally guaranteed minimum subscriber payments under certain agreements entered into by FOXTEL, and PBL has provided News Corporation with an indemnity for 50% of the liability of the Group. These agreements prescribe payments of approximately A$832 million, for future programming based on subscriber numbers subject to minimal annual payment. The Group has included 25% of these prescribed payments as a commitment.

(k)	The Group has guaranteed certain sports right contracts for certain associated entities of STAR. The aggregate of the guarantees is approximately A$153 million (2001—A$213 million) and extend to May 2004.

(l)	The Group has guaranteed various transponder and other leases for certain associated entities operating in Latin America. The aggregate of these guarantees is approximately A$675 million (2001—A$759 million) and extends to 2019.

(m)	The Group has guaranteed various sports rights agreements for certain associated entities. The aggregate of these guarantees is approximately A$1,861 million and extends through 2019.

(n)	The Group has guaranteed a bank loan facility of A$89 million for Star Channel Japan. The facility covers a term loan of A$42 million which matures in September 2005 and an agreement for overdraft of A$48 million.

As of June 30, 2001 the Group had commitments of A$30.7 billion mainly relating to commitments to broadcast television programs. Of these commitments A$5.6 billion was payable within one year, A$16.2 billion was payable within 2 and 5 years and A$8.9 billion was payable after 5 years.

Regional Programming Partners

In December 1997, Rainbow Media Sports Holdings, Inc. (“Rainbow”) (a subsidiary of Cablevision Systems Corporation (“Cablevision”)) and Fox Sports Net, Inc. (“Fox Sports Net”) (a subsidiary of the Group) formed Regional Programming Partners (“RPP”) to hold various programming interests in connection with the operation of certain RSNs (“Rainbow Transaction”). Rainbow contributed various interests in RSNs, the Madison Square Garden Entertainment Complex, Radio City Music Hall, the New York Rangers NHL franchise, and the New York Knickerbockers NBA franchise, to RPP in exchange for a 60% partnership interest in RPP, and Fox Sports Net contributed A$1,295 million in cash for a 40% partnership interest in RPP.

Pursuant to the RPP partnership agreement upon certain actions being taken by Fox Sports Net, Rainbow has the right to purchase all of Fox Sports Net’s interests in RPP. The buyout price will be the greater of (i) (a) A$3.768 billion, increased by capital contributions and decreased by capital distributions, times Fox Sports Net’s interest in RPP plus (b) an 8% rate of return on the amount in (a) and (ii) the fair market value of Fox Sports Net’s interest in RPP. Consideration will be, at Rainbow’s option, in the form of cash or a three-year note with an interest rate of prime plus ½%. In addition, for 30 days following December 18, 2002 and during certain periods thereafter, so long as RPP has not commenced an initial public offering of its securities, Fox Sports Net has the right to cause Rainbow to, at Rainbow’s option, either (i) purchase all of Fox Sports Net’s interests in RPP or (ii) consummate an initial public offering of RPP’s securities. The purchase price will be the fair market value of Fox Sports Net’s interest in RPP and the consideration will be, at Rainbow’s option, in the form of marketable securities of certain affiliated companies of Rainbow or a three-year note with an interest rate of prime plus  1/2%.

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

Note 13—Exchangeable Preferred Securities

	At June 30,
	(in millions)
	2001		2002
9,725,669 Exchangeable Trust Originated Preferred Securities (a)	A$	1,883	A$	1,690
Redeemable Preferred Securities (b)		1,784		—

	A$	3,667	A$	1,690

(a)	In November 1996, the Group, through a trust (the “Exchange Trust”) wholly-owned by News America Incorporated (“NAI”), a subsidiary of the Group, issued 10 million 5% Exchangeable Trust Originated Preferred Securities (the “Exchangeable Preferred Securities”) for aggregate gross proceeds of A$1.3 billion. Such proceeds were invested in (i) preferred securities representing a beneficial interest of NAI’s 5% Subordinated Discount Debentures due November 12, 2016 (the “Subordinated Debentures”) and (ii) 10,000,000 warrants to purchase from NAI ordinary shares of BSkyB (the “Warrants”). These investments represent the sole assets of the Exchange Trust. Cumulative cash distributions are payable on the Exchangeable Preferred Securities at an annual rate of 5%. The Exchangeable Preferred Securities are mandatorily redeemable on November 12, 2016 or earlier to the extent of any redemption by NAI of any Subordinated Debentures or Warrants. The Group has the right to pay cash in US dollars equal to the market value of the BSkyB ordinary shares for which the Warrants are exercisable in lieu of delivering freely tradeable shares. The Group and certain of its direct and indirect subsidiaries have certain obligations relating to the Exchangeable Preferred Securities, the preferred securities representing a beneficial interest in the Subordinated Debentures, the Subordinated Debentures and Warrants which amount to a full and unconditional guarantee of the respective issuer’s obligations with respect thereto.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13—Exchangeable Preferred Securities (continued)

(b)	In conjunction with the unwinding of American Sky Broadcasting, LLC (“ASkyB”) during fiscal 1999, the Group recorded approximately A$1,214 million related to its requirement to issue redeemable preferred securities to MCI Communications Corporation (“MCI”). Interest accrues on this obligation at a rate of 6% per annum. In February 2002, the Group settled the outstanding obligation and accrued interest of A$1,926 million for A$1,760 million. The consideration consisted of 121.2 million preferred limited voting ordinary shares of the Group, valued at A$1,288 million and A$473 million in cash. This settlement satisfied the Group’s obligation to issue redeemable preferred stock to WorldCom, Inc. (formerly MCI Communications Corporation). The Group recognized a A$166 million gain on the settlement of this obligation, which was recorded as Other revenues before tax in the Statement of Financial Performance.

Note 14—Outside Equity Interest in Controlled Entities

	At June 30,
	(in millions)
	2001		2002
Capital (a) (b) (c)	A$	4,734	A$	4,330
Retained profits (a) (b)		319		534
Reserves		2		13

	A$	5,055	A$	4,877

(a)	During November 1998, a subsidiary of the Group, FEG, which consists of all TNCL’s film and television production and distribution, television broadcasting, cable network programming and related businesses in the United States, sold 124,800,000 shares of its Class A Common Stock in an initial public offering (“IPO”). As of June 30, 2002, TNCL has an equity interest of 85.32% of FEG, while its voting interest amounts to 97.8%. (See Note 24)

(b)	During November 1999, an indirect subsidiary of TNCL, NDS Group plc (“NDS”) sold 10,350,000 ADSs in an IPO. TNCL currently has an equity interest of 78.25% of NDS. (See Note 16)

(c)	On March 30, 2001, the Group’s film distribution arrangement with New Millennium Investors, LLC (“New Millenium”) expired. The Group acquired the outstanding equity of New Millennium and repaid all of New Millenium’s existing debt, resulting in the acquisition of film inventories of A$1,314 million and the elimination of current and non-current payables of A$237 million.

Concurrently, the Group entered into a new series of film rights agreements whereby a controlled consolidated subsidiary of the Group, Cornwall Venture LLC (“NM2”), that holds certain library film rights, funds the production or acquisition costs of all eligible films, as defined, to be produced by Twentieth Century Fox Film Corporation (“TCF”), a subsidiary of the Group, between 2001 and 2005 (these film rights agreements, as amended, are collectively referred to as the “New Millenium II Agreement”). NM2 is a separate legal entity from the Group and TCF and has separate assets and liabilities. NM2 issued a preferred limited liability membership interest (“Preferred Interest”) to a third party to fund the film financing, which is presented on the consolidated Statement of Financial Position as outside equity interests in controlled entities. The Preferred Interest has no fixed redemption rights but is entitled to an allocation of the gross receipts to be derived by NM2 from the distribution of each eligible film. Such allocation to the extent available based on gross receipts from the distribution of the eligible films consists of (a) a return on the Preferred Interest (the “Preferred Payments”), based on certain reference rates (generally based on US commercial paper rates or LIBOR) prevailing on the respective dates of determination, and (b) a redemption of the Preferred Interest, based on a contractually determined amortization schedule. The Preferred Interest has a preference in the event of a liquidation of NM2 equal to the unredeemed portion of the investment plus any accrued and unpaid Preferred Payments. The Group owns the controlling equity interest in NM2. Accordingly, NM2 is consolidated as the Group has control over the strategic and operational decisions of NM2 and control of all film rights held by NM2.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14—Outside Equity Interest in Controlled Entities (continued)

The net change in Preferred Interests outstanding was A$1,662 million and A$14 million for the years ended June 30, 2001 and 2002, respectively. These amounts consisted of issuances by the Group of additional Preferred Interests under the New Millennium II Agreement in the amount of A$259 million and A$1,165 million and redemptions by the Group of Preferred Interests of A$83 million and A$1,151 million during fiscal years 2001 and 2002, respectively. The original issuance of Preferred Interests was A$1,486 million in fiscal 2001.

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

(ii)	(a) falls below BBB- and Baa3, or (b) it is not rated by both rating agencies, and, in each case, more than A$44 million in capital payments redeemable at that time from film gross receipts remain unredeemed for at least one quarter.

If a Ratings Trigger Event were to occur then (a) no new film will be transferred, (b) rights against certain film assets may be enforced, and (c) the Preferred Interest may become redeemable.

During fiscal 2002, no Ratings Trigger Event occurred. If a Ratings Trigger Event were to occur, then A$754 million (or approximately 50% of the outstanding balance as of June 30, 2002) may be payable immediately. The balance of the redemption would be payable to the extent of future gross receipts from films that had been transferred to NM2.

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

	Years Ended June 30,
	(in millions)
	2000		2001		2002
Sale of Echostar shares (a)	A$	598	A$	415	A$	468
Sale of Fox Family Worldwide (b)		—		—		2,323
Sale of Outdoor Life (c)		—		—		271
Sale of The Golf Channel (d)		—		476		—
Sale of TM3 (e)		—		18		—
Healtheon/Web MD transaction restructure, net (f)		—		(426)		—
Write down of investment in One.Tel (g)		—		(576)		—
Write down of investment in Stream (h)		—		—		(590)
Write down of investment in KirchMedia (i)		—		—		(460)
Write down of investment in Gemstar-TV Guide (j)		—		—		(11,138)
Write down of sports rights (k)		—		—		(1,861)
Early extinguishment of debt (l)		—		—		(191)
Restructuring costs		(136)		(258)		(40)
Disposal and write down of other non-current assets (m)		(257)		(923)		(756)
Sale of Ansett (n)		197		—		—
Sale of Vox (o)		271		—		—
Sale of AWAS (p)		(184)		—		—
Sale of Asia Today Limited (q)		477		—		—
NDS float and related asset sales (r)		220		—		—

	A$	1,186	A$	(1,274)	A$	(11,974)

Income tax (expense) benefit attributable to other items		(454)		19		(15)

Other (loss) after tax	A$	732	A$	(1,255)	A$	(11,989)

Other (loss) after tax comprises:
Other revenues before income tax		4,147		3,335		5,627
Other expenses before income tax		(2,961)		(4,609)		(17,601)
Income tax (expense) benefit attributable to other items		(454)		19		(15)

	A$	732	A$	(1,255)	A$	(11,989)

(a)	The Group sold its investment in Echostar Communications Corp. (“Echostar”) for total consideration of A$1,210 million, A$635 million, and A$1,312 million in 2000, 2001 and 2002, respectively. The Group recorded gains on these sales of Echostar shares of A$598 million, A$415 million and A$468 million in 2000, 2001 and 2002, respectively.

(b)	In October 2001, Fox Broadcasting Company (“FOX”), Haim Saban and the other stockholders of Fox Family Worldwide (“FFW”), sold FFW to Disney for total consideration of approximately A$10.3 billion (including the assumption of certain debt), of which approximately A$3.2 billion was in consideration of the Group’s interest in FFW. As a result of this transaction, the Group recognized a gain of approximately A$2.3 billion before tax and minority interest. In addition, the Group sublicensed certain post-season MLB games through the 2006 MLB season to Disney for aggregate consideration of approximately A$1.2 billion, payable over the entire period of the sublicense.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16—Other Items (continued)

(c)	In July 2001, as a result of the exercise of rights by existing shareholders of Outdoor Life Network LLC (“Outdoor Life”), the Group acquired 50.23% of Outdoor Life for approximately A$608 million. This acquisition resulted in the Group owning approximately 83.18% of Outdoor Life. In October 2001, a shareholder of Outdoor Life acquired the Group’s ownership interest in Outdoor Life for approximately A$977 million in cash. Upon the closing of the sale of the Group’s ownership interest in Outdoor Life, the Group recognized a gain of A$271 million.

(d)	In June 2001, the Group sold its 31% interest in The Golf Channel to Comcast for a total consideration of approximately A$695 million, of which A$676 million was received in cash during fiscal 2001. The Group recorded a gain on the sale of A$476 million in relation to this transaction.

(e)	In March 2000, News Germany Television Holdings Gmbh purchased a 34% interest in TM3 KG and TM3 Gmbh (to increase its holdings to 100%) for total consideration comprised of A$301.4 million. In January 2001, the Group agreed to sell TM3 to KirchMedia for cash consideration of approximately A$265 million and approximately A$427 million in newly issued shares of KirchMedia. The Group based its valuation of the KirchMedia shares on three different factors: (i) previous equity transactions that KirchMedia had entered into with other investors, (ii) a required minimum cash payment of A$427 million if KirchMedia did not issue such shares, and (iii) the put option the Group received over its KirchMedia shares from KirchMedia’s parent in the amount of A$427 million. The Group recorded a gain on this sale of approximately A$18 million. As of June 30, 2002, the Group owned approximately 2.53% of KirchMedia.

(f)	As a result of the restructuring of the Group’s investment in Healtheon/WebMD Corporation (“WebMD”), the Group swapped out of its preferred stock investment and recognized an impairment loss on its remaining common stock interest in WebMD. In exchange for the preferred shares the Group received the ownership interest in the Health Network (“THN”), warrants to purchase additional common stock in WebMD, a reduction in its obligation to provide future media services to and license content from WebMD and the elimination of future funding commitments to an international joint venture. The Group recorded a non-cash charge of approximately A$426 million related to this restructuring. In June 2001, the Group sold its investment in THN to a third party for consideration valued at A$433 million.

(g)	In May 2001, TNCL became aware of serious financial problems at One.Tel Limited, an Australian telecommunications company in which TNCL owns approximately 24% of the outstanding equity. Upon completion of One.Tel’s auditors’ review of its current financial condition in late May 2001, One.Tel was placed in administration. The carrying value of the investment in One.Tel has been fully written down due to its plans to liquidate its operations.

(h)	Stream S.p.A. (“Stream”) is a satellite pay-TV provider in Italy. In April 2000, the Group entered into an agreement to increase its interest in Stream to 50% through the purchase of shares of certain minority interest holders for approximately A$142 million. Pursuant to this agreement, in April 2000, the Group increased its equity ownership interest to 41.7% and in June 2000, further increased its equity interest to 50%. During the year, the Group wrote down its investment in Stream by A$590 million to an amount considered by the Directors to be the recoverable amount at June 30, 2002. The Group will continue to monitor this investment and as circumstances change will assess the future recoverability of its carrying value.

(i)	During fiscal 2002, given the financial uncertainties surrounding KirchPayTV and its parent Kirch Gruppe, the Group has recognized a charge of A$460 million to fully write down its investment in KirchMedia.

(j)	In July 2000, TV Guide, Inc. completed a merger with Gemstar International Group Limited (“Gemstar”) pursuant to which TVG became a wholly-owned subsidiary of Gemstar which was renamed Gemstar-TV Guide International, Inc The Group’s ownership of the merged entity at July 2000 was approximately 21.38%. In May 2001, TNCL acquired approximately 80% of Liberty’s 21.3% interest in Gemstar-TV Guide in exchange for approximately 121.5 million ADRs representing 486 million TNCL preferred limited voting ordinary shares. The acquisition by TNCL of a further interest in Gemstar-TV Guide through the issuance of preferred shares is a non-cash transaction, with investments and contributed equity increasing by A$7,920 million. In December 2001, the Group acquired the remaining 20% of Liberty’s interest in Gemstar-TV Guide in exchange for approximately 28.8 million ADRs of the Group representing approximately 115.2 million preferred limited voting ordinary shares valued at A$1,407 million. This acquisition was a non-cash transaction, with investments and contributed equity increasing by A$1,407 million. As a result of this transaction, the Group’s ownership interest in Gemstar-TV Guide increased to 42.6% (42.9% at June 30, 2002). As at June 30, 2002, the Group owned approximately 175 million shares in Gemstar-TV Guide and recorded a charge to reflect the permanent impairment in carrying value of A$11.1 billion. The charge was determined by reference to Gemstar-TV Guide’s share price at June 28, 2002 of A$9.56 per share.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16—Other Items (continued)

(k)	As a result of the downturn in the United States of America in sports related advertising during the year, together with the reduction in long-term forecast advertising growth rates, in accordance with the Group’s accounting policies, the Directors reevaluated the recoverability of the costs of certain sports contracts, principally in the United States. Accordingly, the Group recorded a one-time other expense of A$1,861 million relating to NFL (A$753 million), NASCAR (A$578 million), MLB (A$437 million) and non-US cricket programming rights (A$93 million).

(l)	During the year, the Group extinguished a substantial portion of debt owing on 10 1/8% Senior Debentures due October 2012 and on 8 5/8% Senior Notes due 2003. The Group recognized a loss of A$64 million and A$47 million, respectively, due to the early extinguishment of debt. In June 2002, the Group and Fox Sports Networks, an indirect subsidiary of the Group, irrevocably called for the redemption all of outstanding 8.875% Senior Notes and the 9.75% Senior Discounted Notes. The Group recognized a loss of A$80 million on the irrevocable early extinguishment of the debt.

(m)	During fiscal 2001, the Group wrote down certain of its non-current assets, in particular its investment in Zee Telefilms Limited (“ZTL”) and certain new media assets. During fiscal 2002, the Group further wrote down certain non-current assets, mainly interactive, media and sporting assets, to their recoverable amount. During 2002, the Group also disposed of various non-current assets for an aggregate consideration of A$96 million (2001 A$880 million). During the year, the Group also settled certain liabilities owing to MCI Communications Corporation (“MCI”), including accrued interest, of A$1,926 million for A$1,760 million, consisting of 121.2 million preferred limiting voting shares valued at A$1,288 million and A$473 million in cash. The Group recognized a gain of A$166 million on the settlement.

(n)	In June 2000, the Group completed the sale of its 50% interest in Ansett Holdings Limited (“Ansett”) to Air New Zealand Limited (“ANZ”). The Group received A$580 million in cash and certain deferred compensation based upon the market value of ANZ shares. The Group recognized a gain of A$197 million on the sale of Ansett in fiscal year 2000.

(o)	In January 2000, News Germany Television Holdings Gmbh sold its 49.9% holding in VOX to RTL Television GMBH for a consideration of DM550 million. The Group recognized a gain in the amount of A$271 million on disposal.

(p)	In April 2000, the Group sold its 50% investment in AWAS, an airline leasing operation, for approximately A$267 million. The Group recorded a loss on this sale of approximately A$184 million.

(q)	In April 2000, the Group completed the sale of its 50% interest in Asia Today Limited, whose principal assets were investments in the Zee television channels in India and Siticable, an Indian cable operator, to ZTL, a company listed on the Bombay Stock Exchange, for total consideration of approximately A$646 million, of which A$247 million was paid in cash and the balance of the consideration in shares of ZTL. This sale resulted in a gain of A$477 million.

(r)	In November 1999, NDS completed an IPO of 10,350,000 American Depository Shares (“ADS”) at US$20 per ADS, for net proceeds of approximately A$302 million. The IPO resulted in a gain of A$280 million. Also, during fiscal 1999, NDS sold the digital hardware business to Tandberg Television ASA. The Group recognized a loss of A$60 million on the disposal.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17—Industry and Geographical Segment Data

Business Segments

	For the Year Ended June 30, 2000
	(in millions)
	Filmed Entertainment		Television		Cable Network Programming		Magazines & Inserts		Newspapers		Book Publishing		Other		Unallocated		Total
Sales Revenue	A$	6,269	A$	5,689	A$	2,005	A$	1,585	A$	4,448	A$	1,634	A$	813	A$	—	A$	22,443
Operating expenses		(6,114)		(4,536)		(1,885)		(1,174)		(3,578)		(1,493)		(921)		—		(19,701)

Operating income		155		1,153		120		411		870		141		(108)		—		2,742
Net profit (loss) from associated entities		(82)		(455)		55		—		45		—		139		—		(298)
Net borrowing costs		—		—		—		—		—		—		—		(814)		(814)
Dividends on exchangeable preferred securities		—		—		—		—		—		—		—		(79)		(79)
Other revenues before income tax		—		1,090		—		—		—		—		3,057		—		4,147
Other expenses before income tax		—		(540)		—		—		(18)		(67)		(2,336)		—		(2,961)
Net income tax (expense) benefit		—		—		—		—		—		—		—		(679)		(679)
Net profit attributable to outside equity interests		—		—		—		—		—		—		—		(137)		(137)

Net profit (loss) attributable to members of the parent entity	A$	73	A$	1,248	A$	175	A$	411	A$	897	A$	74	A$	752	A$	(1,709)	A$	1,921

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17—Industry and Geographical Segment Data (continued)

	For the Year Ended June 30, 2001
	(in millions)
	Filmed Entertainment		Television		Cable Network Programming		Magazines & Inserts		Newspapers		Book Publishing		Other		Unallocated		Total
Sales revenue	A$	6,795	A$	6,838	A$	2,696	A$	1,675	A$	4,600	A$	1,907	A$	1,067	A$	—	A$	25,578
Operating expenses		(6,308)		(5,831)		(2,499)		(1,238)		(3,696)		(1,702)		(1,211)		—		(22,485)

Operating income		487		1,007		197		437		904		205		(144)		—		3,093
Net profit (loss) from associated entities		(28)		(394)		15		—		25		—		133		—		(249)
Net borrowing costs		—		—		—		—		—		—		—		(935)		(935)
Dividends on exchangeable preferred securities		—		—		—		—		—		—		—		(90)		(90)
Other revenues before income tax		—		723		1,213		—		—		—		1,399		—		3,335
Other expenses before income tax		—		(888)		(1,111)		(68)		—		—		(2,542)		—		(4,609)
Change in accounting policy		(1,107)		—		—		—		—		—		—		—		(1,107)
Net Income tax (expense) benefit		—		—		—		—		—		—		—		12		12
Net profit attributable to outside equity interests		—		—		—		—		—		—		—		(196)		(196)

Net profit (loss) attributable to members of the parent entity	A$	(648)	A$	448	A$	314	A$	369	A$	929	A$	205	A$	(1,154)	A$	(1,209)	A$	(746)

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17—Industry and Geographical Segment Data (continued)

	For the Year Ended June 30, 2002
	(in millions)
	Filmed Entertainment		Television		Cable Network Programming		Magazines & Inserts		Newspapers		Book Publishing		Other		Unallocated		Total
Sales revenue	A$	7,714	A$	8,160	A$	3,569	A$	1,650	A$	4,604	A$	2,059	A$	1,258	A$	—	A$	29,014
Operating expenses		(6,810)		(7,287)		(3,189)		(1,202)		(3,782)		(1,835)		(1,367)		—		(25,472)

Operating income		904		873		380		448		822		224		(109)		—		3,542
Net profit (loss) from associated entities		(19)		(1,491)		(129)		—		22		—		183		—		(1,434)
Net borrowing costs		—		—		—		—		—		—		—		(1,000)		(1,000)
Dividends on exchangeable preferred securities		—		—		—		—		—		—		—		(93)		(93)
Other revenues before income tax		—		—		4,234		—		—		—		1,393		—		5,627
Other expenses before income tax		—		(1,240)		(1,689)		—		—		—		(14,672)		—		(17,601)
Net income tax (expense) benefit		—		—		—		—		—		—		—		(655)		(655)
Net profit attributable to outside equity interests		—		—		—		—		—		—		—		(348)		(348)

Net profit (loss) attributable to members of the parent entity	A$	885	A$	(1,858)	A$	2,796	A$	448	A$	844	A$	224	A$	(13,205)	A$	(2,096)	A$	(11,962)

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

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17—Industry and Geographical Segment Data (continued)

	At June 30, 2001
	(in millions)
	Filmed Entertainment		Television		Cable Network Programming		Magazines & Inserts		Newspapers		Book Publishing		Other		Unallocated		Total
Assets
Investments in associated entities	A$	91	A$	3,004	A$	4,525	A$	—	A$	447	A$	—	A$	11,955	A$	—	A$	20,022
Segment assets		8,515		21,135		9,545		2,929		8,563		3,323		2,082		—		56,092
Corporate assets		—				—		—		—		—		—		8,847		8,847

Total assets		8,606		24,139		14,070		2,929		9,010		3,323		14,037		8,847		84,961
Liabilities
Segment liabilities		3,802		4,566		1,278		719		709		833		2,011		—		13,918
Corporate liabilities		—		—		—		—		—		—		—		23,448		23,448

Total liabilities		3,802		4,566		1,278		719		709		833		2,011		23,448		37,366
Acquisition of assets		123		124		535		27		632		67		404		—		1,912
Depreciation and amortization		134		170		79		17		222		14		70		—		706
Other non-cash expenses		1,107		888		1,111		68		—		—		2,472		—		5,646

	At June 30, 2002
	(in millions)
	Filmed Entertainment		Television		Cable Network Programming		Magazines & Inserts		Newspapers		Book Publishing		Other		Unallocated		Total
Assets
Investments in associated entities	A$	99	A$	1,179	A$	3,389	A$	—	A$	403	A$	—	A$	1,805	A$	—	A$	6,875
Segment assets		7,380		22,864		10,627		2,527		8,249		3,037		1,745		—		56,429
Corporate assets		—		—		—		—		—		—		—		8,137		8,137

Total assets		7,479		24,043		14,016		2,527		8,652		3,037		3,550		8,137		71,441
Liabilities
Segment liabilities		4,209		4,965		1,146		488		755		630		1,367		—		13,560
Corporate liabilities		—		—		—		—		—		—		—		18,413		18,413

Total liabilities		4,209		4,965		1,146		488		755		630		1,367		18,413		31,973
Acquisition of assets		103		5,473		1,546		9		197		10		242		—		7,580
Depreciation and amortization		131		193		82		13		225		15		90		—		749
Other non-cash expenses		—		1,238		1,683		12		—		—		14,457		—		17,390

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17—Industry and Geographical Segment Data (continued)

Geographic Segments

	2000
	(in millions)
	USA		UK		Australia		Unallocated		Total
Sales revenue	A$	16,665	A$	3,600	A$	2,178	A$	—	A$	22,443
Net (loss) from associated entities		(75)		(261)		38		—		(298)
Other revenues before income tax		1,526		1,177		1,444		—		4,147

	2001
	(in millions)
	USA		UK		Australia		Unallocated		Total
Sales revenue	A$	19,094	A$	4,185	A$	2,299	A$	—	A$	25,578
Net (loss) from associated entities		(85)		(152)		(12)		—		(249)
Other revenues before income tax		2,330		973		32		—		3,335
Assets
Investment in associated entities		15,756		2,360		1,906		—		20,022
Segment assets		43,093		7,508		5,491		—		56,092
Corporate assets		—		—		—		8,847		8,847

Total assets		58,849		9,868		7,397		8,847		84,961

Acquisition of assets		1,264		542		106		—		1,912

	2002
	(in millions)
	USA		UK		Australia		Unallocated		Total
Sales revenue	A$	22,194	A$	4,418	A$	2,402	A$	—	A$	29,014
Net (loss) from associated entities		(272)		(1,158)		(4)		—		(1,434)
Other revenues before income tax		5,579		—		48		—		5,627
Assets
Investment in associated entities		4,456		671		1,748		—		6,875
Segment assets		44,035		7,247		5,147		—		56,429
Corporate assets		—		—		—		8,137		8,137

Total assets		48,491		7,918		6,895		8,137		71,441

Acquisition of assets		7,259		202		119		—		7,580

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

Ordinary and Preferred Shares

During fiscal 2000, TNCL issued to shareholders a total of 2,761,779 ordinary shares and 4,541,731 preferred shares under the Dividend Reinvestment and Bonus Share Plans. A total of A$483,743 Zero Coupon Notes were converted into 36,696 ordinary shares and 18,344 preferred shares. A total of A$352,253,767 Liquid Yield Option Notes were converted into 12,638,375 ordinary shares and 6,319,148 preferred shares. In July 1999, MCI Communications Corporation through a wholly-owned subsidiary, MCI Telecommunications Corporation, exercised warrants and received 225 million TNCL preferred limited voting ordinary shares for no additional consideration and immediately sold these shares to the Group for A$2,139 million. Contemporaneously, the Group sold A$1,378 million of such shares to two existing shareholders.

During fiscal 2001, TNCL issued to shareholders a total of 1,934,849 ordinary shares and 3,778,644 preferred shares under the Dividend Reinvestment and Bonus Share Plans. A total of A$131,579 Zero Coupon Notes were converted into 7,277 ordinary shares and 3,639 preferred shares. A total of A$1,696,636,398 Liquid Yield Option Notes were converted into 52,096,928 ordinary shares and 26,048,338 preferred shares.

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

Range of Exercise Prices	Options Outstanding	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life	Exercisable Options	Weighted Average Exercise Price
A$2.20 to A$3.25	192	A$	2.64	1.26	192	A$	2.64
A$3.63 to A$4.85	216	A$	4.24	3.62	216	A$	4.24
A$5.63 to A$7.39	3,419	A$	6.05	1.89	3,419	A$	6.05
A$8.57 to A$12.14	16,664	A$	11.30	5.44	16,664	A$	11.30
A$13.23 to A$15.49	274	A$	13.79	2.52	218	A$	13.77

	20,765				20,709

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

The option prices have been determined in US dollars because that is the denomination of the market in which the shares are most easily traded. A summary of the NDS plans activities is as follows (option numbers are in thousands of shares):

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19—Stockholders’ Equity (continued)

	2000			2001			2002
	Options	Weighted Avg. Ex. Price		Options	Weighted Avg. Ex. Price		Options	Weighted Avg. Ex. Price
Outstanding at beginning of year	2,838	A$	12.47	3,186	A$	25.92	3,753	A$	46.46
Granted	1,183		49.27	950		104.13	1,022		41.50
Exercised	(189)		11.53	(296)		11.83	(70)		16.41
Cancelled	(646)		13.76	(87)		44.33	(199)		68.28

Outstanding at end of year	3,186	A$	25.92	3,753	A$	45.98	4,506	A$	44.83

Exercisable at end of year	1,139			1,260			2,205
Weighted average fair value of options granted		A$	18.22		A$	37.31		A$	13.48

The market value of the options issued during the year under these plans amounted to A$1.9 million.

	Options Outstanding as at June 30, 2002				Options Exercisable as at June 30, 2002
Range of Exercise Prices	Number	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life (years)	Number	Weighted Average Exercise Price
Up to A$20.00	1,628	A$	12.70	5.76	1,491	A$	12.41
A$20.01 to A$40.00	840		31.74	7.49	406		31.79
A$40.01 to A$60.00	954		41.82	9.26	—		—
A$60.01 to A$80.00	108		66.20	2.02	5		68.20
A$80.01 to A$100.00	—		—	—	—		—
A$100.01 to A$120.00	946		109.93	8.30	288		109.12
A$120.01 to A$140.00	30		122.31	7.64	15		122.31

All Options	4,506	A$	44.83	7.28	2,205	A$	29.50

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

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20—United States Generally Accepted Accounting Principles

The following consolidated condensed statements of operations, balance sheets and statements of cash flows are presented in accordance with US-GAAP and are based upon the significant differences between US-GAAP and A-GAAP described in notes (a) to (u) herein and the reconciliation of consolidated net income (loss) and stockholders’ equity which follows the notes.

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

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20—United States Generally Accepted Accounting Principles (continued)

CONSOLIDATED CONDENSED BALANCE SHEETS

	At June 30,
	(in millions)
	2001		2002
ASSETS
Current assets
Cash and cash equivalents	A$	5,615	A$	6,337
Receivables—net of allowance		6,683		5,809
Inventories		3,259		1,935
Other		649		598

Total currents assets		16,206		14,679

Investments		27,701		8,004
Property, plant and equipment—net of accumulated depreciation (2001—A$3,788 and 2002—A$4,153)		6,963		6,527
Other non-current assets
Excess of cost over net assets acquired—net of accumulated amortization (2001—A$802 and 2002—A$743)		2,172		5,626
Publishing rights, titles and television licenses—net of accumulated amortization (2001—A$2,902 and 2002—A$3,505)		21,099		24,831
Long-term receivables		762		796
Inventories		906		998
Filmed entertainment costs, net		4,313		3,234
Other		1,344		1,142

Total other non-current assets		30,596		36,627

Total assets	A$	81,466	A$	65,837

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Borrowings	A$	63	A$	1,856
Accounts payable and other		9,947		9,362

Total current liabilities		10,010		11,218

Non-current liabilities
Borrowings		18,742		13,585
Accounts payable and other		8,906		10,787

Total non-current liabilities		27,648		24,372
Minority interest in subsidiaries, including exchangeable preferred securities		7,523		5,294
Stockholders’ equity		36,285		24,953

Total liabilities and stockholders’ equity	A$	81,466	A$	65,837

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20—United States Generally Accepted Accounting Principles (continued)

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

	Years Ended June 30,
	(in millions)
	2000		2001		2002
Net loss	A$	(329)	A$	(218)	A$	(14,670)
Adjustments to reconcile net loss to cash provided by operating activities:
Equity losses of associated companies and distributors companies		1,106		1,817		13,155
Depreciation and amortization		1,222		1,488		1,594
Provisions and other		142		188		378
Other non-cash items, net		(1,554)		(635)		2,191
Cumulative effect of accounting change		—		958		118
Change in related balance sheet accounts		(441)		(2,887)		304

Cash provided by operating activities		146		711		3,070

Investing and Other Activities:
Property, plant and equipment		(671)		(1,113)		(505)
Investments		(3,773)		(2,844)		(3,371)
Proceeds from sale of other non-current assets		3,341		2,387		4,284

Cash (used in) provided by investing activities		(1,103)		(1,570)		408

Financing Activities:
Issuance of debt		—		1,496		—
Repayment of debt		(1,621)		(63)		(2,181)
Issuance of ordinary shares		127		56		133
Issuance of shares of subsidiaries		317		—		—
Repurchase of preference shares		(1,166)		(91)		—
Dividends paid		(233)		(205)		(278)
Leasing and other finance costs		(52)		(5)		(7)

Cash (used in) provided by financing activities		(2,628)		1,188		(2,333)

Net increase (decrease) in cash		(3,585)		329		1,145
Opening cash balance		7,483		4,638		5,615
Exchange movement on opening cash balance		740		648		(423)

Closing cash balance	A$	4,638	A$	5,615	A$	6,337

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

(b) Intangible Assets

Under A-GAAP, amounts paid on the acquisition of publishing rights, titles and television licenses, in connection with purchase business combinations and initial cable distribution investments, are not amortized by the Company as they are considered to have indefinite useful lives. The excess of cost over net assets acquired in purchase business combinations is amortized over a period of 20 years using the straight-line method. Under US-GAAP, these intangible assets are being amortized on a straight-line method not exceeding 40 years except for those business combinations initiated after June 30, 2001. Also see (h), (s) and (t).

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

In determining if the decline in Gemstar-TV Guide’s market value was other than temporary, the Group considered a number of factors: (i) the financial condition, operating performance and near term prospects of the investee; (ii) the reason for the decline in fair value, be it general market conditions, industry specific or investee specific; (iii) analysts’ ratings and estimates of 12 month share price targets for the investee; (iv) the length of the time and the extent to which the market value has been less than the carrying value of the Group’s investment; and (v) the Company’s intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20 —United States Generally Accepted Accounting Principles (continued)

As a result of this review, the Group recorded an A$11.7 billion charge, included in Equity in losses of associated companies, to reduce the carrying value of the investment to reflect an other-than-temporary decline in value. The charge was determined by reference to Gemstar-TV Guide’s share price at June 28, 2002 of A$9.56 per share and the Company’s ownership of approximately 175 million shares.

On August 19, 2002, Gemstar-TV Guide received a Nasdaq Staff Determination that its securities are subject to delisting from the Nasdaq National Market because Gemstar-TV Guide failed to file its Form 10-Q for the quarter ended June 30, 2002 on a timely basis. Gemstar TV-Guide delayed the filing of its Form 10-Q because of a dispute with its independent accountants regarding Gemstar TV-Guide’s decision to restate its financial statements for the year ended December 31, 2001. On November 9, 2002 the Nasdaq Listing Qualifications Panel granted Gemstar-TV Guide’s request for an exception to continue its listing on the Nasdaq National Market based on certain conditions including filing with the SEC and Nasdaq, on or prior to March 3, 2003, all necessary amended filings for fiscal 2000, 2001 and 2002, including affirmative statements that the filings have been reviewed and/or audited in accordance with SEC requirements. Gemstar-TV Guide recently engaged a new independent accounting firm to audit its Consolidated Financial Statements. Additionally, Gemstar-TV Guide stated in its Annual Report on Form 10-K/A for the year ended December 31, 2001 (filed on November 15, 2002, the “Gemstar 10-K/A”) that it will be reviewing its accounting policies to ensure compliance with accounting principles generally accepted in the U.S. Specifically, Gemstar-TV Guide stated that it will be focusing on the accounting for licensing and advertising revenue including but not limited to, revenues from strategic customers and multi-platform advertisers. Gemstar-TV Guide has also stated in the Gemstar 10-K/A that it is likely that, as a result of such accounting firm’s audit of its Unaudited Consolidated Financial Statements and Gemstar-TV Guide’s ongoing review of its accounting policies and the application of the policies to various types of transactions, that Gemstar-TV Guide will further restate its Unaudited Consolidated Financial Statements for the year ended December 31, 2001. Gemstar-TV Guide further stated in the Gemstar 10-K/A that such restatements may be material to its Unaudited Consolidated Financial Statements. The effects of all restatements will be evaluated by News Corporation once Gemstar-TV Guide’s accounting firm completes its audit of Gemstar-TV Guide’s Unaudited Consolidated Financial Statements and Gemstar-TV Guide provides such restated financial statements to News Corporation. News Corporation intends to file Gemstar TV-Guide’s audited financial statements, in an amendment to this Form 20-F, as soon as they become available. On October 17, 2002, the SEC issued to Gemstar TV-Guide a formal order of investigation to determine whether there have been violations of the federal securities laws. (See Note 24)

Since June 30, 2002, there has been a further decline in the market capitalization of Gemstar-TV Guide. As a result, as of August 14, 2002, the Gemstar-TV Guide’s share price was approximately A$6.12 per share. Management will continually evaluate whether a decline in fair value should be considered to be other-than-temporary, including consideration of the effects of the potential restatements and the other factors noted above.

(d) Other Items

Under A-GAAP, items that are considered significant by reason of their size, nature or effect on the Group’s financial performance for the year are classified as Other revenues and expenses before tax. The classification of these items in the consolidated statement of operations under US-GAAP differs from their classification under A-GAAP. Accordingly, under US-GAAP, some of these items have been reclassified to the appropriate line items in the consolidated statement of operations while other items are either adjusted or not recognized in the consolidated statement of operations for US-GAAP purposes.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20—United States Generally Accepted Accounting Principles (continued)

The following table reconciles Other items in Note 16 in accordance with A-GAAP to Other income (expense) under US-GAAP:

	June 30, 2002		June 30, 2001		June 30, 2000
	(in millions)
Other Items—A-GAAP (Note 16)	A$	(11,974)	A$	(1,274)	A$	1,186
Reclassifications (i)		13,390		361		(160)
US-GAAP adjustments (ii)		549		1,548		44

Total Other Income (expense)—US-GAAP (Note 20(r))	A$	1,965	A$	635	A$	1,070

(i)	These items were reclassified from Other items under A-GAAP to the following line items in the US-GAAP Statement of Operations:

	Reclassified to:
	Cost and Expenses		Other Operating Cost		Equity in losses of associated companies		Gain on issuance of subsidiary shares		Minority Interest		Total
	(in millions)
For the year ended June 30, 2002
Restructuring costs (a)	A$	40									A$	40
Sports rights agreement (b)				1,861								1,861
Write-down of investments in Gemstar and other (c)						11,224						11,224
Disposal and write-down of assets (d)		214										214
Other		51										51

	A$	305	A$	1,861	A$	11,224	A$	—	A$	—	A$	13,390

For the year ended June 30, 2001
Restructuring costs (a)	A$	195									A$	195
Minority interest										37		37
Disposal and write-down of assets (d)		111										111
Other		18										18

	A$	324	A$	—	A$	—	A$	—	A$	37	A$	361

For the year ended June 30, 2000
Restructuring costs (a)	A$	136									A$	136
Gain on issuance of subsidiary shares (e)								(280)				(280)
Associate other items						(70)						(70)
Other		54										54

	A$	190	A$	—	A$	(70)	A$	(280)	A$	—	A$	(160)

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20—United States Generally Accepted Accounting Principles (continued)

(a)	The nature and amount of the restructuring costs for the three years ended June 30, 2002 are as follows:

	June 30, 2002		June 30, 2001		June 30, 2000
	(in millions)
Office closure costs	A$	30	A$	129	A$	47
Employee termination costs		8		40		42
Other costs		2		26		47

Total restructuring costs	A$	40	A$	195	A$	136

(b)	Sports rights agreements

The nature and amount of this item are more fully described in Note 20(q). The amount reclassified relates to a change in accounting estimate on the Group’s national sports rights agreements resulting from the downturn in the worldwide advertising market, which caused the Group to provide for estimated losses on these contracts over their terms. This charge has been reclassified to operating expenses for US-GAAP.

(c)	Write-down of investments in Gemstar and other

The nature and amount of this item is more fully described in Note 20(c). The amount reclassified primarily relates to the Group’s write-down of its investment in Gemstar, under A-GAAP, to reduce the carrying value of the investment to reflect an other-than temporary decline in value. The amount of the write-down under US-GAAP is included in Equity in losses of associated companies for the year ended June 30, 2002.

(d)	Disposal and write-down of assets

During the periods presented, the Group sold or closed various businesses. Under A-GAAP, these charges were included in Other Items and represent the actual losses on dispositions or estimated impairment in carrying value of the operations and primarily relates to the Group’s music operations and the closing of the Group’s internet venture capital fund in fiscal 2002, and the closing of the United Kingdom internet business and the diminution in value of a cost basis investment in fiscal 2001. Under US-GAAP, such disposals and write-downs of assets are included in Operating Expenses.

(e)	Gain on issuance of subsidiary shares

This gain on issuance of subsidiary shares for the year ended June 30, 2000 reflects the initial public offering by NDS of 10,350,000 American Depositary Shares at US$20 per ADS, resulting in net proceeds of approximately £119 million (A$302 million). The initial public offering resulted in a SAB 51 gain of A$280 million which is reflected in Gain on issuance of subsidiary shares under US-GAAP.

(ii)	The US-GAAP adjustments include:

	June 30, 2002		June 30, 2001		June 30, 2000
	(in millions)
Reversal of developing business start-up costs (a)	A$	628	A$	275	A$	—
Gain/loss on sale of investments (b)		(56)		1,223		137
Other		(23)		50		(93)

	A$	549	A$	1,548	A$	44

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20—United States Generally Accepted Accounting Principles (continued)

(a)	Under A-GAAP, developing business start–up costs incurred during the development of a major new activity are capitalized until the operations have commenced on a commercial basis. Under US-GAAP, in accordance with Statement of Position 98-5 Reporting on the Costs of Start-Up Activities, such costs are expensed as incurred. As a result, the write-off of developing business start–up costs for A-GAAP is not reflected in the US-GAAP results since such amounts were recorded, as incurred, in previous periods; therefore, a US-GAAP adjustment is reflected. The Group’s adjustment to the A-GAAP amount for US-GAAP purposes primarily related to A$590 million related to Stream for year ended June 30, 2002 and A$215 million related to internet businesses for the year ended June 30, 2001.

(b)	The nature and amount of these items are more fully described in Note 20(c). In fiscal 2001, the Group recognized gains on the issuance of shares by BSkyB, an associated entity, of A$856 million, which are reflected in Other income (expense) under US-GAAP in accordance with SAB 51 and are reflected in Shareholders’ equity under A-GAAP. In addition, during the fiscal 2001, the Group sold TM3 to KirchMedia for cash consideration of approximately A$265 million and approximately A$427 million in newly issued shares of KirchMedia. The gain on this sale was adjusted by A$367 million under US-GAAP since the A-GAAP carrying value exceeded the US-GAAP carrying value by this amount. The difference in carrying value principally arose from the treatment of developing business start-up costs, which are capitalized under A-GAAP as compared to US-GAAP where such amounts are expensed as incurred. See Note 20(l).

(e) Minority Interest in Subsidiaries

Under A-GAAP, minority interest in subsidiaries is included in stockholders’ equity on the consolidated statements of financial position. In contrast, under US-GAAP, minority interest is classified on the balance sheet outside of stockholders’ equity.

In November 1996, an indirect subsidiary of the Group issued exchangeable preferred securities which are included in Exchangeable preferred securities under A-GAAP. Also included in Exchangeable preferred securities was an obligation to issue redeemable preferred securities to MCI Communications Corporation at June 30, 2001. Under US-GAAP, both of these obligations are classified as Minority interest in subsidiaries. The MCI obligation was settled in February 2002.

The exchangeable preferred securities were issued with attached warrants exercisable into ordinary shares of BSkyB (the “Warrants”) or, at the option of TNCL, cash equal to the market value of such shares. As a result of an increase in the market price of BSkyB ordinary shares, the aggregate market value of the BSkyB shares potentially issuable under the outstanding Warrants exceeded their aggregate exercise price by approximately A$1,252 million at June 30, 2000. Under A-GAAP, no charge is recognized in the financial statements for this excess. Under US-GAAP, a charge is recorded against earnings for the excess amount. This excess was reflected as minority interest as of June 30, 2000. Upon the adoption of SFAS No. 133 as amended, “Accounting for Derivative Instruments and Hedging Activities” on July 1, 2000, the Group began recording the Warrants at their fair value on each balance sheet date (in the Accounts payable and other—non current line) and any related changes to their fair value are recorded as a component of net income (loss).

(f) Refinancing Costs

Under A-GAAP, costs incurred in connection with the Group’s issuance of certain indebtedness were charged to expense in the period in which they were incurred. Under US-GAAP, certain related costs are charged to expense with the remainder capitalized and amortized over the life of the related financing agreement.

(g) Derivatives

At the beginning of fiscal 2001, the Group adopted under US-GAAP, SFAS No. 133, “ Accounting for Derivate Instruments and Hedging Activities”, which requires every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded on the balance sheet at fair value as either an asset or a liability. The statement also requires that changes in the fair value of recorded derivatives be recognized currently in earnings unless specific hedge accounting criteria are met. The Group’s adoption of SFAS No. 133, under US-GAAP, resulted in a one-time, non-cash, after-tax charge of approximately A$115 million as a cumulative effect of a change in accounting principle and a A$1,535 million increase to other income at June 30, 2001. Also see (e).

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

In assessing the realizability of deferred tax assets, management evaluates a variety of factors in considering whether it is more likely than not that some portion or all of the deferred tax assets will ultimately be realized. Management considers earnings expectations, the existence of taxable temporary differences, tax planning strategies and the periods in which estimated operating losses can be utilized. Based upon this analysis, management has concluded that it is more likely than not that the Group will not realize all of the benefits of these deferred tax assets. In particular, certain of the Group’s subsidiaries were formed into a tax group for which the deferred tax assets of that group are not expected to be fully utilized through tax planning strategies or reversing taxable temporary differences of that tax group. Accordingly, valuation allowances have been established to reflect the expected realization of the deferred tax assets as to June 30, 2002 and 2001.

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

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20—United States Generally Accepted Accounting Principles (continued)

(i) Pension and Other Postretirement Disclosure

Pension Benefits

Under A-GAAP, the Group’s retirement benefit expense for defined benefit plans that are overfunded is based on contributions payable to the retirement plans for the year, at amounts determined by the actuary of the defined benefit plans. For defined benefit plans that are underfunded, pension costs are recorded on an accrual basis. For US-GAAP, pension costs for defined benefit plans, whether overfunded or underfunded, are recorded on an accrual basis in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” rather than based on contributions payable to the retirement plan for the year.

The funded status of the Group’s defined benefit pension plans, separated between overfunded and underfunded plans, as well as the assumptions used to determine the projected benefit obligation and the return on plan assets, are set forth in Note 9. The assumptions used for A-GAAP are consistent with the assumptions used for US-GAAP purposes.

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

The effect of a one percentage point increase and one percentage point decrease in the assumed health care cost trend rate would have the following effects on the results for the year ended June 30, 2002:

	Service and Interest Costs	APBO
	(in millions)
One percentage point increase	A$ 3	A$	25
One percentage point decrease	A$(3)	A$	(21)

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20—United States Generally Accepted Accounting Principles (continued)

(j) Earnings Per Share

Earnings Per Share (“EPS”) is computed individually for the ordinary shares and preferred limited voting ordinary shares. Net income (loss) is apportioned to both ordinary shareholders and preferred limited voting ordinary shareholders on the ratio of 1 to 1.2, respectively, in accordance with the rights of the shareholders as described in the Group’s Constitution. In order to give effect to this apportionment when determining EPS, the weighted average preferred limited voting ordinary share is increased by 20% (the “Adjusted Preferred”) and is then compared to the sum of the weighted average ordinary shares and the weighted average Adjusted Preferred. The resulting percentage is then applied to the Net income (loss) to determine the apportionment for the preferred limited voting ordinary shareholder with the balance attributable to the ordinary shareholder.

EPS have been presented in the two class presentation, as the preferred shares participate in dividends with the common shares. Prior year amounts have been restated to conform with the two class presentation.

The following table sets forth the computation of basic and diluted earnings per share under SFAS No. 128, “Earnings per Share” (in millions):

	June 30, 2000						June 30, 2001						June 30, 2002
Net loss before cumulative effect of accounting change	A$	(329)					A$	740					A$	(14,552)
Perpetual preference dividends		(44)						(51)						(52)

Net loss before cumulative effect of accounting change available to shareholders—basic and diluted	A$	(373)					A$	689					A$	(14,604)

	Ordinary		Preferred		Total		Ordinary		Preferred		Total		Ordinary		Preferred		Total
Allocation of Income:
Allocation Percent (a)		44%		56%		100%		43%		57%		100%		35%		65%		100%
	A$	(163)	A$	(210)	A$	(373)	A$	293	A$	396	A$	689	A$	(5,176)	A$	(9,428)	A$	(14,604)

Weighted average shares (b)		1,885		2,028				1,924		2,167				1,962		2,979
Net loss before cumulative effect of accounting change per share—basic and diluted	A$	(0.09)	A$	(0.10)			A$	0.15	A$	0.18			A$	(2.64)	A$	(3.16)

Cumulative effect of accounting change available to shareholders—basic and diluted							A$	(958)					A$	(118)

							Ordinary		Preferred		Total		Ordinary		Preferred		Total
Allocation of Income:
Allocation Percent (c)								43%		57%		100%		35%		65%		100%
							A$	(407)	A$	(551)	A$	(958)	A$	(42)	A$	(76)	A$	(118)

Weighted average shares (b)								1,924		2,167				1,962		2,979
Cumulative effect of accounting change per share—basic and diluted							A$	(0.21)	A$	(0.25)			A$	(0.02)	A$	(0.03)

Net loss	A$	(329)					A$	(218)					A$	(14,670)
Add perpetual preference dividends		(44)						(51)						(52)

Net loss available to shareholders—basic and diluted	A$	(373)					A$	(269)					A$	(14,722)

	Ordinary		Preferred		Total		Ordinary		Preferred		Total		Ordinary		Preferred		Total
Allocation of Income:
Allocation Percent (d)		44%		56%		100%		43%		57%		100%		35%		65%		100%
	A$	(163)	A$	(210)	A$	(373)	A$	(114)	A$	(155)	A$	(269)	A$	(5,217)	A$	(9,505)	A$	(14,722)

Weighted average shares (b)		1,885		2,028				1,924		2,167				1,962		2,979
Net loss per share—basic and diluted	A$	(0.09)	A$	(0.10)			A$	(0.06)	A$	(0.07)			A$	(2.66)	A$	(3.19)

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20—United States Generally Accepted Accounting Principles (continued)

	June 30, 2000		June 30, 2001		June 30, 2002
(a) Allocation Percent
—Ordinary	A$	(373)	A$	689	A$	(14,604)
		44%		43%		35%

		(163)		293		(5,176)
—Preferred		(373)		689		(14,604)
		56%		57%		65%

		(210)		396		(9,428)

—Total	A$	(373)	A$	689	A$	(14,604)

(b) Weighted Average Shares
—Ordinary		1,885		1,924		1,962
		100%		100%		100%

		1,885		1,924		1,962
—Preferred		2,028		2,167		2,979
		120%		120%		120%

		2,434		2,600		3,575

—Shares for Allocation		4,319		4,524		5,537

(c) Allocation Percent
—Ordinary			A$	(958)	A$	(118)
				43%		35%

				(407)		(42)
—Preferred				(958)		(118)
				57%		65%

				(551)		(76)

—Total			A$	(958)	A$	(118)

(d) Allocation Percent
—Ordinary	A$	(373)	A$	(269)	A$	(14,722)
		44%		43%		35%

		(163)		(114)		(5,217)
—Preferred		(373)		(269)		(14,722)
		56%		57%		65%

		(210)		(155)		(9,505)

—Total	A$	(373)	A$	(269)	A$	(14,722)

Potentially dilutive shares were not included in the computation of diluted loss per share for the fiscal years ended June 30, 2000, 2001 and 2002 because to do so would be anti-dilutive.

	June 30, 2000	June 30, 2001	June 30, 2002
Common stock equivalents excluded from:
Ordinary shares	—	—	—
Preferred limited voting ordinary shares	171	123	113

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

In November 1999, an indirect majority-owned subsidiary of the Group, NDS, consummated an IPO. NDS sponsors an Executive Share Option Scheme under which all vested options become exercisable upon an IPO, the consummation of a sale or at the discretion of NDS’ board of directors. Under US-GAAP, the measurement date of the options was the IPO date with compensation cost determined thereon. Accordingly under US-GAAP, a charge of approximately A$31.7 million was recorded against earnings representing the excess of the IPO price over the exercise price of the vested options at the date of the IPO. Additional charges of A$2.6 million, A$4.0 million and A$nil were recorded at June 30, 2000, 2001 and 2002, respectively. The compensation cost, had it been determined under SFAS No. 123, would have been A$4.2 million, A$26.5 million and A$26.0 million for the years ended June 30, 2000, 2001 and 2002.

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

	As of and for the years ended June 30,
	2000		2001		2002
	(in millions)
Accumulated other comprehensive income (loss):
Balance at beginning of year	A$	1,088	A$	3,042	A$	6,444
Foreign currency translation adjustments		1,928		2,758		(2,721)
Unrealized holding gains (losses) on securities, net of tax		26		644		(634)
Minimum pension liability		—		—		(198)

Net other comprehensive income adjustments		1,954		3,402		(3,553)

Balance at end of year	A$	3,042	A$	6,444	A$	2,891

Comprehensive income (loss):
Net loss		(329)		(218)		(14,670)
Net other comprehensive income adjustments	A$	1,954		3,402		(3,553)

Total comprehensive income (loss)	A$	1,625	A$	3,184	A$	(18,223)

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

In accordance with Accounting Principles Board (“APB”) Opinion No. 20, “Accounting Changes,” the Group has determined that the impact of the charge on Basic and diluted earnings (loss) per share, net of tax benefit of A$672 million, for the fiscal year 2002 is A$0.21 loss per ordinary share and A$0.26 loss per preferred limited voting ordinary share.

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

The impact of these differences on the July 31, 2001 acquisition of Chris-Craft Industries and its subsidiaries and on the December 2001 acquisition of Fox Sports International for US-GAAP purposes was to increase the purchase price by approximately A$3,574 million, including A$1,800 million related to SFAS No. 109, and A$84 million, including A$42 million related to SFAS No. 109, respectively, above the A-GAAP amount.

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

(u) Dividends

Under A-GAAP, in fiscal 2002, dividends payable are recognized when their payment is determined by, and announced following, a meeting of the Board of Directors, which is consistent with dividend treatment under US-GAAP. In fiscal 2001 and 2000, under A-GAAP, dividends were accrued at year-end, even though determined by the Board of Directors at a later date. Under US-GAAP, dividends are recognized when declared.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20—United States Generally Accepted Accounting Principles (continued)

The application of accounting principles generally accepted in the United States, as described above, would have had the following approximate effect on consolidated net income (loss) and stockholders’ equity:

	Years Ended June 30,
	(in millions)
	2000		2001		2002
Net profit (loss) as reported in the consolidated statements of financial performance	A$	1,921	A$	(746)	A$	(11,962)
Items (increasing) decreasing reported net income (loss) before cumulative effect of accounting change:
Amortization of publishing rights, titles and television licenses (b)		(553)		(622)		(657)
Amortization of cable distribution investments (p)		(114)		(167)		(221)
Amortization of excess of cost over net assets acquired (b)		21		22		24
Gain (loss) on sale/disposal of non-current assets, net (c)		652		1,516		(314)
Adjustment of writedown of investment in Stream S.p.A related to basis difference (c) (l)		—		—		579
Adjustment of writedown of investment in Gemstar-TV Guide, Inc. related to basis difference (1)(c)		—		—		(545)
Equity in losses of associated companies (c)		(456)		(1,289)		(1,495)
Reversal of BSkyB digital transition provision (c)		(202)		(169)		(19)
Developing business start-up costs (l)		(384)		(208)		(32)
NDS stock compensation expense and other (m)		(32)		(28)		(5)
Change in carrying value of exchangeable preferred securities’ warrants and other derivatives (e)		(1,252)		1,535		(63)
Income tax (expense) benefit related to US-GAAP adjustments (h)		(85)		(91)		97
Minority interest relating to US GAAP adjustments (e)		165		146		74
Other, net		(10)		(2)		(13)

Net (decrease) increase in reported income before cumulative effect of accounting change		(2,250)		643		(2,590)

Approximate loss before cumulative effect of accounting change	A$	(329)	A$	(103)	A$	(14,552)
Cumulative effect of accounting change, net of tax (2)		—		(115)		(118)

Approximate net loss in accordance US-GAAP	A$	(329)	A$	(218)	A$	(14,670)

(1)	The write-down of the Group’s investment in Gemstar-TV Guide is included in Equity in losses of associated companies in the consolidated condensed Statements of Operations.

(2)	The fiscal 2002 charge represents the Group’s proportionate share of the cumulative effect of accounting change for the adoption of SOP 00-2 by FFW of A$42 million and SFAS No. 142 by Gemstar-TV Guide of A$76 million. The fiscal 2001 amount represents the charge associated solely with the Group’s adoption of SFAS No. 133.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20—United States Generally Accepted Accounting Principles (continued)

	At June 30,
	(in millions)
	2001		2002
Stockholders’ equity as reported in the consolidated statements of financial position under A-GAAP	A$	47,595	A$	39,468
Items increasing (decreasing) reported stockholders’ equity:
Publishing rights, titles and television licenses:
Revaluation and other		(7,050)		(7,012)
Amortization		(2,902)		(3,505)
Excess of cost over net assets acquired:
Effects of adopting SFAS No. 109 and other deferred taxes		1,474		4,994
Amortization		179		177
Accounts payable and other—non current liabilities:
Effects of adopting SFAS No. 109 and other deferred taxes		(3,165)		(4,545)
Effect of adopting SFAS No. 133 and other		(560)		(549)
Investments:
Unrealized gains on certain investments available for sale		1,149		191
Associated companies reserve		3,401		(774)
Minority interest in subsidiaries		(3,856)		(3,604)
Dividend accrual		142		—
Other		20		112

Net decrease in reported stockholders’ equity		(11,168)		(14,515)

Approximate stockholders’ equity in accordance with US-GAAP	A$	36,427	A$	24,953

Note 21—Selected Summarized Information

All senior notes, senior debentures, Zero Coupon Exchangeable Subordinated Notes, Liquid Yield Option Notes and Mandatory Par Put Remarketed Securities as discussed in Note 8 were issued by News America Incorporated (“NAI”), the principal subsidiary of the Group in the United States, and are guaranteed by TNCL and certain subsidiaries of TNCL.

Summarized financial information of NAI and its consolidated subsidiaries is as follows:

	Years Ended June 30,
	(in millions)
	2000		2001		2002
NAI (US-GAAP)
Balance Sheet:
Current assets	A$	8,314	A$	11,579	A$	10,144
Non-current assets		31,959		38,540		39,374
Current liabilities		5,470		5,376		7,564
Non-current liabilities		23,395		23,855		20,365
Preferred stock		3,829		6,754		6,060
Minority interest in subsidiaries, including exchangeable preferred securities		6,475		9,636		5,723
Statements of Operations:
Revenues	A$	15,446	A$	17,774	A$	20,716
Expenses, other expenses, net and taxes		16,734		21,903		(23,943)
Net loss		(1,288)		(4,129)		(3,227)

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

Mr. Shuman is a non-executive Director of TNCL. He is also the Executive Vice President and Managing Director of Allen & Company Incorporated, a United States based investment bank. The fees paid to Allen & Company Incorporated were US$            nil for June 30, 2001 and 2002 and A$5,524,187 for June 30, 2000, in connection with investment advice and related services. In addition, Allen & Company Incorporated served as an underwriter to the IPOs of NDS in fiscal 2000 and FEG in fiscal 1999 and received allocations.

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

The Group has advanced A$1.8 million to C. Carey a Director of the parent entity, in connection with the Director’s relocation. This loan is repayable on or before January 19, 2005.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 22—Related Party Disclosure (continued)

(c) Other Related Party Transactions

During the year there were numerous transactions between the Group and Queensland Press Pty. Limited (“Queensland Press”). Queensland Press is controlled by Cruden Pty. Limited in which K.R. Murdoch, by reason of his beneficial and trustee interest, may be deemed to have an interest. The net value of these transactions was A$62.4 million (2001 – A$62.4 million). Details of these transactions are outlined below:

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

The number of Australian based Executive Officers of the parent entity and the Group whose income including benefits was at least A$100,000 is shown in their relevant income bands.

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

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 22—Related Party Disclosure (continued)

(c) Interest Income

Interest income from associated entities totaled A$38 million (2001—A$82 million) and includes A$10 million (2001—A$12 million) interest income received from Queensland Press in relation to a subordinated loan facility provided by the Group as described in this Note.

Note 23—Recently Issued A-GAAP Accounting Pronouncements

AASB 1020—”Income Taxes” is a revised standard effective July 1, 2005, which brings alignment with international standards. The revised standard adopts a “balance sheet” liability method of tax effect accounting rather than the present “income statements” liability approach. Under the “balance sheet” liability method, temporary differences (differences between balance sheet carrying values and their tax based values) form the basis of deferred tax assets and liabilities. The recognition requirements for deferred tax assets have also been revised to include a “probable” test, which is less stringent than the current tests of “beyond reasonable doubt” and “virtual certainty”. The future impact of the revised standard on income tax expenses and related tax balances is not currently ascertainable.

AASB 1028—”Employee Benefits” is a revised standard effective July 1, 2002 which refines the recognition and measurement criteria for some employee benefits, including wages and salaries and annual leave, and employee termination benefits arising on acquisition of an entity. It also requires additional disclosures about equity based compensation benefits.

AASB 1044—”Provisions, Contingent Liabilities and Contingent Assets” is a new standard effective from July 1, 2002. It establishes rules for the recognition and measurement of provisions, including the requirement to use discounted cash flows. It includes specific rules for providing for restructuring costs, dividends and onerous contracts. It also specifies measurement and disclosure requirements for contingent assets and liabilities.

The future impact of these new and revised standards on the Group’s financial statements are either expected to be immaterial or are not yet ascertainable.

Australian companies are scheduled to adopt International Accounting Standards for fiscal years beginning after January 1, 2005. The impact of this adoption on the Group’s financial statements has not yet been assessed.

Note 24—Subsequent Events

NDS

In March 2002, Groupe Canal+ Technologies S.A. and Canal+ Technologies Inc., subsidiaries of Vivendi (collectively “Canal+”), filed a lawsuit against NDS Group plc and NDS Americas Inc. (together, “NDS”) in the United States District Court for the Northern District of California, alleging acts of improper conduct, including unfair competition and copyright infringement, in connection with the conditional access systems operated by Canal+. In October 2002, Canal+ and NDS agreed to a stay of all proceedings pending regulatory approval of News Corporation’s acquisition of Telepiu. The action was dismissed with prejudice on May 14, 2003, after consummation of the acquisition. In September 2002, Echostar Communications Corporation and several affiliates (collectively, Echostar) asked the court’s permission to intervene in the action, asserting that they have claims similar to those asserted by Canal+. Additionally, in October 2002, MEASAT Broadcast Network Systems Sendirian Berhad, a Malayasian satellite broadcaster, requested permission to intervene in the action, and in December 2003, Sogecable S.A., owners of Canal Satellite Digital, a Spanish satellite broadcaster and a customer of Canal+, similarly requested permission to intervene. Upon dismissal of the action, the motions to intervene became moot.

On June 6, 2003, Echostar filed a separate action against NDS in the United States District Court for the Central District of California. The complaint purports to allege claims for violation of the Digital Millennium Copyright Act, the Communications Act of 1934, the Electronic Communications Privacy Act, The Computer Fraud and Abuse Act, California’s Unfair Competition statute and the federal RICO statute. The complaint also purports to allege claims for civil conspiracy, misappropriation of trade secrets and interference with prospective business advantage. The complaint seeks injunctive relief, compensatory and exemplary damages and restitution. The response of NDS to the complaint is not yet due, but NDS believes the claims to be baseless and intends to vigorously defend the action.

In September 2002, NDS Group plc and two of its subsidiaries were named as defendants in a lawsuit filed by DIRECTV, Inc. (“DIRECTV”) and certain of its affiliates in the United States District Court for the Central District of California. At DIRECTV’s request, the action was filed under seal. The suit, most of which has now been dismissed (see below), purports to allege misappropriation of trade secrets, breach of contract, fraud and statutory violations relating to NDS’ provision of conditional access services to DIRECTV. The suit sought unspecified damages and injunctive relief. The allegations are substantially similar and related to a complaint in a prior action commenced by DIRECTV that was dismissed with prejudice in February 2002. NDS believes that these allegations as well as the additional ones in the complaint were and are without merit and a pretext designed to enable DIRECTV to circumvent restrictions on DIRECTV’s future use of NDS’ technology and filed a motion to dismiss the claims. In January 2003, Judge Audrey B. Collins of the United States District Court for the Central District of California dismissed most of the claims made by DIRECTV. The Court dismissed in their entirety claims brought by DIRECTV alleging fraud, breach of warranty and violation of the Federal Communications Act. The Court also dismissed the bulk of five other DIRECTV claims, including those for breach of contract, breach of fiduciary duty, breach of the covenant of good faith and fair dealing, and statutory violations. DIRECTV’s remaining claims, which NDS maintains are without merit, relate to one alleged incident of misappropriation of trade secrets. NDS intends to continue to vigorously defend the actions.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 24—Subsequent Events (continued)

Additionally, in October 2002, NDS filed counterclaims against DIRECTV and a chip manufacturer, alleging that DIRECTV and the chip manufacturer misappropriated NDS’ trade secrets and proprietary information, conspired to infringe NDS’ patents, colluded to unfairly compete and breached agreements and licenses restricting the use of NDS’ intellectual property. In March 2003, the Court denied in its entirety DIRECTV’s motion to dismiss NDS’ counterclaims, thereby confirming that all NDS’ counterclaims against DIRECTV survive. In April 2003, the parties agreed to stay all proceedings pending efforts to resolve the disputes through mediation, which is ongoing.

In October 2002, NDS Americas, Inc. was served with subpoenas by the U.S. Attorney’s office in San Diego, California, seeking documents apparently in connection with an investigation related to Canal+ and EchoStar’s claims. NDS is co-operating with the investigation. NDS was advised by the US Attorney’s Office in San Diego that it is not currently considered either a target or a subject of the investigation. Lead responsibility for the investigation has recently been transferred to the US Attorney’s Office for the Central District of California.

WPWR

In June 2002, the Group entered into an agreement to acquire the television station WPWR-TV in Chicago from Newsweb Corporation for A$754 million in cash. The acquisition closed in August 2002.

Debt Redemption

In June 2002, the Group called for redemption all of the outstanding 9 3/4% Senior Discount Notes due 2007 and all of the outstanding 8 7/8% Senior Notes due 2007. The redemption was completed in August 2002.

FEG

In November 2002, FEG sold 50 million shares of its Class A Common Stock pursuant to an underwritten public offering. The net proceeds received by FEG were approximately A$2.1 billion and were used to repay intercompany indebtedness. This offering reduced the Group’s equity ownership and voting percentage in FEG to 80.58% and 97%, respectively, and increased the outside equity interests in controlled entities.

Rainbow RSNs

In January 2003, Fox Sports Net exercised its right to put its 50% direct ownership interests in SportsChannel Chicago Associates and SportsChannel Pacific Associates (collectively, the “SportsChannels”) to RPP in connection with the Rainbow Transaction (See Note 12). In March 2003, RPP and Fox Sports Net agreed on a A$252 million purchase price for the interest in the SportsChannels, payable in the form of a three-year promissory note of RPP, bearing interest at prime plus 1% and secured by the interests being purchased. The transaction is expected to close in the fourth quarter of fiscal 2003 following receipt of customary regulatory approval. Following the closing of this sale, the SportsChannels will be held 100% by RPP and indirectly 40% by Fox Sports Net and 60% by Rainbow, and each will remain a Fox Sports Net affiliate. This disposition is not expected to have a material effect on the Group’s financial statements taken as a whole.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 24—Subsequent Events (continued)

National Football League

Under the Group’s eight-year contract with the NFL that expires in 2006, the contract provides the NFL with the option to renegotiate the programming rights to broadcast certain football games at the end of the 2002 football season. This option was not exercised and expired in February 2003.

Gemstar-TV Guide

For the six months ended December 31, 2002, Gemstar’s market value continued to decline and the Group considered the five factors discussed in Note 20(c) to determine if an additional charge was required. As a result of this review, as at December 31, 2002, the Group recorded a A$551 million charge to reduce the carrying value of the investment in Gemstar-TV Guide to A$6.66 (US$3.75) per share to reflect a decline in value.

In March 2003, Gemstar filed its December 31, 2002 annual report on Form 10-K and also filed amended and restated results for 2001 and 2000 as described in Note 20 (c). Accordingly, the Group has reviewed these restatements to determine the effects on the Group’s consolidated statement of financial position and consolidated statement of financial performance. Because the Group wrote-down its investment in Gemstar to its recoverable amount at December 31, 2002 and June 30, 2002, there is no further impact from Gemstar’s restatements.

In addition, because the Group recorded an other-than-temporary decline in value in its investment in Gemstar at both December 31, 2002 and June 30, 2002 under US-GAAP, the Group’s investment in Gemstar was recorded at its approximate fair value. Therefore, the Gemstar restatements did not have an effect on the Group’s consolidated condensed balance sheets and consolidated condensed statements of operations and cash flows as the Gemstar investment is recorded at its fair value at both December 31, 2002 and June 30, 2002.

Debt Refinancing

In March 2003, the Group purchased approximately 74% of its outstanding US$500 million aggregate principal 8½% Notes due February 2005 (“8½% Notes”) at a premium, plus accrued interest. Concurrent with this transaction, the Group issued US$150 million of 4.750% Notes due March 2010 and US$350 million of 6.550% Notes due March 2033 (collectively, “New Notes”) at a discount. Proceeds from the issuance of the New Notes were used to purchase these 8 ½% Notes and for general corporate purposes.

BUCS

In March and April 2003, News Corporation Finance Trust II issued an aggregate of A$2.79 billion 0.75% Senior Exchangeable BUCS (“BUCS”) representing interests in debentures issued by News America Incorporated and guaranteed on a senior basis by the Group and certain of its subsidiaries. The BUCS will be exchangeable commencing April 2, 2004 into ordinary shares or ADSs of BSkyB based on an exchange ratio of 77.09 BSkyB ordinary shares per US$1,000 original liquidation amount of BUCS. The net proceeds from the BUCS issuances were used to purchase approximately 85% of the Company’s outstanding 5% Exchangeable Trust Originated Preferred Securities (“TOPrS”) from their holders in privately negotiated transactions for approximately A$1,479 million and the balance will be used for general corporate purposes.

Liberty Media put/call

In March 2003, the Group and Liberty Media Corporation (“Liberty”) entered into an agreement under which Liberty has the right, prior to September 28, 2003, to purchase A$835 million of the Group’s preferred limited voting ordinary ADRs, at A$35.93 (US$21.50) per ADR. If Liberty does not exercise its right, the Group can require Liberty to purchase A$835 million of its preferred limited voting ordinary ADRs, at A$35.93 (US$21.50) per ADR, should the Group acquire an ownership interest in Hughes Electronics Corporation prior to April 2005.

Telepiu

In April 2003, News Corporation and Telecom Italia acquired Telepiu, S.p.A. (“Telepiu”), Vivendi Universal’s satellite pay-television platform in Italy, for approximately A$1,551 million, consisting of the assumption of A$737 million in outstanding indebtedness and a cash payment of A$814 million. In the acquisition, Telepiu was merged with Stream S.p.A., and the combined platform was renamed Sky Italia, which is owned 80.1% by News Corporation and 19.9% by Telecom Italia.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Hughes Electronics

In April 2003, News Corporation, General Motors Corporation (“GM”) and Hughes Electronics Corporation (“Hughes”) reached an agreement in which News Corporation would acquire 34% of Hughes. News Corporation will acquire GM’s approximate 19.9% interest in Hughes for A$6.3 billion, of which A$1,279 million of the consideration may be paid in News Corporation preferred ADRs. News Corporation will acquire through a merger an additional 14.1% of Hughes for approximately A$4.7 billion that is payable, at News Corporation’s option, in cash or News Corporation preferred ADRs. Simultaneously with the closing of this transaction, News Corporation will transfer its 34% ownership interest in Hughes to FEG in exchange for promissory notes representing A$7.5 billion and approximately 74.2 million shares of FEG’s Class A Common Stock, thereby increasing News Corporation’s ownership interest in FEG from 80.6% to approximately 82%. News Corporation’s voting percentage of FEG will remain at 97%. The closing of this transaction is subject to a number of conditions, including approval by GM’s shareholders, a tax ruling and regulatory approvals.

Revolving Credit Facility

In December 2002, News Corporation reduced the commitments available under the Revolving Credit Agreement from A$3.0 billion to A$2.6 billion.

On June 27, 2003, News America Incorporated terminated its existing Revolving Credit Agreement (the “Prior Credit Agreement”) and entered into a new A$2.6 billion Five Year Credit Agreement (the “New Credit Agreement”) with Citibank N.A., as administrative agent, JP Morgan Chase Bank, as syndication agent, and the lenders named therein. News Corporation, FEG Holdings, Inc., Fox Entertainment Group, Inc., News America Marketing FSI, Inc., and News Publishing Australia Limited are guarantors (the Guarantors) under the New Credit Agreement. The New Credit Agreement provides a A$2.6 billion revolving credit facility with a sub-limit of A$904 million available for the issuance of letters of credit, and expires on June 30, 2008. On June 27, 2003, letters of credit representing A$179 million were issued under the New Credit Agreement.

PanAmSat International Systems

In late June 2003, an arbitration award was issued in favor of PanAmSat International Systems against the Group in an amount of approximately A$63 million (which includes pre-judgment interest). The arbitration involved a dispute regarding the termination provisions of an agreement to provide satellite transponder capacity over India. The Group disagrees with the findings of fact and the conclusions of law reached by the arbitrator and, pursuant to the terms of the arbitration agreement between the parties, intends to appeal the award. The Company is in the process of evaluating the impact of the award, and to the extent it deems necessary, will record an amount, net of tax, in the quarter ended June 30, 2003.

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

Note 27—Supplemental Guarantor Information

A group of TNCL subsidiaries presently guarantees the senior public indebtedness of TNCL’s indirect wholly owned subsidiary, NAI. (See Note 19). Supplemental condensed consolidating financial information (A-GAAP) of the Guarantors is presented on pages F-88 through F-95. This supplemental financial information should be read in conjunction with the Consolidated Financial Statements.

In November 2000, TNCL’s A$3.5 billion Revolving Credit Agreement was amended. Under the amended provisions, among other things, certain of the Group’s subsidiaries are excluded from being guarantors, specifically Sky Global Networks and its subsidiaries, the subsidiaries of FEG and any subsidiary which is subject to any restriction, contractual or otherwise, which would prohibit or restrict such subsidiary from becoming a guarantor and would otherwise be required to provide a guarantee under the Revolving Credit Agreement.

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

On June 27, 2003 NAI terminated the Revolving Credit Agreement and entered into a New Credit Agreement. (See Note 24).

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

See notes to supplemental guarantor information

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Supplemental Guarantor Information (Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

As of June 30, 2001

(A$ in millions)

	A-GAAP								US-GAAP
	News America Incorporated	The News Corporation Limited (1)	Guarantor Wholly Owned Subsidiaries (1)	Guarantor Non-Wholly Owned Subsidiary	Non-Guarantor Wholly Owned Subsidiaries	Non-Guarantor Non-Wholly Owned Subsidiaries	Reclassifications and Eliminations (5)	The News Corporation Limited and Subsidiaries	The News Corporation Limited and Subsidiaries
ASSETS
Current Assets
Cash	3,460	6	(1,202)	109	2,925	254	63	5,615	5,615
Receivables	61	8,227	681	120	1,442	4,859	(8,707)	6,683	6,683
Inventories	—	—	160	—	397	2,702	—	3,259	3,259
Other	65	—	25	21	234	269	2	616	649

Total Current Assets	3,586	8,233	(336)	250	4,998	8,084	(8,642)	16,173	16,206

Investments
Investments in associated entities & other investments	1,910	(3,257)	16,919	282	1,139	3,745	2,413	23,151	27,701
Intragroup Investments	36,301	28,379	72,774	16,904	57,678	18,043	(230,079)	—	—

Total Investments	38,211	25,122	89,693	17,186	58,817	21,788	(227,666)	23,151	27,701

Property, plant and equipment	45	—	1,042	—	3,049	2,985	(11)	7,110	6,963

Other Non Current Assets
Intercompany	(28,731)	—	(34,644)	1,650	61,760	(8,143)	8,108	—	—
Goodwill	—	—	—	—	81	518	(80)	519	2,172
Publishing rights, titles and television licenses	244	—	1,125	11	6,792	19,996	2,883	31,051	21,099
Non-current receivables	49	—	91	163	362	601	(504)	762	762
Inventories	—	—	100	—	123	5,236	(240)	5,219	5,219
Other	207	—	271	15	197	240	46	976	1,344

Total Other Non Current Assets	(28,231)	—	(33,057)	1,839	69,315	18,448	10,213	38,527	30,596

TOTAL ASSETS	13,611	33,355	57,342	19,275	136,179	51,305	(226,106)	84,961	81,466

LIABILITIES AND STOCKHOLDER’S EQUITY
Current Liabilities
Interest bearing liabilities	50	—	—	—	13	—	—	63	63
Other current liabilities	144	142	1,149	230	2,400	6,979	(1,331)	9,713	9,947

Total Current Liabilities	194	142	1,149	230	2,413	6,979	(1,331)	9,776	10,010
Non Current Liabilities
Interest bearing liabilities	16,697	—	—	—	337	1,708	—	18,742	18,742
Other non-current liabilities	1,291	—	211	451	975	4,053	(1,800)	5,181	8,906

Total Non-Current Liabilities excluding exchangeable preferred securities	17,988	—	211	451	1,312	5,761	(1,800)	23,923	27,648

Exchangeable Preferred Securities	1,784	—	—	—	1,734	—	149	3,667	—

Total Liabilities	19,966	142	1,360	681	5,459	12,740	(2,982)	37,366	37,658
Minority interest in subsidiaries, including exchangeable
preferred securities	—	—	—	—	—	—	—	—	7,523
Stockholders’ Equity	(6,355)	33,213	55,982	18,594	130,720	38,565	(223,124)	47,595	36,285

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	13,611	33,355	57,342	19,275	136,179	51,305	(226,106)	84,961	81,466

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

See notes to supplemental guarantor information

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Supplemental Guarantor Information (Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL PERFORMANCE

For the year ended June 30, 2001

(A$ in millions)

	A-GAAP								US-GAAP
	News America Incorporated	The News Corporation Limited (1)	Guarantor Wholly Owned Subsidiaries (1)	Guarantor Non-Wholly Owned Subsidiary	Non-Guarantor Wholly Owned Subsidiaries	Non-Guarantor Non-Wholly Owned Subsidiaries	Reclassifications and Eliminations (5)	The News Corporation Limited and Subsidiaries	The News Corporation Limited and Subsidiaries
Sales revenue	52	—	2,259	—	7,268	17,646	(1,647)	25,578	25,387
Operating expenses	185	—	1,789	51	6,547	15,657	(1,744)	22,485	23,564

Operating income (loss)	(133)	—	470	(51)	721	1,989	97	3,093	1,823

Net (loss) from associated entities	2,399	(3,257)	(1,774)	(906)	(235)	7	3,517	(249)	(1,711)
Net borrowing costs	(3,027)	2,511	374	75	9,390	(743)	(9,515)	(935)	(935)
Dividends on exchangeable preferred securities	—	—	—	—	(90)	—	—	(90)	—
Change in accounting policy before tax	—	—	—	—	—	(1,107)	—	(1,107)	—
Other items before income tax	(862)	—	(331)	861	5,906	(1,828)	(5,020)	(1,274)	635

Profit (loss) from ordinary activities before income tax	(1,623)	(746)	(1,261)	(21)	15,692	(1,682)	(10,921)	(562)	(188)
Income tax benefit (expense)	(1)	—	(120)	11	(43)	221	(56)	12	(517)

Net profit (loss) from ordinary activities after tax	(1,624)	(746)	(1,381)	(10)	15,649	(1,461)	(10,977)	(550)	(705)
Change in accounting policy, net of tax	—	—	—	—	—	—	—	—	(958)
Net profit (loss) attributable to outside equity interests	—	—	—	—	6	(27)	(175)	(196)	1,445

Net profit (loss) attributable to members of the parent entity	(1,624)	(746)	(1,381)	(10)	15,655	(1,488)	(11,152)	(746)	(218)

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

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

All schedules are either included in the Notes to Consolidated Financial Statements or are omitted because they are not applicable.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of

Gemstar-TV Guide, International, Inc.

We have audited the accompanying consolidated balance sheets of Gemstar-TV Guide International, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2002 and the nine-month period ended December 31, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gemstar-TV Guide International, Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2002 and the nine-month period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 4 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142.

Ernst & Young LLP

Los Angeles, California

March 25, 2003

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

	December 31, 2002	December 31, 2001
A S S E T S
Current assets:
Cash and cash equivalents	$350,262	$349,250
Restricted cash	37,068	—
Marketable securities	11,456	41,940
Accounts receivable, net	152,522	278,947
Deferred income taxes	41,438	28,500
Other current assets	25,202	31,117

Total current assets	617,948	729,754
Property and equipment, net	60,334	86,070
Indefinite-lived intangible assets	316,273	795,341
Finite-lived intangible assets, net	347,551	1,934,093
Goodwill	589,845	5,633,183
Marketable securities and other investments	2,403	102,025
Other assets	154,820	61,047

	$2,089,174	$9,341,513

L I A B I L I T I E S A N D S T O C K H O L D E R S’ E Q U I T Y

Current liabilities:
Accounts payable and accrued liabilities	$307,346	$172,378
Current portion of long-term debt and capital lease obligations	92,348	62,201
Current portion of deferred revenue	219,417	254,824

Total current liabilities	619,111	489,403
Deferred income taxes	242,823	1,008,670
Long-term debt and capital lease obligations, less current portion	163,861	271,029
Deferred revenue, less current portion	163,584	192,746
Other liabilities	5,325	5,411
Commitments and contingencies
Stockholders’ equity:
Preferred stock, par value $.01 per share; authorized 150,000 shares, none issued	—	—
Common stock, par value $.01 per share; authorized 2,350,000 shares; 418,175 shares issued and 408,156 shares outstanding at December 31, 2002; 417,867 shares issued and 414,748 shares outstanding at December 31, 2001	4,182	4,179
Additional paid-in capital	8,422,797	8,387,761
Accumulated deficit	(7,405,841)	(982,666)
Accumulated other comprehensive income, net of tax	4,204	25,011
Unearned compensation	(32,606)	(25,188)
Treasury stock, at cost; 10,019 shares at December 31, 2002 and 3,119 shares at December 31, 2001	(98,266)	(34,843)

Total stockholders’ equity	894,470	7,374,254

	$2,089,174	$9,341,513

See accompanying Notes to Consolidated Financial Statements.

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year ended December 31, 2002	Year ended December 31, 2001	Nine months ended December 31, 2000
Revenues:
Technology and licensing	$151,841	$179,096	$135,638
Interactive platform	46,479	33,747	11,161
Media and services	803,071	946,329	511,969

	1,001,391	1,159,172	658,768
Operating expenses:
Operating expenses, exclusive of expenses shown below:
Technology and licensing	118,655	121,814	60,971
Interactive platform	88,026	71,789	42,906
Media and services	675,026	698,005	378,120

	881,707	891,608	481,997
Stock compensation	23,965	46,538	20,635
Depreciation and amortization	356,354	940,670	438,059
Impairment of intangible assets	2,446,836	10,800	—

	3,708,862	1,889,616	940,691

Operating loss	(2,707,471)	(730,444)	(281,923)
Interest expense	(9,839)	(27,375)	(24,783)
Other (expense) income, net	(106,931)	(168,171)	8,441

Loss before income taxes, extraordinary item and cumulative effect of an accounting change	(2,824,241)	(925,990)	(298,265)
Income tax benefit	(589,103)	(177,414)	(82,807)

Loss before extraordinary item and cumulative effect of an accounting change	(2,235,138)	(748,576)	(215,458)
Extraordinary loss on debt extinguishment, net of tax	—	(2,100)	—
Cumulative effect of an accounting change, net of tax	(4,188,037)	—	—

Net loss	$(6,423,175)	$(750,676)	$(215,458)

Basic and diluted loss per share:
Loss before extraordinary item and cumulative effect of an accounting change	$(5.44)	$(1.82)	$(0.64)
Extraordinary loss on debt extinguishment	—	—	—
Cumulative effect of an accounting change	(10.20)	—	—

Net loss	$(15.64)	$(1.82)	$(0.64)

Weighted average shares outstanding—basic and diluted	410,610	412,389	334,804

See accompanying Notes to Consolidated Financial Statements.

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands)

	Common Stock		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Unearned compensation	Treasury stock		Total stockholders’ equity
	Shares	Amount					Shares	Amount
Balances at April 1, 2000	210,543	$2,105	$358,655	$(16,532)	$37,467	$(4,350)	(2,789)	$(28,439)	$348,906
Comprehensive loss:
Net loss	—	—	—	(215,458)	—	—	—	—	(215,458)
Unrealized losses on marketable securities	—	—	—	—	(7,707)	—	—	—	(7,707)
Foreign currency translation adjustments	—	—	—	—	(423)	—	—	—	(423)

Total comprehensive loss									(223,588)
Issuance of common stock for acquisitions	200,556	2,006	7,875,737	—	—	—	—	—	7,877,743
Exercise of stock options	2,650	26	22,307	—	—	—	—	—	22,333
Tax benefit associated with stock options	—	—	61,400	—	—	—	—	—	61,400
Unearned compensation	—	—	—	—	—	(88,011)	—	—	(88,011)
Amortization of unearned compensation	—	—	—	—	—	20,635	—	—	20,635

Balances at December 31, 2000	413,749	4,137	8,318,099	(231,990)	29,337	(71,726)	(2,789)	(28,439)	8,019,418
Comprehensive loss:
Net loss	—	—	—	(750,676)	—	—	—	—	(750,676)
Unrealized losses on marketable securities	—	—	—	—	(3,834)	—	—	—	(3,834)
Foreign currency translation adjustments	—	—	—	—	(492)	—	—	—	(492)

Total comprehensive loss									(755,002)
Exercise of stock options	3,377	34	20,239	—	—	—	—	—	20,273
Tax benefit associated with stock options	—	—	21,580	—	—	—	—	—	21,580
Issuance of common stock for acquisition	741	8	27,843	—	—	—	—	—	27,851
Amortization of unearned compensation	—	—	—	—	—	46,538	—	—	46,538
Purchase of treasury stock	—	—	—	—	—	—	(330)	(6,404)	(6,404)

Balances at December 31, 2001	417,867	4,179	8,387,761	(982,666)	25,011	(25,188)	(3,119)	(34,843)	7,374,254

Comprehensive loss:
Net loss	—	—	—	(6,423,175)	—	—	—	—	(6,423,175)
Unrealized losses on marketable securities	—	—	—	—	(20,901)	—	—		(20,901)
Foreign currency translation adjustments	—	—	—	—	94	—	—	—	94

Total comprehensive loss									(6,443,982)
Exercise of stock options	308	3	1,267	—	—	—	—	—	1,270
Tax benefit associated with stock options	—	—	1,651	—	—	—	—	—	1,651
Unearned Compensation	—	—	32,118	—	—	(31,383)	—	—	735
Amortization of unearned compensation	—	—	—	—	—	23,965	—	—	23,965
Purchase of treasury stock	—	—	—	—	—	—	(6,900)	(63,423)	(63,423)

Balances at December 31, 2002	418,175	$4,182	$8,422,797	$(7,405,841)	$4,204	$(32,606)	(10,019)	$(98,266)	$894,470

See accompanying Notes to Consolidated Financial Statements.

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended December 31, 2002	Year ended December 31, 2001	Nine months ended December 31, 2000
Cash flows from operating activities:
Net loss	$(6,423,175)	$(750,676)	$(215,458)
Adjustments to reconcile net loss to net cash provided by operating activities:
Cumulative effect on an accounting change, net of tax	4,188,037	—	—
Depreciation and amortization	356,354	940,670	438,059
Deferred income taxes	(640,981)	(158,456)	(166,821)
Tax benefit associated with stock options	1,651	21,580	61,400
Stock compensation expense	23,965	46,538	20,635
Impairment of intangible assets	2,446,836	10,800	—
Investment write down	43,890	154,701	—
Impairment of marketable securities held by an investee	6,806	—	—
Minority Interests	18,223	—	—
Loss on asset dispositions	6,765	—	—
Transfer to restricted cash	(37,068)	—	—
Changes in operating assets and liabilities, net of the effect of acquisitions:
Receivables	133,435	(27,682)	104,903
Other assets	(95,932)	4,919	11,230
Accounts payable, accrued expenses and other liabilities	141,755	(117,922)	(53,268)
Deferred revenue	(63,781)	(6,028)	96,950

Net cash provided by operating activities	106,780	118,264	297,630

Cash flows from investing activities:
Investments and acquisitions	(2,077)	(23,519)	(96,831)
Cash acquired in acquisitions	—	2,361	99,075
Purchases of marketable securities	(45,840)	(104,388)	(68,413)
Sales and maturities of marketable securities	114,414	112,061	65,172
Proceeds from sale of assets	16	107,011	1,381
Additions to property and equipment	(9,722)	(17,135)	(22,730)
Additions to intangible assets	(3,703)	(3,187)	(500)

Net cash provided by (used in) investing activities	53,088	73,204	(22,846)

Cash flows from financing activities:
(Repayments) borrowings under bank credit facilities	(75,000)	(249,750)	298,448
Repayment of senior subordinated notes	—	(71,134)	(331,864)
Repayment of capital lease obligations	(2,021)	(2,674)	(2,044)
Proceeds from exercise of stock options and warrants	1,270	20,273	22,333
Purchases of treasury stock	(63,423)	(6,404)	—
Other	(18,555)	(19,269)	(11,425)

Net cash used in financing activities	(157,729)	(328,958)	(24,552)

Effect of exchange rate changes on cash and cash equivalents	(1,127)	(322)	(216)

Net increase (decrease) in cash and cash equivalents	1,012	(137,812)	251,016
Cash and cash equivalents at beginning of period	349,250	487,062	237,046

Cash and cash equivalents at end of period	$350,262	$349,250	$487,062

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$64,479	$91,161	$6,620
Cash paid for interest	15,850	31,169	33,597

See accompanying Notes to Consolidated Financial Statements.

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(1)    Description of Business and Summary of Significant Accounting Policies

Description of Business

Gemstar-TV Guide International, Inc. is a leading media and technology company that develops, licenses, markets and distributes technologies, products and services targeted at the television guidance and home entertainment needs of consumers worldwide. On July 12, 2000, the Company completed its merger with TV Guide, Inc. (“TV Guide”). The merger was accounted for under the purchase method. Accordingly, the accompanying consolidated financial statements include the results of operations and cash flows of TV Guide from July 12, 2000.

The Company has three major business sectors: the Technology and Licensing Sector, which is responsible for the development, licensing and protection of intellectual property and proprietary technologies; the Interactive Platform Sector, which is responsible for advertising and e-commerce on the Company’s proprietary interactive platforms and web sites, and interactive wagering relating to TVG Network; and the Media and Services Sector, which is responsible for the operations of TV Guide Magazine, TV Guide Channel, TVG Network, SkyMall catalog sales, Superstar/Netlink Group (“Superstar/Netlink”), UVTV, SpaceCom and other non-interactive platforms and media properties. The Company’s business sectors represent strategic business units that offer different products and services to customers and compete in different industries.

Change in Year End

In November 2000, the Board of Directors of the Company approved the change of the Company’s fiscal year end from March 31 to December 31.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries and entities in which it has a controlling financial interest and exercises control over operations (collectively, “Subsidiaries”). All material intercompany balances and transactions have been eliminated in consolidation.

Investments

Investments of 50% or less in entities as to which the Company has the ability to exercise significant influence over operations are accounted for using the equity method. Investments in corporate joint ventures are accounted for under the equity method due to the Company’s ability to exercise significant influence over their operations. All other investments are accounted for under the cost method.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to revenue recognition, allowances for doubtful accounts, establishing the fair value of tangible and intangible assets and liabilities and the allocation thereof in purchase accounting for purchase business combinations, determining whether other than temporary declines in the fair value of our investments exist, impairment of goodwill and other indefinite-lived identifiable intangibles and long-lived

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

assets, accruals for litigation matters, depreciation and amortization, and income taxes. Actual results could differ materially from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with original maturities of three months or less.

Restricted Cash

Restricted cash represents funds placed in a segregated account on behalf of the Company’s former Chief Executive Officer and Chief Financial Officer under the terms of agreements executed in November 2002. (See Note 14.)

Marketable Securities

Marketable securities include certificates of deposit, equity investments and municipal and corporate debt securities. Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity computed under the effective interest method. Such amortization and accretion are included in other income (expense). Interest on securities classified as held-to-maturity is included in other income.

Marketable equity securities and debt securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in other comprehensive income. The Company’s marketable securities are reviewed each reporting period for declines in value that are considered to be other-than temporary and, if appropriate, written down to their estimated fair value. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in other income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in other income.

Credit Risk

Financial instruments, which potentially subject the Company to a concentration of credit risk principally consist of cash, cash equivalents, marketable securities and trade receivables. The Company currently invests the majority of its cash in money market funds and maintains them with several high-credit quality financial institutions. Previously, the Company also invested in corporate and municipal debt securities and equity securities. As part of its cash management process, the Company performs periodic evaluations of the relative credit ratings of these financial institutions. The Company has not experienced any credit losses on its cash, cash equivalents or marketable securities.

There is a concentration of credit risk associated with wholesale distributors of print products and consumer electronics which may be affected by changes in economic and industry conditions. Concentration of credit risk with respect to programming trade receivables is limited since a substantial number of the Company’s customers pay in advance, provide for the receipt of funds prior to service being rendered, or provide letters of credit as security. For other customers, service is generally terminated in the event payment is not received within 30 to 60 days of service.

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Assets acquired under capital lease arrangements are recorded at the present value of the minimum lease payments and are amortized over the shorter of the lease term or useful life of the leased asset. Estimated useful lives are as follows:

Machinery and equipment	2 to 15 years
Transponders under capital leases	9 to 12 years
Buildings and improvements	2 to 32 years

Goodwill and Other Intangible Assets

The Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets (“Statement 142”) with respect to amortization for acquisitions after June, 2001 and with respect to impairment effective January 1, 2002. Under Statement 142, goodwill and other indefinite-lived intangible assets are no longer amortized but instead are reviewed for impairment annually and on an interim basis if events or changes in circumstances between annual tests indicate that an asset might be impaired. Under Statement 142, indefinite-lived intangible assets are tested for impairment by comparing their fair values to their carrying values. Testing for impairment of goodwill is a two-step process. The first step requires the Company to compare the fair value of its reporting units to the carrying value of the net assets of the respective reporting units, including goodwill. If the fair value of the reporting unit is less than the carrying value, goodwill of the reporting unit is potentially impaired and the Company then completes Step 2 to measure the impairment loss, if any. The second step requires the calculation of the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets of the reporting unit from the fair value of the reporting unit. If the implied fair value of goodwill is less then the carrying amount of goodwill, an impairment loss is recognized equal to the difference. The Company utilizes a third party valuation expert to assess the fair values of the reporting units and individual indefinite-lived intangible assets. (See Note 4.)

Intangible assets that are deemed to have finite useful lives are recorded at cost and amortized using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of such intangibles are as follows:

Customer lists	3 to 5 years
Contracts	5 to 10 years
Patents and other intangible assets	5 to 15 years

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed of, Excluding Goodwill and Indefinite-Lived Intangible Assets

The Company adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“Statement 144”) on January 1, 2002. Under Statement 144, which excludes goodwill and other indefinite-lived intangible assets from its scope, the Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that long-lived assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. The impairment recognized is the difference between the fair value of the asset and its carrying amount. The Company utilizes the assistance of third party valuation experts to assess the fair value of its significant long-lived assets. (See Note 4.)

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accounting for Stock Options

The Company accounts for its stock option plan under the provisions of SFAS No. 123 (“Statement 123”), “Accounting for Stock-Based Compensation” by electing to continue to apply the intrinsic value method under Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, and providing pro forma disclosures regarding net income (loss) and earnings (loss) per share as if the fair value method defined in Statement 123 had been applied.

Had the Company determined compensation cost based on the fair value at the grant date for its stock options under Statement 123, the Company’s net loss would have been changed to the pro forma amounts indicated below (in thousands, except per share data):

	Year ended December 31, 2002	Year ended December 31, 2001	Nine months ended December 31, 2000
Net loss:
As reported	$(6,423,175)	$(750,676)	$(215,458)
Add: Stock-based compensation cost included in reported net income, net of related tax effects	23,965	46,538	20,635
Less: Stock-based compensation cost, net of related tax effects	(22,073)	(65,287)	(47,264)

Pro forma	$(6,421,283)	$(769,425)	$(242,087)

Basic and diluted loss per share:
As reported	$(15.64)	$(1.82)	$(0.64)
Pro forma	(15.64)	(1.87)	(0.72)

Because additional option grants are expected to be made each year, the above pro forma disclosures are not likely to be representative of pro forma effects on reported results for future years.

The per share weighted-average fair value of stock options granted during the years ended December 31, 2002 and 2001 and the nine months ended December 31, 2000, was $9.03, $31.04 and $34.22, respectively. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year ended December 31, 2002	Year ended December 31, 2001	Nine months ended December 31, 2000
Risk-free interest rate	4.6%	5.2%	6.2%
Expected volatility	82%	76%	71%
Expected life (years)	10.0	9.4	8.7
Expected dividend yield	—%	—%	—%

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income (loss) at December 31, 2002 and 2001 are as follows: (in thousands)

	2002	2001
Unrealized gains (losses) on marketable securities (net of tax of $2,800 in 2002 and $16,800 in 2001)	$4,764	$25,665
Foreign currency translation adjustments (net of tax of $373 in 2002 and $384 in 2001)	(560)	(654)

Total	$4,204	$25,011

Foreign Currency Translation

The financial statements of foreign subsidiaries with functional currencies other than the U.S. dollar are translated into U.S. dollars using the exchange rate at the balance sheet date for assets and liabilities and the average exchange rate for the period for income and expense items. Gains and losses resulting from translation are accumulated as a separate component of comprehensive loss within stockholders’ equity until the investment in the foreign entity is sold or liquidated. The Company’s transactions predominately occur in U.S. dollars.

Fair Value of Financial Instruments

Carrying amounts of certain of the Company’s financial instruments including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate their fair value because of their short maturities. Held-to-maturity marketable securities are reported at amortized cost, which approximates their fair value. Available-for-sale marketable securities are reported at their fair value based on quoted market prices. The carrying amount of the Company’s outstanding debt approximates its fair value due to the debt’s variable rates of interest.

Revenue Recognition

General

The Company follows the provisions of SOP 97-2, “Software Revenue Recognition” (“SOP 97-2”), and Staff Accounting Bulletin 101, “Revenue Recognition in Financial Statements” (“SAB 101”), for revenue recognition. Under SOP 97-2 and SAB 101, four conditions must be met before revenue can be recognized: (i) there is persuasive evidence that an arrangement exists, (ii) delivery has occurred or service has been rendered, (iii) the price is fixed or determinable and (iv) collection is reasonably assured.

The Company has entered into various arrangements that contain multiple elements, including licensing fees and advertising on various platforms, which may be in more than one of the Company’s segments (“multiple-element arrangements”). For example, a customer may license certain of the Company’s technology and an advertising package from the Company to provide the customer with print advertising in TV Guide Magazine, an online platform or on the IPG platform. Multiple-element arrangements may include situations where the Company is both a vendor and a cooperative advertiser. See Multiple-Element Arrangements below.

In November 2001, the Financial Accounting Standards Board’s (“FASB’s”) Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). EITF No. 01-09, which is effective for periods

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

commencing after December 31, 2001, clarifies the income statement classification of costs incurred by a vendor for certain cooperative advertising and product placement fees. As a result of the EITF consensus, certain of the Company’s cooperative advertising and product placement costs previously classified as operating expenses have been reflected as a reduction of revenues earned from that activity. Where applicable, amounts presented in prior periods have been reclassified to comply with the income statement classifications for the current period. We note the following impact of EITF 01-09 on revenues:

	Years ended December 31,		Nine months ended December 31, 2000
	2002	2001
	(in thousands)
Gross revenues	$1,018,406	$1,172,558	$669,904
Less: Cooperative advertising and product placement costs	(17,015)	(13,386)	(11,136)

Revenues	$1,001,391	$1,159,172	$658,768

The reclassification does not affect the Company’s reported net loss and basic and diluted loss per share.

License Fees

The Company licenses its proprietary technologies to consumer electronics manufacturers and to service providers (including cable multiple system operators (“MSOs”) and other owners and operators of cable television systems, telephone networks, Internet service providers, Internet websites, direct-to-home broadcast satellite providers, wireless systems and other multi-channel video programming distributors). It is the Company’s normal practice to enter into written agreements with its customers. The Company generally recognizes such license fees based on a per unit shipped model (with consumer electronics manufacturers) or a per subscriber model (with service providers). The Company’s recognition of revenues from per unit license fees is based on units reported shipped in the period by the manufacturers. Revenues from per subscriber fees are recognized in the month services are provided by a licensee, as reported to us by the licensee. See Multiple-Element Arrangements below.

Revenues from annual and other license fees are recognized based on the specific terms of the license agreements. For instance, the Company has arrangements under which substantial flat fees are paid upfront in addition to ongoing per-unit license fees. In such cases, the pre-paid fees are deferred and recognized as revenue on a straight line basis over the term of the agreement. In certain cases, the Company will license its technology for an unlimited number of units over a specified period of time and for which it has continuing obligations. The Company records the fees associated with these arrangements on a straight line basis over the specified term. In addition, the Company has licensing arrangements with MSOs under which it shares a portion of the interactive platform advertising revenue that the Company generates through the MSO. In some cases, the Company guarantees that a substantial portion of the MSO’s license fees will be reimbursed through its ad-sharing obligation to the MSOs. To the extent the ad-sharing fees are not sufficient to meet these guarantees, the Company is obligated to purchase advertising on the MSO’s platform. Because the license fee is not fixed nor determinable until resolution of the sharing or advertising buyback, which is typically settled quarterly, the advertising buyback guarantees and advertising sharing are netted against the license fees so that only a net license fee amount is recognized.

From time to time, the license agreement between the Company and a licensee may expire. While a new license agreement is being negotiated, the licensee may continue to ship the same units or the same services may

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

continue to be deployed containing the Company’s patented or proprietary technologies and the licensee continues to report units shipped or subscriber information on a periodic basis. License and subscriber fees may continue to be received at the old contract rates and on a timely basis. In such cases, the Company continues to recognize license and subscriber fee revenue. However, revenue is not recognized when collection is not reasonably assured and in no case when payment is not received for greater than 90 days (which is the longest standard customer payment term related to certain MSO contracts).

Programming Services

The Company operates a cable network, TV Guide Channel, and a C-band satellite program provider, Superstar/Netlink, from which it earns monthly per subscriber fees from MSOs and subscribing C-band households, respectively. The Company recognizes revenue in the month the services are provided. Payments received in advance for subscription services are deferred until the month earned, at which time revenue is recognized. The Company’s liability is limited to the unearned prepayments in the event that the Company is unable to provide service. In addition, the Company has entered into an agreement with a satellite provider to convert existing Superstar/Netlink customers to this other service provider. The agreement requires a nonrefundable upfront payment as well as a per subscriber conversion fee and a residual monthly fee. The Company recognizes the upfront payment on a straight-line basis over the term of the contract and the other fees at the later of when the conversion occurs or the refund obligations lapse.

Magazine Sales

Subscription revenue is recognized as magazines are delivered to subscribers on a straight-line basis over the term of the contract. Marketing fees paid to acquire bulk circulation are netted against subscription revenue. Newsstand revenues are recognized based on the on-sale dates of magazines. Allowances for estimated returns are recorded based upon historical experience. The Company’s liability for prepaid magazine subscriptions is limited to the unearned prepayments in the event customers cancel their subscriptions.

Advertising

The Company generates advertising revenue on four main platforms; TV Guide Magazine, its IPGs, TV Guide Channel and TV Guide Online. Magazine advertising is recognized upon release of magazines for sale to consumers. The Company recognizes advertising revenue for the remaining media when the related advertisement is aired. All advertising is stated net of agency commissions and discounts. See Multiple-Element Arrangements below.

The Company enters into transactions that exchange advertising for advertising. Such transactions are recorded at the estimated fair value of the advertising received or given in accordance with the provisions of EITF Issue No. 99-17, “Accounting for Advertising Barter Transactions.” In addition, the Company enters into transactions that exchange advertising for products and services, which are accounted for similarly. Revenue from barter transactions is recognized when advertising is provided, and services received are charged to expense when used. Barter transactions are not material to the Company’s consolidated statement of operations for all periods presented.

Merchandise Sales and Placement Fees

In connection with the Company’s SkyMall and eBook operations, the Company recognizes merchandise sales in accordance with EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent” and in

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

accordance with EITF 00-10 “Accounting for Shipping and Handling Fees and Costs”. When the Company is acting as a principal, revenue is recognized upon delivery of product to its customers either by the Company or participating merchants, net of estimated returns and allowances. When the Company is acting as an agent, only the net margin on the sale is reported as revenue. Placement fees represent amounts paid to the Company by participating merchants for inclusion of their products in the Company’s media channels. Placement fee revenue is recognized on a straight-line basis over the circulation period of the media channel, generally three months. The Company records shipping and handling fees as a component of revenue and its related costs in operating expenses.

Multiple-Element Arrangements

In accounting for multiple-element arrangements, one of the key judgments to be made is the accounting value that is attributable to the different contractual elements. The appropriate allocation of value not only impacts which sector is credited with the revenue, it also impacts the amount and timing of revenue recorded in the consolidated statement of operations during a given period due to the differing methods of recognizing revenue by each of the sectors, as discussed previously.

For multiple-element arrangements the Company follows the guidance contained in SAB 101: Frequently Asked Questions and Answers (“SAB 101 FAQ”) and for the license of intellectual property the Company follows the guidance contained in SOP 97-2. SAB 101 FAQ requires that in circumstances where multiple-elements are being sold, for elements that have a separate earnings process, revenue should be allocated to each element based on the accounting determination of the relative fair value of that element to the aggregate fair value of all elements. The fair values must be reliable, verifiable and objectively determinable. When available, such determination is based principally on the pricing of similar cash arrangements with unrelated parties that are not part of a multiple-element arrangement. When sufficient evidence of the fair values of the individual elements does not exist, revenue is not allocated among them until that evidence exists. Instead, the revenue is recognized as earned using revenue recognition principles applicable to the entire arrangement as if it were a single-element arrangement. SOP 97-2 requires sufficient vendor-specific objective evidence (“VSOE”) of fair value to exist for the allocation of revenue to the various elements of the arrangement otherwise, all revenue is deferred until the earlier of the point at which a) such VSOE does exist or b) all elements of the arrangement have been delivered, with certain allowable exceptions such as if the arrangement is in substance a subscription, then the entire fee would be recognized ratably over the contract term. At this time, in all instances in which IPG advertising is part of a multiple-element transaction, no revenue is allocated to IPG advertising or the Interactive Platform Sector for accounting purposes, and all revenue is allocated to other elements of the transaction and other sectors.

Research and Development Costs

Research and development costs relate to the design, development and testing of new systems, applications and technologies, and are charged to expense as incurred. Research and development costs of $21.0 million, $31.8 million and $19.9 million for the years ended December 31, 2002 and 2001 and the nine months ended December 31, 2000, respectively, are included in operating expenses.

Advertising Costs

Advertising costs charged to expense totaled $42.2 million, $41.1 million and $28.4 million for the year ended December 31, 2002 and 2001 and the nine months ended December 31, 2000, respectively. Advertising costs are included in operating expenses.

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Patent Prosecution and Litigation Costs

The Company’s accounting policy with respect to patent prosecution and litigation costs incurred to protect and enforce the Company’s intellectual property rights is to expense such costs as incurred.

Income Taxes

Income taxes are accounted for under the liability method. Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded, if necessary, to reduce deferred tax assets to an amount management believes is more likely than not to be realized.

Loss Per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted loss per share adjusts basic loss per share for the effects of convertible securities, stock options and other potentially dilutive financial instruments, only in periods in which such effect is dilutive. Diluted loss per share for the years ended December 31, 2002 and 2001 and the nine months ended December 31, 2000 are computed using only the weighted average number of common shares outstanding during the period, as the inclusion of 12.9 million, 38.3 million and 46.2 million, respectively, of stock options would have been antidilutive.

Recent Accounting Pronouncements

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, “Amendment of FASB Statement 13,” and Technical Corrections (“Statement 145”). In addition to amending or rescinding other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions, Statement 145 precludes companies from recording gains and losses from the extinguishment of debt as an extraordinary item. The Company will adopt Statement 145 in fiscal 2003. The effect of the adoption will include the reclassification of an extraordinary loss on debt extinguishment to loss before cumulative effect of accounting change of $2.1 million for the year ended December 31, 2001. There will be no effect on net loss or net loss per share.

In November 2002, the EITF reached a consensus on EITF Issue No. 00-21, “Revenue Arrangement with Multiple Deliverables” (“EITF 00-21”), which is effective for revenue arrangements entered into in fiscal periods after June 15, 2003. This issue addresses how to determine whether an arrangement involving multiple deliverables contain more than one unit of accounting. Separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and should, therefore be evaluated as a single arrangement in considering whether there are one or more units of accounting. That presumption can be overcome if there is sufficient evidence to the contrary. This issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The Company does not expect that the adoption of EITF 00-21 will have a material impact on its financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

elaborates on the disclosure requirements of a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing certain guarantees. FIN 45 also incorporates, without change, the guidance in FIN 34, “Disclosure of Indirect Guarantees of Indebtedness of Others,” which it supersedes. The initial recognition and initial measurement provisions are applicable to guarantees issued or modified after December 31, 2002. The Company has adopted the disclosure requirements of FIN 45 as of December 31, 2002 and does not expect that the adoption of the remaining elements of the interpretation will have a material impact on its financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123 (“Statement 148”). Statement 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, Statement 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted the disclosure requirements of Statement 148 but has not evaluated the impact of the remaining elements of Statement 148 on its financial position or results of operations.

(2)    Business Combinations

SkyMall Transaction

On July 18, 2001, the Company acquired all of the outstanding common stock of SkyMall. Under the terms of the agreement, SkyMall’s stockholders received 0.03759 shares of the Company’s common stock and $1.50 for each share of SkyMall common stock outstanding. The consolidated financial statements include the results of operations of SkyMall from July 18, 2001. SkyMall is a specialty retailer that provides a large selection of premium-quality products and services to consumers from a wide variety of merchants and partners.

The aggregate purchase price of the SkyMall transaction was $50.1 million, which included cash of $22.2 million and approximately 741,000 shares of the Company’s common stock issued to SkyMall stockholders at $36.58 per share, the average price of the Company’s common stock over the two-day period before and after the SkyMall transaction was agreed to and announced. The purchase price also included $0.8 million, representing the fair value of unexercised SkyMall options and warrants assumed by the Company and certain transaction costs.

The Company allocated $4.5 million of the purchase price to the fair value of the acquired trade name. The trade name is considered an indefinite-lived intangible asset and is not subject to amortization.

The Company ultimately allocated $60.2 million of goodwill to its applicable reporting unit in accordance with Statement 142. Goodwill generated in this transaction is not subject to amortization in accordance with Statement 142 and is not deductible for tax purposes. During the year ended December 31, 2002, the Company recorded impairment charges of $60.2 million. This impairment charge resulted from a determination that the reporting unit had a fair value of zero. (See Note 4.)

TV Guide Transaction

On July 12, 2000, the Company acquired all of the outstanding common stock of TV Guide by issuing 0.6573 shares of the Company’s common stock for each share of TV Guide Class A and B common stock

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

outstanding, or approximately 200 million shares of the Company’s common stock. The TV Guide transaction was accounted for as a purchase. Accordingly, the audited consolidated financial statements include the results of operations of TV Guide from July 12, 2000.

The purchase price for the TV Guide transaction was $7.9 billion, consisting of shares of the Company’s common stock issued to the TV Guide stockholders at $38.21 per share, the average market price of the Company’s common stock for two days before and after the agreement on the TV Guide transaction was reached and announced, and certain transaction costs.

The purchase price was allocated to identifiable tangible and intangible assets and liabilities as follows, with the excess of the purchase price over such identifiable assets and liabilities allocated to goodwill (in thousands).

Assets:
Current assets	$426,657
Property and equipment	80,404
Goodwill	6,472,342
Intangible assets	3,323,000
Other assets	138,287

10,440,690
Liabilities:
Current liabilities	510,175
Deferred tax liability	1,381,226
Other long-term liabilities	747,610

2,639,011
Unearned compensation	88,011

Net purchase price	$7,889,690

Included in the purchase price allocation were $42.5 million in provisions for contract termination and separation costs. During 2001, $9.6 million of this reserve was reversed against goodwill. As of December 31, 2001, approximately $15.6 million ($12.3 million in contract termination costs and $3.3 million in separation costs) had been charged against the allowance. The remaining provisions for contract termination and separation costs have been expended during 2002. During 2002, $2.4 million of this reserve was reversed against goodwill. As of December 31, 2002, approximately $11.8 million ($7.3 million in contract termination costs and $4.5 million in separation costs) has been charged to the allowance. Additionally, the Company recorded a reserve of $12.5 million for the settlement of an executive incentive plan at one of TV Guide’s subsidiaries. In 2001, $8.9 million of this reserve was reversed against goodwill. The remaining provisions have been expensed during 2002.

Intangible assets recorded as a result of the TV Guide transaction are comprised of the following amounts and lives (in thousands):

Customer lists	$709,000	3-5 years
Contracts	1,651,000	5-10 years
Trademarks and patents	799,000	5-40 years
Publishing rights	164,000	Indefinite
Goodwill	6,470,000	Indefinite

The goodwill is not deductible for tax purposes.

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following unaudited pro forma financial information reflects the Company’s results of operations for the year ended December 31, 2001 as though the SkyMall transaction had been completed as of January 1, 2001 (in thousands, except per share amounts): The pro forma information excludes the effect of non-recurring charges.

Year ended December 31, 2001
Revenues	$1,182,597
Income before extraordinary item	(749,068)
Net loss	(751,168)
Basic and diluted loss per share	(1.83)

WGN Superstation Transaction

In April 2001, the Company sold the business that distributes the WGN Superstation signal for $106 million in cash. Concurrent with this transaction, the Company received a $100.0 million advertising commitment for the magazine and its other platforms over a six-year period pursuant to which the Company will be required to run advertising until 2007. The WGN Superstation signal distribution business was originally acquired by the Company in July 2000, as a part of its acquisition of TV Guide. Because the April 2001 transaction included the sale of assets and an advertising revenue commitment, this multiple-element transaction was covered by both APB 16, “Business Combination”, and our revenue recognition policy on multiple-element arrangements. As a result, $10.0 million has been ascribed to the magazine advertising element and will be recognized as the advertising is run, the remainder of the value ($75.0 million on a discounted basis) has been ascribed to the assets sold and $15.0 million will be recognized as interest income over the six-year contract term. As there is no persuasive or objective evidence of change in economic value of the assets sold during the period of their ownership by the Company, there is no gain or loss from the disposal recorded through the Company’s income statement and the adjusted distribution asset value is recorded as part of the purchase price allocation of the TV Guide transaction for accounting purposes. During 2002 and 2001, the Company recorded $4.1 million and $3.7 million of interest income, respectively. At December 31, 2002, the Company had receivables related to this transaction of $14.8 million included in accounts receivable and $38.1 million in other assets.

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)    Selected Balance Sheet Accounts

Marketable Securities

The amortized cost, gross unrealized holding gains, gross unrealized holding losses and fair value of available-for-sale and held-to-maturity marketable securities by major security type and class of security as of December 31, 2002 and 2001, were as follows (in thousands):

	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
As of December 31, 2002:
Available-for-sale:
Corporate debt securities	$4,962	$52	$—	$5,014
Equity securities	5,419	1,736	(713)	6,442

	$10,381	$1,788	$(713)	$11,456

	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
As of December 31, 2001:
Available-for-sale:
Corporate debt securities	$11,102	$9	$—	$11,111
U.S. government securities	48,720	212	(63)	48,869
Equity securities	13,060	18,816	(42)	31,834

	$72,882	$19,037	$(105)	$91,814

Included in marketable securities	$41,807	$175	$(42)	$41,940
Included in marketable securities and other investments	31,075	18,862	(63)	49,874

	$72,882	$19,037	$(105)	$91,814

During the year ended December 31, 2001, the Company wrote down the carrying value of certain of its available-for-sale equity securities by $10.2 million as the decline in the fair value of the securities (determined by reference to prices on quoted stock exchanges) was deemed to be other than temporary. This impairment has been recorded in other expense in the accompanying consolidated statements of operations.

During the year ended December 31, 2002 the Company sold securities generating proceeds of $13.8 million. These sales resulted in gains of $5.4 million.

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Receivables

Receivables consist of the following (in thousands):

	December 31, 2002	December 31, 2001
Receivables	$187,624	$309,450
Allowance for doubtful accounts	(35,102)	(30,503)

Receivables, net	$152,522	$278,947

The changes to the allowance for doubtful accounts for the years ended December 31, 2002 and 2001 and the nine months ended December 31, 2000 are as follows (in thousands):

Description	Balance at Beginning of Period	Charged to Operating Expense	Charged to Other Accounts		Deductions	Balance at End of Period
Allowance for doubtful accounts:
Year ended December 31, 2002	$30,503	17,530	—		12,931	$35,102
Year ended December 31, 2001	$32,815	17,506	3,614	(1)	23,432	$30,503
Nine months ended December 31, 2000	$1,550	18,129	15,403	(2)	2,267	$32,815

(1)	Amount represents the allowance for doubtful accounts acquired as part of the assets and liabilities acquired in the SkyMall transaction.
(2)	Amount represents the allowance for doubtful accounts acquired as part of the assets and liabilities acquired in the TV Guide transaction.

At December 31, 2002, no receivables from any one customer exceeded 10% of the total balance outstanding.

Property and Equipment

Property and equipment, at cost, consist of the following (in thousands):

	December 31, 2002	December 31, 2001
Machinery and equipment	$118,436	$116,015
Leased transponders	7,554	7,554
Buildings and improvements	16,704	16,511

	142,694	140,080
Less accumulated depreciation and amortization	(82,360)	(54,010)

Property and equipment, net	$60,334	$86,070

Depreciation and amortization expense related to property and equipment was $30.4 million, $27.7 million and $15.2 million for the years ended December 31, 2002 and 2001 and the nine months ended December 31, 2000, respectively. Amortization of property and equipment under capital lease was $1.7 million, $2.3 million and, $1.7 million for the same respective periods.

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investments

The Company had investments in equity instruments of privately held and public companies which amounted to $2.4 million and $52.2 million as of December 31, 2002 and 2001, respectively. These investments are accounted for using either the cost or equity method of accounting and consist of common stock, preferred stock and warrants for common stock.

The Company has an interest in three related joint ventures that are each accounted for under the equity method of accounting. During the year ended December 31, 2001, one of these joint ventures experienced an other-than temporary decline in the value of its investments. As a result of this decline, the Company recorded in other (expense) income, net a charge of $10.9 million, representing the Company’s share of this decline. At December 31, 2001, the Company’s carrying value of this investment was $50.9 million. During the year ended December 31, 2002, this joint venture’s financial condition deteriorated significantly, including a substantial decrease in its revenues and cash shortages. Because of these facts, management has determined that it is not likely that the Company’s investment will be recovered in the future, and recorded an additional charge of $43.9 million during the year ended December 31, 2002 to write off the remaining carrying value of the Company’s investment. This charge was recorded as other (expense) income, net.

The Company has an investment in an entity engaged in developing a satellite broadband service. The entity experienced operating difficulties and a failed initial public offering. Because of these and other pertinent circumstances, the Company determined that its investment realized a decline in value that was other-than-temporary, and that the recoverability of this investment was not likely. As a result, in 2001 the Company recorded a charge of $107.7 million to write-off the carrying value of this investment. This charge was recorded as other (expense) income, net.

The Company owns 16.6% of the equity of an entity that provides online live event sports entertainment and wagering. The Company also holds a warrant to purchase up to 51% of the equity for an aggregate exercise price of $41.1 million. This warrant expires in September 2004. These investments were received in exchange for a license and content agreement with the Company. The Company shares in certain revenues and other fees earned by this entity. The Company also has the right to representation on the entity’s board of directors. As the Company had the ability to exercise significant influence over the entity’s operations at the time of the transaction, the Company accounts for this investment under the equity method of accounting. Because this investment was received in exchange for a licensing agreement. We treated the transaction as a non-monetary exchange recorded at zero value, since the asset exchanged had no carrying value.

The Company holds various other investments that are accounted for under either the equity method or the cost method of accounting. During the year ended December 31, 2001, certain of these investments experienced significant declines in value and the carrying values were deemed by management to be unrecoverable, and thus were written-off, resulting in charges of approximately $36.8 million recorded as other (expense) income, net.

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following (in thousands):

	December 31, 2002	December 31, 2001
Accounts payable	$55,715	$86,084
Accrued liabilities:
Acquisition related reserves	13,429	28,846
Accrued litigation	45,676	—
Management restructuring	29,200	—
Accrued payroll	24,456	22,756
Lease abandonment	17,089	—
Other	121,781	34,692

Total accounts payable and accrued liabilities	$307,346	$172,378

Deferred Revenue

The Company receives upfront payments for license fees from customers who incorporate the Company’s patented proprietary technologies and for advertising. In addition, certain of the Company’s customers that subscribe to the Company’s magazine and programming services prepay subscription fees generally for periods of up to three years. Prepayment amounts, which have not yet been recognized as revenues under the Company’s accounting policies are recorded as deferred revenues over the term of the agreement or subscription period on a straight line basis.

Deferred revenue consists of the following (in thousands):

	December 31, 2002	December 31, 2001
Licensing fees	$135,669	$153,382
Magazine subscriptions	174,104	205,605
Programming subscriptions	56,905	76,718
Other	16,323	11,865

Total deferred revenue	383,001	447,570
Less current portion	219,417	254,824

	$163,584	$192,746

(4)    Goodwill and Other Intangible Assets, and Impairment

In the second quarter of 2002, the Company completed its assessment of the impact of Statement 142, which came into effect on January 1, 2002. Statement 142 is applicable to the assessment and measurement of impairment of goodwill and indefinite-lived intangible assets. Pursuant to the transitional rules of Statement 142, management performed a transitional impairment test of these assets, which resulted in impairment charges to goodwill of $4.0 billion and indefinite-lived intangible assets of $369.0 million ($223.2 million, net of tax), both of which have been recorded as the cumulative effect of an accounting change in the consolidated statement of operations for the year ended December 31, 2002.

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company determined the goodwill and indefinite-lived intangibles impairment charge by utilizing a third-party valuation expert who considered both a discounted cash flow analysis and comparable market multiples. The impaired goodwill is not deductible for tax purposes, and as a result, no tax benefit was recorded in relation to the impairment charge. The indefinite-lived impairment represented the excess of the carrying amount over its estimated fair value, utilizing the relief from royalty valuation method. This method estimates the benefit to the Company resulting from owning rather than licensing the trademark.

In addition to an annual test, goodwill and indefinite-lived intangible assets must be tested on an interim basis if there are indicators of impairment. During the second quarter of 2002, an unfavorable ruling in a proceeding before the United States International Trade Commission (“ITC”) (see Note 13), coupled with a sustained decline in the Company’s market capitalization, triggered an interim assessment by the Company to determine whether, the fair value of goodwill and indefinite-lived intangible assets may be less than their carrying values as of June 30, 2002. The Company, with the assistance of a third-party valuation expert, determined that impairment charges of $206.8 million and $27.0 million should be recorded to goodwill and indefinite-lived intangibles, respectively.

These same events occurring in the second quarter of 2002 caused the Company to impair certain of its finite-lived intangibles that are covered by Statement 144, “Impairment of Long-Lived Assets”. The Company estimated the undiscounted future net cash flows to be generated by these finite-lived intangible assets to be less than their carrying amount. The cash flow projections reflected certain anticipated changes in the Company’s advertising delivery mechanism on TV Guide Interactive and anticipated consolidation in the cable television industry. The Company, with the assistance of a third-party valuation expert, then estimated the fair value of these finite-lived intangible assets and recorded a pre-tax impairment charge of $1.3 billion.

In accordance with Statement 142, the Company completed its annual goodwill impairment test as of October 31, 2002 for all of its reporting units. With the assistance of a third party valuation expert, the Company estimated the fair values of goodwill and indefinite-lived intangible assets and concluded that various reporting units had incurred additional impairments over and above the previously discussed and disclosed impairments. The primary cause of this impairment recorded at October 31, 2002 is related to new management’s views on the interactive business. Management is re-evaluating the strategy for their U.S. cable and satellite IPG business in light of increased competition, slower than expected growth in distribution and advertising revenue, and the unexpected adverse ruling in certain legal cases. This analysis resulted in charges totaling $865 million for goodwill and $85.6 million for indefinite-life intangible assets.

These same events led the Company to assess the fair value of Statement 144 finite-lived assets in the fourth quarter, resulting in a pre-tax charge of $188 million.

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Prior to the adoption of Statement 142, the Company amortized goodwill and indefinite lived intangible assets over their estimated useful lives ranging from 5 to 40 years. Had the Company accounted for goodwill and indefinite lived intangible assets consistent with the provisions of Statement 142 in prior periods, the Company’s net loss would have been affected as follows (in thousands, except per share data):

	Year Ended December 31, 2002	Year Ended December 31, 2001	Nine months ended December 31, 2000
Reported loss before extraordinary item and cumulative effect of accounting change	$(2,235,138)	$(748,576)	$(215,458)
Add back: Goodwill amortization	—	467,545	224,746
Add back: Indefinite lived intangible assets amortization, net of tax	—	16,765	4,740

Adjusted loss before extraordinary item and cumulative effect of accounting change	$(2,235,138)	$(264,266)	$14,028

Basic and diluted loss per share:
Reported	$(5.44)	$(1.82)	$(0.64)
Add back: Goodwill amortization	—	1.13	0.67
Add back: Indefinite lived intangible assets amortization, net of tax	—	0.04	0.01

Adjusted basic and diluted loss per share before cumulative effect of an accounting change	$(5.44)	$(0.64)	$0.04

Changes in the carrying amount of goodwill and intangible assets with indefinite lives for the years ended December 31, 2002 and 2001 are as follows (in thousands):

	Goodwill	Trademark and Trade Name	Publishing Rights
Balance at December 31, 2000	$6,247,443	$662,165	$158,886
SkyMall acquisition	71,466	2,000	—
Adjustments to purchase price allocations	(207,382)	—	—
Impairment charge	(10,800)	—	—
Amortization expense	(467,544)	(16,777)	(10,933)

Balance at December 31, 2001	5,633,183	647,388	147,953
Adjustments to purchase price allocations	(6,506)	2,500	—
Transitional impairment charge	(3,964,812)	(346,016)	(22,952)
Interim impairment charge	(206,807)	(27,000)	—
Annual impairment charge	(865,213)	(85,600)	—

Balance at December 31, 2002	$589,845	$191,272	$125,001

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In conjunction with the adoption of Statement 144, the Company reassessed the useful lives and residual values of its finite-lived intangible assets acquired in purchase business combinations and determined that no revisions were necessary. Intangible assets with finite lives at December 31, 2002 and December 31, 2001 are as follows (in thousands):

	Cost	Accumulated Amortization	Impairment Charge	Net Balance	Weighted Average Remaining Useful Life (Years)
December 31, 2002
Intangible assets with finite lives:
Contracts	$1,641,000	$(332,081)	$(1,251,178)	$57,741	7
Customer lists	732,780	(542,002)	—	190,778	1
Patents	143,701	(33,631)	(11,038)	99,032	12
Other	2,000	(2,000)	—	—	—

Total finite-lived intangible assets	$2,519,481	$(909,714)	$(1,262,216)	$347,551	4

December 31, 2001
Intangible assets with finite lives:
Contracts	$1,641,000	$(242,031)	$—	$1,398,969	9
Customer lists	732,780	(321,504)	—	411,276	2
Patents	143,701	(21,266)	—	122,435	13
Other	2,000	(587)	—	1,413	4

Total finite-lived intangible assets	$2,519,481	$(585,388)	$—	$1,934,093	7

Amortization expense was $324.3 million, $910.7 million and $423.2 million for the years ended December 31, 2002 and 2001 and the nine months ended December 31, 2000, respectively. Estimated amortization expense for the succeeding five years is expected to be as follows: $151.0 million —2003; $53.3 million —2004; $35.6 million —2005; $15.4 million —2006; and $15.4 million —2007.

(5)    Credit Arrangements

The Company’s wholly owned subsidiary, TV Guide, has a $300 million six-year revolving credit facility and a $300 million term loan. The credit facility and term loan expire in February 2005. Borrowings under the credit facility and term loan bear interest (2.42% at December 31, 2002) either at the banks’ prime rate or LIBOR, both plus a margin based on a sliding scale tied to TV Guide’s leverage ratio, as defined in the loan documents. The credit facility and term loan are guaranteed by certain subsidiaries of TV Guide and the stock of TV Guide’s subsidiaries is pledged as collateral. The credit facility and term loan restrict TV Guide’s ability to pay dividends to the Company tied to TV Guide’s leverage ratio. This restriction does not apply to the Company’s ability to pay dividends. In addition, the Company is required to maintain certain financial covenants. As of December 31, 2002, the Company was in compliance with these covenants. The credit facility and term loan also restrict the transfer of assets by TV Guide to the Company. As of December 31, 2002, TV Guide had available borrowing capacity under the six-year revolving credit facility of $160.6 million. Principal payments of $90 million in 2003 and $23 million in 2004 are due under the $300 million amortizing term loan. Outstanding borrowings at December 31, 2002 and 2001 were $138.4 million and $153.4 million, respectively, under the revolving credit facility and $113.0 million and $173.0 million, respectively, under the term loan. At December 31, 2002, the Company had an outstanding

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

letter of credit issued under the revolving credit facility for $1.0 million. The Company has determined that TV Guide may be unable to maintain compliance with a financial covenant in its term loan agreement during the coming twelve months. The Company is currently evaluating options to maintain compliance or mitigate the effects of any noncompliance.

In September, 2000, TV Guide repurchased for cash $328.6 million of its outstanding $400 million in 8 1/8% senior subordinated notes at 101% of the principal amount of the notes plus accrued interest. The offer to repurchase the notes was required pursuant to the terms of the indenture governing the notes as a result of the change in control of TV Guide by reason of its acquisition by the Company. The repurchase was funded through a combination of available cash and borrowings under the bank credit facilities.

In June, 2001, the Company completed a tender offer in which it acquired substantially all of the remaining outstanding 8 1/8% senior subordinated notes of TV Guide at a price of $1,045 per $1,000 principal amount of notes tendered for an aggregate purchase price of $71.1 million plus accrued interest. In connection with the tender offer, the indenture for the notes was amended to delete or modify most of the restrictive covenants. An extraordinary loss of $2.1 million, net of tax, was recognized as a result of this transaction.

(6)    Leases

The Company leases operating and office premises and satellite transponders. The terms of certain of the agreements provide for an option to cancel the agreements after a period of time, subject to cancellation charges and/or meeting certain conditions. One satellite transponder is under a long-term lease arrangement that is accounted for as a capital lease. The remaining satellite transponder leases are accounted for as operating leases.

Future minimum lease payments under capital and noncancelable operating leases at December 31, 2002 are as follows (in thousands):

	Capital Leases	Operating Leases
Year ending December 31:
2003	$2,400	$22,797
2004	2,000	18,867
2005	—	9,504
2006	—	5,009
2007	—	4,218
Thereafter	—	9,072

Total future minimum lease payments	4,400	69,467
Less amount representing interest at 7%	(107)	—
Less sublease revenues	—	(2,481)

Net future minimum lease payments	4,293	$(66,986)

Less current portion	(2,168)

	$2,125

Rent expense under operating leases was $30.4 million, $29.8 million and $16.4 million for the years ended December 31, 2002 and 2001 and the nine months ended December 31, 2000, respectively. Partially offsetting

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

these rental charges were sublease revenues of $1.4 million, $2.4 million and $1.8 million for the years ended December 31, 2002 and 2001 and the nine months ended December 31, 2000, respectively.

During the year ended December 31, 2002, a substantial amount of space at two of the Company’s leased facilities became idle, due to reductions in employee headcount and other strategic decisions by management. A charge of $17 million was recorded by the Company related to the present value of future lease payments on the idle space, net of estimated sublease income. The leases expire through 2010.

Other Commitments

The Company is a party to a loan guaranty to assist a printing services supplier in obtaining a line of credit and term loans with a bank. The maximum exposure to the Company created by this guaranty is $10.0 million. The Company would be liable for up to this amount assuming the supplier cannot meet its obligations under the agreement. As of December 31, 2002 and 2001, the Company has not accrued a liability for this guarantee, as management believes it is not probable the Company will be liable for this amount.

(8)    Income Taxes

The Company’s loss before income taxes and extraordinary item for the years ended December 31, 2002, December 31, 2001 and the nine months ended December 31, 2000 consisted of the following components (in thousands):

	Year ended December 31, 2002	Year ended December 31, 2001	Nine Months ended December 31, 2000
Domestic	$(2,859,507)	$(910,925)	$(363,332)
Foreign	35,266	(15,065)	65,067

	$(2,824,241)	$(925,990)	$(298,265)

The income tax benefit consists of the following (in thousands):

	Year ended December 31, 2002	Year ended December 31, 2001	Nine months ended December 31, 2000
Current:
Federal	$(5,917)	$23,149	$229,287
State	(761)	2,976	29,480
Foreign	2,921	6,171	5,961

	(3,757)	32,296	264,728
Deferred:
Federal	(518,661)	(185,819)	(307,942)
State	(66,685)	(23,891)	(39,593)

	(585,346)	(209,710)	(347,535)

Total	$(589,103)	$(177,414)	$(82,807)

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the expected income tax benefit using the U.S. statutory rate of 35 percent to the income tax benefit is as follows ( in thousands):

	Year ended December 31, 2002	Year ended December 31, 2001	Nine Months ended December 31, 2000
Expected income tax benefit	$(988,484)	$(324,097)	$(104,393)
State taxes, net of federal effect	(79,206)	(19,185)	(10,593)
Nondeductible amortization	493,025	166,576	142,090
Foreign tax impact	(8,790)	4,403	(47,971)
Change in valuation allowance	(5,648)	(5,111)	(61,940)

Total	$(589,103)	$(177,414)	$(82,807)

Deferred income taxes arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities are presented below (in thousands):

	December 31, 2002	December 31, 2001
Deferred tax assets:
Net operating loss carryforwards	$30,020	$35,668
Write down of investments and other assets	66,833	45,047
Unrealized losses on marketable securities	3,951	3,951
Expense items	68,335	23,870
Other	6,176	948
Deferred revenue	52,535	36,431

Total deferred tax assets	227,850	145,915
Valuation allowance on deferred tax assets	(30,020)	(35,668)

Net deferred tax assets	197,830	110,247

Deferred tax liabilities:
Tax versus financial depreciation and amortization	(262,210)	(835,246)
Tax liability provided on intercompany income	(137,005)	(254,345)
Other	—	(826)

Total deferred tax liabilities	(399,215)	(1,090,417)

Net deferred tax liabilities	$(201,385)	$(980,170)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in specific tax jurisdictions during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and tax planning strategies in making this assessment. Based upon this analysis, management has concluded that it is more likely than not that the Company will realize the benefits of these deductible differences at December 31, 2002, net of the valuation allowance established.

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002, the Company had available net operating loss carryforwards aggregating approximately $76 million to offset future United States income taxes expiring through fiscal year 2020. As a result of previous transactions, which involved an ownership change as defined in the applicable section of the Internal Revenue Code, the Company will be subject to limitations on the use of its net operating loss carryforwards.

(9)    Stock Option Plans

In connection with various acquisitions, the Company has assumed four stock option plans and these plans, along with the Company’s stock option plan, are collectively referred to as the “Plans.” The Company’s Compensation Committee may grant stock options to purchase common stock of the Company to employees of the Company (including executive officers) and certain other persons (including directors and consultants) who are eligible to participate in the Plans. Subject to early termination or acceleration provisions, a stock option generally will be exercisable, in whole or in part, from the date specified in the related award agreement until the expiration date determined by the Compensation Committee. In no event, however, is a stock option exercisable after ten years from its date of grant.

The Company generally grants stock options under the Plans at exercise prices equal to the market value of the Company’s stock on the dates of grant, resulting in no compensation expense. The only exceptions to this policy are as follows:

(i)	In January 1998, the Company awarded stock options to its CEO, subject to stockholder approval. The exercise price for the award was set at the market price of the Company’s stock on the date of the award. The measurement date, however, was determined to be the date of stockholder approval (which was not a formality), at which date the market value of the underlying stock exceeded the exercise price by $25 million. Stock compensation expense related to this award of $0.2 million, $1.8 million and $2.3 million was recognized using the accelerated method during the years ended December 31, 2002 and 2001 and the nine months ended December 31, 2000, respectively;

(ii)	In recording the July 2000 TV Guide acquisition, a portion of the purchase price was assigned to unearned compensation expense for unvested TV Guide stock options assumed by the Company. Stock compensation expense of $21.6 million, $44.7 million and $18.3 million during the years ended December 31, 2002 and 2001 and the nine months ended December 31, 2000 reflects the amortization of unearned compensation recorded in the TV Guide transaction.

The Plans allow for the issuance of stock options to purchase a maximum of 118 million shares of the Company’s Common Stock. As of December 31, 2002, there were 29.3 million shares available for future option grants under the Plans.

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes information about stock option transactions (shares in thousands):

	Year ended December 31, 2002		Year ended December 31, 2001		Nine months ended December 31, 2000
	Number of Shares	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Exercise Price
Outstanding at beginning of period	59,383	$14.55	59,885	$12.86	49,933	$7.98
Granted	9,994	10.75	3,426	38.54	5,990	44.19
Exercised	(308)	4.14	(3,377)	6.05	(2,650)	8.46
Cancelled	(21,393)	28.49	(558)	34.59	(416)	21.26
Assumed options	—	—	7	187.73	7,028	19.71

Outstanding at end of period	47,676	7.72	59,383	14.55	59,885	12.86

Options exercisable at end of period	40,061	7.36	36,048	6.96	31,951	5.48

The following table summarizes information about the Company’s stock options outstanding as of December 31, 2002 (shares in thousands):

	Stock Options Outstanding			Stock Options Exercisable
Range of Exercise Prices	Number of Shares	Weighted- Average Remaining Years of Contractual Life	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Exercise Price
$0.36-$5.00	16,091	4.1	$3.10	13,222	$3.14
$5.01-$10.00	25,979	5.4	6.28	22,521	6.02
$10.01-$15.00	1,025	5.7	13.05	801	12.93
$15.01-$30.00	1,837	6.4	21.70	1,259	21.22
$30.01-$45.00	2,550	7.0	34.73	2,146	33.79
$45.01-$314.25	193	7.1	69.91	112	73.82

Total	47,675	5.1	7.73	40,061	7.36

(10)    Warrants

In connection with the acquisition of SkyMall, the Company has reserved 90,402 shares of the Company’s common stock for issuance upon the exercise of outstanding warrants to acquire SkyMall common stock. Valued using the Black-Scholes option pricing model at $671,000 at the date of acquisition, the outstanding warrants are

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

exercisable at prices ranging from $53 to $383 and expire at various dates through June 2005. As of December 31, 2002, none of these warrants have been exercised.

(11)    Stock Repurchase Program

In April 2002, the Company’s Board of Directors approved an extension of its authorization granted in fiscal 2001 to repurchase up to $300.0 million of the Company’s outstanding shares of common stock. The authorization permitted the Company to purchase shares in the open market at prevailing prices, or in privately negotiated transactions at then prevailing prices, provided that the Company complied with SEC regulations regarding such purchases. The extension expired on September 18, 2002. During 2002 until such expiration, the Company repurchased a total of 6.9 million shares for an aggregate price of $63.4 million. Shares repurchased under the stock repurchase program are included in treasury stock on the accompanying consolidated balance sheets.

(12)    Employee Benefit Plans

The Company has defined contribution plans, which provide most of its employees with the ability to defer a percentage of their annual compensation subject to certain limitations. The Company matches the employee’s deferrals based on certain percentages of the employee’s deferrals. The Company made contributions of $3.5 million, $3.2 million and $1.7 million to these plans during the year ended December 31, 2002, December 31, 2001 and the nine months ended December 31, 2000, respectively.

(13)    Legal Proceedings

Securities and Exchange Commission Investigation

On October 17, 2002, the U.S. Securities and Exchange Commission (“SEC”) issued a formal order of investigation to determine whether there have been violations of the federal securities laws by the Company and/or others involved with the Company. As previously disclosed, the Audit Committee of the Board of Directors conducted an internal review of the Company’s revenue recognition practices relating to certain transactions. The Company previously disclosed that it has been in discussions with the SEC regarding this internal review and the Company’s and the Audit Committee’s ongoing review of its accounting policies and the application of those policies to various transactions. The Company intends to continue to fully cooperate with the SEC as it moves forward in its investigation.

Securities and Derivative Litigation

In April and May 2002, the Company and certain of its executive officers and directors were served with a number of complaints, filed in the United States District Court for the Central District of California, alleging violations of the Securities Exchange Act of 1934 (the “1934 Act”) and the Securities Act of 1933 (the “1933 Act”). Also named in several of the complaints is The News Corporation Limited (“News Corporation”), a significant shareholder of the Company. The complaints name some or all of the same parties as defendants, and purport to state claims on behalf of all persons who purchased the Company’s common stock during various periods, the broadest of which is August 11, 1999 through April 4, 2002. More particularly, the alleged claims are brought under Sections 10(b) and 20(a) of the 1934 Act, Section 11 of the 1933 Act and SEC Rule 10b-5. The essence of the allegations is that the defendants allegedly intentionally failed to properly account for revenue accrued from Scientific-Atlanta, Inc. (“SA”), failed to properly account for a non-monetary transaction, pursuant to which intellectual property rights were obtained, in exchange for cash and advertising credits; and failed to properly record the fair value of technology investments and marketable securities acquired in connection with

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the Company’s acquisition of TV Guide. Plaintiffs allege that this had the effect of materially overstating the Company’s reported financial results. Pursuant to the parties’ stipulation, the District Court has consolidated all of the lawsuits (and any subsequently filed lawsuits) into one case known as In re Gemstar-TV Guide International Securities Litigation, Master File No. 02-2775, NM (PLAx) (C.D. Cal.). Several groups of plaintiffs and their counsel filed motions to be appointed lead plaintiff and lead plaintiff’s counsel. Pursuant to an amended order dated August 9, 2002, the Court appointed the Teachers Retirement System of Louisiana and the General Retirement System of the City of Detroit as co-lead plaintiffs, and appointed Bernstein, Litowitz, Berger & Grossman, L.L.P., as lead plaintiffs’ counsel. The Georgica Advisors plaintiff group has filed a petition with the United States Court of Appeals for the Ninth Circuit seeking a writ mandating that the district court reverse the lead plaintiff determination. The Ninth Circuit has determined that the Georgica Advisors petition warrants a response and has directed the current co-lead plaintiffs to file a response by March 31, 2003. The current co-lead plaintiffs filed an amended, consolidated complaint on December 12, 2002, naming the Company, Henry Yuen and Elsie Leung as defendants. The consolidated complaint alleges claims under the federal securities laws. The Company’s response to the complaint is currently due on May 2, 2003. The Company intends to defend these actions vigorously.

In April and May 2002, the Company, along with its directors and several of its executive officers, were sued in four purported shareholder derivative actions. Three of these actions were filed in the Superior Court of the State of California for the County of Los Angeles and one action was filed in the Court of Chancery of the State of Delaware, County of New Castle. These purported derivative lawsuits allege various breaches of fiduciary duty and violations of the California Corporations Code based upon the same general set of alleged facts and circumstances as the federal shareholder suits. Pursuant to the parties’ stipulation, the California actions have been consolidated into one case before a single judge. Plaintiffs have filed an amended, consolidated complaint in the California actions, and the Company’s response is currently due on April 30, 2003. The Company has filed a motion to dismiss the suit pending in Delaware. On October 31, 2002, the Company was served with another purported shareholder derivative action, this one in the United States District Court for the Central District of California, based upon the same general set of alleged facts and circumstances. Pursuant to the parties’ stipulation and court order, no response is due to the federal derivative complaint until 30 days after a ruling on any motion to dismiss in the federal shareholder class action described above. The Company intends to defend the actions vigorously.

In addition, an Oklahoma limited partnership filed a lawsuit in the United States District Court for the Northern District of Oklahoma on October 7, 2002 against the Company, Dr. Yuen, Ms. Leung and KPMG, LLP, based on the same core allegations and purported causes of action alleged in the consolidated class action. The Company has not yet been served with this action. In January 2003, the Company was served with a complaint brought by the Investment Division of the State of New Jersey in California Superior Court against the Company, Dr. Yuen and Ms. Leung, alleging violations of federal securities laws, state corporations laws including California Business and Professions Code §§ 17200 et seq, and common law torts. The Company’s response to this complaint is currently due on April 7, 2003. The Company intends to defend these actions vigorously.

The Company intends to defend all of its pending shareholder and derivative litigation vigorously. Because of the preliminary nature of all these proceedings and the uncertainty of litigation generally, the Company is unable to predict at this time the likely outcome of the litigation or estimate its liability, if any, with regard to these cases. However, the Company may be required to pay judgments or settlements and incur expenses in these matters in aggregate amounts that could have a material adverse effect on our financial condition or results of operations.

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Department of Justice Settlement

On February 6, 2003, the United States Department of Justice (“DOJ”) filed a complaint against the Company relating to the DOJ’s belief that the Company engaged in unlawful coordination of activities prior to the merger between the Company’s predecessor, Gemstar International Group Limited, and TV Guide on July 12, 2000. Simultaneously, the Company and the DOJ entered into a settlement with regard to the matter. This settlement included a stipulated final judgment, but did not include an admission of wrongdoing by the Company. Also as part of the settlement, the Company has agreed to pay the government a civil penalty in the amount of $5.7 million. The Company has also agreed to implement an antitrust compliance program and to refrain from prohibited pre-merger conduct in the future. In addition, the Company has agreed to offer eight small service providers that entered into interactive program guide agreements with TV Guide between June 10, 1999 and July 12, 2000 the option to terminate those agreements without penalty. The settlement is expected to become final after a 60-day public comment period.

Georgia Multi-District Litigation Proceedings

On December 1, 1998, the Company filed a patent infringement action against Pioneer Electronic Corp., Pioneer North America, Inc. and Pioneer New Media Technologies, Inc. (collectively “Pioneer”) in the U.S. District Court for the Central District of California. The suit seeks damages and injunctive relief based upon the alleged infringement of two patents by Pioneer’s interactive program guide. Pioneer alleges the Company violated federal antitrust laws and misused certain patents.

On December 3, 1998, SA filed an action against the Company in the U.S. District Court for the Northern District of Georgia. The action alleges the Company violated federal antitrust laws and misused its patents. SA seeks damages, injunctive relief and a declaration that certain patents are unenforceable, not infringed or invalid.

On December 4, 1998, the Company filed a patent infringement action against SA in the U.S. District Court for the Central District of California. The suit seeks damages and injunctive relief based upon the alleged infringement of two patents by SA’s interactive program guide.

On April 26, 1999, the Judicial Panel on Multi-District Litigation (the “MDL Panel”) ordered the Pioneer and SA federal lawsuits pending outside the Northern District of Georgia to be transferred to the Northern District of Georgia for coordinated or consolidated pretrial proceedings with the December 3, 1998 action pending in that district (the “MDL Transfer Order”).

On December 5, 2000, EchoStar filed an antitrust action against the Company and several of its subsidiaries in the U.S. District Court for the District of Colorado. The action alleges the Company and several of its subsidiaries violated federal and state antitrust laws. EchoStar seeks, among other relief, damages and an injunction. On September 17, 2001, the MDL Panel affirmed its Conditional Transfer Order transferring the case to the U.S. District Court for the Northern District of Georgia. This case has now been coordinated with the other actions subject to the MDL Transfer Order.

On November 2, 2001, the Company was added as a party to a case captioned Pegasus Development Corporation and Personalized Media Communications, L.L.C. v. DirecTV, Inc., Hughes Electronics Corporation, Thomson Consumer Electronics, Inc. and Philips Electronics North America Corporation; Thomson multimedia, Inc. v. Pegasus Development Corporation, Personalized Media Communications, L.L.C.,

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

TVG-PMC, Inc., StarSight Telecast, Inc., and Gemstar-TV Guide International, Inc., United States District Court for the District of Delaware, Case No. 00-1020 (GMS). In this matter, Thomson brought claims against the Company for declaratory relief and for alleged violations of certain antitrust laws, as described in more detail below. On October 16, 2002, the MDL Panel issued an Order of Transfer and Simultaneous Separation and Remand of Certain Claims transferring Thomson’s antitrust claims to the United States District Court for the Northern District of Georgia. This case has now been coordinated with the other actions subject to the MDL Transfer Order.

On August 30, 2002, the Company received an order from that court hearing the MDL cases finding that two of the patents involved in these cases were not infringed by certain digital set-top box products produced by SA and Pioneer. On November 4, 2002, the court ruled that the remaining SA and Pioneer products at issue in this proceeding were not infringed by the two patents that were the subject of the August 30th ruling. The Company intends to seek review of these decisions at the appropriate juncture.

The MDL proceedings also involve the Company’s allegation of infringement by SA of three patents which were also involved in a case in the United States District Court for the Western District of North Carolina entitled SuperGuide Corporation v. DirecTV Enterprises, Inc., et al. (the “SuperGuide case”), described more fully below. The North Carolina court in the SuperGuide case ruled that the defendants’ products in that case, including EchoStar’s, did not infringe these three patents. This ruling was based in part on a previous ruling of that court interpreting the scope of the patents at issue. On October 25, 2002, the Georgia court hearing the MDL cases ruled that it was obligated to accept the North Carolina court’s previous ruling interpreting the scope of the patents at issue without deciding whether the underlying ruling was correct as a matter of law. The Georgia court has not ruled on SA’s infringement of these three patents under this interpretation. The Company’s appeal of the SuperGuide case is discussed below.

The remaining issues in the MDL cases are in pretrial proceedings.

Appeal of ITC Investigation

On February 14, 2001, the Company and its StarSight subsidiary filed a complaint requesting that the ITC commence an investigation pursuant to Section 337 of the Tariff Act of 1930, as amended, 19 U.S.C. Section 1337 (“Section 337”), regarding imports of certain set-top boxes and components thereof. The complaint alleges that Pioneer Corporation, Pioneer Digital Technologies, Inc., Pioneer North America, Inc., Pioneer New Media Technologies, Inc., SA, EchoStar Communications Corporation and SCI Systems, Inc. (collectively “Respondents”), are violating Section 337 by their unlawful importation into the United States, sale for importation into the United States, and/or sale in the United States after importation, of set-top boxes and/or components that infringe, directly, contributorily or by inducement, of certain patents owned by the Company. The complaint requests an order excluding from entry into the United States all imported set-top boxes and components that infringe, directly, contributorily or by inducement, any claims of the patents in suit, and directing Respondents to cease and desist from importing, marketing, advertising, demonstrating, warehousing, distributing, selling and/or using set-top boxes or components that so infringe. On or about March 16, 2001, the ITC instituted the requested investigation referred to as In the Matter of Certain Set-Top Boxes and Components Thereof, Investigation No. 337-TA-454 (ITC) (the “ITC Investigation”). An administrative hearing was held during December 2001. On June 21, 2002, the Administrative Law Judge issued his initial determination (“ID”), finding that all of the patents were valid, that none of the patents at issue had been infringed by any of the Respondents, that one of the patents at issue was unenforceable both because it had been misused by the Company and also because a co-inventor had not been named on the patent, and that the Company failed to establish the technical prong of the ITC’s domestic industry requirement, which requires the Company to practice

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

its inventions covered by the patents in suit. The Company believes the ID is erroneous in many respects and that the proper application of the law does not support it. On July 5, 2002, the Company and StarSight filed their Petition for Review by the ITC of the ID. Respondents and ITC Staff also filed Petitions for Review of certain aspects of the ID. On August 29, 2002, the ITC determined not to review the ID and entered an additional finding with regard to the technical prong of the domestic industry requirement on one claim of one of the patents. The Commission took no position on the patent misuse findings of the Administrative Law Judge. The Company filed a notice of appeal of the ITC determination to the United States Court of Appeals for the Federal Circuit (the “Federal Circuit”) on October 25, 2002. On March 6, 2003, the Company filed its opening appellate brief to the Federal Circuit.

Appeal of SuperGuide Case

On March 23, 2001, Gemstar Development Corporation, a wholly owned subsidiary of the Company, was added as a third-party defendant in the matter of SuperGuide Corporation v. DirecTV Enterprises, Inc., et al., in the U.S. District Court for the Western District of North Carolina. The original claims brought by SuperGuide Corporation against the defendants in this lawsuit are for patent infringement with respect to three patents (the “SuperGuide Patents”). In 1993, Gemstar Development Corporation received a license to the SuperGuide Patents from SuperGuide Corporation within certain defined fields of use. Defendants asked the court to join Gemstar Development Corporation to these proceedings as a necessary party. After it was added as a party, Gemstar Development Corporation brought claims for declaratory relief and breach of contract against SuperGuide Corporation in this lawsuit relating to the 1993 license agreement between SuperGuide Corporation and Gemstar Development Corporation. In addition, Gemstar Development Corporation has asserted claims against EchoStar for infringing the SuperGuide Patents within Gemstar Development Corporation’s defined fields of use. By orders dated July 2, 2002 and July 25, 2002, the District Court granted defendants’ motion for summary judgment finding that defendants do not infringe the SuperGuide Patents based upon the manner in which the court previously construed the SuperGuide Patents and dismissed all remaining claims in the case without prejudice. The Company then filed a notice of appeal to the Federal Circuit. Briefing of the appeal to the Federal Circuit has recently concluded. The Company expects that the next step in the proceeding will be oral argument before the Federal Circuit.

Other Patent and Antitrust Litigation

On April 23, 1999, SA filed an action against the Company in the U.S. District Court for the Northern District of Georgia, alleging infringement of three patents and seeking damages and injunctive relief. This case has been coordinated for pretrial purposes with the July 23, 1999 action described below filed by SA against StarSight. The parties are in pretrial proceedings.

On June 25, 1999, SA filed an action against StarSight in the U.S. District Court for the Northern District of Georgia, seeking a declaratory judgment of invalidity and non-infringement of two patents. On August 2, 1999, StarSight answered the complaint as to one of the patents and counterclaimed against SA for infringement of this patent, seeking damages and injunctive relief. On September 18, 2001, the Court allowed StarSight to amend its answer to assert an additional counterclaim against SA for infringement of the other patent at issue. The parties are in pretrial proceedings.

On July 23, 1999, SA filed an action against StarSight in the U.S. District Court for the Northern District of Georgia, alleging infringement of three patents and seeking damages and injunctive relief. This case has been coordinated for pretrial purposes with the action filed by SA against the Company on April 23, 1999, and the parties are in pretrial proceedings.

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On January 18, 2000, StarSight filed a patent infringement action against TiVo Inc. (“TiVo”) in the U.S. District Court for the Northern District of California. The suit claims, among other matters, that TiVo willfully infringed certain StarSight intellectual property by virtue of TiVo’s deployment, marketing, offers to sell and sale of personalized video recorder devices containing an unlicensed interactive program guide. StarSight is seeking an injunction and monetary damages. On February 25, 2000, TiVo answered StarSight’s Complaint, and also filed counterclaims against the Company and StarSight alleging, among others, that the Company has violated federal antitrust law and the California unfair business practices act. In its counterclaims, TiVo seeks, among other relief, damages and an injunction. On August 5, 2002, the court entered a stipulation at the parties’ request to stay the proceeding pending resolution of the investigation before the ITC, described below, and the court has accepted that agreement. After the resolution of any and all appeals stemming from the ITC Investigation, we expect the court will be notified of this fact and expect the case to be re-activated at that point.

On October 23, 2000, StarSight filed a patent infringement suit against EchoStar Communications Corp., EchoStar Satellite Corp. and EchoStar Technologies Corp. (collectively “EchoStar Companies”) in the United States District Court for the Western District of North Carolina. The suit claims, among other matters, that EchoStar Companies willfully infringed certain StarSight intellectual property by virtue of EchoStar Companies’ deployment, marketing, offers to sell and sale of direct broadcast satellite receivers containing an unlicensed interactive program guide and by EchoStar Companies’ operation of transmission systems to such receivers. StarSight, among other relief, is seeking an injunction and monetary damages. A stay was entered in this matter pending the completion of the ITC Investigation. On October 18, 2002, StarSight filed a motion requesting that the stay continue in place under the resolution of the appeal of the ITC Investigation. On March 6, 2003, the court granted this motion, and the action is thereby stayed pending the completion of the appeal of the ITC Investigation.

On November 17, 2000, Pioneer Digital Technologies, Inc. filed suit against the Company and various of its subsidiaries in Los Angeles County Superior Court. On January 12, 2001, Pioneer Digital Technologies filed its first amended complaint which claims, among other matters, that the Company and certain of its subsidiaries have violated state antitrust and unfair competition laws. Pioneer Digital Technologies is seeking damages and injunctive relief against the Company. The parties are in pretrial proceedings. Trial in this matter is currently scheduled to begin on September 8, 2003.

On February 9, 2001, the Company and StarSight Telecast, Inc., filed four separate patent infringement actions against: SA; Pioneer Corporation, Pioneer Digital Technologies, Inc., Pioneer North America, Inc. and Pioneer New Media Technologies, Inc.; SCI Systems, Inc.; and EchoStar Communications Corporation in the U.S. District Court for the Northern District of Georgia. Each of these actions was stayed by the Court pending completion of the ITC Investigation.

On November 2, 2001, Thomson multimedia, Inc. (“Thomson”) sought leave to add the Company and certain subsidiaries into a case captioned Pegasus Development Corporation and Personalized Media Communications, L.L.C. v. DirecTV, Inc., Hughes Electronics Corporation, Thomson Consumer Electronics, Inc. and Philips Electronics North America Corporation; Thomson multimedia, Inc. v. Pegasus Development Corporation, Personalized Media Communications, L.L.C., TVG-PMC, Inc., StarSight Telecast, Inc., and Gemstar-TV Guide International, Inc., United States District Court for the District of Delaware, Case No. 00-1020 (GMS). At that time, Thomson asserted a declaratory judgment claim against the Gemstar parties seeking a declaration of noninfringement and invalidity of certain patents as to which the Company is a licensee. In an amended complaint, Thomson also added a claim for antitrust violations under federal and state law. On April 22, 2002, Thomson also filed a tag-along notice with the MDL Panel requesting that this entire action be transferred to Georgia for coordinated pretrial proceedings with the MDL proceedings discussed above. On June

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3, 2002, the MDL Panel issued a Conditional Transfer Order and Simultaneous Separation and Remand of Certain Claims conditionally transferring Thomson’s antitrust claims to Georgia, but separating and remanding the balance of the claims in this case to Delaware. In response, Thomson filed a motion with the MDL Panel to transfer the entire case to Georgia. On October 16, 2002, the MDL Panel issued an Order of Transfer and Simultaneous Separation and Remand of Certain Claims in which it denied Thomson’s motion to transfer the entire case to Georgia. In so ruling, the MDL Panel adopted its decision in the June 3, 2002 Conditional Transfer Order and transferred Thomson’s antitrust claims to Georgia, but separated and remanded the balance of the claims in this case to Delaware. On November 21, 2002, the Company filed its answer and asserted causes of action against PMC for declaratory judgment and breach of contract. The parties are in pretrial proceedings.

On November 6, 2002, SA and PowerTV, Inc. (“Power TV”) filed a counterclaim against the Company in a case captioned Personalized Media Communications, L.L.C. v. Scientific-Atlanta, Inc., and PowerTV, Inc., United States District Court for the Northern District of Georgia, Atlanta Division, Civil Action No. 02-CV-824 (CAP). At that time, SA and Power TV asserted declaratory relief claims against the Gemstar parties seeking a declaration of noninfringement, invalidity and unenforceability of certain patents as to which the Company is a licensee. On November 6, 2002, SA and Power TV also filed a motion with the MDL Panel to transfer this action to Delaware for consolidation of pretrial proceedings with the Pegasus Development Corporation, et al. v. DirecTV, Inc., et al. matter discussed above. On February 21, 2003, the Company answered SA’s and Power TV’s counterclaims and asserted causes of action against PMC for declaratory relief and breach of contract. The MDL Panel has yet to rule on SA’s and Power TV’s motion to transfer this matter to Delaware.

Other Litigation

On October 18, 1999, a former employee of ODS Technologies, L.P. (“ODS”), now a majority owned subsidiary of the Company, filed a complaint against ODS and TV Guide in the U.S. District Court for the Southern District of Florida, which was amended on November 12, 1999, asserting causes of action for violations of certain federal statutes governing pension plans and for equitable estoppel. The amended complaint sought an unspecified amount of damages for benefits allegedly due to the plaintiff under his employment agreement with ODS. On April 22, 2002, the court granted ODS and TV Guide summary judgment dismissing the case. The former employee appealed the grant of summary judgment, but the appeal subsequently was dismissed. The plaintiff has filed a motion for reinstatement and this case is currently pending on appeal.

During July and August 2000, TV Guide was served with more than 20 class action complaints filed primarily in the U.S. District Court for the Southern District of New York on behalf of magazine subscribers. These complaints, which have been consolidated into a single action, allege that TV Guide, the Magazine Publishers Association (“MPA”), and 12 other publishers of consumer magazines have violated federal antitrust laws by conspiring to limit the discounting of magazine subscription prices by means of rules adopted by the MPA and the Audit Bureau of Circulation. The plaintiffs seek injunctive relief, unspecified damages (trebled), and attorneys’ fees and costs. Plaintiffs filed a motion for partial summary judgment. After oral argument was heard on January 10, 2001, the parties entered into settlement discussions. Settlement negotiations continued over the next several months and in April 2002, the defendants submitted final settlement documents to plaintiffs for their approval. Subsequently, the parties signed a settlement agreement, and on July 3, 2002, plaintiffs filed a motion for preliminary approval of the settlement. On August 29, 2002, the court held a hearing at which the pending motion was discussed. The court entered an order on September 20, 2002, granting the motion for preliminary approval. Between December and March, notices are being sent out to potential class members to give them an opportunity to object to the settlement or to opt-out. A hearing has been set for May 27, 2003, to determine whether to certify the proposed settlement class, whether the proposed settlement is fair and reasonable and whether a final judgment should be entered dismissing the action as to class members.

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On November 30, 2001, Thomson initiated an arbitration with the American Arbitration Association against the Company. The Statement of Claims filed by Thomson alleges that the Company has breached certain obligations under a group of agreements signed by the parties as of December 31, 1999 relating to a joint venture between the parties for revenue sharing of advertising on electronic programming guides. On January 7, 2002, the Company filed an Answering Statement and Counterclaim denying all allegations of the claims filed by Thomson and asserting counterclaims against Thomson and Thomson multimedia, S.A. (“Thomson S.A.”) alleging, among other things, that Thomson S.A. had breached certain of its obligations under one of the agreements signed by the parties as of December 31, 1999 relating to the introduction of electronic programming guides in Europe. In May 2002, the Company signed a Letter of Intent with Thomson, and the arbitration was stayed pending the execution of a definitive agreement. The arbitration was later dismissed without prejudice by the American Arbitration Association.

On September 6, 2002, TV Guide Distribution, Inc. (“TV Guide Distribution”), together with six other plaintiffs comprising national distributors of magazines, filed an action entitled TV Guide Distribution, Inc. et al. v. Ronald E. Scherer et al., in the Court of Common Pleas, Franklin County, Ohio (Case No. 02CVH09 9891). The complaint named more than thirty defendants, made up of principals and shareholders of United Magazine Company, Inc. (“Unimag”) and their affiliates, regional wholesalers of magazines that went out of business in September 1999, leaving more than $100 million of outstanding receivables due and owing to the national distributor plaintiffs. The complaint alleges that defendants engaged in a course of conduct that violated Ohio statutes prohibiting fraudulent conveyances and other unlawful payments designed to hinder, delay or defraud TV Guide Distribution and the other plaintiffs, Unimag’s creditors. (Unimag is not a party to the action.) Defendants have moved to dismiss the Complaint on various grounds. The Court issued an Amended Case Schedule on January 30, 2003, setting forth some key dates, including a trial date of September 7, 2004.

On May 3, 2000, a complaint was filed in the U.S. District Court for the Southern District of New York against Murdoch Magazines Distribution, Inc. (now TV Guide Distribution) and other parties by Unimag and related entities. The complaint alleged claims against Murdoch Magazines for violation of the Robinson-Patman Act, assorted common law tort and contract claims and violation of federal and state antitrust laws. The complaint seeks monetary damages, plus treble and punitive damages, attorneys’ fees and costs. On August 31, 2000, Unimag filed an amended complaint, (i) adding TV Guide Distribution as a named defendant, (ii) adding six other national distributors as defendants, and (iii) adding claims for unjust enrichment and violation of the New York Franchise Sales Act. The Company filed a motion to dismiss all of the claims asserted against it. On May 1, 2001, the Court heard oral argument on the Company’s motion to dismiss (filed jointly with the other co-defendant national distributors), and an Opinion and Order was issued on May 31, 2001, dismissing all fifteen counts in Unimag’s Amended Complaint, most with prejudice and some with leave to replead. On June 21, 2001, Unimag and the other plaintiffs filed a Second Amended Complaint, in essence alleging violations of the Robinson-Patman Act, breach of fiduciary duties and confidential relationships by the national distributor defendants and Murdoch Magazines, along with tort and statutory claims. All defendants, including Murdoch Magazines, filed motions to dismiss portions of the Second Amended Complaint. By Opinion and Order dated December 17, 2001, the Court granted the motions in part and denied them in part. The claims for breach of fiduciary duties and confidential relationships against the national distributor defendants and Murdoch Magazines were dismissed with prejudice. The Robinson-Patman claims remained, along with certain statutory claims. On February 4, 2002, the defendants, including Murdoch Magazines, filed their answers and counterclaims against plaintiffs. The counterclaims seek recovery of tens of millions of dollars owed by plaintiffs to the national distributors, including Murdoch Magazines, for unpaid invoices. On March 13, 2002, plaintiffs replied to the defendants’ answers and counterclaims and asserted a number of affirmative defenses and reply counterclaims that revived certain contractual and tort claims that the Court had previously dismissed. The

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

defendants, including Murdoch Magazines, moved to strike and dismiss these affirmative defenses and reply counterclaims. This motion was granted in Defendants’ favor (except with respect to one affirmative defense of offset) by the Court’s memorandum order dated February 3, 2003. The case is currently in discovery, set to conclude by April 2004.

On September 25, 2002, the Company notified DIVA that it would not proceed with the purchase of DIVA’s assets under an Asset Purchase Agreement dated May 22, 2002 due to the threat of litigation by SA. In response, on September 30, 2002, DIVA filed an adversary complaint against the Company for breach of contract and other claims purportedly based upon the Company’s decision to terminate the Asset Purchase Agreement. After DIVA filed its complaint, at DIVA’s request, the Bankruptcy Court ordered an expedited trial on DIVA’s claims against the Company for breach of contract and specific performance. Trial of these claims was scheduled to begin in late October 2002. However, on October 17, 2002, DIVA withdrew its request for an expedited trial, and agreed to dismiss its specific performance claim. On October 17, 2002, the Company responded to certain of DIVA’s claims denying liability to DIVA, including any liability purportedly based upon the Company’s decision to terminate the Asset Purchase Agreement. At the same time, the Company filed counterclaims against DIVA and SA for declaratory relief relating to the Company’s decision not to purchase DIVA’s assets. Now that the Bankruptcy Court has vacated the expedited trial date, the parties are in pretrial proceedings. On November 1, 2002, DIVA filed a First Amended Complaint against the Company and certain of its senior executives. This First Amended Complaint adds additional claims purportedly based upon the Asset Purchase Agreement, as well as the Company’s decision not to acquire DIVA’s assets. On December 19, 2002, DIVA filed a motion for partial summary judgment against the Company on DIVA’s claim against the Company for breach of the Asset Purchase Agreement. The defendants’ motion to dismiss is currently under consideration by the Bankruptcy Court. On February 13, 2003, the Bankruptcy Court granted DIVA’s motion for partial summary judgment on DIVA’s breach of contract claim determining that the Company did not have the right to terminate the Asset Purchase Agreement based upon the threat of litigation by SA. This is one of the two grounds relied upon by the Company as a basis for terminating the Asset Purchase Agreement and does not fully dispose of DIVA’s breach of contract claim. The Company believes that it is probable that it will incur a liability in connection with the Asset Purchase Agreement. The parties are seeking to resolve this matter through mediation; however, if the mediation fails, the court action will proceed.

On February 28, 2003, the Company received a letter from a senior executive of one of its subsidiaries asserting a variety of claims relating generally to the executive’s acquisition of the Company’s stock in connection with the Company’s acquisition of that subsidiary. The Company is not aware of any legal proceeding that has been filed against the Company by this executive. If any such proceedings are filed, the Company intends to defend them vigorously.

In addition to the items listed above, the Company is party to various legal actions, claims and proceedings incidental to its business.

Litigation is uncertain, and the outcome of individual cases is not predictable with any assurance. The Company has established loss provisions for matters in which losses are probable and can be reasonably estimated. Some of the matters pending against the Company involve potential compensatory, punitive or treble damage claims, or sanctions, that if granted, could require the Company to pay damages or make other expenditures in amounts that could have a material adverse effect on the Company’s financial position or results of operations. At this time, except as expressly noted herein, management has not reached a determination that any of the matters listed above or the Company’s other litigation are expected to result in liabilities that will have a material adverse effect on the Company’s financial condition or results of operations after taking into account the loss provisions that have been established as of the date hereof.

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(14)    Management Restructuring

On November 7, 2002, the Company entered into various management restructuring agreements with Dr. Yuen and Ms. Leung (the “Former Executives”). Dr. Yuen resigned as Chief Executive Officer, and Ms. Leung as Co-President, Co-Chief Operating Officer and Chief Financial Officer, and both became non-executive officers of a new wholly owned international-focused business unit. The Former Executives terminated their existing employment agreements and replaced them with new five- and three-year employment agreements, respectively, which provide for annual salaries totaling $2.5 million and certain other benefits. Under Dr. Yuen’s new employment agreement, Dr. Yuen assigned to the Company all intellectual property related to the business of the Company that he previously developed. Dr. Yuen has the contractual right to serve as a non-executive chairman of the Board of Directors during the term of his employment agreement and Ms. Leung currently serves as a non-executive member of the Board of Directors and has agreed to resign effective as of the end of her current term. In addition, Dr. Yuen entered into a Patent Rights Agreement granting the Company the option to acquire certain inventions of Dr. Yuen and requiring certain payments by the Company and other obligations more fully described below.

In connection with the above agreements, the Former Executives:

•	cancelled 20.2 million stock options, which represents all options granted after March 1998. In accordance with their 1998 employment agreements, their remaining 32.2 million options vested in full and became exercisable for their full remaining term. In 1998 a new measurement date occurred and no additional compensation expense was required for the vesting modification; however, the extension modification resulted in a potential compensation charge of up to $34 million. Compensation expense is recognized only to the extent the individuals actually benefit from this modification and that amount would be charged as compensation expense over the remaining vesting period. As of December 31, 2002, the Company does not believe it is probable that the Former Executives will benefit from this modification and therefore have not recognized any compensation expense. The Company will continue to evaluate whether the Former Executives will benefit from this modification, which would occur should the Former Executives cease to be employees prior to the expiration of the 32.2 million options;

•	will be issued 7.9 million shares of restricted stock upon amendment to the Stock Incentive Plan (“SIP”), which requires shareholder approval to allow for issuance of restricted stock. If the approval is not obtained, the Company will issue stock units with similar terms and rights. Each share or unit will cliff-vest one-third annually beginning on November 7, 2003. The aggregate market value of the restricted stock was $31.2 million and consistent with the Company’s past policy is recorded as unearned compensation and charged to expense using the accelerated method over the vesting period. Stock compensation expense related to this award of $2.9 million was recognized during the year ended December 31, 2002;

•	may be reimbursed for potential tax consequences, as defined in an umbrella agreement, related to the delayed issuance of the restricted stock until shareholder approval is obtained. At December 31, 2002, this contingency is limited to $1.3 million and as management believes the liability is not probable, no amount is accrued for this contingent liability as of this date;

•	will be granted an aggregate of 8.7 million options on certain dates after May 7, 2003 at the market price on the date of grant. Once granted, the options will vest one-third on the date of grant, one-third on the first anniversary and one-third on the second anniversary, except for 0.2 million options which vest on the grant date; and

•

will be paid an aggregate termination fee of $29.4 million and accrued and unpaid salary, bonus and vacation totaling $8.2 million, of which $0.5 million was paid out through December 31, 2002, in accordance with the agreement. The Company has deposited $37.1 million into a segregated interest

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

bearing account (identified as Restricted Cash on the consolidated balance sheet as of December 31, 2002) equal to the sum of the termination fee, unpaid salaries, bonuses and vacation. These funds will remain the property of the Company until the earlier of May 6, 2003 or an agreement between the SEC and the Former Executives.

The vesting of the restricted stock and options is contingent on continued employment under the new employment agreement and no material breach of intellectual property provisions in the termination and new employment agreements. In addition, all options will be granted and will fully vest in the event of disability, death, termination without cause or constructive termination and change of control, as defined in the agreement.

Pursuant to the Patent Rights Agreement, the Company has the option to acquire certain of Dr. Yuen’s inventions during the period commencing upon the expiration (November 7, 2007) or earlier termination of his employment agreement and ending on November 7, 2009. The Company agreed to grant Dr. Yuen a license to use any acquired inventions outside of certain specified fields of use and Dr. Yuen agreed not to compete with the Company within the fields of interactive program guides and interactive television. In addition to a standard purchase amount for each invention acquired by the Company, Dr. Yuen will receive (i) annual compensation of $0.3 million, (ii) an acquisition fee of $0.3 million for each acquired invention, (iii) a 2% royalty on net sales generated during the term of the patent rights agreement from the sale of specified products and services with a guaranteed minimum of $1.3 million and a maximum of $2.8 million annually and (iv) 200,000 stock options per year at the market price on the date of grant during the term of this agreement.

(15)    Related Party Transactions and Other Significant Relationships

In connection with the acquisition of TV Guide in 2000, News Corporation became a stockholder of the Company. As of December 31, 2002, News Corporation beneficially owns approximately 43% of the Company’s outstanding common stock. The Company earned advertising revenues of $13.3 million, $19.3 million and $10.4 million for the year ended December 31, 2002, December 31, 2001 and for the period from date of the TV Guide acquisition through December 31, 2000, respectively, from entities controlled by News Corporation. In addition, the Company acquired programming from News Corporation-controlled entities of $4.4 million, $11.3 million and $6.7 million for the years ended December 31, 2002 and 2001 and for the period from date of the TV Guide acquisition through December 31, 2000 respectively. The Company also has the right to transmit IPG data in the vertical blanking interval of each television broadcast station owned and operated by an affiliate of News Corporation. In exchange for that right, the affiliate’s stations are entitled to a preferred position on the IPG in their designated market areas. Prior to its acquisition of TV Guide, the Company did not have any significant transactions with News Corporation. As of December 31, 2002 and December 31, 2001, the Company had receivables due from News Corporation controlled entities totaling $4.0 million and $5.2 million, respectively, and payables due to News Corporation controlled entities totaling $249,000 and $320,000, respectively. The Company reimburses News Corporation for facilities and other general and administrative costs incurred on the Company’s behalf. Expenses associated with these costs approximated $4.1 million and $2.3 million for the year ended December 31, 2002 and 2001, respectively. Expenses for the year ended December 31, 2001 included a rent and facilities credit of $(345,000) and a reimbursement of severance costs of $1.1 million from News Corporation. News Corporation also provides the Company with the services of its acting Chief Financial Officer, Paul Haggerty, and the services of other News Corporation executives on an allocated cost basis. In addition, the Company purchases paper through a paper procurement arrangement with News Corporation at negotiated prices with paper suppliers based on the combined paper requirements of the two organizations. In 2002, the Company also purchased catalog inventory of $14,000 and eBook content of approximately $120,000 from News Corporation subsidiaries.

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Liberty Media Corporation (“Liberty Media”), formerly an indirect wholly owned subsidiary of AT&T Corp., beneficially owned approximately 21% of the issued and outstanding common stock of the Company from the date of the acquisition of TV Guide in 2000 until May 2, 2001, the date Liberty Media sold most of its interest in the Company to News Corporation. For the period January 1, 2001 to May 2, 2001, the date Liberty Media ceased to be considered a related party of the Company, the Company purchased programming from Liberty Media controlled affiliates of $4.5 million. During the same period, the Company also sold video, program promotion and guide services of $6.7 million to AT&T Broadband and Internet Services (“BIS”) and its consolidated affiliates. In addition, during the same period, the Company purchased production services and was provided satellite transponder facilities and uplink services from BIS consolidated affiliates of $2.4 million. BIS is also wholly owned by AT&T Corp. Prior to its acquisition of TV Guide, the Company did not have any significant transactions with Liberty Media or BIS.

The Company has included in the amounts discussed above transactions with News Corporation, BIS, and Liberty Media and all known entities in which BIS, Liberty Media and News Corporation have an interest greater than 50%. In addition, the Company has transactions with entities in which BIS, Liberty Media and News Corporation own, directly or indirectly, 50% or less.

The Company, through its wholly owned subsidiary, TV Guide On Screen, Inc. (formerly VideoGuide, Inc.) leases approximately 18,887 square feet of office space from CMT Partners, LP. The two sons of Douglas Macrae, through the 1991 DBM Descendants Trust (“DBM”), own a 45% interest in CMT Partners, a privately held real estate partnership. The remaining term of the current lease between the Company and CMT Partners is one year with a renewal option at the expiration of the term. The amounts paid by the Company to CMT Partners during the years ended December 31, 2002 and 2001 and the nine months ended December 31, 2000 were $397,000, $397,000 and $298,000, respectively. DBM receives distributions from CMT Partners, which include profits from the lease arrangement with the Company.

The Company has multiple transactions with Thomson, which include Thomson’s licensing of the Company’s VCR Plus+ and GUIDE Plus+ IPG. In connection with the IPG license, Thomson agreed to certain advertising commitments on the Company’s platforms, primarily the interactive program guide platforms, and to certain marketing and promotion commitments on Thomson products carrying the Company’s technology (that were to be funded by the Company). In addition, the two companies were joint venture partners in the sale of advertising on electronic program guides on televisions. During the years ended December 31, 2002 and 2001 and the nine month period ended December 31, 2000, revenues earned from the relationship with Thomson were $16.4 million, $49.6 million and $46.1 million. In accordance with the Company’s revenue recognition policy revenues for Thomson are recorded net of amounts paid to Thomson for market development arrangements. As of December 31, 2002 and 2001, the Company had receivables due from Thomson of $6.1 and $57.9 million and payables due to Thomson totaling $7.5 million and $21.2 million, respectively.

In the fourth quarter of fiscal 2002, the Company and Thomson began negotiating their existing IPG agreements and certain related agreements. Consistent with the Company’s accounting policy, the Company ceased recording revenue and cooperative advertising expenses related to these contracts unless cash is received or paid. During the fourth quarter, the Company acquired Thomson’s 20 percent interest in the joint ventures and settled various receivables. As a result, the joint ventures became wholly owned subsidiaries.

(16)    Segment and Geographical Information

The Company organizes its businesses into three groups which also represent its reportable business segments: the Technology and Licensing Sector, which is responsible for the development, licensing and

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

protection of intellectual property and proprietary technologies (the Company’s technologies include the video recording technology currently marketed under the VCR Plus+ system brand, interactive program guides marketed under the GUIDE Plus+, TV Guide Interactive and the new TV Guide On Screen brands, and the electronic book technology currently marketed under the Gemstar eBook and other brands) the Interactive Platform Sector, which is responsible for advertising brand and e-commerce on the Company’s proprietary interactive platforms; and the Media and Services Sector, which operates TV Guide Magazine, TV Guide Channel, TVG Network, SkyMall catalog sales, Superstar/Netlink Group, UVTV, SpaceCom and other non-interactive platforms and media properties.

The Company’s reportable segments are strategic business units that offer different products and services and compete in different industries. Due to purchase accounting, the results of operations for the year ended December 31, 2001 and the nine months ended December 31, 2000, reflect significant increases in depreciation and amortization of goodwill and other intangible assets. Accordingly, the Company’s chief operating decision maker uses EBITDA (operating income before stock compensation expense, depreciation and amortization, and impairment of intangible assets) to evaluate the performance of the three segments. Segment assets are not presented as the chief operating decision maker does not make use of any balance sheet or capital expenditure information in managing the Company’s operations.

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Segment information for the year ended December 31, 2002, the year ended December 31, 2001 and the nine months ended December 31, 2000 is as follows (in thousands):

	Year ended December 31, 2002(1)	Year ended December 31, 2001(1)	Nine months ended December 31, 2000
Technology and Licensing Sector:
Revenues	$151,841	$179,096	$135,638
Operating expenses(2)	118,655	121,814	60,971

EBITDA(3)	$33,186	$57,282	$74,667

Interactive Platform Sector:
Revenues	$46,479	$33,747	$11,161
Operating expenses(2)	88,026	71,789	42,906

EBITDA(3)	$(41,547)	$(38,042)	$(31,745)

Media and Services Sector:
Revenues	$803,071	$946,329	$511,969
Operating expenses(2)	675,026	698,005	378,120

EBITDA(3)	$128,045	$248,324	$133,849

Consolidated
Revenues	$1,001,391	$1,159,172	$658,768
Operating expenses(2)	881,707	891,608	481,997

EBITDA(3)	119,684	267,564	176,771
Stock compensation	(23,965)	(46,538)	(20,635)
Depreciation and amortization	(356,354)	(940,670)	(438,059)
Impairment of intangible assets	(2,446,836)	(10,800)	—
Interest expense	(9,839)	(27,375)	(24,783)
Other (expense) income, net	(106,931)	(168,171)	8,441

Loss before income taxes, extraordinary items and cumulative effect of an accounting change	$(2,824,241)	$(925,990)	$(298,265)

(1)	Effective July 18, 2001 and July 12, 2000, the Company’s consolidated operating results include the operating results of SkyMall and TV Guide, respectively. SkyMall and TV Guide were acquired in transactions accounted for as purchases.
(2)	Operating expenses mean operating expenses, excluding stock compensation, depreciation and amortization, and impairment of intangible assets.
(3)

EBITDA is defined as operating income, excluding non-cash stock compensation expense, depreciation and amortization and impairment of intangible assets. Due to purchase accounting related to our mergers with TV Guide on July 12, 2000 and SkyMall on July 18, 2001, the results of operations since July 13, 2000 reflect significant increases in depreciation and amortization of goodwill and other tangible assets. Accordingly, our business sectors are measured based on EBITDA. We believe EBITDA to be relevant and useful information as EBITDA is the primary measure used by our management to measure the operating profits or losses of our businesses. EBITDA is one of several metrics used by our management to measure the cash generated from our operations. EBITDA is presented supplementally, as we believe it is a standard measure commonly reported and widely used by analysts, investors and other associated with its industry. However, EBITDA does not take into account substantial costs of doing business, such as income taxes and

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

interest expense. While many in the financial community consider EBITDA to be an important measure of comparative operating performance, it should be considered in addition to, but not as a substitute for, operating income, net income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with accounting principles generally accepted in the United States that are presented in the financial statements included in this report. Additionally, our calculations of EBITDA may be different than the calculations used by other companies and, therefore, comparability may be affected. Please see “Reconciliation of EBITDA to Consolidated Operating (Loss) Income”.

A summary of the Company’s revenues, operating loss and identifiable assets by geographic area is as follows (in thousands):

	Year ended December 31, 2002	Year ended December 31, 2001	Nine months ended December 31, 2000
Revenues:
United States	$924,737	$1,122,053	$571,114
Foreign(1)	76,654	37,119	87,654

Total	$1,001,391	$1,159,172	$658,768

Operating loss(2):
United States	$(2,751,285)	$(734,471)	$(352,314)
Foreign	43,814	4,027	70,391

Total	$(2,707,471)	$(730,444)	$(281,923)

	December 31, 2002	December 31, 2001
Identifiable assets:
United States	$1,904,374	$9,150,947
Foreign(3)	184,800	190,566

Total	$2,089,174	$9,341,513

(1)	Revenues and operating income included in foreign are principally earned by entities in the British Virgin Islands.
(2)	Operating loss consists of total revenues less operating expenses and does not include other (expense) income.
(3)	Identifiable assets included in foreign are principally held by entities in the British Virgin Islands.

No single customer accounted for more than 10% of total revenues for the years ended December 31, 2002 and 2001 or for the nine months ended December 31, 2000.

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(17)    Quarterly Information (unaudited)

	Quarter ended
	March 31,		June 30,	September 30,	December 31,
	(in thousands, except per share data)
2002
Revenues	$260,481		$259,293	$236,890	$244,727
Operating loss	(81,155)		(1,346,534)	(32,087)	(1,247,695)
Income (loss) before extraordinary item and cumulative effect of an accounting change	(47,638)		(885,983)	3,877	(1,305,394)
Net income (loss)	(4,235,675	)(1)	(885,983)	3,877	(1,304,394)
Basic and diluted income (loss) per share before extraordinary item and cumulative effect of an accounting change	$(0.11)		$(2.15)	$0.01	$(3.19)

(1)    Effective January 1, 2002, the Company adopted Statement 142. Pursuant to the transitional rules, management calculated an impairment charge of $0.2 billion and $4.0 billion in the quarter ended March 31, 2002 and June 30, 2002, respectively. As required by this statement, these charges are recorded as of January 1, 2002 and are therefore shown in this period.

	Quarter ended
	March 31,		June 30,	September 30,	December 31,
	(in thousands, except per share data)
2001
Revenues	$312,949		$272,912	$274,465	$298,846
Operating loss	(159,442)		(194,412)	(186,793)	(189,797)
Loss before extraordinary item and cumulative effect of an accounting change	(161,073)		(265,739)	(181,511)	(140,253)
Net loss	(161,073)		(196,158)	(181,511)	(211,934)
Basic and diluted loss per share before extraordinary item and cumulative effect of an accounting change	$(0.39)		$(0.47)	$(0.44)	$(0.52)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

THE NEWS CORPORATION LIMITED

Date: July 1, 2003.

By:	/s/ ARTHUR M. SISKIND
Arthur M. Siskind Director

Certifications

I, K. Rupert Murdoch, Chairman and Chief Executive of The News Corporation Limited (the “Company”), certify that:

1.	I have reviewed this amendment to the annual report on Form 20-F/A of the Company;

2.	Based on my knowledge, this amendment does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this amendment; and

3.	Based on my knowledge, the financial statements, and other financial information included in this amendment, fairly present, in all material respects, the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this amendment.

Date: July 1, 2003

By:	/s/ K. RUPERT MURDOCH
K. Rupert Murdoch Chairman and Chief Executive

I, David F. DeVoe, Senior Executive Vice President and Chief Financial Officer of The News Corporation Limited (the “Company”), certify that:

1.	I have reviewed this amendment to the annual report on Form 20-F/A of the Company;

2.	Based on my knowledge, this amendment does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this amendment; and

3.	Based on my knowledge, the financial statements, and other financial information included in this amendment, fairly present, in all material respects, the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this amendment.

Date: July 1, 2003

By:	/s/ DAVID F. DEVOE
David F. DeVoe Senior Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Number	Description
1.1	Memorandum and Constitution of The News Corporation Limited, as amended on October 18, 1994.[1]

1.2	Amendments to the Constitution of The News Corporation Limited, dated January 31, 1995 and October 10, 1995.[2]

1.3	Extract from the Notice of Annual General Meeting of The News Corporation Limited setting forth amendments to its Constitution, adopted at its Annual General Meeting held on October 7, 1997.[3]

2.1	Amended and Restated Deposit Agreement, dated as of December 3, 1996, among The News Corporation Limited, Citibank, N.A. and the holders from time to time of American Depositary Receipts issued thereunder, representing American Depositary Shares of The News Corporation Limited each representing four Preferred Shares.[4]

2.2	Amended and Restated Deposit Agreement, dated as of October 29, 1996, among The News Corporation Limited, Citibank, N.A. and the holders from time to time of American Depositary Receipts issued thereunder, representing American Depositary Shares of The News Corporation Limited each representing four Ordinary Shares.[5]

2.3	Composite Revolving Credit Agreement, dated as of May 19, 1993 (including amendments dated August 9, 1993, September 14, 1993, May 12, 1994, March 30, 1995, February 29, 1996 and December 20, 1996) among News America Incorporated et al, several agents, managers and banks.[6]

2.4	Amendment No. 7, dated as of June 8, 1998, to the Revolving Credit Agreement dated as of May 19, 1993 (as amended on August 9, 1993, September 14, 1993, May 12, 1994, March 30, 1995, February 29, 1996 and December 20, 1996) among News America Incorporated et al, several agents, managers and banks.[7]

2.5	Amendment No. 8, dated as of November 22, 2000, to the Revolving Credit Agreement dated as of May 19, 1993 (as amended on August 9, 1993, September 14, 1993, May 12, 1994, March 30, 1995, February 29, 1996, December 20, 1996 and June 8, 1998) among News America Incorporated et al, several agents, managers and banks.[8]

2.6	Form of Preferred Ordinary Shares of The News Corporation Limited.[9]

2.7	Form of Preferred American Depositary Shares of The News Corporation Limited.[10]

2.8	Form of Ordinary Shares of The News Corporation Limited.[11]

2.9	Form of Ordinary American Depositary Shares of The News Corporation Limited.[12]

2.10	Indenture, dated as of February 28, 2001, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to the Liquid Yield Option™ Notes due February 28, 2021.[13]

2.11	Indenture, dated as of October 15, 1992, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company, as Trustee, with respect to the 10-1/8% Senior Debentures due October 15, 2012.[14]

2.12	First Supplemental Indenture, dated as of May 20, 1993, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the 10-1/8% Senior Debentures due October 15, 2012.[15]

2.13	Second Supplemental Indenture, dated as of July 21, 1993, by and among News America Holdings Incorporated (currently
News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and
Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the 10-1/8% Senior
Debentures due October 15, 2012.[16]

2.14	Third Supplemental Indenture, dated as of May 12, 1994, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the 10-1/8% Senior Debentures due October 15, 2012.[17]

2.15	Form of Fourth Supplemental Indenture, dated as of August 1, 1995, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the 10-1/8% Senior Debentures due October 15, 2012.[18]

2.16	Fifth Supplemental Indenture, dated March 2, 2000, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the 10-1/8% Senior Debentures due October 15, 2012.[19]

2.17	Sixth Supplemental Indenture, dated as of February 14, 2001, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the 10-1/8% Senior Debentures due October 15, 2012.[20]

2.18	Indenture, dated as of January 28, 1993, by and among News America Holdings Incorporated, The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the senior debt securities.[21]

2.19	First Supplemental Indenture, dated as of March 24, 1993, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the senior debt securities.[22]

2.20	Second Supplemental Indenture, dated as of April 8, 1993, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the senior debt securities.[23]

2.21	Third Supplemental Indenture, dated as of May 20, 1993, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the senior debt securities.[24]

2.22	Fourth Supplemental Indenture, dated as of May 28, 1993, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the senior debt securities.[25]

2.23	Fifth Supplemental Indenture, dated July 21, 1993, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the senior debt securities. [26]

2.24	Form of Sixth Supplemental Indenture, dated as of January 25, 1994, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the senior debt securities. [27]

2.25	Form of Seventh Supplemental Indenture, dated as of February 4, 1994, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the senior debt securities. [28]

2.26	Form of Eighth Supplemental Indenture, dated as of May 12, 1994, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the senior debt securities. [29]

2.27	Form of Ninth Supplemental Indenture, dated as of August 1, 1995, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the senior debt securities. [30]

2.28	Form of Tenth Supplemental Indenture, dated as of March 2, 2000, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the senior debt securities. [31]

2.29	Form of Eleventh Supplemental Indenture, dated as of February 14, 2001, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and State Street Bank and Trust Company (as successor to The First National Bank of Boston), as Trustee, with respect to the senior debt securities. [32]

2.30	Amended and Restated Indenture, dated as of March 24, 1993, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities. [33]

2.31	First Supplemental Indenture, dated as of May 20, 1993, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities. [34]

2.32	Second Supplemental Indenture, dated as of May 28, 1993, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities. [35]

2.33	Third Supplemental Indenture, dated as of July 21, 1993, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities. [36]

2.34	Fourth Supplemental Indenture, dated as of October 20, 1995, by and among News America Holdings Incorporated (currently News America Incorporated), The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities. [37]

2.35	Fifth Supplemental Indenture, dated as of January 8, 1998, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities. [38]

2.36	Sixth Supplemental Indenture, dated as of March 1, 1999, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities. [39]

2.37	Seventh Supplemental Indenture, dated as of February 14, 2001, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities. [40]

2.38	Indenture, dated as of November 12, 1996, by and among News America Holdings Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to the 5% Subordinated Discount Debentures due 2016. [41]

2.39	First Supplemental Indenture, dated as of March 2, 2000, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to the 5% Subordinated Discount Debentures due 2016. [42]

2.40	Second Supplemental Indenture, dated as of February 14, 2001, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to the 5% Subordinated Discount Debentures due 2016. [43]

2.41	Other long-term borrowing instruments are omitted pursuant to Instruction 2(b) of the Instructions as to Exhibits to Form 20-F. The News Corporation Limited undertakes to furnish copies of such instruments to the Securities and Exchange Commission upon request.

4.1	Agreement and Plan of Merger, dated as of May 2, 2001, by and among Liberty Media Corporation, Liberty UVSG, Inc., The News Corporation Limited and News Publishing Australia Limited. [44]

4.2	Agreement and Plan of Merger, dated as of November 27, 2001, by and among Liberty Media Corporation, Liberty TVGIA, Inc., The News Corporation Limited and News Publishing Australia Limited. [45]

8	List of Subsidiaries. [46]

10.1	Consent of Ernst & Young regarding The News Corporation Limited.*

10.2	Consent of Ernst & Young LLP regarding Gemstar-TV Guide International, Inc.*

10.3	Excerpt entitled Government Regulation of Item 4-Description of Business from the Annual Report on Form 20-F of British Sky Broadcasting Group plc for its fiscal year ended June 30, 2002. [47]

99.1	Certifications pursuant to USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

* Filed herewith.

1	Incorporated by reference to Exhibit 1.3 to the Annual Report of The News Corporation Limited on Form 20-F (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 1994.

2	Incorporated by reference to Exhibit 1.1 to the Annual Report of The News Corporation Limited on Form 20-F (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 1995.

3	Incorporated by reference to Exhibit 1.3 to the Annual Report of The News Corporation Limited on Form 20-F (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 1997.

4	Incorporated by reference to Exhibit 4.2 to the Registration Statement of The News Corporation Limited on Form F-4 (Registration No. 333-6190) filed with the Securities and Exchange Commission on December 20, 1996.

5	Incorporated by reference to Exhibit 4.1 to the Registration Statement of The News Corporation Limited on Form S-8 (Registration No. 333-10338) filed with the Securities and Exchange Commission on May 10, 1999.

6	Incorporated by reference to Exhibit 10.21 to Amendment No. 4 to the Registration Statement of Fox Entertainment Group, Inc. on Form S-1 (Registration No. 333-61515) filed with the Securities and Exchange Commission on November 4, 1998.

7	Incorporated by reference to Exhibit 10.32 to Amendment No. 4 to the Registration Statement of Fox Entertainment Group, Inc. on Form S-1 (Registration No. 333-61515) filed with the Securities and Exchange Commission on November 4, 1998.

8	Incorporated by reference to Exhibit 1.1 to the Annual Report of The News Corporation Limited on Form 20-F (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2000.

9	Incorporated by reference to Exhibit (a) to the Registration Statement of The News Corporation Limited on Form 8-A (File No. 1-9141) filed with the Securities and Exchange Commission on November 2, 1994.

10	Incorporated by reference to Exhibit A of Exhibit 4.2 to Amendment No. 1 to the Registration Statement of The News Corporation Limited on Form F-3 (Registration No. 333-13556) filed with the Securities and Exchange Commission on June 29, 2001.

11	Incorporated by reference to Exhibit (a) to the Registration Statement of The News Corporation Limited on Form 8-A (File No. 1-9141) filed with the Securities and Exchange Commission on November 2, 1994.

12	Incorporated by reference to Exhibit A of Exhibit (c) to the Registration Statement of The News Corporation Limited on Form F-8-A (File No. 1-9141) filed with the Securities and Exchange Commission on November 2, 1994.

13	Incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Registration Statement of The News Corporation Limited on Form F-3 (Registration No. 333-13556) filed with the Securities and Exchange Commission on June 29, 2001.

14	Incorporated by reference to Exhibit 10.13 to Amendment No. 1 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-57286) filed with the Securities and Exchange Commission on January 27, 1993.

15	Incorporated by reference to Exhibit 10.16 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-63604) and Post-Effective Amendment No. 1 to the Registration Statement on Form F-3 of the News America Holdings Incorporated (Registration No. 33-59688) filed with the Securities and Exchange Commission on May 28, 1993.

16	Incorporated by reference to Exhibit 10.10 to Amendment No. 1 to the Registration Statement of The News Corporation Limited on Form F-3 (Registration No. 33-66930) filed with the Securities and Exchange Commission on August 11, 1993.

17	Incorporated by reference to Exhibit No. 2.3 to the Annual Report of The News Corporation Limited on Form 20-F (as amended) (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 1994.

18	Incorporated by reference to Exhibit No. 2.3 to the Annual Report of The News Corporation Limited on Form 20-F (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 1995.

19	Incorporated by reference to Exhibit 2.16 to the Annual Report of The News Corporation Limited on Form 20-F (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2000.

20	Incorporated by reference to Exhibit 2.17 to the Annual Report of The News Corporation Limited on Form 20-F (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2001.

21	Incorporated by reference to Exhibit 2 to the Report of The News Corporation Limited on Form 6-K filed with the Securities and Exchange Commission dated January 28, 1993.

22	Incorporated by reference to Exhibit 2 to the Report of The News Corporation Limited on Form 6-K filed with the Securities and Exchange Commission dated April 26, 1993.

23	Incorporated by reference to Exhibit 3 to the Report of The News Corporation Limited on Form 6-K filed with the Securities and Exchange Commission dated April 26, 1993.

24	Incorporated by reference to Exhibit 4.7 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-63604) and Post-Effective Amendment No. 1 to the Registration Statement on Form F-3 of News America Holdings Incorporated (Registration No. 33-59688) filed with the Securities and Exchange Commission on May 28, 1993.

25	Incorporated by reference to Exhibit 4.8 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-63604) and Post-Effective Amendment No. 1 to the Registration Statement on Form F-3 of News America Holdings Incorporated (Registration No. 33-59688) filed with the Securities and Exchange Commission on May 28, 1993.

26	Incorporated by reference to Exhibit 4.6 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-74574) filed with the Securities and Exchange Commission on January 28, 1994.

27	Incorporated by reference to Exhibit 4.7 to Amendment No. 1 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-74574) filed with the Securities and Exchange Commission on February 4, 1994.

28	Incorporated by reference to Exhibit 4.8 to Amendment No. 1 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-79334) filed with the Securities and Exchange Commission on June 14, 1994.

29	Incorporated by reference to Exhibit 4.9 to Amendment No. 1 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-79334) filed with the Securities and Exchange Commission on June 14, 1994.

30	Incorporated by reference to Exhibit 4.10 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-94868) filed with the Securities and Exchange Commission on July 24, 1995.

31	Incorporated by reference to Exhibit 10.12 to the Annual Report of Fox Entertainment Group, Inc. on Form 10-K (File No. 1-14595) filed with the Securities and Exchange Commission on September 28, 2001.

32	Incorporated by reference to Exhibit 10.13 to the Annual Report of Fox Entertainment Group, Inc. on Form 10-K (File No. 1-14595) filed with the Securities and Exchange Commission on September 28, 2001.

33	Incorporated by reference to Exhibit 4.1 to the Registration Statement of The News Corporation Limited on Form F-3 (Registration No. 33-67008) filed with the Securities and Exchange Commission on May 4, 1993.

34	Incorporated by reference to Exhibit 4.1 to the Registration Statement of The News Corporation Limited on Form F-3 (Registration No. 33-67008) filed with the Securities and Exchange Commission on May 4, 1993.

35	Incorporated by reference to Exhibit 4.3 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-63604) and Post-Effective Amendment No. 1 to the Registration Statement News America Holdings Incorporated on Form F-3 (Registration No. 33-59688) filed with the Securities and Exchange Commission on May 28, 1993.

36	Incorporated by reference to Exhibit 4.14 to Amendment No. 1 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-98238) filed with the Securities and Exchange Commission on October 23, 1995.

37	Incorporated by reference to Exhibit 4.15 to Amendment No. 1 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-98238) filed with the Securities and Exchange Commission on October 23, 1995.

38	Incorporated by reference to Exhibit 10.20 to the Annual Report of Fox Entertainment Group, Inc. on Form 10-K (File No. 1-14595) filed with the Securities and Exchange Commission on September 28, 2001.

39	Incorporated by reference to Exhibit 10.21 to the Annual Report of Fox Entertainment Group, Inc. on Form 10-K (File No. 1-14595) filed with the Securities and Exchange Commission on September 28, 2001.

40	Incorporated by reference to Exhibit No. 1.5 to the Annual Report of The News Corporation Limited on Form 20-F (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 1996.

41	Incorporated by reference to Exhibit 10.3 to the Registration Statement of The News Corporation Limited on Form F-3 (Registration No. 33-46196) filed with the Securities and Exchange Commission on March 24, 1992.

42	Incorporated by reference to Exhibit 2.39 to the Annual Report of The News Corporation Limited on Form 20-F (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2001.

43	Incorporated by reference to Exhibit 2.40 to the Annual Report of The News Corporation Limited on Form 20-F (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2001.

44	Incorporated by reference to Exhibit 7(g) to Amendment No. 2 of Schedule 13D/A of The News Corporation Limited and certain other persons filed with the Securities and Exchange Commission on May 17, 2001.

45	Incorporated by reference to Exhibit 7(j) to Amendment No. 3 of Schedule 13D/A of The News Corporation Limited and certain other persons filed with the Securities and Exchange Commission on December 7, 2001.

46	Incorporated by reference to Exhibit 8 to the Annual Report of The News Corporation Limited on Form 20-F (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2002.

47	Incorporated by reference to Exhibit 10.8 to the Annual Report of The News Corporation Limited on Form 20-F (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2002.