Form 20-F
period 2003-06-30
NEWS CORP LTD
filed 2003-10-29
CIK 788509

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2003

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

Guarantees by The News Corporation Limited of the following securities issued by News America Incorporated: (i) 8 1/2% Senior Notes due 2005; (ii) 6.625% Senior Debentures due 2008; (iii) 7 3/8% Senior Debentures due 2008; (iv) 4.750% Senior Notes due 2010; (v) 9 1/4% Senior Debentures due 2013; (vi) 8 5/8% Senior Debentures due 2014; (vii) 7.6% Senior Debentures due 2015; (viii) 8% Senior Debentures due 2016; (ix) 7 1/4% Senior Debentures due 2018; (x) 8 1/4% Senior Debentures due 2018; (xi) Liquid Yield Option Notes due 2021; (xii) 8 7/8% Senior Debentures due 2023; (xiii) 7 3/4% Senior Debentures due 2024; (xiv) 7 3/4% Senior Debentures due 2024; (xv) 9 1/2% Senior Debentures due 2024; (xvi) 8 1/2% Senior Debentures due 2025; (xvii) 7.7% Senior Debentures due 2025; (xviii) 7.43% Senior Debentures due 2026; (xix) 7 1/8% Senior Debentures due 2028; (xx) 7.3% Senior Debentures due 2028; (xxi) 7.28% Senior Debentures due 2028; (xxii) 7.625% Senior Debentures due 2028; (xxiii) 6.703% Mandatory Par Put Remarketed Securities due 2034; (xxiv) 8.45% Senior Debentures due 2034; (xxv) 8.15% Senior Debentures due 2036; (xxvi) 6 3/4% Senior Debentures due 2038; (xxvii) 7.75% Senior Debentures due 2045; (xxviii) 7.9% Senior Debentures due 2095; and (xxix) 8 1/4% Senior Debentures due 2096.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares	2,097,411,050
Preferred Limited Voting Ordinary Shares	3,230,365,260

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

Selected Financial Data

The selected financial data below are set forth in Australian dollars (except as otherwise indicated), and are derived from the Consolidated Financial Statements of The News Corporation Limited and Subsidiaries appearing elsewhere herein and from certain financial data in previously filed annual reports on Form 20-F, as applicable. Certain reclassifications, however, have been made to financial data for fiscal years prior to fiscal 2003 in order to conform to the fiscal 2003 presentation.

The Consolidated Financial Statements of The News Corporation Limited and Subsidiaries have been prepared in accordance with accounting principles generally accepted in Australia (“A-GAAP”). A-GAAP differs significantly in certain respects from accounting principles generally accepted in the United States (“US-GAAP”). A discussion of these significant differences for each of the fiscal years 2001 through 2003 is contained in Note 34 to the Consolidated Financial Statements of The News Corporation Limited and Subsidiaries set forth elsewhere herein and “Item 5. Operating and Financial Review and Prospects—US-GAAP Reconciliation”.

The selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, the Consolidated Financial Statements of The News Corporation Limited and Subsidiaries (including the notes thereto) set forth elsewhere herein.

	Fiscal Year Ended June 30, [1]
	1999		2000		2001		2002		2003
			(A$ in millions)
Amounts in Accordance with A-GAAP
Statement of Financial Performance data:
Sales Revenue		$21,774		$22,433		$25,578		$29,014		$29,913
Depreciation and amortization		510		562		706		749		776
Operating income		2,752		2,742		3,093		3,542		4,352
Net loss from associated entities		(545)		(298)		(249)		(1,434)		(89)
Net borrowing costs		773		814		935		1,000		791
Dividends on exchangeable securities		80		79		90		93		94
Net profit (loss) attributable to members of the parent entity		1,088		1,921		(746)		(11,962)		1,808
Basic/Diluted earnings per share on net profit (loss) attributable to members of the parent entity:
Ordinary shares		0.25		0.42		(0.17)		(2.17)		0.31
Preferred limited voting ordinary shares		0.30		0.51		(0.21)		(2.60)		0.37
Dividends per ordinary share		0.030		0.030		0.030		0.015 [2]		0.030
Dividends per preferred ordinary share		0.075		0.075		0.075		0.0375		0.075
Dividends per ordinary share in U.S. dollars	US$	0.019	US$	0.018	US$	0.016	US$	0.008	US$	0.018
Dividends per preferred ordinary share in U.S. dollars	US$	0.047	US$	0.047	US$	0.041	US$	0.020	US$	0.044
Statement of Financial Position data at period end:
Cash		$7,483		$4,638		$5,615		$6,337		$6,746
Total assets		53,972		65,585		84,961		71,441		67,747
Total interest bearing liabilities		13,167		15,431		18,805		15,441		12,429
Total shareholders’ equity		27,109		32,660		47,595		39,468		38,721
Amounts in Accordance with US-GAAP
Income statement data:
Revenues		$21,704		$22,337		$25,387		$28,776		$29,752
Depreciation and amortization		1,033		1,108		1,321		1,373		717
Operating income		2,012		1,509		1,823		256		3,886
Equity in losses of associated companies		(509)		(936)		(1,711)		(14,840)		(584)
Interest, net		783		829		935		1,000		793
Other income (expense)		1,317		1,924		635		1,965		171
Income (loss) before cumulative effect of accounting change and extraordinary item		963		(329)		740		(14,552)		1,421
Net income (loss)		963		(329)		(218)		(14,670)		1,421
Basic and diluted income (loss) before cumulative effect of accounting change per share:
Ordinary shares		0.24		(0.09)		0.15		(2.64)		0.24
Preferred limited voting ordinary shares		0.29		(0.10)		0.18		(3.16)		0.29
Basic and Diluted Net income (loss) per share:
Ordinary shares		0.29		(0.09)		(0.06)		(2.66)		0.24
Preferred limited voting ordinary shares		0.29		(0.10)		(0.07)		(3.19)		0.29

	Fiscal Year Ended June 30, [1]
	1999	2000	2001	2002	2003
		(A$ in millions)
Balance sheet data at period end:
Cash	$7,483	$4,638	$5,615	$6,337	$6,746
Total assets	47,094	57,986	81,466	65,837	62,634
Total interest bearing liabilities	13,167	15,431	18,805	15,441	12,429
Total shareholders’ equity	14,195	18,554	36,427	24,953	22,729

[1]	See Note 32 to the Consolidated Financial Statements of The News Corporation Limited and Subsidiaries for information with respect to significant acquisitions and dispositions during fiscal 2001, 2002 and 2003. In fiscal 1999, News Corporation acquired substantially all of Liberty Media Corporation’s interest in Fox Sports Networks LLC for aggregate consideration of approximately US$1.3 billion. Also, in fiscal 1999 News Corporation sold News America Publications and certain related assets to TV Guide, Inc. in exchange for common stock representing a 43.6% equity interest in TV Guide, Inc. and net cash of US$671 million.
[2]	See Note 1 to the Consolidated Financial Statements of The News Corporation Limited and Subsidiaries for information with respect to a change in dividend policy in fiscal 2002.

Exchange Rates

The following table sets forth, for the periods indicated, information concerning the Noon Buying Rates in New York City for Australian dollars, expressed as US$ per A$1.00.

Month	High	Low
April 2003	0.6212	0.5970
May 2003	0.6585	0.6192
June 2003	0.6729	0.6564
July 2003	0.6823	0.6454
August 2003	0.6653	0.6390
September 2003	0.6810	0.6395

Fiscal Year Ended June 30,	Average*
1999	0.6246
2000	0.6256
2001	0.5320
2002	0.5237
2003	0.5240
2004 (through October 24, 2003)	0.6619

*	The average rate is calculated by using the average of the Noon Buying Rates on the last day of each month during the relevant period.

On October 24, 2003, the Noon Buying Rate was $0.7009 per A$1.00.

Special Note Regarding Forward Looking Statements

This document contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. The words “expect,” “estimate,” “anticipate,” “predict,” “believe” and similar expressions and variations thereof are intended to identify forward-looking statements. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of The News Corporation Limited (“News Corporation”), its directors or its officers with respect to, among other things, trends affecting News Corporation’s financial condition or results of operations. These forward-looking statements are subject to risks, uncertainties and assumptions about News Corporation and its businesses and are not guarantees of performance. These risks and uncertainties are described below and elsewhere in this document. News Corporation does not ordinarily make projections of its future operating results and undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the other documents filed by News Corporation and its subsidiaries with the Securities and Exchange Commission.

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

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Introduction

The News Corporation Limited is a diversified international media and entertainment company with operations in eight industry segments, including filmed entertainment, television, cable network programming, direct broadcast satellite television, magazines and inserts, newspapers, book publishing and other. The activities of News Corporation are conducted principally in the United States (“U.S.”), the United Kingdom (“U.K.”), Italy and Asia, Australia and the Pacific Basin (“Australasia”).

News Corporation is a holding company which conducts all of its activities through subsidiaries and affiliates. It traces its origin to 1922, when News Limited was incorporated, and in 1923 began to publish a daily newspaper in the city of Adelaide, Australia. In 1979, News Corporation, as presently organized, was incorporated under the Companies Act 1961 of South Australia, Australia. The Australian Company Number of News Corporation is 007 910 330. Unless otherwise indicated, references herein to “News Corporation” or the “Group” include its subsidiaries, its affiliates and their subsidiaries, and their respective predecessors.

News Corporation’s subsidiaries, Fox Entertainment Group, Inc. and NDS Group plc (“NDS”), and certain of the companies in which News Corporation owns equity interests, including British Sky Broadcasting Group plc (“BSkyB”) and Gemstar-TV Guide International, Inc. (“Gemstar-TV Guide”), are subject to the information requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file reports and other information with the Securities and Exchange Commission (“SEC”).

The descriptions of News Corporation’s businesses which appear in this Item 4 are provided as of September 30, 2003, unless otherwise indicated. Additional information about the general development of News Corporation’s businesses, including information concerning principal capital expenditures and divestitures, is set forth in “Item 5. Operating and Financial Review and Prospects” and in Notes to the Consolidated Financial Statements of The News Corporation Limited and Subsidiaries. Also, see Note 2 to the

Consolidated Financial Statements of The News Corporation Limited and Subsidiaries for financial information in Australian dollars by industry segment and by geographical area for each of the last three fiscal years with respect to News Corporation and its subsidiaries which are consolidated for financial statement purposes.

News Corporation maintains a 52-53 week fiscal year ending on the Sunday nearest to June 30 in each year. As set forth herein, references to fiscal years are to the fiscal years of News Corporation ending in June or July, as appropriate, in each such year. References herein to “Ordinary Shares” and “Preferred Shares” are, respectively, to News Corporation’s ordinary shares and preferred limited voting ordinary shares. References to years (e.g., 2003) are to calendar years, unless otherwise indicated. References herein to “$” or “US$”, “A$”, “£” and “€” are, respectively, to U.S. dollars, Australian dollars, U.K. pounds sterling and Euros, the currency of the European Union. For information with respect to exchange rates, see “Item 3. Key Information – Selected Financial Data.”

News Corporation’s principal executive offices are located at 2 Holt Street, Sydney, New South Wales 2010, Australia. The telephone number is 61 2 9288 3000. News Corporation’s U.S. headquarters are located at 1211 Avenue of the Americas, New York, New York 10036. The telephone number is 212 852-7000.

BUSINESS OVERVIEW

United States Operations

News America Incorporated (“News America”), the principal U.S. subsidiary of News Corporation, is an operating company and holding company which, together with its subsidiaries and affiliates, conducts substantially all U.S. activities of News Corporation.

News America’s subsidiary, Fox Entertainment Group, Inc. (together with its subsidiaries, “FEG”), is principally engaged in the development, production and worldwide distribution of feature films and television programs, television broadcasting and cable network programming. As of September 30, 2003, News Corporation owned approximately 80.6% of the equity and 97.0% of the voting power of FEG. FEG’s Class A Common Stock is listed on the New York Stock Exchange under the symbol “FOX”.

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

Feature Film Production and Distribution

One of the world’s largest producers and distributors of motion pictures, FFE produces, acquires and distributes motion pictures throughout the world under a variety of arrangements. During fiscal 2001, 2002 and 2003, FFE placed 20, 22 and 23 motion pictures, respectively, in general release in the U.S. Those motion pictures were produced or acquired by the following units of FFE: Twentieth Century Fox and Fox 2000, which produce motion pictures for mainstream audiences; Fox Searchlight Pictures, which produces and acquires specialized motion pictures; and Twentieth Century Fox Animation, which produces feature length animated motion pictures. Successful motion pictures produced and/or distributed by FFE in the U.S. and international territories since the beginning of fiscal 2001 include X-Men, Cast Away (together with DreamWorks SKG), Moulin Rouge, Dr. Dolittle 2, Ice Age, Planet of the Apes, Star Wars Episode II: Attack of the Clones, Minority Report (together with DreamWorks SKG), Road to Perdition (together with DreamWorks SKG), X-2: X-Men United, Daredevil, 28 Days Later and Bend it Like Beckham. FEG currently plans to release approximately 25 motion pictures in the U.S. in fiscal 2004, including Master and Commander (together with Universal Studios and Miramax Film Corp.), Stuck on You, Cheaper by the Dozen, The Day After Tomorrow and Garfield.

Motion picture companies, such as FFE, typically seek to generate revenues from various distribution channels. FFE derives its worldwide motion picture revenues primarily from four basic sources (set forth in general chronology of exploitation): (i) distribution of motion pictures for theatrical exhibition in the U.S. and Canada and markets outside of the U.S. and Canada (“International” markets); (ii) distribution of motion pictures in various home media formats; (iii) distribution of motion pictures for exhibition on pay-per-view, video-on-demand and premium pay television programming services; and (iv) distribution of motion pictures for exhibition on free television networks, other broadcast program services, independent television stations and basic cable programming services, including certain services which are affiliates of FEG and News Corporation. FEG does not always have rights in all media of exhibition to all motion pictures which it releases, and does not necessarily distribute a given motion picture in all of the foregoing media in all markets.

FEG distributes and markets its films worldwide principally through its own distribution and marketing companies. FEG believes that the pre-release marketing of a feature film is an integral part of its motion picture distribution strategy and generally begins marketing efforts three to six months in advance of a film’s release date in any given territory.

Through Twentieth Century Fox Home Entertainment, Inc., FEG distributes motion pictures and other programming produced by units of FFE, its affiliates and other producers in the U.S., Canada and International markets in all home media formats, including the sale and rental of videocassettes and DVDs. In fiscal 2003, the domestic home entertainment division released or re-released over 450 produced and acquired titles, including 23 new FFE releases, approximately 390 catalog titles and approximately 60 television and non-theatrical titles. In International markets, FEG distributed produced and acquired titles both directly and through foreign distribution channels, with approximately 500 releases in fiscal 2003, including 45 new FFE releases, nearly 300 catalog titles and approximately 200 television and non-theatrical releases. In addition, FEG has an agreement with Metro-Goldwyn-Mayer (“MGM”) to distribute its video product in most International markets in return for certain fees. FEG released over 300 MGM Home Entertainment theatrical, catalog and television programs Internationally in fiscal 2003.

Units of FFE license motion pictures and other programs in the U.S., Canada and International markets to various third parties and certain affiliated subscription pay television, pay-per-view and video-on-demand services. The license agreements reflecting the subscription pay television arrangements generally provide for a specified number of exhibitions of the program during a fixed term in exchange for a license fee which is based on a variety of factors, including the box office performance of each program and the number of subscribers to the service or system. The license agreements reflecting the pay-per-view and video-on-demand services arrangements generally provide for a license fee based on a percentage of the licensee’s gross receipts from the exhibition of the program, and in some cases, a guaranteed minimum fee. In addition, these agreements generally provide for a minimum number of scheduled pay-per-view exhibitions and a minimum video-on-demand exhibition period during a fixed term. Among third-party license agreements that units of FFE have in place in the U.S. for television exhibition of its motion pictures are exclusive subscription pay television license agreements with Home Box Office (“HBO”), providing for the licensing of films initially released for theatrical exhibition through the year 2009, as well as arrangements with Starz Encore Group and an exclusive basic cable television license agreement with American Movie Classics. Units of FFE also license motion pictures in the U.S. to direct-to-home (“DTH”) pay-per-view services operated by DIRECTV, Inc. and EchoStar Communications Corporation, as well as to pay-per-view and video-on-demand services operated by iN DEMAND L.L.C. In addition, in International markets, units of FFE license motion pictures to leading third-party pay television services and pay-per-view services as well as to emerging video-on-demand services and programming services operated by various affiliated entities.

In addition, pursuant to an agreement with Monarchy Enterprises Holdings B.V. (“MEH”), the parent company of Regency Entertainment (USA), Inc. (“New Regency”) in which FEG has a 20% interest, FFE distributes certain New Regency films and all films co-financed by FEG and New Regency in all media worldwide, excluding certain international territories with respect to theatrical and home video rights and most international territories with respect to television rights. Among its 2004 releases, FEG currently expects to release four New Regency films, one of which is co-financed by FEG and New Regency.

Due to increased competition and costs associated with film production, film studios and FEG constantly evaluate the risks and rewards of production. Various strategies are used to balance risk with capital needs, including co-production, contingent profit participations, acquisition of distribution rights only and insurance. In March 2001, FEG entered into a new series of film rights agreements whereby a controlled consolidated subsidiary of FEG, Cornwall Venture LLC (“NM2”), that holds certain library film rights, funds the production or acquisition costs of all eligible films, as defined in the agreements, to be produced or acquired by Twentieth Century Fox Film Corporation (“TCF”), a subsidiary of FEG, between 2001 and 2005 (these film rights agreements are collectively referred to as the “New Millennium II Agreement”). NM2 is a separate legal entity from FEG and TCF and has separate assets and liabilities. NM2 issued a preferred limited liability membership interest (“Preferred Interest”) to a third party to fund the film financing, which is presented on the consolidated balance sheets as Minority interest in subsidiaries. The Preferred Interest has no fixed redemption rights but is entitled to an allocation of the gross receipts to be derived by NM2 from the distribution of each eligible film. Such allocation, to the extent available based on the gross receipts from the distribution of the eligible films, consists of (i) a return on the Preferred Interest (the “Preferred Payments”), based on certain reference rates (generally based on commercial paper rates or LIBOR) prevailing on the respective dates of determination, and (ii) a redemption of the Preferred Interest, based on a contractually determined amortization schedule. The Preferred Interest has a preference in the event of a liquidation of NM2 equal to the unredeemed portion of the investment plus any accrued and unpaid Preferred Payments. As of June 30, 2003, there was approximately A$1,148 million (US$762 million) of Preferred Interests outstanding, which is included in the consolidated balance sheets as Minority interest in subsidiaries. On September 19, 2003, News Corporation purchased substantially all of the outstanding equity of Tintagel Investors L.L.C. (“Tintagel”), the entity that held the Preferred Interest in NM2, for A$38.3 million (US$25.5 million) plus accrued and unpaid Preferred Payments in the amount of approximately A$159,109 (US$106,000). As a result of the acquisition of this equity interest, News Corporation will consolidate the assets and liabilities of Tintagel for accounting purposes. The June 30, 2003 outstanding NM2 Preferred Interest of A$1,148 million (US$762 million), included in Minority interest in subsidiaries prior to the acquisition, will be eliminated upon consolidation, and Tintagel’s June 30, 2003 outstanding indebtedness of A$1,109 million (US$736 million) will now be included in Interest bearing liabilities on the consolidated balance sheet of News Corporation. After the acquisition, Tintagel will continue to be a separate legal entity from News Corporation with separate assets and liabilities. For more detail regarding this agreement, see “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

Motion picture production and distribution are highly competitive businesses. FEG competes with other film studios, independent production companies and others for the acquisition of artistic properties, the services of creative and technical personnel, exhibition outlets and the public’s interest in its products. The number of motion pictures released by FEG’s competitors, particularly the other major film studios, in any given period may create an oversupply of product in the market, may reduce FEG’s shares of gross box office admissions and may make it more difficult for FEG’s motion pictures to succeed. The commercial success of the motion pictures produced and/or distributed by FEG is substantially affected by the public’s often unpredictable response to them.

Competitive risks affecting FEG’s home entertainment business include competition among home video formats, such as DVDs, and with other methods of distribution, such as video-on-demand services, as well as risks associated with controlling copying and unauthorized distribution of FEG’s programs.

Television Programming, Production and Distribution

Twentieth Century Fox Television. During the past three fiscal years, TCFTV produced television programs for the FOX, ABC, CBS, NBC, UPN and WB broadcast television networks. TCFTV currently produces or has orders to produce episodes of the following television series: The Big House, Married to the Kellys and The Practice for ABC; Judging Amy, Still Standing, and Yes Dear (each co-produced with CBS Worldwide Inc.) for CBS; 24, Arrested Development, The Bernie Mac Show (a co-production with FtvS), Boston Public, Cracking Up, King of the Hill, The Simple Life, The Simpsons, Still Life, Tru Calling and Wonderfalls for FOX; The Lyon’s Den and Miss Match for NBC; and Angel and Reba for the WB. Generally, a network will license a specified number of episodes for exhibition on the network during the license period. All other distribution rights, including International and off-network syndication rights, are typically retained by TCFTV.

Generally, television programs are produced under contracts that provide for license fees which may cover only a portion of the anticipated production costs. As these costs have increased in recent years, the resulting deficit between production costs and license fees for domestic first-run programming has also increased. Therefore, additional licensing is often critical to the financial success of a series since the license fee paid by a network generally does not fully recover production costs. Successful U.S. network television series are licensed for (i) first-run exhibition in Canadian and International markets, (ii) off-network exhibition in the U.S. (including in syndication or to cable programmers) and (iii) syndication in International markets. Generally, a series must be broadcast for at least three to four television seasons for there to be a sufficient number of episodes to offer the series in syndication in the U.S. or to cable and direct broadcast satellite (“DBS”) programmers in the U.S. The decision of a television network to continue a series through an entire television season or to renew a series for another television season depends largely on the series’ audience ratings.

Twentieth Television. Twentieth Television licenses off-network television programming produced by FEG develops and produces original reality and first-run television programming for sales to the Fox Television Stations, national syndication, the Fox Broadcasting Company (“FOX”), FEG’s cable network business and basic cable networks; and sells national advertising units retained by Twentieth Television in off-network and first-run syndicated television programming. Twentieth Television derives revenue from off-network and syndication licensing in the form of cash license fees paid by both broadcast and cable licensees and the sale of national advertising units retained by Twentieth Television in the programs.

Fox Television Studios. FtvS is a program supplier to the major U.S. broadcast and cable networks as well as a growing number of emerging and international networks. FtvS produces or has orders to produce several U.S. broadcast and cable series including Malcom in the Middle (through Regency Television, a co-venture with New Regency Enterprises) and The Bernie Mac Show (co-production with TCFTV) for FOX; The Shield (produced in association with Columbia TriStar Domestic Television) and Son of the Beach for FX Networks and American Family for PBS. It also has or will produce a variety of made for television movies and miniseries. Its non-fictional shows include A&E’s Biography, and its international productions include 12 separate versions of Temptation Island. FtvS also produces a variety of game shows and talk series, specials and other forms of programming for top U.S. and international telecasters.

Similar to motion picture production and distribution, production and distribution of television programming is extremely competitive. FEG competes with other film studios, independent production companies and others for the acquisition of artistic properties, the services of creative and technical personnel, exhibition outlets and the public’s interest in its products. In addition, television networks are now producing more programs internally, which may reduce such networks’ demand for programming from other parties.

Motion Picture and Television Libraries

FEG’s motion picture and television library (the “Fox Library”) consists of varying rights to over 3,260 previously released motion pictures, of which over 400 have been released since 1980, and many well-known television series. The motion pictures in the Fox Library include many successful and well-known titles, such as The Sound of Music and Miracle on 34th Street, and eight of the top 18 domestic box office grossing films of all time, which are Titanic (together with Paramount Pictures Corporation), Star Wars Episode I: The Phantom Menace, Independence Day, Star Wars, Return of the Jedi, The Empire Strikes Back, Star Wars Episode II: Attack of the Clones and Home Alone. FEG earns significant revenues through the licensing of titles in the Fox Library in many media, including television and home entertainment formats, and through licensing and merchandising of films and characters in films.

In addition, the Fox Library contains varying rights to certain television series and made-for-television motion pictures. The television library contains such classic series as Batman, The Mary Tyler Moore Show, M*A*S*H, Hill Street Blues, Doogie Howser, M.D., L.A. Law, The Wonder Years, Picket Fences, Room 222, Trapper John, M.D., Daniel Boone, The X-Files and Buffy the Vampire Slayer, as well as such current hits as The Simpsons, NYPD Blue, The Practice, King of the Hill, Judging Amy (together with CBS Worldwide, Inc.), Malcom in the Middle, The Bernie Mac Show, 24, The Shield and Boston Public.

Television

News Corporation is engaged in the distribution of network and cable television programming and the operation of broadcast television stations.

Fox Television Stations

Fox Television Stations currently owns and operates 35 full power stations, of which 25 are affiliates of FOX, including stations located in nine of the top ten largest designated market areas (“DMAs”), and 9 are affiliates of the United Paramount Network (“UPN”), including stations located in four of the top ten DMAs. Fox Television Stations owns and operates two stations in nine DMAs, including New York, Los Angeles, and Chicago, the first, second, and third largest DMAs, respectively.

The affiliation agreements with UPN generally extend through at least the 2003-2004 season and may be extended at the option of the stations through the 2005-2006 season. UPN provides approximately 13 hours of programming a week, including two-hour prime-time programming blocks five nights a week, to its affiliates. For a description of the programming offered to FOX affiliates, see “—Television Broadcast Network.”

The following table lists certain information about each Fox Television Station. Unless otherwise noted, all stations are FOX affiliates.

DMA/RANK		STATION	CHANNEL/TYPE		PERCENTAGE OF U.S. TELEVISION HOUSEHOLDS REACHED (1)
New York, NY	1	WNYW	5	VHF	6.8%
		WWOR (2)	9	VHF
Los Angeles, CA	2	KTTV	11	VHF	5.0%
		KCOP (2)	13	VHF
Chicago, IL	3	WFLD	32	UHF	3.1%
		WPWR (2)	50	UHF
Philadelphia, PA	4	WTXF	29	UHF	2.7%
Boston, MA	6	WFXT	25	UHF	2.3%
Dallas, TX	7	KDFW	4	VHF	2.0%
		KDFI (3)	27	UHF
Washington, DC	8	WTTG	5	VHF	2.0%
		WDCA (2)	20	UHF
Atlanta, GA	9	WAGA	5	VHF	1.8%
Detroit, MI	10	WJBK	2	VHF	1.8%
Houston, TX	11	KRIV	26	UHF	1.7%
		KTXH (2)	20	UHF
Tampa, FL	13	WTVT	13	VHF	1.5%
Minneapolis, MN	14	KMSP	9	VHF	1.5%
		WFTC (2)	29	UHF
Cleveland, OH	15	WJW	8	VHF	1.4%
Phoenix, AZ	16	KSAZ	10	VHF	1.4%
		KUTP (2)	45	UHF
Denver, CO (4)	18	KDVR	31	UHF	1.3%
Orlando, FL	20	WOFL	35	UHF	1.1%
		WRBW (2)	65	UHF
St. Louis, MO	22	KTVI	2	VHF	1.1%
Baltimore, MD	24	WUTB (2)	24	VHF	1.0%
Milwaukee, WI	31	WITI	6	VHF	0.8%
Kansas City, MO	33	WDAF	4	VHF	0.8%
Salt Lake City, UT	36	KSTU	13	VHF	0.7%
Birmingham, AL	40	WBRC	6	VHF	0.6%
Memphis, TN	43	WHBQ	13	VHF	0.6%
Greensboro, NC	46	WGHP	8	VHF	0.6%
Austin, TX	54	KTBC	7	VHF	0.5%
Gainesville, FL	162	WOGX	51	UHF	0.1%

Total:					44.2%

Source: Nielsen Media Research, January 2003

(1)	VHF stations transmit on Channels 2 through 13 and UHF stations on Channels 14 through 69. UHF television stations in many cases have a weaker signal and therefore do not achieve the same coverage as VHF stations. To address this disparity, the FCC ownership rule applies a UHF discount (the “UHF Discount”) which attributes only 50% of the television households in a local television market to the audience reach of a UHF television station for purposes of calculating whether that station’s owner complies with the 35% national station ownership cap imposed by FCC regulations. In addition, the coverage of two commonly owned stations in the same market is only counted once. Under these rules, Fox Television Stations reaches 37.9% of U.S. households. The percentages listed are rounded and do not take into account the UHF Discount.
(2)	UPN affiliate.
(3)	Independent station and secondary FOX affiliate, carrying children’s programming provided by FOX.
(4)	FEG also owns and operates KFCT, Channel 22, Fort Collins, CO, as a satellite station of KDVR, Channel 31, Denver, CO.

Regulatory approval of FEG’s acquisition of television stations from Chris-Craft Industries, Inc. and its subsidiaries in July 2001 required FEG to divest sufficient stations to come into compliance with the FCC’s national station ownership cap. For more detail regarding the FCC’s national ownership cap, see “– Government Regulation–United States–Television.”

The Fox Television Stations derive substantially all of their revenues from national spot and local advertising. Advertising rates are determined by each Fox Television Station based on market conditions in the area which it serves. In addition to cash sales, the Fox Television Stations enter into customary agreements with syndicators, pursuant to which the Fox Television Stations acquire programming and the rights to sell a specified amount of advertising time for use in national spot and local advertising markets in exchange for allowing the syndicator to retain a specified amount of advertising time for sale in the national advertising market in lieu of cash consideration.

Fox Broadcasting Company

FOX has 183 affiliated stations (“FOX Affiliates”), including 25 full power television stations that are owned by subsidiaries of FEG, which reach, along with Fox Net, an FEG-owned cable service that reaches areas not served by an over-the-air-FOX Affiliate, approximately 98% of all U.S. television households. In general, each week FOX regularly delivers to its affiliates 15 hours of prime-time programming and one hour of late-night programming on Saturday. FOX’s prime-time programming features such series as The Simpsons, King of the Hill, That 70’s Show, Malcolm in the Middle, Boston Public, 24, and The Bernie Mac Show; unscripted series such as American Idol; and various movies and specials. In addition, a significant component of FOX’s programming consists of sports programming, with FOX providing to its affiliates live coverage (including post-season) of the National Football Conference of the National Football League (“NFL”) and Major League Baseball (“MLB”) as well as live coverage of the premiere racing series (the Winston/Nextel Cup and the Busch series) of the National Association of Stock Car Auto Racing (“NASCAR”). Fox also provides a four-hour block of children’s programming on Saturday mornings, programmed by 4Kids Entertainment (“4Kids”), a children’s entertainment company. FOX’s agreement with 4Kids extends until the 2005-2006 broadcast season.

FOX derives its revenues from sales of commercial advertising time in the national advertising marketplace. FOX’s programming line-up is intended to appeal primarily to target audiences of 18 to 49-year old adults, the demographic group that advertisers seek to reach most often. During the 2002-2003 broadcast season, FOX ranked second in prime-time programming based on viewership of adults aged 18 - 49 (NBC had a 4.5 rating and a 12 share, FOX had a 4.3 rating and a 12 share, CBS had a 3.8 rating and a 10 share and ABC had a 3.8 rating and a 10 share). The median age of the FOX viewer is 35 years, as compared to 44 years for NBC, 46 years for ABC and 52 years for CBS.

FEG obtains programming for FOX from major television studios and independent television production companies pursuant to license agreements. The terms of such agreements generally provide FEG with the right to broadcast a television series for a minimum of four seasons. FOX licenses its film programming from major film studios and independent film production companies. National sports programming, such as NFL, MLB and NASCAR programming, is obtained under license agreements with professional sports leagues or organizations. FEG’s current licenses with the NFL, MLB, and NASCAR extend until the 2005-2006 NFL season, the 2006 MLB season, and the 2008 NASCAR season, respectively, assuming no early terminations.

FOX provides programming to the FOX Affiliates in accordance with affiliation agreements of varying durations, which grant to each affiliate the right to broadcast network television programming on the affiliated station. Such agreements typically run three or more years and have staggered expiration dates. These affiliation agreements generally require FOX Affiliates to carry FOX programming in all time periods in which FOX programming is offered to such affiliates, subject to certain exceptions stated in the affiliation agreements. In 2002, FOX renewed arrangements with the primary FOX Affiliates relating to both the amount of commercial advertising time in FOX prime-time programming that FOX provides to each affiliate for the affiliate to sell to advertisers (“local commercial advertising time”) and the compensation each affiliate pays to FOX for such time. FOX is currently completing the renewals of arrangements with the FOX Affiliates relating to the amount of commercial advertising time FOX provides them in NFL, MLB and NASCAR programming and the affiliates’ contributions toward the cost of FOX’s sports rights.

The network television broadcasting business is highly competitive. FOX directly competes for programming and for viewers with the ABC, NBC, CBS, and the WB and UPN networks. ABC, NBC and CBS each broadcasts a significantly greater number of hours of programming than FOX and, accordingly, may be able to designate or change time periods in which programming is to be broadcast with greater flexibility than FOX. FOX also competes with other non-network sources of television service, including cable television and DBS services. Other sources of competition may include home video exhibition, the Internet and home computer usage. In addition, future technological developments may affect competition within the television marketplace.

FOX competes for advertising revenues with other broadcast networks. Each of ABC, NBC and CBS has a greater number of affiliates with VHF signals, which are generally considered to have greater reach in their markets and, therefore, are more appealing to advertisers.

In addition, each of the Fox Television Stations competes for advertising revenues with radio and television stations and cable systems in its market area and with other advertising media such as newspapers, magazines, outdoor advertising, direct mail and Internet websites. All of the Fox Television Stations are located in highly competitive markets. Additional elements which are material to the competitive position of each of the television stations include management experience, authorized power and assigned frequency of such station. Competition for sales of broadcast advertising time is based primarily on the anticipated and actually delivered size and demographic characteristics of audiences as determined by various rating services, price, the time of day when the advertising is to be broadcast, competition from the other broadcast networks, cable television systems, DBS services and other media and general economic conditions. Competition for audiences is based primarily on the selection of programming, the acceptance of which is dependent on the reaction of the viewing public which is often difficult to predict.

Cable Network Programming

FEG holds interests in cable network programming businesses in the areas of news, sports, general entertainment and movies. The Fox Cable Networks Group includes all of FEG’s cable network programming businesses other than the Fox News Channel.

Cable network programming is another highly competitive business. Cable programming services compete for distribution and, when distribution is obtained, compete for viewers and advertisers with over-the-air broadcast television, radio, print media, motion picture theaters, videocassettes, DVDs and other sources of information and entertainment. Important competitive factors include the prices charged for programming, the quantity, quality and variety of programming offered and the effectiveness of marketing efforts. More generally, FEG’s cable networks compete with various other leisure-time activities such as home videos, movie theatres, personal computers and other alternative sources of entertainment and information.

Fox News Channel

Fox News Channel (“Fox News”) is a 24-hour all news cable channel which is currently available to approximately 83 million U.S. cable and DBS households. Fox News also produces a weekend political commentary show, Fox News Sunday, for broadcast on FOX. Fox News, through its Fox News Edge service, licenses news feeds to Fox affiliates and other subscribers to use as part of local news broadcasts.

Fox News Channel’s primary competition comes from the cable networks CNN, MSNBC, CNBC and Headline News. Fox News also competes for viewers and advertisers within a broad spectrum of television networks, including other cable networks and over-the-air broadcast television.

Fox Sports Networks

Fox Sports Networks operates two principal business units: (i) sports programming operations and (ii) FX Networks LLC (“FX”), a general entertainment network.

Sports programming operations. Fox Sports Networks, Inc. (“FSN”) is the largest regional sports network (“RSN”) programmer in the U.S., focusing on live professional and major collegiate home team sports events. FSN’s sports programming business consists primarily of ownership interests in 19 RSNs (the “Fox Sports RSNs”) and National Sports Partners, a partnership between FSN and Rainbow Media Sports Holdings, Inc. (“Rainbow”), an indirect subsidiary of Cablevision Systems Corporation (“Cablevision”), which operates Fox Sports Net, a national sports programming service. Fox Sports Net provides its affiliated RSNs with 24-hour national sports programming featuring original and licensed sports-related programming and live and replay sporting events.

FSN owns an equity interest in, or through Fox Sports Net is affiliated with, 21 RSNs. These RSNs reach approximately 75.7 million U.S. cable and DBS households and have rights to telecast live games of 70 professional sports teams in the MLB, National Basketball Association (“NBA”) and the National Hockey League (“NHL”) (out of a total of 80 such teams in the U.S. and numerous collegiate conferences and sports teams. On September 30, 2003, Fox Sports Net received notice that each of the Chicago Cubs, Bulls, Blackhawks and White Sox have exercised their option to terminate their rights agreement with SportsChannel Chicago Associates, effective September 30, 2004.

FSN owns a 40% interest in Regional Programming Partners (“RPP”), a partnership with Rainbow which owns various interests in RSNs, the New York Knickerbockers NBA franchise, the New York Rangers NHL franchise, the Madison Square Garden entertainment complex, and Radio City Music Hall, both in New York, New York. For a discussion of purchase and sale rights related to the investment in RPP, see “Item 5. Operating and Financial Review and Prospects–Liquidity and Capital Resources.”

In January 2002, News Corporation acquired an additional 23.3% voting interest in Sunshine Networks (“Sunshine”) for approximately A$41.3 million. This resulted in the acquisition of a controlling financial interest in Sunshine and increased News Corporation’s ownership percentage in Sunshine to approximately 93%. In February 2002, News Corporation acquired an additional approximate 0.4% interest in Sunshine. Since News Corporation obtained a controlling financial interest upon the acquisition in January 2002, Sunshine has been consolidated into the Cable Network Programming segment of News Corporation as it is now under the control of News Corporation.

In January 2003, FSN exercised its right to put its 50% direct ownership interests in SportsChannel Chicago and SportsChannel Pacific Associates (collectively, the “SportsChannels”) to RPP. In March 2003, RPP and FSN agreed on a US$150 million (A$252 million) purchase price for the interest in the SportsChannels, payable in the form of three-year promissory notes of the subsidiaries of RPP which own only the interests in the Sport Channels, the terms of which are under negotiation. The transaction is expected to close in the first half of fiscal 2004. Following the closing of this sale, the SportsChannels will be held 100% by RPP and indirectly 40% by Fox Sports Net and 60% by Rainbow, and each will remain a Fox Sports Net affiliate.

A number of basic and pay television programming services (such as ESPN) as well as free over-the-air stations and broadcast networks provide programming that targets the Fox Sports RSNs’ audience. Fox Sports Net is currently the only programming service distributing a full range of sports programming on both a national and regional level. On a national level, Fox Sports Net’s primary competitor is ESPN and, to a lesser extent, ESPN2. In regional markets, the Fox Sports RSNs compete with other regional sports networks, including those operated by team owners and other sports programming providers and distributors.

In addition, the Fox Sports RSNs and Fox Sports Net compete, to varying degrees, for sports programming rights. The Fox Sports RSNs compete for local and regional rights with local broadcast television stations, other local and regional sports networks and the owners of distribution outlets such as cable television systems. Fox Sports Net competes for national rights principally with the national broadcast television networks, a number of national cable services that specialize in or carry sports programming, television “superstations,” which distribute sports and other programming to cable television systems by satellite, and with independent syndicators that acquire and resell such rights nationally, regionally and locally. The owners of distribution outlets such as cable television systems may also contract directly with the sports teams in their service area for the right to distribute a number of such teams’ games on their systems.

The owners of teams may also launch their own RSN and contract with cable television systems for carriage. In certain markets, the owners of distribution outlets, such as cable television systems, also own one or more of the professional teams in the region, increasing their ability to launch competing networks and thereby limiting the professional sports rights available for acquisition by Fox Sports RSNs.

FX Networks. Launched in 1994, FX Networks LLC (“FX”) currently reaches approximately 80.3 million U.S. cable and DBS households. FX is a general entertainment network that provides a growing roster of original series and films as well as acquired television series and motion pictures. In addition, FX carries sports programming with live coverage of certain NASCAR events. FX’s line-up for the Fall 2003 season includes the following syndicated shows: Ally McBeal, The Practice, Married…with Children, Beverly Hills 90210 and COPS; and the following original programming: the Emmy® and Golden Globe® award shows, the award winning drama series, The Shield and the new drama series, Nip/Tuck. Also, slated for December is FX’s original movie, Redemption: The Stan “Tooke” Williams Story starring Jamie Foxx.

A number of basic and pay television programming services (such as the USA Network and Turner Network Television) as well as free over-the-air broadcast networks provide programming that targets the same viewing audience as FX. FX also faces competition from these programming services in the acquisition of distribution rights to programming.

SPEED Channel

SPEED Channel, currently reaching approximately 57.5 million U.S. cable and DBS households, focuses on the world of racing, including NASCAR races, events and original programming as well as other racing series, such as Formula One, the Champ Car World Series, World Rally, and Grand American Road Racing events.

FUEL

FUEL, launched on July 1, 2003 and currently reaching approximately 4.7 million U.S. cable and DBS households, is a 24-hour programming service dedicated to the world of extreme sports. FUEL covers both competitive and performance action in the arenas of skateboarding, surfing, BMX, freestyle motocross, snowboarding and wakeboarding. Programming includes international extreme sports events and competitions, and original and co-produced series.

Fox Sports Digital Nets

Fox Sports Digital Nets, currently reaching approximately 2.8 million digital cable households in the U.S., provides out-of-market sports programming from Fox Sports Net affiliated RSNs to digital cable subscribers in the U.S.

Fox Cable Network Ventures

Fox Cable Network Ventures owns a 40% interest in an entity that owns and operates the Staples Center, a sports and entertainment complex in downtown Los Angeles, California. The Staples Center is the home of the Los Angeles Kings NHL franchise and the Los Angeles Lakers and the Los Angeles Clippers NBA franchises.

Fox Sports International

Fox Sports International owns Fox Sports World, a U.S. programming service in the English-language devoted to international sports such as soccer, rugby and cricket, which service is available to approximately 18.1 million cable and DBS subscribers, and Fox Sports World-Middle East, an English-language sports network which airs in the Middle East.

Fox Sports International owns an approximate 38% interest in Fox Pan American Sports LLC (“FPAS”), with Liberty Media Corporation (“Liberty”) and Hicks, Muse, Tate & Furst Incorporated owning the remainder. FPAS owns and operates Spanish-language sports businesses, including the Fox Sports Latin America network (a Spanish-language sports network distributed to subscribers in certain Central and South American nations outside of Brazil) and Fox Sports en Espanol (a Spanish-language sports network serving 5.3 million U.S. cable and DBS households).

National Geographic Channels

FEG holds a non-controlling 66.67% interest in NGC Network US, LLC, the producer of The National Geographic Channel in the U.S., with National Geographic Television (“NGT”) holding the remaining interest. The National Geographic Channel airs documentary programming on such topics as natural history, adventure, science, exploration and culture. The National Geographic Channel currently reaches approximately 44.2 million U.S. cable and DBS households.

FEG, NBC and NGT own approximately 50%, 25% and 25% interests, respectively, in NGC Network International, LLC (“NGCI”), which produces The National Geographic Channel for distribution in various international markets, including certain countries in Europe, Asia and Latin America. The National Geographic Channel is currently shown in approximately 133 countries internationally. National Geographic programming is provided in Australia and certain countries in Europe and Scandinavia by a partnership in which BSkyB, NBC and NGT are currently partners.

Fox Movie Channel

Fox Movie Channel (“FMC”), which is wholly owned by FEG, currently reaches approximately 19.4 million U.S. cable and DBS households. It is Hollywood’s first and only studio-based movie network. FMC showcases commercial-free, unedited contemporary hits and classics from the Fox Library, as well as documentaries and series exploring the movie-making process.

Los Angeles Dodgers

FEG owns substantially all of the Los Angeles Dodgers MLB franchise (the “Dodgers”) and Dodger Stadium. The Dodgers are currently in their 113th year in the National League and in each of the last seven seasons have achieved attendance of over three million fans at Dodger Stadium. On October 10, 2003, News Corporation announced that it had reached an agreement in principle to sell the Los Angeles Dodgers, together with Dodger Stadium and the team’s training facilities in Vero Beach, Florida and the Dominican Republic, to an investment group headed by Mr. Frank McCourt. This agreement is subject to MLB approval and customary conditions.

Hughes

In April 2003, News Corporation, General Motors Corporation (“GM”) and Hughes Electronics Corporation (“Hughes”) reached an agreement in which News Corporation would acquire 34% of Hughes (the “Hughes Transaction”). News Corporation will acquire GM’s approximate 19.9% interest in Hughes for US$3.8 billion (A$5.7 billion) (subject to upward adjustment), of which US$768 million (A$1,157 million) (subject to upward adjustment) may be paid in News Corporation American Depositary Receipts (“ADRs”). News Corporation will acquire through a merger an additional 14.1% of Hughes for approximately US$2.7 billion (A$4.1 billion) that is payable, at News Corporation’s option, in cash, News Corporation ADRs or a combination thereof. Simultaneously with the closing of this transaction, News Corporation will transfer its 34% ownership interest in Hughes to FEG in exchange for promissory notes representing US$4.5 billion (A$6.8 billion) and approximately 74.2 million shares of FEG’s Class A Common Stock, thereby increasing News Corporation’s ownership interest in FEG from 80.6% to approximately 82%. News Corporation’s voting percentage will remain at 97%. The closing of this transaction is subject to a number of conditions, including regulatory approvals.

Hughes is a provider of digital television entertainment, broadband satellite networks and services, and global video and data broadcasting. Hughes’ businesses include: DIRECTV, an all-digital multi-channel entertainment service in the United States, and DIRECTV Latin America, a digital multi-channel service provider in Latin America; Hughes Network Systems, a provider of broadband satellite networks and services to both consumers and enterprises; and PanAmSat Corporation, a publicly held company of which Hughes owns approximately 81%, which is a provider of commercial satellite-based video and data and broadcast services.

Magazines and Inserts

Inserts/Marketing Services

News Corporation’s U.S. marketing operations are organized under News America Marketing Group (“NAMG”).

NAMG consists primarily of the free-standing insert division (“FSI”), and the in-store division, a provider of in-store promotional services (“In-Store”).

FSI is one of the two largest publishers of promotional free-standing inserts in the U.S. Free-standing inserts are multiple-page promotional booklets containing coupons, sweepstakes, rebates and other consumer offers which are distributed to consumers through insertion into local Sunday newspapers. Advertisers, primarily packaged goods companies, pay FSI to produce free-standing inserts, and FSI contracts with and pays newspapers to include the free-standing inserts into their Sunday editions. FSI produces over 64 million free-standing inserts 46 times a year, which are inserted in more than 700 Sunday newspapers throughout the U.S. FSI, through an affiliate, also produces over 5 million free-standing inserts 15 times annually in Canada, which are inserted into more than 140 Canadian newspapers.

NAMG is a leading provider of in-store marketing products and services, primarily to consumer packaged goods manufacturers, with products in more than 36,000 supermarkets, drug stores and mass merchandisers worldwide.

SmartSource®, the first branded endeavor in the couponing industry, is the brand name which is linked with NAMG’s vast assortment of promotional and marketing products, including free-standing inserts and In-Store’s instant coupon machines. The SmartSource® brand currently reaches more than 120 million consumers weekly.

The SmartSource iGroup manages NAMG’s portfolio of database marketing and on-line marketing products and services. The database marketing business, branded SmartSource Direct, provides database marketing and technology solutions for both retailers and manufacturers. The SmartSource Savings Network, which includes SmartSource.com, is an Internet-based network of more than 50 newspaper, retailer and lifestyle sites connected through a common platform that currently delivers printable coupons, samples and other consumer promotions to an audience of more than 30 million consumers.

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

The Weekly Standard, Inside Out and Donna Hay (see Australasia – Magazines and Inserts) compete for readership and advertising with other magazines of similar character and/or with other forms of print and non-print media. Competition for circulation is based upon the editorial and informational content of each publication and its price. Competition for advertising is based on circulation levels, reader demographics, advertising rates and advertiser results.

Newspapers

News Corporation owns the New York Post (the “Post”), a mass circulation, metropolitan morning newspaper that is published seven days a week in New York City. For the month ended June 30, 2003, the newspaper had average daily circulation of approximately 646,623. Additionally, News Corporation operates NYPOST.COM (www.nypost.com), an Internet website that provides content of a nature similar to that contained in the print version of the Post. News Corporation prints the Post in a printing facility in Bronx, New York.

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

During fiscal 2003, approximately 73% of HarperCollins’ revenues were derived from operations in North America and approximately 24% of its revenues were derived from operations in the U.K.. HarperCollins also maintains operations in Canada, Australia, New Zealand and India. These operations, primarily focused on the distribution of books published by HarperCollins in the U.S. and the U.K., also engage in local publishing.

During fiscal 2003, HarperCollins U.S. had 111 adult and children’s titles on The New York Times bestseller list, with 13 titles that reached the #1 spot including Prey by Michael Crichton, Stupid White Men by Michael Moore, The Perricone Prescription by Nicholas Perricone, The Purpose Driven Life by Rick Warren, Dr. Atkins New Diet Revolution by Dr. Robert Atkins, The Divine Secrets of the Ya Ya Sisterhood by Rebecca Wells, The Bad Beginning and The Carnivorous Carnival by Lemony Snicket, I’m Gonna Like Me by Jamie Lee Curtis and Laura Cornell, Princess in Waiting and All-American Girl by Meg Cabot, Dancing In My Nuddy-Pants by Louise Rennison, and If You Take a Mouse To School by Laura Numeroff and Felicia Bond. On April 13th, 2003, ten out of ten titles on the The New York Times Children’s Chapter Books bestseller list were HarperCollins children’s titles.

Zondervan, HarperCollins’ Evangelical Christian Publishing division, published the bestseller The Purpose Driven Life in October 2002. The Purpose Driven Life was #1 on the The New York Times bestseller list and has remained on the list for more than 30 weeks.

HarperCollins competes with other book publishers in all consumer markets.

Other Interests

News Corporation owns approximately 43% of Gemstar-TV Guide. In July 2000, TV Guide, Inc. merged with a subsidiary of Gemstar International Group Limited. As a result of the merger, News Corporation acquired approximately 21% of Gemstar-TV Guide. In May 2001, News Corporation acquired from Liberty an additional approximate 17% interest in Gemstar-TV Guide in exchange for approximately 121.5 million News Corporation ADRs representing approximately 486 million News Corporation Preferred Shares. In December 2001, News Corporation acquired Liberty’s remaining 4% interest in Gemstar-TV Guide in exchange for approximately 28.8 million News Corporation ADRs representing approximately 115.2 million News Corporation Preferred Shares. Gemstar-TV Guide’s common stock is quoted on the Nasdaq National Market under the symbol “GMST”.

Gemstar-TV Guide is a media and technology company that develops, licenses, markets, and distributes technologies, products and services targeted at the television guidance and home entertainment needs of consumers worldwide. Its businesses include technology and intellectual property development and licensing, interactive program guide products and services, and television media and publishing properties.

European Operations

Newspapers

News International Limited (“News International”), a subsidiary of News Corporation, publishes The Times, The Sunday Times, The Sun and the News of the World in the U.K. Sales of these four newspapers account for approximately one-third of all national newspapers sold in the U.K. Both The Times, a daily published Monday through Saturday, and The Sunday Times are leading broadsheet newspapers. The Sun, published each morning Monday through Saturday, and the News of the World, published on Sunday, are both popular, mass market newspapers. The average paid circulation for each of these four national newspapers during the six months ended June 30, 2003 was: The Times– 650,509; The Sunday Times– 1,385,882; The Sun– 3,526,187; and News of the World– 3,876,018.

The printing of all four of News Corporation’s U.K. newspapers (except Saturday and Sunday supplements) takes place principally in four printing facilities owned by News Corporation which are situated in London, Knowsley (near Liverpool), Glasgow, and Ireland.

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

Television

News Corporation holds an approximate 35% interest in BSkyB. BSkyB is the leading pay television broadcaster in the U.K. and Ireland, and is one of the leading suppliers of content, including movies, news, sports and general entertainment programming, to pay television operators in the U.K. As of June 30, 2003, BSkyB had approximately 10.7 million subscribers in the U.K. and Ireland. Of these subscribers, approximately 6.8 million were DTH subscribers, the remainder being wholesale customers on other platforms.

BSkyB’s ordinary shares are listed on the London Stock Exchange and its American Depositary Shares, each representing four BSkyB ordinary shares, are listed on the New York Stock Exchange, in each case under the symbol “BSY”.

DTH subscribers contract directly with BSkyB for the package of basic and premium channels they wish to receive. Cable subscribers, in contrast, contract with their local cable operators, which in turn acquire the rights to distribute certain of the Sky Channels from BSkyB. BSkyB generates revenues directly from its DTH subscribers and from fees paid by cable operators. Programming offered by BSkyB comprises general entertainment, news, sports and movies. Prior to the closure of ITV Digital, a digital terrestrial television (“DTT”) service, in April 2002, BSkyB supplied content to ITV Digital. The multiplex licenses previously held by ITV Digital have since been awarded to the British Broadcasting Corporation (“BBC”) and Crown Castle UK Limited (“Crown Castle”). As part of an agreement with the BBC and Crown Castle, BSkyB has transmitted since October 2002 three of its channels unencrypted free-to-air via the DTT platform, marketed under the brand Freeview.

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

BSkyB’s digital DTH customers can also access interactive services provided by Sky Interactive Limited (a subsidiary of BiB) and others. Sky Interactive provides an interactive TV platform for the development and delivery of interactive services, such as games, home shopping, betting, banking, travel, holiday and e-mail services. Sky Active, the principal interactive services portal operated by Sky Interactive, is currently available free of charge to all digital satellite viewers. It derives revenues principally from premium rate telephone charges, revenue sharing in e-commerce transactions, advertising and tenancy and technology fees.

BSkyB’s main competitors for the acquisition of programming are the major terrestrial broadcasters, digital terrestrial television operators, cable companies and a wide range of pay television channel providers. BSkyB competes for advertising and sponsorship revenue with other broadcasters.

Direct Broadcast Satellite Television

In April 2003, News Corporation and Telecom Italia acquired Telepiu, S.p.A. (“Telepiu”), Vivendi Universal’s satellite pay-television platform in Italy, for approximately €788 million (A$1,313 million), consisting of the assumption of €350 million (A$602 million) in outstanding indebtedness and a cash payment of €438 million (A$711 million). In the acquisition, Telepiu was merged with Stream S.p.A., and the combined platform was renamed SKY Italia, which is owned 80.1% by News Corporation and 19.9% by Telecom Italia.

SKY Italia currently distributes over 100 channels of basic and premium programming services via satellite directly to subscribers. This programming includes exclusive rights to popular sporting events, newly-released movies and SKY Italia’s original programming such as SKY News, Italy’s first 24-hour news channel. As of October 15, 2003, SKY Italia had approximately 2.3 million subscribers.

Other Activities and Interests

Technology

News Corporation owns approximately 77.80% of the equity and 97.23% of the voting power of NDS. NDS’ ADRs are quoted on both the Nasdaq National Market and on Nasdaq Europe under the symbol “NNDS.”

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

At June 30, 2003, approximately 34.4 million set top boxes containing NDS technology were in use worldwide, up from approximately 29.6 million set top boxes at June 30, 2002. NDS’ customers include leading broadcasters such as DIRECTV in the U.S., and BSkyB in the U.K., as well as a number of broadcasters in Latin America, Europe, Israel and the Asia-Pacific region. During the year ended June 30, 2002, DIRECTV gave notice that it intended to take its conditional access systems in-house in accordance with the terms of the contract between NDS and DIRECTV. NDS continues to supply services to DIRECTV after August 2003 under a transition phase of the contract. DIRECTV accounted for approximately 41% of NDS’ revenues in the year ended June 30, 2003.

In September 2002, NDS Group plc and two of its subsidiaries were named defendants in a lawsuit filed by DIRECTV, Inc. (“DIRECTV”) and certain of its affiliates in the United States District Court for the Central District of California. At DIRECTV’s request, the action was filed under seal. On October 21, 2002, NDS filed counterclaims against DIRECTV and a chip manufacturer. In late April 2003, the parties agreed to stay proceedings pending efforts to resolve the disputes through mediation. In August 2003, the parties agreed to stay the litigation between them until the closing of the Group’s acquisition of a 34% interest in Hughes Electronics Corporation (“Hughes”), the parent company of DIRECTV. Upon the closing of the acquisition of the Hughes interest, the litigation and all claims and counterclaims alleged therein will be dismissed with prejudice.

On October 2, 2002, NDS Americas, Inc. was served with subpoenas by the U.S. Attorney’s Office in San Diego, California, seeking documents apparently in connection with an investigation related to claims made in early 2002 by Canal+ Technologies (these claims have been dismissed) and EchoStar’s claims. NDS is cooperating with the investigation. NDS was advised by the U.S. Attorney’s Office in San Diego that it is not currently considered either a target or a subject in the investigation. Lead responsibility for the investigation has been transferred to the U.S. Attorney’s Office for the Central District of California.

On June 6, 2003, Echostar Communications Corporation, Echostar Satellite Corporation, Echostar Technologies Corporation and Nagrastar L.L.C. (together, “Echostar”) filed an action against NDS Group plc and NDS Americas Inc. (together, “NDS”) in the United States District Court for the Central District of California. Echostar filed an amended complaint on October 8, 2003. The amended complaint purports to allege claims for violation of the Digital Millennium Copyright Act, the Communications Act of 1934, the Electronic Communications Privacy Act, The Computer Fraud and Abuse Act, California’s Unfair Competition statute and the federal RICO statute. The complaint also purports to allege claims for civil conspiracy, misappropriation of trade secrets and interference with prospective business advantage. The complaint seeks injunctive relief, compensatory and exemplary damages and restitution. NDS’ response to the amended complaint is not yet due. NDS believes the claims to be baseless and intends to vigorously defend the action. On July 25, 2003, Sogecable, S.A. and its subsidiary Canalsatellite Digital, S.L., Spanish satellite broadcasters and customers of Canal+ Technologies (together, “Sogecable”), filed an action against NDS in the United States District Court for the Central District of California. Sogecable field an amended complaint on October 9, 2003. The amended complaint purports to allege claims for violation of the Digital Millennium Copyright Act and the federal RICO Statute. The complaint also purports to allege claims for interference with contract and prospective business advantage. The complaint seeks injunctive relief, compensatory and exemplary damages and restitution. NDS’ response to the amended complaint is not yet due. NDS believes the claims to be baseless and intends to vigorously defend the action.

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

Other

News Corporation owns an interest in two Dutch FM and cable radio stations, Sky Radio and Radio 103, as well as Classic FM, a Dutch cable radio station. Furthermore News Corporation owns Sky Radio A/S, a Danish FM and cable radio station and Sky Radio Hessen Verwaltung GmbH, a German FM and cable radio station. News Corporation, through its Balkan News Corporation subsidiary, operates bTV, the first national private free over-the-air television station in Bulgaria. bTV provides original and acquired general entertainment programming and news programs. In addition, News Corporation owns a 40% interest in The Wireless Group, which owns and operates a national AM radio franchise and several independent local radio franchises in the U.K.

Through its News Outdoor subsidiary, News Corporation owns 75% of News Out of Home BV, a joint venture with an affiliate of Capital International, Inc. News Out of Home BV owns and operates Town & City II S.A., Exclusive Media s.r.l., News Outdoor Hungary Kft and NewsOutdoor Czech Republic s.r.o., which are outdoor advertising companies located in Poland, Romania, Hungary and the Czech Republic, respectively. News Out of Home BV also owns 64% of Media Support Services Limited, an outdoor advertising company located in Russia.

News Corporation also engages in book publishing in the U.K. through HarperCollins U.K. (For a discussion of News Corporation’s book publishing activities in the U.K., see “United States Operations - Book Publishing” above).

In May 2003, News Corporation sold Mushroom Records (UK) Limited, which engaged in recording, promoting and distributing music in the U.K., to Warner Music U.K. Limited.

News Corporation owns approximately 9.8% of Metromedia International Group, Inc., a U.S. publicly-held company with interests in communications businesses in Eastern Europe, the republics of the former Soviet Union, China and other selected emerging markets.

Australasia Operations

Television

STAR

News Corporation, through its indirect wholly-owned subsidiary STAR Group Limited (“Star”), is engaged in the development, production and distribution of television programming to 53 countries throughout Asia and the Middle East. STAR currently broadcasts in seven languages and across 39 channels. STAR divides its markets into four regions: India; mainland China; Taiwan; and the rest of Asia, with a primary focus on Hong Kong, South Korea, Singapore, the Middle East, Pakistan, the Philippines, Malaysia and Thailand. STAR estimates that approximately 300 million people in 96 million households have access to STAR’s owned and affiliated channels. STAR’s owned and affiliated channels are also distributed in Europe, Australia and North America.

STAR’s programming is primarily distributed via satellite to local cable operators for distribution to their subscribers. In certain countries, STAR also distributes its programming and other third-party programming via satellite directly to viewers. In addition, STAR distributes Channel [V] Mainland China as a free-to-air channel. Phoenix Chinese Channel, owned and operated by Phoenix Satellite Television Holdings Limited (“Phoenix”), which is approximately 38% owned by STAR, also transmits on a free-to-air basis.

STAR is the leading provider of television programming in Asia. Of the 39 channels offered by STAR, 16 channels are wholly owned and operated by STAR, including Xing Kong Wei Shi, a mainland China general entertainment channel, launched in March 2002, that is broadcast in southern China where STAR has been granted official landing rights, several versions of STAR Movies, the highest rated international movie channel in India, STAR Chinese Channel, one of the leading cable channels in Taiwan, and STAR Plus, the highest rated cable channel in India. STAR has also expanded into regional language programming in India and holds a 54.9 % interest in Vijay Television Limited, a major producer and distributor of Tamil language television programming, which supplies content for Vijay TV channel, a Tamil language general entertainment channel which is distributed by STAR throughout India. In addition, STAR provides an additional 22 channels owned and operated by News Corporation and other entities, including NGC Networks Asia (National Geographic), Phoenix, and ESPN STAR Sports, a 50/50 joint venture between STAR and ESPN.

The primary sources of programming on STAR’s owned and affiliated channels include exclusive rights to broadcast: (i) theatrical movies produced by Twentieth Century Fox, Dreamworks SKG, MGM, The Walt Disney Company and StudioCanal; (ii) many of Asia’s most popular sporting events; (iii) an extensive contemporary Asian film library comprising over 600 titles; (iv) over 25,000 hours of original programming produced or commissioned by STAR; and (v) programming produced pursuant to arrangements with leading local production companies. STAR’s other sources of programming include rights to broadcast music videos, as well as music and youth-oriented programming, distributed by Channel [V], a 24-hour music television service in which STAR increased its ownership from 87.5% to 100% in March 2003. In addition, Fortune Star Entertainment Limited, a wholly-owned subsidiary of STAR, was formed to produce theatrical movies and television programming.

In September 2001, STAR entered into a partnership with Hathway Cable & Datacom Private Limited (“Hathway”), one of the leading multi-system cable operators in India, through the acquisition of a 26% equity interest. Hathway also provides broadband Internet services. Hathway is upgrading its existing cable infrastructure to enable it to provide digital cable television service on its platform.

As of July 2003, STAR has aggregate interests of up to 27.1% in 17 cable systems throughout Taiwan, including systems affiliated with the Koos Group, a leading Taiwan business conglomerate. These 17 cable systems had over 2.5 million homes passed and approximately 1.3 million subscribers as at the end of July 2003. The Koos Group and STAR also formed a joint venture company, SK Finance Company Limited, in which STAR has a 20% interest, to fund the digitization and encryption of certain of the Taiwan cable systems in which both the Koos Group and STAR have ownership interests. This digitalization and encryption involves the installation of a digital set-top box in each subscriber’s home through which cable operators can offer additional pay TV channels and simple interactive services.

A joint venture of STAR has formed an alliance with Music Broadcast Private Limited to launch Radio City FM radio stations in India. Currently, Radio City has FM stations in Bangalore, Mumbai, Delhi and Lucknow.

News Corporation holds a minority interest in China Netcom Corporation (Hong Kong) Limited, one of the licensed telecommunication operations in mainland China. During fiscal 2003, STAR held up to an 8.5% interest in Netease.com, which interest was disposed of as of July 10, 2003.

FOXTEL

News Corporation, Telstra Corporation Limited, an Australian telecommunications company, and Publishing and Broadcasting Limited own and operate FOXTEL, a cable and satellite television service in Australia with 25%, 50% and 25% interests, respectively. FOXTEL delivers and manages its cable television service using the Telstra cable network and currently delivers 50 channels on cable and 54 channels on satellite. At June 30, 2003, FOXTEL had approximately 1.1 million subscribers (including subscribers to Optus, an Australian telecommunications company). In connection with the joint venture, News Corporation agreed to offer to FOXTEL all programming for which they have Australian pay television rights for a further six years. This offer is subject to standard industry exceptions, and does not apply to rights previously granted to other parties at the date of the agreement (including the grant to Premium Movie Partnership referred to below). Units of FFE currently license programming to FOXTEL for exhibition on channels carried on FOXTEL’s service. In addition, FOXTEL carries two movie services, Showtime and Encore, programmed by the Premium Movie Partnership, in which a News Corporation subsidiary holds a 20% interest and to which a unit of FFE licenses motion pictures. In December 2002, the FOXTEL channels became available as part of bundled telephony and subscription television offerings by Telstra and Optus.

SKY PerfecTV!

On August 29, 2003, News Corporation sold its approximately 8.1% interest in SKY Perfect Communications Inc., which operates SKY PerfecTV!, the leading multi-channel digital satellite television distribution platform in Japan.

Newspapers

News Corporation is the largest newspaper publisher in Australia, owning more than 100 daily, Sunday, weekly, bi-weekly and tri-weekly newspapers, of which 75 are suburban publications. News Corporation publishes the only nationally distributed general interest newspaper in Australia, leading metropolitan newspapers in each of the major Australian cities of Sydney, Melbourne, Adelaide and Perth and leading suburban newspapers in the suburbs of Sydney, Melbourne, Adelaide and Brisbane. News Corporation’s daily and Sunday newspapers (exclusive of its suburban and regional newspapers) account for in excess of 50% of the total circulation of all daily and Sunday newspapers (excluding suburban and regional newspapers) published in Australia. In addition, News Corporation owns an approximate 42% equity interest in Queensland Press Limited (“QPL”) which owns two metropolitan and nine regional newspapers in Australia. The remaining interest in QPL is held by a wholly-owned subsidiary of Cruden Investments Pty. Limited, a substantial shareholder of News Corporation. See “Item 7. Major Shareholders and Related Party Transactions.”

News Corporation’s principal daily newspapers in Australia are The Australian; The Daily Telegraph, which is published in Sydney; the Herald-Sun, which is published in Melbourne; and The Advertiser, which is published in Adelaide. The Courier-Mail, which is owned by QPL, is the daily newspaper in Brisbane. The Australian, which is Australia’s only general interest national daily newspaper, is printed in six cities and distributed nationwide in Australia. News Corporation’s other principal daily newspapers in Australia, as well as The Courier-Mail, are mass circulation, metropolitan newspapers with broadly-based readerships and are published and distributed regionally. The average Monday to Saturday paid circulation of each of these daily newspapers during fiscal 2003 was as follows: The Australian – 158,119; The Daily Telegraph – 397,283; the Herald Sun – 544,818; The Advertiser – 217,425; and The Courier Mail – 239,530.

News Corporation’s principal Sunday newspapers in Australia are The Sunday Telegraph, which is published in Sydney; the Sunday Herald-Sun, which is published in Melbourne; The Sunday Mail, which is published in Adelaide; and the Sunday Times, which is published in Perth. The Sunday Mail, which is published by QPL in Brisbane, is the Sunday newspaper in that city. All of these newspapers are mass circulation, metropolitan Sunday newspapers with broadly-based readerships reflecting the diversity of the populations of the cities in which they are published. The average paid circulation of each of these Sunday newspapers during fiscal 2003 was as follows: The Sunday Telegraph – 724,628; the Sunday Herald-Sun – 578,565; The Sunday Mail (Adelaide) – 341,399; the Sunday Times – 350,000; and The Sunday Mail (Brisbane) – 612,462.

The balance of the newspapers which News Corporation owns and publishes in Australia are distributed to a wide range of readers in urban, suburban and rural areas and are principally weekly publications. The majority of such newspapers are free-distribution suburban publications, having average weekly circulations of between approximately 16,700 and 127,300. In the Sydney suburban markets, News Corporation owns 17 newspapers; in Melbourne, 30 newspapers; in Brisbane, 16 newspapers; in Adelaide, 11 newspapers and one monthly magazine; and in Perth, News Corporation’s 50% owned suburban group publishes 15 weekly newspapers. The average weekly circulations of News Corporation’s suburban newspapers for the six months ended March 31, 2003 aggregated approximately 5,486,000 homes. News Corporation’s suburban newspapers are leading publications in terms of advertising and circulation in each of their respective markets. News Corporation’s other newspapers in Australia are regional newspapers, circulating throughout broader, less densely populated areas.

News Corporation owns a 45.1% interest in Independent Newspapers Limited (“INL”), which, until June 30, 2003, published approximately 70 newspapers and 15 magazines in New Zealand, and one provincial and two community newspapers in Australia. INL also operated a magazine distribution business in New Zealand and a news and information website (www.stuff.co.nz). In addition, INL owns a 66.25% interest in Sky Network Television Limited, a land-linked UHF network and digital DBS service. On June 30, 2003, INL sold its New Zealand operations (newspapers and magazine business together with its magazine distribution and news and information website). As from that date, INL consists of the provincial and community newspapers in Australia and the interest in Sky Network Television Ltd. On August 28, 2003, INL announced that it had reached agreement to sell its newspaper interests in Australia and that it will make a takeover offer for the shares in Sky Network Television Ltd that it does not already own.

Except for 36 of its suburban newspapers, News Corporation’s Australian newspapers are produced and printed in facilities owned by News Corporation.

(For information regarding newspaper competition and distribution, see “United Kingdom Operations–Newspapers” above).

Filmed Entertainment

Fox Studios Australia is a film and television production facility owned by FEG. Adjacent to the facility is a cinema and retail complex which is a 50/50 joint venture between FEG and Lend Lease Corporation.

Magazines and Inserts

News Magazines Pty. Ltd. (“News Magazines”), News Corporation’s Australian magazine division, publishes Inside Out, a home and lifestyle magazine, and Donna Hay, a home cooking and entertainment magazine. (See discussion of competition under “United States Operations - Magazines and Inserts–Magazines” above.)

Other Activities and Interests

In Australia, News Corporation is also engaged in book publishing and owns Festival Records Pty. Limited and Mushroom Records Pty. Limited, which are engaged in the recording, manufacturing, marketing and distribution of pre-recorded music in Australia and New Zealand. (For a discussion of News Corporation’s book publishing activities in Australia, see “United States Operations - Book Publishing” above.)

Latin American Operations

Television

News Corporation, Globopar Communicacoes e Participacoes S.A. (“Globo”) and Liberty Media International, Inc. (“LMI”), indirectly hold interests in Sky Brasil Servicos Limitada (“Sky Brasil”), the leading DTH pay television service in Brazil. As of June 30, 2003, News Corporation held a 36% equity interest and an approximate 49.25% economic interest in Sky Brasil. Sky Brasil had approximately 760,000 subscribers as of June 30, 2003.

News Corporation holds a 30% interest in Innova, operator of Sky Mexico, the leading DTH pay television service in Mexico. The remaining interests in Innova are held by Grupo Televisa, S.A. (“Televisa”) and LMI, which own 60% and 10% of Innova, respectively. Sky Mexico had approximately 809,000 subscribers as of June 30, 2003.

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

The pay television industries in Brazil, Mexico and Latin America have been and are expected to remain highly competitive. Competition in the pay television business is primarily based upon price, program offerings, customer satisfaction and quality of the system network. The DTH strategic alliances between News Corporation, Globo, LMI and Televisa compete with providers of pay television services utilizing Ku-band and C-band DTH technologies, cable systems, national broadcast networks and regional and local broadcast stations, movie theaters, video and DVD rental stores and other entertainment and leisure activities generally.

Cable Network Programming

Fox Latin American Channel, Inc., a subsidiary of FEG, operates Canal Fox, a general entertainment cable and satellite service for Latin America covering Mexico and Central and South America. Canal Fox broadcasts in the Portuguese language in Brazil and in the Spanish language in the rest of the territory. The channel’s programming line-up consists of movies, series and music specials. Fox LAPTV, LLC, a subsidiary of FEG, owns a 22.5% equity interest in LAPTV, a partnership which distributes three premium pay television channels and one basic television channel in Latin America (excluding Brazil). These channels primarily feature theatrical motion pictures of FEG and three other studio partners in the English language with Spanish subtitles. In addition, Fox Latin America, Inc., a subsidiary of FEG, holds a 12.5% equity interest in Telecine, LLC, which distributes five premium pay television channels in Brazil. These channels primarily feature theatrical motion pictures of FEG and three other studio partners in the English language with Portuguese subtitles.

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

In February 1998, the FCC adopted a final table of digital channel allotments and rules for the implementation of digital television (“DTV”) service (including high-definition television) in the U.S. The digital table of allotments provides each existing full power television station licensee or permittee, including the 35 Fox Television Stations, with a second broadcast channel in order to facilitate a transition from analog to digital transmission, conditioned upon the surrender of one of the channels at the end of the DTV transition period. All of the Fox Television Stations have launched digital facilities. Under FCC rules, television stations may use their second channel to broadcast either one or two streams of “high definition” digital programming or to “multicast” several streams of standard definition digital programming or a mixture of both. Broadcasters may also deliver data over these channels, provided that such supplemental services do not derogate the mandated, free over-the-air program service. FEG is currently formulating plans for use of its digital channels. It is difficult to assess how digital television will affect FEG’s broadcast business with respect to other broadcasters and video program providers.

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

On June 2, 2003, the FCC concluded the 2002 biennial review of its broadcast ownership regulations required by the 1996 Telecom Act by amending its rules governing the ownership of television and radio stations and by replacing its newspaper/broadcast cross-ownership ban and the radio/television cross-ownership restriction with a new set of cross-media ownership limits. The new rules would (i) permit an entity to have an attributable ownership interest in an unlimited number of television stations nationally so long as the audience reach of such stations does not exceed, in the aggregate and after the application of the UHF Discount, 45% of U.S. television households; (ii) permit common ownership of up to three television stations in DMAs with 18 or more television stations, and two television stations in DMAs with between 5 and 17 television stations, provided, in both cases, that a single entity cannot have an attributable interest in two television stations ranked among the top four (in terms of audience share) in any DMA (the “Local Restriction”); (iii) permit (A) in markets with 9 or more television stations, common ownership of daily newspapers and up to the maximum number of television and radio stations permitted by the Local Restriction and the local radio ownership rule, and (B) in markets with between 4 and 8 television stations, common ownership of a daily newspaper and up to 50% of the television and radio stations permitted by the Local Restriction and the local radio ownership rule, or a daily newspaper and up to the maximum number of radio stations permitted by the local radio ownership rule. Several parties have appealed the FCC’s biennial review decision and/or have petitioned the FCC to reconsider the new rules. On September 3, 2003, the United States Court of Appeals for the Third Circuit issued an Order staying the effectiveness of the new rules. In addition, several legislative measures have been introduced in Congress to repeal or prevent the implementation of some or all of the new rules. It is not possible to predict the timing or outcome of the appeals, petitions or Congressional action or their effect on News Corporation. For information on the television stations owned and operated by News Corporation, see “—Fox Television Stations” above.

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

The FCC continues to enforce strictly its regulations concerning “indecent” programming, political advertising, environmental concerns, equal employment opportunity, technical operating matters and antenna tower maintenance. FCC rules require the closed captioning of most broadcast and cable programming on a phased in basis, beginning in the year 2000. In addition, television broadcast station licenses retain the right to reject or refuse network programming in certain circumstances or to substitute programming that the licensee reasonably believes to be of greater local or national importance. Violation of FCC regulations can result in substantial monetary forfeitures, periodic reporting conditions, short-term license renewals and, in egregious cases, denial of license renewal or revocation of license.

Cable Network Programming

FCC regulations adopted pursuant to the 1992 Cable Act prevent a cable operator that has an attributable interest (including voting or non-voting stock ownership of 5% or more or limited partnership equity interests of 5% or more) in a programming vendor from exercising undue or improper influence over the vendor in its dealings with competitors to cable. The regulations also prohibit a cable programmer in which a cable operator has an attributable interest from entering into exclusive contracts with any cable operator or from discriminating among competing multi-channel program distributors in the price, terms and conditions of sale or delivery of programming. With respect to cable systems having channel capacity of less than 76 channels, the FCC’s regulations limit to 40% the number of programming channels that may be occupied by video programming services in which the cable operator has an attributable interest. As a result of Liberty’s ownership interest in News Corporation, cable networks operated by Fox Cable Networks Group and Fox News are subject to these requirements. Similarly, Cablevision is deemed to have an attributable interest in RPP. The FCC’s program access and non-discrimination regulations therefore restrict the ability of these cable programming services to enter into exclusive contracts. The rules also permit multi-channel video programming distributors (such as multi-channel multi-point distribution services (“MMDS”), satellite master antenna televisions (“SMATV”), DBS and DTH operators) to bring complaints against FEG to the FCC charging that they are unable to obtain the affected programming networks on nondiscriminatory terms. While cable systems are expanding their capacity, there may be instances in which a Cablevision system with 75 channels or less will not be able to carry an RPP channel or will have to remove another affiliated channel.

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

United Kingdom

Television

BSkyB is subject to regulation principally in the U.K. and the European Community (“EC”). The regimes which affect its business include broadcasting, telecommunications and competition (anti-trust) laws and regulations. Relevant authorities may introduce additional or new regulations applicable to BSkyB. In addition to sector specific regulation, various of BSkyB’s principal and other agreements and business practices are subject to review under U.K. and/or EC competition law.

Under U.K. and EC competition law, entities which are party to infringing agreements or which engage in infringing conduct may be fined substantially. In addition, infringing agreements may, unless exempted, be void in whole or in part and infringing conduct may be prohibited.

In December 2000, the U.K. Office of Fair Trading (“OFT”) commenced an investigation of BSkyB under The Competition Act 1998, and in particular, BSkyB’s supply of wholesale pay television. This investigation replaced an ongoing review of undertakings given by BSkyB in 1996 under the Fair Trading Act 1973. On December 17, 2002, the OFT announced that BSkyB had not been found in breach of competition law. Two competitors of BSkyB requested, under The Competition Act 1998, the OFT to vary or withdraw its decision concerning BSkyB. On July 29, 2003, the OFT announced that it had rejected both requests. Both competitors have the right to appeal this decision of the OFT to the Competition Appeals Tribunal.

The EC Commission has commenced investigations into a number of agreements, decisions or practices leading to the acquisition of broadcasting rights to football events within the European Economic Area, including the sale of exclusive broadcast rights to Premier League football by the Football Association Premier League (“FAPL”). In July 2003, BSkyB received a request for information from the EC Commission concerning the bidding process then being undertaken by the FAPL in relation to the sale of Premier League football rights in respect of the three year period 2004-2007. While this EC Commission investigation remains ongoing, the FAPL announced that BSkyB has been awarded all four packages of exclusive live U.K. rights to FAPL football from the beginning of the 2004-2005 season to the end of the 2006-2007 season. BSkyB is currently unable to assess whether this EC Commission investigation will have a material effect on its financial results.

Australasia

Television

STAR broadcasts television programming over a “footprint” covering approximately 53 countries. Government regulation of direct reception and redistribution via cable or other means of satellite television signals, where it is addressed at all, is treated variously throughout STAR’s footprint. At one extreme are absolute bans on private ownership of satellite receiving equipment. Some countries, however, have adopted a less restrictive approach, opting to allow ownership of satellite receiving equipment by certain institutions and individuals but they can receive only authorized broadcasts. At the opposite end of the spectrum are countries where private satellite dish ownership is allowed and laws and regulations have been adopted which support popular access to satellite services through local cable redistribution.

Most television services within STAR’s footprint, whether free or pay, are also subject to licensing requirements, although these requirements are imposed on the local broadcast operators who collect the subscription fees rather than on program suppliers, such as STAR, which license local broadcast operators to receive its programming. In addition, most countries in STAR’s footprint control the content offered by local broadcast operators through censorship requirements to which program suppliers, such as STAR are also subject, with the censorship requirements for pay television generally being less stringent than those for free-to-air terrestrial television. Certain countries also impose obligations to carry government-operated or terrestrial channels or require a minimum percentage of local content. Other countries require local broadcast operators to obtain government approval to retransmit foreign programming.

Most countries within STAR’s footprint, including in STAR’s key markets, have promulgated legislative regulatory frameworks for the satellite and cable television industry.

In India, private satellite dish ownership is allowed but there are regulations to restrict the type of receiving equipment that is permitted so as to limit viewership of DTH television and there is a licensing framework in place to govern DTH platform operators. Local cable television operators are required to carry certain government-operated or free-to-air terrestrial channels but retransmissions of foreign satellite channels by local cable operators is freely permitted.

In mainland China, private satellite dish ownership is prohibited except with special approval for hotels, government and foreign institutions which can receive only authorized broadcasts. Local cable and free-to-air terrestrial operators are required to broadcast a minimum of local content and retransmission of foreign satellite channels by local operators is prohibited except with special approval.

In Taiwan, private satellite dish ownership is allowed. The maximum subscription fee chargeable by cable television operators is set by both the national and local governments; retransmission of foreign satellite programming by local cable operators is permitted but local cable operators are also required to carry terrestrial channels and broadcast a minimum percentage of local content.

Additional categories of regulation of actual or potential significance to STAR are restrictions on foreign investment in platform or channel businesses, uplink-downlink licensing regulations and copyright protection and enforcement.

Latin America

Each of the Latin American DTH platforms is subject to a specific regulatory regime in its home country. Each platform operates its satellite distribution business subject to a license that it or one of its partners holds. Licenses are currently held for operations in Brazil, Mexico, Colombia, Chile and Argentina. These licenses expire at various dates beginning in 2009.

Other International Regulation

Filmed Entertainment

In countries outside of the U.S., there are a variety of existing or contemplated governmental laws and regulations which may affect the ability of FFE to distribute and/or license its motion picture and television products to cinema, television or in-home media, including copyright laws and regulations which may or may not be adequate to protect its interests, cinema screen quotas, television quotas, contract term limitations, discriminatory taxes and other discriminatory treatment of U.S. products. The ability of countries to deny market access or refuse national treatment to products originating outside their territories is regulated under various international agreements including the World Trade Organization’s General Agreement on Tariffs and Trade and General Agreement on Trade and Services; however, these agreements have limited application with respect to preventing the denial of market access to audio-visual products originating outside the European Union.

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

Subsidiary	Country of Incorporation	Percentage Ownership
Fox Entertainment Group, Inc.	U.S.	80.6%
Twentieth Century Fox Film Corporation	U.S.	80.6%*
Fox Television Holdings, Inc.	U.S.	80.6%**
Fox Broadcasting Company	U.S.	80.6%*
Fox Sports Networks, Inc.	U.S.	80.6%*
NDS Group plc	U.K.	77.8%
News America Marketing In-Store Services, Inc.	U.S.	100%
News America Marketing FSI, Inc.	U.S.	100%
News International Limited	U.K.	100%
News Limited	Australia	100%
HarperCollins Publishers, Inc.	U.S.	100%
HarperCollins Publishers Limited	U.K.	100%
STAR Group Limited	Cayman Islands	100%

*	News Corporation holds 97.0% of the voting power of these entities.
**	Mr. K. Rupert Murdoch owns voting preferred stock representing 76% of the voting power of this entity.

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

United States

News Corporation’s principal real properties in the U.S. are the following:

(a) The Fox Studios Lot, in Los Angeles, California, owned by FEG. The Fox Studios Lot consists of approximately 54 acres containing sound stages, production facilities, administrative, technical and dressing room structures, screening theaters and machinery, equipment facilities and three restaurants. FEG also leases approximately 320,000 square feet of office space at Fox Plaza, located adjacent to the Fox Studios Lot. In addition, FEG also owns Dodger Stadium, which is situated on approximately 275 acres of property in Los Angeles. FEG is a party to a sale-leaseback arrangement with civic authorities for Dodgertown, the Dodger’s 64 acre spring training facility in Vero Beach, Florida.

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

(d) The printing plant of the New York Post (the “Post”) located in a 494,700 square foot building on a 16.4 acre site in Bronx, New York.

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

(g) The facilities used by STAR for its television broadcasting and programming operations are located in two locations in Hong Kong consisting of approximately 60,000 square feet of space owned in one location and approximately 170,000 square feet of space leased in the other location.

In addition, QPL owns or leases a total of approximately 1,213,000 square feet of building space utilized in its newspaper publishing operations. Of such total, approximately 1,167,000 square feet is situated in buildings owned by QPL.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section should be read in conjunction with the Consolidated Financial Statements of The News Corporation Limited and Subsidiaries (“News Corporation” or the “Group”) and related notes set forth elsewhere herein.

The Consolidated Financial Statements of News Corporation have been prepared in accordance with accounting principles generally accepted in Australia (“A-GAAP”) and are presented in Australian dollars (except as otherwise indicated). A-GAAP differs significantly in certain respects from accounting principles generally accepted in the United States (“US-GAAP”) as described in Note 34 to the Consolidated Financial Statements of News Corporation. See “US-GAAP Reconciliation” in this section for a comparison of revenue, operating income and net profit (loss) attributable to members of the parent entity under A-GAAP and US-GAAP.

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

Property, Plant and Equipment

Land, buildings and equipment are recorded at cost and are depreciated on a straight-line method over the estimated useful lives of such assets. Changes in circumstances such as technological advances, changes to the Group’s business model or changes in the Group’s capital strategy could result in the actual useful lives differing from the Group’s estimates. In those cases where the Group determines that the useful life of buildings and equipment should be shortened, the Group would depreciate the asset over its revised remaining useful life thereby increasing depreciation expense.

Intangible Assets

The Group has significant intangible assets including Federal Communications Commission (“FCC”) television station licenses, newspaper mastheads, distribution networks, sports franchises, publishing rights and goodwill. The Group accounts for its business acquisitions under the purchase method of accounting. The total cost of acquisitions is allocated to the underlying net assets, based on their respective estimated fair market values. Goodwill is recorded as the difference between the cost of acquiring an entity and the estimated fair market values assigned to its tangible and identifiable intangible net assets at the date of acquisition. Determining the fair market value of assets acquired and liabilities assumed requires management’s judgment and often involves the use of significant estimates and assumptions, including, among others, assumptions with respect to future cash inflows and outflows, discount rates, asset lives, and market multiples, among other items. The judgments made in determining the estimated fair market value assigned to each class of intangible assets acquired as well as their useful lives can significantly impact net profit (loss) attributable to members of the parent entity. Except for goodwill, no amortization is provided against the Group’s intangible assets since, in the opinion of the Directors, the lives of the publishing rights, titles and television licenses are indefinite.

Recoverable Amount

The Group assesses potential impairment of non-current assets under the guidance of Australian Accounting Standards Board 1010, “Recoverable Amounts of Non-Current Assets.” The recoverable amount of publishing rights, titles and television licenses and goodwill has been determined by discounting the expected net cash inflows arising from their continued use or sale. Discounting has not been used to determine the recoverable amount of all other non-current assets.

Employee Costs

Superannuation and other postretirement benefit costs and obligations are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on plan assets, mortality rates and other factors. In respect of the Group’s defined benefit superannuation plans the Group recognizes pension costs at the required levels of contributions made or actuarially determined. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the disclosures in respect to projected superannuation and other postretirement obligations.

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

Results of Operations—Fiscal 2003 vs. Fiscal 2002

The following table sets forth the Group’s operating results by segment, for fiscal 2003 as compared to fiscal 2002.

	For the year ended 30 June,
	2003	2002	Change	% Change
	(A$ in millions)
Revenues:
Filmed Entertainment	$7,689	$7,714	$(25)	—%
Television	8,162	8,160	2	—%
Cable Network Programming	3,891	3,569	322	9%
Direct Broadcast Satellite Television	340	—	340	100%
Magazines & Inserts	1,583	1,650	(67)	(4)%
Newspapers	4,659	4,604	55	1%
Book Publishing	1,992	2,059	(67)	(3)%
Other	1,597	1,258	339	27%

Total revenues	$29,913	$29,014	$899	3%

Operating income:
Filmed Entertainment	$1,099	$904	$195	22%
Television	1,459	873	586	67%
Cable Network Programming	736	380	356	94%
Direct Broadcast Satellite Television	(104)	—	(104)	100%
Magazines & Inserts	438	448	(10)	(2)%
Newspapers	686	822	(136)	(17)%
Book Publishing	227	224	3	1%
Other	(189)	(109)	(80)	(73)%

Total operating income	$4,352	$3,542	$810	23%

Net loss from associated entities	$(89)	$(1,434)	$1,345	94%

Borrowing costs	(1,000)	(1,291)	291	23%
Interest income	209	291	(82)	(28)%

Net borrowing costs	(791)	(1,000)	209	21%
Dividends on exchangeable preferred securities	(94)	(93)	(1)	(1)%
Other revenues before tax	679	5,627	(4,948)	(88)%
Other expenses before tax	(1,057)	(17,601)	16,544	94%

Profit (loss) from ordinary activities before income tax	$3,000	$(10,959)	$13,959	127%

Income tax benefit (expense) on:
Ordinary activities before other items	$(989)	$(640)	$(349)	(55)%
Other items	215	(15)	230	1,533%

Net income tax benefit (expense)	$(774)	$(655)	$(119)	(18)%

Net profit (loss) from ordinary activities after tax	$2,226	$(11,614)	$13,840	119%
Net profit attributable to outside equity interests	(418)	(348)	(70)	(20)%

Net profit (loss) attributable to members of parent entity	$1,808	$(11,962)	$13,770	115%

Overview. For the year ended 30 June, 2003, the Group’s revenues increased A$899 million from A$29,014 million for the year ended 30 June, 2002 to A$29,913 million. This 3% increase was primarily due to revenue increases at the Cable Network Programming segment and the consolidation of SKY Italia. On a consolidated basis, fiscal 2003 operating expenses increased by A$89 million to A$25,561 million. For the year ended 30 June, 2003, Operating income increased A$810 million to A$4,352 million from A$3,542 million of the corresponding period of the prior year. This increase was due primarily to operating increases at the Television and Cable Network Programming segments. During fiscal 2003, the US Dollar declined approximately 11% from fiscal 2002 as compared to the Australian Dollar, which materially impacted the Group’s conversion of the US operations into Australian Dollars for fiscal 2003 as compared to fiscal 2002.

Net losses from associated entities for fiscal 2003 improved to A$89 million from A$1,434 million in fiscal 2002. The reduction in operating losses is primarily due to increased contributions from British Sky Broadcasting Group plc (“BSkyB”) and National Geographic Channel (US) as well as the comparable favorable impact of foreign currency fluctuations in certain Latin American pay television platforms. Included in net losses from associated entities for the year ended 30 June, 2003 are the Group’s share of asset sale gains recognized by Independent Newspapers Limited, offset by a write down in the value of certain assets of Sky Multi-Country Partners, a Latin American pay television platform. Included in fiscal 2002 is the Group’s equity accounted share of the write off by its associate BSkyB of its investment in KirchPayTV.

Net profit (loss) attributable to members of the parent entity for the year ended 30 June, 2003 was A$1,808 million (A$0.31 per ordinary share and A$0.37 per preferred limited voting ordinary share), an improvement of A$13,770 million from a loss of A$11,962 million (A$2.17 loss per ordinary share and A$2.60 loss per preferred limited voting ordinary share) for the corresponding period of the prior year. This improvement was primarily due to the fiscal 2002 write down of Gemstar-TV Guide International, Inc. (“Gemstar”) of A$11 billion as compared to a fiscal 2003 write down of A$551 million. Also contributing to this improvement was the fiscal 2003 gain realized following the issuance of additional common stock by Fox Entertainment Group, Inc. (“FEG”).

Filmed Entertainment. Revenue at the Filmed Entertainment segment of A$7,689 million was flat as compared to the prior year. In local currency, revenue increased 11% primarily due to increased worldwide home entertainment revenues, most notably from the strong worldwide performance of Ice Age and Shallow Hal, and increased worldwide theatrical revenues due to the strong releases of X-2: X-Men United and Daredevil. During fiscal 2003, the Group had several successful theatrical releases, including the domestic theatrical launches and subsequent strong home entertainment performances of Like Mike and Drumline and the international theatrical launches and subsequent strong home entertainment performances of Minority Report and Road to Perdition. Prior year results included the strong worldwide theatrical, worldwide home entertainment and domestic pay-television performances of Planet of the Apes and Dr. Dolittle 2, worldwide theatrical performance of Ice Age and the international theatrical and worldwide home entertainment performance of Moulin Rouge. For the year ended 30 June, 2003, the Filmed Entertainment segment reported Operating income of A$1,099 million, a 22% increase as compared to A$904 million for the prior year. The increase in Operating income was primarily due to the revenue increases noted above, most notably from Ice Age, and improved margins on DVD product due to increased volume, which were partially offset by increased home entertainment marketing costs. At Twentieth Century Fox Television (“TCFTV”), for the year ended 30 June, 2003, contributions increased due to increased worldwide home entertainment revenues for 24, Angel, Buffy the Vampire Slayer and The Simpsons, higher network revenues for The Practice and the domestic syndication of The X-Files and King of the Hill. Improved profit rates on series due to DVD products and lower series production costs due to fewer episodes being produced also contributed to TCFTV’s increased results.

Television. Revenues for the Television segment of A$8,162 million were consistent as compared to A$8,160 million reported in the corresponding period of the prior year. Decreases at the Fox Broadcasting Company (“FOX”) were partially offset by increased revenues at STAR. Operating income for the Television segment for the year ended 30 June, 2003 increased 67% to A$1,459 million from A$873 million in the prior year. This increase was due to improved results across all of the Television businesses.

For the year ended 30 June, 2003, the Group’s television stations’ revenues were consistent as compared to the corresponding period of the prior year. In local currency, a 13 % revenue increase primarily resulted from higher advertising revenues, the impact of the stations acquired with the purchase of Chris-Craft Industries, Inc. (the “Acquired Stations”) and the acquisition of WPWR. Advertising revenues in the 26 markets of the

Group’s 35 owned and operated television stations (“O&Os”) continued to improve versus the prior year, up approximately 9%. This increase is primarily due to the market rebounding and heavy political spending. Automotive, movies, telecommunications and political spending are all stronger than the prior year. The revenue increases noted above contributed to the Group’s O&Os market share increase of 1.4 percentage points from the prior year. This market share gain was partially offset by heavy political spending on competitor stations this year, the loss of the New York Yankee broadcasts in the New York market and the loss of the Boston Red Sox broadcasts in the Boston market. For the year ended 30 June, 2003, the Group’s O&Os reported an Operating income increase of 11% over fiscal 2002. This increase was due to the revenue increases noted above and lower local program production costs as a result of the non-renewal of New York Yankee and Boston Red Sox baseball game broadcasts. This increase was partially offset by higher fringe benefits expenses, a full year of the Acquired Stations’ operating expenses in the current year, higher marketing costs to promote the FOX prime time schedule and operating expenses of WPWR.

For the year ended 30 June, 2003, FOX’s revenues decreased 2% from the corresponding period of the prior year. In local currency, FOX’s revenues increased 10% due to higher ratings and pricing increases for prime time programming, most notably from American Idol and Joe Millionaire, higher ratings for the National Football League (“NFL”), and the DAYTONA 500, which was not telecast on FOX in the prior year. These increases were partially offset by the non-recurring telecast of the Super Bowl on FOX in the prior year. Operating losses for FOX improved 68% from the corresponding period of the preceding year. These operating improvements were driven by the revenue increases in local currency noted above and lower programming rights costs due to the non-recurring telecast of the Super Bowl on FOX in the prior year. These improvements were partially offset by higher prime time license fees for returning series, increased costs for series cancellations, higher programming costs related to the Group’s US sports contracts, and increases in advertising expenses for prime time series.

For the year ended 30 June, 2003, STAR’s revenues increased 5% from the corresponding period of the prior year. Subscription revenues increased 22% due to an increase in subscribers and average affiliate fees. Advertising revenues grew 9% due to the increasing popularity of the STAR channels in Taiwan and India and STAR Plus continuing to maintain its leadership position in India. For the year ended 30 June, 2003, STAR reported Operating income of A$12 million as compared to a loss of A$44 million in the corresponding period of the prior year, an increase of 128%. This increase primarily resulted from the increase in revenues noted above, partially offset by increased expenses, increased advertising and promotional costs in India and the expansion of operations in China.

Cable Network Programming. The Cable Network Programming segment reported revenues of A$3,891 million for the year ended 30 June, 2003, an increase of 9% from A$3,569 million in fiscal 2002. This increase reflects improved results across all of the Cable Network Programming channels. Also contributing to this increase was the full year consolidation of the Sunshine Network (“Sunshine”) and Fox Sports International. Fox News Channel’s (“Fox News”), FX Network’s (“FX”) and the majority-owned regional sports networks’ (“RSNs”) revenues increased 24%, 3% and 3%, respectively.

At Fox News, advertising revenues increased 85% in local currency from the prior year due to improved ratings and increased pricing, partially offset by higher pre-emptions. Affiliate revenues increased by 9% in local currency, attributed to an increase in subscribers versus the prior year. As of 30 June, 2003, Fox News reached approximately 83 million Nielsen households, a 3% increase over the prior year.

At FX, advertising revenues increased 25% in local currency over the prior year as a result of increased subscribers and higher pricing. FX affiliate revenues increased 9% in local currency from the prior year, reflecting an increase in subscribers. As of 30 June, 2003, FX reached over 80 million Nielsen households, a 3% increase over the prior year.

At the RSNs, affiliate revenues increased 19% in local currency over the prior year primarily from an increase in direct to home (“DTH”) subscribers and the consolidation of Sunshine. Advertising revenues increased 12% in local currency primarily due to the telecast of more Major League Baseball (“MLB”) and collegiate games and the higher pricing per game for MLB, National Basketball Association (“NBA”) and National Hockey League telecasts resulting from an improved sports advertising market, partially offset by a reduced number of NBA games.

The Cable Network Programming segment reported Operating income of A$736 million, an increase of A$356 million from the prior year. These improvements were primarily driven by the revenue increases noted above, the prior year bad debt provision related to Adelphia Communications Corporation receivables and the consolidation of Sunshine for the full year. Partially offsetting these improvements were higher expenses for programming enhancements and consumer marketing at Fox News, higher programming costs at FX and Speed Channel, Inc. (“SPEED Channel”), higher average rights fees for professional events at the RSNs and the consolidation of expenses from Sunshine and Fox Sports International for the full year.

Direct Broadcast Satellite Television. In April 2003, the Group and Telecom Italia S.p.A. (“Telecom Italia”) completed the previously announced acquisition of the Italian satellite pay-television platform, Telepiu, S.p.A. (“Telepiu”), from Vivendi Universal for consideration of approximately A$1,313 million including the assumption of A$602 million indebtedness and a cash payment of A$711 million. As a result of the transaction, the Group and Telecom Italia combined Telepiu with Stream S.p.A. (“Stream”) to form SKY Italia, resulting in the Group owning 80.1% of SKY Italia and Telecom Italia owning the remaining 19.9%.

For the two months ended 30 June, 2003, in which the Group consolidated the results of SKY Italia, SKY Italia reported revenues of A$340 million. For the two months ended 30 June, 2003, SKY Italia reported an operating loss of A$104 million reflecting initial losses from the integration of the two platforms. The integration process is focusing on the subscriber management systems, broadcast operations and programming content to support the new unified platform launched on 31 July, 2003.

Magazines and Inserts. For the year ended 30 June, 2003, the revenues of the Magazine and Inserts segment decreased 4% to A$1,583 million from A$1,650 million in the corresponding period of the prior year. In local currency, revenues increased 7% from the corresponding period of the prior year due to volume increases at both the Free Standing Insert (“FSI”) business and the InStore advertising business. The volume increase at FSI was due to an increase in market share and the increase at InStore was due to higher demand for their shelf products. Operating income decreased 2% to A$438 million in fiscal 2003 from A$448 million in the corresponding period of the prior year. In local currency, Operating income increased 9% primarily due to the revenue increases noted above, lower paper costs and lower circulation rates, partially offset by an increase in operating expenses directly correlated to the volume increases at FSI and InStore and higher marketing costs.

Newspapers. The Newspapers segment reported revenue of A$4,659 million, which was flat as compared to A$4,604 million in the corresponding period of the prior year. For the year ended 30 June, 2003, Operating income at the Newspapers segment was A$686 million, a decline of 17% from A$822 million reported in the prior year, primarily due to decreases at the UK Newspapers.

For the year ended 30 June, 2003, the UK newspapers’ revenues were consistent as compared to the corresponding period of the prior year due to increases in advertising revenues for fiscal 2003 being offset by declines in circulation revenues. The increase in advertising revenue was driven by growth at The Sun and The News of the World due to higher classified and display advertisements. Circulation revenues declined as a result of cover price reductions at The Sun, partially offset by increased circulation revenues at The Times and The Sunday Times. As a result of the reduction in cover price at The Sun, circulation of The Sun has increased 3% as compared to fiscal 2002. Operating income at the UK Newspapers decreased 29% due to cover price reductions at The Sun and the costs associated with the war coverage and higher employee costs.

For the year ended 30 June, 2003, the Australian newspapers’ revenues increased 5% from the corresponding period of the prior year due to a 6% increase in advertising revenues. Advertising revenues increased due to increases in display advertising driven by strong growth in the national, retail and real estate categories. Circulation revenues increased 2% in fiscal 2003 due to increases in circulation and cover prices. The Australian newspapers’ Operating income increased 10% as compared to fiscal 2002. This operating income increase primarily resulted from the revenue increases noted above, partially offset by an increase in salaries, new editorial costs and increased marketing costs.

Book Publishing. HarperCollins’ revenues of A$1,992 million in fiscal 2003 decreased 3% as compared to A$2,059 million in fiscal 2002. In local currency, revenues improved 8%, primarily attributable to the strong performances in US General Books, Zondervan and the UK divisions. In fiscal 2003, HarperCollins had 111 titles on the New York Times bestseller lists as compared to 106 in fiscal 2002. During fiscal 2003, 13 titles reached the number one position as compared to nine in the prior year. Notable releases in fiscal 2003 include Prey by Michael Crichton, The Purpose Driven Life by Rick Warren, Let Freedom Ring by Sean Hannity, Who Says Elephants Can’t Dance by Louis V. Gerstner and Unless I’m Very Much Mistaken by Murray Walker. The Lemony Snicket series in the Children’s division continued to contribute significant revenues in fiscal 2003. For the year ended 30 June, 2003, Operating income of A$227 million was consistent as compared to A$224 million from the corresponding period of the prior year. In local currency, Operating income increased 13% as compared to the prior year as a result of revenue increases noted above and strict cost controls, partially offset by increased operating expenses as a result of higher volume sales.

Net loss from associated entities. Net loss from associated entities of A$89 million improved A$1,345 million from losses of A$1,434 million in fiscal 2002.

	For the year ended 30 June,
	2003	2002	Change	% Change
	(A$ in millions)
The Group’s share of the profit (loss) after income tax of its associated entities consist principally of:
BSkyB	$132	$(51)	$183	359%
Stream, S.p.A.	(294)	(66)	(228)	(345)%
Sky Latin America:
Sky Brasil	(56)	(120)	64	53%
Innova, S. de R.L. de C.V. (Mexico)	(37)	(92)	55	60%
Other	(41)	(78)	37	47%
Fox Sports Cable Networks	44	33	11	33%
FOXTEL	(15)	(15)	—	—%
ESPN Star Sports	3	(11)	14	127%
Other associated entities	105	86	19	22%

Net loss from associated entities after income tax before other items	(159)	(314)	155	49%
Other items after income tax	70	(1,120)	1,190	106%

Net loss from associated entities after income tax and other items	$(89)	$(1,434)	$1,345	94%

Net losses from associated entities for fiscal 2003 improved to A$89 million from A$1,434 million in fiscal 2002. The reduction in operating losses is primarily due to increased contributions from BSkyB and National Geographic Channel (US) as well as the favorable impact of foreign currency fluctuations in certain Latin American pay television platforms. Included in net losses from associated entities for the year ended 30 June, 2003 are the Group’s share of asset sale gains recognized by Independent Newspapers Limited, offset by a write down in the value of certain assets of Sky Multi-Country Partners, a Latin American pay television platform. Included in fiscal 2002 is the Group’s equity accounted share of the write off by its associate BSkyB of its investment in KirchPayTV.

Net borrowing costs. Net borrowing costs decreased A$209 million for the year ended 30 June, 2003 to A$791 million from A$1,000 million in fiscal 2002 due to the decreased interest expense related to the redemption of the Fox Sports Networks Notes, the 8 5/8% Notes due 2003 and the 10 1/8% Notes due 2012 during fiscal 2003.

Net income tax (expense) benefit. Net income tax expense of A$774 million during fiscal 2003 increased from an expense of A$655 million during fiscal 2002. The difference of the net income tax expense of A$774 million as compared to the prima facie tax at the statutory rate of A$927 million is primarily attributed to benefits received from amortization of certain intangible assets.

Net profit attributable to outside equity interests. Net profit attributable to outside equity interests of A$418 million for the year ended 30 June, 2003 increased from A$348 million in fiscal 2002 due to increased results at FEG and NDS partially offset by SKY Italia losses.

Net profit (loss) attributable to members of the parent entity. Net profit (loss) attributable to members of the parent entity for the year ended 30 June, 2003 was A$1,808 million, an improvement of A$13,770 million from a loss of A$11,962 million for the corresponding period of the prior year. This improvement was primarily due to the fiscal 2002 write down of Gemstar of A$11 billion as compared to a fiscal 2003 write down of A$551 million. Also contributing to this improvement was the fiscal 2003 gain realized following the issuance of additional common stock by FEG. The prior year loss primarily relates to the write down of the Group’s carrying value in Gemstar, Stream and KirchMedia as well as the write down of the Group’s US sports contracts for the NFL, MLB and the National Association of Stock Car Auto Racing (“NASCAR”) and Cricket programming rights. These prior year write downs were partially offset by the gains recognized on the sales of Fox Family Worldwide, Inc. (“FFW”), EchoStar Communications Corporation and Outdoor Life Network LLC (“Outdoor Life”).

Results of Operations—Fiscal 2002 vs. Fiscal 2001

The following table sets forth the Group’s operating results by segment, for fiscal 2002 as compared to fiscal 2001.

	For the year ended 30 June,
	2002	2001	Change	% Change
	(A$ in millions)
Revenues:
Filmed Entertainment	$7,714	$6,795	$919	14%
Television	8,160	6,838	1,322	19%
Cable Network Programming	3,569	2,696	873	32%
Magazines & Inserts	1,650	1,675	(25)	(1)%
Newspapers	4,604	4,600	4	0%
Book Publishing	2,059	1,907	152	8%
Other	1,258	1,067	191	18%

Total revenues	$29,014	$25,578	$3,436	13%

Operating income:
Filmed Entertainment	$904	$487	$417	86%
Television	873	1,007	(134)	(13)%
Cable Network Programming	380	197	183	93%
Magazines & Inserts	448	437	11	3%
Newspapers	822	904	(82)	(9)%
Book Publishing	224	205	19	9%
Other	(109)	(144)	35	24%

Total operating income	$3,542	$3,093	$449	15%

Net loss from associated entities	$(1,434)	$(249)	$(1,185)	(476)%
Net borrowing costs	(1,000)	(935)	(65)	(7)%
Dividends on exchangeable preferred securities	(93)	(90)	(3)	(3)%
Other revenues before tax	5,627	3,335	2,292	69%
Other expenses before tax	(17,601)	(4,609)	(12,992)	282%
Change in accounting policy before income tax	—	(1,107)	1,107	100%

Profit (loss) from ordinary activities before income tax	$(10,959)	$(562)	$(10,397)	(1,850)%

Income tax benefit (expense) on:
Ordinary activities before change in accounting policy and other items	$(640)	$(428)	$(212)	(50)%
Other items	(15)	19	(34)	(179)%
Change in accounting policy	—	421	(421)	(100)%

Net income tax benefit (expense)	$(655)	$12	$(667)	(5,558)%

Net profit (loss) from ordinary activities after tax	$(11,614)	$(550)	$(11,064)	(2,012)%
Net profit attributable to outside equity interests	(348)	(196)	(152)	(78)%

Net profit (loss) attributable to members of parent entity	$(11,962)	$(746)	$(11,216)	(1,503)%

Consolidated. News Corporation’s consolidated revenues increased approximately 13% to A$29,014 million in fiscal 2002 from A$25,578 million in fiscal 2001. This increase was led by increased revenues at the Filmed Entertainment, Television and Cable Network Programming segments.

Consolidated operating income of A$3,542 million in fiscal 2002 increased approximately 15% as compared to A$3,093 million in fiscal 2001. The Filmed Entertainment and Cable Network Programming segments experienced strong performances, which were partially offset by a decrease from the Television segment.

Net loss from associated entities of A$1,434 million increased A$1,185 million from A$249 million in the prior year. The higher net loss was primarily due to the Group’s share of BSkyB’s write off of its investment in KirchPayTV. Additionally, increased losses were due to unfavorable foreign exchange movements in our Latin American pay television platforms, the first-time inclusion of losses recognized from our Italian pay television platform Stream and reduced profitability of Fox Sports Domestic Cable Networks primarily due to lower revenues and higher costs at Madison Square Garden, an entertainment company owned by Regional Programming Partners.

Net profit (loss) attributable to members of parent entity was a loss of A$11,962 million in fiscal 2002 as compared to a loss of A$746 million in fiscal 2001. The current year loss primarily relates to the write downs in the Group’s carrying value of its investments in Gemstar, Stream and KirchMedia. Also contributing to this loss was the Group’s write down of its U.S. national sports rights contracts for MLB, NASCAR, the NFL and non-U.S. cricket programming rights. These write downs were partially offset by the gain on the sale of the Group’s interest in FFW. Fiscal 2001 losses primarily related to the loss incurred for the restructuring of the Healtheon/WebMD transaction, the write off of the One.Tel investment and increased new media related investment write downs.

Filmed Entertainment. Revenues increased A$919 million, or approximately 14%, from A$6,795 million in fiscal 2001 to A$7,714 million in fiscal 2002. This increase is due to the worldwide theatrical and home entertainment and domestic pay-television performance of Planet of The Apes, domestic theatrical and home entertainment performance of Kiss of the Dragon, the worldwide theatrical performance of Ice Age, the worldwide home entertainment performances of Moulin Rouge and Dr. Dolittle 2 and library titles released on DVD. Fiscal 2001 results included the worldwide theatrical and worldwide home entertainment and domestic pay-television performance of X-Men, the international television sales of Titanic and the worldwide home entertainment performance of library titles. Additionally, at TCFTV, increased syndication revenues for NYPD Blue and King of the Hill, higher license fees for Buffy the Vampire Slayer, Dharma and Greg and The Practice and increased worldwide home entertainment and international free-television revenues for The Simpsons contributed to the increase in revenues. Operating income increased to A$904 million in fiscal 2002 from A$487 million in fiscal 2001, an increase of approximately 86%. This increase is due to the revenue increases noted above, compared to the prior year’s results, which were partially offset by the disappointing results of Monkeybone, Say It Isn’t So and The Legend of Bagger Vance.

Television. Revenues increased A$1,322 million, or approximately 19% from A$6,838 million in fiscal 2001 to A$8,160 million in fiscal 2002. This increase in revenues is due primarily to the inclusion of the Acquired Stations that were acquired in July 2001, and the increase in advertising revenues from the telecast of the Super Bowl at FOX, which was not telecast on FOX in the prior year. Also impacting revenues was an estimated 1.4 percentage point gain in market share over the prior year at the Fox Television Stations (“FTS”), A$162 million of revenue recognized from the sale of the MLB divisional series rights to ABC Family, and increased advertising revenue for MLB due to additional postseason games compared to the prior year. Partially offsetting these increases was the soft advertising environment prevalent for much of the year in the U.S., which was further weakened by the terrorist attacks on September 11th. Operating income decreased to A$873 million in fiscal 2002 from A$1,007 million in fiscal 2001, a decrease of approximately 13%. The decrease in operating income was primarily related to increased programming costs at FTS and at FOX resulting from more MLB games shown than in the prior year and higher primetime license fees, the telecast of the Super Bowl during fiscal 2002 and license fees for Star Wars Episode I: The Phantom Menace.

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

Cable Network Programming. Revenues of A$3,569 million increased 32% as compared to fiscal 2001 revenues of A$2,696 million due to a combination of subscriber growth and improved ratings primarily at the Fox News and FX, as well as the acquisition of SPEED Channel in July 2001. At Fox News, a 72% increase in advertising revenue was driven by improved ratings, partially offset by lower national sell-out and pre-emptions. Affiliate revenues increased 31% at Fox News which was attributable to an 18% increase in subscribers. As of 30 June, 2002, Fox News reached 80 million U.S. cable and DBS households, an increase of 12 million households over the prior year. FX affiliate revenues increased 22%, reflecting a 20% increase in average households over the prior year. As of 30 June, 2002, FX reached over 78 million U.S. DBS and cable households, an increase of 13 million households over the prior year. Despite the difficult advertising sales market, FX advertising revenues increased 26% over the prior year, as the result of an increase in average audience and higher ratings, primarily due to the success of The Shield, which was partially offset by declines in pricing. Affiliate revenues increased 13% at the RSNs primarily from increased average cable rates per subscriber, as well as increases in total reached U.S. cable and DBS households. Operating income increased 93% to A$380 million as compared to A$197 million in fiscal 2001. This significant increase relates primarily to the increased revenues across all channels. Fox News improved results were driven by significant gains in subscriber base and advertising revenues from higher pricing and improved ratings, which was only partially offset by higher costs associated with breaking news events and programming expenses. At the RSNs, increased affiliate revenues were partially offset by increased operating expenses related to an increased number of professional sports events and higher average rights fees associated with new professional sports rights agreements at the RSNs. FX revenue increases of 17% were only partially offset by increased programming and marketing expenses due to the fall line-up and The Shield.

Magazines and Inserts. Revenues of A$1,650 million in fiscal 2002 decreased A$25 million as compared to A$1,675 million reported in fiscal 2001. Operating income increased from A$437 million to A$448 million in fiscal 2002. This decrease in revenues is due to lower advertising volume and rates from free-standing inserts and lower revenue from instant coupon machines. The operating income increase is due to cost reductions in printing, paper, media and field expenses which more than offset by the revenue shortfalls noted above.

Newspapers. Revenues were flat at A$4,604 million in fiscal 2002 compared to A$4,600 million in fiscal 2001. Operating income decreased by 9% to A$822 million in fiscal 2002 from A$904 million in fiscal 2001. In the U.K., lower advertising volume and advertising rates were partially offset by circulation revenue gains across all major titles due to cover price increases and a decrease in production costs. In Australia, lower advertising revenues and higher newsprint costs were partially offset by increased circulation revenue due to cover price increases. In the U.S., increased circulation and advertising revenue were more than offset by increased costs related to the new printing plant at the New York Post.

Book Publishing. Revenues increased approximately 8% from A$1,907 million in fiscal 2001 to A$2,059 million in fiscal 2002. Operating income was A$224 million, a 9% increase over the prior year’s operating income of A$205 million. These increases were driven by the strong performance in the U.K. of Pamela Stephenson’s biography of comedian Billy Connolly and J.R.R. Tolkien’s Lord of the Rings Trilogy, coupled with a successful children’s program and local publishing programs in Canada and Australia/New Zealand. HarperCollins had 106 titles on the New York Times’ bestsellers list during the year, including nine titles that reached the number 1 spot.

Net loss from associated entities. Net loss from associated entities of A$1,434 million increased A$1,185 million from A$249 million in fiscal 2001.

	For the year ended 30 June,
	2002	2001	Change	% Change
	(A$ in millions)
The Group’s share of the profit (loss) after income tax of its associated entities consist principally of:
BSkyB	$(51)	$(76)	$25	33%
Stream, S.p.A.	(66)	—	(66)	—
Sky Latin America:
Sky Brasil	(120)	(101)	(19)	(19)%
Innova, S. de R.L. de C.V. (Mexico)	(92)	(52)	(40)	(77)%
Other	(78)	(63)	(15)	(24)%
Fox Sports Cable Networks	33	89	(56)	(63)%
FOXTEL	(15)	(11)	(4)	(36)%
ESPN Star Sports	(11)	(23)	12	52%
Other associated entities	86	75	11	15%

Net loss from associated entities after income tax before other items	$(314)	$(162)	$(152)	(94)%
Other items after income tax	(1,120)	(87)	(1,033)	(1,187)%

Net loss from associated entities after income tax and other items	$(1,434)	$(249)	$(1,185)	(476)%

The higher net loss was primarily due to the Group’s share of BSkyB’s write off of its investment in KirchPayTV. Additionally, increased losses were due to the unfavorable foreign exchange movements in our Latin American pay television platforms, losses recognized from our Italian pay television platform Stream and reduced profitability of Fox Sports Domestic Cable Networks primarily due to lower revenues and higher costs at Madison Square Garden.

Net borrowing costs. Net borrowing costs increased to A$1,000 million in fiscal 2002 from A$935 million in fiscal 2001. This increase is due to lower rates of return on cash balances, which was partially offset by a decrease in interest expense due to the redemption of certain debt.

Net income tax benefit (expense). Net income tax expense of A$655 million during fiscal 2002 decreased from a benefit of A$12 million during fiscal 2001. Net income tax expense of A$655 million was recognized in fiscal 2002 as opposed to an income tax benefit of A$2,858 million that would have been recognized if the statutory rate had been applied without adjustments. The difference is primarily due to the exclusion of the Gemstar write down, as it is not expected to be realized in the future.

Net profit (loss) attributable to members of parent entity. Net profit (loss) attributable to members of the parent entity was a loss of A$11,962 million in fiscal 2002 as compared to a loss of A$746 million in fiscal 2001. The current year loss primarily relates to the write downs in the Group’s carrying value of its investments in Gemstar, Stream and KirchMedia. Also contributing to this loss was the Group’s write down of its U.S. national sporting contracts for MLB, NASCAR, the NFL and non-U.S. cricket programming rights. These write downs were partially offset by the gain on the sale of the Group’s interest in FFW. Fiscal 2001 losses primarily related to the loss incurred for the restructuring of the Healtheon/WebMD transaction, the write off of the One.Tel investment and increased new media related investment write downs.

Liquidity and Capital Resources

The Group’s principal sources of cash flow are internally generated funds; however, as additional sources of funding, the Group has access to the worldwide capital markets, a revolving credit facility of US$1.75 billion and various film financing alternatives and as of 30 June, 2003, the Group had consolidated cash and cash equivalents of A$6.7 billion. Management of the Group believes that funds available from cash flows from operations and alternative sources will be adequate for the Group to conduct its operations. The Group’s internally generated funds are highly dependent upon the state of the advertising market and public acceptance of film products. Any significant decline in the advertising market or the performance of its films could adversely impact its cash flows from operations.

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

Cash flows provided by operating activities during the fiscal years ended 30 June, 2003, 2002 and 2001 were A$2,483 million, A$3,078 million and A$920 respectively. During the year ended 30 June, 2003, higher sports rights payments at the Television segment, increased contributions to pension plans and increased receivables at the Book Publishing and Newspaper segments contributed to the decrease in cash provided by operating activities. Partially offsetting these uses of cash, was increased net profit attributable to members of the parent entity of A$1,808 million (after consideration of non-cash activity).

Cash used in investing activities were A$1,797 million during fiscal year 2003. Fiscal 2002 had cash flows provided by investing activities of A$400 million. Fiscal 2001 had cash flows used in investing activities of A$1,779 million. The year ended 30 June, 2003 included the purchase of WPWR and a controlling interest in SKY Italia, as well as investments in Stream, the National Geographic Channels and the Latin American pay television platforms. Investing activities in fiscal 2002 were A$2,179 million lower than fiscal 2001 primarily due to proceeds received from the sales of FFW and Outdoor Life.

Cash flows provided by financing activities were A$456 million during fiscal year 2003. Fiscal 2002 had cash flows used by financing activities of A$2,333 million. Fiscal 2001 had cash flows provided by financing activities of A$1,188 million. During fiscal year 2003, the Group issued A$3.2 billion in debt and exchangeable securities as well as an issuance of shares of A$1.9 billion, primarily resulting from the secondary issue made by FEG in December 2002. Partially offsetting this was the redemption of A$3.7 billion in non-current interest bearing liabilities and exchangeable securities as well as A$0.7 billion as cash collateral for SKY Italia long-term debt. Financing activities in fiscal 2002 included the redemption of A$1,639 million of debt and A$443 million related to the settlement of the MCI and other obligations.

On 27 June, 2003, News America Incorporated, a subsidiary of the Group, terminated its existing Revolving Credit Agreement (the “Prior Credit Agreement”) and entered into a new US$1.75 billion (A$2.6 billion) Five Year Credit Agreement (the “New Credit Agreement”) with Citibank N.A., as administrative agent, JP Morgan Chase Bank, as syndication agent, and the lenders named therein. The News Corporation Limited, FEG Holdings, Inc., Fox Entertainment Group, Inc., News America Marketing FSI, Inc., and News Publishing Australia Limited are guarantors (the “Guarantors”) under the New Credit Agreement. The New Credit Agreement provides a US$1.75 billion (A$2.6 billion) revolving credit facility with a sub-limit of US$600 million (A$904 million) available for the issuance of letters of credit, and expires on 30 June, 2008. Borrowings are in US dollars only, while letters of credit are issuable in US dollars or Euros. The significant terms of the agreement include the requirement that the Group maintain specific gearing and interest coverage ratios and limitations on secured indebtedness. The Group pays a facility fee of 0.20% regardless of facility usage. The Group pays interest for borrowings and letters of credit at LIBOR plus 0.675%. The Group pays an additional fee of 0.125% if borrowings under the facility exceed 25% of the committed facility. The interest and fees are based on the Group’s current debt rating. On 27 June, 2003, letters of credit representing €119 million (A$205 million) were issued under the New Credit Agreement.

Total unused credit facilities as at 30 June, 2003 amounted to A$2,637 million (2002 A$3,546 million). Subsequent to 30 June, 2003, additional letters of credit representing €120 million (A$204 million) were issued under the New Credit Agreement.

The New Credit Agreement and the indentures governing certain debt instruments (the “Indentures”) each contain various covenants affecting News Corporation. Covenants and provisions contained in the New Credit Agreement among other things: (i) prohibit the Reporting Group, as defined in the New Credit Agreement, from incurring indebtedness if at the time of such incurrence a default under the New Credit Agreement has occurred and is still continuing; (ii) require the Reporting Group to maintain certain financial ratios; and (iii) limit certain corporate acts of the Reporting Group, such as the creation of liens and the entrance into transactions with affiliates. Among other things, the Indentures limit News Corporation’s ability to (i) incur, issue, assume, guarantee or otherwise become liable with respect to indebtedness; (ii) purchase, redeem or otherwise acquire or retire for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, and any subordinated indebtedness; (iii) create, assume, incur or suffer to exist liens on property; (iv) use the proceeds from asset sales; and (v) pay dividends or make distributions.

The Group’s principal operations are in the U.S., Europe and Australasia. Cash is managed centrally within each of the three regions with net earnings reinvested locally and working capital requirements met from existing liquid funds. To the extent such funds are not sufficient to meet working capital requirements, local overdrafts are available to be drawn.

News Corporation was in compliance with all covenants and had satisfied all financial ratios and tests contained in its long-term debt obligations as of 30 June, 2003 and expects to remain in compliance and satisfy all such financial ratios and tests. News Corporation expects that compliance with the covenants contained in its long-term debt obligations will not have a material adverse effect on its business and operations.

As of 30 June, 2003, News Corporation’s debt ratings, by Moody’s (Ba1 for subordinated notes and Baa3 for senior unsecured notes) and Standard & Poors (BBB-) were within the investment grade scale.

Redemptions of Debt

During fiscal year 2003, the Group redeemed A$3,673 million of debt. The Group recognized an aggregate loss of approximately A$143 million on the following early extinguishments of debt.

•	In June 2002, the Group and Fox Sports Networks, LLC, an indirect subsidiary of the Group, irrevocably called for redemption of all outstanding 8.875% Senior Notes due August 2007 and the 9.75% Senior Discount Notes due August 2007. The Group recognized a loss of A$80 million in fiscal 2002 on the irrevocable early extinguishment of the debt. The redemption was completed in August 2002.

•	In March 2003, the Group purchased approximately 74% of its outstanding US$500 million aggregate principal amount of 8 1/2% Senior Notes due February 2005 at a premium, plus accrued interest. The Group recognized a loss of US$45 million (A$76 million) on the early redemption of the 8 1/2% Senior Notes which is included within Other expenses in the Statement of Financial Performance.

•	Also in March 2003, 8,247,953 exchangeable Trust Originated Preferred Securities (“TOPrS”) and related warrants were redeemed by the Group using proceeds from the issuance of Beneficial Unsecured Exchangeable Securities (“BUCS”). The Group recognized a loss of US$37 million (A$64 million) on early redemption of the TOPrS (including the write off of deferred issuance costs), which is included within Other expenses in the Statement of Financial Performance.

Issuances of Debt

During fiscal year 2003, the Group issued A$3,172 million of debt.

•	In March 2003, the Group issued US$150 million of 4.750% Senior Notes due March 2010 and US$350 million of 6.55% Senior Notes due March 2033 at a discount. Proceeds from the issuance of these new Senior Notes were used to purchase the 8 1/2% Senior Notes due February 2005 and for general corporate purposes.

•	On 30 April, 2003, in connection with its acquisition of Telepiu, the Group assumed Telepiu’s obligations under its €350 million (A$602 million) 5.625% Guaranteed Notes due 2004 (the “Eurobonds”). The Eurobonds mature on 29 July, 2004 and accrue interest at 5.625% per annum with annual interest payments made on each anniversary date. The Group procured the issuance of a letter of credit for the benefit of the holders of the Eurobonds and established a cash collateral account, reflected as Cash on Deposit on the Statement of Financial Position, to make any required payments on the Eurobonds and secure the Group’s obligations under the letter of credit. Subsequent to 30 June, 2003, certain Eurobond holders exercised their option to require the Group to purchase approximately €126 million (A$217 million) aggregate principal amount of Eurobonds. The Group made payment of the principal amount and accrued interest on 19 August, 2003 from the cash collateral account.

•	During 2003, News Corporation Finance Trust II (the “Trust”) issued an aggregate of US$1.655 billion 0.75% BUCS representing interests in debentures issued by NAI and guaranteed on a senior basis by the Group and certain of its subsidiaries. On or after 2 April, 2004, at the holders’ option, the BUCS are exchangeable into BSkyB ordinary shares based on an exchange ratio of 77.09 BSkyB ordinary shares per US$1,000 original liquidation amount of BUCS. The trust may pay the exchange market value of each BUCS in cash, by delivering ordinary shares of BSkyB, or a combination of cash and ordinary shares of BSkyB.

The Group has commitments under certain firm contractual arrangements (“firm commitments”) to make future payments. These firm commitments secure the future rights to various assets and services to be used in the normal course of operations. The following table summarizes the Group’s material firm commitments at 30 June, 2003.

	Payments Due by Period
	1 year	2-3 years	4-5 years	After 5 years	Total
	(A$ in millions)
Contracts for Capital Expenditure
Plant and machinery	$118	$15	$3	$—	$136
Operating Leases (a)
Land and buildings	274	497	473	1,962	3,206
Plant and machinery	288	436	323	422	1,469

	562	933	796	2,384	4,675

Other Commitments
Unsecured loans payable	—	804	527	11,000	12,331
Term loans	33	65	—	—	98
Exchangeable securities	—	—	—	2,084	2,084
New Millennium II Preferred Interest	760	388	—	—	1,148
News America Marketing (b)	106	140	5	—	251
Major League Baseball (c)	532	1,270	701	—	2,503
National Football League (d)	1,092	2,381	—	—	3,473
National Association Stock Car Auto Racing (e)	293	812	790	245	2,140
Cricket (f)	65	227	180	—	472
Other including programming (g)	3,656	3,901	2,077	2,417	12,051

	6,537	9,988	4,280	15,746	36,551

Total commitments, borrowings and contractual obligation	$7,217	$10,936	$5,079	$18,130	$41,362

The Group also has certain contractual arrangements in relation to certain associates that would require the Group to make payments or provide funding if certain circumstances occur (“contingent guarantees”). The Group does not expect that these contingent guarantees will result in any material amounts being paid by the Group in the foreseeable future. The timing of the amounts presented in the table below reflect when the maximum contingent guarantees will expire and does not indicate that the Group expects to incur an obligation to make payments during that time frame.

	Amount of Commitment Expiration Per Period
	1 year	2-3 years	4-5 years	After 5 years	Total
	(A$ in millions)
Sports rights (h)	$111	$149	$167	$1,091	$1,518
Transponder leases (i)	48	90	83	293	514
Star Channel (j)	40	35	—	—	75
Other	2	4	74	105	185

	$201	$278	$324	$1,489	$2,292

(a)	The Group leases transponders, office facilities, warehouse facilities, equipment and microwave transmitters used to carry broadcast signals. These leases, which are classified as operating leases, expire at certain dates through 2036. In addition, the Group leases various printing plants, which expire at various dates through 2094.
(b)	News America Marketing (“NAM”), a leading provider of in-store marketing products and services primarily to consumer packaged goods manufacturers, enters into minimum guarantee agreements with retailers.
(c)	The Group’s contract with MLB grants the Group rights to telecast certain regular season and all postseason MLB games. The contract began with the 2001 MLB season and ends with the 2006 MLB season. The remaining future scheduled payments for telecast rights to such MLB games aggregated approximately US$1.7 billion (A$2.5 billion) as of 30 June, 2003. For the duration of the term of its contract with MLB, the Group has sublicensed telecast rights to certain MLB post-season games to The Walt Disney Company, and is entitled to be paid a sublicense fee aggregating US$495 million (A$746 million) over the remaining term. The amounts reflected on this schedule have not been reduced by the sublicense.

(d)	Under the Group’s contract with the NFL through 2006, remaining future minimum payments for program rights to broadcast certain football games aggregated approximately US$2.3 billion (A$3.5 billion) as of 30 June, 2003, and are payable over the remaining term of the contract. This contract provided the NFL with the option to renegotiate the programming rights to broadcast certain football games at the end of the 2002 football season. This option was not exercised and expired in February 2003.
(e)	The Group’s contracts with NASCAR, which contain certain termination clauses, give the Group rights to broadcast certain NASCAR races through fiscal 2009 and exclusive NASCAR content rights as well as the NASCAR brand to be exploited with a new NASCAR cable channel or the existing SPEED Channel through fiscal 2013. The remaining future minimum payments aggregated approximately US$1.4 billion (A$2.1 billion) as of 30 June, 2003, and are payable over the remaining terms assuming no early terminations.
(f)	The Group acquired the exclusive rights to transmit and exploit the signals for the 2003 and 2007 Cricket World Cups and other related International Cricket Council (“ICC”) cricket events for a minimum guarantee of US$550 million (A$887 million) through fiscal year 2007. The Group has guaranteed this contract and has been granted the first right of refusal and the last right to match the highest bid received for the broadcast rights in their respective territories. As of 30 June, 2003, the remaining minimum guarantee is A$472 million over the remaining term.
(g)	The Group’s minimum commitments and guarantees under certain other programming, local sports broadcast rights, players, licensing, telecommunications services and other agreements aggregated approximately A$12,051 million at 30 June, 2003.
(h)	The Group has guaranteed various sports rights agreements for certain associated entities which aggregate approximately US$1,007 million (A$1.5 billion) (2002 US$1,050 million (A$1.9 billion)) and extend through 2019.
(i)	The News Corporation Limited has guaranteed various transponder leases for certain associated companies operating in Latin America. The aggregate of these guarantees is approximately US$341 million (A$514 million) (2002 US$355 million (A$675 million)) and extends to 2019.
(j)	The Group has guaranteed a bank loan facility of A$75 million for Star Channel Japan pro rata with the Group’s ownership interest (17.78%). The facility covers a term loan of A$35 million which matures in September 2005 and an agreement for overdraft of A$40 million.

New Millennium II

On 30 March, 2001, the Group’s film distribution arrangement with New Millennium Investors LLC (“New Millennium”) expired. The Group acquired the outstanding equity of New Millennium and repaid all of New Millennium’s existing debt, resulting in the acquisition of film inventories of US$650 million (A$1,314 million) and the elimination of current and non-current payables of US$117 million (A$237 million). Concurrently, the Group entered into a new series of film rights agreements whereby a controlled consolidated entity of the Group, Cornwall Venture LLC (“NM2”), that holds certain library film rights, funds the production or acquisition costs of all eligible films, as defined, to be produced by Twentieth Century Fox Film Corporation (“TCF”), a subsidiary of the Group, between 2001 and 2005 (these film rights agreements, as amended, are collectively referred to as the “New Millennium II Agreement”). NM2 is a separate legal entity from the Group and TCF and has separate assets and liabilities. NM2 issued a preferred limited liability membership interest (“Preferred Interest”) to a third party to fund the film financing, which is presented on the consolidated Statement of Financial Position as outside equity interests in controlled entities. The Preferred Interest has no fixed redemption rights but is entitled to an allocation of the gross receipts to be derived by NM2 from the distribution of each eligible film. Such allocation to the extent available based on the gross receipts from the distribution of the eligible films consists of (i) a return on the Preferred Interest (the “Preferred Payments”), based on certain reference rates (generally based on US commercial paper rates or LIBOR) prevailing on the respective dates of determination, and (ii) a redemption of the Preferred Interest, based on a contractually determined amortization schedule. The Preferred Interest has a preference in the event of a liquidation of NM2 equal to the unredeemed portion of the investment plus any accrued and unpaid Preferred Payments.

The net change in Preferred Interest outstanding was US$88 million (A$133 million) and US$8 million (A$14 million) for the years ended 30 June, 2003 and 2002, respectively. These amounts were comprised of issuances by the Group of additional Preferred Interest under New Millennium II in the amount of US$520 million (A$783 million) and US$657 million (A$1,165 million) and redemptions by the Group of Preferred Interest of US$608 million (A$916 million) and US$649 million (A$1,150 million) during fiscal year 2003 and 2002, respectively.

At 30 June, 2003, there was A$1,148 million (2002 A$1,507 million) of Preferred Interest outstanding, which is included in the Statement of Financial Position as outside equity interest in controlled entities, with the Preferred Payments recorded in the Statement of Financial Performance as outside equity interest.

A Ratings Trigger Event for the above agreement would occur if the Group’s debt rating:

(i)	(a)	falls below BB+ and below Ba1, or (b) falls below BB, or (c) falls below Ba2, or (d) it is not rated by both rating agencies, and, in each case, the Group has not, within ten business days after the occurrence of such event, provided credit enhancement so that the resulting agreement is rated at least BB+ and Ba; or

(ii)	(a)	falls below BBB- and Baa3, or (b) it is not rated by both rating agencies, and, in each case, more than US$25 million in capital payments redeemable at that time from film gross receipts remain unredeemed for at least one quarter.

If a Ratings Trigger Event were to occur, then (a) no new films will be transferred, (b) rights against certain film assets may be enforced, and (c) the Preferred Interest may become redeemable.

During the year ended 30 June, 2003, no Ratings Trigger Event occurred. If a Ratings Trigger Event were to occur, then US$425 million (A$640 million) (or approximately 56% of the outstanding balance at 30 June, 2003) may be payable immediately. The balance of the redemption would be payable to the extent of future gross receipts from films that had been transferred to NM2.

Acquisitions and Dispositions

WebMD

As a result of the restructure of the Group’s investment in Healtheon/WebMD (“WebMD”) in fiscal 2001, the Group swapped out of its preferred stock investment and recognized an impairment loss on its remaining common stock interest in WebMD. In exchange for the preferred stock the Group received the ownership interest in The Health Network (“THN”), warrants to purchase additional common stock in WebMD, a reduction in its obligation to provide future media services to and license content from WebMD and the elimination of future funding commitments to an international joint venture. The Group recorded a non-cash charge of A$426 million related to this restructuring. The Group subsequently sold its interest in THN for consideration valued at A$433 million.

RSN North

In February 2001, Fox Sports Networks LLC (“Fox Sports Networks”), acquired certain assets and liabilities constituting the business of Midwest Sports Channel, a regional sports network serving the Minneapolis, Minnesota and Milwaukee, Wisconsin metropolitan areas, pursuant to an Assignment and Assumption Agreement among Fox Sports Networks, Viacom and Comcast Corporation (“Comcast”) and a Purchase Agreement between Viacom and Comcast for approximately US$40 million (A$79 million).

Home Team Sports

In February 2001, Fox Sports Networks sold its approximate 34% limited partnership interest in Home Team Sports, in a non-cash exchange for new or amended cable carriage arrangements (the “Carriage Arrangements”) related to the distribution of certain of the Group’s programming services on cable systems. The value ascribed to the Carriage Arrangements was A$89 million and was based upon the value of similar cash transactions that the Group had completed. The Group has recognized a gain of approximately A$80 million related to this transaction for the year ended 30 June, 2001.

Taiwan Cable Group (“China Network System”)

In April 2001, STAR purchased a 20% interest in each of the Koos’ Group’s (“Koos”) 15 cable systems in Taiwan. The aggregate purchase price for this transaction was A$474 million. As of June 2003, STAR had aggregate interests of up to 23% in 17 cable systems throughout Taiwan, including systems affiliated with Koos. The Group accounts for this investment under the equity method of accounting from the date of acquisition. Koos is a leading business group based in Taiwan encompassing finance, telecommunications, entertainment and other businesses.

The Golf Channel

In June 2001, the Group sold its 31% interest in The Golf Channel for total consideration of approximately A$695 million, of which A$676 million was received in cash during fiscal 2001. The Group recorded a gain on the sale of A$476 million in relation to this transaction.

Chris-Craft

In July 2001, the Group, through a wholly-owned subsidiary, acquired all of the outstanding common stock of Chris-Craft Industries, Inc. and its subsidiaries, BHC Communications, Inc. and United Television, Inc., (collectively, “Chris-Craft”). The consideration for the acquisition was approximately US$2.0 billion (A$3.5 billion) in cash and the issuance of 68,854,209 American Depositary Receipts (“ADRs”) representing 275,416,836 preferred limited voting ordinary shares valued at A$4.4 billion. Simultaneously with the closing of the acquisition, the Group transferred US$3,432 million (A$4,438 million) of certain net assets, constituting Chris-Craft’s ten television stations (the “Acquired Stations”) to its majority owned subsidiary, FEG, in exchange for 122,244,272 shares of FEG’s Class A Common Stock (the “Exchange”), thereby increasing the Group’s ownership in FEG from 82.76% to 85.25%. FEG assigned the licenses issued by the FCC for the Acquired Stations to its indirect subsidiary, Fox Television Stations, Inc., which became the licensee and controls the operations of the Acquired Stations. The Group acquired Chris-Craft and transferred to FEG the Acquired Stations in order to strengthen FEG’s existing television station business.

The Group consolidated the operations of the Acquired Stations, as of the date of Exchange, 31 July, 2001, with the exception of KTVX-TV in Salt Lake City, whose operations were not consolidated as of the Exchange due to regulatory requirements which precluded the Group from controlling the station and required its disposal (see description for Clear Channel swap below).

In October 2001, the Group exchanged KTVX-TV in Salt Lake City and KMOL-TV in San Antonio with Clear Channel Communications, Inc. for WFTC-TV in Minneapolis (the “Clear Channel swap”). In addition, in November 2001, the Group exchanged KBHK-TV in San Francisco with Viacom Inc. for WDCA-TV in Washington, DC and KTXH-TV in Houston (the “Viacom swap”). In June 2002, the Group exchanged KPTV-TV in Portland, an Acquired Station, for Meredith Corporation’s WOFL-TV in Orlando and WOGX-TV in Ocala (the “Meredith Swap”, and together with the Viacom and Clear Channel swaps, the “Station Swaps”). All of the stations exchanged in the Station Swaps were Acquired Stations. The stations received in the Station Swaps have been independently appraised at the same fair values as those Acquired Stations that were exchanged. Accordingly, no gain or loss was recognized by the Group as a result of the Station Swaps.

SPEED Channel

In July 2001, as a result of the exercise of rights by existing shareholders of Speedvision Network, LLC, the Group acquired an additional 53.44% of Speedvision Network, LLC, now Speed Channel, Inc. (“SPEED Channel”) for US$401 million (A$789 million). This acquisition resulted in the Group owning 85.46% of SPEED Channel. As a result, the Group has consolidated the results of SPEED Channel from July 2001. In October 2001, the Group acquired the remaining 14.54% minority interest in SPEED Channel for approximately US$111 million (A$221 million) bringing the Group’s ownership percentage to 100%.

Outdoor Life

On 25 July, 2001, as a result of the exercise of rights by existing shareholders, FEG acquired 50.23% of Outdoor Life for approximately A$608 million. This acquisition resulted in FEG owning 83.18% of Outdoor Life. On 23 August, 2001, a shareholder of Outdoor Life exercised its option to acquire FEG’s ownership interest in Outdoor Life for A$977 million in cash. Upon the closing of the sale, the Group recognized a gain of A$271 million.

Fox Family Worldwide

In October 2001, a subsidiary of the Group, FOX, Haim Saban and the other shareholders of FFW, sold FFW to The Walt Disney Company (“Disney”) for total consideration of approximately A$10.3 billion (including the assumption of certain debt), of which approximately A$3.2 billion was in consideration of the Group’s interest in FFW. As a result of this transaction, the Group recognized a gain on sale of A$2,323 million. In addition, the Group sublicensed certain post-season MLB games through the 2006 MLB season to Disney for aggregate consideration of approximately A$1.2 billion, payable over the entire period of the sublicense.

Fox Sports International

The Group and Liberty Media Corporation (“Liberty”) at 30 June, 2001 each owned 50% of Fox Sports International. In July 2001, under a pre-existing option, Liberty exercised its right to sell its 50% interest in Fox Sports International to the Group in exchange for an aggregate 3,673,183 ADRs representing 14,692,732 preferred limited voting ordinary shares valued at A$180 million. The transaction closed in December 2001. Under the terms of this transaction, the Group transferred the acquired interest in Fox Sports International to FEG in exchange for the issuance of 3,632,269 FEG Class A Common Stock. This issuance increased the Group’s interest in FEG from 85.25% to 85.32%, while its voting interest remained at 97.8%.

Sunshine

In January 2002, the Group acquired an additional 23.3% voting interest in Sunshine for approximately A$41.3 million. This resulted in the acquisition of a controlling financial interest in Sunshine and increased the Group’s ownership percentage in Sunshine to approximately 93%. In February 2002, the Group acquired an additional approximate 0.4% interest in Sunshine. Since the Group obtained a controlling financial interest upon acquisition in January 2002, Sunshine has been consolidated into the Cable Network Programming segment of the Group as it is now under the control of the Group.

WPWR-TV

In August 2002, the Group acquired the television station WPWR-TV in the Chicago designated market area from Newsweb Corporation for US$425 million (A$640 million) in cash.

FEG

In November 2002, FEG sold 50 million shares of its Class A Common Stock pursuant to an underwritten public offering. The net proceeds received by FEG were approximately US$1.2 billion (A$1.8 billion) and were used to repay intercompany indebtedness. Upon consummation of the offering, the Group’s equity and voting interest in FEG decreased from 85.32% and 97.84% to 80.58% and 97%, respectively. The resulting gain has been recorded as Other revenue.

Gemstar-TV Guide

In July 2000, TV Guide, Inc. (“TVG”) completed a merger with Gemstar International Group Limited (“Gemstar”) pursuant to which TVG became a wholly-owned subsidiary of Gemstar which was renamed Gemstar-TV Guide International, Inc. (“Gemstar – TV Guide”). The Group’s ownership of the merged entity at July 2000 was 21.38%. In May 2001, the Group acquired 80% of Liberty’s 21.3% interest in Gemstar-TV Guide in exchange for 121.5 million ADRs representing 486 million preferred limited voting ordinary shares of the Group. The acquisition by the Group of a further interest in Gemstar-TV Guide through the issuance of preferred shares was a non-cash transaction, with investments and contributed equity increasing by A$7,920 million. In December 2001, the Group acquired the remaining 20% of Liberty’s interest in Gemstar-TV Guide in exchange for 28.8 million ADRs of the Group representing 115.2 million preferred limited voting ordinary shares valued at A$1,407 million. This acquisition was a non-cash transaction, with investments and contributed equity increasing by A$1,407 million. As a result of this transaction, the Group’s ownership interest in Gemstar-TV Guide increased to 42.9% (42.9% at 30 June, 2002). As at 30 June, 2002, the Group owned 175 million shares in Gemstar-TV Guide and recorded a charge to reflect the permanent impairment in carrying value of A$11.1 billion. The charge was determined by reference to Gemstar-TV Guide’s share price at 28 June, 2002 of US$5.39 (A$9.56) per share. During fiscal 2003, Gemstar-TV Guide’s market value continued to decline and the Group considered several factors to determine if an additional charge was required. As a result of this review, the Group recorded a A$551 million charge to reduce the carrying value of the investment in Gemstar-TV Guide to US$3.75 (A$6.66) per share to reflect a permanent decline in value.

Liberty Media Transaction

In March 2003, the Group and Liberty entered into an agreement under which Liberty has the right, prior to 30 September, 2003, to purchase US$500 million (A$835 million) of the Group’s preferred limited voting ordinary ADRs, at US$21.50 (A$35.93) per ADR. If Liberty does not exercise its right, the Group can require Liberty to purchase US$500 million (A$835 million) of its preferred limited voting ordinary ADRs, at this price should the Group acquire an ownership interest in Hughes Electronics Corporation prior to 27 March, 2005.

Telepiu

In April 2003, the Group acquired a controlling interest in Stream, which concurrently acquired all of the outstanding stock of Telepiu, a majority-owned subsidiary of Vivendi Universal and Stream’s only direct competitor in the Direct Broadcast Satellite Television business in Italy. The aggregate consideration paid for Telepiu consisted of €438 million (A$711 million) in cash and the assumption of €350 million (A$602 million) in indebtedness. The excess purchase price over the fair value of the net assets acquired of A$1,524 million is reported within publishing rights, titles and television licenses.

Telepiu has been merged with Stream, and the combined platform has been renamed SKY Italia, which is owned 80.1% by the Group and 19.9% by Telecom Italia. The results of SKY Italia have been included in the Group’s Consolidated Statement of Financial Performance from 30 April, 2003, the date of acquisition, and is presented in a new segment, Direct Broadcast Satellite Television. As a result of the acquisition, commencing 30 April, 2003, the Group ceased to equity account its share of Stream’s results.

Hughes Electronics

In April 2003, the Group, General Motors Corporation (“GM”) and Hughes Electronics Corporation (“Hughes”) reached an agreement in which the Group would acquire 34% of Hughes. The Group will acquire GM’s 19.9% interest in Hughes for approximately US$3.8 billion (A$5.7 billion), of which US$768 million (A$1,157 million) of the consideration may be paid in preferred ADRs. The Group will acquire through a merger an additional 14.1% of Hughes for approximately US$2.7 billion (A$4.1 billion) that is payable, at the Group’s option, in cash or preferred ADRs. Simultaneously with the closing of this transaction, the Group will transfer its 34% ownership interest in Hughes to FEG in exchange for promissory notes representing US$4.5 billion (A$6.8 billion) and approximately 74.2 million shares of FEG’s Class A Common Stock. This will increase the Group’s ownership interest in FEG from 80.6% to approximately 82%, whilst its voting percentage of FEG will remain at 97%. The closing of this transaction is subject to a number of conditions, including regulatory approvals.

Subsequent Events

On 19 September 2003, the Group purchased substantially all of the outstanding equity of Tintagel Investors L.L.C. (“Tintagel”), the entity that held the Preferred Interest in NM2, for US$25.5 million (A$38.3 million) plus accrued and unpaid Preferred Payments in the amount of approximately US$106,000 (A$159,109). As a result of the acquisition of this equity interest, the Group will consolidate the assets and liabilities of Tintagel for accounting purposes. The 30 June 2003 outstanding NM2 Preferred Interest of US$762 million (A$1,148 million), included in Outside equity interests in controlled entities prior to the acquisition, will be eliminated upon consolidation; and Tintagel’s 30 June 2003 outstanding indebtedness of US$736 million (A$1,109 million) will now be included in Interest bearing liabilities on the consolidated statements of financial position of the Group. After the acquisition, Tintagel will continue to be a separate legal entity from the Group with separate assets and liabilities.

As of 30 June, 2003 the Group guaranteed sports rights agreements for SportsChannel Chicago Associates (“SportsChannel Chicago”), which aggregated approximately $1,007 million. On 30 September 2003, SportsChannel Chicago received notice that each of the Chicago Cubs, Bulls, Blackhawks and White Sox have exercised their right to terminate their rights agreement with SportsChannel Chicago effective 30 September 2004. Upon termination of the sports rights agreements, the remaining guarantee would be approximately US$43 million through fiscal 2005.

On 10 October, 2003, the Group announced that it had reached an agreement in principle to sell the Los Angeles Dodgers, together with Dodger Stadium and the team’s training facilities in Vero Beach, Florida and the Dominican Republic, to an investment group headed by Mr. Frank McCourt. This agreement is subject to MLB approval and customary conditions.

On 15 October, 2003 Liberty acquired US$500 million (A$835 million) of the Group’s preferred limited voting ordinary ADRs, at US$21.50 (A$35.93) per ADR, pursuant to a right that Liberty had acquired in March 2003.

Contingencies

Regional Programming Partners

In December 1997, Rainbow Media Sports Holdings, Inc. (“Rainbow”) (a subsidiary of Cablevision Systems Corporation) (“Cablevision”) and Fox Sports Net, Inc. (“Fox Sports Net”) (a subsidiary of the Group) formed Regional Programming Partners (“RPP”) to hold various programming interests in connection with the operation of certain Regional Sports Networks (“RSNs”). Rainbow contributed various interests in RSNs, the Madison Square Garden Entertainment Complex, Radio City Music Hall, the New York Rangers National Hockey League franchise, and the New York Knickerbockers National Basketball Association franchise, to RPP in exchange for a 60% partnership interest in RPP, and Fox Sports Net contributed US$850 million (A$1,295 million) in cash for a 40% partnership interest in RPP.

Pursuant to the RPP partnership agreement upon certain actions being taken by Fox Sports Net, Rainbow has the right to purchase all of Fox Sports Net’s interests in RPP. The buyout price will be the greater of (i) (a) US$2.125 billion (A$3.2 billion), increased by capital contributions and decreased by capital distributions, times Fox Sports Net’s interest in RPP plus (b) an 8% rate of return on the amount in (a) and (ii) the fair market value of Fox Sports Net’s interest in RPP. Consideration will be, at Rainbow’s option, in the form of cash or a three-year note with an interest rate of prime plus  1/2%.

In addition, for 30 days following 18 December, 2005 (the “Put Date”) and during certain periods subsequent to the put date so long as RPP has not commenced an initial public offering (“IPO”) of its securities, Fox Sports Net has the right to cause Rainbow to, at Rainbow’s option, either (i) purchase all of its interests in RPP or (ii) consummate an IPO of RPP’s securities. The purchase price will be the fair market value of Fox Sports Net’s interest in RPP and the consideration will be, at Rainbow’s option, in the form of marketable securities of certain affiliated companies of Rainbow or a three year note with an interest rate of prime plus  1/2%. The determination of the fair market value of the investment in RPP will be made in accordance with the terms of the partnership agreement and will be affected by the valuation of the consideration received from Rainbow.

In connection with the above transaction, Rainbow and Fox Sports Net formed National Sports Partners (“NSP”) in which each of Rainbow and Fox Sports Net were issued a 50% partnership interest to operate Fox Sports Net (“FSN”), a national sports programming service that provides its affiliated RSNs with 24 hour per day national sports programming. In addition, Rainbow and Fox Sports Net formed National Advertising Partners (“NAP”), in which each of Fox Sports Net and Rainbow were issued a 50% partnership interest, to act as the national advertising sales representative for the Fox Sports Net-owned RSNs and the RPP-owned and managed RSNs. Independent of the arrangements discussed above relating to RPP, for 30 days following the put date and during certain periods subsequent to the put date, or any subsequent put date so long as NSP and NAP have not commenced an IPO of its securities, Rainbow has the right to cause Fox Sports to, at Fox Sports’ option, either (i) purchase all of Rainbow’s interests in NSP and NAP, or (ii) consummate an initial public offering of NSP’s and NAP’s securities. The purchase price will be the fair market value of Rainbow’s interest in NSP and NAP and the consideration will be, at Fox Sports Net’s option, in the form of marketable securities of certain affiliated entities of Fox Sports Net or a three-year note with an interest rate of prime plus  1/2%. The determination of the fair market value of the investments in NAP and NSP will be made in accordance with the terms of the partnership agreement and will be affected by the valuation of the consideration paid to Rainbow.

In January 2003, FSN exercised its right to put its 50% direct ownership interests in SportsChannel Chicago and SportsChannel Pacific Associates (collectively, the “SportsChannels”) to RPP in connection with the Rainbow Transaction. In March 2003, RPP and FSN agreed on a US$150 million (A$252 million) purchase price for the interest in the SportsChannels, payable in the form of three-year promissory notes of the subsidiaries of RPPwhich own only the interests in the Sport Channels, the terms of which are under negotiation. The transaction is expected to close in the first half of fiscal 2004. Following the closing of this sale, the SportsChannels will be held 100% by RPP and indirectly 40% by Fox Sports Net and 60% by Rainbow, and each will remain a Fox Sports Net affiliate.

PanAmSat International Systems

In late June 2003, an arbitration award was issued in favor of PanAmSat International Systems against the Group. The arbitration involved a dispute regarding the termination provisions of an agreement to provide satellite transponder capacity over India. The Group disagrees with the findings of fact and the conclusions of law reached by the arbitrator and, pursuant to the terms of the arbitration agreement between the parties, intends to appeal the award.

NDS

In September 2002, NDS Group plc and two of its subsidiaries were named as defendants in a lawsuit filed by DIRECTV, Inc. (“DIRECTV”) and certain of its affiliates in the United States District Court for the Central District of California. At DIRECTV’s request, the action was filed under seal. On 21 October, 2002, NDS filed counterclaims against DIRECTV and a chip manufacturer. In late April 2003, the parties agreed to stay proceedings pending efforts to resolve the disputes through mediation. In August 2003, the parties agreed to stay the litigation between them until the closing of the Group’s acquisition of a 34% interest in Hughes Electronics Corporation. Upon the closing of the acquisition of the Hughes interest, the litigation and all claims and counter claims alleged therein will be dismissed with prejudice.

On 2 October, 2002, NDS Americas, Inc. was served with subpoenas by the U.S. Attorney’s office in San Diego, California, seeking documents apparently in connection with an investigation related to claims made in early 2002 by Canal+ Technologies (these claims have since been dismissed) and EchoStar’s claims. NDS is cooperating with the investigation. NDS was advised by the U.S. Attorney’s Office in San Diego that it is not currently considered either a target or a subject in the investigation. Lead responsibility for the investigation has been transferred to the U.S. Attorney’s Office for the Central District of California.

On 6 June, 2003, Echostar Communications Corporation, Echostar Satellite Corporation, Echostar Technologies Corporation and Nagrastar L.L.C. (together, “Echostar”) filed an action against NDS Group plc and NDS Americas Inc. (together “NDS”) in the United States District Court for the Central District of California. Echostar filed an amended complaint on October 8, 2003. The amended complaint purports to allege claims for violation of the Digital Millennium Copyright Act, the Communications Act of 1934, the Electronic Communications Privacy Act, The Computer Fraud and Abuse Act, California’s Unfair Competition statute and the federal RICO statute. The complaint also purports to allege claims for civil conspiracy, misappropriation of trade secrets and interference with prospective business advantage. The complaint seeks injunctive relief, compensatory and exemplary damages and restitution. NDS’ response to the amended complaint is not yet due. NDS believes the claims to be baseless and intends to vigorously defend the action. On 25 July, 2003, Sogecable, S.A. and its subsidiary Canalsatelite Digital, S.L., Spanish satellite broadcasters and customers of Canal+ Technologies (together, “Sogecable”), filed an action against NDS in the United States District Court for the Central District of California. Sogecable filed an amended complaint on October 9, 2003. The amended complaint purports to allege claims for violation of the Digital Millennium Copyright Act and the federal RICO statute. The complaint also purports to allege claims for interference with contract and prospective business advantage. The complaint seeks injunctive relief, compensatory and exemplary damages and restitution. NDS’ response to the amended complaint is not yet due. NDS believes the claims to be baselessand intends to vigorously defend the action.

Hughes Electronics Transaction

In April 2003, a putative derivative and shareholder class action (Norman Levin v. K. Rupert Murdoch et al., 03 CV 2929) was filed in the United States District Court for the Southern District of New York against FEG’s board members and FEG (as nominal defendant), alleging among other things that in approving the Hughes transaction, they breached their fiduciary duties to FEG’s public shareholders. The action seeks monetary and unspecified equitable relief. FEG and FEG’s board members intend vigorously to defend this action. On 15 July, 2003, defendants moved to dismiss the complaint. On 15 September, 2003, the plaintiff agreed to dismiss the action with prejudice as to himself and without prejudice to putative class members other than himself. On 19 September, 2003, the Court entered the agreed upon order of dismissal.

In April 2003, six putative shareholder class actions were filed in state courts in Delaware (four actions) and California (two actions) against GM and certain of its board members, alleging that in approving the above-described transaction, the defendants breached their fiduciary duties to public holders of GM’s Class H shares. Hughes and its board members are defendants in certain of these actions and are also alleged to have breached fiduciary duties to the same shareholders. The Group is a defendant in two of the Delaware actions and is alleged to have aided and abetted the other defendants’ purported breaches of fiduciary duties. The actions seek monetary and injunctive relief, including enjoining consummation of the transaction. The Group believes it is entitled to indemnification by GM under the agreements related to the transaction. The Group has not been served in any of these actions. The Delaware actions were consolidated on 6 May, 2003, and a consolidated complaint was filed on 29 August, 2003. The Group was not named as a defendant in the consolidated complaint.

Other

Various claims arise in the ordinary course of business against controlled entities. The amount of the liability (if any) at 30 June, 2003 cannot be ascertained, and the parent entity believes that any resulting liability would not materially affect the financial position of the Group.

Income tax would arise if certain fixed assets, investments and publishing rights, titles and television licenses were disposed. As there is no present intention to dispose of any of these assets, the Directors believe it would be misleading to record any amount against this contingency.

US-GAAP Reconciliation

A-GAAP differs from US-GAAP with respect to News Corporation’s results of operations in a number of significant respects. A comparison of the results for fiscal 2001, 2002 and 2003 under both A-GAAP and US-GAAP is as follows (A$ in millions):

	Fiscal Year Ended June 30,
	2003	2002	2001
Revenue
A-GAAP	$29,913	$29,014	$25,578
US-GAAP (a)	$29,752	$28,776	$25,387
Operating income
A-GAAP	$4,352	$3,542	$3,093
US-GAAP	$3,886	$256	$1,823
Net profit (loss) attributable to members of the parent entity
A-GAAP	$1,808	$(11,962)	$(746)
US-GAAP	$1,421	$(14,670)	$(218)

(a)	Under US-GAAP, in November 2001, the Financial Accounting Standards Board (“FASB”) issued Emerging Issues Task Force (“EITF”) No. 01-09, “Accounting for the Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products.” This EITF states that the financial statement classification of customer incentives, including the amortization of cable distribution investments over the original term of the cable distribution agreement, should be presented as a reduction in revenue. Under A-GAAP, costs associated with cable distribution investments are reflected as intangible assets. As required, under US-GAAP, effective January 1, 2002, the Group reclassified the amortization of cable distribution investments against revenues. The amortization of cable distribution investments had previously been included in Depreciation and amortization. US-GAAP Operating income, Net profit (loss) attributable to members of the parent entity and Earnings (loss) per share are not affected by this reclassification.

As more completely described and quantified in Note 34 to the Consolidated Financial Statements of The News Corporation Limited and Subsidiaries included elsewhere herein, the major differences in each of the periods are: (a) the amortization of intangible assets for fiscal years 2001 and 2002, (b) the accounting for deferred taxes under the SFAS No. 109, (c) the charge for the market value of the warrants issued in connection with the Exchangeable Preferred Securities, (d) the differences in the recorded net investment of sold properties (basis difference principally arising from the amortization of the associate intangible assets for US-GAAP), (e) costs incurred in the development of major new businesses for fiscal 2001 and (f) the differences in the date of measurement of the fair value of purchase business combinations and investments in associates.

News Corporation’s gains or losses on the sale of business entities included in other items under A-GAAP are included in other income (expense) under US-GAAP.

US-GAAP New Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. (“FIN”) 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”. FIN 46 requires an investor to consolidate a variable interest entity if it is determined that the investor is a primary beneficiary of that entity, subject to the criteria set forth in FIN 46. Assets, liabilities, and non controlling interests of newly consolidated variable interest entities will be initially measured at fair value. After initial measurement, the consolidated variable interest entity will be accounted for under the guidance provided by Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” FIN 46 is effective for variable interest entities created or entered into after 31 January, 2003. For variable interest entities created or acquired before 1 February, 2003, FIN 46 applies in the first fiscal year or interim period beginning after 15 June, 2003. Beginning on 1 July, 2003 the adoption of FIN 46 will require the reclassification of the Group’s A$2,084 million in Exchangeable securities related to the TOPrS and BUCs issuances to non-current interest bearing liabilities on the consolidated balance sheets and the A$94 million annual payments from Dividend on exchangeable securities to Net borrowing costs on the consolidated statements of operations with no resulting effect on the Group’s net profit attributable to members of the parent entity. The Group is currently assessing the adoption of FIN 46 as it relates to other variable interests.

In May 2003, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 amends SFAS No. 6, “Elements of Financial Statements,” to improve accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new statement requires that those instruments be classified as liabilities in statements of financial position. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. For financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption, transition shall be achieved by reporting the cumulative effect of change in an accounting principle by initially measuring the financial instruments at fair value or other measurement attribute required by this statement. The Group will adopt SFAS No. 150 on 1 July, 2003 and does not expect it to have a material impact on its consolidated balance sheets and statements of operations.

Trend Information

Inflation has not had a material impact on the Group.

The Results of Operations as discussed in this Item 5, reflect any other significant trends, which have had a material effect on the financial condition of the Group. Any additional information of note has been included in the Notes to the Consolidated Financial Statements of The News Corporation Limited and Subsidiaries and elsewhere in this report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The directors and senior management of News Corporation as of October 15, 2003 are as follows:

Name	Age	Position with the Company	Date Last Elected as a Director
K. Rupert Murdoch AC	72	Chairman and Chief Executive	1990
Geoffrey C. Bible	66	Director*	2001
Chase Carey	49	Director	2002
Peter Chernin	52	Director, President and Chief Operating Officer	2002
Kenneth E. Cowley AO	68	Director*	2001
David F. DeVoe	56	Director, Senior Executive Vice President and Chief Financial Officer	2001
Roderick I. Eddington	53	Director*	2002
Andrew S.B. Knight	63	Director*	2002
Graham J. Kraehe AO	61	Director*	2001
James R. Murdoch	30	Director and Executive Vice President	2001
Lachlan K. Murdoch	32	Director and Deputy Chief Operating Officer	2003
Thomas J. Perkins	71	Director*	2003
Stanley S. Shuman	68	Director*	2003
Arthur M. Siskind	65	Director, Senior Executive Vice President and Group General Counsel	2003

*	Non-Executive

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

K. Rupert Murdoch AC, has been Chairman of the Board of Directors of News Corporation since 1991 and Executive Director and Chief Executive since 1979. He has been a Director of News Limited, News Corporation’s principal subsidiary in Australia, since 1953, a Director of News International, News Corporation’s principal subsidiary in the United Kingdom, since 1969 and a Director of News America, News Corporation’s principal subsidiary in the United States, since 1973. Mr. Murdoch has been a Director of STAR Group since 1993 and served as Chairman of STAR Group from 1993 to 1998. Mr. Murdoch has been a Director of FEG since 1985, Chairman since 1992 and Chief Executive Officer since 1995. Mr. Murdoch has served as a Director of BSkyB since 1990 and Chairman since 1999. Mr. Murdoch has served as a Director of Gemstar-TV Guide since 2001, and a Director of China Netcom (Hong Kong) Limited since 2001.

Geoffrey C. Bible has been a Non-Executive Director of News Corporation since 1998. Mr. Bible served as Chairman of the Board and Chief Executive Officer of Philip Morris Companies Inc. from 1995 to 2000 and was employed by Philip Morris Companies Inc. and its various subsidiaries and divisions in an executive capacity continuously from 1976 until 2002. Mr. Bible is Chairman of the Nominating and Corporate Governance Committee of News Corporation.

Chase Carey has been an Executive Director of News Corporation from 1996 until January 2002, a Non-Executive Director from January 2002 until April 2003 and an Executive Director since April 2003. Mr. Carey served as Co-Chief Operating Officer of News Corporation from 1996 until 2002. Mr. Carey served as a Director, President and Chief Executive Officer of Sky Global Networks, Inc. from 2001 until 2002. Mr. Carey served as a Director of FEG from 1992 and served as Co-Chief Operating Officer from 1998 until 2002. Mr. Carey was Chairman and Chief Executive Officer of Fox Television from 1994 until 2000. Mr. Carey was a Director of News America until 2002, President and Chief Operating Officer from 1998 until 2002 and Executive Vice President from 1996 to 1998. Mr. Carey served as a Director of STAR from 1993 until 2002, a Director of NDS from 1996 until 2002, and a Director of Gemstar-TV Guide from 2000 until 2002. Mr. Carey was appointed to the Board of Directors of BSkyB in February 2003. Mr. Carey has served on the Boards of Gateway, Inc. and Colgate University since 1996. Upon completion of the Hughes Transaction, Mr. Carey will become Chief Executive Officer of Hughes.

Peter Chernin has been an Executive Director, President and Chief Operating Officer of News Corporation since 1996. Mr. Chernin has been a Director, President and Chief Operating Officer of FEG since 1998. Mr. Chernin has been a Director, Chairman and Chief Executive Officer of News America since 1996. Mr. Chernin served as Chairman and Chief Executive Officer of FFE from 1994 to 1996 and in various executive capacities at Fox subsidiaries since 1989. Mr. Chernin has served as a Director of Gemstar TV-Guide since 2002 and was a Director of TV Guide, Inc. from 1999 to 2000. Mr. Chernin has been a Member of the Advisory Board of PUMA AG since 1999.

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

Roderick I. Eddington has been a Non-Executive Director of News Corporation since 2000. Mr. Eddington served as an Executive Director of News Corporation from 1999 until 2000. Mr. Eddington has been Chief Executive of British Airways since 2000. Mr. Eddington served as a Director of News Limited from 1998 until 2000 and as a Director from 1997 until 2000. Mr. Eddington served as Executive Chairman of AHL and as a Director of each of Ansett Australia Limited and Ansett Australia Holdings Limited from 1997 until 2000. Mr. Eddington served as Managing Director of Cathay Pacific Airways from 1992 to 1996. Mr. Eddington has been a Director of John Swire & Sons Pty Ltd since 1997. Mr. Eddington is a member of the Nominating and Corporate Governance Committee and the Compensation Committee of News Corporation.

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

Graham J. Kraehe AO has been a Non-Executive Director of News Corporation since 2001. Mr. Kraehe has served as Chairman of BHP Steel since 2002. Mr. Kraehe was the Managing Director and Chief Executive Officer of Southcorp Limited from 1994 until 2001. Mr. Kraehe has been a Non-Executive Director of National Australia Bank Limited since 1997 and a Non-Executive Director of Brambles Industries Ltd since 2000. Mr. Kraehe is Chairman of the Audit Committee of News Corporation.

James R. Murdoch has been an Executive Director of News Corporation since 2000 and an Executive Vice President since 1999. Mr. Murdoch has been a Director, Chairman and Chief Executive of STAR Group since 2000. Mr. Murdoch was President of News Digital Media, Inc. from 1997 to 1999 and Vice President, Music and New Media of News Corporation from 1996 to 1997. Mr. Murdoch has been a Director of NDS since 1999, a Director of YankeeNets L.L.C. since 1999, a Director of Phoenix Satellite Television Holdings, Ltd. since 2000 and was appointed as a director of BSkyB in February 2003.

Lachlan K. Murdoch has been an Executive Director of News Corporation since 1996 and Deputy Chief Operating Officer since 2000. Mr. Murdoch served as a Senior Executive Vice President of News Corporation from 1999 until 2000. Mr. Murdoch has been a Director of News Limited since 1995, Chairman since 1997 and served as Chief Executive from 1997 to 2000, Managing Director from 1996 to 1997 and Deputy Chief Executive from 1995 to 1996. Mr. Murdoch has been the Chairman of Queensland Press Limited since 1996 and a Director since 1994. Mr. Murdoch has been Deputy Chairman of STAR since 1995. Mr. Murdoch has been a Director of FOXTEL Management since 1998, a Director of Gemstar-TV Guide since 2001, and a Director of NDS since 2002.

Thomas J. Perkins has been a Non-Executive Director of News Corporation since 1996. Mr. Perkins has been Partner of Kleiner Perkins Caufield & Byers since 1972. Mr. Perkins has been a Director of Hewlett-Packard Company since 2002 and was a Director of Compaq Computer Corporation from 1997 until 2002. Mr. Perkins is a member of the Audit and Compensation Committees of News Corporation.

Stanley S. Shuman has been a Non-Executive Director of News Corporation since 1982. Mr. Shuman has been a Managing Director of Allen & Company LLP since 1970. Mr. Shuman has been a Director of News America since 1985. Mr. Shuman has been a Director of Six Flags, Inc. since 2000.

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

The Company Secretaries are as follows:

Keith D. Brodie has been a Company Secretary of News Corporation since 1990.

Robert K. Moon has been a Company Secretary of News Corporation since 1981.

Laura A. O’Leary has been a Company Secretary of News Corporation since 2000.

Board Practices

The Board of Directors (the “Board”) oversees the business of News Corporation and its controlled entities and is responsible for corporate governance of the Group. The Board establishes broad corporate policies, sets the strategic direction for the Group and oversees management with a focus on enhancing the interests of shareholders.

Directors are classified as either Executive or Non-executive Directors, the former being those directors engaged in full time employment by the Group. The Board currently comprises seven Executive Directors, including the Chairman, and seven Non-executive Directors.

News Corporation’s Constitution provides that at every annual general meeting, one-third (or the nearest number to but not exceeding one-third) of the directors (exclusive of any managing directors and directors appointed since the most recent annual general meeting) shall retire from office and all vacant directorships may be filled at that meeting. The directors to retire in each year are the directors who have been in office longest since their last election or appointment. Retiring directors are eligible for re-election. No director (other than any managing director) can serve for a term longer than three years without re-election. Further, directors appointed since the last annual general meeting must retire but are eligible to be re-elected for a three-year term. New directors are given an orientation regarding the Group’s businesses, corporate governance and reporting procedures and, on a continuing basis, are advised with respect to policies and procedures applicable to Board and Committee meetings and the rights and responsibilities of directors. The Group does not have a policy with respect to the tenure, retirement or succession of directors.

Board Committees

To assist in the execution of its responsibilities, the Board has established the following Committees:

•	Audit Committee;

•	Nominating and Corporate Governance Committee; and

•	Compensation Committee.

In December 2002, the Board reconstituted the composition and charters of its Committees in accordance with recent corporate governance proposals including the requirements of the Sarbanes-Oxley Act and related SEC rules, proposed New York Stock Exchange Listing Standards, and corporate governance guidelines issued by the Australian Stock Exchange Limited (“ASX”).

Audit Committee

The Audit Committee assists the Board in its oversight of (i) the integrity of the Group’s financial statements and the Group’s financial reporting processes and systems of internal control, (ii) the qualifications, independence and performance of the Group’s independent accountants and the performance of the Group’s corporate auditors and corporate audit function and (iii) the Group’s compliance with legal and regulatory requirements, and provides an avenue of communication among management, the independent accountants, the corporate auditors and the Board.

The Audit Committee’s Charter, which was redrafted in accordance with currently proposed NYSE rules, was adopted by the Board on August 12, 2003. As provided in the Charter, the Audit Committee shall be comprised of three or more directors as determined by the Board or the Nominating and Corporate Governance Committee, each of whom shall be independent directors in accordance with NYSE listing standards and who meet the requirements of the SEC for membership on audit committees. The Audit Committee consists of the following Non-Executive Directors: Messrs. Kraehe, Knight and Perkins.

The Audit Committee shall meet at least four times annually, or more frequently as circumstances dictate. In addition to any other responsibilities that may be assigned from time to time by the Board, the Audit Committee is responsible for the following matters:

1.	Evaluate the independent accountant’s qualifications, performance and independence, and present its conclusions and recommendations with respect to the independent accountants to the Board of Directors on at least an annual basis.

2.	Determine compensation of the independent accountants and pre-approve all audit engagement fees and terms as well as all audit-related and non-audit services to be provided by the Group’s independent accountants.

3.	Meet with, discuss and review, prior to the annual audit, the scope of the audit to be performed by the independent public accountants.

4.	Review and monitor, at least annually, the plans and activities of the corporate audit department.

5.	Review a summary of findings from completed corporate audits and a progress report on the current year’s corporate audit plan. When and as deemed necessary, review the individual corporate audit reports to management prepared by the corporate audit department and management’s response.

6.	Review and discuss with the independent accountants and with management the results of the annual audit of the Group’s consolidated financial statements including (i) the Group’s disclosures under “Item 5. Operating and Financial Review and Prospects” to be included in the Group’s Annual Report on Form 20-F to be filed with the SEC and (ii) any appropriate matters regarding accounting principals, practices and judgments and the independent accountants’ opinion as to the quality thereof and any items required to be communicated to the Committee by the independent accountants in accordance with standards established and amended from time to time by the American Institute of Certified Public Accountants (“AICPA”).

7.	Review and discuss with the independent accountants any audit problems or difficulties encountered during the course of the audit, and management’s response thereto, including those matters required to be discussed with the Audit Committee by the independent accountants pursuant to U.S. Statement on Auditing Standards No. 61.

8.	Recommend to the Board of Directors whether the Group’s consolidated financial statements be accepted for inclusion in the Group’s Annual Report filed with the ASX and in the Group’s Annual Report on Form 20-F filed with the SEC.

9.	Review and discuss with management and the independent accountants the Group’s half-year financial statements and any items required to be communicated to the Committee by the independent accountants in accordance with existing AICPA guidance.

10.

In consultation with management, the independent accountants, and the director of the corporate audit department, review the integrity of the Group’s financial reporting processes, internal controls and disclosure controls and procedures, including whether there are any significant deficiencies in the design or operation of such processes, controls and procedures, material weaknesses in such processes, controls and procedures, any corrective actions taken with regard to such deficiencies and any fraud involving management or other employees with a significant role in such processes, controls and procedures.

11.	Review the following with management, the corporate auditors and the independent accountants:

•	Any analysis prepared by management, the corporate auditors and/or the independent accountants setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements;

•	The critical accounting policies of the Group;

•	Related-party transactions and off-balance sheet transactions and structures;

•	Any major issues regarding accounting principles and financial statement presentations, including any significant changes in the Group’s selection or application of accounting principles;

•	The quality and the acceptability of the Group’s accounting policies as applied in its financial reporting; and

•	Regulatory and accounting initiatives or actions applicable to the Group (including any ASIC or SEC investigations or proceedings).

12.	Discuss, in conjunction with management, the Group’s earnings releases as well as financial information and earnings guidance provided to analysts and rating agencies (paying particular attention to use of “pro forma” or “adjusted” non-GAAP information).

13.	Review, with the Group’s counsel and management, any legal or regulatory matter that could have a significant impact on the Group’s financial statements.

14.	Review the Group’s policies and practices with respect to risk assessment and risk management, including discussing with management the Group’s major financial risk exposures and the steps that have been taken to monitor and control such exposures.

15.	Establish procedures for:

•	The receipt, retention and treatment of complaints received by the Group regarding accounting, internal accounting controls or auditing matters, and

•	The confidential, anonymous submission by employees of the Group of concerns regarding questionable accounting or auditing matters,

and shall review any significant complaints regarding accounting, internal accounting controls or auditing matters received pursuant to such procedures.

16.	Consider and approve, if appropriate, major changes to the Group’s auditing and accounting principles and practices as suggested by the independent accountants, management, or the corporate audit department.

17.	Review with the independent accountants, the corporate audit department and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented.

18.	Report to the Board of Directors on a regular basis, (and this report shall include a review of any issues that arise with respect to the quality or integrity of the Group’s financial statements, the Group’s legal and regulatory requirements, the qualifications, independence and performance of the Group’s independent accountants and the performance of the corporate audit function.

19.	Prepare a report of the Audit Committee to be included in the Group’s annual report and other filings as required by the applicable regulatory rules, and review any reports that may be required to be filed with the NYSE or other regulatory agencies with respect to the Audit Committee.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee’s Charter, which was redrafted in accordance with currently proposed NYSE rules, was adopted by the Board on August 12, 2003. As provided in the Charter, the Nominating and Corporate Governance Committee shall consist entirely of directors who the Board determines are “independent” in accordance with the NYSE listing standards. The Committee currently consists of the following Non-Executive Directors: Messrs. Bible, Cowley and Eddington.

The Committee shall meet as often as it deems is appropriate to carry out its responsibilities. In addition to any other responsibilities which may be assigned from time to time by the Board of Directors, the Nominating and Corporate Governance Committee is responsible for the following matters:

1.	Review the qualifications of candidates for director suggested by Board members, stockholders, management and others in accordance with criteria recommended by the Committee and approved by the Board;

2.	Consider the performance of incumbent directors in determining whether to nominate them for reelection;

3.	Recommend to the Board a slate of nominees for election or reelection to the Board at each annual meeting of stockholders;

4.	Recommend to the Board candidates to be elected to the Board as necessary to fill vacancies and newly created directorships;

5.	Make recommendations to the Board as to determinations of director independence;

6.	Recommend to the Board retirement policies for directors;

7.	Make recommendations to the Board concerning the function, composition and structure of the Board and its committees;

8.	Establish, together with all Non-Executive directors, the frequency of executive sessions in which only Non-Executive Directors will participate;

9.	Develop and recommend to the Board a set of corporate governance principles and review and recommend changes to those principles, as necessary;

10.	Develop and recommend to the Board an annual self-evaluation process for the Board; and

11.	Evaluate the Committee’s performance at least annually and report to the Board on such evaluation.

Compensation Committee

The Compensation Committee’s Charter, which was drafted in accordance with currently proposed NYSE rules, was adopted by the Board on August 12, 2003. As provided in the Charter, the Compensation Committee shall consist entirely of directors who the Board determines are “independent” in accordance with the NYSE listing standards. The Compensation Committee currently consists of the following Non-Executive Directors: Messrs. Knight, Eddington and Perkins.

The Committee shall meet as often as it deems is appropriate to carry out its responsibilities. In addition to any other responsibilities which may be assigned from time to time by the Board of Directors, the Committee is responsible for the following matters:

1.	Review and approve goals and objectives relevant to the compensation of the Chief Executive, to evaluate the performance of the Chief Executive in light of these goals and objectives, and recommend to the Board the compensation of the Chief Executive based on this evaluation;

2.	Administer and make recommendations to the Board with respect to incentive compensation plans and equity based plans, including the granting of stock options under the Group’s stock option plans, and to review the cumulative effect of its actions;

3.	Review and approve compensation, benefits and terms of employment of senior executives who are members of the Group’s Executive Management Committee;

4.	Review and make recommendations to the Board regarding the Group’s recruitment, retention, termination and severance policies and procedures for senior executives who are members of the Group’s Executive Management Committee;

5.	Monitor compliance by executives with the Group’s stock ownership guidelines as set forth in the Group’s Standards of Business Conduct;

6.	Review and assist with the development of executive succession plans, review and approve the executive compensation information to be included in the Group’s annual report, and consult with the Chief Executive regarding the selection of senior executives;

7.	Review the compensation of directors for service on the Board and its committees and recommend changes in compensation to the Board; and

8.	Evaluate the Committee’s performance at least annually and report to the Board on such evaluation.

Executive Management Committee

The Executive Management Committee is an internal body comprising Executive Directors of News Corporation as well as senior executives from the Group’s businesses or companies in which the Group holds a significant interest. The primary objective of the Executive Management Committee is to strengthen the coordination and profitability of the Group’s activities. The Executive Management Committee discusses major operating issues; evaluates opportunities and business risks; refines and redefines the Group’s priorities worldwide and by market; and reviews and sets the strategic focus and direction of all major businesses of the Group. In advising the Chief Executive and the Board, the Executive Management Committee also considers strategic direction, brand management, corporate communications, human resources and risk management.

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

The table below sets out the fees and other amounts paid by News Corporation to its Executive Directors for the year ended June 30, 2003:

Name	Salary	Bonuses	Other Amounts (1)	Value of Options Granted (2)	Total	Number of Options Granted (3)(4)
	US$000	US$000	US$000	US$000	US$000
K. R. Murdoch AC	4,508	7,500	2,088		14,096
C. Carey	1,600	1,500	568	6	3,674	12,000
P. Chernin	8,104	8,000	662	577	17,343	1,000,000
D. F. DeVoe	2,104	7,150	474	277	10,005	480,000
J. R. Murdoch	900	1,200	14	127	2,228	220,000
L. K. Murdoch	1,403	1,200	150	196	2,949	340,000
A. M. Siskind	1,965	1,200	663	277	4,105	480,000

(1)	Other amounts comprise contributions to News Corporation pension plans and the cost of limited non-cash benefits in addition to salary for executives in line with local country regulations and competitive market conditions.
(2)	These options are valued using the Black-Scholes Option Pricing Model. These options are granted under News Corporation’s various executive share options plans described below. Pursuant to guidelines issued on July 7, 2003 by the ASIC, there has been a change in the determination of the amount of emoluments disclosed relating to options granted during the financial year. In prior years, 100% of the value of options granted was disclosed as emoluments in the year of grant. The new ASIC guidelines now require that the value of options granted be disclosed as emoluments over their vesting period, being four years from the date of grant. Accordingly, the value of emolument recorded for options granted during the current financial year represents only the vested portion of the full option value.

The following table lists the value of emolument attributable to options granted in financial years prior to fiscal 2003 and previously disclosed as emoluments in prior years, that vest in the current year.

US$000
Executive Directors
K. R. Murdoch AC	8,814
C. Carey	2,794
P. Chernin	14,861
D. F. DeVoe	2,752
J .R. Murdoch	661
L. K. Murdoch	2,641
A. M. Siskind	2,752

(3)	All options are over preferred limited voting ordinary shares and were granted during the financial year.
(4)	The exercise price is A$8.02 and the options expire on August 13, 2012 for each Executive Director.

Compensation of Non-Executive Directors

The basic fees payable to the Non-Executive Directors are set by the Board of Directors. For the year ended June 30, 2003, the fees were set at US$45,000 per annum and an additional US$1,000 for each Board meeting attended, US$2,500 for each Audit Committee meeting attended and $1,500 for each other Committee meeting attended. In prior years Non-Executive Directors were granted options over Preferred Shares, subject to shareholder approval at each annual general meeting of News Corporation. No share options were granted to Non-Executive Directors in 2003.

Fees paid to Non-Executive Directors on the Board take into consideration the level of fees paid to Board members of other multinational corporations, the size and complexity of News Corporation’s operations and the responsibilities and workload requirements of Board members. The Board is reviewing an increase in the fees to be paid to Non-Executive Directors during the current fiscal year.

Because the focus of the Board is on the long-term direction of News Corporation, there is no direct link between Non-Executive Director remuneration and the short-term results of News Corporation.

The table below sets out the fees and other amounts paid by News Corporation to its Non-Executive Directors for the year ended June 30, 2003:

Name	Fees	Value of Options Granted	Total	Number of Options Granted
		(1)		(2)(3)

	US$000	US$000	US$000

G. C. Bible	53	6	59	12,000
K. E. Cowley AO	53	6	59	12,000
R. Eddington	53	6	59	12,000
J. A. M. Erkko KBE (a)	54	6	60	12,000
A. S. B. Knight	83	6	89	12,000
G. J. Kraehe AO	64	6	70	12,000
T. J. Perkins	61	6	67	12,000
B.C. Roberts Jr.(b)	9	6	15	12,000
S. S. Shuman	120	6	126	12,000

(a)	Mr. Erkko resigned from the Board in October 2003.
(b)	Fees paid prior to resignation in August 2002.

(1)	These options are valued using the Black-Scholes Option Pricing Model. These options are granted under News Corporation’s various executive share options plans described below.

Pursuant to guidelines issued on July 7, 2003 by the ASIC, there has been a change in the determination of the amount of emoluments disclosed relating to options granted during the financial year. In prior years, 100% of the value of options granted was disclosed as emoluments in the year of grant. The new ASIC guidelines now require that the value of options granted be disclosed as emoluments over their vesting period, being four years from the date of grant. Accordingly, the value of emolument recorded for options granted during the current financial year represents only the vested portion of the full option value.

The following table lists the value of emolument attributable to options granted in financial years prior to fiscal 2003 and previously disclosed as emoluments in prior years, that vest in the current year.

US$000
Non-executive Directors
G. C. Bible	28
K. E. Cowley AO	28
R. Eddington	66
J. A. M Erkko KBE	28
A. S. B. Knight	28
G. J. Kraehe AO	7
T. J. Perkins	28
B. C. Roberts Jr.	28
S. S. Shuman	28

(2)	All options are over preferred limited voting ordinary shares and were granted during the financial year.

(3)	The exercise price of the options is A$7.73 and the options expire on October 9, 2012 for each Director.

Employees

At June 30, 2003, News Corporation had approximately 37,000 full-time employees worldwide, of whom approximately 19,300 were located in the U.S., approximately 8,200 in the U.K. and approximately 9,500 in Australasia. At June 30, 2002, News Corporation had approximately 33,800 full-time employees worldwide, of whom approximately 17,100 were located in the U.S., approximately 7,600 in the U.K. and approximately 9,100 in Australasia. At June 30, 2001, News Corporation had approximately 32,900 full-time employees worldwide, of whom approximately 16,000 were located in the U.S., approximately 7,600 in the U.K. and approximately 9,300 in Australasia. The foregoing employee data does not include employees of BSkyB, FOXTEL, QPL, INL, Gemstar-TV Guide, Sky Latin America and other entities described herein in which News Corporation held less than a majority ownership interest during each of the last three fiscal years. Certain industries in which News Corporation is engaged (such as filmed entertainment, television broadcasting and newspaper publication) have traditionally been heavily unionized. News Corporation has entered into numerous collective bargaining agreements with unions representing its employees. News Corporation believes that its relations with its employees are satisfactory.

Share Ownership

The following table sets forth as of June 30, 2003, the total share ownership of each of the Directors:

	Ordinary Shares	Preferred Shares	Ordinary Share Options	Preferred Share Options(2)
K. R. Murdoch (1)	*	*		24,000,000
G. C. Bible				60,000
C. Carey				5,312,000
P. Chernin				18,275,000
K. E. Cowley AO		*		196,000
D. F. DeVoe				3,670,000
R. Eddington				897,000
J. A. M. Erkko KBE	*	*		78,000
A. S. B. Knight	*	*		72,000
G. J. Kraehe	*			24,000
J. R. Murdoch	*	*		1,062,352
L. K. Murdoch	*	*		3,640,000
T. J. Perkins	*			72,000
S. S. Shuman	*	*	16,000	104,000
A. M. Siskind	*	*		3,680,000

*	Less than 1%.
(1)	K. R. Murdoch directly owns 31,924 Ordinary Shares and 8,601 Preferred Shares. In addition, K. R. Murdoch is deemed to have a relevant interest in shares by reason of his beneficial and trustee interests in Cruden Investments Pty. Limited, a substantial shareholder, and may also be entitled to shares by reason of his connection with Kayarem Pty. Limited, which has a relevant interest in an additional 17,374,354 Ordinary Shares and 8,872,628 Preferred Shares. See “Item 7. Major Shareholders and Related Party Transactions.”
(2)	The following table sets forth as of June 30, 2003 the options granted to Directors under the Company’s option Plans as detailed below. All options vest over a four-year period, i.e. 25% each year on the anniversary date of the grant.

Name	Date of Option Grant	Expiration Date	Option Price	Number of Options Granted
G.C. Bible:	10/13/1998	10/13/2008	$7.9800	12,000
	11/03/1999	11/03/2009	$10.5500	12,000
	10/18/2000	10/18/2010	$17.8300	12,000
	10/11/2001	10/11/2011	$11.2700	12,000
	10/09/2002	10/09/2012	$7.7300	12,000

C. Carey:	07/25/1996	07/25/2006	$5.1700	500,000
	10/28/1996	10/28/2006	$5.8300	1,000,000
	08/19/1997	08/19/2007	$4.7900	460,000
	09/07/1998	09/07/2008	$9.3500	480,000
	11/15/1999	11/15/2009	$11.0000	1,000,000
	09/06/1999	09/06/2009	$10.4600	360,000
	05/01/2000	05/01/2010	$17.7500	1,000,000
	08/01/2000	08/01/2010	$18.1500	240,000
	08/30/2001	08/30/2011	$14.0300	260,000
	10/09/2002	10/09/2012	$7.7300	12,000

P. Chernin:	07/25/1996	07/25/2006	$5.1700	125,000
	10/28/1996	10/28/2006	$5.8300	1,500,000
	08/19/1997	08/19/2007	$4.7900	250,000
	09/07/1998	09/07/2008	$9.3500	800,000
	09/06/1999	09/06/2009	$10.4600	600,000
	11/15/1999	11/15/2009	$11.0000	6,000,000
	05/01/2000	05/01/2010	$17.7500	6,000,000
	08/01/2000	08/01/2010	$18.1500	1,000,000
	08/30/2001	08/30/2011	$14.0300	1,000,000
	08/13/2002	08/13/2012	$8.0200	1,000,000

K.E. Cowley:	08/19/1997	08/19/2007	$4.7900	130,000
	10/07/1997	10/07/2007	$6.0900	6,000
	10/13/1998	10/13/2008	$7.9800	12,000
	11/03/1999	11/03/2009	$10.5500	12,000
	10/18/2000	10/18/2010	$17.8300	12,000
	10/11/2001	10/11/2011	$11.2700	12,000
	10/09/2002	10/09/2012	$7.7300	12,000

D.F. DeVoe:	08/19/1997	08/19/2007	$4.7900	90,000
	09/07/1998	09/07/2008	$9.3500	300,000
	09/06/1999	09/06/2009	$10.4600	300,000
	11/15/1999	11/15/2009	$11.0000	1,000,000
	05/01/2000	05/01/2010	$17.7500	1,000,000
	08/01/2000	08/01/2010	$18.1500	240,000
	08/30/2001	08/30/2011	$14.0300	260,000
	08/13/2002	08/13/2012	$8.0200	480,000

R.I. Eddington:	01/01/1997	01/01/2007	$5.6000	300,000
	10/12/1998	10/12/2008	$8.0800	100,000
	08/19/1997	08/19/2007	$4.7900	393,000
	09/06/1999	09/06/2009	$10.4600	68,000
	10/18/2000	10/18/2010	$17.8300	12,000
	10/11/2001	10/11/2011	$11.2700	12,000
	10/09/2002	10/09/2012	$7.7300	12,000

J.A.M. Erkko KBE:	10/10/1995	10/10/2005	$6.3300	3,000
	10/15/1996	10/15/2006	$5.8200	6,000
	10/07/1997	10/07/2007	$6.0900	9,000
	10/13/1998	10/13/2008	$7.9800	12,000
	11/03/1999	11/03/2009	$10.5500	12,000
	10/18/2000	10/18/2010	$17.8300	12,000
	10/11/2001	10/11/2011	$11.2700	12,000
	10/09/2002	10/09/2012	$7.7300	12,000

A.S.B. Knight:	10/07/1997	10/07/2007	$6.0900	12,000
	10/13/1998	10/13/2008	$7.9800	12,000
	11/03/1999	11/03/2009	$10.5500	12,000
	10/18/2000	10/18/2010	$17.8300	12,000
	10/11/2001	10/11/2011	$11.2700	12,000
	10/09/2002	10/09/2012	$7.7300	12,000

G. Kraehe:	10/11/2001	10/11/2011	$11.2700	12,000
	10/09/2002	10/09/2012	$7.7300	12,000

J.R. Murdoch:	08/19/1997	08/19/2007	$4.7900	43,752
	10/12/1998	10/12/2008	$8.0800	75,000
	09/06/1999	09/06/2009	$10.4600	63,600
	08/01/2000	08/01/2010	$18.1500	500,000
	08/30/2001	08/30/2011	$14.0300	160,000
	08/13/2002	08/13/2012	$8.0200	220,000

K.R. Murdoch:	11/05/1999	11/05/2009	$22.0000	24,000,000

L.K. Murdoch:	08/19/1997	08/19/2007	$4.7900	440,000
	10/12/1998	10/12/2008	$8.0800	200,000
	09/06/1999	09/06/2009	$10.4600	200,000
	11/15/1999	11/15/2009	$11.0000	1,000,000
	05/01/2000	05/01/2010	$17.7500	1,000,000
	08/01/2000	08/01/2010	$18.1500	200,000
	08/30/2001	08/30/2011	$14.0300	260,000
	08/13/2002	08/13/2012	$8.0200	340,000

T.J. Perkins:	10/07/1997	10/07/2007	$6.0900	12,000
	10/13/1998	10/13/2008	$7.9800	12,000
	11/03/1999	11/03/2009	$10.5500	12,000
	10/18/2000	10/18/2010	$17.8300	12,000
	10/11/2001	10/11/2011	$11.2700	12,000
	10/09/2002	10/09/2012	$7.7300	12,000

S. S. Shuman:	10/12/1993	10/12/2003	$10.8600	8,000	*
	10/18/1994	10/18/2004	$8.2600	8,000	*
	10/10/1995	10/10/2005	$6.3300	12,000
	10/15/1996	10/15/2006	$5.8200	12,000
	10/07/1997	10/07/2007	$6.0900	12,000
	10/13/1998	10/13/2008	$7.9800	12,000
	11/03/1999	11/03/2009	$10.5500	12,000
	10/18/2000	10/18/2010	$17.8300	12,000
	10/11/2001	10/11/2011	$11.2700	12,000
	10/09/2002	10/09/2012	$7.7300	12,000

A.M. Siskind:	09/07/1998	09/07/2008	$9.3500	400,000
	09/06/1999	09/06/2009	$10.4600	300,000
	11/15/1999	11/15/2009	$11.0000	1,000,000
	05/01/2000	05/01/2010	$17.7500	1,000,000
	08/01/2000	08/01/2010	$18.1500	240,000
	08/30/2001	08/30/2011	$14.0300	260,000
	08/13/2002	08/13/2012	$8.0200	480,000

*	Indicates options over one Ordinary Share and 1/2 Preferred Share

Executives’ Share Option Scheme, Share Option Plan and Australian Executive Share Option Plan (the “Plans”)

The terms of these three Plans provide that the total number of shares, the transfer of which may be required to be procured by the Company, in respect of which options have been granted to employees of management or equivalent status, including Executive Directors, which have not been exercised or terminated or expired shall not exceed five percent of News Corporation’s issued share capital. The exercise price of the options issued under the Plans is the weighted average market price of the shares sold on the Australian Stock Exchange during the five trading days immediately prior to the date the option is granted. Options granted under the Plans have a term of 10 years after the date of grant. The Plans allow News Corporation to procure the transfer of issued Ordinary Shares or Preferred Shares to option holders rather than issue new shares to them.

With the exception of special grants made to certain individuals on hiring, grants under the Plans have been made and continue to be made on an annual basis.

Other Plans

In connection with News Corporation’s acquisition of New World, Heritage and Chris-Craft, each outstanding option under such companies’ option plans was converted into the right to purchase ADRs of News Corporation, each of which represents four Preferred Shares. No additional options were granted under such plans following these acquisitions.

News International Sharesave Scheme

In October 1997, shareholders approved the establishment of a sub-plan to The News Corporation Share Option Plan. The U.K. Sub-Plan is a salary sacrifice savings scheme, which was established for the benefit of U.K. resident employees of News International plc to provide those employees with an opportunity to participate in the equity of News Corporation. The U.K. Sub-Plan involves the grant of options over Preferred Shares to participating employees. The option entitles holders to call for the delivery to them of these shares upon the maturity of 3, 5 or 7 year savings plans which were implemented in conjunction with the the U.K. Sub-Plan. The options have an exercise price which represents a discount of up to 20% of the market price of shares at the date of the grant of the option. The exercise price is paid by an automatic withdrawal from the participant’s savings plan in favor of the Trustee who, on exercise of the option, uses those proceeds to acquire the requisite number of shares and transfer them to the participant.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The sole outstanding class of voting securities of News Corporation is Ordinary Shares. In addition, in November 1994, News Corporation issued, by means of a bonus issue (i.e. stock dividend), one previously unissued Preferred Share, which has limited voting rights, for each two of its Ordinary Shares held of record on November 11, 1994.

The following table sets forth as of September 30, 2003, the percentage of Ordinary Shares owned by Cruden Investments Pty. Limited, a corporation organized under the laws of the State of Victoria, Australia and a subsidiary thereof (collectively, “Cruden Investments”), which is the sole person known to News Corporation to be the owner of more than 5% of its Ordinary Shares.

Identity of Person or Group	Amount of Ordinary Shares Owned (1)		Percentage of Class
Cruden Investments	626,084,797	(2)	30	% (3)

(1)	Based upon record ownership.
(2)	Includes Ordinary Shares owned by (1) Mr. K. Rupert Murdoch, (2) Cruden Investments Pty. Limited, a private Australian investment company owned by Mr. K. Rupert Murdoch, members of his family and various corporations and trusts, the beneficiaries of which include Mr. K. Rupert Murdoch, members of his family and certain charities and (3) corporations which are controlled by trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons. By virtue of shares of News Corporation owned by such persons and entities, and Mr. K. Rupert Murdoch’s positions as Chairman and Chief Executive of News Corporation, Mr. K. Rupert Murdoch may be deemed to control the operations of News Corporation. In addition, Mr. K. Rupert Murdoch, Cruden Investments Pty. Limited and such other entities beneficially own 217,126,040 Preferred Shares.
(3)	Approximate percentage is calculated based on 2,097,473,050 Ordinary Shares outstanding on September 30, 2003. Does not consider as outstanding (i) 152,000-Ordinary Shares issuable upon exercise of outstanding stock options and (ii) up to 72,889,020 Preferred Shares issuable upon exchange of Liquid Yield Option Notes.

As of September 30, 2003, 2,477,156 News Corporation Ordinary Shares were held of record in the U.S. These Ordinary Shares were held by 162 record holders and represented 0.12% of the total number of News Corporation Ordinary Shares then outstanding. As of September 30, 2003, 1,293,514 News Corporation Preferred Shares were held of record in the U.S. These Preferred Shares were held by 63 record holders and represented 0.04% of the total number of News Corporation Preferred Shares then outstanding. As of September 30, 2003, 85,309,273 News Corporation Ordinary ADRs (representing 341,237,092 News Corporation Ordinary Shares) and 463,592,801 News Corporation Preferred ADRs (representing 1,854,371,204 News Corporation Preferred Shares), were held of record in the U.S. Such Ordinary ADRs were held by 840 record holders and represented 99.99% of the News Corporation Ordinary ADRs then outstanding and approximately 16.27% of the total number of News Corporation Ordinary Shares then outstanding. Such Preferred ADRs were held by 6,346 record holders and represented 98.28% of the News Corporation Preferred ADRs then outstanding and approximately 57.40% of the total number of News Corporation Preferred Shares then outstanding. Since certain of these Ordinary Shares, Preferred Shares, Ordinary ADRs and Preferred ADRs, were held by brokers or other nominees, the number of record holders in the U.S. may not be representative of the number of beneficial holders or where the beneficial holders are resident.

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

In 1999, the Company advanced US$1 million to Chase Carey, a Director of News Corporation, in connection with his relocation. This loan is non-interest bearing and repayable on or before January 19, 2005. As of September 30, 2003, US$1 million remained outstanding.

During fiscal 2002 and 2003 there were a number of transactions between News Corporation and Queensland Press Limited. Queensland Press Limited is controlled by Cruden Pty. Limited in which K. Rupert Murdoch, by reason of his beneficial and trustee interest, may be deemed to have an interest. The net value of these transactions was A$62,408,000 and A$95,550,000 for the years ending June 30, 2002 and 2003, respectively. Details of these transactions are set forth in Note 30 to the Consolidated Financial Statements.

Arrangements between News Corporation and Controlled Entities

News Corporation guaranteed borrowings of controlled and associated entities of A$15,441 million and A$12,429 million at June 30, 2002 and 2003, respectively. News Corporation guaranteed film distribution agreements in respect of controlled and associated entities of A$1,507 million and A$1,148 million at June 30, 2002 and 2003, respectively. Under terms of deeds of indemnity, any deficiency of funds, if any Australian wholly-owned controlled entity is wound up, will be met by the parent entity.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The financial statements filed as part of this document are included in Item 18.

Legal Proceedings

News Corporation has extensive international operations and is a party to a number of pending legal proceedings. News Corporation does not expect that the outcome of such proceedings, either individually or in the aggregate, will have a material effect on its financial statements taken as a whole, or on in its financial condition, liquidity or results of operations.

Dividends

News Corporation declares dividends on its Ordinary Shares and Preferred Shares from time to time at the discretion of its Board of Directors.

Significant Changes

Other than those events described in other items in this Annual Report on Form 20-F, including Item 18. Financial Statements, and fluctuations in borrowings, there have not been any significant changes to our financial condition or results of operations since June 30, 2003.

ITEM 9. THE OFFER AND LISTING

News Corporation Ordinary Shares and News Corporation Preferred Shares are listed on the ASX, which operates stock exchanges in the capital cities of each State in Australia, the London Stock Exchange and the New Zealand Stock Exchange. The ASX presently constitutes the principal non-U.S. trading market for News Corporation Ordinary Shares and Preferred Shares.

In the U.S., News Corporation Ordinary ADRs and News Corporation Preferred ADRs are listed on the NYSE. In accordance with the rules of the NYSE, the News Corporation Ordinary Shares and Preferred Shares are also listed on the NYSE but only for technical reasons and without trading privileges.

The following table sets forth in Australian dollars the reported high and low closing sales prices on the ASX of Ordinary Shares and Preferred Shares for the periods listed.

	Ordinary Shares		Preferred Shares
	A$ High	A$ Low	A$ High	A$ Low
Fiscal Year Ended June 30,

1999	14.24	8.64	13.46	7.65
2000	27.50	10.11	23.75	9.31
2001	26.05	13.85	22.35	12.40
2002	18.87	9.68	16.29	8.18
2003	12.98	8.46	10.96	7.20

Fiscal Year Ended June 30,
2002

First Quarter	18.87	12.06	16.29	10.60
Second Quarter	16.35	12.74	13.92	11.00
Third Quarter	15.66	11.86	13.16	10.08
Fourth Quarter	13.82	9.68	11.88	8.18
2003
First Quarter	10.81	8.46	9.28	7.20
Second Quarter	12.98	8.76	10.96	7.43
Third Quarter	12.74	9.39	10.63	7.86
Fourth Quarter	12.07	10.63	10.05	8.68

2004
First Quarter	13.62	11.06	11.50	9.16
Second Quarter (through October 24, 2003)	12.60	11.80	10.90	9.80

Month Ended
April 30, 2003	11.73	10.63	9.70	8.68
May 31, 2003	11.80	10.93	9.78	9.00
June 30, 2003	12.07	11.07	10.05	9.01
July 31, 2003	11.96	11.06	9.95	9.16
August 31, 2003	13.20	11.60	11.05	9.80
September 30, 2003	13.62	12.01	11.50	10.02

The following table sets forth in U.S. dollars the reported high and low closing sales prices on the NYSE of News Corporation Ordinary ADRs and Preferred ADRs for the periods listed.

	Ordinary ADRs		Preferred ADRs
	US$ High	US$ Low	US$ High	US$ Low
Fiscal Year Ended June 30,
1999	36.44	20.81	33.69	18.25
2000	65.81	26.56	56.44	24.56
2001	57.38	28.70	48.63	24.60
2002	39.06	21.99	33.33	18.62
2003	32.39	18.03	26.64	15.32

Fiscal Year Ended June 30,
2002

First Quarter	39.06	23.55	33.33	20.51
Second Quarter	32.71	24.89	27.60	21.65
Third Quarter	32.41	24.97	27.15	20.99
Fourth Quarter	30.43	21.99	25.91	18.62
2003
First Quarter	23.72	18.03	20.26	15.32
Third Quarter	29.42	22.84	24.60	18.95
Second Quarter,	28.54	18.90	23.95	16.00
Fourth Quarter	32.39	25.45	26.64	21.00

2004
First Quarter	35.20	29.87	29.84	25.05
Second Quarter (through October 24, 2003)	39.88	33.20	28.86	27.61

Month Ended
April 30, 2003	28.56	25.45	23.65	21.00
May 31, 2003	30.84	28.32	25.51	23.42
June 30, 2003	32.39	30.00	26.64	24.55
July 31, 2003	31.55	30.06	26.30	25.05
August 31, 2003	34.35	29.87	28.92	25.40
September 30, 2003	35.20	32.50	29.84	27.05

ITEM 10. ADDITIONAL INFORMATION

Constitution

General Information

News Corporation is registered with the Australian Securities and Investments Commission (“ASIC”) and our Australian Company Number (“ACN”) is 007 910 330.

The Directors

Directors’ Interests. Pursuant to News Corporation’s Constitution, directors cannot vote at a meeting of the directors in regard to any contract or proposed contract or arrangement in which he or she has, directly or indirectly, a material interest.

Remuneration. The aggregate amount of fees payable to non-executive directors is determined by the Company in general meeting (and directors cannot vote on such resolutions). Subject to that limitation, the directors are remunerated with such fees as the directors determine. When directors’ remuneration is considered at meetings of directors, directors can vote and be counted in the quorum.

Borrowing powers. The directors can exercise all the borrowing powers of News Corporation and News Corporation has all the same borrowing powers as a natural person. The borrowing powers (like any other power) can be modified by amending the Constitution. This can be done by a special resolution of shareholders in general meeting.

Age qualification. The Constitution does not contain a requirement for a director to retire at any certain age.

Share qualification. The Constitution expressly provides that no share qualification is required of a director.

Rotation. Directors must submit themselves for re-election every 3 years (or at the 3rd annual general meeting after that person’s appointment). Further, at every annual general meeting, one third of directors (rounded down) will retire from office for re-election. The directors to retire in every year are those longest in office since last being elected or re-elected, and, between directors who were elected on the same day, the director to retire is determined by lot unless they otherwise agree. This does not apply to the managing director.

Our Shares – Rights and Restrictions

The Constitution provides directors with the power to issue shares, options and securities with such preferred, deferred or other special rights or such restrictions, whether with regards to dividends, voting, return of capital, payment of calls or otherwise, as the directors may decide, including:

•	preferred limited voting ordinary shares in the Company (Preferred Ordinary Shares);

•	ordinary shares in the Company (Ordinary Shares);

•	non-voting ordinary shares in the Company (Non-Voting Ordinary Shares);

•	converting preference shares in the Company (Converting Preference Shares), which are convertible into Ordinary Shares;

•	redeemable ordinary shares in the Company (Redeemable Ordinary Shares), which upon transfer or disposal prior to a “trigger event” (as defined at the time of issuance) other than to a “permitted transferee” (also as defined) are automatically redeemed and converted into one Preferred Ordinary Share for each Redeemable Ordinary Share redeemed, plus an amount of cash calculated in accordance with the Company’s Constitution equating to the excess of the then current market price of the Redeemable Ordinary Shares over the current market price of the Preferred Ordinary Shares;

•	perpetual preference shares in the Company (Perpetual Preference Shares), with such rights attaching to them as the directors determine on or prior to allotment; and

•	redeemable preference shares in the Company (Redeemable Preference Shares), with such rights attaching to them as the directors determine on or prior to allotment.

Currently, News Corporation only has Preferred Ordinary Shares and Ordinary Shares on issue.

Dividends, Voting Rights and Rights to Share in Any Surplus in the Event of Liquidation

For information relating to dividend rights, voting rights and rights to share in any surplus in the event of liquidation, please refer to the information contained in the registration statement on Form F-4 of The News Corporation Limited (Registration No. 333-105853) filed with the Securities and Exchange Commission on June 5, 2003, under the caption “News Corporation Capital Stock — Preferred Ordinary Shares” which is incorporated herein by reference.

Redemption and Sinking Fund

The Constitution does not provide for redemption of any of the shares currently on issue (that is, the Preferred Ordinary Shares or Ordinary Shares) and it does not provide for any sinking fund.

Liability for Further Capital Calls

Members are not liable for any capital calls except in relation to money unpaid on that member’s shares.

All shares currently on issue are fully paid. However, it is possible for News Corporation to have shares not fully paid, in which case, the directors have the power to make calls on members in respect of any money unpaid on the shares of the members and members are obliged to pay the amount called upon receiving at least 14 days’ notice.

Limitations on Owning a Substantial Number of Shares

There is no provision in the Constitution that discriminates against an existing or prospective shareholder as a result of that shareholder owning a substantial number of shares. However, there are some restrictions imposed by law (refer to “—Limitations on the Right to Own Securities” below).

Actions Necessary to Change the Rights of Holders of Shares

The rights attaching to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied:

•	by a special resolution passed at a separate general meeting of the holders of the shares of the class; or

•	if the necessary majority is not obtained at such meeting, with the consent in writing of the holders of three quarters of the issued shares of that class within 2 months after the day of such meeting.

General Meetings

For information relating to general meetings, please refer to the information contained in the registration statement on Form F-4 of The News Corporation Limited (Registration No. 333-105853) filed with the Securities and Exchange Commission on June 5, 2003, under the caption “Comparison of Rights of Holders of GM Class H Common Stock, Hughes Common Stock and News Corporation Preferred ADSs – Comparison – Annual Meeting; Special Meetings of Stockholders – News Corporation Preferred ADSs” which is incorporated herein by reference.

Limitations on the Right to Own Securities

The Constitution does not impose limitations on the right to own securities except as set out in “– Changes in Control of News Corporation” below. However, certain Australian laws impose limitations on the right of non-residents or non-citizens of Australia to hold, own or vote shares in News Corporation. For additional information, see “– Exchange Controls – Limitations on Foreign Acquisitions and Investment in Australian Companies” below.

In addition, Section 50 of the Trade Practices Act 1974 prohibits an acquisition of shares or assets that would have the effect, or be likely to have the effect, of substantially lessening competition in a substantial market for goods or services, unless the acquisition is authorized by the Australian Competition and Consumer Commission.

Changes in Control of News Corporation and Disclosure of Substantial Shareholdings

For information relating to changes in control of and disclosure of substantial shareholdings in the Company, see the information contained in the registration statement on Form F-4 of The News Corporation Limited (Registration No. 333-105853) filed with the Securities and Exchange Commission on June 5, 2003, under the caption “Comparison of Rights of Holders of GM Class H Common Stock, Hughes Common Stock and News Corporation Preferred ADSs – Comparison – Anti-Takeover Statutes – News Corporation Preferred ADSs” which is incorporated herein by reference. See also “— Limitations on the Rights to Own Securities” above.

Changes in Capital

For alteration of the terms of existing capital refer to “– Actions Necessary to Change the Rights of Holders of Shares” above. The directors have the power to issue share or options over shares in, and other securities of, News Corporation. This includes Ordinary Shares and Preferred Ordinary Shares and any other types permitted by the Constitution.

News Corporation may also alter its capital by resolution passed in general meeting. This includes increasing its share capital (by the creation of new shares), consolidating and dividing all the share capital, subdividing the share capital and canceling shares (that have not been taken up or have been forfeited). Subject to the Corporations Act and the Listing Rules, may, by special resolution, reduce its share capital, capital redemption reserve fund and any share premium account.

Material Contracts

We have entered into the following contracts outside of the ordinary course of business during the two year period immediately preceding the date of this Annual Report.

Hughes

In April 2003, News Corporation, GM and Hughes reached an agreement in which News Corporation would acquire 34% of Hughes. News Corporation will acquire GM’s approximate 19.9% interest in Hughes for US$3.8 billion (A$5.7 billion) (subject to upward adjustment), of which US$768 million (A$1,157 million) (subject to upward adjustment) may be paid in News Corporation ADRs. News Corporation will acquire through a merger an additional 14.1% of Hughes for approximately US$2.7 billion (A$4.1 billion) that is payable, at News Corporation’s option, in cash, News Corporation ADRs or a combination thereof. Simultaneously with the closing of this transaction, News Corporation will transfer its 34% ownership interest in Hughes to FEG in exchange for promissory notes representing US$4.5 billion (A$6.8 billion) and approximately 74.2 million shares of FEG’s Class A Common Stock, thereby increasing News Corporation’s ownership interest in FEG from 80.6% to approximately 82%. News Corporation’s voting percentage will remain at 97%. The closing of this transaction is subject to a number of conditions, including regulatory approvals.

Exchange Controls

Australian Exchange Controls and Other Limitations Affecting Holders

The Australian Banking (Foreign Exchange) Regulations and other Australian legislation and regulations control and regulate or permit the control and regulation of a broad range of payments and transactions involving non-residents of Australia. Pursuant to certain general and specific exemptions, authorities and approvals, however, News Corporation is not restricted from transferring funds from Australia or placing funds to the credit of non-residents of Australia subject to:

(i)	withholding for Australian tax due in respect of dividends (to the extent they are unfranked) and interest or royalties paid to non-residents of Australia;

(ii)	obtaining written approval of the Minister for Foreign Affairs for transactions involving the control or ownership of assets by the former regime of Iraq, or by persons or entities linked to terrorist activities and identified by the United Nations and the Commonwealth of Australia under the Charter of the United Nations Act as published from time to time in the Commonwealth of Australia Gazette. This list currently includes individuals or entities linked with the Taliban, Osama bin Laden and other listed terrorist organizations. Transactions involving persons published in the Gazette without the permission of the Minister are a criminal offense;

(iii)	obtaining prior Reserve Bank approval for transactions over A$100,000 involving the Embassy of the Federal Republic of Yugoslavia, the Consulate-General of the Federal Republic of Yugoslavia and the National Bank of Yugoslavia; and

(iv)	obtaining prior Reserve Bank approval for transactions involving supporters of the regime of former President of Yugoslavia, Slobodan Milosevic and specified ministers and senior officials of the Government of Zimbabwe. The Reserve Bank publishes changes to prohibited parties and variations in the restrictions on those parties from time to time in the Commonwealth of Australia Gazette.

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

A person is taken to hold a “substantial interest”:

(a) in a corporation if the person, alone or together with any associates (as defined in the Australian Foreign Takeovers Act), is in a position to control at least 15% of the voting power in the corporation or holds interests in at least 15% of the issued shares in the corporation;

(b) in a trust estate, if the person alone or together with any associates (as so defined) holds a beneficial interest in at least15% of the corpus or income of the trust estate.

Two or more persons are taken to hold an “aggregate substantial interest”:

(c) in a corporation, if they together with any associates (as so defined) are in a position to control at least 40% of the voting power in the corporation or hold at least 40% of the issued shares in the corporation;

(d) in a trust estate, if they together with any associates hold in the aggregate beneficial interests in at least 40% of the corpus or income of the trust estate.

Where a trustee has power or discretion under the terms of a trust as to the distribution of income or corpus of the trust estate to beneficiaries, each beneficiary is taken for the purposes of paragraphs (b) and (d) above to hold a beneficial interest in the maximum percentage of income or corpus of the trust estate that the trustee is empowered to distribute to that beneficiary.

The circumstances in which a person is to be taken to hold an interest in a share are widely described in the Australian Foreign Takeovers Act and, without limitation, include having a legal or equitable interest in the share, having entered into a contract to purchase the share or an option over the share or an interest in the share, or having the right to vote the share otherwise than by reason of the appointment as a proxy or representative at a meeting of the members. The Australian Foreign Takeovers Act also provides that, for the purposes of such act, a holder of a substantial interest or holders of an aggregate substantial interest (including any such interest held by other applications of the relevant provision) in a corporation or a trust estate which is in a position to control any voting power in another corporation or holds interests in shares in another corporation or in another trust estate shall be taken to be in the position to control such voting power in the other corporation or to hold such interests in the other corporation or in the other trust estate (as the case may be).

The Australian Treasurer has the power to compel divestiture of shares where an Australian corporation becomes foreign controlled or undergoes a change in foreign control without consent of the Australian Treasurer (which is determined according to whether a substantial interest or an aggregate substantial interest is acquired by the foreign person or persons or, where foreign persons hold an aggregate substantial interest, there is any change in the foreign persons holding any interest) and the Treasurer is satisfied that such a result would be contrary to the national interest. The Australian Foreign Acquisitions and Takeovers Act does not require compulsory notification of the acquisition of an aggregate interest. However, it is possible to lodge a voluntary notification of a proposed transaction that would invoke an aggregate substantial interest under that Act to ascertain the Australian Treasury Department’s view of the transaction. If the Australian Treasury Department advises that it does not object to the transaction or the time period in which the Australian Treasury Department is permitted to make a decision expires, then the Treasurer will not be permitted to compel divestiture of the shares that are the subject of the notified transaction.

News Corporation believes that Cruden Investments Pty. Limited may technically be deemed to be a foreign person under the Australian Foreign Acquisitions and Takeovers Act. As of June 30, 2003, News Corporation has reason to believe that approximately an additional 44.5% of the Ordinary Shares are held by a foreign person or persons. As a result, foreign persons may already hold an aggregate substantial interest in News Corporation.

The Australian Treasury Department issues from time to time a statement of its policy relating to foreign investment in terms of particular industry sectors (including the media sector). The current foreign investment policy is available from the Australian Treasury Department’s web site located at http://www.treasury.gov.au.

The Australian Treasury Department which administers the Australian Foreign Acquisitions and Takeovers Act has stated that any transaction which falls within the scope of the order-making powers of the Australian Foreign Acquisitions and Takeovers Act should be the subject of a voluntary notification under the Act, unless the transaction is a “portfolio” investment of less than five percent. The Australian Treasury Department defines a “portfolio” shareholding as one that does not enable the owner of the shares to exercise control or potential control over the operations of the company.

Accordingly, investors who may wish to hold shares in News Corporation which do not satisfy the definition of a “portfolio” shareholding or who are not sure whether their shareholding is or will be a “portfolio” investment (either on its own or together with other holdings of the investor and its associates) are advised to obtain their own independent advice on whether the investment requires notification to, or the approval of, the Australian Treasurer.

Corporations Act of Australia

As applied to News Corporation, the Australian Corporations Act 2001 (the “Corporations Act”) prohibits any legal person (including a corporation) from acquiring a relevant interest in Ordinary Shares (or, if issued, Redeemable Ordinary Shares, as hereinafter defined), except under a takeover bid or in certain exceptional circumstances, if after the acquisition that person’s or any other person’s voting power in News Corporation increases from 20% or below to more than 20%, or from a starting point that is above 20% and below 90%.

In general terms, a person’s voting power in News Corporation is (1) the total numbers of votes attached to Ordinary Shares in which the person or an “associate” of the person has a relevant interest divided by (2) the total number of votes attached to all of News Corporation’s Ordinary Shares.

In general terms, a person is considered to have a “relevant interest” in a share in News Corporation if that person is the holder of that share or has, or is deemed under the Australian Corporations Act to have, the power to exercise, or control the exercise of, a right to vote attached to that share, or has the power to dispose of, or control the exercise of a power to dispose of that share whether such power is direct or indirect and legally enforceable or not, and irrespective of restrictions and restraints on such power and other matters and things as specified in the Australian Corporations Act. A person is considered to have acquired a share when he or she has acquired such power over such share.

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

Shares are regarded as being held by a person if they are held by a corporation which the person controls or in which the person has a 20% voting interest.

In general terms, a person is considered to be an “associate” of another person (the primary person) under the Australian Corporations Act: (i) if the primary person is a body corporate, if the person is a director or secretary of the body, a related body corporate (as defined in the Australian Corporations Act) or a director or secretary of a related body corporate; (ii) in relation to a body corporate, if the primary person has entered, or proposes to enter, into an agreement (x) under which one of them will have any voting power with respect to the body, (y) for the purpose of influencing the conduct of the affairs of the body or (z) under which one of them may be required to dispose of shares in the body; or (iii) if he is a person with whom the primary person is acting, or proposes to act.

The above Australian Corporation Act prohibition is subject to certain exceptions which must be strictly complied with to be applicable.

Taxation

The following is a summary of the taxes payable by holders of News Corporation shares or News Corporation ADRs who are resident in the U.S. under U.S. and Australian laws and regulations and the United States—Australia Income Tax Convention and Protocol thereto currently in effect (the “Treaty”), both as in effect on the date hereof.

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

The summary is based upon (1) current Australian law and Australian Tax Office practice, (2) the U.S. Internal Revenue Code, Treasury Regulations, case law and Internal Revenue Service rulings, all of which are subject to change, possibly with retroactive effect, and (3) the Treaty.

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

Similarly, the summary of U.S. tax consequences relates to the material aspects of the U.S. taxation position of U.S. Holders and may not completely or accurately describe the U.S. tax consequences to all U.S. Holders. For example, special rules may apply to U.S. Holders of stock representing 10% or more of the total combined voting power of News Corporation, U.S. expatriates, insurance companies, tax-exempt organizations, banks and other financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, traders in securities that elect to mark-to-market, and persons holding their News Corporation shares or News Corporation ADRs as parties to a conversion transaction, among others.

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

Dividends which are paid from profits on which no Australian income tax has been paid are referred to as “unfranked dividends.” Unfranked dividends are subject to withholding tax when paid to shareholders who are non-residents of Australia. Pursuant to the tax treaty which is currently in effect between Australia and the U.S., the withholding tax imposed on dividend payments to a qualifying U.S. resident by News Corporation is limited to 15% of the gross dividend (or 5% of the gross dividend, in the case of a qualifying U.S. resident which is a company holding directly at least 10% of the voting power of News Corporation). When a dividend is paid by News Corporation to a holder of News Corporation shares who is resident in the U.S., the 15% withholding tax is withheld by News Corporation at the time the dividend is paid and then remitted by News Corporation directly to the Australian Taxation Office. With respect to holders of News Corporation ADRs who are residents of the U.S., the 15% withholding tax is withheld by the Australian nominee record holder of the shares underlying the ADRs at the time when the dividend is remitted by the record holder to Citibank, N.A. (the Depositary for the News Corporation ADRs).

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

The dividends paid by News Corporation in fiscal 2003 on its Ordinary Shares and Preferred Shares were unfranked and were not FDA dividends.

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

Under recently enacted legislation, which is generally effective for tax years beginning after December 31, 2002 through tax years beginning on or before December 31, 2008, dividend income received by an individual from a corporation organized in the United States or from a “qualified foreign corporation” is eligible for taxation at the lower rates imposed on long-term capital gains recognized by individuals. A non-U.S. corporation is a “qualified foreign corporation” if (i) it is eligible for benefits under a comprehensive U.S. income tax treaty determined to be satisfactory to the United States Department of the Treasury or (ii) its stock with respect to which the dividend is paid is readily tradeable on an established securities market in the United States. The United States Department of the Treasury and Internal Revenue Service have determined that the Treaty is satisfactory for this purpose. In addition, the Conference Report with respect to this legislation states that a share of a non-U.S. corporation’s stock is treated as readily tradeable on an established securities market in the United States if an American Depositary Receipt (which would include a News Corporation ADR) backed by such share is so traded.

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

Capital Gains

Australian Tax Consequences. Non-residents of Australia who do not hold and have not at any time in the five years preceding the disposal of News Corporation’s shares held (for their own account or together with associates) a beneficial interest of 10% or more (by value) of the shares of News Corporation are not liable for Australian capital gains tax on the disposal of the shares provided that the shares have not been used in carrying on business (e.g. share trading) at or through a permanent establishment in Australia. This also applies to any disposal of News Corporation ADRs, provided the holder and his associates do not hold and have not at any time in the five years preceding the disposal held a beneficial interest of 10% or more (by value) of the shares of News Corporation. This means that a holder of such securities who is not a resident of Australia will not be subject to capital gains tax under Australian law upon the sale of such holder’s News Corporation ADRs or the exchange of such holder’s News Corporation ADRs for the relevant underlying shares of News Corporation, provided that the News Corporation ADRs have not been used in carrying on a business at or through a permanent establishment in Australia. Holders engaged in a business of trading or dealing in shares may be subject to tax on disposal profits which constitute ordinary income, as opposed to capital gain, if those disposal profits are from sources in Australia.

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

A person who is not a resident of Australia, and who does not hold and has not at any time in the five years preceding any disposal of shares issued under the DRP held (for his own account or together with associates) a beneficial interest of 10% or more (by value) of the shares of News Corporation, will not be subject to Australian capital gains tax upon his sale of those shares, provided that the shares have not been used in carrying on business (e.g., share trading) at or through a permanent establishment in Australia.

Australian Stamp Duty

No stamp duty will be payable under the laws of the State of South Australia (the state of incorporation of News Corporation) or any other Australian jurisdiction upon the transfer of any News Corporation ADRs (if the transfer instrument is executed outside Australia) or the transfer of any News Corporation shares (assuming in the latter case that at the time of transfer the shares are quoted on the Australian Stock Exchange Limited, the New York Stock Exchange or any other stock exchange that is a member of the Federation Internationale de Bourses de Valeurs).

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

U.S. Passive Foreign Investment Company Rules

News Corporation believes that it will not be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the current taxable year or for future taxable years. However, an actual determination of PFIC status is factual and cannot be made until the close of the applicable taxable year. News Corporation would be a PFIC for any taxable year in which either:

•	75% or more of its gross income is passive income; or

•	Its assets that produce passive income or that are held for the production of passive income amount to at least 50% of the value of its total assets on average.

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

United States Information Reporting and Backup Withholding

Dividend payments on News Corporation shares or ADRs and proceeds from the sale, exchange or other disposition of such shares or ADRs may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a rate of 28 percent. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. Any U.S. persons required to establish their exempt status generally must file Internal Revenue Service Form W-9, Request for Taxpayer Identification Number and Certification. Recently finalized Treasury regulations have generally expanded the circumstances under which information reporting and backup withholding may apply.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

Documents on Display

News Corporation is subject to periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, News Corporation is required to file reports and other information with the U.S. Securities and Exchange Commission (SEC). Copies of reports and other information, when so filed, may be inspected free of charge and may be obtained at prescribed rates at the public reference facility maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You can access documents filed with the SEC at its website www.sec.gov. You may also obtain certain of these documents at News Corporation’s website at www.newscorp.com. News Corporation is not incorporating the contents of its or the SEC’s websites or the website of any other person into this document.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

News Corporation has exposure to several types of market risk: changes in foreign currency exchange rates, interest rates and stock prices. The Group neither holds nor issues financial instruments for trading purposes.

The following sections provide quantitative information on the Group’s exposure to foreign currency exchange rate risk, interest rate risk and stock price risk. It makes use of sensitivity analyses that are inherently limited in estimating actual losses in fair value that can occur from changes in market conditions.

Foreign Currency Exchange Rates

News Corporation conducts operations in three principal currencies: the U.S. dollar, the British pound sterling and the Australian dollar. These currencies operate as the functional currency for the Group’s U.S., U.K. and Australian operations, respectively. Cash is managed centrally within each of the three countries with net earnings reinvested locally and working capital requirements met from existing liquid funds. To the extent such funds are not sufficient to meet working capital requirements, drawdowns in the appropriate local currency are available under the New Credit Agreement. Currently, the Group’s foreign (i.e., U.S. and U.K.) operations account for approximately 92% of consolidated revenues, 93% of consolidated operating income and 91% of consolidated assets. However, since earnings of the Group’s U.S. and U.K. operations are expected to be reinvested in those businesses indefinitely, the Group does not hedge its investment in the net assets of those foreign operations.

At June 30, 2003 and 2002, the Group’s outstanding financial instruments with foreign currency exchange rate risk exposure had an aggregate fair value of A$14.8 billion and A$15.6 billion, respectively (including the Group’s U.S. dollar-denominated fixed rate debt). The potential decrease in the fair values of these instruments resulting from a 10% adverse change in quoted foreign currency exchange rates would be approximately A$1.6 billion and A$1.8 billion for the fiscal years ended June 30, 2003 and 2002, respectively.

Interest Rates

The Group’s current financing arrangements and facilities include A$12.4 billion of outstanding debt with fixed interest and a New Credit Agreement, which carries variable interest. Fixed and variable rate debts are impacted differently by changes in interest rates. A change in the interest rate or yield of fixed rate debt will only impact the fair value of such debt, while a change in the interest rate of variable debt will impact interest expense as well as the amount of cash required to service such debt. As of June 30, 2003 and 2002, substantially all of the Group’s financial instruments with exposure to interest rate risk was denominated in U.S. dollars and had an aggregate fair value of A$14.8 billion and A$15.5 billion, respectively. The potential change in fair value for these financial instruments from an adverse 10% change in quoted interest rates across all maturities, often referred to as a parallel shift in the yield curve, would be approximately A$769 million and A$889 million for fiscal 2003 and 2002, respectively.

Stock Prices

The Group has common stock investments in several publicly traded companies that are subject to market price volatility. These investments have an aggregate carrying value of approximately A$14,140 million as of June 30, 2003. A hypothetical decrease in the market price of these investments of 10% would result in a fair value of approximately A$12,726 million. Under US-GAAP, such a hypothetical decrease would result in a decrease in comprehensive income of approximately A$33.6 million.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15. CONTROLS AND PROCEDURES

The Group’s Chairman and Chief Executive and Chief Financial Officer have evaluated the effectiveness of the Group’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report and, based on this evaluation, have concluded that the disclosure controls and procedures are effective.

There have been no changes in the Group’s internal control over financial reporting that occurred during the Group’s fiscal year ended June 30, 2003 that has materially affected, or is reasonable likely to materially affect, the Group’s internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable

ITEM 16B.	CODE OF ETHICS

News Corporation has adopted a Code of Conduct for the chief executive and senior financial officers that is included in the Group’s Standards of Business Conduct. A copy of the Group’s Standards of Business Conduct is attached as an exhibit to this annual report on Form 20-F.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

PART III

ITEM 17.	FINANCIAL STATEMENTS

The registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

Page

1.	The News Corporation Limited and Subsidiaries

Annual Financial Statements

	Report of Independent Auditors	F - 2

	Statement of Financial Performance for the fiscal years ended 30 June, 2003, 2002 and 2001	F - 3

	Statement of Financial Position at 30 June, 2003 and 2002	F - 4

	Statement of Cash Flows for the fiscal years ended 30 June, 2003, 2002 and 2001	F - 6

	Statement of Shareholders’ Equity for the fiscal years ended 30 June, 2003, 2002 and 2001	F - 9

	Notes to the Consolidated Financial Statements	F - 10

2.	Fox Entertainment Group, Inc.

Annual Financial Statements

	Report of Independent Auditors	F -

	Copy of 2001 Report of Independent Public Accountants	F -

	Consolidated Balance Sheets at June 30, 2003 and 2002	F -

	Consolidated Statements of Operations for the years ended June 30, 2003, 2002 and 2001	F -

	Consolidated Statements of Cash Flows for the years ended June 30, 2003, 2002 and 2001	F -

	Consolidated Statements of Shareholders’ Equity for the years ended June 30, 2003, 2002 and 2001	F -

	Notes to Consolidated Financial Statements	F -

3.	British Sky Broadcasting Group plc

The Group will file the annual financial statements of British Sky Broadcasting Group plc on Form 20-F/A within the period permitted by applicable rules.

4.	Stream S.p.A.

Annual Financial Statements

	Report of Independent Auditors	S-1

	Copy of 2000 Report of Independent Auditors	S-2

	Balance Sheets as of December 31, 2001and 2002	S-3

	Statements of Operations for the years ended December 31, 2000, 2001 and 2002	S-4

	Statements of Cash Flows for the years ended December 31, 2000, 2001 and 2002	S-6

	Statements of Shareholders’ Equity for the years ended December 31, 2000, 2001 and 2002	S-7

	Notes to Financial Statements	S-8

5.	Gemstar-TV Guide International, Inc.

The Financial Statements of Gemstar-TV Guide International, Inc. set forth on pages G-1 through G-46 of the Annual Report on Form 20-F/A of The News Corporation Limited for the fiscal year ended June 30, 2002, as filed with the Securities and Exchange Commission on July 1, 2003 are incorporated by reference in this report.

ITEM 19.	EXHIBITS

Number	Description

1.1	Memorandum and Constitution of The News Corporation Limited, as amended on October 18, 1994. [1]

1.2	Amendments to the Constitution of The News Corporation Limited, dated January 31, 1995 and October 10, 1995.[2]

1.3	Extract from the Notice of Annual General Meeting of The News Corporation Limited setting forth amendments to its Constitution, adopted at its Annual General Meeting held on October 7, 1997.[3]

2.1	Amended and Restated Deposit Agreement, dated as of December 3, 1996, among The News Corporation Limited, Citibank, N.A. and the holders from time to time of American Depositary Receipts issued thereunder, representing American Depositary Shares of The News Corporation Limited each representing four Preferred Shares.[4]

2.2	Amended and Restated Deposit Agreement, dated as of October 29, 1996, among The News Corporation Limited, Citibank, N.A. and the holders from time to time of American Depositary Receipts issued thereunder, representing American Depositary Shares of The News Corporation Limited each representing four Ordinary Shares.[5]

2.3	Five Year Credit Agreement, dated as of June 27, 2003, among News America Incorporated et al, several lenders, agents and banks.[6]

2.4	Form of Preferred Ordinary Shares of The News Corporation Limited.[7]

2.5	Form of Preferred American Depositary Shares of The News Corporation Limited.[8]

2.6	Form of Ordinary Shares of The News Corporation Limited.[9]

2.7	Form of Ordinary American Depositary Shares of The News Corporation Limited.[10]

2.8	Indenture, dated as of February 28, 2001, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to the Liquid Yield Option™ Notes due February 28, 2021.[11]

2.9	First Supplemental Indenture, dated as of June 27, 2003, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to the Liquid Yield OptionTM Notes due February 28, 2021. [12]

2.10	Indenture, dated as of January 28, 1993, by and among News America Incorporated (formerly News America Holdings Incorporated), The News Corporation Limited, the other Guarantors named therein and U.S. Bank National Association (as successor to State Street Bank and Trust Company and The First National Bank of Boston), as Trustee, with respect to the senior debt securities.[13]

2.11	First Supplemental Indenture, dated as of March 24, 1993, by and among News America Incorporated (formerly News America Holdings Incorporated), The News Corporation Limited, the other Guarantors named therein and U.S. Bank National Association (as successor to State Street Bank and Trust Company and The First National Bank of Boston), as Trustee, with respect to the senior debt securities. [14]

2.12	Second Supplemental Indenture, dated as of April 8, 1993, by and among News America Incorporated (formerly News America Holdings Incorporated), The News Corporation Limited, the other Guarantors named therein and U.S. Bank National Association (as successor to State Street Bank and Trust Company and The First National Bank of Boston), as Trustee, with respect to the senior debt securities. [15]

2.13	Third Supplemental Indenture, dated as of May 20, 1993, by and among News America Incorporated (formerly News America Holdings Incorporated), The News Corporation Limited, the other Guarantors named therein and U.S. Bank National Association (as successor to State Street Bank and Trust Company and The First National Bank of Boston), as Trustee, with respect to the senior debt securities. [16]

2.14	Fourth Supplemental Indenture, dated as of May 28, 1993, by and among News America Incorporated (formerly News America Holdings Incorporated), The News Corporation Limited, the other Guarantors named therein and U.S. Bank National Association (as successor to State Street Bank and Trust Company and The First National Bank of Boston), as Trustee, with respect to the senior debt securities. [17]

2.15	Fifth Supplemental Indenture, dated July 21, 1993, by and among News America Incorporated (formerly News America Holdings Incorporated), The News Corporation Limited, the other Guarantors named therein and U.S. Bank National Association (as successor to State Street Bank and Trust Company and The First National Bank of Boston), as Trustee, with respect to the senior debt securities. [18]

2.16	Form of Sixth Supplemental Indenture, dated as of January 25, 1994, by and among News America Incorporated (formerly News America Holdings Incorporated), The News Corporation Limited, the other Guarantors named therein and U.S. Bank National Association (as successor to State Street Bank and Trust Company and The First National Bank of Boston), as Trustee, with respect to the senior debt securities. [19]

2.17	Form of Seventh Supplemental Indenture, dated as of February 4, 1994, by and among News America Incorporated (formerly News America Holdings Incorporated), The News Corporation Limited, the other Guarantors named therein and U.S. Bank National Association (as successor to State Street Bank and Trust Company and The First National Bank of Boston), as Trustee, with respect to the senior debt securities. [20]

2.18	Form of Eighth Supplemental Indenture, dated as of May 12, 1994, by and among News America Incorporated (formerly News America Holdings Incorporated), The News Corporation Limited, the other Guarantors named therein and U.S. Bank National Association (as successor to State Street Bank and Trust Company and The First National Bank of Boston), as Trustee, with respect to the senior debt securities. [21]

2.19	Form of Ninth Supplemental Indenture, dated as of August 1, 1995, by and among News America Incorporated (formerly News America Holdings Incorporated), The News Corporation Limited, the other Guarantors named therein and U.S. Bank National Association (as successor to State Street Bank and Trust Company and The First National Bank of Boston), as Trustee, with respect to the senior debt securities. [22]

2.20	Form of Tenth Supplemental Indenture, dated as of March 2, 2000, by and among News America Incorporated (formerly News America Holdings Incorporated), The News Corporation Limited, the other Guarantors named therein and U.S. Bank National Association (as successor to State Street Bank and Trust Company and The First National Bank of Boston), as Trustee, with respect to the senior debt securities. [23]

2.21	Form of Eleventh Supplemental Indenture, dated as of February 14, 2001, by and among News America Incorporated (formerly News America Holdings Incorporated), The News Corporation Limited, the other Guarantors named therein and U.S. Bank National Association (as successor to State Street Bank and Trust Company and The First National Bank of Boston), as Trustee, with respect to the senior debt securities. [24]

2.22	Twelfth Supplemental Indenture, dated as of June 27, 2003, by and among News America Incorporated (formerly News America Holdings Incorporated), The News Corporation Limited, the other Guarantors named therein and U.S. Bank National Association (as successor to State Street Bank and Trust Company and The First National Bank of Boston), as Trustee, with respect to the senior debt securities. [25]

2.23	Amended and Restated Indenture, dated as of March 24, 1993, by and among News America Incorporated (formerly News America Holdings Incorporated), The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities. [26]

2.24	First Supplemental Indenture, dated as of May 20, 1993, by and among News America Incorporated (formerly News America Holdings Incorporated), The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities. [27]

2.25	Second Supplemental Indenture, dated as of May 28, 1993, by and among News America Incorporated (formerly News America Holdings Incorporated), The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities. [28]

2.26	Third Supplemental Indenture, dated as of July 21, 1993, by and among News America Incorporated (formerly News America Holdings Incorporated), The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities. [29]

2.27	Fourth Supplemental Indenture, dated as of October 20, 1995, by and among News America Incorporated (formerly News America Holdings Incorporated), The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities. [30]

2.28	Fifth Supplemental Indenture, dated as of January 8, 1998, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities. [31]

2.29	Sixth Supplemental Indenture, dated as of March 1, 1999, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities. [32]

2.30	Seventh Supplemental Indenture, dated as of February 14, 2001, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities. [33]

2.31	Eighth Supplemental Indenture, dated as of June 27, 2003, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities. [34]

2.32	Indenture, dated as of November 12, 1996, by and among News America Incorporated (formerly News America Holdings Incorporated), The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to the 5% Subordinated Discount Debentures due 2016. [35]

2.33	First Supplemental Indenture, dated as of March 2, 2000, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to the 5% Subordinated Discount Debentures due 2016. [36]

2.34	Second Supplemental Indenture, dated as of February 14, 2001, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to the 5% Subordinated Discount Debentures due 2016. [37]

2.35	Third Supplemental Indenture, dated as of June 27, 2003, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to the 5% Subordinated Discount Debentures due 2016. [38]

2.36	Indenture, dated as of March 21, 2003, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to the Beneficial Unsecured exChangeable Securities. [39]

2.37	First Supplemental Indenture, dated as of June 27, 2003, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to the Beneficial Unsecured exChangeable Securities. [40]

2.38	Letter Amendment No. 1 to Five Year Credit Agreement, dated as of August 13, 2003, among News America Incorporated, several lenders, agents and banks. [41]

4.1	Stock Purchase Agreement, dated as of April 9, 2003, by and among The News Corporation Limited, Hughes Electronics Corporation and General Motors Corporation. [42]

4.2	Amendment No. 1 to the Stock Purchase Agreement, dated as of April 25, 2003, by and among The News Corporation Limited, Hughes Electronics and General Motors Corporation. [43]

4.3	Amendment No. 2 to the Stock Purchase Agreement, dated as of August 20, 2003, by and among The News Corporation Limited, Hughes Electronics Corporation and General Motors Corporation. [44]

4.4	Agreement and Plan of Merger, dated as of April 9, 2003, by and among Hughes Electronics Corporation, The News Corporation Limited and GMH Merger Sub, Inc. [45]

4.5	Amendment No. 1 to the Agreement and Plan of Merger, dated as of July 16, 2003, by and among Hughes Electronics Corporation, The News Corporation Limited and GMH Merger Sub, Inc. [46]

4.6	Employee Matters Agreement, dated as of April 9, 2003, by and between Hughes Electronics Corporation and The News Corporation Limited. [47]

4.7	Registration Rights Agreement, dated as of April 9, 2003, by and between The News Corporation Limited and General Motors Corporation. [48]

8	List of Subsidiaries.*

11	Standards of Business Conduct of The News Corporation Limited and Subsidiaries*

12.1	Certification of the Chairman and Chief Executive pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification of the Chairman and Chief Executive pursuant to USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification of the Chief Financial Officer pursuant to USC Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

14.1	Consent of Ernst & Young regarding The News Corporation Limited.*

14.2	Consent of Ernst & Young LLP regarding Fox Entertainment Group, Inc.*

14.3	Notice regarding consent of Arthur Andersen LLP regarding Fox Entertainment Group, Inc.*

14.4	Consent of Reconta Ernst & Young S.p.A. regarding Stream S.p.A.*

14.5	Notice regarding consent of Arthur Andersen LLP regarding Stream S.p.A.*

14.6	Consent of Ernst & Young regarding Gemstar–TV Guide International, Inc.*

*	Filed herewith.

[1]	Incorporated by reference to Exhibit 1.3 to the Annual Report of The News Corporation Limited on Form 20-F (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 1994.
[2]	Incorporated by reference to Exhibit 1.1 to the Annual Report of The News Corporation Limited on Form 20-F (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 1995.
[3]	Incorporated by reference to Exhibit 1.3 to the Annual Report of The News Corporation Limited on Form 20-F (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 1997.
[4]	Incorporated by reference to Exhibit 4.2 to the Registration Statement of The News Corporation Limited on Form F-4 (Registration No. 333-6190) filed with the Securities and Exchange Commission on December 20, 1996.
[5]	Incorporated by reference to Exhibit 4.1 to the Registration Statement of The News Corporation Limited on Form S-8 (Registration No. 333-10338) filed with the Securities and Exchange Commission on May 10, 1999.
[6]	Incorporated by reference to Exhibit 10.1 to the Annual Report of Fox Entertainment Group, Inc. on Form 10-K (File No. 1-14595) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2003.
[7]	Incorporated by reference to Exhibit (a) to the Registration Statement of The News Corporation Limited on Form 8-A (File No. 1-9141) filed with the Securities and Exchange Commission on November 2, 1994.
[8]	Incorporated by reference to Exhibit A of Exhibit 4.2 to Amendment No. 1 to the Registration Statement of The News Corporation Limited on Form F-3 (Registration No. 333-13556) filed with the Securities and Exchange Commission on June 29, 2001.
[9]	Incorporated by reference to Exhibit (a) to the Registration Statement of The News Corporation Limited on Form 8-A/A No. 4 (File No. 1-9141) filed with the Securities and Exchange Commission on November 2, 1994.
[10]	Incorporated by reference to Exhibit A of Exhibit (c) to the Registration Statement of The News Corporation Limited on Form 8-A (File No. 1-9141) filed with the Securities and Exchange Commission on November 2, 1994.
[11]	Incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Registration Statement of The News Corporation Limited on Form F-3 (Registration No. 333-13556) filed with the Securities and Exchange Commission on June 29, 2001.
[12]	Incorporated by reference to Exhibit 4.29 to the Annual Report of Fox Entertainment Group, Inc. on Form 10-K (File No. 1-14595) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2003.
[13]	Incorporated by reference to Exhibit 2 to the Report of The News Corporation Limited on Form 6-K filed with the Securities and Exchange Commission dated January 28, 1993.
[14]	Incorporated by reference to Exhibit 2 to the Report of The News Corporation Limited on Form 6-K filed with the Securities and Exchange Commission dated April 26, 1993.
[15]	Incorporated by reference to Exhibit 3 to the Report of The News Corporation Limited on Form 6-K filed with the Securities and Exchange Commission dated April 26, 1993.
[16]	Incorporated by reference to Exhibit 4.7 to the Registration Statement of News America Holdings Incorporated (currently News America Incorporated) on Form F-3 (Registration No. 33-63604) and Post-Effective Amendment No. 1 to the Registration Statement on Form F-3 of News America Holdings Incorporated (Registration No. 33-59688) filed with the Securities and Exchange Commission on May 28, 1993.

[17]	Incorporated by reference to Exhibit 4.8 to the Registration Statement of News America Holdings Incorporated (currently News America Incorporated) on Form F-3 (Registration No. 33-63604) and Post-Effective Amendment No. 1 to the Registration Statement on Form F-3 of News America Holdings Incorporated (Registration No. 33-59688) filed with the Securities and Exchange Commission on May 28, 1993.
[18]	Incorporated by reference to Exhibit 4.6 to the Registration Statement of News America Holdings Incorporated (currently News America Incorporated) on Form F-3 (Registration No. 33-74574) filed with the Securities and Exchange Commission on January 28, 1994.
[19]	Incorporated by reference to Exhibit 4.7 to Amendment No. 1 to the Registration Statement of News America Holdings Incorporated (currently News America Incorporated) on Form F-3 (Registration No. 33-74574) filed with the Securities and Exchange Commission on February 4, 1994.
[20]	Incorporated by reference to Exhibit 4.8 to Amendment No. 1 to the Registration Statement of News America Holdings Incorporated (currently News America Incorporated) on Form F-3 (Registration No. 33-79334) filed with the Securities and Exchange Commission on June 14, 1994.
[21]	Incorporated by reference to Exhibit 4.9 to Amendment No. 1 to the Registration Statement of News America Holdings Incorporated (currently News America Incorporated) on Form F-3 (Registration No. 33-79334) filed with the Securities and Exchange Commission on June 14, 1994.
[22]	Incorporated by reference to Exhibit 4.10 to the Registration Statement of News America Holdings Incorporated (currently News America Incorporated) on Form F-3 (Registration No. 33-94868) filed with the Securities and Exchange Commission on July 24, 1995.
[23]	Incorporated by reference to Exhibit 10.12 to the Annual Report of Fox Entertainment Group, Inc. on Form 10-K (File No. 1-14595) filed with the Securities and Exchange Commission on September 28, 2001.
[24]	Incorporated by reference to Exhibit 10.13 to the Annual Report of Fox Entertainment Group, Inc. on Form 10-K (File No. 1-14595) filed with the Securities and Exchange Commission on September 28, 2001.
[25]	Incorporated by reference to Exhibit 4.14 to the Annual Report of Fox Entertainment Group, Inc. on Form 10-K (File No. 1-14595) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2003.
[26]	Incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Registration Statement of News America Holdings Incorporated (currently News America Incorporated) on Form F-3 (Registration No. 33-59688) filed with the Securities and Exchange Commission on March 24, 1993.
[27]	Incorporated by reference to Exhibit 4.2 to the Registration Statement of The News America Holdings Incorporated (currently News America Incorporated) on Form F-3 (Registration No. 33-63604) and Post-Effective Amendment No. 1 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-59688) filed with the Securities and Exchange Commission on May 28, 1993.
[28]	Incorporated by reference to Exhibit 4.3 to the Registration Statement of News America Holdings Incorporated (currently News America Incorporated) on Form F-3 (Registration No. 33-63604) and Post-Effective Amendment No. 1 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-59688) filed with the Securities and Exchange Commission on May 28, 1993.
[29]	Incorporated by reference to Exhibit 4.14 to Amendment No. 1 to the Registration Statement of News America Holdings Incorporated (currently News America Incorporated) on Form F-3 (Registration No. 33-98238) filed with the Securities and Exchange Commission on October 23, 1995.

[30]	Incorporated by reference to Exhibit 4.15 to Amendment No. 1 to the Registration Statement of News America Holdings Incorporated (currently News America Incorporated) on Form F-3 (Registration No. 33-98238) filed with the Securities and Exchange Commission on October 23, 1995.
[31]	Incorporated by reference to Exhibit 4.6 to the Registration Statement of News America Incorporated on Form F-4 (Registration No. 333-8744) filed with the Securities and Exchange Commission on May 12, 1998.
[32]	Incorporated by reference to Exhibit 10.20 to the Annual Report of Fox Entertainment Group, Inc. on Form 10-K (File No. 1-14595) filed with the Securities and Exchange Commission on September 28, 2001.
[33]	Incorporated by reference to Exhibit 10.21 to the Annual Report of Fox Entertainment Group, Inc. on Form 10-K (File No. 1-14595) filed with the Securities and Exchange Commission on September 28, 2001.
[34]	Incorporated by reference to Exhibit 4.23 to the Annual Report of Fox Entertainment Group, Inc. on Form 10-K (File No. 1-14595) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2003.
[35]	Incorporated by reference to Exhibit 4(i) to the Registration Statement of The News Corporation Limited on Form F-3 (Registration No. 333-6896) filed with the Securities and Exchange Commission on May 9, 1997.
[36]	Incorporated by reference to Exhibit 2.39 to the Annual Report of The News Corporation Limited on Form 20-F (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2001.
[37]	Incorporated by reference to Exhibit 2.40 to the Annual Report of The News Corporation Limited on Form 20-F (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2001.
[38]	Incorporated by reference to Exhibit 4.27 to the Annual Report of Fox Entertainment Group, Inc. on Form 10-K (file No. 1-14595) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2003.
[39]	Incorporated by reference to Exhibit 4.1 Amendment No. 1 to the Registration Statement on Form F-3/S-3 of News America Incorporated (Registration No. 333-106837) filed with the Securities and Exchange Commission on August 19, 2003.
[40]	Incorporated by reference to Exhibit 4.2 Amendment No. 1 to the Registration Statement on Form F-3/S-3 of News America Incorporated (Registration No. 333-106837) filed with the Securities and Exchange Commission on August 19, 2003.
[41]	Incorporated by reference to Exhibit 10.2 to the Annual Report of Fox Entertainment Group, Inc. on Form 10-K (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2003.
[42]	Incorporated by reference to Exhibit 99.A to the Current Report on Form 6-K of The News Corporation Limited (Registration No. 1-9141) filed with the Securities and Exchange Commission on April 14, 2003.
[43].	Incorporated by reference to Exhibit 2.2 to the Registration Statement of The News Corporation Limited on Form F-4 (Registration No. 333-105853) filed with the Securities and Exchange Commission on June 5, 2003.
[44]	Incorporated by reference to Exhibit 2.7 to Amendment No. 2 to the Registration Statement of The News Corporation Limited on Form F-4 (Registration Statement No. 333-105853) filed with the Securities and Exchange Commission on August 21, 2003.
[45]	Incorporated by reference to Exhibit 99.B to the Current Report on Form 6-K of The News Corporation Limited (Registration No. 1-9141) filed with the Securities and Exchange Commission on April 14, 2003.

[46]	Incorporated by reference to Exhibit 2.5 to Amendment No. 1 to the Registration Statement of The News Corporation Limited on Form F-4 (Registration No. 333-105853) filed with the Securities and Exchange Commission on July 24, 2003.
[47]	Incorporated by reference to Exhibit 99.5 to the Registration Statement of The News Corporation Limited on Form F-4 (Registration No. 333-105853) filed with the Securities and Exchange Commission on June 5, 2003.
[48]	Incorporated by reference to Exhibit 99.6 to the Registration Statement of The News Corporation Limited on Form F-4 (Registration No. 333-105853) filed with the Securities and Exchange Commission on June 5, 2003.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

THE NEWS CORPORATION LIMITED
Date: October 29, 2003.

	By:	/s/ Arthur M. Siskind
Arthur M. Siskind
Director

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

INDEX TO FINANCIAL STATEMENTS

Page

1.	The News Corporation Limited and Subsidiaries
Annual Financial Statements

	Report of Independent Auditors	F - 2
	Statement of Financial Performance for the fiscal years ended 30 June, 2003, 2002 and 2001	F - 3
	Statement of Financial Position at 30 June, 2003 and 2002	F - 4
	Statement of Cash Flows for the fiscal years ended 30 June, 2003, 2002 and 2001	F - 5
	Statement of Shareholders’ Equity for the fiscal years ended 30 June, 2003, 2002 and 2001	F - 6
	Notes to the Consolidated Financial Statements	F - 7

2.	Fox Entertainment Group, Inc.
Annual Financial Statements

	Report of Independent Auditors	F -104
	Copy of 2001 Report of Independent Public Accountants	F -105
	Consolidated Balance Sheets at June 30, 2003 and 2002	F -106
	Consolidated Statements of Operations for the years ended June 30, 2003, 2002 and 2001	F -107
	Consolidated Statements of Cash Flows for the years ended June 30, 2003, 2002 and 2001	F -108
	Consolidated Statements of Shareholders’ Equity for the years ended June 30, 2003, 2002 and 2001	F -109
	Notes to Consolidated Financial Statements	F -110

3.	British Sky Broadcasting Group plc

The Group will file the annual financial statements of British Sky Broadcasting Group plc on Form 20-F/A within the period permitted by applicable rules.

4.	Stream S.p.A.
Annual Financial Statements

	Report of Independent Auditors	S-1
	Copy of 2000 Report of Independent Auditors	S-2
	Balance Sheets as of December 31, 2001 and 2002	S-3
	Statements of Operations for the years ended December 31, 2000, 2001 and 2002	S-5
	Statements of Cash Flows for the years ended December 31, 2000, 2001 and 2002	S-6
	Statements of Shareholders’ Equity for the years ended December 31, 2000, 2001 and 2002	S-7
	Notes to Financial Statements	S-8

5.	Gemstar-TV Guide International, Inc.

The Financial Statements of Gemstar-TV Guide International, Inc. set forth on pages G-1 through G-46 of the Annual Report on Form 20-F/A of The News Corporation Limited for the fiscal year ended June 30, 2002, as filed with the Securities and Exchange Commission on July 1, 2003 are incorporated by reference in this report.

The News Corporation Limited F-1

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors

The News Corporation Limited

We have audited the accompanying consolidated statements of financial position of The News Corporation Limited and subsidiaries as of June 30, 2003 and 2002, and the related consolidated statements of financial performance, cash flows, and shareholders’ equity for each of the three years in the period ended June 30, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The News Corporation Limited and subsidiaries at June 30, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2003, in conformity with accounting principles generally accepted in Australia, which differ in certain respects from accounting principles generally accepted in the United States of America (see notes 34 and 35 to the consolidated financial statements).

/s/    ERNST & YOUNG

Sydney, Australia

August 28, 2003

The News Corporation Limited F-2

Statement of Financial Performance

FOR THE YEAR ENDED 30 JUNE, 2003

		Consolidated
		2003	2002	2001
	Note	A $ million (except per share amounts)
Sales revenue	2,3	29,913	29,014	25,578
Operating expenses	2	(25,561)	(25,472)	(22,485)

Operating income	2	4,352	3,542	3,093
Net loss from associated entities	5	(89)	(1,434)	(249)
Borrowing costs	4	(1,000)	(1,291)	(1,268)
Investment income	4	209	291	333

Net borrowing costs		(791)	(1,000)	(935)
Dividend on exchangeable securities	4	(94)	(93)	(90)
Other revenues before income tax	6	679	5,627	3,335
Other expenses before income tax	6	(1,057)	(17,601)	(4,609)
Change in accounting policy before tax	7			(1,107)

Profit (loss) from ordinary activities before income tax		3,000	(10,959)	(562)

Income tax (expense) benefit on
Ordinary activities before change in accounting policy and other items		(989)	(640)	(428)
Other items	6	215	(15)	19
Change in accounting policy				421

Net income tax (expense) benefit	8	(774)	(655)	12

Net profit (loss) from ordinary activities after income tax		2,226	(11,614)	(550)

Net profit attributable to outside equity interests	9	(418)	(348)	(196)
Net profit (loss) attributable to members of the parent entity		1,808	(11,962)	(746)

Net exchange (losses) gains recognised directly in equity		(4,064)	(3,021)	3,309
Items recognised directly in equity		152	(267)	1,060

Total change in equity other than those resulting from transactions with owners as owners		(2,104)	(15,250)	3,623

Basic earnings per share on net profit (loss) attributable to members of the parent entity
Ordinary shares	11	$0.307	$(2.170)	$(0.174)
Preferred limited voting ordinary shares	11	$0.368	$(2.604)	$(0.209)
Ordinary and preferred limited voting ordinary shares	11	$0.344	$(2.431)	$(0.192)
Diluted earnings per share on net profit (loss) attributable to members of the parent entity
Ordinary shares	11	$0.305	$(2.170)	$(0.174)
Preferred limited voting ordinary shares	11	$0.366	$(2.604)	$(0.209)
Ordinary and preferred limited voting ordinary shares	11	$0.342	$(2.431)	$(0.192)

The Statement of Financial Performance is to be read in conjunction with the Statement of Shareholders’ Equity and the accompanying notes.

The News Corporation Limited F-3

Statement of Financial Position

AS AT 30 JUNE, 2003

		Consolidated
		2003	2002
	Note	A$ million
Assets
Current Assets
Cash	13	6,746	6,337
Receivables	14	5,701	5,809
Inventories	15	1,931	1,935
Other	16	483	566

Total Current Assets		14,861	14,647

Non-Current Assets
Cash on deposit	13	698
Receivables	14	1,219	796
Investments in associated entities	17	5,526	6,875
Other investments	17	1,195	1,712
Inventories	15	4,103	4,232
Property, plant and equipment	18	6,299	6,671
Publishing rights, titles and television licences	19	32,724	35,348
Goodwill	20	377	455
Other	16	745	705

Total Non-Current Assets		52,886	56,794

Total Assets		67,747	71,441

Liabilities and Shareholders’ Equity
Current Liabilities
Interest bearing liabilities	21	33	1,856
Payables	22	8,298	8,073
Tax liabilities	22	714	848
Provisions	22	258	228

Total Current Liabilities		9,303	11,005

Non-Current Liabilities
Interest bearing liabilities	21	12,396	13,585
Payables	23	3,545	4,054
Tax liabilities	23	666	434
Provisions	23	1,032	1,205

Total Non-Current Liabilities excluding exchangeable securities		17,639	19,278
Exchangeable securities	24	2,084	1,690

Total Liabilities		29,026	31,973

Shareholders’ Equity
Contributed equity	25	28,427	28,239
Reserves		2,760	6,351
Retained profits		1,137	1

Shareholders’ equity attributable to members of the parent entity		32,324	34,591
Outside equity interests in controlled entities	26	6,397	4,877

Total Shareholders’ Equity		38,721	39,468

Total Liabilities and Shareholders’ Equity		67,747	71,441

Contingent liabilities	27
Commitments	28

The Statement of Financial Position is to be read in conjunction with the Statement of Shareholders’ Equity and the accompanying notes.

The News Corporation Limited F-4

Statement of Cash Flows

FOR THE YEAR ENDED 30 JUNE, 2003

		Consolidated
		2003	2002	2001
	Note		A$ million
Operating activity
Net profit (loss) attributable to members of the parent entity		1,808	(11,962)	(746)
Adjustment for non-cash and non-operating activities:
Associated entity earnings, net of dividends		194	388	242
Outside equity interest		421	278	196
Depreciation and amortisation		776	749	706
Other items, net		90	13,179	1,342
Change in accounting policy after tax				686
Change in financial position:
Receivables		(559)	(51)	(410)
Inventories		(206)	515	(889)
Payables		(657)	(396)	(395)
Tax liabilities and provisions		616	378	188

Cash provided by operating activity		2,483	3,078	920

Investing and other activity
Property, plant and equipment		(551)	(505)	(1,113)
Acquisitions, net of cash acquired	32	(644)	(1,770)	(51)
Investments in associated entities		(794)	(942)	(1,714)
Other investments		(145)	(667)	(1,288)
Repayment of loan by an associate		170
Proceeds from sale of non-current assets		167	4,284	2,387

Cash (used in) provided by investing activity		(1,797)	400	(1,779)

Financing activity
Issuance of debt and exchangeable securities		3,172		1,496
Repayment of debt and exchangeable securities		(3,673)	(2,181)	(63)
Cash on deposit	13	(698)
Issuance of shares		1,927	133	56
Repurchase of preferred shares				(91)
Dividends paid		(272)	(278)	(205)
Leasing and other finance costs			(7)	(5)

Cash provided by (used in) financing activity		456	(2,333)	1,188

Net increase in cash		1,142	1,145	329
Opening cash balance		6,337	5,615	4,638
Exchange movement on opening cash balance		(733)	(423)	648

Closing cash balance	13	6,746	6,337	5,615

Gross cash flows from operating activity
Cash from trading operations
Receipts		29,361	28,970	25,176
Payments		(25,561)	(24,423)	(23,120)

		3,800	4,547	2,056
Dividend and distribution receipts		48	38	86
Interest receipts		207	247	302
Interest payments		(1,084)	(1,324)	(1,225)
Income tax payments		(394)	(337)	(209)
Dividends paid on exchangeable securities		(94)	(93)	(90)

Cash provided by operating activity		2,483	3,078	920

The Statement of Cash Flows is to be read in conjunction with the accompanying notes.

The News Corporation Limited F-5

Statement of Shareholders’ Equity

FOR THE YEAR ENDED 30 JUNE, 2003

	Consolidated A$ million
	Contributed Equity			Reserves			Retained Profits	Outside equity interests in controlled entities	Total
	Ordinary Share Capital	Preferred Limited Voting Share Capital	Perpetual Preference Share Capital	Asset Revaluation	Foreign Exchange Fluctuation	Associated Entities
Balance at 30 June, 2000	4,799	6,080	490	3,143	3,865	(189)	11,691	2,781	32,660
Net loss							(746)	196	(550)
Transfers between reserves					63	(329)	266
Items recognised directly in equity						1,060			1,060
Dividends declared and proposed							(305)		(305)
Dividend reinvestment	32	62							94
Issue of shares	605	8,763							9,368
Exchange gain on translation of net assets of controlled entities					3,309	(23)		388	3,674
Outside equity interest, net								1,690	1,690
Shares acquired and cancelled under share buyback		(91)							(91)
Elimination of associate’s reciprocal shareholding	(4)	(1)							(5)

Balance at 30 June, 2001	5,432	14,813	490	3,143	7,237	519	10,906	5,055	47,595
Net loss							(11,962)	348	(11,614)
Transfers between reserves					2	(1,262)	1,260
Items recognised directly in equity						(267)			(267)
Dividends declared							(203)		(203)
Dividend reinvestment	30	56							86
Issue of shares	4	7,432							7,436
Exchange loss on translation of net assets of controlled entities					(3,021)			(542)	(3,563)
Outside equity interest, net								16	16
Elimination of associate’s reciprocal shareholding	(18)								(18)

Balance at 30 June, 2002	5,448	22,301	490	3,143	4,218	(1,010)	1	4,877	39,468
Net profit							1,808	418	2,226
Transfers between reserves						321	(321)
Items recognised directly in equity						152			152
Dividends declared							(351)		(351)
Dividend reinvestment	27	56							83
Issue of shares		103							103
Exchange loss on translation of net assets of controlled entities					(4,064)			(764)	(4,828)
Outside equity interest, net								1,866	1,866
Elimination of associate’s reciprocal shareholding	(9)	11							2

Balance at 30 June, 2003	5,466	22,471	490	3,143	154	(537)	1,137	6,397	38,721

The Statement of Shareholders’ Equity is to be read in conjunction with the accompanying notes.

The News Corporation Limited F-6

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 1 Significant accounting policies

Underlying principles

The Full Financial Report has been prepared as a general-purpose financial report that complies with the requirements of the Corporations Act 2001, Australian Accounting Standards and Urgent Issues Group Consensus Views. The Full Financial Report has been prepared on a basis consistent with the previous year. The Full Financial Report has been prepared in accordance with historical cost convention.

Where necessary, comparative amounts have been reclassified and repositioned for consistency with current year disclosures.

Principles of consolidation

The consolidated financial statements include the accounts of the parent entity, The News Corporation Limited (“The Company”) and its controlled entities, referred to collectively throughout this report as the Group. For financial reporting purposes, control generally means ownership of a majority interest in an entity but may, in certain instances, result from other considerations, including the Group’s capacity to dominate decision making in relation to the financial and operating policies of the entity. Information from the financial statements of controlled entities, including subsidiaries, is included from the date the Group obtains control until such time as control ceases. Where there is loss of control, the consolidated financial statements include the results for the part of the reporting period during which the Group has control.

Although the Group has less than a majority voting interest in Fox Television Holdings, Inc. (“FTH”), this entity is included in the consolidated financial statements because (i) the Group has the ability to redeem the majority voting interest at any time, (ii) the dividends on and the amounts to be paid on redemption of the majority voting interest are fixed, and not related to the performance of FTH, and (iii) senior management of FTH, including its Board of Directors, consists solely of persons employed by the Group.

These consolidated financial statements also include the Group’s portion of the results of associated entities over which it has significant influence. Where accounting policies of associated entities differ from those adopted by the Group, adjustments have been made to achieve consistency with the accounting policies followed by the Group.

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

Revenue recognition

Revenues from the theatrical distribution or licensing of motion pictures are recognised when the following conditions are met:

a.	Persuasive evidence of a sale or licensing arrangement with a customer exists;
b.	The film is complete and, in accordance with the terms of arrangement, has been delivered or is available for immediate and unconditional delivery;
c.	The licence period of the arrangement has begun and the customer can begin its exploitation, exhibition or sale;
d.	The arrangement fee is fixed or determinable; and
e.	Collection of the arrangement fee is reasonably assured.

Revenues from home video and DVD sales are recognised on the date that video and DVD units are made widely available for sale by retailers and all Group-imposed restrictions have expired.

Licence agreements for the telecast of theatrical and television product in the broadcast network, syndicated television and cable television markets are routinely entered into in advance of their available date for telecast. Cash received in connection with such contractual rights for which revenue is not yet recognisable is classified as deferred revenue within payables. Because deferred revenue generally relates to contracts for the licensing of theatrical and television product which has already been produced, the recognition of revenue for such completed product is principally only dependent upon the commencement of the availability period for telecast under the terms of the related licensing agreement.

The News Corporation Limited F-7

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

Television advertising revenue is recognised as the commercials are aired. Subscriber fees received from cable system operators and direct broadcast satellite services are recognised as revenue in the period services are provided.

Advertising revenue from newspapers, magazines and inserts is recognised when the advertisements are published. Revenues from books and from newspaper circulation are recognised upon passing of control to the buyer.

Cash and Cash Equivalents

Cash on hand and in banks and short-term deposits are stated at nominal value.

For purposes of the Statement of Cash Flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash.

Inventories

Inventories are valued at the lower of cost or net realisable value. Cost is determined by the first in first out or average cost method for the greater part of inventories depending on the nature of the item, and by specific identification for the balance.

Program rights, and the related liability, for entertainment programs and sporting events are recorded at cost when the programs are available for telecast. Program rights are primarily amortised on a straight-line basis, generally based on the usage of the program or term of the licence. Original cable programming are amortised on an accelerated basis. The current portion of program rights represents the estimated amount to be amortised in the next financial year.

The Group has a number of multi-year contracts for the television rights of certain sporting events. At the inception of these contracts and at each subsequent reporting date, the Group evaluates the recoverability of the costs associated therewith, using aggregate estimated advertising revenues directly associated with the program material and related expenses. When an evaluation indicates that a multi-year contract will result in an ultimate loss, additional amortisation is provided to recognise such loss in the current year. Such loss is reflected in Other expenses.

The costs of sports contracts entered into by Fox Broadcasting Company are recorded as an operating expense based on the ratio of each period’s operating profits to estimated total operating profits. Estimates of total operating profits can change and, accordingly, are reviewed periodically and amortisation is adjusted as necessary. Such changes in the future could be material.

Projects in progress are carried at cost which consists of the cost of material, labour and appropriate overhead expenses.

Film costs include direct production, production overhead and capitalised interest costs, net of any allocated amounts received from outside investors. These costs, as well as participation and talent residuals, are amortised on an individual film basis in the ratio that the current year’s gross revenues bears to management’s estimate of total ultimate gross revenues from all sources. Marketing costs and development costs under term deals are expensed as incurred. Development costs for projects not produced after three years are written off.

Film costs are stated at the lower of unamortised cost or estimated fair value on an individual film or television series basis. Revenue forecasts for both motion pictures and television products are continually reviewed by management and revised when warranted by changing conditions. When estimates of total revenues and other events or changes in circumstances indicate that a motion picture or television production has a fair value that is less than its unamortised cost, a loss is recognised in the current year for the amount by which the unamortised cost exceeds the film or television production’s fair value.

Filmed entertainment costs are classified as non-current assets to be consistent with United States generally accepted accounting principles. This provides comparability of the Group’s financial position against its competitors.

Recoverable amount

Non-current assets are written down to the recoverable amount where the carrying value of a non-current asset exceeds its recoverable amount.

The News Corporation Limited F-8

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

The recoverable amount of publishing rights, titles and television licences and goodwill has been determined by discounting the expected net cash inflows arising from their continued use or sale. Discounting has not been used to determine the recoverable amount of all other non-current assets.

Investment in associated entities

The Group uses the equity method of accounting for its investments in associated entities. Under this method, investments in associated entities are initially recognised at cost of acquisition and the carrying value is subsequently adjusted for increases or decreases in the Group’s share of post-acquisition results and reserves of each associated entity. Investments in associated entities are carried at the lower of the equity accounted amount and recoverable amount in the consolidated financial report.

Investments in associated entities are decreased by the amount of dividends received.

Associated entities include interests in non-controlled partnerships and joint venture entities.

Property, plant and equipment

Depreciation is provided for by a charge to the Statement of Financial Performance over the expected useful life of each class of asset. Leasehold land and buildings are amortised over the shorter of the period of the lease or the useful life of the asset.

The following are the main depreciation rates per annum used:

Freehold buildings	2% – 10%
Leasehold premises	2% – 33%
Plant and equipment	3% – 50%
Plant and equipment under lease	10% – 40%

Publishing rights, titles and television licences

As a creator and distributor of branded content, the Group has significant intangible assets including, television licences, newspaper mastheads, distribution networks, sport franchises, publishing rights and other copyright products and trademarks. These assets are stated at the lower of cost or recoverable amount. While television licences in the United States are renewable every five years, the Directors have no reason to believe that they will not be renewed. No amortisation is provided against these assets since, in the opinion of the Directors, the lives of the publishing rights, titles and television licences are indefinite.

The Group annually assesses the carrying amount of intangible assets to ensure that they are not carried at a value greater than their recoverable amount. This assessment is primarily based on the Group’s estimate of maintainable earnings before interest, tax, depreciation and amortisation for each of its key business segments, and an appropriate market-based multiple.

Goodwill

Where the purchase consideration and incidental expenses exceed the fair value of the identifiable net assets acquired, the difference is assigned to goodwill and written off against operating income on a straight line basis over the period the benefits are expected to arise, but not exceeding twenty years.

Developing businesses

Costs incurred in the development of major new activities are capitalised until the operations are commenced on a commercial basis. At that point any readily identifiable intangibles, such as publishing rights, titles and licenses but not goodwill, are recorded at cost and accounted for in accordance with the relevant accounting policy. Any other costs are amortised over the period in which benefits are expected to be received. There were no material costs of this nature capitalised during the 2003 or 2002 fiscal years.

The News Corporation Limited F-9

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

Capitalisation of interest

Interest cost on funds invested in major projects with substantial development and construction phases are capitalised until production or operations commence. Thereafter, the capitalised interest is amortised over the period in which benefits are expected to be received.

Provisions

Provisions are recognised when the Group has a legal, equitable or constructive obligation to make a future sacrifice of economic benefit to entities as a result of past transactions or other past events, when it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

Employee Benefits

Provision has been made for benefits accruing as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave, sick leave, long service leave and post retirement benefits.

Liabilities arising in respect of wages and salaries, annual leave, sick leave and any other employee benefit expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflows to be made in respect of services provided by the employees up to the reporting rate. In determining the present value of future cash outflows, such obligations have been discounted using the appropriate national government bond rates. Relevant on-costs have been included in the determination of employee benefits provisions.

The value of the equity based compensation scheme described in Note 25 is not being recognised in the Statement of Financial Performance.

In respect of the Group’s defined benefit superannuation plans the Group recognises pension costs at the required levels of contributions made or actuarially determined.

Income taxes

The Group follows tax effect accounting procedures. Income tax expense is calculated on the accounting profit after adjusting for permanent differences. Future income tax benefits relating to tax losses are not recognised as an asset unless the benefit is virtually certain of being realised. Income taxes on cumulative timing differences are reflected in the Statement of Financial Position as future income tax benefit or deferred income tax liability at income tax rates expected to apply when the underlying timing differences reverse.

There is no present intention to remit to Australia the retained profits or reserves of foreign controlled entities or to realise revaluation surpluses through the sale of revalued assets. Accordingly, no provision has been made for withholding or other taxes that may become payable overseas or in Australia as a result of such remittance or realisation.

Other revenues and expenses

The Group discloses as Other revenues and Other expenses those transactions, the financial impact of which are included within profit (loss) from ordinary activities, that are considered significant by reason of their size, nature or effect on the Group’s financial performance for the year. Other revenues and Other expenses related to transactions of the Group’s associated entities are included in Net loss from associated entities. The term Other items includes both Other revenues and Other expenses.

Foreign currencies

Financial statements of self sustaining foreign controlled entities are translated using the current rate method whereby trading results are converted at the average rates of exchange for the year and assets and liabilities are converted at the closing rates on the period end date. Any exchange differences arising on the translation are taken directly to the foreign exchange fluctuation reserve.

All realised and unrealised gains or losses of a trading nature are brought to account within profit (loss) from ordinary activities.

The News Corporation Limited F-10

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

The Group enters into limited forward foreign exchange contracts with the objective of protecting the Group against future adverse foreign exchange fluctuations. Exchange gains or losses on these contracts are brought to account within the profit (loss) from ordinary activities, except where they relate to specific commitments, whereby they are deferred until the commitment to sell or purchase is satisfied. Material foreign exchange contracts are disclosed in the financial statements.

Dividends

Dividends payable are recognised when their payment is determined by, and announced following, a meeting of the Board of Directors. This represents a change in policy over fiscal 2001 whereby dividends were accrued at year end, even though determined by the Board of Directors at a later date. This change in accounting policy was not material to the financial statements.

Classification of expenses

Expenses are classified according to their function, as this is considered to be the most relevant information about the Group’s financial performance. The various functions of the Group are considered to align with the segments in which the Group operates.

Earnings per share (“EPS”)

As the Group has two classes of ordinary shares (ordinary shares and preferred limited voting ordinary shares). EPS is computed individually for each class of ordinary share in accordance with the requirements of AASB 1027 “Earnings per Share”. Net profit (loss) attributable to members of the parent entity is apportioned to both ordinary shareholders and preferred limited voting ordinary shareholders in the ratio of 1 to 1.2, respectively, in accordance with the rights of the shareholders as described in the Company’s Constitution. In order to give effect to this apportionment when determining EPS, the weighted average preferred limited voting ordinary share is increased by 20% (the “Adjusted Preferred”) and is then compared to the sum of the weighted average ordinary shares and the weighted average Adjusted Preferred. The resulting percentage is then applied to the Net profit (loss) attributable to members of the parent entity to determine the apportionment for the preferred limited voting ordinary shareholder with the balance attributable to the ordinary shareholder.

Basic EPS is calculated as net profit or loss attributable to members of the parent entity, adjusted for dividends on perpetual preference shares, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit or loss attributable to members of the parent entity, adjusted (a) for dividends on perpetual preference shares, (b) for the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses, and (c) for other non-discretionary changes in revenue or expenses during the period that would result from dilution of potential ordinary shares, divided by the weighted average number of ordinary and dilutive potential ordinary shares, adjusted for any bonus element.

Financial Instruments

Terms and conditions of material financial instruments are disclosed in the following notes. Unless otherwise stated, financial instruments, including trade receivables and trade payables, are carried at historic cost. The fair value of interest bearing liabilities is disclosed in Note 21. The fair value of all other financial instruments is not materially different from their carrying value.

The fair value of financial instruments, including investments and borrowings, is generally determined by reference to market values resulting from trading on national securities exchanges. In cases where quoted market prices are not available, fair value is based on the present value of estimated future cash flows or other valuation techniques.

Reserves

(i)	Asset Revaluation: represents excess in asset values over book values at the date assets were historically revalued. No revaluations have been made since 1990. In the 2001 fiscal year, in accordance with AASB 1041 “Revaluation of Non-Current Assets”, land and buildings previously carried at valuation were deemed to a cost basis of measurement. As such no further revaluations will be booked by the Group.

(ii)	Foreign Exchange Fluctuation: refer Foreign Currencies above

The News Corporation Limited F-11

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

(iii)	Associated Entities: represents the Group’s share of post acquisition retained earnings and reserves of companies accounted for under the equity method and are not available for distribution until they are received as dividends.

Use of Estimates

The preparation of consolidated financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expense during the reporting period. The Group uses significant estimates in determining the amortisation of filmed entertainment costs and programming contracts. Because of the use of estimates inherent in the financial reporting process, especially for companies with significant segments in the entertainment business, actual results could differ from those estimates. These differences could be material.

Rounding of Accounts

The accounts have been rounded to the nearest million Australian dollars unless otherwise stated.

Fiscal Year

The Group maintains a 52-53 week fiscal year ending on the Sunday nearest to 30 June. Fiscal years 2001 through 2003 comprised 52 week periods.

The News Corporation Limited F-12

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 2 Business and geographic segment data

Business Segments		Consolidated 2003 A$ million
	Note	Filmed Entertainment	Television	Cable Network Programming	Direct Broadcast Satellite Television	Magazines & Inserts	Newspapers	Book Publishing	Other	Unallocated	Total
Sales revenue		7,689	8,162	3,891	340	1,583	4,659	1,992	1,597		29,913
Operating expenses		(6,590)	(6,703)	(3,155)	(444)	(1,145)	(3,973)	(1,765)	(1,786)		(25,561)

Operating income		1,099	1,459	736	(104)	438	686	227	(189)		4,352
Net profit (loss) from associated entities before other items	5	13	(33)	40	(279)		70		30		(159)
Net borrowing costs										(791)	(791)
Dividend on exchangeable securities										(94)	(94)
Income tax expense before other items										(989)	(989)
Outside equity interest before other items	9									(421)	(421)

Profit before other items											1,898
Other revenues before income tax	6		47						632		679
Other expenses before income tax	6		(69)		(21)				(967)		(1,057)
Income tax expense on other items	6									215	215
Net (loss) profit from associate other items	5				(162)		257		(25)		70
Outside equity interest on other items	9									3	3

Net profit (loss) attributable to members of the parent entity		1,112	1,404	776	(566)	438	1,013	227	(519)	(2,077)	1,808

		Consolidated 2002 A$ million
	Note	Filmed Entertainment	Television	Cable Network Programming	Direct Broadcast Satellite Television	Magazines & Inserts	Newspapers	Book Publishing	Other	Unallocated	Total
Sales revenue		7,714	8,160	3,569		1,650	4,604	2,059	1,258		29,014
Operating expenses		(6,810)	(7,287)	(3,189)		(1,202)	(3,782)	(1,835)	(1,367)		(25,472)

Operating income		904	873	380		448	822	224	(109)		3,542
Net (loss) profit from associated entities before other items	5	(23)	(97)	(82)	(342)		47		183		(314)
Net borrowing costs										(1,000)	(1,000)
Dividend on exchangeable securities										(93)	(93)
Income tax expense before other items										(640)	(640)
Outside equity interest before other items	9									(278)	(278)

Profit before other items											1,217
Other revenues before income tax	6			4,234					1,393		5,627
Other expenses before income tax	6		(1,240)	(1,689)					(14,672)		(17,601)
Income tax expense on other items	6									(15)	(15)
Net loss from associate other items	5			(50)	(1,045)		(25)				(1,120)
Outside equity interest on other items	9									(70)	(70)

Net profit (loss) attributable to members of the parent entity		881	(464)	2,793	(1,387)	448	844	224	(13,205)	(2,096)	(11,962)

The News Corporation Limited F-13

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 2 Business and geographic segment data (continued)

Business Segments		Consolidated 2001 A$ million
	Note	Filmed Entertainment	Television	Cable Network Programming	Direct Broadcast Satellite Television	Magazines & Inserts	Newspapers	Book Publishing	Other	Unallocated	Total
Sales revenue		6,795	6,838	2,696		1,675	4,600	1,907	1,067		25,578
Operating expenses		(6,308)	(5,831)	(2,499)		(1,238)	(3,696)	(1,702)	(1,211)		(22,485)

Operating income		487	1,007	197		437	904	205	(144)		3,093
Net (loss) profit from associated entities before other items	5	(36)	(61)	15	(247)		34		133		(162)
Net borrowing costs										(935)	(935)
Dividend on exchangeable securities										(90)	(90)
Income tax expense before other items										(428)	(428)
Outside equity interest before other items	9									(196)	(196)

Profit before change in accounting policy and other items											1,282
Other revenues before income tax	6		723	1,213					1,399		3,335
Other expenses before income tax	6		(888)	(1,111)		(68)			(2,542)		(4,609)
Income tax expense on other items	6									19	19
Net loss from associate other items	5				(78)		(9)				(87)
Change in accounting policy	7	(1,107)									(1,107)
Income tax benefit on change in accounting policy										421	421

Net (loss) profit attributable to members of the parent entity		(656)	781	314	(325)	369	929	205	(1,154)	(1,209)	(746)

Intersegment revenues generated primarily by the Filmed Entertainment segment of $1,127 million (2002 $1,484 million, 2001 $843 million) have been eliminated on consolidation within the Filmed Entertainment segment. Intersegment operating (losses) profits generated primarily by the Filmed Entertainment segment of ($23 million) (2002 $76 million, 2001 $24 million) have been eliminated on consolidation within the Filmed Entertainment segment.

The News Corporation Limited F-14

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 2 Business and geographic segment data (continued)

Business Segments		Consolidated 2003 A$ million
	Note	Filmed Entertainment	Television	Cable Network Programming	Direct Broadcast Satellite Television	Magazines & Inserts	Newspapers	Book Publishing	Other	Unallocated	Total
Assets
Investments in associated entities		99	9	2,585	1,124		590		1,119		5,526
Segment assets		6,468	19,888	9,016	3,559	2,181	7,695	2,927	1,848		53,582
Corporate assets										8,639	8,639

Total assets		6,567	19,897	11,601	4,683	2,181	8,285	2,927	2,967	8,639	67,747
Liabilities
Segment liabilities		3,618	3,968	807	1,415	483	591	759	1,492		13,133
Corporate liabilities										15,893	15,893

Total liabilities		3,618	3,968	807	1,415	483	591	759	1,492	15,893	29,026
Acquisition of assets		20	1,066	123	2,052	3	93	8	228		3,593
Depreciation and amortisation		129	177	73	44	11	225	9	108		776
Other non-cash expenses	4		69		21				821		911

		Consolidated 2002 A$ million
	Note	Filmed Entertainment	Television	Cable Network Programming	Direct Broadcast Satellite Television	Magazines & Inserts	Newspapers	Book Publishing	Other	Unallocated	Total
Assets
Investments in associated entities		79	183	2,826	1,579		403		1,805		6,875
Segment assets		7,380	22,864	10,627		2,527	8,249	3,037	1,745		56,429
Corporate assets										8,137	8,137

Total assets		7,459	23,047	13,453	1,579	2,527	8,652	3,037	3,550	8,137	71,441
Liabilities
Segment liabilities		4,209	4,965	1,146		488	755	630	1,367		13,560
Corporate liabilities										18,413	18,413

Total liabilities		4,209	4,965	1,146		488	755	630	1,367	18,413	31,973
Acquisition of assets		103	5,473	1,546		9	197	10	242		7,580
Depreciation and amortisation	4	131	193	82		13	225	15	90		749
Other non-cash expenses			1,238	1,683		12			14,457		17,390

The News Corporation Limited F-15

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 2 Business and geographic segment data (continued)

Geographic Segments

	Consolidated 2003 A$ million
	USA	Europe	Aust	Unallocated	Total
Sales revenue	22,689	4,713	2,511		29,913
Net (loss) profit from associated entities before other items	(64)	(155)	60		(159)
Other revenues before income tax	516	116	47		679
Net (loss) profit from associate Other items	(246)	59	257		70
Assets
Investment in associated entities	3,479	360	1,687		5,526
Segment assets	38,794	10,091	4,697		53,582
Corporate assets				8,639	8,639

Total assets	42,273	10,451	6,384	8,639	67,747
Acquisition of assets	1,189	2,306	98		3,593

	Consolidated 2002 A$ million
	USA	Europe	Aust	Unallocated	Total
Sales revenue	22,194	4,418	2,402		29,014
Net (loss) profit from associated entities before other items	(222)	(113)	21		(314)
Other revenues before income tax	5,579		48		5,627
Net loss from associate Other items	(50)	(1,045)	(25)		(1,120)
Assets
Investment in associated entities	4,456	671	1,748		6,875
Segment assets	44,035	7,247	5,147		56,429
Corporate assets				8,137	8,137

Total assets	48,491	7,918	6,895	8,137	71,441
Acquisition of assets	7,259	202	119		7,580

	Consolidated 2001 A$ million
	USA	Europe	Aust	Unallocated	Total
Sales revenue	19,094	4,185	2,299		25,578
Net (loss) from associated entities before other items	(85)	(73)	(4)		(162)
Other revenues before income tax	2,330	973	32		3,335

In April 2003, the Group and Telecom Italia completed the previously announced acquisition of Telepiu, S.p.A. (“Telepiu”) from Vivendi Universal. Telepiu has been merged with Stream S.p.A (“Stream”), and the combined platform has been renamed SKY Italia, which is owned 80.1% by the Group and 19.9% by Telecom Italia. The results of SKY Italia have been included in the Group’s Statement of Financial Performance from 30 April, 2003, the date of acquisition, and are presented in a new segment, Direct Broadcast Satellite Television. Prior year segment disclosure, including investments in associated entities, has been reclassified, as appropriate, to conform to this new presentation.

Total segment revenue per AASB 1005 “Segment Reporting” is the addition of Sales revenue, Net profit (loss) from associated entities before Other items, Other revenues before income tax and Net profit (loss) from associate Other items.

Sales are grouped based on country of origin. There were no material intersegment sales between geographic areas.

Aust stands for Australasia and comprises Australia, Asia, Fiji, Papua New Guinea and New Zealand.

The News Corporation Limited F-16

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

	Consolidated
	2003	2002	2001
	A$ million
• NOTE 3 Sales revenue
Sales revenue
Rendering of services	29,913	29,014	25,578

• NOTE 4 Revenue and expense items
Operating income is arrived at after charging:
Loss on sale of property, plant and equipment	16	14	45
Operating lease rentals and rent	377	379	323
Trade debts written off	141	161	79
Net charge to provisions for:
Doubtful debts and rebates	288	286	151
Other	74	39	70
Depreciation and amortisation
Goodwill	79	64	53
Property, plant and equipment	644	640	608
Leased assets	53	45	45

	776	749	706

Auditors’ remuneration	A$’000	A$’000	A$’000
Amounts paid or payable for auditing the accounts of the parent entity and certain controlled entities:
Service provider
Ernst & Young	13,994	9,070
Arthur Andersen		5,251	12,976
Other auditors	404	231	413

	14,398	14,552	13,389

Amounts paid or payable for other services:
Service provider
Ernst & Young	18,090	7,384	7,598
Arthur Andersen		9,643	34,294
Other auditors	8,048	324	1,198

	26,138	17,351	43,090

Net borrowing costs
Interest expense:
Unrelated entities	(1,000)	(1,291)	(1,268)

Interest income:
Unrelated entities	202	253	251
Associated entities (a)	7	38	82

	209	291	333

Dividends paid on exchangeable securities	(94)	(93)	(90)

Interest capitalised:
Property, plant and equipment and other assets			66
Film inventories	45	42	49

	45	42	115

Amortisation of capitalised interest	(60)	(67)	(55)

(a) Includes $5 million (2002 $10 million, 2001 $12 million) interest income received from Queensland Press Pty. Limited in relation to a subordinated unsecured loan facility provided by the Group as described in Note 30. This loan was repaid in full during fiscal 2003.

The News Corporation Limited F-17

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

	Consolidated
	2003	2002	2001
	A$ million
• NOTE 5 Associated entities
The Group’s share of the profit (loss) after income tax of its associated entities consist principally of
British Sky Broadcasting Group plc
Stream, S.p.A (a)	132	(51)	(76)
Sky Latin America	(294)	(66)
Sky Brasil (formerly Net Sat Servicos Ltda)	(56)	(120)	(101)
Innova, S.de R.L de C.V. (Mexico)	(37)	(92)	(52)
Other	(41)	(78)	(63)
Fox Sports Cable Networks	44	33	89
FOXTEL	(15)	(15)	(11)
ESPN Star Sports	3	(11)	(23)
Other associated entities	105	86	75

	(159)	(314)	(162)

Other items after income tax (b)	70	(1,120)	(87)

Net loss from associated entities	(89)	(1,434)	(249)

Net loss from associated entities comprises:
Attributable to joint venture entities	(316)	(126)	(105)
Attributable to other associated entities	227	(1,308)	(144)

Net loss from associated entities	(89)	(1,434)	(249)

Net loss from associated entities comprises:
Loss before income tax	(62)	(1,388)	(226)
Income tax	(27)	(46)	(23)

Net loss from associated entities	(89)	(1,434)	(249)

(a)	In April 2003, the Group acquired a controlling interest in Stream S.p.A (“Stream”), which concurrently acquired all of the outstanding stock of Telepiu, S.p.A (“Telepiu”), a majority-owned subsidiary of Vivendi Universal and Stream’s only direct competitor in the Direct Broadcast Satellite Television business in Italy. The aggregate consideration paid for Telepiu consisted of €438 million ($711 million) in cash and the assumption of €350 million ($602 million) in indebtedness. The excess purchase price over the fair value of the net assets acquired of $1,524 million is reported within publishing rights, titles and television licences.

Telepiu has been merged with Stream, and the combined platform has been renamed SKY Italia, which is owned 80.1% by the Group and 19.9% by Telecom Italia. The results of SKY Italia have been included in the Group’s Consolidated Statement of Financial Performance from 30 April, 2003, the date of acquisition, and is presented in a new segment, Direct Broadcast Satellite Television. As a result of the acquisition, commencing 30 April, 2003, the Group ceased to equity account its share of Stream’s results.

(b)	The 2003 Other items primarily reflect the Group’s share of a gain arising from the sale of the publishing assets of Independent Newspapers Limited, a New Zealand media company. This is partially offset by a charge to reflect the permanent diminution of the assets of Sky Multi-Country Partners, a Latin American DTH platform, due to the sustained losses of the platform and the decision of the partners to limit future financial support of this business.

The 2002 Other items primarily represents the Group’s equity accounted share of the write off by its associate British Sky Broadcasting Group plc (“BSkyB”) of its investment in KirchPayTV.

At 30 June, 2002, the Group’s investment in BSkyB was recorded at zero, and as a result the Group ceased to equity account its share of BSkyB’s results. In fiscal 2002, the Group did not record $135 million of its share of BSkyB’s losses. Subsequently, the Group recommenced equity accounting its share of BSkyB’s results from 11 November, 2002 after not recording $135 million of its share of BSkyB’s profit.

The News Corporation Limited F-18

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

	Consolidated
	2003	2002	2001
	A$ million
• NOTE 6 Other items
The profit (loss) from ordinary activities before tax includes the following Other items whose disclosure is relevant in explaining the financial performance of the Group
Disposal of interests in subsidiaries (a)	504
Sale of Fox Family Worldwide (b)		2,323
Sale of Echostar shares (c)		468	415
Sale of Outdoor Life (d)		271
Sale of The Golf Channel (e)			476
Sale of TM3 (f)			18
Write down of investment in Gemstar (g)	(551)	(11,138)
Write down of investment in Knowledge Enterprises (h)	(158)
Early extinguishment of debt (i)	(143)	(191)
Write down of sports rights (j)		(1,861)
Write down of investment in Stream (k)		(590)
Write down of investment in KirchMedia (l)		(460)
Office closure costs and other		(40)	(258)
Write down of investment in One.Tel (m)			(576)
Healtheon/WebMD transaction restructure, net (n)			(426)
Disposal and write down of other non-current assets (o)	(30)	(756)	(923)

	(378)	(11,974)	(1,274)

Income tax benefit (expense) attributable to Other items	215	(15)	19

Other loss after tax	(163)	(11,989)	(1,255)

Other loss after tax comprises:
Other revenues before income tax	679	5,627	3,335
Other expenses before income tax	(1,057)	(17,601)	(4,609)
Income tax benefit (expense) attributable to Other items	215	(15)	19

	(163)	(11,989)	(1,255)

(a)	Primarily relates to the sale by Fox Entertainment Group (“FEG”), a subsidiary of the Group, of 50 million shares of its Class A Common Stock for net proceeds of approximately US$1.2 billion ($1.8 billion). Upon consummation of the offering, in November 2002, the Group’s equity and voting interest in FEG decreased from 85.32% and 97.84% to 80.58% and 97%, respectively. The resulting gain has been recorded as Other revenue.

(b)	In October 2001, a subsidiary of the Group, Fox Broadcasting Company (“FOX”), Haim Saban and the other shareholders of Fox Family Worldwide, Inc. (“FFW”), sold FFW to The Walt Disney Company (“Disney”) for total consideration of approximately $10.3 billion (including the assumption of certain debt), of which approximately $3.2 billion was in consideration of the Group’s interest in FFW. As a result of this transaction, the Group recognised a gain on sale of $2,323 million. In addition, the Group sublicensed certain post-season Major League Baseball (“MLB”) games through the 2006 MLB season to Disney for aggregate consideration of approximately $1.2 billion, payable over the entire period of the sublicense.

(c)	During fiscal 2002 and 2001, the Group sold its investment in EchoStar Communications Corporation for total consideration of $1,312 million and $635 million and recorded a gain on the sale of $468 million and $415 million, respectively.

(d)	On 25 July, 2001, as a result of the exercise of rights by existing shareholders, FEG acquired 50.23% of Outdoor Life Network, LLC (“Outdoor Life”) for approximately $608 million. This acquisition resulted in FEG owning 83.18% of Outdoor Life. On 23 August, 2001, a shareholder of Outdoor Life exercised its option to acquire FEG’s ownership interest in Outdoor Life for $977 million in cash. Upon the closing of the sale, the Group recognised a gain of $271 million.

(e)	In June 2001, the Group sold its 31% interest in The Golf Channel for total consideration of approximately $695 million, of which $676 million was received in cash during fiscal 2001. The Group recorded a gain on the sale of $476 million in relation to this transaction.

The News Corporation Limited F-19

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 6 Other items (continued)

(f)	In March 2000, News Germany Television Holdings Gmbh, a subsidiary of the Group, purchased a 34% interest in TM3 KG and TM3 Gmbh (to increase its holdings to 100%) for total consideration of $301.4 million. In January 2001, the Group agreed to sell TM3 to KirchMedia for cash consideration of $265 million and $427 million in newly issued shares of KirchMedia. The Group based its valuation of the KirchMedia shares on three different factors: (i) previous equity transactions that KirchMedia had entered into with other investors, (ii) a required minimum cash payment of $427 million if KirchMedia did not issue such shares, and (iii) the put option the Group received over its KirchMedia shares from KirchMedia’s parent in the amount of $427 million. The Group recorded a gain on this sale of approximately $18 million.

(g)	In July 2000, TV Guide, Inc. (“TVG”) completed a merger with Gemstar International Group Limited (“Gemstar”) pursuant to which TVG became a wholly-owned subsidiary of Gemstar which was renamed Gemstar-TV Guide International, Inc. (“Gemstar – TV Guide”). The Group’s ownership of the merged entity at July 2000 was 21.38%. In May 2001, the Group acquired 80% of Liberty’s 21.3% interest in Gemstar-TV Guide in exchange for 121.5 million ADRs representing 486 million preferred limited voting ordinary shares of the Group. The acquisition by the Group of a further interest in Gemstar-TV Guide through the issuance of preferred shares was a non-cash transaction, with investments and contributed equity increasing by $7,920 million. In December 2001, the Group acquired the remaining 20% of Liberty’s interest in Gemstar-TV Guide in exchange for 28.8 million ADRs of the Group representing 115.2 million preferred limited voting ordinary shares valued at $1,407 million. This acquisition was a non-cash transaction, with investments and contributed equity increasing by $1,407 million. As a result of this transaction, the Group’s ownership interest in Gemstar-TV Guide increased to 42.9% (42.9% at 30 June, 2002). As at 30 June, 2002, the Group owned 175 million shares in Gemstar-TV Guide and recorded a charge to reflect the permanent impairment in carrying value of $11.1 billion. The charge was determined by reference to Gemstar-TV Guide’s share price at 28 June, 2002 of US$5.39 ($9.56) per share. During fiscal 2003, Gemstar-TV Guide’s market value continued to decline and the Group considered several factors to determine if an additional charge was required. As a result of this review, the Group recorded a $551 million charge to reduce the carrying value of the investment in Gemstar-TV Guide to US$3.75 ($6.66) per share to reflect a permanent decline in value.

(h)	In fiscal 2003, the Group recorded an impairment charge of $158 million related to the Group’s carrying value of its investment in Knowledge Enterprises, Inc. (“Knowledge Enterprises”). The charge was based on Knowledge Enterprises’ recent equity rights offering and reflects the estimated recoverable value of this investment.

(i)	During fiscal 2002, the Group extinguished a substantial portion of debt owing on 10 1/8% Senior Debentures due in October 2012 and on 8 5/8 % Senior Notes due February 2003. The Group recognised a loss of $64 million and $47 million respectively due to the early extinguishment of debt. In June 2002 the Group and Fox Sports Networks, LLC, an indirect subsidiary of the Group, irrevocably called for the redemption of all outstanding 8.875% Senior Notes due August 2007 and the 9.75% Senior Discount Notes due August 2007. The Group recognised a loss of $80 million on the irrevocable early extinguishment of the debt. The redemption was completed in August 2002. In March 2003, the Group purchased approximately 74% of its outstanding US$500 million aggregate principal 8 1/2% Senior Notes due February 2005 at a premium, plus accrued interest. The Group recognised a loss of US$45 million ($76 million) on the early redemption of the 8 1/2% Senior Notes which is included within Other expenses in the Statement of Financial Performance. Also in March 2003, 8,247,953 Trust Originated Preferred Securities (“TOPrS”) were redeemed by the Group using proceeds from the issuance of Beneficial Unsecured Exchangeable Securities (“BUCS”). The Group recognised a loss of US$37 million ($64 million) on early redemption of the TOPrS (including the write off of deferred issuance costs) which is included within Other expenses in the Statement of Financial Performance.

(j)	As a result of the downturn in sports related advertising during fiscal 2002, together with the reduction in long term forecast advertising growth rates, in accordance with the Group’s accounting policies, the Directors re-evaluated the recoverability of the costs of certain sports contracts, principally in the United States. Accordingly, the Group recorded a one-time Other expense of $1,861 million relating to National Football League ($753 million), NASCAR ($578 million), Major League Baseball ($437 million) and non-US Cricket programming rights ($93 million).

(k)	Stream was a satellite pay-TV provider in Italy. During fiscal 2002, the Group wrote down its investment in Stream by $590 million to an amount considered by the Directors to be the recoverable amount at 30 June, 2002.

(l)	During fiscal 2002, given the financial uncertainties surrounding KirchPayTV and its parent Kirch Gruppe, the Group recognized a charge of $460 million to fully write down its investment in KirchMedia.

The News Corporation Limited F-20

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 6 Other items (continued)

(m)	In May 2001, the Group became aware of serious financial problems at One.Tel Limited, an Australian telecommunications company in which the Group owns approximately 24% of the outstanding equity. Upon completion of One.Tel’s auditors’ review of its financial condition in late May 2001, One.Tel was placed in administration. The carrying value of the investment in One.Tel has been fully written down due to the liquidation of its operations.

(n)	As a result of the restructure of the Group’s investment in Healtheon/WebMD (“WebMD”) in fiscal 2001, the Group swapped out of its preferred stock investment and recognised an impairment loss on its remaining common stock interest in WebMD. In exchange for the preferred stock the Group received the ownership interest in The Health Network (“THN”), warrants to purchase additional common stock in WebMD, a reduction in its obligation to provide future media services to and license content from WebMD and the elimination of future funding commitments to an international joint venture. The Group recorded a non-cash charge of $426 million related to this restructuring. The Group subsequently sold its interest in THN for consideration valued at $433 million.

(o)	During fiscal 2001, the Group wrote down certain of its non-current assets, in particular its investment in Zee Telefilms Limited (“ZTL”) and certain new media assets. During fiscal 2002, the Group wrote down certain non-current assets, mainly interactive, media and sporting assets, to their recoverable amount. The Group also disposed of various non-current assets for an aggregate consideration of $96 million. During that year the Group also settled certain liabilities owing to MCI Communications Corporation, including accrued interest, of US$1,017 million ($1,926 million) for US$930 million ($1,760 million), consisting of 121.2 million preferred limited voting ordinary shares valued at US$680 million ($1,288 million) and US$250 million ($473 million) in cash. The Group recognised a gain of $166 million on the settlement. During fiscal 2003, the Group disposed of certain interactive and music related assets for aggregate consideration of $175 million, and also wrote down certain other sporting and television assets. The 30 June, 2003 amount also includes a provision for an arbitration award that was issued in favour of PanAmSat International Systems against the Group. The Group disagrees with the findings of fact and the conclusions of law reached by the arbitrator and, pursuant to the terms of the arbitration agreement between the two parties, intends to appeal the award.

The News Corporation Limited F-21

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

	Consolidated
	2003	2002	2001
	A$ million
• NOTE 7 Change in accounting policy
Change in accounting policy before tax			(1,107)

At the beginning of the 2001 financial year, the Group changed its accounting policy with regards to, amongst other things, the treatment of marketing and development costs incurred in the production and distribution of films whereby marketing and certain development costs, previously capitalised and expensed over time, are now expensed as incurred. All motion picture and television production costs are reflected as non-current assets. This change in accounting policy provides better comparability of the Group’s results against its competitors and has also ensured continued consistency with United States generally accepted accounting principles for producers and distributors of films. The net impact of this change in accounting policy net of outside equity interest was a one-off pre-tax charge to profit of $1,107 million with an associated tax benefit of $421 million in fiscal 2001. The effect of this change on the 2001 fiscal year was a reduction in net profit attributable to members of the parent entity of $686 million and a corresponding reduction in the carrying value of inventory of $1,338 million, a reduction in tax liabilities of $509 million and in outside equity interest of $143 million.

• NOTE 8 Income tax expense

Profit (loss) from ordinary activities before income tax	3,000	(10,959)	(562)
Less net loss from associated entities	(89)	(1,434)	(249)

	3,089	(9,525)	(313)

Prima facie tax (expense) benefit at 30% (2001 34%)	(927)	2,858	106
Income tax (expense) benefit	(774)	(655)	12

Difference	(153)	3,513	94

Difference due to:
Different tax rates applicable in countries other than Australia	26	(847)	43
Dividends on which tax is rebateable	(5)	(4)	(12)
Capital items (a)	(48)	4,503	305
Investment and capital allowances	(101)	(145)	(112)
Other permanent differences between accounting and tax profit	(25)	27	(9)
Reduction in current year income tax expense due to tax losses not recorded in prior years		(53)	(138)
Current year losses not reflected in income tax expense		32	17

	(153)	3,513	94

(a)	Amount for the year ended 30 June, 2002 principally relates to the write down of the Group’s investment in Gemstar-TV Guide for which a capital loss benefit has not been recorded.

As at 30 June, 2003, the Group has unrecouped income tax losses available to offset against future years’ taxable income. There are no material losses not brought to account. The benefit of losses brought to account is recognised against deferred income tax liability (Note 23).

There is no material impact upon the Group’s tax expense for the year ended 30 June, 2003 or deferred tax balances at 30 June, 2003 arising from the Australian Government’s Tax Consolidation legislation.

The News Corporation Limited F-22

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

				Consolidated
				2003	2002	2001
				A$ million
• NOTE 9 Outside equity interest
Outside equity interest before other items				(421)	(278)	(196)
Outside equity interest on other items				3	(70)

				(418)	(348)	(196)

• NOTE 10 Dividends
Dividends declared and proposed during the year:
Dividend per share
Class of Shares	Interim	Final	Franking
Ordinary	1.5 cents	1.5 cents	Unfranked	63	31	31
Ordinary	1.5 cents		50% franked at
			34% tax rate			31
Preferred limited voting ordinary	3.75 cents	3.75 cents	Unfranked	241	120	111
Preferred limited voting ordinary	3.75 cents		50% franked at
			34% tax rate			81
Perpetual preference	(a)		Unfranked	47	52	51

				351	203	305

(a)	Adjustable rate cumulative preference dividends as described in Note 25 (b).

On 13 August, 2003, the Directors of The News Corporation Limited recommended the payment on 15 October, 2003 of a final unfranked dividend of 1.5 cents per ordinary share and 3.75 cents per preferred limited voting ordinary share on the issued shares at 12 September, 2003, the entitlement date for the final dividend. The final dividend has not been provided for in the financial statements, in accordance with the Group’s accounting policy, as the dividend was not declared and announced by the Directors prior to 30 June, 2003.

As at 30 June, 2003 the balance of the franking account of the parent entity adjusted for franking credits which will arise from the payment of income tax provided for in the financial statements, and after deducting franking credits to be used in payment of the above dividends, is $0.5 million (2002 $0.5 million, 2001 $0.5 million) on a grossed up basis.

	Consolidated
	2003	2002	2001
• NOTE 11 Earnings per share
The following are various earnings per share calculations:
Earnings per share on net profit (loss) attributable to members of the parent entity
Basic
Ordinary shares	$0.307	$(2.170)	$(0.174)
Preferred limited voting ordinary shares	$0.368	$(2.604)	$(0.209)
Ordinary and preferred limited voting ordinary shares	$0.344	$(2.431)	$(0.192)
Diluted
Ordinary shares	$0.305	$(2.170)	$(0.174)
Preferred limited voting ordinary shares	$0.366	$(2.604)	$(0.209)
Ordinary and preferred limited voting ordinary shares	$0.342	$(2.431)	$(0.192)

The News Corporation Limited F-23

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

	2003			2002			2001
	Ordinary	Preferred	Total	Ordinary	Preferred	Total	Ordinary	Preferred	Total
	Millions			Millions			Millions
Diluted
Denominator
Weighted average number of shares	1,964	3,181	5,145	1,962	2,979	4,941	1,924	2,217	4,141
Rollforward of outstanding shares
Balance as at 30 June	2,097	3,230	5,327	2,094	3,209	5,303	2,092	2,661	4,753
Exercise/conversion of potential shares								1	1
Shares issued with respect to Chris-Craft acquisition								275	275

Balance as at report date	2,097	3,230	5,327	2,094	3,209	5,303	2,092	2,937	5,029

	$A million			$A million			$A million
Numerator – Earnings result	598	1,163	1,761	(4,258)	(7,756)	(12,014)	(334)	(463)	(797)
Reconciliation to Net profit (loss) from ordinary activities after tax

Numerator			1,761			(12,014)			(797)
Outside equity interest			418			348			196
Dividends on preference shares			47			52			51

Net profit (loss) from ordinary activities after tax			2,226			(11,614)			(550)

As at June 2003 there are 30 million dilutive potential shares, the majority of which relate to preferred limited voting ordinary shares. These dilutive potential shares relate to the various option plans described in Note 25. The denominator used in the basic earnings per share calculation is 5,115 million.

As at June 2002 and 2001 basic and diluted earnings per share calculations were the same as all potential shares were anti-dilutive when calculated in accordance with AASB 1027 “Earnings per Share”.

The News Corporation Limited F-24

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 12 Remuneration of Directors and Executives

Directors

The Directors of The News Corporation Limited who received, or were due to receive, remuneration (including bonuses, retirement payments, salaries and share options), directly or indirectly from the Group or a related party, as shown in the following bands, were as presented below. Share options have been valued using the Black-Scholes Option Pricing Model at the date of grant. As of 30 June, 2003, substantially all of the Executive Directors’ share options have exercise prices in excess of the actual share price.

	$2003	2002		$2003	2002
60,000 – 69,999	1		3,700,000 – 3,709,999		1
70,000 – 79,999		1	4,970,000 – 4,979,999	1
110,000 – 119,999		1	9,320,000 – 9,329,999		1
120,000 – 129,999		3	9,580,000 – 9,589,999	1
130,000 – 139,999	1	1	11,080,000 – 11,089,999	1
140,000 – 149,999	2		11,750,000 – 11,759,999	1
150,000 – 159,999	1		11,780,000 – 11,789,999		1
160,000 – 169,999	1	1	13,370,000 – 13,379,999		1
200,000 – 209,999	1		21,860,000 – 21,869,999	1
210,000 – 219,999	1		25,050,000 – 25,059,999		1
260,000 – 269,999	1		34,400,000 – 34,409,999		1
280,000 – 289,999		1	39,260,000 – 39,269,999	1
290,000 – 299,999		1	55,200,000 – 55,209,999	1
			58,280,000 – 58,289,999		1

Total remuneration, including salaries, retirement, share options and other benefits as employees, received or due and receivable by Directors of the parent entity was $155,219,000 (2002 $157,367,000). Total remuneration of Directors of the parent entity and controlled entities was $158,895,000 (2002 $162,284,000).

Australian Executives

Total remuneration, including salaries, retirement payments and other benefits as employees, received or due and receivable by Australian based Executive Officers was $5,420,000 (2002 $5,423,000).

The number of Australian based Executive Officers of the parent entity and the Group whose income, including benefits, was at least $100,000 is shown in their relevant income bands, as follows:

	$2003	2002		$2003	2002
170,000 – 179,999	1		470,000 – 479,999	1	1
180,000 – 189,999		1	500,000 – 509,999	1
210,000 – 219,999	1		520,000 – 529,999	1
300,000 – 309,999	2		610,000 – 619,999		1
310,000 – 319,999		2	670,000 – 679,999	1
320,000 – 329,999	1		710,000 – 719,999		1
350,000 – 359,999	1		730,000 – 739,999		1
410,000 – 419,999		1	920,000 – 929,999	1
420,000 – 429,999	1	1	1,000,000 – 1,009,999	1
450,000 – 459,999		1

No amounts of remuneration were paid by the parent entity.

The News Corporation Limited F-25

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

	Consolidated
	2003	2002
	A$ million
• NOTE 13 Cash
Current
Cash	6,746	6,337

Interest earned on cash deposits ranged from 0.13% to 7.00% (2002 0.02% to 9.00%) per annum.
Non-current
Cash on deposit (a)	698

(a) Includes cash placed on deposit as security for repayment of Eurobond acquired on consolidation of SKY Italia. See Note 21(i) for further details.
• NOTE 14 Receivables
Current receivables
Trade receivables	6,836	6,140
Trade receivables owing by associated entities	114	188
Less Allowance for doubtful debts, returns and rebates	(1,392)	(832)

	5,558	5,496
Non-trade amounts owing by unrelated entities	131	280
Non-trade amounts owing by associated entities	12	33

	5,701	5,809

Non-current receivables
Trade receivables	362	365
Trade receivables owing by associated entities	4	10

	366	375
Non-trade amounts owing by unrelated entities	818	397
Non-trade amounts owing by associated entities	35	24

	1,219	796

These receivables are primarily denominated in US dollars and located in the United States of America. There is no material reliance on any single customer.

The News Corporation Limited F-26

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

	Consolidated
	2003	2002
	A$ million
• NOTE 15 Inventories
Current inventories
At cost:
Raw materials	122	124
Work and projects in progress	37	123
Finished goods	198	237
Television and sports programming rights	1,630	1,526

	1,987	2,010

Less provision for diminished value
Finished goods	(56)	(75)

	1,931	1,935

Non-current inventories
At cost:
Film costs in process	1,103	914
Television and sports programming rights	975	812
Completed film product	1,876	2,320

Total filmed entertainment and television programming	3,954	4,046
Finished goods	149	186

	4,103	4,232

Total interest capitalised in film inventories at 30 June, 2003 amounts to $39 million (2002 $73 million). Interest has been capitalised at 8.00% (2002 8.00%).
Total inventories at 30 June, 2003 amount to $6,034 million (2002 $6,167 million) and consist of the following:
Filmed entertainment
Films
Released	1,104	1,291
Completed, not released	47	142
In production	909	648
In development or preproduction	78	87

	2,138	2,168

Television productions
Released	725	887
In production	116	167
In development or preproduction		12

	841	1,066

Total filmed entertainment	2,979	3,234

Television and sports programming	2,605	2,338
Other inventories	450	595

Total inventories	6,034	6,167

Less current inventories	1,931	1,935

Non-current inventories	4,103	4,232

As of 30 June, 2003, the Group estimated that approximately 65% of unamortised film entertainment costs from completed films are expected to be amortised during fiscal year 2004 and approximately 96% of released unamortised filmed entertainment costs will be amortised within the next three years. As of 30 June, 2003, the Group estimated that approximately 49% of $1,292 million in accrued participation liabilities will be payable during fiscal year 2004.

The News Corporation Limited F-27

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

	Consolidated
	2003	2002
	A$ million
• NOTE 16 Other assets
Current assets
Prepayments	483	566

Non-current assets
Future income tax benefit		88
Prepayments	745	617

	745	705

• NOTE 17 Investments
Investments in associated entities (a)
Listed securities	1,949	2,008
Unlisted securities	2,910	3,473
Joint ventures	667	1,394

	5,526	6,875

Other investments—investments in unrelated entities (b)
Listed securities at cost	311	414
Unlisted securities at cost	884	1,298

	1,195	1,712

Quoted value of listed securities:
Associated entities	13,804	14,369
Other unrelated entities	336	549

	14,140	14,918

The News Corporation Limited F-28

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

						Consolidated
						2003	2002
				Note		A$ million
• NOTE 17 Investments (continued)
Company	Principal Activities	Percentage Ownership				Carrying Value
(a) Investments in associated entities
The Group’s investments in associated entities (excluding joint venture entities) consist principally of:
Gemstar-TV Guide International, Inc.	U.S. print and electronic guidance company	42.9 (2002 42.9	% %)	6	(g)	977	1,673
Regional Programming Partners (1)	U.S. partnership holding interests in sporting networks, teams and arenas	40.0%				1,454	1,673
BSkyB (2)	U.K. satellite TV broadcaster	35.4 (2002 36.2	% %)			350
China Network Systems	Taiwan cable TV operator	Various				374	434
Ventures Arena (1)	U.S. company holding interests in sporting arenas	40.0%				195	218
Independent Newspapers Limited	New Zealand media company	45.1%		5	(b)	545	237
FOXTEL	Australian pay TV operator	25.0%				217	207
Queensland Press Pty. Limited	Australian newspaper publisher	41.7%		30		10	131
National Geographic Channel (US) (1) (3)	U.S. Cable Channel	66.7%				327	314
National Geographic International (1)	International Cable Channel	50.0%				96	104
The Group’s investments in joint venture entities consist principally of:
Stream, S.p.A	Italian pay TV provider	Consolidated (2002 50.0%)		6	(k)		648
National Rugby League	Australian rugby league football competition	50.0%				160	160
Other investments in associated and joint venture entities		Various				821	1,076

						5,526	6,875

(b) Investments in unrelated entities
The Wireless Group plc	Commercial radio operator	40.2 (voting19.9	% %)			79	85
New Regency (1)	Film production	20.0%				303	374
Sky PerfecTV!	Satellite and digital pay TV platform	8.1%				137	166
Knowledge Enterprises	Investment fund	17.8%		6	(h)	15	177
Southwest Sports Group (1)	Sports entertainment	Various				135	151
Other		Various				526	759

						1,195	1,712

(1)	Held by the Group’s 80.58% (2002 85.32%) owned subsidiary, FEG.
(2)	At 30 June, 2002, the Group’s investment in BSkyB was recorded at zero, and the Group had ceased to equity account its share of BSkyB’s results. As at 30 June, 2002, the Group had not recorded $135 million of its share of BSkyB losses. The Group recommenced equity accounting its share of BSkyB results from 11 November, 2002.
(3)	The Group does not control this entity as it does not hold a majority on the Board and is unable to dominate operating decision making.

The News Corporation Limited F-29

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

			Consolidated
			2003	2002
	Note		A$ million
• NOTE 17 Investments (continued)
(c) Movement in carrying amount of investments in associated entities
Balance at beginning of year			6,875	20,022
Net loss from associated entities	5		(89)	(1,434)
Dividends received from associated entities			(35)	(74)
Movement due to foreign exchange fluctuation			(537)	(1,039)
Investment in Gemstar-TV Guide	6	(g)		1,407
Additional investment in joint venture entities			578	583
Additional investment in other entities			216	572
Repayment of loan by an associate			(170)
Elimination of associates’ reciprocal shareholding in the Group			3	(18)
Items recognised directly in equity (i)			152	(267)
Write down of Gemstar-TV Guide	6	(g)	(551)	(11,138)
Write down of other investments				(694)
Carrying value of investments acquired				21
Carrying value of investments disposed			(180)	(1,066)
Carrying value of Stream, S.p.A. (now consolidated)			(736)

Balance at end of year			5,526	6,875

(i)	These items relate to an increase in associated entity reserves of $152 million (2002 $267 million reduction, 2001 $1,060 million increase). During 2003 and 2001 BSkyB issued new equity as consideration for several transactions, including the acquisition of Sports Internet Group and the remaining shares in British Interactive Broadcasting Holdings Limited (“BiB”). These issuances reduced the Group’s ownership interest in BSkyB from 37.1% (2001) to 36.2% (2002) to 35.4% (2003). In accordance with AASB 1016 “Accounting for Investments in Associates”, in the year ended 30 June, 2001, the Group recorded an increase in its investment in BSkyB and a corresponding increase in reserves of $1,060 million. In the year ended 30 June, 2002, the Group recorded a decrease in its investment and a corresponding decrease in reserves of $240 million. In the year ended 30 June, 2003, the Group recorded an increase in its investment in BSkyB and a corresponding increase in reserves of $152 million.

Associated entities have incurred various commitments and contingencies during the normal course of business. The Group has no obligation under any of these commitments other than those included within Note 27 and 28.

(d) Associated entities financial summary

The following is an aggregate financial summary of material associated entities:

	2003	2002	2001
	A$ million
Total assets	18,315	24,009	41,743
Total liabilities	13,687	19,279	16,935
Revenues	14,199	13,393	15,334
Operating income (loss)	1,177	655	(1,277)
Net income (loss)	187	(4,315)	(474)

(e) All significant associates have balance dates consistent with the Group with the following exceptions:

Company	Balance Date
Gemstar-TV Guide International, Inc.	31 December
Regional Programming Partners	31 December
National Geographic Channel (US)	31 December
National Geographic International	31 December
Ventures Arena	31 July

The News Corporation Limited F-30

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

	Consolidated
	2003	2002
	A$ million
• NOTE 18 Property, plant and equipment
Freehold land and perpetual leases
At cost	445	437

	445	437

Freehold buildings
At cost	2,354	2,579
Less depreciation	(508)	(479)

	1,846	2,100

Leasehold premises
Leasehold land at cost	142	154
Leasehold buildings at cost	988	1,107

	1,130	1,261
Less amortisation	(292)	(304)

	838	957

Plant and equipment
At cost	6,062	6,171
Less depreciation	(3,211)	(3,210)

	2,851	2,961

Plant and equipment under lease
At cost	490	377
Less amortisation	(171)	(161)

	319	216

	6,299	6,671

At 30 June, 2003 the Directors considered the current values of the freehold land and buildings and leasehold premises on the basis of an open market valuation with vacant possession. The Directors considered that these assets which are shown in the financial statements at a depreciated value of $3,129 million are of a current value of approximately $4,001 million. As the assets are held at cost, this increment is not reflected in the financial statements.

The News Corporation Limited F-31

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

	Consolidated
	2003	2002
	A$ million
• NOTE 18 Property, plant and equipment (continued)
Freehold land and perpetual leases
Balance at beginning of year	437	435
Additions	62	39
Disposals	(1)	(2)
Movement due to foreign exchange fluctuation	(53)	(35)

Balance at end of year	445	437

Freehold buildings
Balance at beginning of year	2,100	2,334
Additions	84	123
Transfers from other accounts	24
Disposals	(16)	(68)
Depreciation	(91)	(86)
Movement due to foreign exchange fluctuation	(255)	(203)

Balance at end of year	1,846	2,100

Leasehold premises
Balance at beginning of year	957	1,015
Additions	9	10
Transfers to other accounts	(24)
Disposals		(4)
Amortisation	(27)	(32)
Movement due to foreign exchange fluctuation	(77)	(32)

Balance at end of year	838	957

Plant and equipment
Balance at beginning of year	2,961	3,091
Additions	756	550
Transfers (to) from other accounts	(23)	83
Disposals	(73)	(50)
Depreciation	(553)	(554)
Movement due to foreign exchange fluctuation	(217)	(159)

Balance at end of year	2,851	2,961

Plant and equipment under lease
Balance at beginning of year	216	235
Additions	143
Amortisation	(26)	(13)
Movement due to foreign exchange fluctuation	(14)	(6)

Balance at end of year	319	216

The News Corporation Limited F-32

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

	Consolidated
	2003	2002
	A$ million
• NOTE 19 Publishing rights, titles and television licences
At cost	32,724	35,348

In accordance with AASB 1041 “Revaluation of Non-Current Assets”, as at 1 July, 2000 publishing rights, titles and television licences previously carried at valuation were reverted to a cost basis of measurement, with the existing revalued carrying amounts at 1 July, 2000 deemed to be their cost. The Group had previously revalued these assets, although the Group has not recorded any revaluation increments since 1990.

• NOTE 20 Goodwill
At cost	1,024	1,143
Less amortisation	(647)	(688)

	377	455

	Consolidated
	2003	2002
	A$ million
• NOTE 21 Interest bearing liabilities
Current
Bank loans—unsecured	33	57
Loans—unsecured (a)		1,799

	33	1,856

Current interest bearing liabilities are repayable in the following currencies:
(amounts shown in millions)
Nil (2002 US $1,015) United States Dollars		1,799
JPY 1,107 (2002 JPY 3,166) Japanese Yen	14	47
INR 575 (2002 INR 262) Indian Rupees	19	10

	33	1,856

(a)	As at 30 June, 2002 this principally represented 8.875% Senior Notes and 9.75% Senior Discounted Notes that the Group had irrevocably called for redemption as described below in (f). The redemption was completed in August 2002.

Non-current
Bank loans—unsecured	65	93
Loans—unsecured	12,331	13,492

	12,396	13,585

Non-current interest bearing liabilities are repayable in the following currencies:
(amounts shown in millions)
€350(2002 € nil) Euros	602
A$150 (2002 A$150) Australian Dollars	150	150
JPY5,217 (2002 JPY 6,264) Japanese Yen	65	93
US$7,684 (2002 US$7,525) United States Dollars	11,579	13,342

	12,396	13,585

At 30 June, 2003 the impact of foreign currency movements reduced reported debt by $2,296 million (2002 $1,909 million). The translation of net assets of foreign controlled entities resulted in a $4,064 million decrease (2002 $3,021 million decrease) in the foreign exchange fluctuation reserve in the Statement of Shareholders’ Equity.

Bank loans maturity
Aggregate maturities of unsecured bank loans
Not later than one year	33	57
Later than one year not later than five years	65	93

	98	150

The News Corporation Limited F-33

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

•    Note 21    Interest bearing liabilities (continued)

On 27 June, 2003, News America Incorporated, a subsidiary of the Group, terminated its existing Revolving Credit Agreement (the “Prior Credit Agreement”) and entered into a new US$1.75 billion ($2.6 billion) Five Year Credit Agreement (the “New Credit Agreement”) with Citibank N.A., as administrative agent, JP Morgan Chase Bank, as syndication agent, and the lenders named therein. The News Corporation Limited, FEG Holdings, Inc., Fox Entertainment Group, Inc., News America Marketing FSI, Inc., and News Publishing Australia Limited are guarantors (the “Guarantors”) under the New Credit Agreement. The New Credit Agreement provides a US$1.75 billion ($2.6 billion) revolving credit facility with a sub-limit of US$600 million ($904 million) available for the issuance of letters of credit, and expires on 30 June, 2008. Borrowings are in US dollars only, while letters of credit are issuable in US dollars or Euros. The significant terms of the agreement include the requirement that the Group maintain specific gearing and interest coverage ratios and limitations on secured indebtedness. The Group pays a facility fee of 0.20% regardless of facility usage. The Group pays interest for borrowings and letters of credit at LIBOR plus 0.675%. The Group pays an additional fee of 0.125% if borrowings under the facility exceed 25% of the committed facility. The interest and fees are based on the Group’s current debt rating. On 27 June, 2003, letters of credit representing €119 million ($205 million) were issued under the New Credit Agreement.

Total unused credit facilities as at 30 June, 2003 amounted to $2,637 million (2002 $3,546 million).

Subsequent to 30 June, 2003, additional letters of credit representing €120 million ($204 million) were issued under the New Credit Agreement.

The News Corporation Limited F-34

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

					Consolidated
					2003	2002
				Note	A$ million
• NOTE 21 Interest bearing liabilities (continued)
Loans payable unsecured
Description		Face value	Due date
8 5/8% Senior notes	US$	500m	1 February 2003	(g)		74
5.625% Eurobond		€350m	29 July 2004	(i)	602
8 1/2% Senior notes	US$	500m	15 February 2005	(a) (h)	202	887
8.875% Senior notes	US$	500m	15 August 2007	(f)		927
9.75% Senior discount notes	US$	405m	15 August 2007	(f)		744
6.625% Senior debentures	US$	350m	9 January 2008	(b)	527	621
7 3/8% Senior debentures	US$	200m	17 October 2008	(b)	302	355
4.750% Senior notes	US$	150m	15 March 2010	(h)	225
10 1/8% Senior debentures	US$	300m	15 October 2012	(a) (c)		54
9 1/4% Senior debentures	US$	500m	1 February 2013	(a)	753	887
8 5/8% Senior debentures	A$	150m	7 February 2014	(b)	150	150
7.6% Senior debentures	US$	200m	11 October 2015	(b)	302	355
8% Senior debentures	US$	400m	17 October 2016	(b)	603	709
7.25% Senior debentures	US$	350m	18 May 2018	(b)	527	621
8 1/4% Senior debentures	US$	250m	10 August 2018	(b)	376	443
Liquid Yield Option Notes (LYONs™)	US$	1,515m	28 February 2021	(d)	1,236	1,405
8 7/8% Senior debentures	US$	250m	26 April 2023	(b)	376	443
7 3/4% Senior debentures	US$	200m	20 January 2024	(b)	302	355
7 3/4% Senior debentures	US$	90m	1 February 2024	(b)	136	159
9 1/2% Senior debentures	US$	200m	15 July 2024	(b)	302	355
8 1/2% Senior debentures	US$	200m	23 February 2025	(b)	302	355
7.7% Senior debentures	US$	250m	30 October 2025	(b)	376	443
7.43% Senior debentures	US$	240m	1 October 2026	(b)	362	426
7 1/8% Senior debentures	US$	200m	8 April 2028	(b)	302	355
7.3% Senior debentures	US$	200m	30 April 2028	(b)	302	355
7.28% Senior debentures	US$	200m	30 June 2028	(b)	302	355
7.625% Senior debentures	US$	200m	30 November 2028	(b)	302	355
6.55% Senior notes	US$	350m	15 March 2033	(h)	527
6.703% MOPPRS	US$	150m	21 May 2034	(e)	225	266
8.45% Senior debentures	US$	200m	1 August 2034	(b)	302	355
8.15% Senior debentures	US$	300m	17 October 2036	(b)	452	532
6.75% Senior debentures	US$	250m	9 January 2038	(b)	376	443
7.75% Senior debentures	US$	600m	1 December 2045	(b)	904	1,064
7.9% Senior debentures	US$	150m	1 December 2095	(b)	225	266
8 1/4% Senior debentures	US$	100m	17 October 2096	(b)	151	177

					12,331	15,291
less current maturities						1,799

Total long term unsecured loans					12,331	13,492
Total long term unsecured bank loans payable					65	93

Total non-current interest bearing liabilities					12,396	13,585

Ratings of Public Debt

As of 30 June, 2003, the Group’s debt rating from Moody’s (Ba1 for subordinated notes and Baa3 for senior unsecured notes) and Standard & Poors (BBB-) were within the investment grade scale. As at 30 June, 2003, the Group was in compliance with all of its debt covenants.

The News Corporation Limited F-35

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

	Consolidated
	2003	2002
	A$ million
• NOTE 21 Interest bearing liabilities (continued)
Aggregate maturities of loans payable:
Not later than one year		1,799
Later than one year not later than five years	1,331	887
Later than five years	11,000	12,605

	12,331	15,291

Fair value of interest bearing liabilities in aggregate amounts to $14.8 billion.

a)	The terms include covenants which, among other things, restrict secured indebtedness to 10% of tangible assets and in certain circumstances limit new senior indebtedness. Redemption may occur, at the option of the holders, at 101% of the principal plus an accrued interest amount in certain circumstances where a change of control is deemed to have occurred.

b)	The terms include covenants which, among other things, restrict secured indebtedness to 10% of tangible assets. Redemption may occur, at the option of the holders, at 101% of the principal amount in certain circumstances where a change of control is deemed to have occurred.

c)	Pursuant to an offer to debenture holders, a substantial portion of these debentures was redeemed during fiscal 2002. The Group recognised a loss of $64 million (US$34 million) on the early extinguishment of debt, which is included within Other expenses in the Statement of Financial Performance at 30 June, 2002. The remaining debentures were redeemed in fiscal 2003.

d)	The Liquid Yield Option Notes (“LYONS”)™ pay no interest. However, the aggregate principal amount at maturity of US$1,515 million represents a yield of 3.5% per annum on the issue price. The holders may exchange the notes at any time into preferred limited voting ordinary shares of The News Corporation Limited (or ADRs representing such shares) or, at the option of the Group, the cash equivalent thereof at a fixed exchange rate of 48.5932 preferred limited voting ordinary shares per US$1,000 note. The notes are redeemable at the option of the holders on certain dates at specified redemption amounts. The Group, at its election, may satisfy the redemption amounts in cash, ADRs or any combination thereof. The Group can redeem the notes in cash at any time on or after 28 February, 2006 at specified redemption amounts. The notes were recorded at a discount and are being accreted using the effective interest rate method.

e)	In May 1998, the Group issued 6.703% Mandatory Par Put Remarketed Securities (“MOPPRS”) due 21 May, 2034. In connection with the issuance of MOPPRS, the Group entered into a remarketing agreement dated as on 21 May, 1998 (the “Remarketing Agreement”), with the remarketing dealer named therein (the “Remarketing Dealer”), pursuant to which the MOPPRS are subject to mandatory tender in favour of the Remarketing Dealer on 21 May, 2004 (the “Remarketing Date”), for a purchase price equal to 100% of the principal amount of the outstanding MOPPRS. Upon the Remarketing Dealer’s election to remarket the MOPPRS, the interest rate to the 21 May, 2034 maturity date of the MOPPRS will be adjusted to reach the sum of 5.958% plus the applicable spread (as defined in the Remarketing Agreement). In the event the Remarketing Dealer does not elect to remarket the MOPPRS, they will mature on the Remarketing Date.

f)	In June 2002, the Group and Fox Sports Networks, LLC, an indirect subsidiary of the Group, irrevocably called for redemption of all outstanding 8.875% Senior Notes due August 2007 and the 9.75% Senior Discount Notes due August 2007. The Group recognised a loss of $80 million (US$41.9 million) on the irrevocable early extinguishment of the debt, which is included within Other expenses in the Statement of Financial Performance at 30 June, 2002. The redemption was completed in August 2002.

g)	In March 2002, the Group offered to purchase for cash any and all of its outstanding US$500 million aggregate principal amount of 8 5/8% Senior Notes due February 2003. Approximately 92% of these Notes were tendered and accepted for payment. The Group recognised a loss of $47 million (US$24.4 million) on the early extinguishment of debt which is included within Other expenses in the Statement of Financial Performance at 30 June, 2002.

The News Corporation Limited F-36

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 21 Interest bearing liabilities (continued)

h)	In March 2003, the Group purchased approximately 74% of its outstanding US$500 million aggregate principal amount of 8 1/2% Senior Notes due February 2005 at a premium, plus accrued interest. Concurrent with this transaction, the Group issued US$150 million of 4.750% Senior Notes due March 2010 and US$350 million of 6.55% Senior Notes due March 2033 at a discount. Proceeds from the issuance of these new Senior Notes were used to purchase the 8 1/2% Senior Notes and for general corporate purposes. The Group recognised a loss of US$45 million ($76 million) on the early redemption of the 8 1/2% Senior Notes which is included within Other expenses in the Statement of Financial Performance.

i)	On 30 April, 2003, in connection with its acquisition of Telepiu, the Group assumed Telepiu’s obligations under its €350 million ($602 million) 5.625% Guaranteed Notes due 2004 (the “Eurobonds”). The Eurobonds mature on 29 July, 2004 and accrue interest at 5.625% per annum with annual interest payments made on each anniversary date. The Group procured the issuance of a letter of credit for the benefit of the holders of the Eurobonds and established a cash collateral account, reflected as Cash on Deposit on the Statement of Financial Position, to make any required payments on the Eurobonds and secure the Group’s obligations under the letter of credit. Subsequent to 30 June, 2003, certain Eurobond holders exercised their option to require the Group to purchase approximately €126 million ($217 million) aggregate principal amount of Eurobonds. The Group will make payment of the principal amount and accrued interest on 19 August, 2003 from the cash collateral account.

Foreign Exchange Swaps

The Group has entered into a foreign currency swap, whereby the Group has received JPY 26.52 billion in exchange for US$240 million (at an initial exchange rate of 110.50). The fair value of this swap is US$46 million. Each year on 1 April and 1 October, the Group will receive interest in US dollars at a fixed rate of 7.43% of the initial principal and in return, will pay interest in yen on the JPY 26.52 billion, at the six month JPY LIBOR plus 0.37% (six month JPY LIBOR was 0.0716% at 30 June, 2003). The termination date of this swap is 2 October, 2006.

	Consolidated
	2003	2002
	A$ million
• NOTE 22 Current liabilities
Payables
Trade payables	5,845	5,453
Other payables	2,453	2,620

	8,298	8,073

These payables are primarily denominated in US dollars and located in the United States of America.

Tax liabilities
Income tax provision	714	848

	714	848

Provisions
Employee benefits	135	125
Other	123	103

	258	228

	Consolidated
	2003	2002
	A$ million
• NOTE 23 Non-current liabilities
Payables
Trade payables	2,344	3,131
Other payables	1,201	923

	3,545	4,054

These payables are primarily denominated in US dollars and located in the United States of America.

The News Corporation Limited F-37

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 23 Non-current liabilities (continued)

Included in non-current payables are contractual obligations payable and television program rights payable of approximately $1,245 million (2002 $1,746 million). Contractual obligations consist primarily of participants share payable and talent residuals on film product.

Tax liabilities
Deferred income tax provision	666	434

	666	434

Provisions
Employee benefits	220	227
Other	812	978

	1,032	1,205

Other provisions
Balance at beginning of year	1,081	259
Additions	74	949
Utilised	(77)	(46)
Movement due to foreign exchange fluctuation	(143)	(81)

Balance at the end of year	935	1,081
Less current provision	(123)	(103)

Non-current provision	812	978

Income tax benefits attributable to tax losses utilised in arriving at the provision for deferred income tax amounted to $568 million (2002 $648 million).

	Consolidated
	2003	2002
	A$ million
• NOTE 24 Exchangeable securities
1,477,716 (2002 9,725,669) exchangeable Trust Originated Preferred Securities (“TOPrS”) (a)	170	1,690
1,655,000 Beneficial Unsecured Exchangeable Securities (“BUCS”) (b)	1,914

	2,084	1,690

(a)	In November 1996, the Group, through a trust (the “Exchange Trust”) wholly-owned by News America Incorporated (“NAI”), a subsidiary of the Group, issued 10 million 5% TOPrS for aggregate gross proceeds of US$1 billion. Such proceeds were invested in (i) preferred securities representing a beneficial interest of NAI’s 5% Subordinated Discount Debentures due 12 November, 2016 (the “Subordinated Debentures”) and (ii) 10,000,000 warrants to purchase from NAI ordinary shares of BSkyB (the “Warrants”). These investments represent the sole assets of the Exchange Trust. Cumulative cash distributions are payable on the TOPrS at an annual rate of 5%. The TOPrS are mandatorily redeemable on 12 November, 2016 or earlier to the extent of any redemption by NAI of any Subordinated Debentures or Warrants. The News Corporation Limited has the right to pay cash in US dollars equal to the market value of the BSkyB ordinary shares for which the Warrants are exercisable in lieu of delivering freely tradeable shares. The Group and certain of its direct and indirect subsidiaries have certain obligations relating to the TOPrS, the preferred securities representing a beneficial interest in the Subordinated Debentures, the Subordinated Debentures and Warrants which amount to a full and unconditional guarantee of the respective issuer’s obligations with respect thereto.

In March 2003, 8,247,953 TOPrS and related warrants were redeemed by the Group using proceeds from the issuance of BUCS, as detailed below. The Group recognised a loss of $64 million (US$37 million) on early redemption of the TOPrS (including the write off of deferred issuance costs) which is included within Other expenses in the Statement of Financial Performance.

(b)	During 2003, News Corporation Finance Trust II (the “Trust”) issued an aggregate of US$1.655 billion 0.75% BUCS representing interests in debentures issued by NAI and guaranteed on a senior basis by the Group and certain of its subsidiaries. On or after 2 April, 2004, at the holders’ option, the BUCS are exchangeable into BSkyB ordinary shares based on an exchange ratio of 77.09 BSkyB ordinary shares per US$1,000 original liquidation amount of BUCS. The trust may pay the exchange market value of each BUCS in cash, by delivering ordinary shares of BSkyB, or a combination of cash and ordinary shares of BSkyB.

The News Corporation Limited F-38

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 24 Exchangeable securities (continued)

The holders also have the right to tender the BUCS for redemption on 15 March, 2010, 15 March, 2013, or 15 March, 2018 for payment of the adjusted liquidation preference plus accrued and unpaid distributions and any final period distribution in, at the Group’s election, cash, BSkyB ordinary shares, or the Group’s preferred ADRs, or any combination thereof.

The Group may redeem the BUCS for cash or BSkyB ordinary shares, or a combination thereof in whole or in part, at any time on or after 20 March, 2010, at the adjusted liquidation preference of the BUCS plus any accrued and unpaid distributions and any final period distribution thereon.

The net proceeds from BUCS issuance were used to purchase approximately 85% of the Group’s outstanding TOPrS from their holders in privately negotiated transactions for approximately US$877 million ($1,479 million).

The total net proceeds from the issuance of the BUCS were allocated between the fair value of the obligation and the fair value of the exchange feature. The fair values of the obligation and the exchange feature were determined by pricing the issuance with and without the exchange feature. The fair values of the obligation and the exchange feature have been recorded in Exchangeable securities and in non-current liabilities, respectively. The fair value of the obligation will be accreted to its maturity value through the effective interest method.

	Consolidated		Parent Entity
	2003	2002	2003	2002
	A$ million		A$ million
• NOTE 25 Contributed equity
2,097,411,050(2002 2,094,411,035) ordinary shares	5,466	5,448	6,531	6,503
3,230,088,260(2002 3,208,695,775) preferred limited voting ordinary shares (a)	22,471	22,301	23,197	23,026

	27,937	27,749	29,728	29,529

3,800,000 perpetual preference shares (b)	132	132
10,000,000 8 5/8% cumulative perpetual preference shares (b)	358	358

	490	490

	28,427	28,239	29,728	29,529

(a)	A holder of a preferred limited voting ordinary share (“preferred share”) shall be entitled to vote at any general meeting of the members of The News Corporation Limited by virtue of holding such share mutatis mutandis in the same manner and subject to the same conditions as the holder of an ordinary share (including as to the number of votes which may be cast on a poll) but only in the following circumstances and not otherwise:

(i) on a proposal to reduce the share capital of The News Corporation Limited, or on a proposal to wind up or during the winding up of The News Corporation Limited, or on a proposal for the disposal of the whole of the property, business and undertaking of The News Corporation Limited;

(ii) on a proposal that affects rights attached to the preferred share;

(iii) during a period during which a Dividend (or part of a Dividend) in respect of the preferred share is in arrears; or

(iv) on a resolution to approve the terms of a buy-back agreement.

(b)	A subsidiary of The News Corporation Limited issued 10,000,000 8 5/8% cumulative perpetual preference shares in July 1993 and a further 3,800,000 adjustable rate perpetual preference shares in July 1994. These shares are redeemable at the option of The News Corporation Limited and rank after all debt holders in respect to both capital and dividends. Dividends on these shares can only be paid out of available profits.

By section 1408 of the Corporations Act 2001 (which carries forward sections 1427, 1444 and 1449 of the Corporations Law), provisions of a Company’s constitution that state the authorised amount of a company’s share capital are repealed. Also, by section 254C of the Corporations Act 2001, all shares of a company no longer have any par value. Accordingly, the share capital of the Group is now stated as a number of issued shares.

The News Corporation Limited F-39

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 25 Contributed equity (continued)

Queensland Press Pty. Limited, an associated entity of the Group holds 318 million, representing 15.2% (2002 316 million, representing 15.1%) ordinary shares and 148 million, representing 4.6% (2002 151 million, representing 4.7%), preferred shares in The News Corporation Limited. Consolidated contributed equity has been reduced to remove this reciprocal shareholding in accordance with AASB 1016 “Accounting for Investments in Associates”. Investments in associates have been reduced by the same amount. The average shares used to calculate earnings per share has been adjusted accordingly as in prior years.

The following table shows the movements in ordinary and preferred shares during the year.

	Number of Shares
	Ordinary	Preferred
Balance as at 1 July, 2002	2,094,411,035	3,208,695,775
Exercises/conversions of potential shares	86,500	14,023,522
Dividend reinvestment	2,913,515	7,368,963

Balance as at 30 June, 2003	2,097,411,050	3,230,088,260

	Consolidated		Parent Entity
	A$ million		A$ million

The following table shows the dollar value movements in ordinary and preferred shares during the year:

	Ordinary	Preferred	Ordinary	Preferred
Balance as at 1 July, 2002	5,448	22,301	6,503	23,026
Exercises/conversions of potential shares		103	1	115
Dividend reinvestment	27	56	27	56
Queensland Press reciprocal shareholding	(9)	11

Balance as at 30 June, 2003	5,466	22,471	6,531	23,197

Share Options

The News Corporation Limited has a number of different share option arrangements as outlined below. As at 13 August, 2003 there are 214,000 options outstanding over ordinary shares and 271,138,971 options outstanding over preferred shares. All options are granted for $nil consideration.

Executives’ Share Option Scheme (“Scheme”), News Corporation Share Option Plan (“Plan”) and Australian Executive Option Plan (“AEOP”)

The arrangements of these three plans provide that options may be granted for a number of shares, the transfer of which will not exceed 5% of The News Corporation Limited’s issued share capital, to employees of management or equivalent status, including Executive Directors. The exercise price of the options issued under the arrangements is the weighted average market price of the shares sold on the Australian Stock Exchange during the five trading days immediately prior to the date the option is granted. Options granted under the Plan and AEOP have a term of 10 years after the date of grant. The options granted under the Plan and the AEOP vest and become exercisable as to one quarter on each anniversary of the grant. The options granted under the Plan and the AEOP allow The News Corporation Limited to procure the transfer of issued ordinary or preferred shares to option holders rather than issue new shares to them. There are currently no options issued and outstanding under the Scheme.

The News Corporation Limited F-40

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 25 Contributed equity (continued)

Details of options outstanding over one ordinary and one half of a preferred share under the Plan and AEOP are as follows:

	Parent Entity
	2003	2002
On issue 1 July, 2002 (1 July, 2001)	310,500	310,500
Exercised during the period	(86,500)
Lapsed during the period	(10,000)

Outstanding at 30 June, 2003 (30 June, 2002)	214,000	310,500

Outstanding at 13 August, 2003 (14 August, 2002)	214,000	310,500

Exercise price range		$8.26—$10.86
Expiry dates		October 2003-2004
Proceeds received on exercise of options during the year		$0.6 million

The News Corporation Limited F-41

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 25 Contributed equity (continued)

Details of options over one preferred share under the Plan and AEOP are as follows:

Number of Options Outstanding at 1 July, 2002	Number of Options Granted during the year	Number of Options Exercised during the year	Number of Options Lapsed/Forfeited during the year	Number of Options Outstanding at 30 June, 2003	Exercise Price $	Proceeds Received on Exercise of Options $	Grant Date of Options	Expiry Date of Options
556,500		(120,000)		436,500	4.57-7.03	814,800	November 1994-April 1996	November 2004- April 2006
7,773,600		(719,100)	(136,500)	6,918,000	5.17	3,717,747	July 1996	July 2006
2,542,000				2,542,000	5.82-5.83		October 1996	October 2006
800,000				800,000	5.58-5.70		November 1996- March 1997	November 2006- March 2007
16,078,692		(1,772,748)	(203,252)	14,102,692	4.79	8,491,463	August 1997	August 2007
154,754		(1,252)		153,502	6.09-8.69	8,839	October 1997- April 1998	October 2007- April 2008
2,580,000				2,580,000	9.35-10.09		September 1998	September 2008
14,574,724		(827,600)	(321,500)	13,425,624	7.98-8.08	6,687,008	October 1998	October 2008
15,700				15,700	9.01		December 1998	December 2008
863,300			(750,000)	113,300	9.78-9.88		January 1999	January 2009
4,319,450			(282,675)	4,036,775	10.78		March 1999	March 2009
18,017,950		(4,500)	(1,216,200)	16,797,250	10.46	47,070	September 1999	September 2009
36,904,000				36,904,000	10.55-22.00		November 1999	November 2009
136,832				136,832	13.01-15.43		December 1999- January 2000	December 2009- January 2010
10,600,000				10,600,000	15.86-17.75		May 2000	May 2010
26,048,828			(1,642,556)	24,406,272	18.15		August 2000	August 2010
1,728,600			(52,000)	1,676,600	12.68-21.54		October 2000- March 2001	October 2010- March 2011
2,200,000				2,200,000	14.03		August 2001	August 2011
208,000				208,000	11.07-11.27		October 2001	October 2011
8,900,600				8,900,600	11.62		November 2001	November 2011
38,151,367		(1,400)	(2,125,840)	36,024,127	12.55	17,570	December 2001	December 2011
362,000				362,000	10.66-13.06		January 2002- March 2002	January 2012- March 2012
	250,000			250,000	8.46		July 2002	July 2012
	66,997,472		(1,741,500)	65,255,972	8.02		August 2002	August 2012
	60,000			60,000	8.12		September 2002	September 2012
	108,000			108,000	7.73		October 2002	October 2012
	150,000			150,000	9.20		March 2003	March 2013
	50,000			50,000	9.11		April 2003	April 2013

193,516,897	67,615,472	(3,446,600)	(8,472,023)	249,213,746		19,784,497

The News Corporation Limited F-42

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

	Parent Entity
	2003	2002
• NOTE 25 Contributed equity (continued)
On issue at 1 July, 2002 (1 July, 2001)	193,516,897	151,473,276
Issued during the period	67,615,472	51,823,895
Exercised during the period	(3,446,600)	(3,836,371)
Lapsed/forfeited during the period	(8,472,023)	(5,943,903)

Outstanding at 30 June, 2003 (30 June, 2002)	249,213,746	193,516,897

Issued during the period		250,000
Exercised during the period	(215,400)	(117,000)
Lapsed/forfeited during the period	(868,932)	(370,165)

Outstanding at 13 August, 2003 (14 August, 2002)	248,129,414	193,279,732

The market value of options issued during the year under this Plan amounted to $268 million. The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option Pricing Model, with the following assumptions: Australian weighted average risk-free interest rate of 5.72%; dividend yield of 1.5%; expected volatility of 43.40%; and expected life of options of 7 years.

Employees of management or equivalent status of the Group are entitled to participate in the Plan however the Compensation Committee determines to whom and how many options should be granted in furtherance of the Group’s share option plans.

New World /Heritage /Chris-Craft Industries Options

Consequent to the acquisition of New World Communications Group Incorporated, Heritage Media Corporation and Chris-Craft Industries Inc., these Share Option Plans granted participants the right to purchase preferred shares of the Company. Details of options (all of which are fully vested) outstanding under these plans are as follows:

	Parent Entity
	2003	2002
On issue at 1 July, 2002 (1 July, 2001)	20,765,278	593,843
Issued during the period		32,954,318
Exercised during the period	(966,220)	(12,254,790)
Lapsed during the period	(3,959,882)	(528,093)

Outstanding at 30 June, 2003 (30 June, 2002)	15,839,176	20,765,278

Exercised during the period	(84,900)	(17,219)
Lapsed during the period		(2,401,332)

Outstanding at 13 August, 2003 (14 August, 2002)	15,754,276	18,346,727

Exercise price range	$1.55-$16.03
Expiry dates	July 2003—September 2009
Proceeds received on exercise of options	$8.8 million

The number of employees who are entitled to participate in these plans was determined at the date of acquisition of the above companies and no more options will be issued in the future under this plan.

In addition, during fiscal 2003, 9,567,452 preferred shares were issued on conversion of warrants assumed with the acquisition of Chris-Craft Industries in July 2001. Proceeds received on exercise of these warrants amounted to $77.6 million.

The News Corporation Limited F-43

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 25 Contributed equity (continued)

Fox Entertainment Group

There are presently no options outstanding over FEG shares.

NDS Option Schemes

NDS Group plc (“NDS”), a subsidiary of the Group, has three executive share option schemes: The NDS 1997 Executive Share Option Scheme (“the 1997 scheme”), The NDS 1999 Executive Share Option Scheme (“the 1999 unapproved scheme”) and The NDS UK Approved Share Option Scheme (“the 1999 approved scheme”). The provisions of each scheme are substantially the same, except that the 1999 approved scheme is approved by the UK Inland Revenue for the purposes of granting UK employees options over shares in NDS which are free from income tax in the hands of the employee under certain circumstances. Following the creation of the 1999 unapproved scheme, no further options will be granted under the 1997 scheme.

The schemes provide for the grant of options to purchase Series A ordinary shares in NDS with a maximum term of 10 years. Options granted under the schemes vest over a four year period. The schemes authorise options to be granted subject to a maximum of 10% of the ordinary shares of NDS on issue at the date of grant. Options granted prior to the Initial Public Offering were granted at the Directors’ estimate of the market value of NDS, as supported by independent advice. Vested options became exercisable following the Initial Public Offering of the Series A ordinary shares on 22 November, 1999. Options granted on, and subsequent to, the Initial Public Offering have been granted at an exercise price equal to the quoted closing price of the Series A ordinary shares on the NASDAQ Exchange on the last trading day before the date of grant.

In addition, NDS operates employee share ownership schemes in the UK, Israel and USA. These enable employees to enter into a fixed-term savings contract with independent financial institutions linked to an option to subscribe for Series A ordinary shares in NDS. The option price is set at a discount of between 15% and 20% of the quoted closing price of the Series A ordinary shares on the NASDAQ Exchange on the last trading day before the announcement of the schemes.

	Parent Entity
	2003	2002
Details of options under this scheme are as follows:
On issue 1 July, 2002 (1 July, 2001)	4,505,568	3,752,943
Issued during the period	960,927	1,021,638
Exercised during the period		(69,878)
Lapsed during the period	(1,258,586)	(199,135)

Outstanding at 30 June, 2003 (30 June, 2002)	4,207,909	4,505,568

Lapsed during the period	(8,000)	(17,608)
Exercised during the period	(656)

Outstanding at 13 August, 2003 (14 August, 2002)	4,199,253	4,487,960

Exercise price range	$6.82-$122.31
Expiry dates	August 2004-February 2013

The market value of the options issued during the year under these plans amounted to $6.1 million.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option Pricing Model, with the following assumptions: weighted average risk-free interest rate of 3.15%; dividend yield of nil; expected volatility of 58%; and expected life of options of 6 years.

All employees are entitled to participate in the plans, however (with the exception of the employee share ownership schemes which are open to all), management determines to whom and how many options are granted.

The News Corporation Limited F-44

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 25 Contributed equity (continued)

News International Sharesave Scheme

In October, 1997, shareholders approved the establishment of a sub-plan to The News Corporation Share Option Plan. The U.K. Sub-Plan is a salary sacrifice savings scheme, which was established for the benefit of U.K. resident employees of News International plc, an indirect, wholly owned subsidiary of The News Corporation Limited, to provide those employees with an opportunity to participate in the equity of The News Corporation Limited. The U.K. Sub-Plan involves the grant of options over preferred shares to participating employees. The option entitles holders to call for the delivery to them of these shares upon the maturity of 3, 5 or 7 year savings plans which were implemented in conjunction with the plan. The options have an exercise price which represents a discount of up to 20% of the market price of the shares at the date of the grant of the option. The exercise price is paid by an automatic withdrawal from the participant’s saving plan in favour of the Trustee who, on exercise of the option, uses those proceeds to acquire the requisite number of shares and transfer them to the participant.

	Parent Entity
	2003	2002
Details of options under this scheme are as follows:
On issue 1 July, 2002 (1 July, 2001)	6,042,413	7,568,084
Issued during the period	3,502,294	896,197
Exercised during the period	(397,687)	(1,926,885)
Lapsed during the period	(1,923,129)	(494,983)

Outstanding at 30 June, 2003 (30 June, 2002)	7,223,891	6,042,413

Exercised during the period	(22,083)	(42,712)
Lapsed during the period	(53,527)	(77,748)

Outstanding at 13 August, 2003 (14 August, 2002)	7,148,281	5,921,953

Exercise price range	$5.29-$13.42
Expiry dates	August 2003-August 2010
Proceeds received on exercise of option	$2.4 million

The market value of options issued during the year under these plans amounted to $12 million. The fair value of each option grant is estimated using the assumptions described on page F-43.

Liberty Media Transaction

In March 2003, the Group and Liberty Media Corporation (“Liberty”) entered into an agreement under which Liberty has the right, prior to 28 September, 2003, to purchase US$500 million of the Group’s preferred limited voting ordinary ADRs, at US$21.50 ($35.93) per ADR. If Liberty does not exercise its right, the Group can require Liberty to purchase US$500 million ($835 million) of its preferred limited voting ordinary ADRs, at this price should the Group acquire an ownership interest in Hughes Electronics Corporation prior to 27 March, 2005.

Net Tangible Asset Backing Per Share

Net tangible asset backing per ordinary share is $(0.24) (2002 $(0.32)). The net tangible asset backing per ordinary share is based on the asset values disclosed in the Statement of Financial Position and does not reflect the market value of investments which, in some cases, significantly exceeds book values.

	Consolidated
	2003	2002
	A$ million
• NOTE 26 Outside equity interests in controlled entities
Subsidiary contributed equity	5,740	4,330
Retained profits	644	534
Reserves	13	13

	6,397	4,877

Outside equity interests in controlled entities primarily relates to interests in FEG, SKY Italia, NDS and New Millennium.

On 30 March, 2001, the Group’s film distribution arrangement with New Millennium Investors LLC (“New Millennium”) expired. The Group acquired the outstanding equity of New Millennium and repaid all of New Millennium’s existing debt, resulting in the

The News Corporation Limited F-45

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 26 Outside equity interests in controlled entities (continued)

acquisition of film inventories of US$650 million ($1,314 million) and the elimination of current and non-current payables of US$117 million ($237 million). Concurrently, the Group entered into a new series of film rights agreements whereby a controlled consolidated entity of the Group, Cornwall Venture LLC (“NM2”), that holds certain library film rights, funds the production or acquisition costs of all eligible films, as defined, to be produced by Twentieth Century Fox Film Corporation (“TCF”), a subsidiary of the Group, between 2001 and 2005 (these film rights agreements, as amended, are collectively referred to as the “New Millennium II Agreement”). NM2 is a separate legal entity from the Group and TCF and has separate assets and liabilities. NM2 issued a preferred limited liability membership interest (“Preferred Interest”) to a third party to fund the film financing, which is presented on the consolidated Statement of Financial Position as outside equity interests in controlled entities. The Preferred Interest has no fixed redemption rights but is entitled to an allocation of the gross receipts to be derived by NM2 from the distribution of each eligible film. Such allocation to the extent available based on the gross receipts from the distribution of the eligible films consists of (i) a return on the Preferred Interest (the “Preferred Payments”), based on certain reference rates (generally based on US commercial paper rates or LIBOR) prevailing on the respective dates of determination, and (ii) a redemption of the Preferred Interest, based on a contractually determined amortisation schedule. The Preferred Interest has a preference in the event of a liquidation of NM2 equal to the unredeemed portion of the investment plus any accrued and unpaid Preferred Payments.

The net change in Preferred Interest outstanding was US$88 million ($133 million) and US$8 million ($14 million) for the years ended 30 June, 2003 and 2002, respectively. These amounts were comprised of issuances by the Group of additional Preferred Interest under New Millennium II in the amount of US$520 million ($783 million) and US$657 million ($1,165 million) and redemptions by the Group of Preferred Interest of US$608 million ($916 million) and US$649 million ($1,150 million) during fiscal year 2003 and 2002, respectively.

At 30 June, 2003, there was $1,148 million (2002 $1,507 million) of Preferred Interest outstanding, which is included in the Statement of Financial Position as outside equity interest in controlled entities, with the Preferred Payments recorded in the Statement of Financial Performance as outside equity interest.

A Ratings Trigger Event for the above agreement would occur if the Group’s debt rating:

(i)	(a) falls below BB+ and below Ba1, or (b) falls below BB, or (c) falls below Ba2, or (d) it is not rated by both rating agencies, and, in each case, the Group has not, within ten business days after the occurrence of such event, provided credit enhancement so that the resulting agreement is rated at least BB+ and Ba; or

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

During the year ended 30 June, 2003, no Ratings Trigger Event occurred. If a Ratings Trigger Event were to occur, then US$425 million ($640 million) (or approximately 56% of the outstanding balance at 30 June, 2003) may be payable immediately. The balance of the redemption would be payable to the extent of future gross receipts from films that had been transferred to NM2.

• NOTE 27 Contingent liabilities

(a) Regional Programming Partners

In December 1997, Rainbow Media Sports Holdings, Inc. (“Rainbow”) (a subsidiary of Cablevision Systems Corporation) (“Cablevision”) and Fox Sports Net, Inc. (“Fox Sports Net”) (a subsidiary of the Group) formed Regional Programming Partners (“RPP”) to hold various programming interests in connection with the operation of certain Regional Sports Networks (“RSNs”). Rainbow contributed various interests in RSNs, the Madison Square Garden Entertainment Complex, Radio City Music Hall, the New York Rangers National Hockey League franchise, and the New York Knickerbockers National Basketball Association franchise, to RPP in exchange for a 60% partnership interest in RPP, and Fox Sports Net contributed US$850 million ($1,295 million) in cash for a 40% partnership interest in RPP.

Pursuant to the RPP partnership agreement upon certain actions being taken by Fox Sports Net, Rainbow has the right to purchase all of Fox Sports Net’s interests in RPP. The buyout price will be the greater of (i) (a) US$2.125 billion ($3.2 billion), increased by

The News Corporation Limited F-46

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

capital contributions and decreased by capital distributions, times Fox Sports Net’s interest in RPP plus (b) an 8% rate of return on the amount in (a) and (ii) the fair market value of Fox Sports Net’s interest in RPP. Consideration will be, at Rainbow’s option, in the form of cash or a three-year note with an interest rate of prime plus  1/2%.

In addition, for 30 days following 18 December, 2005 (the “Put Date”) and during certain periods subsequent to the put date so long as RPP has not commenced an initial public offering (“IPO”) of its securities, Fox Sports Net has the right to cause Rainbow to, at Rainbow’s option, either (i) purchase all of its interests in RPP or (ii) consummate an IPO of RPP’s securities. The purchase price will be the fair market value of Fox Sports Net’s interest in RPP and the consideration will be, at Rainbow’s option, in the form of marketable securities of certain affiliated companies of Rainbow or a three year note with an interest rate of prime plus  1/2%. The determination of the fair market value of the investment in RPP will be made in accordance with the terms of the partnership agreement and will be affected by the valuation of the consideration received from Rainbow.

In connection with the above transaction, Rainbow and Fox Sports Net formed National Sports Partners (“NSP”) in which each of Rainbow and Fox Sports Net were issued a 50% partnership interest to operate Fox Sports Net (“FSN”), a national sports programming service that provides its affiliated RSNs with 24 hour per day national sports programming. In addition, Rainbow and Fox Sports Net formed National Advertising Partners (“NAP”), in which each of Fox Sports Net and Rainbow were issued a 50% partnership interest, to act as the national advertising sales representative for the Fox Sports Net-owned RSNs and the RPP-owned and managed RSNs. Independent of the arrangements discussed above relating to RPP, for 30 days following the put date and during certain periods subsequent to the put date, or any subsequent put date so long as NSP and NAP have not commenced an IPO of its securities, Rainbow has the right to cause Fox Sports Net to, at Fox Sports Net’s option, either (i) purchase all of Rainbow’s interests in NSP and NAP, or (ii) consummate an initial public offering of NSP’s and NAP’s securities. The purchase price will be the fair market value of Rainbow’s interest in NSP and NAP and the consideration will be, at Fox Sports Net’s option, in the form of marketable securities of certain affiliated entities of Fox Sports Net or a three-year note with an interest rate of prime plus  1/2%. The determination of the fair market value of the investments in NAP and NSP will be made in accordance with the terms of the partnership agreement and will be affected by the valuation of the consideration paid to Rainbow.

In January 2003, Fox Sports Net exercised its right to put its 50% direct ownership interests in SportsChannel Chicago Associates and SportsChannel Pacific Associates (collectively, the “SportsChannels”) to RPP in connection with the Rainbow Transaction. In March 2003, RPP and Fox Sports Net agreed on a US$150 million ($252 million) purchase price for the interest in the SportsChannels, payable in the form of three-year promissory notes of the subsidiaries of RPP which own only the interests in the SportsChannels, the terms of which are under negotiation. The transaction is expected to close in the first half of fiscal 2004. Following the closing of this sale, the SportsChannels will be held 100% by RPP and indirectly 40% by Fox Sports Net and 60% by Rainbow, and each will remain a Fox Sports Net affiliate.

The News Corporation Limited F-47

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 27 Contingent liabilities (continued)

(b) PanAmSat International Systems

In late June 2003, an arbitration award was issued in favour of PanAmSat International Systems against the Group. The arbitration involved a dispute regarding the termination provisions of an agreement to provide satellite transponder capacity over India. The Group disagrees with the findings of fact and the conclusions of law reached by the arbitrator and, pursuant to the terms of the arbitration agreement between the parties, intends to appeal the award. Also see Note 6(o).

(c) NDS

In September 2002, NDS Group plc and two of its subsidiaries were named as defendants in a lawsuit filed by DIRECTV, Inc. (“DIRECTV”) and certain of its affiliates in the United States District Court for the Central District of California. At DIRECTV’s request, the action was filed under seal. Additionally, on 21 October, 2002, NDS filed counterclaims against DIRECTV and a chip manufacturer. In late April 2003, the parties agreed to stay proceedings pending efforts to resolve the disputes through mediation. In August 2003, the parties agreed to stay the litigation between them until the closing of the Group’s acquisition of a 34% interest in Hughes Electronics Corporation (see Note 33). Upon the closing of the acquisition of the Hughes interest, the litigation and all claims and counter claims alleged therein will be dismissed with prejudice.

On 2 October, 2002, NDS Americas, Inc. was served with subpoenas by the U.S. Attorney’s office in San Diego, California, seeking documents apparently in connection with an investigation related to Canal+ Technologies’ claims (these claims have been dismissed) and EchoStar’s claims. NDS is cooperating with the investigation. NDS was advised by the U.S. Attorney’s Office in San Diego that it is not currently considered either a target or a subject in the investigation. Lead responsibility for the investigation has recently been transferred to the U.S. Attorney’s Office for the Central District of California.

The News Corporation Limited F-48

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 27 Contingent liabilities (continued)

(d) Hughes Electronics Transaction

In April 2003, a putative derivative and shareholder class action (Norman Levin v. K. Rupert Murdoch et al., 03 CV 2929) was filed in the United States District Court for the Southern District of New York against FEG’s board members and FEG (as nominal defendant), alleging among other things that in approving the Hughes transaction (see Note 33), they breached their fiduciary duties to FEG’s public shareholders. The action seeks monetary and unspecified equitable relief. FEG and FEG’s board members intend vigorously to defend this action. On 15 July, 2003, defendants moved to dismiss the complaint.

In April 2003, six putative shareholder class actions were filed in state courts in Delaware (four actions) and California (two actions) against General Motors (“GM”) and certain of its board members, alleging that in approving the above-described transaction, the defendants breached their fiduciary duties to public holders of GM’s Class H shares. Hughes and its board members are defendants in certain of these actions and are also alleged to have breached fiduciary duties to the same shareholders. The Group is a defendant in two of the Delaware actions and is alleged to have aided and abetted the other defendants’ purported breaches of fiduciary duties. The actions seek monetary and injunctive relief, including enjoining consummation of the transaction. The Group believes it is entitled to indemnification by GM under the agreements related to the transaction.

The Group has not been served in any of these actions. The Delaware actions were consolidated on 6 May, 2003, and a consolidated complaint is currently scheduled to be filed on 5 September, 2003. If and when served, the Group intends vigorously to defend these actions.

(e) Other

Various claims arise in the ordinary course of business against controlled entities. The amount of the liability (if any) at 30 June, 2003 cannot be ascertained, and the parent entity believes that any resulting liability would not materially affect the financial position of the Group.

Income tax would arise if certain fixed assets, investments and publishing rights, titles and television licences were disposed. As there is no present intention to dispose of any of these assets, the Directors believe it would be misleading to record any amount against this contingency.

The News Corporation Limited F-49

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 28 Commitments

The Group has commitments under certain firm contractual arrangements (“firm commitments”) to make future payments. These firm commitments secure the future rights to various assets and services to be used in the normal course of operations. The following table summarises the Group’s material firm commitments at 30 June, 2003.

	Payments Due by Period
	Note	Total	1 year	2-3 years	4-5 years	After 5 years
	A$ million
Contracts for Capital Expenditure
Plant and machinery		136	118	15	3
Operating Leases (a)
Land and buildings		3,206	274	497	473	1,962
Plant and machinery		1,469	288	436	323	422

		4,675	562	933	796	2,384
Other commitments
Unsecured loans payable	21	12,331		804	527	11,000
Term loans	21	98	33	65
Exchangeable securities	24	2,084				2,084
New Millennium II Preferred Interest	26	1,148	760	388
News America Marketing (b)		251	106	140	5
Major League Baseball (c)		2,503	532	1,270	701
National Football League (d)		3,473	1,092	2,381
National Association of Stock Car Auto Racing (e)		2,140	293	812	790	245
Cricket (f)		472	65	227	180
Other including programming (g)		12,051	3,656	3,901	2,077	2,417

		36,551	6,537	9,988	4,280	15,746

Total commitments, borrowings and contractual obligations		41,362	7,217	10,936	5,079	18,130

The News Corporation Limited F-50

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 28 Commitments (continued)

The Group also has certain contractual arrangements in relation to certain associates that would require the Group to make payments or provide funding if certain circumstances occur (“contingent guarantees”). The Group does not expect that these contingent guarantees will result in any material amounts being paid by the Group in the foreseeable future. The timing of the amounts presented in the table below reflect when the maximum contingent guarantees will expire and does not indicate that the Group expects to incur an obligation to make payments during that time frame.

	Amount of Commitment Expiration Per Period
	Total	1 year	2-3 years	4-5 years	After 5 years
	A$ million
Sports rights (h)	1,518	111	149	167	1,091
Transponder leases (i)	514	48	90	83	293
Star Channel (j)	75	40	35
Other	185	2	4	74	105

	2,292	201	278	324	1,489

Guarantees amounting to $12,429 million (2002 $15,441 million) are given by the parent entity in respect of interest bearing liabilities outstanding.

a)	The Group leases transponders, office facilities, warehouse facilities, equipment and microwave transmitters used to carry broadcast signals. These leases, which are classified as operating leases, expire at certain dates through 2036. In addition, the Group leases various printing plants which expire at various dates through 2094.

b)	News America Marketing (“NAM”), a leading provider of in-store marketing products and services primarily to consumer packaged goods manufacturers, enters into minimum guarantee agreements with retailers.

c)	The Group’s contract with Major League Baseball (“MLB”) grants the Group rights to telecast certain regular season and all post-season MLB games. The contract began with the 2001 MLB season and ends with the 2006 MLB season. The remaining future scheduled payments for telecast rights to such MLB games aggregated approximately US$1.7 billion as of 30 June, 2003. For the duration of the term of its contract with MLB, the Group has sublicensed telecast rights to certain MLB post-season games to The Walt Disney Company, and is entitled to be paid a sublicence fee aggregating US$495 million over the remaining term. The amounts reflected on this schedule have not been reduced by the sublicence.

d)	Under the Group’s contract with the National Football League (“NFL”) through 2006, remaining future minimum payments for program rights to broadcast certain football games aggregated approximately US$2.3 billion as of 30 June, 2003, and are payable over the remaining term of the contract. This contract provided the NFL with the option to renegotiate the programming rights to broadcast certain football games at the end of the 2002 football season. This option was not exercised and expired in February 2003.

e)	The Group’s contracts with the National Association of Stock Car Auto Racing (“NASCAR”), which contain certain termination clauses, give the Group rights to broadcast certain NASCAR races through fiscal 2009 and exclusive NASCAR content rights as well as the NASCAR brand to be exploited with a new NASCAR cable channel or the existing Speed Channel through fiscal 2013. The remaining future minimum payments aggregated approximately US$1.4 billion as of 30 June, 2003, and are payable over the remaining terms assuming no early terminations.

f)	The Group acquired the exclusive rights to transmit and exploit the signals for the 2003 and 2007 Cricket World Cups and other related International Cricket Council (“ICC”) cricket events for a minimum guarantee of US$550 million through fiscal year 2007. The Group has guaranteed this contract and has been granted the first right of refusal and the last right to match the highest bid received for the broadcast rights in their respective territories. As of 30 June, 2003, the remaining minimum guarantee is US$313 million over the remaining term.

The News Corporation Limited F-51

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 28 Commitments (continued)

g)	The Group’s minimum commitments and guarantees under certain other programming, local sports broadcast rights, players, licensing, telecommunications services and other agreements aggregated approximately $12,051 million at 30 June, 2003.

h)	The Group has guaranteed various sports rights agreements for certain associated entities which aggregate approximately US$1,007 million (2002 US$1,050 million) and extend through 2019.

i)	The News Corporation Limited has guaranteed various transponder leases for certain associated companies operating in Latin America. The aggregate of these guarantees is approximately US$341 million (2002 US$355 million) and extends to 2019.

j)	The Group has guaranteed a bank loan facility of $75 million for Star Channel Japan pro rata with the Group’s ownership interest (17.78%). The facility covers a term loan of $35 million which matures in September 2005 and an agreement for overdraft of $40 million.

As at 30 June, 2002, the Group had commitments, borrowings and contractual obligations of $44.4 billion mainly comprising unsecured loans payable (as per Note 21) and commitments to broadcast television programs. Of these commitments, $8.3 billion was payable within one year, $15.6 billion was payable between 2 and 5 years and $20.5 billion was payable after 5 years.

• NOTE 29 Superannuation commitments

The Group participates in more than 70 pension and savings plans of various types, in a variety of jurisdictions covering, in aggregate, substantially all employees. The Group has a legally enforceable obligation to contribute to some plans and is not required to contribute to others. Australian and Asian plans include both contributory and non-contributory defined benefit plans and non-contributory accumulation plans. The plans of the United Kingdom controlled entities include both contributory accumulation plans, contributory and non-contributory defined benefit pension plans covering all eligible employees, while the plans of the United States subsidiaries include both defined benefit pension plans and non-contributory and contributory accumulation plans covering all eligible employees not covered by union administered plans. The non-vested portion of the accumulated benefit obligation at 30 June, 2003 was $55 million (2002 $45 million). The total pension and savings plan expense for the years ended 30 June, 2003, 2002 and 2001 was $107 million, $99 million and $69 million, respectively. The Group makes contributions in accordance with applicable laws, awards, or contract terms in each jurisdiction in which the Group operates. From time to time, plan assets are in excess/deficit of the plan’s obligations. The Group cannot access any plan assets when a surplus exists nor does it have a current legal obligation to make payments to fund deficits. Plan assets have been sufficient to fund all benefits in each of the years 2003, 2002 and 2001.

Each plan is responsible for conducting actuarial assessments of plan benefits and assets to the extent required by applicable law. Such actuarial assessments of plan benefits and assets take into account market values of plan assets, interest rates and expected future salary increases. Based on these assessments and recommendations, the Group makes contributions to the plan to meet its annual legal obligation. During 2003 the Group contributed amounts in excess of annual legal requirements.

The Statement of Financial Position includes accrued liabilities relating to the Group’s pension obligation amounting to $196 million (2002 $241 million), primarily related to plans in the United States where actuarially determined pension costs have exceeded annual legal obligations.

Accumulated plan benefits and plan net assets for the Group’s defined benefit plans as at 30 June, 2003 are as follows:

	Assets Exceed Projected Benefits	Projected Benefits Exceed Assets	Total
	A$ million	A$ million	A$ million
Total accumulated benefit obligation	535	1,839	2,374
Effect of projected future salary increases	6	159	165

Total projected benefit obligations	541	1,998	2,539
Plan assets at market value	610	1,038	1,648

Plan assets in excess of (less than) projected benefit obligations	69	(960)	(891)

Accumulated plan benefits and plan net assets for the Group’s defined benefit plans as at 30 June, 2002 are as follows:

The News Corporation Limited F-52

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 29 Superannuation commitments (continued)

	Assets Exceed Projected Benefits	Projected Benefits Exceed Assets	Total
	A$ million	A$ million	A$ million
Total accumulated benefit obligation	473	1,523	1,996
Effect of projected future salary increases	1	139	140

Total projected benefit obligations	474	1,662	2,136
Plan assets at market value	573	1,095	1,668

Plan assets in excess of (less than) projected benefit obligations	99	(567)	(468)

The following assumptions were used with respect to the plans for the year ended 30 June, 2003:

	2003	2002	2001
Weighted average accrued discount rates used in determining the actuarial present value of accumulated plan benefits	5.0%-6.0%	6.0%-7.0%	6.0%-7.8%
Expected Rate of Return on Plan Assets	7.0%-8.0%	7.0%-9.0%	7.0%-10.0%
Rate of increase in future compensation	3.5%-6.0%	3.5%-5.5%	3.5%-5.5%

The Group believes that the discount rates used are representative of the prevailing long term interest rates existing at 30 June, 2003. In addition, the Group believes that the expected rate of return on plan asset assumptions are representative of the long term prospective rate. As at 30 June, 2003, the Group had approximately 36,900 (2002—33,800, 2001—31,400) full-time equivalent employees worldwide.

The News Corporation Limited F-53

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 29 Superannuation commitments (continued)

Assets of the plans are invested primarily in managed funds which invest primarily in a combination of equity and fixed income investments.

Details of the major defined benefit and defined contribution plans in which the Group participates are:

Actuarial Assessment
Name of Plan or Fund	Type of Benefit	Group Contribution Policies	Date	By
Australia
NewsSuper	Defined benefit and defined contribution	As required to fund defined benefit	1 July, 2001	William M Mercer Pty Limited
News Employees Superannuation Trust	Defined benefit and defined contribution	As required to fund defined benefit	1 July, 2001	William M Mercer Pty Limited
News Limited Group Superannuation Fund	Defined contribution	9% of members’ salaries	Not applicable
Hong Kong
Star Provident Fund	Non-contributory and defined contribution	10% of members monthly base salary	Not applicable
Star Mandatory Provident Fund	Contributory and defined contribution	5% of members’ relevant monthly income	Not applicable
United Kingdom
News International plc Pension and Life Assurance Plan for Senior Executives	Non-contributory and defined benefit	As required to fund defined benefit	1 July, 2000	William M Mercer Limited
News International Pension Plan	Contributory and defined contribution	8% of members’ basic pay	1 October, 2001	William M Mercer Limited
HarperCollins Pension & Life Assurance Scheme	Contributory and defined benefit	As required to fund defined benefit	31 March, 2000	Watson/Wyatt Consultants & Actuaries
HarperCollins Executive Pension & Life Assurance Scheme	Contributory and defined benefit	As required to fund defined benefit	31 March, 2002	Aon Limited
Digimedia Vision Pension and Life Assurance Plan	Contributory and defined benefit	As required to defined benefit	1 December, 2001	William M Mercer Limited
United States
News America Incorporated Employees’ Pension and Retirement Plan	Non-contributory defined benefit	As required to fund defined benefit	1 January, 2003	Mercer Human Resource Consulting, Inc.
Fox Pension Plan	Non-contributory defined benefit	As required to fund defined benefit	1 January, 2003	Buck Consultants
Fox Investment Plan	Contributory defined contribution	The Group matches up to 3% of eligible compensation	Not applicable
Pension Plan for Union Employees of Fox Television Stations, Inc.	Contributory defined benefit	As required to fund defined benefit plus voluntary member contributions	1 January, 2003	Buck Consultants
Los Angeles Dodgers’ Pension Plan	Non-contributory defined benefit	As required to fund the benefit	1 January, 2003	The Epler Company
Los Angeles Dodgers’ Savings Plan	Frozen contributory defined contribution	No contributions – frozen plan	Not applicable
HarperCollins Retirement Plan	Non-contributory defined accumulation	From 1% to 14% of members’ gross wages	Not applicable
News America Incorporated Savings Plan	Contributory and defined contribution	The Group matches up to 3% of eligible compensation	Not applicable

The News Corporation Limited F-54

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 30 Related party

Directors in office and attendance at Board Meetings

The following Directors were in office during the year and attended the following number of Board meetings:

KR Murdoch AC	7	ASB Knight	7
GC Bible	6	GJ Kraehe AO	6
C Carey	6	JR Murdoch	7
P Chernin	7	LK Murdoch	7
KE Cowley AO	7	TJ Perkins	5
DF DeVoe	7	BC Roberts Jr. (resigned August 2002)	1
R Eddington	6	SS Shuman	7
JAM Erkko KBE	2	AM Siskind	7

Shares and options held by Directors

The relevant interest of each Director in the share capital of The News Corporation Limited, as notified by the Directors to the Australian Stock Exchange Limited in accordance with section 300(11) of the Corporations Act 2001, at 30 June, 2003 is as follows:

	The News Corporation Limited
	Ordinary Shares	Preferred Limited Voting Ordinary Shares	Ordinary Share Options	Preferred Limited Voting Ordinary Share Options	Fox Entertainment Group Common Stock
K R Murdoch AC*	31,924	8,601		24,000,000	5,000
G C Bible				60,000
C Carey				5,312,000
P Chernin				18,275,000	4,444
K E Cowley AO		50,843		196,000
D F DeVoe				3,670,000	4,000
R Eddington				897,000
J A M Erkko KBE	24,000	30,000		78,000
A S B Knight**	339,348	400,000		72,000
G J Kraehe AO	5,122			24,000
J R Murdoch	3,283	1,686		1,062,352
L K Murdoch	11,707	903		3,640,000
T J Perkins	28,372			72,000
S S Shuman	121,993	641,031	16,000	104,000
A M Siskind	27,871	50,143		3,680,000	4,000

As at 30 June, 2003	593,620	1,183,207	16,000	61,142,352	17,444

As at 30 June, 2002	588,808	1,182,629	24,000	59,014,352	22,444

There have been no changes to the relevant interests of Directors between 30 June, 2003 and the date of this report.

* K R Murdoch AC additionally is deemed to have a relevant interest in shares by reason of his beneficial and trustee interests in Cruden Investments Pty. Limited, a substantial shareholder, and may also be entitled (as defined in the Corporations Act (2001)), to shares by reason of his connection with Kayarem Pty. Limited, which has a relevant interest in an additional 17,374,354 ordinary shares and 8,872,628 preferred limited voting ordinary shares.

** A S B Knight is deemed to have an interest by reason of his beneficial interest in a settlement, the trustees of which are Royal Bank of Canada Trustees Limited and Blomfield Trustees (Jersey) Limited.

Other than disclosed elsewhere in this note, since the end of the previous financial year no Director of the Group has received, or become entitled to receive, a benefit by reason of a contract made by the Group or a related corporation with the Director or with a firm of which they are a member or with a company in which they have a substantial financial interest.

The News Corporation Limited F-55

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

	Parent Entity
	2003	2002
• NOTE 30 Related party (continued)

Share and option transactions with Directors and Director related entities
Shares and options acquired in the parent entity during the year:
Ordinary shares	1,106,793	1,067,997
Preferred limited voting ordinary shares	460,000	284,752
Preferred limited voting ordinary share options	2,628,000	2,308,000

The exercising of options and the acquisition and disposal of shares were made on terms and conditions no more favourable than those offered to other share and option holders.

Other Director transactions

Directors of The News Corporation Limited and Directors of its related parties, or their director-related entities, conduct transactions with entities within the Group that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those with which it is reasonable to expect the entity would have adopted if dealing with the Director or director related entity at arm’s length in similar circumstances. These transactions include the following and have been quantified below where the transactions are considered likely to be of interest to users of the financial statements.

The Group has advanced US$1 million to C. Carey, a Director of the parent entity, in connection with the Director’s relocation. This loan is repayable on or before 19 January, 2005.

S S Shuman is a non-executive Director of The News Corporation Limited. He is also the Managing Director of Allen & Company Incorporated, a United States based investment bank. The fees paid to Allen & Company Incorporated were US$nil for 30 June, 2002 and 2003.

The News Corporation Limited F-56

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

	Consolidated
	2003	2002
	A$ ‘000
• NOTE 30 Related party (continued)

During the year there were transactions between the Group and Queensland Press Pty. Limited. Queensland Press Pty. Limited is controlled by Cruden Investments Pty. Limited in which K R Murdoch AC, by reason of his beneficial and trustee interest, may be deemed to have an interest. The net value of these transactions was $95,550,000 (2002 $62,408,000). Details of these transactions are outlined below.

Transactions with Queensland Press Pty. Limited
Loan receivable from Queensland Press Pty. Limited (a)		170,000
Funds on deposit (b)		(30,500)
Acting as agent for the purchase of newsprint and other	102,770	76,150
Provision of editorial, advertising and other resources	11,432	3,554
Provision of printing and distribution facilities	(25,909)	(22,092)
Provision of printed matter	5,057	4,796
Sale of business at market value	2,200

	95,550	62,408
Transactions with other associated entities
The Group conducts transactions with associated entities on arm’s length basis under normal terms and conditions, no more favourable than those offered to others.
Sale of programming inventory	246,732	309,105
Provision of broadcasting systems	200,181	205,884
Provision of channel compilation and uplink services	15,959	30,420
Lease of transponder capacity	15,435	17,424
Provision of administrative services	11,116	14,199
Sale of advertising	16,704	6,752
Purchase of advertising	(12,796)	(14,963)
Sale of telephony services	96,295	93,226
Provision of printed matter	9,193

(a)	The Group provided Queensland Press Pty. Limited with a subordinated and unsecured loan facility in the amount of $170 million. Interest was payable on this loan at the 90 day Bank Bill Swap Rate plus 0.6%. The Group recorded income of $5 million (2002 $10 million, 2001 $12 million) on this loan which is included in interest income from associated companies in Note 4. The loan was repaid in full during fiscal 2003.

(b)	In fiscal 2002 Queensland Press Pty. Limited placed funds on deposit with News Limited, a wholly owned subsidiary of the Group. News Limited placed these funds on deposit on the money market and returned any interest earned thereon to Queensland Press Pty. Limited. This arrangement ended during fiscal 2003.

The News Corporation Limited F-57

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 31 Controlled entities

See the Group’s Full Financial Report as filed under Form 6-K on 15 September, 2003 with the Securities and Exchange Commission for entities listing.

Deed of cross guarantee

Companies marked with # are parties to a deed of cross guarantee which has been lodged with and approved by the Australian Securities and Investment Commission (“ASIC”). Under the deed of cross guarantee each of the companies guarantees the debts of the other named companies. Additionally, as a result of the class order issued by ASIC, these companies are relieved from the requirement to prepare and have audited separate accounts. The consolidated Financial Statements (after eliminating intercompany investments and other intercompany transactions) of the above named companies as at 30 June, 2003 and 2002 are as follows:

	Consolidated
	2003	2002
	A$ million
Closed group statement of financial performance for the year ended 30 June, 2003
Revenue	11,257	1,768
Operating expenses	(1,662)	(1,618)

Operating income	9,595	150

Investment income	230	222
Borrowing costs	(108)	(98)
Net profit from associated entities	343	24

Net profit from ordinary activities before tax	10,060	298

Income tax benefit (expense)	(108)	(18)

Net profit attributable to members of the parent entity	9,952	280

Total change in equity other than those resulting from transactions with owners as owners	9,952	280

The News Corporation Limited F-58

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

	Consolidated
	2003	2002
	A$ million
• NOTE 31 Controlled entities (continued)

Closed group statement of financial position as at 30 June, 2003
Assets
Current Assets
Cash	201	819
Receivables	249	2,539
Inventories	24	27
Other	9	8

Total Current Assets	483	3,393

Non-Current Assets
Receivables	7	9
Investments in associated entities	814	651
Other investments	51,632	36,775
Property, plant and equipment	982	1,004
Publishing rights, titles and television licences	1,386	1,419
Goodwill	8	9
Other	52	62

Total Non-Current Assets	54,881	39,929

Total Assets	55,364	43,322

Liabilities and shareholders’ equity
Current Liabilities
Payables	2,694	181
Tax liabilities	80	9
Provisions	100	82

Total Current Liabilities	2,874	272

Non-Current Liabilities
Payables
Tax liabilities	218	220
Provisions	68	32

Total Non-Current Liabilities	286	252

Total Liabilities	3,160	524

Shareholders’ Equity
Contributed equity	28,970	29,121
Reserves	506	310
Retained profits	22,728	13,367

Total Shareholders’ Equity	52,204	42,798

Total Liabilities and Shareholders’ Equity	55,364	43,322

Closed group retained profits
Retained profits at the beginning of the financial year	13,367	13,272
Net profit attributable to members of the parent entity	9,952	280
Dividends provided for or paid	(304)	(151)
Aggregate amounts transferred to reserves	(287)	(34)

Retained profits at the end of the financial year	22,728	13,367

The News Corporation Limited F-59

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

Consolidated
	2003	2002	2001
A$ million
• NOTE 32 Acquisitions and disposals

The following controlled entities were sold by the Group:

Date	Name	Principal Activities	Voting Shares
January 2001	TM3 Fernsenen Gmbh & Co. KG	Television broadcasting and programming	100%
Controlled entities sold
Consideration received:
Cash	265
Shares	427

Total consideration received	692

Assets and liabilities disposed:
Current receivables	8
Current inventories	3
Property, plant and equipment	1
Publishing rights, titles and television licences	791
Current trade creditors and provisions	(19)
Non-current trade creditors and provisions	(110)

Net assets disposed	674

Net profit before tax on disposal	18

The News Corporation Limited F-60

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

		Consolidated
		2003	2002	2001
	Note	A$ million
• NOTE 32 Acquisitions and disposals (continued) The following controlled entities were acquired by the Group:

Date	Name	Principal Activities		Voting Shares
July 2000	Fourth Estate Limited	Book Publishing				100%
November 2000	Media Support Services	Outdoor Advertising				61%
December 2000	Orbis Technologies Limited	Interactive Online Betting				100%
February 2001	Midwest Sports Channel	Cable Channel	(a)			100%*
July 2001	Chris-Craft Industries, Inc.	Television Stations	(b)		100%*
July 2001	BHC Communications, Inc.	Television Stations	(b)		100%*
July 2001	United Television, Inc.	Television Stations	(b)		100%*
July 2001	Speedvision Network LLC	Cable Channel	(c)		100%*
December 2001	Fox Sports International	Cable Programming	(d)		100%*
August 2002	WPWR-TV	Television Station	(e)	100%*
April 2003	Telepiu S.p.A.	Direct Broadcast Satellite Television	(f)	80.1%

* Held by the Group’s 80.58% (2002 85.32%) owned subsidiary, FEG.

Controlled entities acquired
Non cash consideration—shares		4,577
Consideration paid—cash	1,369	4,548	51
Less cash acquired	(725)	(2,778)

Net cash paid	644	1,770	51
Total consideration paid	644	6,347	51

Assets and liabilities acquired:
Current receivables	222	251	42
Current prepayments	582	102	5
Current inventories	504		3
Non-current receivables	21	82
Non-current inventories	126	111
Property, plant and equipment	503	169	13
Investments (disposed) acquired	(916)	70	2
Publishing rights, titles and television licences	2,423	7,003	77
Goodwill	77	25	154
Current trade creditors and provisions	(1,357)	(722)	(53)
Non-current trade creditors and provisions	(409)	(735)	(123)
Interest bearing liabilities	(602)
Outside equity interest	(530)	(9)	(69)

	644	6,347	51

The News Corporation Limited F-61

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 32 Acquisitions and disposals (continued)

The following details are provided with regards to acquisitions of controlled entities:

(a)	In February 2001, Fox Sports Networks LLC (“Fox Sports Networks”), acquired certain assets and liabilities constituting the business of Midwest Sports Channel, a regional sports network serving the Minneapolis, Minnesota and Milwaukee, Wisconsin metropolitan areas, pursuant to an Assignment and Assumption Agreement among Fox Sports Networks, Viacom and Comcast Corporation (“Comcast”) and a Purchase Agreement between Viacom and Comcast for approximately US$40 million ($79 million).

(b)	In July 2001, the Group, through a wholly-owned subsidiary, acquired all of the outstanding common stock of Chris-Craft Industries, Inc. and its subsidiaries, BHC Communications, Inc. and United Television, Inc., (collectively, “Chris-Craft”). The consideration for the acquisition was approximately US$2.0 billion ($3.5 billion) in cash and the issuance of 68,854,209 ADRs representing 275,416,836 preferred limited voting ordinary shares valued at $4.4 billion. Simultaneously with the closing of the acquisition, the Group transferred US$3,432 million ($4,438 million) of certain net assets, constituting Chris-Craft’s ten television stations (the “Acquired Stations”) to its majority owned subsidiary, FEG, in exchange for 122,244,272 shares of FEG’s Class A Common Stock (the “Exchange”), thereby increasing the Group’s ownership in FEG from 82.76% to 85.25%. FEG assigned the licenses issued by the Federal Communications Commission (“FCC”) for the Acquired Stations to its indirect subsidiary, Fox Television Stations, Inc., which became the licensee and controls the operations of the Acquired Stations. The Group acquired Chris-Craft and transferred to FEG the Acquired Stations in order to strengthen FEG’s existing television station business.

The Group consolidated the operations of the Acquired Stations, as of the date of Exchange, 31 July, 2001, with the exception of KTVX-TV in Salt Lake City, whose operations were not consolidated as of the Exchange due to regulatory requirements which precluded the Group from controlling the station and required its disposal (see description for Clear Channel swap below).

In October 2001, the Group exchanged KTVX-TV in Salt Lake City and KMOL-TV in San Antonio with Clear Channel Communications, Inc. for WFTC-TV in Minneapolis (the “Clear Channel swap”). In addition, in November 2001, the Group exchanged KBHK-TV in San Francisco with Viacom Inc. for WDCA-TV in Washington, DC and KTXH-TV in Houston (the “Viacom swap”). In June 2002, the Group exchanged KPTV-TV in Portland, an Acquired Station, for Meredith Corporation’s WOFL-TV in Orlando and WOGX-TV in Ocala (the “Meredith Swap”, and together with the Viacom and Clear Channel swaps, the “Station Swaps”). All of the stations exchanged in the Station Swaps were Acquired Stations. The stations received in the Station Swaps have been independently appraised at the same fair values as those Acquired Stations that were exchanged. Accordingly, no gain or loss was recognised by the Group as a result of the Station Swaps.

(c)	In July 2001, as a result of the exercise of rights by existing shareholders of Speedvision Network, LLC, the Group acquired an additional 53.44% of Speedvision Network, LLC, now Speed Channel, Inc. (“Speed Channel”) for US$401 million ($789 million). This acquisition resulted in the Group owning 85.46% of Speed Channel. As a result, the Group has consolidated the results of Speed Channel from July 2001. In October 2001, the Group acquired the remaining 14.54% minority interest in Speed Channel for approximately US$111 million ($221 million) bringing the Group’s ownership percentage to 100%.

(d)	The Group and Liberty Media Corporation (“Liberty”) at 30 June, 2001 each owned 50% of Fox Sports International. In July 2001, under a pre-existing option, Liberty exercised its right to sell its 50% interest in Fox Sports International to the Group in exchange for an aggregate 3,673,183 ADRs representing 14,692,732 preferred limited voting ordinary shares valued at $180 million. The transaction closed in December 2001. Under the terms of this transaction, the Group transferred the acquired interest in Fox Sports International to FEG in exchange for the issuance of 3,632,269 FEG Class A Common Stock. This issuance increased the Group’s interest in FEG from 85.25% to 85.32%, while its voting interest remained at 97.8%.

(e)	In August 2002, the Group acquired the television station WPWR-TV in the Chicago designated market area from Newsweb Corporation for US$425 million ($640 million) in cash.

(f)	In April 2003, the Group and Telecom Italia acquired Telepiu, S.p.A. (“Telepiu”), Vivendi Universal’s satellite pay-television platform in Italy, for approximately €788 million ($1,313 million), consisting of the assumption of €350 million ($602 million) in outstanding indebtedness and a cash payment of €438 million ($711 million). In the acquisition, Telepiu was merged with Stream S.p.A., and the combined platform was renamed SKY Italia, which is owned 80.1% by the Group and 19.9% by Telecom Italia.

The News Corporation Limited F-62

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 33 Hughes Electronics

In April 2003, the Group, General Motors Corporation (“GM”) and Hughes Electronics Corporation (“Hughes”) reached an agreement in which the Group would acquire 34% of Hughes. The Group will acquire GM’s 19.9% interest in Hughes for approximately US$3.8 billion ($5.7 billion), of which US$768 million ($1,157 million) of the consideration may be paid in preferred ADRs. The Group will acquire through a merger an additional 14.1% of Hughes for approximately US$2.7 billion ($4.1 billion) that is payable, at the Group’s option, in cash or preferred ADRs. Simultaneously with the closing of this transaction, the Group will transfer its 34% ownership interest in Hughes to Fox Entertainment Group (“FEG”) in exchange for promissory notes representing US$4.5 billion ($6.8 billion) and approximately 74.2 million shares of FEG’s Class A Common Stock. This will increase the Group’s ownership interest in FEG from 80.6% to approximately 82%, whilst its voting percentage of FEG will remain at 97%. The closing of this transaction is subject to a number of conditions, including regulatory approvals.

• NOTE 34 United States Generally Accepted Accounting Principles

The following consolidated condensed statements of operations, balance sheets and statements of cash flows are presented in accordance with US-GAAP and are based upon the significant differences between US-GAAP and A-GAAP described in notes (a) to (k) herein and the reconciliation of consolidated net income (loss) and shareholders’ equity which follows the notes.

Consolidated Condensed Statements of Operations

FOR THE YEAR ENDED 30 JUNE

	(in A$ millions except for per share amounts)
	2003	2002	2001
Revenue	29,752	28,776	25,387
Operating expenses	25,149	25,286	22,243
Depreciation and amortization	717	1,373	1,321
Other operating charge		1,861

Operating income	3,886	256	1,823
Equity in losses of associated companies	(584)	(14,840)	(1,711)
Interest, net	(793)	(1,000)	(935)
Gain on issuance of subsidiary shares	293
Other income	171	1,965	635

Income (loss) before income tax and minority interest	2,973	(13,619)	(188)

Income tax expense	(1,080)	(572)	(517)
Minority interest	(472)	(361)	1,445

Income (loss) before cumulative effect of accounting change	1,421	(14,552)	740
Cumulative effect of accounting change, net of tax		(118)	(958)

Net income (loss)	1,421	(14,670)	(218)

Basic and diluted earnings (loss) per share:
Income (loss) before cumulative effect of accounting change, net of tax
Ordinary shares	$0.24	$(2.64)	$0.15
Preferred limited voting ordinary shares	$0.29	$(3.16)	$0.18
Cumulative effect of accounting change, net of tax:
Ordinary shares	$0.00	$(0.02)	$(0.21)
Preferred limited voting ordinary shares	$0.00	$(0.03)	$(0.25)
Net income (loss):
Ordinary shares	$0.24	$(2.66)	$(0.06)
Preferred limited voting ordinary shares	$0.29	$(3.19)	$(0.07)

The News Corporation Limited F-63

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 34 United States Generally Accepted Accounting Principles (continued)

Consolidated Condensed Balance Sheets

AT 30 JUNE

	(in A$ millions)
	2003	2002

ASSETS
Current Assets
Cash and cash equivalents	6,746	6,337
Receivables—net of allowance	5,701	5,809
Inventories	1,931	1,935
Other	510	598

Total Current Assets	14,888	14,679
Cash on deposit	698
Receivables	1,219	796
Investments	6,393	8,004
Inventories	1,124	998
Filmed entertainment costs, net	2,979	3,234
Property, plant and equipment—net of accumulated depreciation (2003—$4,182 and 2002—$4,153)	6,166	6,527
Publishing rights, titles and equipment—net of accumulated amortization (2003—$2,558 and 2002—$2,903)	17,252	17,957
Goodwill—net of accumulated amortization (2003—$1,073 and 2002—$743)	10,560	12,500
Other	1,355	1,142

Total Non-current Assets	47,746	51,158

Total Assets	62,634	65,837

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Interest bearing liabilities	33	1,856
Payables and other	9,507	9,362

Total Current Liabilities	9,540	11,218
Non-current Liabilities
Interest bearing liabilities	12,396	13,585
Payables and other	10,100	10,787

Total Non-current Liabilities	22,496	24,372
Minority interest in subsidiaries, including exchangeable securities	7,869	5,294
Shareholders’ Equity	22,729	24,953

Total Liabilities and Shareholders’ Equity	62,634	65,837

The News Corporation Limited F-64

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 34 United States Generally Accepted Accounting Principles (continued)

Consolidated Condensed Statements of Cash Flows

FOR THE YEAR ENDED 30 JUNE

	(in A$ millions)
	2003	2002	2001

Net income (loss)	1,421	(14,670)	(218)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Equity losses of associated companies and distributions	693	13,155	1,817
Outside equity interest	475	291	(1,535)
Depreciation and amortization	717	1,373	1,321
Amortization of cable distribution investments	214	221	167
Other items, net	(510)	2,191	(635)
Cumulative effect of accounting change, net of tax		118	958
Change in related balance sheet accounts, net of acquisitions	(520)	391	(1,164)

Cash provided by operating activities	2,490	3,070	711

Investing and Other Activities:
Property, plant and equipment	(551)	(505)	(1,113)
Acquisitions, net of cash acquired	(644)	(1,770)	(51)
Investments in associated companies	(794)	(942)	(1,714)
Other investments	(152)	(659)	(1,079)
Repayment of loan by an associate	170
Proceeds from sale of non-current assets	167	4,284	2,387

Cash (used in) provided by investing activities	(1,804)	408	(1,570)

Financing Activities:
Issuance of debt and exchangeable securities	3,172		1,496
Repayment of debt and exchangeable securities	(3,673)	(2,181)	(63)
Cash on deposit	(698)
Issuance of shares	1,927	133	56
Repurchase of preference shares			(91)
Dividends paid	(272)	(278)	(205)
Leasing and other finance costs		(7)	(5)

Cash provided by (used in) financing activities	456	(2,333)	1,188

Net increase in cash	1,142	1,145	329
Opening cash balance	6,337	5,615	4,638
Exchange movement on opening cash balance	(733)	(423)	648

Closing cash balance	6,746	6,337	5,615

Descriptions of the A-GAAP policies, which differ significantly in certain respects from US-GAAP and are reconciled herein, are as follows:

(a) Revaluation of Assets

Prior to fiscal 1991, Property, plant and equipment, Publishing rights, titles and television licenses and Investments were revalued at an amount in excess of cost. The major portion of such revaluation was ascribed to Publishing rights, titles and television licenses. No revaluations have been performed since fiscal 1990 and during fiscal 2001, the Group, in accordance with Australian Accounting Standards Board (“AASB”) 1041 “Revaluation of Non-current Assets”, adopted a cost basis of measurement, thereby discontinuing further revaluations under A-GAAP. US-GAAP does not permit the revaluation of assets in excess of cost. Accordingly, any gain on the sale of an existing revalued asset would differ between A-GAAP and US-GAAP by the amount of the remaining unamortized revaluation.

The News Corporation Limited F-65

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 34 United States Generally Accepted Accounting Principles (continued)

(b) Intangible Assets

Under A-GAAP, amounts paid for the acquisition of Publishing rights, titles and television licenses in connection with purchase business combinations and initial cable distribution investments are not amortized by the Group, where they are considered to have indefinite useful lives. Goodwill acquired in purchase business combinations is amortized over a period not exceeding 20 years using the straight-line method. Under US-GAAP, prior to the change described below, goodwill was being amortized on a straight-line method not exceeding 40 years, except for those business combinations initiated after June 30, 2001. The effect of this difference in amortizable lives is reflected in the fiscal 2001 and 2002 reconciliation of A-GAAP Net income (loss) as reported in the consolidated condensed statements of financial performance to Net income (loss) under US-GAAP (“Reconciliation of net income (loss) to US-GAAP”).

Effective July 1, 2002, the Group adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” for US-GAAP. SFAS No. 142 eliminates the requirement to amortize goodwill, indefinite-lived intangible assets and the excess cost over the Group’s share of equity investees’ assets. This Statement supersedes Accounting Principles Board Opinion No. 17, “Intangible Assets,” and replaces it with requirements to assess goodwill and indefinite-lived intangible assets annually for impairment. Intangible assets that are deemed to have a definite life will continue to be amortized over their useful lives. SFAS No. 142 requires the Group to perform an initial impairment assessment of its goodwill and indefinite-lived intangible assets as of the date of adoption. This impairment assessment compares the fair value of these intangible assets to their carrying value. As a result of the tests performed, the Group has determined that none of its goodwill and indefinite-lived intangible assets were impaired. Beginning in fiscal 2003, the Group reflects the full difference in the amortization of goodwill acquired in purchase business combinations in the 2003 reconciliation of A-GAAP Net income (loss) as reported in the consolidated condensed statements of financial performance to Net income (loss) under US-GAAP, as US-GAAP no longer requires the amortization of such assets. Also see (e) and (k).

(c) Investments

Net loss from associated entities has been adjusted to reflect the approximate effect of applying US-GAAP to the associated companies’ A-GAAP consolidated financial statements.

The equity method of accounting for associated companies has been adjusted to reflect the approximate effect of applying US-GAAP to the associated companies’ A-GAAP consolidated financial statements. Additionally, the Group’s investments exceed its equity in the underlying net assets of certain of these investees. Under A-GAAP, this amount is not amortized as the excess in each case is considered by the Group to be an intangible asset with an indefinite useful life. Under US-GAAP, the difference between the cost of these investments and the underlying equity in their net assets is considered an intangible asset and was previously amortized over a period not to exceed 40 years. However, as discussed in (b), upon adoption of SFAS No. 142, effective July 1, 2002, amortization of these intangible assets is no longer required. Also see (f).

Under US-GAAP, in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, the Group currently classifies its equity securities as available-for-sale securities, reported at fair market value, with unrealized gains and losses excluded from earnings and reported as a component of other comprehensive income (loss) within shareholders’ equity. A-GAAP has no comparable policy. See (i).

Under A-GAAP, the Group recognizes gains (losses) resulting from the issuance of shares of subsidiaries in the Statement of Financial Performance. Gains (losses) resulting from the issuance of shares of equity investees are recorded as a component of shareholders’ equity. Under US-GAAP, these gains (losses) are recorded as part of earnings, in accordance with the Securities and Exchange Commission’s (“SEC”) Staff Accounting Bulletin (“SAB”) No. 51, “Accounting for Sales of Stock by a Subsidiary.” Under US-GAAP, in fiscal 2003, the Group reduced the gains on the issuance of shares of subsidiaries and associated entities by $247 million, which primarily relates to the sale of shares by Fox Entertainment Group, Inc. (“FEG”), a subsidiary of the Group.

In fiscal 2001, under US-GAAP, the Group recognized gains on the issuance of shares of associated entities, principally by British Sky Broadcasting Group plc (“BSkyB”), of $856 million.

The News Corporation Limited F-66

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 34 United States Generally Accepted Accounting Principles (continued)

(d) Minority Interest in Subsidiaries

Under A-GAAP, minority interest in subsidiaries is included in shareholders’ equity on the consolidated condensed statements of financial position. In contrast, under US-GAAP, minority interest in subsidiaries is classified on the balance sheet outside of shareholders’ equity.

In November 1996, an indirect subsidiary of the Group issued exchangeable preferred securities, which are included in Exchangeable securities under A-GAAP (“TOPrS”). The TOPrS were issued with attached warrants exercisable into ordinary shares of BSkyB (the “Warrants”) or, at the option of News Corporation, cash equal to the market value of such shares. Upon the adoption of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” on July 1, 2000, the Group began recording the Warrants at their fair value on each balance sheet date (in Accounts payable and other—non current) and any related changes to their fair value are recorded as a component of net income. This fair value adjustment is included in the “Change in carrying value of exchangeable preferred securities’ warrants, conversion feature of BUCS and other derivatives” in the Reconciliation of net income (loss) to US-GAAP.

During 2003, an indirect subsidiary of the Group issued an aggregate of $2.5 billion 0.75% Senior Exchangeable Beneficial Unsecured Exchangeable Securities (“BUCS”). The total net proceeds from the issuance of the BUCS was allocated between the fair value of the obligation and the fair value of the exchange feature. The fair values of the obligation and the exchange feature have been recorded in Exchangeable securities and in non-current liabilities, respectively. Also at the balance sheet date, under US-GAAP, the exchange feature is recorded at fair value in accordance with SFAS No. 133 and the adjustment is included in the “Change in carrying value of exchangeable preferred securities’ warrants, conversion feature of BUCS and other derivatives” in the Reconciliation of net income (loss) to US-GAAP.

In March and April of 2003, the Group redeemed 85% of the TOPrS and the related warrants. As a result of the fair value adjustment of the Warrants, the basis of the US-GAAP obligation was greater than the A-GAAP obligation upon redemption. Accordingly the basis difference is included in “Gain on redemption of exchangeable preferred securities and related warrants” in the Reconciliation of net income (loss) to US-GAAP.

(e) Income Taxes

Under US-GAAP, the Group accounts for income taxes under SFAS No. 109 “Accounting for Income Taxes.” Upon adoption of SFAS No. 109, the Group increased the goodwill and deferred tax liabilities to provide for deferred taxes from basis differences on prior business combinations. This adjustment had no effect on US-GAAP net loss reported in prior periods as the resulting increase in amortization expense (recorded over 40 years) was being offset by a corresponding decrease in income tax expense. Under A-GAAP, deferred taxes for basis differences resulting from business combinations are not provided.

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

(f) Developing Businesses

Costs incurred in the development of major new activities, including associated companies, are capitalized until the operations have commenced on a commercial basis. At that point any readily identifiable intangibles, such as publishing rights, titles and television licenses but not goodwill, are recorded at cost and accounted for in accordance with the relevant accounting policy. Under A-GAAP, there were no material costs of this nature capitalized during fiscal 2003 and 2002. Under US-GAAP, these business development costs are charged to operating income or equity in earnings of associated companies, as applicable, in the period incurred, in accordance with the American Institute of Certified Public Accountants’ Statement of Position 98-5 “Reporting on the Costs of Start-up Activities.”

The News Corporation Limited F-67

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 34 United States Generally Accepted Accounting Principles (continued)

(g) Pension Benefits

Under A-GAAP, for the Group’s defined benefit superannuation plans, the Group recognizes pension costs at the required levels of contributions made or as actuarially determined. Under US-GAAP, pension costs for defined benefit plans, whether overfunded or underfunded, are recorded on an accrual basis in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” rather than based on contributions payable to the retirement plan for the year. In addition, no minimum liability adjustment is recognized against equity whereas under US-GAAP a minimum pension liability is recognized against equity when the accumulated benefit obligation exceeds the fair value of plan assets.

(h) Earnings per ADR

Earnings per ADR (“EPS”) is computed individually for the ordinary ADRs and preferred ADRs. Net income (loss) is apportioned to both ordinary ADR holders and preferred ADR holders on the ratio of 1 to 1.2, respectively, in accordance with the rights of the shareholders as described in News Corporation’s Constitution. In order to give effect to this apportionment when determining EPS, the weighted average preferred ADR is increased by 20% (the “Adjusted Preferred”) and is then compared to the sum of the weighted average ordinary ADRs and the weighted average Adjusted Preferred. The resulting percentage is then applied to the Net income (loss) to determine the apportionment for the preferred ADR holders with the balance attributable to the ordinary ADR holders.

EPS has been presented in the two-class presentation, as the preferred ADRs participate in dividends with the ordinary ADRs. Prior year amounts have been restated to conform to the two-class presentation.

The following table sets forth the differences in computation of diluted earnings per ADR under SFAS No. 128, “Earnings per Share” between A-GAAP and US-GAAP:

	Year ended June 30,
	2003	2002	2001
	(in A$ millions)
Net profit (loss) profit attributable to members of the parent entity	1,808	(11,962)	(746)
Net US-GAAP adjustments	(387)	(2,708)	528
LYONS Interest expenses	31	34	29
Perpetual preference dividends	(47)	(52)	(51)

Income (loss) available to members of the parent entity
in accordance with US-GAAP	1,405	(14,688)	(240)

Weighted average ADRs in accordance with A-GAAP	1,286	1,245	1,035
Plus incremental shares from assumed conversions for US-GAAP	19	19	19

Weighted average ADRs in accordance with US-GAAP	1,305	1,264	1,054

(i) Other Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income” establishes standards for the reporting and display of comprehensive income and its components in financial statements under US-GAAP. Comprehensive income consists of net income and other gains and losses affecting shareholders’ equity that, under US-GAAP, are excluded from net income. As of June 30, 2003 and 2002, accumulated other comprehensive income (loss) was $(1,196) million and $2,891 million, respectively.

(j) Revenue

In November 2001, the U.S. Financial Accounting Standards Board (“FASB”) issued Emerging Issues Task Force (“EITF”) No. 01-09, “Accounting for the Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products.” This EITF states that the financial statement classification of customer incentives, including the amortization of cable distribution investments over the original term of the cable distribution agreement, should be presented as a reduction in revenue. Under A-GAAP, costs associated with cable distribution investments are reflected as intangible assets. As required, under US-GAAP, effective January 1, 2002, the Group has reclassified the amortization of cable distribution investments against revenues. The amortization of cable distribution investments had previously been included in Depreciation and amortization under US-GAAP.

The News Corporation Limited F-68

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 34 United States Generally Accepted Accounting Principles (continued)

(k) Acquisitions

Under A-GAAP, when an entity or operation is acquired, the identifiable assets and liabilities assumed must be measured at their fair value at the date of the closing of the acquisition. The purchase consideration is the fair value, as of the closing date of the acquisition, of assets given, equity instruments issued or liabilities undertaken by the acquiring entity.

Under US-GAAP, equity instruments that are issued in a purchase business combination are valued on the date the terms of the purchase agreement are agreed to and announced, which differs from A-GAAP that values such consideration at the date of closing of the acquisition. In addition, under US-GAAP, deferred taxes are recognized for the future tax consequences of temporary differences between the assigned values assigned to identifiable assets and the tax basis of the identifiable assets. Such differences are not recognized for A-GAAP.

The impact of these differences on the July 2001 acquisition of Chris Craft Industries and its subsidiaries and on the December 2001 acquisition of Fox Sports International for US-GAAP purposes was to increase the purchase price by approximately $3,574 million above the A-GAAP amount, including $1,800 million related to SFAS No. 109 in connection with the acquisition of Chris-Craft Industries, and $84 million, including $42 million related to SFAS No. 109 in connection with the acquisition of Fox Sports International.

The News Corporation Limited F-69

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 34 United States Generally Accepted Accounting Principles (continued)

The application of US-GAAP, as described above, would have had the following effect on consolidated net income (loss) and shareholders’ equity.

FOR THE YEAR ENDED 30 JUNE

	(in A$ millions except for per share and per ADR amounts)
	2003	2002	2001

Net income (loss) as reported in the consolidated condensed statements of financial performance	1,808	(11,962)	(746)

Items increasing (decreasing) reported income before cumulative effect of an accounting change:
Amortization of publishing rights, titles and television licenses (b)		(657)	(622)
Amortization of cable distribution investments (j)	(214)	(221)	(167)
Amortization of goodwill (b)	47	24	22
Gain/(loss) on sale/disposal of non-current assets, net (c)	(247)	(314)	1,516
Adjustment of writedown of investment in Stream SpA related to basis difference (c)		579
Adjustment of writedown of investment in Gemstar-TV Guide related to basis difference (1) (c)		(545)
Adjustment of writedown of investment in Latin America DTH
platforms related to basis difference (c)	104
Equity in losses of associated companies (c)	(51)	(1,495)	(1,289)
Change in carrying value of exchangeable securities’ warrants,
exchange feature of BUCS and other derivatives (d)	(70)	(63)	1,535
Gain on redemption of exchangeable securities and related warrants (d)	280
Income tax (expense) benefit relating to US-GAAP adjustments (e)	(306)	97	(91)
Minority interest relating to US-GAAP adjustments (d)	40	74	146
Other, net	30	(69)	(407)

Net (decrease) increase in reported income before cumulative effect of accounting change	(387)	(2,590)	643

	1,421	(14,552)	(103)
Cumulative effect of accounting change, net of tax (2)		(118)	(115)

Net income (loss) in accordance with US-GAAP	1,421	(14,670)	(218)

Basic and diluted earnings (loss) per ADR in accordance with US-GAAP(h):
Ordinary ADRs	$0.96	$(10.63)	$(0.24)
Preferred ADRs	$1.15	$(12.76)	$(0.29)

(1)	The write down of the Group’s investment in Gemstar-TV Guide is included in Equity in losses of associated companies in the consolidated condensed statement of operations.

(2)	The fiscal 2002 charge represents the Group’s proportionate share of the cumulative effect of accounting change for the adoption of SOP 00-2 by Fox Family Worldwide of $42 million and SFAS No. 142 by Gemstar-TV Guide of $76 million.

The News Corporation Limited F-70

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 34 United States Generally Accepted Accounting Principles (continued)

FOR THE YEAR ENDED 30 JUNE

	(in A$ millions)
	2003	2002

Shareholders’ equity as reported in the consolidated statements of financial position under A-GAAP	38,721	39,468
Items increasing (decreasing) reported shareholders’ equity:
Publishing rights, titles, and television licenses:
(a) & (i) Revaluation of assets and Other comprehensive income	(4,345)	(4,814)
(f) & (j) Developing businesses and Cable distribution investments	(1,773)	(1,978)
(b) Allocation of purchase price of business combinations	(5,380)	(6,874)
(k) Acquisitions	(1,463)
Other	47	(220)

Revaluation and other	(12,914)	(13,886)
(b) Allocation of purchase price of business combinations	(2,558)	(3,505)

Amortization	(2,558)	(3,505)
Goodwill:
(e) Income taxes	1,295	1,407
(k) Acquisitions	3,980	3,573
(b) Allocation of purchase price of business combinations	5,122	6,874
Other	66	14

Effect of adopting SFAS No. 109 and other deferred taxes	10,463	11,868
(b) Allocation of purchase price of business combinations	(280)	177

Amortization	(280)	177
Accounts payable and other—non-current liabilities:
(e) Income taxes	(2,583)	(2,781)
(d) Minority interest in subsidiaries	36	44
(k) Acquisitions	(1,746)	(1,800)
(b) Intangible assets	(8)
Other	(8)	(8)

Effect of adopting SFAS No. 109 and other deferred taxes	(4,309)	(4,545)
(d) Minority interest in subsidiaries	8	(462)
(c ) Investments	163	251
(g) & (i) Minimum pension liability	(506)	(99)
Other	(213)	(239)

Effect of adopting SFAS No. 133 and other	(548)	(549)
Investments:
(c) & (i) Investments and Other comprehensive income	118	191

Unrealized gains on certain investments available for sale	118	191
(c) Investments	1,337	1,485
(k) Acquisitions	(1,783)	(2,259)

Associated companies reserve	(446)	(774)
Minority interest in subsidiaries:
(d) Minority interest in subsidiaries	(5,785)	(3,604)

Minority interest in subsidiaries	(5,785)	(3,604)
Other:
(a) & (i) Revaluation of assets and Other comprehensive income	(131)	(141)
(g) & (i) Intangible pension asset	18	28
(b) & (j) Intangible assets and Revenue	430	395
Other	(50)	(170)

Other	267	112

Net decrease in reported shareholders’ equity	(15,992)	(14,515)

Shareholders’ equity in accordance with US-GAAP	22,729	24,953

The News Corporation Limited F-71

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 35 US-GAAP and US Reporting Disclosures

The consolidated condensed financial statements prepared in accordance with accounting principles generally accepted in United States are presented in Note 34 and the significant differences between A-GAAP and US-GAAP are presented throughout Note 34. Additional US-GAAP disclosures, not already incorporated into the A-GAAP financial statements and related notes, are summarized below.

(a) Goodwill and Other Intangible Assets

The Group’s intangible assets consist of the following:

	At 30 June, 2002
	Gross	Accumulated Amortization	Net	Weighted average useful lives
		(in A$ millions)
Intangible assets not subject to amortization
FCC licenses	$15,008	$(1,655)	$13,353	Indefinite-lived
Distribution Networks	2,376	(239)	2,137	Indefinite-lived
Publishing Rights & Imprints	1,592	(485)	1,107	Indefinite-lived
Newspaper Mastheads	1,008	(327)	681	Indefinite-lived
Franchise rights	384	(33)	351	Indefinite-lived
Other	380	(60)	320

	$20,748	$(2,799)	$17,949

Intangible assets subject to amortization	112	(104)	8	4.3 years

Total Intangibles	$20,860	$(2,903)	$17,957

	At 30 June, 2003
	Gross	Accumulated Amortization	Net	Weighted average useful lives
		(in A$ millions)
Intangible assets not subject to amortization
FCC licenses	$15,295	$(1,452)	$13,843	Indefinite-lived
Distribution Networks	1,570	(206)	1,364	Indefinite-lived
Publishing Rights & Imprints	1,258	(429)	829	Indefinite-lived
Newspaper Mastheads	1,002	(291)	711	Indefinite-lived
Franchise rights	336	(35)	301	Indefinite-lived
Other	199	(55)	144

	$19,660	$(2,468)	$17,192

Intangible assets subject to amortization	150	(90)	60	4.3-10 years

Total Intangibles	$19,810	$(2,558)	$17,252

Aggregate amortization expense for the fiscal years ended 30 June, 2003, 2002 and 2001, was $8 million, $603 million and $582 million, respectively.

At 30 June, 2003, substantially all remaining intangible assets were determined to have indefinite lives.

As acquisitions and dispositions may occur in the future and as purchase price allocations are finalized, amortization expense may vary from estimates.

The News Corporation Limited F-72

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 35 US-GAAP and US Reporting Disclosures (continued)

The changes in the carrying value of goodwill, by segment, are as follows:

	Balance at 30 June, 2002	Reclassifications	Purchase Price adjustments (1)	Foreign exchange fluctuations	Balance at 30 June, 2003
	(in A$ millions)
Filmed Entertainment	$686	$187	$—	$(115)	$758
Television	5,916	(2)	(978)	(952)	3,984
Cable Network Programming	5,449	—	(336)	(860)	4,253
Direct Broadcast Satellite Television	—	—	1,126	35	1,161
Magazines and Inserts	465	—	—	(78)	387
Newspapers	—	—	—	—	—
Book Publishing	—	—	—	—	—
Other	(16)	—	33	—	17

Total Goodwill	$12,500	$185	$(155)	$(1,970)	$10,560

(1)	Adjustments primarily relate to the purchase price allocations for the acquisitions of Chris-Craft Industries, Inc., Speed Channel, Inc., and WPWR-TV.

The following table provides a reconciliation of reported Loss before cumulative effect of accounting change for the year ended 30 June, 2002 to Adjusted loss before cumulative effect of accounting change that would have been reported had SFAS No. 142 been adopted as of 1 July, 2001.

	For the year ended 30 June, 2002
	Loss before cumulative effect of accounting change	Basic and diluted loss per share before cumulative effect of accounting change
		Ordinary	Preferred
	(in A$ millions, except per share amounts)
As reported—historical basis	$(14,552)	$(2.64)	$(3.16)
Add: Goodwill amortization	78	0.01	0.02
Add: Intangible amortization	576	0.10	0.12
Add: Intangible amortization related to equity investees	91	0.02	0.02
Income tax impact of the above adjustments	(239)	(0.04)	(0.05)
Minority interest impact on above adjustment	(77)	(0.01)	(0.02)

Adjusted loss before cumulative effect of accounting change	$(14,123)	$(2.56)	$(3.07)

The News Corporation Limited F-73

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 35 US-GAAP and US Reporting Disclosures (continued)

(b) Other Items

Under A-GAAP, items that are considered significant by reason of their size, nature or effect on the Group’s financial performance for the year are classified as Other revenues and other expenses before tax. The classification of these items in the consolidated statements of operations under US-GAAP differs from their classification under A-GAAP. Accordingly, under US-GAAP, some of these items have been reclassified to the appropriate line items in the consolidated statements of operations while other items are either adjusted or not recognized in the consolidated statements of operations for US-GAAP purposes.

The following table reconciles Other items in Note 6 in accordance with A-GAAP to Other income under US-GAAP for the years ended 30 June:

	2003	2002	2001
	(in A$ millions)
Other Items—A-GAAP (Note 6)	(378)	(11,974)	(1,274)
Reclassifications (i)	752	13,390	361
US-GAAP adjustments (ii)	(203)	549	1,548

Total Other income—US-GAAP(k)	171	1,965	635

(i) These items were reclassified from Other items under A-GAAP to the following line items in the US-GAAP statements of operations:

	Reclassified to:
	Cost and Expenses	Other Operating Cost	Equity in losses of associated companies	Gain on issuance of subsidiary shares	Minority Interest	Total
		(in A$ millions)
For the year ended 30 June, 2001
Restructuring costs (a)	195	—	—	—	—	195
Minority interest	—	—	—	—	37	37
Disposal and write down of assets (d)	111	—	—	—	—	111
Other	18	—	—	—	—	18

	324	—	—	—	37	361

For the year ended 30 June, 2002
Restructuring costs (a)	40	—	—	—	—	40
Sports rights agreement (b)	—	1,861	—	—	—	1,861
Write down of investments in Gemstar and other (c)	—	—	11,224	—	—	11,224
Disposal and write down of assets (d)	214	—	—	—	—	214
Other	51	—	—	—	—	51

	305	1,861	11,224	—	—	$13,390

For the year ended 30 June, 2003
Disposal of interests in subsidiaries (e)	57	—	—	(130)	—	(73)
Write down of investments in Gemstar and other (c)	—	—	551	—	—	551
Disposal and write down of assets (d)	158	—	—	—	—	158
Other	116	—	—	—	—	116

	331	—	551	(130)	—	752

The News Corporation Limited F-74

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 35 US-GAAP and US Reporting Disclosures (continued)

(a)	The nature and amount of the restructuring costs for the three years ended June 30, 2003 are as follows:

	2003	2002	2001
	(in A$ millions)
Office closure costs	—	30	129
Employee termination costs	—	8	40
Other costs	—	2	26

Total restructuring costs	—	40	195

(b)	Sports rights agreements

The nature and amount of this item are more fully described in Note 35(j). The amount reclassified relates to a change in accounting estimate on the Group’s national sports rights agreements resulting from the downturn in the worldwide advertising market, which caused the Group to provide for estimated losses on these contracts over their terms. This charge has been reclassified to operating expenses for US-GAAP.

(c)	Write down of investments in Gemstar and other

The nature and amount of this item is more fully described in Note 35(l). The amount reclassified primarily relates to the Group’s write down of its investment in Gemstar, under A-GAAP, to reduce the carrying value of the investment to reflect an other-than temporary decline in value. The amount of the write down under US-GAAP is included in Equity in losses of associated companies for the year ended 30 June, 2003 and 2002.

(d)	Disposal and write down of assets

During the periods presented, the Group sold or closed various businesses. Under A-GAAP, these charges were included in Other Items and represent the actual losses on dispositions or estimated impairment in carrying value of the operations and primarily relates to the Group’s write down of its investment in Knowledge Enterprises in fiscal 2003, the Group’s music operations and the closing of the Group’s internet venture capital fund in fiscal 2002, and the closing of the United Kingdom internet business and the diminution in value of a cost basis investment in fiscal 2001. Under US-GAAP, such disposals and write downs of assets are included in Operating Expenses.

(e)	Disposal of interests in subsidiaries

The amount reclassified into gain on issuance of subsidiary shares for the year ended 30 June, 2003 primarily relates to the sale by FEG, a subsidiary of the Group, of 50 million shares of its Class A Common Stock for net proceeds of approximately US$1.2 billion ($1.8 billion). Under US-GAAP the gain on issuance of subsidiary share is presented under separate line in the accompanying unaudited consolidated condensed statement of operations.

(ii) The US-GAAP adjustments include:

	30 June, 2003	30 June, 2002	30 June, 2001
	(in A$ millions)
Reversal of developing business start-up costs (1)	—	628	275
Gain/loss on sale of investments (2)	(142)	(56)	1,223
Other	(61)	(23)	50

	(203)	549	1,548

The News Corporation Limited F-75

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 35 US-GAAP and US Reporting Disclosures (continued)

(1)	Under A-GAAP, developing business start–up costs incurred during the development of a major new activity are capitalized until the operations have commenced on a commercial basis. Under US-GAAP, in accordance with Statement of Position 98- 5 “Reporting on the Costs of Start-Up Activities,” such costs are expensed as incurred. As a result, the write off of developing business start–up costs for A-GAAP is not reflected in the US-GAAP results since such amounts were recorded, as incurred, in previous periods; therefore, a US-GAAP adjustment is reflected. The Group’s adjustment to the A-GAAP amount for US-GAAP purposes primarily related to $590 million related to Stream for year ended 30 June, 2002 and $215 million related to internet businesses for the year ended 30 June, 2001.

(2)	The nature and amount of these items are more fully described in Note 34(c). In fiscal 2001, the Group recognized gains on the issuance of shares by BSkyB, an associated entity, of $856 million, which are reflected in Other income (expense) under US-GAAP in accordance with SAB 51 and are reflected in Shareholders’ equity under A-GAAP. In addition, during the fiscal 2001, the Group sold TM3 to KirchMedia for cash consideration of approximately $265 million and approximately $427 million in newly issued shares of KirchMedia. The gain on this sale was adjusted by $367 million under US-GAAP since the A-GAAP carrying value exceeded the US-GAAP carrying value by this amount. The difference in carrying value principally arose from the treatment of developing business start-up costs, which are capitalized under A-GAAP as compared to US-GAAP where such amounts are expensed as incurred. See Note 34(f). The fiscal 2003 amount primarily relates to the differences between A-GAAP and US-GAAP in calculating the gain resulting from the issuance of FEG shares discussed above in Note 35(i)(e) and early extinguishment of debt related to redemption of TOPrS which are more fully described in Note 34(c) and Note 34(d), respectively.

(c) Derivatives

At the beginning of fiscal 2001, the Group adopted under US-GAAP, SFAS No. 133, “Accounting for Derivate Instruments and Hedging Activities”, which requires every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded on the balance sheet at fair value as either an asset or a liability. The statement also requires that changes in the fair value of recorded derivatives be recognized currently in earnings unless specific hedge accounting criteria are met. The Group’s adoption of SFAS No. 133, under US-GAAP, resulted in a one-time, non-cash, after-tax charge of approximately $115 million as a cumulative effect of a change in accounting principle and a $1,535 million increase to other income at 30 June, 2001. (Also see Note 34(d).)

(d) Income Taxes

Significant components of the Group’s provisions for income taxes were as follows:

	Years Ended 30 June,
	2003	2002	2001
	(in A$ millions)
Current:
Australia	(110)	(50)	—
Foreign	(394)	(353)	(268)

Total current	(504)	(403)	(268)

Deferred:
Australia	(25)	44	(28)
Foreign	(551)	(213)	(221)

Total deferred	(576)	(169)	(249)

	(1,080)	(572)	(517)

The News Corporation Limited F-76

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 35 US-GAAP and US Reporting Disclosures (continued)

The reconciliation of income tax attributable to continuing operations computed at the statutory rate to income tax expense is:

	Years Ended 30 June,
	2003	2002	2001
Tax at statutory rate	30%	30%	34%
Effect of foreign tax rates	6%	(1)%	(126)%
Capital profits (losses) not taxable (benefited)	1%	(33)%	(162)%
Reduction in current year income tax expense due to tax losses not recorded in prior years	—%	1%	(18)%
Other permanent differences	(1)%	(1)%	(3)%

	36%	(4)%	(275)%

Significant components of the Group’s deferred tax assets and liabilities were as follows:

	At 30 June,
	2003	2002
	(in A$ millions)
Deferred tax assets:
Net operating loss carry forwards	1,138	807
Capital loss	442	415

Total deferred tax assets	1,580	1,222

Deferred tax liabilities:
Basis differences on business combinations	5,352	5,828
Accelerated amortization and depreciation	437	439
Other	433	469

Total deferred tax liabilities	6,222	6,736

Net deferred tax liabilities before valuation allowance	(4,642)	(5,514)
Less: valuation allowance	(373)	(439)

Net deferred tax liabilities	(5,015)	(5,953)

At 30 June, 2003 the Group had approximately $3.3 billion of net operating and $1.4 billion of capital loss carryforwards available to offset future taxable income. These net operating loss carryforwards, if not utilised to reduce taxable income in future periods, will expire in varying amounts between 2004 and 2023, while the majority of the capital loss carryforwards do not expire. In assessing the realisability of deferred tax assets, management evaluates a variety of factors in considering whether it is more likely than not that some portion or all of the deferred tax assets will ultimately be realised. Management considers earnings expectations, the existence of taxable temporary differences, tax planning strategies and the periods in which estimated operating losses can be utilised. Based upon this analysis, management has concluded that it is more likely than not that the Group will not realise all of the benefits of these deferred tax assets. In particular, this is due to the uncertainty of generating capital gains in certain jurisdictions and because certain of the Group’s subsidiaries were formed into a tax group for which the deferred tax assets of that group are not expected to be fully utilised through tax planning strategies or reversing taxable temporary differences of that tax group. Accordingly, valuation allowances have been established to reflect the expected realisation of the deferred tax assets as to 30 June, 2003 and 2002.

Undistributed earnings of the Group’s foreign subsidiaries are considered to be indefinitely reinvested and, accordingly, no tax provision has been provided thereon.

(e) Pension and Other Postretirement Disclosure

Pension Benefits

The funded status of the Group’s defined benefit pension plans, separated between overfunded and underfunded plans, as well as the assumptions used to determine the projected benefit obligation and the return on plan assets, are set forth in Note 29. The assumptions used for A-GAAP are consistent with the assumptions used for US-GAAP purposes.

The News Corporation Limited F-77

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 35 US-GAAP and US Reporting Disclosures (continued)

The following table sets forth the change in benefit obligation for the Group’s benefit plans:

	At 30 June,
	2003	2002
	(in A$ millions)
Benefit obligation, beginning of year	2,136	1,850
Service cost	99	103
Interest cost	134	132
Benefits paid	(102)	(106)
Actuarial loss	317	35
Curtailments	—	(23)
Acquisitions	—	133
Amendments, transfers and translations	(45)	12

Benefit obligation, end of year	2,539	2,136

The following table sets forth the change in fair value of plan assets for the Group’s benefit plans:

	At 30 June,
	2003	2002
	(in A$ millions)
Fair value of plan, beginning of year	1,668	1,914
Actual return on plan assets	(30)	(176)
Employer contributions	105	31
Benefits paid	(102)	(106)
Acquisitions	—	87
Transfer and translations	7	(82)

Fair value of plan, end of year	1,648	1,668

The components of net periodic pension costs were as follows:

	At 30 June,
	2003	2002	2001
	(in A$ millions)
Service cost-benefits earned during the period	99	103	88
Interest cost on projected benefit of obligation	134	132	111
Expected return on plan assets	(124)	(152)	(160)
Other	26	—	(19)

Net periodic pension cost	135	83	20

The following table provides a reconciliation of the funded status of the Company’s pension plans to the net amount recorded on the consolidated balance sheets:

	At 30 June,
	2003	2002
	(in A$ millions)
Funded status	(891)	(468)
Unrecognized net loss	806	366
Unrecognized prior service cost	9	14
Unrecognized net transition obligation	(11)	(17)

Net pension asset (liability) recognized, end of the year	(87)	(105)

The News Corporation Limited F-78

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 35 US-GAAP and US Reporting Disclosures (continued)

Amounts recognized in the consolidated balance sheets include:

	At 30 June,
	2003	2002
	(in A$ millions)
Prepaid pension assets	102	155
Accrued pension liabilities	(805)	(470)
Intangible assets	18	26
Other comprehensive income	598	184

Net pension asset (liability), end of the year	(87)	(105)

Other Postretirement Benefits

Certain subsidiaries of the Group sponsor retiree health and life insurance benefit plans. These benefit plans offer medical and/or life insurance to certain full-time employees and eligible dependents that retire after fulfilling age and service requirements.

The components of net periodic postretirement benefit costs were as follows for the years ended 30 June:

	2003	2002	2001
	(in A$ millions)
Service cost	19	12	11
Interest cost on projected benefit obligation	14	10	9
Other	3	2	—

Net periodic postretirement benefit cost	36	24	20

The following table sets forth the change in accumulated postretirement benefit obligation (“APBO”) for the Group’s postretirement benefit plans at 30 June:

	2003	2002
	(in A$ millions)
APBO, beginning of the year	202	148
Service cost	19	12
Interest cost	14	10
Benefits paid	(6)	(6)
Actuarial loss	33	46
Acquisition	—	15
Amendments and translations	(33)	(23)

APBO, end of the year	229	202

The funded status of the Group’s postretirement benefit plans was as follows as of 30 June:

	2003	2002
	(in A$ millions)
APBO	(229)	(202)
Plan assets	—	—

Funded status	(229)	(202)
Unrecognized net loss	81	62
Unrecognized prior service cost	(2)	(7)

Accrued postretirement liability, end of the year	(150)	(147)

The News Corporation Limited F-79

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 35 US-GAAP and US Reporting Disclosures (continued)

The following assumptions were used in accounting for the Group’s postretirement plans for the years ended June 30.

	2003	2002	2001
Discount rate	6.00%	7.00%-7.75%	7.00%-8.00%
Healthcare cost trend rate	12.00%-16.50%	12.00%-16.50%	7.00%-8.50%

The effect of a one percentage point increase and one percentage point decrease in the assumed health care cost trend rate would have the following effects on the results for the year ended June 30, 2003:

	Service and Interest Costs	APBO
	(in A$ millions)
One percentage point increase	5	31
One percentage point decrease	(4)	(25)

(f) Earnings Per Share in accordance with US-GAAP

The following table sets forth the computation of basic and diluted earnings per share under SFAS No. 128, “Earnings per Share” (in A$ millions except per share amounts and %):

	30 June, 2003	30 June, 2002	30 June, 2001
Net income (loss) before cumulative effect of accounting change	$1,421	$(14,552)	$740
Perpetual preference dividends	(47)	(52)	(51)

Net income (loss) before cumulative effect of accounting change available to shareholders—basic and diluted	$1,374	$(14,604)	$689

	Ordinary	Preferred	Total	Ordinary	Preferred	Total	Ordinary	Preferred	Total
Allocation of Income:
Allocation Percent (a)	34%	66%	100%	35%	65%	100%	43%	57%	100%
Allocation of Income	$470	$904	$1,374	$(5,176)	$(9,428)	$(14,604)	$293	$396	$689
Weighted average shares (b)	1,964	3,152		1,962	2,979		1,924	2,167
Net income (loss) before cumulative effect of accounting change per share—basic and diluted	$0.24	$0.29		$(2.64)	$(3.16)		$0.15	$0.18

The News Corporation Limited F-80

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 35 US-GAAP and US Reporting Disclosures (continued)

	30 June, 2003	30 June, 2002	30 June, 2001
Cumulative effect of accounting change available to shareholders—basic and diluted	$—	$(118)	$(958)

	30 June, 2003			30 June, 2002			30 June, 2001
	Ordinary	Preferred	Total	Ordinary	Preferred	Total	Ordinary	Preferred	Total
Allocation of Income:
Allocation Percent (c)	34%	66%	100%	35%	65%	100%	43%	57%	100%
Allocation of Income	$—	$—	$—	$(42)	$(76)	$(118)	$(407)	$(551)	$(958)
Weighted average shares (b)	1,964	3,152		1,962	2,979		1,924	2,167
Cumulative effect of accounting change per share—basic and diluted	$—	$—		$(0.02)	$(0.03)		$(0.21)	$(0.25)

Net income (loss)			$1,421			$(14,670)			$(218)
Add perpetual preference dividends			(47)			(52)			(51)

Net income (loss) available to shareholders—basic and diluted			$1,374			$(14,722)			$(269)

	Ordinary	Preferred	Total	Ordinary	Preferred	Total	Ordinary	Preferred	Total
Allocation of Income:
Allocation Percent (d)	34%	66%	100%	35%	65%	100%	43%	57%	100%
Allocation of Income	$470	$904	$1,374	$(5,217)	$(9,505)	$(14,722)	$(114)	$(155)	$(269)
Weighted average shares (b)	1,964	3,152		1,962	2,979		1,924	2,167
Net loss per share—basic and diluted	$0.24	$0.29		$(2.66)	$(3.19)		$(0.06)	$(0.07)

The News Corporation Limited F-81

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 35 US-GAAP and US Reporting Disclosures (continued)

	30 June, 2003	30 June, 2002	30 June, 2001
(a) Allocation Percent
—Ordinary	$1,374	$(14,604)	$689
	34%	35%	43%

	470	(5,176)	293

—Preferred	1,374	(14,604)	689
	66%	65%	57%

	904	(9,428)	396

—Total	$1,374	$(14,604)	$689

(b) Weighted Average Shares
—Ordinary	1,964	1,962	1,924
	100%	100%	100%

	1,964	1,962	1,924

—Preferred	3,152	2,979	2,167
	120%	120%	120%

	3,782	3,575	2,600

—Shares for Allocation	5,746	5,537	4,524

(c) Allocation Percent
—Ordinary	$—	$(118)	$(958)
	34%	35%	43%

	—	(42)	(407)

—Preferred	—	(118)	(958)
	66%	65%	57%

	—	(76)	(551)

—Total	$—	$(118)	$(958)

(d) Allocation Percent
—Ordinary	$1,374	$(14,722)	$(269)
	34%	35%	43%

	$470	(5,217)	(114)

—Preferred	$1,374	(14,722)	(269)
	66%	65%	57%

	904	(9,505)	(155)

—Total	$1,374	$(14,722)	$(269)

Potentially dilutive shares were not included in the computation of diluted loss per share for the three years ended June 30, 2003 because to do so would be anti-dilutive.

	2003	2002	2001
Common stock equivalents excluded from:
Ordinary shares	—	—	—
Preferred limited voting ordinary shares	103	113	123

(g) Employee Share Options

SFAS No. 123, “Accounting for Stock-Based Compensation,” encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Group has chosen to account for stock-based compensation awards to employees under APB No. 25, “Accounting for Stock Issued to Employees,” and its interpretation, FASB Interpretation No. (“FIN”) 44, “Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25” for US-GAAP. However, SFAS No. 123 does requires certain disclosures for those companies that will continue to use the intrinsic value-based method for measuring compensation cost in connection with employee stock compensation plans. Refer to Note 25 for a description of the plans.

The News Corporation Limited F-82

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 35 US-GAAP and US Reporting Disclosures (continued)

A summary of the option scheme activity is as follows (option numbers in thousands of shares):

	2003		2002		2001
	Options	Weighted Avg Ex. Price	Options	Weighted Avg Ex. Price	Options	Weighted Avg Ex. Price
Outstanding at beginning of year	200,025	$12.82	159,507	$12.71	139,669	$11.07
Granted	71,118	8.04	52,720	12.46	33,357	17.60
Exercised	(3,974)	5.82	(5,763)	6.38	(9,645)	6.21
Cancelled	(10,410)	11.51	(6,439)	12.80	(3,874)	11.32

Outstanding at end of year	256,759	$11.65	200,025	$12.82	159,507	$12.71

Exercisable at end of year	121,405		97,899		61,775
Weighted average fair value of options granted (1)		$3.94		$4.47		$7.50

The following table summarizes information about the Scheme, Plan and AEOP options, as of 30 June, 2003. (Option numbers in thousands of shares). Refer to Note 25 for description of the plans.

Range of Exercise Prices	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Exercisable Options	Weighted Average Exercise Price
$4.57 to $6.79	26,805	$5.08	3.50	26,505	$5.08
$7.03 to $10.55	103,548	$8.49	7.81	29,707	$9.24
$10.66 to $15.86	67,106	$12.09	7.75	27,043	$11.73
$17.72 to $22.00	59,300	$19.64	6.76	38,150	$19.89

	256,759	$11.65	7.10	121,405	$12.23

A summary of the New World, Heritage and Chris-Craft options (option numbers in thousands of shares):

	2003		2002		2001
	Options	Weighted Avg Ex. Price	Options	Weighted Avg Ex. Price	Options	Weighted Avg Ex. Price
Outstanding at beginning of year	20,765	$5.41	594	$2.19	624	$2.21
Granted	—	—	32,954	5.19	—	—
Exercised	(966)	9.07	(12,255)	4.60	(30)	2.47
Cancelled	(3,960)	11.41	(528)	7.14	—	—

Outstanding at end of year	15,839	$10.55	20,765	$5.41	594	$2.19

Exercisable at end of year	15,839		20,709		594
Weighted average fair value of options granted (1)		$—		$3.53		$—

(1)	The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model.

The News Corporation Limited F-83

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 35 US-GAAP and US Reporting Disclosures (continued)

The following table summarizes information about the New World, Heritage and Chris-Craft options, as of 30 June, 2003. (Option numbers in thousands of shares)

Range of Exercise Prices	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Exercisable Options	Weighted Average Exercise Price
$1.55 to $2.28	160	$1.85	0.32	160	$1.85
$2.55 to $3.82	250	$3.07	2.51	250	$3.07
$3.92 to $5.01	111	$4.34	2.30	111	$4.34
$6.26 to $8.89	3,646	$6.54	0.80	3,646	$6.54
$9.85 to $13.91	11,672	$12.15	6.04	11,672	$12.15

	15,839	$10.55	4.70	15,839	$10.55

In connection with the Group’s acquisition of Chris-Craft, outstanding stock options held by employees of Chris-Craft became exercisable, according to their terms, for the Group’s ADRs effective at the acquisition date. The share equivalent of the Group’s ADRs issued to employees of Chris-Craft has been included in Note 25. These options did not reduce the shares available for grant under any other option plan. The fair value of the options issued to the acquired companies’ employees, up to the fair value of the options surrendered, was included as part of the purchase price. The excess in fair value of the issued options over the surrendered options is accounted for in accordance with SFAS No. 123, whereby the excess fair value is recorded as unamortized deferred compensation expense and future amortization is based on the graded vesting schedule of the stock options. As of 31 July, 2001, the Group began recording deferred compensation related to the unvested options held by employees of Chris-Craft, in accordance with Financial Interpretation No. 44.

A summary of the NDS options (option numbers in thousands of shares):

	2003		2002		2001
	Options	Weighted Avg. Ex. Price	Options	Weighted Avg. Ex. Price	Options	Weighted Avg. Ex. Price
Outstanding at beginning of year	4,506	$44.83	3,753	$46.46	3,186	$25.92
Granted	961	7.97	1,022	41.50	950	104.13
Exercised	—	—	(70)	16.41	(296)	11.83
Cancelled	(1,259)	90.36	(199)	68.28	(87)	44.33

Outstanding at end of year	4,208	$22.80	4,506	$44.83	3,753	$45.98

Exercisable at end of year	2,390		2,205		1,260
Weighted average fair value of options granted		$21.00		$13.48		$37.31

In November 1999, an indirect majority-owned subsidiary of the Group, NDS, consummated an IPO. NDS sponsors an Executive Share Option Scheme under which all vested options become exercisable upon an IPO, the consummation of a sale or at the discretion of NDS’ board of directors. Under US-GAAP, the measurement date of the options was the IPO date with compensation cost determined thereon. Accordingly under US-GAAP, a charge of approximately $31.7 million was recorded against earnings representing the excess of the IPO price over the exercise price of the vested options at the date of the IPO. Additional charges of $4.0 million and $nil were recorded at 30 June, 2001 and 2002, respectively.

The News Corporation Limited F-84

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 35 US-GAAP and US Reporting Disclosures (continued)

The following table summarizes information about the NDS options, as of 30 June, 2003. (Option numbers in thousands of shares)

Range of Exercise Prices	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Exercisable Options	Weighted Average Exercise Price
Up to $20.00	2,423	$10.98	5.03	1,550	$12.69
$20.01 to $40.00	810	$31.74	6.50	587	$31.77
$40.01 to $60.00	924	$41.82	8.27	228	$41.82
$60.01 to $80.00	14	$67.73	5.51	9	$68.20
$80.01 to $100.00	—	—	—	—	—
$100.01 to $120.00	37	$109.09	7.22	16	$108.07

All Options	4,208	$22.80	6.04	2,390	$21.00

SFAS No. 123, “Accounting for Stock-Based Compensation,” encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Group has chosen to account for stock-based compensation awards to employees under APB No. 25, “Accounting for Stock Issued to Employees,” and its interpretation, FASB Interpretation No. (“FIN”) 44, “Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25” for US-GAAP.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure.” Among other things, SFAS No. 148 requires the disclosure in interim reports of compensation expense calculated according to SFAS No. 123 for those awards of stock-based employee compensation that were outstanding and accounted for under the intrinsic value method of APB No. 25. The following table illustrates the effect on Net income (loss) and Earnings (loss) per share as if the fair value based method under SFAS No. 123 had been applied to all outstanding and unvested awards in each period.

	For the years ended 30 June,
	2003	2002	2001
	(in A$ millions, except per share amounts)
Net income (loss) in accordance with US-GAAP, as reported	1,421	(14,670)	(218)
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(144)	(122)	(70)

Pro forma net income (loss) in accordance with US-GAAP	1,277	(14,792)	(288)

Basic and diluted earnings (loss) per share in accordance with US-GAAP
As reported:
Ordinary shares	$0.24	$(2.66)	$0.06
Preferred limited voting ordinary shares	$0.29	$(3.19)	$0.07
Pro forma:
Ordinary shares	$0.21	$(2.68)	$(0.08)
Preferred limited voting shares	$0.26	$(3.22)	$(0.09)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in fiscal years 2001, 2002 and 2003, respectively: risk-free interest rates of 6.56%, 4.95% and 5.72% for both the Scheme options and the Plan options; expected dividends yields of approximately 1.5% for both the Scheme options and the Plan options; expected lives of 7 years for both the Scheme options and the Plan options; expected volatility of 33.27%, 33.27% and 43.40%.

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

The News Corporation Limited F-85

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 35 US-GAAP and US Reporting Disclosures (continued)

(h) Other Comprehensive Income (Loss)

SFAS No. 130, “Reporting Comprehensive Income” establishes standards for the reporting and display of comprehensive income and its components in financial statements under US-GAAP.

	As of and for the years ended 30 June,
	2003	2002	2001
	(in A$ millions)
Accumulated other comprehensive income (loss):
Balance at beginning of year	2,891	6,444	3,042
Foreign currency translation adjustments	(3,822)	(2,721)	2,758
Unrealized holding gains (losses) on securities, net of tax	(86)	(634)	644
Minimum pension liability, net of tax	(179)	(198)	—

Net other comprehensive income adjustments	(4,087)	(3,553)	3,402

Balance at end of year	(1,196)	2,891	6,444

Comprehensive income (loss):
Net income (loss)	1,421	(14,670)	(218)
Net other comprehensive (loss) income adjustments	(4,087)	(3,553)	3,402

Total comprehensive (loss) income	(2,666)	(18,223)	3,184

(i) Segment Disclosure

The Group’s reportable operating segments under the provisions of SFAS No. 131 are presented in Note 2. Such segments have been determined in accordance with the Group’s internal management structure, which is organized based on operating activities. The Group evaluates performance on several factors, of which the primary financial measure is segment operating income. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies (Note 1).

The following is geographic segment information on long-lived assets:

	At 30 June,
	2003	2002
	(in A$ millions)
Long-Lived Assets
United States	33,394	37,473
Europe	8,712	6,325
Australasia	4,060	4,409
Corporate	6,720	8,587

Total	52,886	56,794

Under US-GAAP, Equity in losses of associated companies, Interest, net, Gain on issuance of subsidiary shares and other income are not allocated to segments, as they are not under the control of segment management. Under A-GAAP, these items are segmented in accordance with AASB 1005 “Segment Reporting”.

(j) Other Operating Charge

The Group has several multi-year sports rights agreements including a contract with the NFL through fiscal year 2006, a contract with NASCAR through fiscal year 2009 and contracts with MLB through fiscal year 2007 and a contract with International Cricket Council through fiscal year 2008. These contracts provide the Group with the broadcast rights to certain national sporting events during their respective terms. NASCAR contract contains certain early termination clauses that are exercisable by NASCAR.

The News Corporation Limited F-86

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 35 US-GAAP and US Reporting Disclosures (continued)

The Group continually evaluates the recoverability of the rights costs against the revenues directly associated with the program material and related direct expenses over the expected contract lives. During fiscal 2002 under US-GAAP the Group recorded an Other operating charge of $1,768 million for US sports rights agreements and $93 million on international sports rights agreements. This charge related to a change in accounting estimate on the Group’s national sports rights agreements caused by the downturn in the worldwide advertising market, which caused the Group to write off programming costs inventory and to provide for estimated losses on these contracts over their estimated terms. For the US sports rights, this evaluation considered the severe downturn in sports-related advertising, the lack of any sustained advertising rebound subsequent to September 11th and the industry-wide reduction of projected long-term advertising growth rates and for the international sports rights, lower projected sponsorship and television revenue, all of which resulted in the Group’s estimate of future directly attributable revenues associated with these contracts being lower than previously anticipated. Because the vast majority of costs incurred under these contracts are fixed, such as the rights costs and production costs, the results of these lower revenue estimates indicated that the Group would generate a loss over the estimated remaining term of the sports contracts. Under A-GAAP, this charge was included in Other expenses before tax.

In accordance with Accounting Principles Board (“APB”) Opinion No. 20, “Accounting Changes,” the Group has determined that the impact of the charge on Basic and diluted earnings (loss) per share, net of tax benefit of $672 million, for the fiscal year 2002 is $0.21 loss per ordinary share and $0.26 loss per preferred limited voting ordinary share.

The costs of these sports contracts are charged to expense based on the ratio of each period’s operating profits to estimated total operating profit of the contract. Considering the provision of $1,861 million for estimated losses and absent a difference between the actual future revenues and costs as compared to the estimated future revenues and costs, no operating profit or loss will be recognized over the estimated remaining term of the sports contracts.

The profitability of these long-term national sports contracts as discussed above is based on the Group’s best estimates at 30 June, 2003, of directly attributable revenues and costs; such estimates may change in the future, and such changes may be significant. Should revenues decline from estimates applied at 30 June, 2003, an additional loss will be recorded.

Should revenues improve as compared to estimated revenues, then none of the recorded loss will be restored, but the Group will have a positive operating profit, which will be recognized over the estimated remaining contract term.

(k) Other income (expense)

The following table sets forth the components of “Other income (expense)” included in the accompanying consolidated condensed statements of operations prepared under US-GAAP:

	Years Ended 30 June,
	2003	2002	2001
	(in A$ millions)
Gain on sale of FFW	—	2,517	—
Gain on sale of Echostar	—	468	415
Gain on sale of Outdoor Life	—	280	—
Gain on sale of The Golf Channel	—	—	576
Early extinguishment of debt	138	(191)	—
Write down of investment in KirchMedia	—	(460)	—
Write down of investment in One.Tel	—	—	(576)
Write down of investment in Healthheon/WebMD	—	—	(472)
Other	33	(649)	692

	171	1,965	635

The News Corporation Limited F-87

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 35 US-GAAP and US Reporting Disclosures (continued)

(l) Gemstar Impairment

During fiscal year 2002, Gemstar-TV Guide, in which the Group has an investment which is accounted for using the equity method, experienced a significant decline in its market capitalization.

In determining if the decline in Gemstar’s market value was other than temporary, the Group considered a number of factors: (i) the financial condition, operating performance and near term prospects of the investee; (ii) the reason for the decline in fair value, be it general market conditions, industry specific or investee specific; (iii) analysts’ ratings and estimates of 12 month share price targets for the investee; (iv) the length of the time and the extent to which the market value has been less than the carrying value of the Group’s investment; and (v) the Group’s intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value.

As a result of this review, the Group recorded an $11.7 billion charge, included in Equity in losses of associated companies, to reduce the carrying value of the investment to reflect an other-than-temporary decline in value. The charge was determined by reference to Gemstar’s share price at 28 June, 2002 of $9.56 per share and the Group’s ownership of approximately 175 million shares.

In March 2003, Gemstar filed its December 31, 2002 annual report on Form 10-K and also filed amended and restated results for 2001 and 2000 as described above. Accordingly, the Group has reviewed these restatements to determine the effects on the Group’s consolidated statement of financial position and consolidated statement of financial performance. Because the Group wrote-down its investment in Gemstar to its recoverable amount at 30 June, 2003 and 30 June, 2002, the Gemstar restatements did not have an effect on the Group’s consolidated condensed balance sheets and consolidated condensed statements of operations and cash flows.

During fiscal 2003, Gemstar’s market value continued to decline and the Group considered the five factors discussed above to determine if an additional charge was required. As a result of this review, during fiscal 2003 the Group recorded a $551 million charge to reduce the carrying value of its investment in Gemstar-TV Guide to $6.66 (US$3.75) per share to reflect a decline in value.

(m) Statement of Shareholders’ Equity

Under A-GAAP, in fiscal 2002 and 2003, dividends payable are recognized when their payment is determined by, and announced following a meeting of the Board of Directors, which is consistent with dividend treatment under US-GAAP. In fiscal 2001, under A-GAAP, dividends were accrued at year-end, even though determined by the Board of Directors at a later date. Under US-GAAP, dividends are recognized when declared.

The following table sets forth the different classes of shares issued by the Group:

	At 30 June,
	2003	2002
	(in A$ millions)
Ordinary shares no par value; issued and outstanding 2,097,411,050—2003 and 2,094,411,035—2002	5,466	5,448
Preferred limited voting shares ordinary shares no par value; issued and outstanding 3,230,088,260—2003 and 3,208,695,775—2002	22,471	22,301
Adjustable rate cumulative perpetual preference shares US$25 par value; 3,800,000 shares authorized; issued and outstanding	132	132
Guaranteed 8 5/8% perpetual preference shares US$25 par value; 10,000,000 shares authorized; issued and outstanding	358	358

The News Corporation Limited F-88

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 35 US-GAAP and US Reporting Disclosures (continued)

(n) Recently Issued Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. (“FIN”) 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”. FIN 46 requires an investor to consolidate a variable interest entity if it is determined that the investor is a primary beneficiary of that entity, subject to the criteria set forth in FIN 46. Assets, liabilities, and non controlling interests of newly consolidated variable interest entities will be initially measured at fair value. After initial measurement, the consolidated variable interest entity will be accounted for under the guidance provided by Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” FIN 46 is effective for variable interest entities created or entered into after 31 January, 2003. For variable interest entities created or acquired before 1 February, 2003, FIN 46 applies in the first fiscal year or interim period beginning after 15 June, 2003. Beginning on 1 July, 2003 the adoption of FIN 46 will require the reclassification of the Group’s $2,084 million in exchangeable securities related to the BUCS and TOPrS issuances to non-current interest bearing liabilities on the consolidated balance sheets and the $94 million annual payments from dividend on exchangeable securities to Interest, net on the consolidated statements of operations with no resulting effect on the Group’s net income (loss). The Group is currently assessing the adoption of FIN 46 as it relates to other variable interests.

In May 2003, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 amends SFAS No. 6, “Elements of Financial Statements,” to improve accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new statement requires that those instruments be classified as liabilities in statements of financial position. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. For financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption, transition shall be achieved by reporting the cumulative effect of change in an accounting principle by initially measuring the financial instruments at fair value or other measurement attribute required by this statement. The Group will adopt SFAS No.150 on 1 July, 2003 and does not expect it to have a material impact on its consolidated balance sheets and statements of operations

(o) Other Transactions

Sunshine

In January 2002, the Group acquired an additional 23.3% voting interest in Sunshine Networks (“Sunshine”) for approximately $41.3 million. This resulted in the acquisition of a controlling financial interest in Sunshine and increased the Group’s ownership percentage in Sunshine to approximately 93%. In February 2002, the Group acquired an additional approximate 0.4% interest in Sunshine. Since the Group obtained a controlling financial interest upon the acquisition in January 2002, Sunshine has been consolidated into the Cable Network Programming segment of the Group as it is now under the control of the Group. Under US-GAAP this transaction has been treated as a purchase in accordance with SFAS Nos. 141 and 142.

Taiwan Cable Group (“China Network System”)

In April 2001, STAR purchased a 20% interest in each of the Koos’ Group’s (“Koos”) 15 cable systems in Taiwan. The aggregate purchase price for this transaction was $474 million. As of June 2003, STAR had aggregate interests of up to 23% in 17 cable systems throughout Taiwan, including systems affiliated with Koos. The Group accounts for this investment under the equity method of accounting from the date of acquisition. Koos is a leading business group based in Taiwan encompassing finance, telecommunications, entertainment and other businesses.

Home Team Sports

In February 2001, Fox Sports Networks sold its approximate 34% limited partnership interest in Home Team Sports, in a non-cash exchange for new or amended cable carriage arrangements (the “Carriage Arrangements”) related to the distribution of certain of the Group’s programming services on cable systems. The value ascribed to the Carriage Arrangements was $89 million and was based upon the value of similar cash transactions that the Group had completed. The Group has recognized a gain of approximately $80 million related to this transaction for the year ended 30 June, 2001.

The News Corporation Limited F-89

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 35 US-GAAP and US Reporting Disclosures (continued)

(q)    Valuation and Qualifying Accounts

	Balance at beginning of period	Additions charged to costs and expenses	Deductions	Other (a)	Balance at end of period
	(in A$ millions)
30 June, 2001
Allowance for doubtful accounts—current receivables	438	151	81	33	541
30 June, 2002
Allowance for doubtful accounts—current receivables	541	286	102	107	832
30 June, 2003
Allowance for doubtful accounts—current receivables	832	288	109	381	1,392

(a)	Includes foreign exchange translation gain (loss), 2003—$(65) million, 2002—$(40) million, and 2001—$49 million. In addition, the fiscal 2003 increase primarily reflects the consolidation of SKY Italia.

(p)    Supplemental Disclosure of Cash Flow Information

	Years Ended 30 June,
	2003	2002	2001
	(in A$ millions)
Non-cash transactions:
Ordinary shares and preferred limiting voting ordinary shares issued on exchange of convertible debt	—	4	478
Shares issued in lieu of cash dividend payments	83	86	94
Preferred limited voting ordinary shares issued in acquisitions	—	4,577	—

Shares issued to obtain investments in Gemstar-TV Guide International, Inc. (formerly TV Guide, Inc.)	—	1,407	7,920

(q)    Selected Summarized Information

All senior notes, senior debentures, Zero Coupon Exchangeable Subordinated Notes, Liquid Yield Option Notes and Mandatory Par Put Remarketed Securities as discussed in Note 21 were issued by News America Incorporated (“NAI”), the principal subsidiary of the Group in the United States, and are guaranteed by TNCL and certain subsidiaries of TNCL.

Summarized financial information of NAI and its consolidated subsidiaries is as follows:

	Years Ended 30 June,
	2003	2002	2001
	(in A$ millions)
NAI (US-GAAP)
Balance Sheet:
Current assets	10,846	10,144	11,579
Non-current assets	35,777	39,374	38,540
Current liabilities	4,943	7,564	5,376
Non-current liabilities	18,669	20,365	23,855
Preferred stock	5,149	6,060	6,754
Minority interest in subsidiaries, including exchangeable preferred securities	7,908	5,723	9,636

Statements of Operations:
Revenues	20,950	20,716	17,774
Expenses, other expenses, net and taxes	18,434	23,943	21,903

Net (loss) income	2,516	(3,227)	(4,129)

The News Corporation Limited F-90

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 36 Subsequent Events (Unaudited)

As more fully discussed in Note 5, the Group assumed $602 million in indebtedness in connection with the Telepiu acquisition (the “Indebtedness”). The Indebtedness permitted the holders to require the Group to repurchase the Indebtedness during a 90-day period following the acquisition. As a result, on 19 August 2003, 36% of the Indebtedness was retired by the Group in accordance with the repurchase provision.

On 15 September, 2003, the plaintiff in the putative derivative and shareholder class action (Norman Levin v. K. Rupert Murdoch et al., 03 CV 2929) agreed to dismiss the action with prejudice as to himself and without prejudice to putative class members other than himself. On 19 September, 2003, the Court entered the agreed upon order of dismissal.

On 19 September, 2003, the Group purchased substantially all of the outstanding equity of Tintagel Investors L.L.C. (“Tintagel”), the entity that held the Preferred Interest in NM2, for US$25.5 million ($38.3 million) plus accrued and unpaid Preferred Payments in the amount of approximately US$106,000 ($159,109). As a result of the acquisition of this equity interest, the Group will consolidate the assets and liabilities of Tintagel for accounting purposes. The 30 June, 2003 outstanding NM2 Preferred Interest of US$762 million ($1,148 million), included in Outside equity interests in controlled entities prior to the acquisition, will be eliminated upon consolidation; and Tintagel’s 30 June, 2003 outstanding indebtedness of US$736 million ($1,109 million) will now be included in Interest bearing liabilities on the consolidated statements of financial position of the Group. After the acquisition, Tintagel will continue to be a separate legal entity from the Group with separate assets and liabilities.

As of 30 June, 2003, the Group guaranteed sports rights agreements for SportsChannel Chicago Associates (“SportsChannel Chicago”), which aggregated approximately US$1,007 million. On 30 September 2003, SportsChannel Chicago received notice that each of the Chicago Cubs, Bulls, Blackhawks and White Sox have exercised their right to terminate their rights agreement with Sports Channel Chicago effective 30 September 2004. Upon termination of the rights agreements, the remaining guarantee would be approximately US$43 million through fiscal 2005.

On 10 October, 2003, the Group announced that it had reached an agreement in principle to sell the Los Angeles Dodgers, together with Dodger Stadium and the team’s training facilities in Vero Beach, Florida and the Dominican Republic, to an investment group headed by Mr. Frank McCourt. This agreement is subject to MLB approval and customary conditions.

On 15 October, 2003 Liberty acquired US$500 million (A$835 million) of the Group’s preferred limited voting ordinary ADRs, at US$21.50 (A$35.93) per ADR, pursuant to a right that Liberty had acquired in March 2003.

On 6 June, 2003, Echostar Communications Corporation, Echostar Satellite Corporation, Echostar Technologies Corporation and Nagrastar L.L.C. (together, “Echostar”) filed an action against NDS Group plc and NDS Americas Inc. (together, “NDS”) in the United States District Court for the Central District of California. Echostar filed an amended complaint on 8 October, 2003. The amended complaint purports to allege claims for violation of the Digital Millennium Copyright Act, the Communications Act of 1934, the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, California’s Unfair Competition statute and the federal RICO statute. The complaint also purports to allege claims for civil conspiracy, misappropriation of trade secrets and interference with prospective business advantage. The complaint seeks injunctive relief, compensatory and exemplary damages and restitution. NDS’ response to the amended complaint is not yet due. NDS belives the claims to be baseless and intends to vigorously defend the action. On 25 July, 2003, Sogecable, S.A. and its subsidiary Canalsatelite Digital, S.L., Spanish satellite broadcasters and customers of Canal+ Technologies (together, “Sogecable”), filed an action against NDS in the United States District Court for the Central District of California. Sogecable filed an ameded complaint on 9 October, 2003. The amended complaint purports to allege claims for violation of the Digital Millennium Copyright Act and the federal RICO statute. The complaint also purports to allege claims for interference with contract and prospective business advantage. The complaint seeks injunctive relief, compensatory and exemplary damages and restitution. NDS’ response to the amended complaint is not yet due. NDS believes the claims to be baseless and intends vigorously to defend the action.

The News Corporation Limited F-91

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 37 Supplemental Guarantor Information

As more fully discussed in Note 21, on 27 June, 2003, News America Incorporated (“NAI”) terminated its existing Revolving Credit Agreement and entered into the New Credit Agreement. The News Corporation Limited (“News Corporation”), FEG Holdings, Inc., Fox Entertainment Group, Inc., News America Marketing FSI, Inc., and News Publishing Australia Limited are guarantors under the New Credit Agreement. Certain subsidiaries of News Corporation that were guarantors under the Prior Credit Agreement are not guarantors under the New Credit Agreement and therefore, in accordance with the indentures pursuant to which NAI has issued public debt (a listing of the public debt is set forth in Note 21 (the “Public Debt”)), as of 27 June, 2003, these subsidiaries have ceased to be guarantors of the Public Debt.

The group noted above, presently guarantees the senior public indebtedness of News Corporation’s indirect wholly owned subsidiary, NAI. (See Note 35(q)). Supplemental condensed consolidating financial information (A-GAAP) of the Guarantors is presented on pages F-96 through F-103. This supplemental financial information should be read in conjunction with the Consolidated Financial Statements.

A reconciliation of the Group’s results under A-GAAP to US-GAAP is presented in Note 34. There are no GAAP reconciling items for the “News America Incorporated” column presented. For GAAP reconciling items related to “The News Corporation Limited” column, reference is made to Note 34.

In accordance with SEC Rules and Regulations, in the “Guarantor Wholly Owned Subsidiaries” column, the Group uses the equity method to account for the results of all of the non-guarantor subsidiaries, representing substantially all of the Group’s consolidated results of operations, excluding certain intercompany eliminations. Accordingly, the Group believes there are no material differences between the reconciling items presented in Note 34 and the adjustments required to reconcile the results of the guarantor subsidiaries reflected in this column to US-GAAP. Therefore, the Group believes that a reconciliation of the supplemental guarantor information to US-GAAP would not materially affect an investor’s assessment of the nature and sufficiency of the guarantees.

The News Corporation Limited F-92

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

• NOTE 37 Supplemental Guarantor Information (continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

As of June 30, 2003

(A$ in millions)

	A-GAAP								US-GAAP
	News America Incorporated	The News Corporation Limited (1)	Guarantor Wholly Owned Subsidiaries (1)	Guarantor Non-Wholly Owned Subsidiaries	Non-Guarantor Wholly Owned Subsidiaries	Non-Guarantor Non- Wholly Owned Subsidiaries	Eliminations	The News Corporation Limited and Subsidiaries	The News Corporation Limited and Subsidiaries
ASSETS
Current Assets
Cash	5,458	9			865	414		6,746	6,746
Receivables	16				2,131	3,554		5,701	5,701
Inventories			40		673	1,218		1,931	1,931
Other	4		21	12	285	161		483	510

Total Current Assets	5,478	9	61	12	3,954	5,347		14,861	14,888

Investments
Investments in associated companies and Other investments	387		523	96	2,864	2,851		6,721	6,393
Intragroup investments	38,439	31,078	52,368	19,764	70,890	19,085	(231,624)

Total Investments	38,826	31,078	52,891	19,860	73,754	21,936	(231,624)	6,721	6,393

Property, plant and equipment	172		2		3,885	2,240		6,299	6,166

Other Assets
Cash on deposit	698							698	698
Intercompany	(36,906)	88	11,315	2,490	27,181	(4,168)
Goodwill					58	286	33	377	10,560
Publishing rights, titles and television licences	221		408	55	10,521	21,492	27	32,724	17,252
Receivables	75			135	618	391		1,219	1,219
Inventories					547	3,556		4,103	4,103
Other	207		5		450	83		745	1,355

Total Other Assets	(35,705)	88	11,728	2,680	39,375	21,640	60	39,866	35,187

TOTAL ASSETS	8,771	31,175	64,682	22,552	120,968	51,163	(231,564)	67,747	62,634

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Interest bearing liabilities	14				19			33	33
Other current liabilities	63		501		4,239	4,460	7	9,270	9,507

Total Current Liabilities	77		501		4,258	4,460	7	9,303	9,540
Non-current Liabilities
Interest bearing liabilities	11,791				605			12,396	12,396
Other non-current liabilities	801		611		279	3,552		5,243	10,100

Total Non-Current Liabilities excluding exchangeable securities	12,592		611		884	3,552		17,639	22,496
Exchangeable securities					2,084			2,084

Total Liabilities	12,669		1,112		7,226	8,012	7	29,026	32,036
Minority interest in subsidiaries, including exchangeable securities									7,869
Shareholders’ Equity	(3,898)	31,175	63,570	22,552	113,742	43,151	(231,571)	38,721	22,729

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,771	31,175	64,682	22,552	120,968	51,163	(231,564)	67,747	62,634

See notes to supplemental guarantor information

The News Corporation Limited F-93

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

• NOTE 37 Supplemental Guarantor Information (continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

As of June 30, 2002

(A$ in millions)

	A-GAAP								US-GAAP
	News America Incorporated	The News Corporation Limited (1)	Guarantor Wholly Owned Subsidiaries (1)	Guarantor Non- Wholly Owned Subsidiaries	Non-Guarantor Wholly Owned Subsidiaries	Non-Guarantor Non-Wholly Owned Subsidiaries	Eliminations	The News Corporation Limited and Subsidiaries	The News Corporation Limited and Subsidiaries
ASSETS
Current Assets
Cash	3,920	7	778	66	1,192	374		6,337	6,337
Receivables	25		16	18	1,668	4,684	(602)	5,809	5,809
Inventories			35		405	1,657	(162)	1,935	1,935
Other	6		24	19	236	281		566	598

Total Current Assets	3,951	7	853	103	3,501	6,996	(764)	14,647	14,679

Investments
Investments in associated companies and Other investments	544		2,098	104	2,729	3,112		8,587	8,004
Intragroup investments	40,823	19,513	28,177	22,566	74,652	20,803	(206,534)

Total Investments	41,367	19,513	30,275	22,670	77,381	23,915	(206,534)	8,587	8,004

Property, plant and equipment	203		101		3,599	2,768		6,671	6,527

Other Assets
Intercompany	(37,181)	10,321	4,984	1,073	25,086	(4,283)
Goodwill					(45)	472	28	455	12,500
Publishing rights, titles and television licences	321		123	66	10,156	24,826	(144)	35,348	17,957
Receivables	85		7	147	391	426	(260)	796	796
Inventories					202	4,665	(635)	4,232	4,232
Other	155		23	1	407	120	(1)	705	1,142

Total Other Assets	(36,620)	10,321	5,137	1,287	36,197	26,226	(1,012)	41,536	36,627

TOTAL ASSETS	8,901	29,841	36,366	24,060	120,678	59,905	(208,310)	71,441	65,837

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Interest bearing liabilities	175				11	1,670		1,856	1,856
Other current liabilities	138		194	150	2,949	6,491	(773)	9,149	9,362

Total Current Liabilities	313		194	150	2,960	8,161	(773)	11,005	11,218
Non-current Liabilities
Interest bearing liabilities	13,581				4			13,585	13,585
Other non-current liabilities	752		947	(209)	879	5,592	(2,268)	5,693	10,787

Total Non-Current Liabilities excluding exchangeable securities	14,333		947	(209)	883	5,592	(2,268)	19,278	24,372
Exchangeable securities					1,690			1,690

Total Liabilities	14,646		1,141	(59)	5,533	13,753	(3,041)	31,973	35,590
Minority interest in subsidiaries, including exchangeable securities									5,294
Shareholders’ Equity	(5,745)	29,841	35,225	24,119	115,145	46,152	(205,269)	39,468	24,953

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,901	29,841	36,366	24,060	120,678	59,905	(208,310)	71,441	65,837

See notes to supplemental guarantor information

The News Corporation Limited F-94

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

• NOTE 37 Supplemental Guarantor Information (continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL PERFORMANCE

For the year ended June 30, 2003

(A$ in millions)

	A-GAAP								US-GAAP
	News America Incorporated	The News Corporation Limited (1)	Guarantor Wholly Owned Subsidiaries (1)	Guarantor Non- Wholly Owned Subsidiaries	Non-Guarantor Wholly Owned Subsidiaries	Non-Guarantor Non-Wholly Owned	Eliminations	The News Corporation Limited and Subsidiaries	The News Corporation Limited and Subsidiaries
Sales Revenue	8		1,005		9,209	19,691		29,913	29,752
Operating expenses	250		693	78	8,259	16,281		25,561	25,866

Operating income (loss)	(242)		312	(78)	950	3,410		4,352	3,886

Net loss from associated entities			(335)	(3)	209	40		(89)	(584)
Net profit (loss) from subsidiary entities	5,556	(2,598)	3,337	2,344	794		(9,433)
Net borrowing costs	(3,919)	4,367	899	215	(1,894)	(459)		(791)	(793)
Dividend on exchangeable securities					(94)			(94)
Other items before income tax	(339)	39	272	292	(342)	(300)		(378)	464

Profit (loss) from ordinary activities before income tax	1,056	1,808	4,485	2,770	(377)	2,691	(9,433)	3,000	2,973
Net income tax (expense) benefit					(305)	(217)	(252)	(774)	(1,080)

Net profit (loss) from ordinary activities after tax	1,056	1,808	4,485	2,770	(682)	2,474	(9,685)	2,226	1,893
Net profit attributable to outside equity interests				24		(95)	(347)	(418)	(472)

Net profit (loss) attributable to members of the parent entity	1,056	1,808	4,485	2,794	(682)	2,379	(10,032)	1,808	1,421

See notes to supplemental guarantor information

The News Corporation Limited F-95

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

• NOTE 37 Supplemental Guarantor Information (continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL PERFORMANCE

For the year ended June 30, 2002

(A$ in millions)

	A-GAAP								US-GAAP
	News America Incorporated	The News Corporation Limited (1)	Guarantor Wholly Owned Subsidiaries (1)	Guarantor Non- Wholly Owned Subsidiaries	Non-Guarantor Wholly Owned Subsidiaries	Non-Guarantor Non- Wholly Owned Subsidiaries	Eliminations	The News Corporation Limited and Subsidiaries	The News Corporation Limited and Subsidiaries
Sales revenue	10		1,035		8,365	21,444	(1,840)	29,014	28,776
Operating expenses	205		772	67	7,249	18,940	(1,761)	25,472	28,520

Operating income (loss)	(195)		263	(67)	1,116	2,504	(79)	3,542	256

Net loss from associated entities	(76)		(353)	(6)	(848)	(151)		(1,434)	(14,840)
Net profit (loss) from subsidiary entities	1,573	(11,965)	41	2,198	(1,664)		9,817
Net borrowing costs	(3,733)	3	601	193	2,582	(646)		(1,000)	(1,000)
Dividend on exchangeable securities					(93)			(93)
Other items before income tax	206		(1,729)	(124)	(11,545)	931	287	(11,974)	1,965

Profit (loss) from ordinary activities before income tax	(2,225)	(11,962)	(1,177)	2,194	(10,452)	2,638	10,025	(10,959)	(13,619)
Net income tax (expense) benefit	(22)		(1)		(172)	(231)	(229)	(655)	(572)

Net profit (loss) from ordinary activities after tax	(2,247)	(11,962)	(1,178)	2,194	(10,624)	2,407	9,796	(11,614)	(14,191)
Cumulative effect of accounting change, net of tax									(118)
Net profit attributable to outside equity interests						(67)	(281)	(348)	(361)

Net profit (loss) attributable to members of the parent entity	(2,247)	(11,962)	(1,178)	2,194	(10,624)	2,340	9,515	(11,962)	(14,670)

See notes to supplemental guarantor information

The News Corporation Limited F-96

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

• NOTE 37 Supplemental Guarantor Information (continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL PERFORMANCE

For the year ended June 30, 2001

(A$ in millions)

	A-GAAP								US-GAAP
	News America Incorporated	The News Corporation Limited (1)	Guarantor Wholly Owned Subsidiaries(1)	Guarantor Non- Wholly Owned Subsidiaries	Non-Guarantor Wholly Owned Subsidiaries	Non-Guarantor Non- Wholly Owned Subsidiaries	Eliminations	The News Corporation Limited and Subsidiaries	The News Corporation Limited and Subsidiaries
Sales revenue	52		2,086		7,136	17,646	(1,342)	25,578	25,387
Operating expenses	185		1,564	51	6,359	15,657	(1,331)	22,485	23,564

Operating income (loss)	(133)		522	(51)	777	1,989	(11)	3,093	1,823

Net loss from associated entities			543	11	(235)	7	(575)	(249)	(1,711)
Net profit (loss) from subsidiary entities	2,399	(3,257)	(2,729)	(917)	412		4,092
Net borrowing costs	(3,027)	2,511	717	75	8,953	(743)	(9,421)	(935)	(935)
Dividends on exchangeable securities					(90)			(90)
Change in accounting policy before tax						(1,107)		(1,107)
Other items before income tax	(862)		(342)	861	5,916	(1,828)	(5,019)	(1,274)	635

Net profit (loss) from ordinary activities before income tax	(1,623)	(746)	(1,289)	(21)	15,733	(1,682)	(10,934)	(562)	(188)
Net income tax (expense) benefit	(1)		(126)	11	(37)	221	(56)	12	(517)

Net profit (loss) from ordinary activities after tax	(1,624)	(746)	(1,415)	(10)	15,696	(1,461)	(10,990)	(550)	(705)
Cumulative effect of accounting change, net of tax									(958)
Net profit attributable to outside equity interests						(27)	(169)	(196)	1,445

Net profit (loss) attributable to members of the parent entity	(1,624)	(746)	(1,415)	(10)	15,696	(1,488)	(11,159)	(746)	(218)

See notes to supplemental guarantor information

The News Corporation Limited F-97

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

• NOTE 37 Supplemental Guarantor Information (continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the year ended June 30, 2003

(A$ in millions)

	A-GAAP								US-GAAP
	News America Incorporated	The News Corporation Limited (1)	Guarantor Wholly Owned Subsidiaries (1)	Guarantor Non- Wholly Owned Subsidiaries	Non-Guarantor Wholly Owned Subsidiaries	Non-Guarantor Non- Wholly Owned Subsidiaries	Eliminations	The News Corporation Limited and Subsidiaries	The News Corporation Limited and Subsidiaries
Operating activity
Net profit (loss) attributable to members of the parent entity	1,056	1,808	4,485	2,794	(682)	2,379	(10,032)	1,808	1,421
Adjustment for non-cash and non-operating activities:
Associated entity earnings, net of dividends			274	3	(53)	(30)		194	693
Net profit (loss) from subsidiary entities	(5,556)	2,598	(3,337)	(2,344)	(794)		9,433
Depreciation and amortization	19		1		358	398		776	931
Other items, net	121	(39)	(181)	(292)	181	300		90	(510)
Change in financial position	7,857	(4,367)	(1,573)	(1,972)	(837)	(313)	820	(385)	(45)

Cash provided by (used in) operating activity	3,497		(331)	(1,811)	(1,827)	2,734	221	2,483	2,490

Investing and other activity
Property, plant and equipment	(16)				(281)	(254)		(551)	(551)
Investments	(13)		(447)	(70)	(191)	(862)		(1,583)	(1,590)
Repayment of loan by an associate					170			170	170
Proceeds from sale of non-current assets	40				115	12		167	167

Cash (used in) provided by investing activity	11		(447)	(70)	(187)	(1,104)		(1,797)	(1,804)

Financing activity
Issuance of debt and exchangeable securities					3,172			3,172	3,172
Repayment of debt and exchangeable securities	(773)				(1,336)	(1,564)		(3,673)	(3,673)
Cash on deposit	(698)							(698)	(698)
Funding from related entities		221					(221)
Issuance of shares	90	2		1,825		10		1,927	1,927
Dividends paid		(221)			(41)	(10)		(272)	(272)

Cash provided by (used in) financing activity	(1,381)	2		1,825	1,795	(1,564)	(221)	456	456

Net increase (decrease) in cash	2,127	2	(778)	(56)	(219)	66		1,142	1,142
Opening cash balance	3,920	7	778	66	1,192	374		6,337	6,337
Exchange movement on opening cash balance	(589)			(10)	(108)	(26)		(733)	(733)

Closing cash balance	5,458	9			865	414		6,746	6,746

See notes to supplemental guarantor information

The News Corporation Limited F-98

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

• NOTE 37 Supplement Guarantor Information (continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the year ended June 30, 2002

(A$ in millions)

	A-GAAP								US-GAAP
	News America Incorporated	The News Corporation Limited (1)	Guarantor Wholly Owned Subsidiaries (1)	Guarantor Non-Wholly Owned Subsidiaries	Non-Guarantor Wholly Owned Subsidiaries	Non-Guarantor Non-Wholly Owned Subsidiaries	Eliminations	The News Corporation Limited and Subsidiaries	The News Corporation Limited and Subsidiaries
Operating activity
Net profit (loss) attributable to members of the parent entity	(2,247)	(11,962)	(1,178)	2,194	(10,624)	2,340	9,515	(11,962)	(14,670)
Adjustment for non-cash and non-operating activities:
Associated entity earnings, net of dividends	6		45	6	184	147		388	13,155
Net profit (loss) from subsidiary entities	(1,573)	11,965	(41)	(2,198)	1,664		(9,817)
Depreciation and amortization	12		1		310	428	(2)	749	1,594
Other items, net	(116)		1,685	124	11,940	(884)	430	13,179	2,191
Cumulative effect of accounting change									118
Change in financial position	6,418	(3)	(240)	(201)	(2,162)	(3,143)	55	724	682

Cash provided by (used in) operating activity	2,500		272	(75)	1,312	(1,112)	181	3,078	3,070

Investing and other activity
Property, plant and equipment	(52)		(19)		(218)	(216)		(505)	(505)
Investments	(989)		(356)	(29)	(565)	(1,440)		(3,379)	(3,371)
Proceeds from sale of non-current assets	1,239		48	88	2	2,907		4,284	4,284

Cash (used in) provided by investing activity	198		(327)	59	(781)	1,251		400	408

Financing activity
Issuance of debt
Repayment of debt	(1,883)				(298)			(2,181)	(2,181)
Funding from related entities		208					(208)
Issuance of shares			133					133	133
Dividends paid		(207)		(16)	(48)	(7)		(278)	(278)
Leasing and other finance costs					(2)	(5)		(7)	(7)

Cash provided by (used in) financing activity	(1,883)	1	133	(16)	(348)	(12)	(208)	(2,333)	(2,333)

Net increase (decrease) in cash	815	1	78	(32)	183	127	(27)	1,145	1,145
Opening cash balance	3,460	6	700	109	1,060	254	26	5,615	5,615
Exchange movement on opening cash balance	(355)			(11)	(51)	(7)	1	(423)	(423)

Closing cash balance	3,920	7	778	66	1,192	374		6,337	6,337

See notes to supplemental guarantor information

The News Corporation Limited F-99

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

• NOTE 37 Supplemental Guarantor Information (continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the year ended June 30, 2001

(A$ in millions)

	A-GAAP								US-GAAP
	News America Incorporated	The News Corporation Limited (1)	Guarantor Wholly Owned Subsidiaries(1)	Guarantor Non-Wholly Owned Subsidiaries	Non-Guarantor Subsidiaries	Non-Guarantor Non-Wholly Owned Subsidiaries	Eliminations	The News Corporation Limited and Subsidiaries	The News Corporation Limited and Subsidiaries
Operating activity
Net profit (loss) attributable to members of the parent entity	(1,624)	(746)	(1,415)	(10)	15,696	(1,488)	(11,159)	(746)	(218)
Adjustment for non-cash and non-operating activities:
Associated entity earnings, net of dividends			(533)	(21)	178	66	552	242	1,817
Net profit (loss) from subsidiary entities	(2,399)	3,257	2,729	917	(412)		(4,092)
Depreciation and amortization	3		6		311	390	(4)	706	1,488
Other items, net	862		260	(861)	(5,780)	1,843	5,018	1,342
Change in accounting policy after tax						686		686	(635)
Cummulative effect of accounting change									958
Change in financial position	2,271	(2,511)	(3,373)	138	(7,690)	(375)	10,230	(1,310)	(2,699)

Cash (used in) provided by operating activity	(887)		(2,326)	163	2,303	1,122	545	920	711

Investing and other activity
Property, plant and equipment	(14)		(29)		(699)	(371)		(1,113)	(1,113)
Investments	(134)		218	(160)	(2,210)	(765)	(2)	(3,053)	(2,844)
Proceeds from sale of non-current assets	935		918		532		2	2,387	2,387

Cash (used in) provided by investing activity	787		1,107	(160)	(2,377)	(1,136)		(1,779)	(1,570)

Financing activity
Issuance of debt	1,496	133					(133)	1,496	1,496
Repayment of debt	(63)							(63)	(63)
Issuance of shares	56							56	56
Repurchase of preferred shares, net			(91)					(91)	(91)
Dividends paid		(129)			(67)	(9)		(205)	(205)
Leasing and other finance costs					(6)		1	(5)	(5)

Cash provided by (used in) financing activity	1,489	4	(91)		(73)	(9)	(132)	1,188	1,188

Net increase (decrease) in cash	1,389	4	(1,310)	3	(147)	(23)	413	329	329
Opening cash balance	1,750	2	1,535	90	1,106	238	(83)	4,638	4,638
Exchange movement on opening cash balance	321		475	16	101	39	(304)	648	648

Closing cash balance	3,460	6	700	109	1,060	254	26	5,615	5,615

See notes to supplemental guarantor information

The News Corporation Limited F-100

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

• NOTE 37 Supplemental Guarantor Information (continued)

Notes to Supplemental Guarantor Information

(1)	Guarantors consist of The News Corporation Limited and the following subsidiaries:

Wholly Owned Subsidiaries	Jurisdiction of Incorporation	Principal Business
FEG Holdings, Inc	Delaware, USA	Wholly owned subsidiary of News America, which holds all of News Corporation’s equity and voting interest in FEG
News America Marketing FSI, Inc.	Delaware, USA	Publishes free-standing inserts
News Publishing Australia Limited	Delaware, USA	U.S. holding company. Owns approximately 85% of News America

Non-Wholly Owned Subsidiaries	Jurisdiction of Incorporation	Principal Business
Fox Entertainment Group, Inc.	Delaware, USA	Principally engaged in the development, production and worldwide distribution of feature films and television programs, television broadcasting and cable network programming

(2)	In November 1998, Fox Entertainment Group, Inc. (“FEG”) a subsidiary of News Corporation issued 124.8 million shares of its Class A common stock in an initial public offering. The shares issued represented an equity interest of approximately 14.68%. As a result of this transaction, FEG has been classified in the “Guarantor Non-Wholly Owned Subsidiary” column and FEG’s subsidiaries have been included in the “Non-Guarantor Non-Wholly Owned Subsidiaries” column. In addition, News Corporation has agreed to indemnify FEG from and against any liabilities it may incur pursuant to its guarantees.

(3)	Investments in News Corporation subsidiaries, for purposes of the supplemental consolidating presentation, are accounted for by their parent companies under the equity method of accounting whereby earnings of subsidiaries are reflected in the parent company’s investment account and earnings.

(4)	The guarantees of NAI’s senior public indebtedness constitute senior indebtedness of each of the guarantors thereto, including the Company, and rank pari passu with all present and future senior indebtedness of such guarantors. Because the factual basis underlying the obligations created pursuant to the various facilities and other obligations constituting senior indebtedness of the Company and the guarantors of NAI’s senior public indebtedness, including News Corporation differ, it is not possible to predict how a court in bankruptcy would accord priorities among the obligations of News Corporation and its subsidiaries.

The News Corporation Limited F-101

Parent Entity Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

		Parent Entity
		2003	2002
	Note	A$ million
Statement of Financial Performance
FOR THE YEAR ENDED 30 JUNE, 2003
Dividend income from controlled entities		4,328	3
Interest income from controlled entities		39
Gain on sale of controlled entities		39

Profit from ordinary activities before tax	1	4,406	3

Net profit from ordinary activities after tax		4,406	3

Net profit attributable to members of the parent entity		4,406	3

Total change in equity other than those resulting from transactions with owners as owners		4,406	3

Statement of Financial Position
AS AT 30 JUNE, 2003
Assets
Current Assets
Cash		9	7
Non-trade amounts owing by controlled entities		88	10,321

Total Current Assets		97	10,328

Non-Current Assets
Investments in controlled entities at cost		47,787	33,255

Total Non-Current Assets		47,787	33,255

Total Assets		47,884	43,583

Shareholders’ Equity
Contributed equity		29,728	29,529
Asset revaluation reserve		311	311
Retained profits	3	17,845	13,743

Shareholders’ equity attributable to members of the parent entity		47,884	43,583

Total Shareholders’ Equity		47,884	43,583

Statement of Cash Flows
FOR THE YEAR ENDED 30 JUNE, 2003
Operating activity
Net profit attributable to members of the parent entity		4,406	3
Change in receivables		(4,406)	(3)

Cash provided by operating activity

Financing activity
Funding from related entities		221	208
Issuance of shares		2
Dividends paid	2	(221)	(207)

Cash provided by financing activity		2	1

Net increase in cash		2	1
Opening cash balance		7	6

Closing cash balance		9	7

These Statements should be read in conjunction with the following notes and preceding Notes 1, 12, 25, 27, 28, 30 and 31.

The News Corporation Limited F-102-

Parent Entity Financial Statements (continued)

FOR THE YEAR ENDED 30 JUNE, 2003

	Parent Entity
	2003	2002
	A$ million
NOTE 1
Income tax expense
Profit from ordinary activities before tax	4,406	3
Prima facie tax expense at 30%	(1,322)	(1)

Difference	(1,322)	(1)

Difference due to:
Dividends on which tax is rebateable	(1,298)	(1)
Tax benefit received on losses transferred for nil consideration	(12)
Capital Item	(12)

	(1,322)	(1)

NOTE 2

Dividends

Dividends declared and proposed during the year:

Class of Shares	Dividend per share		Franking
	Interim	Final
Ordinary	1.5 cents	1.5 cents	Unfranked	63	31
Preferred limited voting ordinary	3.75 cents	3.75 cents	Unfranked	241	120

				304	151

Refer to Note 10 on page F-23 for further details.

NOTE 3
Retained profits
Retained profits at the beginning of the financial year	13,743	13,891
Net profit attributable to members of the parent entity	4,406	3
Dividends declared and proposed	(304)	(151)

Retained profits at the end of the financial year	17,845	13,743

NOTE 4

Non-cash transactions

During fiscal 2003, the parent entity acquired additional investments in controlled entities of $14.5 billion. Consideration was a reduction in amounts owing by controlled entities and as such was non-cash in nature.

Additionally, non-cash dividends of $4.3 billion were received by the parent entity from its controlled entities.

NOTE 5

Other information

As at 30 June, 2003, there are no employees of the parent entity (2002 nil).

Directors’ remuneration is paid by operating entities and disclosed in Note 12. Auditors’ remuneration is borne by other Group entities.

The News Corporation Limited F-103

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of Fox Entertainment Group, Inc.

We have audited the accompanying consolidated balance sheets of Fox Entertainment Group, Inc., a Delaware corporation, and Subsidiaries (the “Company”), as of June 30, 2003 and 2002 and the related consolidated statements of operations, cash flows and shareholders’ equity for the years then ended. The consolidated financial statements of the Company as of June 30, 2001 and for the year then ended were audited by other auditors who have ceased operations and whose report dated August 16, 2001 expressed an unqualified opinion on those statements. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fox Entertainment Group, Inc. and Subsidiaries as of June 30, 2003 and 2002, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 9 to the consolidated financial statements, effective July 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets.

ERNST & YOUNG LLP

Los Angeles, California

August 13, 2003

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

ARTHUR ANDERSEN LLP

Los Angeles, California

August 16, 2001

except for Note 19 b, as to

which the date is August 23, 2001

FOX ENTERTAINMENT GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(in millions except share and per share amounts)

	As of June 30,
	2003	2002
Assets:
Cash and cash equivalents	$72	$56
Accounts receivable, net	2,647	2,577
Filmed entertainment and television programming costs, net	3,161	3,062
Investments in equity affiliates	1,560	1,424
Property and equipment, net	1,464	1,501
Goodwill, net	4,813	5,093
Intangible assets, net	8,663	8,076
Other assets and investments	919	1,087

Total assets	$23,299	$22,876

Liabilities and Shareholders’ Equity
Liabilities:
Accounts payable and accrued liabilities	$1,665	$1,844
Participations, residuals and royalties payable	1,141	1,129
Television programming rights payable	1,397	1,428
Deferred revenue	449	500
Borrowings	—	942
Deferred income taxes	2,053	1,912
Other liabilities	797	735

	7,502	8,490
Due to affiliates of News Corporation	704	1,413

Total liabilities	8,206	9,903

Minority interest in subsidiaries (Note 11)	790	878
Commitments and contingencies
Shareholders’ Equity:
Preferred stock, $.01 par value per share; 100,000,000 shares authorized; 0 shares issued and outstanding as of June 30, 2003 and 2002	—	—
Class A Common stock, $.01 par value per share; 1,000,000,000 authorized; 352,436,375 and 302,436,375 issued and outstanding as of June 30, 2003 and 2002, respectively	4	3
Class B Common stock, $.01 par value per share; 650,000,000 authorized; 547,500,000 issued and outstanding as of June 30, 2003 and 2002	6	6
Additional paid-in capital	12,780	11,569
Retained earnings and accumulated other comprehensive income	1,513	517

Total shareholders’ equity	14,303	12,095

Total liabilities and shareholders’ equity	$23,299	$22,876

The accompanying notes are an integral part of these consolidated financial statements.

FOX ENTERTAINMENT GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions except per share amounts)

	For the year ended June 30,
	2003	2002	2001
Revenues	$11,002	$9,725	$8,414
Expenses:
Operating	7,693	7,226	6,274
Selling, general and administrative	1,343	1,293	1,101
Depreciation and amortization	183	400	387
Other operating charge	—	909	—

Operating income (loss)	1,783	(103)	652
Other (Expense) Income:
Interest expense, net	(136)	(241)	(345)
Equity earnings (losses) of affiliates	(1)	(144)	(92)
Minority interest in subsidiaries	(29)	(37)	(14)
Other, net	—	1,540	190

Income before provision for income taxes and cumulative effect of accounting change	1,617	1,015	391
Provision for income tax expense on a stand-alone basis	(586)	(408)	(185)

Income before cumulative effect of accounting change	1,031	607	206
Cumulative effect of accounting change, net of tax	—	(26)	(494)

Net income (loss)	$1,031	$581	$(288)

Basic and diluted earnings per share before cumulative effect of accounting change	$1.17	$0.72	$0.28
Basic and diluted cumulative effect of accounting change, net of tax, per share	—	(0.03)	(0.68)

Basic and diluted earnings (loss) per share	$1.17	$0.69	$(0.40)

Basic and diluted weighted average number of common equivalent shares outstanding	881	838	724

The accompanying notes are an integral part of these consolidated financial statements.

FOX ENTERTAINMENT GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	For the year ended June 30,
	2003	2002	2001
Operating activities:
Net income (loss)	$1,031	$581	$(288)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	183	400	387
Amortization of cable distribution investments	125	116	90
Other operating charge	—	909	—
Cumulative effect of accounting change, net of tax	—	26	494
Equity (earnings) losses of affiliates and distributions	5	179	137
Other, net	—	(1,540)	(190)
Minority interest in subsidiaries	11	1	—
Deferred taxes	218	(56)	(3)
Change in operating assets and liabilities, net of acquisitions:
Accounts receivable and other assets	(79)	(18)	(268)
Filmed entertainment and television programming costs, net	(99)	267	(507)
Accounts payable and accrued liabilities	(101)	(117)	62
Participations, residuals and royalties payable and other liabilities	13	239	(67)

Net cash provided by (used in) operating activities	1,307	987	(153)

Investing activities:
Acquisitions, net of cash acquired	(424)	(332)	(85)
Proceeds from sale of investments in equity affiliates	—	1,543	465
Investments in equity affiliates	(117)	(321)	(177)
Other investments	(50)	(132)	(234)
Purchases of property and equipment, net of acquisitions	(170)	(80)	(145)
Disposals of property and equipment	9	—	—

Net cash (used in) provided by investing activities	(752)	678	(176)

Financing activities:
Borrowings	95	26	281
Repayment of borrowings	(1,042)	(194)	(982)
(Decrease) increase in minority interest in subsidiaries	(7)	6	—
(Decrease) increase in Preferred Interests	(88)	8	841
Proceeds from issuance of common stock	1,212	—	—
(Repayments to) advances from affiliates of News Corporation, net	(709)	(1,521)	141

Net cash (used in) provided by financing activities	(539)	(1,675)	281

Net increase (decrease) in cash and cash equivalents	16	(10)	(48)
Cash and cash equivalents, beginning of year	56	66	114

Cash and cash equivalents, end of year	$72	$56	$66

Supplemental information on businesses acquired:
Fair value of assets acquired		$5,267
Cash acquired		20
Less: liabilities assumed		1,730
cash paid		10

Fair value of stock consideration		$3,547

The accompanying notes are an integral part of these consolidated financial statements.

FOX ENTERTAINMENT GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in millions)

	PREFERRED STOCK	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL
BALANCE AS OF JUNE 30, 2000	$—	$8	$8,023	$214	$1	$8,246
Comprehensive income (loss):
Net loss	—	—	—	(288)	—	(288)
Foreign currency translation adjustments	—	—	—	—	10	10

Total comprehensive income (loss)	—	—	—	(288)	10	(278)

BALANCE AS OF JUNE 30, 2001	—	8	8,023	(74)	11	7,968

Class A Common Stock offering	—	1	3,546	—	—	3,547
Comprehensive income (loss):
Net income	—	—	—	581	—	581
Minimum pension liability	—	—	—	—	(9)	(9)
Foreign currency translation adjustments	—	—	—	—	8	8

Total comprehensive income (loss)	—	—	—	581	(1)	580

BALANCE AS OF JUNE 30, 2002	—	9	11,569	507	10	12,095

Class A Common Stock offering	—	1	1,211	—	—	1,212
Comprehensive income (loss):
Net income	—	—	—	1,031	—	1,031
Minimum pension liability	—	—	—	—	(70)	(70)
Foreign currency translation adjustments	—	—	—	—	35	35

Total comprehensive income (loss)	—	—	—	1,031	(35)	996

BALANCE AS OF JUNE 30, 2003	$—	$10	$12,780	$1,538	$(25)	$14,303

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

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company consolidated with the accounts of its majority-owned and controlled subsidiaries. For financial reporting purposes, control generally means ownership of a majority interest in an entity but may, in certain instances, result from other considerations, including the Company’s capacity to control decision making in relation to the financial and operating policies of the consolidated entity.

Fox Television Holdings, Inc. (“FTH”), a subsidiary of the Company, has 7,600 shares of voting preferred stock issued and outstanding with a liquidation value of $760,000 and cumulative dividends at the rate of 12% per annum. Such shares are held by an executive of the Company and represent 76% of the voting power of FTH. FTH is included in these consolidated financial statements because the Company is deemed to control FTH for financial reporting purposes. Among the reasons why the Company has a controlling financial interest in FTH are (i) the Company has the ability to redeem the voting preferred stock, at any time, at the liquidation value of $760,000 plus accrued dividends, (ii) the dividends on, and amounts to be paid on redemption of, the voting preferred stock are fixed, and not related to the performance of FTH, and, (iii) senior management of FTH, including its Board of Directors, consists solely of persons employed by the Company. As a result, the controlling financial interest in FTH rests with the Company through its common stock ownership of FTH.

All material intercompany accounts and transactions have been eliminated in the consolidated financial statements of the Company.

The Company maintains a 52-53 week fiscal year ending on the Sunday nearest to June 30. Fiscal years 2001 through 2003 comprised 52-week periods.

BALANCE SHEET PRESENTATION

As permitted by Statement of Position No. (“SOP”) 00-2, “Accounting by Producers or Distributors of Films,” the Company presents an unclassified balance sheet.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand and marketable securities with original maturities of three months or less.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

REVENUE RECOGNITION

Filmed Entertainment:

Revenues are recognized in accordance with SOP 00-2 paragraph .07. Specifically, revenues from the theatrical distribution of motion pictures are recognized as they are exhibited and revenues from home video and DVD sales, net of reserve for estimated returns, together with related costs, are recognized on the date that video and DVD units are made widely available for sale by retailers and all Company-imposed restrictions on the sale of video and DVD units have expired.

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

In November 2001, the Financial Accounting Standards Board (“FASB”) issued Emerging Issues Task Force No. (“EITF”) 01-09, “Accounting for the Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products,” which was effective for the Company as of January 1, 2002. This EITF, among other things, codified the issues and examples of EITF 00-25, “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products.” EITF 00-25 states that customer incentives, which consist of the amortization of cable distribution investments (capitalized fees paid to a cable or DBS operator to facilitate the launch of a cable network), should be presented as a reduction in revenue in the consolidated statement of operations. As required, the Company has classified the amortization of cable distribution investments against revenues for all periods presented. Operating income (loss), Net income (loss) and Earnings (loss) per share are not affected by this classification. This classification affects the Company’s and the Cable Network Programming segment’s revenues. The effect of the classification on the Company’s revenues is as follows:

	For the year ended June 30,
	2003	2002	2001
	(in millions)
Gross Revenues	$11,127	$9,841	$8,504
Amortization of cable distribution investments	(125)	(116)	(90)

Revenues	$11,002	$9,725	$8,414

FILMED ENTERTAINMENT AND TELEVISION PROGRAMMING COSTS

Filmed Entertainment Costs:

In accordance with SOP 00-2, Filmed entertainment costs include capitalizable production costs, overhead and interest costs expected to benefit future periods, net of any amounts received from outside investors. These costs, as well as participations and talent residuals, are recognized as operating expenses on an individual film basis in the ratio that the current year’s gross revenues bear to management’s estimate of total ultimate gross revenues from all sources. Marketing costs and development costs under term deals are charged as operating expenses as incurred. Story costs for projects not produced are written-off at the earlier of the time the decision is taken not to develop the story or after three years.

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

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company adopted SOP 00-2 on July 1, 2000, which established new accounting standards for producers and distributors of films and superseded Statement of Financial Accounting Standard (“SFAS”) No. 53, “Financial Reporting by Producers and Distributors of Motion Picture Films.” SOP 00-2 established new accounting standards for, among other things, marketing and development costs. The Company recorded a one-time, non-cash charge of $494 million, net of $302 million tax, as a cumulative effect of accounting change as of July 1, 2000. This charge primarily reflects the write-off of marketing and certain development costs, which were previously capitalized under SFAS No. 53 and are no longer capitalizable under SOP 00-2. Subsequent to the adoption of SOP 00-2, the Company’s accounting policy is to expense marketing and certain development costs as incurred.

Television and Cable Programming Costs:

In accordance with SFAS No. 63, “Financial Reporting by Broadcasters,” program rights for entertainment programs for the Television Stations, Television Broadcast Network and Cable Network Programming segments are amortized primarily on a straight-line basis, generally based on the usage of the program or term of license. Original cable programming is amortized on an accelerated basis. The Company has single and multi-year contracts for broadcast rights of programs and sporting events. At the inception of these contracts and at each subsequent reporting date, the Company evaluates the recoverability of the costs associated therewith against the revenues directly associated with the program material and related expenses. Where an evaluation indicates that a programming contract will result in an ultimate loss, additional amortization is provided to currently recognize that loss. The costs of national sports contracts for the Television Broadcast Network and Cable Network Programming segments are charged to expense based on the ratio of each period’s operating profits to estimated total operating profit of the contract. Estimates of total operating profit can change significantly and accordingly, are reviewed periodically and amortization is adjusted as necessary.

The costs of regional sports contracts for the Cable Network Programming segment, which are for a specified number of events, are amortized on an event-by-event basis and those, which are for a specified season, are amortized over the season on a straight-line basis.

INVESTMENTS IN EQUITY AFFILIATES

Investments in and advances to affiliates or joint ventures in which the Company has a substantial ownership interest of approximately 20% to 50% and exercises significant influence, or for which the Company owns more than 50% but does not control policy decisions, are accounted for by the equity method. Prior to the Company’s July 1, 2002 adoption of SFAS 142, “Goodwill and Other Intangible Assets,” the Company’s share of net earnings or losses of affiliates included the amortization of the difference between the Company’s investment and its share of the net assets of the investee. Upon adoption of SFAS 142, the portion of excess costs on equity method investments that represents goodwill is no longer amortized, but continues to be considered for impairment under Accounting Principles Board Opinion (“APB”) No. 18, “The Equity Method of Accounting for Investments in Common Stock.”

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over an estimated useful life of three to forty years. Leasehold improvements are amortized using the straight-line method over the shorter of their useful lives or the life of the lease. Costs associated with the repair and maintenance of property are expensed as incurred.

INTANGIBLE ASSETS

As a creator and distributor of branded content, the Company has a significant amount of intangible assets, including goodwill, film and television libraries, Federal Communications Commission (“FCC”) licenses, sports franchises and trademarks. Goodwill is recorded as the difference between the cost of acquiring entities and amounts assigned to their tangible and identifiable intangible net assets. Effective July 1, 2002, the Company adopted SFAS No. 142, SFAS No. 142 eliminates the requirement to amortize goodwill, indefinite-lived intangible assets and the excess cost over the Company’s share of equity investees’ assets and supersedes APB No. 17, “Intangible Assets,” and replaces it with requirements to assess goodwill and indefinite-lived intangible assets annually for impairment. Intangible assets that are deemed to have a definite life will continue to be amortized over their useful lives. SFAS No. 142 requires the Company to perform an initial impairment assessment of its goodwill and indefinite-lived intangible assets as of the date of adoption. This impairment assessment compares the fair value of these intangible assets to their carrying value. As a result of the tests performed, the Company has determined that none of its goodwill and indefinite-lived intangible assets are impaired. In addition, for goodwill and other intangibles acquired in business combinations consummated before July 1, 2001, SFAS No. 141, “Business Combinations,” requires the Company to reclassify to goodwill those intangibles (and their related deferred tax liabilities) that do not meet the criteria in SFAS No. 141 for recognition apart from goodwill and to reclassify to intangibles those amounts reported as goodwill that meet the SFAS No. 141 criteria for separate recognition.

IMPAIRMENT OF LONG-LIVED AND INTANGIBLE ASSETS

SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” requires that the Company periodically review the carrying amounts of its property and equipment and its finite-lived intangible assets to determine whether current events or circumstances indicate that such carrying amounts may not be recoverable. If the carrying amount of the asset is greater than the expected undiscounted cash flows to be generated by such asset, an impairment adjustment is to be recognized. Such adjustment is measured by the amount that the carrying value of such assets exceeds their fair value. The Company generally measures fair value by considering sale prices for similar assets or by discounting estimated future cash flows using an appropriate discount rate. Considerable management judgment is necessary to estimate the fair value of assets, accordingly, actual results could vary significantly from such estimates. Assets to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell.

FINANCIAL INSTRUMENTS

The fair value of financial instruments, including cash and cash equivalents, investments and long-term borrowings, is generally determined by reference to market values resulting from trading on national securities exchanges. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

STOCK-BASED COMPENSATION

SFAS No. 123, “Accounting for Stock-Based Compensation,” encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation awards to employees under APB No. 25, “Accounting for Stock Issued to Employees,” and its interpretation, FASB Interpretation No. (“FIN”) 44, “Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25”.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” Among other things, SFAS No. 148 requires the disclosure in interim reports of compensation expense calculated according to SFAS No. 123 for those awards of stock-based employee compensation that were outstanding and accounted for under the intrinsic value method of APB No. 25. The following table illustrates the effect on Net income (loss) and Earnings (loss) per share as if the fair value based method under SFAS No. 123 had been applied to all outstanding and unvested awards in each period.

	For the year ended June 30,
	2003	2002	2001
	(in millions except per share data)
Net income (loss), as reported	$1,031	$581	$(288)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(47)	(30)	(20)

Pro forma net income (loss)	$984	$551	$(308)

Basic and diluted earnings (loss) per share:
As reported	$1.17	$0.69	$(0.40)
Pro forma	$1.12	$0.66	$(0.43)

COMPREHENSIVE INCOME

The Company follows SFAS No. 130, “Reporting Comprehensive Income,” for the reporting and display of comprehensive income and its components in financial statements and thereby reports a measure of all changes.

DERIVATIVES

SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” requires every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded on the balance sheet at fair value as either an asset or a liability. The statement also requires that changes in the fair value of recorded derivatives be recognized currently in earnings unless specific hedge accounting criteria are met.

The Company uses financial instruments designated as cash flow hedges to hedge its limited exposures to foreign currency exchange risks associated with the costs for producing films abroad. All cash flow hedges are recorded at fair value on the consolidated balance sheet. As of June 30, 2003 and 2002, the contractual amount of foreign exchange forward contracts was $7.6 million and $18.5 million and the net fair value liability and net fair value asset was $0.2 million and $1.3 million, respectively. These contracts expire in July 2003. The effective changes in fair value of derivatives designated as cash flow hedges are recorded in accumulated other comprehensive income (loss) with foreign currency translation adjustments. Amounts are reclassified from accumulated other comprehensive income (loss) when the underlying hedged item is recognized in earnings. All ineffective changes in fair value of derivatives are recorded in earnings.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

GUARANTEES

In fiscal 2003, the Company adopted FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 elaborates on the disclosure requirements of a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing certain guarantees. FIN 45 also incorporates, without change, the guidance in FIN 34, “Disclosure of Indirect Guarantees of Indebtedness of Others,” which it supersedes. The initial recognition and initial measurement provisions are applicable to guarantees issued or modified after December 31, 2002. The accounting followed by a guarantor on prior guarantees may not be changed to conform to the guidance of FIN 45. The initial adoption of this policy did not impact the Company’s financial statements.

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

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company uses significant estimates in determining the amortization of filmed entertainment costs and programming contracts. Because of the use of estimates inherent in the financial reporting process, especially for entertainment companies, actual results could differ from those estimates. These differences could be material.

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”. FIN 46 requires an enterprise to consolidate a variable interest entity if it is determined that the enterprise is a primary beneficiary of that entity, as that term is defined in FIN 46. Assets, liabilities, and non controlling interests of newly consolidated variable interest entities will be initially measured at fair value. After initial measurement, the consolidated variable interest entity will be accounted for under the guidance provided by Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” FIN 46 is effective immediately for variable interest entities created or entered into after January 31, 2003. For variable interest entities created or acquired before February 1, 2003, FIN 46 applies in the first fiscal year or interim period beginning after June 15, 2003. The Company will adopt FIN 46 as of July 1, 2003 and is currently assessing the impact of such adoption on its consolidated balance sheet and statement of operations.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 amends SFAS No. 6, “Elements of Financial Statements,” to improve accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new statement requires that those instruments be classified as liabilities in statements of financial position. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. For financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption, transition shall be achieved by reporting the cumulative effect of change in an accounting principle by initially measuring the financial instruments at fair value or other measurement attribute required by this statement. The Company will adopt SFAS No. 150 on July 1, 2003 and does not expect it to have a material impact on its consolidated balance sheet and statement of operations.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the fiscal 2003 presentation.

3.    ISSUANCE OF COMMON STOCK

In May 2002, the Company filed a Form S-3 with the Securities and Exchange Commission, which allows the Company to issue, from time to time, Class A Common Stock and/or debt securities for aggregate proceeds of up to $2.5 billion. In November 2002, the Company sold 50 million shares of its Class A Common Stock for net proceeds of approximately $1.2 billion. The Company used the net proceeds to reduce obligations Due to affiliates of News Corporation. Upon consummation of the offering, News Corporation’s equity and voting interests in the Company decreased from 85.3% and 97.8% to 80.6% and 97.0%, respectively.

4.    CHRIS-CRAFT ACQUISITION

On July 31, 2001, News Corporation, through a wholly-owned subsidiary, acquired all of the outstanding common stock of Chris-Craft Industries, Inc. and its subsidiaries, BHC Communications, Inc. and United Television, Inc., (collectively, “Chris-Craft”). The consideration for the acquisition was approximately $2 billion in cash and approximately $3 billion in News Corporation American Depositary Receipts representing preferred limited voting ordinary shares (“ADRs”). Simultaneously with the closing of the acquisition, News Corporation transferred $3,432 million of net assets, constituting Chris-Craft’s ten television stations (the “Acquired Stations”) to the Company in exchange for 122,244,272 shares of the Company’s Class A Common Stock and net indebtedness of $48 million (the “Exchange”), thereby increasing News Corporation’s ownership in the Company from 82.76% to 85.25%. The Company assigned the licenses issued by the FCC for the Acquired Stations to its indirect subsidiary, Fox Television Stations, Inc., which became the licensee and controls the operations of the Acquired Stations. News Corporation acquired Chris-Craft and transferred to the Company the Acquired Stations in order to strengthen the Company’s existing television station business. This transaction has been treated as a purchase in accordance with SFAS Nos. 141 and 142. For financial reporting purposes, in accordance with EITF 90-5, “Exchanges of Ownership Interests between Entities under Common Control,” the Company recognized the assets and liabilities of Chris-Craft based upon their acquired basis in the News Corporation merger and issued equity to News Corporation at that value.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company consolidated the results of operations of the Acquired Stations as of the date of Exchange, July 31, 2001, with the exception of KTVX-TV in Salt Lake City, whose operations were not consolidated as of the Exchange due to regulatory requirements which precluded the Company from controlling the station and required its disposal (see description of Clear Channel swap below).

In October 2001, the Company exchanged KTVX-TV in Salt Lake City and KMOL-TV in San Antonio with Clear Channel Communications, Inc. for WFTC-TV in Minneapolis (the “Clear Channel swap”). In addition, in November 2001, the Company exchanged KBHK-TV in San Francisco with Viacom Inc. (“Viacom”) for WDCA-TV in Washington, DC and KTXH-TV in Houston (the “Viacom swap”). In June 2002, the Company exchanged KPTV-TV in Portland for Meredith Corporation’s WOFL-TV in Orlando and WOGX-TV in Ocala (the “Meredith swap”, and together with the Viacom and Clear Channel swaps, the “Station Swaps”). All of the stations exchanged in the Station Swaps were Acquired Stations. The stations received in the Station Swaps have been independently appraised at the same fair values as those Acquired Stations that were exchanged. Accordingly, no gain or loss was recognized by the Company as a result of the Station Swaps.

The purchase price was allocated to the fair value of assets acquired and liabilities assumed. The allocation to acquired intangible assets included both goodwill and FCC licenses, which are deemed to have indefinite lives, and therefore are not subject to amortization in accordance with the provisions of SFAS No. 142. The goodwill and intangibles were assigned to the Television Stations segment, the majority of which are not deductible for tax purposes. In accordance with SFAS No. 109, the Company has recorded deferred taxes for the basis difference related to FCC licenses and other acquired assets and liabilities.

5.    ACQUISITIONS AND DISPOSITIONS

In January 2000, the Company completed a series of integrated transactions with Healtheon/WebMD Corporation (“WebMD”) to exchange, among other things, media services and its interest in The Health Network (“THN”) for a cost based Preferred stock interest in WebMD. No gain or loss was recorded by the Company in connection with this original integrated transaction. On December 29, 2000, the Company, News Corporation and WebMD entered into an agreement to restructure the initial integrated transaction, which resulted in the Company agreeing to exchange its entire Preferred stock investment with a carrying value of $505 million, for an approximate $126 million reduction in the Company’s obligation to provide future media services, an approximate $37 million elimination of future funding commitments to THN, and the acquisition of WebMD’s interest in THN. The acquisition of THN was recorded at its fair market value of approximately $200 million, as determined by an independent appraisal. The Company will continue to provide future domestic media services over the remaining eight years and will remain obligated for cash payments to WebMD of $5.7 million over the remaining term. The carrying value of the deferred revenue for future media services is approximately $107 million as of June 30, 2003, with a market value of approximately $135 million, which is included in the Company’s commitments. Such deferred revenue will be recognized over the remaining term as such media services are delivered under an agreed annual commitment schedule based upon market rates prevailing in each future period. The restructuring transaction resulted in the Company recording a non-cash charge of approximately $143 million, which is reflected within Other, net in the consolidated statement of operations for the year ended June 30, 2001.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

In February 2001, Fox Sports Networks, LLC (“Fox Sports Networks”), a subsidiary of the Company, acquired certain assets and liabilities constituting the business of Midwest Sports Channel, a regional sports network serving the Minneapolis, Minnesota and Milwaukee, Wisconsin metropolitan areas, pursuant to an Assignment and Assumption Agreement among Fox Sports Networks, Viacom and Comcast Corporation (“Comcast”) and a Purchase Agreement between Viacom and Comcast for approximately $40 million. The excess of the net purchase price over the net assets acquired, of approximately $33 million is reflected within Goodwill, net on the consolidated balance sheets.

In February 2001, Fox Sports Networks sold its approximate 34% limited partnership interest in Home Team Sports, in a non-cash exchange for new or amended cable carriage arrangements (the “Carriage Arrangements”) related to the distribution of the Company’s programming services on cable systems. The value ascribed to the Carriage Arrangements was $45 million and was based upon the value of similar cash transactions that the Company had completed. The Company has recognized a gain of approximately $40 million related to this transaction, which is reflected within Other, net in the consolidated statement of operations for the year ended June 30, 2001.

In March 2001, the Company acquired the outstanding equity of New Millennium Investors, LLC (“New Millennium”) for an aggregate purchase price of $45 million. (See Note 11).

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

In July 2001, as a result of the exercise of rights by existing shareholders of Outdoor Life Network, LLC (“Outdoor Life”), the Company acquired 50.23% of Outdoor Life for approximately $309 million. This acquisition resulted in the Company owning approximately 83.18% of Outdoor Life. In October 2001, a shareholder of Outdoor Life acquired the Company’s ownership interest in Outdoor Life for approximately $512 million in cash. During the period from July 2001 until the closing of the sale of Outdoor Life in October 2001, the ownership interest in Outdoor Life was held for sale and control of Outdoor Life was deemed temporary. Therefore, in accordance with SFAS No. 94 and EITF 87-11 the results of Outdoor Life were not consolidated in the Company’s statement of operations for this period. Upon the closing of the sale of the Company’s ownership interest in Outdoor Life, the Company recognized a gain of $147 million, which was reflected in Other, net in the accompanying consolidated statements of operations for the year ended June 30, 2002.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In October 2001, the Company, Haim Saban and the other stockholders of Fox Family Worldwide, Inc. (“FFW”), sold FFW to The Walt Disney Company (“Disney”) for total consideration of approximately $5.2 billion (including the assumption of certain debt) of which approximately $1.6 billion was in consideration of the Company’s interest in FFW, which was rebranded ABC Family. As a result of this transaction, the Company recognized a pre-tax gain of approximately $1.4 billion, which was reflected in Other, net in the accompanying consolidated statement of operations for the year ended June 30, 2002. The proceeds from this transaction were used to reduce obligations Due to affiliates of News Corporation. In addition, the Company sublicensed certain post-season Major League Baseball (“MLB”) games through the 2006 MLB season to Disney for aggregate consideration of approximately $675 million, payable over the entire period of the sublicense.

In December 2001, News Corporation acquired from Liberty Media Corporation (“Liberty”) its 50% interest in Fox Sports International, in exchange for 3,673,183 ADRs valued at $115 million. Under the terms of the transaction, the Company purchased News Corporation’s acquired interest in Fox Sports International, which increased the Company’s ownership interest from 50% to 100%, in exchange for the issuance of 3,632,269 shares of the Company’s Class A Common Stock. As a result of this transaction, News Corporation’s equity ownership interest in the Company increased from 85.25% to 85.32%. For financial reporting purposes, in accordance with EITF 90-5, the Company recognized the assets and liabilities of Fox Sports International based upon their acquired basis in the News Corporation acquisition and issued 3,632,269 shares of the Company’s Class A Common Stock to News Corporation at that value. This transaction has been treated as a purchase in accordance with SFAS Nos. 141 and 142.

In January 2002, the Company acquired an approximate 23.3% voting interest in the Sunshine Network (“Sunshine”) for approximately $23.3 million. This resulted in the acquisition of a controlling financial interest in Sunshine and increased the Company’s ownership percentage in Sunshine to approximately 83.3%. In February 2002, the Company acquired an additional approximate 0.4% interest in Sunshine, increasing the Company’s ownership interest to approximately 83.7%. In October 2002, the Company acquired News Corporation’s 9.8% equity interest in Sunshine for consideration of approximately $3 million. For financial reporting purposes, in accordance with EITF 90-5, the Company recognized the carrying basis of Sunshine based upon its acquired basis from News Corporation. This acquisition increased the Company’s ownership interest in Sunshine to 93.7% with the remaining minority interest held by third parties. Since the Company obtained a controlling financial interest upon acquisition in January 2002, Sunshine has been consolidated into the Cable Network Programming segment of the Company. This transaction has been treated as a purchase in accordance with SFAS Nos. 141 and 142.

In August 2002, the Company acquired WPWR-TV in the Chicago designated market area (“DMA”) from Newsweb Corporation for $425 million. This transaction has been treated as a purchase in accordance with SFAS Nos. 141 and 142.

In April 2003, News Corporation, General Motors Corporation (“GM”) and Hughes Electronics Corporation (“Hughes”) reached an agreement in which News Corporation would acquire 34% of Hughes. News Corporation will acquire GM’s approximate 19.9% interest in Hughes for $3.8 billion, of which $768 million of the consideration may be paid in News Corporation ADRs. News Corporation will acquire through a merger an additional 14.1% of Hughes for approximately $2.7 billion that is payable, at News Corporation’s option, in cash, News Corporation ADRs, or a combination thereof. Simultaneously with the closing of this transaction, News Corporation will transfer its 34% ownership interest in Hughes to the Company in exchange for promissory notes representing $4.5 billion and approximately 74.2 million shares of the Company’s Class A Common Stock, thereby increasing News Corporation’s ownership interest in the Company from 80.6% to approximately 82.0%. News Corporation’s voting percentage will remain at 97.0%. The closing of this transaction is subject to a number of conditions, including approval by GM’s shareholders and regulatory approvals.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.    FILMED ENTERTAINMENT AND TELEVISION PROGRAMMING COSTS, NET

Filmed entertainment and television programming costs, net consisted of the following as of June 30:

	As of June 30,
	2003	2002
	(in millions)
Filmed entertainment costs:
Films:
Released	$733	$728
Completed, not released	31	80
In production	603	366
In development or preproduction	52	49

	1,419	1,223

Television productions:
Released	481	500
In production	77	94
In development or preproduction	—	7

	558	601

Total filmed entertainment costs, less accumulated amortization	1,977	1,824
Television programming costs, less accumulated amortization	1,184	1,238

Total filmed entertainment and television programming costs, net	$3,161	$3,062

As of June 30, 2003 the Company estimated that approximately 65% of unamortized filmed entertainment costs from completed films are expected to be amortized during fiscal year 2004 and approximately 96% of released unamortized filmed entertainment costs will be amortized within the next three years. As of June 30, 2003, the Company estimated that approximately 49% of $857 million in accrued participation liabilities will be payable during fiscal year 2004.

7.    INVESTMENTS

The Company’s investments in equity affiliates consist principally of 40% of Regional Programming Partners (“RPP”), a partnership holding interests in various regional sports networks (“RSNs”) and sporting teams and arenas; 40% of Ventures Arena, an entity which holds interests in sporting arenas; 50% of National Sports Partners (“NSP”), a 24 hour national sports programming service; 66.7% of the domestic National Geographic Channel and 50% of the international National Geographic Channel (together, the “National Geographic Channels”), which air documentary programming on such topics as natural history, adventure, science and culture.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of June 30, 2003, the investment in these affiliates was as follows: RPP—$918 million; Ventures Arena—$129 million; NSP—$60 million; and the National Geographic Channels—$238 million. As of June 30, 2002, the investment in these affiliates was as follows: RPP—$896 million; Ventures Arena—$122 million; NSP—$29 million; and the National Geographic Channels—$214 million.

The Company’s investment in several of its affiliates exceeded its equity in the underlying net assets at their acquisition by a total of $402 million as of June 30, 2003 and 2002. In accordance with SFAS No. 142, these excess amounts are no longer being amortized. Prior to fiscal 2003, these excess amounts had been amortized over 40 years (see Note 9).

The Company’s share of the income (loss) of each of its equity affiliates is as follows:

	Ownership Percentage	For the year ended June 30,
		2003	2002	2001
	(in millions)
Fox Family Worldwide(a)	49.5%	$—	$(51)	$(37)
Fox Sports International(b)	50.0%	—	(9)	(22)
National Geographic Channel—Domestic	66.7%	(19)	(42)	(22)
National Geographic Channel—International	50.0%	(2)	(3)	(5)
National Sports Partners	50.0%	(20)	(25)	(22)
Regional Programming Partners	40.0%	23	(9)	3
Ventures Arena	40.0%	7	4	12
Other	Various	10	(9)	1

Total equity earnings (losses) of affiliates		$(1)	$(144)	$(92)

(a)	The Company sold its interests in FFW in October 2001. (See Note 5)
(b)	Subsequent to the acquisition of the remaining 50% interest in December 2001, the results of Fox Sports International have been consolidated in the Cable Network Programming segment. (See Note 5)

SUMMARIZED FINANCIAL DATA

Summarized financial information for significant equity affiliates and joint ventures, as defined in Rule 1-02(w) of Regulation S-X, accounted for under the equity method is as follows:

	For the year ended June 30,
	2003	2002	2001
	(in millions)
Revenues	$1,605	$1,378	$1,528
Operating income (loss)	20	(82)	(126)
Net income (loss)	21	(77)	(140)

	As of June 30,
	2003	2002
	(in millions)
Total assets	$2,959	$2,565
Total liabilities	1,047	899

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

OTHER INVESTMENTS

Cable distribution investments of $429 million and $519 million are included in Other assets and investments on the consolidated balance sheets as of June 30, 2003 and 2002, respectively, and are amortized on a straight line basis over their remaining terms through 2012.

8.    PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following as of June 30:

	As of June 30,
	2003	2002
	(in millions)
Machinery and equipment	$1,341	$1,215
Buildings and leaseholds	935	928
Land	194	195

	2,470	2,338
Less accumulated depreciation and amortization	(1,006)	(837)

Total property and equipment, net	$1,464	$1,501

Depreciation and amortization expenses related to property and equipment were $176 million, $171 million and $164 million for the years ended June 30, 2003, 2002 and 2001, respectively.

9.    GOODWILL AND INTANGIBLE ASSETS

Effective July 1, 2002, the Company adopted SFAS No. 142. SFAS No. 142 eliminates the requirement to amortize goodwill, indefinite-lived intangible assets and the excess cost over the Company’s share of equity investees’ assets at their acquisition and supersedes APB No. 17 and replaces it with requirements to assess goodwill and indefinite-lived intangible assets annually for impairment. Intangible assets that are deemed to have a definite life will continue to be amortized over their useful lives. SFAS No. 142 requires the Company to perform an initial impairment assessment of its goodwill and indefinite-lived intangible assets as of the date of adoption. This impairment assessment compares the fair value of these intangible assets to their carrying value. As a result of the tests performed, the Company determined that none of its goodwill and indefinite-lived intangible assets were impaired. In addition, for goodwill and other intangibles acquired in business combinations consummated before July 1, 2001, SFAS No. 141 requires the Company to reclassify to goodwill those intangibles (and their related deferred tax liabilities) that do not meet the criteria in SFAS No. 141 for recognition apart from goodwill and to reclassify to intangibles those amounts reported as goodwill that meet the SFAS No. 141 criteria for separate recognition. The Company made several reclassifications between goodwill and other intangibles as of the date of the adoption.

The Company’s intangible assets and related accumulated amortization are as follows:

		As of June 30, 2002
	Weighted average useful lives	Gross	Accumulated Amortization	Net
		(in millions)
Intangible assets not subject to amortization
FCC licenses	Indefinite-lived	$8,437	$(1,101)	$7,336
Franchise rights and other	Indefinite-lived	750	(14)	736

		9,187	(1,115)	8,072

Intangible assets subject to amortization	4.3 years	60	(56)	4

Total Intangibles		$9,247	$(1,171)	$8,076

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of June 30, 2003
	Gross	Accumulated Amortization	Net
		(in millions)
Intangible assets not subject to amortization
FCC licenses	$9,557	$(1,101)	$8,456
Franchise rights and other	228	(21)	207

	9,785	(1,122)	8,663

Intangible assets subject to amortization	61	(61)	—

Total Intangibles	$9,846	$(1,183)	$8,663

Aggregate amortization expense of intangible assets for the years ended June 30, 2003, 2002 and 2001 was $7 million, $198 million and $198 million, respectively. As of June 30, 2003, substantially all remaining intangible assets were determined to have indefinite lives.

The changes in the carrying value of goodwill, by segment, are as follows:

	Filmed Entertainment	Television Stations	Television Broadcast Network	Cable Network Programming	Total Goodwill
	(in millions)
Balance as of June 30, 2002	$356	$2,246	$—	$2,491	$5,093
Reclassifications	89	(78)	—	(56)	(45)
Purchase price adjustments(1)	—	(575)	—	340	(235)

Balance as of June 30, 2003	$445	$1,593	$—	$2,775	$4,813

(1)	Adjustments primarily relate to the purchase price allocations for the acquisitions of Chris Craft, SPEED Channel and WPWR-TV.

The following table provides a reconciliation of reported Income before cumulative effect of accounting change for the year ended June 30, 2002 to Adjusted income before cumulative effect of accounting change that would have been reported had SFAS No. 142 been adopted as of July 1, 2001.

	For the year ended June 30, 2002
	Income before cumulative effect of accounting change	Basic and diluted earnings per share before cumulative effect of accounting change
	(in millions, except per share amounts)
As reported—historical basis	$607	$0.72
Add: Goodwill amortization	75	0.09
Add: Intangible amortization	138	0.17
Add: Intangible amortization related to equity investees	29	0.03
Income tax impact of the above adjustments	(59)	(0.07)

Adjusted income before cumulative effect of accounting change	$790	$0.94

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10.    BORROWINGS

In June 2002, the Company and its subsidiary, Fox Sports Networks, irrevocably called for redemption all of the outstanding $405 million 9 3/4% Senior Discount Notes due 2007 and all of the outstanding $500 million 8 7/8% Senior Notes due 2007 (collectively, the “Notes”). The Notes were fully redeemed in the amount of $942 million in August 2002. The Company recorded a pre-tax loss of $42 million on the early redemption of the Notes in Other, net on the consolidated statement of operations for the year ended June 30, 2002 in accordance with SFAS No. 145.

The Company had a single-film production financing arrangement for approximately $95 million, which was secured by the film assets and bore interest at approximately 1.9% for fiscal 2003. In April 2003, the Company repaid this arrangement.

External interest paid, including amounts capitalized, was $33 million, $82 million and $135 million for the year ended June 30, 2003, 2002 and 2001, respectively. The Company capitalizes interest on filmed entertainment and television programming in process. The total interest capitalized was $26 million, $22 million and $29 million for the years ended June 30, 2003, 2002 and 2001, respectively.

11.    MINORITY INTEREST IN SUBSIDIARIES

In March 2001, the Company entered into a new series of film rights agreements whereby a controlled consolidated subsidiary of the Company, Cornwall Venture LLC (“NM2”), that holds certain library film rights, funds the production or acquisition costs of all eligible films, as defined, to be produced or acquired by Twentieth Century Fox Film Corporation (“TCF”), a subsidiary of the Company, between 2001 and 2005 (these film rights agreements, as amended, are collectively referred to as the “New Millennium II Agreement”). NM2 is a separate legal entity from the Company and TCF and has separate assets and liabilities. NM2 issued a preferred limited liability membership interest (“Preferred Interest”) to a third party to fund the film financing, which is presented on the consolidated balance sheets as Minority interest in subsidiaries. The Preferred Interest has no fixed redemption rights but is entitled to an allocation of the gross receipts to be derived by NM2 from the distribution of each eligible film. Such allocation to the extent available based on the gross receipts from the distribution of the eligible films consists of (i) a return on the Preferred Interest (the “Preferred Payments”), based on certain reference rates (generally based on commercial paper rates or LIBOR) prevailing on the respective dates of determination, and (ii) a redemption of the Preferred Interest, based on a contractually determined amortization schedule. The Preferred Interest has a preference in the event of a liquidation of NM2 equal to the unredeemed portion of the investment plus any accrued and unpaid Preferred Payments.

The net change in Preferred Interests outstanding was a reduction of $88 million and an increase of $8 million for the years ended June 30, 2003 and 2002, respectively. These amounts were comprised of issuances by the Company of additional Preferred Interests under the New Millennium II Agreement in the amount of $520 million and redemptions by the Company of Preferred Interests of $608 million during the year ended June 30, 2003. During the year ended June 30, 2002, the Company issued additional Preferred Interests under the New Millennium II Agreement in the amount of $657 million and redemptions by the Company of Preferred Interests of $649 million.

As of June 30, 2003 and 2002, there was approximately $762 million and $850 million, respectively, of Preferred Interests outstanding, which are included in the consolidated balance sheets as Minority interest in subsidiaries. The Preferred Payments are recorded as an expense in Minority interest in subsidiaries on the consolidated statements of operations.

A Ratings Trigger Event for the New Millennium II Agreement would occur if News Corporation’s debt rating:

(i) (a) falls below BB+ and below Ba1, or (b) falls below BB, or (c) falls below Ba2, or (d) it is not rated by both rating agencies, and, in each case, neither News Corporation nor the Company shall, within ten business days after the occurrence of such event, have provided credit enhancement so that the resulting New Millennium II Agreement is rated at least BB+ and Ba1, or

(ii) (a) falls below BBB- and Baa3, or (b) it is not rated by both rating agencies and, in each case, more than $25 million in capital payments redeemable at that time from film gross receipts remain unredeemed for at least one quarter.

If a Ratings Trigger Event were to occur, then (a) no new films will be transferred, (b) rights against certain film assets may be enforced, and (c) the Preferred Interest may become redeemable.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During fiscal 2003, no Ratings Trigger Event had occurred. If a Ratings Trigger Event were to occur, then $425 million (or approximately 56% of the outstanding balance as of June 30, 2003) may be payable immediately. The balance of the redemption would be payable to the extent of future gross receipts from films that had been transferred to NM2.

12.    RELATED PARTY TRANSACTIONS

As a subsidiary of News Corporation, the Company has entered into a Master Intercompany Agreement, which provides various cash management, financial, tax, legal and other services. The consideration for each of the services and other arrangements set forth in the Master Intercompany Agreement has been mutually agreed upon based upon direct costs incurred by News Corporation on behalf of the Company or an allocation of costs. News Corporation allocated costs to the Company of $26 million, $17 million, and $13 million for the years ended June 30, 2003, 2002, and 2001, respectively. Allocated costs include rent and other related charges, insurance coverage and other services. These costs are allocated to the Company based upon actual usage of square feet, the percentage insurance coverage applicable to the Company and the specific amount of other services provided. Although the cost of these services cannot be quantified on a stand-alone basis, the Company believes that the allocations are reasonable. The Company expects that it will continue to use various cash management, financial, tax, legal and other services provided by News Corporation or its subsidiaries.

The Master Intercompany Agreement has been entered into in the context of a parent-subsidiary relationship; therefore, these services are not the result of arm’s-length negotiations between independent parties. There can be no assurance, therefore, that each of such agreements, or the transactions provided for therein, or any amendments thereof will be effected on terms at least as favorable to the Company as could have been obtained from unaffiliated third parties.

The Company and its subsidiaries sell broadcast rights to certain of its filmed entertainment products to other affiliates of News Corporation. Management believes that the pricing of these transactions results from arm’s-length negotiations between the parties and are reflective of the market value for these rights.

The Company advertises in TV Guide, a publication of Gemstar—TV Guide International, Inc. (“Gemstar-TV Guide”), an equity affiliate of News Corporation. For the years ended June 30, 2003, 2002 and 2001, the Company had advertising expenses of $7 million, $5 million and $7 million, respectively, related to Gemstar-TV Guide advertising. In addition, the Company provided Gemstar-TV Guide with programming in the amount of $5 million and $12 million for the years ended June 30, 2002 and 2001, respectively.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company supplies programming to subsidiaries and equity affiliates of News Corporation. The Company provided SKY Italia, a subsidiary of News Corporation, with programming in the amount of $4 million for the period in which SKY Italia was a consolidated subsidiary of News Corporation during fiscal 2003 (SKY Italia was a consolidated entity for only two months of the fiscal 2003; however, programming was provided to SKY Italia during the entire fiscal year. Programming provided for fiscal 2003 totaled $15 million.) The Company provided STAR, a subsidiary of News Corporation, with programming in the amount of $8 million for the year ended June 30, 2003 and $7 million for each of the years ended June 30, 2002 and 2001. The Company received statistical data from STATS, Inc. a subsidiary of News Corporation, in the amount of $2 million for the year. Equity affiliates of News Corporation that received programming from the Company are British Sky Broadcasting Group, plc (“BSkyB”), a UK satellite broadcaster, and FOXTEL, a cable and satellite television service in Australia. BSkyB received programming of $66 million, $67 million and $75 million for the years ended June 30, 2003, 2002 and 2001. The amount of programming supplied to FOXTEL was $3 million, $2 million and $1 million for the years ended June 30, 2003, 2002 and 2001, respectively.

In addition, through the normal course of business, the Company is involved in transactions to supply programming and provide other services to equity affiliates that have not been significant in any of the periods presented. These affiliates include Premium Movie Partnership, Regency TV, Telecine, National Sports Partners and National Advertising Partners.

As of June 30, 2003 and 2002, the Company had related party accounts receivable in the amounts of $35 million and $79 million, respectively, included in Accounts receivable, net on the consolidated balance sheets.

Other than funds generated from operations, the Company is funded primarily by loans from other subsidiaries and affiliates of News Corporation. Interest expense of $130 million, $182 million and $239 million for the years ended June 30, 2003, 2002 and 2001, respectively, is included in Interest expense, net in the consolidated statements of operations and reflects the net interest expense associated with the aggregate borrowings from subsidiaries or affiliates of News Corporation. From November 11, 1998, interest on outstanding intercompany balances has been charged at commercial market rates not to exceed News Corporation’s average cost of borrowings as set forth in the Master Intercompany Agreement. For all periods presented, the intercompany interest rate was 8%.

13.    GUARANTEES

The Company, News Corporation and certain of News Corporation’s other subsidiaries are guarantors of various debt obligations of News Corporation and certain of its subsidiaries. The principal amount of indebtedness outstanding under such debt instruments as of June 30, 2003 and 2002 was approximately $10 billion and $8.7 billion, respectively. The debt instruments limit the ability of guarantors, including the Company, to subject their properties to liens, and certain of the debt instruments impose limitations on the ability of News Corporation and certain of its subsidiaries, including the Company, to incur indebtedness in certain circumstances. Such debt instruments mature at various times between 2004 and 2096, with a weighted average maturity of over 20 years.

In the case of any event of default under such debt obligations, the Company will be directly liable to the creditors or debtholders. News Corporation has agreed to indemnify the Company from and against any obligations it may incur by reason of its guarantees of such debt obligations. As of June 30, 2003, News Corporation was in compliance with all of its debt covenants and had satisfied all financial ratios and tests and expects to remain in compliance and satisfy all such ratios and tests.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Guarantee of equity affiliate

The Company guarantees sports rights agreements of an equity affiliate. This guarantee extends through fiscal 2019. The Company guarantees 70% of the sports rights agreements and has a maximum liability of $1,007 million. The Company would be liable under this guarantee in the event of default of its equity affiliate. As of June 30, 2003, no default by the Company’s equity affiliate has occurred.

14.    COMMITMENTS AND CONTINGENCIES

The Company has commitments under certain firm contractual arrangements (“firm commitments”) to make future payments for goods and services. These firm commitments secure the future rights to various assets and services to be used in the normal course of operations. The following table summarizes the Company’s material firm commitments and borrowings as of June 30, 2003 and the timing that such obligations are expected to have an effect on the Company’s liquidity and cash flow in future periods.

	As of June 30, 2003
	Payments Due by Period
Contractual Obligations and Commitments	Total	1 year	2-3 years	4-5 years	After 5 years
	(in millions)
Due to affiliates of News Corporation(a)	$704	$—	$—	$704	$—
New Millennium II Preferred Interest(b)	762	505	257	—	—
Major League Baseball(c)	1,661	353	843	465	—
National Football League(d)	2,305	725	1,580	—	—
National Association of Stock Car Auto Racing(e)	1,420	195	539	524	162
Operating leases(f)	632	106	160	96	270
Other programming commitments and obligations(g)	5,115	1,506	1,412	785	1,412

Total Contractual Obligations and Commitments	$12,599	$3,390	$4,791	$2,574	$1,844

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

	As of June 30, 2003
	Total Amounts Committed	Amount of Guarantees Expiration Per Period
Contingent Guarantees		1 year	2-3 years	4-5 years	After 5 years
	(in millions)
Guarantees(h)	$9,991	$—	$533	$550	$8,908
Guarantees of equity affiliates(i)	$1,007	$74	$99	$111	$723

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOOTNOTES:

(a)	The Company is funded primarily by cash from operations and by loans from other subsidiaries and affiliates of News Corporation. The Company had approximately $704 million of indebtedness to affiliates of News Corporation as of June 30, 2003, which extends through June 30, 2008.
(b)	See discussion of New Millennium II in Note 11 “Minority interest in subsidiaries”. As noted therein, this interest has no fixed redemption rights but is entitled to an allocation of gross receipts from the distribution of eligible films.
(c)	The Company’s contract with MLB grants the Company rights to telecast certain regular season and all post-season MLB games. The contract began with the 2001 MLB season and ends with the 2006 MLB season. The remaining future scheduled payments for telecast rights to such MLB games aggregated approximately $1.7 billion as of June 30, 2003. For the duration of the term of its contract with MLB, the Company has sublicensed telecast rights to certain MLB post-season games to Disney, and is paid a sublicense fee aggregating $495 million over the remaining term. The amounts reflected on this schedule have not been reduced by the sublicense.
(d)	Under the Company’s contract with the National Football League (“NFL”) through 2006, remaining future minimum payments for program rights to broadcast certain football games aggregated approximately $2.3 billion as of June 30, 2003, and are payable over the remaining term of the contract. This contract provided the NFL with the option to renegotiate the programming rights to broadcast certain football games at the end of the 2002 football season. This option was not exercised and expired in February 2003.
(e)	The Company’s contracts with the National Association of Stock Car Auto Racing (“NASCAR”), which contain certain termination clauses, give the Company rights to broadcast certain NASCAR races through fiscal 2009 and exclusive NASCAR content rights as well as the NASCAR brand to be exploited with a new NASCAR cable channel or the existing SPEED Channel through fiscal 2013. The remaining future minimum payments aggregated approximately $1.4 billion as of June 30, 2003, and are payable over the remaining terms assuming no early terminations.
(f)	The Company leases transponders, office facilities, equipment, and microwave transmitters used to carry its broadcast signals. These leases, which are classified as operating leases, expire at various dates through 2036.
(g)	The Company’s minimum commitments and guarantees under certain other programming, local sports broadcast rights, players and other agreements aggregated approximately $5.1 billion as of June 30, 2003.
(h)	See discussion of Guarantees in Note 13 “Guarantees.”
(i)	See discussion of Guarantees of equity affiliate in Note 13 “Guarantees”.

CONTINGENCIES

REGIONAL PROGRAMMING PARTNERS

In December 1997, Rainbow Media Sports Holdings, Inc. (“Rainbow”) (a subsidiary of Cablevision Systems Corporation (“Cablevision”)) and Fox Sports Net, Inc. (“Fox Sports Net”) (a subsidiary of the Company) formed RPP to hold various programming interests in connection with the operation of certain RSNs (the “Rainbow Transaction”). Rainbow contributed various interests in RSNs, the Madison Square Garden Entertainment Complex, Radio City Music Hall, the New York Rangers National Hockey League franchise, and the New York Knickerbockers National Basketball Association franchise, to RPP in exchange for a 60% partnership interest in RPP, and Fox Sports Net contributed $850 million in cash for a 40% partnership interest in RPP.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pursuant to the RPP partnership agreement, upon certain actions being taken by Fox Sports Net, Rainbow has the right to purchase all of Fox Sports Net’s interests in RPP. The buyout price will be the greater of (i) (a) $2.125 billion, increased by capital contributions and decreased by capital distributions, times Fox Sports Net’s interest in RPP plus (b) an 8% rate of return on the amount in (a) and (ii) the fair market value of Fox Sports Net’s interest in RPP. Consideration will be, at Rainbow’s option, in the form of cash or a three-year note with an interest rate of prime plus 1/2%.

In addition, for 30 days following December 18, 2005 (the “Put Date”) and during certain periods subsequent to the Put Date, so long as RPP has not commenced an initial public offering (“IPO”) of its securities, Fox Sports Net has the right to cause Rainbow to, at Rainbow’s option, either (i) purchase all of its interests in RPP or (ii) consummate an IPO of RPP’s securities. The purchase price will be the fair market value of Fox Sports Net’s interest in RPP and the consideration will be, at Rainbow’s option, in the form of marketable securities of certain affiliated companies of Rainbow or a three year note with an interest rate of prime plus 1/2%. The determination of the fair market value of the investment in RPP will be made in accordance with the terms of the partnership agreement and will be affected by the valuation of the consideration received from Rainbow.

In connection with the Rainbow Transaction, Rainbow and Fox Sports Net formed National Sports Partners (“NSP”) in which each of Rainbow and Fox Sports Net were issued a 50% partnership interest to operate Fox Sports Net (“FSN”), a national sports programming service that provides its affiliated RSNs with 24 hour per day national sports programming. In addition, Rainbow and Fox Sports Net formed National Advertising Partners (“NAP”), in which each of Rainbow and Fox Sports Net were issued a 50% partnership interest, to act as the national advertising sales representative for the Fox Sports Net-owned RSNs and the RPP-owned and managed RSNs. Independent of the arrangements discussed above relating to RPP, for 30 days following the Put Date and during certain periods subsequent to the Put Date, or any subsequent Put Date so long as NSP and NAP have not commenced an IPO of its securities, Rainbow has the right to cause Fox Sports Net to, at Fox Sports Net’s option, either (i) purchase all of Rainbow’s interests in NSP and NAP, or (ii) consummate an IPO of NSP’s and NAP’s securities. The purchase price will be the fair market value of Rainbow’s interest in NSP and NAP and the consideration will be, at Fox Sports Net’s option, in the form of marketable securities of certain affiliated entities of Fox Sports Net or a three-year note with an interest rate of prime plus  1/2%. The determination of the fair market value of the investments in NAP and NSP will be made in accordance with the terms of the partnership agreement and will be affected by the valuation of consideration paid to Rainbow.

In January 2003, Fox Sports Net exercised its right to put its 50% direct ownership interests in SportsChannel Chicago Associates and SportsChannel Pacific Associates (collectively the “SportsChannels”) to RPP in connection with the Rainbow Transaction. In March 2003, RPP and Fox Sports Net agreed on a $150 million purchase price for the interest in the SportsChannels, payable in the form of three-year promissory notes of the subsidiaries of RPP which own only the interests in the SportsChannels, bearing interest at prime plus 1% and secured by the interests being purchased. The transaction is expected to close in the first half of fiscal 2004. Following the closing of this sale, the SportsChannels will be held 100% by RPP and indirectly 40% by Fox Sports Net and 60% by Rainbow, and each will remain a Fox Sports Net affiliate.

LITIGATION

In the ordinary course of business, the Company has become involved in disputes or litigation. While the results of such disputes cannot be predicted with certainty, in management’s opinion, based in part on the advice of counsel, the ultimate resolution of these disputes will not have a material adverse effect on the Company’s financial position or its results of operations.

In April 2003, a putative derivative and shareholder class action (Norman Levin v. K. Rupert Murdoch et al., 03 CV 2929) was filed in the United States District Court for the Southern District of New York against the Company’s board members and the Company (as nominal defendant), alleging among other things that in approving the Hughes transaction (See Note 5), they breached their fiduciary duties to FEG’s public shareholders. The action seeks monetary and unspecified equitable relief. The Company and the Company’s board members intend vigorously to defend this action. On July 15, 2003, the defendants moved to dismiss the complaint. On September 19, 2003, the Court entered the agreed upon order of dismissal.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In April 2003, six putative shareholder class actions were filed in state courts in Delaware (four actions) and California (two actions) against GM and certain of its board members, alleging that in approving the Hughes transaction, the defendants breached their fiduciary duties to public holders of GM’s Class H shares. Hughes and its board members are defendants in certain of these actions and also are alleged to have breached fiduciary duties to the same shareholders. News Corporation is a defendant in two of the Delaware actions and is alleged to have aided and abetted the other defendants’ purported breaches of fiduciary duties. The actions seek monetary and injunctive relief, including enjoining consummation of the transaction. News Corporation believes it is entitled to indemnification by GM under the agreements related to the transaction. News Corporation has not been served in any of these actions. The Delaware actions were consolidated on May 6, 2003, and a consolidated complaint was filed on August 29, 2003. News Corporation was not named as a defendant in the consolidated complaint.

15.    OTHER OPERATING CHARGE

The Company has several multi-year sports rights agreements, including a contract with the NFL through fiscal year 2006, contracts with NASCAR through fiscal year 2013 and a contract with MLB through fiscal year 2007. These contracts provide the Company with the broadcast rights to certain national sporting events during their respective terms. The NASCAR contract contains certain early termination clauses that are exercisable by NASCAR.

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

In accordance with APB No. 20, “Accounting Changes,” the Company has determined that the impact of the charge on Basic and diluted earnings (loss) per share, net of tax benefit of $346 million, for the year ended June 30, 2002 was $0.67 loss per share.

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

The profitability of these long-term national sports contracts as discussed above is based on the Company’s best estimates at June 30, 2003, of directly attributable revenues and costs; such estimates may change in the future, and such changes may be significant. Should revenues decline from estimates applied at June 30, 2003, an additional loss will be recorded. Should revenues improve as compared to estimated revenues, then none of the recorded loss will be restored, but the Company will have a positive operating profit, which will be recognized over the estimated remaining contract term.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16.    INCOME TAXES

Although, during the periods presented, the Company and certain of its subsidiaries were included in the consolidated tax returns of another News Corporation entity and other subsidiaries of the Company filed a separate tax return, the Company has provided for income taxes as if it were a stand-alone taxpayer, in accordance with SFAS No. 109.

Income before Provision for income tax expense was attributable to the following jurisdictions:

	For the year ended June 30,
	2003	2002	2001
	(in millions)
United States (including exports)	$1,544	$930	$350
Foreign	73	85	41

	$1,617	$1,015	$391

Components of Provision for income tax expense were as follows:

	For the year ended June 30,
	2003	2002	2001
	(in millions)
Current:
Federal—pursuant to the Tax Sharing Agreement	$282	$348	$119
State and local	12	34	4
Foreign	74	82	65

	$368	$464	$188

Deferred:
Federal	$218	$(56)	$(3)

	$218	$(56)	$(3)

Total Provision for income tax expense on a stand-alone basis	$586	$408	$185

A reconciliation of the U. S. Federal statutory tax rate to the Company’s effective tax rate on income before provision for income tax expense is summarized as follows:

	For the year ended June 30,
	2003	2002	2001
U.S. Federal income tax rate	35%	35%	35%
State and local taxes (net of federal tax benefit)	1	2	1
Effect of foreign operations	2	(1)	2
Non-deductible amortization and expenses	—	3	7
Other	(2)	1	2

Effective tax rate	36%	40%	47%

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of the components of the deferred tax accounts:

	As of June 30,
	2003	2002
	(in millions)
Deferred tax assets (liabilities):
Amortization and basis difference on intangible assets	$(2,286)	$(2,323)
Revenue recognition	(240)	(214)
Accrued liabilities	408	442
Sports rights contracts	(63)	25
Other	41	74
Net operating loss carryforwards	144	195

Net deferred tax liability before income tax payable	(1,996)	(1,801)
Income tax payable	(57)	(111)

Net deferred tax liability	$(2,053)	$(1,912)

As of June 30, 2003, the Company had approximately $411 million of operating loss carryforwards available to reduce future taxable income of certain subsidiaries that file separate tax returns. If the operating losses are not utilized, they expire in varying amounts starting in 2004 through 2022. The realization of these loss carryforwards is dependent on generating sufficient taxable income prior to the expiration of the loss carryforwards, subject to any limitations on their use. Although realization is not assured, management believes it is more likely than not that the deferred tax assets relating to these loss carryforwards will be realized; accordingly, no valuation allowance has been provided.

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

Under the Tax Sharing Agreement, the Company paid $282 million in fiscal 2003 and $370 million in fiscal 2002.

17.    SHARE OPTION PLAN

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

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As permitted under SFAS No. 123, the Company has chosen to account for stock-based awards to employees using the intrinsic value method in accordance with APB Opinion No. 25.

A summary of the Plan activity is as follows for the year ended June 30, (in thousands of shares):

	2003		2002		2001
	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
		(in US$)		(in US$)		(in US$)
Outstanding at the beginning of the year	90,177	$6.40	59,585	$6.56	46,419	$5.05
Granted	43,206	4.41	40,976	6.03	20,083	9.64
Exercised	(2,681)	4.19	(5,483)	4.67	(4,736)	4.35
Cancelled	(10,031)	6.22	(4,901)	7.17	(2,181)	7.08

Outstanding at the end of the year	120,671	$5.76	90,177	$6.40	59,585	$6.56

Exercisable at the end of the year	48,987		29,322		21,687
Weighted average fair value of options granted		$2.18		$2.92		$3.79

	2003			2002			2001
	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE		OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE		OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
		(in A$)			(in A$)			(in A$)
Outstanding at the beginning of the year	90,177		$11.40	59,585		$11.08	46,419		$7.75
Granted	43,206		8.03	40,976		11.63	20,083		17.74
Exercised	(2,681)		7.01	(5,483)		8.25	(4,736)		6.35
Cancelled	(10,031)		11.47	(4,901)		12.93	(2,181)		12.16

Outstanding at the end of the year	120,671		$10.28	90,177		$11.40	59,585		$11.08

Exercisable at the end of the year	48,987			29,322			21,687
Weighted average fair value of options granted		A$	3.97		A$	5.40		A$	7.50

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes information about the Plan as of June 30, 2003.

Tranches	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Exercisable Options	Weighted Average Exercise Price
(in US$)		(in US$)			(in US$)
$3.16 to $4.50	56,436	$4.16	7.56	14,842	$3.47
$4.83 to $7.07	48,828	$6.32	7.15	26,430	$6.11
$8.11 to $9.79	15,407	$9.78	7.09	7,715	$9.78

	120,671			48,987

In connection with the Company’s acquisition of Chris-Craft (see Note 4), outstanding stock options held by employees of Chris-Craft became exercisable, according to their terms, for News Corporation ADRs effective at the acquisition date. The share equivalent of the News Corporation ADRs issued to employees of Chris-Craft has been included in the chart above. These options did not reduce the shares available for grant under any other option plan. The fair value of the options issued to the acquired companies’ employees, up to the fair value of the options surrendered, was included as part of the purchase price. The excess in fair value of the issued options over the surrendered options is accounted for in accordance with SFAS No. 123, whereby the excess fair value is recorded as unamortized deferred compensation expense and future amortization is based on the graded vesting schedule of the stock options. As of July 31, 2001, the Company began recording deferred compensation related to the unvested options held by employees of Chris-Craft, in accordance with FIN 44.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions:

	2003	2002	2001
Australian risk free interest rate	5.75%	4.92%	6.59%
Dividend yield	1.5%	1.5%	1.5%
Expected volatility	43.47%	33.27%	33.27%
Expected life of options	7 years	7 years	7 years

18.    PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

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

Accumulated plan benefits and plan net assets for the Company’s defined benefit plans are as follows as of June 30:

	2003	2002
	Projected Benefits Exceed Assets	Projected Benefits Exceed Assets
	(in millions)
Accumulated benefit obligation	$461	$347
Effect of projected future salary increases	65	45

Total projected benefit obligations	526	392
Plan assets at fair value	298	274

Plan assets less than projected benefit obligations	$228	$118

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of net periodic pension costs were as follows:

	For the year ended June 30,
	2003	2002	2001
	(in millions)
Service cost-benefits earned during the period	$25	$20	$16
Interest cost on projected benefit obligation	27	25	19
Expected return on plan assets	(20)	(25)	(24)

Net periodic pension cost	$32	$20	$11

The following assumptions were used in accounting for the defined benefit plans:

	For the year ended June 30,
	2003	2002	2001
Discount rate	6%	7%	7% – 7.75%
Expected return on plan assets	8%	9%	10%
Rate of increase in future compensation	4% – 6%	4% – 5.5%	4% – 5.5%

The following table sets forth the change in defined benefit obligation for the Company’s benefit plans:

	As of June 30,
	2003	2002
	(in millions)
Benefit obligation, beginning of the year	$392	$292
Service cost	25	20
Interest cost	27	25
Benefits paid	(16)	(14)
Actuarial loss	98	4
Plan Amendment	—	(10)
Acquisitions	—	75

Benefit obligation, end of the year	$526	$392

The following table sets forth the change in the fair value of plan assets for the Company’s defined benefit plans:

	As of June 30,
	2003	2002
	(in millions)
Fair value of plan assets, beginning of the year	$274	$237
Actual return on plan assets	(11)	(5)
Employer contributions	51	6
Benefits paid	(16)	(14)
Acquisitions	—	50

Fair value of plan assets, end of the year	$298	$274

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The funded status of the defined benefit plans was as follows:

	As of June 30,
	2003	2002
	(in millions)
Funded status	$(228)	$(118)
Unrecognized net loss	193	66
Unrecognized prior service cost	(10)	(11)

Net amount recognized, end of the year	$(45)	$(63)

Amounts recognized in the consolidated balance sheets:

	As of June 30,
	2003	2002
	(in millions)
Prepaid pension assets	$—	$1
Accrued pension liabilities	(163)	(73)
Other Comprehensive Income	118	9

Net accrued pension liability, end of year	$(45)	$(63)

The unfunded projected benefit obligation as of July 31, 2001 for the Chris-Craft Qualified Pension Plan, the Chris-Craft Non-Qualified Pension Plan and the UTV Pension Plan (together the “Acquired Plans”) was, in aggregate, approximately $25 million and was included in the purchase price of Chris-Craft. This unfunded pension obligation of $25 million represents the excess of the projected benefit obligation over the fair value of assets acquired at the date of acquisition. Net periodic pension cost includes expenses of the acquired plans from the date of acquisition on August 1, 2001.

OTHER POST RETIREMENT BENEFITS

The Company sponsors retiree health and life insurance benefit plans. These benefit plans offer medical and/or life insurance to certain full-time employees and eligible dependents that retire after fulfilling age and service requirements. These plans cover approximately 2,000 participants.

The components of net periodic postretirement benefit costs were as follows:

	For the year ended June 30,
	2003	2002	2001
	(in millions)
Service cost-benefits earned during the period	$11	$6	$5
Interest cost on projected benefit obligation	7	4	4
Amortization of unrecognized loss	2	1	—

Net periodic postretirement benefit cost	$20	$11	$9

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the change in accumulated postretirement benefit obligation (“APBO”) for the Company’s postretirement benefit plans:

	As of June 30,
	2003	2002
	(in millions)
APBO, beginning of year	$98	$64
Service cost	11	6
Interest cost	7	4
Benefits paid	(3)	(3)
Actuarial loss	18	22
Plan Amendments	—	(3)
Acquisition	—	8

APBO, end of the year	$131	$98

The funded status of the Company’s postretirement benefit plans was as follows:

	As of June 30,
	2003	2002
	(in millions)
APBO	$131	$98
Plan assets	—	—

Funded status	(131)	(98)

Unrecognized net loss	50	35
Unrecognized prior service cost	(2)	(4)

Accrued postretirement liability, end of the year	$(83)	$(67)

The following weighted average assumptions were used in accounting for the Company’s postretirement plans:

	For the year ended June 30,
	2003	2002	2001
Discount rate	6%	7%	7%
Healthcare cost trend	12.5% – 16.5%	12.5% – 16.5%	8.5%

The effect of a one percentage point increase and one percentage point decrease in the assumed health care cost trend rate would have the following effects on the results for fiscal 2003:

	Service and Interest Costs	APBO
	(in millions)
One percentage point increase	$3	$17
One percentage point decrease	$(2)	$(14)

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19.    SEGMENT INFORMATION

The Company manages and reports its activities in four business segments:

•	Filmed Entertainment, which principally consists of the production and acquisition of live-action and animated motion pictures for distribution and licensing in all formats in all entertainment media primarily in the United States, Canada and Europe, and the production of original television programming in the United States and Canada;

•	Television Stations, which principally consists of the operation of broadcast television stations in the United States;

•	Television Broadcast Network, which principally consists of the broadcasting of network programming in the United States; and

•	Cable Network Programming, which principally consists of the production and licensing of programming distributed through cable television systems and direct broadcast satellite operators in the United States and professional sports team ownership in the United States.

The Company’s reportable operating segments have been determined in accordance with the Company’s internal management structure, which is organized based on operating activities. The Company evaluates performance based upon several factors, of which the primary financial measures are segment operating income and Operating Income Before Depreciation and Amortization.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	For the year ended June 30,
	2003	2002	2001
	(in millions)
Revenues:
Filmed Entertainment	$4,498	$4,048	$3,676
Television Stations	2,115	1,875	1,550
Television Broadcast Network	2,244	2,048	1,823
Cable Network Programming	2,145	1,754	1,365

Total revenues	$11,002	$9,725	$8,414

Operating Income Before Depreciation and Amortization, defined as operating income (loss) plus depreciation and amortization and the amortization of cable distribution investments, eliminates the variable effect across all business segments of non-cash depreciation and amortization. Depreciation and amortization expense includes the depreciation of property and equipment, as well as amortization of finite-lived intangible assets. In fiscal 2002 and 2001, depreciation and amortization expense also included the amortization of goodwill and indefinite-lived intangible assets. Amortization of cable distribution investments represents a reduction against revenues over the term of a carriage arrangement and as such it is excluded from Operating Income Before Depreciation and Amortization. Operating Income Before Depreciation and Amortization is a non-GAAP measure and it should be considered in addition to, not as a substitute for, operating income (loss), net income (loss), cash flow and other measures of financial performance reported in accordance with GAAP. Operating Income Before Depreciation and Amortization does not reflect cash available to fund requirements, and the items excluded from Operating Income Before Depreciation and Amortization, such as depreciation and amortization, are significant components in assessing the Company’s financial performance.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Management believes that Operating Income Before Depreciation and Amortization is an appropriate measure for evaluating the operating performance of the Company’s business segments. Operating Income Before Depreciation and Amortization provides management, investors and equity analysts a measure to analyze operating performance of each business segment and enterprise value against historical and competitors’ data, although historical results, including Operating Income Before Depreciation and Amortization, may not be indicative of future results (as operating performance is highly contingent on many factors including customer tastes and preferences).

	For the year ended June 30,
	2003	2002	2001
	(in millions)
Operating Income Before Depreciation and Amortization:
Filmed Entertainment	$717	$544	$342
Television Stations	983	798	683
Television Broadcast Network	(81)	(263)	(45)
Cable Network Programming	472	243	149
Other operating charge	—	(909)	—

Total Operating Income Before Depreciation and Amortization	2,091	413	1,129

Amortization of cable distribution investments	(125)	(116)	(90)
Depreciation and Amortization	(183)	(400)	(387)

Total operating income (loss)	1,783	(103)	652

Interest expense, net	(136)	(241)	(345)
Equity losses of affiliates	(1)	(144)	(92)
Minority interest in subsidiaries	(29)	(37)	(14)
Other, net	—	1,540	190

Income before provision for income taxes and cumulative effect of accounting change	1,617	1,015	391
Provision for income tax expense on a stand-alone basis	(586)	(408)	(185)

Income before cumulative effect of accounting change	1,031	607	206
Cumulative effect of accounting change, net of tax	—	(26)	(494)

Net income (loss)	$1,031	$581	$(288)

	For the year ended June 30, 2003
	Operating income (loss)	Depreciation and amortization	Amortization of cable distribution investments	Operating Income Before Depreciation and Amortization
	(in millions)
Filmed Entertainment	$662	$55	$—	$717
Television Stations	921	62	—	983
Television Broadcast Network	(100)	19	—	(81)
Cable Network Programming	300	47	125	472

Total	$1,783	$183	$125	$2,091

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	For the year ended June 30, 2002
	Operating income (loss)	Depreciation and amortization	Amortization of cable distribution investments	Operating Income Before Depreciation and Amortization
	(in millions)
Filmed Entertainment	$485	$59	$—	$544
Television Stations	598	200	—	798
Television Broadcast Network	(283)	20	—	(263)
Cable Network Programming	6	121	116	243
Other operating charge	(909)	—	—	(909)

Total	$(103)	$400	$116	$413

	For the year ended June 30, 2001
	Operating income (loss)	Depreciation and amortization	Amortization of cable distribution investments	Operating Income Before Depreciation and Amortization
	(in millions)
Filmed Entertainment	$277	$65	$—	$342
Television Stations	499	184	—	683
Television Broadcast Network	(65)	20	—	(45)
Cable Network Programming	(59)	118	90	149

Total	$652	$387	$90	$1,129

Intersegment revenues generated primarily by the Filmed Entertainment segment of approximately $645 million, $772 million and $455 million for the years ended June 30, 2003, 2002 and 2001, respectively, have been eliminated on consolidation within the Filmed Entertainment segment. Intersegment operating (losses) profits generated primarily by the Filmed Entertainment segment of approximately ($4 million), $40 million and $13 million for the years ended June 30, 2003, 2002 and 2001, respectively, has been eliminated on consolidation within the Filmed Entertainment segment.

Other operating charge, Interest expense, net, Equity earnings (losses) of affiliates, Minority interest in subsidiaries, Other, net and Provision for income tax expense on a stand-alone basis are not allocated to segments, as they are not under the control of segment management.

	For the year ended June 30,
	2003	2002	2001
	(in millions)
Capital expenditures:
Filmed Entertainment	$61	$16	$58
Television Stations	55	17	22
Television Broadcast Network	8	12	11
Cable Network Programming	46	35	54

Total capital expenditures	$170	$80	$145

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of June 30,
	2003	2002
	(in millions)
Total assets:
Filmed Entertainment	$4,503	$4,454
Television Stations	11,388	10,945
Television Broadcast Network	978	828
Cable Network Programming	4,870	5,225
Investments in equity affiliates	1,560	1,424

Total assets	$23,299	$22,876

Goodwill and Intangible assets, net:
Filmed Entertainment	$445	$480
Television Stations	10,050	9,458
Television Broadcast Network	—	—
Cable Network Programming	2,981	3,231

Total goodwill and intangible assets, net	$13,476	$13,169

There is no material reliance on any single customer. Revenues from any individual foreign country were not material in the periods presented.

	For the year ended June 30,
	2003	2002	2001
	(in millions)
Revenues:
United States and Canada	$9,053	$8,047	$6,827
Europe	1,263	1,111	1,071
Other	686	567	516

Total revenues	$11,002	$9,725	$8,414

	As of June 30,
	2003	2002
	(in millions)
Long-Lived Assets:
United States and Canada	$18,322	$19,464
Europe	63	34
Other	45	94

Total long-lived assets	$18,430	$19,592

20. DETAIL OF OTHER FINANCIAL STATEMENT ACCOUNTS

	For the year ended June 30,
	2003	2002	2001
	(in millions)
ALLOWANCE FOR RETURNS AND DOUBTFUL ACCOUNTS
Balance at the beginning of the year	$275	$170	$167
Charged to costs and expenses	619	376	242
Actual returns/ write-offs/ recoveries/ other	(493)	(271)	(239)

Balance at the end of the year	$401	$275	$170

FOX ENTERTAINMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ADVERTISING EXPENSES

The Company incurred advertising expenses of $1,219 million, $1,061 million, and $947 million for the years ended June 30, 2003, 2002 and 2001, respectively.

OPERATING LEASE EXPENSE

Total operating lease expense was approximately $87 million, $98 million, and $70 million for the years ended June 30, 2003, 2002 and 2001, respectively.

21.    QUARTERLY FINANCIAL DATA (UNAUDITED)

	For the three months ended
	September 30,	December 31,	March 31,	June 30,
	(in millions, except per share amounts)
Fiscal 2003
Revenues	$2,344	$3,150	$2,707	$2,801
Operating income	389	500	464	430
Net income	214	283	276	258
Basic and diluted earnings per share	$0.25	$0.32	$0.31	$0.29
Fiscal 2002(1)
Revenues	$2,065	$2,741	$2,488	$2,431
Operating income (loss)	142	(695)	262	188
Cumulative effect of accounting change, net of tax	(26)	—	—	—
Net income (loss)	(22)	455	108	40
Basic and diluted cumulative effect of accounting change, net of tax, per share	$(0.04)	—	—	—
Basic and diluted earnings (loss) per share	$(0.03)	$0.54	$0.13	$0.05

(1)	Additional significant items that impacted earnings during the second quarter of fiscal year 2002 were the writedown of the Company’s national sports contracts of $909 million and the gains on the sales of FFW and Outdoor Life aggregating to $1,585 million.

22.    SUBSEQUENT EVENTS (UNAUDITED)

On September 15, 2003, the plaintiff in the putative derivative and shareholder class action (Norman Levin v. K. Rupert Murdoch et al., 03 CV 2929) agreed to dismiss the action with prejudice as to himself and without prejudice to putative class members other than himself. On September 19, 2003, the Court entered the agreed upon order of dismissal.

On September 19, 2003, the Company purchased substantially all of the outstanding equity of Tintagel Investors L.L.C. (“Tintagel”), the entity that held the Preferred Interest in NM2, for $25.5 million plus accrued and unpaid Preferred Payments in the amount of approximately $106,000. As a result of the acquisition of this equity interest, the Company will consolidate the assets and liabilities of Tintagel for accounting purposes. The June 30, 2003 outstanding NM2 Preferred Interest of $762 million, included in Minority interest in subsidiaries prior to the acquisition, will be eliminated upon consolidation; and Tintagel’s June 30, 2003 outstanding indebtedness of $736 million will now be included in Borrowings on the consolidated balance sheet of the Company. After the acquisition, Tintagel will continue to be a separate legal entity from the Company with separate assets and liabilities.

As of June 30, 2003, the Group guaranteed sports rights agreements for SportsChannel Chicago Associates (“SportsChannel Chicago”), which aggregated approximately US$1,007 million. On September 30, 2003, SportsChannel Chicago received notice that each of the Chicago Cubs, Bulls, Blackhawks and White Sox have exercised their right to terminate their rights agreement with SportsChannel Chicago effective September 30, 2004. Upon termination of the rights agreements, the remaining guarantee would be approximately $43 million through fiscal 2005.

On October 10, 2003, the Company announced that it had reached an agreement in principle to sell the Los Angeles Dodgers, together with Dodger Stadium and the team’s training facilities in Vero Beach, Florida and the Dominican Republic, to an investment group headed by Mr. Frank McCourt. This agreement is subjected to MLB approval and customary conditions.

REPORT OF INDEPENDENT AUDITORS

To the Shareholders’ of

Stream S.p.A.

We have audited the accompanying balance sheet of Stream S.p.A., an Italian Company, as of December 31, 2001, and the related statements of operations, shareholders’ equity (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Stream S.p.A. for the year ended December 31, 2000, were audited by other auditors who have ceased operations and whose report dated July 12, 2001, expressed an unqualified opinion on those statements prior to restatement adjustments described in Note 2.

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

As discussed above, the financial statements of Stream S.p.A. as of December 31, 2000 and for the year then ended were audited by other auditors who have ceased operations. We also audited the adjustments described in Note 2 that were applied to restate the December 31, 2000 balance sheet and statement of cash flows. In our opinion, such adjustments are appropriate and have been properly applied.

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

/s/ Reconta Ernst & Young S.p.A.

Rome, Italy

September 13, 2002 except for Note 15 and Note 14,

as to which the date is December 23, 2002, and

May 8, 2003, respectively

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

Stream S.p.A.:

We have audited the accompanying balance sheets of Stream S.p.A., an Italian Company, as of December 31, 1999 and 2000, and the related statements of operations, shareholders’ equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stream S.p.A. as of December 31, 1999 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen SpA

Rome, Italy

July 12, 2001

STREAM S.p.A.

BALANCE SHEETS

As of December 31, 2001 and 2002

(in Thousands of U.S. Dollars)

	2001	2002
ASSETS		(Unaudited	)
Current Assets:
Cash and cash equivalents	$25,126	$79,602
Trade accounts receivable, net (Note 4)	68,032	94,027
Receivables from shareholders and affiliates (Note 13)	15,004	4,461
Inventories	1,528	1,393
Television rights costs, current	56,056	25,331
Receivables for Value Added Tax	62,601	132,382
Other	12,004	7,008

Total current assets	240,351	344,204

Property and equipment, net:
Machinery and set-top boxes	343,974	401,094
Furniture, fixtures and equipment	34,513	26,029

	378,487	427,123
Accumulated depreciation and amortization	(193,366)	(281,944)

	185,121	145,179
Intangible assets, net	14,855	7,992
Long-term television rights costs	528	—
Other non-current assets	—	5,524

Total assets	$440,855	$502,899

The accompanying notes are an integral part of these financial statements

STREAM S.p.A.

BALANCE SHEETS

As of December 31, 2001 and 2002

(in Thousands of U.S. Dollars, except share and per share data)

	2001	2002
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)		(Unaudited )
Current liabilities:
Trade accounts payable	$134,224	$198,611
Payables for television rights	56,056	25,331
Payables due to shareholders and affiliates (Note 13)	334,746	339,676
Deferred revenue	36,597	46,764
Accrued expenses	9,414	65,191

Total current liabilities	571,037	675,573

Long-term liabilities for television rights costs	528	—
Liability for employees’ severance indemnities	2,606	3,769

Total Liabilities	574,171	679,342

Commitments and contingencies (Note 12)	—	—
Shareholders’ equity (deficit): (Note 5)
Common shares: 184,000,000 common shares authorized, issued and outstanding, par value Euro 2.29 ($2.02 and $2.40, respectively), as of December 31, 2000 and 2001	455,333	354,374
Additional paid-in-capital	872,662	1,437,823
Accumulated deficit	(1,458,776)	(1,936,461)
Accumulated other comprehensive loss	(2,535)	(32,179)

Total shareholders’ equity (deficit)	(133,316)	(176,443)

Total liabilities and shareholders’ equity (deficit)	$440,855	$502,899

The accompanying notes are an integral part of these financial statements

STREAM S.p.A.

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2000, 2001 and 2002

(in Thousands of U.S. Dollars)

	2000	2001	2002
			(Unaudited)
Revenues (Note 7)	$127,593	$224,557	$260,936
Cost of services (Note 8)	387,653	498,946	584,952
Selling, general and administrative (Note 9)	157,870	189,001	152,953

Operating loss	(417,930)	(463,390)	(476,969)
Other income (expenses)
Interest income	21	773	1,245
Interest expense – shareholders’ and affiliates	(5,901)	(13,747)	(7,486)
Other, net	4,680	21,217	5,525

	(1,200)	8,243	(716)
Loss before income taxes	(419,130)	(455,147)	(477,685)
Income taxes (Note 6)	—	—	—

Net loss	$(419,130)	$(455,147)	$(477,685)

The accompanying notes are an integral part of these financial statements

STREAM S.p.A.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2000, 2001 and 2002

(in Thousands of U.S. Dollars)

	2000	2001	2002
	(Restated)		(Unaudited)
Cash flows from operating activities
Net loss	$(419,130)	$(455,147)	$(477,685)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	47,348	83,276	109,438
Changes in operating assets and liabilities:
Inventories	(3,488)	2,977	383
Television rights costs, current	(88,918)	136,657	37,305
Trade accounts receivable	(25,736)	(26,731)	(11,785)
Receivables from shareholders and affiliates	34,846	(8,142)	12,119
Receivables for VAT and other current assets	(45,078)	8,457	(45,636)
Other non-current assets	—	—	(4,982)
Long-term television rights costs	190,389	5,753	476
Trade accounts payable	36,274	26,928	35,111
Payables for television rights costs	88,918	(136,657)	(37,305)
Payables due to shareholders and affiliates	(28,481)	115,394	(34,547)
Deferred revenue	18,986	6,047	2,899
Accrued expenses	(1,633)	(484)	48,680
Long-term liabilities for television rights costs	(190,389)	(5,753)	(476)
Liability for employees’ severance indemnities	300	554	602

Cash used in operating activities	(385,792)	(246,871)	(365,403)

Cash flows from investing activities:
Acquisition of property and equipment	(113,523)	(70,017)	(21,049)
Investment in intangible assets	(7,758)	(10,165)	(10,300)
Proceeds from disposal of property and equipment	753	863	120

Cash used in investing activities	(120,528)	(79,319)	(31,229)

Cash flows from financing activities:
Shareholders’ contributions	446,895	297,086	338,708
Decrease (increase) in financing payables due to shareholders and affiliates	47,585	21,857	104,078

Cash provided by financing activities	494,480	318,943	442,786

Effect of exchange rate changes on cash and cash equivalents	(2,555)	11,644	8,322

Net increase (decrease) in cash and cash equivalents	(14,395)	4,397	54,476

Cash and cash equivalents at the beginning of the year	35,124	20,729	25,126

Cash and cash equivalents at the end of the year	$20,729	$25,126	$79,602

Supplemental information to Statements of Cash Flows:
Cash paid for interest – shareholders’ and affiliates	$5,901	$13,747	$8,373
Non cash contribution from shareholders	$—	$—	$125,494
Cash paid for taxes	$—	$—	$—

The accompanying notes are an integral part of these financial statements

STREAM S.p.A.

STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

For the Years Ended December 31, 2000, 2001 and 2002

(in Thousands of U.S. Dollars)

	Common Shares	Additional Paid-in Capital	Accumulated Deficit	Accumulated other comprehensive income (loss)	Total
Balance as of January 1, 2000	241,305	321,513	(584,499)	5,973	(15,708)
Reduction in par value of common shares (Note 5)	(253,981)	253,981	—	—	—
Issuances of common shares (Note 5)	468,091	—	—	—	468,091
Comprehensive loss:
Net loss for the year	—	—	(419,130)	—	(419,130)
Foreign currency translation adjustment				(19,828)	(19,828)

Total comprehensive loss	—	—	(419,130)	(19,828)	(438,958)

Balance as of December 31, 2000	455,415	575,494	(1,003,629)	(13,855)	13,425
Capital contribution (Note 5)	—	297,086	—	—	297,086
Effect of converting to Euro (Note 5)	(82)	82	—	—	—
Comprehensive income (loss):
Net loss for the year	—	—	(455,147)	—	(455,147)
Foreign currency translation adjustment	—	—	—	11,320	11,320

Total comprehensive (loss) income	—	—	(455,147)	11,320	(443,827)

Balance as of December 31, 2001 (Unaudited)	$455,333	$872,662	$(1,458,776)	$(2,535)	$(133,316)

Capital contribution (Note 5)	—	338,708	—	—	338,708
Reduction of Shares (Note 5)	(100,959)	100,959	—	—	—
Forgiveness of debt	—	125,494	—	—	125,494
Comprehensive income (loss):
Net loss for the year	—	—	(477,685)	—	(477,685)
Foreign currency translation adjustment	—	—	—	(29,644)	(29,644)

Total comprehensive (loss) income	—	—	(477,685)	(29,644)	(507,329)

Balance as of December 31, 2002	$354,374	$1,437,823	$(1,936,461)	$(32,179)	$(176,443)

The accompanying notes are an integral part of these financial statements

STREAM S.p.A.

NOTES TO THE FINANCIAL STATEMENTS

Years Ended December 31, 2000, 2001 and 2002

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

The accompanying financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business. Consequently, the financial statements do not reflect any adjustments that might result if the Company is not able to continue as a going concern. The Company has negative working capital and an accumulated deficit of $331,369 and $1,936,463, respectively, at December 31, 2002, and has cumulatively used $998,066 of cash in operations during the three years in the period ended December 31, 2002. A shareholder of the Company, NPAL, has proposed a plan that they believe will help the Company continue as a going concern. The shareholders have successfully acquired the operations of the sole competitor of the Company in Italy, Telepiù SpA, effective 30 April, 2003 and subsequently merged the operations of the respective entities into a single operating unit in the Italian market. There can be no assurances that, even when the respective entities are merged into a single operating unit in the Italian market, the operating difficulties will be eased.

2.    Correction of an Error

In preparing its 2001 financial statements, the Company determined that it had prematurely recognized certain non-sporting event licensing costs and the related liabilities at both December 31, 2000 and 1999. For these previously reported periods, Stream had capitalized future amounts payable under long-term programming contracts with third party content providers and recorded an equal long-term liability (i.e. they “grossed-up” the balance sheet). Consequently, the Company has restated its balance sheet as of December 31, 2000, and its statements of cash flows for the year ended December 31, 2000, to reflect the correction of this error, which consisted of recording an adjustment to decrease the current portion of the “Television rights costs, current” and “Long-term television rights costs” assets by $46,859 and $328,336, respectively, with corresponding decreases in “Trade accounts payable” for $46,859 and $328,336 in “Long-term liabilities for television rights costs.”

This correction of an error had no effect on stockholders’ equity (deficit), results of operations or cash used in operations as previously reported for any year presented. The following tables identifies the respective line items that have been restated in the accompanying financial statements:

STREAM S.p.A.

NOTES TO THE FINANCIAL STATEMENTS

Years Ended December 31, 2000, 2001 and 2002

(Amounts in Thousands of U.S. Dollars, Except as Otherwise Indicated)

Balance sheet:

	As previously reported at December 31, 2000	Effect of the correction of an Error	As Restated December 31, 2000
Television rights cost, current	$248,991	$(46,859)	$202,132
Long-term Television rights	334,902	(328,336)	6,566
Total Assets	967,634	(375,195)	592,439
Trade Accounts Payable	363,284	(46,859)	316,425
Long-term liabilities for television rights	334,902	(328,336)	6,566
Total Liabilities	$967,634	$(375,195)	$592,439

Statement of Cash Flows:

	As previously reported at of December 31, 2000	Effect of the correction of an Error	As Restated December 31, 2000
Television rights cost, current	$(135,319)	$46,401	$(88,918)
Long-term Television rights	(134,739)	140,492	$5,753
Trade Accounts Payable	171,595	(46,401)	$125,194
Long-term liabilities for television rights	134,739	(140,492)	(5,753)
Cash used in operating activities	$(385,648)	$—	$(385,648)

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

STREAM S.p.A.

NOTES TO THE FINANCIAL STATEMENTS

Years Ended December 31, 2000, 2001 and 2002

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

Contractual obligations for program rights that will be transmitted later than one year from the balance sheet date, are included in “Long term liabilities for television rights costs” debts at face value. The corresponding amounts of program rights that will be transmitted within one year of the balance sheet date are included in “Television rights costs, current”.

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

The television rights costs are expensed as follows:

Soccer games	100% on first showing
Movie Channels	Straight-line basis over the period of transmission
Rights (library movies)	Effective number of showings (current movies)

STREAM S.p.A.

NOTES TO THE FINANCIAL STATEMENTS

Years Ended December 31, 2000, 2001 and 2002

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

Impairments

In August 2001, the FASB issued SFAS 144 “Accounting for the Impairment of Long-Lived Assets” which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Statement applies to certain long-lived assets, including those reported as discontinued operations, and develops one accounting model for long-lived assets to be disposed of by sale. SFAS 144 supersedes SFAS 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”, and APB 30, “Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, for the disposal of a segment. The Company adopted the provisions of SFAS 144 effective January 1, 2002. Prior to 2002, the Group applied SFAS 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”, to all long-lived assets.

Under both SFAS 121 and 144, the Company assesses potential impairments whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable or if the price of the asset has had considerable market depreciation. The recoverability of an asset’s carrying value is initially determined by comparing the undiscounted cash flows of the asset to its carrying value. If, after the initial assessment, impairment is deemed to exist, then the Company estimates the fair value of the asset based on discounted cash flows, independent appraisals or quoted market prices, if available. Any excess of carrying value over estimated fair value is written off and recorded as an expense in current period earnings. Based on its review, the Company believes that no significant impairment of its long-lived assets or related intangible assets has occurred.

Liability for employees’ severance indemnities

In accordance with Italian severance pay statutes and labor contracts, an employee benefit is accrued for service to date and is immediately payable upon separation, regardless of cause. The termination benefit is calculated in accordance with local civil and labor laws based on each employee’s length of service, employment category and remuneration. The termination liability is adjusted annually by a cost-of-living index provided by the Italian government. The liabilities recorded in the accompanying balance sheets are the amounts that employees would be eligible for as of those dates, net of any advances. The charge to earnings for the mandatory severance benefit was $1,021, $1,288 and $1,445 in 2000, 2001 and 2002, respectively.

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

Foreign currency translation

STREAM S.p.A.

NOTES TO THE FINANCIAL STATEMENTS

Years Ended December 31, 2000, 2001 and 2002

(Amounts in Thousands of U.S. Dollars, Except as Otherwise Indicated)

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

Exchange gains and losses arising from transactions denominated in foreign currencies are included in “other, net” in the accompanying statements of operations. Foreign currency transaction losses (gains) were $471, ($53) and $6,981 for the years ended December 31, 2000, 2001 and 2002, respectively.

Revenue recognition

The Company derives its revenue principally from the sale of satellite and cable television subscription (“pay TV”) services to individuals under contracts of two months or one year in duration.

Under these arrangements, revenues are derived principally from:

-	subscriptions for annual pay TV contracts;

-	rentals of set-top boxes; and

-	pay-per-view television consumption

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

Market risk exposure

The Company is potentially subject to foreign currency exchange rate risk relating to payments to suppliers in the United States, as well as other international markets. The Company’s financial statements could be affected by factors such as changes in foreign currency exchange rates. The Company did not engage in any hedging activities during 2000, 2001 or 2002.

Advertising costs

All advertising costs are expensed as incurred.

STREAM S.p.A.

NOTES TO THE FINANCIAL STATEMENTS

Years Ended December 31, 2000, 2001 and 2002

(Amounts in Thousands of U.S. Dollars, Except as Otherwise Indicated)

Reclassifications

In addition to the amounts discussed in Note 2, certain amounts in the 2000 and 2001 financial statements have been reclassified to conform to the 2002 presentation.

New Accounting Standards

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires liability recognition for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company adopted the provisions of SFAS No. 143 effective January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material impact on the Company’s financial position.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”) which supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” Among other changes, SFAS No. 144 provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets. The Company adopted SFAS No. 144 during the first quarter of this fiscal year. The adoption of SFAS No. 144 is not expected to have a material impact on the Company’s financial position.

In April 2002, SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS 145”) was issued. SFAS No. 145 rescinds SFAS No. 4 and No. 64, which required gains and losses from extinguishment of debt to be classified as extraordinary items. SFAS No. 145 also rescinds SFAS No. 44 since the provisions of the Motor Carrier Act of 1980 are complete. SFAS No. 145 also amends SFAS No. 13 eliminating inconsistencies in certain sale-leaseback transactions. The provisions of SFAS No. 145 are effective for fiscal years beginning after May 15, 2002. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented shall be reclassified. The Company does not expect that the adoption of SFAS No. 145 will have a material effect on the Company’s financial position or results of operations.

In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (referred to as EITF) Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, not at the date of an entity’s commitment to an exit plan, as required under EITF Issue No. 94-3. The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized under such costs, and is not expected to have a material impact on the Consolidated Financial Statements.

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS No. 148 are effective for financial statements for fiscal years ending after December 15, 2002. The adoption of this standard is not expected to have a material impact on the Consolidated Financial Statements.

4.    Trade accounts receivable, net

Trade accounts receivable consist of the following:

	As of December 31,
	2001	2002
		(Unaudited)
Receivables from subscribers	$96,247	$188,870
Allowance for bad debts	(28,215)	(94,843)

	$68,032	$94,027

STREAM S.p.A.

NOTES TO THE FINANCIAL STATEMENTS

Years Ended December 31, 2000, 2001 and 2002

(Amounts in Thousands of U.S. Dollars, Except as Otherwise Indicated)

5.    Shareholders’ equity (deficit)

Common shares

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

In 2002, the number of shares was reduced as a result of capital restructuring for losses carried forward and therefore, the share capital of the Company was reduced by approximately €113,880 ($100,959) and increased additional paid-in-capital by the same amount.

Additional paid-in-capital

As of July 16, 2001, a further capital contribution of $297,086 was made, subscribed to on a pro rata basis by both shareholders. No additional shares were issued by the Company for the contribution from the shareholders.

In 2002, additional paid-in-capital was increased by approximately €365,582 ($338,708) as a result of capital restructuring for losses carried forward. No additional shares were issued by the Company for the contribution from the shareholders.

In February 2002, Telespazio S.p.A., an entity controlled by Telecom Italia, transferred certain trade accounts receivable due from the Company totaling approximately €31,600 ($27,493) to Telecom Italia. The debt to Telespazio S.p.A. was assumed by the shareholders on a pro-rata basis, and subsequently forgiven by both shareholders as a capital contribution. No new shares were issued.

A further €50,000 ($52,406) was forgiven by both shareholders; Telecom Italia and News Corp in the second half of the financial year. No new shares were issued.

6.    Income taxes

The Company has incurred operating losses since its inception and therefore has not incurred income tax expense. Because of its history of operating losses, the Company has recorded a valuation allowance against all of its deferred tax assets. Net operating loss carryforwards available to the Company are $1,390,639 as of December 31, 2002. All net operating losses are within the Italian tax jurisdiction and expire within five years as follow:

Year Expiring	As of December 31, 2002
(Unaudited)
2003	$163,314
2004	262,851
2005	347,030
2006	238,444
2007	379,000

$1,390,639

STREAM S.p.A.

NOTES TO THE FINANCIAL STATEMENTS

Years Ended December 31, 2000, 2001 and 2002

(Amounts in Thousands of U.S. Dollars, Except as Otherwise Indicated)

The components of net deferred tax assets are as follows:

	As of December, 31
	2001	2002
		(Unaudited)
Deferred tax assets:
Net operating loss carry forwards	$1,182,303	$1,390,639
Television rights	60,699	50,355
Other accrued expenses	20,899	53,232

Deferred tax assets	1,263,901	1,494,226
Less: valuation allowance	(1,263,901)	(1,494,226)

Total net deferred tax asset	$—	$—

7.    Revenues

	For the years ended December 31,
	2000	2001	2002
			(Unaudited)
Subscription revenue	$91,704	$173,679	$209,009
Set top box rental revenue	21,109	28,639	30,374
Pay per view subscription revenue	6,483	7,807	8,415
Other	8,297	14,432	13,138

	$127,593	$224,557	$260,936

8.    Cost of services

	For the years ended December 31,
	2000	2001	2002
			(Unaudited)
Sports rights costs	$175,580	$228,340	$218,874
Pay TV and pay per view rights costs	108,178	141,809	140,617
Satellite rental	23,637	28,500	31,746
Salaries and wages	12,211	13,483	20,173
Raw materials	18,135	5,081	12,686
Depreciation and amortization	42,613	74,949	101,998
Other indirect operating costs	7,299	6,784	58,858

	$387,653	$498,946	$584,952

9.    Selling, general and administrative expenses

	For the years ended December 31,
	2000	2001	2002
			(Unaudited)
Advertising	$41,950	$55,397	$21,950
Salaries & wages	12,211	13,483	11,591
Customer service	9,437	10,792	16,052
Bad debt allowance	8,296	16,031	41,591
Selling commissions	30,412	20,428	23,328
Administrative costs	14,143	13,798	7,023
Rental, maintenance and other	12,415	9,654	12,052
Depreciation and amortization	4,735	8,327	7,440
Other operating expenses	24,271	41,091	11,926

Total	$157,870	$189,001	$152,953

STREAM S.p.A.

NOTES TO THE FINANCIAL STATEMENTS

Years Ended December 31, 2000, 2001 and 2002

(Amounts in Thousands of U.S. Dollars, Except as Otherwise Indicated)

10.    Depreciation and amortization

	For the years ended December 31,
			(Unaudited)
	2000	2001	2002
Tangible assets	$43,716	$77,195	$101,539
Intangible assets	3,632	6,081	7,899

Total	$47,348	$83,276	$109,438

11.    Shareholders’ interest expense

The Company incurred shareholders’ interest expense in the amount of $5,901 and $13,747 and $7,486 for the years ended December 31, 2000, 2001 and 2002, respectively. These amounts consist mainly of interest expense to the shareholders’ for financing. For terms and conditions, see Note 13.

12.    Commitments and contingencies

Purchase commitments

The Company has entered into non-cancelable programming rights contracts for television rights costs, which extend through 2010. The future minimum payments of these contracts as of December 31, 2002, are as follows:

(Unaudited)
Year ending December 31,
2003	$277,952
2004	205,829
2005	148,705
2006	28,190
2007	17,818
Thereafter	43,964

Total future purchase commitments	$722,458

Litigation

In the ordinary course of business, the Company has become involved in disputes or litigation. While the result of such disputes cannot be predicted with certainty, in management’s opinion, based on the advice of counsel, the ultimate resolution of these disputes will not have a material adverse effect on the Company’s financial position or its results of operations.

STREAM S.p.A.

NOTES TO THE FINANCIAL STATEMENTS

Years Ended December 31, 2000, 2001 and 2002

(Amounts in Thousands of U.S. Dollars, Except as Otherwise Indicated)

13.    Related party transactions

The following tables sets forth the balances of accounts receivable and accounts payable, revenues and expenses regarding the Company’s transactions with its shareholders and their affiliates:

	As of December 31,
			(Unaudited)
	2001		2002
	Receivables	Payables	Receivables	Payables
Shareholders
Telecom Italia	$2,867	$131,938	$4,461	$100,530
NPAL	—	107,260	—	162,315
Shareholder Affiliates
Italtel S.p.A.	—	33,743	—	—
Telespazio S.p.A.	10,999	31,652	—	37,290
Emsa Società immobiliare per azioni	—	—	—	—
Atesia S.p.A.	—	8,597	—	—
NDS Ltd.	—	4,649	—	2,290
Finsiel S.p.A.	—	219	—	260
Fox Kids Europe	—	393	—	—
TIM	—	6,918	—	—
Music Choice	—	—	—	2,434
Fox Sport	—	—	—	655
News Corp Europe Ltd	—	—	—	1,012
Atesia S.p.A.	—	—	—	23,856
Telesoft	—	4,429	—	5,962
National Geographic (“NGC”)	1,138	4,948	—	3,072

Total	$15,004	$334,746	$4,461	$339,676

	Years ended December 31,
					(Unaudited)
	2000		2001		2002
	Revenue	Expenses	Revenue	Expenses	Revenue	Expenses
Shareholders
Telecom Italia	$6,459	$18,036	$1,040	$16,107	$900	$10,418
NPAL	—	2,969	—	6,866	—	6,116
Affiliates of shareholders
National Geographic	1	6,238	—	9,592	—	11,366
Italtel S.p.A.	—	108,722	—	59,641	—	—
Telespazio S.p.A.	145	25,281	—	26,035	—	27,995
Emsa Società immobiliare per azioni	15	1,940	—	—	—	—
Atesia S.p.A.	—	14,663	—	9,450	—	10,032
NDS Ltd	—	4,686	—	—	—	4,446
Music Choice	—	—	—	—	—	2,578
Fox Sport	—	—	—	—	—	414
Fox Kids Europe	85	2,888	—	—	—	—
SEAT	619	619	—	—	—	—
TIM	—	4,680	—	—	—	—
Telesoft	—	785	—	—	—	346
News Corp Europe Ltd	—	—	—	—	—	283

Total	$7,324	$191,507	$1,040	$127,691	$900	$73,994

All affiliates are subsidiaries or investments of the shareholders or their parent company:

STREAM S.p.A.

NOTES TO THE FINANCIAL STATEMENTS

Years Ended December 31, 2000, 2001 and 2002

(Amounts in Thousands of U.S. Dollars, Except as Otherwise Indicated)

Transactions with Telecom Italia and NPAL mainly relate to Euro denominated loans granted by both shareholders for an amount of €212,919 ($223,288), with interest cost based on the Euribor rate plus 2.875%.

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

Transactions with NGC, Fox Sport and Music Choice relate to the payments of rights and contents for the transmission of the related channels.

14.    Other events

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

Agreement with Vivendi

On October 1, 2002, News Corporation the parent company of a shareholder of NPAL, announced an agreement with Vivendi Universal, owner of Canal+/Telepiù, for the acquisition of Telepiù. The agreement, which is subject to certain closing conditions and requirements, including the successful review of the proposed transaction by Anti-Trust authorities. On April 2, 2003, the European Anti-Trust authorities approved News Corporation’s acquisition of Telepìu. On April 30, 2003, the acquisition was completed and the company was renamed Sky Italia. Sky Italia’s ownership structure is as follows: NPAL owns 75% and Sky Global Holdings owns 5.1% (both companies are subsidiaries of News Corporation), while the remaining 19.9% is held by Telecom Italia.