Form 20-F/A
period 2003-06-30
NEWS CORP LTD
filed 2003-12-08
CIK 788509

UNITED STATES

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

Guarantees by The News Corporation Limited of the following securities issued by News America Incorporated: (i) 8 1/2% Senior Notes due 2005; (ii) 6.625% Senior Debentures due 2008; (iii) 7 3/8% Senior Debentures due 2008; (iv) 4.750% Senior Notes due 2010; (v) 9 1/4% Senior Debentures due 2013; (vi) 8 5/8% Senior Debentures due 2014; (vii) 7.6% Senior Debentures due 2015; (viii) 8% Senior Debentures due 2016; (ix) 7 1/4% Senior Debentures due 2018; (x) 8 1/4% Senior Debentures due 2018; (xi) Liquid Yield Option Notes due 2021; (xii) 8 7/8% Senior Debentures due 2023; (xiii) 6.55% Senior Debentures due 2023; (xiv) Senior Exchangeable BUCS due 2023 and related securities; (xv) TOPrS due 2016 and related securities; (xvi) 7 3/4% Senior Debentures due 2024; (xvii) 7 3/4% Senior Debentures due 2024; (xviii) 9 1/2% Senior Debentures due 2024; (xix) 8 1/2% Senior Debentures due 2025; (xx) 7.7% Senior Debentures due 2025; (xxi) 7.43% Senior Debentures due 2026; (xxii) 7 1/8% Senior Debentures due 2028; (xxiii) 7.3% Senior Debentures due 2028; (xxiv) 7.28% Senior Debentures due 2028; (xxv) 7.625% Senior Debentures due 2028; (xxvi) 6.703% Mandatory Par Put Remarketed Securities due 2034; (xxvii) 8.45% Senior Debentures due 2034; (xxviii) 8.15% Senior Debentures due 2036; (xxix) 6 3/4% Senior Debentures due 2038; (xxx) 7.75% Senior Debentures due 2045; (xxxi) 7.9% Senior Debentures due 2095; and (xxxii) 8 1/4% Senior Debentures due 2096.

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

EXPLANATORY NOTE

This Form 20-F/A hereby amends Items 18 and 19 of the Registrant’s Annual Report on Form 20-F for the fiscal year ended June 30, 2003, which was filed on October 29, 2003. This amendment includes only the Annual Financial Statements for British Sky Broadcasting Group plc, which were not available at the time the original report was filed.

ITEM 18. FINANCIAL STATEMENTS

1.	The News Corporation Limited and Subsidiaries*
Annual Financial Statements
Report of Independent Auditors
Statement of Financial Performance for the fiscal years ended 30 June, 2003, 2002 and 2001
Statement of Financial Position at 30 June, 2003 and 2002
Statement of Cash Flows for the fiscal years ended 30 June, 2003, 2002 and 2001
Statement of Shareholders’ Equity for the fiscal years ended 30 June, 2003, 2002 and 2001
Notes to the Consolidated Financial Statements

2.	Fox Entertainment Group, Inc.*
Annual Financial Statements
Report of Independent Auditors
Copy of 2001 Report of Independent Public Accountants
Consolidated Balance Sheets at June 30, 2003 and 2002
Consolidated Statements of Operations for the years ended June 30, 2003, 2002 and 2001
Consolidated Statements of Cash Flows for the years ended June 30, 2003, 2002 and 2001
Consolidated Statements of Shareholders’ Equity for the years ended June 30, 2003, 2002 and 2001
Notes to the Consolidated Financial Statements

3.	British Sky Broadcasting Group plc**
	Report of Independent Auditors	B-1
	Consolidated Profit and Loss Accounts for the years ended June 30, 2001, 2002 and 2003	B-2
	Consolidated Statements of Total Recognized Gains and Losses for the years ended June 30, 2001, 2002 and 2003	B-2
	Consolidated Balance Sheets at June 30, 2002 and 2003	B-3
	Consolidated Cash Flow Statements for the years ended June 30, 2001, 2002 and 2003	B-4
	Notes to Consolidated Financial Statements	B-7

4.	Stream S.p.A.*
Annual Financial Statements
Report of Independent Auditors
Copy of 2000 Report of Independent Auditors
Balance Sheets as of December 31, 2001and 2002
Statements of Operations for the years ended December 31, 2000, 2001 and 2002
Statements of Cash Flows for the years ended December 31, 2000, 2001 and 2002
Statements of Shareholders’ Equity for the years ended December 31, 2000, 2001 and 2002
Notes to the Consolidated Financial Statements

5.	Gemstar-TV Guide International, Inc.***
Annual Financial Statements
Report of Independent Auditors
Consolidated Balance Sheets as of December 31, 2002 and 2001
Consolidated Statements of Operations for the years ended December 31, 2002 and 2001 and the nine months ended December 31, 2000
Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2002 and 2001 and the nine months ended December 31, 2000
Consolidated Statements of Cash Flows for the years ended December 31, 2002 and 2001 and the nine months ended December 31, 2000
Notes to Consolidated Financial Statements

*	Previously filed on Form 20-F on October 30, 2003
**	Filed herewith
***	Previously filed on Form 20-F/A on July 1, 2003

ITEM 19. EXHIBITS

Number	Description

1.1	Memorandum and Constitution of The News Corporation Limited, as amended on October 18, 1994. [1]

1.2	Amendments to the Constitution of The News Corporation Limited, dated January 31, 1995 and October 10, 1995.[2]

1.3	Extract from the Notice of Annual General Meeting of The News Corporation Limited setting forth amendments to its Constitution, adopted at its Annual General Meeting held on October 7, 1997.[3]

2.1	Amended and Restated Deposit Agreement, dated as of December 3, 1996, among The News Corporation Limited, Citibank, N.A. and the holders from time to time of American Depositary Receipts issued thereunder, representing American Depositary Shares of The News Corporation Limited each representing four Preferred Shares.[4]

2.2	Amended and Restated Deposit Agreement, dated as of October 29, 1996, among The News Corporation Limited, Citibank, N.A. and the holders from time to time of American Depositary Receipts issued thereunder, representing American Depositary Shares of The News Corporation Limited each representing four Ordinary Shares.[5]

2.3	Five Year Credit Agreement, dated as of June 27, 2003, among News America Incorporated et al, several lenders, agents and banks.[6]

2.4	Form of Preferred Ordinary Shares of The News Corporation Limited.[7]

2.5	Form of Preferred American Depositary Shares of The News Corporation Limited.[8]

2.6	Form of Ordinary Shares of The News Corporation Limited.[9]

2.7	Form of Ordinary American Depositary Shares of The News Corporation Limited.[10]

2.8	Indenture, dated as of February 28, 2001, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to the Liquid Yield Option™ Notes due February 28, 2021.[11]

2.9	First Supplemental Indenture, dated as of June 27, 2003, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to the Liquid Yield Option™ Notes due February 28, 2021. [12]

2.10	Indenture, dated as of January 28, 1993, by and among News America Incorporated (formerly News America Holdings Incorporated), The News Corporation Limited, the other Guarantors named therein and U.S. Bank National Association (as successor to State Street Bank and Trust Company and The First National Bank of Boston), as Trustee, with respect to the senior debt securities.[13]

2.11	First Supplemental Indenture, dated as of March 24, 1993, by and among News America Incorporated (formerly News America Holdings Incorporated), The News Corporation Limited, the other Guarantors named therein and U.S. Bank National Association (as successor to State Street Bank and Trust Company and The First National Bank of Boston), as Trustee, with respect to the senior debt securities. [14]

2.12	Second Supplemental Indenture, dated as of April 8, 1993, by and among News America Incorporated (formerly News America Holdings Incorporated), The News Corporation Limited,

the other Guarantors named therein and U.S. Bank National Association (as successor to State Street Bank and Trust Company and The First National Bank of Boston), as Trustee, with respect to the senior debt securities. [15]

2.13	Third Supplemental Indenture, dated as of May 20, 1993, by and among News America Incorporated (formerly News America Holdings Incorporated), The News Corporation Limited, the other Guarantors named therein and U.S. Bank National Association (as successor to State Street Bank and Trust Company and The First National Bank of Boston), as Trustee, with respect to the senior debt securities. [16]

2.14	Fourth Supplemental Indenture, dated as of May 28, 1993, by and among News America Incorporated (formerly News America Holdings Incorporated), The News Corporation Limited, the other Guarantors named therein and U.S. Bank National Association (as successor to State Street Bank and Trust Company and The First National Bank of Boston), as Trustee, with respect to the senior debt securities. [17]

2.15	Fifth Supplemental Indenture, dated July 21, 1993, by and among News America Incorporated (formerly News America Holdings Incorporated), The News Corporation Limited, the other Guarantors named therein and U.S. Bank National Association (as successor to State Street Bank and Trust Company and The First National Bank of Boston), as Trustee, with respect to the senior debt securities. [18]

2.16	Form of Sixth Supplemental Indenture, dated as of January 25, 1994, by and among News America Incorporated (formerly News America Holdings Incorporated), The News Corporation Limited, the other Guarantors named therein and U.S. Bank National Association (as successor to State Street Bank and Trust Company and The First National Bank of Boston), as Trustee, with respect to the senior debt securities. [19]

2.17	Form of Seventh Supplemental Indenture, dated as of February 4, 1994, by and among News America Incorporated (formerly News America Holdings Incorporated), The News Corporation Limited, the other Guarantors named therein and U.S. Bank National Association (as successor to State Street Bank and Trust Company and The First National Bank of Boston), as Trustee, with respect to the senior debt securities. [20]

2.18	Form of Eighth Supplemental Indenture, dated as of May 12, 1994, by and among News America Incorporated (formerly News America Holdings Incorporated), The News Corporation Limited, the other Guarantors named therein and U.S. Bank National Association (as successor to State Street Bank and Trust Company and The First National Bank of Boston), as Trustee, with respect to the senior debt securities. [21]

2.19	Form of Ninth Supplemental Indenture, dated as of August 1, 1995, by and among News America Incorporated (formerly News America Holdings Incorporated), The News Corporation Limited, the other Guarantors named therein and U.S. Bank National Association (as successor to State Street Bank and Trust Company and The First National Bank of Boston), as Trustee, with respect to the senior debt securities. [22]

2.20	Form of Tenth Supplemental Indenture, dated as of March 2, 2000, by and among News America Incorporated (formerly News America Holdings Incorporated), The News Corporation Limited, the other Guarantors named therein and U.S. Bank National Association (as successor to State Street Bank and Trust Company and The First National Bank of Boston), as Trustee, with respect to the senior debt securities. [23]

2.21	Form of Eleventh Supplemental Indenture, dated as of February 14, 2001, by and among News America Incorporated (formerly News America Holdings Incorporated), The News Corporation Limited, the other Guarantors named therein and U.S. Bank National Association (as successor to State Street Bank and Trust Company and The First National Bank of Boston), as Trustee, with respect to the senior debt securities. [24]

2.22	Twelfth Supplemental Indenture, dated as of June 27, 2003, by and among News America Incorporated (formerly News America Holdings Incorporated), The News Corporation Limited, the other Guarantors named therein and U.S. Bank National Association (as successor to State Street Bank and Trust Company and The First National Bank of Boston), as Trustee, with respect to the senior debt securities. [25]

2.23	Amended and Restated Indenture, dated as of March 24, 1993, by and among News America Incorporated (formerly News America Holdings Incorporated), The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities. [26]

2.24	First Supplemental Indenture, dated as of May 20, 1993, by and among News America Incorporated (formerly News America Holdings Incorporated), The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities. [27]

2.25	Second Supplemental Indenture, dated as of May 28, 1993, by and among News America Incorporated (formerly News America Holdings Incorporated), The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities. [28]

2.26	Third Supplemental Indenture, dated as of July 21, 1993, by and among News America Incorporated (formerly News America Holdings Incorporated), The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities. [29]

2.27	Fourth Supplemental Indenture, dated as of October 20, 1995, by and among News America Incorporated (formerly News America Holdings Incorporated), The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities. [30]

2.28	Fifth Supplemental Indenture, dated as of January 8, 1998, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities. [31]

2.29	Sixth Supplemental Indenture, dated as of March 1, 1999, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities. [32]

2.30	Seventh Supplemental Indenture, dated as of February 14, 2001, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities. [33]

2.31	Eighth Supplemental Indenture, dated as of June 27, 2003, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to senior debt securities. [34]

2.32	Indenture, dated as of November 12, 1996, by and among News America Incorporated (formerly News America Holdings Incorporated), The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to the 5% Subordinated Discount Debentures due 2016. [35]

2.33	First Supplemental Indenture, dated as of March 2, 2000, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to the 5% Subordinated Discount Debentures due 2016. [36]

2.34	Second Supplemental Indenture, dated as of February 14, 2001, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to the 5% Subordinated Discount Debentures due 2016. [37]

2.35	Third Supplemental Indenture, dated as of June 27, 2003, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to the 5% Subordinated Discount Debentures due 2016. [38]

2.36	Indenture, dated as of March 21, 2003, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to the Beneficial Unsecured exChangeable Securities. [39]

2.37	First Supplemental Indenture, dated as of June 27, 2003, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee, with respect to the Beneficial Unsecured exChangeable Securities. [40]

2.38	Letter Amendment No. 1 to Five Year Credit Agreement, dated as of August 13, 2003, among News America Incorporated, several lenders, agents and banks. [41]

4.1	Stock Purchase Agreement, dated as of April 9, 2003, by and among The News Corporation Limited, Hughes Electronics Corporation and General Motors Corporation. [42]

4.2	Amendment No. 1 to the Stock Purchase Agreement, dated as of April 25, 2003, by and among The News Corporation Limited, Hughes Electronics and General Motors Corporation. [43]

4.3	Amendment No. 2 to the Stock Purchase Agreement, dated as of August 20, 2003, by and among The News Corporation Limited, Hughes Electronics Corporation and General Motors Corporation. [44]

4.4	Agreement and Plan of Merger, dated as of April 9, 2003, by and among Hughes Electronics Corporation, The News Corporation Limited and GMH Merger Sub, Inc. [45]

4.5	Amendment No. 1 to the Agreement and Plan of Merger, dated as of July 16, 2003, by and among Hughes Electronics Corporation, The News Corporation Limited and GMH Merger Sub, Inc. [46]

4.6	Employee Matters Agreement, dated as of April 9, 2003, by and between Hughes Electronics Corporation and The News Corporation Limited. [47]

4.7	Registration Rights Agreement, dated as of April 9, 2003, by and between The News Corporation Limited and General Motors Corporation. [48]

8	List of Subsidiaries.[49]

11	Standards of Business Conduct of The News Corporation Limited and Subsidiaries[50]

12.1	Certification of the Chairman and Chief Executive pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification of the Chairman and Chief Executive pursuant to USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification of the Chief Financial Officer pursuant to USC Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

14.1	Consent of Deloitte & Touche LLP regarding British Sky Broadcasting Group plc.*

*	Filed herewith.

[1]	Incorporated by reference to Exhibit 1.3 to the Annual Report of The News Corporation Limited on Form 20-F (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 1994.
[2]	Incorporated by reference to Exhibit 1.1 to the Annual Report of The News Corporation Limited on Form 20-F (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 1995.
[3]	Incorporated by reference to Exhibit 1.3 to the Annual Report of The News Corporation Limited on Form 20-F (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 1997.
[4]	Incorporated by reference to Exhibit 4.2 to the Registration Statement of The News Corporation Limited on Form F-4 (Registration No. 333-6190) filed with the Securities and Exchange Commission on December 20, 1996.
[5]	Incorporated by reference to Exhibit 4.1 to the Registration Statement of The News Corporation Limited on Form S-8 (Registration No. 333-10338) filed with the Securities and Exchange Commission on May 10, 1999.
[6]	Incorporated by reference to Exhibit 10.1 to the Annual Report of Fox Entertainment Group, Inc. on Form 10-K (File No. 1-14595) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2003.
[7]	Incorporated by reference to Exhibit (a) to the Registration Statement of The News Corporation Limited on Form 8-A (File No. 1-9141) filed with the Securities and Exchange Commission on November 2, 1994.
[8]	Incorporated by reference to Exhibit A of Exhibit 4.2 to Amendment No. 1 to the Registration Statement of The News Corporation Limited on Form F-3 (Registration No. 333-13556) filed with the Securities and Exchange Commission on June 29, 2001.
[9]	Incorporated by reference to Exhibit (a) to the Registration Statement of The News Corporation Limited on Form 8-A/A No. 4 (File No. 1-9141) filed with the Securities and Exchange Commission on November 2, 1994.
[10]	Incorporated by reference to Exhibit A of Exhibit (c) to the Registration Statement of The News Corporation Limited on Form 8-A (File No. 1-9141) filed with the Securities and Exchange Commission on November 2, 1994.
[11]	Incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Registration Statement of The News Corporation Limited on Form F-3 (Registration No. 333-13556) filed with the Securities and Exchange Commission on June 29, 2001.
[12]	Incorporated by reference to Exhibit 4.29 to the Annual Report of Fox Entertainment Group, Inc. on Form 10-K (File No. 1-14595) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2003.
[13]	Incorporated by reference to Exhibit 2 to the Report of The News Corporation Limited on Form 6-K filed with the Securities and Exchange Commission dated January 28, 1993.
[14]	Incorporated by reference to Exhibit 2 to the Report of The News Corporation Limited on Form 6-K filed with the Securities and Exchange Commission dated April 26, 1993.
[15]	Incorporated by reference to Exhibit 3 to the Report of The News Corporation Limited on Form 6-K filed with the Securities and Exchange Commission dated April 26, 1993.
[16]	Incorporated by reference to Exhibit 4.7 to the Registration Statement of News America Holdings Incorporated (currently News America Incorporated) on Form F-3 (Registration No. 33-63604) and Post-Effective Amendment No. 1 to the Registration Statement on Form F-3 of News America Holdings Incorporated (Registration No. 33-59688) filed with the Securities and Exchange Commission on May 28, 1993.
[17]	Incorporated by reference to Exhibit 4.8 to the Registration Statement of News America Holdings Incorporated (currently News America Incorporated) on Form F-3 (Registration No. 33-63604) and Post-Effective Amendment No. 1 to the Registration Statement on Form F-3 of News America Holdings Incorporated (Registration No. 33-59688) filed with the Securities and Exchange Commission on May 28, 1993.
[18]	Incorporated by reference to Exhibit 4.6 to the Registration Statement of News America Holdings Incorporated (currently News America Incorporated) on Form F-3 (Registration No. 33-74574) filed with the Securities and Exchange Commission on January 28, 1994.

[19]	Incorporated by reference to Exhibit 4.7 to Amendment No. 1 to the Registration Statement of News America Holdings Incorporated (currently News America Incorporated) on Form F-3 (Registration No. 33-74574) filed with the Securities and Exchange Commission on February 4, 1994.
[20]	Incorporated by reference to Exhibit 4.8 to Amendment No. 1 to the Registration Statement of News America Holdings Incorporated (currently News America Incorporated) on Form F-3 (Registration No. 33-79334) filed with the Securities and Exchange Commission on June 14, 1994.
[21]	Incorporated by reference to Exhibit 4.9 to Amendment No. 1 to the Registration Statement of News America Holdings Incorporated (currently News America Incorporated) on Form F-3 (Registration No. 33-79334) filed with the Securities and Exchange Commission on June 14, 1994.
[22]	Incorporated by reference to Exhibit 4.10 to the Registration Statement of News America Holdings Incorporated (currently News America Incorporated) on Form F-3 (Registration No. 33-94868) filed with the Securities and Exchange Commission on July 24, 1995.
[23]	Incorporated by reference to Exhibit 10.12 to the Annual Report of Fox Entertainment Group, Inc. on Form 10-K (File No. 1-14595) filed with the Securities and Exchange Commission on September 28, 2001.
[24]	Incorporated by reference to Exhibit 10.13 to the Annual Report of Fox Entertainment Group, Inc. on Form 10-K (File No. 1-14595) filed with the Securities and Exchange Commission on September 28, 2001.
[25]	Incorporated by reference to Exhibit 4.14 to the Annual Report of Fox Entertainment Group, Inc. on Form 10-K (File No. 1-14595) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2003.
[26]	Incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Registration Statement of News America Holdings Incorporated (currently News America Incorporated) on Form F-3 (Registration No. 33-59688) filed with the Securities and Exchange Commission on March 24, 1993.
[27]	Incorporated by reference to Exhibit 4.2 to the Registration Statement of The News America Holdings Incorporated (currently News America Incorporated) on Form F-3 (Registration No. 33-63604) and Post-Effective Amendment No. 1 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-59688) filed with the Securities and Exchange Commission on May 28, 1993.
[28]	Incorporated by reference to Exhibit 4.3 to the Registration Statement of News America Holdings Incorporated (currently News America Incorporated) on Form F-3 (Registration No. 33-63604) and Post-Effective Amendment No. 1 to the Registration Statement of News America Holdings Incorporated on Form F-3 (Registration No. 33-59688) filed with the Securities and Exchange Commission on May 28, 1993.
[29]	Incorporated by reference to Exhibit 4.14 to Amendment No. 1 to the Registration Statement of News America Holdings Incorporated (currently News America Incorporated) on Form F-3 (Registration No. 33-98238) filed with the Securities and Exchange Commission on October 23, 1995.
[30]	Incorporated by reference to Exhibit 4.15 to Amendment No. 1 to the Registration Statement of News America Holdings Incorporated (currently News America Incorporated) on Form F-3 (Registration No. 33-98238) filed with the Securities and Exchange Commission on October 23, 1995.
[31]	Incorporated by reference to Exhibit 4.6 to the Registration Statement of News America Incorporated on Form F-4 (Registration No. 333-8744) filed with the Securities and Exchange Commission on May 12, 1998.
[32]	Incorporated by reference to Exhibit 10.20 to the Annual Report of Fox Entertainment Group, Inc. on Form 10-K (File No. 1-14595) filed with the Securities and Exchange Commission on September 28, 2001.
[33]	Incorporated by reference to Exhibit 10.21 to the Annual Report of Fox Entertainment Group, Inc. on Form 10-K (File No. 1-14595) filed with the Securities and Exchange Commission on September 28, 2001.
[34]	Incorporated by reference to Exhibit 4.23 to the Annual Report of Fox Entertainment Group, Inc. on Form 10-K (File No. 1-14595) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2003.
[35]	Incorporated by reference to Exhibit 4(i) to the Registration Statement of The News Corporation Limited on Form F-3 (Registration No. 333-6896) filed with the Securities and Exchange Commission on May 9, 1997.
[36]	Incorporated by reference to Exhibit 2.39 to the Annual Report of The News Corporation Limited on Form 20-F (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2001.

[37]	Incorporated by reference to Exhibit 2.40 to the Annual Report of The News Corporation Limited on Form 20-F (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2001.
[38]	Incorporated by reference to Exhibit 4.27 to the Annual Report of Fox Entertainment Group, Inc. on Form 10-K (file No. 1-14595) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2003.
[39]	Incorporated by reference to Exhibit 4.1 Amendment No. 1 to the Registration Statement on Form F-3/S-3 of News America Incorporated (Registration No. 333-106837) filed with the Securities and Exchange Commission on August 19, 2003.
[40]	Incorporated by reference to Exhibit 4.2 Amendment No. 1 to the Registration Statement on Form F-3/S-3 of News America Incorporated (Registration No. 333-106837) filed with the Securities and Exchange Commission on August 19, 2003.
[41]	Incorporated by reference to Exhibit 10.2 to the Annual Report of Fox Entertainment Group, Inc. on Form 10-K (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2003.
[42]	Incorporated by reference to Exhibit 99.A to the Current Report on Form 6-K of The News Corporation Limited (Registration No. 1-9141) filed with the Securities and Exchange Commission on April 14, 2003.
[43].	Incorporated by reference to Exhibit 2.2 to the Registration Statement of The News Corporation Limited on Form F-4 (Registration No. 333-105853) filed with the Securities and Exchange Commission on June 5, 2003.
[44]	Incorporated by reference to Exhibit 2.7 to Amendment No. 2 to the Registration Statement of The News Corporation Limited on Form F-4 (Registration Statement No. 333-105853) filed with the Securities and Exchange Commission on August 21, 2003.
[45]	Incorporated by reference to Exhibit 99.B to the Current Report on Form 6-K of The News Corporation Limited (Registration No. 1-9141) filed with the Securities and Exchange Commission on April 14, 2003.
[46]	Incorporated by reference to Exhibit 2.5 to Amendment No. 1 to the Registration Statement of The News Corporation Limited on Form F-4 (Registration No. 333-105853) filed with the Securities and Exchange Commission on July 24, 2003.
[47]	Incorporated by reference to Exhibit 99.5 to the Registration Statement of The News Corporation Limited on Form F-4 (Registration No. 333-105853) filed with the Securities and Exchange Commission on June 5, 2003.
[48]	Incorporated by reference to Exhibit 99.6 to the Registration Statement of The News Corporation Limited on Form F-4 (Registration No. 333-105853) filed with the Securities and Exchange Commission on June 5, 2003.
[49]	Incorporated by reference to Exhibit 8 to the Annual Report of The News Corporation Limited on Form 20-F (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2003.
[50]	Incorporated by reference to Exhibit 11 to the Annual Report of The News Corporation Limited on Form 20-F (File No. 1-9141) filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2003.

INDEX TO FINANCIAL STATEMENTS

1.	The News Corporation Limited and Subsidiaries*
Annual Financial Statements
Report of Independent Auditors
Statement of Financial Performance for the fiscal years ended 30 June, 2003, 2002 and 2001
Statement of Financial Position at 30 June, 2003 and 2002
Statement of Cash Flows for the fiscal years ended 30 June, 2003, 2002 and 2001
Statement of Shareholders’ Equity for the fiscal years ended 30 June, 2003, 2002 and 2001
Notes to the Consolidated Financial Statements

2.	Fox Entertainment Group, Inc.*
Annual Financial Statements
Report of Independent Auditors
Copy of 2001 Report of Independent Public Accountants
Consolidated Balance Sheets at June 30, 2003 and 2002
Consolidated Statements of Operations for the years ended June 30, 2003, 2002 and 2001
Consolidated Statements of Cash Flows for the years ended June 30, 2003, 2002 and 2001
Consolidated Statements of Shareholders’ Equity for the years ended June 30, 2003, 2002 and 2001
Notes to the Consolidated Financial Statements

3.	British Sky Broadcasting Group plc**
	Report of Independent Auditors	B-1
	Consolidated Profit and Loss Accounts for the years ended June 30, 2001, 2002 and 2003	B-2
	Consolidated Statements of Total Recognized Gains and Losses for the years ended June 30, 2001, 2002 and 2003	B-2
	Consolidated Balance Sheets at June 30, 2002 and 2003	B-3
	Consolidated Cash Flow Statements for the years ended June 30, 2001, 2002 and 2003	B-4
	Notes to Consolidated Financial Statements	B-7

4.	Stream S.p.A.*
Annual Financial Statements
Report of Independent Auditors
Copy of 2000 Report of Independent Auditors
Balance Sheets as of December 31, 2001and 2002
Statements of Operations for the years ended December 31, 2000, 2001 and 2002
Statements of Cash Flows for the years ended December 31, 2000, 2001 and 2002
Statements of Shareholders’ Equity for the years ended December 31, 2000, 2001 and 2002
Notes to the Consolidated Financial Statements

5.	Gemstar-TV Guide International, Inc.***
Annual Financial Statements
Report of Independent Auditors
Consolidated Balance Sheets as of December 31, 2002 and 2001
Consolidated Statements of Operations for the years ended December 31, 2002 and 2001 and the nine months ended December 31, 2000
Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2002 and 2001 and the nine months ended December 31, 2000
Consolidated Statements of Cash Flows for the years ended December 31, 2002 and 2001 and the nine months ended December 31, 2000
Notes to Consolidated Financial Statements

*	Previously filed on Form 20-F on October 30, 2003
**	Filed herewith
***	Previously filed on Form 20-F/A on July 1, 2003

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Members of:

British Sky Broadcasting Group plc

Grant Way

Isleworth

Middlesex

TW7 5QD

We have audited the accompanying consolidated balance sheets of British Sky Broadcasting Group plc and subsidiaries (collectively, “the Group”) as at June 30, 2002 and 2003, and the related consolidated profit and loss accounts, consolidated statements of total recognized gains and losses, and consolidated cash flow statements for each of the three years in the period ended June 30, 2003, and notes thereto, all expressed in pounds sterling. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at June 30, 2002 and 2003, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended June 30, 2003 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net profit (loss) for each of the three years in the period ended June 30, 2003 and determination of consolidated shareholders’ funds (deficit) at June 30, 2002 and 2003, to the extent summarized in Note 28 to the consolidated financial statements.

Our audits also comprehended the translation of pounds sterling amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 28. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

As discussed in Note 28 to the consolidated financial statements, the Group was required to adopt Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, effective July 1, 2002.

DELOITTE & TOUCHE LLP

London, United Kingdom

August 11, 2003

(October 16, 2003 as to notes 26, 28, 30 and 31)

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

		June 30, 2001			June 30, 2002			June 30, 2003
	Notes	Before goodwill and exceptional items	Goodwill and exceptional items	Total	Before goodwill and exceptional items	Goodwill and exceptional items	Total	Before goodwill and exceptional items	Goodwill and exceptional items	Total
		£m	£m	£m	£m	£m	£m	£m	£m	£m
Turnover: Group turnover and share of joint ventures’ turnover		2,530.1	—	2,530.1	2,915.3	—	2,915.3	3,262.5	—	3,262.5
Less: Share of joint ventures’ turnover		(224.1)	—	(224.1)	(139.2)	—	(139.2)	(76.5)	—	(76.5)

Group turnover	2	2,306.0	—	2,306.0	2,776.1	—	2,776.1	3,186.0	—	3,186.0
Operating expenses, net	3	(2,145.8)	(67.4)	(2,213.2)	(2,584.6)	(136.5)	(2,721.1)	(2,815.3)	(116.7)	(2,932.0)

Operating profit (loss)		160.2	(67.4)	92.8	191.5	(136.5)	55.0	370.7	(116.7)	254.0
Share of operating results of joint ventures	5	(239.2)	(16.5)	(255.7)	(76.7)	—	(76.7)	3.4	—	3.4
Joint ventures’ goodwill amortization, net*	14	—	(101.1)	(101.1)	—	(1,069.9)	(1,069.9)	—	—	—
Profit on sale of fixed asset investments	4	—	—	—	—	2.3	2.3	—	—	—
Share of joint venture’s loss on sale of fixed asset investment	4	—	(69.5)	(69.5)	—	—	—	—	—	—
Amounts written off fixed asset investments, net	4	—	(38.6)	(38.6)	—	(60.0)	(60.0)	—	(15.1)	(15.1)
(Provision) release of provision for loss on disposal of subsidiary	4	—	(10.0)	(10.0)	—	10.0	10.0	—	—	—

(Loss) profit on ordinary activities before interest and taxation		(79.0)	(303.1)	(382.1)	114.8	(1,254.1)	(1,139.3)	374.1	(131.8)	242.3
Interest receivable and similar income	6	18.2	2.7	20.9	11.1	—	11.1	3.7	—	3.7
Interest payable and similar charges	6	(153.3)	—	(153.3)	(148.0)	—	(148.0)	(118.2)	—	(118.2)

(Loss) profit on ordinary activities before taxation	7	(214.1)	(300.4)	(514.5)	(22.1)	(1,254.1)	(1,276.2)	259.6	(131.8)	127.8
Tax on (loss) profit on ordinary activities	9	(23.3)	(0.8)	(24.1)	(28.6)	(77.8)	(106.4)	(58.7)	121.2	62.5

(Loss) profit on ordinary activities after taxation		(237.4)	(301.2)	(538.6)	(50.7)	(1,331.9)	(1,382.6)	200.9	(10.6)	190.3
Equity dividends — paid and proposed	10			—			—			—

Retained (loss) profit for the financial year	24			(538.6)			(1,382.6)			190.3

Basic (loss) earnings per share	11			(29.2p )			(73.3p )			9.9p

Diluted (loss) earnings per share	11			(29.2p )			(73.3p )			9.8p

Details of movements on reserves are shown in note 24.

All results relate to continuing operations.

*	Included within fiscal 2002 joint ventures’ goodwill amortization of £1,069.9 million for the year is £971.4 million in respect of an impairment of KirchPayTV GmbH & Co KGaA (“KirchPayTV”) goodwill (see notes 4 and 14).

CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES

	Notes	June 30, 2001	June 30, 2002	June 30, 2003
		£m	£m	£m
(Loss) profit for the financial year*	24	(538.6)	(1,382.6)	190.3
Net loss on deemed disposals	24	(20.7)	—	—
Translation differences on foreign currency net investment	24	(2.1)	1.4	—

Total recognized gains and losses relating to the year		(561.4)	(1,381.2)	190.3

*	Included within the profit (loss) for the year is a £1.5 million profit (2002: £80.9 million loss; 2001: £350.0 million loss) in respect of the Group’s share of the results of joint ventures.

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

	Notes	June 30,
		2002	2003
		£m	£m
Fixed assets
Intangible assets	12	657.4	535.9
Tangible assets	13	343.0	346.2
Investments:
Investments in joint ventures: Share of gross assets		88.7	86.8
: Share of gross liabilities		(68.5)	(59.0)
: Transfer to creditors		1.6	2.6

Total investment in joint ventures	14	21.8	30.4
Other fixed asset investments	15	107.1	78.5

Total investments		128.9	108.9

		1,129.3	991.0

Current assets
Stocks	16	414.2	370.4
Debtors: Amounts falling due within one year
— deferred tax assets	18	13.9	30.8
— other		387.0	363.3

	17	400.9	394.1
Debtors: Amounts falling due after more than one year
— deferred tax assets	18	24.9	159.0
— other		182.1	63.9

	17	207.0	222.9
Cash at bank and in hand		50.3	46.4

		1,072.4	1,033.8

Creditors: Amounts falling due within one year
— short-term borrowings	19	(1.5)	(0.2)
— other creditors	19	(903.9)	(955.0)

		(905.4)	(955.2)

Net current assets		167.0	78.6

Total assets less current liabilities		1,296.3	1,069.6

Creditors: Amounts falling due after more than one year
— long-term borrowings	20	(1,576.9)	(1,151.6)
— other creditors	20	(16.0)	(20.5)

		(1,592.9)	(1,172.1)

Provisions for liabilities and charges	22	(4.1)	(3.2)

		(300.7)	(105.7)

Capital and reserves — equity
Called-up share capital	23	946.7	968.9
Share premium	24	2,409.8	2,535.5
Shares to be issued	24	255.8	2.7
Merger reserve	24	266.7	299.0
Profit and loss account	24	(4,179.7)	(3,911.8)

Total shareholders’ deficit	24	(300.7)	(105.7)

See notes to consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENTS

	Notes	June 30,
		2001	2002	2003
		£m	£m	£m
Net cash inflow from operating activities	a	38.9	249.7	663.6

Dividends received from joint ventures		—	—	4.0

Returns on investments and servicing of finance
Interest received and similar income		4.6	8.8	3.2
Interest paid and similar charges on external financing		(118.6)	(141.0)	(127.3)
Interest element of finance lease payments		(1.7)	(0.6)	(0.5)

Net cash outflow from returns on investments and servicing of finance		(115.7)	(132.8)	(124.6)
Taxation
UK corporation tax paid		—	—	(17.6)
Consortium relief (paid) received		(16.2)	22.5	(0.3)

Net cash (outflow) inflow from taxation		(16.2)	22.5	(17.9)
Capital expenditure and financial investment
Payments to acquire tangible fixed assets		(133.3)	(100.8)	(98.4)
Payments to acquire fixed asset investments		(25.5)	—	—
Receipts from sales of tangible fixed assets		—	—	0.6
Receipts from sales of fixed asset investments		—	0.4	0.8
Receipts from sales of intangible fixed assets		0.2	0.6	—
Purchase of own shares for Employee Share Ownership Plan (“ESOP”)		—	(26.9)	—

Net cash outflow from capital expenditure and financial investment		(158.6)	(126.7)	(97.0)
Acquisition and disposals
Purchase of subsidiary undertakings		(27.3)	—	—
New cash acquired with subsidiary undertakings		11.7	—	—
Funding to joint ventures		(137.3)	(11.6)	(14.6)
Repayments of funding from joint ventures		—	4.8	4.5

Net cash outflow from acquisitions and disposals		(152.9)	(6.8)	(10.1)
Net cash (outflow) inflow before management of liquid resources and financing		(404.5)	5.9	418.0

Management of liquid resources
Decrease in short-term deposits	c	85.0	69.5	0.5

Financing
Proceeds from issue of Ordinary Shares		6.5	14.3	4.8
Payments made on the issue of Ordinary Shares		(3.5)	(1.8)	(0.1)
Capital element of finance lease payments	b	(2.1)	(1.7)	(1.6)
Net increase (decrease) in total debt	b	359.7	(190.0)	(425.0)

Net cash inflow (outflow) from financing		360.6	(179.2)	(421.9)
Increase (decrease) in cash	c	41.1	(103.8)	(3.4)

(Increase) decrease in net debt	c	(401.5)	18.4	422.7

See notes to consolidated financial statements.

a) Reconciliation of operating profit to operating cash flows

	2001			2002			2003
	Before goodwill and exceptional items	Goodwill and exceptional items	Total	Before goodwill and exceptional items	Goodwill and exceptional items	Total	Before goodwill and exceptional items	Goodwill and exceptional items	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Operating profit (loss)	160.2	(67.4)	92.8	191.5	(136.5)	55.0	370.7	(116.7)	254.0
Depreciation	64.1	7.0	71.1	81.1	—	81.1	97.9	—	97.9
Amortization of goodwill and other intangible fixed assets	—	44.3	44.3	0.1	118.3	118.4	—	121.5	121.5
Profit on sale of fixed assets	—	—	—	—	—	—	(0.3)	—	(0.3)
(Increase) decrease in stock	(43.1)	—	(43.1)	9.9	—	9.9	43.8	—	43.8
(Increase) decrease in debtors	(23.4)	—	(23.4)	77.9	22.3	100.2	88.0	—	88.0
Increase (decrease) in creditors	59.8	—	59.8	(80.5)	—	(80.5)	59.6	—	59.6
Provision provided (utilized), net	0.3	(162.9)	(162.6)	(0.3)	(34.1)	(34.4)	(0.9)	—	(0.9)

Net cash inflow (outflow) from operating activities	217.9	(179.0)	38.9	279.7	(30.0)	249.7	658.8	4.8	663.6

b) Analysis of changes in net debt

	At July 1, 2001	Cash flow	At July 1, 2002	Cash flow	At June 30, 2003
	£m	£m	£m	£m	£m
Overnight deposits	91.9	(53.2)	38.7	(6.0)	32.7
Other cash	61.7	(50.6)	11.1	2.6	13.7

	153.6	(103.8)	49.8	(3.4)	46.4
Short-term deposits	70.0	(69.5)	0.5	(0.5)	—

Cash at bank and in hand	223.6	(173.3)	50.3	(3.9)	46.4

Debt due after more than one year	(1,759.1)	190.0	(1,569.1)	425.0	1,144.1)
Finance leases	(11.0)	1.7	(9.3)	1.6	(7.7)

Total debt	(1,770.1)	191.7	(1,578.4)	426.6	1,151.8)

Total net debt	(1,546.5)	18.4	(1,528.1)	422.7	(1,105.4)

c) Reconciliation of net cash flow to movement in net debt

	2001	2002	2003
	£m	£m	£m
Increase (decrease) in cash	41.1	(103.8)	(3.4)
Decrease in short-term deposits	(85.0)	(69.5)	(0.5)
Cash (inflow) outflow resulting from (increase) decrease in debt and lease financing	(357.6)	191.7	426.6

(Increase) decrease in net debt	(401.5)	18.4	422.7
Net debt at beginning of year	(1,145.0)	(1,546.5)	(1,528.1)

Net debt at end of year	(1,546.5)	(1,528.1)	(1,105.4)

d) Major non-cash transactions

2003

Issue of shares — deferred consideration for British Interactive Broadcasting Holdings Limited (“BiB”)

On November 11, 2002, the Company issued 43.2 million shares with a fair value of £253.1 million to HSBC, Matsushita and BT in respect of deferred consideration for the acquisition of the remaining 67.5% of BiB in May and June 2001.

2002

Impairment of investment in KirchPayTV

Effective December 31, 2001, the Group wrote down the carrying value of its investment in KirchPayTV to nil (see note 14). The write-down resulted in a net non-cash exceptional charge to the profit and loss account of £971.4 million.

2001

Acquisition of 67.5% of BiB

During 2001, the Group acquired a further 67.5% of BiB, 47.6% on May 9, 2001 and 19.9% on June 28, 2001, increasing the Group’s interest to 100%. The consideration was satisfied by the issue to HSBC, Matsushita and BT of 39,674,765 new BSkyB shares, with a fair value of £290.9 million and deferred consideration of new BSkyB shares or loan notes, with a fair value of £253.1 million, payable 18 months after the date of acquisition. Our Board determined that there was no genuine commercial possibility that loan notes will be issued and therefore this deferred consideration was included within Shareholders’ funds as “Shares to be issued”.

Acquisition of 100% of Sports Internet Group (“SIG”)

In July 2000, the Group acquired 100% of SIG. The consideration was satisfied by the issue to SIG shareholders of 21,633,099 new BSkyB shares, with a fair value of £267.3 million.

Acquisition of 5% of WAPTV

In May 2001, the Group acquired the remaining 5% minority interest in WAPTV. The consideration was satisfied by the issue of 169,375 new BSkyB shares, with a fair value of £1.3 million and contingent consideration of 508,130 new BSkyB shares with a fair value of £3.7 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting policies

Description of business

British Sky Broadcasting Group plc and its subsidiaries (collectively, the “Group”) operate a leading pay TV service, principally in the UK and Ireland, deriving revenues from television broadcasting services and certain ancillary functions which are provided to both retail and wholesale customers.

Sky is an established and widely recognized brand, with a reputation for quality and innovation. Sky operates and distributes 25 wholly-owned channels and retails a further 91 third party channels to direct-to-home viewers via its digital service. In addition to this, Sky operates the Sky Box Office service, which provides pay-per-view services covering films, sporting events and concerts.

The principal accounting policies are summarized below. All of these have been applied consistently throughout the year and the two preceding years.

a) Basis of accounting

The financial statements have been prepared under the historical cost convention, modified to include the revaluation of certain investments, and in accordance with applicable UK financial reporting and accounting standards, which differ in certain significant respects from those applicable in the US (see note 28).

b) Basis of consolidation

The Group financial statements consolidate the financial statements of the Company and all of its subsidiary undertakings. All companies are consolidated using acquisition accounting and all inter-company balances and transactions have been eliminated on consolidation.

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

The Group maintains a 52 or 53 week fiscal year ending on the Sunday nearest to June 30, in each year. In fiscal year 2003 this date was June 29, 2003, this being a 52 week year (2002: June 30, 2002, 52 week year; 2001: July 1, 2001, 52 week year).

c) Acquisitions

On the acquisition of a business, fair values are attributed to the Group’s share of separable net assets acquired. Adjustments are also made to bring the accounting policies into line with those of the Group. Where statutory merger relief is applicable, the difference between the fair value of the shares issued as purchase consideration and the nominal value of the shares issued as purchase consideration is treated as a merger reserve in the consolidated accounts. The results and cash flows relating to an acquired business are included in the consolidated profit and loss account and the consolidated cash flow statement from the date of acquisition.

On disposal or closure of a previously acquired business, any goodwill previously written off to reserves will be included in calculating the profit or loss on disposal.

d) Goodwill and other intangible assets

Where the cost of acquisition exceeds the fair values attributable to the net assets acquired, the difference is treated as purchased goodwill and capitalized on the Group balance sheet in the year of acquisition. Purchased goodwill arising on acquisitions from July 1, 1998 is capitalized. Prior to July 1, 1998, goodwill arising on acquisitions was eliminated against reserves. As permitted by FRS 10 — Goodwill and Intangible Assets, this goodwill has not been restated on the balance sheet.

Other intangible assets, all of which have been acquired which are controlled through custody or legal rights and could be sold separately from the rest of the business are capitalized, where fair value can be reliably measured.

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

f) Fixed asset investments

The Company’s shares held by the ESOP are included in the consolidated balance sheet as fixed asset investments until such time as the interest in the shares is transferred unconditionally to the employees. Provision is made for any permanent diminution in the value of shares held by the ESOP.

A charge is made in the profit and loss account in relation to the shares held by the ESOP for awards under the Long-Term Incentive Plan (“LTIP”), the Key Contributor Plan (“KCP”) and the Equity Bonus Plan (“EBP”), based on an assessment of the probability of the performance criteria under the LTIP, KCP and EBP being met. The charge is allocated on a straight-line basis over the vesting periods of the LTIP, KCP and EBP.

The Group’s other fixed asset investments are stated at cost, less any provision for permanent diminution in value.

g) Tangible fixed assets

Tangible fixed assets are stated at cost, net of accumulated depreciation and any provision for impairment. Land and assets in the course of construction are not depreciated.

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

h) Impairment of fixed assets and goodwill

Intangible fixed assets, goodwill and tangible fixed assets are reviewed for impairment if events or circumstances indicate that the carrying value may not be recoverable. Goodwill and intangible fixed assets are also reviewed for impairment at the end of the first full financial year after acquisition. Should an impairment review be required, this is performed in accordance with FRS 11 — Impairment of fixed assets and goodwill.

i) Stocks

Television program rights

Program rights are stated at cost (including, where applicable, estimated escalation payments) less accumulated amortization. Provisions are made for any program rights which are surplus to Group requirements or which will not be shown for any other reason.

Contractual obligations for program rights not yet available for transmission are not included in the cost of program rights, but are disclosed as contractual commitments (see note 25). Payments made upon receipt of commissioned and acquired programming, but in advance of the legal right to broadcast the programs, are treated as prepayments.

Acquired and commissioned program rights are recorded in stock at cost when the programs are available for transmission.

Amortization is provided to write off the cost of acquired and commissioned program rights as follows:

Sports	— 100% on first showing, or where contracts provide for sports rights for multiple seasons or competitions, the amortization of each contract is based on anticipated revenue.

Current affairs	— 100% on first showing.

General entertainment	— Straight-line basis on each transmission at the following rates:

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

Set-top boxes and related equipment

Set-top boxes and related equipment include digital set-top boxes, Low Noise Blockers (“LNBs”) and mini-dishes. These stocks are valued at the lower of cost and Net Realizable Value (“NRV”) (which reflects the value to the business of the set-top box and the related equipment in the hands of the customer). Any subsidy is expensed on enablement, which is the process of activating the viewing card once inserted in the set-top box upon installation, so as to enable a viewer to view encrypted broadcast services, and effectively represents the completion of the installation process for new subscribers.

Raw materials, consumables and goods held for resale

Raw materials, consumables and goods held for resale are valued at the lower of cost and NRV.

j) Transponder rentals

Payments made in advance to secure satellite capacity have been recorded as prepaid transponder rentals. These payments are amortized on a straight-line basis to the profit and loss account from commencement of broadcasting to the end of the rental period, normally ten years.

k) Taxation

Corporation tax payable is provided at current rates on all taxable profits.

l) Deferred taxation

Deferred tax is recognized in respect of timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date.

A net deferred tax asset is regarded as recoverable and therefore recognized only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which carried forward tax losses can be offset and from which the future reversal of underlying timing differences can be deducted.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

m) Foreign currency

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

The results of overseas subsidiaries and joint ventures are translated at the average rates of exchange during the period and the balance sheet is translated at the rates ruling at the balance sheet date. Exchange differences arising on translation of the opening net assets and results of the overseas subsidiaries and joint ventures and on foreign currency borrowings, to the extent that they hedge the Group’s investment in these operations, are dealt with through reserves.

n) Derivatives and other financial instruments

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

o) Turnover

Turnover, which excludes value added tax and sales between Group companies, represents the value of products and services sold. The Group’s main sources of turnover are recognized as follows:

—	Revenues from the provision of direct-to-home (“DTH”) subscription services are recognized as the services are provided. Pay-per-view revenue is recognized when the event, movie or football match is viewed.

—	Cable revenue is recognized as the services are provided to the cable wholesalers and is based on the number of subscribers taking the Sky Channels as reported to the Group by the cable companies and the applicable rate card.

—	Advertising sales revenues are recognized when the advertising is broadcast.

—	Interactive turnover includes income from betting and gaming, online advertising, internet, e-commerce, interconnect, text services and set-top box subsidy recovery revenues from conditional access and access control customers on the Sky digital platform. Betting and gaming revenues represent: a) amounts receivable in respect of bets placed on events which occur in the year; and b) net customer losses in the year in respect of the on-line casino operations. All other Interactive revenues are recognized when the goods or services are delivered.

—	Other revenue principally includes income from installations (net of any discount), service call revenues, warranty revenue, marketing contributions from third party channels, conditional access fees and access control fees. Other revenues are recognized, net of any discount given, when the relevant service has been provided.

p) Pension costs

The Group provides pensions to eligible employees through the BSkyB Pension Plan which is a defined contribution scheme. The amount charged to the profit and loss account in the year represents the cost of contributions payable by the Group to the scheme in that year. The assets of the BSkyB Pension Plan are held independently of the Group.

q) Leases

Assets held under finance leases are treated as tangible fixed assets. Depreciation is provided over the shorter of the lease term and the asset’s useful economic life, and the deemed capital element of future rentals is included within creditors. Deemed interest is charged as interest payable over the period of the lease.

The rental costs arising from operating leases are charged to the profit and loss account in the year in which they are incurred.

2. Turnover

	2001	2002	2003
	£m	£m	£m
DTH subscribers	1,536.7	1,929.2	2,341.2
Cable and digital terrestrial television (“DTT”) subscribers	299.1	279.4	202.2
Advertising	270.5	250.7	283.6
Interactive	93.0	186.0	218.3
Other	106.7	130.8	140.7

	2,306.0	2,776.1	3,186.0

All Group turnover is derived from the Group’s sole class of business, being television broadcasting together with certain ancillary functions, and arises principally within the United Kingdom from activities conducted from the United Kingdom, with the exception of £0.4 million of turnover (2002: £23.0 million; 2001: £65.2 million) which relates to activities conducted from the Channel Islands. The Group’s sole class of business is consistent with its internal management reporting structure. In order to provide shareholders with additional information, the Group’s turnover has been analyzed as shown above.

All turnover arises from services provided to the United Kingdom, with the exception of £92.9 million (2002: £62.4 million; 2001: £32.6 million) which arises from services provided to Ireland and £9.0 million (2002: £7.7 million; 2001: £5.4 million) which arises from services provided to the Channel Islands.

The Group’s profit before tax and its net liabilities relate to activities conducted in the United Kingdom, with the exception of £0.8 million loss (2002: £0.3 million loss; 2001: £1.2 million loss) and £0.9 million of net assets (2002: £0.3 million net assets; 2001: £1.5 million net liabilities) which relate to activities conducted in the Channel Islands. The Group’s loss before tax and its net liabilities in fiscal 2002 also included a £1,143.5 million loss (2001: £292.4 million loss) and nil assets (2001: £1,142.1 million net assets) which related to activities conducted in Germany.

Long-lived assets outside the United Kingdom comprise less than 10% of consolidated long-lived assets.

3. Operating expenses, net

	2001			2002			2003
	Before goodwill and exceptional items	Goodwill and exceptional items	Total	Before goodwill and exceptional items	Goodwill and exceptional items	Total	Before goodwill and exceptional items	Goodwill and exceptional items	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Programming(i)	1,133.8	—	1,133.8	1,439.3	—	1,439.3	1,603.9	—	1,603.9
Transmission and related functions(i)	128.6	—	128.6	146.6	(4.1)	142.5	142.8	—	142.8
Marketing	378.1	—	378.1	416.6	—	416.6	400.5	—	400.5
Subscriber management	243.4	—	243.4	291.1	—	291.1	324.4	—	324.4
Administration	186.6	67.4	254.0	203.2	140.6	343.8	236.1	116.7	352.8
Betting	75.3	—	75.3	87.8	—	87.8	107.6	—	107.6

	2,145.8	67.4	2,213.2	2,584.6	136.5	2,721.1	2,815.3	116.7	2,932.0

(i)	The amounts shown are net of £12.0 million (2002: £15.3 million; 2001: £55.1 million) receivable from the disposal of programming rights not acquired for use by the Group, and £25.5 million (2002: £23.7 million; 2001: £53.9 million) in respect of the provision to third party broadcasters of spare transponder capacity.

4. Exceptional items

	2001			2002			2003
	Charge (credit) before taxation	Taxation charge	Total	Charge (credit) before taxation	Taxation (credit) charge	Total	Charge (credit) before taxation	Taxation charge (credit)	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Estimated cost of reorganization of Sky Interactive (k)	23.1	—	23.1	—	—	—	—	—	—
Provision (release of provision) against ITV Digital programming debtors (a) (d)	—	—	—	22.3	(6.7)	15.6	(4.8)	1.4	(3.4)
Release of analog termination provision (e)	—	—	—	(4.1)	1.2	(2.9)	—	—	—

Exceptional operating items	23.1	—	23.1	18.2	(5.5)	12.7	(4.8)	1.4	(3.4)

Joint ventures’ goodwill amortization, net (f)	—	—	—	971.4	—	971.4	—	—	—
Profit on sale of fixed asset investment (g)	—	—	—	(2.3)	—	(2.3)	—	—	—
Share of joint venture’s operating exceptional item (l)	16.5	—	16.5	—	—	—	—	—	—
Share of joint venture’s loss on sale of fixed asset investment (m)	69.5	—	69.5	—	—	—	—	—	—
Amounts written off fixed asset investments, net (see note 15) (b) (j) (n)	38.6	—	38.6	60.0	—	60.0	15.1	—	15.1
Provision (release of provision) for loss on disposal of subsidiary (h) (o)	10.0	—	10.0	(10.0)	—	(10.0)	—	—	—
Finance credit (see note 6) (p)	(2.7)	0.8	(1.9)	—	—	—	—	—	—
Write down (recognition) of deferred tax asset (c) (i)	—	—	—	—	83.3	83.3	—	(122.6)	(122.6)

Total exceptional items	155.0	0.8	155.8	1,037.3	77.8	1,115.1	10.3	(121.2)	(110.9)

2003

Exceptional operating items

a)	ITV Digital

The Group provided in full against all unprovided balances owed by ITV Digital, following the announcement made on April 30, 2002 (see note (d) below). During the year, the Group received £4.8 million from ITV Digital’s administrators and released £4.8 million of its exceptional operating provision accordingly.

Other exceptional items

b) Amounts written off fixed asset investments, net

At December 31, 2002, the Group made a further provision against its minority investments in football clubs, leading to a non-cash exceptional charge of £21.0 million. Subsequently, the Group reduced its provision against its investment in Chelsea Village plc at June 30, 2003 by £3.2 million, following the agreement to sell its minority investment in July 2003.

At December 31, 2002, the Group reduced its deferred revenue balance relating to minority investments in new media companies by £5.1 million, and reduced both its investment and its provision against the investment in these companies accordingly.

At December 31, 2002, the Group made a provision against its investment in Open TV shares, leading to a non-cash exceptional charge of £2.9 million, bringing the carrying value of the Group’s investment in Open TV to £0.3 million. During February and March 2003, the Group disposed of its entire investment in Open TV shares, leading to a loss on disposal of £0.1 million.

c) Recognition of deferred tax asset

Following a review of the forecast utilization of tax losses within the Group, and as a consequence of a planned reorganization of certain assets within the Group, there is now sufficient evidence to support the recognition of a deferred tax asset arising on losses incurred in the Company. Accordingly, a deferred tax credit of £122.6 million has been recognized as an exceptional item.

2002

Exceptional operating items

d) ITV Digital

At March 27, 2002, the date on which the ITV Digital DTT platform was put into administration, the Group had balances owed to it and unprovided for, in respect of programming licensed to ITV Digital, of £22.3 million. On April 30, 2002, the joint administrators of ITV Digital announced the closure of pay television services on the platform and their intention to close the administration. Accordingly, the Group made an exceptional operating provision against the whole of this balance (see note (a) above).

e) Release of analog termination provision

On September 27, 2001, the Group terminated its analog operation. From the original exceptional operating provision of £41.0 million, taken at June 30, 2000, £4.1 million of provision had not been utilized at June 30, 2002, and was therefore released to the profit and loss account as an exceptional credit.

Other exceptional items

f) Joint ventures’ goodwill amortization, net

The exceptional item of £971.4 million of joint ventures’ goodwill amortization, net, relates to the impairment charge taken against the carrying value of the Group’s interest in KirchPayTV of £984.9 million as at December 31, 2001, net of an amount of £13.5 million released from the provision matching the Group’s share of losses for the period from January 1, 2002 to February 8, 2002, at which date the Group ceased to gross equity account for KirchPayTV’s results (see notes 5 and 14).

g) Profit on sale of fixed asset investment

On July 2, 2001, the Group disposed of its unlisted investment in Static 2358 Limited, realizing a profit on disposal of £2.3 million (see note 15).

h) Release of provision for loss on disposal of subsidiary

On October 16, 2001, the Group and Ladbrokes, the betting and gaming division of Hilton Group plc, announced that they had agreed not to pursue the proposed joint venture to offer a fixed odds betting service on Sky Sports channels and other media. As a result, the provision for loss on disposal of the subsidiary, taken at June 30, 2001, was written back, resulting in a non-cash exceptional profit of £10.0 million (see note (o) below). The Group continues to operate and develop interactive TV betting services through its wholly-owned bookmaker, SkyBet (formerly known as Surrey Sports).

i) Write down of deferred tax asset

Following the impairment charge made in respect of the Group’s investment in KirchPayTV at December 31, 2001 (see note 14) there was insufficient evidence to support the recognition of a deferred tax asset arising on losses incurred by certain UK companies. Accordingly, the deferred tax asset of £95.6 million was written off in full at December 31, 2001, although by June 30, 2002, £12.3 million of this amount had been written back due to the utilization of tax losses.

j) Amounts written off fixed asset investments

At December 31, 2001, the Group made a provision against its minority investments in football clubs, leading to a non-cash exceptional charge of £60.0 million.

2001

Exceptional operating items

k) Reorganization of Sky Interactive

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

Other exceptional items

l) Share of joint venture’s operating exceptional item

In April 2001, BiB incurred exceptional operating costs of £16.5 million, which principally comprised the cost of the write-down of the current platform. Of these costs, £13.1 million were included within fixed assets and the remainder within provisions.

m) Share of joint venture’s loss on sale of fixed asset investment

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

n) Amounts written off fixed asset investments

At June 30, 2001, £38.6 million was provided against the Group’s minority investments in new media companies.

o) Provision for loss on disposal of subsidiary

On July 11, 2001, the Group and Ladbrokes, the betting and gaming division of Hilton Group plc, reached agreement to form a 50:50 joint venture to develop and operate a fixed-odds and pools betting business linked to Sky channels on Sky digital. The agreement was for the Group to contribute its wholly-owned bookmaker, Surrey Sports, to the joint venture and a provision was made in the year to June 30, 2001 for the adjustment to existing goodwill which would have been necessary when Surrey Sports was transferred to the new joint venture. This provision was subsequently reversed when the Group and Ladbrokes agreed not to pursue the proposed joint venture in October 2001 (see note (h) above).

p) Finance credit

An exceptional accrual was made in June 1999 in respect of the mark-to-market of a floating-to-fixed interest rate swap over £100 million of the £1,000 million revolving credit facility (“RCF”) which was no longer required when the RCF was cancelled and replaced with a £750 million RCF. The swap was closed out in September 2000, and the remaining accrual of £2.7 million was released.

5. Share of operating results of joint ventures

	2001	2002	2003
	£m	£m	£m
KirchPayTV operating loss	(116.0)	(70.0)	—
BiB	(118.9)	—	—
BiB — exceptional item (see note 4)	(16.5)	—	—
Programming joint ventures operating (loss) profit, net	(4.3)	(6.7)	3.4

Total (losses) profits	(255.7)	(76.7)	3.4

This relates to the Group’s equity share of the operating results of the Group’s joint ventures.

KirchPayTV

By February 8, 2002, the Group considered that its relationship with KirchPayTV had irrevocably changed and that the Group had not exercised significant influence since that date. Therefore, the Group believed that, from February 8, 2002, it was no longer appropriate to account for its interest in KirchPayTV as a joint venture, and ceased accounting for KirchPayTV’s losses using the gross equity method from that date.

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

BiB

The Group recognized 32.5% of the results of BiB up until November 2000. From this date to May 9, 2001, 100% of BiB’s losses were recognized due to the agreement dated July 17, 2000, under which the Group agreed to provide 100% of BiB’s funding after existing funding had been utilized. From May 9, 2001, the Group fully consolidated BiB as a subsidiary.

6. Interest

a) Interest receivable and similar income

	2001	2002	2003
	£m	£m	£m
Interest receivable on short-term deposits	3.8	8.2	2.6
Share of joint ventures’ interest receivable	3.5	2.0	0.5
Interest receivable on funding to joint ventures	10.4	0.3	0.1
Other interest receivable and similar income	0.5	0.6	0.5

	18.2	11.1	3.7
Exceptional finance credit (see note 4)	2.7	—	—

	20.9	11.1	3.7

b) Interest payable and similar charges

	2001	2002	2003
	£m	£m	£m
On bank loans, overdrafts and other loans repayable within five years, not by installments:
— £200 million RCF (previously £300 million RCF)*	0.8	10.8	2.5
— £750 million RCF**	38.5	46.3	27.0
— £600 million RCF**	—	—	3.7
US$650 million of 8.200% Guaranteed Notes, repayable in 2009	31.6	31.6	31.1
£100 million of 7.750% Guaranteed Notes, repayable in 2009	7.8	7.8	7.8
US$600 million of 6.875% Guaranteed Notes, repayable in 2009	30.1	30.1	30.1
US$300 million of 7.300% Guaranteed Notes, repayable in 2006	15.5	15.1	13.8
Finance lease interest	0.9	1.0	1.0
Share of joint ventures’ interest payable	27.8	4.9	0.3
Other interest payable and similar charges	0.3	0.4	0.9

	153.3	148.0	118.2

*	In March 2003, the Group voluntarily cancelled £100 million of its £300 million RCF. The maturity date of the resultant £200 million RCF is still June 2004.
**	In addition, in March 2003 the Group entered into a new £600 million RCF. This facility was used to cancel the £750 million RCF, which was entered into in July 1999, and will be used for general corporate purposes. The new £600 million RCF has a maturity date of March 2008.

7. (Loss) profit on ordinary activities before taxation

The (loss) profit on ordinary activities before taxation is stated after charging (crediting):

	2001	2002	2003
	£m	£m	£m
— depreciation (see note 13)
— owned assets	70.8	79.5	96.2
— assets held under finance leases	0.3	1.6	1.7
— amortization and impairment of intangible fixed assets (see note 12)	44.3	118.4	121.5
— joint ventures’ goodwill amortization, net (see note 14)	101.1	1,069.9	—
— amounts written off fixed asset investments, net (see note 15)	38.6	60.0	15.1
— profit on disposals of fixed assets and fixed asset investments	—	(2.3)	(0.2)
— rentals on operating leases and similar arrangements:
— land and buildings	7.2	8.2	9.0
— plant and machinery	112.2	76.4	80.0
— sub-lease rentals on operating leases received in respect of plant and machinery	(53.9)	(23.7)	(25.5)
— sub-lease rentals on operating leases received in respect of land and buildings	(1.4)	(1.4)	(1.5)
— staff costs (see note 8)	260.9	276.9	299.1

Amounts payable to the auditors are analyzed below:

	2001	2002	2003
	£m	£m	£m
Statutory audit services	0.6	0.7	0.8
Audit-related fees	0.4	0.8	0.6

Audit and audit-related services	1.0	1.5	1.4

Tax advisory services	0.6	0.4	0.6

Customer relationship management center development	4.9	4.8	5.1
Website development	6.0	0.5	—
Other services	1.9	1.0	0.7

Non-audit-related services	12.8	6.3	5.8

During the year, the auditors received £5.1 million (2002: £4.8 million; 2001: £4.9 million) in respect of on-going contact center development services. Due to the complex and long-term nature of the infrastructure development work, the Group is satisfied that Deloitte & Touche should continue to provide these services.

In addition to the amounts above, the Group understands that, during fiscal 2002, its auditors indirectly received £4.0 million (2001: £2.9 million) from the Group, through the performance of sub-contracted services for one of the Group’s customer relationship management center consultants. The Group understands that no such payments were made during 2003.

8. Staff costs

a) Employee costs

Employee costs for permanent and temporary employees, and Executive Directors during the year amounted to:

	2001	2002	2003
	£m	£m	£m
Wages and salaries	213.2	227.1	234.3
Costs of LTIP, KCP, EBP and other share-related bonus schemes	14.0	17.2	27.4
Social security costs	25.4	22.0	25.9
Other pension costs	8.3	10.6	11.5

	260.9	276.9	299.1

The Group operates a defined contribution pension scheme through the BSkyB Pension Plan. The pension charge for the year represents the cost of contributions payable by the Group to the Plan during the year and amounted to £11.5 million (2002: £10.6 million; 2001: £8.3 million). The Group’s contributions owing to the plan at June 30, 2003 were £0.8 million (2002: £0.7 million).

The average monthly number of full time equivalent people (including temporary employees) employed by the Group during the year was as follows:

	2001	2002	2003
	Number	Number	Number
Programming	1,134	1,131	1,106
Transmission and related functions	1,071	1,274	1,383
Marketing	173	193	199
Subscriber management	6,472	5,432	5,381
Administration	872	965	954
Betting	226	88	109

	9,948	9,083	9,132

There are approximately 1,115 temporary staff included within the average number of full time equivalent people employed by the Group.

b) Directors’ emoluments

The emoluments of the Directors for the year are shown below:

	Total emoluments including pensions 2001	Total emoluments including pensions 2002	Salary and fees	Bonus schemes	Benefits	Total emoluments before pensions	Pensions	Total emoluments including pensions 2003
	£	£	£	£	£	£	£	£
Executive
Tony Ball	1,964,383	2,049,343	762,134	1,500,000	41,436	2,303,570	156,167	2,459,737
Martin Stewart	821,451	713,517	400,000	500,000	24,750	924,750	31,686	956,436
Non-Executive
Rupert Murdoch	—	—	17,741	—	—	17,741	—	17,741
Philip Bowman	30,750	45,000	46,750	—	—	46,750	—	46,750
Chase Carey(i)	—	—	13,946	—	—	13,946	—	13,946
David DeVoe	—	—	17,741	—	—	17,741	—	17,741
David Evans	—	27,057	39,994	—	—	39,994	—	39,994
Allan Leighton	25,500	39,698	41,750	—	—	41,750	—	41,750
James Murdoch(ii)	—	—	13,946	—	—	13,946	—	13,946
Jacques Nasser(iii)	—	—	26,923	—	—	26,923	—	26,923
Gail Rebuck(iv)	—	—	25,596	—	—	25,596	—	25,596
Arthur Siskind	—	—	15,843	—	—	15,843	—	15,843
Lord St. John of Fawsley	25,500	35,000	40,673	—	—	40,673	—	40,673
John Thornton	28,125	49,522	53,744	—	—	53,744	—	53,744
Lord Wilson of Dinton(v)	—	—	13,946	—	—	13,946	—	13,946
Leslie Hinton(vi)	—	—	—	—	—	—	—	—
Martin Pompadur(vii)	—	—	—	—	—	—	—	—
Former directors	120,268	—	—	—	—	—	—	—
Total emoluments	3,015,977	2,959,137	1,530,727	2,000,000	66,186	3,596,913	187,853	3,784,766

(i)	Chase Carey was appointed a Director of the Company on February 13, 2003.
(ii)	James Murdoch was appointed a Director of the Company on February 13, 2003.
(iii)	Jacques Nasser was appointed a Director of the Company on November 8, 2002.
(iv)	Gail Rebuck was appointed a Director of the Company on November 8, 2002.
(v)	Lord Wilson of Dinton was appointed a Director of the Company on February 13, 2003.
(vi)	Leslie Hinton resigned as a Director of the Company on February 13, 2003.
(vii)	Martin Pompadur resigned as a Director of the Company on February 13, 2003.

Executive bonuses

The amounts received by the Directors under bonus schemes for the year are shown below:

	Additional Executive Bonus Scheme(i)	Senior Management Bonus Scheme(ii)	Total
	£	£	£
Executive
Tony Ball	—	1,500,000	1,500,000
Martin Stewart	—	500,000	500,000

(i)	Additional Executive Bonus Scheme

Tony Ball has rights over 600,000 notional shares which became exercisable during the year. The notional shares have an exercise price of £5.35 but the gain on exercise is limited to a maximum of 48 pence per notional share.

During the year to June 30, 2003 no shares (notional or actual) were awarded or exercised under this scheme.

(ii) Senior Management Bonus Scheme

The amounts shown above are those which have been approved by the Remuneration Committee for the year ended June 30, 2003.

PENSION

The amounts received by the Directors under pension arrangements are detailed below.

During the year the Company reviewed the operation of its pension arrangements for Executive Directors and Senior Executives whose Pension Plan contributions are restricted due to Inland Revenue limits. For these Executives, in the first instance, employee contributions are reduced and where employer contributions need to be restricted, a cash supplement is paid to the individual equal to the shortfall in the 8% employer contribution rate.

Tony Ball received a one-off payment of £113,883 and a further payment of £10,421 in relation to the shortfall in his pension arrangements that resulted from historical differences between employer contributions, as capped by Inland Revenue limits, and 8% of his pensionable salary. Employer contributions of £31,863 were paid into the BSkyB Pension Plan.

Martin Stewart received a further payment of £4,213 in relation to the shortfall in his pension arrangements, as described above. Employer contributions of £27,473 were paid into the BSkyB Pension Plan.

SHARE OWNERSHIP

LTIP

Details of outstanding awards receivable under the LTIP are shown below:

	Number of shares under award
	At June 30, 2002		Granted during the year		Exercised during the year	At June 30, 2003	Exercise price	Market price at date of exercise	Date from which exercisable	Expiry date
Name of Directors
Tony Ball	454,000	(i)	—		—	454,000	£10.04	N/A	03.11.02	03.11.10
	454,000	(i)	—		—	454,000	£10.04	N/A	30.06.03	03.11.10
	454,000	(i)	—		—	454,000	£8.30	N/A	30.06.03	21.11.11
	454,000	(ii)	—		—	454,000	£8.30	N/A	30.06.04	21.11.11
	—		227,110	(iii)	—	227,110	£5.55	N/A	31.07.04	31.07.12
	—		227,110	(iii)	—	227,110	£5.55	N/A	31.07.05	31.07.12
	—		11,466	(iii)	—	11,466	£5.60	N/A	31.07.04	31.07.12
	—		11,466	(iii)	—	11,466	£5.60	N/A	31.07.05	31.07.12

Martin Stewart	227,000	(i)	—		—	227,000	£10.04	N/A	03.11.02	03.11.10
	227,000	(i)	—		—	227,000	£10.04	N/A	30.06.03	03.11.10
	227,000	(i)	—		—	227,000	£8.30	N/A	30.06.03	21.11.11
	227,000	(ii)	—		—	227,000	£8.30	N/A	30.06.04	21.11.11
	—		113,555	(iii)	—	113,555	£5.55	N/A	31.07.04	31.07.12
	—		113,555	(iii)	—	113,555	£5.55	N/A	31.07.05	31.07.12
	—		5,733	(iii)	—	5,733	£5.60	N/A	31.07.04	31.07.12
	—		5,733	(iii)	—	5,733	£5.60	N/A	31.07.05	31.07.12

Awards under the LTIP take the form of a market value option with a cash bonus equal to the lower of the exercise price and the share price at the date of exercise, with the exception of shares awarded as part of an agreement to meet the employer’s National Insurance obligations, which do not attract a cash bonus.

The aggregate gain made by the Directors under the LTIP during the year was nil (2002: £7,777,500).

Notes:

(i)	These awards vested during the year.

(ii)	These awards will vest subject to meeting performance conditions on June 30, 2004. The vesting date for this award was amended during the year from an original vesting date of July 31, 2004, in order to align the vesting date with the Company’s financial year.

(iii)	In August 2002, awards were granted over performance periods ending in July 2004 and July 2005.

Equity Bonus Plan

	Number of shares under award
	At June 30, 2002	Granted during the year	Exercised during the year	At June 30, 2003	Exercise price(i)	Market price at date of exercise	Date from which exercisable	Expiry date
Name of Directors
Tony Ball	—	52,000	—	52,000	N/A	N/A	31.07.04	31.07.12
	—	52,000	—	52,000	N/A	N/A	31.07.05	31.07.12

Martin Stewart	—	26,000	—	26,000	N/A	N/A	31.07.04	31.07.12
	—	26,000	—	26,000	N/A	N/A	31.07.05	31.07.12

Note:

(i)	Awards under the EBP take the form of a contingent right to acquire existing BSkyB shares at the vesting date, for nil consideration.

The performance conditions applicable to the awards under the EBP were measured at June 30, 2003. The plan will deliver the shares in equal measures at July 31, 2004 and July 31, 2005.

Executive share options

Details of all outstanding options held under the Executive Schemes and Sharesave Scheme are shown below:

	Number of options
	At June 30, 2002		Granted during the year	Exercised during the year	At June 30, 2003	Exercise price	Market price at date of exercise	Date from which exercisable	Expiry date
Name of Directors
Tony Ball	5,145	(i)	—	—	5,145	£5.83	N/A	12.08.02	12.08.09
	594,855	(i)	—	—	594,855	£5.83	N/A	12.08.02	12.08.06
	600,000		—	—	600,000	£7.35	N/A	05.06.05	05.06.12

Martin Stewart	2,096	(ii)	—	2,096	—	£4.62	£6.62	—	—

Note:

(i)	The options, granted to Tony Ball on August 12, 1999, became exercisable during the year.

(ii)	These options were granted under the Company’s Sharesave Scheme and were exercised on May 22, 2003 following their maturity. The gain on exercise of the Sharesave options was £4,192.

During the year ended June 30, 2003 the share price traded within the range of £4.58 to £7.06 per share. The middle-market closing price on the last working day of the financial year was £6.72.

9. Taxation

a) Analysis of charge (credit) in year

	2001			2002			2003
	Tax charge on profit before exceptional items	Exceptional tax charge	Total	Tax charge on profit before exceptional items	Exceptional tax charge (ii)	Total	Tax charge (credit) on profit before exceptional items	Exceptional tax charge (credit)	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Current tax	—	—	—	—	—	—	85.0	1.4	86.4

Deferred tax:
Origination and reversal of timing differences	23.3	0.8	24.1	27.3	77.8	105.1	(26.6)	(122.6)	(149.2)
Increase in estimate of recoverable deferred tax asset in respect of prior years	—	—	—	—	—	—	(1.8)	—	(1.8)

Total deferred tax (i)	23.3	0.8	24.1	27.3	77.8	105.1	(28.4)	(122.6)	(151.0)

Share of joint ventures’ tax charge	—	—	—	1.3	—	1.3	2.1	—	2.1

	23.3	0.8	24.1	28.6	77.8	106.4	58.7	(121.2)	(62.5)

(i)	During the year the Group recorded a deferred tax credit of £163.3 million relating to deferred tax assets not previously recognized. The Directors consider that there is now sufficient evidence to support the recognition of these deferred tax assets on the basis that it is more likely than not that there will be suitable taxable profits against which these assets can be utilized. £122.6 million of the deferred tax credit has been treated as an exceptional item.
(ii)	An exceptional deferred tax charge of £95.6 million was made at December 31, 2001, against which £12.3 million has been written back at June 30, 2002 as a result of the utilization of tax losses. This was offset by a £5.5 million tax credit on a provision against ITV Digital’s programming debtor and the release of the analog termination provision, treated as exceptional operating items.

b) Factors affecting the current tax charge for the year

The current tax charge for the year is higher than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2001	2002	2003
	£m	£m	£m
(Loss) profit on ordinary activities before tax	(514.5)	(1,276.2)	127.8
Less: Share of joint ventures’ loss (profit) before tax	350.0	79.6	(3.6)

(Loss) profit on ordinary activities before tax	(164.5)	(1,196.6)	124.2

(Loss) profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2002 and 2001: 30%)	(49.4)	(359.0)	37.3
Effects of:
Write-down of KirchPayTV not deductible for tax purposes	—	291.4	—
Other expenses not deductible for tax purposes (primarily goodwill amortization)	63.9	77.8	42.5
Other timing differences	(2.9)	19.2	11.8
Utilization of tax losses	(11.3)	(30.6)	(7.3)
Consortium relief	(0.3)	1.2	2.1

Current tax charge for the year	—	—	86.4

c) Factors that may affect future tax charges

At June 30, 2003, a deferred tax asset of £12.5 million (2002: £149.6 million) arising from UK losses in the Group, has not been recognized. These losses can be offset only against taxable profits generated in the entities concerned. Although the Directors ultimately expect sufficient profits to arise, there is currently insufficient evidence to support recognition of a deferred tax asset relating to these losses. The losses are available to be carried forward indefinitely under current law.

Deferred tax assets of £63.7 million (2002: £63.7 million) have not been recognized in respect of trading losses in the Group’s German holding companies of KirchPayTV, and £450.0 million (2002: £450.0 million) have not been recognized in respect of potential capital losses related to the Group’s holding of KirchPayTV. These losses are available to be carried forward indefinitely under current law. A deferred tax asset of £4.6 million (2002: £18.0 million) arising principally on other timing differences has not been recognized on the basis that these timing differences are not more likely than not to reverse.

10. Dividends

The Directors do not propose an interim or final dividend for the financial year (2002: nil; 2001: nil). At June 30, 2003, the Company had a deficit on its company-only profit and loss account reserve of £1,120.4 million. The Company is currently not in a position to pay a dividend.

The ESOP has waived its rights to dividends.

11. (Loss) earnings per share

Basic (loss) earnings per share represents the (loss) profit on ordinary activities after taxation attributable to the equity shareholders, divided by the weighted average number of Ordinary Shares in issue during the year, less the weighted average number of shares held in the Group’s ESOP trust during the year.

Diluted (loss) earnings per share represents the (loss) profit on ordinary activities after taxation attributable to the equity shareholders divided by the weighted average number of Ordinary Shares in issue during the year, less the weighted average number of shares held in the Group’s ESOP trust during the year plus the weighted average number of dilutive shares resulting from share options and other potential shares outstanding during the year (see below).

The weighted average number of shares in the year was:

	2001		2002		2003
	Millions of shares		Millions of shares		Millions of shares
Ordinary Shares	1,851.1		1,891.2		1,921.2
ESOP trust shares	(4.0)		(3.8)		(6.2)

Basic shares	1,847.1		1,887.4		1,915.0
Dilutive Ordinary Shares from share options and other potential Ordinary Shares outstanding	—	*	—	*	27.2

Diluted shares	1,847.1		1,887.4		1,942.2

*	As the Group made a loss on ordinary activities after taxation in 2001 and 2002, no share options or other potential Ordinary Shares outstanding were considered to be dilutive.

The number of anti-dilutive shares at June 30, 2003 was 36,779,664 shares (2002: 83,438,705 shares; 2001: 70,237,843 shares) which comprised share options of 36,779,664 (2002: 42,845,578 shares; 2001: 32,712,169 shares) and deferred consideration of nil (2002: 40,593,127 shares; 2001: 37,558,480 shares).

12. Intangible fixed assets

The movement in the year was as follows:

	Goodwill(i),(ii)	Other intangible fixed assets	Total
	£m	£m	£m
Cost
At June 30, 2001	842.6	1.0	843.6
Fair value adjustments to BiB provisional goodwill	(22.9)	—	(22.9)
Disposals	—	(0.6)	(0.6)

At June 30, 2002	819.7	0.4	820.1

At June 30, 2003	819.7	0.4	820.1

Amortization
At June 30, 2001	54.2	0.1	54.3
Charge	118.3	0.1	118.4
Release of provision for loss on disposal of subsidiary (see note 4)	(10.0)	—	(10.0)

At June 30, 2002	162.5	0.2	162.7
Charge	116.3	—	116.3
Impairment losses (ii)	5.2	—	5.2

At June 30, 2003	284.0	0.2	284.2

Net book value
At June 30, 2001	788.4	0.9	789.3

At June 30, 2002	657.2	0.2	657.4

At June 30, 2003	535.7	0.2	535.9

Goodwill

(i)	Goodwill of £272.4 million, £542.1 million and £5.2 million, arising on the acquisitions of SIG, BiB and WAPTV respectively, is being amortized over periods of seven years on a straight-line basis.

In accordance with FRS 11, impairment reviews were performed on the carrying values of BiB and SIG goodwill balances at the end of the first full financial year after acquisition, at June 30, 2002. These reviews showed that no impairment was identified in either case. Consistent with the Group strategy, the business plans on which these reviews were based reflected significant projected increases in betting and other interactive revenues over the subsequent five years. Since the time of these reviews the performance of these operations has been broadly in line with the forecasts in the business plans used for these reviews, and no indications of impairment have arisen.

(ii)	At December 31, 2002, the Group made a provision of £5.2 million, included within amortization, against goodwill which arose on the acquisition of Opta Index Limited (“Opta”) (a subsidiary of SIG, which provides statistics on the sports industry), reducing the carrying value of the goodwill to nil. The provision was made as a result of the Group’s announcement in December 2002 that it would close Opta.

Other intangible fixed assets

Other intangible fixed assets comprise internet domain names, which are being amortized over a period of seven years on a straight-line basis. During fiscal 2002, the Group disposed of betting shop licenses that were included in other intangible fixed assets.

13. Tangible fixed assets

The movement in the year was as follows:

	Freehold land and buildings(i)	Short leasehold improvements	Equipment, fixtures and fittings(ii)	Assets in course of construction	Total
	£m	£m	£m	£m	£m
Cost
At June 30, 2001	29.9	80.5	481.5	7.0	598.9
Additions	8.0	3.0	75.8	27.9	114.7
Disposals	—	(0.2)	(7.9)	—	(8.1)
Transfers	—	—	5.0	(5.0)	—

At June 30, 2002	37.9	83.3	554.4	29.9	705.5
Additions	0.4	3.2	73.0	24.8	101.4
Disposals	—	—	(10.9)	—	(10.9)
Transfers	—	—	25.8	(25.8)	—

At June 30, 2003	38.3	86.5	642.3	28.9	796.0

Depreciation
At June 30, 2001	5.0	39.7	238.8	—	283.5
Charge	1.0	3.7	76.4	—	81.1
Transferred from provisions	—	—	4.5	—	4.5
Disposals	—	(0.1)	(6.5)	—	(6.6)

At June 30, 2002	6.0	43.3	313.2	—	362.5
Charge	2.3	4.0	91.6	—	97.9
Disposals	—	—	(10.6)	—	(10.6)

At June 30, 2003	8.3	47.3	394.2	—	449.8

Net book value
At June 30, 2001	24.9	40.8	242.7	7.0	315.4

At June 30, 2002	31.9	40.0	241.2	29.9	343.0

At June 30, 2003	30.0	39.2	248.1	28.9	346.2

(i)	The amounts shown include assets held under finance leases with a net book value of £6.3 million (2002: £6.7 million). The cost of these assets was £8.6 million (2002: £8.6 million) and the accumulated depreciation was £2.3 million (2002: £1.9 million). Depreciation charged during the year on these assets was £0.4 million (2002: £0.3 million; 2001: £0.3 million).

Depreciation was not charged on £9.4 million of land (2002: £9.4 million).

(ii)	The amounts shown include assets held under finance leases with a net book value of £2.3 million (2002: £3.6 million). The cost of these assets was £4.9 million (2002: £4.9 million) and the accumulated depreciation was £2.6 million (2002: £1.3 million). Depreciation charged during the year on these assets was £1.3 million (2002: £1.3 million; 2000: nil).

14. Investments in joint ventures

The movement in the year was as follows:

	2002	2003
	£m	£m
Cost and funding, excluding goodwill
Beginning of year	217.9	224.7
Loans advanced to joint ventures	11.6	14.6
Loans repaid by joint ventures	(4.8)	(4.5)

End of year	224.7	234.8

Transfer to creditors(i)	1.6	2.6

Movement in share of underlying net assets
Beginning of year	(195.7)	(204.5)
Share of operating results of joint ventures (see note 5)	(76.7)	3.4
Share of joint ventures’ interest receivable (see note 6)	2.0	0.5
Share of joint ventures’ interest payable (see note 6)	(4.9)	(0.3)
Share of joint ventures’ tax charges (see note 9)	(1.3)	(2.1)
Dividends received from joint venture	—	(4.0)
Exchange adjustments	1.4	—
Transferred to other fixed asset investments	70.7	—

End of year	(204.5)	(207.0)

Goodwill
Beginning of year	1,140.6	—
Amortization	(98.5)	—
Amounts provided, net (see note 4)	(971.4)	—
Transferred to other fixed asset investments	(70.7)	—

End of year	—	—

Net book value(ii)
Beginning of year	1,163.7	21.8

End of year	21.8	30.4

(i)	The investment in joint ventures excludes cumulative losses of £2.6 million (2002: £1.6 million), which represent losses in excess of the funding provided. The related obligation is recorded within creditors.
(ii)	The net book value above includes listed investments with a net book value of £5.0 million at June 30, 2003 (2002: £6.2 million). The aggregate market value of these investments at June 30, 2003 was £4.8 million (2002: £3.5 million).

KirchPayTV

At December 31, 2001, the carrying value of the Group’s investment in its KirchPayTV joint venture was written down to nil, following an exceptional charge to joint ventures’ goodwill amortization of £984.9 million. Joint ventures’ goodwill amortization also included goodwill amortization of £98.5 million for the six months ended December 31, 2001. The Group’s investment in KirchPayTV was treated as a joint venture until February 8, 2002, after which date the Group considered that it was no longer able to exercise significant influence over KirchPayTV. Accordingly on February 8, 2002, the investment was transferred within Fixed Asset Investments to Other investments at a net book value of nil. On August 1, 2002, formal insolvency proceedings were opened for KirchPayTV. The Group does not expect to receive any funds from these proceedings. On May 13, 2002, the Group exercised a put option to transfer its interest in KirchPayTV to Taurus Holding GmbH & Co KG, a company which became the subject of formal insolvency proceedings on September 13, 2002. The Group does not expect to receive a significant amount, if any, from the exercise of its put option.

The following information is given in respect of the Group’s share of all joint ventures:

	2001(i)	2002(ii)	2003
	£m	£m	£m
Turnover	224.1	139.2	76.5
Fixed assets	139.7	3.6	4.1
Current assets	130.8	85.1	82.7
Liabilities due within one year	(124.2)	(66.0)	(47.6)
Liabilities due after more than one year	(124.1)	(2.5)	(11.4)

(i)	This includes the Group’s share of BiB’s turnover up until BiB was consolidated as a subsidiary from May 9, 2001.
(ii)	This includes the Group’s 22% share of KirchPayTV’s turnover up until it ceased to be treated as a joint venture on February 8, 2002.

	Group’s share of KirchPayTV (as adjusted) Year to March 31, 2001	Group’s share of KirchPayTV (as adjusted) April 1, to November 8, 2001
	£m	£m
Turnover	117.4	66.5

Operating loss	(116.0)	(70.0)
Loss on sale of fixed asset investment (see note 4)	(69.5)	—
Net interest payable	(9.7)	(3.6)

Loss before taxation	(195.2)	(73.6)
Taxation	—	—

Loss after taxation	(195.2)	(73.6)

Fixed assets	135.5	—

Current assets	67.9	—

Liabilities due within one year	(110.8)	—

Liabilities due after more than one year	(91.1)	—

As KirchPayTV ceased to be treated as a joint venture from February 8, 2002, no joint venture balance sheet disclosure has been provided for either 2003 or 2002.

In the absence of KirchPayTV results for the period from July 1, 2001 to February 8, 2002, the results for a similar period, the period from April 1, 2001 to November 8, 2001, have been used. In June 2001, due to the absence of results for KirchPayTV for the year from July 1, 2000 to June 30, 2001, the results for a similar period, the year to March 31, 2001, were used.

15. Other fixed asset investments

Principal Group investments

The investments of the Group which principally affect the consolidated results and net assets of the Group are as follows:

Name	Country of incorporation/ operation	Description and proportion of shares held (%)	Principal activity
Subsidiaries: Direct holdings

British Sky Broadcasting Limited	England and Wales	10,000,002 Ordinary Shares of £1 each (100%)	The transmission of the Group’s English language satellite television broadcasting services

Sky Television Limited	England and Wales	13,376,982 Ordinary Shares of £1 each (100%)	Holding company

Sky In-Home Service Limited	England and Wales	1,576,000 Ordinary Shares of £1 each (100%)	The supply, installation and maintenance of satellite

television receiving equipment

Sports Internet Group Limited	England and Wales	38,247,184 Ordinary Shares of 5p each (100%)	The provision of sports content, betting and e-commerce services

British Interactive Broadcasting Holdings Limited(i)	England and Wales	651,960 Ordinary Shares of £1 each (100%)	The transmission of interactive services

Subsidiaries: Indirect holdings

Sky Subscribers Services Limited	England and Wales	2 Ordinary Shares of £1 each (100%)	The provision of ancillary functions supporting the satellite television broadcasting operations of the Group

Hestview Limited	England and Wales	108 Ordinary Shares of £1 each (100%)	Licensed bookmakers

Sky Interactive Limited	England and Wales	2 Ordinary Shares of £1 each (100%)	The provision of interactive television services

Sky Ventures Limited	England and Wales	912 Ordinary Shares of £1 each (100%)	Holding company for joint ventures

British Sky Broadcasting SA	Luxembourg	12,500 Ordinary Shares of £12 each (100%)	Digital satellite transponder leasing company

Sky New Media Ventures Limited (formerly Sky New Media Ventures plc)	England and Wales	12,500 Ordinary Shares of £1 each (100%)	Holding company for new media investments

Joint ventures

Nickelodeon UK	England and Wales	104 B Shares of £0.01 each (50%)	The transmission of children’s television services

The History Channel (UK)	England and Wales	50,000 A shares of £1 each (50%)	The transmission of history and biography television services

Paramount UK(ii)	England and Wales	Partnership interest (25%)	The transmission of a general entertainment comedy channel

Australian News Channel Pty Limited	Australia	1 Ordinary Share of AUS$1 (33.33%)	The transmission of a 24-hour news channel

Granada Sky Broadcasting Limited(iii)	England and Wales	800 B Shares of £1 each (80%)	The transmission of general entertainment channels

MUTV	England and Wales	100 B Shares of £1 each (33.33%)	The transmission of the Manchester United football channel
National Geographic Channel(iv)	England and Wales	Partnership interest (50%)	The transmission of natural history and adventure channels
Music Choice Europe Limited	England and Wales	44,001,120 A Shares of £1 each (36.4%)	The transmission of audio music channels
attheraces Holdings Limited	England and Wales	1,000 Ordinary Shares of £1 each (33.33%)	The transmission of a horse racing service and related on-line activities
Chelsea Digital Media Limited	England and Wales	19,800 B Shares of £0.01 each (20%) and 3,860,174 redeemable preference shares of £1 each	The production and marketing of the Chelsea Football Club football channel

Notes

(i)	80.1% directly held by British Sky Broadcasting Group plc and 19.9% held by British Sky Broadcasting Limited.
(ii)	The registered address of Paramount UK is 180, Oxford Street, London W1N 0DS.
(iii)	The economic interest held in Granada Sky Broadcasting Limited is 49.5%.
(iv)	The registered address of National Geographic Channel is Grant Way, Isleworth, Middlesex TW7 5QD.

The following are included in the net book value of other fixed asset investments:

	2002	2003
	£m	£m
Investment in own shares (a)	42.2	34.6
Other investments (b)	64.9	43.9

	107.1	78.5

(a) Investment in own shares

The movement in the year was as follows:

	2002		2003
	Number of Ordinary Shares	£m	Number of Ordinary Shares	£m
At beginning of year	3,354,512	19.1	6,599,637	42.2
Share options exercised during the year	(654,875)	(3.8)	(1,142,625)	(7.6)
Shares purchased during the year	3,900,000	26.9	—	—

At end of year	6,599,637	42.2	5,457,012	34.6

At June 30, 2003, the Group’s ESOP held 5.5 million Ordinary Shares in the Company (2002: 6.6 million) at an average value of £6.34 per share (2002: £6.39 per share). These shares were designated to hedge a portion of the Group’s obligations outstanding under share schemes: the LTIP (4.0 million shares), the EBP (0.4 million shares) and the KCP (1.1 million shares).

The 1.1 million Ordinary Shares utilized during the year relate to the exercise of LTIP and KCP awards.

The cost to the Group of the LTIP, EBP and KCP awards hedged by the ESOP is accrued over the relevant vesting periods of these schemes. An amount of £28.3 million is included within accruals (2002: £19.3 million).

The market value of shares held by the ESOP at June 30, 2003 was £36.6 million (2002: £41.5 million), and the nominal value was £2.7 million (2002: £3.3 million).

(b) Other investments

	2002	2003
	£m	£m
Cost
Beginning of year	161.2	1,119.9
Additions (vi)	3.2	—
Transfer from joint ventures (x)	971.4	—
Transfer to joint ventures (ii)	—	(1.0)
Disposals (iii), (iv), (v), (vi), (viii), (ix)	(15.9)	(14.0)

End of year	1,119.9	1,104.9

Provision
Beginning of year	38.1	1,055.0
Disposals (iii), (iv), (v), (vi), (viii), (ix)	(14.5)	(13.7)
Transfer from joint ventures (x)	971.4	—
Transfer to joint ventures (ii)	—	(1.0)
Provided during the year, net (i), (iv), (vii)	60.0	20.7

End of year	1,055.0	1,061.0

Net book value
Beginning of year	123.1	64.9

End of year	64.9	43.9

2003

(i)	At December 31, 2002, the Group made a further provision against its minority equity investments in football clubs, leading to a non-cash exceptional charge of £21.0 million, reduced by £3.2 million to reflect the post year end disposal of its investment in Chelsea Village plc (see note 31).
(ii)	In April 2003, the Group’s total investment in Mykindaplace increased to 26%. The investment was subsequently transferred to Investments in Joint Ventures from Other Investments at its net book value of nil.
(iii)	At December 31, 2002, the Group reduced its deferred revenue balance relating to minority investments in new media companies by £5.1 million, and reduced both its investment and its provision against the investment in these companies accordingly.
(iv)	At December 31, 2002, the Group made a provision against its investment in Open TV shares, leading to a non-cash exceptional charge of £2.9 million. This reduced the carrying value of the Group’s investment in Open TV to £0.3 million. Between February 12, 2003 and March 24, 2003, the Group disposed of its entire investment in Open TV shares for total consideration of £0.2 million, resulting in a loss of £0.1 million.
(v)	In March 2003, the Group disposed of its investment in Streetsonline for total consideration of £0.6 million which had been held at cost of £6.0 million less provision of £6.0 million. These amounts were written back upon disposal of the Group’s investment in Streetsonline.

2002

(vi)	On July 2, 2001, the Group disposed of its unlisted investment in Static 2358 Limited for total consideration of £3.7 million, comprising a mixture of cash and shares in Open TV. The Group made a profit on disposal of £2.3 million. The investment in Open TV shares is included as an addition to other investments in the period.
(vii)	At December 31, 2001, the Group made a provision against its minority equity investments in football clubs, leading to a non-cash exceptional charge of £60.0 million.
(viii)	On February 26, 2002, the Group sold its listed investment in Gameplay plc for total consideration of £0.03 million, realizing a profit on disposal of £0.03 million. The Group’s investment in Gameplay plc was held at cost of £12.3 million less provision of £12.3 million. These amounts were written back upon disposal of the Group’s investment in Gameplay plc.

(ix)	On June 7, 2002, the Group disposed of its listed investment in Toyzone plc following its liquidation. The Group’s investment in Toyzone plc was held at cost of £2.2 million less provision of £2.2 million. These amounts were written back upon disposal of the Group’s investment in Toyzone plc.
(x)	The Group’s investment in KirchPayTV was treated as a joint venture until February 8, 2002, after which date the Group considered that it was no longer able to exercise significant influence over KirchPayTV. The investment is now treated as a fixed asset investment and was transferred from Investments in Joint Ventures to Other Investments on February 8, 2002 at a net book value of nil.

Further analysis of listed investments is shown below:

	2002	2003
	£m	£m
Carrying value of listed investments included above (i)	49.4	37.4
Aggregate market value of listed investments at end of year	40.1	44.6

(i)	Including investments listed on OFEX.

No tax liability would arise on the sale of these listed investments at the market value shown above as no gains would arise.

16. Stocks

	2002	2003
	£m	£m
Television program rights	367.3	337.2
Set-top boxes and related equipment	42.2	29.0
Raw materials and consumables	4.4	1.6
Goods held for resale	0.3	2.6

	414.2	370.4

At least 79% (2002: 77%) of the existing television program rights at June 30, 2003 will be amortized within one year.

17. Debtors

	2002	2003
	£m	£m
Debtors: Amounts falling due within one year
Trade debtors	177.5	170.9
Amounts owed by joint ventures (see note 27)	15.2	16.0
Amounts owed by other related parties (see note 27)	1.0	0.4
Other debtors	8.5	6.4
Prepaid program rights	80.5	53.8
Prepaid transponder rentals	15.5	16.9
Advance Corporation Tax	18.2	39.7
Deferred tax assets (see note 18)	13.9	30.8
Prepaid media agency rights	3.7	2.6
Other prepayments and accrued income	66.9	56.6

	400.9	394.1

Debtors: Amounts falling due after more than one year
Prepaid program rights	38.6	2.7
Prepaid transponder rentals	55.6	48.7
Advance Corporation Tax	67.1	—
Deferred tax assets (see note 18)	24.9	159.0
Prepaid media agency rights	12.8	5.5
Other prepayments and accrued income	8.0	7.0

	207.0	222.9

Trade debtors are shown net of certain provisions. The movement in these provisions is as follows:

Provisions
£m
At July 1, 2000	(31.9)
Utilized during fiscal 2001	3.9
Provided during fiscal 2001	(19.1)

At July 1, 2001	(47.1)
Utilized during fiscal 2002	1.5
Provided during fiscal 2002	(15.8)

At July 1, 2002	(61.4)
Utilized during fiscal 2003	4.6
Provided during fiscal 2003	(42.2)

At June 30, 2003	(99.0)

The Group does not have any significant concentrations of credit risk.

18. Deferred tax asset

	2002	2003
	£m	£m
Included within debtors due within one year:
— tax losses carried forward	11.7	20.7
— accelerated capital allowances	2.2	6.7
— short-term timing differences	—	3.4

	13.9	30.8

Included within debtors due after more than one year:
— tax losses carried forward	—	125.0
— accelerated capital allowances	24.9	21.5
— short-term timing differences	—	12.5

	24.9	159.0

	38.8	189.8

Deferred tax asset
Beginning of year	143.9	38.8
(Charge) credit in the profit and loss account during the year	(105.1)	151.0

End of year	38.8	189.8

Included within the total deferred tax recognized at June 30, 2003 is £145.7 million (2002: £11.7 million), relating to carried-forward tax losses.

Following a review of the forecast utilization of tax losses within the Group, and as a consequence of a planned reorganization of certain assets within the Group, the Directors consider that there is now sufficient evidence to support the recognition of these deferred tax assets on the basis that it is more likely than not that there will be suitable taxable profits against which these assets can be utilized.

The amount of unrecognized deferred tax present within the Group is disclosed in note 9.

19. Creditors: Amounts falling due within one year

	2002	2003
	£m	£m
Short-term borrowings
£200 million RCF (see note 20a)	—	—
Obligations under finance leases	1.5	0.2

	1.5	0.2

Other
Trade creditors	311.1	323.4
Amounts due to joint ventures (see note 27)	—	0.8
Amounts due to related parties (see note 27)	20.4	24.6
UK corporation tax	4.7	27.6
VAT	86.2	61.7
Social security and PAYE	7.0	0.4
Other creditors	42.0	43.5
Accruals and deferred income	432.5	473.0

	903.9	955.0

	905.4	955.2

Included within trade creditors are £226.2 million (2002: £243.6 million) of US dollar-denominated program creditors. At least 90% (2002: 90%) of these were covered by forward rate currency contracts (see note 25).

20. Creditors: Amounts falling due after more than one year

	2002	2003
	£m	£m
Long-term borrowings
£750 million RCF (a)	500.0	—
£600 million RCF (a)	—	75.0
US$650 million of 8.200% Guaranteed Notes, repayable in 2009 (b)	412.5	412.5
£100 million of 7.750% Guaranteed Notes, repayable in 2009 (b)	100.0	100.0
US$600 million of 6.875% Guaranteed Notes, repayable in 2009 (b)	367.2	367.2
US$300 million of 7.300% Guaranteed Notes, repayable in 2006 (b)	189.2	189.2
Obligations under finance leases (c)	7.8	7.5
Other borrowings	0.2	0.2

	1,576.9	1,151.6

Other
Accruals and deferred income	16.0	20.5

	1,592.9	1,172.1

(a) RCFs

In March 2003 the Group entered into a new £600 million RCF. This facility was used to cancel the £750 million RCF, which was entered into in July 1999, and will be used for general corporate purposes. The new £600 million RCF has a maturity date of March 2008 and interest accrues at a margin of between 0.600% and 1.125% above the London Inter-Bank Offer Rate (“LIBOR”), dependent on the Group’s leverage ratio of net debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”) (as defined in the loan agreement). Until June 2004, the margin is fixed at 1.125% and shall not fall below 0.700% per annum above LIBOR prior to March 2006.

Also in March 2003, the Group voluntarily cancelled £100 million of the £300 million March 2001 RCF. The maturity date of the resultant £200 million RCF is still June 2004 and should it be drawn upon, accrues interest at between 0.500% and 1.750% (presently 1.125%) per annum above LIBOR dependent on the Group’s credit rating. This facility reduction, together with the replacement of the Group’s £750 million RCF as described above, reduced the Group’s aggregate available facilities from £1,050 million to £800 million. In June 2004, when the £200 million RCF matures, the aggregate facilities available to the Group will be reduced to £600 million. These reductions in committed bank facilities are consistent with the Group’s anticipated liquidity requirements.

Each of the Group’s RCFs contain certain financial covenants which are tested at the end of each six-monthly accounting period. For the £200 million RCF the key financial covenants are the ratio of annualized EBITDA to net interest payable; and the ratio of total consolidated senior debt (as defined in the loan agreement) to annualized EBITDA. The ratio of total consolidated senior debt to annualized EBITDA is also tested on draw-down or rollover of drawn amounts. The Group must currently maintain these ratios as follows at all times:

•	annualized EBITDA to net interest payable must be at least 3.5:1; and

•	total consolidated senior debt to annualized EBITDA must be no more than 3:1.

The loan agreement provides for the exclusion from these financial ratio calculations of specified subscriber acquisition costs. The costs excluded are capped at an agreed maximum for each six monthly accounting period until the maturity of the loan agreement in June 2004. EBITDA is calculated as operating profit before depreciation and amortization of goodwill and intangible assets.

For the £600 million facility the key financial covenants are the ratio of EBITDA to net interest payable; and the ratio of net debt (as defined in the loan agreement) to EBITDA. Both ratios are tested at the end of each six monthly accounting period, not on draw-down or rollover dates as for the £200 million facility. Until June 2004 the ratios benefit from the same exclusion of specified subscriber acquisition costs as described above for the £200 million RCF. EBITDA in this instance is calculated in the same way as described above for the £200 million facility, but on a last twelve months basis rather than on an annualized basis. The Group must currently maintain these ratios as follows:

•	EBITDA to net interest payable must be at least 3.5:1; and

•	net debt to EBITDA must be no more than 3.5:1.

The ratio of EBITDA to net interest payable was 4.1:1. At June 30, 2003, the ratio of net debt to EBITDA was 2.4:1.

For the £200 million RCF only, a change of control provision is included in the list of potential events of default, the effect of which is that the facility may become due and payable in the event that (except for News Corporation and Vivendi Universal SA (which acquired Pathé, a founding shareholder of the Company) or any member of their respective groups) any person or nominee of such person, together with any “connected person” or “persons acting in concert” (if any) (each as defined under applicable English law or regulation) becomes a holder of more than 30% in aggregate of the voting rights of the Company.

Commitment fees of £2.9 million (2002: £1.2 million; 2001: £1.6 million) were payable for undrawn amounts available under the RCFs, based on a rate equal to 45% of the applicable margin over LIBOR for each facility.

(b) Guaranteed notes

At June 30, 2003 the Group also had in issue the following publicly-traded guaranteed notes:

US$650 million of 8.200% Guaranteed Notes, repayable in July 2009. At the time of issuing these notes, the US dollar proceeds were swapped into pounds sterling at an average fixed rate of 7.653% payable semi-annually. In December 2002 and March 2003, the Group amended the terms relating to £63.5 million of these swap arrangements, the effect of which was to fix the interest rate on £63.5 million at 5.990% until January 2004, after which time it will revert to a floating rate equal to six months LIBOR plus a margin of 3.390%.

£100 million of 7.750% Guaranteed Notes, repayable in July 2009. The fixed coupon is payable annually.

US$600 million of 6.875% Guaranteed Notes, repayable in February 2009. At the time of issuing these notes, the US dollar proceeds were swapped into pounds sterling at an average fixed rate of 8.200%, payable semi-annually.

US$300 million of 7.300% Guaranteed Notes repayable in October 2006. At the time of issuing these notes, the Group entered into swap transactions to convert the dollar proceeds to pounds sterling, half of which carries a fixed rate of interest of 8.384% until maturity, payable semi-annually. The remainder was fixed at 7.940% until April 15, 2002, thereafter floating at 0.620% over six months LIBOR, again payable semi-annually. In respect of this remaining floating exposure, on January 16, 2002, the Group entered into a further interest rate hedging arrangement to fix the rate at 6.130% from April 15, 2002, payable semi- annually for the remainder of the life of the Notes.

Both the bank facilities and the publicly-traded guaranteed notes have been guaranteed by British Sky Broadcasting Limited and Sky Subscribers Services Limited (see note 25).

Borrowings outstanding, which exclude finance leases, are repayable as follows:

	Year ending June 30,
	2007	2008	2009	2010
£600 million RCF	—	75.0	—	—
US$650 million of 8.200% Guaranteed Notes, repayable in 2009	—	—	—	412.5
£100 million of 7.750% Guaranteed Notes, repayable in 2009	—	—	—	100.0
US$600 million of 6.875% Guaranteed Notes, repayable in 2009	—	—	367.2	—
US$300 million of 7.300% Guaranteed Notes, repayable in 2006	189.2	—	—	—
Other borrowings	—	—	—	0.2

	189.2	75.0	367.2	512.7

(c) Finance leases

Obligations under finance leases are payable as follows:

£m
Amounts repayable in the year ending June 30:
2004	0.2
2005	0.3
2006	0.3
2007	0.3
2008	0.3
After five years	6.3

7.7

At June 30, 2003, all obligations under finance leases represent amounts drawn down in connection with the Customer Relationship Management Center in Dunfermline. Repayments of £0.7 million (2002: £0.8 million) were made against the Customer Relationship Management Center lease and repayments of £1.5 million (2002: £2.4 million) were made against the IT asset leases, which were fully repaid in the current year. A proportion of these payments has been allocated to any capital amount outstanding. The Customer Relationship Management Center lease bears interest at a rate of 8.5% and expires in September 2020.

21. Derivatives and other financial instruments

Treasury policy and risk management

The Group’s treasury function is responsible for raising finance for the Group’s operations, together with managing foreign exchange, interest rate and counterparty risks. Treasury operations are conducted within a framework of policies and guidelines authorized and reviewed by both the Audit Committee and the Board, who receive regular updates of treasury activity. A further quarterly review of Treasury activities and controls is carried out by the Treasury Committee. Derivative instruments are transacted for risk management purposes only. It is the Group’s policy that all hedging is to cover known risks and that no trading in financial instruments is undertaken.

Regular and frequent reporting to management is required for all transactions and exposures and the internal control environment is subject to periodic review by the Group’s internal audit team. The amount of cash placed with any one institution is restricted to ensure counterparty risks are minimized.

The Group’s principal market risks are its exposures to changes in interest rates and currency exchange rates, which arise both from the Group’s sources of finance and from its operations. Following evaluation of those positions, the Group selectively enters into derivative financial instruments to manage these exposures. Interest rate swaps are used to hedge interest rate risks, forward rate agreements to hedge transactional currency exposures and cross-currency interest rate swaps to hedge exposures on long-term foreign currency debt.

Interest rate management

The Group has financial exposures to both sterling and US dollar interest rates, arising primarily from bank borrowings and long-term bonds. These exposures are managed by borrowing at fixed and variable rates of interest and by using interest rate swaps to manage exposure to interest rate fluctuations. The principal method of hedging interest rate risk is to enter into cross-currency swap arrangements, the effects of which are to fix the Group’s sterling interest costs at certain rates. The majority of these arrangements relate to the Group’s dollar-denominated debt and provide for the exchange, at specified intervals, of fixed-rate amounts of dollars in return for fixed-rate amounts of sterling. All of the Group’s debt exposure is denominated in sterling after cross-currency swaps are taken into account; however, at June 30, 2003, the split of aggregate net borrowings into its core currencies was US dollar 84% and sterling 16% (June 30, 2002: US dollar 62% and sterling 38%).

The Group also enters into sterling interest rate swap arrangements that provide for the exchange, at specified intervals, of the difference between fixed rates and variable rates, calculated by reference to an agreed notional sterling amount. The fair value of interest rate and cross currency swaps held as of June 30, 2003 was approximately £7 million in the Group’s favor (June 30, 2002: £60 million in the Group’s favor).

The Group’s exposure to floating interest rates is currently limited to drawings upon its revolving credit bank facilities. At June 30, 2003 bank facility drawings represented 7% of the Group’s total debt (June 30, 2002: 32%). 93% of the Group’s total debt at June 30, 2003 is fixed-rate after taking account of interest rate swaps (June 30, 2002: 87%).

To ensure continuity of funding, the Group’s policy is to ensure that available funding matures over a period of years. At June 30, 2003, 47% of the Group’s available funding was due to mature in more than five years (June 30, 2002: 42%).

Currency exchange rates

The Group’s revenues are substantially denominated in pounds sterling, although a significant proportion of operating costs is denominated in US dollars. In fiscal 2003, 15% of operating costs (£423.7 million) were denominated in US dollars (fiscal 2002: 15% (£393.0 million)). These costs relate mainly to the Group’s long-term programming contracts with US suppliers.

The Group currently manages its US dollar/pound sterling exchange risk exposure by the purchase of forward foreign exchange agreements for up to 18 months ahead. All forward rate agreements are in respect of firm commitments only, and represent approximately 90% of dollar-denominated costs over the relevant 18-month period.

At June 30, 2003, the Group had outstanding commitments to purchase in aggregate US$903 million, at average rates of US$1.493 to £1.00. Although these financial instruments can mitigate the effect of short-term fluctuations in exchange rates, there can be no effective or complete hedge against long-term currency fluctuations.

The Group’s primary euro exposure arises as a result of revenues generated from subscribers in the Republic of Ireland. These euro-denominated revenues are offset to a certain extent by euro-denominated costs, relating mainly to certain transponder rentals, which results in a euro surplus.

During the year, surplus euros were exchanged for sterling on currency spot markets. In the twelve months to June 30, 2003, euro 59 million (2002: euro 55 million) was exchanged at spot rates for sterling. A further euro 30 million has been retained to meet obligations under forward foreign exchange contracts for the purchase of Swiss francs (see below).

During the period, the Group acquired the Pay TV rights to certain UEFA Champions League football matches from the 2003/04 season to the end of the 2005/06 season. Payments in respect of these rights will be made pursuant to the contract in Swiss francs, which means that the Group will be exposed to the Swiss franc/pound sterling exchange rate. In line with the Group’s policy of limiting foreign exchange transactions to fixed price instruments, all of this exposure for 2003/04 (CHF 99 million) has been hedged via the use of forward contracts for the exchange of euros and Swiss francs. In line with treasury policies, the remaining commitment of CHF 199 million will be hedged in advance of each fiscal year in which the liability crystalizes.

Interest rate risks

After taking into account interest rate swaps and forward foreign currency contracts entered into by the Group, the interest rate profile of the Group’s financial liabilities was:

	2002			2003
	Fixed	Floating	Total	Fixed	Floating	Total
£m	1,378.2	200.2	1,578.4	1,076.6	75.2	1,151.8
Weighted average interest rate	7.7%	5.4%	7.4%	7.7%	4.8%	7.5%
Weighted average period for which the rate is fixed (years)	5.1	N/A	N/A	5.2	N/A	N/A
Weighted average term (years)	5.5	2.0	5.0	5.4	4.8	5.4

Further details of interest rates on long-term borrowings are given in note 20.

In addition, cash at bank and in hand of £46.4 million (2002: £50.3 million) consists of sterling deposits, in bank accounts or on money markets, at overnight rates or on time deposits. At June 30, 2003, there were no time deposit balances (2002: £0.5 million, expiring within 14 days of year end at an average interest rate of 3.75%).

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

	Net foreign currency monetary assets (£m)
	2002			2003
	USD	euros	Total	USD	euros	Total
Functional currency of Group operating unit
Sterling	1.5	7.4	8.9	13.9	29.8	43.7

At June 30, 2003 and June 30, 2002, the Group also held open various currency forward contracts that the Group had taken out to hedge expected future foreign currency commitments (see note 25(a)).

Liquidity risks

The profile of the Group’s financial liabilities, other than short-term creditors, is shown in note 20. The expected profile of provisions is discussed in note 22. The Group’s undrawn committed bank facilities, subject to covenants, were as follows:

	2002	2003
	£m	£m
Expiring within one year	—	200.0
Expiring between one and two years	550.0	—
Expiring between two and five years	—	525.0

Total	550.0	725.0

Fair values

Set out below is a comparison by category of the book values and the estimated fair values of the Group’s financial assets and financial liabilities, and associated derivative financial instruments at June 30, 2003 and June 30, 2002:

	2002		2003
	Book value	Fair value	Book value	Fair value
	£m	£m	£m	£m
Primary financial instruments held or issued to finance the Group’s operations
Bank borrowings	(500.2)	(500.2)	(75.2)	(75.2)
Quoted bond debt	(1,068.9)	(1,067.8)	(1,068.9)	(1,185.2)
Finance leases	(9.3)	(9.3)	(7.7)	(7.7)
Cash deposits	50.3	50.3	46.4	46.4
Derivative financial instruments held to manage the interest rate and currency profile
Combined interest and exchange rate swaps	—	60.2	—	7.0
Forward foreign currency contracts	—	(50.3)	—	(51.4)

The fair values of quoted bond debt are based on period-end mid-market quoted prices. The fair values of other borrowings are estimated by discounting the future cash flows to net present value. The fair values of derivative financial instruments are estimated by calculating the difference between the contracted rates and the appropriate market rates prevailing at the period ends.

In addition to the financial instruments in the above fair value table, the Group had holdings in the equity share capital of other listed investments at June 30, 2003 and June 30, 2002. See notes 14 and 15 for disclosure of their book and fair values.

The difference between book value and fair value reflects unrealized gains or losses inherent in the instrument, based on valuations as at June 30, 2003 and June 30, 2002. The volatile nature of the markets means that values at any subsequent date could be significantly different from the values reported above.

Hedges

The Group’s policy is to hedge the following exposures:

—	interest rate risk, using interest rate and cross currency swaps

—	transactional currency exposures, using forward foreign currency contracts

—	exposures on long-term foreign currency debt, using cross currency swaps

Gains and losses on instruments used for hedging are not recognized until the hedged position is recognized. Unrecognized gains and losses on instruments used for hedging, and the movements therein, are as follows:

	2002			2003
	Gains	Losses	Total net gains (losses)	Gains	Losses	Total net gains (losses)
	£m	£m	£m	£m	£m	£m
Unrecognized gains and losses at the beginning of the year	113.7	(23.7)	90.0	73.8	(63.9)	9.9
Gains and losses arising in previous years that were recognized in the year	(13.1)	4.0	(9.1)	(0.1)	45.5	45.4

Gains and losses arising before the beginning of the year that were not recognized in the year	100.6	(19.7)	80.9	73.7	(18.4)	55.3
Gains and losses arising in the year that were not recognized in the year	(26.8)	(44.2)	(71.0)	(34.9)	(64.8)	(99.7)

Unrecognized gains and losses on hedges at the end of the year	73.8	(63.9)	9.9	38.8	(83.2)	(44.4)

Of which:
Gains and losses expected to be recognized in the next year	0.1	(37.7)	(37.6)	0.1	(46.4)	(46.3)

Gains and losses expected to be recognized after the next year	73.7	(26.2)	47.5	38.7	(36.8)	1.9

22. Provisions for liabilities and charges

	Analog termination provision	Transition provision	Sky In-Home Service Limited reorganization provision(a)	Sky Interactive reorganization provision(b)	Provision for closure of Sky Pictures	Total
	£m	£m	£m	£m	£m	£m
At July 1, 2001	8.2	18.6	0.4	15.5	0.3	43.0
Utilized in year	(4.1)	(18.6)	(0.2)	(7.1)	(0.3)	(30.3)
Released in year	(4.1)	—	—	—	—	(4.1)
Transferred to fixed assets	—	—	—	(4.5)	—	(4.5)

At June 30, 2002	—	—	0.2	3.9	—	4.1
Utilized in year	—	—	(0.1)	(0.8)	—	(0.9)

At June 30, 2003	—	—	0.1	3.1	—	3.2

(a)	The remaining Sky In-Home Service Limited reorganization provision principally comprises the costs of onerous lease contracts and is expected to be utilized by June 2005.
(b)	The remaining Sky Interactive reorganization provision principally comprises the cost of onerous contracts associated with the reorganization and consolidation of all interactive and on-line activities within the division “Sky Interactive”, and is expected to be utilized by June 2009.

23. Called-up share capital

	2002	2003
	£m	£m
Authorized
3,000,000,000 Ordinary Shares of 50p	1,500.0	1,500.0

Allotted, called-up and fully paid — equity
Ordinary Shares — 1,937,754,876 (2002: 1,893,428,580) of 50p	946.7	968.9

Allotted and fully paid during the year	Number of Ordinary Shares
Beginning of year	1,893,428,580
Options exercised under the Executive Share Option Scheme at between £0.500 and £6.385	666,838
Options exercised under the Sharesave Scheme at between £2.050 and £6.110	423,822
Shares issued in respect of deferred consideration for the acquisition of BiB	43,235,636

End of year	1,937,754,876

Movements in share capital in the year ended June 30, 2003 are described in note 24.

Share option and contingent share award schemes

The number of shares which may be allocated under the Executive and Sharesave Schemes on any day shall not, when added to the aggregate of the number of shares which have been allocated in the previous 10 years under the Schemes and any other Employees’ Share Scheme adopted by the Company, exceed such number as represents five percent of the ordinary share capital of the Company in issue immediately prior to that day. In determining this limit no account shall be taken of any shares where the right to acquire such shares was released, lapsed or otherwise became incapable of exercise. Options and Awards, which will be satisfied by ESOP shares do not fall within these headroom limits.

Total options and contingent share awards in existence at June 30, 2003 were as follows:

Scheme	Number of Ordinary Shares
Executive Share Option Scheme Options(a)	41,052,567
Sharesave Scheme Options(b)	3,749,134
LTIP Awards(c)	7,269,683
KCP Awards(d)	1,135,000
EBP Awards(e)	397,000

53,603,384

(a) Executive Share Option Scheme Options

Options in existence at June 30, 2003 under the Executive Schemes are shown in the table below:

Date of grant	Number of Ordinary Shares	Option price	Exercisable from
		£
8-Dec-94	172,795	2.560	8-Dec-97
15-May-97	266,078	5.675	15-May-00
10-Jun-97	15,061	5.975	10-Jun-00
18-Aug-97	6,864	4.370	18-Aug-00
18-Aug-97	21,809	4.420	18-Aug-00
14-Nov-97	7,308	4.105	14-Nov-00
14-Nov-97	36,253	4.030	14-Nov-00
4-Feb-98	8,298	3.615	4-Feb-01
1-Dec-98	3,624,812	5.010	1-Dec-01
7-May-99	4,589	4.350	7-May-02
12-Aug-99	600,000	5.830	12-Aug-02
18-Oct-99	1,124	0.980	18-Oct-02
29-Oct-99	4,382,303	6.385	29-Oct-02
1-Nov-99	214,231	6.535	1-Nov-02
22-Nov-99	107,775	6.495	22-Nov-02
5-Apr-00	41,517	13.970	5-Apr-03
12-May-00	20,800	12.980	12-May-03
22-May-00	21,842	10.530	22-May-03
23-May-00	126,529	9.800	23-May-03
12-Jun-00	34,993	11.430	12-Jun-03
30-Jun-00	100,931	12.880	30-Jun-03
26-Jul-00	46,077	12.370	26-Jul-03
30-Aug-00	267,535	11.400	30-Aug-03
23-Nov-00	5,698,957	9.900	23-Nov-01
1-Dec-00	3,901,500	9.840	1-Dec-03
4-Jan-01	59,534	10.750	4-Jan-02
26-Feb-01	66,746	9.340	26-Feb-02
6-Mar-01	92,416	9.290	6-Mar-02
14-Mar-01	121,289	8.950	14-Mar-02
21-May-01	74,644	7.190	21-May-02
4-Jun-01	94,480	7.165	4-Jun-02
26-Jul-01	184,815	7.080	26-Jul-02
6-Nov-01	9,565,078	7.940	6-Nov-02
13-Nov-01	26,668	8.360	13-Nov-02
4-Jan-02	88,057	7.890	4-Jan-03
14-Feb-02	12,479	7.005	14-Feb-03
26-Feb-02	20,343	6.850	26-Feb-03
14-May-02	32,689	6.820	14-May-03
5-Jun-02	600,000	7.350	5-Jun-05
28-Jun-02	13,725	6.290	28-Jun-03
5-Aug-02	9,832,806	5.300	5-Aug-04
20-Sep-02	47,815	5.185	20-Sep-04
30-Sep-02	20,672	5.305	30-Sep-04
2-Jan-03	229,296	6.390	2-Jan-05
20-Feb-03	64,362	6.010	20-Feb-05
18-Mar-03	74,672	6.100	18-Mar-05

	41,052,567

The Group operates both an Approved and an Unapproved Executive Share Option Scheme.

The Company follows a policy of granting options over BSkyB shares to eligible employees linked to salary. This is then subject to approval by the department heads who may recommend that the individual receives an additional allocation for exceptional performance. There is no limit on the number of share options that may be granted to an individual (other than for the purposes of granting Inland Revenue approved options), however, any proposal to make a one-off grant of share options over four times salary would require the prior approval of the Remuneration Committee (irrespective of the employee’s level of salary). No such grant has been made to date.

The performance conditions for option awards granted before August 2002 were based on key strategic measures for the Group, including subscriber growth measures, profit before tax and earnings per share (“EPS”) targets.

For awards made during the year ended June 30, 2003, the performance target was based on EPS. The use of EPS as a performance measure for the awards aligns the interests of employees with shareholders. Growth in EPS will have to exceed RPI plus 3% per annum in order for awards to vest. Given that EPS was negative at the date of grant, growth is to be measured from the actual EPS achieved for the year to June 30, 2003.

(b) Sharesave Scheme Options

Options in existence at June 30, 2003 under the Sharesave Scheme are shown in the table below:

Date of grant	Number of Ordinary Shares	Option price	Exercisable from
		£
25-Oct-95	6,841	3.020	1-Feb-03
2-Nov-96	17,752	4.620	1-Jan-04
27-Oct-97	30,066	3.720	1-Jan-03
27-Oct-97	26,932	3.720	1-Jan-05
28-Sep-98	164,341	3.780	1-Dec-03
28-Sep-98	89,830	3.780	1-Dec-05
18-Oct-99	96,553	4.620	1-Jan-03
18-Oct-99	172,190	4.620	1-Jan-05
18-Oct-99	41,899	4.620	1-Jan-07
3-Oct-00	254,788	9.710	1-Jan-04
3-Oct-00	79,489	9.710	1-Jan-06
3-Oct-00	27,677	9.710	1-Jan-08
28-Sep-01	520,428	6.110	1-Jan-05
28-Sep-01	133,085	6.110	1-Jan-07
28-Sep-01	39,898	6.110	1-Jan-09
30-Sep-02	1,424,523	4.750	1-Jan-06
30-Sep-02	506,511	4.750	1-Jan-08
30-Sep-02	116,331	4.750	1-Jan-10

	3,749,134

The Sharesave Scheme is open to all employees, including Executive Directors. Options (over BSkyB shares) are normally exercisable after either three, five or seven years from the date of grant. The price at which options are offered is not less than 80% of the middle-market price on the dealing day immediately preceding the date of invitation. It is the policy of the Group to make an invitation for the employees to participate in the scheme following the announcement of the end of year results.

(c) LTIP Awards

Awards in existence at June 30, 2003 under the LTIP are shown in the table below:

Date of grant	Number of Ordinary Shares	Option price	Exercisable from
		£
3-Nov-00	936,375	10.040	3-Nov-02
3-Nov-00	1,532,250	10.040	30-Jun-03
21-Nov-01	1,489,686	8.300	30-Jun-03
21-Nov-01	1,489,689	8.300	30-Jun-04
2-Aug-02	779,600	5.550	31-Jul-04
2-Aug-02	779,601	5.550	31-Jul-05
13-Aug-02	39,361	5.600	31-Jul-04
13-Aug-02	39,361	5.600	31-Jul-05
2-Jan-03	91,880	6.390	31-Jul-04
2-Jan-03	91,880	6.390	31-Jul-05

	7,269,683

The Company operates an LTIP for Executive Directors and Senior Executives. An award under the existing LTIP comprised a retention element Core Award (which makes up 5% of the award) and a Performance Award (which makes up 95% of the award). The Core Award vests dependent on continued service with the Group for a specified period and is not subject to the performance conditions. It is intended that no future Core Awards will be made under the LTIP. The Performance Award vests, in full or in part, dependent on the satisfaction of specified performance targets. Awards are not transferable or pensionable and are made over a number of shares in the Company, determined by the Remuneration Committee. Awards may be in a variety of forms, including grants of shares, nil-priced options or market-value options with a cash bonus, all of which would have the same value to the participant.

Outstanding awards under the LTIP take the form of a market value option with a cash bonus equal to the lower of the exercise price and the share price at the date of exercise with the exception of shares awarded as part of an agreement to meet the employer’s National Insurance obligations, which do not attract a cash bonus. Where the market price of a share at the date of vesting is below the exercise price, awards in this form have been treated as having lapsed and participants have been eligible to receive shares for no consideration, equal to the value of their vested award.

The performance targets selected for the Awards made to date have been based on a combination of business measures derived from the Group’s business plan, and the Group’s relative total shareholder return performance against a range of comparable companies in the UK and international media and telecommunications sectors.

(d) KCP Awards

Awards in existence at June 30, 2003 under the KCP are shown in the table below:

Date of grant	Number of Ordinary Shares	Option price	Exercisable from
		£
21-Nov-01	61,750	8.300	31-Jul-02
21-Nov-01	577,500	8.300	31-Jul-03
4-Mar-02	15,750	7.175	31-Jul-03
9-Aug-02	237,500	5.700	31-Jul-03
9-Aug-02	237,500	5.700	31-Jul-04
14-Aug-02	2,500	5.655	31-Jul-03
14-Aug-02	2,500	5.655	31-Jul-04

	1,135,000

(e) EBP Awards

Awards in existence at June 30, 2003 under the EBP are shown in the table below:

Date of grant	Number of Ordinary Shares	Option price	Exercisable from
		£
02-Aug-02	178,500	N/A	31-Jul-04
02-Aug-02	178,500	N/A	31-Jul-05
02-Jan-03	20,000	N/A	31-Jul-04
02-Jan-03	20,000	N/A	31-Jul-05

	397,000

Awards under the EBP take the form of a contingent right to acquire existing BSkyB shares at the vesting date for nil consideration.

During the year the Company introduced an EBP for Executive Directors and Senior Executives. This plan rewards performance against key commercial measures over the financial year, with stretching targets derived from the Group’s business plan. Awards under the plan are made in the form of BSkyB shares, subject to performance achieved in the financial year. For the 2002 EBP, the awards of these shares are deferred in equal amounts for a further one and two years, subject to continuing employment.

24. Reconciliation of movement in shareholders’ funds

Movement in shareholders’ funds includes all movements in reserves.

	Share capital	Share premium	Shares to be issued	Merger reserve	Profit and loss account	Total equity shareholders’ funds (deficit)
	£m	£m	£m	£m	£m	£m
At July 1, 2000	912.9	2,209.9	—	—	(2,325.9)	796.9
Issue of share capital	31.5	171.2	—	378.1	(9.1)	571.7
Shares to be issued	—	—	256.9	—	—	256.9
Share issue costs	—	(3.5)	—	—	—	(3.5)
Loss for the financial year	—	—	—	—	(538.6)	(538.6)
Net loss on deemed disposals	—	—	—	—	(20.7)	(20.7)
Transfer from merger reserve	—	—	—	(37.3)	37.3	—
Translation differences on foreign currency net investment	—	—	—	—	(2.1)	(2.1)

At July 1, 2001	944.4	2,377.6	256.9	340.8	(2,859.1)	1,060.6
Issue of share capital	2.3	34.0	(1.1)	—	(13.5)	21.7
Share issue costs	—	(1.8)	—	—	—	(1.8)
Loss for the financial year	—	—	—	—	(1,382.6)	(1,382.6)
Transfer from merger reserve	—	—	—	(74.1)	74.1	—
Translation differences on foreign currency net investment	—	—	—	—	1.4	1.4

At July 1, 2002	946.7	2,409.8	255.8	266.7	(4,179.7)	(300.7)
Issue of share capital	22.2	125.8	(253.1)	111.5	(1.6)	4.8
Share issue costs	—	(0.1)	—	—	—	(0.1)
Profit for the financial year	—	—	—	—	190.3	190.3
Transfer from merger reserve	—	—	—	(79.2)	79.2	—

At June 30, 2003	968.9	2,535.5	2.7	299.0	(3,911.8)	(105.7)

2003

At June 30, 2003, the cumulative goodwill written off directly to reserves by the Group amounted to £523.8 million (2002: £523.8 million).

During the year, £35.6 million (2002: £35.6 million) relating to the amortization of BiB goodwill and £43.6 million (2002: £38.5 million) relating to the amortization of SIG goodwill was transferred from the Group merger reserve to the Group profit and loss reserve.

During the year the Company issued shares with a market value of £6.4 million (2002: £35.2 million) in respect of the exercise of options awarded under various share option schemes, with £4.8 million (2002: £14.3 million) received from employees.

On November 11, 2002, the Company issued 43.2 million shares with a fair value of £253.1 million to HSBC, Matsushita and BT (“the selling shareholders”) in respect of deferred consideration for the acquisition of the remaining 67.5% of BiB in May and June 2001. The Group also agreed with the selling shareholders certain other terms relating to the agreement reached on July 15, 2000 for the acquisition by the Group of the interest of the selling shareholders in BiB. These included the waiver of the selling shareholders’ rights under the earn out provisions. The earn out provisions provided that if the valuation of BiB was £3 billion or more in January or July 2003, further contingent consideration would have been payable to the selling shareholders. No liability had been recorded in the prior year in respect of this earn out. Additional Group merger reserve of £111.5 million was created in relation to 20.8 million shares issued to BT in respect of deferred consideration for the acquisition of 19.9% of BiB.

2002

In June 2002, the Company issued 169,375 new shares, which were used to satisfy part of the contingent consideration in respect of the acquisition of the remaining 5% minority interest in WAPTV Limited in May 2001. A further 338,755 new shares are expected to be issued in September 2003 to satisfy the remaining contingent consideration.

During 2002, £35.6 million relating to the amortization of BiB goodwill and £38.5 million relating to the amortization of SIG goodwill was transferred from the Group merger reserve to the Group profit and loss account reserve.

25. Guarantees, contingencies and other financial commitments

(a) Future expenditure

	2002	2003
	£m	£m
Contracted for, but not provided for in the accounts
— television program rights(i)	2,165.6	1,617.8
— set-top boxes and related equipment	126.9	106.0
— third party payments(ii)	58.3	46.1
— capital expenditure	5.9	2.5
— other purchase obligations	—	7.5

	2,356.7	1,779.9

(i)	Of the commitments for television program rights, £692 million (2002: £1,005 million) related to commitments payable in US dollars for periods of up to ten years (2002: seven years) and £136 million (2002: nil) related to commitments payable in Swiss francs for periods of up to three years. At June 30, 2003, the US dollar commitments have been translated at the year end rate of US$1.6497:£1 (2002: US$1.5347:£1), except for US$566 million (2002: US$585 million) covered by forward rate contracts where the average forward rate of US$1.4925:£1 (2002: US$1.3856:£1) has been used. The Swiss franc commitments have been translated at the year end rate of CHF2.2288:£1, except for CHF99 million covered by forward rate contracts where the average forward rate of CHF2.1068:£1 has been used.

The US dollar commitment disclosed above is subject to price escalation clauses in accordance with the terms of certain of the movie program rights contracts. The extent of the escalation, and hence of the commitments, is dependent both upon the number of subscribers to the relevant movie channel in certain cases and upon inflationary increases. If subscriber numbers were to remain at June 30, 2003 levels, the additional commitment in respect of subscriber escalation would be £213 million (US$351 million) (2002: £251 million (US$386 million)).

(ii)

The third party payment commitments in respect of distribution agreements for the Sky Distributed channels disclosed above are subject to price escalation clauses in accordance with the terms of certain of the distribution agreements. The extent of the escalation, and levels of the commitments, are dependent upon the number of DTH subscribers to the relevant Sky Distributed channels and in certain cases upon inflationary increases. If both the DTH subscriber levels to these channels and the rate payable for each Sky Distributed channel were to remain at June 30, 2003 levels, the additional commitment in respect of subscriber escalation would be £799 million (2002: £885 million), for periods of up to six years (2002: six years).

At June 30, 2003, the Group had outstanding forward rate contract commitments to purchase in aggregate US$903 million (2002: US$920 million) at an average rate of US$1.4925:£1 (2002: US$1.3856:£1). The Group also had outstanding forward rate contract commitments to purchase in aggregate CHF99 million (2002: nil) at average rates of CHF2.0834:£1 and CHF1.4844:EUR1.

(b) Contingent liabilities

The Group has contingent liabilities by virtue of its investments in unlimited companies, or partnerships, which include Nickelodeon UK, The History Channel (UK), Paramount UK, QVC and National Geographic Channel UK.

The Directors do not expect any material loss to arise from the above contingent liabilities.

(c) Guarantees

Two of the Group’s subsidiary undertakings, British Sky Broadcasting Limited and Sky Subscribers Services Limited, have given joint and several guarantees in relation to the Company’s £200 million and £600 million RCFs and the US$650 million, US$600 million, US$300 million and £100 million Guaranteed Notes (see note 20).

The Group has agreed to provide additional funding to several of its investments in limited and unlimited companies and partnerships in accordance with funding agreements.

(d) Contingent consideration

On May 29, 2001 the Group acquired the 5% minority interest in WAPTV Limited for a total consideration of £5.0 million. The consideration comprised 169,375 new BSkyB Ordinary Shares issued on May 29, 2001, contingent consideration which was satisfied by the issue of a further 169,375 new BSkyB Ordinary Shares on June 30, 2002, and contingent consideration which will be satisfied by the issue of 338,755 new BSkyB Ordinary Shares on September 30, 2003. The contingent consideration is contingent upon the vendors remaining continuously in the employment of a member of the Group from completion until the date the deferred consideration is due. The remaining contingent consideration has been recognized and recorded within shares to be issued as it is considered probable that these criteria will be fulfilled.

(e) Lease and similar commitments

The minimum annual rentals under these arrangements are as follows:

	Property	Plant and machinery	Total
	£m	£m	£m
June 30, 2003
Operating leases and similar arrangements which expire:
— within one year	0.5	3.4	3.9
— between two and five years	2.4	26.2	28.6
— after five years	7.9	35.1	43.0

	10.8	64.7	75.5

June 30, 2002
Operating leases and similar arrangements which expire:
— within one year	0.8	0.5	1.3
— between two and five years	0.9	14.6	15.5
— after five years	9.2	43.1	52.3

	10.9	58.2	69.1

The Group leases certain land and buildings on short-term and long-term operating leases. The rents payable under these leases are subject to renegotiation at the various intervals specified in the leases.

Summarized below at June 30, 2003, are the minimum lease payments for non-cancelable operating leases and similar arrangements.

Operating leases and similar arrangements
£m
Year ending June 30:
2004	75.5
2005	80.3
2006	77.2
2007	72.7
2008	55.8
After five years	133.8

495.3

Payments made under non-cancelable operating leases and similar arrangements in the year ended June 30, 2003, totaled £9.0 million (2002: £8.2 million; 2001: £7.2 million) in respect of property and £80.0 million (2002: £76.4 million; 2001: £112.2 million) in respect of transponders, computer and technical equipment.

Summarized below at June 30, 2003, are the minimum sub-lease rentals to be received under non-cancelable operating subleases.

Sub-leases
£m
Year ending June 30:
2004	23.3
2005	18.6
2006	13.6
2007	12.3
2008	9.8
After five years	11.8

89.4

26. Regulatory update

Office of Fair Trading (“OFT”)

On December 5, 2000 the OFT announced that it was to conduct an inquiry into the affairs of British Sky Broadcasting Limited (“BSkyB Limited”), under the UK Competition Act 1998 (“Competition Act”), in particular the wholesale supply by BSkyB Limited of certain of its channels to third party distributors in the UK(1). BSkyB Limited maintained that it had not infringed the Competition Act and, on December 17, 2002, following submission by BSkyB Limited of written and oral representations, the OFT announced that BSkyB Limited had not been found in breach of competition law. Such findings by the OFT may be appealed by third parties who have a “sufficient interest” in accordance with the provisions of the Competition Act.

EC Investigation — FAPL

The EC Commission has commenced investigations into a number of agreements, decisions or practices leading to the acquisition of broadcast rights to football events within the EEA, including the sale of exclusive broadcast rights to Premier League football by the Football Association Premier League Limited (“FAPL”). On June 21, 2002, BSkyB Limited and the FAPL notified BSkyB Limited’s current arrangements for the broadcast of FAPL football matches to the EC Commission seeking either a clearance or an exemption from Article 81 of the EC Treaty. The FAPL has also notified the rules of the FAPL to the EC Commission. On December 20, 2002, the EC Commission issued a Statement of Objections to the FAPL outlining certain concerns in respect of the FAPL’s joint

(1)	Where an undertaking has intentionally or negligently infringed the Competition Act, it may be fined up to a maximum of 10% of its total UK turnover for each year it is found to be in breach, up to a maximum of three years. In addition, third parties, such as customers and competitors, may be entitled to recover damages where they have suffered loss as a result of conduct in breach of the Competition Act.

selling of broadcast rights to Premier League football. On July 30, 2003 and October 3, 2003, the Group received requests for information from the EC Commission concerning the bidding process undertaken by the FAPL in relation to the sale of Premier League football rights in respect of the three year period 2004-2007. Whilst this EC investigation remains ongoing, the FAPL has announced that the Group has been awarded (subject to contract) all four packages of exclusive live UK rights to FAPL football and two “near live” packages of UK rights to FAPL football (both on a delayed basis) from the beginning of the 2004/05 season to the end of the 2006/07 season. The Group is currently unable to assess whether this EC investigation will have a material effect on the Group and its financial results.

EC Investigation — Movie Contracts

The EC Commission is investigating the terms on which movies produced by major US movie studios are supplied to distributors, including pay TV operators, throughout the European Union. The Group is co-operating with this investigation. At this stage, the Group is unable to determine whether it will have a material effect on the Group and its financial results.

27. Transactions with related parties and major shareholders

(a) Transactions with major shareholders

The Company and Group conduct business transactions on an arm’s length basis with shareholder companies or members of their groups and associated undertakings.

A number of transactions are conducted with members of the News Corporation Group. These companies include Twentieth Century Fox, NDS Limited (“NDS”), Broadsystem Ventures Limited (“BVL”), and STAR Television Group (“STAR”) with which the Group has significant contracts.

Twentieth Century Fox supplied programming with a total value of £63.2 million in the year (2002: £55.9 million; 2001: £44.8 million), the majority of which is supplied under arrangements extending to December 2004, with a variable annual value dependent on the number of films supplied. The Group also earned £0.5 million (2002: nil; 2001: nil) from Twentieth Century Fox in respect of programming-related fees.

NDS supplied smart cards and encryption services with a value of £49.7 million in the year (2002: £44.5 million; 2001: £46.1 million) under a contract extending to September 2010. The Group also has a number of contracts with NDS for the supply of digital equipment, of which £3.7 million (2002: £5.1 million; 2001: nil) was paid during the year.

BVL supplied telephony services with a value of £3.0 million during the year (2002: £2.0 million; 2001: £2.2 million). The Group also earned £4.2 million (2002: £1.0 million; 2001: nil) from BVL in respect of telephony services.

News International plc and News America Publishing provided media-based advertising services worth £5.2 million in the year (2002: £4.9 million; 2001: £5.8 million) and News International plc provided rental premises at a cost to the Group of £0.4 million in the year (2002: £0.4 million; 2001: £0.4 million). The Group also earned £1.7 million (2002: £1.1 million; 2001: £1.8 million) from News International plc for the provision of airtime.

Orbis Technology Limited and Visonik supplied interactive and internet-based services of £2.3 million in the year (2002: £0.9 million; 2001: nil).

National Rugby League Limited and News Interactive sold sports rights to the Group during the year worth £4.0 million (2002: £3.4 million; 2001: £3.0 million).

STAR, Fox News Channel and Phoenix Chinese News and Entertainment paid the Group £1.4 million during the year (2002: £1.3 million; 2001: £0.6 million) for the provision of transponder capacity. The Group paid STAR £1.5 million (2002: £1.2 million; 2001: £0.3 million) in respect of carriage fees for the supply of programming.

JSkySports Corporation, ESPN STAR Sports and Fancy A Flutter Limited paid the Group £0.9 million (2002: £0.5 million; 2001: £0.9 million) of fees related to programming.

Balances payable to the above companies which form part of The News Corporation Group, analyzed by activity:

	2002	2003
	£m	£m
Programming	18.2	22.6
Encryption services	2.2	0.7
Telephony services	—	0.9
Advertising	—	0.4

	20.4	24.6

Balances receivable from members of The News Corporation Group, analyzed by activity:

	2002	2003
	£m	£m
Transponders	0.4	0.1
Other	0.6	0.3

	1.0	0.4

In March and April 2003, News Corporation Finance Trust II, in which News Corporation, directly or indirectly, owns all of the beneficial interests in the assets of the trust, issued and sold 0.75% Senior Exchangeable BUCS, in a private placement to certain institutions. Each BUCS is exchangeable on or after April 2, 2004 for the value of reference shares, which initially consist of 77.09 ordinary shares of the Company for each US$1,000 original liquidation preference of BUCS. The BUCS may also be tendered for redemption on March 15, 2010, March 15, 2013 or March 15, 2018 for payment of the adjusted liquidation preference, which may be paid, at the election of the trust, in cash, ordinary shares of the Company, preferred American Depositary Shares of News Corporation representing the preferred limited voting ordinary shares of News Corporation, or a combination thereof. News Corporation and News America have agreed to indemnify the Group and our directors, officers, agents and employees against certain liabilities arising out of or in connection with the BUCS.

In November 1996, News Corporation, through subsidiaries, issued Exchangeable Trust Originated Preferred Securities (“Exchangeable TOPrS”), in a private placement to certain institutions. The Exchangeable TOPrS are exchangeable for certain other securities of subsidiaries of News Corporation, including warrants entitling the holders to purchase the Company’s ordinary shares, or ADSs representing the Company’s ordinary shares, from News America. The aggregate number of the Company’s ordinary shares subject to such warrants is 90,098,598. Upon the exercise of a warrant, News America has the right to elect to pay the holder in cash, in ordinary shares or ADSs, or any combination thereof. The warrants are redeemable at the option of News America, on or after November 12, 2001, and expire on November 12, 2016. News Corporation and News America have agreed to indemnify the Group and our directors, officers, agents and employees against certain liabilities arising out of or in connection with the TOPrS.

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

(b) Transactions with joint ventures

All transactions with joint ventures are conducted on an arm’s length basis.

	2001	2002	2003
	£m	£m	£m
Revenue	25.9	23.0	19.4
Operating costs	43.4	53.9	63.8

Revenues are primarily generated from the provision of transponder capacity, marketing and support services, together with commissions receivable. Operating costs represent fees payable for channel carriage.

	2002	2003
	£m	£m
Funding to joint ventures (see note 14)	224.7	234.8
Amounts owed by joint ventures (see note 17)	15.2	16.0
Amounts owed to joint ventures (see note 19)	—	0.8

The funding to joint ventures is in the form of loans which bear interest at rates of between zero and three month LIBOR plus 1%.

(c) Other transactions with related parties

Elisabeth Murdoch is the daughter of Rupert Murdoch, and sister to James Murdoch, both Directors of the Company, and owns 60% of the ordinary share capital of Shine Entertainment Limited, in which the Group has a 3.5% equity shareholding. During the year, the Group incurred development and production costs for television of £2.0 million (2002: £1.3 million; 2001: £0.3 million) from Shine Entertainment Limited. At June 30, 2003, there were no outstanding amounts due to or from Shine Entertainment Limited (2002: nil).

Allan Leighton is one of the Company’s Non-Executive Directors and is also Deputy Chairman of Leeds United plc. The Group has a 9.1% equity interest in Leeds United plc and has been appointed the exclusive commercial and media agent for certain commercial and audiovisual rights available for exploitation by such company or its affiliates.

In addition to the foregoing, we have engaged in a number of transactions on an arm’s length basis with companies of which some of our Directors are also directors.

28. Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles

(i) Differences giving rise to accounting adjustments

The Group’s accounts are prepared in accordance with GAAP applicable in the UK, which differ in certain significant respects from those applicable in the US.

The following is a summary of the significant adjustments to operating profit (loss), net income (loss), shareholders’ funds (deficit) and certain other balance sheet items required when reconciling such amounts recorded in the accounts to the corresponding amounts in accordance with US GAAP. A convenience translation of pounds sterling amounts to US dollar amounts for the year ended June 30, 2003, at a rate of £1:$1.6529, (the noon buying rate of the Federal Reserve Bank of New York on June 30, 2003) is presented solely for the convenience of the reader. No representation is made that the pounds sterling amounts shown could have been, or could be, converted into US dollars at that or any other rate.

	Year ended June 30,				Convenience translation 2003
	2001	2002	2003
	£m	£m	£m		$m
	(except per share data)
Operating profit (loss):
Operating profit under UK GAAP	93	55	254		420
Adjustments:
Goodwill — subsidiary(1)	(14)	(27)	117		193
Transition provision(3)	(151)	(19)	—		—
Employee stock-based compensation(4)	(15)	(14)	4		6
Derivative accounting(5)	(22)	14	17		28
Capitalized interest(6)	—	(2)	(2)		(4)
Provision for loss on disposal of subsidiary(9)	(10)	—	—		—
Fixed asset investments(10)	(59)	(37)	(18)		(30)
Sky+ set-top boxes profit on sale(12)	—	—	(2)		(3)

Operating (loss) profit before cumulative effect of a change in accounting principle	(178)	(30)	370		610
Cumulative effect on prior years (to June 30, 2000) of implementation of SFAS 133(5)	2	—	—		—

Operating (loss) profit under US GAAP	(176)	(30)	370		610

Net income (loss):
(Loss) profit on ordinary activities after taxation under UK GAAP	(539)	(1,383)	190		315
Adjustments:
Goodwill — subsidiary(1)	(14)	(27)	117		193
Goodwill — joint venture(1)	30	358	—		—
Transition provision(3)	(174)	(19)	—		—
Employee stock-based compensation(4)	(15)	(14)	4		6
Derivative accounting(5)	(22)	14	17		28
Capitalized interest(6)	(1)	—	(1)		(1)
Deferred taxation on US GAAP adjustments(7)	59	—	(15)		(25)
Deferred taxation(7)	—	—	(21)		(35)
Provision for loss on disposal of subsidiary(9)	—	(10)	—		—
Amounts (written off) written back to fixed asset investments(10)	(20)	20	(3)		(5)
Share of joint venture’s loss on sale of investment(11)	69	—	—		—
Sky+ set-top boxes profit on sale(12)	—	—	(2)		(3)
Share of results of joint ventures(14)	—	14	—		—

Net (loss) profit before cumulative effect of a change in accounting principle	(627)	(1,047)	286		473
Cumulative effect on prior years (to June 30, 2000) of implementation of SFAS 133(5)	2	—	—		—

Net (loss) profit under US GAAP	(625)	(1,047)	286		473

Basic (loss) earnings per share under US GAAP (before cumulative effect of accounting change)(8)	(33.9p )	(55.5p )	14.9	p	24.7	c

Basic (loss) earnings per share under US GAAP (after cumulative effect of accounting change)(8)	(33.8p )	(55.5p )	14.9	p	24.7	c

Diluted (loss) earnings per share under US GAAP (before cumulative effect of accounting change)(8)	(33.9p )	(55.5p )	14.7	p	24.3	c

Diluted (loss) earnings per share under US GAAP (after cumulative effect of accounting change)(8)	(33.8p )	(55.5p )	14.7	p	24.3	c

	As at June 30,		Convenience translation 2003
	2002	2003
	£m	£m	$m
Shareholders’ (deficit) funds:
Capital and reserves under UK GAAP	(301)	(106)	(175)
Adjustments:
Goodwill — subsidiary(1)	400	496	820
Goodwill — joint venture(1)	26	26	43
ESOP(2)	(42)	(35)	(58)
Employee stock-based compensation(4)	26	48	79
Derivative accounting(5)	(6)	11	18
Capitalized interest(6)	8	7	12
Deferred taxation(7)	10	(5)	(8)
Fixed asset investments(10)	(9)	8	13
Installation, set-top boxes and related equipment revenues(12)	—	(2)	(3)
Deferred consideration(13)	(253)	—	—

Shareholders’ (deficit) funds under US GAAP	(141)	448	741

Total assets:
Under UK GAAP	2,201	2,025	3,347
Adjustments:
Goodwill — subsidiary(1)	400	496	820
Goodwill — joint venture(1)	26	26	43
ESOP(2)	(42)	(35)	(58)
Derivative accounting(5)	74	71	117
Capitalized interest(6)	8	7	12
Deferred taxation(7)	10	(5)	(8)
Fixed asset investments(10)	(9)	8	13
Installation, set-top boxes and related equipment costs(12)	185	217	359

Under US GAAP	2,853	2,810	4,645

Total liabilities:
Under UK GAAP	(2,502)	(2,131)	(3,522)
Adjustments:
Employee stock-based compensation(4)	26	48	79
Derivative accounting(5)	(80)	(60)	(99)
Installation, set-top boxes and related equipment revenues(12)	(185)	(219)	(362)
Deferred consideration(13)	(253)	—	—

Under US GAAP	(2,994)	(2,362)	(3,904)

Notes

(1)	Goodwill

Under UK GAAP prior to July 1, 1998, goodwill arising on acquisitions was eliminated against reserves. From July 1, 1998, FRS 10 required future goodwill to be capitalized, although, as permitted by FRS 10, goodwill previously written off has not been restated on the balance sheet. On disposal or closure of a previously acquired business, any goodwill previously written off to reserves will be included in calculating the profit or loss on disposal. Where capitalized goodwill is regarded as having a limited useful economic life, FRS 10 provides that the cost is amortized on a straight-line basis over that life, of up to 20 years. Impairment reviews, as required by FRS 11, are carried out to ensure that goodwill is not carried at above the recoverable amount. Any amortization or impairment write-downs are charged to the profit and loss account.

Under US GAAP, prior to July 1, 2002, goodwill arising on acquisitions was recognized in the balance sheet and amortized by charges against income over its useful life, which was not to exceed 40 years. The Group considered various factors in determining its amortization period, including competitive, legal, regulatory and other factors. As was required by APB Opinion No. 17

“Intangible Assets”, the Group limited its amortization period to the specified maximum life of 40 years. Goodwill was accounted for at amortized cost, less provision for impairment. Whenever events or changes in circumstances indicated that current net book value may not be recoverable, the net book value was compared to the undiscounted net cash flows estimated to be generated by such goodwill. When these undiscounted cash flows were less than net book value, a provision for impairment was recorded to write down the net book value of the goodwill to the value in use by reference to discounted net future cash flows.

Under US GAAP, following the adoption of SFAS No. 142 “Goodwill and Other Intangible Assets” (SFAS No. 142), from July 1, 2002, the accounting for goodwill has changed. SFAS No. 142 bases the accounting for goodwill on reporting units, which are operating segments, as defined in SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information”, or one level lower. SFAS No. 142 does not presume that goodwill is a wasting asset that should be amortized on a straight-line basis over its estimated useful life; instead, it must be tested for impairment on an annual basis and whenever indicators of impairment arise. Upon adoption of SFAS No. 142, the Group ceased the amortization of goodwill with a net carrying value of £1,084 million. Goodwill was then tested for impairment using a two-step process that begins with an estimation of the fair value of each reporting unit. The first step is a screen for potential impairment, and the second step measures the amount of impairment, if any. SFAS No. 142 does provide that, if certain criteria are met, the requirement to test goodwill for impairment annually can be satisfied without a remeasurement of the fair value of a reporting unit.

The initial and annual impairment tests were completed during the current year. Since there were no quoted market prices in active markets for the Group’s reporting units, the measurement of fair value for each reporting unit was based on the best information available for that reporting unit, which was determined to be future discounted cash flows. The fair value measurements were compared to the carrying amounts of each reporting unit and it was determined that goodwill was not impaired on the implementation date or when tested during the year.

A reconciliation of the previously reported net (loss) profit to the amounts adjusted for the exclusion of amortization of goodwill is as follows:

	Year ended June 30,
	2001		2002		2003		2003
	£m		£m		£m		$m
Reported net (loss) profit under US GAAP	(625)		(1,047)		286		473
Add: goodwill amortization	129		214		—		—

Adjusted net (loss) profit	(496)		(833)		286		473
Basic (loss) earnings per share:
Reported net (loss) profit under US GAAP	(33.8p	)	(55.5p	)	14.9	p	24.7	c
Add: goodwill amortization	7.0p		11.3p		—		—

Adjusted (loss) earnings per share	(26.8p	)	(44.2p	)	14.9	p	24.7	c
Diluted (loss) earnings per share:
Reported net (loss) profit under US GAAP	(33.8p	)	(55.5p	)	14.7	p	24.3	c
Add: goodwill amortization	7.0p		11.3p		—		—

Adjusted diluted (loss) earnings per share	(26.8p	)	(44.2p	)	14.7	p	24.3	c

Under SFAS No. 142, equity method goodwill is no longer amortized. Equity method investments, however, continue to be reviewed for impairment in accordance with APB Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock”, which requires that a loss in value of an investment which is other than a temporary decline, be recognized. In the current year, no such loss has been recognized.

Under UK GAAP, provisions for impairment may be written back. Under US GAAP, the restoration of a previously recognized impairment loss is prohibited. Under UK GAAP, the fair value of consideration is determined as at the date the acquisition becomes unconditional. Under US GAAP, the fair value is based on the share price prior to and post the date of agreement and announcement of the acquisition.

Subsidiaries

Sky Television Limited

The goodwill of £491.5 million arising on the acquisition of Sky Television Limited (“Sky”) on November 3, 1990 (reduced by £20 million for the restatement of a shareholder loan to fair value as at the date of acquisition and by £33 million from July 1,

1993, for the SFAS No. 109 “Accounting for Income Taxes” (SFAS No. 109) treatment of acquisition adjustments) was being amortized under US GAAP on a straight-line basis over 40 years, from November 4, 1990. From July 1, 2002, no further amortization has been recorded under US GAAP following the adoption of SFAS No. 142. Under UK GAAP, the goodwill arising on the acquisition of Sky was eliminated against reserves.

BiB

Goodwill arising on the acquisition of the Group’s 67.5% interest in BiB was £542 million under UK GAAP, based on the fair value of the Group’s shares on May 9, 2001, for the acquisition of the 47.6% interest and June 28, 2001, for the acquisition of the remaining 19.9% interest. Under US GAAP, the goodwill arising was £664 million, based on the fair value of the Group’s shares on July 17, 2000 for the acquisition of the 47.6% interest and May 14, 2001 for the acquisition of the remaining 19.9% interest. Under UK GAAP, the goodwill is being amortized on a straight-line basis over 7 years from the dates of acquisition. Under US GAAP, no amortization has been charged from July 1, 2002 following the adoption of SFAS No. 142.

During the year the Group recognized, under both UK and US GAAP, a deferred tax asset of £24 million in respect of BiB tax losses carried forward. Under UK GAAP this has resulted in a reduction of £24 million in the current year tax charge. Under US GAAP, the tax benefits of BiB’s tax losses carried forward that were not recognized at the acquisition date of £21 million have been applied to reduce goodwill related to the acquisition. The remaining £3 million reduced the current year tax charge.

Opta Index Limited

During fiscal 2003, we made a provision of £5 million under UK GAAP, included within amortization, against goodwill which arose on the acquisition of Opta. This provision was made as a result of the Group’s announcement in December 2002 that it would close Opta and the carrying value of this goodwill was reduced to nil. The goodwill was not provided against at this time under US GAAP due to the fact that the business had not ceased operations at December 31, 2002 nor was it considered to be an “available for sale” asset.

At June 30, 2003, under US GAAP, we determined that the assets of Opta that were held for sale met the requirements of SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, to be classified as held for sale. We then measured these assets at the lower of the carrying amount and fair value less costs to sell, which was determined to be close to nil based on expected sales price. As Opta was not classified as a separate reporting unit, we determined that Opta’s recorded assets (primarily goodwill) constituted a business under EITF 98-3 “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business”, and therefore, under SFAS No. 142, the £5 million of goodwill is required to be included in the carrying amount of the Opta assets that were held for sale when measuring the gain or loss on sale. As a result, we recorded a loss of £5 million, consistent with the UK GAAP provision. An agreement to sell Opta assets that were held for sale has been reached in September 2003.

Joint ventures

Granada Sky Broadcasting

Goodwill of £32 million arising on the acquisition of an additional 9.5% in Granada Sky Broadcasting in March 1998 was being amortized over a 20 year period from July 1, 1998. From July 1, 2002, no further amortization has been recorded under US GAAP following the adoption of SFAS No. 142. Under UK GAAP, the goodwill arising on the acquisition of Granada Sky Broadcasting was eliminated against reserves.

KirchPayTV

Goodwill arising on the acquisition of the Group’s interest in KirchPayTV was £1,252 million under UK GAAP, based on the fair value of the Group’s shares as at April 14, 2000, and £858 million under US GAAP, based on the fair value of the Group’s shares as at December 3, 1999. All such amounts are stated net of a deemed disposal of a 1.97% interest which arose in August and September 2000. As at December 31, 2001, a provision of £985 million was recorded against KirchPayTV goodwill under UK GAAP following an impairment review under FRS 11, resulting in a carrying value of the investment of nil. Under UK GAAP £13.5 million of the provision was subsequently released to match the recognition of KirchPayTV losses from January 1, 2002 to February 8, 2002 from which date no further losses were recognized under UK GAAP. Under US GAAP, no such release was made as no further losses were recognized after December 31, 2001. At June 30, 2003 and June 30, 2002, the carrying value of our investment in KirchPayTV was nil under both UK and US GAAP.

From acquisition until April 1, 2001, KirchPayTV goodwill was amortized over a period of 20 years under both UK and US GAAP. From April 1, 2001 it was considered appropriate to revise KirchPayTV’s useful economic life from 20 to seven years, and so until December 31, 2001, the goodwill was amortized over a period of seven years under both UK and US GAAP. Following the impairment review reducing the carrying value of the investment to nil at December 31, 2001, there has been no further amortization of KirchPayTV goodwill under UK and US GAAP.

Under UK GAAP, goodwill arising on acquisition of the KirchPayTV joint venture was treated as a sterling-denominated balance, calculated at the historical exchange rate when the transaction was completed, and is therefore not retranslated at the year end. Under US GAAP, this goodwill was treated as a Deutschmark denominated balance. Following the impairment review as at December 31, 2001, the goodwill balance has not been retranslated.

(2) Employee Share Ownership Plan (“ESOP”)

As at June 30, 2003, the ESOP held 5.5 million (fiscal 2002: 6.6 million) Ordinary Shares in the Company, at an average value of £6.34 per share (fiscal 2002: £6.39 per share). Under US GAAP these are classified within shareholders’ funds, whereas they are classified within investments under UK GAAP.

(3) Transition provision

Under UK GAAP, a provision of £58 million was recognized during fiscal 2000, in addition to a provision of £450 million recognized during fiscal 1999. These provisions were in respect of the net costs of the marketing promotion committed to by the Group, to transition its existing analog subscribers to its digital service. The provision was fully utilized by June 30, 2002.

Under UK GAAP, a provision is recognized when a legal or constructive obligation exists as a result of a past event or action and it is probable that a transfer of economic benefit will be required to settle the obligation. Under EITF 94-3 “Liability Recognition for Certain Employees Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in a restructuring)” (EITF 94-3) of US GAAP, a provision should only be recognized when the company has a legal commitment, which we did not in this case. As a result, these expenses were recorded as incurred under US GAAP. Although EITF 94-3 has been superseded by SFAS No. 146 “Accounting for Costs Associated with Exit and Disposal Activities”, this standard only applies prospectively to provisions made after December 31, 2002, and therefore had not been adopted by the Group at the time of the provision.

(4) Employee stock-based compensation

Under UK GAAP, a charge is recorded in the profit and loss account in relation to options for any difference between the market price on the date of grant and the exercise price. Where shares have been purchased through the Company’s ESOP trust to satisfy the exercise of employee stock options, the profit and loss account charge in respect of these options is equal to the difference between the cost of the ESOP shares and the exercise price. The charge is allocated on a straight-line basis over the vesting period of the options. Under US GAAP, for performance-related options deemed to be variable plans under APB Opinion No. 25 “Accounting for Stock Issued to Employees” (APB No. 25), compensation expense is measured as the difference between the quoted market price at the date when the number of shares is known and the exercise price; the cost is recognized over the period the employee performs related services. Since the ultimate compensation is unknown until the performance conditions are satisfied, estimates of compensation expense are recorded before the measurement date based on the quoted market price of the common shares at the intervening dates, in situations where it is probable that the performance conditions will be attained. Options that will vest conditional only on continued employment are deemed to be fixed plans under APB No. 25, with the excess of the market price over the exercise price on the date of the grant being charged against income over the vesting period of the options.

In accordance with US GAAP, the cost of compensatory stock options is charged against operating income in the profit and loss account and recognized within shareholders’ funds in the balance sheet. There is an additional US GAAP credit for the year amounting to £2 million (fiscal 2002: charge of £15 million; fiscal 2001: charge of £15 million), as the stock compensation expense was less than that recorded under UK GAAP.

Contingent payments to the selling shareholders of WAPTV Limited, in the form of the Company’s shares, are linked to their continuing employment within the Group. Under UK GAAP, these amounts were included as purchase consideration in calculating goodwill. Under US GAAP, these payments were classified as stock-based compensation and, as such, were recorded within shareholders’ funds and are being amortized over the period of contingency, between 13 and 28 months from the date of acquisition. The US GAAP stock compensation charge for fiscal 2003 amounts to £1 million (fiscal 2002: charge of £2 million; fiscal 2001: nil).

Under UK GAAP, National Insurance is accrued over the vesting period of the share options. Under EITF 00-16 “Recognition and Measurement of Employer Payroll Taxes on Employee Stock-Based Compensation” of US GAAP, the accrual for National Insurance should be recognized on the date of the event triggering the measurement and payment of tax to the tax authority (i.e. the exercise date). The additional US GAAP credit arising for fiscal 2003 amounts to £3 million (fiscal 2002: credit of £3 million; fiscal 2001: nil), as the National Insurance paid was less than that accrued under UK GAAP.

The cumulative balance sheet effect in respect of all employee stock-based compensation at June 30, 2003, amounts to a decrease in UK GAAP accruals of £48 million (fiscal 2002: decrease of £26 million). The cumulative effect on shareholders’ funds is greater than the cumulative effect of the differences described above as the accrual made for stock-based compensation is recorded in liabilities under UK GAAP and in shareholders’ funds under US GAAP.

(5) Derivative accounting

Under UK GAAP, investments or financial derivative instruments accounted for as hedges are structured so as to reduce the market risk associated with the underlying transaction being hedged and are designated as hedges at the inception of the contract. Receipts and payments on interest rate instruments are recognized on an accruals basis, over the life of the instrument. Gains and losses hedging forecast transactional cash flows are recognized in the hedged periods. Under UK GAAP, all derivative contracts have been accounted for on the basis that they are hedging applicable monetary items. Under UK GAAP, commercial activities denominated in foreign currencies are recorded in sterling at actual exchange rates as at the date of the transaction or at the contracted rate if the transaction is covered by a forward foreign exchange contract or other hedging instruments. Monetary assets and liabilities denominated in foreign currencies at the year end are reported at the rates of exchange prevailing at the year end or, if hedged, at the appropriate hedged rate.

Under US GAAP, the Group has applied SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (SFAS No. 133) as of July 1, 2000, and is marking all derivatives to market on the basis that such derivatives have not been sufficiently designated against monetary items to allow the Group to utilize hedge accounting under SFAS No. 133. As such, all derivative contracts have been recorded in the balance sheet at market value at the year end (with changes in fair value being charged to operating income) and all monetary assets and liabilities have been retranslated at spot rates. The net gain of £2 million on the date of adopting SFAS No. 133 as at July 1, 2000, was recorded as a cumulative change in accounting principle in the profit and loss account.

(6) Capitalized interest

Under UK GAAP, the capitalization of interest is not required, and the Group expenses interest charges to the profit and loss account in the year in which they are incurred. Under US GAAP, interest charges on funds invested in the construction of major capital assets are required to be capitalized and depreciated over the average life of the assets concerned.

Cumulative capitalized interest on assets under construction as at June 30, 2003 amounted to £7 million (fiscal 2002: £8 million). During fiscal 2003, interest of £1 million (fiscal 2002: £2 million; fiscal 2001: nil) was capitalized in respect of assets under construction, and depreciation of £2 million (fiscal 2002: £2 million; fiscal 2001: £1 million) was charged in respect of capitalized interest on assets in use.

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

Under US GAAP, deferred income taxes reflect the net tax effects of temporary differences (differences between the carrying value of assets and liabilities and their corresponding tax bases). A valuation allowance is recorded when it is more likely than not that some or all of a deferred tax asset will not be realized.

FRS 19 “Deferred tax” (FRS 19), the current UK accounting standard on deferred taxes, was first implemented in fiscal 2001. Subsequent to that date, while differences between FRS 19 and SFAS No. 109 exist, such differences have not had a material effect on the Group from a measurement perspective and hence, since June 30, 2001, the UK and US GAAP accounting for deferred tax has been aligned more closely. As a result, since fiscal 2001, the net deferred tax asset recognized under UK and US GAAP has primarily differed only in respect of deferred tax on other UK to US GAAP adjustments. There has been an exception to this in the current year as described in note (ii) to the table below.

Under UK GAAP, as at June 30, 2003, there is a deferred tax asset of £190 million (2002: £39 million), which arose principally as a result of carried forward trading losses. In addition, under UK GAAP, there is an Advance Corporation Tax (“ACT”) debtor of £40 million (2002: £85 million). Under US GAAP, the ACT debtor is treated as a deferred tax asset.

Under US GAAP, at June 30, 2003, there is a gross deferred tax asset of £790 million (2002: £833 million); offset by a valuation allowance of £565 million (2002: £699 million). In determining the appropriate level of valuation provision we considered guidance set out in SFAS No. 109, including the use of prudent and feasible tax planning strategies, and other relevant literature. The net deferred tax asset is comprised as follows:

	Deferred tax asset June 30, 2002			Deferred tax asset June 30, 2003
	Gross asset	Valuation provision	Net asset	Gross asset	Valuation provision	Net asset
	£m	£m	£m	£m	£m	£m
ACT(i)	85	—	85	40	—	40
Future tax depreciation	31	(5)	26	41	(13)	28
Operating losses carried forward(ii)	225	(202)	23	222	(76)	146
Fixed asset investments(iii)	478	(478)	—	471	(471)	—
Other temporary differences	14	(14)	—	16	(5)	11

	833	(699)	134	790	(565)	225

(i)	During fiscal 2003, £45 million of ACT brought forward was utilized to reduce the Group’s cash tax liability.
(ii)	At June 30, 2003, a valuation allowance was provided for a deferred tax asset of £12 million arising from losses in the Group. These losses can be offset only against taxable profits generated in the entities concerned. Although the Directors ultimately expect sufficient profits to arise, there is currently insufficient evidence to support recognition of a deferred tax asset relating to these losses. The losses are available to be carried forward indefinitely under current law. A valuation allowance has also been provided for deferred tax assets of £64 million in respect of trading losses in the Group’s German holding companies of KirchPayTV. Included within the movement of the valuation provision in 2003 is a provision of £24 million against a deferred tax asset that resulted from the acquisition of BiB. As described in “Goodwill” above, £21 million of the total amount of £24 million has been applied to reduce goodwill on acquisition under US GAAP. Under UK GAAP, this has resulted in a reduction of £24 million in the current year tax charge.
(iii)	At June 30, 2003, a valuation allowance was provided for a deferred tax asset of £450 million in respect of potential capital losses related to the Group’s holding of KirchPayTV. A valuation allowance has also been provided for deferred tax assets of £21 million in respect of potential capital losses related to the mark-to-market adjustments of the Group’s holdings in certain fixed asset investments.

The US GAAP tax charge (benefit), which wholly relates to UK corporation tax on continuing operations, comprises:

	2001	2002	2003
	%	%	%
UK corporation tax rate	30.0	30.0	30.0
Permanent differences:
— Goodwill — subsidiary	(2.6)	(4.6)	0.6
— Goodwill — joint ventures	(3.2)	(2.6)	—
— Other	(1.6)	(1.0)	—
Fixed asset investments	—	(20.1)	2.1
Joint venture losses	(15.9)	(2.8)	1.2
Charges relating to prior periods	(0.1)	—	1.9
Valuation provision	(1.3)	(10.2)	(46.7)
Other	—	—	0.5

US GAAP income tax charge (benefit)	5.3	(11.3)	(10.4)

(8) Per share data

The equivalent earnings (loss) per ADS outstanding is as follows:

	Year ended June 30,						Convenience translation 2003
	2001		2002		2003
	£		£		£		$
Basic (loss) earnings per ADS under US GAAP (before cumulative effect of accounting change)*	(135.8p	)	(221.9p	)	59.7	p	98.6	c
Basic (loss) earnings per ADS under US GAAP (after cumulative effect of accounting change)*	(135.4p	)	(221.9p	)	59.7	p	98.6	c
Diluted (loss) earnings per ADS under US GAAP (before cumulative effect of accounting change)*	(135.8p	)	(221.9p	)	58.9	p	97.4	c
Diluted (loss) earnings per ADS under US GAAP (after cumulative effect of accounting change)*	(135.4p	)	(221.9p	)	58.9	p	97.4	c

*	Accounting change referred to is cumulative effect on prior years (to June 30, 2000) of implementation of SFAS No. 133.

In prior period reporting, the (loss) earnings per ADS have been calculated using the weighted average number of ADSs outstanding on the basis of 1 ADS for 6 Ordinary Shares. On December 23, 2002 the ratio was revised to reflect a new ratio of 1 ADS representing 4 Ordinary Shares. Therefore, the current and prior period (loss) earnings per ADS have been calculated using a weighted average number of ADSs outstanding on the basis of 1 ADS for 4 Ordinary Shares. (Loss) earnings per ADS is not exactly four times (loss) earnings per share due to rounding differences.

(9) Provision for loss on disposal of subsidiary

Under UK GAAP, in fiscal 2001 the £10 million provision for the disposal of Surrey Sports was taken below operating profit. Under US GAAP, this amount has been reclassified within operating profit. In fiscal 2002, the provision was reversed under UK GAAP. Under US GAAP this reversal is prohibited.

(10) Fixed asset investments

Under UK GAAP, a fixed asset investment in a publicly traded entity, which is not equity accounted or consolidated on a group basis, is recorded at cost, less any provision for permanent diminution in value. Amounts provided against these investments are charged to the profit and loss account below operating profit.

Under US GAAP, the Group has accounted for these investments as “available for sale” securities and has therefore marked such investments to market, with any movements in the carrying values net of tax being recorded in other comprehensive income until realized. Market value must be determined by reference to quoted market prices irrespective of the size of the Group’s interest. Provisions for other than temporary impairments are charged to operating profit and the restoration of a previously recognized impairment loss is prohibited. Any premium to market value of investments acquired is charged to the profit and loss account.

Under US GAAP, the Group has accounted for investments that do not have a readily determinable fair value under the cost method of accounting. When factors indicate that a decrease in value of the investment has occurred which is other than temporary, a charge to operating profit is recorded.

The US GAAP reconciling adjustments to fixed asset investments, within operating profit, are summarized as follows:

	Year ended June 30,			Convenience translation 2003
	2001	2002	2003
	£m	£m	£m	$m
Write-down of football club investments(i)	(19)	(41)	(21)	(35)
Write-down of other investments(ii)	(39)	—	(3)	(5)
Other	(1)	4	6	10

	(59)	(37)	(18)	(30)

(i)	In fiscal 2001, under US GAAP, a provision of £19 million was taken against football club investments (no such write-down was taken under UK GAAP). In fiscal 2002, a £60 million provision was taken against football club investments under UK GAAP as an exceptional item below operating profit. Under US GAAP, this was reduced by the £19 million provision taken in fiscal 2001, and was reclassified within operating profit. As at December 31, 2002, a further £21 million provision was taken against football club investments under UK GAAP as an exceptional item below operating profit. This provision was made due to the continued decline over the previous months in the market value of the investments, leading us to believe that an other than temporary diminution in value had occurred. Subsequently, in fiscal 2003, under UK GAAP, this provision was reduced by £3 million, following the agreement to sell our minority interest in Chelsea Village plc in July 2003. Under US GAAP, the reversal of a previously recognized impairment is not permitted, and the full £21 million provision has been recorded as a loss within operating profit.
(ii)	In fiscal 2001, under UK GAAP, a £39 million provision was taken against new media investments as an exceptional item below operating profit. Under US GAAP, the provision was reclassified within operating profit. In fiscal 2003, under UK GAAP, a £3 million provision was taken against the investment in Open TV shares, as an exceptional item below operating profit. Under US GAAP, the provision was reclassified within operating profit.

The US GAAP reconciling adjustments to fixed asset investments, within net income, are summarized as follows:

	Year ended June 30,			Convenience translation 2003
	2001	2002	2003
	£m	£m	£m	$m
Movements on provisions against football club investments	(19)	19	(3)	(5)
Other	(1)	1	—	—

	(20)	20	(3)	(5)

The US GAAP reconciling adjustments to fixed asset investments, within assets and shareholders’ funds, are summarized as follows:

	Year ended June 30,		Convenience translation 2003
	2002	2003
	£m	£m	$m
Mark-to-market of football club investments	(7)	11	18
Mark-to-market of new media investments	(2)	—	—
Write-back of football club investments	—	(3)	(5)

	(9)	8	13

(11) Share of joint venture’s loss on sale of investment

Under UK GAAP, the Group’s share in KirchPayTV’s loss on the sale of its holding of shares in the Company was recognized in the profit and loss account in fiscal 2001. Under US GAAP, the Group’s share of KirchPayTV’s loss on the sale of its holding of such shares was treated as a capital transaction and taken through equity in fiscal 2001.

(12) Installation, set-top boxes and related equipment revenues and costs

Under UK GAAP, installation, set-top boxes (including Sky+ set-top boxes) and related equipment revenues and costs are recognized once the installation is complete. Under US GAAP, these revenues are recognized over the period that a customer is expected to subscribe to the related service. For set-top boxes and related equipment, the churn rate varies according to the product purchased. Under US GAAP, where installation or set-top boxes and related equipment costs for a particular product exceed revenues, the excess costs are charged in the profit and loss account immediately upon installation. All other costs directly attributable to the income deferred are recognized over the same period as the revenues under US GAAP.

In the year ended June 30, 2003, under UK GAAP, installation, set-top boxes and related equipment revenues of £61 million (2002: £44 million; 2001: £80 million) were recognized. Under US GAAP, deferred revenue recorded on the balance sheet in respect of installations, set-top boxes and related equipment revenues amounted to £219 million (2002: £185 million). Under US GAAP, installation, set-top boxes and related equipment costs, which are expensed immediately under UK GAAP, have been deferred to match the period over which revenues are recognized; therefore at June 30, 2003, deferred costs held on the balance sheet in respect of installations, set-top boxes and related equipment amounted to £217 million (2002: £185 million). Installation, set-top boxes and related equipment revenues that have been recognized during the year amount to £27 million (2002: £22 million; 2001: £15 million). Related costs of £27 million (2002: £22 million; 2001: £15 million) for installation, set-top boxes and related equipment were recognized during the year.

The net impact on both operating profit and net income of these US GAAP adjustments is a reduction of £2 million in fiscal 2003 (2002: nil; 2001: nil). This was a result of the profit on sale of Sky+ set-top boxes in the current year.

(13) Deferred consideration

In fiscal 2001, deferred consideration of £253 million, relating to the Group’s acquisition of BiB, was to be issued as shares or loan notes, as was to be determined on the settlement date. The Board determined that there was no genuine commercial possibility that loan notes would be issued and therefore, under UK GAAP, this deferred consideration was included in shareholders’ funds within shares to be issued. Under US GAAP, it was classified within liabilities.

The deferred consideration was settled on November 11, 2002 by the issue of shares.

(14) Share of results of joint ventures

Under UK GAAP, we recognized KirchPayTV’s losses for the period from January 1, 2002, to February 8, 2002. By February 8, 2002, we considered that our relationship with KirchPayTV had irrevocably changed and that we have not exercised significant influence since that date. Therefore, from February 8, 2002, it was no longer appropriate to account for our investment in KirchPayTV as a joint venture under UK GAAP, and we ceased to account for KirchPayTV’s losses using the gross equity method from that date. No future profits or losses will be equity accounted for unless the nature of the relationship changes in the future.

As we have no intention of providing any future funding to KirchPayTV, an amount of £13.5 million was released from the provision against the carrying value of the investment made at December 31, 2001, matching our share of KirchPayTV’s losses for the period from January 1, 2002 to February 8, 2002.

Under US GAAP, when the carrying amount of an equity-accounted investment is reduced to zero, the investor ordinarily should discontinue applying the equity method and should not provide for additional losses unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee. If the investee subsequently reports net income, the investor should resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period equity accounting was suspended, or where there is an expectation that the investee will return to a profit-making position in the foreseeable future. Furthermore, if the investor ceases to exercise significant influence, the investment is no longer accounted for using the equity method.

Under US GAAP, the carrying value of the KirchPayTV investment was reduced to nil at December 31, 2001, as a result of the impairment in carrying value at that date and therefore under US GAAP we ceased to recognize losses from December 31, 2001. As no losses were recognized in the period from January 1, 2002 to February 8, 2002 under US GAAP, the £13.5 million write-back of losses under UK GAAP appears as a US GAAP net income reconciling item. This investment is no longer accounted for as a joint venture using the equity method as we no longer exercise significant influence.

Due to the fact that KirchPayTV was unable to provide information on a timely basis, their results were included in the Group’s results on a three month time lag basis. On that basis, the final summarized financial information for KirchPayTV provided to the Group was at September 30, 2001, and is as follows:

Group’s share of KirchPayTV (as adjusted) Six months to September 30, 2001
£m
Turnover	57.0

Operating loss	(57.1)
Net interest payable	(3.0)

Loss before taxation	(60.1)

Fixed assets	134.3

Current assets	45.2

Liabilities due within one year	(104.8)

Liabilities due after more than one year	(131.9)

(15) Consolidated Statements of Financial Performance

Turnover

Under UK GAAP, amounts receivable from the disposal of programming rights not acquired for use by the Group of £12 million (2002: £15 million; 2001: £55 million) and amounts receivable in respect of provision to third party broadcasters of spare transponder capacity of £26 million (2002: £24 million; 2001: £54 million) are classified within “operating expenses, net”. Under US GAAP, these amounts are classified within “turnover”.

Under UK GAAP, betting costs from internet casino betting are offset against betting revenues within “turnover”. Costs of £108 million (2002: £88 million; 2001: £75 million) from all other betting are shown within “operating expenses, net”. Under US GAAP, all betting costs are offset against betting revenues within “turnover”.

Exceptional items

Under UK GAAP, exceptional items are material items which derive from events or transactions that fall within the ordinary activities of a reporting entity and which individually or, if of a similar type in aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view. US GAAP does not allow the presentation of exceptional items and such items would not be presented as such under US GAAP.

Non-operating profits

Under UK GAAP, profits or losses on disposals of operations and fixed assets, and provisions for fixed asset investments are recognized below operating profit under FRS 3 “Reporting Financial Performance”. Under US GAAP, such items would be presented as components of discontinued operations, if certain criteria are met, or within operating profit. Under UK GAAP, the share of joint ventures’ operating results excludes our share of joint ventures’ interest, our share of joint ventures’ exceptional items and our share of joint ventures’ tax. These amounts are included within “interest payable and similar charges” or “interest receivable and similar income”, “exceptional Items” and “taxation charge” respectively. Under US GAAP, all of these amounts are included within “equity in earnings (losses) of affiliates”.

(16) Consolidated Balance Sheet

Under UK GAAP, long-term debtors (including prepaid program rights and transponder rentals) are classified as “debtors falling due after more than one year” within current assets. Under US GAAP, long-term debtors are classified within other non-current assets.

Under UK GAAP, deferred tax assets are classified within “debtors falling due within one year” or “debtors falling due after more than one year”. Under US GAAP, deferred tax assets are classified within “other current assets” or “other non-current assets”.

Under UK GAAP, fixed asset investments are classified under the heading “investments” within fixed assets. Under US GAAP, fixed asset investments are classified within “other non-current assets”, when the investments are not expected to be sold within one year, and within “other current assets” when the investments are expected to be sold within one year.

Under UK GAAP, investments in joint ventures are classified under the heading “investments” within fixed assets. Under US GAAP, investments in joint ventures are classified as “investments in equity affiliates”.

Under UK GAAP, a merger reserve is included as part of capital and reserves. The merger reserve was created in accordance with the merger relief provisions under section 131 of the United Kingdom Companies Act 1985 relating to accounting for acquisitions involving the issue of shares at a premium. Merger relief provides relief from the requirement to create a share premium account in a parent company’s balance sheet. In preparing group consolidated financial statements, the amount by which the fair value of the shares issued exceeds their nominal value is recorded within a merger reserve on consolidation, rather than in a share premium account.

Merger relief is available when three conditions have been satisfied:

1.	When a company secures at least 90 per cent of the nominal value of each class of the equity share capital of another company, as a result of an arrangement.

2.	The arrangement provides for the allotment of equity shares by the acquirer.

3.	Consideration for the shares is either the issue or transfer of shares to the acquirer of equity shares in the acquired company; or the cancellation of those equity shares in the acquired company which the acquirer does not already hold.

The merger reserve was created as a result of the acquisition by the Group of interests in two entities:

1.	SIG

The acquisition of 100% of SIG on July 12, 2000, where consideration was paid by the issue of equity shares in BSkyB.

2.	BiB

Consideration was paid in BSkyB shares on June 28, 2001 and on November 11, 2002; this consideration related to the acquisition by the Group of the 19.9% of BiB it did not previously own from British Telecommunications plc (the Group previously held 80.1% of BiB).

Under UK GAAP, the amount recorded in the merger reserve can be transferred to the profit and loss reserve in line with the amortization of the associated goodwill. Accordingly, the £79.2 million that was transferred from the merger reserve to the profit and loss reserve in fiscal 2003 (fiscal 2002: £74.1 million) equals the aggregate amortization charge in that period relating to SIG goodwill and the goodwill recognized on the acquisition of the remaining 19.9% stake in BiB.

Under US GAAP, the amount by which the fair value of the BSkyB shares issued on acquisition of SIG and the remaining 19.9% of BiB exceeded their nominal value is recorded within additional-paid-in-capital.

(17) Consolidated Statement of Cash Flows

The Consolidated Statement of Cash Flows prepared under UK GAAP in accordance with FRS 1 (Revised) — Cash Flow

Statements, presents substantially the same information as that required under US GAAP. Under US GAAP however, there are certain differences from UK GAAP with regard to classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents. Cash flow under UK GAAP represents increases or decreases in “cash”, which comprises cash in hand and deposits repayable on demand and overdrafts. Under US GAAP, cash flow represents increases or decreases in “cash and cash equivalents”, which includes short-term, highly liquid investments with original maturities of less than three months, and excludes overdrafts.

Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends, management of liquid resources and financing activities. Under US GAAP only three categories of cash flow activity are reported, being cash flows relating to operating activities, investing activities and financing activities. Cash flows from taxation and returns on investments and servicing of finance are, with the exception of servicing of shareholder finance, included as operating activities under US GAAP. The servicing of shareholder finance would be included under financing activities under US GAAP.

A reconciliation between the consolidated statements of cash flows presented in accordance with UK and US GAAP is presented below:

	Year Ended June 30,			Convenience translation 2003
	2001	2002	2003
	£m	£m	£m	$m
Operating Activities
Cash flow from operating activities under UK GAAP	39	250	664	1,098
Dividends received from joint ventures	—	—	4	7
Interest received and similar income	5	9	3	5
Interest paid and similar charges on external finance	(119)	(141)	(127)	(210)
Interest element of finance lease payments	(2)	(1)	(1)	(2)
Corporation tax (paid) received	(16)	23	(18)	(30)

Net cash (used in) provided by operating activities under US GAAP	(93)	140	525	868

Investing activities
Net cash outflow from capital expenditure and financial investment under UK GAAP	(158)	(127)	(97)	(160)
Acquisitions, net of new cash acquired	(16)	—	—	—
Funding to joint ventures	(137)	(12)	(15)	(25)
Repayments of funding from joint ventures	—	5	5	8

Net cash used in investing activities under US GAAP	(311)	(134)	(107)	(177)

Financing activities
Cash inflow (outflow) from financing under UK GAAP	347	(180)	(422)	(698)

Net cash provided by (used in) financing activities under US GAAP	347	(180)	(422)	(698)

Net decrease in cash and cash equivalents under US GAAP	(57)	(174)	(4)	(7)

Cash and cash equivalents under US GAAP at the beginning of the period	281	224	50	83
Cash and cash equivalents under US GAAP at the end of the period	224	50	46	76

(ii) Additional US GAAP Disclosures

(a) Stock-based compensation

The Company accounts for stock-based compensation under the expense recognition provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees” (APB No. 25) and provides disclosures of pro-forma stock compensation expense in accordance with SFAS No. 123 “Accounting for Stock-Based Compensation” (SFAS No. 123). Included in the profit and loss account for all the share option schemes under APB No. 25 was a charge of £13 million, net of tax (2002: £32 million; 2001: £30 million). The net difference between the UK GAAP charge and the APB No. 25 charge in the current year was a US GAAP credit of £4 million, net of tax (2002: charge of £17 million; 2001: charge of £15 million). Had compensation expense for share options granted under these schemes been determined based on fair value at the grant dates consistent with the method required in accordance with SFAS No. 123, the Group’s net income (loss) and earnings per share for 2001, 2002 and 2003 would have been reduced to the pro-forma amounts shown below:

	Year ended June 30,						Convenience translation 2003
	2001		2002		2003
	£m		£m		£m		$m
Net (loss) income under US GAAP:
As reported	(625)		(1,047)		286		473
Add: APB No. 25 stock-based employee compensation expense included in reported net (loss) income, net of related tax effects	30		32		13		21
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(43)		(40)		(68)		(112)

Pro-Forma	(638)		(1,055)		231		382

Net (loss) earnings per share under US GAAP:
Basic — as reported(i)	(33.8	)p	(55.5	)p	14.9	p	24.7	c
Basic — pro-forma(i)	(34.6	)p	(55.9	)p	12.1	p	19.9	c
Diluted — as reported(i)	(33.8	)p	(55.5	)p	14.7	p	24.3	c
Diluted — pro-forma(i)	(34.6	)p	(55.9	)p	11.9	p	19.7	c

(i)	All net earnings (loss) per share are disclosed after cumulative effect on prior years (to June 30, 2000) of implementation of SFAS No. 133.

The movement in stock-based awards outstanding during the three years ended June 30, 2003 is summarized in the following table:

	Number of shares under option	Weighted average exercise price
Outstanding at June 30, 2000	19,924,492	£5.65
Granted during fiscal 2001	17,232,761	£9.85
Lapsed during fiscal 2001	(513,319)	£10.48
Cancelled during fiscal 2001	(293,629)	£13.54
Exercised during fiscal 2001	(2,808,136)	£5.28

Outstanding at June 30, 2001	33,542,169	£7.69
Granted during fiscal 2002	16,280,669	£7.83
Lapsed during fiscal 2002	(1,639,388)	£8.61
Cancelled during fiscal 2002	(66,170)	£8.78
Exercised during fiscal 2002	(5,104,577)	£5.64

Outstanding at June 30, 2002	43,012,703	£7.95
Granted during fiscal 2003	15,401,535	£5.31
Lapsed during fiscal 2003	(2,575,366)	£7.23
Exercised during fiscal 2003	(2,235,488)	£7.08

Outstanding at June 30, 2003	53,603,384	£7.26

The awards outstanding can be summarized as follows:

Scheme	Number of Ordinary Shares June 30, 2002	Number of Ordinary Shares June 30, 2003
Executive Share Option Scheme options	32,522,881	41,052,567
Sharesave Scheme options	3,113,822	3,749,134
LTIP awards	6,043,875	7,269,683
KCP awards	1,332,125	1,135,000
EBP awards	—	397,000

	43,012,703	53,603,384

Included within the total awards outstanding as at June 30, 2003, are 40,518,101 options (2002: 31,851,759) granted under the Executive Schemes, 7,269,683 options (2002: 6,043,875) granted under the LTIP and 1,135,000 options (2002: 1,165,000) granted under the KCP, which may be exercised in the final year before their lapsing date, regardless of meeting performance criteria, if applicable, provided that the employee remains in employment with the Group. As at June 30, 2003 and 2002, all the Sharesave Scheme options outstanding have no performance criteria attached. Included within the total outstanding Executive Schemes options, there are 3,907,213 options (2002: 4,357,856) to which no performance criteria are attached. In addition to the awards granted under the Executive Schemes that may be exercised in the final year before their lapsing date, regardless of meeting performance criteria, there are also 534,466 options (2002: 671,122) that vest only if performance criteria are met. Furthermore, all awards granted under the EBP vest only if performance criteria are met.

Included within the KCP shares at June 30, 2002 were 167,125 shares awarded under the 2000 KCP award. Under UK GAAP these are not disclosed within share options, as they were an award of shares with no option attached. Under US GAAP, due to their vesting being dependent upon meeting performance criteria, they were subject to variable plan accounting in accordance with APB No. 25. These awards were exercised in the current year.

The weighted average fair value of options granted in the current year was estimated at approximately £3.16 (2002: £4.77; 2001: £5.13) as of the date of grant using the Black-Scholes stock option pricing model, based on the following weighted average assumptions: no annual dividend; annual standard deviation (volatility) of 43% (2002: 44%; 2001: 38%); risk free interest rate of 4.39% (2002: 4.31%; 2001: 5.51%); and expected term of 8.9 years (2002: 9.4 years; 2001: 7.5 years).

Additionally, the weighted average exercise price and fair value for options granted in the current year with an exercise price below the market price at grant were estimated at £4.75 and £2.90 (2002: £6.11 and £3.49; 2001: £8.24 and £5.25) respectively. For options granted in the current year with an exercise price equal to market price at grant date, the weighted average exercise price and fair value at grant date were estimated at £5.40 and £3.20 (2002: £8.00 and £4.90; 2001: £9.97 and £5.13) respectively.

The exercise prices for options outstanding at June 30, 2003 ranged from £0.98 to £13.97 (2002: £0.50 to £16.27; 2001: £0.50 to £16.27).

The following table summarizes information about the stock options outstanding at June 30, 2003:

	Options outstanding			Options currently exercisable
Range of exercise prices	Number	Weighted average remaining contractual life	Weighted average exercise price	Number	Weighted average exercise price
£0.00-£1.00	1,124	6.3 years	£0.98	1,124	£0.98
£2.00-£3.00	172,795	1.4 years	£2.56	172,795	£2.56
£3.00-£4.00	326,308	2.0 years	£3.75	45,205	£3.59
£4.00-£5.00	2,452,582	3.4 years	£4.72	173,376	£4.43
£5.00-£6.00	16,882,167	7.3 years	£5.30	4,505,951	£5.16
£6.00-£7.00	6,056,567	4.1 years	£6.36	4,771,066	£6.40
£7.00-£8.00	10,635,303	8.4 years	£7.88	10,620,303	£7.88
£8.00-£9.00	3,766,582	5.4 years	£8.32	1,727,268	£8.35
£9.00-£10.00	10,248,102	7.2 years	£9.86	5,984,648	£9.88
£10.00-£11.00	2,550,001	4.1 years	£10.06	2,550,001	£10.06
£11.00-£12.00	302,528	7.1 years	£11.40	34,993	£11.43
£12.00-£13.00	167,808	7.0 years	£12.75	121,731	£12.90
£13.00-£14.00	41,517	6.8 years	£13.97	41,517	£13.97

	53,603,384	6.6 years	£7.26	30,749,978	£7.82

(b) Statement of comprehensive (loss) income

	2001	2002	2003	Convenience translation 2003
	£m	£m	£m	$m
Net (loss) income in accordance with US GAAP	(625)	(1,047)	286	473
Other comprehensive income, net of tax:
Unrealized (loss) gain on certain fixed asset investments	(56)	24	20	33
Foreign exchange (losses) gains recorded in cumulative translation reserve	(28)	11	—	—
Profit on deemed disposals	14	—	—	—

Net comprehensive (loss) income in accordance with US GAAP	(695)	(1,012)	306	506

In fiscal 2003, there was no tax impact on net comprehensive income (loss) of the above reconciling items (fiscal 2002 and 2001: nil).

At June 30, 2003, the cumulative effect on US GAAP shareholders’ funds was a net gain of £11 million for fixed asset investments (2002: net loss of £9 million), a net loss of £10 million for foreign exchange differences (2002: net loss of £10 million) and a net profit of £14 million for deemed disposals (2002: net profit of £14 million).

(c)	Guarantees

The Company and various of its subsidiaries have undertaken, in the normal course of business, to provide support to several of the Company’s subsidiaries to meet their liabilities. The liabilities of these subsidiaries are already included in BSkyB’s consolidated accounts. These undertakings have been given for at least one year from the date of the signing of the latest UK statutory accounts of the subsidiary entity. A payment under these undertakings would only be required in the event of a subsidiary being unable to pay its liabilities. The maximum potential amount of future payments which would be made by the Company to its wholly-owned subsidiaries under these undertakings cannot be determined as the net liability position of the subsidiaries up to at least one year into the future is not known.

As at June 30, 2003, two of the Group’s subsidiary undertakings, British Sky Broadcasting Limited and Sky Subscribers Services Limited, have given joint and several guarantees in respect of the Company’s obligations under £200 million and £600 million revolving credit facilities and the $650 million, $600 million, $300 million and £100 million Guaranteed Notes. The term of these guarantees corresponds with the term of the relevant obligations.

The Company and various of its subsidiaries have undertaken, in the normal course of business, to provide support to several of the Company’s investments in both limited and unlimited companies and partnerships, to meet their liabilities. Several of these undertakings contain financial limits. These undertakings have been given for at least one year from the date of the signing of the UK statutory accounts of the related entity. A payment under these undertakings would be required in the event of an investment being unable to pay its liabilities. The Company and various of its subsidiaries have also agreed to provide additional funding to several of the Company’s investments in both limited and unlimited companies and partnerships. Payment of this additional funding would be required if requested by the investees in accordance with the funding agreements. The maximum potential amount of future payments which may be required to be made by the Company and various of its subsidiaries to its investments in both limited and unlimited companies and partnerships under the undertakings and additional funding agreements is £15 million.

(d)	Adoption of new standards

SFAS No. 142, “Goodwill and Other intangible Assets”

For a description of the implications of implementing SFAS No. 142 in the current year see Note 28 — “Goodwill”.

SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123”

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123 (“SFAS No. 148”). This Statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 shall be effective for financial statements for fiscal years ending after December 15, 2002, and in some cases for interim periods beginning after December 15, 2002. The Group has adopted the disclosure provisions of SFAS No. 148 in the current year and is in the process of evaluating the recognition provisions.

SFAS No. 149, “Amendments of Statement 133 on Derivative Instruments and Hedging Activities”

In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149, Amendments of Statement 133 on Derivative Instruments and Hedging Activities (“SFAS No. 149”). SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 clarifies the circumstances in which a contract with an initial net investment meets the definition of a derivative, clarifies when a derivative contains a financing component that warrants special cash flow reporting, and amends the definition of an underlying within a derivative. This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003.

The Group does not believe that the adoption of SFAS No. 149 will have a material impact on the Group results of operations or its financial position.

SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (“SFAS No. 150”). SFAS No. 150 clarifies the accounting for certain financial instruments that issuers previously accounted for as equity, requiring such instruments to be classified as liabilities in certain situations. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and for interim periods beginning after June 15, 2003.

The Group has adopted SFAS No. 150 in the current year without a material impact on the Group results of operations or its financial position.

FASB Interpretation No. 45, “Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”

In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN No. 45”). This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. This Interpretation also incorporates, without change, the guidance in FIN No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, which is being superseded.

The provisions related to recognizing a liability at inception for the fair value of the guarantor’s obligation do not apply in several circumstances. One of the exceptions is in the case of a parent’s guarantee of a subsidiary’s debt to a third party, and a subsidiary’s guarantee of the debt owed to a third party by either its parent or another subsidiary of that parent, as is the case for the Group. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002.

The Group has adopted FIN No. 45 in the current year without a material impact on the Group results of operations or its financial position.

FASB Interpretation No. 46, “Consolidation of Variable Interest Entities”

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN No. 46”). This clarification of Accounting Research Bulletin No. 51, Consolidated Financial Statements, applies to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. It requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risk among the parties involved. It also requires certain disclosures by the primary beneficiary of a variable interest entity and by an enterprise that holds significant variable interests in a variable interest entity where the enterprise is not the primary beneficiary.

FIN No. 46 is effective immediately for variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003, with early adoption encouraged. FIN No. 46 requires an entity to disclose certain information regarding a variable interest entity, if, when the Interpretation becomes effective, it is reasonably possible that an enterprise will consolidate or have to disclose information about that variable interest entity, regardless of the date on which the variable interest entity was created. This Interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated.

The Group has adopted the disclosure provisions of FIN No. 46 in the current year, has not created any new variable interest entities after January 31, 2003, and does not believe that the adoption of FIN No. 46 will have a material impact on the Group results of operations or its financial position.

EITF 00-21, “Revenue Arrangements with Multiple Deliverables”

In November 2002, the Emerging Issues Task Force reached a consensus on EITF 00-21, Revenue Arrangement with Multiple Deliverables. The consensus addresses how to account for arrangements that may involve multiple revenue-generating activities, for example, the delivery or performance of multiple products, services, and/or rights to use assets. In applying this guidance, separate contracts with the same party, entered into at or near the same time, will be presumed to be a package, and the consideration will be measured and allocated to the separate units, based on their relative fair values. This consensus guidance is effective for revenue agreements entered into in fiscal periods beginning after June 15, 2003.

The Group is in the process of evaluating the requirements of this pronouncement.

29. Financing arrangements

At June 30, 2003, the Group’s balance sheet showed net liabilities of £105.7 million. The Directors consider that the operating cash flows of the Group, together with its own bank facilities, will be sufficient to cover the Group’s projected operating requirements and to settle or refinance the Group’s other liabilities as they fall due, for a minimum period of 12 months from the date of signing these financial statements. Accordingly the financial statements are prepared on a going concern basis.

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

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET

As at June 30, 2002(2)

(£ millions)

	(3) British Sky Broadcasting Group plc	(1)(3) Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Reclassifications and eliminations	BSkyB Group and Subsidiaries
Fixed assets
Intangible assets	—	—	657	—	657
Tangible assets	2	323	18	—	343
Investments
— Joint ventures	—	—	22	—	22
— Own shares	—	42	—	—	42
— Investment in football clubs and new media	61	1	3	—	65
— Investments in subsidiary undertakings under the equity method	1,392	104	580	(2,076)	—

	1,455	470	1,280	(2,076)	1,129

Current assets
Stocks	—	365	49	—	414
Debtors: Amounts due after one year
— Third party debtors	60	85	62	—	207
Debtors: Amounts due within one year
— Intragroup debtors	952	603	601	(2,156)	—
— Third party debtors	4	335	62	—	401
Cash at bank and in hand	—	42	8	—	50

	1,016	1,430	782	(2,156)	1,072

Creditors
Amounts falling due within one year
— Intragroup creditors	(418)	(1,153)	(577)	2,148	—
— Third party creditors	(49)	(782)	(74)	—	(905)

	(467)	(1,935)	(651)	2,148	(905)

Net current assets (liabilities)	549	(505)	131	(8)	167

Total assets less current liabilities	2,004	(35)	1,411	(2,084)	1,296

Creditors
Amounts falling due after one year
— Intragroup borrowings	(736)	—	(211)	947	—
— Third party borrowings	(1,569)	(8)	—	—	(1,577)
— Other	—	(15)	(1)	—	(16)

	(2,305)	(23)	(212)	947	(1,593)
Provisions	—	—	(4)	—	(4)

	(301)	(58)	1,195	(1,137)	(301)

Capital and reserves — equity
Called-up share capital	947	10	877	(887)	947
Share premium account	2,410	242	2,242	(2,484)	2,410
Shares to be issued	256	—	—	—	256
Profit and loss account	(4,180)	(310)	(3,491)	3,801	(4,180)
Application of push down accounting	—	—	657	(657)	—
Other reserves	266	—	910	(910)	266

TOTAL CAPITAL AND RESERVES	(301)	(58)	1,195	(1,137)	(301)

Reconciliation to US GAAP:
Capital and reserves under UK GAAP	(301)	(58)	1,195	(1,137)	(301)
Adjustments:
Goodwill	426	—	426	(426)	426
ESOP	(42)	(42)	—	42	(42)
Employee stock-based provision	26	26	—	(26)	26
Derivative accounting	(6)	(25)	—	25	(6)
Capitalized interest	8	8	—	(8)	8
Deferred taxation	10	10	—	(10)	10
Fixed asset investments	(9)	—	(3)	3	(9)
Deferred consideration	(253)	—	—	—	(253)

Shareholders’ (deficit) funds under US GAAP	(141)	(81)	1,618	(1,537)	(141)

See notes to supplemental guarantor information.

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET

As at June 30, 2003(2)

(£ millions)

	(3) British Sky Broadcasting Group plc	(1)(3) Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Reclassifications and eliminations	BSkyB Group and Subsidiaries
Fixed assets
Intangible assets	—	—	536	—	536
Tangible assets	2	323	19	2	346
Investments
— Joint ventures	—	—	30	—	30
— Own shares	—	35	—	—	35
— Investment in football clubs and new media	43	1	—	—	44
— Investments in subsidiary undertakings under the equity method	1,525	222	734	(2,481)	—

	1,570	581	1,319	(2,479)	991

Current assets
Stocks	—	330	41	—	371
Debtors: Amounts due after one year
— Third party debtors	112	51	60	—	223
Debtors: Amounts due within one year
— Intragroup debtors	506	853	680	(2,039)	—
— Third party debtors	38	304	52	—	394
Cash at bank and in hand	—	40	6	—	46

	656	1,578	839	(2,039)	1,034

Creditors
Amounts falling due within one year
— Intragroup creditors	(416)	(861)	(1,026)	2,303	—
— Third party creditors	(36)	(856)	(63)	—	(955)

	(452)	(1,717)	(1,089)	2,303	(955)

Net current assets (liabilities)	204	(139)	(250)	264	79

Total assets less current liabilities	1,774	442	1,069	(2,215)	1,070

Creditors
Amounts falling due after one year
— Intragroup borrowings	(736)	(214)	(45)	995	—
— Third party borrowings	(1,144)	(8)	—	—	(1,152)
— Other	—	(21)	—	—	(21)

	(1,880)	(243)	(45)	995	(1,173)
Provisions	—	—	(3)	—	(3)

	(106)	199	1,021	(1,220)	(106)

Capital and reserves — equity
Called-up share capital	969	10	576	(586)	969
Share premium account	2,535	242	2,250	(2,492)	2,535
Shares to be issued	3	—	—	—	3
Profit and loss account	(3,912)	(53)	(3,251)	3,304	(3,912)
Application of push down accounting	—	—	536	(536)	—
Other reserves	299	—	910	(910)	299

TOTAL CAPITAL AND RESERVES	(106)	199	1,021	(1,220)	(106)

Reconciliation to US GAAP:
Capital and reserves under UK GAAP	(106)	199	1,021	(1,220)	(106)
Adjustments:
Goodwill	522	—	522	(522)	522
ESOP	(35)	(35)	—	35	(35)
Employee stock-based provision	48	48	—	(48)	48
Derivative accounting	11	(29)	—	29	11
Capitalized interest	7	7	—	(7)	7
Deferred taxation	(5)	7	—	(7)	(5)
Fixed asset investments	8	—	—	—	8
Installation, set-top boxes and related equipment revenues	(2)	—	(2)	2	(2)

Shareholders’ funds under US GAAP	448	197	1,541	(1,738)	448

See notes to supplemental guarantor information.

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the year ended June 30, 2001(2)

(£ millions)

	(3) British Sky Broadcasting Group plc	(1)(3) Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Reclassifications and eliminations	BSkyB Group and Subsidiaries
Turnover	—	2,314	535	(543)	2,306
Operating expenses, net	—	(2,136)	(626)	549	(2,213)

Operating profit (loss)	—	178	(91)	6	93
Share of results of joint ventures	—	(131)	(323)	198	(256)
Share of losses of subsidiary undertakings	(163)	(39)	—	202	—
Joint ventures’ goodwill amortization	—	—	(101)	—	(101)
Provision against investments	—	—	(10)	—	(10)
Loss on sale of fixed asset investment	—	—	(70)	—	(70)

(Loss) profit on ordinary activities before interest and taxation	(163)	8	(595)	406	(344)
Interest receivable and similar income	82	16	120	(197)	21
Interest payable and similar charges
— on external financing	(124)	(1)	(28)	—	(153)
— intragroup interest	(60)	(90)	(47)	197	—
Amounts written off investments	(286)	—	(1,126)	1,373	(39)

Loss on ordinary activities before taxation	(551)	(67)	(1,676)	1,779	(515)
Taxation	12	(34)	(2)	—	(24)

Loss for the year	(539)	(101)	(1,678)	1,779	(539)

Reconciliation to US GAAP:
Net loss under UK GAAP	(539)	(101)	(1,678)	1,779	(539)
Adjustments:
Goodwill	16	—	16	(16)	16
Transition provision	(174)	(174)	—	174	(174)
Employee stock-based compensation	(15)	(15)	—	15	(15)
Derivative accounting	(22)	(9)	—	9	(22)
Capitalized interest	(1)	(1)	—	1	(1)
Deferred taxation	59	55	—	(55)	59
Amounts written off fixed asset investments	(20)	—	(1)	1	(20)
Share of joint venture’s loss on sale of investment	69	—	69	(69)	69

Net loss before cumulative effect of a change in accounting principle	(627)	(245)	(1,594)	1,839	(627)
Cumulative effect on prior years (to June 30, 2000) of implementation of SFAS 133	2	—	—	—	2

Net loss under US GAAP	(625)	(245)	(1,594)	1,839	(625)

See notes to supplemental guarantor information.

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the year ended June 30, 2002(2)

(£ millions)

	(3) British Sky Broadcasting Group plc	(1)(3) Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Reclassifications and eliminations	BSkyB Group and Subsidiaries
Turnover	—	2,745	616	(585)	2,776
Operating expenses, net	—	(2,538)	(780)	597	(2,721)

Operating profit (loss)	—	207	(164)	12	55
Share of results of joint ventures	—	—	(76)	—	(76)
Share of (losses) profits of subsidiary undertakings	(43)	69	—	(26)	—
Joint ventures’ goodwill amortization	—	—	(1,070)	—	(1,070)
Release of provision against investments	—	—	10	—	10
Profit on sale of fixed asset investment	—	—	2	—	2

(Loss) profit on ordinary activities before interest and taxation	(43)	276	(1,298)	(14)	(1,079)
Interest receivable and similar income	97	19	41	(146)	11
Interest payable and similar charges
— on external financing	(142)	(1)	(5)	—	(148)
— intragroup interest	(26)	(110)	(10)	146	—
Amounts written off investments	(1,206)	—	—	1,146	(60)

(Loss) profit on ordinary activities before taxation	(1,320)	184	(1,272)	1,132	(1,276)
Taxation	(63)	(30)	(14)	—	(107)

(Loss) profit for the year	(1,383)	154	(1,286)	1,132	(1,383)

Reconciliation to US GAAP:
Net (loss) profit under UK GAAP	(1,383)	154	(1,286)	1,132	(1,383)
Adjustments:
Goodwill	331	—	331	(331)	331
Transition provision	(19)	(19)	—	19	(19)
Employee stock-based compensation	(14)	(14)	—	14	(14)
Derivative accounting	14	(16)	—	16	14
Provision for loss on disposal of subsidiary	(10)	—	(10)	10	(10)
Amounts written back to fixed asset investments	20	—	1	(1)	20
Share of results of joint ventures	14	—	14	(14)	14

Net (loss) profit under US GAAP	(1,047)	105	(950)	845	(1,047)

See notes to supplemental guarantor information.

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the year ended June 30, 2003(2)

(£ millions)

	(3) British Sky Broadcasting Group plc	(1)(3) Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Reclassifications and eliminations	BSkyB Group and Subsidiaries
Turnover	—	3,179	580	(573)	3,186
Operating expenses, net	(5)	(2,804)	(698)	575	(2,932)

Operating (loss) profit	(5)	375	(118)	2	254
Share of results of joint ventures	—	—	3	—	3
Share of profits (losses) of subsidiary undertakings	135	(21)	—	(114)	—
Amounts written off fixed asset investments, net	(18)	(91)	—	94	(15)

Profit (loss) on ordinary activities before interest and taxation	112	263	(115)	(18)	242
Interest receivable and similar income	73	130	7	(206)	4
Interest payable and similar charges
— on external financing	(117)	(1)	—	—	(118)
— intragroup interest	—	(75)	(11)	86	—

Profit (loss) on ordinary activities before taxation	68	317	(119)	(138)	128
Taxation	122	(58)	(2)	—	62

Profit (loss) for the year	190	259	(121)	(138)	190
Dividends	—	—	(116)	116	—

Transfer to (from) reserves	190	259	(237)	(22)	190

Reconciliation to US GAAP:
Net profit (loss) under UK GAAP	190	259	(121)	(138)	190
Adjustments:
Goodwill	117	—	117	(117)	117
Employee stock-based compensation	4	4	—	(4)	4
Derivative accounting	17	(4)	—	4	17
Capitalized interest	(1)	(1)	—	1	(1)
Deferred taxation	(36)	(3)	(20)	23	(36)
Amounts written off fixed asset investments	(3)	—	—	—	(3)
Sky+ set-top boxes profit on sale	(2)	—	(2)	2	(2)

Net profit (loss) under US GAAP	286	255	(26)	(229)	286

See notes to supplemental guarantor information.

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOW

For the year ended June 30, 2001(2)

(£ millions)

	British Sky Broadcasting Group plc	(1) Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Reclassifications and eliminations	BSkyB Group and Subsidiaries
Operating activities
Operating profit (loss)	—	178	(91)	6	93
Depreciation charges	—	59	12	—	71
Amortization charges	—	—	44	—	44
Increase in stock	—	(39)	(4)	—	(43)
Decrease (increase) in debtors	2	(43)	18	—	(23)
Increase (decrease) in creditors	6	140	(82)	—	64
Deferred revenue released	—	(4)	—	—	(4)
Movement on provisions	—	(174)	11	—	(163)

Net cash inflow (outflow) from operating activities	8	117	(92)	6	39
Returns on investments and servicing of finance
Interest received and similar income	—	5	—	—	5
Interest paid and similar charges	(119)	(2)	—	—	(121)

Net cash (outflow) inflow from returns on investments and servicing of finance	(119)	3	—	—	(116)
Taxation
Consortium relief paid	—	(16)	—	—	(16)

Capital expenditure and financial investment
Payments to acquire fixed assets	—	(127)	(6)	—	(133)
Payments to acquire fixed asset investments	(25)	(1)	—	—	(26)

Net cash outflow from capital expenditure and financial investment	(25)	(128)	(6)	—	(159)
Acquisitions and disposals
Purchase of subsidiary undertakings	(27)	—	—	—	(27)
Net cash acquired with subsidiary undertakings	—	—	12	—	12
Funding to joint ventures	—	—	(137)	—	(137)

Net cash outflow from acquisitions and disposals	(27)	—	(125)	—	(152)

Net cash outflow before management of liquid resources and financing	(163)	(24)	(223)	6	(404)

Management of liquid resources
Decrease in short term deposits	—	85	—	—	85
Financing
Proceeds from issue of ordinary shares	7	—	—	—	7
Increase in total external debt	358	—	—	—	358
Loans (to) from group companies	(198)	(20)	224	(6)	—
Payments made on the issue of ordinary shares	(4)	—	—	—	(4)

Net cash inflow (outflow) from financing	163	(20)	224	(6)	361

Increase in cash	—	41	1	—	42

Increase in net debt	(160)	(25)	(223)	6	(402)

Reconciliation to US GAAP
Net cash (used in) provided by operating activities	(111)	104	(92)	6	(93)
Net cash used in investing activities	(52)	(128)	(131)	—	(311)
Net cash provided by (used in) financing activities	163	(34)	224	(6)	347

Net (decrease) increase in cash and cash equivalents	—	(58)	1	—	(57)
Cash and cash equivalents under US GAAP at the beginning of the year	—	276	5	—	281

Cash and cash equivalents under US GAAP at the end of the year	—	218	6	—	224

See notes to supplemental guarantor information.

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOW

For the year ended June 30, 2002(2)

(£ millions)

	British Sky Broadcasting Group plc	(1) Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Reclassifications and eliminations	BSkyB Group and Subsidiaries
Operating activities
Operating profit (loss)	—	207	(164)	12	55
Depreciation charges	—	70	11	—	81
Amortization charges	—	—	118	—	118
(Increase) decrease in stock	—	(12)	22	—	10
Decrease in debtors	—	88	13	—	101
Decrease in creditors	—	(39)	(41)	—	(80)
Deferred revenue released	—	(1)	—	—	(1)
Movement on provisions	—	(26)	(8)	—	(34)

Net cash inflow (outflow) from operating activities	—	287	(49)	12	250
Returns on investments and servicing of finance
Interest received and similar income	1	8	—	—	9
Interest paid and similar charges	(141)	(1)	—	—	(142)

Net cash (outflow) inflow from returns on investments and servicing of finance	(140)	7	—	—	(133)

Taxation
Consortium relief received	—	—	23	—	23

Capital expenditure and financial investment
Payments to acquire fixed assets	—	(96)	(5)	—	(101)
Receipt from sales of intangible assets	—	—	1	—	1
Purchase of own shares	—	(27)	—	—	(27)

Net cash outflow from capital expenditure and financial investment	—	(123)	(4)	—	(127)
Acquisitions and disposals
Funding to joint ventures	—	—	(12)	—	(12)
Repayment of funding from joint ventures	—	—	5	—	5

Net cash outflow from acquisitions and disposals	—	—	(7)	—	(7)

Net cash (outflow) inflow before management of liquid resources and financing	(140)	171	(37)	12	6

Management of liquid resources
Decrease in short term deposits	—	70	—	—	70
Financing
Proceeds from issue of ordinary shares	14	—	—	—	14
Decrease in total external debt	(190)	(2)	—	—	(192)
Loans from (to) group companies	318	(345)	39	(12)	—
Payments made on the issue of ordinary shares	(2)	—	—	—	(2)

Net cash inflow (outflow) from financing	140	(347)	39	(12)	(180)

(Decrease) increase in cash	—	(106)	2	—	(104)

(Increase) decrease in net debt	(128)	171	(37)	12	18

Reconciliation to US GAAP
Net cash (used in) provided by operating activities	(140)	294	(26)	12	140
Net cash used in investing activities	—	(123)	(11)	—	(134)
Net cash provided by (used in) financing activities	140	(347)	39	(12)	(180)

Net (decrease) increase in cash and cash equivalents	—	(176)	2	—	(174)
Cash and cash equivalents under US GAAP at the beginning of the year	—	218	6	—	224

Cash and cash equivalents under US GAAP at the end of the year	—	42	8	—	50

See notes to supplemental guarantor information.

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOW

For the year ended June 30, 2003(2)

(£ millions)

	British Sky Broadcasting Group plc	(1) Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Reclassifications and eliminations	BSkyB Group and Subsidiaries
Operating activities
Operating (loss) profit	(5)	375	(118)	2	254
Depreciation charges	—	93	5	—	98
Amortization charges	—	—	122	—	122
Decrease in stock	—	36	8	—	44
Decrease in debtors	—	60	28	—	88
Increase (decrease) in creditors	—	75	(15)	—	60
Profit on sale of fixed assets	—	(1)	—	—	(1)
Movement on provisions	—	—	(1)	—	(1)

Net cash (outflow) inflow from operating activities	(5)	638	29	2	664
Dividends received from joint ventures	—	—	4	—	4

Returns on investments and servicing of finance
Interest received and similar income	—	3	—	—	3
Interest paid and similar charges	(127)	(1)	—	—	(128)

Net cash (outflow) inflow from returns on investments and servicing of finance	(127)	2	—	—	(125)

Taxation
Corporation tax paid	—	(18)	—	—	(18)

Capital expenditure and financial investment
Payments to acquire tangible fixed assets	—	(90)	(9)	—	(99)
Receipts from sales of tangible fixed assets	—	1	—	—	1
Receipts from sales of fixed asset investments	—	—	1	—	1

Net cash outflow from capital expenditure and financial investment	—	(89)	(8)	—	(97)
Acquisitions and disposals
Funding to joint ventures	—	—	(15)	—	(15)
Repayment of funding from joint ventures	—	—	5	—	5

Net cash outflow from acquisitions and disposals	—	—	(10)	—	(10)

Net cash (outflow) inflow before management of liquid resources and financing	(132)	533	15	2	418

Management of liquid resources
Decrease in short term deposits	—	1	—	—	1
Financing
Proceeds from issue of ordinary shares	5	—	—	—	5
Decrease in total external debt	(425)	(2)	—	—	(427)
Loans from (to) group companies	552	(533)	(17)	(2)	—

Net cash inflow (outflow) from financing	132	(535)	(17)	(2)	(422)

Decrease in cash	—	(1)	(2)	—	(3)

(Increase) decrease in net debt	(127)	533	15	2	423

Reconciliation to US GAAP
Net cash (used in) provided by operating activities	(132)	622	33	2	525
Net cash used in investing activities	—	(89)	(18)	—	(107)
Net cash provided by (used in) financing activities	132	(535)	(17)	(2)	(422)

Net decrease in cash and cash equivalents	—	(2)	(2)	—	(4)
Cash and cash equivalents under US GAAP at the beginning of the year	—	42	8	—	50

Cash and cash equivalents under US GAAP at the end of the year	—	40	6	—	46

See notes to supplemental guarantor information.

Notes to Supplemental Guarantor Information

(1) The Guarantors are:

British Sky Broadcasting Limited	Operates one of the leading pay TV broadcasting services in the United Kingdom and Ireland. The Company’s principal activities consist of the operation and distribution of twenty-five wholly-owned television channels in digital including the following fifteen channels and their multiplex versions: Sky Premier, Sky MovieMax, Sky Cinema, Sky Sports 1, Sky Sports 2, Sky Sports 3, Sky Sports Xtra, Sky One, Sky News, Sky Sports News, Sky Travel, Sky Travel Shop, Flaunt, Scuzz and The Amp. In addition, the Company currently markets to DTH viewers channels owned and broadcast by third parties.

Sky Subscribers Services Limited	Provides support services (including conditional access and subscriber management) and acts as an agent for the DTH pay TV business of its parent undertaking, British Sky Broadcasting Limited. The Company also provides similar services to a fellow subsidiary undertaking and to third party broadcasters.

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

31. Subsequent events

On July 22, 2003, the Group entered into a binding agreement for the sale of its 9.9% equity investment in Chelsea Village plc for consideration in cash of £5.9 million.

On August 8, 2003, it was announced that the Group had successfully bid for all four packages of exclusive live UK rights to FA Premier League football from the beginning of the 2004/05 season to the end of the 2006/07 season. The total cost of the new agreement for the four UK live packages is £1,024 million over three years. The Group has received a request for information from the European Commission concerning the bidding process in relation to these rights, among others, as described in note 26.

On October 6, 2003, the Group entered into a binding agreement for the sale of its 9.9% equity investment in Manchester United PLC for consideration in cash of £62.0 million.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

THE NEWS CORPORATION LIMITED

Date: December 8, 2003

	By:	/s/ ARTHUR M. SISKIND
Arthur M. Siskind
Director